Form 20-F
period 2025-12-31
Banco Santander, S.A.
filed 2026-02-27
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ending 31 December 2025
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
Tel: +34 91 276 92 90
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class		Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	SAN	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	Not applicable	New York Stock Exchange *
Non-cumulative Preferred Stock Series 6	SAN PRB	New York Stock Exchange
4.250% Second Ranking Senior Debt Securities due 2027	SAN27	New York Stock Exchange
3.800% Senior Non Preferred Fixed Rate Notes due 2028	SAN28	New York Stock Exchange
3.306% Senior Non Preferred Fixed Rate Notes due 2029	SAN29	New York Stock Exchange
4.379% Senior Non Preferred Fixed Rate Notes due 2028	SAN28A	New York Stock Exchange
3.490% Senior Non Preferred Fixed Rate Notes due 2030	SAN30	New York Stock Exchange
2.749% Tier 2 Subordinated Fixed Rate Notes due 2030	SAN30A	New York Stock Exchange
1.849% Senior Non Preferred Fixed Rate Notes due 2026	SAN26	New York Stock Exchange
2.958% Senior Non Preferred Fixed Rate Notes due 2031	SAN31	New York Stock Exchange
4.750% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP1	New York Stock Exchange
4.125% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP2	New York Stock Exchange
1.722% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2027	SAN27A	New York Stock Exchange
3.225% Tier 2 Subordinated Callable Fixed-to-Fixed Rate Notes due 2032	SAN32	New York Stock Exchange
4.175% Senior Non Preferred Fixed-to-Fixed Rate Notes due 2028	SAN28B	New York Stock Exchange
5.294% Senior Non Preferred Fixed Rate Notes due 2027	SAN27B	New York Stock Exchange
6.921% Tier 2 Subordinated Fixed Rate Notes due 2033	SAN33	New York Stock Exchange
5.588% Senior Preferred Fixed Rate Notes due 2028	SAN28C	New York Stock Exchange
6.527% Senior Preferred Callable Fixed-to-Fixed Rate Notes due 2027	SAN27C	New York Stock Exchange
6.607% Senior Preferred Fixed Rate Notes due 2028	SAN28D	New York Stock Exchange
6.938% Senior Preferred Fixed Rate Notes due 2033	SAN33A	New York Stock Exchange
9.625% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP3	New York Stock Exchange
9.625% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP4	New York Stock Exchange
6.350% Tier 2 Subordinated Fixed Rate Notes due 2034	SAN34	New York Stock Exchange
Senior Preferred Callable Floating Rate Notes due 2028	SAN28G	New York Stock Exchange
5.365% Senior Preferred Callable Fixed-to-Fixed Rate Notes due 2028	SAN28H	New York Stock Exchange
5.439% Senior Preferred Fixed Rate Notes due 2031	SAN31A	New York Stock Exchange
8.000% Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities	SANP5	New York Stock Exchange
Senior Non Preferred Callable Floating Rate Notes due 2028	SAN28E	New York Stock Exchange
5.552% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2028	SAN28F	New York Stock Exchange
5.538% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2030	SAN30B	New York Stock Exchange
5.565% Senior Non Preferred Fixed Rate Notes due 2030	SAN30C	New York Stock Exchange
6.033% Senior Non Preferred Fixed Rate Notes due 2035	SAN35	New York Stock Exchange
4.551% Senior Non Preferred Fixed Rate Notes due 2030	SAN30E	New York Stock Exchange
5.127% Senior Non Preferred Fixed Rate Notes due 2035	SAN35A	New York Stock Exchange
Senior Non Preferred Floating Rate Notes due 2030	SAN30D	New York Stock Exchange

*Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None (Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report: 14,689,319,502 shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

BANCO SANTANDER, S.A.
This annual report on Form 20-F for the year ended 31 December 2025, includes two parts: (i) consolidated directors’ report, auditor's report and consolidated financial statements, and (ii) supplemental information. Set forth below is a table listing the required items for Form 20-F and the location where the relevant disclosure in this annual report can be found.
CROSS REFERENCE TO FORM 20-F

Form 20-F item number and caption		Location	Page
Presentation of financial and other information		Supplemental information. Section 1	916
Cautionary statement regarding forward-looking statements		Supplemental information. Section 2	917
PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
	A. Directors and senior management	Not required for annual report on Form 20-F	-
	B. Advisers	Not required for annual report on Form 20-F	-
	C. Auditors	Not required for annual report on Form 20-F	-
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
	A. Offer statistics	Not required for annual report on Form 20-F	-
	B. Method and expected timetable	Not required for annual report on Form 20-F	-
ITEM 3.	KEY INFORMATION
	Selected financial data	Supplemental information. Section 3	919
	A. [Reserved]
	B. Capitalization and indebtedness	Not required for annual report on Form 20-F	-
	C. Reasons for the offer and use of proceeds	Not required for annual report on Form 20-F	-
	D. Risk factors	Supplemental information. Section 4	924
ITEM 4.	INFORMATION ON THE COMPANY
	A. History and development of the company	General Information	911
	Acquisitions, dispositions, reorganizations	Note 3. b) to our consolidated financial statements	667
	Capital increases	Note 31 to our consolidated financial statements	745
	Recent events	Note 1. g) to our consolidated financial statements	641
		Supplemental information. Section 14	1017
	B. Business overview	Directors' report. Economic and financial review	409
	Selected statistical information	Supplemental information. Section 5	961
		Note 6 to our consolidated financial statements	685
		Note 10 to our consolidated financial statements	689
		Note 20 to our consolidated financial statements	707
		Note 21 to our consolidated financial statements	707
	Competition in Spain	Supplemental information. Section 9	979
	Supervision and regulation	Supplemental information. Section 10	981
		Note 1.e) to our consolidated financial statements	639
	C. Organizational structure	Appendix I, II and III to our consolidated financial statements	869
		Note 1.a) to our consolidated financial statements	636
	D. Property, plants and equipment	Note 16 to our consolidated financial statements	700
		Directors' report. Economic and financial review. Section 5.4 (for number of branches in segments and units)	483
ITEM 4A.	UNRESOLVED STAFF COMMENTS	Supplemental information. Section 13	1014
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
	A. Operating results	Directors' report. Economic and financial review. Sections 4 and 5	420
		Supplemental information. Section 6	977
	B. Liquidity and capital resources	Directors' report. Economic and financial review. Section 4.4 and 4.5	441
		Supplemental information. Section 7	978
		Note 35 to our consolidated financial statements	749
	C. Research and development, patents and licenses, etc.	Note 18 to our consolidated financial statements	705
		Directors' report. Economic and financial review. Section 7	509

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Form 20-F item number and caption		Location	Page
	D. Trend information	Directors' report. Economic and financial review. Section 10	537
	E. Critical accounting estimates	Note 1c) to our consolidated financial statements	638
		Note 2 to our consolidated financial statements	641
		Note 17 to our consolidated financial statements	703
		Note 18 to our consolidated financial statements	705
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
	A. Directors and senior management	Directors' report. Corporate governance. Section 4 and 5	274
	B. Compensation	Note 5 to our consolidated financial statements	672
		Directors' report. Corporate governance. Section 6	326
	C. Board practices	Directors' report. Corporate governance. Section 4.2 to 4.10	283
	D. Employees	Supplemental information. Section 8	978
	E. Share ownership	Supplemental information. Section 13	1014
	F. Disclosure of a registrant's action to recover erroneously awarded compensation	None
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
	A. Major shareholders	Directors' report. Corporate governance. Section 2.3 and 2.4	261
	B. Related party transactions	Notes 5.f) to our consolidated financial statements	672
		Note 53 to our consolidated financial statements	828
		Directors' report. Corporate governance. Section 4.12	322
	C. Interests of experts and counsel	Not required for annual report on Form 20-F	-
ITEM 8.	FINANCIAL INFORMATION
	A. Consolidated statements and other financial information
	Financial statements	Consolidated financial statements	607
	Legal proceedings	Note 25 to our consolidated financial statements	715
	Shareholders remuneration	Supplemental information. Section 11	1002
		Directors' report. Corporate governance. Section 3.3	269
		Note 4 to our consolidated financial statements	670
	B. Significant changes	Not applicable	-
ITEM 9.	THE OFFER AND LISTING
	A. Offer and listing details	Supplemental information. Section 12	1002
	B. Plan of distribution	Not required for Annual Report on Form 20-F	-
	C. Markets	Supplemental information. Section 12	1002
		Directors' report. Corporate governance. Section 2.6	265
	D. Selling shareholders	Not required for annual report on Form 20-F	-
	E. Dilution	Not required for annual report on Form 20-F	-
	F. Expenses of the issue	Not required for annual report on Form 20-F	-
ITEM 10.	ADDITIONAL INFORMATION
	A. Share capital	Not required for annual report on Form 20-F	-
	B. Memorandum and articles of association	Supplemental information. Section 13	1005
		Directors' report. Corporate governance. Sections 2.1 and 2.2	260
		Directors' report. Corporate governance. Sections 3.2; 3.3; 3.4 and 3.5	268
		Directors' report. Corporate governance. Sections 4.2 and 4.3	283
		Directors' report. Corporate governance. Section 4.12	322
		Directors' report. Corporate governance. Section 6	326
	C. Material contracts	Supplemental information. Section 13	1008
	D. Exchange controls	Supplemental information. Section 13	1009
	E. Taxation	Supplemental information. Section 13	1009
	F. Dividends and paying agents	Not required for annual report on Form 20-F	-
	G. Statement by experts	Not required for annual report on Form 20-F	-
	H. Documents on display	Supplemental information. Section 13	1014
	I. Subsidiary information	Not required for annual report on Form 20-F	-
	J. Annual report to security holders	Not required for annual report on Form 20-F	-

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Form 20-F item number and caption		Location	Page
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	Directors' report. Risk management and compliance. Section 3	568
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
	A. Debt securities	Not required for annual report on Form 20-F	-
	B. Warrants and rights	Not required for annual report on Form 20-F	-
	C. Other securities	Not required for annual report on Form 20-F	-
	D. American Depositary Shares	Supplemental information. Section 12	1002
PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	Not applicable	-
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	Not applicable	-
ITEM 15.	CONTROLS AND PROCEDURES	Supplemental information. Section 15	1017
ITEM 16	[Reserved]
	A. Audit committee financial expert	Directors' report. Corporate governance. Section 4.5	298
	B. Code of ethics	Directors' report. Risk management and compliance. Section 6.2	588
		Directors' report. Corporate governance. Section 8.1	361
	C. Principal accountant fees and services	Note 47. b) to our consolidated financial statements	781
		Supplemental information. Section 15	1017
	D. Exemptions from the listing standards for audit committees	Not applicable	-
	E. Purchases of equity securities by the issuer and affiliated purchasers	Supplemental information. Section 12	1002
	F. Change in registrant’s certifying accountant	Not applicable	-
	G. Corporate governance	Supplemental information. Section 16	1019
	H. Mine safety disclosure	Not applicable	-
	I. Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	-
	J. Insider trading policies	Supplemental information. Section 13.9	1017
		Supplemental information. Section 17. Exhibit 11.1	1022
	K. Cybersecurity	Directors' report. Sustainability statement. Section 3.3.3	91
		Directors' report. Corporate governance. Sections 4 and 5	274
		Directors' report. Economic and financial review. Section 7	509
		Directors' report. Risk management and compliance. Section 5	582
		Supplemental information. Section 13.8	1016
PART III
ITEM 17.	FINANCIAL STATEMENTS	Consolidated financial statements	607
ITEM 18.	FINANCIAL STATEMENTS	Consolidated financial statements	607
ITEM 19	EXHIBITS	Supplemental information. Section 17	1022

BANCO SANTANDER, S.A.

Part 1.

Consolidated directors´ report, auditor's report and consolidated financial statements

IT STARTS HERE

2025 Annual report

81885
Santander

santander.com

Santander

2025 Annual report
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

Consolidated directors’ report

Business model and strategy	7

The Santander Way	8
Our business model	9
2025 results	10
Looking ahead	16

Sustainability statement	17

Consolidated non-financial information and sustainability information statement

1. Sustainability at Santander (General information)	21
2. Climate transition plan (Environmental information)	31
3. Supporting employees, communities and customers (Social information)	70
4. Business conduct (Governance information)	93
Sustainability notes	99
Other sustainability information	249

Corporate governance	251

Economic and financial review	409

Risk management and compliance	546

Glossary of terms, acronyms and abbreviations	599
Auditor's report and consolidated financial statements

Auditor's report	609
Consolidated financial statements	619

Notes to the consolidated financial statements	635
Appendix	869

General information	911
Annual report 2025    3

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2025 consolidated
directors’ report
This report was approved unanimously by our board of directors on 24 February 2026
Our approach to this document
We changed the layout of our consolidated directors’ report in 2018 to include the contents previously provided in these documents, which we no longer prepare separately:
•Annual report
•Consolidated directors’ report
•Annual corporate governance report
•Board committee reports
•Sustainability report
•Annual report on our directors’ remuneration
The consolidated directors’ report also includes all information required by Spanish Act 11/2018 on non-financial information and diversity and the information on sustainability prepared by the Group in accordance with the European Standards of Sustainability Reporting (ESRS). It can be found in the 'Sustainability statement' chapter, which constitutes the consolidated non-financial information statement and sustainability information.

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
For more details on APMs and non-IFRS measures, see sections 6. 'Alternative performance measures (APMs)' and 9.2 'Alternative performance measures (APMs) of the new reporting structure' of the 'Economic and financial review' chapter and section SN 9 'Alternative performance measures (APMs)' of the 'Sustainability statement' chapter.
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
Annual report 2025    4

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Forward-looking statements
Banco Santander hereby warns that this annual report contains 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements.
The important factors below (and others described elsewhere in this report), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume:
•general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;
•exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;
•exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);
•potential losses from early loan repayment, collateral depreciation or counterparty risk;
•political instability in Spain, the US, the UK, other European countries and Latin America;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;
•acquisitions, dispositions, integrations and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;
•reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities;
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
Annual report 2025    5

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Glossary of terms, acronyms and abbreviations
To facilitate a better understanding of this anual report, a glossary of terms, acronyms and abbreviations has been included at the end of the consolidated directors' report.
Annual report 2025    6

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Business model and strategy
Annual report 2025    7

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The Santander Way

Our purpose	Our aim	Our how

To help people and businesses prosper	To be the best open financial services platform by acting responsibly and earning the lasting loyalty of our people, customers, shareholders and communities	Everything we do should be Simple, Personal and Fair

Annual report 2025    8

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Our business model
Generating value for our stakeholders

CUSTOMER FOCUS	Building a digital bank with branches

→Customer focus is the essence of our strategy. Our multichannel offering enables us to fulfil all our customers' financial needs, making us their global, trusted and responsive partner.
→Our customer growth investments are centred around three basic things: providing great products at competitive prices, a frictionless digital experience and being a trusted financial partner.
→We are building a digital bank with branches to make our customers' lives easier. By merging technology with human touch, we offer fully-digital products while ensuring our branches provide support and advice. This blend of innovation and personalization ensures our customers get the best of both worlds.

	2024	2025
Total customers (mn)	173	180
Active customers (mn)	103	106

SCALE	Global & in-market scale

→Santander has a unique combination of global scale and local leadership.
→Our activities are organized under five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking, Wealth Management & Insurance and Payments.
→These five global businesses support value creation based on the profitable growth and operational leverage that ONE Santander and network benefits provide.
→Our global approach to technology and development of global platforms is helping us to provide our customers with cost competitive products and the best digital experience.

ONE Santander
Global businesses	Retail	Retail & Commercial Banking	}

	Consumer	Digital Consumer Bank	}

	CIB	Corporate & Investment Banking	}

	Wealth	Wealth Management & Insurance	}

	Payments	Payments	}

From 2026 onwards, Digital Consumer Bank and Payments will be renamed Openbank and Payment Solutions, respectively.

DIVERSIFICATION	Business, geographical and balance sheet

→Our simple and well-targeted range of products and services meets the needs of a wide spectrum of customers: individuals, SMEs, mid-market companies, large corporates, Wealth Management customers, first-time banking customers, auto customers and dealers.
→Santander has a strong, simple and diversified balance sheet in terms of products, businesses and markets, with a very low exposure to market risk and is highly collateralized and made up mainly of loans.
→Diversification and a medium-low risk profile deliver recurrent pre-provision profit, with among the lowest volatility across peers.

Group net operating income (pre-provision profit)
EUR billion

Our unique business model and consistent execution of our strategy provide higher returns and value creation for our shareholders and, at the same time, lower volatility

Annual report 2025    9

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2025 results
Record results for the fourth consecutive year with a strong growth of 8 million new customers

→Record profit, underpinned by higher customer activity
→Strong operating performance and profitability on the back of ONE Transformation

→Solid balance sheet with robust credit quality and very strong organic capital generation
→Capital productivity and disciplined capital allocation are driving double-digit value creation

FY'25 Attributable Profit	Fees

€14.1bn +12%	€13.7bn +5%

Efficiency ratio	RoTE

41.2% –0.6pp	post-AT1	pre-AT1
	16.3% +0.8pp	17.1% +0.8pp

CoR	CET1

1.15% -0pb	13.5% +0.7pp

TNAVps + DPS	EPS

+14% YoY	+17% YoY
Note: YoY changes. In constant euros: FY'25 attributable profit +16% and fees +9%. CET1 ratio on a phased-in basis, i.e. in accordance with the transitory treatment of the CRR. YoY comparison based on published Dec-24 ratio, which was calculated on a fully-loaded basis. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash dividend per share paid in November 2025, both forming part of our shareholder remuneration policy.
Delivering on all our 2025 and key Investor Day targets

		2025			2023-25
		2025	Targets		2023-25	ID targets
Revenue	▶	€62.4bn	c.€62bn	✓	+8% CAGR 22-25	c.7-8% CAGR 22-25	✓
Fees	▶	+9%	Mid-high single digit growth	✓	+7% CAGR 22-25	c.8-9% CAGR 22-25
Cost base	▶	-1% in euros	Down vs. 2024 in euros	✓	+4% CAGR 22-25	c.4-5% CAGR 22-25	✓
Efficiency ratio	▶				41.2% in 2025	c.42% in 2025	✓
CoR	▶	1.15%	c.1.15%	✓	1.15% in 2025	c.1.0-1.1%
CET1A	▶	13.5%	13% operating range 12-13%	✓	13.5% in 2025	>12% post-Basel III	✓
RoTE	▶	16.3 post-AT1	c.16.5% post-AT1	✓	17.1% pre-AT1 | in 2025	15-17% pre-AT1	✓
TNAVps + Cash DPS	▶	+14%	Double-digit growth through-the-cycle	✓	+14% CAGR 22-25	Double-digit growth through-the-cycle	✓
Note: data and YoY changes in constant euros, unless otherwise indicated. TNAVps + Cash DPS includes the €11.00 cent cash dividend per share paid in May 2025 and the €11.50 cent cash dividend per share paid in November 2025, both forming part of our shareholder remuneration policy.
A.CET1 ratio is phased-in, calculated in accordance with the transitory treatment of the CRR.
Annual report 2025    10

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Our unique business model and execution of our strategy deliver higher returns with lower volatility
A.% of operating areas, excluding the Corporate Centre. LatAm includes Rest of the Group.
B.Calculated using quarterly data from Jan-99 to Q3’25. Source: Bloomberg, with GAAP criteria. Standard deviation of the quarterly EPS starting from the first available data since Jan-99.

Value creation, driven by higher profitability, underpinned by three tenets:

Think Value	Delivering double-digit value creation, on average through-the-cycle

Think Customer	Building a digital bank with branches with well-targeted products and services to grow our customer base

Think Global	Leveraging global and in-market scale, network and tech to deliver world class-services and accelerate profitable growth

Annual report 2025    11

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Think Value
Delivering double-digit value creation, on average through-the-cycle
→Delivering on all key Investor Day targets
FY'25 vs. 2025 ID targets (incl. upgrades in Q4’24)

Strength

CET1 13.5% 13% | operating range: 12-13%

Shareholder remuneration

Payout 50% 50% target payout cash dividend + SBBB	Additional SBBA €6.7bn At least €10bn total SBB 2025-26B

Disciplined capital allocation

RWAs with RoRWA > CoE 89% c.85%

Profitability

RoTE post-AT1 16.3% c.16.5%	RoTE pre-AT1 17.1% 15-17%

Think Customer
Building a digital bank with branches with well-targeted products and services to grow our customer base
→We are committed to delivering simple, lovable, life-centric products and experiences for customers

		2024	2025
Customer centric	Total customers (mn)	173	180

Simplification & automation	Efficiency ratio (%)	41.8	41.2

Customer activity	Active customers (mn)	103	106

A.Share buybacks already executed or launched in 2025 and 2026 to date, against the'at least €10bn Total SBB 2025-26' target. The €6.7bn amount includes i) €1.7bn share buyback against H1’25 results, already completed on 23 December 2025, ii) €1.8bn share buyback against H2’25 results, announced on 3 February, for which the regulatory approval has been received, and iii) €3.2bn additional share buyback to distribute approx. 50% of the CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska to Erste Group on 9 January 2026, as announced on 3 February 2026, for which the regulatory approval has been received. Additionally, €3.3bn against future results and excess capital are expected to be executed, subject to future corporate and regulatory decisions and approvals.
B.For more details, see section 3.3 ‘Dividends and shareholder remuneration’ in the ‘Corporate governance’ chapter.
Annual report 2025    12

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Think Global
Leveraging global and in-market scale, network and tech to deliver world class-services and accelerate profitable growth
→Our transformation and five global businesses structurally deliver higher revenue with lower costs, supporting our ambition to become the most profitable bank in every market where we operate
Our five global businesses

RETAIL	CONSUMER	CIB	WEALTH	PAYMENTS

Global business integrating our retail and commercial banking activities	A digital bank that combines state-of-the-art technology with a personal and human touch	Our global platform to support corporate and institutional clients	Common service models for our private banking, asset management and insurance activities	Single infrastructures for payment solutions
We are a global Retail and Consumer powerhouse with 180 million customers
Strong results underpinned by growth across our five global businesses

2025 vs. 2024	Revenue (€ bn)	Contribution to Group revenue	Efficiency	Profit (€ bn)	RoTE post-AT1	Profitability 2025 targets

Retail	31.2 -0%	50%	39.4% -0.1pp	7.7 +9%	17.7% -0.4pp	c.17%	✓
Consumer	13.0 +4%	21%	40.6% +0.5pp	1.7 +8%	8.6% -0.3pp	c.12%
CIB	8.5 +5%	13%	45.5% +0.0pp	2.8 +7%	19.1% +1.8pp	c.20%	✓
Wealth	4.2 +14%	7%	35.3% -2.9pp	2.1 +27%	68.5% -8.4pp	c.60%	✓
Payments	6.0 +17%	9%	39.2% -5.3pp	0.9A +50%	PagoNxt EBITDA margin 34.5% +7.0pp	>30%	✓

Note: YoY changes in constant euros.
Contribution to Group revenue as a percentage of total operating areas, excluding the Corporate Centre. Global businesses’ RoTEs are adjusted based on Group’s deployed capital; targets have been adjusted for AT1 costs.
A.Payments YoY variation excluding the PagoNxt write-downs in Q2’24 of our investments related to our merchant platform in Germany and Superdigital in Latin America (€243mn, net of tax and minority interests).
Annual report 2025    13

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Retail & Commercial Banking
Driving operational leverage through ONE Transformation, while delivering a differential customer experience through our digital bank with branches
Note: data and YoY changes in constant euros.
A. Metrics cover all products and employees in the branch network in our 10 main countries.
Digital Consumer Bank
Scaling our digital bank and global platforms while optimizing the funding structure
Note: data and YoY changes in constant euros.
ANEAs: average net earning assets, including renting.
Annual report 2025    14

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Corporate & Investment Banking
Leveraging our strengths to better serve our corporate customers and institutions
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
Annual report 2025    15

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Payments
Seizing a growing opportunity by capturing scale through global platforms
Note: data and YoY changes in constant euros.
# transactions include merchant payments, cards and electronic A2A payments. Payments volume includes Total Payments Volume (TPV) in Getnet and Cards spending. Like-for-like excludes perimeter effects, mainly the decision to discontinue the merchant platform in Germany and Superdigital in Q2 2024.

Looking ahead
Santander is now AT SCALE IN ALL OUR CORE MARKETS which will accelerate our value creation in the next strategic cycle

Targets market dependent

	Revenue growth	Costs	Profit	CET1
2026 Excluding Poland, TSB and Webster in 2025-26	Mid-single digit in constant euros	Down in constant euros	Up vs. €14.1bn in 2025	12.8-13% operating range: 12-13%
	With fees growing more than NII	Resulting in positive operational leverage

2027 including TSB and Webster	Double digit in constant euros	Positive operational leverage	Up mid teensA in constant euros	>13% operating range: 12-13%

2028		RoTEB >20%

Assuming CoR stable

At least double-digit TNAVps + DPS growth through the cycle
Note: targets market dependent. Based on macro assumptions aligned with international economic institutions. CET1 targets including all the impacts from inorganic transactions.
A.Excluding the capital gain resulting from the sale of Santander Bank Polska to Erste Group in 2026, as well as TSB and Webster integration and restructuring charges.
B.2028 RoTE is post-AT1.
Annual report 2025    16

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Sustainability statement
Consolidated non-financial information statement and sustainability information
Annual report 2025    17

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
About this chapter
This report shows the performance of Grupo Santander in 2025 in those environmental, social and governance issues that have been identified as material (for the purposes of this report, materiality is aligned with the European Corporate Sustainability Reporting Directive - CSRD).

Scope
The information contained covers the core activities of Banco Santander and its subsidiaries from 1 January to 31 December 2025 (for more details, see Notes 1, 2, 3 and 53 to the consolidated financial statements and sections 3 and 4 in the 'Economic and financial review' chapter). The scope of information and changes in criteria applied with respect to the 2024 Sustainability statement, when significant, are reflected in each relevant section and generally in the 'Sustainability note 1' of this chapter.

Regulation, reporting standards and other references that this chapter addresses
This chapter contains the 'Consolidated non-financial information statement and sustainability information' of Grupo Santander, in compliance with Directive (EU) 2022/2464, with regard to the presentation of information on sustainability by companies, prepared in accordance with the European Sustainability Reporting Standards (ESRS) framework, comprising Commission Delegated Regulation (EU) 2023/2772 and Commission Delegated Regulation (EU) 2025/1416, and in compliance with Law 11/2018, which amends Article 49 of the Commercial Code, and the Regulation on European Taxonomy (Regulation (EU) 2020/852 and Commission Delegated Regulations 2021/2139 and 2021/2178 as amended by Delegated Regulations (EU) 2022/1214, 2023/2485, 2023/2486 and 2026/73). Likewise, the information included in the section 2 'Climate, our transition plan' allows the Group to address the requirements of Law 7/2021 on climate change and Royal Decree 214/2025 of the Spanish legal system.

For more details, see 'Sustainability information' in the introduction of this Annual report
Annual report 2025    18

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Annual report 2025    19

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Sustainability 2025 summary
We help people and businesses prosper

We contribute to the economic, financial and social development of our communities.

→EUR 332.9 billion to help people buy homes, enabling 3.6 million families to access housing. EUR 209.7 billion to purchase other goods.A
→EUR 318 billion to help set up or grow companies (including 743,000 SMEs and sole traders).B
→EUR 12.3 billion paid to suppliers. 92% are local and account for 90% of total procurement turnover.
→EUR 9.6 billion in taxes paid by the Group and EUR 12.5 billion in third party taxes channelled to tax authorities.
→EUR 163.7 million in community support, helping 9.9 million people and organizations. Since 2023, we have allocated EUR 311 million to promote education, employability and entrepreneurship.

We help our customers progress in their sustainability goals.

→EUR 174 billion in green finance raised and facilitated since 2019, reaching our EUR 120 billion target 18 months early.
→Additionally, our credit stock in green mortgages and auto aligned with EU Taxonomy grew 8%.
→We reached EUR 129.9 billion in assets under management in socially responsible investment, reaching our EUR 100 billion target nine months early.

We offer a range of products and services tailored to our customers’ needs. We follow responsible practices, support their financial inclusion, and protect their information.

→6.3 million new people financially included since 2023, reaching our 5 million target to 2025 half year early.
→Our microfinance propositions in Latin America reached 1.8 million underbanked entrepreneurs with EUR 1.26 billion in credit disbursed.

We help our employees develop by promoting an inclusive culture and lifelong learning, and by providing fair working conditions.

→198,403 employees. EUR 13.6 billion paid in wages and benefits.C →38.5% of our senior leaders are women.

We act responsibly through a strong culture, governance and conduct.

We help people and businesses prosper by providing responsible, accessible financial solutions in the markets where we operate.	We take business driven decisions to create sustainable value for our shareholders.	We identify and manage material risks in accordance with local law and regulation and our risk appetite to support long-term resilience.

We engage with our stakeholders and consider their views to act in the long-term interests of our business and our customers.	We deploy our business model to tackle global challenges creating profit with purpose. We believe economies function best when open, fair and rules-based competition can thrive.	Our goals are designed to identify and capture opportunities, aiming to help our customers' in their sustainability goals.

A. Credit stock and mortgage holdings as at 31 December 2025. The credit stock figure excludes information relating to Santander Bank Polska S.A. and its subsidiaries
B. Credit stock as at 31 December 2025. Data for small and medium enterprises (SMEs) and sole traders covers individual customers with an outstanding loan at 2025 year end. The credit stock figure excludes information relating to Santander Bank Polska S.A. and its subsidiaries
C. Does not include information relating to Santander Bank Polska S.A. and its subsidiaries
Annual report 2025    20

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1. Sustainability at Santander
(General information)
1.1 Sustainability strategy
Grupo Santander’s purpose is to help people and businesses prosper. We aim to be the best open financial services platform by acting responsibly and earning the lasting loyalty of our employees, customers, shareholders and communities.
Grupo Santander serves over 180 million customers worldwide through our unique combination of global scale and local leadership. We’re among the top 3 in lending, deposits and mutual funds in most of our core markets. Our leadership position speaks to our scale and the competitive advantage that our integrated model affords.
Our diverse customer base includes individuals, SMEs, large corporates, high net worth clients and others, all with varying financial needs and expectations that can change overnight. Our simple, tailor-made products and services, coupled with our multichannel proposition, seek to meet those needs.
Santander has c. 200,000 employees and our activities are organized under five global businesses: Retail and Commercial Banking; Digital Consumer Bank; Corporate and Investment Banking; Wealth Management and Insurance; and Payments.

For more details on the value chain, see SN 1. For more details on the distribution of employees by geographical area, see Table 6 in SN 7.3 Employees
Our sustainability strategy focuses on matters that pose material opportunity, risk and impact to Santander (see section 1.2 'Materiality assessment') and has five pillars:
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
Our sustainability strategy is informed by the regulatory frameworks of the markets where we operate, in accordance with local law and regulation, and it is shaped by public policies. It embeds the Group’s three action lines: Think Value, Think Customer and Think Global to drive business growth and become more resilient to increasing environmental, governance and social risks.
→ Think Value: Profitable growth makes us resilient and able to withstand shocks, invest in our employees and customer value proposition, support our communities, and create value for our shareholders.
→ Think Customer: Be the partner of choice for our customers by offering the best products and helping them in their transition to a low-carbon economy and support their financial inclusion and financial health (including financial education).
→ Think Global: Use our scale and local leadership to tackle global sustainability challenges.
Having cemented the foundations of our strategy, the Group is focusing on a new phase of execution to accelerate operational transformation, continue our path of customer growth, and strengthen sustained value creation, leveraging in our global scale.
Embedding our sustainability strategy
Santander’s sustainability strategy forms part of the Group’s strategic plan, three-year financial plans, and annual budget. Our Chief Executive Officer (CEO) leads the preparation of our financial plan every year. The plan includes sustainability targets and priorities that are consistent with our long-term strategy and the applicable law and regulation. The strategy committee, executive committee and the Group board of directors review the plan’s outcome. Furthermore, all global businesses and each subsidiary have their own financial plan that is reviewed to make sure it aligns with the Group plan.
The Risk function conducts an analysis and challenge of the strategic plan to identify potential threats that may compromise the achievement of the Group's objectives. The risk control committee and the board's risk supervision, regulation and compliance committee discuss the outcome of this analysis. Additionally, Santander has internal policies that establish the principles, key processes, roles and responsibilities, and the governance and tools associated with the management of risks arising from environmental, social and governance factors. We base this model on the Group's risk principles and culture; a clear governance structure; and advanced risk management tools and procedures.
Annual report 2025    21

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Santander regularly conducts an emerging risks exercise to identify key threats to our strategic plan under theoretical stress scenarios with low likelihood of occurrence. This exercise also considers climate change factors such as physical and transition risk in accordance with local law and regulation.
We aim to detect, assess and monitor risks that may have a significant impact on our business model, profitability and solvency to keep our strategy robust.

For more details, see chapter 1.4 'Sustainability governance'
The Group’s sustainability strategy is implemented across the five global businesses and metrics and targets that in some cases form part of our remuneration schemes.
Corporate and Investment Banking
Our ambition is to be a strategic partner for our customers by helping them achieve their transition and sustainability goals in a profitable way.
We support our customers in pursuing those goals by offering them products and services that follow the strictest integrity standards. We focus on capturing business opportunities across strategic transition themes, such as scaling low-carbon infrastructure, accelerating emerging and enabling clean technologies, mobilising sustainable capital markets and supporting sustainable trade, supply chains and working capital. Please see section 2.2.1 'Corporate and investment banking (CIB)' for further detail and case studies.
We have been a leader in renewable energy project finance for a decade. We met our target of EUR 120 billion in green finance raised or facilitated (between 2019 and 2025) 18 months early. In 2025 we reached a total of EUR 174 billion in green finance raised or facilitated by year end. We also acted as adviser on several of the world’s biggest renewable energy financing transactions.
We support our clients by evaluating the robustness of their transition plans and advising on key levers for improvement, manage climate risks and progress towards achieving their climate objectives in high-emitting sectors. Transition planning is assessed in context, considering developments of local economy plans and policy backdrop.
Retail and Commercial Banking
Our ambition is to be a driver of sustainable growth and to provide solutions for all our customers (individuals, SMEs, large corporates, and institutions).
We offer products and services that are designed to aid the energy transition of homes and businesses according to best market practice and to support the profitable and sustainable growth of our business customers. We adapt our value proposition to each market to align our action with local demands, regulation, macroeconomic landscapes, in accordance with local law and regulation.
We also work closely with multilateral development banks in initiatives that support sustainable and energy transition in the markets where we operate.
We measure the emissions of the key commercial and residential property portfolios in Portugal, Spain and the United Kingdom and agriculture portfolios in Brazil and identify alignment levers to our customers' transition.
We also provide financial inclusion and health solutions. In June 2025, six months early, we reached our target to financially include five million people between 2023 and 2025, giving support to underbanked individuals through microfinance and banking access. By year end we reached 6.3 million new people reached through financial inclusion measures since 2023. Moreover, we run financial education activities, which often reinforce our financial inclusion programs.
Additionally, Santander is aiming to provide EUR 400 million in support to education, employability and entrepreneurship between 2023 and 2026, while increasing the number of people engaged in these programmes, including through platforms such as Santander Open Academy.
Digital Consumer Bank
Our ambition is to continue supporting our customers’ transition, namely in the auto finance market — where we are global leader with more than 20 million customers — and the consumer finance market.
We are supporting the transition by financing solutions that drive fewer emissions, in accordance with local law and regulation. For instance, through electric vehicle financing in Europe, where our market share in 2025 stood at over 10%, with EUR 7.3 billion in loans. An increased share of electric vehicles contributes to the alignment of the auto financing portfolio in Europe and to our 2030 alignment target.
Wealth Management and Insurance
Our ambition is to address our customers' investment demand, providing a sustainable proposition through our funds, portfolios, insurance products and advisory services. In March 2025, nine months early, we achieved our target of EUR 100 billion in assets under management in socially responsible investment (SRI). By year end this figure reached a total of EUR 129.9 billion.
We continue to bolster our sustainable solution proposition for customers, including a wide range of fixed income, equity, mixed and alternative funds, as well as themed products focused on climate, energy transition and social well-being. Moreover, we have SRI life-savings portfolios and products, as well as the ability to build customized mandates around specific sustainability preferences.
Payments
We continue to make headway in lowering the environmental footprint of our cards by using sustainable materials and promoting the recycling of cards. In 2025, 97% of the cards we acquired were made of sustainable materials (recycled PVC / PLA), which backs our commitment to follow a more environmentally-friendly payment model.
We are also promoting financial education and health among our customers through the creative Pay Smarter concept.
PagoNxt aims at continuing contributing to financial inclusion of individuals, small businesses and sole traders in the communities where we operate, particularly in South America.

For more details on how our global businesses implement our sustainability strategy, see section 2.2 Supporting our customers in their transition goals'' and 3.2 Communities' sustainable development
Annual report 2025    22

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1.2 Materiality assessment
We presented our first double materiality assessment, which aligns with the CSRD, in 2024. This report is based on the same analysis disclosed in our previous Sustainability Statement, with minor amendments to align material impacts, risks and opportunities with our management throughout 2025. During 2026, we plan to update our DMA to inform our action starting from 2027.
As regards the CSRD, this assessment sets out the sustainability topics that are material to Santander. We identify and manage our material sustainability impacts, risks and opportunities (IROs) by implementing appropriate governance, policies, actions, metrics and targets for them. We apply a pragmatic approach that focuses on supporting our business and resilience, in accordance with local law and regulation in the markets where we operate.
We identified 29 IROs1 within the five sustainability topics that are material to Grupo Santander: E1) Climate change (see section 2. 'Climate transition plan'), S1) Own workforce (see section 3.1 'Our employees'), S3) Affected communities (see section 3.2 'Sustainable development in our communities'), S4) Consumers and end users (see section 3.3 'Our customers'), and G1) Business conduct (see section 4. 'Business conduct'). The table below breaks down the impacts (positive and negative), risks and opportunities of each topic. We manage them in accordance with local law and regulation.

		Impact materiality		Financial materiality
	Sustainability topics (ESRS)	+	–	Risk	Opportunity
ÿ	E1: Climate Change
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
O Growth in the financing and investment in transition and clean tech solutions, supporting the economy and key sectors such as energy, construction, mobility and agriculture.
R Reputational risk based on the perception of the Bank's progress with Group climate-related policies and objectives in certain jurisdictions and that could lead to other type of risk implications.[2]

1 We identified and published 32 IROs in annual report 2024. To align material impacts, risks and opportunities with our management throughout 2025, we merged six IROs into three to give a new total of 29. Merged IROs: E1 opportunities (O Growth in the financing of renewable energy and other energy transition solutions). + O Revenue growth by providing our customers with sustainable solutions in such sectors as construction, mobility or agriculture), Negative impacts of S3 (I- Finance activities (in any customer segment) that breach the bank’s policies and jeopardize the well-being of present and future generations. + I- Potentially negative impact on the environment or society by failing to sufficiently involve appropriate stakeholders or use suitable customer identification and management mechanisms when providing finance to a customer or project), Negative impacts of S4 (I- Negative impact on the customer if the bank fails to provide sufficient information on the product or service they are signing up for. + I- Negative impact on the customer by failing to guarantee access to, or the use of, products and services that may present certain obstacles or weak spots).
2 In accordance with local law and regulation
Annual report 2025    23

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

S1	Own workforce

I+ Promotion of the health, well-being and security of our employees in a safe and inclusive workplace; facilitate a positive work-life balance between personal and professional life through policies that foster the balance between them.
I+ Promotion of a workforce that reflects the society we live in and encourages collaboration and provides opportunities for all our employees, irrespective of personal characteristics and in compliance with the law.
I+ Promotion of continuous career development and personal growth through learning and development programmes.
I+ Promotion of the general well-being of employees and provide appropriate remuneration under equal conditions based on merit and market rates.
I- Harm employees if unlawful discriminatory conduct, inadequate working conditions, harassment or corruption occur.
R Potential risk of conflict with employees based on the infringement of their rights.

S3	Affected communities

I+ Support of economic growth and job creation in the regions where we operate, providing credit to people and businesses.
I+ Contribution to sustainable development through financing and investment that promotes sustainable performance in companies, addresses societal challenges, mitigates a specific issue, or pursues better societal outcomes.
I+ Contribution to education, employability and entrepreneurship, as well as to community development through support programmes.
I- Finance activities (in any customer segment) that breach the bank’s policies and jeopardize the well-being of present and future generations or fail to sufficiently involve appropriate stakeholders or use suitable customer identification and management mechanisms when providing finance to a customer or project.

S4	Consumers and end users

I+ Positive impact on customers due to the bank’s offer of products and services that adapt to their needs and expectations and promote financial inclusion and health.
I+ Education on, and awareness of, cybersecurity to understand potential threats and ways to repel them.
I- Negative impact on the customer if they do not have access to complaints channels or if, after making a complaint, the bank fails to take the necessary action.
I- Negative impact on the customer if the bank fails to provide sufficient information on products or services or to guarantee access to, or the use of, products and services that may present certain obstacles or weak spots.
I- Potential infringement of customers’, employees’ or shareholders’ rights if a lack of appropriate technical or organizational measures to protect their personal data according to law and the practices set by the Group occur.
R Potential losses due to fines or a reduction in the number of customers if a failure to detect or respond effectively to breaches of privacy occur.
R Potential losses due to complaints or a reduction in the number of customers if substandard customer practices occur.

G1	Business conduct

I+ Act responsibly and consider investors’ interests and the impact on employees, broader society and the environment; pay taxes to support the distribution of wealth.
I+ Protect the confidentiality of users of the bank’s ethical channel and have an effective reporting system in place that follows robust principles and procedures.
I+ Promote responsible practices among vendors; engage with them, assess their performance in environmental, social and governance (ESG) matters and give them recommendations and tools to improve.
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

Key: I+ Positive impact I- Negative impact R Risk O Opportunity
Annual report 2025    24

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
We consider these five sustainability matters non-material (given that none of the impacts, risks and opportunities connected to them reach the materiality threshold): pollution; water and marine resources; biodiversity and ecosystems; resource and circular economy; and workers in the value chain.
However, we address aspects of nature and biodiversity that are most closely related to climate objectives within our transition plan.

For more information, see section 2.3.5 'Our approach to nature and biodiversity'.
We conduct this assessment for the entire Group, including our own operations and our value chain, using the available information and tools; and by engaging our key stakeholders (see section 1.3 'Stakeholder engagement'). We also conducted a materiality assessment in all our subsidiaries, in accordance with local law and regulation, the findings of which provided feedback on the Group's materiality, while the Group's materiality informed local materiality.
The results reflect a short to medium-term time horizon (~1-5 years) for which most of the information is available. However, a qualitative analysis suggests that if we used a long-term horizon, there would be no changes to the results and IROs that are material.
The materiality assessment is connected to key risk management processes across the Group. It provides input for the emerging risks exercise and links to other internal risk exercises.

For more details, see section 2.3 'Embedding ESG in risk management'
The board of directors upon a proposal submitted by the responsible banking, sustainability and cultural committee approved the bank’s double materiality assessment, material impacts, risks and opportunities, and sustainability strategy.

For more details, see SN 3. 'Materiality assessment methodology'
1.3 Stakeholder engagement
Santander maintains ongoing engagement with its stakeholders and does so guided by the principles of transparency, honesty and impartiality. This dialogue enables us to better understand their expectations, share our priorities and identify areas for improvement in our activities.
We embed the insights gathered through this engagement, where relevant to do so, into the bank’s key processes, including strategy setting, financial planning and the formulation of objectives. The corresponding senior management committees at country, global business and Group level, and, where appropriate, the relevant governance bodies and the board, review and discuss these elements when presenting the results of the double materiality assessment and progress with the management of impacts, risks and opportunities (IROs).
Our engagement approach is tailored to the characteristics of each stakeholder group. Through our various communication and listening channels, we identify key messages and expectations that inform our management decisions. In addition to these ongoing processes, we conduct targeted stakeholder engagement as part of the double materiality and due diligence exercises, which enables a deeper analysis of the most relevant aspects for each stakeholder group. The specific actions derived from this information, together with the associated monitoring mechanisms and governance model, are described in more detail in the related chapters of this report, as indicated by the corresponding links. In addition, we incorporate the perspective of so-called silent stakeholders (individuals or groups who do not directly participate in dialogue) through the analysis of external reports, sector studies and market intelligence.
We adapt our stakeholder engagement objectives for each group:
The section below provides more details on each stakeholder group, the channels we use to engage with them, and the main information we collect.

Employees
We run three main listening exercises:
•Your Voice: our people, culture and organization function is responsible for the employee listening channel, which measures engagement and gathers feedback. An independent third party manages this feedback confidentially and provides us with aggregated information only to preserve the anonymity of employees and their responses.

For more details on the results and actions stemming from 'Your Voice', see section 3.1 'Our employees’.
Annual report 2025    25

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•Canal Abierto: our compliance function is responsible for providing an anonymous and confidential channel to enable employees to report misconduct and breaches of the General Code of Conduct. This channel also receives reports from third parties, such as vendors, customers and investors.

For more details, see section 4.3 'Ethical channels'
•Dialogue with employees’ legal representatives: in addition to the above mechanisms, employees’ legal representatives play a key role as a spokesperson for our workforce. That's why we encourage and maintain permanent, fluid and direct dialogue, engagement and negotiation with them through trade unions and works councils. We also channel discussions on industrial relations through these representatives in the markets where they exist.
In order that the relationship between the bank and employees’ legal representatives remains productive and fluid, we engage with them through:
-Santander's bodies for engagement with employees’ legal representatives and through formal councils and committees set up for this purpose;
-Meetings to address specific matters, direct contact and information exchange platforms.
The Labor Relations function also facilitates mechanisms for communication between employees’ legal representatives and the people they represent and those affiliated to trade unions according to the regulations and agreements that apply in each market.

For more details on social dialogue see section 3.1 2'Working conditions’.

Customers
The listening process varies according to customer type:
•Retail customers: the aim is to measure their satisfaction and experience in each of our core markets through regular Net Promoter Score (NPS) surveys following customer interactions. We also run a customer experience benchmark to help us identify our competitive positioning, with results twice a year. Both exercises aim to spot areas for improvement that we pull together in action plans with the relevant unit´s management committee oversight.

For more details on our complaints handling system, see section 3.3 'Our customers'
•Wholesale customers: we identify needs and areas for improvement as part of our customer relations and dialogue on an ad hoc basis. Bankers escalate the insights gain that either need management or provoke actions to adjust our commercial strategy.
Customer feedback is also collected by customer interaction teams (customer experience and customer service team, among others) and fed back into key bank processes overseen by governance bodies.

Shareholders and investors
We engage with our shareholders and investors to strengthen ties and offer a value-added proposition that sets us apart. We use surveys, events, direct contact and other channels (with digital channels gaining traction) to enable close dialogue that helps this group understand the business better and communicate with senior management. For more details, see section 3.1 'Shareholder communication and engagement' in the 'Corporate governance' chapter.

Communities
To understand the needs and challenges of the communities where we operate, we gather information from several sources:
•Individuals: The Customer Experience function runs mass surveys to learn about how the communities we serve perceive our actions.
•Non-governmental organizations (NGOs): The Sustainability and Social Action functions engage in two-way communication with the leading civil organizations in our markets.

For more details, see section'3.2.4 Community Support'
•Under our Environmental and social (E&S) risk management policy and the Equator Principles, we conduct analyses on the environmental and social risks that our activities might have on our communities, including the rights of indigenous populations, in accordance with local law and regulation.

For more details, see section' 3.2.3 Management of environmental and social aspects'
Annual report 2025    26

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Our 2025 engagement in numbers

Employees
80% participation in our Your Voice surveyA
4,507 reports received through ethical channels (2% over total headcount)

A 141,684 employees answered the survey based on the total number of employees eligible to participate, i.e. employees who have been with the organization for less than 3 months, long-term absentees, employees without access to the corporate intranet, and employees without access to the corporate intranet are excluded.
Customers Over 10.4 million surveys to customers 772,780 formal complaints received (4.3 per 1,000 customers)B B Calculated based on the Group’s total customer base at year-end 2025 (180 million).
Shareholders & Investors
137,416 responses by retail shareholders and institutional investors through quality surveys and studies
4,673 responses by retail shareholders on Santander's perception
219 events with retail shareholders
1,511 interactions with institutional investors (55 on ESG matters)
Our communities 218 interactions with NGOs enabled us to gather and address the needs of the communities where we operate and to understand the impact of our activities

Santander also engages with other stakeholders, including the political environment and public authorities; supervisors and regulators; banking sector; ESG rating agencies; as well as other relevant stakeholder groups.

Political parties and authorities
We interact in political debate and with authorities in their role as policymakers on key topics that affect our sector, broader society and the environment3.

Supervisors and regulators
We maintain ongoing dialogue with supervisors and regulators at local, European and international level, which enables us to understand their priorities and expectations and to work towards compliance with applicable requirements and recommendations.
As part of the regulatory debate, we participate in consultations and initiatives relating to matters relevant to the Group, its employees, its customers and the communities it serves. Santander engages in dialogue with authorities such as the Basel Committee, the Financial Stability Board, the European Banking Authority, the European Central Bank, the institutions of the European Union, national central banks, ministerial representatives, members of government and parliamentarians, among other actors that contribute to shaping the regulatory framework, including sustainable finance.
In 2025, the Group responded to 79 international and European consultations. In addition, Santander was represented at various meetings and forums related to the evolution of the sustainable finance framework, including the Brazilian G20 Presidency and United Nations Climate Change Conference 2025 (COP30) held in Belém in 2025, which provided opportunities for exchange with the relevant stakeholders.

Banking sector
We work closely with sector and non-sector bodies, including the Institute of International Finance, the Association for Financial Markets in Europe, the European Banking Federation, Business Europe and Digital Europe, as well as foundations and think tanks. We work together to find common ground on issues such as the implementation of the EU Taxonomy, the framework for sustainability disclosure and reporting, and ongoing efforts to pinpoint and manage climate-related risks. We take part in these debates through consultations, workshops and other channels and by facilitating the exchange of views between key stakeholders at events such as the International Banking Conference and other events that Banco Santander organizes every year.
3 In line with our principles of transparency, honesty and impartiality, Grupo Santander may only finance political parties on an exceptional and arm's length basis, and with approval from the Group executive committee. These standards prohibit making monetary or in-kind donations and contributions to elections. Total or partial debt cancellation for political parties and their affiliates is strictly prohibited. While Grupo Santander may negotiate the terms of any political party debt, the interest rate charged must never fall below the market rate.
Annual report 2025    27

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

ESG rating agencies
In 2025, we maintained our position in MSCI (AA) and Leadership level in CDP (score changing from A to A-). We scored 9.9 points in Sustainalytics, improving to ‘Negligible Risk’ category, and remained in the C+ category in the bi-annual ISS assessment.

é
Negl	10 - 0
Low	20 - 10
Med	30 - 20
High	40 - 30
Severe	100 - 40

=	A
A	Leadership
A-
B	Management
B-
C	Awareness
C-
D	Disclosure
D-

=
AAA
AA
A
BBB
BB
B
CCC
A. In CDP we remain at Leadership level.

Other relevant sustainability stakeholders

Santander engages as well with other relevant sustainability stakeholders such as UNEP FI, Global Compact and WBCSD. We engage with them sharing our progress and gathering their feedback and guidance.
UNEP FI Principles for Responsible Banking (UNEP FI PRB)
Santander has been a member of the United Nations Environment Programme Finance Initiative (UNEP FI) since 1992 and a founding member of the Principles for Responsible Banking (PRBs) since its launch in 2019. UNEP FI feedback has informed our action during 2025:
–Principle 1: Our sustainability strategy, integrated in the corporate strategy, is aligned with inclusive and sustainable growth (see section 1.1 'Sustainability strategy'), and focuses on matters that pose material opportunity, risk and impact to Santander. Our operations have the greatest impact on the SDGs 8, 13 and 16, while support as well the SDGs 1, 4, 5, 7, 10, 11, 12 and 17.
–Principle 2: In our materiality assessment we identified 29 material impacts, risks and opportunities (IROs) in five sustainability matters (see section 1.2 'Materiality assessment') . For the impact estimation we used, among others, the UNEP FI tool. In this Sustainability Statement, we inform about our progress towards our objectives in climate (see section 2. 'Climate transition plan') and employees, customers and communities (see section 3. 'Supporting employees, communities and customers'), among others.
–Principle 3: Our Responsible Banking and Sustainability policy sets out the general principles, targets, objectives and strategy that should guide the Group's progress in sustainability, including how we support our customers' transition (see section 2.2 'Supporting our customers' transition') and financial health and inclusion (see section 3.3.2 'Financial health and inclusion').
–Principle 4: We proactively and continuously engage with our key stakeholders through various channels, as explained in this section. This engagement helps us to understand their priorities and concerns, and act accordingly.
–Principle 5: Sustainability is embedded in our governance (see section 1.4 'Sustainability governance') . The board of directors is responsible for approving the sustainability strategy and the board's committee (RBSCC) oversees the development of the strategy and policies.
–Principle 6: Our Consolidated non-financial information statement and sustainability information is verified through a limited review by an independent third party.
Santander has been a participant of the UN Global Compact since 2002. This Sustainability statement reflects our progress and support for the 10 Principles of the UN Global Compact in the areas of human rights, labour, environment and anti-corruption.
World Business Council for Sustainable Development (WBCSD)
We are members of WBCSD since 2015 and as such we gather their feedback and comments on our progress around the membership criteria and our sustainability statement.
Annual report 2025    28

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1.4 Sustainability governance
The Group's board of directors is responsible, among other things, for approving the sustainability strategy.
The responsible banking, sustainability and cultural committee assists, among other matters, in the development and implementation of the Group's sustainability strategy and responsible business policies, in support of the board of directors, through monitoring, supervision and evaluation of these. The committee works in coordination with other board committees which also analyse specific sustainability topics. The audit committee is responsible for supervising and reviewing the financial and non-financial information process, as well as the internal control systems. In turn, the risk supervision, regulation and compliance committee supports and advises the board of directors in defining and assessing the Group’s risk policies and in determining the risk appetite — current and forward-looking — as well as the strategy and culture in this area. For more information on the composition, operation and activities undertaken in 2025 by these committees, see ‘Corporate governance’ chapter.
The overseeing of material sustainability issues, as well as the main lines of action for their management, are periodically reviewed through the bodies shown below, which together form the governance of the function:

Santander Group board of directors
Sets the sustainability strategy and prepares annual accounts and management report, which shall include sustainability statement, in accordance with local law and regulation

é	é	é é

Risk supervision, regulation and compliance committee
Support the board of directors in determining the risk appetite.
Oversee the integration of environmental, social and governance risks into management, in coordination with the responsible banking, sustainability and culture committee.

Audit committee
Reviews Banco Santander and Group financial statements and non financial information, monitor legal requirements compliance and assesses information and internal control systems.
Assess the process for preparing and presenting non-financial information, including sustainability information, in coordination with the responsible banking, sustainability and culture committee.

Responsible banking, sustainability and culture committee
Advise the board of directors on the design of the responsible banking and sustainability strategy and policies.
Oversee the integration of ESG risks into management, in coordination with the risk supervision, regulation and compliance committee.
Assess the process for preparing and presenting non-financial information, including sustainability information, in coordination with the audit committee.

é	é	é é
Executive & management level (main bodies & functions)

Risk control committee	Accounting, financial management and sustainability information corporate committee	Sustainability, risk, ESG Reporting and ESG businesses function

Defence lines:

1st line of defence (Business owners, general accounting and management and sustainability function)	2nd line of defence (Risk & compliance)	3rd line of defence (Internal Audit)

¢ Overall responsibility ¢ Supervisory oversight é Reporting é Risk é Impact é Opportunities

For more details on sustainability governance, see note 'SN 2. Sustainability governance'.
Annual report 2025    29

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1.4.1 Integration of sustainability-related performance in incentive schemes
Grupo Santander’s remuneration policy reflects our strategic and long-term sustainability objectives and is aligned with the regulations in the markets in which we operate. Variable pay is based on pre- determined, specific and quantifiable financial, sustainability-based and value-creation targets, except where to do so for local employees would be in conflict with local laws.
Our remuneration scheme integrates sustainability metrics consistent with Santander strategy, in accordance with local law and regulation.
The long-term incentives (LTI) scheme applies to our top Groups' executives, including the Executive Chair and the CEO.
Sustainability has formed part of the LTI schemes since 2022, with a 20% weighting.
In 2025, 7% of the variable remuneration received by the Executive Chair and the CEO has been linked to sustainability (vs. 8%) in 2024), while 2% of their total remuneration has been linked to climate actions as last year.
The sustainability component of short-term variable remuneration is evolving consistently with ESG risk management. Therefore, we are incorporating environmental and social risk management indicators, within the qualitative risk modifier of the Group’s short-term incentive framework for 2026 in accordance with local law and regulation (see section 6. 'Remuneration' in the 'Corporate Governance' chapter.
The board of directors approve these sustainability incentives schemes on the basis of the proposal made by the responsible banking, sustainability and cultural committee and the remuneration committee.
The proposal for 2026-2028 will be subject to vote at the Annual General Meeting in 2026, in accordance with local law and regulation (see section 6. 'Remuneration' in the 'Corporate Governance' chapter.
1.4.2 Human rights due diligence
Santander seeks to respect and protect the human rights of stakeholders in the operations and countries where it operates, and these are reflected in management and governance practices.
•the responsible banking and sustainability policy approved by the board of directors incorporates defence of human rights.
•looking after our employees’ health and promoting decent employment, the preservation of freedom of association and collective bargaining and the prohibition of slavery and child labour.

For more details, see section 3.1 'Our employees'
•protecting our customers’ human rights through responsible business practices and the protection of their data.

For more details, see section 3.3 'Our customers'
•assessing the human rights impact on transactions with customers through environmental and social (E&S) analysis.

For more details, see section 3.2.3. 'Management of environmental and social aspects'
•embedding environmental and social aspects, including human rights, in our supply chain management.

For more details, see section 4. 'Business conduct'
•Canal Abierto is a key tool to identify, manage and resolve potential human rights-related incidents or violations to protect our customers, employees, suppliers and the communities we serve.

For more details, see section 4.3 'Ethical channels'
The results of the human rights due diligence exercise informed the 2024 double materiality assessment. This exercise was carried out in line with international standards4, including measures related to labour rights, customer protection and responsible business conduct in relevant activities. For more details on our human rights due diligence, see santander.com/en/our-approach/policies.
4 The Universal Declaration of Human Rights, the International Labour Organisation Declaration on Fundamental Principles and Rights at Work, the United Nations Guiding Principles on Business and Human Rights, the OECD (Organization for Economic Cooperation and Development) Due Diligence Guidance for Responsible Business Conduct, and others.
Annual report 2025    30

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2. Climate transition plan
(Environmental information)
2.1 Climate Strategy
2.1.1 Our approach
Santander has identified material impacts, risks and opportunities in the double materiality assessment linked to climate. As required by the European Corporate Sustainability Reporting Directive (CSRD), below we disclose our transition plan, based on three pillars to support our customers and the communities we serve in their transition objectives; assess our customers’ climate-related risks to manage the impact on their business and on our operations; and work to the align our portfolios, in accordance with local law and regulation.
1
Supporting our customers in
their transition goals

We support our customers in the transition to a sustainable economy. We’re making headway with our target of raising or facilitating EUR 220 billion in green finance between 2019 and 2030, after having achieved our EUR 120 billion target eighteen months early. We offer our customers guidance, advice and specific solutions, as well as a wide range of products to invest in according to their sustainability preferences. Additionally, in March 2025, we reached our target of EUR 100 billion in assets under management (AUM) in socially responsible investment (SRI) nine months early.
2
Embedding ESG in risk management

We embed climate, environmental and social aspects in risk management from a regulatory and control perspective, including a materiality assessment that feeds into our double materiality assessment and sustainability strategy.
3
Aiming to align our activity with the Paris Agreement Goals

We work aiming to align our portfolio with the Paris Agreement goals to help limit global warming. We either set sector portfolio alignment targets or portfolios under monitoring. We closed 2025 with six targets in five sectors, additional portfolios under monitoring and an alignment approach for our asset management activity. The management of these targets and portfolios under monitoring, in line with the rest of the IROs, is carried out in accordance with local law and regulation in the markets where we operate. Their update and evolution reflect the present and expected performance of the economies and customers we serve.
In our own operations we continue to reduce our impact on the environment by implementing efficiency measures, achieving in 2025 our target of 100% renewable electricity in our main markets.
To achieve this, we engage with our different stakeholders:
•Customers: developing products/services adapted to their needs; participating in a collaborative network of institutions to create financing opportunities; and developing tools to assess the performance and progress of our customers’ transition plans.
•Key climate actors: participating in local and international organizations, initiatives and working groups that help us develop capabilities.
•Authorities: participating in debates with regulators, policymakers and supervisors on the most important climate-related developments to the bank and its employees, customers and the communities where we operate.
•Communities: supporting a number of local initiatives to tackle climate change and environmental challenges, and generate positive social impact.
Annual report 2025    31

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2.1.2 Context: Challenges and opportunities
The energy transition is progressing with increasing structural depth and being driven by technological developments and the growing competitiveness of low-carbon solutions. According to the World Economic Forum (WEF), the green economy has become one of the world's most potent drivers of growth (second only to the technology sector), with renewable energy expanding rapidly in over 80% of countries. Should this trend persist, installed renewable capacity could double by 2030, supported by solar energy, grid modernization, storage and electrification.
According to the International Energy Agency (IEA), investment in clean energy in 2025 was higher than USD 2 trillion, which is twice the investment in fossil fuels (around USD 1 trillion) and shows a shift in the allocation of capital towards low-carbon technologies. This is evident in the job market, where there are now more people working in clean energy than in fossil fuels worldwide.
Advances in technology also serve to reinforce this trend. According to the WEF, economically competitive solutions can mitigate over half of global emissions, which is enabling many sectors to set more precise transition pathways to 2030 and 2035. Several countries have updated their Nationally Determined Contributions (NDC) with more detailed plans. Some, including Brazil, Portugal, the UK and the US, have recorded double-digit declines in per-capita emissions over the past 20 years, driven by changes in the energy sector and land use.
Nonetheless, global emissions continue to rise, and national commitments are yet to align fully with a pathway that is compatible with limiting warming to 1.5°C. Differences persist across regions and sectors. Global energy demand continues to grow, which makes it necessary to ramp up secure, affordable and sustainable wherever possible solutions.
Against this backdrop, there is an opportunity to mobilize capital towards the transition and to support companies and governments in drawing up and implementing credible alignment strategies that are aligned with local laws and policy goals in each jurisdiction. Innovation, regulation, investment and technical advisory services will play a key role in turning current momentum into a deep, global transformation.
2.1.3 Our ambition
Our approach is to help our customers transition to a low carbon economy by offering finance and advice, while we continue working towards net-zero carbon emissions by 2050.
The transition will depend on a number of factors beyond our control, including public policy frameworks and incentives that accelerate alignment in the real economy, as well as continued technological developments supportive of the energy transition. Capital will flow to markets where risk-return and demand for sustainable technologies work. Policy and regulation are key enablers for this to happen; and this in turn, is reflected in our performance and the annual review.
2.1.4 Our objectives A

	2019	2020	2021	2022	2023	2024	2025	2025/2030 target
Green finance raised and facilitated (accumulated EUR bn)B	19.0	33.8	65.7	94.5	115.3	139.4	174.0	120 bn by 2025	✓
								220 bn by 2030
AuM in Socially Responsible Investments (accumulated EUR bn)			27.1	53.2	67.7	88.8	129.9	100 bn by 2025	✓
Thermal coal-related power & mining phase out (EUR bn)					4.4	4.2	2.3	0 by 2030
Emissions intensity of power generation portfolioC					149	88		102 - 124 kgCO2e/MWh in 2030
Emissions intensity of oil & gas portfolioC,D					3.08	3.15		2.31 - 3.03 tCO2e/TJ in 2030
Emissions intensity of steel portfolioC					1.47	1.51		1.17 - 1.28 tCO2e/tS in 2030
Emissions intensity of auto-manufacturing portfolioC					135	128		80 - 98 gCO2/vkm in 2030
Emissions intensity of auto-lending portfolioC.E				137	133	129		70 - 109 gCO2e/vkm in 2030
Electricity from renewable sourcesF	50%	57%	75%	88%	97%	96%	100%	100% by 2025	✓
In 2025:
→we continue working to align our key portfolios; we also disclosed emissions for our mortgages and commercial real estate portfolios in Portugal, in addition to those of Spain and the UK;
→we continued managing our own operations' scope 1 and 2 emissions', with reductions plans and offsetting remaining ones; and we kept our offices and buildings in our core markets free of single-use plastics to meet our target.
A.The efforts to meet these targets are in accordance with local law and regulation.
B.Includes Grupo Santander's contribution to green finance: project finance; green bonds; export finance and advisory services to help customers transition to a low-carbon economy.
C.The figures displayed are the latest available given limited data availability from customers to assess financed emissions. We used Banco Santander's internal calculation methodology, which is based on the Partnership for Carbon Accounting Financials (PCAF), 2022.
D.It includes scope 1 and 2 emissions from the upstream oil & gas portfolio. Scope 3 is considered in the primary energy mix index monitoring metric.
E.Consumer lending for the purchase of passenger cars in Europe.
F.In countries where we can verify electricity from renewable sources at Banco Santander properties. It considers the 10 core markets where we operate.
For more details of the scope and update of targets, see section 2.4.1 'Aligning our portfolios'.
Annual report 2025    32

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2.2 Supporting our customers' transition
In this section we cover how Santander manages the following IRO:

I+	Contribution to protecting the environment by driving an increase in the use of renewable energy and other low-carbon technologies.

O	Growth in the financing and investment in transition and clean tech solutions, supporting the economy and key sectors such as energy, construction, mobility and agriculture.

As a bank, our main lever is to support customers' transition. We continue to enhance our sustainable finance and advisory proposition in our global businesses by:
1.identifying trends and needs in the economies and customer segments we serve;
2.having commercial teams in place with the skills required to meet these needs, and
3.developing the support structure for these skills, including our value proposition, standards, governance, and systems.
In Corporate & Investment Banking (CIB), we have reached EUR 174 billion in green finance raised and facilitated since 2019, achieving our EUR 120 billion by 2025 target, and are working towards reaching EUR 220 billion by 2030. In 2025, Wealth reached EUR 129.9 billion in assets under management (AuM) in socially responsible investment (SRI), reaching our EUR 100 billion target nine months early.
We identify business opportunities by assessing key sectors, working closely with our customers, and harnessing the knowledge of our sustainability experts.
The Group calculates the ratio of green assets that align with the European Taxonomy. In 2025, this ratio reached 3.35% (3.28% in 2024). The volume of assets as at 2025 year-end that aligned with the European Taxonomy was EUR 28.1 billion for mortgages and EUR 12.0 billion for auto. For more details, see SN 5.'European Taxonomy'.
Regarding investment through our assets management business SAM, the top three climate-related opportunities are:
•new climate solutions that include products and services that boost diversification, competitive advantage and revenue;
•lower-emission energy sources that benefit from less exposure to greenhouse gas (GHG) emissions, lower costs, and policy incentives; and
•efficient production and distribution of resources to reduce operational costs and raise both production capacity and the value of fixed assets.
Transition finance and just transition
Our role in the transition entails contributing to sustainable development by supporting customers and economies according to their specific needs and circumstances. It is vital that the transition is just and inclusive, and considers regional and sector particularities to avoid isolating communities and stranding assets.
We aim to embed and promote the just transition through our engagement approach, our risk management policies and processes, and our sustainable and investment products, in accordance with local law and regulation. We consider this approach when devising our policies and reviewing our Sustainable Finance and Investment Classification System (SFICS), which covers activities that aim to address or mitigate social and environmental issues; bring the spotlight on protecting the Amazon biome (given our operations in Brazil) and helping local communities.
All transactions and products labelled as sustainable pass through ESG classification meetings to ensure alignment with the SFICS. We manage these transactions and products through an automated corporate tool that we have implemented in our core markets and that provides full decision traceability and comprehensive documentary support.
2.2.1 Corporate and investment banking (CIB)
CIB has raised and mobilized 174 billion euros in green finance globally between 2019 and December 2025. The green finance target focuses on green use of proceeds (such as renewable energy) across products where well-recognized public information is available.

GREEN FINANCE VOLUMES FROM 2019 TO 2025
Raised or facilitated. EUR bn.

174	220
2019	2030

2025 GREEN FINANCE VOLUMES (TOTAL EUR 34.6 bn) - SPLIT BY PRODUCT
Raised or facilitated. EUR bn.
DCM (Debt capital markets); M&A (Mergers and Acquisitions)
Information obtained from public sources, such as Infralogic, Dealogic, TXF or Bloomberg league tables. All roles undertaken by Banco Santander in the same project are accounted for. Other sustainable finance components, such as financial inclusion and entrepreneurship, are excluded. Green Finance raised and facilitated is not a synonym of EU Taxonomy. Information from League Tables extracted by 12 January 2026, at the latest.
Annual report 2025    33

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Santander’s sustainable finance proposition is built on long-standing expertise in renewable energy and a broad range of structuring, advisory and financing solutions across products, sectors and geographies. This approach is underpinned by the bank’s customer climate tiering methodology, which supports the identification of priority transition areas at client level and provides benchmarking to support alignment strategies. In 2025, Corporate & Investment Banking supported customers through a wide range of transactions addressing key aspects of the transition to a low-carbon economy. We ensure that our customer climate tiering approach remains in compliance with applicable local laws and regulations in the markets where we operate. The case studies below illustrate how this activity is deployed across strategic transition themes.
Scaling low-carbon energy infrastructure
Santander supported the development and expansion of renewable and low-carbon generation capacity across a wide spectrum of technologies. This included multiple advisory and financing roles in solar, offshore and onshore wind projects, hydroelectric as well as nuclear (Sizewell C in the UK) assets across our global footprint.
Offshore Wind in Poland
Santander acted as Financial Advisor to Equinor and Polenergia for Project Rondo in the financing of two offshore wind farm projects in Poland, with a combined value of over EUR 6 billion and a total capacity of 1,440 MW. This deal amounts to the largest ever financing raised in Poland and is Santander’s largest ever project finance advisory. It is also the first transaction on the market with the Polish export credit agency KUKE's cover in the form of a Green Guarantee, for which Santander also acted as Agent, and one of the largest projects supported by Euler Hermes.
Onshore Wind in Finland
Santander acted as the Sole Underwriter and Bookrunner for Project Amidala, project financing for two greenfield onshore wind farms in Finland with a total capacity of 472 MW. The project is sponsored by OX2 (owned by EQT), and has long term PPAs with a multinational corporate offtaker. Project Amidala is a landmark transaction in the Nordics, as the largest renewable energy deal in Finland to date and one of the largest in the region.
Hydro in the United States
Santander acted as Joint Placement Agent and Sole Structuring Agent in the market leading Smoky Mountain transaction. A USD 543 million financing of four hydroelectric facilities on the Cheoah and Little Tennessee rivers in North Carolina and Tennessee. The deal included a USD 435 million rated USPP alongside a USD 108 million Debt Service Reserve and Letter of Credit Facility. Smoky Mountain incorporated Santander's Variable Amortization structure, bringing the technology to a new geography and sector following its success in European renewables.
Variable Amortization allowed enhanced debt sizing while derisking debt through a structure which ties amortization to asset performance, and Santander played a key part structuring the deal and assisting in the rating process. Smoky was also the first U.S. Private Placement/Institutional deal incorporating this technology and Santander was a lead agent, driving a successful placement process.
Accelerating emerging and enabling technologies
Battery energy storage represented a key focus area for Santander in 2025, due to its role in enabling renewable integration and grid stability. Santander advised and financed multiple storage platforms and projects across our global business platform.
Battery Energy Storage System (BESS) in the United Kingdom
Santander acted as Financial Advisor, Mandated Lead Arranger, Hedge Counterparty, Account Bank and LC Fronting Bank to Fidra Energy on the up to GBP 445 million platform equity capital raise, securing investment from EIG and the National Wealth Fund, as well as on the GBP 594 million greenfield debt financing of Thorpe Marsh. The transaction demonstrates Santander’s continued leadership in advising on, and financing, large battery storage projects critical for the energy transition. Thorpe Marsh is the UK’s largest battery energy storage project and the largest BESS financing in Europe.
Solar and BESS in the United States
Santander acted as Financial Advisor to Origis Energy on Brookfield & Antin's strategic investment to support the growth of its utility-scale solar and battery storage platform in the US. This investment will accelerate the deployment of utility-scale solar and BESS projects to increase zero-carbon generation and grid-firming storage capacity. This will strengthen Origis’s ability to deliver large-scale alignment solutions to customers and support the integration of more variable renewables. Santander also supported Origis Energy’s goal to grow its renewable platform by serving as Green Loan Coordinator in the portfolio project financing of two renewable energy projects in June 2025, and Co-Green Loan Coordinator for the project financing of a solar and BESS project in Q42025.
Supporting capital rotation and platform development
Santander supported customers in executing strategic M&A and equity transactions to recycle capital and support growth. This included multiple M&A and advisory roles across different geographies and green technologies.
Offshore Wind in Germany
Santander acted as sell-side M&A advisor to Iberdrola on the 49% stake sale of Windanker Offshore Wind Farm, valued at EUR 1.28 billion. This transaction marks another successful offshore wind farm-down for Iberdrola and further strengthens CIB’s position as a leading advisor in the offshore wind sector.
Solar and BESS in the United States
Santander served as M&A advisor to Morgan Stanley Infrastructure Partners (MSIP) on its strategic investment in Torch Clean Energy to support Torch’s transition from a development platform into an integrated clean-power platform (scale up development, construction and asset management across utility-scale solar and BESS). Santander subsequently supported MSIP and Torch as a Green Loan Coordinator with an underwrite of the debt facilities to support a solar and battery energy storage system (BESS) project in Arizona.
Mobilising sustainable capital markets
Through Debt Capital Markets, Santander supported FIs (Financial Institutions), SSAs (Sovereigns, Supranationals and Agencies) and a broad range of corporates across industries in accessing green, social, sustainable and sustainability-linked funding. In particular, 2025 saw a significant milestone with the first European Green Bonds (EuGB) issued under the European Green Bond Standard –an EU regulation coined as the ‘gold standard’ of green bonds. In Latin
Annual report 2025    34

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
America, Santander maintained its leading position in structuring and executing sustainable financial transactions in the bond market, ranking as top 1 underwriter for sustainable bonds according to Bloomberg league tables.
DCM - Green and Sustainability-Linked
Santander helped place numerous inaugural European Green Bonds from issuers across the corporate, FIG and SSA space. Santander supported the Italian utility A2A, ASN Bank, ABN Amro, Terna and Comunidad de Madrid in their inaugural EuGB. Santander also continued to actively participate in landmark sustainable debt transactions throughout 2025, including supporting the Republic of Poland’s return to the green bond market, acting as Joint Lead Manager on the sovereign’s EUR 1.25 billion 12-year green tranche (as part of a EUR 3.0 billion dual tranche issuance). Santander also acted as Joint Bookrunner and Sustainability Structuring Agent on one of the few debut sustainability-linked bonds seen this year, supporting Żabka Group – an ecosystem of convenience stores – issue its PLN 1 billion 5-year sustainability-linked bond, with targets related to sustainable products and packaging circularity.
Notable sustainable deals that Santander supported in Latin America this year include our Sustainability Structuring Agent, Global Coordinator and Joint Bookrunner roles for Colbún – a Chilean electric utility – on its USD 500 million 10-year green bond; our Joint Sustainable Structuring Agent and Joint Bookrunner role in Empresas CMPC’s USD 600m sustainable hybrid transaction, which won Corporate Sustainable Deal of the Year at the Latin Finance awards; and a Joint Lead Manager role on Corporacion Andina de Fomento’s first sustainable bond, with the development bank placing a EUR 1.5 billion 7-year issuance.
Supporting sustainable trade, supply chains and working capital
Santander also provided transactional banking solutions for customers in the form of sustainability-linked transactions and trade finance solutions.
Sustainability-Linked Receivables in Chile
Santander signed a landmark Sustainability-Linked Receivables Purchase Program in Chile with Patagoniafresh (subsidiary of Empresas Iansa), which was selected as Best ESG Working Capital Initiative at the Working Capital Awards 2025.
Wind in Europe
Santander and the European Investment Bank (EIB) signed a EUR 500 million counter-guarantee agreement that Santander will use to create a portfolio of bank guarantees of up to EUR 1 billion, expected to unlock EUR 8 billion of investment to support wind energy equipment manufacturing companies in Europe. The agreement is part of the EIB’s EUR 5 billion wind power package to boost Europe’s wind power manufacturing sector and accelerate the energy transition. The operation is backed by InvestEU, the EU programme that aim to mobilize investment of more than EUR 372 billion by 2027.
Financing renewable energy - Overview
Grupo Santander has been a leader in renewable energy finance for more than 10 years. In 2025, we were among the top banks in terms of number of transactions and deal value globally, with 100 transactions closed and a 5.58% market share according to Infralogic:

Top 10 renewable energy financing banks in 2025
Rank	Loan Provider	Vol. (EUR million)	No. transactions	Market Share
1	Banco Santander	12,244	100	5.58%
2	Bank 1	11,018	119	5.03%
3	Peer 1	8,641	98	3.94%
4	Bank 2	8,025	90	3.66%
5	Peer 2	6,852	72	3.13%
6	Peer 3	6,541	76	2.98%
7	Bank 3	6,324	80	2.81%
8	Bank 4	5,765	73	2.56%
9	Bank 5	4,329	49	1.92%
10	Peer 4	3,965	50	1.76%
Peers are BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotia Bank and UniCredit. Data extracted by 12 January 2026, at the latest.

The greenfield renewable energy projects that we financed or advised on in 2025 have a total installed capacity of 16.8 GW. We also helped expand, enhance and sustain renewable energy brownfield projects that have a total installed capacity of 32.1 GW.
The greenfield renewable energy projects Santander participated in as financier or advisor in 2025 can power 15.7 million households per year.
Santander continues to demonstrate a leading role in the fast-growing battery storage sector, according to Infralogic.
2.2.2 Retail and Commercial Banking
Retail & Commercial Banking’s sustainable finance activity in 2025 combined a range of financing solutions, advisory services and enabling structures designed to support customers at different stages of their sustainability journey. This approach included dedicated green products, sustainability-linked loans (SLL), which we strive to ensure remain in accordance with local law and regulation in the markets where we operate, advisory partnerships and internal capability building. The initiatives below illustrate how these elements were deployed across our core markets.
Green and transition financing solutions
Santander offered a broad range of green and transition financing products across markets. In Spain, the ICO Mecanismo Recuperación y Resiliencia Verde line provided preferential financing for projects in renewable energy, energy efficiency, electric transport, the circular economy and social housing. In Brazil, sustainable operations expanded significantly, driven by renewable energy, sustainable agriculture and transport; and Financing lines for solar panel installation further supported customer-led energy transition projects. In the UK we also provided funding for a range of renewable energy projects as the first co-located solar and battery energy storage project finance transaction within the Santander Group. Santander Chile marked a
Annual report 2025    35

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
milestone in sustainable finance by finalizing the first Receivables Purchase Program linked to sustainability.
Sustainability-linked loans
Sustainability-linked loans, which we strive to ensure remain in accordance with local law and regulation in the markets where we operate, played a key role in incentivising customers to align their operations with measurable sustainability targets. In Poland, Santander Bank Polska signed an EUR 110 million SLL with Heimstaden, linked to emissions reduction objectives in the residential real estate sector. SLLs also formed a core part of the proposition for large corporates in Spain.
Advisory, partnerships and customer support
Santander complemented financing with advisory services tailored to customer maturity. In Spain, sustainability advisory services were supported by a Sustainability Reporting Guide for SMEs. Different strategic alliances supported asset alignment, grant management and carbon footprint offsetting. In Brazil, advisory and digital platforms such as Fit connected consumers with renewable energy producers. In UK we further strengthened our customer support by forming a strategic partnership, offering CCB customers access to tailored sustainability tools and expert advice; our 'test and learn' initiatives included cashback offers, in-depth retrofit advice, and updated energy performance certificates (EPC) assessments, providing insights into how best to support households in enhancing energy efficiency.
In Argentina, we enable through partnerships agricultural producers to access lower environmental-impact inputs and the financing tools needed to implement them. In Portugal, the Santander Foundation in partnership with Universidade Católica, and through the platforms Santander X and Santander Open Academy, delivered training programs in sustainable finance for SMEs and Individuals, with a focus on sustainability reporting.
Capability building and market infrastructure
Santander in Spain embedded sustainability culture across its commercial networks through dedicated training and sustainability ambassadors. In Brazil, the bank played a prominent role in the Eco Invest Programme, mobilising private capital for ecological transition projects. In Colombia, Banco Santander Colombia issued its first sustainable bond, supporting sustainable mobility, financial inclusion and energy transition projects.
Working with multilateral institutions
Santander continues to strengthen its strategic collaboration with multilateral development banks (MDBs) to support our customers transition in Europe and Latin America. Through these agreements, the Group mobilizes financing that enables our customers to undertake green investment, boost energy efficiency and accelerate alignment, while contributing to global environmental objectives.
In 2025, we entered into 26 new financing agreements with MDBs. Of these, 16 include a green component, aimed at promoting projects linked to the energy transition and climate change mitigation, for an aggregate amount close to EUR 1,623 million. These agreements will support the construction and sustainable renovation residential and commercial buildings, investment in energy efficiency, the expansion of renewable energy, sustainable agricultural financing, low-emission mobility and transport solutions, and other initiatives.
Among the most notable transactions of the year was a cash securitization signed in September in Spain, structured in collaboration with the European Investment Bank (EIB) and the European Investment Fund (EIF). This deal combines financing and guarantee mechanisms to expand the granting of eligible loans to SMEs and midcaps, and support sustainable companies and the construction of energy-efficient buildings.
In Brazil, we built on our partnership with the IFC through a Blue Loan aimed at micro and small enterprises that contribute to efficient water use and the protection of water resources, as well as through an AB Loan that expands green financing for sustainable investment under the Eco Invest programme. These investments also cover low-emission mobility, sustainable agriculture, and clean energy. Both transactions significantly increase the availability of sustainable credit in key productive sectors in Brazil.
In Chile, Santander agreed on a risk participation facility with the IFC, which will enable financing for green investment in energy efficiency, sustainable infrastructure, biodiversity, transport transition, and other strategic sectors. This significantly expands the volume of green credit available to Chilean companies and supports the sustainable modernization of production.
In Uruguay, the IFC approved USD 20 million in financing for Santander Group to support a solar energy project for the production of zero-emission hydrogen, positioning the country as a regional leader in clean energy solutions.
2.2.3 Digital Consumer Bank (Consumer)
At Santander Digital Consumer Bank, we help our customers in their transition to more sustainable mobility and a low-carbon economy both in auto and non-auto.
Auto
Our ambition is to continue supporting the transition while maintaining our leadership position. Our leadership position, which has enabled us to support the green transition with EUR 7.3 billion in finance for electric vehicles and reach a market share of 10% in Europe, as well as contributing to the alignment of our auto lending portfolio and 2030 target in Europe.
EU regulation has set out the path for the automobile industry to align through two key measures:
•Emissions targets for manufacturers in relation to new vehicles sold in a year, with progressive, more restrictive targets for passenger vehicles of 95 gCO2/km in 2020-2024 down to 49.5 gCO2/km in 2030-2034. The penalty for a failure to meet these targets will amount to EUR 95 for each CO2 g/km of excess per vehicle sold. For 2025, the initial target stood at 93.6 gCO₂/km (Worldwide Harmonized Light Vehicles Test Procedure). Most manufacturers in Europe are currently above this threshold, which could lead to penalties across the industry or the need to restrict sales of combustion-engine vehicles, as well as to set commercial policies that encourage the sale of low-emission vehicles or the creation of pools with other brands. Upon acknowledging the potential impact of this regulation on the automotive industry, the European Union extended the compliance period for the 2025 target to 2025–2027, granting manufacturers additional time to implement alignment measures.
Annual report 2025    36

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•The previous ban on selling internal-combustion engine cars beyond 2035, replaced by a 90% emission-reduction target compared with 2021. This amendment would allow vehicles that incorporate combustion engines to continue being marketed after 2035, provided they meet that target. This change is pending ratification by the European Parliament.
According to the European Automobile Manufacturers' Association (ACEA), in 2025, vehicles with some degree of electrification (electric, plug-in hybrid and hybrid vehicles) accounted for 62.2% of the European market, confirming the shift towards cleaner powertrains. Hybrid vehicles led the market with a 34.8% share, followed by electric vehicles at 18.1%, and plug-in hybrids at 9.3%. This suggests only a partial shift towards more sustainable mobility, with perceived barriers to electric vehicles remaining (largely due to battery autonomy and a lack of charging infrastructure). Sales of combustion vehicles (petrol and diesel) continued to decline in 2025, as they did in 2024.
After a decline in electric vehicle registrations in 2024, 2025 saw sales bounce back with growth of 30% and an increase in market share of over four percentage points. This is thanks to an increased supply by manufacturers, who need to reduce their emissions. Market data also highlight high dependence on public support measures for the adoption of cleaner solutions. In the absence of a common incentive scheme in Europe, sales increase in markets where incentives remain in place and decline where they are withdrawn. For instance, the discontinuation of incentives in Germany in 2023 led to a drop in electric vehicle sales in 2024. A similar effect occurred in France in 2025, where electric vehicle registrations fell by around 4% year-on-year until the relaunch of the social leasing scheme in July, following its suspension in 2024.
Plug-in hybrid vehicles experienced particularly strong growth in 2025, increasing by 32% compared to 2024 and gaining two percentage points of market share. The entry of Chinese manufacturers into Europe — which are subject to lower tariffs for plug-in hybrids than for electric vehicles — has reshaped sales trends. Once considered a transitional technology between combustion engines and fully electric vehicles, plug-in hybrids have now overtaken diesel as the fourth most sold powertrain in Europe.
In this context of regulatory change and heterogeneous government action, Santander Consumer Finance (SCF) continued increasing electric vehicle lending, with a market share in Europe of 10% (above the total Auto market share off 8%). This further reflects SCF’s leadership in the electric vehicle market. In 2025, SCF financed 268,945 vehicles (19% of its total business) worth EUR 7.3 billion (15% of the total auto portfolio). Electric vehicles account for 26% of new car business in terms of number of contracts, outperforming the market.
This progress has been helped by signing new financing agreements with electric vehicle manufacturers; and extending partnerships with traditional manufacturers that have set a roadmap and strategic plan to electrify their fleet.
SCF has also come up with innovative, holistic financing solutions to aid customers’ energy transition, that comply at all times with applicable local laws and regulations in the markets where we operate, such as home bundles that include charging points and solar panels.
We will continue working on the commercial front to establish partnerships with new electric vehicle manufacturers entering the European market, as well as with startups across the entire value chain that demonstrate strong potential to deliver innovative sustainable mobility solutions.
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
Non-auto
Santander Consumer Finance maintains a strong position in the overall consumer market, with presence at more than 75,000 points of sale across Europe and technological leadership that enables us to continue operating under a model of financing products and projects with positive environmental and social impact.
The sustainable financing within the consumer business spans a wide range of sectors that include:
•real estate: energy efficiency improvements in homes (solar panels, sustainable heating and cooling systems, energy-efficient equipment);
•sustainable mobility: electric bicycles and scooters, charging points and engine adaptations to reduce emissions; and
•other activities: linked to the circular economy, including sustainable fashion, electronic device buy-back programmes, and the use of recycled materials for cards (recycled PVC/PLA).
In the energy market, consumer behaviour has changed significantly. Demand for residential solar panel installation declined notably following the general stabilization of electricity prices after the 2022–2023 peak. Combined with the vast upfront investment required, this trend reduced consumer interest and the number of specialized installers. However, new financing opportunities have emerged in complementary energy technologies, such as battery and storage systems, particularly in Nordic countries. These solutions help balance electricity grids during periods of low generation and open new environmentally positive financing models that may help renew consumer interest.
The electric bicycle market continues to grow, particularly in urban areas, where e-bikes offer a viable alternative to combustion vehicles. Though the initial cost remains a barrier, public incentives and tailored financing programmes are enabling customers to adopt cleaner mobility options.
As a notable highlight in 2025, Santander España reaffirmed its commitment to the Hazte ECO programme, which marked its fifth anniversary. Through this initiative, the bank continues to allocate 1% of card purchase amounts to environmental projects managed by the Global Nature Foundation. In 2025, these funds supported wetland restoration in the Valencia region, an area of high ecological value recognized as a Special Protection Area for Birds. The project restored 11.2 hectares and avoided 62 tonnes of CO₂ emissions, while also enhancing water retention capacity, creating
Annual report 2025    37

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
local employment, and promoting nature-based solutions to climate change.
Engaging customers in the transition
Since 2024, we have offered customers located in Belgium and Norway the possibility to subscribe to 'green' term deposits. All of these deposits finance the green assets described above.
Capital market issuances
In 2025, through Santander Consumer Bank Norway, the SCF Group maintained its presence in ESG capital markets with the issuance of a five-year bond amounting to NOK 500 million.
2.2.4 Wealth Management & Insurance (Wealth)
Most socially responsible investment (SRI) products, registered as Article 8 under the SFDR, managed by Santander Asset Management (SAM), have a sustainable investment objective ranging from 1% to 50%. Investment products registered as Article 9 have a 100% sustainable investment objective (excluding cash and derivatives).
The Santander Sostenible Bonos fund, launched in 2019, was a trailblazer in Spain for investing in green bonds to finance clean energy, emissions reduction and other green initiatives. The fund also invests in social, climate change, environmental and other sustainable bonds.
As part of our SRI range, we offer thematic products that focus on social objectives (Santander Prosperity), agriculture (Atitlan Atgro), real estate (Real Estate Coliving Opportunities) and climate (Santander GO Global Environmental Solutions and Santander Sostenible Bonos).
In private markets, Santander Alternative Investments offers two solutions to address climate change:
•Santander Iberia Renewable Energy, a private equity strategy that invests in solar and wind energy projects in Spain.
•Santander Innoenergy Climate Fund, a venture capital strategy that invests in climate technology startups that work on renewable energy, smart grids, energy efficiency, storage systems, green energy batteries, mobility and the circular economy.
SAM has an advisory mandate for LA Green, a blended finance fund to boost the SME green bond market in Latin America, mobilize large-scale capital, and make a positive contribution to society and the environment.
SAM’s SRI funds also include a range of six funds that donate part of their management fee to several NGOs. In 2025, supported projects focused mainly on vulnerable or socially excluded groups, job creation linked to the social and green economy, and development cooperation in such areas as education, youth employability, access to drinking water, and other causes. Our Santander Compromiso Solidario fund won 'Best solidarity fund' at the 2025 Expansión-Allfunds Awards.

For more details on Socially responsible investment, see section 5.2 'Responsible investment and social finance'.
2.2.5 Payments
In 2025, 97% of the cards we procured were manufactured using sustainable materials (recycled PVC / PLA). We also continued to develop solutions that promote more sustainable consumption habits.
Getnet also drives initiatives aimed at reducing emissions and promoting the circular economy. Among these, the end-to-end point-of-sale (POS) terminal recycling processes —already implemented in Brazil— are particularly noteworthy, as well as the expansion of Tap on Phone solutions, which enable payment acceptance without the need to manufacture or use additional physical devices.
Brazil’s POS recycling programme enables the recovery and refurbishment of components for their reintegration into new devices.
Additionally, Getnet continues to make progress in replacing traditional consumables with more sustainable alternatives, such as BPA-free paper rolls without plastic tubes, helping reduce plastic use and minimise waste associated with its operations.
Santander España offers its customers the possibility of depositing expired or damaged cards at ATMs, initiating a recycling process through which they are transformed into urban-furniture benches. Since the initiative was launched in 2023, Santander has donated 167 benches made from recycled cards to various public institutions in cities such as Valencia, Málaga, Sevilla, Santander and Astorga. In 2025, Santander España delivered these benches to the municipalities of Paiporta, Catarroja and Aldaia, demonstrating its commitment to the recovery of areas affected by the floodings.

Annual report 2025    38

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2.3 Embedding ESG factors in risk management
ESG factors are cross-cutting and may affect different risk types. We manage them by prioritizing environmental and social aspects according to their relevance and materiality for the Group, and always in accordance with local law and regulation.
We assess governance factors from a dual perspective, Grupo Santander internal governance and our customers governance evaluation, applying proportionality and materiality criteria.
Environmental and social factors comprise the following categories:

Transition risk (TR)

Market sentiment Changes in the supply and demand of certain commodities, products and services insofar as climate-related risks and opportunities.

Policy action
Laws and regulations mandating carbon pricing mechanisms to reduce greenhouse gas emissions; use of energy sources with lower emissions; energy efficient solutions; and water efficiency measures and more sustainable land use practices.

Technology
The need to build and innovate to support the transition to an energy efficient financial system with lower CO2 emissions. This can have a significant impact on companies as new technology displaces obsolete systems and disrupts some components of the financial system as we know it.

Physical Risk (PR)

Acute Intense extreme weather events, such as wildfires, hurricanes or floods.

Chronic Changes in rainfall patterns as well as, extreme weather variability, average temperature rises, severe heatwaves, drought, and rising sea levels.

Nature risk (NR)

Dependencies Negative effects on economies, financial institutions and financial systems owing to nature degradation, including biodiversity loss and the decline of ecosystem services.

Impacts
The misalignment of companies’ strategies and operations with regulatory, social and market changes that drive the protection and restoration of ecosystems, particularly those related to land and sediments, water and biodiversity.

Social factors (SF)

Negative economic impacts arising from restricted access to key resources and services due to environmental events or conflict with communities, as well as the respect of human rights, labor policies, or health security; affecting on the consumer sentiment and companies’ productivity.

Annual report 2025    39

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
At Santander, we assess the impact of environmental factors on each risk type across several time horizons and based on the average maturity of the portfolios analysed. At all times, we strive to remain in accordance with local law and regulation in the markets where we operate. In the table below we set out how we do this, as well as our key achievements in 2025:

Risk type	Environmental driversA	Time horizon analysed	Potential impact of environmental factors	What we’re doing to manage climate and environmental risk

Credit		Short - medium - long term
→Extreme weather can lead to higher retail and corporate loan default and lower collateral value. It can also lead to lower income, harm agriculture, and increase insurance coverage and premiums. The degradation of nature can affect productivity in the agricultural sector. This may increase loan repayments and early asset disposal due to property damage in 'high risk' locations.
→Adverse weather conditions can cause significant financial losses, endanger communities, harm the environment, and affect the value of collateral.
→The failure of borrowers to adapt their business models to a low-carbon economy could drive up operational costs, heighten credit risk and, therefore, raise the risk of a drop in income or activity that may increase default or lead to a loss of business value.
→Stricter disclosure requirements.
→The loss of natural resources (water, fertile soil, etc.) can disrupt economic activity in dependent sectors and reduce borrowers' income and ability to repay.

→Conducting materiality assessments to identify physical and transition climate change and nature risk in our portfolios.
→Monitoring of climate concentration risks by sector and region in the short, medium and long term.
→Creating vulnerability heatmaps to assess climate risks in the present day and short, medium and long term via orderly, disorderly and hot house world scenario analyses.
→Implementing mitigation measures such as policies, thresholds and insurance to combat risks and their impact. Monitoring risk appetite limits and alerts to manage climate-related sectors.
→Conducting scenario analyses and measuring sensitivities to forecast changes in credit ratings, the probability of default (PD) and loss given default (LGD) based on physical and transition risk.
→Monitoring portfolios through metrics to control environmental factors in business-as-usual processes.
→Assessing environmental and social factors in customer and transaction analysis and embedding them in ratings.

Market		Short term
→High volatility in market factors under stress scenarios.
→Changes in market perception leading to wider credit spreads for business in impacted sectors.
→Extreme weather conditions could raise concerns about the business plans of companies operating in the impacted sectors and widen their credit spreads.

→Reviewing climate stress scenarios and the subsidiaries that apply them regularly.
→Conducting stress testing using physical and transition risk scenarios.
→Analysing trading portfolios for current exposure to climate-sensitive business activities.
→Adapting stress testing to best market practices.

Liquidity		Short term
→Market impact on the value of high quality liquid assets in Santander's liquidity buffer.
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

→Conducting qualitative and quantitative climate scenario analyses of impacts on highly liquid assets (HQLAs) and financing of exposed companies.
→Analysing higher outflows due to changes in market perception of corporations in climate-sensitive business activities.
→Adapting stress testing to best market practices, including new liquidity scenarios to measure their impact.

Annual report 2025    40

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Operational	Short - medium - long term
→Severe climate events can cause damage to our assets, including branches, data centres, headquarters and other owned or rented properties. Impacts on our own or our suppliers’ premises can also affect business continuity.
→Climate and environmental factors can also lead to operational risk losses from litigation, claims due to inadequate sales or non-compliance with ESG standards.

→Conducting self-assessments and operational risk control that include ESG-related risks to weigh up our exposure.
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
→Conducting preliminary analysis on the link between nature and operational risk.
→Reviewing local coverage of environmental incidents with Insurance teams.
→Updating documentation on embedding of environmental factors in operational risk management.

Reputational	Short - medium - long term
→Customers, investors and other stakeholders could believe that banks aren't doing enough to meet low emissions targets, that they could be acting against their policies, or that their objectives do not meet stakeholders’ expectations.
→Stakeholders’ potential perception of inadequate financing and investment in climate and environment-related sectors.
→Possible misinterpretation by customers, investors and other stakeholders of institutional disclosures or statements, actions and policies.
→Perceived failure to support the climate transition, including insufficient financing of transition-enabling activities.
→Risk that our sustainability policies are considered as preventing the provision of financial services to individuals or enterprises based on ideological reasons, or any other reasons deemed improper.

→Implementing preventative measures to manage reputational risk and disclose risk data so that governance bodies can make informed decisions when assessing or sanctioning sensitive transactions that entail environmental factors.
→Monitoring reputational issues and disputes regularly (including environmental matters) via working groups that involve functions such as legal, sustainability, investor relations, public policy, supervisory and regulatory affairs, risk, and others.
→Monitoring the implementation of guides to manage and prevent greenwashing, which define the roles and responsibilities of the key processes, and subsequently establish specific training programmes.
→Implementing appropriate materiality assessments to measure relevant risk and developing a methodology to quantify it, which remains in compliance at all times with applicable local law, policy, and regulations.
→Our policies aim to identify how these risks may affect the creditworthiness of potential borrowers, and therefore pose a credit risk issue.

Strategic	Short - medium - long term
→Our strategy could be affected if we fail to achieve our environmental and social targets, including those related to the activities we finance and to our own operations.
→Regulatory divergence between ESG requirements in the markets where we operate.

→Challenging ESG targets in strategic planning.
→Monitoring the Group’s ESG indicators regularly.
→Monitoring ESG indicators as part of our regular competitor analysis.
→Identifying emerging risks that include ESG risk factors and analysing their potential impact under stressed scenarios on the Group’s strategic targets to draw up action plans.
→Monitoring ESG-related proposals for the corporate product governance forum (CPGF) and investments forum.

A. Though all climate drivers impact on risk factors, we have only included the key ones in this table.
Chronic Acute Market sentiment Policy action
Technology Dependencies Impacts
Annual report 2025    41

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Key achievements in 2025

MATERIALITY
→Progress in identifying and assessing nature-related risks across existing risk types.
→In credit risk, we embedded nature materiality assessments in the Klima tool to get a combined view of climate and natural capital risks.
→We set specific metrics to manage nature-related risks and conducted in-depth analyses on the most material portfolios by complexity (Brazil) and concentration (UK mortgage portfolio).

PANGEA
→Strategic CIB project to assess corporate customer assessment procedures.
→Expanded the scope to the entire portfolio by incorporating screening and escalation criteria linked to the Group’s materiality assessment.

SCENARIO ANALYSES
→Embedded internal climate models in risk management that enable us to enhance how we quantify the financial impact of transition and physical risk on credit risk variables (PD and LGD).
→Update of heatmaps in the credit materiality assessment across different time horizons, calculated using scenario analysis techniques based on our portfolio, models and Network for Greening the Financial System (NGFS) scenarios.

PHYSICAL RISK	→Increased geographic granularity in physical risk analysis, down to postcode level in Europe or equivalent in other countries. →Expanded the number of markets we assess.

2.3.1 Resilience of our business model to climate change
Managing the risks that stem from environmental and social factors plays a critical role in strengthening the resilience of our business model to climate change.
We embed these factors in all stages of the risk management cycle, in accordance with local law and regulation, by assessing both our own facilities and our interactions with customers. Moreover, we include the risks derived from these factors in our policies, procedures, tools, metrics, mitigating actions, reporting, governance and culture.
And we do this using a forward-looking approach that covers the medium and long term through the use of climate scenarios across different time horizons. The Risk function works to strengthen our management framework by:
•conducting regular emerging risk assessments to spot key threats to our strategic plan under theoretical stress scenarios with low likelihood of occurrence;
•assessing and challenging the strategic plan to spot potential threats that may stop the Group from achieving its objectives; and
•using internal ESG risk management policies that enable the identification, assessment, mitigation, monitoring and reporting of material risks arising from environmental, social and governance factors.
Our risk governance bodies regularly review the monitoring of material topics related to the ESG risk factors identified through these processes, while at all times complying with applicable local laws and regulations in the markets where we operate.
Santander understands how environmental and social factors affect its business environment in the short, medium and long term. The strategic response to the changes and uncertainties arising from these factors influences the resilience of the business model over time. Therefore, climate, environmental and social changes in the macroeconomic, regulatory and competitive environment are explicitly considered, and integrated into strategic processes and escalated to management bodies.
Annual report 2025    42

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2.3.2 Risk management cycle5
At Grupo Santander, we manage the environmental and social factors of our global portfolio by considering all risk types and prioritizing the most material ones. Below we describe how we embed these factors in the risk management cycle.
Risk management cycle
1. Identification
We conduct regular risk identification exercises to assess events that could threaten the Group's strategic plan. These exercises consider environmental risk factors beyond climate, such as nature and biodiversity, as well as social factors.
Risk identification enables us to understand the internal and external threats that the environment and climate change pose to our business model, profitability, solvency and strategy.
We use tools such as the internal risk taxonomy, heatmaps and materiality assessments, which provide the basis for identifying and classifying material environmental and social risks across our portfolios.
In 2025, we determined the social factors that will apply to Grupo Santander’s loan portfolio and will embed them in our materiality assessment in 2026, including an assessment of social factors that may have a potential impact based on regulatory requirements, international standards and market best practices (EBA6, EBRD7, World Bank, and others). This will be done in a way that at all times complies with local law and takes into account local policy where appropriate.
2. Planning
We include E&S risk management in strategic planning, which spans several time horizons in addition to ad-hoc analysis at each moment:
•One year for the short term (this is the standard time horizon for the short term in the Group).
•One to five years for the medium term (financial planning).
•Over five years for the long term (strategic plan).
Specifically, we challenge the strategic plan to identify potential threats that could prevent us from achieving our objectives.
3. Assessment
At Grupo Santander, we assess how ESG factors may increase risk over the short, medium and long term. Our assessment of the ESG factors that could be material due to their potential impact on the Group’s risk profile considers these aspects:

1	Review of E&S drivers	We use a variety of references (TCFDA, TNFDB, UNEP FI, ENCOREC, SBTND, NGFSE) and analytical toolsF to identify and monitor environmental and social risk factors across risk types.

2	Analysis of transmission channels	We analyse how the factors identified in the previous stage could impact on the risk types included in our risk management framework.

3	Assessment of potential impact on the main risks	We analyse the potential impacts should the risk factors previously identified through the transmission channels materialize, based on qualitative and/or quantitative approaches.

4	Consolidated materiality	We aggregate impact results by risk type in a consolidated materiality using a five-point RAGG scale across short, medium and long-term horizons.

A. Task Force on Climate-related Financial Disclosures.
B. Taskforce on Nature-related Financial Disclosures.
C. Exploring Natural Capital Opportunities, Risks and Exposure (a materiality database of dependencies between production processes and ecosystem services).
D. Science Based Targets Network.
E. Network for Greening the Financial System.
F. Heatmaps, sectoral and environmental materiality, historical information, scenarios and customer assessments.
G. Red, amber and green. (RAG)
5 Risk management follows a global approach while aligning to local regulatory and legal requirements.
6 European Banking Authority.
7 European Bank for Reconstruction and Development.
Annual report 2025    43

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The following table shows the consolidated results of the materiality assessment by risk type and time horizon8 as of year-end 2025:

Consolidated materiality assessment
	Transition Risk			Physical Risk
	ST			ST
	Climate / Nature	MT	LT	Climate / Nature	MT	LT
Credit riskA
CIB	● ●	●	●	● ●	●	●
Corporate & SME	● ●	●	●	● ●	●	●
Individuals	● ●	●	●	● ●	●	●
Auto Consumer	● ●	●	●	● ●	●	●
Operational riskB	●	●	●	●	●	●
Market risk	●	●	●	●	●	●
Liquidity risk	●	●	●	●	●	●
Reputational risk	●	●	●	●	●	●
● Low ● Moderately low ● Medium ● High ● Very high
Short term (ST): <2030 | Medium term (MT): 2030-2040 | Long term (LT): >2040-2050. A. Assessment as of September 2025. B. Assessment as of November 2025.
In 2025, we continued to enhance our materiality assessment by embedding regulatory requirements, industry best practices and greater harmonization across risk factors, particularly with regard to information sources, thresholds and scenarios. Moreover, we embedded nature-related materiality alongside climate-related materiality.
The table above shows the consolidated results of the materiality assessments by risk factor. These assessments use specific tools and methodologies to assess the potential impact of climate- and natural capital-related factors. We use this risk factor materiality assessment to underpin climate risk identification and assessment as part of our double materiality procedure.

For more details, see section 1.2. 'Materiality Assessment'.
The materiality assessment's rationale for each risk type is as follows:
→3.1 Credit risk
We conduct regular materiality assessments to identify, assess and monitor the Group’s environmental credit risks by sector and geography. This assessment includes both a current-state review and a forward-looking analysis using scenario analysis techniques for climate risks.
Internally-developed scenario analysis and climate stress testing models enable us to calculate impacts and monitor climate sensitivity across key credit risk metrics, such as probability of default (PD), across different time horizons, scenarios and with granular detail by geography and sector.
We complement the materiality assessment with these initiatives:
–Customer assessment for the corporate portfolios that analyse the key aspects of transition, physical, social and environmental risk. Our subsidiaries conduct this assessment locally.
–Sector focus, through specific analyses of key sectors such as real estate or consumer auto financing.
–Geographical assessment of physical risk, which includes analyses of acute and chronic physical risks based on external expert models and considering different scenarios and time horizons.
The materiality assessment plays a key role in setting our strategy, risk appetite and other resilience exercises, such as ICAAP (Internal Capital Adequacy Assessment Process).
Klima

Klima is our internal management tool for identifying, assessing and monitoring climate and environmental risks at both Group and subsidiary level.
It collects and processes the information required for materiality assessments, including risk exposures and vulnerabilities, with a granular breakdown by sector, subsector, segment and geography. The tool supports specific portfolio analyses carried out for physical risk, consumer auto and real estate, among others, and enables the monitoring of sensitivities through scenario analysis. We continue to develop new functionalities to enhance credit risk management, in line with market best practices.

3.1.1 Climate and nature materiality
Climate change and the loss of nature and biodiversity are inextricably linked. Climate change represents one of the main drivers of nature loss, affecting ecosystem resilience and limiting their capacity to regulate the climate and act as carbon sinks. That’s why we’ve embedded nature-related analysis in our
8 The need to assess a longer time period for the short and medium term is intended to adequately reflect the impact of physical and transition risks. Additionally, scenarios have been considered to calculate the different time horizons.
Annual report 2025    44

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
materiality assessment, using various tools as references (ENCORE and SBTN). This approach has enabled us to identify the sectors most exposed to transition risk (impacts) and physical risk (dependencies) across our portfolio.
The results of our 2025 credit risk materiality assessment by sector are in the table below. For the first time, the assessment includes nature-related materiality, as well as the wholesale and retail trade sector within the risk taxonomy, which shows a moderate risk assessment.
Overall, climate-related materiality follows a similar trend to that observed in 2024, as the Group’s exposure remains largely concentrated in sectors that are not highly vulnerable to climate transition risk. Although the highest risks9 are concentrated in CIB, they do not represent a significant weight of the Group’s overall exposure. Our portfolios continue to show low vulnerability to physical risk, as they are predominantly located in areas with lower risk levels. The increase observed in the agriculture sector under the forward-looking view reflects improvements in data granularity and updates to the models and scenarios we use for these forecasts.
With respect to nature-related materiality, we did not identify high risk levels. However, the assessment shows medium risks, with agriculture and water and waste management standing out as the most affected sectors in terms of both dependencies and impacts.
Materiality assessment – Environmental risk portfolio analysis10

September 2025 (pre-mitigation) - EUR billion			Nature Risks		Climate Risks		Climate Risks
							Transition				Physical
	CIBA	OthersC	TR	PR	TR	PR	Orderly		Disorderly		HHW
			Current	Current	Current	Current	2040	2050	2040	2050	2040	2050
Oil & Gas	21	1
Mining & Metals	12	7
Power - Electricity (Conventional)	28	2
Power - Electricity (Renewables)	15	0
Wholesale and retail trade	17	40
Transport	27	12
Auto ConsumerB	0	159
Agriculture	2	8
Manufacturing	44	24
Water and Waste	3	1
Construction	16	16
Real Estate	6	374
Total Environmental Sectors	191	645
Others SectorsD	58	176
Total	249	821
Risk level: ¢ Very high ¢ High ¢ Medium ¢ Moderately low ¢ Low
TR: transition risk (effects of the transition to a low-carbon economy, including changes in regulation, technology and market trends).
PR: physical risk (it comprises acute and chronic).
A.CIB: REC (on and off-balance sheet lending + guarantees + derivatives PFE: Potential Future Exposure).
B.Auto Consumer: Auto SCF HQ + Auto US (Santander Bank N.A. + Santander Consumer USA).
C.Other segments (drawn amount): Individuals + Private Banking + SCF HQ + Auto US and Corporates & SMEs.
D.Other Sectors: CIB, Corporate & SMEs NACEs outside of risk taxonomy perimeter + cards and Other Consumer (Individuals and SCF) + Private Banking products (excl. mortgages).
Exposure 0 represents exposure below EUR 500 million.

As the table above shows, we convey the assessment results through heatmaps that illustrate the vulnerability to environmental risks. These maps reflect the current view and we complement them with internal models that apply to credit portfolios to perform forward-looking analyses over the medium and long term. These analyses consider impacts based on probability, magnitude and duration.
Though we present Group level results with a breakdown by sector, our assessment is considering more granular level of detail within our portfolios (NACE 4 level). This analysis is intended to inform risk identification and portfolio monitoring.
9 Sectors such as Power - Electricity (conventional) and Mining & Metals do not distinguish activities that do contribute to the transition, due to the NACE classification typology on which the environmental taxonomy is based.
10 It represents a consolidated view. Implications and management in each market are always informed and in accordance with local law and regulation.
Annual report 2025    45

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3.1.2 Internal climate models
We use scenario analysis techniques to assess the potential impact of climate-related risks on the loan portfolio under different climate scenarios and time horizons. For this purpose, Santander has developed an internal climate risk model known as GEA, which enables us to quantify the financial impact11 of transition and physical risks, monitored through changes in probability of default (PD). The GEA model comprises these processes:
The model forecasts customers’ costs, revenues and profits by incorporating the impact of changes in the price of carbon and in demand patterns associated with transition risks, as well as productivity losses and asset impairment arising from physical risk. These are its main features:
A.Scenario Set: Our Research function adapts scenarios based on NGFS12 scenarios. The climate scenarios we use (Orderly, Disorderly, Hot House World and Neutral) include country- and sector-level detail and provide a comprehensive view of key macroeconomic and environmental dynamics across the regions where the Group operates. These scenarios illustrate different pathways for the global transition towards a low-carbon economy and their implications in terms of financial impact on our corporate customers, primarily through two variables: Gross Value Added and the price of carbon.
B.Physical risk impact: This considers the financial impact of acute and chronic risks, as well as long-term changes in weather patterns to give us a wide range of events that we assess at regional level. For these financial impacts, we use NGFS scenarios and data from an expert insurance company and considering different scenarios and time horizons.
C.Transition risk impact: This uncovers changes in such factors as climate policies, technology, and investor and consumer sentiment that can affect demand. These factors affect customers individually.
D.Counterparty projections: These show changes in the financial ratios included in the credit risk rating models and are based on forecasted revenues and costs under the different scenarios, including physical and transition risk impacts. The projected ratings give us the associated PD to the counterparty.
11 According to Note 54 'Risk Management': the Group does not believe that additional environmental or climate change risk had a substantial impact on its equity, financial situation and results in 2025.
12 NGFS scenarios provide a common and up-to-date reference point for understanding the evolution of climate risks and trends in climate policy and technologies over different time horizons. That's why we use them as a basis for showing impacts on our portfolios by calculating a range of outcomes.
Annual report 2025    46

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

NGFS scenarios	RCP climate scenarios
Physical and transition risks	Physical risk

Orderly, assumes ambitious climate policies implemented early, which gradually become stricter. Therefore, both physical and transition risks are relatively moderate.	RCP 2.6: stringent mitigation scenario with the aim to keep global warming below 2ºC. This is associated with orderly scenarios.
Disorderly, climate policies are not introduced until 2030 and may differ between countries and sectors.	RCP 4.5: intermediate scenario where emissions reach their peak in 2040 and then decrease. This is associated with disorderly scenarios.

Hot house world (current policies), it is considering that some climate policies are implemented in some jurisdictions, but global efforts are insufficient to stop significant global warming. Serious physical risks and irreversible changes.

RCP 8.5: very high GHG emissions (keep increasing throughout the whole century). This is associated with Hot house world scenarios.
Neutral, a theoretical scenario constructed under the assumption that there are no transition or physical risk impacts.
3.1.3. Customer assessment
To strengthen our environmental risk factor management, we carry out qualitative assessments that we embed in corporate customer assessments within the CIB and Commercial Banking portfolios. Local teams perform these assessments and analyse each customer’s environmental and social situation, in accordance with local law and regulation.
We include the results of these assessments in credit decisions as part of the annual customer rating review. Subsidiaries may also include them in materiality assessments where they consider the impact to be significant. Moreover, Santander has developed tools to customize and store ESG questionnaires for customers. These tools support credit risk management.

CIB - PANGEA Project

In 2025, a strategic project was developed to review the corporate client assessment procedure, with the following objectives:
→expand the scope of the assessment to the entire portfolio by adding screening and escalation criteria linked to the Group’s materiality assessment;
→draw up approaches to due diligence and monitoring that are proportionate to each customer’s risk level;
→introduce new data-driven risk identification tools, including artificial intelligence and controversy screening;
→embed E&S factors in credit rating and in credit limit approval;
→strengthen infrastructure, systems, processes and enhance reporting capabilities; and
→optimise roles and responsibilities across the three lines of defence, as well as within global and local environmental, social and climate change (ESCC) teams.
The project will enter into force gradually in 2026. It will remain in accordance with local law and regulation.

3.1.4. Specific portfolio analyses
We complement portfolio-level materiality assessments with specific analyses of key portfolios:
Consumer Auto

Given our exposure to this segment, and considering its specific characteristics and regulations, a more granular analysis is carried out considering key risk factors and drivers including residual value risk, portfolio maturity, changes in market sentiment, technological developments, regulation, and variables such as the type of product, the type of engine (internal combustion, hybrid or electric vehicle), among others.

Physical risk

To assess physical risk by geographical location, we work with an insurance provider, which enables us to assess physical risks (acute and chronic). We analyse the markets where we operate, with a breakdown by postcode for Europe and municipality for the rest of the Group’s subsidiaries, and cover all economic activities in our Risk Taxonomy, as well as the business lines (such as mortgages and automobiles).
Annual report 2025    47

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Our Klima tool includes a dedicated physical risk module to cover the markets where we operate and other countries to assess our customers’ production centres and facilities. It includes forward-looking that enables us to actively manage these risks through monitoring, metrics and mitigation measures.
We assess each region to measure the associated physical risks by rating them on our five-point scale (low to very high). To assess the frequency and intensity of natural risks, we use Representative Concentration Pathways (RCP) scenarios across different time horizons (present day, 2030, 2040, 2050 and 2100).
At Group level, our analysis takes a conservative approach, using the RCP 4.5 scenario and time horizons that are consistent with portfolio maturities, such as 2030 for economic activity sectors and 2050 for collateral. The results are considered in the credit materiality assessment by region and show that, while certain sectors are more exposed to physical risks, such as agriculture, conventional energy and mining, their concentration in the Group is very low (1-2%). And by contrast one of the lowest impact comes from our collateralized portfolios with very high concentration of exposure in the Group.

Real estate

Our real estate portfolio accounts for a significant portion of the Group’s balance sheet. That’s why we have developed a dedicated module within the Klima tool that provides a detailed view of associated transition and physical risks.
Regarding transition risk, we have enhanced both the quality and quantity of data related to energy performance certificates (EPC) across the portfolio and boosted data capture. Where actual data is not available, we use estimates based on internal models or external providers.
This chart below shows the EPC coverage of our balance sheet and distribution of actual and estimated EPC labels based on the standards and regulation in each market where this information exists.
Residential and commercial real estate EPC data (December 2025)

Distribution of exposure to residential and commercial real estate portfolios by EPC (December 2025)
Distribution based on Portfolio with EPC information. (RAG according EPC Standards)
Regarding physical risk, we analyse acute and chronic risks across different scenarios and time horizons, using postcode-level or equivalent geographic granularity. Considering a forward-looking view across different time horizons, with no material high risk.

→3.2 Operational risk
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
We consider transition risk exposure as low across all time horizons since we have no evidence of a medium- or long-term increase in legal and compliance risk upon adapting to new environmental regulations. We continue to monitor these factors to be able to spot a potential rise in the level of risk.
In 2025, we added a qualitative operational materiality assessment on nature-related risks. As part of this, we assess the potential impact of physical risk by combining natural capital dependency scores by location with the location of the bank's main premises. We assess the potential impact of transition risk through nature impact assessment tools, which we supplement with a review of external events.
This assessment found that the materiality of nature-related operational risks is low. The predominantly urban location and financial activity of our buildings and offices back this conclusion, not to mention the current regulatory and penalty framework, which does not foresee a significant increase in penalties or legal action in the short term.
→3.3 Market risk
To assess the potential impact of climate factors, we conduct regular analysis of our trading portfolios to identify the materiality of positions with potential exposure to market risk climate factors.
Annual report 2025    48

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
We then compare the findings from climate stress scenarios (both physical and transition risk) to those from internal, stressed and budget scenarios. This assessment concludes that the materiality is low or moderately low depending on the time horizon, due to the low exposure to climate sensitive sectors both in the bond and equity portfolios.
In 2025, we introduced dedicated monitoring of market risk within the banking book by analysing the impact of climate stress scenarios on positions measured at fair value, primarily ALCO portfolios (Asset Liability Committee). We also embedded nature-specific scenarios. Given the time horizon over which these impacts materialize, we assessed them as low materiality for market risk purposes.
→3.4 Liquidity risk
To assess the potential impact of climate factors, we compare the findings of climate stress scenarios with liquidity stress scenarios. We have a suite of physical and transition risk scenarios (disorderly transition scenarios, extreme climate events, historical events, etc.) whose impacts on liquidity are well below current internal and regulatory stresses due to their limited effect on high quality liquid assets (HQLA) and stable retail deposits.
In 2025, we embedded new nature-related scenarios. Given the time horizon over which liquidity impacts would materialize, we assessed these scenarios as low materiality.
→3.5 Reputational risk
We conduct specific materiality assessments on the potential reputational impact of climate and environmental factors in the short, medium and long term under various scenarios. As with our strategy, policies and management models, we consider the environment holistically. Thus, our materiality assessment includes identifying and assessing climate change and other environmental impacts.
Certain economic agents whose activities are subject to regulations aimed at promoting sustainable development, or which are directly affected by the objectives set out in international agreements or institutions on climate change, may see their activities or their ability to generate income impacted, either directly or indirectly. This should be taken into account when assessing the associated credit risk. Indirect impact refers, in particular, to public perception that a company is carrying out activities that are inconsistent with applicable regulations, international objectives, or generally accepted trends.
In 2025, we updated our reputational risk materiality assessment approach based on official reports and studies from renowned organizations. Moreover, we continue working on further homogenization and synergy between risks in terms of information sources, thresholds and scenarios, among others.
4. Monitoring
In addition to the processes described above, we continuous monitor ESG factors:
•At Grupo Santander, we constantly monitor the risk profile and our compliance with risk appetite limits through control functions that report to the board. In 2025, we updated and harmonized risk appetite metrics (limits and alerts) in line with the Group’s strategy. We also strengthened our risk appetite statement by embedding new specific metrics for other material sectors.
•In 2025, we worked on drawing up and designing a Group-level ESG dashboard to monitor the main ESG risks across our portfolio to strengthen control through metrics (particularly concentration metrics).
•We are in permanent contact with our customers to monitor their transition plans and support implementation.
•We continue to embed ESG risk factors in the credit granting and monitoring process through our operating model (The Climate Race) to comply with EBA guidelines across the Group’s subsidiaries and adapt them at local level. We align this process at all time with applicable laws and regulations in the markets we operate.
•Our Sustainability Regulatory Radar enables us to monitor regulatory and other changes in this area and to assess the potential efforts and financial impacts associated with their implementation.
•The Risk and Compliance functions monitor ESG factors in corporate development transactions presented to the investment forum, acting under delegated authority from the Board's Executive Committee, as well as in new products and services submitted to the Corporate Product Governance Forum.
5. Mitigation
Grupo Santander uses several levers to mitigate the risks associated with environmental and social factors, ensuring compliance at all times with local laws and regulations:
•Policies, frameworks and internal procedures that embed environmental and social factors in risk management and play a key role in mitigation and adaptation. Our E&S risk management policy sets out the standards for investing in entities and providing financial products and services to customers in sectors with E&S risks identified as material.

For more details, see section 3.2.3 'Management of environmental and social aspects'.
•Use of the internal taxonomy (SFICS), which enables us to monitor our sustainable activity, support product development, and mitigate greenwashing.
•We consider ESG aspects in customer assessments to determine whether they have an impact on credit quality. Against this backdrop, we have launched several projects: (i) sector guidelines to identify the main transition and physical risks that each subsector faces and how to identify them in customer interaction; (ii) ESG assessments with varying depth depending on risk level, including enhanced contextual assessments for more material cases and automated assessments for others. We are rolling out this assessment model across commercial banking portfolios in several subsidiaries; (iii) questionnaires and assessments library (EQAL), through which we continue to enhance ESG questionnaire management capabilities. EQAL enables us to embed ESG customer assessments in risk management workflows and to collect historical ESG data. These data may support aggregated analysis under varying criteria and serve multiple risk management purposes, such as metric setting
Annual report 2025    49

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
or model impacts. EQAL operates in Argentina, Portugal and Spain, and will become available in CIB and Brazil in the near future.
•Customer engagement for sectors identified as the most material through environmental materiality assessments. This enables us to support customers in their transition to a more sustainable economy, offer them tailor-made solutions, and create business opportunities. Moreover, obtaining and verifying data directly from customers also helps mitigate ESG risk factors.
•Credit committees, which embed environmental, social and climate change factors in transaction reviews.
•CIB customer ratings, including qualitative environmental, social and climate change assessments for material sectors.
•Monitoring and management of real estate collateral, which considers environmental factors that may affect collateral from transaction inception and throughout its life cycle, such as energy performance certificates and physical and nature-related risks. Where we identify material risk levels, we apply management, adaptation and/or mitigation measures to align exposures with acceptable risk levels.
•Appropriate documents to support the assessment of environmental factors in transaction management, customer assessments and real estate collateral valuation according to local regulatory frameworks.
•Mandatory insurance coverage in which the bank appears as beneficiary and which includes coverage for material risks, including those arising from environmental events.
•CIB due diligence to assess and manage the environmental and social factors of corporate customers and embed them in credit approval. We assess customers in applicable sectors through a questionnaire that the first line of defence completes before a team of analysts reviews it to perform an overall environmental risk factor assessment. The findings of these assessments are escalated to the bank’s risk approval committees and considered in decision-making. The risk assessment also forms part of decision-making, with particular focus on greenwashing. Due diligence consists of assessing the CIB's project finance transactions according to the Equator Principles.
•A multidisciplinary working group (Legal, Sustainability, Risk and Compliance) that assesses controversies, including ESG factors.

ESG classification meetings

To mitigate greenwashing, we assigned local and global marketing committees and ESG classification meetings to act as the governing bodies responsible for the assessment, classification and monitoring of ESG-focused products and transactions. This governance model operates fully across all global businesses and Group subsidiaries. The corporate centre oversees these bodies through quarterly follow-ups and annual assessments.

Their aim is to check that these bodies rely on expert input to interpret and demonstrate the applicable criteria, in accordance with local law and regulation. They also draw on centres of excellence and involve Business, Risk and Sustainability teams. Moreover, we regularly update the sustainable classification model and ensure that sustainable products remain aligned with it.

6. Reporting
Transparent and regular disclosure of information (both internally to senior management and externally to stakeholders) supports the management and control of environmental and social factors. It also ensures compliance with regulatory requirements and supervisory expectations. We work to ensure that our information remains complete and consistent and accurately reflects Santander’s sustainability strategy and management, while mitigating potential risks.
Our main reports include key information on how we manage environmental and social factors. Alongside financial results, the annual report sets out our sustainability policies and actions, as well as progress against E&S indicators. Moreover, the ICAAP exercise embeds the assessment of ESG risks — including physical and transition risks related to climate change — and analyses their potential impact on solvency and strategic planning.

The Pillar 3 disclosure report further strengthens transparency by publishing prudential information related to these factors. It shows our exposure to environmental and social risks and explains how we embed them in internal risk management frameworks.
Annual report 2025    50

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2.3.3 Reputational risk
This section outlines how we manage this IRO, which is considered a climate-related transition risk:

R	Reputational risk based on the perception of the Bank's progress with Group climate-related policies and objectives in certain jurisdictions and that could lead to other type of risk implications.

Banco Santander manages reputational risk in line with the Reputational Risk Model and the associated ESG policies and requirements, which set out the key principles for identifying, managing and controlling this risk.
Reputational risk may arise from multiple sources and, in many cases, is derived from other risks, such as strategic, liquidity, or credit risk. Reputational factors that may be associated with clients are assessed insofar as they may lead to financial stress and in accordance with applicable laws and regulations. To assess the performance and effectiveness of these actions, we define specific metrics13 that help determine and manage appropriate actions to prevent or mitigate reputational impacts related to climate and environmental risk factors, as shown in the table in section 2.3 'Embedding ESG factors in risk management'.
2.3.4 Potential financial effects
To cover CSRD requirements related to financial effects (E1-9), we include information on the exposure subject to material physical risks in the Pillar 3 ESG report. We use the information disclosed in this report according to the 'Implementing Technical Standards on prudential disclosures on ESG risks' defined by the EBA.
This report covers information of the banking book portfolio, including loans and advances, debt securities and equity instruments and, unlike other non-accounting-based reports, enables us to reconcile accounting of the total figures presented.
Physical risk:
Below we report on our exposures that are sensitive to impacts from material acute and chronic physical risks (collateralized and non-collateralized).
To assess the physical risk of our portfolio, we use an external provider's methodology. Based on the information it provides, we make these assumptions to determine the Group’s sensitive exposures to the impact of physical risk:
i.We apply a conservative criterion that the provider recommends, considering that an activity within a given geographic area is sensitive to physical risk impacts when at least one hazard assessed by the external provider scores 4 or higher on the scale.
ii.We use the RCP 4.5 scenario, which is between a scenario that considers that the Paris Agreement objectives as met (RCP 2.6) and a more specific stress exercise scenario (RCP 8.5).
iii.We consider time horizons that are consistent with the average maturities of our portfolios, under a conservative approach. For non-collateralized exposures, we apply a 2030 horizon. For collateralized portfolios, we apply a 2050 horizon.
iv.For location-based assessment, we look at collateral locations as well as the headquarters of borrowers for non-collateralized loans — at postcode level or equivalent across all markets.
According to the assumptions described, our exposure to material physical risks was EUR 39 billion as at December 2025, which accounts less than a 2% over Group’s total assets.

Exposure subject to physical risk
EUR bn	Chronic	Acute	Both	Total
Total	23	13	3	39
The ESG Pillar 3 report discloses physical risk information at regional level (Europe, South America and North America) and identifies a higher concentration of material physical risks in Europe (58%).
2.3.5 Our approach to nature and biodiversity
While our materiality assessment considers 'Biodiversity and ecosystems' an informative topic, we continue to oversee our operations and impact on biodiversity and nature in view of our climate objectives.
Given the Group’s financial activity and the location of its network of buildings and offices (mainly in urban areas), we have not initially identified14 sites located in or near biodiversity-sensitive areas.
We carry out a double materiality assessment to understand direct impacts and dependencies on nature and biodiversity associated with our customers’ business activities and based on the risk materiality exercise. This assessment looks at both a company’s impact on the environment and society and sustainability matters that affect our financial performance.
We used two tools:
•ENCORE: A materiality database of dependencies (physical risks) between production processes and ecosystem services.
•UNEP FI Impact Analysis Tool: This tool provides an in-built impact (transition risks) mapping that, combined with our internal data and context, enables us to identify the most significant impact areas of the portfolio.
13 Monthly metric. Banco Santander has zero tolerance for very high impact events, including ESG-related ones. Circumstances that could lead to a ‘very high’ impact event are: i) events that trigger silver or gold crisis management committees; ii) regulatory requirements that uncover significant weaknesses or shortcomings: very high financial penalties (above EUR 10 million), permanent cessation of economic activity, capital aggregation, loss of banking licence, restrictions on dividend distribution, etc.; iii) events with a very high impact on public opinion: with widespread and sustained negative media and TV coverage in a single market and/or in other markets for over one week or very high impact on social media; and iv) suspension of shares trading or a drop in share price of over 5% in one day on the back of the issue in question.
14 The main potential environmental impact of our offices stems from their maintenance and how we manage the waste we generate. So far, we have not deemed it necessary to adopt biodiversity mitigation measures in our operations. Nonetheless, on certain occasions we have considered corrective or mitigation measures as part of our customer lending due diligence and in application of our E&S risk management policy.
Annual report 2025    51

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Based on the above-mentioned approach, we use a heatmap to aggregate nature-related dependencies and show the level of threat of potential events that may affect our corporate portfolio at Group level.
This exercise also meets disclosure requirements under the European Sustainability Reporting Standards: ESRS E2 (pollution), ESRS E3 (water and marine resources), ESRS E4 (biodiversity and ecosystems), and ESRS E5 (resource use and circular economy), in relation to ESRS 2 IRO-1. The assessment concluded that no nature-related topic or subtopic proves material at Group level. We regularly monitor our nature materiality assessment.
In 2025, we made headway with embedding nature-related risks in portfolio management, as described in the materiality assessment. We also strengthened internal processes to identify and assess impacts on ecosystems and natural resources in some of the most relevant markets, as outlined below:
•Last year, Santander Brasil took part in a pilot led by the Brazilian Business Council for Sustainable Development under the Action for Nature initiative. The initiative aims to promote the implementation of the TNFD framework and strengthen corporate disclosure on nature-related risks, dependencies and impacts. In 2025, Santander Brasil joined the second phase of the initiative — the Finance and Nature Community of Practice —, which focuses on embedding nature in portfolio and supply chain management. Current efforts centre on technical discussions, the exchange of best practices among financial institutions, and the development of tools to assess biodiversity-related risks and opportunities, reinforcing Santander’s commitment to the global sustainable finance agenda and natural capital valuation.
•Santander UK has begun assessing nature-related risks and opportunities within its Retail Banking business. Initial assessments show low exposure, as the portfolio does not concentrate on high-risk sectors or geographies. In 2025, the assessment focused on the mortgage portfolio. Though mortgages typically do not present significant direct nature-related risks, they represent a material portion of the balance sheet. The assessment found that nature-related risks may exacerbate existing climate risks, which highlights the need for an integrated climate/nature approach. Santander UK will continue to delve deeper with this assessment and adapt its risk management approach as industry knowledge and methodologies evolve.
Biodiversity and nature in our E&S risk management policy
Santander embeds nature and biodiversity conservation measures in financing and investment policies.

For more details on our E&S risk management policy, see section 3.2.3 'Management of environmental and social aspects'.

Nature-based solutions are key to carbon storage and climate resilience. Santander supports several initiatives that foster these solutions:
•Biomas (Brazil): Reforestation of two million hectares with two billion native trees over the next 20 years.
•Santander España – Motor Verde: Reforestation of three forests covering more than 300 hectares, absorbing 82,000 tonnes of CO₂e.
•Santander UK: Continued support for the Net Zero With Nature initiative with UK National Parks, helping develop a platform to mobilize private financing for nature-based solutions.
•Santander México: Since 2021, the LikeU programme has enabled customers to support reforestation initiatives in partnership with Reforestamos México.

Santander and the Brazilian biomes
Santander promotes the protection and sustainable development of Brazil’s biomes, which is critical to tackling climate change and conserving biodiversity recognizing that long-term prosperity depends on a healthy natural ecosystem. We need economic growth, but it must be sustainable.
Brazil’s emissions are estimated at 2,15 billion tonnes of CO₂e, representing approximately 4% of global emissions, with land-use change (42%), mainly deforestation, together with agriculture (29%), being the main sources. A significant share of deforestation remains illegal, particularly on undesignated public lands, driven by speculation and weak land governance, despite recent progress in reducing these figures. Although Brazil has a strong environmental legal framework, such as the Forest Code, the main challenge continues to be its effective implementation and enforcement to curb deforestation and environmental degradation.
Addressing GHG emissions and biodiversity protection in Brazil requires a multilateral approach that includes strengthening the implementation of environmental laws, continuously promoting sustainable agricultural practices, and enhancing monitoring and transparency.
Santander supports Brazil’s transition to a low-carbon and resilient economy by integrating climate and biodiversity considerations into its business model, promoting sustainable finance, and fostering innovation that links environmental preservation with inclusive economic growth. We’ve been working with our customers to promote sustainable development in Brazil for years.
Santander has been integrating environmental and social risk analysis into credit assessments since 2002 and in 2016 became the first bank in Brazil to formally incorporate a sustainability score into corporate customers’ credit rating.
Environmental and social reviews of companies
Santander Brasil conducts annual environmental and social assessments for wholesale and SME customers with higher exposure or credit limits above BRL 7 million, particularly in 14
Annual report 2025    52

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
priority sectors. This makes our financing practices to be aligned with environmental laws, human rights standards and best sustainability practices.
Each year, we assess around 2,000 customers through a standardized E&S questionnaire that evaluates environmental management, social practices, supply-chain controls and climate risk exposure. Our team of specialists cross-checks responses against public data – including government permits, fines, embargoes, lawsuits and contaminated-land reports – and assigns a score from 1 to 5 across environmental, social, and climate dimensions.
The identification of potential risks requires enhanced due diligence and mitigation plans, and we embed the results in the customer’s credit assessment and sustainability rating. Regular monitoring and reviews ensure that customers remain compliant and progress toward sustainable practices. The E&S assessment also incorporates climate-related physical and transition risks, such as water stress, climate resilience and exposure to deforestation-linked supply chains. For high-impact sectors such as mining, agriculture, sugar and beef production, we apply additional safeguards and sector-specific procedures.
Through this structured analysis, Santander promotes responsible financing, boosts transparency, and supports its customers’ transition to a low-carbon and inclusive economy.

Outcome of the E&S risk analysis in Brazil in 2025
Farmers and ranchers
In Santander Brasil, beyond credit approval, we monitor approximately 19,000 rural properties (that have been financed or pledged as collateral in the bank’s operations) by using official data sources, satellite images, and advanced data tools. Our alerts cover various risks, including illegal deforestation, government embargoes, modern slavery, and incursions into protected territories such as indigenous lands, Quilombola communities, conservation units, archaeological sites, and public forests.
If we detect any irregularities, we request an explanation from the customer, regardless of the biome where the property is located. If we uncover a breach of environmental laws or regulations, our standard contracts enable us to demand the early repayment of loans and to take other necessary measures to mitigate risks.
We also use internet-based satellite-imaging tools such as Copernicus Browser and MapBiomas to track deforestation and tree cover loss on customers’ farms and ranches over time. These tools help us strengthen our monitoring capacity and check that our credit portfolio aligns with our sustainability and risk management commitments.
Collaborating with initiatives to stop deforestation
Febraban Protocol for livestock in the Amazon
Santander actively collaborates with customers, governments, regulators and NGOs to tackle illegal deforestation. Santander Brasil is a member of Febraban’s committee on forestry and agribusiness.
We have been seeking commitments from beef processing customers in the Amazon since 2020. In 2021, Santander Brasil began engaging with more than a dozen of these customers to tackle illegal deforestation linked to their supply chain by 2025. Santander Brasil, along with other banks, shared lessons learnt with Febraban, which lead to the creation of the sectorial protocol - SARB 026/2023 - in March 2023, which sets the standards for managing the risk of illegal deforestation in the bovine meat chain. The protocol set out the guidelines that its signatories were to adopt.
By signing the protocol, Santander has aligned its ambition with the Brazilian financial industry, and has been engaging with its meatpacking customers. This requires beef processing customers with slaughterhouses in the Brazilian Legal Amazon region to end illegal deforestation by December 2025, both from direct suppliers of cattle and Tier 1 indirect suppliers and demonstrate progress against. They also must meet mid-term milestones.
Signatory banks must monitor the implementation of actions by the deadlines that the law stipulates, review customers' public reports on the dates that the protocol establishes, and take measures based on the content that beef processing customers publish. Since setting this objective, Santander has actively engaged with all beef processing customers that the protocol affects, leveraging our technical expertise to assist in developing their traceability plans and reports. During 2025, all progress reports from customers under monitoring were reviewed for compliance. Those who failed to present the required plans had their credit limits temporarily suspended and reinstated only upon compliance. We will continue to act accordingly and monitor compliance with the milestones set by the Febraban protocol, as well as checking adherence to the implementation timeline.
Innovative Finance for the Amazon, Cerrado and Chaco (IFACC)
Our participation in IFACC focuses on structuring innovative financial mechanisms to support deforestation-and-conversion-free beef and soy production models in the Amazon and Cerrado. The IFACC framework has enabled disbursements of USD 498.75 million and supported sustainable practices across 341,434 hectares, in addition to agroforestry systems (1,754 ha), ecological restoration (739 ha) and the protection of native vegetation (55,613 ha). 2025 saw the formal launch of the Catalytic Capital for the Agricultural Transition , a blended-finance debt fund (initial capital of USD 50 million; target size of USD 200 million) that aims for 1:4 leverage and is expected to support the protection or recovery of more than 500,000 hectares, avoid up to 240 million tonnes of CO₂, and directly benefit over 1,000 farmers by 2030.
Nature-based Solutions (NbS) investment collaborative
In 2024, Santander became the first bank to join Brazil’s NbS investment collaborative, a platform led by global climate investors and coordinated by Capital for Climate, with anchor
Annual report 2025    53

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
funding from the Finance Hub of the Gordon and Betty Moore Foundation, and additional support from The Rockefeller Foundation and Santander. Between 2023 and 2024, the platform allocated USD 2.1 billion and set a USD 2.67 billion target for 2025, with aggregated plans totalling USD 10.4 billion by 2027. The pipeline of investible NbS projects in Brazil is expanding rapidly. Developers plan to more than double their deployment capacity by 2028, with USD 6.1 billion in capital required to meet projected needs by 2027. Project opportunities increasingly align with institutional investment criteria, including scale, replicability, land tenure security and predictable cash flows. Farmers and project sponsors are also demonstrating that nature restoration can enhance both productivity and profitability. The total pipeline is expected to grow from 5.1 million hectares in 2026 to 9.6 million hectares by 2028, spanning both primary NbS and conservation-focused initiatives.
Amazon Finance Network
Since 2023, Santander Brasil has been an active member of the Amazon Finance Network, a multi-stakeholder platform dedicated to advancing sustainable finance in the Amazon region. The AFN brings together more than 50 financial institutions, including banks, funds, cooperatives, and development finance entities, to mobilize capital that supports inclusive, resilient and environmentally responsible growth. In 2025, AFN members collaborated across four priority areas: financial inclusion, agrifinance, carbon markets, and innovative finance. Santander Brasil co-led the carbon markets workstream alongside The World Bank, contributing technical expertise and strategic guidance to shape investment frameworks that value nature-based solutions. One of the key outcomes of this engagement was the joint Call to Action that outlines practical steps for overcoming barriers to private sector investment in the Amazon.
Biomas
Santander is a co-founder of Biomas, an ecosystem restoration company committed to reforesting and protecting two million hectares of degraded land in Brazil over the next 20 years. The initiative’s aim is to plant two billion native trees and remove approximately 900 million tonnes of CO₂e from the atmosphere to make a material contribution to Brazil’s climate and biodiversity goals. In 2025, Biomas launched its first large-scale forest restoration project in southern Bahía, in partnership with Veracel Celulose (which is providing land and operational support) and Carbon2Nature Brasil (a joint venture between Iberdrola and Neoenergia that develops high-integrity carbon credits). Known as the Muçununga Project, the initiative aims to restore 1,200 hectares of the Atlantic Forest over a 40-year horizon by planting two million seedlings from more than 70 native species, including yellow ipe, jatobá and jacarandá-da-bahia.
The project is expected to deliver outcomes across four key areas:
•Climate: Restoration of the Atlantic Forest will help mitigate climate change by removing carbon from the atmosphere.
•Biodiversity: Reintroducing a wide range of native species will help rebuild natural habitats and strengthen ecosystem resilience.
•Social: The initiative promotes inclusive development by involving local communities and generating employment, skills, and shared value.
•Carbon markets: The carbon credits issued will adhere to high-integrity standards and provide measurable environmental and social co-benefits.
Brazil’s Climate Fund Operation to Support Reforestation in the Amazon
In April 2025, Santander enabled the first transaction under Brazil’s Climate Fund to support reforestation efforts led by Mombak, a Brazilian company that focuses on large-scale carbon removal through native forest restoration in the Amazon. This marked a significant milestone for climate finance and nature-based solutions in Brazil. The Climate Fund is an instrument of Brazil’s National Policy on Climate Change, managed by the Ministry of the Environment. It aims to channel financial resources to projects that contribute to climate change mitigation. Santander issued a bank guarantee to enable the disbursement of BRL 100 million in support of Mombak’s reforestation work in the state of Pará. The funding will help scale the company’s partnership model with rural landowners, combining high-integrity carbon capture with financial incentives for sustainable land use. Beyond its environmental contributions, the project is expected to generate positive social outcomes by stimulating the regional economy, creating jobs and strengthening the reforestation value chain.
Social impact
We understand that supporting the socioeconomic development of the Amazon and other biomes and their residents is fundamental for their preservation and for Brazil’s development.
Helping local people maintain their livelihoods is key to maintaining this ecosystem. We want communities and entrepreneurs to develop further and count on our support as they do.
Amazon Journey Platform
In 2022, Santander joined forces with other financial institutions and stakeholders to help launch the Jornada Amazônia platform, operated by Fundação Certi. This initiative seeks to strengthen the innovation and entrepreneurship ecosystem of the Amazon region, with a focus on bioeconomy solutions for forest conservation. The platform’s core objectives include training 3,000 people and supporting the creation of 200 startups by the end of 2025.
The results achieved since 2023 reflect the emergence of a dynamic and maturing innovation ecosystem that is shaped by technological innovation, talent development, diversity, and a deep understanding of the region’s social and economic potential.
The initiative has mobilized more than 9,500 people and provided training to more than 3,000. A total of 1,991 projects have been registered, of which 185 have received support; in addition, 465 businesses have been registered, 104 were strengthened and qualified, and 29 start-ups have been ramped up.
As part of our contribution to the platform, we mobilized 20 senior executives to mentor early-stage ventures and support entrepreneurs on people management, legal and regulatory matters, investor access, network development, strategic vision, and business direction. In 2025 alone, Santander professionals supported 11 start-ups under the initiative.

For more details on Santander and the Brazilian Amazon, see santander.com.
Annual report 2025    54

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Santander and COP 30
Throughout 2025, most notably in the lead-up to and during the United Nations Climate Change Conference (Conference of the Parties, COP), we took part in key climate and sustainability discussions in Brazil and globally. Our participation reflects Santander’s continued commitment to enabling the transition to a low-carbon economy through financial innovation, strategic partnerships and capital mobilization aligned with sustainable development.
Key actions in 2025 included:
•Engaging in more than 50 forums on nature-based solutions, decarbonization, carbon markets, blended finance, de-risking innovative mechanisms, and sustainable finance.
•Hosting customer events focused on sectoral transition strategies, such as transportation and logistics, agribusiness, and hard-to-abate industries.
•The selection of four Santander Brasil case studies for major COP-30 related platforms, particularly for nature-based solutions and innovative sustainable finance.
These actions underscore Santander’s leadership in advancing sustainability and supporting Brazil’s ecological transformation.
2.4 Aiming to align our activity with the Paris Agreement Goals
In this section we cover how Santander manages the following IRO:

I-	Adverse impact on climate and the environment due to the bank’s financing of, or investment in, certain non-sustainable assets and activities.

We continue to work along the following lines:
▪Financed emissions from Balance sheet: focusing on scope 3, category 15 emissions (see sections 2.4.1 'Aligning our portfolios', 2.4.2 'Monitoring of other portfolios' and 2.4.3 'Measuring and assessing other portfolios').
▪Asset Management: these are outside of our balance sheet and thus not considered as scope 3 emissions (see section 2.4.4 'Santander Asset Management’s (SAM) alignment strategy and approach')
▪Own operations: direct and indirect emissions including scope 1&2 and material scope 3 (beyond category 15) (see section 2.4.5 'Our environmental footprint').
Ambition and approach
We continue working towards our ambition of net zero carbon emissions by 2050 by progressively setting specific actions regarding the footprint of our own operations and to support our customers in their climate objectives, prioritising the high-emitting sectors - which also bear high and very high transition risk according to our climate heatmap. We also focus on energy security and affordability.
We set targets15 for the wholesale segment in the power generation, thermal coal, oil & gas, steel and on the automotive sector from two perspectives: auto manufacturing (wholesale segment) and auto lending (consumer loans for the purchase of passenger cars in Europe).
We update our strategy and targets to incorporate the latest scientific insights and changes in local regulation. During 2025,
Santander updated its climate alignment targets. We wanted to ensure these remain credible and consistent, while reflecting the real pace of transition across the economies in which the Group operates. Five years after establishing our first targets (all the details are covered below), this update refined the scope, metrics and scenarios to reflect better our role as a facilitator of the transition, as well as how external factors (especially public policy) determine the pace of the transition.
In particular, the Group refined the perimeter16 of certain sectoral targets. In oil & gas, alignment target now focus on Scope 1 and 2 emissions, where customers have greater operational control and where banks can more effectively support transition efforts, while Scope 3 emissions are monitored given their scale and their strong dependency on global policy, technology and demand-side developments. Following our latest annual portfolio alignment materiality assessment, aviation has moved from target to monitoring due to its declining alignment materiality and strong dependence on policy and technological developments. This decision is consistent with our dynamic, criteria-based approach to prioritising sectors where we can have the greatest impact, and with the treatment applied to other sectors.
The incorporation of target ranges and regional scenarios allow us to incorporate the differing pace of transition in markets and sectors, differences in regulatory frameworks, and reflects the latest science and policy developments. More detail follows.
Progress and dependencies
The climate performance dynamics of all these sectors are heavily dependent on their regulatory and policy framework, technology changes and customers behaviours. Both the International Energy Agency (IEA) and the Intergovernmental Panel on Climate Change highlight that deep emissions reductions will require the widespread adoption of technologies that are not yet commercially available or are only at demonstration scale.
In sectors where corporate customers are making progress, we have set targets while acknowledging these external dependencies.
15 In accordance with local law and regulation.
16 The scope was also adjusted by excluding short-term trade finance to be better aligned with market practice and have better internal consistency.
Annual report 2025    55

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
For the sectors that are heavily dependent on further regulation to align, and where most of the customers are retail, we are monitoring their financed emissions; but we will refrain from setting targets until the regulatory and policy framework is clear, consistent and supportive of both economic growth and consumer behaviour changes.
We have been sharing our understanding and experience of these policy gaps with authorities and other sectors.
Economic growth is essential to finance the transition - and to ensure it is affordable and fair in both developed and developing economies. It is therefore important that policies supporting the transition do not undermine growth, nor the provision of reliable and affordable energy. We believe the transition is a journey – not a moment in time – for companies, sectors and countries. Governments' policies or regulations to affect sudden change are therefore likely to undermine growth and decrease investor confidence. A 'one size fits all approach' to the transition ignores the economic, social and political reality facing different sectors in different regions. We need a more pragmatic, flexible approach. Therefore we consider the financial sector should be considered as an enabler of the transition, but not as the solution, as we cannot substitute the authorities and public bodies in meeting the objectives they have established.
Different governments have differing policies. Clarity on these policies supports investments in the transition. Today, according to IEA, there is still a large gap between the Stated Policies Scenario17 projections and Net Zero Emissions by 2050 Scenario. This gap also exists in Santander's core markets.
Our efforts to pursue our alignment targets also involve engaging with public bodies whose policy decisions and actions are critical if companies - including banks like Santander - are to make progress towards net zero carbon by 2050. If policies (or the lack of them) remain as they are today, a significant gap will persist between net zero scenario pathways and what will actually happen.
We also monitor technological, economic and geopolitical factors that bear on transition, including the energy security and the variability of approaches in different markets.
When assessing risks and opportunities our decisions are informed by markets, our stakeholders, and in accordance with local law and regulation. Our climate targets aim to help our customers meet their transition goals while keeping a robust and competitive business model that supports economic growth and energy security. Target setting also reflects constraints and limitations faced in different jurisdictions and sectors. The transition must be just and orderly.
Our ambition is also supported by alignment targets and portfolios under monitoring. With them we monitor the most crucial part of each sector’s value chain, focusing on those that are most emissions-intensive, actionable and where progress can be measured, also considering the availability of quality data and market practices.
We prioritize engagement and assess each case individually from a long-term perspective. This includes evaluating financing needs across all sectors without applying blanket exclusions or refusing credit or other services solely based on climate sector classification, instead we consider credible transition plans and the context of each customer's operating environment.
We are monitoring the materiality of the capital markets emissions (facilitated emissions) for the bank, and for the moment we consider them not material, due to low exposure.
Our focus is on the areas most material to Santander. Sectors like cement, shipping, aluminium are still deemed non-material due to low exposure or strong dependence on policy and technological developments.
We use external data and models from third parties with recognized market reputation and expertise. Finally, we rely on financial and non-financial information from our customers.
Though the non-financial information required is becoming more available as more companies begin to report GHG emissions, it still falls short in certain sectors and regions. And, where available, it might not be the most suitable or accurate. In many cases, data is only available with a significant time lag. If no emissions data exist, we estimate them based on proxies (average emissions by industry, country, etc.). Once we obtain our customers' total emissions, we apply our attribution factor in line with the PCAF approach to determine Santander’s financed emissions.
Emissions accounting and science-based alignment target methodologies are still relatively new areas that are improving. More methodologies need to be developed to inform decisions and actions.
Putting our vision into practice
We are introducing target ranges applying a weighted average of the regional scenarios from the IEA to reflect our footprint. These ranges are based on regional IEA NZE2050 and Announced Pledges scenarios (APS), which, at present, is 1.7ºC. They also facilitate incorporating different transition speeds and regulatory frameworks, as well as to follow the latest science and policy developments.
In the oil & gas sector, we have also evolved our methodology by moving from absolute financed emissions to two intensity-based metrics: (i) an alignment target for operational emission intensity (scope 1+2), and (ii) monitoring of the primary energy mix, which reflects the carbon intensity of our global energy supply portfolio. This approach recognizes the role of producers in reducing operational emissions while acknowledging that fossil fuel consumption is primarily driven by demand-side dynamics —such as electrification of transport, heating and industrial processes, where we already have targets in the relevant sectors for Santander.
Overall, these updates help guide what we do, so that our actions reflect the realities of the markets and economies in which we operate. We will continue to review our targets annually, integrating the latest science, regulation, and technological advances, so that our strategy remains both ambitious and credible in supporting a just and orderly transition.
17 The Stated Policies Scenario is designed to provide a sense of the prevailing direction of energy system progression, based on a detailed review of the current policy landscape.
Annual report 2025    56

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Alignment targetsA
Sector	Scenario	Metric	Baseline year	2022	2023	2024	2030 targets	Scope of emissions	Value chain in scope
Power generation	NZE2050 - APS B	kgCO2e/MWh	2023		149	88	102 - 124 (-32-17%)	1	Upstream / Generation	}	Midstream / Distribution	}	Downstream / End product
Oil & gas		tCO2e/TJ	2023		3.08	3.15	2.31 - 3.03 (-25-2%)	1 + 2	Integrated / Diversified
									Upstream / Extraction	}	Midstream / Distribution	}	Downstream / Trading
Steel		tCO2e/tS	2023		1.47	1.51	1.17-1.28 (-20-13%)	1 + 2	Upstream / Materials extraction	}	Manufacturing	}	Downstream / End product
Auto manufacturing		gCO2/vkm	2023		135	128	80 - 98 (-41-27%)	3C	Upstream / Suppliers-Materials }	Midstream / Manufacturing	}	Midstream / Dealers	}
Auto lending Europe D		gCO2e/vkm	2022	137	133	129	70-109 (-49-21%)	1 + 2					Downstream / End-users
Thermal coal	Phase-out targets to eliminate exposure by 2030 to power generation customers with a revenue dependency on coal of over 10% and thermal coal mining.
Details on targets' scope are available in the following pages.

Monitoring of other portfolios
Sector	Metric	2023	2024	Scope of emissions	Value chain in scope
Primary energy mix	tCO2e/TJ	45.1	42.0	3C	Upstream / Generation		Midstream / Distribution		Downstream/End Product
Aviation	gCO2e/RPK	83	78	1	Upstream / Suppliers	}	Midstream / Construction	}	Downstream / Airliners
Commercial Real Estate E	kgCO₂e/m²	22.89	26.14	1 + 2	Upstream / Suppliers	}	Midstream / Construction	}	Downstream / Owners
Mortgages F	kgCO₂e/m²	21.06	19.00	1 + 2	Upstream / Suppliers	}	Midstream / Construction	}	Downstream / Homeowners
Agriculture G	mtCO2e	8.41	7.12	1 + 2	Upstream / Suppliers	}	Midstream / On Farm	}	Downstream / End product
Details on our progress on alignment available in the following pages.

Part of the sector value chain in-scope, due emissions materiality and/or actionability	Part of the sector value chain out of scope
A. The efforts to meet these targets are in accordance with local law and regulation.
B. NZE2050: Net Zero Emissions by 2050 Scenario. APS: Announced Pledges Scenario. 2024 publication except oil & gas 2023.
C. Use of sold products.
D. Consumer lending for acquisition of passenger cars, covering a significant majority of the exposure in Europe.
E. Financed emissions of the UK, Spain and Portugal CRE portfolios. 2023 data does not include Portugal.
F. Financed emissions of the UK, Spain and Portugal mortgage portfolios. 2023 data does not include Portugal.
G. Financed emissions of part of the Brazil agriculture portfolio. From 2024 onwards, and in line with materiality criteria, the calculation includes only soy, corn and beef cattle. The 2023 figure was recalculated to ensure comparability.

For more details on our alignment targets, see note SN 4. 'Our transition plan'.
Implementation strategy
CIB implementation strategy entails several actions to support our customers in their climate objectives and to achieve our alignment targets. These actions include an assessment of our customers’ transition plans, customer engagement, segmenting customers based on a climate tiering approach, and dedicated portfolio steering governance. We also collect additional data to supplement the risk analysis process; and conduct E&S risk management policy reviews. Given our actions relate directly to our customers’ activity, it is not practical to make quantitative estimates of how each action contributes to achieving our targets. All actions described below cover the CIB business globally.
Customer climate tiering
A key element of our implementation strategy is the customer climate tiering approach, which we align with local government laws and policies. The outcome of this tiering approach is an assessment of our customers’ current and expected progress to align with our climate sector objectives. Over the last few years, we have implemented this approach for all sectors with alignment targets (automotive manufacturing, power, oil & gas and steel) and adapted it where necessary to account for sector differences. We review the climate tiering assessment for each sector every year to reflect our customers’ progress.
Our approach aims to facilitate the achievement of our alignment targets and to develop a strong understanding of our customers’ transition strategies towards low-carbon business models. We take a business approach and do not apply any individual customer exclusions solely based on customer climate tiering. This framework is supported by governance processes, involving various internal stakeholders, such as front office teams, risk functions, and senior management to guide the potential portfolio
Annual report 2025    57

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
steering actions (for more details, see the Portfolio Steering section below). It is structured around four main iterative steps: Collect, Assess, Engage and Review. We have used several internationally recognized references as inputs and adapted them to our requirements and objectives.
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
We collect and update this information both at the customer onboarding stage, and as part of the regular business and risk assessment review with each customer, which we perform at least once a year.
Assess: Our assessment consists of a two-step approach designed to categorize our customers according to their emissions pathway and perceived quality of their transition strategy.
The first step involves assessing how our customers’ emissions trajectory aligns with our current sectoral portfolio baseline and portfolio targets. The second step assesses the quality of each customer’s transition plan. Our transition plan assessment methodology focuses on four pillars:
1.Targets pillar: This focuses on the quality and ambition of the customer’s quantitative GHG emissions targets. Where possible, we assess both short- and long-term, as well as absolute and intensity reduction targets.
2.Action plan pillar: This considers the credibility of the customer’s implementation strategy to achieve its alignment targets. We assess the business strategic integration of climate change risks and opportunities; the existence of climate scenario planning; planned CAPEX for climate solutions; and time-bound action plans to achieve targets.
3.Disclosure pillar: This focuses on the transparency of reporting on historical emissions performance across all relevant scopes, the level of assurance, and the degree of reporting alignment with leading reporting frameworks such as TCFD.
4.Governance pillar: This considers the level of management oversight and governance of the customer’s transition strategy. We assess the level of seniority of executives accountable for climate strategy, and board committee oversight of climate change issues.
Our transition plan assessment methodology includes higher weightings for assessment criteria deemed to be critical to credible transition plans, compared to lower weightings for those that are considered supporting criteria. The more highly weighted criteria are designed to prioritize focus areas for customer engagement.
Ultimately, our customer climate tiering system comprises four categories (Leader, Strong, Moderate and Weak).

Two step tiering system

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
Senior experts from our ESCC, Portfolio Alignment and Sustainability Solutions teams delivered internally-organized briefings to sector- specific relationship managers and ESCC analysts. These focused on gathering information to complete the transition plan quality assessment (the second step in our customer climate tiering system).
Expert resources from our global Sustainability Solutions team are made available for further education and advice on customers' transition plans assessment.
Annual report 2025    58

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Engage with customers: Our customer climate tiering system seeks to facilitate tailored transition dialogue to help lower-tiered customers move up to higher tiers over time, consistent with their transition or business strategies.
In 2025, we continued to focus our customer engagement efforts on lower-tiered customers. We use internal transition assessment dashboards for relationship managers, designed to help identify of customer-level priority areas, industry benchmarking, and opportunities to support our customers in financing their transition. Of all the customers that are in scope of our targets, approximately two-thirds included sustainability-related discussions in 2025.
Review: Our relationship managers perform the customer transition plan assessment in cooperation with ESCC risk analysts. Our Sustainability Solutions and Portfolio Alignment teams then carry out portfolio level reviews to determine final tierings. This portfolio level review is important to help identify key trends and challenges in each sector, as well as for future transition plan assessment methodology improvements.
We completed initial assessments for both steps for all sectors where targets have been set. Subsequently, we reviewed and enhanced transition plan quality assessments, drawing on updated reference methodologies and sector-specific research. This led to improved guidance and a more focused set of questions that include sector-specific questions to assess transition plan quality.
The figure below shows the breakdown of our climate tiering system output for all entities in scope of our original sector targets, by sum of drawn exposures as of the end of 2025. See sections below for further details on each sector’s portfolio composition and evolution.

Climate tiering aggregated for the sectors for which we had set targetsA
A. Based on 2025 year-end drawn exposure, according to portfolio alignment methodology, and including project finance, both in operation and under construction.
Among our corporate customers with drawn exposure and a transition plan assessed in 2025, around two-thirds have set quantitative emissions-reduction targets for sector-material GHG scopes. These companies’ targets cover both the 2030–2039 period and longer-term ambitions towards 2040–2050. The same proportion have established absolute reduction targets.
Approximately four-fifths have adopted time-bound action plans to align their business with a low-carbon pathway, while a similar share conduct climate-scenario analysis and have implemented the TCFD recommendations.
Over half report or commit to align future CAPEX with low-carbon solutions. More than four-fifths have obtained third-party verification of their scope 1 and 2 emissions and have assigned board- or management-level responsibility for climate oversight.
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
Our risk appetite and lending policies are important tools for monitoring and steering the portfolio towards our financed emissions targets. Our customer climate tiering assessment informs our risk appetite for each sector where targets have been set. We comply with fair access laws and policies where they are applicable.
In addition, Santander’s E&S risk management policy sets out the criteria for providing financial products to customers involved in several of the sectors within the scope of our financed emissions targets. For all sectors with alignment targets, we’re embedding customer climate tiering and engagement considerations in annual credit risk reviews. For one-off transactions (e.g. project finance), we assess a transaction’s impact on financed emissions targets for the relevant sector portfolio.

Contributing to integrity in transition finance

We contribute to furthering industry knowledge of transition finance as an enabler towards net zero. As part of our long-standing support for education, employability and entrepreneurship, we have collaborated with the University of Oxford, funding the development of the Transition Finance Centre of Excellence for the last three years. This centre aims to play a prominent role in defining aspects of transition finance, such as best practice sectoral transition plans and new tools and insight for practitioners.
Research has focused on multiple angles of transition finance, including developing a deeper understanding of assessing companies’ transition plans in emission-intensive sectors,

exploring external dependencies in corporate transition plans and assessing transition plans with more granular asset-based approaches as well as equity principles. Research has also included corporate net zero transition plan implications for loan pricing, the development of tools to assess sustainability-linked bond pricing, and other topics such as the economics of critical minerals and climate transition policy.
For more details about this collaboration and published research outputs, please see smithschool.ox.ac.uk.

Annual report 2025    59

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2.4.1 Aligning our portfolios18
Power generation19
Sector boundaries: For the power generation sector, we assess the upstream/generation business in the value chain. Our portfolio includes both corporate customers and project finance transactions.
Industry dynamics: The demand for electricity is expected to grow significantly in the coming years, driven by the electrification of sectors such as transportation and buildings, the increase in AI and corresponding data centres, and other factors.
The power‑generation sector is adding low-carbon production capacity to cope with the increased demand and to replace fossil-fuel power generation. The integration of renewables, energy‑storage and grid flexibility is a key challenge.
The IEA estimates that to meet the Paris objectives, investment in energy will need to increase from USD 3.3 trillion today to around USD 4.8 trillion per year over the next decade, with most of the increase flowing to clean energy, while fossil investment declines in relative terms.
Portfolio composition: The exposure to project finance (both in operation and under construction) outweighs the exposure to corporate customers. Within the corporate portfolio, around 85% of the portfolio is classified as tier 1 and 2 customers, typically leading power companies with existing or strong objectives to renewables. We observe clear regional differences in climate tiering (with Europe being the leader), while many emerging market entities are still developing and disclosing their transition plans.

Power generation portfolio distributionA
A. Based on 2025 year-end drawn exposure, according to portfolio alignment methodology, and including corporates and project finance, both in operation and under construction.
Portfolio evolution: 2024 saw a significant decrease in the portfolio's overall emission intensity, driven by a reduction in exposure to high-carbon intensity assets and an increase in the volume of project finance assets still under construction. Supporting our customers in their alignment journey implies investing in both renewable technologies and transition technologies, which may still lead to temporary increases in physical emission intensity in the future.

Financed emissions and exposure metrics in power generation
Sector	Year	Exposure (drawn amount billion euros)A	Absolute emissions (MtCO2e)	Physical emissions intensity (kgCO2e/MWh)	Financial emissions intensity (MtCO2e/ EUR bn lent)	PCAF score	2030 target (kgCO2e/MWh)	Reference Scenario
Power	2023	12.79	3.88	149	0.30	2.74	102 - 124	IEA NZE2050 - APS (2024)
	2024	12.16	2.07	88	0.17	2.72
A. It includes Corporates and Project Finance in operation and under construction.
18 The efforts to meet these targets are in accordance with local law and regulation.
19 For the power sector, we source emissions and production data from GlobalData, the Transition Pathway Initiative (TPI), S&P Trucost, and client disclosures. For all sectors, we gather financial data from Capital IQ and customers’ official reports. Where data is unavailable, we apply a proxy.
Annual report 2025    60

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Oil & gas20
Sector boundaries: For the oil & gas sector, we assess upstream companies, as well as integrated companies that undertake their own upstream oil & gas production. We assess physical emission intensity for operational emissions in scope 1 and 2. For scope 3 emissions see Primary Energy Mix on section 2.4.2 'Monitoring of other portfolios'.
Industry dynamics: Operational emissions from oil & gas upstream activities are a material share of global GHG emissions, estimated at 5 Gt CO2e by the IEA. The most important levers to reduce emissions are the electrification of facilities, methane‑flaring elimination, and carbon capture, utilisation and storage deployment. In this sense, 55 national and international oil companies have signed the Oil & Gas Decarbonization Charter with the ambition to reach net-zero operational emissions by or before 2050.
Portfolio composition: This portfolio comprises geographically diverse companies. The climate tiering for this sector follows the same methodology as all other sectors (see description above), applying 2030 published commitments from oil & gas companies to assess step 1.
Portfolio evolution: The physical emission intensity of our portfolio increased slightly in 2024, rising from 3.08 tCO2/TJ in 2023 to 3.15 tCO2/TJ. This was primarily due to an increase in the share of exposure in tiers 3 and 4, while individual companies' emission intensities have reduced.

Financed emissions and exposure metrics in oil & gas
Sector	Year	Exposure (drawn amount billion euros)	Absolute emissions (MtCO2e)	Physical emissions intensity (tCO2e/TJ)	Financial emissions intensity (MtCO2e/ EUR bn lent)	PCAF score	2030 target (tCO2e/TJ)	Reference Scenario
Oil & gas	2023	5.84	0.75	3.08	0.13	3.04	2.31 - 3.03	IEA NZE2050 - APS (2023)
	2024	5.44	0.71	3.15	0.13	3.04

Steel21
Sector boundaries: For the steel sector, we assess companies that attribute over 10% of their revenue to steel production.
Industry dynamics: The main alignment levers for the steel industry are: shifting to low-carbon energy sources, (e.g. renewable energy or hydrogen), technological improvements (e.g. electric-arc-furnaces (EAF), carbon capture), and material efficiency and recycling. According to the 2025 report by Global Energy Monitor, EAF-based steelmaking capacity has grown by nearly 11% since 2020, and half of all steelmaking capacity currently under development plans to use EAF.
Portfolio composition: The availability of reliable data has improved since previous reports. We take a conservative approach by assigning all customers with insufficient data to the lowest climate tier. This small, concentrated portfolio is sensitive to changes in composition, which have a noticeable impact on the overall emission intensity.
Portfolio evolution: The physical emission intensity of our portfolio increased in 2024, rising from 1.47 tCO2e/TS in 2023 to 1.51 tCO2e/TS. This increase was due to a change in the composition of the portfolio, as some repayments were observed in customers with low emissions profiles.

Financed emissions and exposure metrics in steel
Sector	Year	Exposure (drawn amount billion euros)	Absolute emissions (MtCO2e)	Physical emissions intensity (tCO2e/tS)	Financial emissions intensity (MtCO2e/ EUR bn lent)	PCAF score	2030 target (tCO2e/tS)	Reference Scenario
Steel	2023	1.73	1.59	1.47	0.92	3.11	1.17-1.28	IEA NZE2050 - APS (2024)
	2024	1.47	1.36	1.51	0.92	3.04

Automotive sector
According to the IEA, road transport accounts for over 15% of global energy-related emissions. The switch from internal- combustion engines (ICE) to electric vehicles (EV) and plug-in hybrid electric vehicles (PHEV) is the most important alignment lever for this sector.
We are supporting our auto-manufacturer customers in the adaptation of their business models and product offering towards
EVs and PHEVs. As a leading auto end-user lender in Europe, we are also helping our retail customers finance purchases of an increasing number of EVs and PHEVs.
We aim to align our global auto manufacturing and European auto lending loan portfolios, with a 2030 target-range and a 2030 target, respectively. Our approach is heavily dependent on
20 For the Oil & Gas sector, we source emissions and production data from Wood Mackenzie.
21 For the steel sector, we source emissions and production data from CDP, Transition Pathway Initiative (TPI), Asset Impact and client disclosures.
Annual report 2025    61

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
supportive public policy frameworks that stimulate consumer demand.
Progress on both automotive sector portfolio targets will depend on several external factors such as:
Regulation and policy: Public measures and policies play a pivotal role. For example, meeting the timelines set for reducing the fleet wide emissions in the EU would support this shift, as would the introduction of low-emission zones. Likewise, continued adoption of EV purchase subsidies has proven important for increasing market penetration, as demonstrated in the Nordic countries.

Technology: A guaranteed supply of the required materials to produce EVs and PHEVs at scale is needed to match demand. Also, reducing EV and PHEV production costs is required to ensure affordability in comparison with ICEs, and thus ensure a just transition.
Infrastructure: Reaching a high penetration of EVs and PHEVs will require a deep transformation of supply chains and the infrastructure that powers them (increasing the number of charging points and their performance) to shift from a model of predominantly ICE cars to an EV and PHEV majority. The investment needed for this infrastructure will require support from governments and other actors, which could be affected by conflicting interests such as energy security.
OEMs commitments: For electric vehicles to become the market’s number one engine type, manufacturers must fulfil their commitments regarding their development and the phasing out of combustion engines.
Auto manufacturing22
Sector boundaries: Within the automotive sector, CIB focuses on the manufacturing of passenger cars, i.e. on Original Equipment Manufacturers (OEMs). The target metric is scope 3 GHG emissions from OEMs, measured by the average CO2 intensity per vkm of the fleet sold in the given year.
Industry dynamics: The switch from ICE to EV and PHEV is the most important alignment lever for this sector. The uptake of these technologies depends on multiple external factors.
Portfolio composition: The portfolio consists of large globally active auto manufacturers plus some pure EV players. Aside from these pure EV manufacturers, the carbon intensities of the OEMs’ fleets are within a relatively narrow band compared to other industries.
Portfolio evolution: Emissions intensity improved from 135 gCO2/vkm in 2023 to 128 gCO₂/vkm in 2024, mainly due to the change in the composition of the portfolio, though we also observe an overall average reduction in the emissions intensity of our customers during this period.

Financed emissions and exposure metrics in the automotive sector
Sector	Year	Exposure (drawn amount billion euros)	Absolute emissions	Physical emissions intensity	Financial emissions intensity	PCAF score	2030 target	Reference Scenario
Auto manufacturing	2023	3.77	2.56 MtCO₂	135 gCO₂/vkm	0.68 MtCO₂/EUR bn lent	3.0	80 - 98 gCO2/vkm	IEA NZE2050 - APS (2024)
	2024	3.65	2.15 MtCO₂	128 gCO₂/vkm	0.59 MtCO₂/EUR bn lent	3.0
Auto lending Europe	2023	62.40	6.78 MtCO₂e	133 gCO₂e/vkm	0.11 MtCO₂e/EUR bn lent	2.7	70 - 109 gCO2e/vkm
	2024	66.27	6.42 MtCO₂e	129 gCO₂e/vkm	0.09 MtCO₂e/EUR bn lent	2.7
Auto lending in Europe
Industry dynamics: The alignment of this sector in Europe is driven by regulation and is particularly influenced by the emission-reduction targets imposed by the European Union.
However, the pace of alignment will depend on external factors, such as government action (for example, subsidies for electric or low-emission vehicles, the development of charging infrastructure, automakers’ commercial targets, etc.).
Portfolio evolution: 2024 emissions were 6% below the higher end of the target curve. SCF monitors key emissions-related metrics every quarter (total emissions, emissions intensity, auto lending portfolio exposure, PCAF score, etc.).
It also runs these business-related actions to support the alignment of the auto lending portfolio:
•Enter into new agreements and build on existing agreements with electric vehicle manufacturers.
•Renew and build on existing agreements with traditional manufacturers that have credible transition plans.
•Offer additional bundles of financial products and solutions for electric vehicles (e.g. installation and financing of home chargers, solar panels, etc.).
•Implement new risk management methodologies and schemes for electric vehicles to broaden the range of residual value risk products and support the sale of electric vehicles under our agreements with manufacturers.
•Work on loyalty programmes alongside electric car manufacturers to guarantee multiple cycles of vehicle use and help extend their useful life through preventive maintenance programmes, warranty extensions or quality seals that give confidence to users purchasing a used vehicle and contribute to reducing waste.
The success of these actions depends entirely on shifts in electric vehicle supply, demand and regulation; manufacturers’ transition plans; and such other external factors as technology, infrastructure, government incentives and tariffs on electric vehicles. SCF aims to follow general market trends and help finance electric vehicles according to the transition to this vehicle type.
SCF is working on automating emissions calculations through several technology-based tools. All such tools will align with host country laws, regulations, and policies. The Sustainability, business, ESG risk and reporting and other teams are monitoring
22 For the auto manufacturing sector, we source emissions and production data from JATO, Asset Impact and client disclosures.
Annual report 2025    62

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
action plans and emissions performance, while commercial teams are performing actions to support alignment plans. Estimating the present and future resources needed to carry out our action plan is no easy task given the organizational complexity and scope of targets (13 countries, 16 units and many areas involved).

Thermal coal phase-out
Sector boundaries: For the thermal coal target, we assess customers for whom coal fired power generation represents directly more than 10% of revenues on a consolidated basis; and customers that own thermal-coal mines worldwide. Please refer to the Santander E&S risk management policy in section 3.2.3 'Management of environmental and social aspects' for more details.
Industry dynamics: Power utilities can reduce their usage of thermal coal power plants by replacing them with other technologies, e.g. combined cycle gas turbine or renewables. Thermal coal miners can either responsibly divest their mine or run down their mining activity, eventually closing the mine sustainably.
Portfolio composition: Most of our customers in this group already have plans in place to comply with our policy in 2030.

Exposure in thermal coal-related power & mining
Year	Exposure (drawn amount billion euros)
2023	4.4
2024	4.2
2025	2.3 [23]
Portfolio evolution: We have been continuously reducing our exposure to thermal coal customers in scope of our target. Many of our customers will need financing to transition away from coal. Transition finance support to these entities may, therefore, temporarily increase before declining over the longer term as we aim to achieve our targets.
2.4.2 Monitoring of other portfolios
In addition to alignment targets, we monitor other climate-relevant portfolios, which include commercial real estate (CRE) and mortgages in the UK, Spain and, starting this year, Portugal; agriculture in Brazil; and the aviation and primary energy mix sectors. We selected these sectors portfolios based on their portfolio alignment materiality, as well as their dependence on regulation to align, and their consumption dynamics, both at Group and country level as part of our sector climate approach.
The objective of our assessments is to gain a better understanding of these portfolios’ climate profile, support our customers' transition, and measure progress over time. The exercise includes setting a baseline for financed emissions, analysing dependencies and internal and external alignment levers (such as market shifts and regulatory developments), outlining the governance continuous monitoring, improve data quality and identify commercial opportunities to support customers in their transition.

For more details on our monitoring portfolios, see note SN 4. 'Our transition plan'.
Primary energy mix24
The world needs energy while reducing the carbon intensity of the energy it consumes. Moving towards low-carbon energy sources like renewable power generation, nuclear or hydro is the key driver. While this transition is essential, our ability to manage the underlying metric is constrained by external dependencies such as regulatory frameworks, policy developments and changes in customer behavior.
Within this context, we assess the physical emission intensity of global scope 3 emissions from our financing of the different primary energy sources: oil & gas upstream activities, thermal coal mining and low-carbon power generation such as nuclear power, hydro, and renewables. The transition dynamics in these sectors are predominantly driven by demand-side shifts—for instance, the switch from ICE to EV in the auto sector, from fossil-based power generation to renewables or from gas boilers to heat pumps in buildings.
Our portfolio reflects these broader market trends. Its composition is shaped mainly by exposure to oil & gas production and to renewable energy generation, while the share of thermal coal production remains significantly smaller and less material. The total exposure decreased from 18.34 EUR bn in 2023 to 17.12 EUR bn in 2024. As these components evolve, so does the physical emission intensity of our primary energy mix. In 2024, this intensity decreased to 42.0 tCO₂e/TJ from 45.1 tCO₂e/TJ in 2023, driven primarily by a reduction in thermal coal exposure and an increase in the relative weight of renewable power and gas.
Aviation25
Exposure to aviation has reduced markedly from its peak in 2020, reaching in 2024 0.53 EUR bn, compared to 0.70 EUR bn in 2023. It now constitutes a small and highly concentrated set of long-term asset-backed financing deals. This structure strongly limits the possibility to actively manage the portfolio towards a target. As anticipated in previous sections, and consistent with our portfolio alignment materiality, aviation therefore moves from an alignment target to monitoring. This decision follows our annual portfolio alignment materiality assessment, which is based on dynamic criteria including financed emissions, exposure, portfolio management capacity and strategic relevance. Given the sector’s evolving materiality and its strong dependency on external policy and technology developments, monitoring now provides a more appropriate management approach.
23 The exposure in Santander Polska in 2025 is EUR 0.5 billion.
24 For Energy Mix, we source emissions and production data from Wood Mackenzie, GlobalData, Transition Pathway Initiative (TPI), S&P Trucost, Asset Impact, and client disclosures.
25 For the aviation sector, we source emissions and production data from IBA and client disclosures.
Annual report 2025    63

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
In the aviation sector, we focus on commercial passenger airlines, covering both general purpose lending and aircraft-specific financing. For dedicated purpose lending, we assess each transaction at the individual aircraft level. This scope reflects the structure of our exposure and aligns with the boundaries defined for this sector in our broader transition strategy.
Recent years have brought increasing concerns about the sector’s ability to meet its current 2030 targets, a trend now reflected in the IEA’s updated Net Zero by 2050 Scenario. The expectation on emissions reductions in the sector has weakened due to the observed trends for sustainable aviation fuel– high costs and availability issues - as well as the slow adoption of efficiency measures such as fleet renewal or use of lighter materials. These industry dynamics underline the sector’s heavy dependence on policy support and technological breakthroughs.
The emission intensity of our aviation portfolio continued to improve, decreasing from 83 gCO₂e/RPK in 2023 to 78 gCO₂e/RPK. However, the pace of alignment and the levers available to financial institutions remain highly contingent on the sector’s technological and regulatory trajectory.
Agriculture in Brazil
Brazil’s agriculture sector accounts for a significant percentage of its gross domestic product (GDP). Robust measurement of financed emissions in this sector is challenging because agriculture spans a long, complex value chain with multiple sources, types and volumes of GHG emissions. Emission profiles vary by commodity, farming practice, geography, productivity, and other factors. Since 2022, we have worked with WayCarbon to estimate our financed emissions in agribusiness using methodologies aligned with widely used standards — PCAF and the GHG Protocol Agriculture Guidance — and adapted them to the situation in Brazil using data from Brazil’s Fourth National GHG Inventory. Estimations focus on retail credit exposures that support primary production and cover scope 1 and 2 emissions, as well as emissions related to land-use change (LUC), where we perform farm-by-farm assessments that consider georeferenced farm polygons available in Brazil’s Rural Environmental Registry (Cadastro Ambiental Rural) and draw on 20-year historical data as by GHG Protocol. These sources are characteristic of agriculture and represent a material share of emissions across the agribusiness value chain.
Our initial estimation covered over 20 commodities. As the methodology evolved, a subsector materiality assessment aligned with UNEP FI guidance and PCAF criteria led us to prioritise beef cattle, soy and corn, which account for most financed emissions and financial exposure.
For comparability, the 2023 results were recalculated to reflect the updated portfolio coverage used in the 2024 assessment. Santander Brasil’s credit exposure to farms engaged in primary production of soy, corn, and beef cattle amounted to EUR 2.46 billion in 2024. We estimate financed emissions from this portfolio total 7.12 million tCO₂e/year, compared to 8.41 million in 2023, representing a reduction of approximately 28%. This decrease mainly reflects a shift in portfolio composition toward a higher share of soy cultivation.
Regarding the emissions breakdown for 2024, we estimate 75.7% from land management (vs. 78.4% in 2023), 24.0% from land-use change (LUC) (vs. 21.4% in 2023), and less than 1% from energy consumption, a proportion that remained stable. Accordingly, there was a decline in the share of land-management-related emissions and an increase in the share associated with LUC relative to 2023. The reduction in absolute financed emissions occurred because the decline in land-management emissions was proportionally larger, influenced primarily by lower exposure to higher-emitting activities, especially beef cattle. These developments occurred organically and may evolve over time, affecting the distribution of emissions across categories. In 2024 data, the PCAF data-quality score for soy, corn, and beef-cattle operations remained at 3.00.
In Brazil, land-use change — especially linked to illegal deforestation — accounts for nearly half of nationwide emissions. Against this backdrop, we have implemented safeguards to prevent our lending from being linked to illicit practices and made it our primary alignment lever. Since 2019, before granting loans we verify land ownership or lease status and operate a satellite-based monitoring system that tracks all financed or collateral properties throughout the life of the facility, monitoring early indicators of illegal deforestation prior to official embargoes. Upon a confirmed breach of environmental law, we may exercise contractual rights to accelerate repayment and implement further actions to prevent our portfolio from being associated with illegal deforestation.

For more details on our monitoring practices to avoid financing illegal deforestation, see Risk Management – Farmers and ranchers
Though we have identified additional alignment levers — such as pasture restoration, intensification of livestock systems, integrated production systems and genetic improvement —, broader adoption depends on farmer incentives and public policy support. Practices that improve productivity and profitability (such as no-till farming) are already widely adopted in the field and have strong potential for further scale-up.
Santander has not set alignment targets for agricultural commodities due to structural dependencies: (1) Data and method fragmentation — limited farm-level data, no farmer-level GHG measurement, absence of a measurement, reporting and verification (MRV) standard, and no agreed accounting for agricultural carbon removals; (2) Portfolio dynamics — annual turnover involving over 50% of financed farms and financial operations, combined with seasonal, short-tenor lending, which undermine multi-year predictability.; and (3) Regulatory and economic landscape — earmarking for low-carbon credit lines under public financing remains limited, and regulatory instruments are still fragmented. The Emissions Trading System does not yet cover primary agricultural production due to the same data and methodological limitations. The National Mitigation Plan for Agriculture and Livestock is at an early stage of implementation, with scope to further specify data sets, targets and delivery mechanisms.
Meanwhile, we are contributing to key enablers to accelerate the transition toward low-carbon agriculture, including:
•actively contributing to, and participating in, federal government programmes aimed at financing land restoration and sustainable production systems, such as Eco Invest II, while supporting customers to build a low-carbon agriculture future through green finance solutions and innovative financial transactions;
•working with local and international partners to foster agricultural data availability and methodologies, develop
Annual report 2025    64

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
commodity-specific emission pathways, and engage in the development of Brazil’s national mitigation plan for agriculture and livestock; and
•offering tailored financial solutions across the agribusiness chain to support the transition to a low-carbon economy and sustainable growth.
Commercial real estate and mortgages in Spain, UK and Portugal
In 2025, we continued to make headway with our CRE and mortgage portfolio alignment analysis in our core markets where enough information is available: Portugal, Spain and the UK.
These sectors are highly dependent on regulatory measures (particularly regarding renovation), energy regulation, the availability of energy performance certificates (EPC), and volatile data estimates. Over half of this sector's emissions come from scope 2. This reaffirms dependence on the alignment of the electricity mix, which consumers in the real estate sector have little influence over. The alignment of these portfolios largely hinges on developments in public policy, such as progress in achieving government plans, including the roll-out of renewable energy in the domestic energy mix and consistency between real estate sector alignment plans and national plans.
We use the PCAF methodology in every market, taking the Carbon Risk Real Estate Monitor Initiative emissions factors to calculate financed emissions. We combine actual EPC data with estimates based on internal models, which consider multiple known property characteristics, where necessary, in line with market best practices.
We also continue to run initiatives to enhance data quality; broaden EPC coverage to reduce data volatility; make calculations more automated; and support our customers in boosting the energy efficiency of their assets through financial solutions, partnerships, and technical advisory services.
Spain
Santander España has been monitoring financed emissions in residential mortgages since 2021 and in CRE since 2022. The main challenge continues to be a lack of available data, as 80% of Spain’s properties do not have an EPC and access to actual energy consumption figures is limited, which can skew results.
Since 2020, we have been working to overcome the non-existence of a national EPC register and scarce availability of data by:
•requesting an EPC as part of new loan applications;
•purchasing databases from an external provider with all available registers in Spain; and
•estimating non-existent EPCs using an internal, machine learning model that includes such variables as year of construction, climate zone, building type and property register information.
This enables us to obtain actual or estimate EPCs for the entire real estate portfolio.
As at December 2024, our residential mortgage portfolio, which amounts to EUR 59.37 billion, had an emissions intensity of 21.03 kgCO₂e/m² and a PCAF score of 4.0. Our CRE portfolio, with a scope of EUR 7.18 bn, had an emissions intensity of 21.58 kgCO₂e/m² and a PCAF Score of 4.1.
Local and global governance forums, including the Santander España board of directors, regularly monitor these results.
In Spain, the 2023-2030 Integrated National Energy and Climate Plan, the Long-Term Strategy for Energy Renovation in the Building Sector, and the future National Building Renovation Plan should drive private investment and stimulate demand for energy renovation. Moreover, EPC are currently under review to achieve greater accuracy and harmonization at European level in line with the EU Directive on energy efficiency in buildings.
At Santander España, we work to help our customers align their assets (whether residential or commercial), while advocating for public policy that support this transition. Santander runs an active advocacy agenda with Spain’s Ministry for the Ecological Transition and the Demographic Challenge and Ministry of Housing and Urban Agenda, as well as with European bodies to promote greater access to real data, EPC with progressive updates, a centralized register, and possible financial and non-financial property renovation support instruments to ensure a fair transition.
Santander promotes the energy efficiency of homes under our residential portfolio through:
•special Banking Environment Initiative (BEI) and European Investment Fund (EIF) lines of credit with lower interest rates for the most energy efficient homes;
•consumer loans with special terms and conditions for energy-related renovation that includes the installation of solar panels, heating and cooling systems, insulation and other items;
•state-backed loans for owners associations to renovate entire buildings; and
•an energy efficiency simulator for customers and non-customers to estimate the work required to renovate their home, including projected heating bill savings and emissions avoided.
For our CRE portfolio, which is less granular, we performed these actions individually with customers:
•Agreement with CBRE to advise institutional and commercial customers on aligning and enhancing the energy efficiency of their buildings.
•Assistance and support in managing the energy saving certificate system (CAEs) by entering into agreements with intermediaries, which enables the recovery of part of the investment made in energy efficiency measures.
•Agreements to provide sustainability consulting, including energy analysis and efficiency measures for small businesses to reduce costs, improve competitiveness, and cut emissions.
•In 2025, Santander España began to market the state-backed MRR Verde line of credit to support the green transition with special terms and conditions and to make buildings more energy efficient through renovation.
•EIF InvestUE line of credit, with a maximum guarantee of 70% (80% in the case of just transition or cohesion territories), where one of the eligibility criteria is the renovation or refurbishment of buildings in accordance with energy efficiency standards.
Annual report 2025    65

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•New EIB MidCap line of credit, with a guarantee of 50%, where one of the eligibility criteria is the renovation or refurbishment of buildings in accordance with energy efficiency standards.
United Kingdom
The emissions intensity of the UK mortgage portfolio as at 31 December 2024 was 20.70 kgCO₂e/m², an improvement of 0.16 kgCO₂e/m² vs. the previous year, due to enhanced data coverage and a small improvement in EPC ratings across financed properties. For the commercial real estate portfolio, emissions intensity was 22.00 kgCO₂e/m² , which reveals continued challenges in obtaining complete asset-level EPC data.
The PCAF data quality score was 3.2 for mortgages and 3.9 for commercial real estate, with portfolio coverage of approximately EUR 201.45 billion for mortgages and EUR 10.34 billion for commercial real estate. We remain reliant on proxy data, which the overall PCAF score reflects. Enhancing data quality and automating emissions calculations remain key priorities.
The UK Government plays an essential role in shaping the pace of the green transition. Financial incentives can make retrofitting more affordable for homeowners and encourage wider uptake. We were pleased to see the Government’s Warmer Homes Plan published in January 2026. Going forward, we will continue to support the Government to create the stability and momentum needed to accelerate progress towards a more energy-efficient housing market.
In 2025, we deepened our research into the barriers to retrofitting homes, updated our Tomorrow’s Homes report from 2024, with a new green finance research into energy-efficiency financing opportunities. According to the report, 53% of respondents consider energy efficiency important (up from 37%). Nonetheless, barriers such as a lack of awareness, initial costs and few qualified professionals, remain.
Our pilot projects taught us that partnerships for residential property renovation are viable from a commercial standpoint. Insights from this work are shaping the design of new customer propositions and our approach to public policy engagement in relation to the UK housing transition. In particular, we welcome the increase in funding for the government's Warm Homes Plan and await further details about its launch.
Moreover, we enhanced our internal analysis by integrating new elements on climate change, nature and emissions offsetting, recognizing their importance in supporting long-term resilience and the wider impacts of our business model. This builds on our first assessment of nature and biodiversity dependencies within the mortgage portfolio, which analysed natural capital dependencies and biodiversity impacts across the UK housing market.
To support our Corporate and Commercial Banking customers further, we established a new partnership to provide tailored sustainability tools and expert advice. This initiative enables them to identify and implement cost-effective measures to reduce energy, water and waste consumption, boost operational efficiency, and lower carbon emissions.
Portugal
Santander Portugal has a real estate portfolio coverage of over EUR 23.31 billion in mortgages and EUR 1.27 billion in CRE. Following the methodology indicated above, emissions intensity as at 31
December 2024 was 13.70 kgCO₂e/m² and 48.87 kgCO₂e/m², respectively.
Santander Portugal embeds the elements of the Roadmap for Carbon Neutrality 2050 defined by the Portuguese government into its practices and promotes alignment with Portugal’s climate targets through:
•the alignment of its financed emissions reduction strategy with public policy guidelines, supporting assessment and planning processes;
•climate transition risk assessment, embedding climate and environmental factors into risk management, adopting a risk-based approach and considering these factors throughout the management cycle;
•the offering of products and services that support the transition, promoting investment in renewable energy, energy efficiency and other sustainable measures; and
Santander Portugal is developing sustainable finance solutions to enhance the support provided to customers in reducing their emissions. Our focus goes beyond financing new buildings. Through a range of initiatives, we support homeowners across different EPC ratings in improving their energy performance. We also engage with companies, deepening our understanding and strengthening our capacity to support their transition.
These initiatives are delivered under our sustainable offerings and partnerships and include:
•securitization with the EIB to promote energy-efficient housing in Portugal; with the benefit of a discounted rate;
•European Investment Fund and Banco de Fomento credit lines to support the financing of sustainable investments for SMEs;
•consumer loans with preferential terms and conditions for energy-related renovations, including the installation of solar panels, heating and cooling systems, insulation and other energy efficiency improvements;
•the SIBS ESG Ecosystem, enabling the sharing of ESG-related information between companies and credit institutions to obtain non-financial data supporting risk management; and
•the EIB Green Gateway workshop, in partnership with the European Investment Bank, focused in part on understanding the retrofitting market to help build effective sustainable finance solutions.
2.4.3 Measuring and assessing other portfolios
We are expanding the scope of the portfolios measured to understand and assess the alignment dynamics of each one of these portfolios maintaining our focus on our sectorial climate approach. There is a clear lack of available data to measure financed emissions, especially in retail and commercial segments and in some regions. Some of the information needed to assess the level of emissions and potential alignment of our customers properly is either not being measured or not available for our customers. For instance, energy performance certificates of real estate assets in Latin America and emissions calculated and reported by corporates and, in particular, SMEs, etc. We’re working on reducing these data gaps to measure financed emissions in a
Annual report 2025    66

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
way that can be useful towards steering the alignment of other key climate portfolios and to try to implement alignment levers in our financed portfolios.
2.4.4 Santander Asset Management’s (SAM) alignment strategy and approach
SAM’s climate objective, framed within its fiduciary duty, focuses on identifying, assessing and managing the risks and opportunities arising from climate change and the energy transition. Our strategy is centred on supporting our customers in their transition and alignment processes, taking into account the different jurisdictional frameworks and offering investment solutions aligned with their preferences. To this end, we integrate climate considerations into our investment processes, stewardship activities and risk management, mobilising capital towards an orderly transition and contributing to long-term value creation.
In light of the evolving regulatory and political environment, SAM is updating its approach and internal criteria for company alignment analysis, as well as its scope and roadmap, aiming for a pragmatic and credible approach.
2.4.5 Our environmental footprint
In this section we cover how Santander manages the following IRO:

I+	Contribution to reducing the Group’s scope 1 and 2 greenhouse gas emissions.

Regarding our own operations, we disclose and manage our direct and indirect emissions (scope 1, 2 and 3) since 2011, as well as other climate-relevant metrics such as energy consumption, and the compensation of our scope 1 and scope 2 emissions.
Our strategy to lessen the environmental impact of our operations involves reducing our CO2e emissions and offsetting those we're unable to reduce through credits beyond our value chain; reducing and handling supplies and waste responsibly; and raising employees’ and other stakeholders’ awareness of environmental issues.
We’ve been measuring our environmental footprint since 2001. Since 2011, our energy efficiency and sustainability initiatives have helped us cut our scope 1 and 2 emissions by 88%. We continue to follow the ambition of achieving a 72 % reduction in emissions26 by 2030 from our own operations compared to 2020 on a like-for-like basis and 88% compared to 2011.
These targets are managed with the following levers:

Operational emissions reduction levers 2024-2030
Alignment lever	Scope 1 (tCO2e)	Scope 2 location-based (tCO2e)	Scope 2 market-based (tCO2e)
i. Renewable energy and self-production measures		2,000	9,000
ii. Energy efficiency and consumption reduction measures	1,600	20,000	3,000
iii. Direct emissions reduction measure	600
Total	2,200	22,000	12,000
The balance of projects undertaken in 2024 and 2025 shows a trend that closely aligns with meeting these targets, with the following theoretical emission reductions already achieved or in progress upon publication date of this report:

Estimation of operational emissions reductions in 2024-2025
Alignment lever	Scope 1 (tCO2e)	Scope 2 location-based (tCO2e)	Scope 2 market-based (tCO2e)
i. Renewable energy and self-production measures	0	1,807	7,580
ii. Energy efficiency and consumption reduction measures	1,870	8,492	1,731
iii. Direct emissions reduction measure	2,065	-501 A	88
Total	3,935	9,799	9,399
A.The increase in Scope 2 emissions is due to the replacement of natural gas with electric systems, whose reduction in Scope 1 is even greater, resulting in a net decrease in emissions.
The cumulative execution of these efficiency projects in the first year accounts for total investment of over EUR 33 million in buildings and offices, and external consumption efficiency of 52 GWh of electricity (6% compared to 2024), 1,900 tonnes of natural gas (23% compared to 2024), and 90,000 GJ of district heating, which is widely used in many of Grupo Santander’s central European markets.
In 2025 for the first time, Grupo Santander has achieved 100% renewable electricity in its 10 core markets to meet the target set in 2020, with 2.2% of that energy self-generated in our own buildings (16 GW).
Among the most salient projects completed in 2025 is the installation of over 9 MW of solar capacity at the Santander Group City in Spain, which covers 100% of electricity consumption across its nine office buildings that house some 8,000 employees.
26 Scope 1 reduction ambition vs. 2020: 7% by 2030; scope 2 reduction ambition: 91%. For more details on our targets, see section SN 7.1 'Green transition'.
Annual report 2025    67

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Similarly, another key lever the Group is promoting across its geographies is the progressive reduction of natural gas use in buildings and offices, replacing it with heat pumps, a more efficient and modern technology. Branch networks such as Spain and Argentina will cease using natural gas entirely in the short term.
Other notable environmental projects include the achievement of more ISO 14001 and ISO 50001 certifications. Particularly noteworthy is the achievement, for the first time, of ISO 50001 certification at the offices of Santander Consumer AG in Germany. Countries such as the United Kingdom and Argentina also have part of their networks certified under ISO 50001, including among these branches the Ushuaia office (Argentina), the Group’s southernmost branch. At year-end, 42% of Santander employees were working in buildings certified under environmental standards (ISO, LEED, BREEAM, green certifications).
Scope 3
The assessment we conducted to determine the materiality of indirect GHG emissions (scope 3) found that the only material category under this scope was category 3.15 (financed emissions), with a weighting of 99% of the total.
The supply-chain-related categories listed below are considered material based on their volume, management capacity and, therefore, potential to reduce them (see SN 7 for their emissions data). Our progress in numbers:
•3.1 Purchased goods and services.
•3.2 Capital goods.
•3.4 Upstream transportation and distribution.
•3.6 Business travel.
•3.7 Employee commuting.
•3.9 Downstream transportation and distribution.
2.5 Further actions and enablers
2.5.1 Strategy for engagement with other key stakeholders
While banks are enablers of the transition, they should not be considered its sole drivers.
Favourable conditions must be in place for banks to support their customers’ transition. Our aim is to contribute constructively to the transition debate by providing our expertise and so that policy evolves to support sustainable growth. The overarching regulatory and 'finance-centric' approach to the net zero transition that has been taken to date must be reconsidered; while it should point to the financial sector as an enabler, it cannot be the sole driver of investment towards a low-carbon transition.
Moreover, banks’ support in achieving the transition of high-emitting companies to cleaner production models must be seen as a priority. Though this could mean that our financed emissions increase during transition, it does not indicate misalignment, but rather our commitment to the transition — we’re helping our customers transform; we’re not divesting from them or from the economies we serve.
There is a key opportunity to put in place the appropriate levers to facilitate the global transition. This is the approach that the European Commission has adopted through the Omnibus package, which aims to simplify the regulatory framework to embed a competitiveness objective and make regulation compatible with the sustainability framework. The review of the CSRD, the Corporate Sustainability Due Diligence Directive (CSDDD) and the taxonomy is a clear illustration of how this debate has turned into concrete measures. As Mario Draghi wrote in his report, sustainability objectives need industrial policy that enables their achievement. Reducing complexity and regulatory burden will improve framework implementation and strengthen competitiveness and business growth.
A framework that supports the transition should not demand higher capital requirements linked to ESG risks since Pillar I already considers their impact. Increasing capital requirements would be counter-productive and could jeopardize the transition, especially in emerging economies and sectors that need to transition.

For more details on our strategy for engagement with authorities, supervisors, NGOs, etc. see 1.3 'Stakeholder engagement'.
Partnerships and sector working groups
Partnerships with businesses and governments can help us share best practice and accelerate progress. Grupo Santander takes part in organizations, alliances and working groups. We engage with international and local stakeholders (sector associations, think tanks, universities, peers and others) to make headway with global and company goals, in line with SDG 17 (Partnerships for the goals).
We also engage with leading organizations to enhance banks’ stewardship of climate change and nature, such as World Economic Forum, UNEP FI, Banking Environment Initiative, Partnership for Carbon Accounting Financials (PCAF), TNFD Forum, Energy Efficiency Financing Coalition and Carbon Measures.
Annual report 2025    68

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2.5.2 Governance & policies
Roles, responsibilities, and remuneration
Climate change and transition oversight
The management and oversight bodies described in sustainability note 2 approved our transition plan, as part of this report. Also, the responsible banking, sustainability and cultural committee (RBSCC) reviewed our portfolio alignment targets, which the board of directors then approved. These bodies also receive regular updates on progress with our targets and our climate agenda.
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
In 2025, the sustainability metrics consistent with our objectives for long-term incentives for senior executives for the 2025–27 period were approved at the Annual General Meeting, with a weighting of 20%). 50% of the sustainability scorecard is linked to supporting the transition to a low-carbon economy through green financing raised and facilitated by the Group, including improving climate data, progress on actions to align our portfolios, enhance sustainable product offering to address market needs, further embed climate and environmental risk, and aim to support policy action and market developments.

For more details on the integration of climate-related performance in incentive schemes, see section 1.4 'Sustainability governance'.
Main areas involved in implementing our climate change strategy
In 2025 we continued to embed climate management in business as usual across different areas such as business, risk and sustainability. For instance, CIB has a team that works on portfolio alignment with the relevant governance, while Wealth continued to reinforce and update the working groups and policies that oversee and coordinate its SRI strategy, described in section 3.2.2 'Responsible investment and social finance'. SCF has several working groups that meet monthly to address sustainability projects and matters, and quarterly to review progress with the sustainability agenda.
Beyond these global businesses, numerous local units engage in a process that the Group Sustainability area coordinates. The aim is to make headway with the alignment agenda, promote the sharing of knowledge and expertise, and seek synergy in the design of reliable transition plans. These local units comply with fair access laws and other relevant local laws and regulations.
Other corporate-level initiatives and groups that support governance meet regularly to implement our climate change agenda and report on regulation updates. For instance, our sustainability public policy working group updates on upcoming climate and sustainability regulation; a regulatory radar governance working group meets quarterly to monitor the status of implementation of sustainability regulations; an environmental footprint working group measures our footprint and reviews ways to reduce it; and a sustainable bonds working group oversees the sustainable bonds that the Group and its subsidiaries issue.
Sustainability Reporting & Internal Control
The Internal Control and Finance Execution team, in the Financial Accounting & Management Control division oversees the disclosure, supervision and control of the ESG information the Group uses to meet regulatory requirements and stakeholder expectations. In 2025, the team worked, together with each responsible area, to strengthen the process for gathering information and the governance and control of disclosed information. The emission reduction objectives of our own operations emissions (scopes 1 & 2) have been reviewed in the Group’s Sustainability Reporting Forum.
ESG classification meetings
As part of the assessment and tagging of transactions under sustainability criteria, we hold global and local classification meetings led by the risk function and/or sustainable business. For more details, see 'ESG classification meetings' in section 2.3.2 'Risk management cycle'.
Internal Audit
The internal audit function reviews climate risk, for more details, see note SN 2. 'Sustainability governance'.
Policies and guidance
The Group has different frameworks and policies that establish the principles, processes and responsibilities for managing ESG criteria throughout Santander Group.
The Group establishes ESG policies, procedures and guidelines adapted to local regulations and applied to all units. We systematically review the scope of the policies to adopt ESG standards in accordance with international best practices. The main ones are the E&S risk management policy and the Responsible banking and sustainability policy.

For more details on our ESG governance model see note SN 2. Sustainability governance'.

For more details on our E&S risk management policy, see section 3.2.3 'Management of environmental and social aspects'.
Climate training and skills development
Particularly in climate, we have developed different initiatives to enhance capabilities, beyond the training on sustainability detailed in section 3.3.1 'Talent and skills development'.

Annual report 2025    69

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3. Supporting employees, communities and customers
(Social information)
3.1 Our employees
We attract and retain the best talent by27:
→offering an attractive employee value proposition that offers real opportunities to grow and harness potential; innovative ways of working; projects that inspire; and a shared culture;
→providing optimal conditions that safeguard employee health and well-being, with fair and competitive remuneration and initiatives that allow a better work-life balance; and
→promoting an inclusive and meritocratic culture28 where everyone feels valued.
3.1.1 Talent and skills development
This section outlines how we manage the following IRO:

I+	Promotion of continuous career development and personal growth through learning and development programmes.

For the purpose of this annual report and in line with previous years, Santander defines employees as people who have an employment contract with any of the companies that comprise our consolidated group and whose contract remains in force at the time of publication.29

198,403 employees	Europe 42.2%
North America 20.1%
South America 37.7%
Attracting, managing and developing talent is addressed through initiatives that support employee capabilities and professional growth in line with the Group’s strategic and operational needs.30
i. Attracting talent
Our talent attraction strategy focuses on positioning ourselves as an employer of choice. In 2025, we welcomed 27,872 new employees to the Group.
We launched several automation and artificial intelligence projects as part of our talent attraction and recruiting programmes. They aim to boost operational efficiency and optimize the candidate experience, while reducing human bias and basing pre-screening primarily on skills and career experience.
We also launched new editions of three editions of our Graduates global programmes through which over 330 early-career professionals joined our global businesses: Corporate & Investment Banking, Wealth Management & Insurance, and Retail & Commercial Banking.
These initiatives seek to attract and develop talent globally, highlight the Group’s digital transformation, foster entry into the labour market through internship and first-employment programmes for graduates, and strengthen our employee value proposition.
ii. Talent management
We offer programmes and experiences for our employees’ personal and career development:
•Development programmes adapted to different levels and businesses within the organization.
•Temporary and permanent domestic and international mobility and functional experiences.
•Training based on lifelong learning.
27 For more information on employee dialogue, see section 1.3. 'Stakeholder engagement' and 3.1.4. 'Employee feedback and experience'.
28 For more information about our culture, see section 4.1.' Corporate culture'.
29 The following are not included as Employees: a) Interns; b) Salaried employees on leave or career breaks whose employment contracts are suspended under the respective local employment regulations; c) Non-salaried individuals with temporary employment contracts through an external provider (NACE78) performing similar tasks to in-house staff, who do not receive salaries or benefits paid by Santander, nor self-employed workers; d) Other workers engaged in different tasks within the value chain under service contracts. Additional information on the characteristics and distribution of our employees is provided in the 'Sustainability Notes'.
30 For more information on staff cost that supports our employee strategy, see Note 46.
Annual report 2025    70

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Developing talent potential
Our potential review model enables us to delve deep into the skills, expertise and aspirations of some 110,756 employees. It also means we can draw up career development plans based on each person’s needs.
We developed a leadership profile and a common leadership assessment methodology to foster transformational and collaborative leadership that aligns with our strategy; and to gain deep, objective and comparable knowledge of our executives. This also enables us to support their development and make key decisions for the Group.
Mobility matters
Our global international mobility policy, which the human resources committee approved (by decision of the Group board), is an essential employee development tool, with the objective of contributing to the development of talent in the Group; strengthen succession plans; attract external talent; encourage a global mentality; facilitate international movement to satisfy business needs; and share — in a transparent manner — mobility standards with our workforce.
iii. Learning and development
At Santander, developing our people’s capabilities is key to executing our strategy and accelerating the transformation. Our global learning and development policy establishes the framework governing all our actions in this area. Our goal is to ensure that all employees are future-ready by providing access to high-quality, relevant and personalised learning experiences, while fostering a culture of accountability and continuous learning.
During 2025, our digital learning ecosystem, Dojo, continued to grow at a global level. That year 176,010 employees accessed our global learning systems, with content aligned to their profiles, roles and development needs. Powered by artificial intelligence, Dojo enables each employee to progress at their own pace in developing critical skills, promoting individual growth, and supporting the Group’s strategic priorities.
Against this backdrop during 2025, we placed a special focus on strengthening training in data and artificial intelligence, launching new learning pathways designed for different profiles and areas across the Group. These initiatives combine digital modules, in-person workshops, masterclasses, and experimentation spaces such as hackathons, bringing artificial intelligence applications closer to the day-to-day work of our teams. Through this approach, we promote the responsible use of technology and enable our professionals to develop the capabilities needed to seize the opportunities offered by innovation in the financial sector.
Leadership and agile transformation
We strengthened our leadership development initiatives with tailored experiences for all levels. Elevate, our global platform for leaders, continues to be a space for connection, inspiration and strategic learning.
We launched new experiences aimed at all Group managers, which combine digital learning, peer workshops and even an AI-based coach to help turn feedback into a daily leadership habit.
Moreover, we continued to build agile capabilities through learning pathways, bootcamps and workshops designed to promote new ways of working, facilitate agile decision-making, and foster a culture of continuous improvement across the organization.
Future-ready talent
In 2025, 170,360 employees received training in technology, banking, human and other key skills, which are essential for a sustainable, diverse and high-performing organization. In recognition of these achievements, more than 17,000 employees obtained certificates that formally validate the skills they acquired and open up new professional development opportunities beyond their current roles.
In line with our global learning strategy, we aim to maintain a balance between scalability and adaptation to the specific needs of each profile and market. We embed common frameworks with adaptable solutions, foster a culture of continuous learning, and promote the translation of acquired knowledge into real impact.
Responsible banking skills
Mandatory training continues to prove a key lever for strengthening our corporate culture and ensuring regulatory compliance in every market. In 2025, our employees completed training in 13 topics that the global compliance committee approved, including sustainability, Code of Conduct, cybersecurity, financial crime prevention, data protection, and inclusion. Each subsidiary supplemented this training with content tailored to local legislation and business needs.
We also continue to make progress in sustainability-related training. Our Retail & Commercial Banking teams took part in sustainable finance learning pathways that country-specific modules complemented. Moreover, employees completed training on the practical integration of ESG principles in their daily activities. The board of directors received specific training on recent regulatory developments in sustainability, including the implementation of the Corporate Sustainability Reporting Directive (CSRD) and the European Banking Authority (EBA) guidelines on the management of ESG risks.
We continued to promote our ESG Talks, sessions led by internal experts that strengthen cross-functional knowledge on sustainability. In addition, we expanded our training catalogue to include content on climate risks, inclusive banking, health, wellbeing and ethical leadership.
Additionally, on 5 June 2025, we held Sustainability Day at Banco Santander, coinciding with World Environment Day, with both global and local activities.
We will continue to invest in developing our employees’ skills, curiosity and growth so they can lead Santander’s transformation and contribute to a more responsible, sustainable and future-ready organization.
Employee rating on training
8.6 (out of 10)
Learning: applicability and skills development31
31 YourVoice response to the question: 'Overall, I am satisfied with the learning experiences Santander makes available to me (if not, please tell us how we could improve).'
Annual report 2025    71

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3.1.2 Working conditions
In this section we cover how Santander manages these IROs:

I+
Promote the health, well-being and security of our employees in a safe and inclusive workplace, while supporting work–life balance through policies that foster a healthy balance between professional and personal life.

I-	Harm employees through unlawful discriminatory conduct, inadequate working conditions, harassment or corruption.

I+	Promotion of the general well-being of employees and provide appropriate remuneration under equal conditions based on merit and market rates.

R	Potential risk of conflict with employees based on the infringement of their rights.

i. Employee health and well-being
Our support for employees’ health is embedded in our culture and corporate strategy, under which our people and senior managers work together to protect and promote each other’s health, safety and well-being.
Based on our strategy, we:
•implemented safety and prevention systems;
•launched proactive initiatives to boost the overall well-being of employees;
•fostered a safe and supportive working environment when it comes to health; and
•offered flexible work alternatives to enhance work-life balance.
Our general health, safety and well-being policy aims to promote a healthy lifestyle and create long-term value for employees and society. It applies to all our subsidiaries and follows local laws in the markets where we operate to the letter.
Occupational health32
The sector-level and company collective agreements that we sign up to consider employee health and occupational risk prevention.
We offer regular medical check-ups and tests after extended absences in every market where we operate. We also work with local public health authorities, employees’ legal representatives and occupational risk insurers. Employees in our main countries are covered under occupational health and safety systems and policies in compliance with local risk prevention standards and best practices.33
We revise our occupational risk prevention plans with employees' councils through:
•regular assessments of risk factors and preventative measures to handle or mitigate them;
•prevention through design in new workspaces and tools;
•procedures regarding safe and quality working conditions and certifications;
•emergency and evacuation plans to protect employees, customers, suppliers and visitors to our facilities, including emergency response; first aid training;
•measures to detect and minimize risk due to postural hygiene;
•accident investigation to avoid reoccurrence; employee safety representatives actively participate in health and safety committees.
Well-being
We aim to raise awareness about health and well-being through our global BeHealthy programme, which celebrated its ninth year in 2025.
In 2025, we updated this programme to align it with best practices in health and well-being; and with the concept of circular health. The programme is now structured around four pillars: physical, mental, social and financial well-being. Over 50,000 employees took part in local BeHealthy initiatives across the Group during the year.
Employee rating on health
8.6 (out of 10)
Satisfaction with the benefits and services to support employees’ health and well-being.34
In April, we held BeHealthy Day (to coincide with World Health Day), where we brought health and well-being to the focus of the Group worldwide through in-person and virtual events. We also joined global initiatives run by the World Health Organization, including World Mental Health Day, Women’s Health Month, and World Heart Day.
These initiatives gave our employees access to mental health and emotional well-being support services, as well as to sports centres, nutrition and mental health apps, specialist health and preventative care, and other free or discounted services.
In 2025, we also launched the REACT programme, a continuation of the PESA study, which provided 8,000 employees and their families with the opportunity to participate in a leading international research study on cardiovascular disease prevention. This study is conducted in collaboration with Spain’s National Centre for Cardiovascular Research.
32 For more details on absenteeism and health, see the 'Sustainability notes'.
33 Adherence to global policies is monitored in 18 of the countries with the largest number of employees, which account for 98.5% of Santander’s Group workforce.
34 YourVoice response to the question: 'I am satisfied with the benefits and services available at Santander to take care of my health and well-being (if not, please tell us how we could improve).'
Annual report 2025    72

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Work-life balance
Santander promotes employee work-life balance. Employees across all companies are entitled to parental, adoption and newborn care leave, and leave to care for family members is also widely available. In 2025, 8,208 employees took paternity, maternity or adoption leave and 1,778 took other family care-related leave.35
In recent years, in line with digital transformation and societal change, Santander has maintained policies and arrangements that support flexi-work for its employees. Currently, across our ten main markets, a high percentage of employees in central services can now adapt their working hours and location to fit with their personal circumstances. This includes working remotely or adjusting their entry and exit times. These measures are continuously reviewed at team level, taking into account customer needs, productivity, and employee engagement and experience.
Employee rating on flexibility
8.5 (out of 10)
Satisfaction with flexibility at Santander36
Social protection
At Santander we offer our employees protection against a loss of income due to sickness, accidents at work, acquired disability and parental leave.
Santander employees are provided with public or private coverage against loss of income resulting from illness or acquired disability, in accordance with, and at least meeting, applicable local legal requirements. On top of public health services, we offer additional private cover in our core markets, under which employees usually receive full pay during periods of illness.

Because employee care and respect for their rights are important to Santander, 98% of our workforce have a permanent contract. In every market, employees have coverage against loss of income due to unemployment, in compliance with applicable local laws and regulations.
Our employees have appropriate pay protection in the event of an occupational accident. In some countries, as Spain, we supplement the financial benefit they receive up to their entire salary in situations of temporary ill health.
The Group has a minimum standard in each unit of fully paid parental leave. All employees are entitled to a minimum of 14 and up to 52 weeks of paid maternity or adoption leave for the primary caregiver. The secondary caregiver is generally entitled to a minimum of 4 weeks of fully paid paternity or adoption leave37. As a result of these inclusion measures and flexible return-to-work arrangements, 74% of women continue working at Santander 12 months after returning from birth, adoption or pregnancy-related leave.
Our employees have retirement coverage through public or private pension schemes in every market where we operate. Santander supplements this with defined contribution pension plans for our employees in our core markets.
Collective bargaining and social dialogue
Santander promotes respect for the rights of employees38, including freedom of association and the right to collective bargaining. Our Responsible banking and sustainability policy considers forming or joining unions and other representative bodies a basic right of workers, in accordance with Article 10 of our General Code of Conduct.
We also encourage respect for freedom of association, trade unions, collective bargaining and protection for employees’ representatives under the laws of each market where we operate39. At 2025 year end, 129,875 employees worked at premises or in companies with union representation.
We continued promoting and complying with the International Labour Organization’s Fundamental Conventions and have a European work council that meets regularly — Group senior executives and employees’ legal representatives from Italy, Poland, Portugal, Spain, the UK and other European countries attend. At the meeting held in May 2025, participants shared information on the Group’s economic and financial situation, outlook and overall results in the European Union, as well as other current topics related to sustainability, compliance, cybersecurity and artificial intelligence.
We also remained in constant dialogue with employees’ legal representatives in bilateral and special committee meetings in our subsidiaries where all parties could discuss reporting, queries and negotiations about working conditions and employee benefits. We reached key agreements in our core markets in 2025, including committees on occupational health and safety, monitoring of gender balance plans in alignment with local regulations,, control of pension plans, training, updates to collective bargaining agreements, and also other bilateral meetings with union representatives. Notable outcomes of collective bargaining include the signing of equality plans, such as the equality plan for Santander Global Technology and Operations, and the Group equality plan that applies to 15 companies in Spain. Moreover, the collective procedures carried out during the year were conducted by consensus with employees’ legal representatives.
In Brazil, Santander and other local banks implement preventive measures to minimize the risks from individual labour-related claims, which are common in this market. We have sufficient provisions to cover these risks40. In order to minimize these claims, we continue with internal monitoring, establishing preventive measures to promote an environment with suitable working hours and remuneration for all positions in the same location according to local labour legislation and previous court rulings. We have also continued to make progress in the digitalisation of working time tracking and have strengthened policies and guidance for employees to ensure their correct use.
35 In total 9,834 unique employees (4.8% of Santander's total workforce) exercised their right to any family-related leave in 2025. By gender, this accounted for 5.92% of our women employees and 3.62% of our male employees.
36 YourVoice response to the question: 'I am satisfied with the flexible work options available to me'.
37 In some countries, leave is shared between both parents, in accordance with the applicable legislation.
38 See our commitment to human rights (which is included as well in our Responsible Banking and Sustainability policy) and international mechanisms of application in section 1.4.2. 'Human rights due diligence'.
39 These rules are monitored in 18 countries, which account for 98% of employees where trade union representation may exist in accordance with local rules (by company, location or individual membership). In those countries except for the UK, where data on trade union membership cannot be disclosed, 65% of our employees work in establishments with union representation.
40 For more details on our employees provisions, see Note 25 of this report.
Annual report 2025    73

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Protection of employee data
We process employee data under the protection of labour laws and based on the legal obligations or legitimate interests that data protection regulation covers. As the controller of this data, Santander has appropriate procedures, tools, and controls that draw on the Group's data processing policies.

For more information on data protection, see section 3.3.3 `Privacy, data protection & cybersecurity'.
ii. Remuneration and corporate benefits
Adequate remuneration
Our remuneration framework combines fixed and variable pay schemes based on the performance of employees and the Group.
Our remuneration and performance policies, as well as our General Code of Conduct, forbid differential treatment that is not based on merit and corporate behaviours. It also promotes appropriate pay.
Specifically, the remuneration policy lays the foundations for non-discriminatory practices (related to performance and internal consistency), as well as the principles, processes and criteria for granting fixed and variable remuneration to create long-term value through risk management.
To set pay, we strictly abide by the practices, regulations and collective agreements in force in each market where we operate.
All Santander employees receive a salary equal to or higher than the legally established minimum in each of our markets and we comply with all local legislations and applicable collective agreements. Almost all employees (96%) receive other forms of remuneration41 that supplement their salary. This demonstrates our pledge to provide fair, competitive remuneration and the appropriate combination of fixed and variable pay.
All our businesses and subsidiaries have short-term variable remuneration schemes to reflect what we have accomplished and how, according to Group-wide quantitative and qualitative goals as well as individual and team goals, behaviour, leadership, sustainability, commitment, growth and risk management. These schemes promote meritocracy, recognize individual and team contributions, and promote employee growth and well-being. Our executive directors’ variable remuneration, which aligns with our sustainability goals, includes achieving our sustainability and climate targets as part of its weighting42.
In 2025, we paid EUR 13.6 billion in employee wages and benefits43.
Reflecting EU regulation on remuneration and to manage risk correctly, we identified 1.336 employees44 who are subject to a deferred variable pay scheme because their decisions can have a material impact on Santander's results. The majority of them are subject to a deferral policy of a significant portion of their variable remuneration (ranging from 40% to 60% depending on their level of responsibility) for four to five years, which is paid out at least 50% in shares and the rest in cash, and is subject to possible reduction (malus) or recovery (clawback).

For more information on remuneration, see SN 7.3 'Employees'.
Equal pay
Our remuneration practices promote non-discriminatory salary management in terms of gender (gender neutral) and an equivalent remuneration, especially in cases where employees perform the same or similar work (equally remunerated for equal work or work of equal value).
The pay gap between women and men who perform similar functions remains below 1%, in line with last period, with market remuneration practices, consistent with the trend observed in recent years45. In certain units we continue to review the pay equity regularly and make adjustments where necessary.
We also analysed the overall gender pay gap (GPG), which compares median remuneration for all men and women, and which stood at 26% in 2025 (an improvement of 4.5 percentage points over the past three years).
To measure the suitability and acceptance of our policies, we consult employees across the Group, whose perceptions of recognition and meritocracy are consistent with recent levels of employee acceptance and the competitiveness of our remuneration plans.
Employee rating on recognition
8.2 (out of 10)
Satisfaction with performance recognition at Santander46
MyContribution
MyContribution is our global performance management model.
In the last financial year, 155,249 (78%)47 of the employees had their performance assessed under this model in 2025.
Each employee’s performance review reflects the degree to which they have achieved the objectives they set together with their manager during the year – which in turn align with the organization's overall strategy – and how they have achieved them. We assess how they demonstrate the behaviours under our corporate culture and leadership traits, as well as the correct management of risks associated with their activities.48
41 Other remuneration that complements our employees’ salary: benefits, pensions, other fixed remuneration, incentives, and short or long-term variable remuneration.
42 Climate targets account for 2% of executive directors’ total remuneration, while sustainability targets account for 7% of executive directors' variable remuneration.
43 See Note 46 of the annual accounts. Excludes information relating to Santander Bank Polska S.A. and its subsidiaries.
44 Material risk-takers.
45 Measured with EPG - equal pay gap ratio, which compares the average remuneration between men and women who perform similar tasks. 2025 result for the entire Group.
46 YourVoice response to the question: 'In my own experience, employees who perform well are recognized for it'.
47 Employees who did not take part in MyContribution were new hires, employees of joint ventures, and employees in some customer service, debt recovery and contact centre roles who are subject to similar performance management schemes but with shorter and more continuous cycles due to the nature of their work. Among employees at year-end, 78,076 women (76% of the total number of women in our workforce at year-end) and 77,165 men (81% of the total number of men). Due to statistical significance, we don't inform other gender percentages. In 2024, the employees with performance review was 177,081 (86%). Of these, 90,998 were women (84% of the total number of women at year-end) and 86,071 were men (87% of the total number of men employed).
48 For more details on our behaviours, see section 4.1 ‘Corporate culture’.
Annual report 2025    74

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3.1.3 Inclusive culture
In this section we cover how Santander manages these IROs:

I+
Promotion of a workforce that reflects the society we live in and encourages collaboration and provides opportunities for all our employees, irrespective of personal characteristics and in compliance with the law.

Inclusion as a strategic pillar of our culture
An inclusive culture is an essential pillar of our strategy and corporate culture, as well as a cross-cutting principle in the Group’s management.
Through this approach, we promote merit, equal opportunity and inclusion, driving the best diverse talent and ensuring compliance with local regulations, in line with international standards of conduct and responsible business practices.
Fostering an inclusive culture is critical to our success in every market where we operate. The diversity of our teams, together with the creation of safe environments that value and respect differences, strengthens our relationships with customers, drives innovation, and improves decision-making.
The highest level of corporate governance supports this approach. Matters related to our inclusive culture fall under the remit of the board of directors, which reviews them regularly through its committees.
These principles are integrated into the main global policies and processes guiding talent management, meritocracy and professional conduct, including succession, appointments, selection and the assessment of the suitability of directors, as well as performance and remuneration processes.
Our strategy and actions combine a global vision and align with the regulatory frameworks, realities and priorities of each market where we operate to ensure consistency and effectiveness of our inclusive approach across the Group.
Diverse teams that reflect the society we serve49
Gender
•Women account for 52% of our total workforce, a figure that has remained stable. In 2025, 51% of new hires were women.
•40% of Banco Santander’s board of directors are women, in line with our objective to maintain a balanced representation between 40% and 60%, which will also become a legal requirement in some jurisdictions from 2026.
•With this approach, we expect to progress gradually and sustainably towards gender balance, moving closer to c.40% of our executives50 being women by 2030. In 2025 38.5% of our executives were women and 61.5% were men.
People with disabilities
•We strive for the successful inclusion of our 4,854 employees with disabilities in the Group (representing 2.5% of our global workforce, reflecting an increase vs. prior years51).
•In at least eight of our largest markets where we operate, legislation requires the inclusion of people with disabilities in the workforce. We comply with these regulations and reinforce them through active inclusion, accessibility and awareness policies.
Diversity in other groups
We monitor the representation of ethnic groups in our markets, where this topic is material and regulated. Employees who identify themselves as part of these groups account for 32.2% of the workforce there, which is consistent with the ethnic and racial make-up of those countries.
Among employees who have voluntarily chosen to share information related to their gender identity, 2.2% identify as part of the LGTBIQ+ community. 52,53
We promote inclusive leadership and diverse talent.
To foster inclusive and diverse leadership, senior management has specific objectives linked to team composition and succession plans. Beyond gender diversity, these objectives also cover career diversity and experiences across technology and digital and functional areas, which reflects our belief that a variety of perspectives strengthens the Group’s leadership capacity and naturally cascades throughout the organization.
Moreover, among the key skills for all Group executives, we include the responsibility to create environments that foster everyone’s development, build trust through integrity and empathy, and promote a working environment that encourages experimentation and learning.
Our model to attract, develop, promote and retain diverse talent is based on meritocracy and equal opportunity. We promote the growth of the best talent in diverse teams that reflect the richness of our environment and the communities we serve.
To reinforce this inclusive culture, especially in the areas of business and technology, we promote gender balance and the incorporation of diverse talent from the earliest stages through programmes such as 'Summer internships' and 'Graduate Programmes' to ensure a solid and diverse future talent pipeline.
Some notable initiatives include:
•Global programmes that aim to strengthen women leadership, such as the 'SCIB Women Leadership Program' and 'InvestHer'.
•Club Digital Girls Santander, an initiative that seeks to spark interest in technology among girls aged 8 to 18, daughters and relative of employees.
49 For more details on our workforce, see SN 7.3 'Employees'.
50 Including Group Sr.Executive VP, Executive VP, VP, Director, Manager, Expert and Branch Manager.
51 At year-end 2024, the Group employed 4,828 people with disabilities, representing 2.3% of the total workforce. As in previous years, we follow local regulations for the calculation and recognition of employees with disabilities. In most countries, disabilities are recorded at the employee's request with the support of a certificate issued by social services (e.g. degree and date of disability). In the UK, disabilities are recorded at the employee's request and do not require a certificate.
52 LGBTIQ+: Lesbian, gay, bisexual, transgender, intersex, or questioning.
53 In 12 of the countries in which we operate, employees have the right to report their gender identity, subject to applicable confidentiality rules and appropriate handling of information.
Annual report 2025    75

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•A training bootcamp at Openbank for people with disabilities that focuses on technology-based skills with a 100% hiring rate for those who completed the program.
We also take active part in leading global initiatives such as the Women’s Empowerment Principles (UN Women) and The Valuable 500, which drive gender equality and the inclusion of people with disabilities in organizations.
Building an increasingly inclusive and engaged environment
We promote an inclusive working environment that is free from harassment and discrimination54 and where every individual is valued and respected. In 2025, 60,126 employees completed trainings on harassment prevention and 87,004 in unconscious bias, which are updated in line with the Global protocol against discrimination and the General Code of Conduct, which provide a common framework for respect, fairness and ethical behaviour.
When we ask our employees whether they feel they can be themselves at Santander, the results are consistently high across different groups, confirming an inclusive environment.
Employee rating on inclusion55
8.9 (out of 10)
Satisfaction with diversity and inclusion at Santander
We have several employee networks that promote inclusion and diversity across the Group, among which three global initiatives stand out:
Santander Women Network, with over 8,800 members, which promotes the professional development of women; Enable, with nearly 3,000 members, focused on the inclusion of people with disabilities; Embrace, our LGTBIQ+ network, with more than 4,300 members, which promotes awareness and visibility.
Other communities, such as Reach, Bold and Talento Não Tem Cor, with 4,400 members, also boost the representation of diverse backgrounds and experiences.
Throughout the year we celebrate key days such as International Women’s Day, Pride Month and the International Day of Persons with Disabilities, developing initiatives that reinforce our culture of respect and awareness across de organization, as well as the deployment of inclusive and accessible workspaces in our facilities, that align with the diversity and needs of our people.

For more information on protocol on workplace and sexual harassment and moral integrity at work, see santander.com/es/nuestro-compromiso/nuestra-cultura/diversidad-equidad-inclusion
3.1.4 Employee feedback and experience
As detailed in section 1.3 'Stakeholder engagement', YourVoice is our regular listening strategy to gather employees’ feedback. It includes specific questions to assess their perceptions, experiences and comments made on material items.
Employees can share their views and provide comments on each question. In addition, each area has access to its own aggregated results, thus maintaining confidentiality, in order to identify improvement actions and continue strengthening the employee experience and value proposition, thereby supporting engagement and satisfaction levels.
More broadly, cross-cutting action plans are also established at country and global business level.
Since the implementation of YourVoice, we have observed a positive trend in results, with a participation rate of 80%.

Overall Engagement		Engagement How likely is it that you would recommend Santander as a place to work?	8.6 (out of 10)

8.5 (out of 10) In the middle range and +0.3 compared to the financial sector	NPS 61 In the top 5% and +21 points compared to the financial sectorA	Advocacy How likely is it that you would recommend Santander’s products or services to friends and family?	8.7 (out of 10)

		Satisfaction Overall, how satisfied are you working for Santander?	8.6 (out of 10)

		Loyalty If you were offered a similar job (with the same conditions) at another organization, how likely is it you would stay at Santander?	8.2 (out of 10)

Engagement measures the level of employees’ involvement and enthusiasm towards their job and the organization, and in the YourVoice survey it is calculated based on four main dimensions: Engagement, Belief, Satisfaction and Loyalty.
A. Based on the service provider's 'true benchmark'.

For more details on processes to repair negative impacts and our channels for employees to express their concerns, see section 4.3 'Ethics Channels'
54 Consider race and ethnicity, colour, sex, sexual orientation, gender identity, disability, age, religion, political opinion, national or social origin, among others.
55 Average employee rating of the YourVoice question: 'I can be myself at Santander'.
Annual report 2025    76

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3.2 Sustainable development in our communities
Affected communities are those where Santander has a presence as an entity, either through its businesses or its community support activities, and includes any specific groups mentioned in this chapter.
3.2.1 Supporting the economic and social development of our communities
This section outlines how we manage the following IRO:

I+	Support of economic growth and job creation in the markets where we operate, providing credit to people and businesses.

i. We help people and businesses prosper
We help people and business prosper through finance and investment:
→ EUR 332.9 billion to help people buy homes and EUR 209.7 billion to purchase other goods.56
→ EUR 318.3 billion to help set up or grow companies (including 743.000 SMEs and sole traders).57
→ EUR 129.9 billion in assets under management in socially responsible investment, reaching our EUR 100 billion target 9 months early.
→ 6.3 million new people reached through financial inclusion measures since 2023, reaching our 5 million target to 2025 half year early.
→ Our microfinance propositions in Latin America reached 1.8 million underbanked microentrepreneurs with EUR 1.26 billion in credit disbursed.
As well through our community support initiatives:
→ EUR 163.7 million in community support, including 102.1 million to promote education, employability and entrepreneurship (the 3 Es), through Santander Universities.
3.2.2 Responsible investment and social finance
This section outlines how we manage the following IRO:

I+
Contribution to sustainable development through financing and investment that promotes sustainable performance in companies, addresses societal challenges, mitigates a specific issue, or pursues better societal outcomes.

i. Social finance
Santander's financing supports social activities such as building hospitals, universities and homes for vulnerable people. We tag these activities as social to enhance the identification, management and reporting of this type of financing, following the same operating model and system that we use for environmental and sustainable finance.
Under this concept, we consider the microfinance businesses that the bank has in Latin America (Prospera in Brazil and Colombia, Tuiio in Mexico, and Surgir in Peru), through which we granted EUR 1.26 billion in microcredit in 2025. These businesses, which we cover in more detail in the financial inclusion and financial health section of this report, often stretch beyond financing by providing access to a bank account and other services such as microinsurance for underbanked microentrepreneurs. In 2025, 1.8 million microentrepreneurs benefitted from this type of financing.
In 2025 we entered into 18 agreements with Multilateral Development Banks that include sustainable finance commitments. 6 of these agreements, with a total value of EUR 1,729 million, include specific social financing commitments and focus primarily on extending access to credit for women-led SMEs, young farmers and other underserved segments. These loan, securitization and guarantee agreements will support the growth of businesses and entrepreneurs who face greater barriers to the financial system in Spain, Portugal, Brazil and Argentina.
ii. Socially responsible investment
Assets under management (AuM) in socially responsible investment (SRI) within Santander Wealth Management reached EUR 129.9 billion in 2025: EUR 71.5 billion managed by Santander Asset Management (SAM) and EUR 58.4 billion in third-party funds within Private Banking, portfolios and direct assets58. This growth reflects our efforts to offer a diversified product range and to incorporate EU regulatory requirements, and in accordance with local law and regulation in each market.
We calculate, process and store SRI AuM within Wealth in a dedicated repository to which we apply monthly control and validation. The Group’s Sustainability data office receives an automated report on these data every quarter. These data are subject to an annual limited assurance audit prior to disclosure.
Our investment product and service proposition meets the transparency obligations of the Sustainable Finance Disclosure Regulation (SFDR), which require disclosure of information on the embedding of sustainability risk, analysis and management of adverse impacts on sustainability, ESG factors, and sustainable investment targets.
Wealth defines SRI as the volume of AuM classified under Articles 8 (promoting environment and social characteristics) and 9 (with distinct sustainability objectives) of Regulation (EU) 2019/2088
56 Credit stock as at 31 December 2025. Excludes information relating to Santander Bank Polska S.A. and its subsidiaries.
57 Credit stock as at 31 December 2025. Data for small and medium enterprises (SMEs) and sole traders covers individual customers with an outstanding loan at 2025 year-end. Excludes information relating to Santander Bank Polska S.A. and its subsidiaries.
58 Does not include SAM funds distributed by Private Banking to avoid double counting.
Annual report 2025    77

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
(SFDR), except illiquid investment in Private Banking, which we report as committed capital. SRI includes: i) assets that SAM and other Group asset managers in the EU (and other regions where the SFDR doesn’t apply, using equivalent criteria) manage or advise on; and ii) third-party funds and advisory assets considered sustainable investment according to the SFDR (Article 2.17) or under SFICS.
SAM has these governance policies in place: a socially responsible investment (SRI) policy, an engagement policy, and a voting policy, all of them applied in accordance with local law and regulation. The SRI policy sets out SAM’s socially responsible investment approach and the standards we consider to embed ESG variables in our investment analysis and decision-making. The Engagement policy outlines the principles and guidelines for active dialogue with issuers and other counterparties (such as investors and regulators) to promote transparency and better environmental, social and governance performance. The Voting policy outlines the principles and guidelines regarding the right to vote in portfolio companies, which facilitates alignment with the SRI policy to promote the strong performance of long-term investments.
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
SAM publishes its policies on its official website, as well as on the Intranet, and are available to all stakeholder. The third-party regulations and initiatives that SAM has pledged to uphold or that inspire our policies feature in section 3 of our SRI policy, appendix II of our Voting policy, and section 3 of our Engagement policy. SAM España and Santander Pensiones have achieved full alignment with the Spanish stock market authority's (CNMV) Stewardship code (to which they have been signatories since 2023), reporting annually on the activities they carry out to comply with each of its principles. Moreover, SAM published its second SRI report in 2025, which strengthened transparency around SRI, voting and engagement practices in Europe and is consistent with local regulations in other areas.

AuM in Socially Responsible Investments in Wealth (accumulated EUR bn)

46.3%
2025 (vs. 2024)

Santander Asset Management
Seeking to meet our customers’ needs, SAM offers SRI products for customers with sustainability preferences, alongside a broader range of investment solutions.
As at December 2025, SAM held EUR 71.5 billion in SRI assets (13% year on year) spread across eight countries. This accounts for 28% of SAM’s total assets under management. SAM won Best National ESG Asset Manager at the 2025 Expansión–Allfunds Fund Awards.
In 2025, we continued to expand our SRI product and service offering. We launched several new funds classified as Article 8: in alternatives - Real Estate Coliving Opportunities SCR and Atitlan Atgro-, three Target Maturity funds in Spain/Luxembourg, and 3 fixed income solutions in Spain/Portugal/Luxembourg. We also transformed two fixed-income portfolios in Spain We continued to strengthen voting and engagement methodologies and policies across our asset managers outside the EU.
In 2025, we continued to focus on engaging with portfolio companies in high emitting sectors.
SAM’s governance backs the execution of its SRI strategy. It follows environmental (including climate change), social and corporate governance (ESG) standards and is organized around i) an SRI strategy and oversight forum; ii) a voting and engagement forum; and iii) an investment and sustainability forum that our global team of SRI experts leads. At divisional level, the Wealth Management & Insurance ESG classification meeting, which brings together representatives from strategy, business, sustainability, risk and compliance, oversees and monitors key performance indicators across SAM, Private Banking and Insurance.
SAM's ESG policies and relationship with the Group’s sustainability documents

Other Group policies: •Defence policy •Environmental, social risk	|	Banco Santander responsible banking and sustainability policy
Ä
	}	SAM SRI policy
		Ä	Ä
		SAM Voting policy	SAM Engagement policy

Banco Santander conflict of interest policyA
Ä
SAM Conflict of interest policy
A. The Conflict of Interest Policy provides employees, directors, and Group Santander entities with guidelines to prevent and manage conflicts of interest that may arise as a result of their activities. For more information, please see santander.com/en/our-approach/policies-and-initiatives.
SAM has a global, multidisciplinary team of SRI experts that develops and implements our ESG methodology, engagement and voting activity and SRI policies, among other tasks. There is also a local network of ESG experts for each of the markets where we operate.
Annual report 2025    78

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
SRI products in SAM’s core markets
ESG methodology and business engagement
SAM runs systematically its SRI policy that restricts or prevents investment in certain sectors that pose greater risks from a sustainability perspective, in accordance with local law and regulation.
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
Our methodology identifies a long list of key ESG matters where issuers can generate environmental or social externalities that could translate into material impacts for the issuer and, therefore, pose risks and potential opportunities.
Our ESG rating analysis, always compliant with applicable local laws and regulations, comprises these elements:
•Environmental factors: Any component of the issuer’s activity that may pose an environmental issue such as greenhouse gas emissions, resource depletion, pollution, water management, and others.
•Social factors: Society-related matters that include workplace issues, labour standards, talent management, relationships with local communities, data privacy and security, and human rights.
•Governance factors: Assessment of the quality of the issuer’s management, culture and ethics; the effectiveness of its governance systems to minimize the risk of mismanagement; and its ability to anticipate operational and legal risks that could lead to non-compliance.
We conduct multidimensional analysis on how each company manages these factors. It includes the existence of policies, target analysis, integration of management systems, performance of key performance factors, and other elements.
Outside the EU, we are making progress in training investment teams to embed ESG assessment and sustainable investment methodologies and standards with an approach that makes sense in each market, as well as increasing the coverage of our data providers in certain markets (especially Latin America and always in compliance with local regulation).
Engagement comprises constructive dialogue with investees to gain a better understanding of how they manage ESG-related risk and opportunity, as well as their alignment with set investment objectives. This exercise can have varying aims: i) drive greater transparency and quality of information; ii) support better risk management and ESG opportunities; and iii) help achieve investment objectives. Our Engagement policy, approved by SAM's ExFo, sets out internal procedures, forms of engagement, and escalation procedures where targets are not achieved.
Last, SAM exercises its right to vote independently in the companies it invests in under the scope and criteria outlined in its policy, which strengthens its influence on ESG and sustainability issues, in accordance with local law and regulation.
Insurance
In 2025, we continued to focus on developing products to safeguard vulnerable groups and reflect situations in specific contexts or markets that have little protection. We’ll continue to cooperate with our partners to promote this product offering and boost the management of our insurers’ SRI investments.
Private Banking
Our SRI AuM amounted to EUR 58.4 billion, including committed capital to alternative funds. Our global list of funds that are subject to client advisory services comprised mostly SFDR Article 8 and 9 funds in the EU. Moreover, we included five new ESG portfolios in the independent advisory service to bolster our sustainability proposition.
In 2025, we continued to publish thematic articles for our customers on our global website, addressing issues such as
Annual report 2025    79

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
sustainability vs. AI, energy storage, or GSS+ (green, social, sustainable and sustainability linked) bonds.
We also made progress in forming teams of bankers who specialize in sustainability, with specific ESG experts. This helps improve dialogue with customers, identify their sustainability needs, and promote their awareness of sustainable investment.

For more details, see santanderprivatebanking.com
3.2.3 Management of environmental and social aspects
In this section we cover how Santander manages these IROs:

I-
Finance activities (in any customer segment) that breach the bank’s policies and jeopardize the well-being of present and future generations or fail to sufficiently involve appropriate stakeholders or use suitable customer identification and management mechanisms when providing finance to a customer or project.

i. Our E&S risk management policy
Our Environmental & Social (E&S) risk management policy is structured around principles that reflect our support for a fair and sustainable transition that is driven by growth, while acknowledging the specific realities of each region and in accordance with local law and regulation.
This policy, which we review annually and make publicly available, sets out the criteria that we apply to investment in entities and the provision of financial products and services to customers in the oil & gas, electricity generation and distribution, mining, and metallurgy sectors, as well as to activities that relate to agricultural commodities. This policy, while remaining in accordance with local law and regulation, also places particular emphasis on biodiversity conservation and focuses on potential deforestation risks associated with customers in the agribusiness sector who operate within the Amazon biome and on nature degradation. It also dictates restriction criteria and enhanced due diligence requirements for specific activities within these sectors.
From a social perspective, the E&S risk management policy follows international standards and benchmarks such as the United Nations Global Compact, the Universal Declaration of Human Rights, the International Labour Organisation Declaration, the Convention on the Rights of the Child, the Rio Declaration on Environment and Development, the United Nations Convention against Corruption, the Equator Principles, and the standards for social and environmental performance and the explanatory notes of the International Finance Corporation (IFC). Against this backdrop, the policy sets out restriction criteria and analysis requirements for these cases (which we apply in compliance with local regulations):
•Projects or activities for oil & gas extraction, power generation or transmission, mining, manufacturing, plantations or other major infrastructure projects that put areas classified as Ramsar Sites,
World Heritage Sites or categories I, II, III or IV by the International Union for Conservation of Nature at risk.
•Projects that require free, prior and informed consent according to IFC Performance Standard 7 – Indigenous Peoples, and that fail to meet the standard, with no credible action plan to achieve compliance.
In view of the principles and criteria that our policy dictates, analysts assess customers and projects on a case-by-case basis , based on the specific risks associated with both the customer and the transaction, and in compliance with applicable local laws and regulations.
ii. Equator Principles
The Equator Principles (EP) are a voluntary framework for financial institutions to identify, assess and manage environmental and social risks when financing projects. We have been a signatory to the EP framework and applied these principles, while still in accordance with local law and regulation, to project-related transactions (especially project and export finance) since 2009 according to their scope.
The Group has an internal procedure to manage the environmental and social (E&S) aspects of project-related transactions. This procedure guides the application of the EP. The assessment of transactions that potentially require us to apply the EP starts with a preliminary assessment that the Front Office conducts. The area that manages ESCC risk under the EP sits in CIB. CIB’s ESCC Risk team oversees the Front Office’s preliminary assessment and provides it with ad-hoc training and support. We conduct an environmental and social review for applicable transactions, based on the preliminary assessment findings. This review follows these guidelines:
•For projects with minimal or no adverse environmental and social risks and/or impacts (category C), the preliminary assessment is sufficient.
•For projects with potential limited adverse environmental and social risks and/or impacts that are few in number (generally site-specific, largely reversible and readily addressed through mitigation measures — category B) in designated countries, the Front Office must complete a due diligence questionnaire that includes the findings of the E&S risk assessment.
•For category A (with potential significant adverse environmental and social risks and/or impacts that are diverse, irreversible or unprecedented) and B (projects that involve high-risk factors or are in non-designated countries), the ESCC risk area manages the due diligence procedure and prepares an E&S risk assessment report.
The findings of the E&S assessment form part of the financing application that the risk approval committees receive before a decision is made.
If approved, we continue to apply the Equator Principles when preparing all subsequent contractual documents, closing the transaction, and monitoring it.
Monitoring comprises compliance with the E&S clauses, the implementation of the corresponding E&S action plans, and compliance with the applicable E&S standards. When a material
Annual report 2025    80

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
breach or incident is identified during the term of the transaction, measures could be taken in accordance with the provisions in the financing agreement (e.g. requirement to implement a corrective action plan).
In 2025, we analysed 24 projects that fell within the scope of the Equator Principles (for more details, see SN.7.1 'Green transition', table 5. 'Equator Principles').

Management of risks and impacts on communities

As part of our due diligence under the EP framework, we assess and ensure that projects properly identify and manage environmental and social risks and impacts, and that constructive relationships are maintained with local communities in line with international standards.
Regarding potential impacts on communities, we pay particular attention to these situations and ensure their appropriate management:
•Involuntary resettlement or displacement (physical or economic) of people.
•Risks to the health and safety of neighbouring communities.
•Impacts on indigenous communities. In such cases, projects must obtain free, prior and informed consent in accordance with IFC Performance Standard 7.

iii. Management of principal adverse impacts (PAIS)
Asset management can generate unintentional adverse impacts on society and the environment. Banco Santander and its asset management businesses disclose and manage the potential adverse impacts that stem from the management of its portfolios through the measurement of KPIs that cover the material sustainability factors as detailed in SAM's PAIS procedure.
Upon detecting an adverse impact, we assess several aspects to put mitigating mechanisms in place. We consider impact severity, frequency, success rate of dialogue initiatives, level of exposure, and other factors.
3.2.4 Community Support
This section outlines how we manage the following IRO:

I+	Contribution to education, employability and entrepreneurship, as well as to community development through support programmes.

i. Our approach
At Santander, we run community support programmes in the markets where we operate to contribute to respond to their main needs and challenges.
Santander's community support focuses on education, employability and entrepreneurship, which we supplement with support for financial education and to vulnerable people. Moreover, we have a strong track record in supporting cultural and other social initiatives, such as responses to recover from humanitarian crises.
We deliver this support through donations and other contributions to initiatives and projects, many of which are distributed through Santander’s own platforms to achieve global scale. We provide support both independently and in collaboration with universities and other educational institutions, non-profit organizations and entities that pursue similar objectives.
Santander has a Sensitive issues policy that covers donations and a Guide on community support and people helped that centres on the Business for Societal impact (B4SI) standards. This Guide sets out the methodology for quantifying the contributions that both the parent company and our subsidiaries make. We also have a humanitarian crisis guide that outlines Santander’s response to events or disasters with a social impact.
ii. Support for education, employability and entrepreneurship

102.1	4.6	1,045
million euros of support	million people and organizations helped	partnerships with universities and entities in 13 countries [59]
Santander has supported education, employability and entrepreneurship for nearly 30 years.
During this period, we have invested over EUR 2.5 billion in partnership with more than 1,000 universities and entities from 13 countries, and helped over 8.3 million people, businesses and universities.
In 2025 alone, we allocated EUR 102.1 million to promote education, employability and entrepreneurship, and helped 4.6 million people and organizations.
This enables us to make headway with our target of contributing EUR 400 million to community support initiatives in these three pillars between 2023 and 2026. So far, we’ve contributed EUR 311 million between 2023 and 2025.
We sign agreements with prestigious international higher education institutions to strengthen the university ecosystem. We provide scholarships and economic grants to adults so they can access and complete higher education.
59 Includes universities, institutions and organizations that have an agreement with Santander Universities, Universia and Fundación Banco Santander. Excluding Universia, the figure is 812 entities in 11 countries
Annual report 2025    81

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
We also encourage lifelong learning through the acquisition and continuous updating of skills that provide better professional opportunities. We offer training, resources and access to benefits for SMEs, startups, scaleups and entrepreneurial projects to help them grow and strengthen their businesses.
1.Education
Our support for education involves grants and scholarships for students and researchers to help them access and complete their higher education studies. We also help universities address their main challenges and strengthen their transformation in several areas, with a special focus on digitalization. We do this through:
→Scholarships and grants awarded in collaboration with prestigious international universities and institutions to help with access to university, academic mobility, research and internship opportunities.
→Campus Digital, which transforms university life through a secure digital service that facilitates the daily activities of academic communities. The platform includes such features as digital credential, administration procedures (tuition payments, grade checking, class schedules, etc.), news and benefits within a single space.

1.7
million people helped through Campus Digital

For more details, see mycampusdigital.com
→Universia Network, which provides a global space for meetings, cooperation and joint reflection between universities in the Ibero-American higher education area. It is present in 8 countries.
→MetaRed a collaborative initiative that involves leaders from both public and private Ibero-American higher education institutions, and is governed by the universities themselves. It focuses on three key challenges that universities are facing: digital transformation (MetaRed TIC), university entrepreneurship (MetaRed X) and sustainability (MetaRed ESG).

For more details, see metared.org
2. Employability
We support lifelong learning through upskilling and reskilling as part of our purpose to help people prosper. We believe that continuous education is key to respond more effectively to current and future challenges and to meet the needs of businesses and society.

Santander Open Academy

Santander Open Academy is a free global online learning and professional development platform that is open and available to everyone, with no requirement to be a bank customer. It provides access to diverse and flexible training offering through courses, scholarships, and content, enabling people to improve their employability by acquiring and updating professional skills and competencies that are most in demand in the labor market.
The type of courses offered vary from limited places to open access courses. The catalogue of nearly 900 programmes, includes training in languages, technological tools, data, cybersecurity, artificial intelligence, soft skills, as well as health and wellbeing.
In partnership with prestigious academic institutions, the platform offers programs with a large number of places, such as English courses with the British Council, or programs aimed at strengthening professional skills and business fundamentals developed together with Harvard Business Impact, which also collaborates on a training program focused on identifying best practices in university teaching. In addition, free places are available to access a wide range of courses from the Coursera catalogue.

Santander Open Academy also offers a broad range of programs with unlimited places, whose content has been created in collaboration with professionals, organizations, and institutions such as Google (AI applied to productivity, marketing, and the use of advanced tools like Gemini), Instituto Cervantes (Spanish language learning), the University of Pennsylvania (improving English for professional contexts), the University of Chicago (digital marketing and storytelling techniques), IE University (how to lead in the digital environment), and Cambridge Judge Business School (development of practical skills to generate impact in sustainability).
One of the most prominent programs, internationally recognized, is Santander W50, which has established itself as one of the bank’s flagship initiatives to promote female talent and leadership in the countries where it operates. SW50 has been running for 15 years and is currently delivered in collaboration with the London School of Economics and Political Science.
Santander Open Academy also includes scholarship calls to access and complete higher education studies, to support academic mobility, and to promote research.

For more details, see santanderopenacademy.com

Annual report 2025    82

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
→Universia is a free and open platform that enables students and graduates to boost their careers by accessing job opportunities and professional internships. It allows them to build their curriculum vitae guided by a tool that relies on artificial intelligence and offers them digital tests to evaluate their skills.

For more details, see universia.net
→Fundación Universia, is a renowned national organization that also participates in international forums such as the United Nations and the International Labour Organization on topics related to inclusive culture. We drive a better quality of life for people with disabilities and other vulnerable groups in educational and work environments.
Since 2025, Fundación Universia has offered international programmes to promote awareness of social and labour inclusion for people with disabilities.

6,329
people helped through Fundación UniversiaA initiatives

     A. The total number of people supported by Fundación Universia equals the sum of 304 individuals supported through education programmes, 2,128 through employability programmes and 3,920 through social and labour inclusion awareness programmes, eliminating duplications. This taxonomy has applied since 2025.

For more details, see fundacionuniversia.net
3. Entrepreneurship
Supporting entrepreneurship is one of our core objectives, with the aim of enabling businesses to digitalize, grow and transform.
→Santander X is a global initiative that helps entrepreneurs and companies grow and transform their businesses. It offers a comprehensive value proposition that includes training programmes, challenges and awards, networking and tailored financial solutions.
We promote and showcase outstanding projects and enable them to connect with other entrepreneurs, investors and companies through Santander X 100, the global community with the Santander X most remarkable businesses that also provides access to unique benefits and services.

For more details, see santanderx.com
→Global challenges for entrepreneurship. Innovation and cooperation are key to addressing society’s major challenges. At Santander, we search companies that promote responsible innovation, talent and collaboration to build a better future and we help them to boost their projects.
In 2025, we launched two global contests for companies in 11 countries, through Santander X. The first sought to support the most innovative companies that focus on improving the quality of life and digital inclusion of senior citizens, a key group in the current demographic transformation. The second centered on transitioning to a circular economy, reducing waste, and promoting the responsible use of resources.
Santander X Global Challenge | Reimagine Silver Age recognized startups and scaleups that focus on digital health, neurorehabilitation, smart monitoring and early disease detection using technologies that improve mobility, autonomy and quality of life.
Santander X Global Challenge | Circular Economy Revolution handed out prizes to companies that focus on the circular economy, with solutions that optimize resource use, reduce environmental impact and promote the reuse, recycling and innovation of sustainable materials to drive a fair and responsible ecological transition.
The winners of each contest received a cash prize, access to the Santander X 100 global community and Fintech Station (Banco Santander's open innovation space), and other benefits.

For more details, see santanderx.com/en/sites/reimagine-silver-age.html For more details, see santanderx.com/en/sites/circular-economy-revolution.html
4. Featured Projects and Awards
Santander’s support for education, employability, and entrepreneurship contributes to the progress of individuals and businesses. Our global programs, international partnerships, and recognitions reflect this ambition to generate impact.
→SW50 Summit: A forum for women leaders. Santander W50 brought together nearly 500 women from around the world in London to explore what it means to lead with purpose today. In this annual meeting, participants pour over how to lead ethically in a constantly changing landscape. The topics under discussion in this year's edition were people management, crisis management, diversity and inclusion, and the use of AI in decision-making.

For more details, see santanderopenacademy.com/en/sites/SantanderW50.html
→Tomorrow’s Skills report: Skills for future jobs. In 2025, we presented the Tomorrow’s Skills report in Brussels, sharing the conclusions of a global assessment of the skills that the labour market is demanding most amid digital transformation and sustainable transition.
The study involved 15,000 participants from 15 countries, who gave voice to the major challenges that are transforming education, employment, and competitiveness.
The report highlights lifelong learning and artificial intelligence as key drivers of future employability. It also identifies the learning formats best suited to labour market needs and the most sought-after skills, which include digital, AI and soft skills.

For more details, see santanderopenacademy.com/en/sites/tomorrow-skills.html
→International recognition. Fortune’s 'Change the World' list praises companies that generate positive social impact through activities that form part of their business strategy.
Santander has appeared on the list for the third consecutive year thanks to its support for education, employability and entrepreneurship, with global initiatives such as Santander Open Academy playing a central role.
Annual report 2025    83

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
iii. Other community support action
We bolster our support for education, employability and entrepreneurship with financial education and helping vulnerable people.

61.7	5.2
million euros in other community support programmes[60]	million people and organizations helped[61]

Financial education	Vulnerable people	Arts and culture

Enhancing knowledge and understanding of financial products and services	Reducing risk of exclusion and better quality of life for vulnerable people	Promoting cultural events and programmes
On top of direct community action, we cooperate with, and channel our support through, local non-governmental organization (NGOs), social charities, and corporate volunteering. In some cases, cooperation is through foundations that the bank runs in several markets, including Argentina, Mexico, Poland, Portugal, Spain, and the UK.
We target our support to different groups depending on their needs. Our support for vulnerable people focuses on sensitive groups (due to gender, disability, age, lack of digital skills, financial difficulty, and other reasons). We usually target cultural activities at the general public, though we also include vulnerable groups to facilitate their access to events and programmes.
Financial education
We continue to reinforce financial education as a strategic lever for progress that boosts financial health and social inclusion in the markets where we operate.
In 2025, we carried out a simplification and alignment exercise in all our markets Group, which prioritized initiatives with greater reach, quality and evidence of impact. We combine solutions based on target audiences and intended outcomes: on the one hand, more efficient and scalable digital initiatives; and on the other, in-person initiatives that focus on vulnerable groups.
In 2025, we presented the 'The Currency of Learning' report in London, which includes the results of a global survey on financial education conducted in over 10 markets. The findings of this report have been instrumental in guiding our strategy. They highlight the importance of scaling digital learning, improving results traceability, and embedding financial education in the customer journey, particularly during key customer interaction. The full report is available to the public at santander.com62.
Guided by the OECD Principles and the Corporate Guide to Financial Education, we continue to strengthen common standards for measuring and reporting beneficiaries. In 2025, 3.4 million people took part in or accessed our financial education initiatives and content63, which in social media terms means people engaging with the content (not just the scope of the activity).

For more details on financial education, see santander.com/es/nuestro-compromiso/crecimiento- inclusivo-y-sostenible/educación-financiera
Humanitarian crises
As a global financial institution that operates in several regions and markets, Santander is fully aware of the impact that disasters with significant social consequences can have on the well-being of individuals and communities. Against this backdrop, the Group has since 2023 a Humanitarian Crises Guide to provide a structured framework for responding effectively to such events. Through our protocol, we offer coordinated support to affected citizens, customers and employees.
Over the past two years, the Group has played an active role — including financial assistance — in relief efforts amid several humanitarian crises. These include the dana (flash floods) in Valencia, Spain; wildfires in Valparaíso, Chile; floods in Rio Grande do Sul, Brazil, and in the southern provinces of Lower Silesia and Opole, Poland;, the humanitarian crisis in the Gaza Strip; and earthquakes in Gansu and Qinghai, China.
In 2025, Santander reaffirmed its commitment to communities affected by humanitarian emergencies by continuing to focus on promoting economic recovery, social stability and sustainable development. Recent initiatives include support to the people affected by the floods in Valencia, Spain, and Bahía Blanca, Argentina.
Charitable foundations
Fundación Banco Santander, which is based in Spain, works to build a fair, inclusive and sustainable society by financing and running several cultural, educational, social and environmental projects. Dividends from shares donated by the bank enable it to cover the costs (at least partially) associated with fulfilling its founding purposes. Among its activities, it manages the bank’s art collection and finances cultural productions and activities in theatres, auditoriums, museums and cultural centres, as well as providing support to NGOs and third-sector organizations. Over the past year, a particularly key initiative was the transformation of the bank’s former headquarters on Paseo de Pereda in the city of Santander into Faro Santander, a space to showcase the bank’s art collection alongside research-, technology- and culture-related exhibitions and activities. Moreover, Fundación Banco Santander promotes the development of Spanish universities through collaboration agreements.

For more details, see fundacionbancosantander.com/es/fundacion/transparencia.
60 Includes the social contributions of the foundations linked to the Group.
61 Based on the internal 'People Helped' methodology, which considers international best practices. Calculated with partners’ certified data or with conservative estimates based on recognized conversion factors. The figure of people and organizations helped through Santander Polska in 2025 is 1.1 million.
62 santander.com/en/stories/santander-releases-the-report-the-currency-of-learning-global-perspectives-on-financial-education
63 The figure of people helped through financial education initiatives by Santander Polska in 2025 is 0.8 million.
Annual report 2025    84

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
We have other Santander foundations in markets where we operate (Argentina, USA, Mexico, Poland, Portugal and the UK), which add to the number of initiatives we run. While their primary focus is cultural and social, they also align with the bank’s community support priorities.

For more details on our foundations in other countries, see esg.santander.pl (Poland), fundacionsantander/argentina (Argentina), and fundacaosantanderportugal.pt (Portugal).
Corporate volunteering
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

59.8 k	15.5 k
working hours volunteered	employees who have volunteered[64]

We have a global corporate volunteering guide that sets out a common framework for this activity. At local level, each subsidiary runs initiatives that are tailored to the specific needs of its region to strengthen community ties and maximize positive impact.
Within this framework, our volunteering programmes are primarily structured around education, employability, entrepreneurship, social inclusion and financial education, which account for the majority of the initiatives carried out across the different geographies. Alongside these areas, we also promote community support actions in other fields, such as environmental initiatives, which complement our work and strengthen the positive impact in the territories where we operate.
We also promote volunteer activities in the context of team events, where in addition to supporting social causes, we foster skills such as collaboration, teamwork, empathy, and communication.
3.3 Our customers
Our customer-centric approach is a fundamental lever to create sustainable value,65build a digital bank with branches, and provide a multi-channel proposition that covers all of our customers' financial needs. We operate through five global businesses that serve various customer types, including individuals, SMEs, large corporations and public entities.66.
This chapter focuses on individual customers who use the products and services that the Group offers and enter into a contractual relationship with us. This includes customers who, due to their circumstances, may be particularly vulnerable to the marketing of products and services.
For more details on the main impact that stems from relationships with corporate customers, see section 3.2.3 ‘Management of environmental and social aspects’.
64 The figure of employees participation in Santander Polska in 2025 is 882.
65 For more details on customer dialogue, see section 1.3. 'Stakeholder engagement'.
66 The actions outlined in this section are specific to Santander and not sector-wide.
Annual report 2025    85

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3.3.1 Conduct with customers
In this section we explain how Santander manages these IROs with regards to conduct towards customers:

R	Potential losses due to complaints or a reduction in the number of customers because of inadequate customer practices.

I-	Negative impact on the customer if the bank fails to provide sufficient information on products or services.

I-	Negative impact on the customer if they do not have access to complaints channels or if, after making a complaint, the bank fails to take the necessary action.

i. Customer conduct principles
Customer conduct risk model
Our customer conduct risk model promotes transparency, fairness, and responsibility in all customer engagement, including product design, pricing, complaint handling, and financial education, while preventing over-indebtedness and protecting vulnerable customers67.
This model outlines the governance, key processes and instruments that enable us to mitigate and manage customer conduct risk at every stage of our relationship with them.
Model principles
→End-to-end product and service approval and monitoring cycle that, cover design, sales, and post-sale; fair treatment; customer- focused product and service design; and transparency in all customer engagement.
→Responsible pricing and sales practices.
→Special focus on vulnerable customers or those under special circumstances, and prevention of over-indebtedness.
→Protection of customers’ personal data and use exclusively for authorized purposes.
→Easy, fair, secure and efficient access to complaint mechanisms.
→Promotion of financial literacy so consumers can understand financial products and risks, make informed decisions, and ensure suitable protection.
→Ensure strong controls and secure mechanisms to protect consumers’ assets.
Key processes
→Robust approval and ratification of products and services.
→Customer conduct training.
→Sales oversight, with special focus on the classification and suitability of products and services; advertising and monitoring throughout the product lifecycle; and complaints handling (Customer service and dissatisfaction management policy).
→Conduct-related remuneration of sales and support teams with regards to proper conduct behaviours (Remuneration policy).
→Risk and control self-assessment on conduct risks.
Governance and remit
→Our Conduct risk management team within Compliance develops and oversees how we engage and manage risk with our customers according to the Conduct with customers risk model.
→The board of directors approves the Approval of products and service policy, while local and Group product governance forums assess and approve products and services.
→The board is also responsible for approving of the Group Remuneration policy, while the remuneration and risk committees, with the support of the Human Resources and Compliance functions, monitor this policy’s compliance.
Our conduct risk identification and assessment seeks to proactively identify behaviours or practices that may lead to regulatory breaches, customer detriment, or reputational harm. Ensuring fair customer outcomes takes a coordinated approach that involves the first and second lines of defence to ensure a comprehensive risk assessment.
Through the continuous monitoring of risks, indicators and mitigation tools, the Group ensures early detection and effective response to situations that may compromise customer protection.
The Group has strengthened complaints handling through further monitoring of the customer voice by analysing complaints and conduct events through key metrics, enabling early identification of risks and trends and supporting timely mitigation actions.

For more details on internal conduct events, see Note 25 of the annual accounts.
ii. Product and service marketing and design
Product and service governance
The Approval of products and services policy regulates the product approval process at local and Group level by defining roles and responsibilities and setting criteria for product assessment, approval and monitoring, which builds on the conduct risk with customers management model. Santander has a well-established, robust and consistent product governance, that the Group Compliance team owns and manages. It is an end-to-end cycle that regulates the approval and monitoring of products and services,
67 For more information on our human rights commitment to our customers, see section 1.4 on our commitment to human rights.
Annual report 2025    86

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
covering their design, sale, and post-sale stages and ensuring approval of proposals according to regulatory requirements, ethical principles and market conduct, both at local and Group level.
Product governance forums are responsible for implementing this policy when approving products and services, as well as defining approval requirements and coordinating validation, which includes monitoring and reporting to senior management. We only approve products and services once we've assessed all risks and forum members are unanimously in favour.
Conduct training
Training is key to boosting knowledge to foster consumer protection. The Compliance function, with the support of People & Culture, draws up mandatory refresher training for all employees on managing and mitigating customer conduct risk.
All units ensure strict compliance with local requirements; supported by robust training.
Quality and conduct metrics in sales teams’ remuneration
The Group establishes requirements to ensure we link variable pay to service quality and conduct metrics. This approach promotes greater awareness and proactive management of customer relationships, encourages high levels of transparency, and supports the identification of appropriate target audiences.
Sales monitoring
The Group has mechanisms to monitor products and services throughout their life cycle. These enable us to detect and manage (as early as possible) potential deterioration, failures in marketing, and non-compliance with the terms and conditions under which they were approved. We analyse and monitor:
•Customer voice: Queries, complaints and surveys are a key source of information to identify deficiencies in marketing and customer engagement, and to draw up improvement plans; and
•Sales metrics and controls: Monitoring the percentage of product or service cancellations shortly after sign-up.
iii. Post-sales
Complaints handling
The Customer service and dissatisfaction management policy outlines the principle of making multiple channels available to avoid the potential impact of not having suitable means for customers to convey their issues or dissatisfaction and to promote the fact that we have channels that adapt to our customers’ needs and preferences.
Additionally, customers can escalate complaints through external channels when they are in place, such as the Financial Ombudsman, regulatory bodies, and consumer agencies, if they are not satisfied with how we have handled the complaint.
Units continue investing in digital channels to speed up case resolution and help customers self-manage certain queries. Root-cause analysis and mitigation plans are an essential component of complaints handling that is continuously being strengthened.
In 2025, the total number of formal complaints received was 772,780 for a total customer base of 180 million. For further information, see NS 7.4 'Customers' (Table 24. Total complaints).
iv. Vulnerable customers
In this section we cover how Santander manages this IRO:

I-	Negative impact on the customer by failing to guarantee access to, or the use of, products and services that may present certain obstacles or weak spots.

Vulnerable customers are those who, due to personal, social, economic, educational, cultural or health-related factors, whether temporary or permanent, experiences difficulties in understanding, accessing or exercising their rights as a consumer on an equal basis, and therefore requires adapted support to ensure their inclusion and effective protection.
Given the wide range of challenges, we have developed a comprehensive approach of support them – in terms of how products are developed, communicated and in all interactions.
We look to identify and consider customer vulnerabilities through specific standards and dedicated procedures, and try to prevent and mitigate any detriment. In 2025, the Group strengthened its approach to vulnerable customers, defining common minimum standards across all markets while allowing local adaptation in line with local regulation, commitment and strategy. This includes local and Group-level processes to identify and monitor customers under special circumstances.
In 2025, Santander Spain reached a landmark by becoming the first IBEX-listed company to certify a 360º accessibility commitment by AENOR, covering physical and digital channels and ensuring that all products, services and relationship channels are accessible for all customers, regardless their diverse physical, sensory, cognitive, or age-related abilities.
Annual report 2025    87

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3.3.2 Financial inclusion and financial health
This section outlines how we manage the following IRO:

I+	Positive impact on customers due to the bank’s offer of products and services that adapt to their needs and expectations and promote financial inclusion and health.

i. Financial inclusion and health as a key driver of social progress
Financial health and inclusion are a priority for Santander in contributing to social progress and promoting prosperity and entrepreneurship.
We use the World Bank's Global Findex Database to calculate the number of unbanked, underbanked and financially distressed people due to access and financing issues in the markets where we operate as a retail bank. In particular, we:
•consider several components of financial exclusion and aggregate indicators to cover all our target audiences;
•define an inclusive financial system as one that maximizes the use of financial products and services, access and financing;
•measure involuntary financial exclusion through barriers that people who do not participate in the formal financial system perceive; and
•apply a correction factor that matches our business penetration rate in the markets where we operate.
Thanks to our financial inclusion efforts, we achieved our objective of reaching five million new people with at least one financial inclusion measure during the period 2023-2025 reaching 6.3 million people. This ambition aligns with our market penetration levels and the gaps identified in our exclusion analysis.
Our processes pinpoint the needs of customers facing financial difficulty so we can develop products and services and train our teams.68
These processes are consistent with our customer conduct model, vulnerable customer policy, and responsible banking and sustainability policy.
In 2025, we updated our Corporate Financial Inclusion guide to reflect best practice. We also changed how we monitor and measure progress, differentiating between financial inclusion and financial health. The updated guide continues to enable the homogeneous measurement of access and financing initiatives across markets and sets out these common definitions:
•Unbanked: People who do not have a bank account or access to any banking services.
•Underbanked: People who, despite having a bank account, have difficulty accessing basic services (e.g. making deposits and withdrawals) or who source financing informally.
•People in financial distress: People who earn less than their country’s legal minimum wage or who are unable to cover basic living expenses.
The guide also provides a consistent metrics system for monitoring and managing access and financing initiatives. Though we have achieved our ambition, we will continue working to increase access, improve the use of financial services, and strengthen our support for vulnerable individuals and communities.

New people benefiting from financial inclusion measuresA,C		Target
		+5 mnB
1.8 m	4.3 m	6.3 m
2023	2024	2025
In 2025, we financially included nearly 1 million people through access initiatives; and 1 million people through finance initiatives.
A.Based on our internal financial inclusion methodology. This includes the principles, definitions and standards we use consistently across our footprint to count the number of people we include financially through initiatives, products and services for access and finance.
B. Cumulative figure since 2023.
C. The figure of people financially included through Santander Polska in 2025 is 0.5 million.

68 For more details, see santander.com/informe-inclusion-financiera.
Annual report 2025    88

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Access
c. 1 million
new people benefiting from access-related financial inclusion measures
We help unbanked and underbanked people enter the financial system and gain access to basic financial services, encourage them to use financial services that are tailored to their needs and barriers, have greater control over their finances, and enjoy faster and more secure transactions.
In 2025, our initiatives continued to:
•adapt to developing and mature market needs:
▪In developing markets, we focus on providing access to bank accounts and cash deposit and withdrawal services to unbanked and underbanked people. Our stand-out initiatives include partnerships with merchants in Mexico to offer Santander services and financial inclusion branches in Argentina.
▪In mature markets with high account penetration but an exodus of people from rural areas and an ageing population, we focus on continuity in access to basic financial services. Stand-out initiatives include Correos Cash and the waiving of fees for vulnerable customers in Spain.
•offer access amid humanitarian crises. We make mobile branches available to remain close to our customers in the most affected areas and keep key financial services running, such as cash withdrawals, salary advance and payment holiday requests, and insurance claims. For more details on our actions during humanitarian crises, see section 3.2.4 'Community support'.
•promote inclusion. We are constantly adapting branches, products, services and channels for people with disabilities and senior citizens to be able to access them both in person and online.
We do all of this by harnessing technology to drive financial inclusion and overcome some of the barriers that prevent unbanked and underbanked people from accessing financial products and services.

Access initiatives and services:
Basic financial solutions
Promote access to the financial system for unbanked individuals (accounts, insurance, etc.) and maintain access for potentially excluded groups, such as the elderly or others facing vulnerabilities.
Basic accountsA
Support to senior citizen customersB

Promoting access to cash and transactions Facilitate community access to cash through our branches and ATMs in remote areas, and partnerships with public and private entities that extend our reach.	Branches in underbanked and remote regionsC
Digital wallets and points of saleD
Partnerships to reach underserved communitiesE
Beyond retail and commercial banking solutions, the Payments business provides through Getnet digital payment solutions to individuals and merchants, particularly those who are underserved or underbanked, with a strong presence in Latin America.
Annual report 2025    89

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Finance
1 million
new people benefiting from finance-related financial inclusion measures
We finance underbanked SMEs and entrepreneurs, as well as the basic needs of low-income households through products and services that we tailor to their needs.
Our microfinance proposition supports inclusive growth and economic development in Latin America, where the financial inclusion gap is wide. We have been offering microfinance services to low-income and underbanked entrepreneurs since 2002. We help our customers set up small businesses, which drive economic growth and social mobility.
Through these initiatives, available in Brasil, Mexico, Peru and Colombia, we offer loans to boost new ventures’ income-generating capacity and help microentrepreneurs safeguard their businesses through financing that meets their working capital needs. A large portion of the customers under these initiatives are women, who are less likely to access financial services in developing markets.
In 2025, we continued to:
•build on our business proposition from microcredit to microfinance by extending our customer value proposition through solutions that go beyond credit (basic accounts, financial education, microinsurance and other services);
•make business models more efficient, without jeopardizing the social impact of our proposition. For instance, we leveraged the use of technology to open low-cost mobile branches and improved handling procedures to minimize the time from microloan application to making funds available to our customers; and
•combine the group and individual credit model to adjust it to our customers’ circumstances and needs, leaning towards the individual model in Peru and Colombia and growing — albeit at a lower rate — in Mexico.

Other finance-based initiatives and services
Support for entrepreneurs and SMEs Financing programs for entrepreneurs, start-ups, and SMEs with limited access to the financial system and credit.	Products oriented to providing credits to SMEs

Financing low-income households' basic needs We offer products and services that enable low-income households to access housing and meet other basic financial needs.	Affordable housing supplyF
Support for low-income households and people with difficulty accessing creditG
A.In some countries, we have basic bank accounts that go beyond regulation in order to serve the bottom of the pyramid. For instance, the Cuenta LIfe in Chile or the no-fee account for vulnerable customers in Spain.
B.We have value propositions aimed at the elderly in several countries. For instance, tailor-made products for retirees in Mexico and Argentina; services such as SuperLinha Senior in Portugal to help seniors with limited digital skills; and third-party access initiatives in the UK to support seniors who need to be cared for.
C.In Spain, branches in remote (or sparsely populated) areas to facilitate access to credit and combat social exclusion in communities of less than 10,000 inhabitants. In Portugal, branches in low-income, small or isolated regions, such as the Azores and Madeira. In Argentina, we have financial inclusion branches and remote agents in the marginal environment of Buenos Aires and vulnerable communities. In Poland, ATMs in municipalities where there is no Santander branch or partner point of sale. In Uruguay, we have installed three mobile branches (the first in 2020) to reach areas with low levels of banking penetration.
D.In Poland, we included the Cashless Poland programme to promote the use of payment terminals in places where the use of digital media is low, as well as the use of our associated Partner Outlets points of sale. In Chile, we included Mas Lucas.
E.Agreements with Correos Cash in Spain, partnerships with retailers such as Oxxo and 7Eleven in Mexico, and agreements with third parties in Uruguay (e.g. Abitab, Red Pagos).
F.In Spain, the bank participates in the Social Housing Fund, which facilitates renting for people on low income. It also has affordable rental housing. In the US, as part of its Communities plan, Santander US provides support for the construction, maintenance and rehabilitation of homes for low- and moderate-income households.
G.We have initiatives to help groups with difficulties in accessing credit; among them, in Spain, we lend to SMEs at their risk limit; in the US, we lend to small businesses operating in low- and moderate-income communities; in Argentina, we lend to entrepreneurs with little credit history. In Mexico, we offer special credit programmes to people at the bottom of the pyramid.
ii. Progress on financial health
In 2025, we continued to strengthen a common financial health approach in all the Group’s markets. We define financial health as individuals’ ability to manage their finances in a way that enables them to meet short-term needs while planning for and achieving long-term goals, generating stability, and reducing the risk of financial hardship.
Throughout the year, we made headway with identifying and building on initiatives that help customers’ develop financial skills. We combined global tools — such as goal-setting solutions and planning resources within our banking app in certain countries —
with local action, including tailored financial education content and practical guidance that align with market-specific needs.
As part of this, we came up with a common financial health definition and measurement guide that will enable homogeneous and comparable progress assessment across markets. Our framework directly complements our financial education and inclusion efforts and ensures that individuals not only gain access to the financial system but also acquire the knowledge and tools needed to use it responsibly and effectively.
In 2025, the Pay Smarter concept was introduced to promote a more informed use of credit cards as a financial management tool. This approach is structured around three pillars aligned with
Annual report 2025    90

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
financial health objectives (benefits, control and security) and has already been deployed in most retail markets through our owned channels (website, mobile app, branches and contact centres).
In 2026, its rollout will continue under a phased plan to reinforce message consistency and support a common understanding of the responsible use of payment instruments among customers and employees. This expansion includes extending digital content and providing training to commercial teams to promote consistent communication.
For more details on our financial education programmes for customers and non-customers alike, see section 3.2.4 ‘Community Support’.
3.3.3 Privacy, data protection and cybersecurity
This section outlines how we manage these IROs:

I-
Potential infringement of customers’, employees’ or shareholders’ rights due to a lack of appropriate technical or organizational measures to protect their personal data in accordance with applicable law and Group standards.

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
Our commitment to complying with regulation on the protection of personal data throughout their life cycle is key in this regard. Our corporate policies and standards remain consistent with data protection and privacy laws at all times, with ethical and transparent management of personal data to enable individuals to exercise greater control over their data.
We apply measures to obtain and use only the data that is strictly necessary to process personal data for legitimate purposes. The aim of these technical and organizational measures is to preserve the confidentiality, integrity, availability and resilience of the systems and services that we use to process data, to achieve the correct protection of data subjects’ rights and freedoms, and to boost individuals’ and broader society’s trust.
We created our compliance programme by following the privacy standards to manage data protection risk correctly. It is based on:
•local units’ responsibility to abide by the General Data Protection Regulation (GDPR) and/or local regulation on data protection; and
•a robust governance model that comprises:
1.corporate and local data protection policies;
2.a data protection officer (DPO) and/or privacy champions in each unit. We formally disclose DPO appointees to local authorities; and
3.a corporate oversight programme based on the monitoring of management indicators and annual reviews.
Other measures that strengthen our data protection management are:
•procedures to manage security incidents and the risks arising from actual or suspected unauthorized access, disclosure, or use of personal data, with area-owned action plans when required;
•cooperation with third-party service providers that must comply with data protection regulation. Data processors are subject to a suitability test that we monitor through management indicators and review regularly;
•reviews on our compliance with data protection laws, which our Internal audit area performs as part of its annual programme;
•corporate tools that help us manage data protection-related tasks by bringing together and monitoring control information through indicators and the annual review programme. For instance, we regularly update our data processing inventory and report on indicators and security incidents; and
•employee training and awareness campaigns on data protection, which form part of our mandatory annual curriculum and that we monitor through management indicators.
ii. Cybersecurity
Cybersecurity provides vital support to our purpose of helping people and businesses prosper and our aim to provide customers with first-rate digital services.
The Group operates under a cybersecurity framework that Banco Santander’s board of directors approved and the subsidiaries’ governing bodies adopted. This framework sets out the governance, functions, roles and responsibilities for cybersecurity management across the Group, including the role of the global Chief Information Security Officer. A set of cybersecurity policies, which align with international standards and we review continuously, supports this framework to maintain and enhance security levels.
To assess how we’re doing on cybersecurity within the industry, we monitor the security rating that an independent third party provides us. Bitsight Company gives us with a score between 250 and 900 (with 740-900 considered 'Advanced') based on public information and externally visible network traffic and systems. In 2025, we scored 800 points, which put us in the upper quartile among our peers and meant that we hit our target.
Protecting our customers’ and employees’ information is the responsibility of every Santander employee. We outline this in another policy under our cybersecurity framework: Cybersecurity standards for the protection of Santander, which sets out the principles that we must follow.
In 2025, we continued to strengthen cybersecurity awareness across our teams by:
Annual report 2025    91

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•conducting regular ethical phishing exercises for all employees, with targeted simulations for higher-risk groups such as IT administrators and payment agents;
•reinforcing key protective behaviours through the Cyber First campaign, emphasising the importance of reporting suspicious incidents or communications;
•updating mandatory cybersecurity training to address emerging threats, including malicious emails, messages or calls, deepfakes, identity theft and social engineering;
•updating specialized training for high-risk groups such as payment agents, IT professionals and developers, digital asset owners, board members, and executives and their support teams.
•delivering targeted fraud prevention training for case management teams in call centres and branches;
•issuing mandatory guidelines for specific groups — developers, IT administrators, call centre staff and other critical profiles — to reinforce good security and compliance practices; and
•introducing the Cyberrisk Score indicator for team leaders to embed individual cybersecurity results in annual performance reviews.
To help customers protect themselves better online, we combine education, in-person experiences and awareness campaigns with impact measurement mechanisms that enable us to adapt content to market needs. In 2025, the digital campaign detailed below achieved an engagement rate of 74%, which was up on the previous year.
•Santander Open Academy. An open education platform for large-scale digital learning. In 2025, we launched the course 'Digital Safety for Daily Life', an eight-hour programme comprising four modules on essential online protection habits and fraud prevention strengthening access to cybersecurity education content for the general public.
•Santander WorkCafé. In-person workshops for retail and corporate customers on digital risks and prevention. In 2025, we ran these workshops in Brazil, Mexico, Poland, Portugal, Spain and the UK, and achieved a satisfaction rating of over 9 out of 10.
•Global awareness campaigns. The Group ran two creative initiatives under the 'Everyday Cyber' platform: 'Obvious Passwords', which focused on choosing secure passwords; and 'Deepfakes: The new wolves', a new take on Little Red Riding Hood that warns about the risks of impersonation through AI. We rolled out each of these initiatives, which combined an innovative narrative and practical guidance, across all our markets.
•Local innovation. In Spain, we launched a dedicated WhatsApp channel for digital awareness, surpassing 30,000 followers in under one year. In Brazil and the UK, the Security Hub (part of the mobile app), provides interactive and accessible cybersecurity content.
•Titania and Protocolo Alice. Our fiction podcast Titania, which won the Global Ondas Podcast Award for Best Branded Content, expanded its reach through the Brazilian version Protocolo Alice, exceeding 37 million views in 2025.
In 2025, we continued to promote collaboration with public and private organizations on cybersecurity and online fraud prevention:
•We continued to play a key role in the Financial Services Information Sharing and Analysis Center (FS-ISAC) for the exchange of cybersecurity information in Europe and remained a member of it European board. Headquartered in The Hague, the FS-ISAC has over 1,000 members from 174 entities, including major banks, Swift and Europol.
•Santander is part of the leadership team of the US Ransomware Task Force, whose objective is to improve prevention and response capabilities against ransomware attacks. We helped set up the Brazilian Ransomware Task Force alongside the Government of Brazil and the Organization of American States, and are working on the same initiative in Mexico.
•We contributed to World Economic Forum initiatives on cybersecurity and the fight against cybercrime. This includes taking part in ATLAS and Partnership Against Crime and in various working groups that focused on using AI to combat cybercrime, reducing the cybersecurity talent gap, and strengthening capabilities through public-private partnerships.
•We’re part of several initiatives alongside such international organization as the Institute of International Finance (IIF), European Financial Services Round Table, European Banking Federation, DigitalEurope, and the European Cyber Security Organisation.
•We organised the third Horizon Conference in London, bringing together over 100 organizations from 14 sectors for two days of collaboration and intersectoral crisis simulation exercises.
•We play a global leadership role in the field of post-quantum security, as founder and current chair of the Europol Quantum Safe Financial Forum. Moreover, we play an active role in the main forums that outline the mechanisms of the transition, including FS-ISAC, G7 Cyber Experts Group, EFR, NIST, IIF, and Centre for European Policy Studies (CEPS).
Annual report 2025    92

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4. Business conduct
(Governance information)
4.1 Corporate culture
Our culture
The Santander Way sets out the common standards and values we want to prevail across the Group. These are reflected in our Global Culture Policy. In 2025, we strengthened our culture by promoting new ways of working and professional development:
1.    Deliver, Develop, Transform. In 2025, we launched three new principles that guide the way we work and lead at Santander. These principles, co-created with professionals across the Group, were initially rolled out to managers, with the ambition of extending them to the entire organization during 2026. They provide practical guidance for leading in an environment of constant transformation.
2. Learning and development: We have increased our efforts to give our employees the necessary tools and resources to enhance their skills and employability, aligning us with the most critical business and market demands.
3.    We promote flexible and agile working models that enable our teams to grow and participate in transformational projects — such as the adoption of AI — to drive innovation and efficiency across the Group.
4.    We foster an inclusive culture built on diverse and complementary teams. Our aim is for teams to reflect the diversity of the environments in which we operate.
5.    We care for our people through a well-being strategy that promotes healthy habits and work–life balance.
6.    We encourage our employees to take part in volunteering initiatives on financial education, inclusion, education, employability, entrepreneurship and other local needs.
7.    Through YourVoice, we listen to our teams and implement action plans that help us continue to build the best place to work.

Our behaviours

Our principles
→Deliver
•Think ValueA
•Think CustomerB
•Make the right decisions at the right time
→Develop
•Build high-performing teams
•Set clear goals and provide feedback
•Ensure a positive working environment
→Transform
•Lead change
•Think GlobalC
•Trust and collaborate
•Foster a strategic mindset

Our strong risk management culture

A. We want to become the leading bank across our footprint and to maximize shareholder value.
B. We want to be our customer’s bank of choice.
C. We’re building ONE Santander to harness our unique combination of global strength and local leadership.

Annual report 2025    93

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.2 Ethical conduct
In this section we cover how Santander manages this IRO:

I+	Act responsibly and consider investors’ interests and the impact on employees, broader society and the environment; pay taxes to support the distribution of wealth.

I-	Harm broader society through bribery or corruption.

R	Risk stemming from improper conduct that makes illicit funds or assets appear legitimate and, therefore, facilitates illegal activity or to benefit from it.

4.2.1 Conduct standards
Our General Code of Conduct (GCC) sets out the behaviours and values that all Grupo Santander employees must abide by when engaging with colleagues, customers, vendors and broader society. It helps promote a solid risk management and compliance culture and acts as a mechanism to prevent the risks we are exposed to. It is available on our corporate website for all stakeholders to read.
The GCC promotes equal opportunity, non-discrimination, zero tolerance for sexual or work-related harassment, respect for others, work-life balance and human rights.
The Grupo Santander board of directors approves the GCC, which all Group employees — general workforce, top management and members of the management bodies of the units that make up Grupo Santander — must be aware of and comply with.
The GCC’s core implementation mechanisms are:
i.mandatory training for employees on the GCC through an annual course that instils the guidelines they must follow in their day-to-day to prevent possible risks, such as the Group’s criminal responsibility; how to handle conflicts of interest according to our policy,69and what to do if they receive gifts and invitations from people outside Grupo Santander. We supplement GCC training with a statement that reinforces our employees’ pledge to comply with it;
ii.campaigns via email, Intranet and other media to boost employees’ awareness of the GCC, as well as of Canal Abierto and the latest whistleblower protection laws;
iii.the Compliance area, which deals with employees’ queries on the enforcement of the GCC;
iv.Canal Abierto, our whistleblowing channel where employees and stakeholders can report violations of the GCC and of our corporate behaviours; and
v.Breaches to the GCC are managed and sanctioned in accordance with applicable regulations.
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
4.2.2 Responsible taxation
The principles that guide the Group’s tax practices are consistent with its purpose and aligned with business strategy. The board of directors approves our tax strategy and revises it regularly.
The Group’s tax risk management and control, which draws on our internal control model, sets out the actions to follow our tax strategy and the principles that underpin it.
We participate in cooperative compliance initiatives that tax authorities run. Since 2010, we've adhered to the Spanish Code of Good Tax Practices and the UK Code of Practice on Taxation for Banks and, more recently, to the Portuguese Code of Good Tax Practices in 2022. Since 2015, we've voluntarily submitted an annual tax transparency report to Spain's tax authority.
The principles of Grupo Santander’s tax strategy must enable us to make appropriate contributions according to the value creation in each of the markets where we operate, as well as to comply with local laws.
Core principles of Santander’s tax strategy

•Meet our tax obligations based on a reasonable interpretation of tax laws, grounded on their spirit and intention.
•Respect the rules on transfer pricing and pay taxes in each market according to our operations, assumed risk, and profits.
•Not give tax advice or planning strategies when marketing and selling financial products and services. Not engage in transactions or activities that enable unlawful tax avoidance by our customers.
•Disclose Santander's total tax contribution clearly, distinguishing between taxes borne by the Group and by third parties in our core markets.
•Not create, or acquire a stake in entities registered in countries or territories considered 'non-cooperative jurisdictions' without board approval; and properly monitor the Group's operations in such territories.

For more details on the Group’s tax strategy, see santander.com.

The Group’s tax contribution and the key role that our subsidiaries play in the effective application of the tax systems of their respective markets are a vital component of the Group’s contribution to sustainable and inclusive growth.
69 The Conflicts of Interest Policy has been updated to align it with the General Code of Conduct (updated in 2024) and to simplify it. In addition, the Procurement Management Conduct Policy has been integrated into this policy.
Annual report 2025    94

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
In 2025, the Group paid EUR 22.1 billion in taxes, of which EUR 9.6 billion account for taxes we paid directly to the tax authorities (46.3% of profit before taxes) and the rest in taxes collected from our business operations with third parties.
The taxes the Group paid directly are part of the cash flow statement and mainly correspond to the income tax paid in 2025 (EUR 5 billion at an effective rate of 24.0%).
There is usually a mismatch in the taxes we pay directly and those recorded in the financial statements because the payment date set by the laws of each country is often different to the accrual date of the income or the transactions subject to tax. The income tax expense recorded for the year amounts to EUR 5.1 billion, which means an effective rate of 24.9% (see Note 27 to the consolidated report).

For more details on the Group's tax contribution, see SN 7.7 'Tax contribution'.
4.2.3 Financial crime compliance (FCC)
Grupo Santander is firmly committed to the fight against financial crime and compliance with financial crime prevention regulation in every market where we operate.
Our Group board-approved and unit-ratified Corporate financial crime compliance (FCC) framework sets out the key principles for preventing financial crime, which underpin these programmes: the anti-money laundering and terrorism financing prevention programme (CFT); the sanctions programme; and, since 2023, the anti-bribery and anti-corruption programme (ABC). This framework is available to all employees and interested third parties.
Moreover, we use information channels to raise awareness of the importance of financial crime compliance. We reach out to all our stakeholders through annual training programmes, communications channels (corporate and unit Intranet sites), awareness campaigns, internal newsletters and best practices so that they can learn about and understand their responsibilities across the Group’s entire operations.
We draw up the policies that build on this framework (including customer due diligence — CDD — procedures) according to domestic and international financial crime regulation to manage and mitigate the impacts and risks related to FCC and protect the Group’s integrity in all our businesses and operations. We constantly review and update our policies to remain consistent with regulatory amendments and new and ever-changing external threats.
Moreover, we have a common oversight methodology that enables us to verify that all our operations comply with this framework under the most demanding, standardized criteria that the centralized and technical FCC function in our markets endorse. This function also plays a crucial role in promoting FCC culture and awareness to all Grupo Santander employees.
The central and unit-based Financial Crime Prevention teams engage in constant dialogue with all the Group’s businesses and functions to identify new risk types, overcome emerging challenges to prevent those risks, and implement risk management, control and mitigation best practice. Some of the salient responsible banking topics to highlight are: People in special situations, and People trafficking and exploitation and environmental crime.

For more details on our provisions, see Note 25 of this report.
People in special situations
Our FCC onboarding supports the Group’s ambition to help people in special situations70 get access to financial services and requires business units to mitigate the potential financial crime risk related to these groups, based on objective criteria and compliance with FCC regulation.
Our mandatory FCC procedures (identification, risk segmentation and due diligence) for people in special situations to access banking services and the document updates we perform under our FCC framework are free of bias and subject to strict compliance with the law. Moreover, the Group has been and will continue to run remote and in-person onboarding that gives equal access and opportunity that best adapt to each customers’ circumstances.
People trafficking and exploitation and environmental crime
Our customer risk assessment considers the risks stemming from the sectors that our customers operate in. To categorize a sector, we consider exposure to corrupt practices, people trafficking, modern slavery, labour exploitation, child abuse and environmental crime. We subject these sectors to further know- your-customer due diligence to be absolutely sure of their level of exposure or link to those types of practices. We also have transaction control systems that enable us to detect irregular movements that may come from or be related to such practices.
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
Bribery and corruption
The Group reviewed and refined its ABC framework to strengthen its practical application and ensure clear accountability within the relevant functions, reinforcing a culture of integrity and responsible conduct.
The Group conducts regular Risk and Control Self-Assessments (RCSA) across all units to identify and evaluate residual financial crime risks within the organization. This process assesses the inherent risks of business activities — including those related to money laundering, terrorist financing, bribery, corruption, and others — and the suitability of the controls in place to mitigate them.
70 People in special situations (non-exhaustive list): individuals living in extremely rural areas, those residing in care facilities or pensioners, people unable to manage their financial affairs, gender expression, students and young people, individuals living in shelters or refuges, prisoners and those on parole, international students, economic migrants, refugees, and isolated individuals.
Annual report 2025    95

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
In 2025, the Group continued to strengthen its awareness and training strategy through its Global Mandatory Training Programme, which ensures consistent coverage of all Financial Crime Compliance (FCC) risk areas, including (ABC). This programme combines foundational training for all employees with tailored sessions for specific functions and risk profiles. Additionally, the members of the board of directors also receive specialised training in this area.
Training remains a key performance indicator of the Group’s commitment to mitigating bribery, corruption, and other financial crime risks, ensuring that all employees—across the first, second, and third lines of defence—understand their roles and responsibilities in managing FCC.
As one of our KPIs, the number of employees we train in the Group highlights our firm commitment to mitigating bribery, corruption and other FCC risks. This covers all risk takers functions. In particular:
◦146,586 employees trained in FCC.

For more details on this topic, see section 4.4 'Our suppliers'.
Detecting and managing FCC incidents
In 2025, the Group maintained a robust system for detecting, investigating, and managing financial crime incidents, in full compliance with applicable FCC laws and regulations. Financial Intelligence Units (FIUs) across all markets continued to identify, assess, and report suspicious transactions — including those with potential indicators of bribery or corruption — to the competent authorities.
This system is supported by clearly defined internal controls, independent investigation mechanisms, and governance structures designed to ensure impartial and effective incident management. The outcomes of investigations are regularly reported to the Group’s management and oversight bodies to ensure transparency and accountability.
Highlights of key detection activities and cooperation with authorities’ in 2025 include:
•311,613 disclosures to authorities71
•503,838 investigations conducted72
Moreover, our whistleblowing channel, which we manage according to the General Code of Conduct and Canal Abierto policy, is where individuals can report violations of laws and internal compliance regulations related to the fight against financial crime (FCC).
In accordance with the established criteria73, and consistent with 2024, no convictions, fines or sanctions were received in this reporting period for corruption or anti-bribery matters, nor for anti-money laundering and countering the financing of terrorism (AML/CFT), that are considered material in the context of the Group’s activities.
4.3 Ethical channels
In this section we cover how Santander manages these IROs:

I+	Protection of the confidentiality of users of the bank’s ethical channel and have an effective reporting system in place that follows robust principles and procedures.

I-	Negative impact on the environment or broader society by failing to implement measures to resolve incidents through complaints or reporting channels or due to a lack of continuous improvement actions.

4.3.1 Canal Abierto
Canal Abierto is an anonymous and confidential Grupo Santander channel to report alleged unethical conduct. It protects whistleblowers by expressly prohibiting reprisals or any negative consequence against them. Every unit in the Group administers its own ethical channel according to the common standards set out in the Canal Abierto policy.
Minimum standards applicable to all channels include communication to employees of the importance of using the channel; information on how incidents have been handled and lessons learned; easy access to the channel and anonymity (if desired); external providers to receive reports according to best practice; mechanisms to manage conflicts of interest in internal investigations of reports; and regular internal audits.
The board of directors approved the Canal Abierto policy and the related use and operation procedure, and designated the Chief Compliance Officer to oversee Canal Abierto of Banco Santander. These policies and procedures are available to Group employees and stakeholders on our corporate website and the Canal Abierto platform.
Canal Abierto is available to employees on Santander Now (Intranet) and to other persons legally entitled as provided by law through our corporate website and the Canal Abierto platform.
Canal Abierto receives reports that cover conduct issues related to:
→unlawful acts at the workplace;
→irregularities or breaches of the General Code of Conduct (GCC) and its implementing regulation that may be subject to disciplinary action;
71 The data reflect the Group’s aggregated annual metric 'Number of cases reported to the regulator or Suspicious Activity Reports (SARs)', where SARs refer to reports filed by a Financial Institution to notify the authorities of transactions or activities that may be linked to money laundering, terrorist financing, or other financial crimes.
72 Investigations refer to the analysis carried out by the Second Line of Defence (2LoD) of sensitive or potentially suspicious activities that do not result in a report to the authorities, as the analysis concludes that no further escalation is required (i.e. the activity is clarified and assessed as non-suspicious, or the authorities are already aware of the event).
73 Reference is made in this Sustainability statement to judicial and administrative proceedings that have reached a conclusion during 2025 with a firm conviction, sanction or fine against an entity of the Group and which are significant to the Group due to their materiality.
Annual report 2025    96

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
→improper accounting or auditing practices, internal control or influence on external auditors (Sarbanes-Oxley Act);
→breaches of securities market regulations,
→irregularities related to sustainability matters,74
→infringements of anti-money laundering and terrorist financing regulations, internal procedures to ensure compliance with them, or bribery and corruption;
→conduct that may involve an act that infringes the law or any other regulation and, in particular, a serious or very serious criminal or administrative offence or infringement of European Union law; and
→acts or conduct that go against the Group’s corporate behaviours.
Santander handle reports received through Canal Abierto in a diligent, independent and objective manner for the benefit of the parties involved. The following criteria, which we set out in the Group’s Canal Abierto policy, reflect that pledge:
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
Every year, our employees undertake a mandatory training course on the General Code of Conduct (GCC) that includes a module on the importance of using Canal Abierto.
Moreover, we raise awareness of Canal Abierto among our employees on the handling of the reports received, the channel’s features, when to use it, and other information.
Every year, the compliance function prepares a report for the risk supervision, regulation and compliance committee and the audit committee to informing their members about the activity of the Group’s channels, key statistics, and other matters related to Canal Abierto. With the aim of providing a holistic view of incidents related to the GCC, this report has been enhanced by including more granularity and transparency of the information including data of incidents related to the GCC coming from other sources different than Canal Abierto as well as breakdown of cases by Global Businesses.
We collect data on the Group’s ethical channels every quarter in relation to the number and type of reports received, and the measures taken.
An external auditor reviews those data regularly to ensure their traceability and integrity.
In 2025, we received 4,507 reports, including 362 from third parties (307 from customers and 55 from vendors).

Canal Abierto
	2025	2024
Reports received	4,507	4,437
reports received over total headcount	2%	2%
Categories of received reports
Breaches to the Code of ConductA	2,432	2,286
HarassmentB	975	1,094
Equality and fair treatment	140	132
Breaches to corporate behaviours and labour regulationsC	1,839	1,754
Other typesD	236	397

Dismissals	480	393
Dismissals over total headcount	0.2%	0.2%
A.Includes but is not limited to harassment, equality and fair treatment, conflicts of interest and activities outside the Group, privacy, information security and confidentiality of information, marketing of products and services and internal fraud, among others.
B.Harassment, according to CSRD, is defined as a situation where unwanted conduct related to a protected ground of discrimination (for example, gender under Directive 2006/54/EC of the European Parliament and of the Council (15), or workplace harassment, among others) occurs with the purpose or effect of violating the dignity of a person, and of creating an intimidating, hostile, degrading, humiliating or offensive environment.
C.Includes reports relative to breach of corporate behaviors, labour regulations and serious acts of disrespect.
D.Includes unclassified cases and categories below de minimis thresholds (including external fraud and internal policy breaches).
As in 2024, the Group has no record of any judicial proceedings initiated by employees or their representatives in relation to incidents of discrimination or breaches of fundamental rights, nor of any employee-related cases referring to serious human rights incidents that would be considered material to the Group.75
74 It refers to environmental, social, including human rights, and governance issues. These topics are listed in the EU Corporate Sustainability Reporting Directive (CSRD) 2022/2464 and its implementing legislation in Spain.
75 Reference is made in this Sustainability statement to judicial and administrative proceedings that have reached a conclusion during 2025 with a firm conviction, sanction or fine against an entity of the Group and which are significant to the Group due to their materiality.
Annual report 2025    97

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.4 Our suppliers
In this section we cover how Santander manages these IROs:

I+	Promotion of responsible practices among vendors; engage with them, assess their ESG performance and give them recommendations and tools to improve.

R	Potential risk from failing to ensure the operational resilience of the value chain by assessing vendors’ solvency, reputation and compliance with the law.

4.4.1 Acting responsibly towards suppliers
Our outsourcing and third-party management model and outsourcing strategy policy (which apply in all our markets) provide a methodology for our suppliers to comply with the Group’s minimum standards and with regulation to avoid risks that stem from substandard operational resilience, solvency, reputational control and regulatory compliance.
Moreover, to promote responsible practices in our supply chain, we have a supplier ESG certification methodology76 that aims to identify the suppliers that pose the greatest risk in terms of sustainability. This methodology also helps us determine which controls to adopt according to the risk identified.
Sustainability in procurement
The Group’s ESG supplier assessment methodology enables us to give our suppliers a final ESG risk classification as low, medium or high by adjusting the pre-classification with a survey that considers other factors such as country risk, number of employees, and company-specific environmental traits.
As at 2025 year-end, we had assessed 876 suppliers identified with ESG risk. This assessment includes such ESG aspects as carbon footprint calculation, inclusion in terms of gender and people with disabilities, flexi-working, minimum wage and good governance practices, codes of conduct and anti-corruption policies, human and labour rights recognition, and other elements set out in international standards such as the United Nations Global Compact.
Based on certification outcomes and where required, we supplement supplier assessments with remediation plans to ensure compliance with internal standards and applicable regulations.
Other key aspects
•The Group has a corporate tool to enhance and standardize the certification of higher risk suppliers in all our core markets as well as to review key risks such as cybersecurity, business continuity, physical security, facilities and data protection, anti-bribery and corruption and other additional risks.
•We have made headway in embedding ESG standards in procurement negotiations and ESG risk assessments in line with the existing methodology, which continues to evolve to reflect regulatory changes and practical experience.
•We’re working to extend our ethical channels for suppliers to the rest of our core markets.
4.4.2 Supplier payments practices
EUR 12.3 billion paid to suppliers77. 92% are local and account for 90%78 of total procurement volume.
The Group fully complies with the maximum payment terms prescribed by law. The current average payment period in the Group is 16 days79 and 82% of invoices were paid by the deadline80. In 2025, as in previous years, no significant differences were identified in payment terms across the existing supplier categories.
Likewise, as in 2024, the Group has no record of any judicial or administrative proceedings related to non-payment to suppliers that would be considered material to the Group.81
76 Applicable in accordance with local regulations.
77 6% more than in 2024.
78 Main companies of the Group in: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Portugal, Poland, Peru, Spain, United Kingdom, United States and Uruguay, and other geographies in which Digital Consumer Bank operates such as Italy and Nordics.
79 At year-end 2024, it was 15 days.
80 In line with the applicable methodological criteria defined by the Group, the average payment period has been calculated on the basis of invoices actually paid during the year. At year-end 2024, it was 81%
81 Reference is made in this Sustainability statement to judicial and administrative proceedings related to non-payment to suppliers which are ongoing at year-end 2025 and are relevant to the Group due to their materiality.
Annual report 2025    98

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Sustainability notes
SN 1. Introduction, basis of the consolidated sustainability statement and other information
a) Introduction
This report is the 'Consolidated non-financial information statement and sustainability information' of Banco Santander, S.A. and its subsidiaries'. It provides detailed information in compliance with Directive (EU) 2022/2464, with regard to the presentation of information on sustainability by companies, prepared in accordance with the European Sustainability Reporting Standards (ESRS) framework, comprising Commission Delegated Regulation (EU) 2023/2772 and Commission Delegated Regulation (EU) 2025/1416, and in compliance with Law 11/2018, which amends Article 49 of the Commercial Code, and the Regulation on European Taxonomy (Regulation (EU) 2020/852 and Commission Delegated Regulations 2021/2139 and 2021/2178 as amended by Delegated Regulations (EU) 2022/1214, 2023/2485, 2023/2486 and 2026/73). Likewise, the information included in the section '2 Climate, our transition plan' allows the Group to address the requirements of Law 7/2021 on climate change and Royal Decree 214/2025 of the Spanish legal system.
In relation to the information on the EU Taxonomy (including the Green Asset Ratio – GAR), and in accordance with the transitional regime set out in Commission Delegated Regulation (EU) 2026/73, the Group has opted to defer the application of the new templates until 2026, and therefore, for financial year 2025, it has continued to use the templates and disclosure requirements in force as at 31 December 2025.
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
b) Scope of information
The scope of this document covers the core activities of the Group and its subsidiaries from 1 January to 31 December 2024 and is prepared following the same consolidated basis (principles, accounting policies and criteria) as the financial statements and with the criteria differences set out in this table:

Topics	Scope of information

Climate, our transition plan (Environmental information)
Supporting our customers in the green transition
Green finance	Corporate & Investment Banking.
Financing of electric vehicles	Digital Consumer Bank auto loan portfolio.
Purchase of cards made of sustainable materials	Main companies of the Group in: Argentina, Brazil, Chile, México, Poland, Portugal, Spain, United Kingdom and Uruguay.
Embedding ESG in risk management
Portfolio exposure to climatic sectors	Full Group scope.
Equator Principles	Corporate & Investment Banking.
Aiming to align our activity with the Paris Agreement Goals
Climate alignment
Corporate & Investment Banking for thermal coal, power generation, oil & gas, aviation, steel and auto manufacturing portfolios. Digital Consumer Bank for the auto loan portfolio. Commercial banking perimeter of Brazil for the agro portfolio (only soy, corn and beef cattle). And perimeter of commercial banking in Spain, United Kingdom and Portugal for the portfolio of residential mortgages and real estate.

Environmental footprint	Full Group scope. Except for the calculation of Scope 3 emissions (categories 1, 2, 4 and 9) for which the information of main companies of the Group in: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Portugal, Poland, Peru, Spain, United Kingdom, United States and Uruguay, and other geographies in which Digital Consumer Bank operates such as Italy.
EU Taxonomy
Green Asset Ratio (GAR)	Scope based on the prudential consolidated group, in accordance with the Commission Delegated Regulation (EU) 2021/2178.
Supporting employees, communities and customers (social information)
Acting responsibly towards our employees
Headcount	Full Group scope.
Annual report 2025    99

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Remuneration	Full Group scope.
Training	Full Group scope.
Employee engagement survey	Full Group scope.
Communities sustainable development
SRI AuMs	Wealth Management & Insurance: SAM and Private Banking.
Support for higher education, employability and entrepreneurship	Main companies of the Group in: Argentina, Brazil, Chile, Germany, Mexico, Poland, Portugal, Spain, United Kingdom, United States and Uruguay, as well as Foundations associated with the Group.
Other community support programmes
Main Group companies in: Argentina, Brazil, Chile, Colombia, Mexico, Perú, Poland, Portugal, Spain, United Kingdom, United States, Uruguay and the rest of the countries in which Digital Consumer Bank operates, as well as Foundations associated with the Group.

Acting responsibly towards customers
Customers, offices and channels	Full Group scope. For digital customers, Openbank Mexico is excluded.
NPS (customer satisfaction)	Main Group companies in: Argentina, Brazil, Chile, Spain, United States, Mexico, Poland, Portugal, United Kingdom and Uruguay.
Customer complaints	All Group entities (>1% of reported claims volume in 2025).
Financial health and inclusion
Main companies of the Group in: Argentina, Brazil, Chile, Colombia, Mexico, Peru, Poland, Portugal, Spain, United Kingdom, United States, Uruguay and the rest of the countries in which Digital Consumer Bank operates.

Business conduct (governance information)
Corporate governance
Corporate governance	Banco Santander, S.A.
Communications with shareholders and investors	Banco Santander, S.A.
Ethical conduct
Mandatory training on the GCC	Full Group scope.
Tax contribution	Full Group scope.
Financial crime compliance	Main Group companies with FCC obliged parties within the perimeter of Group Financial Crime Compliance.
Litigation and penalties	Full Group scope.
Ethical channels
Ethical channel
Group companies in Argentina, Brazil, Chile, Spain, Mexico, Poland, Portugal, United Kingdom, United States, Uruguay, Colombia, Peru, Switzerland, Bahamas, and subsidiaries and branches of CIB, Consumer, PagoNxt and Wealth.

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
Information relating to Santander Bank Polska, S.A. and its subsidiaries (Santander Polska)—whose sale was completed on 9 January 2026—is presented in this sustainability statement on a combined basis with the other entities within Grupo Santander’s reporting perimeter, unlike in the financial statements, where the Group has reclassified the assets of Santander Polska and TFI in the consolidated balance sheet as of 31 December 2025, to the heading 'Non-current assets held for sale', and their liabilities to the heading 'Liabilities associated with non-current assets held for sale' (see note 3.b) of financial statements). Where its contribution to the Group total is material, we will include, for information purposes, a footnote with Santander Polska specific figures.
Significant changes in criteria with respect to the 2024 Sustainability Report are reflected in the corresponding section of this chapter, and generally in section h) of this note.
For a list of subsidiaries included in the consolidation that are exempt from individual or consolidated sustainability reporting pursuant to article 19a or 29a(8) of Directive 2013/34/EU, see Annex 1. Subsidiaries of Banco Santander, S.A. in the ‘Audit report and consolidated annual accounts'. Of this list, the following companies are required to report sustainability information under CSRD:
•Santander Consumer Bank AS (in Norway)
•Stellantis Banque France (in France)
Additionally, Santander Consumer Bank Spólka Akcyjna (Poland) also meets the requirements to be subject to the obligation to prepare a sustainability statement; however, the transposition of the CSRD in Poland provides an exemption for subsidiary
Annual report 2025    100

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
undertakings that are already included in their parent group’s consolidated sustainability statement.
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
These are the definitions we used:
Upstream: Set of activities or processes carried out by companies that are part of the bank’s upstream phases and that provide the inputs82 that we use for the development and marketing of products and services. This includes companies with which the bank has a direct and indirect commercial relationship.
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
82 Resources that develop and/or help create products and enable us to operate as a bank (e.g. employees; capital; buildings, offices and other physical infrastructure; technology; and others).
Annual report 2025    101

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Downstream: Commercial relationships and the products and services that the bank sells to meet the needs of its customers and end users.
•Retail and Commercial Banking: focuses on meeting financial needs and offering a variety of products and services that are accessible and tailored to specific customer requirements. It integrates the retail banking business and commercial banking (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance and the cards businesses. For instance, savings accounts, mortgages, credit cards and financial services for SMEs.
•Digital Consumer Bank: aims to convert single product customers into complete banking customers through other products. This business comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer. For instance, auto loans and consumer loans.
•Corporate & Investment Banking (CIB): offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base. It includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets. For instance, advice on mergers and acquisitions (M&A), corporate finance, investment banking, asset management and risk management.
•Wealth Management & Insurance (Wealth): provides specialized financial services to high net worth customers and those seeking to protect their assets through insurance. It includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management), the insurance business (Santander Insurance) and the unit that manages the investment platforms and stakes that complement Wealth's traditional business (the new vertical, Portfolio Investments).
•Payments: comprises the Group's digital payments solutions, providing global technological solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where we operate).
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
The Group discloses certain metrics such as staff costs (wages and salaries, social security contributions, provisions and contributions to pension funds, and other personnel expenses), energy efficiency initiatives and investment in community support, found in the corresponding sections of this report and our annual accounts.83
There is no other classified or sensitive information, or information relating to intellectual property, know-how or innovation results, that the Group has not included in the report.
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
Climate-related targets, actions and initiatives require forward-looking parameters and long-term horizons. Our forward-looking statements reflect our current view of future events and are based on expectations, projections and estimations. These involve significant uncertainty and risk due to such factors as scientific developments, methodology developments, standards variation, future market conditions and technological advances (which vary across industries), as well as challenges in data availability and
83 See sections 2.4.5 Our Environmental footprint, 3.1.1 Talent and Skills Development and 3.2.4 Community Support for this chapter; and notes 46 and 47 of the Annual Accounts.
Annual report 2025    102

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
g) Comparative information, changes in the preparation or presentation of sustainability information
In 2025; we refined our climate-alignment approach to better reflect the realities of the markets and regions where we operate, and to incorporate the latest scientific evidence as well as the economic and regulatory contexts relevant to our activity.
•Portfolio alignment. We updated our sectoral alignment targets, introducing target ranges that use a weighted average of the International Energy Agency (IEA) regional scenarios to reflect our geographic footprint.
In the oil & gas sector, we also updated our methodology, moving from absolute financed emissions to two intensity-based metrics: (i) an alignment target for operational emissions intensity (Scopes 1+2) and (ii) monitoring of the primary energy index (see further detail below).
•Portfolio monitoring.
•We began tracking the primary energy index, which reflects the carbon intensity of our global energy supply portfolio.
•Aviation moves from target to monitoring given its declining portfolio alignment materiality and the strong dependence on policy and technological developments.
•The mortgage and commercial real estate portfolios now also include Portugal (2024).
•Santander Brasil’s agriculture portfolio, from 2024 and based on materiality criteria, includes only soy, corn and beef cattle. The 2023 figure has been recalculated to ensure comparability.
For further information, see sections ‘2.4 Aiming to align our activity with the Paris Agreement Goals’ and ‘NS 4. Climate transition plan’.
Additionally, we evolved the taxonomy used to classify the community support and people and organisations supported through local community support initiatives. Therefore, the breakdowns by typologies for 2025 are not comparable with the information reported in 2024. The Group-level total, however, is comparable. For further information, see section ‘NS 7.6 Community support’.
Regarding information disclosed in previous periods, the Group identified an interpretation error in Brazil in applying the corporate methodology and calculation criteria for the Scope 1 greenhouse gas (GHG) emissions metric, which has a significant impact on the Group’s 2024 consolidated figure. After consistently applying the corporate methodology, 2024 Scope 1 emissions increase from 35,503 tCO₂e to 40,670 tCO₂e, equivalent to a 14.6% increase for this scope, which is also reflected in the Group’s total emissions. For further information, see section ‘NS 7.1 Green transition’ (Table 3. Gross GHG emissions Scopes 1, 2 and 3 and total GHG emissions).
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
•ESRS 2 - Disclosure Requirement SBM-3, paragraph 48.d). Reference is made to note 25.e) of the Group's consolidated annual accounts and audit report to complete the information relating to the financial effects derived from the amount of convictions or penalties. As well as to note 54, which provides a breakdown of climate risk management.
•ESRS 2. Minimum Disclosure Requirement - Actions MDR-A - Actions and resources in relation to material sustainability matters. Paragraph 69 regarding disclosure of operating expenses (OpEx) or CapEx allocated to action plans. Reference is made to notes 46 and 47 of the Group's audit report and consolidated annual accounts for more details on the connection of sustainability information with annual accounts information.
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
•ESRS G1- G1-4, paragraphs 24.a) and 25.d). Reference is made to note 25.e) of the Group's annual report and Consolidated
Annual report 2025    103

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
i) Use of phase-in provisions in accordance with Appendix C of ESRS 1
The following table details those requirements for which Grupo Santander has opted to continue not disclosing in accordance with the Commission's delegated regulation (EU) 2025/1416, which amends the previous Delegated Regulation (EU) 2023/2772.

Disclosure requirements not reported due to phase-in provisions (ESRS 1 Appendix C)
ESRS	Disclosure requirement	Description
ESRS 2	SBM-1, paragraph 40, b( and c)	Total revenue/Revenue by significant ESRS Sectors
ESRS 2	SBM-3, paragraph 48 e)	Potential financial effects
ESRS E1	E1-9	Potential financial effects from material physical and transition risks and potential climate-related opportunities
ESRS S1	S1-7	Characteristics of non-employee workers in the undertaking’s own workforce
ESRS S1	S1-14	Health and safety: information on non-employee workers
ESRS S1	S1-15	Work-life balance
Annual report 2025    104

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
List of datapoints in cross-cutting and topical standards that derive from other EU legislation
The table below illustrates the data points covered by ESRS 2 and the thematic ESRS derived from other EU legislation. For each data point, in the last column, it is indicated whether or not it is material and if it is, where in the report the information is located.

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS 2 GOV-1 Board's gender diversity paragraph 21 (d)	Indicator number 13 of Table #1 of Annex 1		Commission Delegated Regulation (EU) 2020/1816 (5), Annex II		Sustainability notes. SN2. Sustainability governance
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 (e)			Delegated Regulation (EU) 2020/1816, Annex II		Sustainability notes. SN2. Sustainability governance
ESRS 2 GOV-4 Statement on due diligence paragraph 30	Indicator number 10 Table #3 of Annex 1				1. Sustainability at Santander 1.4 Sustainability governance (1.4.2 Human rights due diligence)
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities paragraph 40 (d) i	Indicators number 4 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 (6) Table 1: Qualitative information on Environmental risk and Table 2: Qualitative information on Social risk	Delegated Regulation (EU) 2020/1816, Annex II		Sustainability notes. SN 11. Commission Delegated Regulation (EU) 2023/2772 on sustainability reporting standards content index (SBM-1 – Strategy, business model and value chain)
ESRS 2 SBM-1 Involvement in activities related to chemical production paragraph 40 (d) ii	Indicator number 9 Table #2 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II		Not material
ESRS 2 SBM-1 Involvement in activities related to controversial weapons paragraph 40 (d) iii	Indicator number 14 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1818 (7), Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II		Not material
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv			Delegated Regulation (EU) 2020/1818, Article 12(1) Delegated Regulation (EU) 2020/1816, Annex II		Not material
ESRS E1-1 Transition plan to reach climate neutrality by 2050 paragraph 14				Regulation (EU) 2021/1119, Article 2(1)	2. Climate transition plan Sustainability notes. SN 4. Climate transition plan
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks paragraph 16 (g)	Article 449a Regulation (EU) No 575/2013;
Commission Implementing Regulation
(EU) 2022/2453
		Template 1: Banking book-Climate Change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Delegated Regulation (EU) 2020/1818, Article12.1 (d) to (g), and Article 12.2		Sustainability notes. SN 4. Climate transition plan
Annual report 2025    105

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS E1-4 GHG emission reduction targets paragraph 34	Indicator number 4 Table #2 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 6		2. Climate transition plan 2.4 Aiming to align our activity with the Paris Agreement Goals Sustainability notes. SN 4. Climate transition plan
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	Indicator number 5 Table #1 and Indicator n. 5 Table #2 of Annex 1				Not material
ESRS E1-5 Energy consumption and mix paragraph 37	Indicator number 5 Table #1 of Annex 1				Sustainability notes. SN 7.1 Green transition (Table 2. Environmental footprint)
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	Indicator number 6 Table #1 of Annex 1				Not material
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions paragraph 44	Indicators number 1 and 2 Table #1 of Annex 1	Article 449a; Regulation (EU) No 575/2013;
Commission Implementing Regulation
(EU) 2022/2453
		Template 1: Banking book – Climate change transition risk: Credit quality of exposures by sector, emissions and residual maturity	Delegated Regulation (EU) 2020/1818, Article 5(1), 6 and 8(1)		Sustainability notes. SN 7.1 Green transition (Table 3. Gross scopes 1, 2, 3 and total GHG emissions)
ESRS E1-6 Gross GHG emissions intensity paragraphs 53 to 55	Indicators number 3 Table #1 of Annex 1	Article 449a Regulation (EU) No 575/2013; Commission Implementing Regulation (EU) 2022/2453 Template 3: Banking book – Climate change transition risk: alignment metrics	Delegated Regulation (EU) 2020/1818, Article 8(1)		Sustainability notes. SN 7.1 Green transition (Table 3. Gross scopes 1, 2, 3 and total GHG emissions)
ESRS E1-7 GHG removals and carbon credits paragraph 56				Regulation (EU) 2021/1119, Article 2(1)	Sustainability notes. SN 7.1 Green transition (Table 3. Gross scopes 1, 2, 3 and total GHG emissions)
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks paragraph 66			Delegated Regulation (EU) 2020/1818, Annex II Delegated Regulation (EU) 2020/1816, Annex II		Phase-in (partially) 2. Climate transition plan 2.3.4 Potential financial effects
Annual report 2025    106

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a) ESRS E1-9 Location of significant assets at material physical risk paragraph 66 (c).	Article 449a Regulation (EU) No 575/2013;
Commission Implementing Regulation
(EU) 2022/2453
paragraphs 46
		and 47; Template 5: Banking book - Climate change physical risk: Exposures subject to physical risk.			Phase-in (partially) 2. Climate transition plan 2.3.4 Potential financial effects
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes paragraph 67 (c).	Article 449a Regulation (EU) No 575/2013;
Commission Implementing Regulation
(EU) 2022/2453
		paragraph 34; Template 2:Banking book -Climate change transition risk: Loans collateralised by immovable property - Energy efficiency of the collateral			Phase-in (partially) 2. Climate transition plan 2.3.4 Potential financial effects
ESRS E1-9 Degree of exposure of the portfolio to climate- related opportunities paragraph 69			Delegated Regulation (EU) 2020/1818, Annex II		Phase-in
ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	Indicator number 8 Table #1 of Annex 1 Indicator number 2 Table #2 of Annex 1 Indicator number 1 Table #2 of Annex 1 Indicator number 3 Table #2 of Annex 1				Not material
ESRS E3-1 Water and marine resources paragraph 9	Indicator number 7 Table #2 of Annex 1				Not material
ESRS E3-1 Dedicated policy paragraph 13	Indicator number 8 Table 2 of Annex 1				Not material
ESRS E3-1 Sustainable oceans and seas paragraph 14	Indicator number 12 Table #2 of Annex 1				Not material
ESRS E3-4 Total water recycled and reused paragraph 28 (c)	Indicator number 6.2 Table #2 of Annex 1				Not material
ESRS E3-4 Total water consumption in m3 per net revenue on own operations paragraph 29	Indicator number 6.1 Table #2 of Annex 1				Not material
ESRS 2- SBM 3 - E4 paragraph 16 (a) i	Indicator number 7 Table #1 of Annex 1				Not material
ESRS 2- SBM 3 - E4 paragraph 16 (b)	Indicator number 10 Table #2 of Annex 1				Not material
ESRS 2- SBM 3 - E4 paragraph 16 (c)	Indicator number 14 Table #2 of Annex 1				Not material
ESRS E4-2 Sustainable land / agriculture practices or policies paragraph 24 (b)	Indicator number 11 Table #2 of Annex 1				Not material
Annual report 2025    107

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS E4-2 Sustainable oceans / seas practices or policies paragraph 24 (c)	Indicator number 12 Table #2 of Annex 1				Not material
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	Indicator number 15 Table #2 of Annex 1				Not material
ESRS E5-5 Non-recycled waste paragraph 37 (d)	Indicator number 13 Table #2 of Annex 1				Not material
ESRS E5-5 Hazardous waste and radioactive waste paragraph 39	Indicator number 9 Table #1 of Annex 1				Not material
ESRS 2- SBM3 - S1 Risk of incidents of forced labour paragraph 14 (f)	Indicator number 13 Table #3 of Annex I				Not material
ESRS 2- SBM3 - S1 Risk of incidents of child labour paragraph 14 (g)	Indicator number 12 Table #3 of Annex I				Not material
ESRS S1-1 Human rights policy commitments paragraph 20	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex I				1. Sustainability at Santander (1.4.2 Human rights due diligence)
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21			Delegated Regulation (EU) 2020/1816, Annex II		3.1 Our employees - Cross reference to: 1. Sustainability at Santander (1.4.2 Human rights due diligence)
ESRS S1-1 Processes and measures for preventing trafficking in human beings paragraph 22	Indicator number 11 Table #3 of Annex I				Not material
ESRS S1-1 Workplace accident prevention policy or management system paragraph 23	Indicator number 1 Table #3 of Annex I				3.1 Our employees 3.1.2 Working conditions (i. Employee health and well-being)
ESRS S1-3 Grievance/complaints handling mechanisms paragraph 32 (c)	Indicator number 5 Table #3 of Annex I				3.1 Our employees 3.1.4 Employee feedback and experience
ESRS S1-14 Number of fatalities and number and rate of work- related accidents paragraph 88 (b) and (c)	Indicator number 2 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II		Sustainability notes. SN 7.3 Employees (Table 20. Occupational health & safety)
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness paragraph 88 (e)	Indicator number 3 Table #3 of Annex I				Sustainability notes. SN 7.3 Employees (Table 20. Occupational health & safety)
ESRS S1-16 Unadjusted gender pay gap paragraph 97 (a)	Indicator number 12 Table #1 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II		Sustainability notes. SN 7.3 Employees (Table 14. Remuneration ratios)
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	Indicator number 8 Table #3 of Annex I				Sustainability notes. SN 7.3 Employees (Table 14. Remuneration ratios)
Annual report 2025    108

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS S1-17 Incidents of discrimination paragraph 103 (a)	Indicator number 7 Table #3 of Annex I				3.1 Our employees 3.1.3 Inclusive culture 4. Business conduct 4.2 Ethical conduct
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD paragraph 104 (a)	Indicator number 10 Table #1 and Indicator n. 14 Table #3 of Annex I		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818 Art 12 (1)		3.1 Our employees 3.1.3 Inclusive culture 4. Business conduct 4.2 Ethical conduct
ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain paragraph 11 (b)	Indicators number 12 and n. 13 Table #3 of Annex I				Not material
ESRS S2-1 Human rights policy commitments paragraph 17	Indicator number 9 Table #3 and Indicator n. 11 Table #1 of Annex 1				Not material
ESRS S2-1 Policies related to value chain workers paragraph 18	Indicator number 11 and n. 4 Table #3 of Annex 1				Not material
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)		Not material
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19			Delegated Regulation (EU) 2020/1816, Annex II		Not material
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	Indicator number 14 Table #3 of Annex 1				Not material
ESRS S3-1 Human rights policy commitments paragraph 16	Indicator number 9 Table #3 of Annex 1 and Indicator number 11 Table #1 of Annex 1				Not material
ESRS S3-1 non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines paragraph 17	Indicator number 10 Table #1 Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)		Not material
ESRS S3-4 Human rights issues and incidents paragraph 36	Indicator number 14 Table #3 of Annex 1				Not material
ESRS S4-1 Policies related to consumers and end-users paragraph 16	Indicator number 9 Table #3 and Indicator number 11 Table #1 of Annex 1				3.3 Our customers
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	Indicator number 10 Table #1 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II Delegated Regulation (EU) 2020/1818, Art 12 (1)		3.3 Our customers - Cross reference to: 1. Sustainability at Santander (1.4.2 Human rights due diligence)
Annual report 2025    109

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Materiality of the data point and location in the report
ESRS S4-4 Human rights issues and incidents paragraph 35	Indicator number 14 Table #3 of Annex 1				Not material
ESRS G1-1 United Nations Convention against Corruption paragraph 10 (b)	Indicator number 15 Table #3 of Annex 1				4. Business conduct 4.2 Ethical conduct (4.2.3 Financial crime compliance)
ESRS G1-1 Protection of whistle- blowers paragraph 10 (d)	Indicator number 6 Table #3 of Annex 1				4. Business conduct 4.3 Ethical channels
ESRS G1-4 Fines for violation of anti- corruption and anti-bribery laws paragraph 24 (a)	Indicator number 17 Table #3 of Annex 1		Delegated Regulation (EU) 2020/1816, Annex II)		4. Business conduct 4.2 Ethical conduct (4.2.3 Financial crime compliance)
ESRS G1-4 Standards of anti- corruption and anti- bribery paragraph 24 (b)	Indicator number 16 Table #3 of Annex 1				4. Business conduct 4.2 Ethical conduct (4.2.3 Financial crime compliance)
(1) Regulation (EU) 2019/2088 of the European Parliament and of the Council of 27 November 2019 on sustainability-related disclosures in the financial services sector (Sustainable Finance Disclosures Regulation) (OJ L 317, 9.12.2019, p. 1).
(2) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (Capital Requirements Regulation 'CRR') (OJ L 176, 27.6.2013, p. 1).
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
(7) Commission Delegated Regulation (EU) 2020/1818 of 17 July 2020 supplementing Regulation (EU) 2016/1011 of the European Parliament and of the Council as regards minimum standards for EU Climate Transition Benchmarks and EU Paris-aligned Benchmarks (OJ L 406, 3.12.2020, p. 17).
SN 2. Sustainability governance
Board of directors
It consist of 15 members, of which 13 are non-executive directors and 2 are executive directors. The majority are independent directors (66.67% of the total members of the council).84
Our policy on the selection, suitability assessment and succession of directors promotes a robust balance of technical skills, experience and diversity in terms of gender, age, geographic origin, career path and knowledge. It also ensures that selection procedures are free from implicit biases that could result in any form of discrimination on grounds such as disability, race or ethnic origin.
The board currently has a balanced presence of both genders (women -men) with a diversity ratio of 67%.85 In terms of geographical origin/ international track record, 93% of the directors come from, studied or have international experience in continental Europe, US/UK, 60% also in Latin America, and 33% in other regions. The Board also has extensive international experience, mainly in the markets where we operate (European market, US and UK markets, and Latin American markets). The Board also has the skills and experience to monitor materiality issues (e.g. on issues related to sustainability, human resources, culture, talent and remuneration, as well as to business conduct and risk management). For more details, see 'Board skills and diversity matrix' in the 'Corporate governance' chapter. None of the directors are currently assigned a specific employee representation role.
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
• tracks key initiatives; and
• reviews subsidiaries’ strategies.
84 The figures have not changed compared with 2024.
85 The diversity ratio is calculated by dividing the number of women by men. The figure has not changed compared with 2024.The percentage of each gender vs. total membership is 40% women and 60% men.
Annual report 2025    110

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
For more details, see the Rules and Regulations of the board of Directors, available on the Group's corporate website; and section 4.2 'Board composition' in the 'Corporate governance' chapter.
Responsible banking, sustainability and cultural committee
The responsible banking, sustainability and cultural committee (RBSCC) assists the board in fulfilling its supervisory responsibilities regarding the responsible business strategy and sustainability issues of Banco Santander and its Group. In particular, it has, among others, the following functions:
(i) advise the board on the design of the strategy and policies on responsible business and sustainability, in particular environmental and social matters, and supervise the monitoring and evaluation of them;
(ii) advise the board of directors on formulating the Group’s strategy for its relationships with stakeholders, and oversee stakeholder engagement and corporate reputation, analysing and reporting to the board on social, environmental and sustainability matters, as well as responsible and ethical conduct;
(iii) ensure that adequate control processes are in place for responsible banking practices, and that sustainability-related risks and opportunities are identified and managed, in coordination with the other board committees, as appropriate;
(iv) to report regularly to the board on the progress made by the Group on responsible business practices and sustainability.
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
In 2025, the committee held four meetings. In addition, resolutions in writing were adopted on one occasion without a session being held. The following topics were discussed, among others.
Environmental issues:
•Reviewed the Group's climate strategy and constructively challenged it to ensure our objective of supporting our customers in achieving their transition goals, assessing their climate risks in order to manage the impact on both their business and our operations, and progress in the alignment of our portfolios, in accordance with applicable local regulation.
•Reviewed the plans of the global businesses to ensure their alignment with market, regulatory and supervisory context, as well as with the commercial strategy.
•Reviewed the ongoing work to develop the prudential transition plan required under Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions, and under the EBA Guidelines (2025/01) on ESG risk management, in coordination with the risk supervision, regulation and compliance committee.
•Monitored the progress made in embedding climate-related and environmental risks in line with supervisory expectations, and monitored the implementation of controls and processes to mitigate ESG risks.
•Reviewed the specific internal controls and risk management measures applied to Santander Brasil’s relationships with certain companies operating in the Amazon.
•Reviewed the sustainable finance strategy across global businesses and its execution, including priorities related to socially responsible investment.
•Oversaw the sustainability strategy, including support to our customers in their transition and financial inclusion and health solutions.
Social issues:
•Oversaw progress on the implementation of our community support model, to reinforce the Group's contribution to key areas such as education, including financial education, employability, entrepreneurship and support to vulnerable groups, as well as the resulting impact from associated initiatives, assessing their scope and relevance.
•Received information on about corporate communication initiatives on social matters.
Governance issues:
•Verified that the proposed sustainability agenda and targets remained aligned with the Group's strategy.
•Assisted the board in ensuring that sustainability targets and metrics were embedded in the Group's remuneration schemes and reviewed, in coordination with the remuneration committee, the proposed sustainability element of the long-term incentives for 2026-2028.
•Reviewed engagement with stakeholders such as investors, proxy advisors, ESG rating agencies and NGOs.
•Reviewed the priority areas for action based on the outcomes of the double materiality exercise and the associated impacts, risks and opportunities (IROs), including progress on their integration into management and governance to facilitate their monitoring, in coordination with the audit committee.
•Reviewed progress made towards the objectives announced at the 2023 Investor Day under its remit and discussed sustainability targets for the next three years in the areas of green financing, investment in education, employment and entrepreneurship initiatives, and financial inclusion.
•Supported the audit committee on the supervision and assessment of the process to prepare and present non-financial information according to applicable regulation and international standards.
•Reviewed this 2025 Group statement on non-financial information.
•Reviewed the Green Bond Report in coordination with the audit committee prior to its submission to the board for approval.
•Reviewed the main European and international financial regulatory and supervisory initiatives and priorities related to
Annual report 2025    111

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
sustainability and how they impacted the Group, including legislative proposals promoted by the European Commission aimed at streamlining sustainability-related disclosure, due diligence, and taxonomy.
•Reported favourably to the board on the update of internal regulation within its remit, in coordination with risk supervision, regulation and compliance committee, as required.
For more details, see the Rules and Regulations of the board of Directors, available on the Group's corporate website; and sections 4.2 'Board composition' and 4.9 'Responsible banking, sustainability and cultural committee activities in 2025' in the 'Corporate governance' chapter.
Board audit committee
The board audit committee assists the board in overseeing and reviewing the financial and sustainability information process, as well as internal control systems.
The audit committee consists of five independent directors, 60% of whom are women. All of them have been appointed by the board of directors based on their knowledge, qualifications and experience in the areas of finance, accounting and auditing, internal control, information technology, business or risk management.
In 2025, the committee held 15 meetings, including four joint sessions with the risk supervision, regulation and compliance committee and one with the nomination committee. With regard to sustainability reporting, the committee oversaw the sustainability reporting process, receiving regular updates from the Group's Chief Accounting Officer (CAO) and the main functions responsible for sustainability reporting.
For more details, see the Rules and Regulations of the board of Directors, available on the Group's corporate website; and sections 4.2 'Board composition' and 4.5 'Audit committee activities in 2025' in the 'Corporate governance' chapter.
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
The risk supervision, regulation and compliance committee consists of five directors, out of which 40% are women, all of them external with three independent members, including its chair. All of them have been appointed by the board of directors based on their knowledge, qualifications and experience in the areas for which the committee is responsible. Thus, its members have competence in issues relevant to this function as banking, accounting, auditing and financing, strategy, risk management, governance and control, as well as in human resources, culture, talent and remuneration.
In 2025, the committee held 14 meetings, including four joint sessions with the audit committee and one joint session with the remuneration committee. It reviewed relevant topics on customer data protection, aspects of customer conduct, complaints and internal whistleblowing. Issues such as risks culture and internal control are also addressed.
For more information, see the Rules and Regulations of the board of directors, available on the Group's corporate website; and sections 4.2 'Board composition' and 4.8 'Risk supervision, regulation and compliance committee activities in 2025' in the 'Corporate governance' chapter.
Other committees of the Group board, such as the Nomination and remuneration committees, also support and review sustainability-related issues. For further details, see sections 4.6 'Nomination committee activities in 2025' and 4.7 'Remuneration committee activities in 2025' in the 'Corporate governance' chapter.
Other governance bodies
The corporate accounting and financial reporting, management and sustainability committee performs these functions (among others):
•Approve the content and scope of the disclosure in the areas where it applies, as well as the overall style and tone of the narrative within regulatory reporting.
•Analyze and validate or, when applicable, propose the approval of all significant sustainability information.
This committee meets monthly, or on an extraordinary basis when deemed appropriate.
The CCR is composed of senior management members in the functions of risk, compliance, financial and general intervention, among others.
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
Annual report 2025    112

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The accounting and management control function, is responsible for (among others):
•establishing and maintaining the internal control system on the financial and sustainability information generated by the function; and
•Implementing the standards and policies reflected in the sustainability information sent to the Corporation.
It is the responsibility of the functions involved in executing the strategy and preparing information on sustainability (for example: Technology, Operations, Risks, People, Culture and Organization, Tax, and others) that the information provided is true and reliable, establishing the necessary controls and correcting any weaknesses.
Second line of defence
Risk and compliance functions, as the second line of defence, will provide independent challenge and oversight of the risk management activities performed by the first line of defence. This second line of defence should control, within their respective domains of responsibility, that risks are managed in accordance with the risk appetite defined by senior management and promote a strong risk culture throughout the organization.
The internal control function within the Enterprise Wide Risk Management function will be responsible for establishing the criteria and monitoring the implementation and effectiveness of the Santander Group Internal Control System. This will help to the adequacy and integrity of the internal controls established by the different functions to provide reasonable assurance in the achievement of the defined objectives (which include, among others, the reliability of financial and sustainability reporting).
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
In this way, issues related to climate risk and disclaimers are regularly verified as well as compliance with the rules and procedures established in the General Code of Conduct (GCC), independently monitoring their adequacy and effectiveness and those of their local developments. The Open Channel is reviewed and specifically evaluates compliance with data protection regulations.
The audit function reports to the audit committee, which, among other functions, assists the board in the supervision and evaluation of the process of preparing and presenting financial and non-financial information, as well as internal control systems.
Risk management and internal controls over sustainability information
In order to control the quality and reliability of the information included in the Sustainability statement, Santander implemented an internal control system that complies with the most demanding international standards and complies with the guidelines established by the Committee of Sponsoring Organisations of the Treadway Commission.
The most material risks have been identified, and the operation of the established controls has been monitored, ensuring compliance with sustainability disclosure requirements.
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
For more details, see 'Sustainability information' of the consolidated management report; section 8. 'Internal control over financial reporting (ICFR)' in the 'Corporate governance' chapter; and section 1.5 'Internal control system' in the 'Risk management and compliance' chapter.

Annual report 2025    113

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
The approval of the regulations is responsibility of the board of directors or its committees, when the regulated matter falls within their scope of responsibility according to their rules and regulations. Corporate frameworks in all cases must be approved by the board of directors. The regulations approved by the board are as follows:
→Relevant corporate frameworks related to sustainability: Responsible Banking, Risk; Cybersecurity; Compliance; Financial Crime prevention; People and culture.
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
SN 3. Materiality assessment – Detailed methodology
The double materiality assessment conducted across Grupo Santander and its subsidiaries followed European Sustainability Reporting Standards (ESRS) 1 and 2 and EFRAG’s double materiality guidance. The results of the 2024 assessment remain in force and are presented in this report, with minor wording adjustments to align the description of material impacts, risks and opportunities with how they were managed during the year. To confirm their continued validity, Banco Santander reviewed all methodological components and validated the relevance of inputs and outcomes across the phases of the process. This review found no significant changes that would warrant updating the assessment. In line with paragraph 25 of ESRS 1, it is therefore appropriate to retain the 2024 assessment as the basis for 2025 reporting. The exercise will be reviewed in 2026.
Annual report 2025    114

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Our assessment comprised these phases:

1. Background and stakeholder analysis

2. Identification of IROs

3. Assessment of IROs

4. Materiality thresholds

Ä
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
2.The ENCORE86 (environmental risk assessment) database to obtain information on the bank customer’s environmental dependencies.
3.Human rights due diligence to spot the actual and potential impact of the bank’s operations on human rights throughout the value chain. In line with regulatory requirements, as part of the review of the analysis scheduled for 2026, the due diligence process will be conducted for both environment and human rights.
We use the stakeholder analysis to identify directly affected stakeholders (customers, employees and investors) and readers of the report (supervisors and regulators, our communities and NGOs). We analyse information gathered during stakeholder engagement exercises and conduct surveys on sustainability matters to use as part of our materiality assessment.
2. Identification of impacts, risks and opportunities
The background analysis uncovered approximately 150 IROs. We categorize every IRO and assign them to a topic, sub-topic or sub-sub-topic under ESRS 1, AR 16. For each IRO, we detail:
→the part of the value chain they touch and over what time frame.
→the dependencies between impacts and risks, assessing how each impact can lead to new risks and opportunities, with a special focus on the negative impacts of the human rights due diligence exercise; and
→who in the organization manages it.
→What is the type of financial effect for risks and opportunities.
3. Assessment of impacts, risks and opportunities
The methodology we use to measure materiality follows the EFRAG implementation guidance. After applying that methodology in this phase, 29 IROs were material.
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
→We assess other environmental risks related to Pollution, Water and marine resources, Biodiversity and ecosystems and Resource use and circular economy through the exercise described in the section 2.3.5. 'Our approach to nature and biodiversity'. This assessment seeks to identify connection between our portfolios and nature in line with target 15 of the Kunming-Montreal Global Biodiversity Framework adopted at the United Nations Climate Change Conference 2022 (COP15).
→For social and governance risks, we use the Sustainability Accounting Standards Board’s (SASB) financial materiality and internal financial information.
Opportunities
We base the opportunities assessment on forecasts for all our global businesses. We map out projected ESG revenue against the identified opportunities and compared it to the Group’s revenue on a scale of 1 to 5.
Stakeholder views
We supplement IROs assessments with stakeholder views (affected groups and readers of the report).
86 ENCORE: a materiality database of dependencies between production processes and ecosystem services.
Annual report 2025    115

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The number of specific inputs received within this exercise is detailed below. These inputs are part of the constant dialogue with our stakeholders, as detailed in section 1.3. 'Stakeholder engagement'.

Retail Customers	Investors	NGOs	Senior management	Employees	Regulators and supervisors[87]

N = 9000+	N = 8	N = 3	N = 8	N = c.200	N = 2
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
We also assess the reasonability and coherence of the list of IROs identified as material. In quantitative terms assuming that the distribution of the events materiality follows a normal distribution (average=3 and standard deviation = 0.5), the probability of a score value of 3.5 is around 16%, which is considered reasonable for a material event.
87 The two key functions at Group level monitoring these aspects were consulted.
Annual report 2025    116

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Information on impacts, risks and opportunities (IROs)

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
E1 - Climate change	Contribution to protecting the environment by driving an increase in the use of renewable energy and other low-carbon technologies.	Positive impact	Downstream	- Promote the development of innovative, clean technology and our customers’ transition	Environment	1. Help our customers in their green transition while also managing climate-related risks and impacts	Short/medium term	Business relations	N/A	N/A	N/A	2.2 'Supporting our customers' transition'
E1 - Climate change	Contribution to reducing the Group’s scope 1 and 2 greenhouse gas emissions.	Positive impact	Own operations	- Reducing our environmental footprint	Environment	1. Help our customers in their green transition while also managing climate-related risks and impacts	Short/medium term	Own operations	N/A	N/A	N/A	2.4 'Aiming to align our activity with the Paris Agreement Goals' - 2.4.5 'Our environmental footprint'
E1 - Climate change	Adverse impact on climate and the environment due to the bank’s financing of, or investment in, certain nonsustainable assets and activities.	Negative impact	Downstream	- Adverse environmental impact	Environment	1. Help our customers in their green transition while also managing climate-related risks and impacts	Short/medium term	Business relations	N/A	N/A	N/A	2.4 'Aiming to align our activity with the Paris Agreement Goals'
E1 - Climate change	Growth in the financing and investment in transition and clean tech solutions, supporting the economy and key sectors such as energy, construction, mobility and agriculture.	Opportunity	Downstream	Support clean technology through our financial product proposition and grow our revenue by providing sustainable solutions in several sectors and partnering our customers in their transition	N/A	N/A	N/A	N/A	N/A	N/A	✔	2.2 'Supporting our customers' transition'
E1 - Climate change	Reputational risk based on the perception of the Bank's progress with Group climate-related policies and objectives in certain jurisdictions and that could lead to other type of risk implications.	Risk	Own operations and downstream	- Potential reputational damage if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	2.3 'Embedding climate in risk management'- 2.3.3 'Reputational risk'
S1 - Own workforce
Promotion of the health, well-being and security of our employees in a safe and inclusive workplace; facilitate a positive work-life balance between personal and professional life through policies that foster the balance between them.
		Positive impact	Own operations	- Contribute positively to a workplace that promotes flexible working, health and well-being	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	N/A	Global health and well-being strategy that sets out how we protect the health, safety and well-being of our employees and promote a healthy lifestyle.	N/A	3.1 'Our employees' - 3.1.2 'Working conditions'
Annual report 2025    117

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
S1 - Own workforce
Promotion of a workforce that reflects the society we live in and encourages collaboration and provides opportunities for all our employees, irrespective of personal characteristics and in compliance with the law.
		Positive impact	Own operations	- Contribute positively to an inclusive environment that offers equal opportunity for all	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	N/A	Global inclusive culture strategy for 2020-2025 that drives us to act ethically, purposefully and transparently.	N/A	3.1 'Our employees' - 3.1.2 'Working conditions', 3.1.3 'Inclusive culture'
S1 - Own workforce	Promotion of continuous career development and personal growth through learning and development programmes.	Positive impact	Own operations	- Promote training, development and personal growth among employees	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	N/A	Create talent programmes to promote individual growth while considering business demands.	N/A	3.1 'Our employees' - 3.1.1 'Talent and skills development'
S1 - Own workforce	Promotion of the general well-being of employees and provide appropriate remuneration under equal conditions based on merit and market rates.	Positive impact	Own operations	- Promote appropriate and equal remuneration	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	N/A	Remuneration framework that combines fixed and variable pay schemes based on targets for employees and the Group.	N/A	3.1 'Our employees' - 3.1.2 'Working conditions'
S1 - Own workforce	Harm employees if unlawful discriminatory conduct, inadequate working conditions, harassment or corruption occur.	Negative impact	Own operations	- Potential harm to employees through an inadequate working environment and conditions.	People	2. Help our employees develop by promoting diversity and learning and providing fair working conditions.	Short/medium term	Own operations	Systemic	N/A	N/A	3.1 'Our employees' - 3.1.3 'Inclusive culture'
S1 - Own workforce	Potential risk of conflict with employees based on the infringement of their rights.	Risk	Own operations	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	3.1 'Our employees' - 3.1.2 'Working conditions'
S4 - Consumers and end users	Positive impact on customers due to the bank’s offer of products and services that adapt to their needs and expectations and promote financial inclusion and health.	Positive impact	Own operations	- Promote customer inclusion through products and services that adapt to their needs	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Own operations	N/A	Develop products and services and special programmes to achieve financial health and inclusion	N/A	3.3 'Our customers' - 3.3.2 'Financial health and inclusion'
S4 - Consumers and end users	Education on, and awareness of, cybersecurity to understand potential threats and ways to repel them.	Positive impact	Own operations	Knowledge and awareness of cybersecurity matters to help reduce online threats	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Own operations	N/A	Interactive campaigns, awareness workshops, corporate sponsorship, podcasts	N/A	3.3 'Our customers' - 3.3.3 Privacy, data protection and cybersecurity
Annual report 2025    118

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
S4 - Consumers and end users	Negative impact on the customer if they do not have access to complaints channels or if, after making a complaint, the bank fails to take the necessary action.	Negative impact	Own operations	- Potential breakdown of trust and long-term relationships with customers	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Own operations	Systemic	N/A	N/A	3.3 'Our customers' - 3.3.1 'Conduct with customers'
S4 - Consumers and end users
Potential infringement of customers’, employees’ or shareholders’ rights if a lack of appropriate technical or organizational measures to protect their personal data according to law and the practices set by the Group occur.
		Negative impact	Upstream	- Potential breakdown of trust and long-term relationships with customers	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Business relations	Systemic	N/A	N/A	3.3 'Our customers' - 3.3.3 Privacy, data protection and cybersecurity
S4 - Consumers and end users
Negative impact on the customer if the bank fails to provide sufficient information on products or services or to guarantee access to, or the use of, products and services that may present certain obstacles or weak spots.
		Negative impact	Downstream and own operations	- Potential breakdown of trust and long-term relationships with customers	People	4. Be a trusted partner to our customers, with products and services that adapt to their needs, while applying responsible practices, supporting their financial inclusion, and protecting their information.	Short/medium term	Business relations and own operations	Systemic	N/A	N/A	3.3 'Our customers' - 3.3.1 'Conduct with customers'
S4 - Consumers and end users	Potential losses due to fines or a reduction in the number of customers if a failure to detect or respond effectively to breaches of privacy occur.	Risk	Downstream	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	3.3 'Our customers' - 3.3.3 Privacy, data protection and cybersecurity
S4 - Consumers and end users	Potential losses due to complaints or a reduction in the number of customers if substandard customer practices occur.	Risk	Downstream	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	3.3 'Our customers' - 3.3.1 'Conduct with customers'
Annual report 2025    119

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
S3 - Affected communities	Contribution to education, employability and entrepreneurship, as well as to community development through support programmes	Positive impact	Own operations	- Enhance education, employability and entrepreneurship opportunities, and contribute positively to addressing social needs in the communities we serve	People	3. Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.	Short/medium term	Own operations	N/A	- Education: Grants and scholarships for students and researchers to access and complete their studies; and support to universities in overcoming their key challenges (i.e. digitalization)
- Employability: Support lifelong learning; and facilitate access to employment in the early stages of people’s career.
										- Entrepreneurship: Provide access to the training, advice and resources (including benefits).	N/A	3.2 'Sustainable development in our communities' - 3.2.4 'Community Support'
S3 - Affected communities	Drive economic growth and job creation in the regions where we operate and provide credit to people and businesses	Positive impact	Downstream	- Grow the economy by helping people and businesses	People	3. Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.	Short/medium term	Business relations	N/A	Lending to create or grow businesses; microloans to microentrepreneurs to support the start-up and expansion of their businesses; and mortgages and loans for other items.	N/A	3.2 'Sustainable development in our communities' - 3.2.1 'Supporting the economy and social development of our communities'
S3 - Affected communities	Contribution to sustainable development through financing and investment that promotes sustainable performance in companies, addresses societal challenges, mitigates a specific issue, or pursues positive societal outcomes	Positive impact	Downstream	- Grow the economy, with a focus on activities that promote ESG performance; address social challenges; mitigate a specific social issue; or pursue positive social outcomes	People	3. Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.	Short/medium term	Business relations	N/A	- Label operations. - Propose investment that covers ESG factors and sustainability objectives.	N/A	3.2 'Sustainable development in our communities' - 3.2.2 'Responsible investment and social finance'
Annual report 2025    120

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
S3 - Affected communities
Finance activities (in any customer segment) that breach the bank’s policies and jeopardize the well-being of present and future generations or fail to sufficiently involve appropriate stakeholders or use suitable customer identification and management mechanisms when providing finance to a customer or project.
		Negative impact	Downstream and own operations	- Potential damage to people’s well-being and/or to the environment	People/environment	3. Contribute to the economic, financial and social development of our communities, with a special focus on education, employability and entrepreneurship.	Short/medium term	Business relations and own operations	Systemic	N/A	N/A	3.2 'Sustainable development in our communities' - 3.2.3 'Management of environmental and social aspects'
G1 - Business conduct	Act responsibly and consider investors’ interests and the impact on employees, broader society and the environment; pay taxes to support the distribution of wealth.	Positive impact	Own operations	- Promote decision-making that considers all stakeholders’ interests	People/environment	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.2 'Ethical conduct'
G1 - Business conduct	Protect the confidentiality of users of the bank’s ethical channel and have an effective reporting system in place that follows robust principles and procedures.	Positive impact	Own operations	- Availability of mechanisms for stakeholders to escalate confidentially and/or anonymously (and according to regulatory requirements) substandard practices by the bank and its people	People	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.3 'Ethical channels'
G1 - Business conduct	Promote responsible practices among vendors; engage with them, assess their performance in environmental, social and governance (ESG) matters and give them recommendations and tools to improve.	Positive impact	Own operations	- Promote responsible practice in our value chain	People/environment	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.4 'Our suppliers'
G1 - Business conduct	Negative impact on the environment or broader society by failing to implement measures to resolve incidents through complaints or reporting channels or due to a lack of continuous improvement actions.	Negative impact	Own operations	- Potential harm to people and/or the environment; loss of stakeholders’ trust in the channel’s effectiveness	People/environment	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.3 'Ethical channels'
Annual report 2025    121

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

ESRS	IRO description	IRO type	Value chain	Summary of current/potential effects (narrative)	People/environment	Strategy- and business model-related impacts	Time horizon[1]	Linked to impact due to own operations or business relations[2]	Systemic/specific	Core activities that lead to positive impacts	Risks and/or opportunities stemming from impacts	More details
G1 - Business conduct	Harm broader society through bribery or corruption.	Negative impact	Own operations	- Potential loss of customers’ and other stakeholders’ trust	People	5. Act responsibly through a strong culture, governance and conduct.	Short/medium term	Own operations	N/A	N/A	N/A	4.2 'Ethical conduct'
G1 - Business conduct	Potential risk from failing to ensure the operational resilience of the value chain by assessing vendors’ solvency, reputation and compliance with the law.	Risk	Own operations	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	4.4 'Our suppliers'
G1 - Business conduct	Risk stemming from improper conduct that makes illicit funds or assets appear legitimate and, therefore, facilitates illegal activity or to benefit from it.	Risk	Own operations	- Potential harm if risks materialize	N/A	N/A	N/A	N/A	N/A	N/A	✔	4.2 'Ethical conduct'

1. For more information on time horizons, see section 1.2 'Materiality assessment'.
2. Own operations are the bank’s internal activities; Business relations primarily centre on upstream and downstream value chain activities.

Annual report 2025    122

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 4. Climate transition plan88
i.Alignment targets details
Target types: To help our customers’ transition to a low-carbon economy, we employ physical emissions intensity for setting targets in the oil & gas, power generation, steel and auto sectors. Since transition pathways differ significantly across geographies, sectors and regulatory contexts, we use target ranges for our sectoral alignment. We prioritize engagement over divestment. We recognize that in certain situations, establishing alignment targets may inadvertently discourage the transition, for example, when customers increase their leverage to undertake significant CapEx programs to align their operations, while the alignment benefits will only materialise over the medium term. To prevent undesirable outcomes like the one described, we evaluate each case individually and base our decisions on a long-term perspective. However, due to the absence of a widely accepted 'transition finance taxonomy', we consider alignment targets to be an effective tool for informing portfolio decisions, provided that each case is managed individually. For the different targets’ design choices taken, we considered inputs from several different internal and external stakeholders.
Scenarios:89 To set science-based alignment targets for our financed sectors to 2030, and recognising that transition pathways differ significantly across geographies, sectors and regulatory contexts, we use regional NZE2050 and APS scenarios from the IEA, both consistent with the Paris Agreement goal of keeping global warming to 1.5ºC and 1.7°C respectively. These target ranges enable us to account for different transition speeds and regulatory frameworks, and to adjust annually in line with the latest scientific and policy developments. Our scope 1 and 2 own emission reduction objective by 2030 aligns with the cross-sector absolute reduction method considered by SBTi, which goes beyond the minimum ambition of a linear annual reduction of 4.2% between the base year and target year. The reduction plan for 2030 is consistent with the Paris Agreement and in line with Regulation (EU) 2021/1119.
Target coverage: All CIB portfolio targets and metrics are global and include our core subsidiaries. SCF's target is European and includes its passenger car portfolio (including loans and leasing) in
16 units (13 countries in Europe). This is the same scope we use to measure emissions performance and progress with our targets, though we are working on obtaining information and tracking emissions for other vehicle types.
Baseline years: We use 2023 as the baseline year for the four CIB targets and 2022 for auto lending in Europe, respectively. We chose those years to be representative of our portfolios following this year’s target review. For our own operations emissions (Scopes 1 & 2) reduction objectives, we use 2020 as the baseline considering the deadline of the plan set to 2030, and the guidelines criteria for setting science-based targets.
Financed emissions: According to the methodology and design we chose for each target we calculate financed emissions based on PCAF90. Since the emissions information of our customers or financed assets is not available in the same way as their financial information, there is a lag of at least one year in the emissions data.
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
Additionally, obligations arising from regulatory or supervisory requirements need to cover financed emissions from wider perimeters. For this, we also use other sources and methodologies, including average emission factors per sector based on market- recognised methodologies (such as PCAF).
We also calculate the financed emissions of our long-term investments in equity and sovereign debt, which represent material exposures in our balance sheet.
88 The Climate transition plan and the climate content of the Sustainability statement takes into account the recommendations of Glasgow Financial Alliance for Net Zero (GFANZ) and Task Force on Climate-related Financial Disclosures (TCFD)
89 The net-zero and APS reference scenarios used as reference, as well as the values considered for 2030, are those published by the IEA in its 2024 World Energy Outlook report. For oil and gas, the 2023 edition was used, as the 2024 report does not include an update of operational emissions for oil and gas. For own emission reduction reference data for 2030 is 104,400 ton (-42% vs. 2020).
90 PCAF: 'Partnership for Carbon Accounting Financials' is a global partnership of financial institutions that work together to develop and implement a harmonized approach to assess and disclose the greenhouse gas (GHG) emissions associated with their loans and investments. Santander joined PCAF in 2021.
Annual report 2025    123

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

2. Financed emissions for alignmentA
Sector	YearB	Exposure (drawn amount EUR bn)C	Emissions scope	Absolute emissionsD	Physical emissions intensity	Financial emissions intensity	Overall PCAF scoreE
Power generation	2023	12.79	1	3.88 mtCO₂e	149 kgCO₂e/MWh	0.30 mtCO₂e/EUR bn lent	2.7
	2024	12.16		2.07 mtCO₂e	88 kgCO₂e/MWh	0.17 mtCO₂e/EUR bn lent	2.7
Oil & Gas	2023	5.84	1 + 2	0.75 mtCO₂e	3.08 tCO₂e/TJ	0.13 mtCO₂e/EUR bn lent	3.0
	2024	5.44		0.71 mtCO₂e	3.15 tCO₂e/TJ	0.13 mtCO₂e/EUR bn lent	3.0
Steel	2023	1.73	1 + 2	1.59 mtCO₂e	1.47 tCO₂e/tS	0.92 mtCO₂e/EUR bn lent	3.1
	2024	1.47		1.36 mtCO₂e	1.51 tCO₂e/tS	0.92 mtCO₂e/EUR bn lent	3.0
Auto - manufacturing	2023	3.77	3F	2.56 mtCO₂	135 gCO₂/vkm	0.68 mtCO₂/EUR bn lent	3.0
	2024	3.65		2.15 mtCO₂	128 gCO₂/vkm	0.59 mtCO₂/EUR bn lent	3.0
Auto - lendingG	2023	62.40	1 + 2	6.78 mtCO₂e	133 gCO₂e/vkm	0.11 mtCO₂e/EUR bn lent	2.7
	2024	66.27		6.42 mtCO₂e	129 gCO₂e/vkm	0.09 mtCO₂e/EUR bn lent	2.7
Primary energy	2023	18.34	3F	14.85 mtCO₂e	45.1 tCO₂e/TJ	0.81 mtCO₂e/EUR bn lent	3.0
	2024	17.12		12.65 mtCO₂e	42.0 tCO₂e/TJ	0.74 mtCO₂e/EUR bn lent	2.9
Aviation	2023	0.70	1 + 2	0.58 mtCO₂e	83 gCO₂e/RPK	0.83 mtCO₂e/EUR bn lent	3.0
	2024	0.53		0.46 mtCO₂e	78 gCO₂e/RPK	0.87 mtCO₂e/EUR bn lent	3.0
AgroH	2023	2.87	1 + 2	8.41 mtCO₂e	6.87 tCO₂e/ton	2.93 mtCO₂e/EUR bn lent	3.0
	2024	2.46		7.12 mtCO₂e	6.56 tCO₂e/ton	2.89 mtCO₂e/EUR bn lent	3.0
MortgagesI	2023	262.45	1 + 2	1.93 mtCO₂e	21.06 kgCO₂e/m²	0.01 mtCO₂e/EUR bn lent	3.5
	2024	284.13		2.19 mtCO₂e	19.00 kgCO₂e/m²	0.01 mtCO₂e/EUR bn lent	3.6
Commercial Real EstateJ	2023	18.26	1+2	0.19 mtCO₂e	22.89 kgCO₂e/m²	0.01 mtCO₂e/EUR bn lent	4.0
	2024	18.82		0.31 mtCO₂e	26.14 kgCO₂e/m²	0.03 mtCO₂e/EUR bn lent	4.0
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
C.    For power generation it includes Corporates and Project Finance in operation, and under construction. Exposure in Santander Polska in 2024: EUR 0.76 bn in Power Generation and EUR 0.61bn in Auto Manufacturer. Exposure in remaining CIB sectors not material.
D.    Absolute financed emissions 2024 in Santander Polska 0.33 mtCO2e in Auto Manufacturer. Absolute financed emissions in other CIB sectors not material.
E. In line with PCAF’s data source hierarchy, this score is assigned to financed emissions calculations, ranging from 1 ( company-reported and verified data) to 5 (proxy or industry-average data).
F.    Scope 3 - category 11: use of sold products.
G.    Consumer lending for the acquisition of passenger cars, covering a significant majority of the exposure in Europe..
H.    Agriculture portfolio in Brazil. From 2024 onwards, and in line with materiality criteria, the calculation includes only soy, corn and beef cattle. The 2023 figure was recalculated to ensure comparability.
I.    Mortgage portfolio in the United Kingdom and Spain for 2023; United Kingdom, Spain and Portugal for 2024. Assessment includes Scope 1 and 2 emissions based on actual (where available) and modelled EPC's.
J. Commercial real estate portfolios in the United Kingdom and Spain for 2023; in the United Kingdom, Spain and Portugal for 2024. Assessment includes Scope 1 and 2 emissions based on actual (where available) and modelled EPC's.

More detail regarding other financed emissions calculations from our balance sheet, see section SN 7.1 'Green transition'.

iii. Internal carbon pricing
Internal carbon pricing is a tool that helps internalize the external costs of carbon emissions and align operations with broader sustainability objectives. We consider setting an internal carbon price is not the most appropriate approach for our type of operations and core business model as we strive to help our customers go green. Nonetheless, we do consider carbon pricing in several of our internal review and assessment tools, such as scenario analyses and transition risk calculations. These processes reflect the 'real world' costs in our prices. A 'fictitious' internal carbon price would cause disparity between the customer’s actual ability to pay debt and internal valuations. We encourage the creation of carbon prices in real economies to facilitate the transition to a low-carbon economy.
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
Annual report 2025    124

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
sustainability standards. They exclude undertakings that do not meet those standards.
We disclose our exposure to undertakings excluded from those benchmarks in section ‘10.4 Credit quality of exposures‘ of our Pillar 3 disclosures report in accordance with points (d) to (g) of Article 12(1) and (2) of Regulation (EU) 2020/1818.
v. Locked-in GHG emissions
Our double materiality assessment shows that our direct emissions do not have a negative impact on, or pose material risk to, the environment. Regarding locked-in GHG emissions from key assets,91 the nature of our financing and investment activity means that none of our key assets are sources of scope 1 and 2 emissions. Nonetheless, the Group takes carbon footprint reduction measures to help make a positive contribution to the environment.
As detailed in the 2.4.5 ‘Our environmental footprint’ section regarding indirect GHG emissions (scope 3), the only material category under this scope was category 3.15 (financed emissions), with a weighting of over 99% of the total scope 3 emissions. Regarding locked-in GHG emissions from key products,92 the category Scope 3.11 'Use of sold products emissions' is not material to the bank.
With regard to locked-in GHG emissions in category 3.15, there is currently no information available to have a reliable estimation due to lack of information from counterparties. In future exercises, its evaluation will be assessed based on the availability of data.
SN 5. EU Taxonomy93
Information on Article 8 of the EU Taxonomy Regulation
In 2020, the European Union adopted the Taxonomy Regulation that sets out a list of activities that can qualify as environmentally sustainable94 and stipulates that companies subject to the Corporate Sustainability Reporting Directive95 must disclose how their operations align with the EU Taxonomy.
In this context, and in accordance with the transitional regime set out in Commission Delegated Regulation (EU) 2026/73, the Group will defer until 2026 the application of both the new templates and the associated calculation methodologies (including the criteria applicable to the numerator and denominator of the Taxonomy KPIs, such as the Green Asset Ratio); accordingly, for the 2025 fiscal year the templates, calculation methodologies and disclosure requirements are maintained.
→GAR, financial institutions:
Financial institutions have been disclosing their Green Asset Ratio (GAR) since 2023. This ratio measures the financing granted to Taxonomy-aligned activities as the numerator and the total balance sheet as the denominator.96
To be considered aligned, activities must meet specific taxonomy criteria and ensure that they do no significant harm (DNSH) to any of the other environmental objectives and meet minimum social safeguards (MSS).

Santander's GAR is 3.17% (turnover-based)97 and 3.35% (CapEx-based)98
The European Taxonomy criteria do not reflect the full reality of companies’ transition efforts. Many activities that contribute to the transition to a greener economy do not meet the Taxonomy’s alignment criteria. Thus, we cannot include them in the ratio (for instance, certain types of hybrid cars, which, despite being an undoubted improvement on petrol cars, are not admitted in all cases).
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
•The available data is limited. In Latin America and even in European countries, energy efficiency certificates are either non-existent or very limited, which makes it impossible to account for aligned mortgages in the ratio. There are also significant gaps in companies’ alignment information.
•DNSH (do no significant harm) and MSS (minimum social safeguards) implementation criteria are complex and in no way reflect the reality of a bank. These criteria compel financial institutions to collect evidence that shows the counterparty
91 Estimates of future GHG emissions that could arise during the useful life of a company’s key assets. The term 'key assets' refers to existing or planned assets that a company owns or controls (e.g. fixed or mobile installations and equipment) and that are direct or indirect energy-related sources of GHG emissions.
92 Estimates of future GHG emissions as the direct GHG emissions from the use of products sold throughout their useful life (category 3.11).
93 Does not include information on Santander Bank Polska S.A. and its subsidiaries.
94 These are: 1) climate change mitigation; 2) climate change adaptation; 3) sustainable use and protection of water and marine resources; 4) transition to a circular economy; 5) pollution prevention and control and protection; and 6) restoration of biodiversity and ecosystems.
95 The CSRD applies to large companies, listed companies, banks, or insurance companies that meet certain criteria, such as having a balance sheet total greater than EUR 20 million, a turnover greater than EUR 40 million, or an average number of employees greater than 500 during the fiscal year.
96 Balance sheet total excluding exposures to sovereign debt, central banks and the trading book.
97 Calculation for the two climate-related objectives. For the flow of volumes, the Green Asset Ratio is 3.29% (turnover-based) and 3.85% (CapEx-based).
98 Eligibility for the climate-related targets is 31.2% based on turnover and 31.3% based on CapEx. For the remaining four targets, is 0.04% based on turnover and 0.03% based on CapEx.
Annual report 2025    125

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
meets certain standards for each transaction. This results in an inability to include specific aligned financing (e.g. project finance) in the numerator.
Based on a voluntary approach and to mitigate the first limitation mentioned above, we complement disclosure, we complement the GAR with an additional ratio (European and symmetric), 9.02%:
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

(EUR million)	2025	2024
GAR stockA	3.17%	3.04%
Taxonomy aligned activities	43,150	39,656
Total GAR denominator	1,359,362	1,306,542
European & Symmetric - GARA	9.02%	7.90%
Taxonomy aligned activities	42,962	39,287
Total GAR denominator	476,536	497,604
A Turnover-based ratio
→Other businesses’ GAR (asset management, insurance and investment services):
In addition to the credit institutions GAR that has already been published, we included the GAR for asset management, insurance99 and investment services businesses according to the European Commission's requirements100
→Our key performance indicator for asset management is 2.44% (based on turnover) and 3.48% (based on CapEx).101
→Our key performance indicator for insurance102 is 1.70% (based on turnover) and 2.09% (based on CapEx).103
→Regarding the investment services KPI, we analysed the turnover of the Group's companies in relation to the total, noting that it accounts for less than 3% and is, therefore immaterial. Accordingly, as in the previous year, it has been decided not to disclose the related templates.
→Consolidated KPI:
Last, per the European Commission's communiqué, we publish a consolidated KPI of all businesses, calculated as the weighted average of the applicable KPI of each business (credit institutions, asset management, insurance and investment services) based on turnover and CapEx, with weightings according to the proportion of revenue stemming from the activities covered by the corresponding KPI in their total turnover.104
Our consolidated KPI is 3.10% (based on turnover) and 3.30% (based on CapEx).
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

For more details about GAR, please see the section 'SN 7.2 EU taxonomy tables'.
99 For the asset management and insurer KPI, we included eligible and aligned transactions based on the eligibility and alignment ratios of counterparties (both in terms of CapEx and turnover).
100 C/2024/6691
101 Eligibility for climate-related targets is 7.9% based on turnover and 7.4% based on CapEx. For the remaining four objectives, eligibility is 1.88% based on turnover and 0.23% based on CapEx.
102 European Commission requirements dictate the disclosure of a KPI relating to investment and underwriting. Since the Group does not engage in underwriting relating to non-life insurance (but only markets these products), we only disclose an investment KPI.
103 Eligibility for climate-related targets is 12.7%based on turnover and 9.6%based on CapEx. For the remaining four objectives, eligibility is 2.62% based on turnover and 0.50% based on CapEx.
104 Based on turnover and CapEx, with weightings according to the proportion of revenue stemming from the activities covered by the corresponding KPI in their total turnover.
Annual report 2025    126

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 6. Classification system and funding framework
Sustainable finance and investment classification system (SFICS)

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
In 2025, we have continued incorporating new criteria, focusing on finance supporting the transition, as well as social finance criteria, and in accordance with local law and regulation.
In 2025 we updated the SFICS based on lessons learned and market trends. It now features:

A sustainability approach for customers that complements the activity-based approach.
Additional details on activities needed or supporting the transition to a low carbon economy, sustainable agriculture, food security and support to cooperatives.

New activities that come to light on the back of developments in the EU Taxonomy and other local taxonomies, covering environmental goals related to water, waste, the circular economy and biodiversity.

We will continue working to evolve the SFICS in line with market developments and business practice, to have a comprehensive set of criteria that enables us to classify green and transition activities that support our customers transition and contribute to our climate ambition, as well as classifying activities as sustainable or social.

Internationally recognized sector principles and guidelines that the SFICS draws on

EU taxonomy	ICMA Green/Social Bond Principles	LMA Green Loan Principles	LMA Sustainability Linked Loan Principles	ICMA Sustainability Linked Bond Principles	Local taxonomies (Colombia, Mexico, Chile, Brazil)	UNEP FI framework	Climate Bond Standards
Eligible products

Dedicated purpose				Sustainability-linked financing

→Proceeds go towards eligible environmental and social activities and initiatives.
→Eligibility criteria: Activities with a specific environmental and social purpose under accepted standards that follow internationally recognized sector guidelines and principles (ICMA, LMA, Climate Bonds Standard) and the EU taxonomy.

→Sustainability-linked transactions designed to help our customers achieve their ESG objectives.
→Transaction structured to achieve pre-determined sustainability performance targets (ESG ratings and metrics).
→Alignment with sector standards (ICMA and LMA).

Annual report 2025    127

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
There are 15 labelled bonds available which have been issued under this framework, with 6 of them issued in 2025.

Available green, social and sustainable bonds issued based on this framework*
Label	Issuance Date	Issuer	Product	Nominal	Maturity
Green	Oct-19	Banco Santander S.A.	Senior Preferred	EUR 1 bn	7 yrs
Green	Jun-20	Banco Santander S.A.	Senior Non Preferred	EUR 1 bn	7 yrs
Green	Jan-21	Santander Consumer Bank AS	Senior Preferred	SEK 500 mn	5 yrs
Green	Jun-21	Banco Santander S.A.	Senior Non Preferred	EUR 1 bn	8NC7
Green	Nov-21	Santander Consumer Bank AS	Senior Preferred	NOK 250 mn	5 yrs
Social	Jun-24	Banco Santander (Brasil) S.A.	Senior Unsecured	USD 250 mn	3 yrs
Green	Sep-24	Santander Consumer Bank AS	Senior Preferred	SEK 500 mn	3 yrs
Green	Oct-24	Santander Consumer Bank AS	Senior Preferred	SEK 300 mn	3 yrs
Green	Nov-24	Santander Consumer Bank AS	Senior Preferred	NOK 300 mn	3 yrs
Green	Jun-25	Banco Santander Chile	Senior Unsecured	USD 10 mn	5 yrs
Green	Jul-25	Banco Santander Chile	Senior Unsecured	JPY 10 bn	3 yrs
Green	Aug-25	Santander Consumer Bank AS	Senior Preferred	NOK 500 mn	3 yrs
Sustainability	Oct-25	Banco Santander de Negocios Colombia S.A.	Senior Unsecured	COP 150,000 mn	2 yrs
Sustainability	Oct-25	Banco Santander de Negocios Colombia S.A.	Senior Unsecured	COP 200,000 mn	4 yrs
Green	Dec-25	Banco Santander Chile	Senior Unsecured	USD 10 mn	5 yrs
*Information disclosed in our quarterly fixed income reports
Annual report 2025    128

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 7. Our progress in figures
SN 7.1 Green transition    130
Table 1. Green finance    130
Table 2. Environmental footprint    130
Table 3. Gross scopes 1, 2, 3 and total GHG emissions    131
Table 4. GHG mitigation projects financed through carbon credits    134
Table 5 Equator principles    134
SN 7.2 EU taxonomy tables    135
SN 7.3 Employees    217
Table 6. Employees by region    217
Table 7. Employees by gender    217
Table 8. Employees by management group and gender    218
Table 9. Employees by age bracket    218
Table 10. Employees by employment contract    219
Table 11. Collective bargaining coverage
and social dialogue     219
Table 12. Turnover by region     219
Table 13. Average remuneration by management group, gender and age bracket    220
Table 14. Remuneration ratios    220
Table 15. Average remuneration of senior management    220
Table 16. Average remuneration of senior
management linked to long-term objectives    220
Table 17. Senior management composition    220
Table 18. Training    221
Table 19. Hours of training by gender and management
group    221
Table 20. Occupational health and safety    221
SN 7.4 Customers    222
Table 21. Group customers    222
Table 22. Dialogue by channel    222
Table 23. NPS ranking by country    223
Table 24. Total complaints    223
SN 7.5 Financial inclusion    223
Table 25. People financially included    223
Table 26. Microfinance    224
SN 7.6 Community support    224
Table 27. Community support    224
Table 28. People and organizations helped    224
SN 7.7 Tax contribution    225
Table 29. Total taxes paid    225
Annual report 2025    129

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 7.1 Green transition

1. Green financeA
EUR bn	2025	2024	2023	2022	2021
Raised and facilitated	34.6	24.1	20.9	28.8	31.9
Accumulated since 2019	174.0	139.4	115.3	94.5	65.7
A. From January to December 2025, CIB contributed EUR 34.6 billion to the green finance target. Information obtained from public sources, such as Infralogic, Dealogic, TXF or Bloomberg league tables. All roles undertaken by Banco Santander in the same project are accounted for. Other sustainable finance components, such as financial inclusion and entrepreneurship, are excluded. Green Finance raised and facilitated is not a synonym of EU Taxonomy. Information from League Tables extracted by 12 January 2026, at the latest.

2. Environmental footprint
	2025	2024	Var. 2025-2024 (%)
Consumption
Total internal energy consumption (MWh)	914,344	1,012,554	-9.7
Total fossil energy consumption (MWh)	140,993	179,258	-21.3
Share of fossil sources in total energy consumption (%)	15.4%	17.7%	-12.9
Consumption from nuclear sources (MWh)	1,466	6,457	-77.3
Share of nuclear sources in total energy consumption (%)	0.2%	0.6%	-74.8
Total certified renewable energy consumption (MWh)	760,720	793,136	-4.1
Share of certified renewable sources in total energy consumption (%)	83.2%	78.3%	6.2
Fuel consumption by renewable source, such as biomass (MWh) A	5,358	0	—
Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)	738,945	780,356	-5.3
Consumption of self-generated non-fuel renewable energy (MWh)	16,417	12,780	28.5
Total not certified renewable energy consumption (MWh)	11,165	33,703	-66.9
Share of not certified renewable sources in total energy consumption (%)	1.2%	3.3%	-63.3
Total electricity (millions of kwh)	774.54	856.65	-9.6
Electricity from non-renewable sources (millions of kwh)	19.17	63.52	-69.8
Electricity from renewable sources (millions of kwh)	755.36	793.14	-4.8
Percentage of contractual instruments (contracts for renewable electricity guaranteed by utility) used for the procurement of renewable electricity.	53%	53%	0.3
Percentage of contractual instruments (PPAs_Power Purchase Agreements) used for the purchase of renewable electricity	9%	9%	0.5
Percentage of contractual instruments (IRECs (International Renewable Electricity Certificates or DoO) used for the procurement of renewable electricity	38%	38%	-0.5
Water (m3)B	1,952,392	1,961,149	-0.4
Paper (t)	6,106	6,023	1.4
Recycled or certified paper (t)	5,144	5,000	2.9
A. The total amount of renewable fuel reported is based on the purchase of biogas certificates in the United Kingdom, equivalent to Guarantees of Origin associated with the gas consumed in our facilities.
B. Santander consumes water basically from public water supply networks.
Annual report 2025    130

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

3. Gross scopes 1, 2, 3 and total GHG emissions (excluding financed emissions)
	Retrospective				Milestones and target years G
	Base year (2020) G	Comparative (2024)	N (2025)	% N / N-1	2025	2030	2050	Annual Target % / Base Year
Scope 1 GHG emissionsA,B
Gross scope 1 GHG emissions (tCO2e)	41,158	40,699	40,173	(1.3%)	-	38,499	-	0.6%
Scope 2 GHG emissionsA,C
Gross location-based Scope 2 GHG emissions (tCO2e)	297,621	194,276	165,781	(14.7%)	-	172,276	-	4.2%
Gross market-based Scope 2 GHG emissions (tCO2e)	144,038	24,350	11,524	(52.7%)	-	12,350	-	9.1%
Significant scope 3 GHG emissionsD
Total Gross indirect (Scope 3) GHG emissions (tCO2e)	-	1,116,061	1,408,798	26.2%	-	-	-	-
1 Purchased goods and servicesE	-	698,768	1,133,547	62.2%	-	-	-	-
2 Capital goodsE	-	216,388	72,145	(66.7)%	-	-	-	-
4 Upstream transportation and distributionE	-	52,835	61,135	15.7%	-	-	-	-
6 Business travelA,F	-	52,150	41,216	(21.0)%	-	-	-	-
7 Employee commutingA,F	-	82,569	82,347	(0.3)%	-	-	-	-
9 Downstream transportationE	-	13,350	18,408	37.9%	-	-	-	-
Total GHG emissions (excluding financed emissions)A,H
Total GHG emissions (location-based) (tCO2e)	-	1,351,008	1,614,753	19.5%	-	-	-	-
Total GHG emissions (market-based) (tCO2e)	-	1,181,082	1,460,495	23.7%	-	-	-	-
A. The entities listed under ESRS Requirement E1, paragraph 50.b) (investees with operational control), are not material to Santander.
B. These emissions include those derived from direct energy consumption: Natural gas, diesel as well as the fuel consumption of the fleets where it is applicable and fugitive emissions of refrigerant gases according to the GHG Protocol standard. For the calculation of these emissions, emission factors from DEFRA (Department for Environment, Food and Rural Affairs) 2025 for the financial year 2025 and DEFRA 2024 for the financial year 2024 have been applied. Santander does not directly use biomass as fuel and therefore does not produce direct biogenic emissions. Santander does not manage emissions subject to regulated Emission Trading Schemes, including the EU-ETS, national ETS and non-EU ETS. The direct emissions in tCO2e disaggregated by country are: Argentina 1,533, Brazil 5,859, Chile 536, Germany 2,138, Mexico 7,008, Poland 6,688, Portugal 542, Spain 5,739, UK 2,354, USA 5,949, Others 1,826.
An interpretation error was identified in Brazil regarding the methodology and calculation criteria for Scope 1 emissions in the 2024 exercise. After applying the corporate methodology consistently, Scope 1 emissions for 2024 increase from 35,503 tCO₂e to 40,699 tCO₂e, equivalent to a 14.6% rise in this scope, which is also reflected in the Group’s total emissions, as well as in an equivalent adjustment to our 2030 target.
C. These emissions include those derived from electricity consumption and the use of district heating and correspond to Scope 2 defined by the GHG Protocol standard. In 2025 they have been calculated with emission factors of the 2025 edition of the IEA, for 2024 the emission factors of the 2024 edition were used. For the calculation of district heating in Poland and Norway, local public emission factors for 2025 different from DEFRA were used. Data on biogenic emissions is not included as information on these emissions is not available in the IEA emission factor database.
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
The indirect emissions in tCO2e disaggregated by country are:
◦Market-based: Argentina 0, Brazil 0, Chile 0, Germany 798, Mexico 0, Poland 6,843, Portugal 0, Spain 0, UK 0, USA 0, Others 3,883.
◦Location-based: Argentina 10,336, Brazil 13,458, Chile 4,529, Germany 5,112, Mexico 57,194, Poland 20,865, Portugal 1,817, Spain 21,194, UK 13,006, USA 14,035, Others 4,238.
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
E. Supply chain emissions are calculated using a spend-based approach considering the payments to our suppliers in the current year. For that non primary data obtained from suppliers has been used. These are calculated using the Supply Chain Greenhouse Gas Emission Factors v1.3 from the U.S. Environmental Protection Agency. Our supplier taxonomies are mapped to the sectors considered in the database and then converted into emissions through spend-based emissions factors. Then, different spending taxonomies are grouped based on the GHG scope 3 categories based on their nature (purchased goods and services, capital goods, upstream and downstream transportation)
F. For the calculation of these emission factors DEFRA 2025 for fiscal year 2025 and DEFRA 2024 for fiscal year 2024 have been applied. For Brazil’s specific fuels, emissions factors from the Brazilian GHG Protocol Program have been applied.
G. Our reduction objectives have been externally assured only in the verification process of the present report.
H. To comply with the regulatory requirements we have extended the financed emissions calculations, in most cases based on factors and other proxies. More details, see table below 3.2. The total absolute financed emissions (scope 3, categories 15 and 13) of this broad scope, including scope 1, 2 and 3 are 222.4 mtCO2e. And the total GHG emissions market-based are 223.9 mtCO2e (285.0 mtCO2e in 2024), and 224.0 mtCO2e location-based (283.8 mtCO2e in 2024). With this figure, the ratio of 'GHG total emissions / Total income' both market and location-based is: 3.8 mtCO2e/EUR bn (Total income figure as disclosed in the Consolidated Income Statements), (4.6 mtCO2e/EUR bn in 2024).
To address the Royal Decree 214/2025, the Scope 1 and Scope 2 (market-based) emission data for Spain calculated using the emission factors published by MITECO are 5947 and 0 respectively.
Annual report 2025    131

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

3.1. Financed emissions of non-financial corporations, as disclosed in Pillar 3 (2025)
Sector	Gross carrying amount (€bn)	GHG financed emissions (scope 1 and scope 2 of the counterparty) (mtCO2e)	GHG financed emissions (scope 3 of the counterparty) (mtCO2e)	GHG emissions: gross carrying amount percentage of the portfolio derived from company-specific reporting
Exposures towards sectors that highly contribute to climate change A	238.5	39.7	129.6	11.3%
A - Agriculture, forestry and fishing	7.5	6.7	3.3	0.7%
B - Mining and quarrying	10.8	4.9	29.8	17.1%
C - Manufacturing	46.0	10.6	47.1	13.2%
D - Electricity, gas, steam and air conditioning supply	14.4	6.8	5.0	26.2%
E - Water supply; sewerage, waste management and remediation activities	1.5	0.8	0.4	5.9%
F - Construction	18.6	0.7	6.6	3.6%
G - Wholesale and retail trade; repair of motor vehicles and motorcycles	71.7	5.1	32.8	17.1%
H - Transportation and storage	16.1	2.5	2.9	7.9%
I - Accommodation and food service activities	10.6	0.5	1.4	1.0%
L - Real estate activities	41.3	1.0	0.3	1.6%
Exposures towards sectors other than those that highly contribute to climate change A	91.5
K - Financial and insurance activities
Exposures to other sectors (NACE codes J, M - U)	91.5
TOTAL	330.0	39.7	129.6
A.In accordance with the Commission delegated regulation EU) 2020/1818 supplementing regulation (EU) 2016/1011 as regards minimum standards for EU Climate Transition Benchmarks and EU Paris-aligned Benchmarks -Climate Benchmark Standards Regulation - Recital 6: Sectors listed in Sections A to H and Section L of Annex I to Regulation (EC) No 1893/2006.

3.1. Financed emissions of non-financial corporations, as disclosed in Pillar 3 (2024)
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

Annual report 2025    132

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

3.2. Financed emissions estimated from balance sheetA (2025)
Asset	Gross carrying amount assessed (EUR bn)	GHG financed emissions (scope 1 and scope 2) (mtCO2e)	GHG Scope 1 and 2 (mtCO2e)/ exposure (EUR bn)	GHG financed emissions (scope 3) (mtCO2e)	GHG Scope 3 (mtCO2e)/ exposure (EUR bn)	PCAF ScoreG
Non-financial corporations (Pillar 3)B	238.5	39.7	0.17	129.6	0.54	4.7
Mortgages[c]	324.6	3.0	0.01	0	0.00	3.6
Motor vehicle loansD	151.1	16.2	0.11	0	0.00	3.9
Sovereign debtE	152.0	34.0	0.22	0	0.00	4.0
TOTALF	866.2	92.8	0.11	129.6	0.15
A. This includes scope 3 - category 13 and 15 emissions for regulatory purposes. Santander Polska exposures are excluded as they are classified as assets held for sale.
B. These are the financed emissions reported under the EBA Pillar 3 exercise, which should not be confused with the portfolio alignment financed emissions, as the scope and supporting data of the two exercises is different.
C. Mortgage financed emissions. Calculated as of 2024, for the UK and Spain, and Portugal. Also extending calculation to rest of group's mortgage portfolio (2025 data).
D Motor vehicle loans financed emissions from loans and leases. That includes the current auto-lending alignment target scope, calculated as of 2024, and other auto exposures within EU consumer finance business and auto-lending in America, calculated with 2025 financial data.
E. Sovereign debt at fair value or amortized cost. Financed emissions calculated covers scope 1 including 'Land Use, Land-Use Change and Forestry', following the recommendations by PCAF methodology and using the United Nations Framework Convention on Climate Change official reported emissions factors from the PCAF database.
F. Other less emissive assets exposure were calculated last year but deemed not material, in financed emissions terms, and no longer included in the calculations. These emissions represents less than 1% of the total financed emissions.
G. As explained below, we had to extrapolate the emissions calculations for some of the exposure assessed for 'Financed emissions estimated from balance sheet'. The PCAF score is an approximation assuming the extrapolations account for PCAF score 5 (worse quality), and the rest is calculated following the PCAF standard recommendations.

3.2. Financed emissions estimated from balance sheetA (2024)
Asset	Gross carrying amount assessed (EUR bn)	GHG financed emissions (scope 1 and scope 2) (mtCO2e)	GHG Scope 1 and 2 (mtCO2e)/ exposure (EUR bn)	GHG financed emissions (scope 3) (mtCO2e)	GHG Scope 3 (mtCO2e)/ exposure (EUR bn)	PCAF ScoreG
Non-financial corporations (Pillar 3)B	338.5	58.6	0.18	159.3	0.66	4.8
Mortgages[c]	350.5	3.6	0.01	0.0	0.01	3.8
Motor vehicle loansD	170.2	27.0	0.16	0.0	0.16	4.2
Sovereign debtE	155.2	33.9	0.22	0.0	0.22	2.2
TOTALF	1014.4	123.1	0.12	159.3	0.16
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
E. Sovereign debt at fair value or amortized cost. Financed emissions calculated covers scope 1 including 'Land Use, Land-Use Change and Forestry', following the recommendations by PCAF methodology and using the United Nations Framework Convention on Climate Change official reported emissions factors from the PCAF database.
F. Other less emissive assets exposure were calculated last year but deemed not material, in financed emissions terms, and no longer included in the calculations. These emissions represents less than 1% of the total financed emissions.
G. As explained below, we had to extrapolate the emissions calculations for near 20% of the exposure assessed for 'Financed emissions estimated from balance sheet'. The PCAF score is an approximation assuming the extrapolations account for PCAF score 5 (worse quality), and the rest is calculated following the PCAF standard recommendations.

Santander discloses the financed emissions from our balance sheet in this annual report, extending the scope from the emissions calculated with PCAF methodology to a broader scope to cover almost all balance sheet exposures subject to financed emissions calculations, with the only purpose of complying with the disclosure regulation. In the 'SN. 4 Our transition plan' we disclose the financed emissions of portfolio alignment with reasonable quality of data, with the aim of managing our portfolios with alignment purposes. In this section, we prioritize the completeness of the sustainability information disclosed. This means that the calculations where primarily supported by emissions factors, proxies or approximations, instead of actual reported emissions, to extend the calculation of financed emissions as reasonable as possible. This calculation helps us reach the figures we disclose, although we will continue to work on improving the available data and calculations in the future.
For all these reasons, we could expect some volatility in the financed emissions disclosed as better information becomes available over time or as some of the proxies/factors provided by external parties are updated.
Annual report 2025    133

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

4. GHG mitigation projects financed through carbon credits
Carbon credits cancelled and used for scopes 1+2 compensation	N (2025)	Comparative (2024)
Total (tCO2e)A	51,700	59,858
Share from removal projectsB (%)	26%	15%
Share from reduction projects (%)	74%	85%
Share of projects validated by Verra’s VCS	12%	13%
Share of projects validated by Climate Action Reserve	26%	15%
Share of projects validated by Gold Standard	62%	72%
Share from projects within the EU (%)	—%	—%
Share of carbon credits that qualify as corresponding adjustments (%)	—%	—%
A. Since emissions offsetting is done by country, the upward rounding of tCO2e means that the total amount of credits is slightly higher than the total sum of emissions.
B. In 2025, all GHG phase-out mitigation projects are nature-based (biogenic) solutions projects. Santander cancels all credits after purchase in the year. In 2025, 39500 new credits were acquired and cancelled: 33.3% validated by Climate Action Reserve (removal projects) and 66.7% validated by Gold Standard (reduction projects). The existing contractual agreements Santander has in different countries will enable us to obtain 81,073 carbon credits between from now to 2073 year. Cancellation of such credits will be based on the mitigation approach at the time.

Banco Santander remains offsetting scope 1 and 2 emissions. As part of our voluntary carbon credit market monitoring, every year we analyse and select a list of initiatives, usually in our core markets. We follow a strict carbon credit selection process that includes due diligence and compliance of our policies. Projects are also certified under some of the industry's most well-known standards. Moreover, all the carbon credits we purchased in 2025 were ratified by an independent rating agency to validate their integrity.

5. Equator Principles
Number of projects	Project Finance			Project Related Corporate Loans			Project-Related Refinance and Project-Related Acquisition for Project Finance
Category	A	B	C	A	B	C	A	B	C
TOTAL 2025	7	7	5	1	4	0	0	0	0
TOTAL 2024	3	9	3	2	3	1	0	0	0
Sector
Mining	0	0	0	0	0	0	0	0	0
Infrastructure	0	0	0	0	1	0	0	0	0
Oil & gas	2	0	0	0	0	0	0	0	0
Power	5	6	5	0	1	0	0	0	0
Others	0	1	0	1	2	0	0	0	0
Region
Americas	2	2	1	1	2	0	0	0	0
Europe, Middle East & Africa	5	4	4	0	1	0	0	0	0
Asia pacific	0	1	0	0	1	0	0	0	0
Type
Designated countriesA	6	6	5	0	3	0	0	0	0
Non-designated countries	1	1	0	1	1	0	0	0	0
Independent review
Yes	7	6	4	1	3	0	0	0	0
No	0	1	1	0	1	0	0	0	0
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
Category C – Projects with minimal or no adverse environmental and social risks and/or impacts.
Annual report 2025    134

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 7.2 EU taxonomy tables105
0. Summary of KPI to be disclosed by credit institutions under Article 8 Taxonomy Regulation - 2025

		Total environmentally sustainable assets (1)	KPI (3)	KPI (4)	% coverage (over total assets) (5)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Main KPI	Green asset ratio (GAR) stock	43,150	3.17	3.35	70.9	37.3	29.1

		Total environmentally sustainable assets (2)	KPI	KPI	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Additional KPI	GAR (flow)	11,682	3.29	3.85	67.8	41.5	32.2
	Trading book(6)
	Financial guarantees	296	1.70	3.40
	Assets under management	3,533	1.90	2.70
	Fees and commissions income(6)

(1) Total environmentally sustainable assets used for the Turnover KPI. The total environmentally sustainable assets used for the CapEx KPI amount to EUR 45,573 million.
(2) Total environmentally sustainable assets used for the Turnover KPI. The total environmentally sustainable assets used for the CapEx KPI amount to EUR 13,678 million for the GAR stock, EUR 611 million for financial guarantees and EUR 5,077 million for assets under management.
(3) Based on the counterparty’s Turnover KPI.
(4) Based on the counterparty’s CapEx KPI, except in the case of lending activities, where, for general purpose loans, the Turnover KPI is used.
(5) Percentage of assets covered by the KPI relative to banks’ total assets.
(6) The KPIs for fees and commissions and for the trading book will only become applicable as from 2026.

105 Perimeter calculation for GAR, in accordance with the Commission Delegated Regulation (EU) 2021/2178, is based on the prudential consolidated group. In this context, the entities within the Santander Group are consolidated using the full consolidation method, except for jointly controlled entities, which are proportionately consolidated. Companies that cannot be consolidated due to their activity are included using the equity method. The difference between the total assets of the public and prudential perimeters is not significant. This difference is due to the exclusion of non-financial entities and the inclusion of multi-group and intergroup entities, in accordance with this consolidation criterion.
Annual report 2025    135

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
0. Summary of KPI to be disclosed by credit institutions under Article 8 Taxonomy Regulation - 2024

		Total environmentally sustainable assets (1)	KPI (3)	KPI (4)	% coverage (over total assets) (5)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Main KPI	Green asset ratio (GAR) stock	39,656	3.0	3.3	69.8	34.0	30.2

		Total environmentally sustainable assets (2)	KPI	KPI	% coverage (over total assets)	% of assets excluded from the numerator of the GAR (Article 7.2 and 7.3 and Section 1.1.2. of Annex V)	% of assets excluded from the denominator of the GAR (Article 7.1 and Section 1.2.4 of Annex V)
Additional KPI	GAR (flow)	7,862	2.63	3.35	65.9	40.7	34.1
	Trading book(6)
	Financial guarantees	249	1.47	3.46
	Assets under management	2,047	1.3	2.14
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
(4) Based on the CapEx KPI of the counterparty.
(5) % of assets covered by the KPI over banks´ total assets.
(6) Fees and Commissions and Trading Book KPIs shall only apply starting 2026.

Annual report 2025    136

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1. Assets for the calculation of GAR (Capex) - 2025106

Million EUR		2024
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	640,063	425,367	45,540	40,112	12,135	2,212	72	33	0	21	425,439	45,573	40,112	12,135	2,233
2	Financial undertakings	26,147	4,820	1,459	0	54	506	10	3	0	0	4,830	1,463	0	54	506
3	Credit institutions	17,570	2,581	283	0	22	29	5	1	0	0	2,587	284	0	22	29
4	Loans and advances	16,746	2,447	256	0	21	28	5	1	0	0	2,452	257	0	21	28
5	Debt securities, including UoP (Use of Proceeds)	824	134	26	0	1	1	0	0	0	0	134	26	0	1	1
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	8,578	2,239	1,177	0	32	477	5	2	0	0	2,244	1,179	0	32	477
8	of which investment firms	1,842	611	313	0	0	112	2	1	0	0	613	313	0	0	112
9	Loans and advances	1,783	606	312	0	0	112	2	1	0	0	608	312	0	0	112
10	Debt securities, including UoP	59	5	1	0	0	0	0	0	0	0	5	1	0	0	0
11	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	110	3	0	0	0	0	0	0	0	0	3	0	0	0	0
13	Loans and advances	108	3	0	0	0	0	0	0	0	0	3	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	2	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	2,496	190	16	0	1	2	0	0	0	0	190	16	0	1	2
17	Loans and advances	2,049	183	12	0	1	0	0	0	0	0	184	12	0	1	0
18	Debt securities, including UoP	328	6	5	0	0	1	0	0	0	0	6	5	0	0	1
19	Equity instruments	119	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	27,473	8,504	3,968	0	91	1,706	62	30	0	20	8,566	3,998	0	91	1,727
21	Loans and advances	25,611	7,865	3,517	0	89	1,646	49	18	0	9	7,914	3,534	0	89	1,655
22	Debt securities, including UoP	1,843	636	451	0	2	60	11	10	0	10	648	461	0	2	70
23	Equity instruments	19	3	1		0	1	1	1		1	4	2		0	2
24	Households	582,241	410,097	40,112	40,112	11,990	0	0	0	0	0	410,097	40,112	40,112	11,990	0
25	of which loans collateralised by residential immovable property	343,443	316,028	28,123	28,123	0	0	0	0	0	0	316,028	28,123	28,123	0	0
106 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    137

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Million EUR		2024
Million EUR			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Million EUR		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
Million EUR		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
Million EUR		Total [gross] carrying amount			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
26	of which building renovation loans	1,286	1,286	3	3	3	0	0	0	0	0	1,286	3	3	3	0
27	of which motor vehicle loans	92,783	92,783	11,987	11,987	11,987	0					92,783	11,987	11,987	11,987	0
Annual report 2025    138

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Million EUR		2024
Million EUR			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Million EUR		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
Million EUR		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
Million EUR		Total [gross] carrying amount			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	4,202	1,946	0	0	0	0	0	0	0	0	1,946	0	0	0	0
29	Housing financing	144	140	0	0	0	0	0	0	0	0	140	0	0	0	0
30	Other local government financing	4,058	1,806	0	0	0	0	0	0	0	0	1,806	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	4,505	49	0	0	0	0	0	0	0	0	49	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	714,794	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	450,321
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	120,681
35	Loans and advances	118,610
36	of which loans collateralised by commercial immovable property	15,237
37	of which building renovation loans	1,586
38	Debt securities	1,719
39	Equity instruments	352
40	Non-EU country counterparties not subject to NFRD disclosure obligations	329,640
41	Loans and advances	290,038
42	Debt securities	35,079
43	Equity instruments	4,523
44	Derivatives	4,030
45	On demand interbank loans	9,650
46	Cash and cash-related assets	7,344
47	Other categories of assets (e.g. Goodwill, commodities etc.)	243,449
48	Total GAR assets	1,359,362	425,416	45,540	40,112	12,135	2,212	72	33	0	21	425,488	45,573	40,112	12,135	2,233
49	Assets not covered for GAR calculation	558,430
50	Central governments and Supranational issuers	149,320
51	Central banks exposure	156,831
Annual report 2025    139

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Million EUR		2024
Million EUR			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Million EUR		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
Million EUR		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
Million EUR		Total [gross] carrying amount			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
52	Trading book	252,279
53	Total assets	1,917,792	425,416	45,540	40,112	12,135	2,212	72	33	0	21	425,488	45,573	40,112	12,135	2,233
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	17,728	1,323	610	0	50	407	21	1	0	1	1,344	611	0	50	407
55	Assets under management107	184,693	18,080	4,946	0	260	2,123	154	131	0	4	18,234	5,077	0	260	2,127
56	Of which debt securities	73,146	12,031	2,703	0	131	1,363	120	108	0	3	12,150	2,811	0	131	1,366
57	Of which equity instruments	77,939	6,050	2,243	0	129	760	34	23	0	1	6,084	2,266	0	129	761

107 The assets under management taken into account in this template covers the whole Group.
Annual report 2025    140

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1. Assets for the calculation of GAR (Turnover) - 2025108

Million EUR		2025
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	640,063	423,342	43,105	40,112	12,095	1,460	377	44	0	43	423,720	43,150	40,112	12,095	1,502
2	Financial undertakings	26,147	4,529	944	0	32	367	330	35	0	33	4,859	979	0	32	400
3	Credit institutions	17,570	2,964	498	0	20	129	49	30	0	29	3,014	528	0	20	158
4	Loans and advances	16,746	2,835	450	0	19	129	49	30	0	29	2,885	480	0	19	157
5	Debt securities, including UoP	824	129	47	0	1	1	0	0	0	0	129	47	0	1	1
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	8,578	1,565	447	0	12	237	281	5	0	5	1,846	452	0	12	242
8	of which investment firms	1,842	157	70	0	0	47	1	0	0	0	157	70	0	0	47
9	Loans and advances	1,783	140	69	0	0	47	1	0	0	0	140	69	0	0	47
10	Debt securities, including UoP	59	17	1	0	0	0	0	0	0	0	17	1	0	0	0
11	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	110	54	0	0	0	0	0	0	0	0	54	0	0	0	0
13	Loans and advances	108	54	0	0	0	0	0	0	0	0	54	0	0	0	0
14	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
15	Equity instruments	2	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	2,496	185	11	0	1	2	279	4	0	4	464	15	0	1	6
17	Loans and advances	2,049	180	9	0	1	0	40	1	0	1	220	10	0	1	1
18	Debt securities, including UoP	328	4	2	0	0	1	239	3	0	3	244	6	0	0	5
19	Equity instruments	119	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	27,473	6,771	2,049	0	74	1,093	47	9	0	9	6,818	2,058	0	74	1,102
21	Loans and advances	25,611	6,444	1,812	0	74	1,055	39	6	0	6	6,484	1,818	0	74	1,061
22	Debt securities, including UoP	1,843	326	236	0	0	38	4	0	0	0	330	236	0	0	38
23	Equity instruments	19	1	0		0	0	3	3		3	4	4		0	4
24	Households	582,241	410,097	40,112	40,112	11,990	0	0	0	0	0	410,097	40,112	40,112	11,990	0
25	of which loans collateralised by residential immovable property	343,443	316,028	28,123	28,123	0	0	0	0	0	0	316,028	28,123	28,123	0	0
26	of which building renovation loans	1,286	1,286	3	3	3	0	0	0	0	0	1,286	3	3	3	0
108 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    141

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Million EUR		2025
Million EUR			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Million EUR		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
Million EUR		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
Million EUR		Total [gross] carrying amount			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
27	of which motor vehicle loans	92,783	92,783	11,987	11,987	11,987	0					92,783	11,987	11,987	11,987	0
28	Local governments financing	4,202	1,946	0	0	0	0	0	0	0	0	1,946	0	0	0	0
29	Housing financing	144	140	0	0	0	0	0	0	0	0	140	0	0	0	0
30	Other local government financing	4,058	1,806	0	0	0	0	0	0	0	0	1,806	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	4,505	49	0	0	0	0	0	0	0	0	49	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	714,794	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	450,321
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	120,681
35	Loans and advances	118,610
36	of which loans collateralised by commercial immovable property	15,237
37	of which building renovation loans	1,586
38	Debt securities	1,719
39	Equity instruments	352
40	Non-EU country counterparties not subject to NFRD disclosure obligations	329,640
41	Loans and advances	290,038
42	Debt securities	35,079
43	Equity instruments	4,523
44	Derivatives	4,030
45	On demand interbank loans	9,650
46	Cash and cash-related assets	7,344
47	Other categories of assets (e.g. Goodwill, commodities etc.)	243,449
48	Total GAR assets	1,359,362	423,391	43,105	40,112	12,095	1,460	377	44	0	43	423,768	43,150	40,112	12,095	1,502
49	Assets not covered for GAR calculation	558,430
50	Central governments and Supranational issuers	149,320
Annual report 2025    142

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Million EUR		2025
Million EUR			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Million EUR		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
Million EUR		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
Million EUR		Total [gross] carrying amount			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
51	Central banks exposure	156,831
52	Trading book	252,279
53	Total assets	1,917,792	423,391	43,105	40,112	12,095	1,460	377	44	0	43	423,768	43,150	40,112	12,095	1,502
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	17,728	968	292	0	19	212	31	5	0	5	999	296	0	19	217
55	Assets under management109	184,693	17,619	3,495	0	122	1,547	818	38	0	37	18,437	3,533	0	122	1,583
56	Of which debt securities	73,146	10,923	1,647	0	49	809	321	20	0	20	11,243	1,667	0	49	828
57	Of which equity instruments	77,939	6,696	1,848	0	73	738	497	18	0	17	7,194	1,866	0	73	755

109 The assets under management taken into account in this template covers the whole Group.
Annual report 2025    143

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1. Assets for the calculation of GAR (Capex) - 2024

Million EUR		2024
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	664,610	447,158	42,818	36,969	9,508	2,202	101	17	0	3	447,259	42,834	36,969	9,508	2,206
2	Financial undertakings	25,544	5,704	1,600	0	28	432	27	2	0	0	5,732	1,602	0	28	432
3	Credit institutions	18,208	3,332	312	0	1	12	24	2	0	0	3,356	314	0	1	12
4	Loans and advances	16,848	3,097	293	0	1	12	11	2	0	0	3,108	295	0	1	12
5	Debt securities, including UoP (Use of Proceeds)	1,360	235	19	0	0	0	13	0	0	0	248	19	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	7,336	2,372	1,288	0	28	420	4	0	0	0	2,376	1,289	0	28	420
8	of which investment firms	2,300	975	878	0	0	233	0	0	0	0	975	878	0	0	233
9	Loans and advances	1,778	528	439	0	0	136	0	0	0	0	528	439	0	0	136
10	Debt securities, including UoP	523	447	439	0	0	98	0	0	0	0	447	439	0	0	98
11	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	258	101	8	0	0	5	0	0	0	0	102	8	0	0	5
13	Loans and advances	176	61	3	0	0	3	0	0	0	0	61	3	0	0	3
14	Debt securities, including UoP	80	41	5	0	0	2	0	0	0	0	41	5	0	0	2
15	Equity instruments	2	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	2,050	246	9	0	0	0	2	0	0	0	247	9	0	0	0
17	Loans and advances	1,931	246	9	0	0	0	2	0	0	0	247	9	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	119	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	28,232	11,539	4,248	0	648	1,771	73	15	0	3	11,612	4,263	0	648	1,774
21	Loans and advances	26,333	10,918	3,827	0	646	1,508	65	6	0	3	10,983	3,833	0	646	1,511
22	Debt securities, including UoP	1,891	620	420	0	1	262	8	8	0	1	628	428	0	1	263
23	Equity instruments	8	1	1		0	0	0	0	0	0	1	1		0	0
24	Households	609,668	428,942	36,969	36,969	8,832	0	0	0	0	0	428,942	36,969	36,969	8,832	0
25	of which loans collateralised by residential immovable property	362,813	331,277	28,137	28,137	0	0	0	0	0	0	331,277	28,137	28,137	0	0
26	of which building renovation loans	1,189	1,189	0	0	0	0	0	0	0	0	1,189	0	0	0	0
27	of which motor vehicle loans	96,477	96,477	8,832	8,832	8,832	0					96,477	8,832	8,832	8,832	0
Annual report 2025    144

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Million EUR		2024
Million EUR			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Million EUR		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
Million EUR		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
Million EUR		Total [gross] carrying amount			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
28	Local governments financing	1,166	973	0	0	0	0	0	0	0	0	973	0	0	0	0
29	Housing financing	155	153	0	0	0	0	0	0	0	0	153	0	0	0	0
30	Other local government financing	1,012	819	0	0	0	0	0	0	0	0	819	0	0	0	0
31	Collateral obtained by taking possession: residential and commercial immovable properties	4,825	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	637,106	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	438,149
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	134,206
35	Loans and advances	132,387
36	of which loans collateralised by commercial immovable property	23,620
37	of which building renovation loans	1,704
38	Debt securities	1,575
39	Equity instruments	244
40	Non-EU country counterparties not subject to NFRD disclosure obligations	303,944
41	Loans and advances	276,247
42	Debt securities	24,306
43	Equity instruments	3,391
44	Derivatives	5,772
45	On demand interbank loans	12,146
46	Cash and cash-related assets	9,252
47	Other categories of assets (e.g. Goodwill, commodities etc.)	171,788
48	Total GAR assets	1,306,542	447,158	42,818	36,969	9,508	2,202	101	17	0	3	447,259	42,834	36,969	9,508	2,206
49	Assets not covered for GAR calculation	565,848
50	Central governments and Supranational issuers	142,309
51	Central banks exposure	193,354
Annual report 2025    145

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Million EUR		2024
Million EUR			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Million EUR		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
Million EUR		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
Million EUR		Total [gross] carrying amount			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
52	Trading book	230,185
53	Total assets	1,872,390	447,158	42,818	36,969	9,508	2,202	101	17	0	3	447,259	42,834	36,969	9,508	2,206
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	16,898	1,282	570	0	47	387	39	15	0	4	1,320	585	0	47	390
55	Assets under management110	156,908	13,238	3,345	0	184	1,419	348	15	0	1	13,586	3,360	0	184	1,420
56	Of which debt securities	71,062	8,288	1,665	0	96	752	292	2	0	0	8,580	1,668	0	96	752
57	Of which equity instruments	63,320	4,744	1,616	0	86	642	54	12	0	1	4,798	1,628	0	86	643
110 The assets under management taken into account in this template covers the whole Group.
Annual report 2025    146

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1. Assets for the calculation of GAR (Turnover) - 2024

Million EUR		2024
			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
				Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
					Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	664,610	444,137	39,615	36,969	8,952	1,412	365	41	0	18	444,503	39,656	36,969	8,952	1,431
2	Financial undertakings	25,544	4,921	776	0	3	280	289	21	0	2	5,210	798	0	3	281
3	Credit institutions	18,208	3,265	280	0	0	5	25	2	0	0	3,290	281	0	0	5
4	Loans and advances	16,848	3,028	260	0	0	5	12	2	0	0	3,040	262	0	0	5
5	Debt securities, including UoP	1,360	237	19	0	0	0	13	0	0	0	250	19	0	0	0
6	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
7	Other financial corporations	7,336	1,656	497	0	2	274	264	20	0	2	1,919	516	0	2	276
8	of which investment firms	2,300	392	263	0	0	141	43	4	0	2	435	268	0	0	143
9	Loans and advances	1,778	174	68	0	0	47	43	4	0	2	217	72	0	0	49
10	Debt securities, including UoP	523	218	196	0	0	94	0	0	0	0	218	196	0	0	94
11	Equity instruments	0	0	0		0	0	0	0		0	0	0		0	0
12	of which management companies	258	122	6	0	0	4	0	0	0	0	122	6	0	0	4
13	Loans and advances	176	120	6	0	0	4	0	0	0	0	121	6	0	0	4
14	Debt securities, including UoP	80	1	0	0	0	0	0	0	0	0	1	0	0	0	0
15	Equity instruments	2	0	0		0	0	0	0		0	0	0		0	0
16	of which insurance undertakings	2,050	244	7	0	0	0	219	15	0	0	462	22	0	0	0
17	Loans and advances	1,931	244	7	0	0	0	219	15	0	0	462	22	0	0	0
18	Debt securities, including UoP	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
19	Equity instruments	119	0	0		0	0	0	0		0	0	0		0	0
20	Non-financial undertakings	28,232	9,302	1,869	0	117	1,133	76	20	0	17	9,378	1,889	0	117	1,149
21	Loans and advances	26,333	9,014	1,648	0	117	936	70	16	0	16	9,084	1,664	0	117	952
22	Debt securities, including UoP	1,891	288	221	0	0	197	7	3	0	0	294	224	0	0	197
23	Equity instruments	8	0	0		0	0	0	0		0	0	0		0	0
24	Households	609,668	428,942	36,969	36,969	8,832	0	0	0	0	0	428,942	36,969	36,969	8,832	0
25	of which loans collateralised by residential immovable property	362,813	331,277	28,137	28,137	0	0	0	0	0	0	331,277	28,137	28,137	0	0
26	of which building renovation loans	1,189	1,189	0	0	0	0	0	0	0	0	1,189	0	0	0	0
27	of which motor vehicle loans	96,477	96,477	8,832	8,832	8,832	0					96,477	8,832	8,832	8,832	0
28	Local governments financing	1,166	973	0	0	0	0	0	0	0	0	973	0	0	0	0
29	Housing financing	155	153	0	0	0	0	0	0	0	0	153	0	0	0	0
30	Other local government financing	1,012	819	0	0	0	0	0	0	0	0	819	0	0	0	0
Annual report 2025    147

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Million EUR		2024
Million EUR			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Million EUR		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
Million EUR		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
Million EUR		Total [gross] carrying amount			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
31	Collateral obtained by taking possession: residential and commercial immovable properties	4,825	0	0	0	0	0	0	0	0	0	0	0	0	0	0
32	Assets excluded from the numerator for GAR calculation (covered in the denominator)	637,106	0	0	0	0	0	0	0	0	0	0	0	0	0	0
33	Financial and Non-financial undertakings	438,149
34	SMEs and NFCs (other than SMEs) not subject to NFRD disclosure obligations	134,206
35	Loans and advances	132,387
36	of which loans collateralised by commercial immovable property	23,620
37	of which building renovation loans	1,704
38	Debt securities	1,575
39	Equity instruments	244
40	Non-EU country counterparties not subject to NFRD disclosure obligations	303,944
41	Loans and advances	276,247
42	Debt securities	24,306
43	Equity instruments	3,391
44	Derivatives	5,772
45	On demand interbank loans	12,146
46	Cash and cash-related assets	9,252
47	Other categories of assets (e.g. Goodwill, commodities etc.)	171,788
48	Total GAR assets	1,306,542	444,137	39,615	36,969	8,952	1,412	365	41	0	18	444,503	39,656	36,969	8,952	1,431
49	Assets not covered for GAR calculation	565,848
50	Central governments and Supranational issuers	142,309
51	Central banks exposure	193,354
52	Trading book	230,185
53	Total assets	1,872,390	444,137	39,615	36,969	8,952	1,412	365	41	0	18	444,503	39,656	36,969	8,952	1,431
Off-balance sheet exposures - Undertakings subject to NFRD disclosure obligations
54	Financial guarantees	16,898	809	218	0	1	166	67	31	0	31	876	249	0	1	197
55	Assets under management111	156,908	12,858	1,994	0	78	844	861	53	0	19	13,719	2,047	0	78	863
111 The assets under management taken into account in this template covers the whole Group.
Annual report 2025    148

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Million EUR		2024
Million EUR			Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Million EUR		Total [gross] carrying amount	Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)
Million EUR		Total [gross] carrying amount		Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
Million EUR		Total [gross] carrying amount			Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
56	Of which debt securities	71,062	8,627	912	0	37	367	520	20	0	11	9,147	931	0	37	378
57	Of which equity instruments	63,320	4,061	1,040	0	40	462	328	32	0	8	4,389	1,072	0	40	470
Annual report 2025    149

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2. GAR sector information (Capex) - 2025112

Breakdown by sector - NACE 4 digits level (code and label)		2025
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
1	A Agriculture, forestry and fishing	23	0			0	0			23	0
2	B910 - Support activities for petroleum and natural gas extraction	73	57			1	1			74	58
3	B Mining and quarrying	314	235			2	2			316	237
4	C2059 - Manufacture of other chemical products n.e.c.	60	38			0	0			60	39
5	C2410 - Manufacture of basic iron and steel and of ferro-alloys	98	0			0	0			98	0
6	C2511 - Manufacture of metal structures and parts of structures	48	46			15	15			62	60
7	C2733 - Manufacture of wiring devices	66	21			0	0			66	21
8	C2910 - Manufacture of motor vehicles	75	5			0	0			75	5
9	C3020 - Manufacture of railway locomotives and rolling stock	68	60			0	0			68	60
10	C3030 - Manufacture of air and spacecraft and related machinery	559	181			0	0			559	181
11	C Manufacturing	138	23			0	0			138	23
12	D3511 - Production of electricity	444	113			0	0			445	114
13	D3512 - Transmission of electricity	1,048	918			2	2			1,050	919
14	D3513 - Distribution of electricity	86	83			0	0			86	83
15	D3514 - Trade of electricity	578	479			2	2			580	481
16	D Electricity, gas, steam and air conditioning supply	801	670			0	0			801	670
17	E Water supply	56	46			0	0			56	46
18	F4110 - Development of building projects	17	16			0	0			17	16
112 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    150

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Breakdown by sector - NACE 4 digits level (code and label)		2025
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Breakdown by sector - NACE 4 digits level (code and label)		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
Breakdown by sector - NACE 4 digits level (code and label)		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
Breakdown by sector - NACE 4 digits level (code and label)		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
19	F4211 - Construction of roads and motorways	6	2			0	0			6	2
20	F4299 - Construction of other civil engineering projects n.e.c.	69	1			0	0			69	1
21	F4312 - Site preparation	150	34			0	0			150	34
22	F4321 - Electrical installation	102	29			6	3			108	32
23	F Construction	229	80			0	0			229	80
24	G4511 - Sale of cars and light motor vehicles	50	2			0	0			50	2
25	G4614 - Agents involved in the sale of machinery, industrial equipment, ships and aircraft	62	47			0	0			63	47
26	G Wholesale and retail trade	125	9			0	0			125	9
27	H4910 - Passenger rail transport, interurban	66	1			0	0			66	1
28	H5221 - Service activities incidental to land transportation	239	27			0	0			239	27
29	H Transport and storage	57	1			0	0			57	1
30	I5510 - Hotels and similar accommodation	210	52			0	0			210	52
31	I Accommodation and food service activities	92	40			0	0			92	40
32	J6120 - Wireless telecommunications activities	189	0			0	0			189	0
33	J6399 - Other information service activities n.e.c.	77	0			0	0			77	0
34	J Information and communication	62	20			25	1			88	21
35	L6810 - Buying and selling of own real estate	433	0			0	0			433	0
36	L6820 - Renting and operating of own or leased real estate	65	7			3	1			69	8
37	L6832 - Management of real estate on a fee or contract basis	83	0			0	0			83	0
38	L Real estate activities	55	3			0	0			55	3
39	M7010 - Activities of head offices	58	50			0	0			58	50
40	M7021 - Public relations and communication activities	459	303			1	0			460	303
Annual report 2025    151

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Breakdown by sector - NACE 4 digits level (code and label)		2025
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Breakdown by sector - NACE 4 digits level (code and label)		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
Breakdown by sector - NACE 4 digits level (code and label)		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
Breakdown by sector - NACE 4 digits level (code and label)		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
41	M7022 - Business and other management consultancy activities	61	17			0	0			61	17
42	M7112 - Engineering activities and related technical consultancy	55	4			0	0			55	4
43	M7490 - Other professional, scientific and technical activities n.e.c.	77	24			0	0			77	24
44	M Professional, scientific and technical activities	225	59			1	0			226	59
45	N7711 - Renting and leasing of cars and light motor vehicles	3	1			0	0			3	1
46	N8010 - Private security activities	43	3			0	0			43	3
47	N8211 - Combined office administrative service activities	62	1			0	0			62	1
48	N8299 - Other business support service activities n.e.c.	125	52			0	0			125	52
49	N Administrative and support service activities	32	1			0	0			32	1
50	O Public administration and defence, compulsory social security	0	0			0	0			0	0
51	P Education	16	0			0	0			16	0
52	Q Human health services and social work activities	9	1			0	0			9	1
53	R Arts, entertainment and recreation	4	0			0	0			4	0
54	S Other services	299	107			1	1			301	108

1. Exposures in the banking book towards those sectors covered by the Taxonomy (NACE sectors 4 levels of detail), using the relevant NACE Codes on the basis of the principal activity of the counterparty. A threshold above 0.5% of the eligible exposure has been set for reporting NACE at level 4. All other NACEs outside this threshold are reported at level 1.
Annual report 2025    152

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2. GAR sector information (Turnover) - 2025113

Breakdown by sector - NACE 4 digits level (code and label)		2025
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
1	A Agriculture, forestry and fishing	23	0			0	0			23	0
2	B910 - Support activities for petroleum and natural gas extraction	118	28			0	0			118	28
3	B Mining and quarrying	42	16			0	0			42	16
4	C2059 - Manufacture of other chemical products n.e.c.	40	4			0	0			40	4
5	C2410 - Manufacture of basic iron and steel and of ferro-alloys	45	10			0	0			45	10
6	C2511 - Manufacture of metal structures and parts of structures	93	0			0	0			93	0
7	C2733 - Manufacture of wiring devices	44	28			0	0			44	28
8	C2910 - Manufacture of motor vehicles	581	52			0	0			581	52
9	C3020 - Manufacture of railway locomotives and rolling stock	100	0			0	0			100	0
10	C3030 - Manufacture of air and spacecraft and related machinery	42	0			0	0			42	0
11	C Manufacturing	260	47			0	0			260	47
12	D3511 - Production of electricity	708	466			4	2			711	468
13	D3512 - Transmission of electricity	53	47			0	0			53	47
14	D3513 - Distribution of electricity	414	312			1	1			415	313
15	D3514 - Trade of electricity	499	348			0	0			499	348
16	D Electricity, gas, steam and air conditioning supply	26	12			0	0			26	12
17	E Water supply	22	4			1	0			23	4
18	F4110 - Development of building projects	70	1			0	0			70	1
113 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    153

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Breakdown by sector - NACE 4 digits level (code and label)		2025
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Breakdown by sector - NACE 4 digits level (code and label)		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
Breakdown by sector - NACE 4 digits level (code and label)		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
Breakdown by sector - NACE 4 digits level (code and label)		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
19	F4211 - Construction of roads and motorways	90	16			3	0			92	16
20	F4299 - Construction of other civil engineering projects n.e.c.	93	16			2	0			95	16
21	F4312 - Site preparation	114	0			0	0			114	0
22	F4321 - Electrical installation	59	5			0	0			59	5
23	F Construction	40	17			2	0			42	17
24	G4511 - Sale of cars and light motor vehicles	318	38			0	0			318	38
25	G4614 - Agents involved in the sale of machinery, industrial equipment, ships and aircraft	47	0			0	0			47	0
26	G Wholesale and retail trade	83	14			0	0			84	14
27	H4910 - Passenger rail transport, interurban	47	0			0	0			47	0
28	H5221 - Service activities incidental to land transportation	206	56			0	0			206	56
29	H Transport and storage	69	14			0	0			69	14
30	I5510 - Hotels and similar accommodation	189	0			0	0			189	0
31	I Accommodation and food service activities	76	0			0	0			76	0
32	J6120 - Wireless telecommunications activities	140	53			13	1			153	54
33	J6399 - Other information service activities n.e.c.	433	0			0	0			433	0
34	J Information and communication	50	4			13	4			64	8
35	L6810 - Buying and selling of own real estate	125	75			0	0			125	75
36	L6820 - Renting and operating of own or leased real estate	87	0			1	0			88	1
37	L6832 - Management of real estate on a fee or contract basis	44	3			0	0			44	3
38	L Real estate activities	2	0			0	0			2	0
39	M7010 - Activities of head offices	285	172			2	0			288	172
40	M7021 - Public relations and communication activities	57	5			0	0			57	5
Annual report 2025    154

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Breakdown by sector - NACE 4 digits level (code and label)		2025
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Breakdown by sector - NACE 4 digits level (code and label)		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
Breakdown by sector - NACE 4 digits level (code and label)		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
Breakdown by sector - NACE 4 digits level (code and label)		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
41	M7022 - Business and other management consultancy activities	58	6			0	0			58	6
42	M7112 - Engineering activities and related technical consultancy	70	10			0	0			70	10
43	M7490 - Other professional, scientific and technical activities n.e.c.	203	45			3	0			205	45
44	M Professional, scientific and technical activities	34	23			0	0			34	23
45	N7711 - Renting and leasing of cars and light motor vehicles	135	16			0	0			135	16
46	N8010 - Private security activities	36	0			0	0			36	0
47	N8211 - Combined office administrative service activities	61	0			0	0			61	0
48	N8299 - Other business support service activities n.e.c.	71	32			0	0			71	32
49	N Administrative and support service activities	18	1			0	0			18	1
50	O Public administration and defence, compulsory social security	0	0			0	0			0	0
51	P Education	16	0			0	0			16	0
52	Q Human health services and social work activities	9	3			0	0			10	3
53	R Arts, entertainment and recreation	0	0			0	0			0	0
54	S Other services	228	48			1	0			229	49

1. Exposures in the banking book towards those sectors covered by the Taxonomy (NACE sectors 4 levels of detail), using the relevant NACE Codes on the basis of the principal activity of the counterparty. A threshold above 0.5% of the eligible exposure has been set for reporting NACE at level 4. All other NACEs outside this threshold are reported at level 1.

Annual report 2025    155

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2. GAR sector information (Capex) - 2024

Breakdown by sector - NACE 4 digits level (code and label)		2024
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
1	A Agriculture, forestry and fishing	25	0			0	0			25	0
2	B610 - Extraction of crude petroleum	67	53			0	0			67	53
3	B910 - Support activities for petroleum and natural gas extraction	354	261			1	0			354	261
4	B Mining and quarrying	50	4			0	0			51	4
5	C2410 - Manufacture of basic iron and steel and of ferro-alloys	61	55			0	0			61	55
6	C2511 - Manufacture of metal structures and parts of structures	121	120			0	0			121	120
7	C2732 - Manufacture of other electronic and electric wires and cables	129	98			0	0			129	98
8	C2733 - Manufacture of wiring devices	66	55			0	0			66	55
9	C2910 - Manufacture of motor vehicles	443	147			0	0			443	147
10	C3020 - Manufacture of railway locomotives and rolling stock	134	34			0	0			134	34
11	C3030 - Manufacture of air and spacecraft and related machinery	60	0			0	0			60	0
12	C Manufacturing	622	278			3	3			625	281
13	D3511 - Production of electricity	971	726			0	0			972	726
14	D3513 - Distribution of electricity	400	362			0	0			400	362
15	D3514 - Trade of electricity	471	328			0	0			471	328
16	D3521 - Manufacture of gas	136	46			0	0			136	46
17	D Electricity, gas, steam and air conditioning supply	92	38			0	0			92	38
18	E Water supply	78	3			0	0			78	3
19	F4110 - Development of building projects	80	1			0	0			80	1
20	F4211 - Construction of roads and motorways	149	35			3	0			152	35
Annual report 2025    156

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Breakdown by sector - NACE 4 digits level (code and label)		2024
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Breakdown by sector - NACE 4 digits level (code and label)		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
Breakdown by sector - NACE 4 digits level (code and label)		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
Breakdown by sector - NACE 4 digits level (code and label)		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
21	F4299 - Construction of other civil engineering projects n.e.c.	88	10			2	0			90	10
22	F4312 - Site preparation	390	2			0	0			390	2
23	F Construction	162	38			1	0			164	38
24	G4511 - Sale of cars and light motor vehicles	551	81			0	0			552	81
25	G4519 - Sale of other motor vehicles	101	23			0	0			101	23
26	G4641 - Wholesale of textiles	58	0			0	0			58	0
27	G4711 - Retail sale in non-specialised stores with food, beverages or tobacco predominating	132	11			0	0			132	11
28	G4778 - Other retail sale of new goods in specialised stores	103	1			0	0			103	1
29	G Wholesale and retail trade	403	69			8	0			412	69
30	H4950 - Transport via pipeline	148	134			0	0			148	134
31	H5210 - Warehousing and storage	83	0			0	0			83	0
32	H5221 - Service activities incidental to land transportation	267	7			0	0			267	7
33	H Transport and storage	158	30			0	0			159	30
34	I5510 - Hotels and similar accommodation	182	0			0	0			182	0
35	I Accommodation and food service activities	50	0			0	0			50	0
36	J6120 - Wireless telecommunications activities	348	30			31	1			379	31
37	J6399 - Other information service activities n.e.c.	472	0			0	0			472	0
38	J Information and communication	160	12			2	2			163	14
39	L6810 - Buying and selling of own real estate	140	73			7	0			148	73
40	L6820 - Renting and operating of own or leased real estate	175	0			0	0			175	1
41	L Real estate activities	22	0			0	0			22	0
42	M7010 - Activities of head offices	929	554			8	8			937	562
Annual report 2025    157

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Breakdown by sector - NACE 4 digits level (code and label)		2024
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Breakdown by sector - NACE 4 digits level (code and label)		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
Breakdown by sector - NACE 4 digits level (code and label)		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
Breakdown by sector - NACE 4 digits level (code and label)		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
43	M7490 - Other professional, scientific and technical activities n.e.c.	196	88			3	0			199	88
44	M Professional, scientific and technical activities	156	69			1	0			157	69
45	N7711 - Renting and leasing of cars and light motor vehicles	723	119			0	0			723	119
46	N8211 - Combined office administrative service activities	84	30			0	0			84	30
47	N8299 - Other business support service activities n.e.c.	230	90			0	0			230	90
48	N Administrative and support service activities	105	0			0	0			105	0
49	O Public administration and defence, compulsory social security	0	0			0	0			0	0
50	P Education	18	0			0	0			18	0
51	Q Human health services and social work activities	14	2			0	0			14	2
52	R Arts, entertainment and recreation	20	0			0	0			20	0
53	S9609 - Other personal service activities n.e.c.	83	19			0	0			83	19
54	S Other services	275	111			1	0			276	111

1. Exposures in the banking book towards those sectors covered by the Taxonomy (NACE sectors 4 levels of detail), using the relevant NACE Codes on the basis of the principal activity of the counterparty. A threshold above 0.5% of the eligible exposure has been set for reporting NACE at level 4. All other NACEs outside this threshold are reported at level 1.
Annual report 2025    158

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2. GAR sector information (Turnover) - 2024

Breakdown by sector - NACE 4 digits level (code and label)		2024
		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
1	A Agriculture, forestry and fishing	25	0			0	0			25	0
2	B910 - Support activities for petroleum and natural gas extraction	186	76			1	0			187	76
3	B Mining and quarrying	46	6			0	0			46	6
4	C2351 - Manufacture of cement	67	1			0	0			67	1
5	C2410 - Manufacture of basic iron and steel and of ferro-alloys	88	3			0	0			88	3
6	C2442 - Aluminium production	138	35			0	0			138	35
7	C2511 - Manufacture of metal structures and parts of structures	150	0			0	0			150	0
8	C2732 - Manufacture of other electronic and electric wires and cables	100	44			0	0			100	44
9	C2910 - Manufacture of motor vehicles	432	36			0	0			432	36
10	C3011 - Building of ships and floating structures	68	16			0	0			68	16
11	C3020 - Manufacture of railway locomotives and rolling stock	134	37			0	0			134	37
12	C3030 - Manufacture of air and spacecraft and related machinery	73	0			0	0			73	0
13	C3313 - Repair of electronic and optical equipment	49	0			0	0			49	0
14	C Manufacturing	318	60			0	0			318	60
15	D3511 - Production of electricity	613	348			2	0			615	348
16	D3513 - Distribution of electricity	236	165			0	0			236	165
17	D3514 - Trade of electricity	235	163			0	0			235	163
18	D3521 - Manufacture of gas	99	5			0	0			99	5
19	D Electricity, gas, steam and air conditioning supply	52	19			0	0			52	19
20	E3600 - Water collection, treatment and supply	51	0			0	0			51	0
Annual report 2025    159

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Breakdown by sector - NACE 4 digits level (code and label)		2024
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Breakdown by sector - NACE 4 digits level (code and label)		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
Breakdown by sector - NACE 4 digits level (code and label)		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
Breakdown by sector - NACE 4 digits level (code and label)		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
21	E Water supply	28	4			1	0			29	4
22	F4110 - Development of building projects	81	2			0	0			81	2
23	F4120 - Construction of residential and non-residential buildings	51	11			0	0			51	11
24	F4211 - Construction of roads and motorways	175	71			8	0			183	71
25	F4299 - Construction of other civil engineering projects n.e.c.	93	19			4	0			97	19
26	F4312 - Site preparation	374	0			1	0			374	0
27	F Construction	111	33			6	0			117	33
28	G4511 - Sale of cars and light motor vehicles	272	24			0	0			272	24
29	G4519 - Sale of other motor vehicles	99	11			0	0			99	11
30	G4614 - Agents involved in the sale of machinery, industrial equipment, ships and aircraft	63	0			0	0			63	0
31	G Wholesale and retail trade	174	16			0	0			174	16
32	H4950 - Transport via pipeline	50	36			0	0			50	36
33	H5210 - Warehousing and storage	83	0			0	0			83	0
34	H5221 - Service activities incidental to land transportation	265	10			0	0			265	10
35	H Transport and storage	124	7			0	0			124	7
36	I5510 - Hotels and similar accommodation	167	0			0	0			167	0
37	I Accommodation and food service activities	41	0			0	0			41	0
38	J6120 - Wireless telecommunications activities	453	90			20	3			473	93
39	J6399 - Other information service activities n.e.c.	472	0			0	0			472	0
40	J Information and communication	138	3			12	3			150	7
41	L6810 - Buying and selling of own real estate	158	61			0	0			158	61
42	L6820 - Renting and operating of own or leased real estate	185	0			4	4			189	4
43	L Real estate activities	22	0			0	0			22	0
Annual report 2025    160

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Breakdown by sector - NACE 4 digits level (code and label)		2024
Breakdown by sector - NACE 4 digits level (code and label)		Climate Change Mitigation (CCM)				Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
Breakdown by sector - NACE 4 digits level (code and label)		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD		Non-Financial corporates (Subject to NFRD)		SMEs and other NFC not subject to NFRD
Breakdown by sector - NACE 4 digits level (code and label)		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount		[Gross] carrying amount
Breakdown by sector - NACE 4 digits level (code and label)		Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCM)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)	Mn EUR	Of which environmentally sustainable (CCM+CCA)
44	M7010 - Activities of head offices	767	179			4	3			772	183
45	M7112 - Engineering activities and related technical consultancy	67	29			1	0			68	29
46	M7490 - Other professional, scientific and technical activities n.e.c.	145	62			4	0			149	62
47	M Professional, scientific and technical activities	59	27			6	4			65	31
48	N7711 - Renting and leasing of cars and light motor vehicles	716	41			0	0			716	41
49	N7712 - Renting and leasing of trucks	49	0			0	0			49	0
50	N8211 - Combined office administrative service activities	58	4			0	0			58	4
51	N8299 - Other business support service activities n.e.c.	196	65			0	0			196	65
52	N Administrative and support service activities	79	0			0	0			79	0
53	O Public administration and defence, compulsory social security	0	0			0	0			0	0
54	P Education	18	0			0	0			18	0
55	Q Human health services and social work activities	13	1			0	0			13	1
56	R Arts, entertainment and recreation	15	0			0	0			15	0
57	S9609 - Other personal service activities n.e.c.	70	3			0	0			70	3
58	S Other services	210	44			2	2			212	46

Annual report 2025    161

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3. GAR KPI stock (Capex) - 2025114

% (compared to total covered assets in the denominator)		2025
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	66.5%	7.1%	6.3%	1.9%	0.3%	0.0%	0.0%	0.0%	0.0%	66.5%	7.1%	6.3%	1.9%	0.3%	33.4%
2	Financial undertakings	18.4%	5.6%	0.0%	0.2%	1.9%	0.0%	0.0%	0.0%	0.0%	18.5%	5.6%	0.0%	0.2%	1.9%	1.4%
3	Credit institutions	14.7%	1.6%	0.0%	0.1%	0.2%	0.0%	0.0%	0.0%	0.0%	14.7%	1.6%	0.0%	0.1%	0.2%	0.9%
4	Loans and advances	14.6%	1.5%	0.0%	0.1%	0.2%	0.0%	0.0%	0.0%	0.0%	14.6%	1.5%	0.0%	0.1%	0.2%	0.9%
5	Debt securities, including UoP	16.3%	3.2%	0.0%	0.1%	0.1%	0.1%	0.0%	0.0%	0.0%	16.3%	3.2%	0.0%	0.1%	0.1%	0.0%
6	Equity instruments	29.9%	1.7%		0.1%	0.2%	0.2%	0.1%		0.0%	30.1%	1.9%		0.1%	0.2%	0.0%
7	Other financial corporations	26.1%	13.7%	0.0%	0.4%	5.6%	0.1%	0.0%	0.0%	0.0%	26.2%	13.7%	0.0%	0.4%	5.6%	0.4%
8	of which investment firms	33.2%	17.0%	0.0%	0.0%	6.1%	0.1%	0.0%	0.0%	0.0%	33.3%	17.0%	0.0%	0.0%	6.1%	0.1%
9	Loans and advances	34.0%	17.5%	0.0%	0.0%	6.3%	0.1%	0.0%	0.0%	0.0%	34.1%	17.5%	0.0%	0.0%	6.3%	0.1%
10	Debt securities, including UoP	7.9%	1.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	7.9%	1.5%	0.0%	0.0%	0.0%	0.0%
11	Equity instruments	26.3%	0.8%		0.0%	0.0%	0.0%	0.0%		0.0%	26.3%	0.8%		0.0%	0.0%	0.0%
12	of which management companies	3.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	3.1%	0.0%	0.0%	0.0%	0.0%	0.0%
13	Loans and advances	3.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	3.1%	0.0%	0.0%	0.0%	0.0%	0.0%
14	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	7.6%	0.7%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	7.6%	0.7%	0.0%	0.0%	0.1%	0.1%
17	Loans and advances	8.9%	0.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	9.0%	0.6%	0.0%	0.0%	0.0%	0.1%
18	Debt securities, including UoP	1.9%	1.5%	0.0%	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%	1.9%	1.5%	0.0%	0.0%	0.4%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	31.0%	14.4%	0.0%	0.3%	6.2%	0.2%	0.1%	0.0%	0.0%	31.2%	14.6%	0.0%	0.3%	6.3%	1.4%
21	Loans and advances	30.7%	13.7%	0.0%	0.3%	6.4%	0.2%	0.1%	0.0%	0.0%	30.9%	13.8%	0.0%	0.3%	6.5%	1.3%
22	Debt securities, including UoP	34.5%	24.5%	0.0%	0.1%	3.2%	0.6%	0.6%	0.0%	0.0%	35.2%	25.0%	0.0%	0.1%	3.8%	0.1%
23	Equity instruments	14.3%	4.6%		0.0%	2.9%	6.9%	6.9%		0.0%	21.2%	11.5%		0.0%	9.8%	0.0%
24	Households	70.4%	6.9%	6.9%	2.1%	0.0%	0.0%	0.0%	0.0%	0.0%	70.4%	6.9%	6.9%	2.1%	0.0%	30.4%
25	of which loans collateralised by residential immovable property	92.0%	8.2%	8.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	92.0%	8.2%	8.2%	0.0%	0.0%	17.9%
26	of which building renovation loans	100.0%	0.2%	0.2%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.2%	0.2%	0.2%	0.0%	0.1%
27	of which motor vehicle loans	100.0%	12.9%	12.9%	12.9%	0.0%
114 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    162

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

% (compared to total covered assets in the denominator)		2025
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
% (compared to total covered assets in the denominator)		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
% (compared to total covered assets in the denominator)			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Proportion of total assets covered
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total assets covered
28	Local governments financing	46.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	46.3%	0.0%	0.0%	0.0%	0.0%	0.2%
29	Housing financing	96.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	96.6%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	44.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	44.5%	0.0%	0.0%	0.0%	0.0%	0.2%
31	Collateral obtained by taking possession: residential and commercial immovable properties	1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.1%	0.0%	0.0%	0.0%	0.0%	0.2%
32	Total GAR assets	31.3%	3.4%	3.0%	0.9%	0.2%	0.0%	0.0%	0.0%	0.0%	31.3%	3.4%	3.0%	0.9%	0.2%	70.9%
Annual report 2025    163

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3. GAR KPI stock (Turnover) - 2025115

% (compared to total covered assets in the denominator)		2025
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	66.1%	6.7%	6.3%	1.9%	0.2%	0.1%	0.0%	0.0%	0.0%	66.2%	6.7%	6.3%	1.9%	0.2%	33.4%
2	Financial undertakings	17.3%	3.6%	0.0%	0.1%	1.4%	1.3%	0.1%	0.0%	0.1%	18.6%	3.7%	0.0%	0.1%	1.5%	1.4%
3	Credit institutions	16.9%	2.8%	0.0%	0.1%	0.7%	0.3%	0.2%	0.0%	0.2%	17.2%	3.0%	0.0%	0.1%	0.9%	0.9%
4	Loans and advances	16.9%	2.7%	0.0%	0.1%	0.8%	0.3%	0.2%	0.0%	0.2%	17.2%	2.9%	0.0%	0.1%	0.9%	0.9%
5	Debt securities, including UoP	15.6%	5.8%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	15.7%	5.8%	0.0%	0.1%	0.1%	0.0%
6	Equity instruments	29.9%	1.5%		0.1%	0.6%	0.2%	0.1%		0.1%	30.1%	1.7%		0.1%	0.7%	0.0%
7	Other financial corporations	18.2%	5.2%	0.0%	0.1%	2.8%	3.3%	0.1%	0.0%	0.1%	21.5%	5.3%	0.0%	0.1%	2.8%	0.4%
8	of which investment firms	8.5%	3.8%	0.0%	0.0%	2.5%	0.0%	0.0%	0.0%	0.0%	8.5%	3.8%	0.0%	0.0%	2.5%	0.1%
9	Loans and advances	7.8%	3.9%	0.0%	0.0%	2.6%	0.0%	0.0%	0.0%	0.0%	7.9%	3.9%	0.0%	0.0%	2.6%	0.1%
10	Debt securities, including UoP	29.1%	1.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	29.1%	1.3%	0.0%	0.0%	0.0%	0.0%
11	Equity instruments	26.0%	0.6%		0.0%	0.0%	0.0%	0.0%		0.0%	26.0%	0.6%		0.0%	0.0%	0.0%
12	of which management companies	49.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	49.1%	0.0%	0.0%	0.0%	0.0%	0.0%
13	Loans and advances	50.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	50.1%	0.0%	0.0%	0.0%	0.0%	0.0%
14	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	7.4%	0.4%	0.0%	0.0%	0.1%	11.2%	0.2%	0.0%	0.2%	18.6%	0.6%	0.0%	0.0%	0.2%	0.1%
17	Loans and advances	8.8%	0.4%	0.0%	0.0%	0.0%	1.9%	0.0%	0.0%	0.0%	10.7%	0.5%	0.0%	0.0%	0.1%	0.1%
18	Debt securities, including UoP	1.3%	0.7%	0.0%	0.0%	0.4%	73.1%	1.0%	0.0%	1.0%	74.3%	1.8%	0.0%	0.0%	1.4%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	24.6%	7.5%	0.0%	0.3%	4.0%	0.2%	0.0%	0.0%	0.0%	24.8%	7.5%	0.0%	0.3%	4.0%	1.4%
21	Loans and advances	25.2%	7.1%	0.0%	0.3%	4.1%	0.2%	0.0%	0.0%	0.0%	25.3%	7.1%	0.0%	0.3%	4.1%	1.3%
22	Debt securities, including UoP	17.7%	12.8%	0.0%	0.0%	2.1%	0.2%	0.0%	0.0%	0.0%	17.9%	12.8%	0.0%	0.0%	2.1%	0.1%
23	Equity instruments	3.0%	2.5%		0.0%	1.8%	18.2%	18.2%		18.2%	21.2%	20.8%		0.0%	20.1%	0.0%
24	Households	70.4%	6.9%	6.9%	2.1%	0.0%	0.0%	0.0%	0.0%	0.0%	70.4%	6.9%	6.9%	2.1%	0.0%	30.4%
25	of which loans collateralised by residential immovable property	92.0%	8.2%	8.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	92.0%	8.2%	8.2%	0.0%	0.0%	17.9%
26	of which building renovation loans	100.0%	0.2%	0.2%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.2%	0.2%	0.2%	0.0%	0.1%
27	of which motor vehicle loans	100.0%	12.9%	12.9%	12.9%	0.0%
115 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    164

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

% (compared to total covered assets in the denominator)		2025
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
% (compared to total covered assets in the denominator)		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
% (compared to total covered assets in the denominator)			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Proportion of total assets covered
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total assets covered
28	Local governments financing	46.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	46.3%	0.0%	0.0%	0.0%	0.0%	0.2%
29	Housing financing	96.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	96.6%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	44.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	44.5%	0.0%	0.0%	0.0%	0.0%	0.2%
31	Collateral obtained by taking possession: residential and commercial immovable properties	1.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.1%	0.0%	0.0%	0.0%	0.0%	0.2%
32	Total GAR assets	31.1%	3.2%	3.0%	0.9%	0.1%	0.0%	0.0%	0.0%	0.0%	31.2%	3.2%	3.0%	0.9%	0.1%	70.9%
Annual report 2025    165

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3. GAR KPI stock (Capex) - 2024

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	67.3%	6.4%	5.6%	1.4%	0.3%	0.0%	0.0%	0.0%	0.0%	67.3%	6.4%	5.6%	1.4%	0.3%	35.5%
2	Financial undertakings	22.3%	6.3%	0.0%	0.1%	1.7%	0.1%	0.0%	0.0%	0.0%	22.4%	6.3%	0.0%	0.1%	1.7%	1.4%
3	Credit institutions	18.3%	1.7%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	18.4%	1.7%	0.0%	0.0%	0.1%	1.0%
4	Loans and advances	18.4%	1.7%	0.0%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	18.4%	1.7%	0.0%	0.0%	0.1%	0.9%
5	Debt securities, including UoP	17.3%	1.4%	0.0%	0.0%	0.0%	1.0%	0.0%	0.0%	0.0%	18.2%	1.4%	0.0%	0.0%	0.0%	0.1%
6	Equity instruments	30.9%	3.4%		0.0%	0.0%	0.1%	0.0%		0.0%	31.0%	3.5%		0.0%	0.0%	0.0%
7	Other financial corporations	32.3%	17.6%	0.0%	0.4%	5.7%	0.0%	0.0%	0.0%	0.0%	32.4%	17.6%	0.0%	0.4%	5.7%	0.4%
8	of which investment firms	42.4%	38.2%	0.0%	0.0%	10.1%	0.0%	0.0%	0.0%	0.0%	42.4%	38.2%	0.0%	0.0%	10.1%	0.1%
9	Loans and advances	29.7%	24.7%	0.0%	0.0%	7.6%	0.0%	0.0%	0.0%	0.0%	29.7%	24.7%	0.0%	0.0%	7.6%	0.1%
10	Debt securities, including UoP	85.5%	84.0%	0.0%	0.0%	18.7%	0.0%	0.0%	0.0%	0.0%	85.5%	84.0%	0.0%	0.0%	18.7%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	39.3%	3.0%	0.0%	0.0%	1.9%	0.0%	0.0%	0.0%	0.0%	39.3%	3.0%	0.0%	0.0%	1.9%	0.0%
13	Loans and advances	34.6%	1.7%	0.0%	0.0%	1.6%	0.0%	0.0%	0.0%	0.0%	34.6%	1.7%	0.0%	0.0%	1.6%	0.0%
14	Debt securities, including UoP	50.7%	5.7%	0.0%	0.0%	2.6%	0.0%	0.0%	0.0%	0.0%	50.7%	5.7%	0.0%	0.0%	2.6%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	12.0%	0.5%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	12.1%	0.5%	0.0%	0.0%	0.0%	0.1%
17	Loans and advances	12.7%	0.5%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	12.8%	0.5%	0.0%	0.0%	0.0%	0.1%
18	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	40.9%	15.0%	0.0%	2.3%	6.3%	0.3%	0.1%	0.0%	0.0%	41.1%	15.1%	0.0%	2.3%	6.3%	1.5%
21	Loans and advances	41.5%	14.5%	0.0%	2.5%	5.7%	0.2%	0.0%	0.0%	0.0%	41.7%	14.6%	0.0%	2.5%	5.7%	1.4%
22	Debt securities, including UoP	32.8%	22.2%	0.0%	0.1%	13.9%	0.4%	0.4%	0.0%	0.0%	33.2%	22.7%	0.0%	0.1%	13.9%	0.1%
23	Equity instruments	9.6%	9.5%		0.0%	4.6%	0.0%	0.0%		0.0%	9.6%	9.5%		0.0%	4.6%	0.0%
24	Households	70.4%	6.1%	6.1%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	70.4%	6.1%	6.1%	1.4%	0.0%	32.6%
25	of which loans collateralised by residential immovable property	91.3%	7.8%	7.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	91.3%	7.8%	7.8%	0.0%	0.0%	19.4%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.1%
27	of which motor vehicle loans	100.0%	9.2%	9.2%	9.2%	0.0%
Annual report 2025    166

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

% (compared to total covered assets in the denominator)		2024
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
% (compared to total covered assets in the denominator)		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
% (compared to total covered assets in the denominator)			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Proportion of total assets covered
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total assets covered
28	Local governments financing	83.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	83.4%	0.0%	0.0%	0.0%	0.0%	0.1%
29	Housing financing	99.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	99.1%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	81.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	81.0%	0.0%	0.0%	0.0%	0.0%	0.1%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%
32	Total GAR assets	34.2%	3.3%	2.8%	0.7%	0.2%	0.0%	0.0%	0.0%	0.0%	34.2%	3.3%	2.8%	0.7%	0.2%	69.8%
Annual report 2025    167

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3. GAR KPI stock (Turnover) - 2024

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	66.8%	6.0%	5.6%	1.3%	0.2%	0.1%	0.0%	0.0%	0.0%	66.9%	6.0%	5.6%	1.3%	0.2%	35.5%
2	Financial undertakings	19.3%	3.0%	0.0%	0.0%	1.1%	1.1%	0.1%	0.0%	0.0%	20.4%	3.1%	0.0%	0.0%	1.1%	1.4%
3	Credit institutions	17.9%	1.5%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	18.1%	1.5%	0.0%	0.0%	0.0%	1.0%
4	Loans and advances	18.0%	1.5%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	18.0%	1.6%	0.0%	0.0%	0.0%	0.9%
5	Debt securities, including UoP	17.4%	1.4%	0.0%	0.0%	0.0%	1.0%	0.0%	0.0%	0.0%	18.4%	1.4%	0.0%	0.0%	0.0%	0.1%
6	Equity instruments	31.0%	3.2%		0.0%	0.0%	0.1%	0.0%		0.0%	31.1%	3.3%		0.0%	0.0%	0.0%
7	Other financial corporations	22.6%	6.8%	0.0%	0.0%	3.7%	3.6%	0.3%	0.0%	0.0%	26.2%	7.0%	0.0%	0.0%	3.8%	0.4%
8	of which investment firms	17.1%	11.4%	0.0%	0.0%	6.1%	1.9%	0.2%	0.0%	0.1%	18.9%	11.6%	0.0%	0.0%	6.2%	0.1%
9	Loans and advances	9.8%	3.8%	0.0%	0.0%	2.7%	2.4%	0.3%	0.0%	0.1%	12.2%	4.1%	0.0%	0.0%	2.7%	0.1%
10	Debt securities, including UoP	41.7%	37.4%	0.0%	0.0%	18.0%	0.0%	0.0%	0.0%	0.0%	41.7%	37.4%	0.0%	0.0%	18.0%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	47.1%	2.4%	0.0%	0.0%	1.5%	0.2%	0.0%	0.0%	0.0%	47.3%	2.4%	0.0%	0.0%	1.5%	0.0%
13	Loans and advances	68.4%	3.4%	0.0%	0.0%	2.1%	0.3%	0.0%	0.0%	0.0%	68.7%	3.4%	0.0%	0.0%	2.1%	0.0%
14	Debt securities, including UoP	1.5%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.5%	0.2%	0.0%	0.0%	0.0%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	11.9%	0.3%	0.0%	0.0%	0.0%	10.7%	0.7%	0.0%	0.0%	22.6%	1.1%	0.0%	0.0%	0.0%	0.1%
17	Loans and advances	12.6%	0.4%	0.0%	0.0%	0.0%	11.3%	0.8%	0.0%	0.0%	23.9%	1.1%	0.0%	0.0%	0.0%	0.1%
18	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	32.9%	6.6%	0.0%	0.4%	4.0%	0.3%	0.1%	0.0%	0.1%	33.2%	6.7%	0.0%	0.4%	4.1%	1.5%
21	Loans and advances	34.2%	6.3%	0.0%	0.4%	3.6%	0.3%	0.1%	0.0%	0.1%	34.5%	6.3%	0.0%	0.4%	3.6%	1.4%
22	Debt securities, including UoP	15.2%	11.7%	0.0%	0.0%	10.4%	0.3%	0.2%	0.0%	0.0%	15.6%	11.9%	0.0%	0.0%	10.4%	0.1%
23	Equity instruments	6.0%	4.3%		0.0%	3.0%	0.0%	0.0%		0.0%	6.0%	4.3%		0.0%	3.0%	0.0%
24	Households	70.4%	6.1%	6.1%	1.4%	0.0%	0.0%	0.0%	0.0%	0.0%	70.4%	6.1%	6.1%	1.4%	0.0%	32.6%
25	of which loans collateralised by residential immovable property	91.3%	7.8%	7.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	91.3%	7.8%	7.8%	0.0%	0.0%	19.4%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.1%
27	of which motor vehicle loans	100.0%	9.2%	9.2%	9.2%	0.0%
Annual report 2025    168

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

% (compared to total covered assets in the denominator)		2024
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
% (compared to total covered assets in the denominator)		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total assets covered
% (compared to total covered assets in the denominator)			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Proportion of total assets covered
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total assets covered
28	Local governments financing	83.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	83.4%	0.0%	0.0%	0.0%	0.0%	0.1%
29	Housing financing	99.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	99.1%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	81.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	81.0%	0.0%	0.0%	0.0%	0.0%	0.1%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%
32	Total GAR assets	34.0%	3.0%	2.8%	0.7%	0.1%	0.0%	0.0%	0.0%	0.0%	34.0%	3.0%	2.8%	0.7%	0.1%	69.8%

Annual report 2025    169

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4. GAR KPI flow (Capex) - 2025116

% (compared to total covered assets in the denominator)		2025
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	63.9%	9.9%	7.0%	4.0%	1.2%	0.0%	0.0%	0.0%	0.0%	64.0%	9.9%	7.0%	4.0%	1.2%	26.0%
2	Financial undertakings	16.0%	5.9%	0.0%	0.2%	2.2%	0.0%	0.0%	0.0%	0.0%	16.0%	5.9%	0.0%	0.2%	2.2%	3.0%
3	Credit institutions	10.6%	1.3%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	10.6%	1.3%	0.0%	0.1%	0.1%	2.0%
4	Loans and advances	10.6%	1.2%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	10.7%	1.2%	0.0%	0.1%	0.1%	2.0%
5	Debt securities, including UoP	10.1%	3.9%	0.0%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	10.1%	3.9%	0.0%	0.1%	0.1%	0.0%
6	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
7	Other financial corporations	33.9%	21.3%	0.0%	0.4%	9.1%	0.1%	0.1%	0.0%	0.0%	34.0%	21.3%	0.0%	0.4%	9.1%	1.0%
8	of which investment firms	15.6%	7.6%	0.0%	0.0%	2.3%	0.3%	0.1%	0.0%	0.0%	15.9%	7.7%	0.0%	0.0%	2.3%	0.0%
9	Loans and advances	15.1%	7.7%	0.0%	0.0%	2.4%	0.3%	0.1%	0.0%	0.0%	15.4%	7.8%	0.0%	0.0%	2.4%	0.0%
10	Debt securities, including UoP	37.9%	4.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	37.9%	4.2%	0.0%	0.0%	0.0%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	14.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	14.4%	0.0%	0.0%	0.0%	0.0%	0.0%
13	Loans and advances	14.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	14.4%	0.0%	0.0%	0.0%	0.0%	0.0%
14	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	1.9%	1.5%	0.0%	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%	1.9%	1.5%	0.0%	0.0%	0.4%	0.0%
17	Loans and advances	5.2%	0.3%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	5.2%	0.3%	0.0%	0.0%	0.1%	0.0%
18	Debt securities, including UoP	1.9%	1.5%	0.0%	0.0%	0.4%	0.0%	0.0%	0.0%	0.0%	1.9%	1.5%	0.0%	0.0%	0.4%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	32.8%	19.6%	0.0%	0.4%	8.1%	0.2%	0.1%	0.0%	0.1%	33.0%	19.8%	0.0%	0.4%	8.2%	3.0%
21	Loans and advances	32.7%	18.9%	0.0%	0.5%	8.6%	0.2%	0.1%	0.0%	0.0%	32.9%	19.0%	0.0%	0.5%	8.7%	3.0%
22	Debt securities, including UoP	34.0%	28.0%	0.0%	0.0%	1.5%	0.9%	0.8%	0.0%	0.8%	34.9%	28.9%	0.0%	0.0%	2.3%	0.0%
23	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
24	Households	75.4%	9.1%	9.1%	5.1%	0.0%	0.0%	0.0%	0.0%	0.0%	75.4%	9.1%	9.1%	5.1%	0.0%	20.0%
25	of which loans collateralised by residential immovable property	96.6%	9.2%	9.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	96.6%	9.2%	9.2%	0.0%	0.0%	9.0%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
27	of which motor vehicle loans	100.0%	15.3%	15.3%	15.3%	0.0%					100.0%	15.3%	15.3%	15.3%	0.0%	7.0%
116 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    170

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

% (compared to total covered assets in the denominator)		2025
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
% (compared to total covered assets in the denominator)		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
% (compared to total covered assets in the denominator)			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Proportion of total new assets covered
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total new assets covered
28	Local governments financing	40.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	40.6%	0.0%	0.0%	0.0%	0.0%	0.0%
29	Housing financing	67.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	67.4%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	40.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	40.5%	0.0%	0.0%	0.0%	0.0%	0.0%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
32	Total GAR assets	24.8%	3.8%	2.7%	1.6%	0.5%	0.0%	0.0%	0.0%	0.0%	24.8%	3.8%	2.7%	1.6%	0.5%	67.8%
Annual report 2025    171

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4. GAR KPI flow (Turnover) - 2025117

% (compared to total covered assets in the denominator)		2025
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	62.9%	8.5%	7.0%	4.0%	0.8%	0.2%	0.0%	0.0%	0.0%	63.1%	8.5%	7.0%	4.0%	0.8%	26.0%
2	Financial undertakings	18.4%	4.2%	0.0%	0.1%	1.9%	2.0%	0.2%	0.0%	0.2%	20.4%	4.4%	0.0%	0.1%	2.1%	3.0%
3	Credit institutions	16.5%	2.6%	0.0%	0.1%	1.1%	0.4%	0.3%	0.0%	0.3%	17.0%	2.9%	0.0%	0.1%	1.3%	2.0%
4	Loans and advances	16.7%	2.6%	0.0%	0.1%	1.1%	0.4%	0.3%	0.0%	0.3%	17.1%	2.9%	0.0%	0.1%	1.3%	2.0%
5	Debt securities, including UoP	9.9%	3.7%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	9.9%	3.7%	0.0%	0.1%	0.0%	0.0%
6	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
7	Other financial corporations	24.6%	9.4%	0.0%	0.1%	4.5%	7.3%	0.1%	0.0%	0.1%	31.9%	9.5%	0.0%	0.1%	4.6%	1.0%
8	of which investment firms	4.5%	1.6%	0.0%	0.1%	0.9%	0.0%	0.0%	0.0%	0.0%	4.5%	1.6%	0.0%	0.1%	0.9%	0.0%
9	Loans and advances	3.7%	1.5%	0.0%	0.1%	0.9%	0.0%	0.0%	0.0%	0.0%	3.7%	1.5%	0.0%	0.1%	0.9%	0.0%
10	Debt securities, including UoP	37.7%	4.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	37.7%	4.1%	0.0%	0.0%	0.0%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%
13	Loans and advances	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	0.0%	0.0%	0.0%	0.0%	0.0%
14	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	1.3%	0.7%	0.0%	0.0%	0.4%	73.0%	1.0%	0.0%	1.0%	74.2%	1.8%	0.0%	0.0%	1.4%	0.0%
17	Loans and advances	5.1%	0.2%	0.0%	0.0%	0.0%	14.6%	0.3%	0.0%	0.2%	19.7%	0.5%	0.0%	0.0%	0.3%	0.0%
18	Debt securities, including UoP	1.3%	0.7%	0.0%	0.0%	0.4%	73.1%	1.0%	0.0%	1.0%	74.3%	1.8%	0.0%	0.0%	1.4%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	22.0%	8.8%	0.0%	0.3%	4.9%	0.1%	0.0%	0.0%	0.0%	22.1%	8.8%	0.0%	0.3%	4.9%	3.0%
21	Loans and advances	22.5%	8.3%	0.0%	0.4%	5.2%	0.1%	0.0%	0.0%	0.0%	22.6%	8.3%	0.0%	0.4%	5.3%	3.0%
22	Debt securities, including UoP	15.6%	14.5%	0.0%	0.0%	0.3%	0.4%	0.0%	0.0%	0.0%	16.0%	14.5%	0.0%	0.0%	0.3%	0.0%
23	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
24	Households	75.4%	9.1%	9.1%	5.1%	0.0%	0.0%	0.0%	0.0%	0.0%	75.4%	9.1%	9.1%	5.1%	0.0%	20.0%
25	of which loans collateralised by residential immovable property	96.6%	9.2%	9.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	96.6%	9.2%	9.2%	0.0%	0.0%	9.0%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
27	of which motor vehicle loans	100.0%	15.3%	15.3%	15.3%	0.0%					100.0%	15.3%	15.3%	15.3%	0.0%	7.0%
117 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    172

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

% (compared to total covered assets in the denominator)		2025
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
% (compared to total covered assets in the denominator)		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
% (compared to total covered assets in the denominator)			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Proportion of total new assets covered
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total new assets covered
28	Local governments financing	40.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	40.6%	0.0%	0.0%	0.0%	0.0%	0.0%
29	Housing financing	67.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	67.4%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	40.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	40.5%	0.0%	0.0%	0.0%	0.0%	0.0%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
32	Total GAR assets	24.4%	3.3%	2.7%	1.5%	0.3%	0.1%	0.0%	0.0%	0.0%	24.5%	3.3%	2.7%	1.5%	0.3%	67.8%

Annual report 2025    173

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4. GAR KPI flow (Capex) - 2024

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	58.1%	8.8%	5.5%	4.2%	1.3%	0.0%	0.0%	0.0%	0.0%	58.2%	8.8%	5.5%	4.2%	1.3%	25.0%
2	Financial undertakings	25.5%	10.2%	0.0%	0.2%	2.6%	0.2%	0.0%	0.0%	0.0%	25.7%	10.2%	0.0%	0.2%	2.6%	2.0%
3	Credit institutions	17.8%	1.8%	0.0%	0.0%	0.1%	0.2%	0.0%	0.0%	0.0%	18.0%	1.8%	0.0%	0.0%	0.1%	2.0%
4	Loans and advances	17.5%	1.8%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	17.5%	1.8%	0.0%	0.0%	0.1%	2.0%
5	Debt securities, including UoP	27.2%	2.5%	0.0%	0.0%	0.0%	5.3%	0.0%	0.0%	0.0%	32.5%	2.5%	0.0%	0.0%	0.0%	0.0%
6	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
7	Other financial corporations	57.3%	44.6%	0.0%	1.2%	13.2%	0.0%	0.0%	0.0%	0.0%	57.3%	44.6%	0.0%	1.2%	13.2%	0.0%
8	of which investment firms	92.7%	91.2%	0.0%	0.0%	21.2%	0.0%	0.0%	0.0%	0.0%	92.7%	91.2%	0.0%	0.0%	21.2%	0.0%
9	Loans and advances	71.1%	66.5%	0.0%	0.0%	20.3%	0.0%	0.0%	0.0%	0.0%	71.1%	66.5%	0.0%	0.0%	20.3%	0.0%
10	Debt securities, including UoP	97.3%	96.4%	0.0%	0.0%	21.4%	0.0%	0.0%	0.0%	0.0%	97.3%	96.4%	0.0%	0.0%	21.4%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	54.5%	7.7%	0.0%	0.0%	4.9%	0.0%	0.0%	0.0%	0.0%	54.5%	7.7%	0.0%	0.0%	4.9%	0.0%
13	Loans and advances	70.3%	15.7%	0.0%	0.0%	14.1%	0.1%	0.0%	0.0%	0.0%	70.4%	15.7%	0.0%	0.0%	14.1%	0.0%
14	Debt securities, including UoP	50.7%	5.7%	0.0%	0.0%	2.6%	0.0%	0.0%	0.0%	0.0%	50.7%	5.7%	0.0%	0.0%	2.6%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
17	Loans and advances	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
18	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	37.9%	20.5%	0.0%	3.9%	9.0%	0.2%	0.1%	0.0%	0.0%	38.1%	20.6%	0.0%	3.9%	9.1%	3.0%
21	Loans and advances	38.2%	19.8%	0.0%	4.3%	8.2%	0.2%	0.0%	0.0%	0.0%	38.4%	19.9%	0.0%	4.3%	8.2%	3.0%
22	Debt securities, including UoP	35.3%	26.9%	0.0%	0.0%	17.2%	0.6%	0.6%	0.0%	0.1%	36.0%	27.5%	0.0%	0.0%	17.3%	0.0%
23	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
24	Households	64.4%	6.9%	6.9%	4.7%	0.0%	0.0%	0.0%	0.0%	0.0%	64.4%	6.9%	6.9%	4.7%	0.0%	20.0%
25	of which loans collateralised by residential immovable property	93.1%	6.1%	6.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	93.1%	6.1%	6.1%	0.0%	0.0%	7.0%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
27	of which motor vehicle loans	100.0%	15.4%	15.4%	15.4%	0.0%					100.0%	15.4%	15.4%	15.4%	0.0%	6.0%
Annual report 2025    174

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

% (compared to total covered assets in the denominator)		2024
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
% (compared to total covered assets in the denominator)		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
% (compared to total covered assets in the denominator)			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Proportion of total new assets covered
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total new assets covered
28	Local governments financing	97.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	97.7%	0.0%	0.0%	0.0%	0.0%	0.0%
29	Housing financing	94.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	94.4%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	98.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	98.1%	0.0%	0.0%	0.0%	0.0%	0.0%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
32	Total GAR assets	22.2%	3.3%	2.1%	1.6%	0.5%	0.0%	0.0%	0.0%	0.0%	22.2%	3.3%	2.1%	1.6%	0.5%	65.9%
Annual report 2025    175

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4. GAR KPI flow (Turnover) - 2024

% (compared to total covered assets in the denominator)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
	GAR - Covered assets in both numerator and denominator
1	Loans and advances, debt securities and equity instruments not HfT eligible for GAR calculation	56.6%	6.9%	5.5%	3.8%	0.8%	0.0%	0.0%	0.0%	0.0%	56.7%	6.9%	5.5%	3.8%	0.8%	25.0%
2	Financial undertakings	21.2%	5.3%	0.0%	0.0%	2.1%	0.2%	0.0%	0.0%	0.0%	21.4%	5.3%	0.0%	0.0%	2.1%	2.0%
3	Credit institutions	18.4%	2.0%	0.0%	0.0%	0.0%	0.2%	0.0%	0.0%	0.0%	18.6%	2.0%	0.0%	0.0%	0.0%	2.0%
4	Loans and advances	18.1%	1.9%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	18.1%	2.0%	0.0%	0.0%	0.0%	2.0%
5	Debt securities, including UoP	27.2%	2.5%	0.0%	0.0%	0.0%	5.3%	0.0%	0.0%	0.0%	32.5%	2.5%	0.0%	0.0%	0.0%	0.0%
6	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
7	Other financial corporations	33.0%	18.9%	0.0%	0.1%	10.6%	0.1%	0.0%	0.0%	0.0%	33.1%	18.9%	0.0%	0.1%	10.6%	0.0%
8	of which investment firms	42.5%	37.2%	0.0%	0.0%	18.3%	0.0%	0.0%	0.0%	0.0%	42.5%	37.2%	0.0%	0.0%	18.3%	0.0%
9	Loans and advances	20.8%	10.0%	0.0%	0.0%	7.0%	0.0%	0.0%	0.0%	0.0%	20.8%	10.0%	0.0%	0.0%	7.0%	0.0%
10	Debt securities, including UoP	47.1%	43.0%	0.0%	0.0%	20.7%	0.0%	0.0%	0.0%	0.0%	47.1%	43.0%	0.0%	0.0%	20.7%	0.0%
11	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
12	of which management companies	18.0%	6.1%	0.0%	0.0%	3.8%	0.5%	0.0%	0.0%	0.0%	18.5%	6.1%	0.0%	0.0%	3.8%	0.0%
13	Loans and advances	85.3%	30.1%	0.0%	0.2%	19.2%	2.4%	0.0%	0.0%	0.0%	87.6%	30.1%	0.0%	0.2%	19.2%	0.0%
14	Debt securities, including UoP	1.5%	0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	1.5%	0.2%	0.0%	0.0%	0.0%	0.0%
15	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
16	of which insurance undertakings	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
17	Loans and advances	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
18	Debt securities, including UoP	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
19	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
20	Non-financial undertakings	28.2%	8.1%	0.0%	0.6%	5.1%	0.2%	0.0%	0.0%	0.0%	28.5%	8.1%	0.0%	0.6%	5.1%	3.0%
21	Loans and advances	29.7%	7.6%	0.0%	0.7%	4.3%	0.2%	0.0%	0.0%	0.0%	30.0%	7.6%	0.0%	0.7%	4.3%	3.0%
22	Debt securities, including UoP	14.0%	13.0%	0.0%	0.0%	12.3%	0.5%	0.3%	0.0%	0.0%	14.5%	13.2%	0.0%	0.0%	12.3%	0.0%
23	Equity instruments	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%		0.0%	0.0%	0.0%		0.0%	0.0%	0.0%
24	Households	64.4%	6.9%	6.9%	4.7%	0.0%	0.0%	0.0%	0.0%	0.0%	64.4%	6.9%	6.9%	4.7%	0.0%	20.0%
25	of which loans collateralised by residential immovable property	93.1%	6.1%	6.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	93.1%	6.1%	6.1%	0.0%	0.0%	7.0%
26	of which building renovation loans	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	100.0%	0.0%	0.0%	0.0%	0.0%	0.0%
27	of which motor vehicle loans	100.0%	15.4%	15.4%	15.4%	0.0%					100.0%	15.4%	15.4%	15.4%	0.0%	6.0%
Annual report 2025    176

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

% (compared to total covered assets in the denominator)		2024
% (compared to total covered assets in the denominator)		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
% (compared to total covered assets in the denominator)		Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Of which towards taxonomy relevant sectors (Taxonomy-eligible)				Of which towards taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total new assets covered
% (compared to total covered assets in the denominator)			Of which environmentally sustainable (Taxonomy-aligned)					Of which environmentally sustainable (Taxonomy-aligned)				Of which environmentally sustainable (Taxonomy-aligned)				Proportion of total new assets covered
% (compared to total covered assets in the denominator)				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling	Proportion of total new assets covered
28	Local governments financing	97.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	97.7%	0.0%	0.0%	0.0%	0.0%	0.0%
29	Housing financing	94.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	94.4%	0.0%	0.0%	0.0%	0.0%	0.0%
30	Other local government financing	98.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	98.1%	0.0%	0.0%	0.0%	0.0%	0.0%
31	Collateral obtained by taking possession: residential and commercial immovable properties	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
32	Total GAR assets	21.6%	2.6%	2.1%	1.5%	0.3%	0.0%	0.0%	0.0%	0.0%	21.6%	2.6%	2.1%	1.5%	0.3%	65.9%
Annual report 2025    177

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
5. KPI off-balance sheet exposures (Capex stock) - 2025118

% (compared to total eligible off-balance sheet assets)		2025
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	7.5%	3.4%	0.0%	0.3%	2.3%	0.1%	0.0%	0.0%	0.0%	7.6%	3.4%	0.0%	0.3%	2.3%
2	Assets under management (AuM KPI)	9.8%	2.7%	0.0%	0.1%	1.1%	0.1%	0.1%	0.0%	0.0%	9.9%	2.7%	0.0%	0.1%	1.2%
5. KPI off-balance sheet exposures (Turnover stock) - 2025119

% (compared to total eligible off-balance sheet assets)		2025
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	5.5%	1.6%	0.0%	0.1%	1.2%	0.2%	0.0%	0.0%	0.0%	5.6%	1.7%	0.0%	0.1%	1.2%
2	Assets under management (AuM KPI)	11.4%	1.9%	0.0%	0.1%	0.8%	0.6%	0.0%	0.0%	0.0%	11.9%	1.9%	0.0%	0.1%	0.9%
118 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    178

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
5. KPI off-balance sheet exposures (Capex flow) - 2025119

% (compared to total eligible off-balance sheet assets)		2025
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	11.3%	4.7%	0.0%	0.0%	3.9%	0.2%	0.0%	0.0%	0.0%	11.5%	4.7%	0.0%	0.0%	3.9%
2	Assets under management (AuM KPI)	16.7%	4.2%	0.0%	0.2%	1.9%	0.1%	0.1%	0.0%	0.0%	16.9%	4.3%	0.0%	0.2%	1.9%

5. KPI off-balance sheet exposures (Turnover flow) - 2025120

% (compared to total eligible off-balance sheet assets)		2025
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	8.4%	1.7%	0.0%	0.0%	1.5%	0.0%	0.0%	0.0%	0.0%	8.4%	1.7%	0.0%	0.0%	1.5%
2	Assets under management (AuM KPI)	17.6%	2.9%	0.0%	0.1%	1.3%	0.7%	0.0%	0.0%	0.0%	18.4%	2.9%	0.0%	0.1%	1.3%

119 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 0.03% and alignment below 0.007% in all cases).
Annual report 2025    179

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
5. KPI off-balance sheet exposures (Capex stock) - 2024

% (compared to total eligible off-balance sheet assets)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	7.6%	3.4%	0.0%	0.3%	2.3%	0.2%	0.1%	0.0%	0.0%	7.8%	3.5%	0.0%	0.3%	2.3%
2	Assets under management (AuM KPI)	8.4%	2.1%	0.0%	0.1%	0.9%	0.2%	0.0%	0.0%	0.0%	8.7%	2.1%	0.0%	0.1%	0.9%
5. KPI off-balance sheet exposures (Turnover stock) - 2024

% (compared to total eligible off-balance sheet assets)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	4.8%	1.3%	0.0%	0.0%	1.0%	0.4%	0.2%	0.0%	0.2%	5.2%	1.5%	0.0%	0.0%	1.2%
2	Assets under management (AuM KPI)	8.2%	1.3%	0.0%	0.0%	0.5%	0.5%	0.0%	0.0%	0.0%	8.7%	1.3%	0.0%	0.0%	0.5%
Annual report 2025    180

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
5. KPI off-balance sheet exposures (Capex flow) - 2024

% (compared to total eligible off-balance sheet assets)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	13.4%	5.5%	0.0%	1.0%	4.0%	0.7%	0.3%	0.0%	0.0%	14.1%	5.8%	0.0%	1.0%	4.0%
2	Assets under management (AuM KPI)	9.7%	2.1%	0.0%	0.1%	0.9%	0.4%	0.0%	0.0%	0.0%	10.0%	2.1%	0.0%	0.1%	0.9%

5. KPI off-balance sheet exposures (Turnover flow) - 2024

% (compared to total eligible off-balance sheet assets)		2024
		Climate Change Mitigation (CCM)					Climate Change Adaptation (CCA)				TOTAL (CCM + CCA)
		Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-eligible)
			Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)					Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)				Proportion of total covered assets funding taxonomy relevant sectors (Taxonomy-aligned)
				Of which Use of Proceeds	Of which transitional	Of which enabling			Of which Use of Proceeds	Of which enabling			Of which Use of Proceeds	Of which transitional	Of which enabling
1	Financial guarantees (FinGuar KPI)	7.0%	2.5%	0.0%	0.0%	2.0%	0.1%	0.0%	0.0%	0.0%	7.1%	2.5%	0.0%	0.0%	2.0%
2	Assets under management (AuM KPI)	9.1%	1.2%	0.0%	0.1%	0.5%	0.6%	0.0%	0.0%	0.0%	9.7%	1.3%	0.0%	0.1%	0.5%

Annual report 2025    181

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
6. The proportion of the insurance or reinsurance undertaking’s investments that are directed at funding, or are associated with, Taxonomy-aligned in relation to total investments - 2025120

The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with following weights for investments in undertakings per below:		The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities, with following weights for investments in undertakings per below:
Turnover-based: %	1.7%	Turnover-based: [EUR million]	142
CapEx—based: %	2.1%	CapEx-based: [EUR million]	175
The percentage of assets covered by the KPI relative to total investments of insurance or reinsurance undertakings (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.
Coverage ratio: %	35.9%	Coverage: [EUR million]	8,388
Additional, complementary disclosures: breakdown of denominator of the KPI
The percentage of derivatives relative to total assets covered by the KPI.		The value in EUR millions of derivatives:.
X %	0.4%	[EUR million]	31
The proportion of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/ EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	2.2%	For non-financial undertakings: [EUR million]	181
For financial undertakings:	32.2%	For financial undertakings: [EUR million]	2,701
The proportion of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	1.9%	For non-financial undertakings: [EUR million]	155
For financial undertakings:	3.3%	For financial undertakings: [EUR million]	274
The proportion of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	2.8%	For non-financial undertakings: [EUR million]	231
For financial undertakings:	33.7%	For financial undertakings: [EUR million]	2,828
The proportion of exposures to other counterparties over total assets covered by the KPI:		Value of exposures to other counterparties:
X %	23.7%	[EUR million]	1,986
The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities: X %		The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities:
X %	80.7%	[EUR million]	6,772
The value of all the investments that are funding economic activities that are not Taxonomy-eligible relative to the value of total assets covered by the KPI:		Value of all the investments that are funding economic activities that are not Taxonomy-eligible:
X %	92.1%	[EUR million]	7,723
The value of all the investments that are funding taxonomy-eligible economic activities, but not taxonomy-aligned relative to the value of total assets covered by the KPI:		Value of all the investments that are funding Taxonomy- eligible economic activities, but not taxonomy- aligned:
X %	6.2%	[EUR million]	522
120 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 1.7% and alignment below 0.07% in all cases).
Annual report 2025    182

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Additional, complementary disclosures: breakdown of numerator of the KPI
The proportion of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:		For non-financial undertakings:
Turnover-based: %	0.3%	Turnover-based: [EUR million]	25
Capital expenditures-based: %	0.5%	Capital expenditures-based: [EUR million]	42
For financial undertakings:		For financial undertakings:
Turnover-based: %	1.4%	Turnover-based: [EUR million]	117
Capital expenditures-based: %	1.6%	Capital expenditures-based: [EUR million]	133
The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned:		Value of insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned:
Turnover-based: %	1%	Turnover-based: [EUR million]	106
Capital expenditures-based: %	2%	Capital expenditures-based: [EUR million]	130
The proportion of exposures to other counterparties and assets over total assets covered by the KPI:		Value of taxonomy-aligned exposures to other counterparties:
Turnover-based: %	0%	Turnover-based: [EUR million]	0
Capital expenditures-based: %	0%	Capital expenditures-based: [EUR million]	0
Breakdown of the numerator of the KPI per environmental objective
Taxonomy-aligned activities –:
(1) Climate change mitigation	Turnover: 1.7%	Transitional activities turnover: A%	0.0%
		Transitional activities capex: A%	0.1%
	CapEx: 2.1%	Enabling activities turnover: B%	0.9%
		Enabling activities capex: B%	0.6%
(2) Climate change adaptation	Turnover: —%	Enabling activities turnover: A%	0.0%
	CapEx: —%	Enabling activities capex: B%	0.0%

Annual report 2025    183

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
6. The proportion of the insurance or reinsurance undertaking’s investments that are directed at funding, or are associated with, Taxonomy-aligned in relation to total investments - 2024

The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with following weights for investments in undertakings per below:		The weighted average value of all the investments of insurance or reinsurance undertakings that are directed at funding, or are associated with Taxonomy-aligned economic activities, with following weights for investments in undertakings per below:
Turnover-based: %	1.4%	Turnover-based: [EUR million]	125
CapEx—based: %	2.1%	CapEx-based: [EUR million]	177
The percentage of assets covered by the KPI relative to total investments of insurance or reinsurance undertakings (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.
Coverage ratio: %	38.9%	Coverage: [EUR million]	8,654
Additional, complementary disclosures: breakdown of denominator of the KPI
The percentage of derivatives relative to total assets covered by the KPI.		The value in EUR millions of derivatives:.
X %	0.7%	[EUR million]	61
The proportion of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/ EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	1.4%	For non-financial undertakings: [EUR million]	122
For financial undertakings:	26.0%	For financial undertakings: [EUR million]	2,249
The proportion of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	1.7%	For non-financial undertakings: [EUR million]	145
For financial undertakings:	1.4%	For financial undertakings: [EUR million]	121
The proportion of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	4.6%	For non-financial undertakings: [EUR million]	394
For financial undertakings:	17.4%	For financial undertakings: [EUR million]	1,502
The proportion of exposures to other counterparties over total assets covered by the KPI:		Value of exposures to other counterparties:
X %	46.9%	[EUR million]	4,060
The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities: X %		The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned economic activities:
X %	80.9%	[EUR million]	6,999
The value of all the investments that are funding economic activities that are not Taxonomy-eligible relative to the value of total assets covered by the KPI:		Value of all the investments that are funding economic activities that are not Taxonomy-eligible:
X %	88.3%	[EUR million]	7,639
The value of all the investments that are funding taxonomy-eligible economic activities, but not taxonomy-aligned relative to the value of total assets covered by the KPI:		Value of all the investments that are funding Taxonomy- eligible economic activities, but not taxonomy- aligned:
X %	10.3%	[EUR million]	890
Annual report 2025    184

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Additional, complementary disclosures: breakdown of numerator of the KPI
The proportion of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:		For non-financial undertakings:
Turnover-based: %	0.5%	Turnover-based: [EUR million]	47
Capital expenditures-based: %	0.9%	Capital expenditures-based: [EUR million]	74
For financial undertakings:		For financial undertakings:
Turnover-based: %	0.9%	Turnover-based: [EUR million]	78
Capital expenditures-based: %	1.2%	Capital expenditures-based: [EUR million]	103
The proportion of the insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned:		Value of insurance or reinsurance undertaking’s investments other than investments held in respect of life insurance contracts where the investment risk is borne by the policy holders, that are directed at funding, or are associated with, Taxonomy-aligned:
Turnover-based: %	*	Turnover-based: [EUR million]	*
Capital expenditures-based: %	*	Capital expenditures-based: [EUR million]	*
The proportion of exposures to other counterparties and assets over total assets covered by the KPI:		Value of taxonomy-aligned exposures to other counterparties:
Turnover-based: %	0%	Turnover-based: [EUR million]	0%
Capital expenditures-based: %	0%	Capital expenditures-based: [EUR million]	0%
Breakdown of the numerator of the KPI per environmental objective
Taxonomy-aligned activities –:
(1) Climate change mitigation	Turnover: 1.4%	Transitional activities turnover: A%	0.0%
		Transitional activities capex: A%	0.1%
	CapEx: 2.0%	Enabling activities turnover: B%	0.7%
		Enabling activities capex: B%	0.7%
(2) Climate change adaptation	Turnover: —%	Enabling activities turnover: A%	0.0%
	CapEx: —%	Enabling activities capex: B%	0.0%

* The value of these investments is 89M€ (1%) turnover-based and 125€ (1,4%) CapEx based. The calculation is based on the proportion of these investments with respect to the total portfolio.

Annual report 2025    185

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
7. Template: KPI for Asset Managers.121 - 2025122

Standard template for the disclosure required under Article 8 of Regulation (EU) 2020/852 (asset managers)
The weighted average value of all the investments that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with following weights for investments in undertakings per below:		The weighted average value of all the investments that are directed at funding, or are associated with taxonomy-aligned economic activities, with following weights for investments in undertakings per below:
Turnover-based: %	2.4%	Turnover-based: [EUR million]	3,466
CapEx—based: %	3.5%	CapEx-based: [EUR million]	4,954
The percentage of assets covered by the KPI relative to total investments (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.
Coverage ratio: %	65.00%	Coverage: [EUR million]	142,164
Additional, complementary disclosures: breakdown of denominator of the KPI
The percentage of derivatives relative to total assets covered by the KPI.		The value in EUR millions of derivatives:.
X %	0.90%	[EUR million]	1,336
The proportion of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/ EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	9.3%	For non-financial undertakings: [EUR million]	13,247
For financial undertakings:	15.2%	For financial undertakings: [EUR million]	21,664
The proportion of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	16.4%	For non-financial undertakings: [EUR million]	23,314
For financial undertakings:	13.6%	For financial undertakings: [EUR million]	19,393
The proportion of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	11.2%	For non-financial undertakings: [EUR million]	15,930
For financial undertakings:	33.3%	For financial undertakings: [EUR million]	47,278
The proportion of exposures to other counterparties over total assets covered by the KPI:		Value of exposures to other counterparties:
X %	0.0%	[EUR million]	0
The value of all the investments that are funding economic activities that are not Taxonomy-eligible relative to the value of total assets covered by the KPI:		Value of all the investments that are funding economic activities that are not Taxonomy-eligible:
X %	87.3%	[EUR million]	124,068
The value of all the investments that are funding taxonomy-eligible economic activities, but not taxonomy-aligned relative to the value of total assets covered by the KPI:		Value of all the investments that are funding Taxonomy- eligible economic activities, but not taxonomy- aligned:
X %	10.3%	[EUR million]	14,630
121 Only assets under management from asset managers are included.
122 For presentation purposes, the breakdowns relating to the degree of portfolio alignment with the objectives of Biodiversity, Circular Economy, Pollution Prevention and Control, and Water and Marine Resources are not included in these templates, as they are not material in the context of the Taxonomy disclosures, given that their impact on the GAR ratio is residual (eligibility below 1.30% and alignment below 0.02% in all cases).
Annual report 2025    186

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Additional, complementary disclosures: breakdown of numerator of the KPI
The proportion of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:		For non-financial undertakings:
Turnover-based: %	1.0%	Turnover-based: [EUR million]	1,468
Capital expenditures-based: %	1.9%	Capital expenditures-based: [EUR million]	2,665
For financial undertakings:		For financial undertakings:
Turnover-based: %	1.4%	Turnover-based: [EUR million]	1,998
Capital expenditures-based: %	1.6%	Capital expenditures-based: [EUR million]	2,289
The proportion of exposures to other counterparties and assets over total assets covered by the KPI:		Value of taxonomy-aligned exposures to other counterparties:
Turnover-based: %	0.0%	Turnover-based: [EUR million]	0
Capital expenditures-based: %	0.0%	Capital expenditures-based: [EUR million]	0
Breakdown of the numerator of the KPI per environmental objective
Taxonomy-aligned activities –:
(1) Climate change mitigation	Turnover: 2.4%	Transitional activities turnover: A%	0.10%
		Transitional activities capex: A%	0.20%
	CapEx: 3.4%	Enabling activities turnover: B%	1.10%
		Enabling activities capex: B%	1.50%
(2) Climate change adaptation	Turnover: —%	Enabling activities turnover: A%	0.00%
	CapEx: 0,1%	Enabling activities capex: B%	0.00%

Annual report 2025    187

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
7. Template: KPI for Asset Managers123. - 2024

Standard template for the disclosure required under Article 8 of Regulation (EU) 2020/852 (asset managers)
The weighted average value of all the investments that are directed at funding, or are associated with Taxonomy-aligned economic activities relative to the value of total assets covered by the KPI, with following weights for investments in undertakings per below:		The weighted average value of all the investments that are directed at funding, or are associated with taxonomy-aligned economic activities, with following weights for investments in undertakings per below:
Turnover-based: %	1.6%	Turnover-based: [EUR million]	2,003
CapEx—based: %	2.6%	CapEx-based: [EUR million]	3,278
The percentage of assets covered by the KPI relative to total investments (total AuM). Excluding investments in sovereign entities.		The monetary value of assets covered by the KPI. Excluding investments in sovereign entities.
Coverage ratio: %	62.10%	Coverage: [EUR million]	125,892
Additional, complementary disclosures: breakdown of denominator of the KPI
The percentage of derivatives relative to total assets covered by the KPI.		The value in EUR millions of derivatives:.
X %	0.00%	[EUR million]	37
The proportion of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/ EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	15.8%	For non-financial undertakings: [EUR million]	19,863
For financial undertakings:	18.7%	For financial undertakings: [EUR million]	23,489
The proportion of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings from non-EU countries not subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	9.4%	For non-financial undertakings: [EUR million]	11,776
For financial undertakings:	17.7%	For financial undertakings: [EUR million]	22,301
The proportion of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:	9.2%	For non-financial undertakings: [EUR million]	11,637
For financial undertakings:	29.1%	For financial undertakings: [EUR million]	36,665
The proportion of exposures to other counterparties over total assets covered by the KPI:		Value of exposures to other counterparties:
X %	0.1%	[EUR million]	124
The value of all the investments that are funding economic activities that are not Taxonomy-eligible relative to the value of total assets covered by the KPI:		Value of all the investments that are funding economic activities that are not Taxonomy-eligible:
X %	89.3%	[EUR million]	112,424
The value of all the investments that are funding taxonomy-eligible economic activities, but not taxonomy-aligned relative to the value of total assets covered by the KPI:		Value of all the investments that are funding Taxonomy- eligible economic activities, but not taxonomy- aligned:
X %	9.1%	[EUR million]	11,465
123 Only assets under management from asset managers are included.
Annual report 2025    188

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Additional, complementary disclosures: breakdown of numerator of the KPI
The proportion of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU over total assets covered by the KPI:		Value of Taxonomy-aligned exposures to financial and non-financial undertakings subject to Articles 19a and 29a of Directive 2013/34/EU:
For non-financial undertakings:		For non-financial undertakings:
Turnover-based: %	0.8%	Turnover-based: [EUR million]	959
Capital expenditures-based: %	2.9%	Capital expenditures-based: [EUR million]	3,609
For financial undertakings:		For financial undertakings:
Turnover-based: %	0.8%	Turnover-based: [EUR million]	1,044
Capital expenditures-based: %	2.3%	Capital expenditures-based: [EUR million]	2,947
The proportion of exposures to other counterparties and assets over total assets covered by the KPI:		Value of taxonomy-aligned exposures to other counterparties:
Turnover-based: %	0.0%	Turnover-based: [EUR million]	5
Capital expenditures-based: %	0.0%	Capital expenditures-based: [EUR million]	5
Breakdown of the numerator of the KPI per environmental objective
Taxonomy-aligned activities –:
(1) Climate change mitigation	Turnover: 1.5%	Transitional activities turnover: A%	0.10%
		Transitional activities capex: A%	0.70%
	CapEx: 2.6%	Enabling activities turnover: B%	0.10%
		Enabling activities capex: B%	1.00%
(2) Climate change adaptation	Turnover: —%	Enabling activities turnover: A%	0.00%
	CapEx: —%	Enabling activities capex: B%	0.00%

Annual report 2025    189

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
8. Consolidated KPI - 2025

			KPI per Business segment
	Revenue	Proportion of total group revenue	KPI turnover based	KPI CapEx based	KPI turnover based weighted	KPI CapEx based weighted
Asset management	1,309	2.2%	2.4%	3.5%	0.1%	0.1%
Banking activities	57,894	95.7%	3.2%	3.4%	3.0%	3.2%
Investment firms	685	1.1%	0.0%	0.0%	0.0%	0.0%
Insurance undertakings	638	1.1%	1.7%	2.1%	0.0%	0.0%
Total	60,527	100.0%
Average KPI					3.1%	3.3%
8. Consolidated KPI - 2024

			KPI per Business segment
	Revenue	Proportion of total group revenue	KPI turnover based	KPI CapEx based	KPI turnover based weighted	KPI CapEx based weighted
Asset management	1,258	2.1%	1.6%	2.6%	0.0%	0.1%
Banking activities	57,526	97.0%	3.0%	3.3%	2.9%	3.2%
Investment firms	111	0.2%	0.0%	0.0%	0.0%	0.0%
Insurance undertakings	440	0.7%	1.4%	2.1%	0.0%	0.0%
Total	59,335	100.0%
Average KPI					3.0%	3.2%
Annual report 2025    190

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities - 2025 (credit institution)

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	YES
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	YES
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	YES
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	YES
Annual report 2025    191

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex - 2025

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	20	0.0%	20	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	59	0.0%	59	0.0%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	45,492	3.3%	45,459	3.3%	33	0.0%
8	Total applicable KPI	45,573	3.4%	45,540	3.4%	33	0.0%

Note 1: The denominator of the applicable KPI is 1.359.362.227.454 euros
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover - 2025

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	88	0.0%	88	0.0%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	43,039	3.2%	42,995	3.2%	44	0.0%
8	Total applicable KPI	43,129	3.2%	43,085	3.2%	44	0.0%

Note 1: The denominator of the applicable KPI is 1.359.362.227.454 euros
Annual report 2025    192

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex - 2025

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	20	0.0%	20	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	59	0.1%	59	0.1%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	45,492	99.8%	45,459	99.8%	33	0.1%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	45,573	100.0%	45,540	99.9%	33	0.1%
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover - 2025

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	88	0.2%	88	0.2%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	43,039	99.8%	42,995	99.7%	44	0.1%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	43,129	100.0%	43,085	99.9%	44	0.1%
Annual report 2025    193

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex- 2025

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	126	0.0%	126	0.0%	0	0.0%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	16	0.0%	16	0.0%	0	0.0%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	379,724	27.9%	379685	27.9%	39	0.0%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	379,866	27.9%	379827	27.9%	39	0.0%
9. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities -Turnover- 2025

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	69	0.0%	69	0.0%	0	0.0%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	480	0.0%	480	0.0%	0	0.0%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	32	0.0%	32	0.0%	0	0.0%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	380,009	28.0%	379,676	27.9%	333	0.0%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	380,591	28.0%	380,258	28.0%	333	0.0%
Annual report 2025    194

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2025

		Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	933,923	68.7%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	933,923	68.7%
9. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Turnover- 2025

		Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	935,643	68.8%
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	935,643	68.8%

Annual report 2025    195

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities - 2024 (credit institution)

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	YES
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	YES
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	YES
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	YES
Annual report 2025    196

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex - 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	4	0.0%	4	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	28	0.0%	28	0.0%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	42,800	3.3%	42,784	3.3%	17	0.0%
8	Total applicable KPI	42,834	3.3%	42,818	3.3%	17	0.0%

Note 1: The denominator of the applicable KPI is 1.306.541.919.505 euros
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover - 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	36	0.0%	36	0.0%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	39,620	3.0%	39,578	3.0%	41	0.0%
8	Total applicable KPI	39,656	3.0%	39,615	3.0%	41	0.0%

Note 1: The denominator of the applicable KPI is 1.306.541.919.505 euros
Annual report 2025    197

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex - 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	4	0.0%	4	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	28	0.1%	28	0.1%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	42,800	99.9%	42,784	99.9%	17	0.0%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	42,834	100.0%	42,818	100.0%	17	0.0%
9. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover - 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	36	0.1%	36	0.1%	0	0.0%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	39,620	99.9%	39,578	99.8%	41	0.1%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	39,656	100.0%	39,615	99.9%	41	0.1%
Annual report 2025    198

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex- 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	17	0.0%	17	0.0%	0	0.0%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	80	0.0%	80	0.0%	0	0.0%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	23	0.0%	23	0.0%	0	0.0%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	404,304	30.9%	404220	30.9%	84	0.0%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	404,424	31.0%	404340	30.9%	84	0.0%
9. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities -Turnover- 2024

		CCM+CCA		CCM		CCA
	Nuclear energy related activities	Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1	0.0%	1	0.0%	0	0.0%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	70	0.0%	70	0.0%	0	0.0%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	833	0.1%	833	0.1%	0	0.0%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	41	0.0%	41	0.0%	0	0.0%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%	0	0.0%	0	0.0%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	403,901	30.9%	403,577	30.9%	324	0.0%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	404,846	31.0%	404,523	31.0%	324	0.0%
Annual report 2025    199

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2024

		Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	859,283	65.8%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	859,283	65.8%
9. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Turnover- 2024

		Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0.0%
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	862,039	66.0%
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	862,039	66.0%

Annual report 2025    200

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
10. Nuclear and fossil gas related activities - 2025 (insurance)

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	NO
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	NO
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	NO
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex- 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	175.5	2.09%	173.6	2.07%	1.9	0.02%
8	Total applicable KPI	175.5	2.09%	173.6	2.07%	1.9	0.02%
Note 1: The denominator of the applicable KPI is 8,388 million euros.
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover- 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	142.4	1.70%	141.6	1.69%	0.8	0.01%
8	Total applicable KPI	142.4	1.70%	141.6	1.69%	0.8	0.01%
Note 1: The denominator of the applicable KPI is 8,388 million euros.
Annual report 2025    201

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex- 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	175.5	100.00%	173.6	98.91%	1.9	1.09%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	175.5	100.00%	173.6	98.91%	1.9	1.09%
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover- 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	142.4	100.00%	141.6	99.45%	0.8	0.55%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	142.4	100.00%	141.6	99.45%	0.8	0.55%
Annual report 2025    202

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
10. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex - 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	442.2	5.27%	441.1	5.26%	1.1	0.01%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	442.2	5.27%	441.1	5.26%	1.1	0.01%
10. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Turnover-2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.1	0.00%	0.1	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	521.0	6.21%	494.0	5.89%	27.0	0.32%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	521.1	6.21%	494.1	5.89%	27.0	0.32%
Annual report 2025    203

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
10. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2025

	Nuclear energy related activities	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI		0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,768.0	92.61%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	7,768.0	92.61%
10. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Turnover - 2025

	Nuclear energy related activities	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,723.0	92.08%
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	7,723.0	92.08%

Annual report 2025    204

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
10. Nuclear and fossil gas related activities - 2024 (insurance)

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	NO
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	NO
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	NO
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	177.4	2.05%	177.3	2.05%	0.1	0.00%
8	Total applicable KPI	177.4	2.05%	177.3	2.05%	0.1	0.00%
Note 1: The denominator of the applicable KPI is 8,654 million euros..
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	125.2	1.45%	124.3	1.44%	0.8	0.01%
8	Total applicable KPI	125.2	1.45%	124.3	1.44%	0.8	0.01%
Note 1: The denominator of the applicable KPI is 8,654 million euros..
Annual report 2025    205

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	177.4	100.00%	177.3	99.94%	0.1	0.06%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	177.4	100.00%	177.3	99.94%	0.1	0.06%
10. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	125.2	100.00%	124.3	99.33%	0.8	0.67%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	125.2	100.00%	124.3	99.33%	0.8	0.67%
Annual report 2025    206

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
10. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex - 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	895.8	10.35%	892.8	10.32%	3.0	0.03%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	895.9	10.35%	892.8	10.32%	3.0	0.03%
10. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Turnover-2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.1	0.00%	0.1	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	889.4	10.28%	870.0	10.05%	19.5	0.22%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	889.5	10.28%	870.1	10.05%	19.5	0.22%
Annual report 2025    207

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
10. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2024

	Nuclear energy related activities	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0	0
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,580.8	87.60%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	7,580.8	87.60%
10. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Turnover - 2024

	Nuclear energy related activities	Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	7,638.6	88.27%
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	7,638.6	88.27%

Annual report 2025    208

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
11. Nuclear and fossil gas related activities- 2025 (asset manager)

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	YES
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	YES
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	YES
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	YES
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex- 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	4.6	0.00%	4.6	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1.2	0.00%	1.2	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.1	0.00%	0.0	0.00%	0.1	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	20.4	0.01%	20.4	0.01%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	4,927.7	3.47%	4,798.6	3.38%	129.0	0.09%
8	Total applicable KPI	4,953.9	3.48%	4,824.8	3.39%	129.1	0.09%
Note 1: The denominator of the applicable KPI is 142,164 million euros.
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover- 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1.5	0.00%	1.5	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	32.5	0.02%	32.5	0.02%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.9	0.00%	0.9	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.3	0.00%	0.3	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	3,431.0	2.41%	3,393.2	2.39%	37.8	0.03%
8	Total applicable KPI	3,466.1	2.44%	3,428.3	2.41%	37.8	0.03%
Note 1: The denominator of the applicable KPI is 142,164 million euros.
Annual report 2025    209

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex- 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	4.6	0.09%	4.6	0.09%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1.2	0.02%	1.2	0.02%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.1	0.00%	0.0	0.00%	0.1	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	20.4	0.41%	20.4	0.41%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	4,927.7	99.47%	4,798.6	96.87%	129.0	2.60%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	4,953.9	100.00%	4,824.8	97.39%	129.1	2.61%
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover- 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	1.5	0.04%	1.5	0.04%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	32.5	0.94%	32.5	0.94%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.9	0.02%	0.9	0.02%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.3	0.01%	0.3	0.01%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	3,431.0	98.99%	3,393.2	97.90%	37.8	1.09%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	3,466.1	100.00%	3,428.3	98.91%	37.8	1.09%
Annual report 2025    210

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
11. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex- 2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	7.0	0.00%	7.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	37.0	0.03%	37.0	0.03%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	13,399.0	9.42%	13377.0	9.41%	22.0	0.02%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	13,443.0	9.46%	13421.0	9.44%	23.0	0.02%
11. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Turnover-2025

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	34.0	0.02%	34.0	0.02%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	102.0	0.07%	102.0	0.07%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	6.0	0.00%	6.0	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	15,044.0	10.58%	14,269.0	10.04%	775.0	0.55%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	15,187.0	10.68%	14,412.0	10.14%	775.0	0.55%
Annual report 2025    211

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
11. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2025

		Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	123,767.0	87.06%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	123,767.0	87.06%
11. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2025

		Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	123,511.0	86.88%
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	123,511.0	86.88%

Annual report 2025    212

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
11. Nuclear and fossil gas related activities- 2024 (asset manager)

Nuclear energy related activities
1	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	YES
2	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	YES
3	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	YES
Fossil gas related activities
4	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	YES
5	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	YES
6	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	YES
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2.6	0.00%	2.6	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	2.2	0.00%	2.2	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.6	0.00%	0.6	0.00%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.1	0.00%	0.0	0.00%	0.1	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	16.9	0.01%	16.9	0.01%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	3,255.8	2.59%	3,241.1	2.57%	14.8	0.01%
8	Total applicable KPI	3,278.1	2.60%	3,263.3	2.59%	14.9	0.01%
Note 1: The denominator of the applicable KPI is 125,892 million euros.
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (denominator) - Turnover- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.4	0.00%	0.4	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	21.9	0.02%	21.9	0.02%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.2	0.00%	0.2	0.00%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.3	0.00%	0.3	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	1,980.7	1.57%	1,928.6	1.53%	52.1	0.04%
8	Total applicable KPI	2,003.4	1.59%	1,951.3	1.55%	52.1	0.04%
Note 1: The denominator of the applicable KPI is 125,892 million euros.
Annual report 2025    213

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	2.6	0.08%	2.6	0.08%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	2.2	0.07%	2.2	0.07%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.6	0.02%	0.6	0.02%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.1	0.00%	0.0	0.00%	0.1	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	16.9	0.51%	16.9	0.51%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	3,255.8	99.32%	3,241.1	98.87%	14.8	0.45%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	3,278.1	100.00%	3,263.3	99.55%	14.9	0.45%
11. Nuclear and fossil gas related activities:
Taxonomy-aligned economic activities (numerator) - Turnover- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.4	0.02%	0.4	0.02%	0.0	0.00%
3	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	21.9	1.09%	21.9	1.09%	0.0	0.00%
4	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.2	0.01%	0.2	0.01%	0.0	0.00%
6	Amount and proportion of taxonomy- aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the numerator of the applicable KPI	0.3	0.01%	0.3	0.01%	0.0	0.00%
7	Amount and proportion of other taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the numerator of the applicable KPI	1,980.7	98.87%	1,928.6	96.27%	52.1	2.60%
8	Total amount and proportion of taxonomy-aligned economic activities in the numerator of the applicable KPI	2,003.4	100.00%	1,951.3	97.40%	52.1	2.60%
Annual report 2025    214

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
11. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Capex- 2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.1	0.00%	0.1	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	4.7	0.00%	4.7	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	26.1	0.02%	26.1	0.02%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	1.1	0.00%	0.0	0.00%	1.1	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.6	0.00%	0.6	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	10,501.2	8.34%	9883.7	7.85%	617.4	0.49%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	10,533.7	8.37%	9915.2	7.88%	618.5	0.49%
11. Nuclear and fossil gas related activities:
Taxonomy-eligible but not taxonomy-aligned economic activities - Turnover-2024

		CCM+CCA		CCM		CCA
		Amount	%	Amount	%	Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%	0.0	0.00%	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	8.2	0.01%	8.2	0.01%	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	111.5	0.09%	111.5	0.09%	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	11.2	0.01%	11.2	0.01%	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.4	0.00%	0.4	0.00%	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	10,823.2	8.60%	10,752.4	8.54%	70.8	0.06%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	10,954.4	8.70%	10,883.6	8.65%	70.8	0.06%
Annual report 2025    215

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
11. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2024

		Amount	%
1	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
2	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
3	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
4	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
5	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
6	Amount and proportion of taxonomy- eligible but not taxonomy-aligned economic activity referred to in Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
7	Amount and proportion of other taxonomy-eligible but not taxonomy-aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	112,080.1	89.03%
8	Total amount and proportion of taxonomy eligible but not taxonomy- aligned economic activities in the denominator of the applicable KPI	112,080.1	89.03%
11. Nuclear and fossil gas related activities:
Taxonomy non-eligible economic activities - Capex- 2024

		Amount	%
1	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
2	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
3	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
4	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
5	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
6	Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI	0.0	0.00%
7	Amount and proportion of other taxonomy-non-eligible economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI	112,934.2	89.71%
8	Total amount and proportion of taxonomy-non-eligible economic activities in the denominator of the applicable KPI	112,934.2	89.71%
Annual report 2025    216

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 7.3 Employees

6. Employees by regionA
	Number of employees
Region	2025	2024
Spain	34,142	34,940
Brazil	52,696	57,133
Chile	8,868	9,240
Poland	14,219	13,846
Argentina	7,778	8,100
Mexico	28,578	29,768
Portugal	5,354	5,316
UK	19,931	22,542
USA	10,950	11,341
Others	15,887	14,527
Total	198,403	206,753
A.    At year end, information from People, Culture & Organization global platform for harmonized people processes groupwide. Employee data is breakdown according to geographical criteria and cannot be compared to the figures in the 'Economic and Financial Report' chapter, which follow management criteria. Employees refers to employees hired as described in chapter 3.1. Our employees. Santander Polska’s employees represent 5.5% of the total workforce in 2025.

7. Employees by genderA
	Number of employees (headcount)
Gender	2025	2024
Male	95,129	98,377
Female	103,213	108,319
OtherB	5	6
Not declaredC	56	51
Total employees	198,403	206,753
A.Employees at year end. At Santander Group, we record gender as stated on employees’ identity documents (as required by each local administration and in line with the CSRD) and we break it down into four categories: men, women (both available in all countries), plus other and not declared (the latter two accepted only under the regulations of some countries). Santander Polska’s employees represent 5.5% of the total workforce in 2025.
B.Additionally, in 12 countries the regulation allows us to voluntarily report gender identity, guaranteeing privacy and equal treatment. Among those employees who have voluntarily reported it, 2.2% identify themselves as non-binary, trans or others.
C.‘Not declared’ refers to employees whose gender data is unavailable in Group systems at the reporting date due to non-disclosure or legal restrictions, in line with applicable data protection laws and voluntary disclosure rules applicable in some jurisdictions.
Annual report 2025    217

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

8. Employees by management group and genderA
	Senior executivesB
	2025					2024
	Men	Women	Others	Not declared	Total	Men	Women	Others	Not declared	Total
Europe	918	426	0	0	1,344	959	443	0	1	1,403
North America	181	64	0	0	245	198	72	0	0	270
South America	284	142	0	0	426	299	146	0	0	445
Group total	1,383	632	0	0	2,015	1,456	661	0	1	2,118

	Other executivesC
	2025					2024
	Men	Women	Others	Not declared	Total	Men	Women	Others	Not declared	Total
Europe	8,778	5,052	0	10	13,840	8,850	5,096	1	6	13,953
North America	3,859	2,630	0	4	6,493	3,881	2,622	0	3	6,506
South America	4,678	3,398	0	1	8,077	3,982	2,996	0	1	6,979
Group total	17,315	11,080	0	15	28,410	16,713	10,714	1	10	27,438

	Other employees
	2025					2024
	Men	Women	Others	Not declared	Total	Men	Women	Others	Not declared	Total
Europe	31,404	37,094	3	39	68,540	32,654	39,201	3	37	71,895
North America	14,555	18,517	2	1	33,075	15,047	19,571	2	3	34,623
South America	30,472	35,890	0	1	66,363	32,507	38,172	0	0	70,679
Group total	76,431	91,501	5	41	167,978	80,208	96,944	5	40	177,197
A. At year end. In this and other tables, the units and representative offices in Asia, totalling 425 employees, are counted under Europe.
B. Senior Executives includes: Senior Executive VP. Executive VP and VP.
C. Other Executives includes Directors, Mangers, Experts and Branch Managers.

9. Employees by age bracketA
Number and % of total
	2025						2024
	aged < 30		aged 30 - 50		age over 50		aged < 30		aged 30 - 50		age over 50
Europe	10,765	12.86%	51,882	61.97%	21,077	25.17%	11,842	13.57%	54,262	62.19%	21,147	24.24%
North America	9,457	23.75%	24,783	62.25%	5,573	14.00%	10,485	25.33%	25,239	60.97%	5,675	13.71%
South America	19,503	26.05%	48,107	64.26%	7,256	9.69%	22,372	28.64%	49,183	62.97%	6,548	8.38%
Group total	39,725	20.02%	124,772	62.89%	33,906	17.09%	44,699	21.62%	128,684	62.24%	33,370	16.14%
A.    At year end.
Annual report 2025    218

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

10. Employees by employment contractA
	2025					2024
	Men	Women	Other	Not declared	Total	Men	Women	Other	Not declared	Total
Number of employees	95,129	103,213	5	56	198,403	98,377	108,319	6	51	206,753
Number of permanent employees	93,290	100,891	4	53	194,238	96,541	105,942	6	13	202,502
Number of temporary employees	1,839	2,322	1	3	4,165	1,836	2,377	0	38	4,251
Number of full-time employees	94,060	98,121	4	56	192,241	97,163	102,740	5	50	199,958
Number of part-time employees	1,069	5,092	1	0	6,162	1,214	5,579	1	1	6,795
Number of non-guaranteed hours employees	0	0	0	0	0	0	0	0	0	0
A. At year end 98% of employees in Santander have a permanent employment contract and 97% have full-time contract, as in 2024. For additional definitions see 7. Employees by gender.

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
A. Percentage of employees covered by collective agreement, as defined by CSRD. The collective bargaining and social dialogue figures remain as in 2024.

12. Turnover by regionA,B
	2025		2024
	Total	Turnover ratioC	Total	Turnover ratio
Europe	10,326	12.08%	10,464	11.77%
North America	9,176	22.55%	9,905	23.38%
South America	20,112	25.86%	19,726	25.33%
Group total	39,614	19.42%	40,095	19.17%
A.Employees who ended definitely their employment relation with Santander entities through 2025, it does not include temporary leave or transfer between Santander companies. Information from People, Culture & Organization global platform used harmonized people processes groupwide.
B.The total number of terminated employees was 1% below than last year, the turnover rate remained stable compared to the previous year, 53.7% of those laid off are women, in line with the distribution of our workforce. The total number of employees leaving Santander Polska in 2025 represents 3.7%.
C.Turnover rate is calculated over average headcount of the period.
Annual report 2025    219

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

13. Average remuneration by management group, gender, and age bracketA
	2025					2024
	Women	Men	OtherB	Not declaredB	TotalC	Women	Men	OtherB	Not declaredB	TotalC
Gender	45,836	73,357	-	-	58,984	41,822	65,625	-	-	53,131
	Senior executives	Other executives	Other employees		Total	Senior executives	Other executives	Other employees		Total
Management group	598,760	144,997	38,933		58,984	524,748	129,847	36,834	-	53,131
	<30	30-50	>50		Total	<30	30-50	>50		Total
Age bracket	25,179	59,225	96,488		58,984	23,329	53,353	88,044	-	53,131
A.It includes gross annual salary and comparable supplements, pension schemes and variable remuneration.
B.The categories requested by CSRD, by gender and age groups have been used. Groups with less than 50 employees (others, not declared) are not included because they are not statistically relevant and to avoid statistically erroneous conclusions.
C.Our employees’ average remuneration increased by 11%. This variation is not comparable with 2024 due to staff turnover (hires, departures and promotions) and movements in relative exchange rates. The exchange rates required by the European Central Bank for regulatory remuneration reporting are applied.

14. Remuneration ratios
	2025	2024
Hourly GPG ratio (average)	35%	36%
GPG ratio (median)A	26%	26%
EPG ratio	<1	c. 0
Remuneration ratioB	361.9	367.1
A. GPG Ratio (median) includes annual base salary and variable remuneration paid in the year.
B.Ratio of the annual remuneration of the highest-paid person performing executive functions (salary, pension plan contributions and variable remuneration) divided by the median annual remuneration of the remaining employees (excluding the highest-paid person).

15. Average remuneration of senior management (with variable remuneration not linked to long-term objectives)
Thousand euros	2025			2024
	Men	Women	Total	Men	Women	Total
Executive directors	9,489	11,977	10,733	9,137	12,127	10,632
Non-executive directors	347	357	350	285	356	309
Senior managementA	4,135	1,917	3,839	3,898	1,380	3,538
A. Members of senior management at year-end. This includes the non-executive directors who served on the board of directors during the year. Where there have been changes in its composition, both outgoing and incoming directors have been taken into account, as well as the remuneration received by each.

16. Average remuneration of senior management linked to long-term objectives (fair value)
Thousand euros	2025			2024
	Men	Women	Total	Men	Women	Total
Executive directors	1,938	2,804	2,371	1,611	2,332	1,972
Senior management	660	231	603	553	170	498

17. Senior management compositionA
Number	2025			2024
	Men	Women	Total	Men	Women	Total
Executive directors	1	1	2	1	1	2
Non-executive directors	8	5	13	10	5	15
Senior management	13	2	15	12	2	14
A.This includes the non-executive directors who served on the board of directors during the year. Where there have been changes in its composition, both outgoing and incoming directors have been taken into account. Members of the senior management at the end of the year.
Annual report 2025    220

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

18. Training
	2025	2024
Total hours of training	5,075,133	5,286,317
% employees trainedA	94.6	94.4
Total attendeesB	7,507,232	6,925,442
Hours of training per employeeC	24.9	25.3
A. Calculation based on year-end headcount. The total number of training hours at Santander Polska in 2025 represents 5.5%.
B. Training courses completed by our employees during 2025 (8% higher vs. 2024).
C. Calculation based on average headcount during the year. 3.3 days of learning. Women completed an average of 25.7 hours and men 23.9 hours.

19. Hours of training by gender and management groupA
Gender	2025					2024
	Men	Women	Others	Not declared	Total	Men	Women	Others	Not declared	Total
	2,325,003	2,739,434	150	10,546	5,075,133	2,413,371	2,872,035	111	800	5,286,317
Management level	Senior executive	Other executive	Other employees		Total	Senior executive	Other executive	Other employees		Total
	44,122	666,259	4,364,752	-	5,075,133	52,476	857,065	4,376,775	-	5,286,317
A. The total training hours completed by our employees were 4% lower than in 2024, although the total number of training sessions completed was higher, driven by the digitalisation and optimisation of courses, as well as changes in our workforce. The total number of training hours at Santander Polska in 2025 represents 5.5%.

20. Occupational health and safetyA,H
	2025			2024
	Men	Women	Total	Men	Women	Total
Number of fatal occupational accidents or work-related illness	0	0	0	0	0	0
Work-related illnessB	6	16	22	1	2	3
Total number of accidentsC	166	467	633	317	633	950
Work-related accident rate (CSRD criterion, equivalent to the frequency rate of Law 11/2018)D	0.61	1.58	1.12	1.15	2.08	1.64
Total number of days of absence due to accidentsE	6,398	21,360	27,758	12,617	24,094	36,711
Accident rateF	0.02	0.05	0.04	0.03	0.06	0.05
Severity rateG	0.02	0.07	0.05	0.05	0.08	0.06
A. As in the rest of this chapter, we only include information about our employees.
B. Information is reported for the entire Santander Group in line with local occupational disease regulations where these are regulated nationally and/or for specific jobs. These events are recorded once the occupational cause has been confirmed following the relevant specialised investigation by the occupational health experts required under each jurisdiction. In Brazil, in line with local practice, external judicial rulings are not included.
C. We report occupational injuries that can be documented in 2025, including accidents while commuting. We standardized criteria, processes and systems across our footprint to calculate leave on medical grounds in every market. Banco Santander only considers occupational accidents and illnesses that, following expert review, are recognized as work-related and reported to official bodies (e.g. in Brazil, through a comunicação de acidente de trabalho — CAT, or work-related accident notice — to the Instituto Nacional do Seguro Social — INSS, National Social Security Institute). In Brazil, this indicator only considers absences due to occupational accident of 15 days or more. In the occupational accident ratios, the United States is excluded because it uses a local system that is not integrated into the Group’s platform; the number of accidents resulting in absence in the United States is not material (1% of the Group total). The total number of accidents at Santander Bank Polska in 2025 represents 7.1%.
D. Number of occupational accidents with leave for every 1,000,000 theoretical working hours.
E. Includes days of absence due to occupational accidents or occupational diseases resulting in absence, in line with the above definitions.
F. Ratio of hours missed due to an occupational accident divided by the total number of theoretical hours worked by employees in the year.
G. Days missed due to occupational accident with leave for every 1,000 theoretical working hours. Hours worked are theoretical.
H. In addition, in all units our employees have recorded 15.3 million hours of absence due to health reasons (16.4 million hours in 2024).
Annual report 2025    221

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 7.4 Customers

21. Group customersA
	2025	2024	var.
Europe	47,080,494	46,820,826	1%
Spain	15,361,751	15,307,491	—%
United Kingdom	22,719,618	22,541,474	1%
Portugal	2,970,542	2,988,779	(1)%
Poland	6,023,727	5,978,671	1%
Others EuropeB	4,856	4,411	10%
South America	86,303,021	80,404,762	7%
Brazil	73,948,413	69,454,776	6%
Chile	4,608,182	4,311,488	7%
Argentina	5,412,475	5,117,205	6%
Others South AmericaC	2,333,951	1,521,293	53%
North America	26,945,104	25,762,219	5%
United StatesD	4,368,527	4,473,683	(2)%
México	22,576,577	21,288,536	6%
Digital Consumer Bank	19,892,525	19,549,525	2%
Santander Consumer BankE	16,186,185	16,953,371	(5)%
Santander DigitalF	3,706,340	2,596,154	43%
Total	180,221,144	172,537,332	4%
A. Figures corresponding to total customers.
B. Includes the rest of Private Banking and other CIB Europe.
C. Includes Uruguay, Peru and Colombia. In Peru, the increase is driven by the acquisition of CrediScotia Financiera.
D. Includes BPI Miami
E. SCF includes customers in all European countries, including the UK.
F. Increase driven by the growth of the Zinia digital platform.

22. Dialogue by channel
	2025	2024	Var .2025/2024%.
Branches
Number of branchesA	7,124	8,086	(11.9)%
Digital bankingB
Digital customersC (millions)	63.0	59.3	6.2%
A.    Reduction in the number of branches in line with Group’s strategy. For both the 2025 and 2024 figures, CartaSur points of sale and Argentina’s banking service points (PAB) have been included, while operational points that do not provide customer service to clients in Colombia have been excluded.
B. Santander Consumer Finance not included.
C.    Counts once for customers of both Internet and mobile banking. It excludes Openbank Mexico.
Annual report 2025    222

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

23. NPS ranking by country
	2025	2024
Argentina	1	2
Brazil	2	5
Chile	2	1
Uruguay	2	1
Spain	3	3
Poland	3	3
Portugal	3	3
UK	5	4
Mexico	3	3
USA	3	6
NPS to measure customer satisfaction, audited by Stiga/Deloitte.
Santander position vs. competitors (Official Peer Group by countries). Key peers by country: Argentina: Galicia, BBVA, ICBC, HSBC, Banco Macro, Banco de la Nación; Brazil: Itaú, CEF, Bradesco, Banco do Brasil, Nubank; Chile: BCI, Banco de Chile, Itaú, Scotiabank, Banco Estado; Uruguay: Brou, Itaú, BBVA, Scotiabank; Spain: ING, Bankinter, BBVA, Caixabank, Sabadell, Unicaja; Poland: ING, Millenium, MBank, Bank Polski, Bank Pekao, BNP Paribas; Portugal: BPI, Millenium BCP, CGD, Novo Banco, Montepio; UK: Nationwide, Barclays, Halifax, NatWest Gr., Lloyds, HSBC, TSB; Mexico: BBVA, Nubank, Scotiabank, Banorte, HSBC, Banamex, Banco Azteca; US: Chase, Capital One, Bank of America, PNC, Wells Fargo, KeyBank, Citizens, Citigroup, TD Bank, M&T Bank, Truist.

24. Total complaintsA
	2025	2024
SpainB	82,650	156,460
Portugal	2,857	3,588
United Kingdom	32,321	30,778
Poland	5,172	4,209
BrazilB	285,723	226,976
MexicoB	57,258	71,082
Chile	11,074	10,458
Argentina	5,542	6,351
USB	9,102	6,256
SCFB	281,081	165,478
Total	772,780	681,636
A. Compliance metrics based on group-wide criteria, homogeneous for all geographies. Include complaints received through formal channels such as the official complaints service (if exists), public or private consumer organisations and agencies, senior management, customer ombudsmen (if exists), regulator channels. 82.6% of complaints resolved in favour of the Bank.
B. Overall positive evolution of formal complaints that remain concentrated in the largest retail business: Brazil, SCF, Spain and Mexico. Excluding the UK specific dealer commissions issue, there has been a year-on-year decrease of 4%. Material improvements in Mexico, mainly in first contact resolution and fraud management, and Spain, following the 2024 Supreme Court ruling on mortgage fees matter. Continued trend of increased complaints generated by Complaints Management Companies / influencers, but with significant majority not upheld (Brazil / USA).
SN 7.5 Financial inclusion

25. People financially includedA,B
million people (Accumulated since 2023)	2025	2024
Access	2.9	1.9
Finance	3.5	2.4
Total	6.3	4.3
A. A new target for people financially included was launched in 2023, which considers access and finance initiatives (the previous target also included financial education). The figures reflect only the new people financially included since 2023 (unique people).
B. The figure of people financially included through Santander Polska in 2025 is 0.5 million.
Annual report 2025    223

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

26. Microfinance
million euros / people	2025	2024
Total credit disbursedA	1,258	1,270
Total microentrepreneurs supported	1.8	1.3
A. The increase in microentrepreneurs supported is mainly due to the bank's objective to expand its microfinance programmes in Latin America.
SN 7.6 Community support
27. Community Support

million euros	2025	2024
Support for higher education, employability, and entrepreneurship	102.1	103.8
Other local initiatives	61.7	62.5
Total	163.7	166.4
28. People and organizations helped

28.1 Through Santander UniversitiesA
	2025	2024
Higher educationB	1,773,549	34,062
EmployabilityC	2,829,483	2,078,051
EntrepreneurshipD	59,569	52,570
TotalE	4,626,147	2,164,683
A. The scope of reporting on people and businesses supported has been broadened in 2025 to include not only beneficiaries within the impact perimeter but also those outside it, in line with the methodology for Calculating People Supported under Santander Universities, updated this year. Universities helped are included
B. The increase in the number of people supported in education is due to Campus Digital.
C. The number of people enrolled in unlimited-access programmes to enhance their employability continues to increase significantly.
D. In 2025, open-access training programmes (with unlimited places) were launched to support entrepreneurship training.
E. The sum of the strategic pillars exceeds the total figure, as duplicates are removed for individuals supported in both education and employability.

28.2 Through other local initiativesA,B
	2025	2024
Education, Employability and Entrepreneurship	707,387
Financial education and Vulnerable people	3,886,777	-
Culture and Institutional activities	353,481	-
Other local specific needs	278,656	-
Total	5,226,301	-
A. 2025 data is not comparable with previous years due to changes in the methodology and increase in the scope of reporting.
B. The figure of people and organizations helped through Santander Polska in 2025 is 1.1 million.
Annual report 2025    224

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 7.7 Tax contribution

We pay taxes in the jurisdictions where we earn a profit. Thus, the profits obtained, and the taxes accrued and paid, correspond to the countries where we operate.
For every EUR 100 in total income, the Group pays EUR 35 in taxes, including EUR 15 in taxes paid directly by Santander and EUR 20 in taxes collected from third parties.
The taxes Santander pays directly (see table below) include non-recoverable value added tax (VAT), employers' social security contributions, charges levied on banks and financial transactions in Spain, the UK, Poland, Portugal, Brazil and Argentina, and other taxes.

29. Total taxes paid
EUR million
2025
Jurisdiction	Corporate income taxA	Other taxes paid	Total own taxes paidB	Third-party taxesC	Total contribution
Spain	792	1,236	2,028	2,155	4,183
UK	169	521	690	623	1,313
Portugal	437	168	605	340	945
Poland	543	341	884	354	1,238
Germany	60	66	126	288	414
Rest of Europe	665	361	1,026	339	1,365
Total Europe	2,666	2,693	5,359	4,099	9,458
Brazil	1,204	549	1,753	3,021	4,774
Mexico	558	567	1,125	1,210	2,335
Chile	35	83	118	320	438
Argentina	133	464	597	2,825	3,422
Uruguay	29	95	124	95	219
Rest of Latin America	51	30	81	20	101
Total Latin America	2,010	1,788	3,798	7,491	11,289
United States	268	111	379	924	1,303
Other	10	7	17	6	23
TOTAL	4,954	4,599	9,553	12,520	22,073
A. The Group's income tax for the year 2024 amounted to EUR 5,880 mn
B. Total own taxes paid for all these concepts amounted to EUR 9,553 million, broken down as EUR 4,954 million in corporate income tax (including EUR 392 million in tax on net interest income and fees in Spain), EUR 1,123 million in non-recoverable VAT and other sales taxes, EUR 1,913 million in employer-paid payroll taxes, EUR 90 million in property taxes, EUR 392 million in bank levies and EUR 1,081 million in other taxes.
C. Total third-party taxes amounted to EUR 12,520 million, broken down as EUR 3,364 million in salary withholdings and employees' social security contributions, EUR 1,464 million in recoverable VAT, EUR 2,835 million in tax deducted at source on capital, EUR 463 million in non-resident taxes, EUR 377 million in property taxes, EUR 335 million in stamp taxes, EUR 2,253 million in taxes related to the financial activity and EUR 1,429 million in other taxes.
Annual report 2025    225

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 8. Additional metrics to comply with Spanish Act 11/2018

1. Average employees, by contract type and gender
	2025					2024
	Women	Men	Other	Not declared	Total	Women	Men	Other	Not declared	Total
Average employees	106,539	97,284	6	106	203,936	109,762	99,257	6	86	209,112
Average permanent employees	104,084	95,445	5	71	199,606	107,404	97,487	6	64	204,960
Average temporary employees	2,455	1,839	1	35	4,330	2,358	1,771	0	22	4,151
Average full-time employees	101,123	96,099	5	100	197,326	103,837	98,023	6	83	201,949
Average part-time employees	5,417	1,185	1	7	6,609	5,925	1,234	0	3	7,163

2. Average employees, by contract type and age bracket
	2025				2024
	Under 30	30-50	Over 50	Total	Under 30	30-50	Over 50	Total
Average employees	42,540	127,674	33,722	203,936	46,556	129,728	32,828	209,112
Average permanent employees	40,559	125,623	33,423	199,606	44,748	127,682	32,531	204,960
Average temporary employees	1,981	2,051	299	4,330	1,808	2,046	297	4,151
Average full-time employees	41,522	123,802	32,002	197,326	45,412	125,537	30,999	201,949
Average part-time employees	1,018	3,871	1,720	6,609	1,143	4,191	1,829	7,163

3. Average employees, by contract type and management group.
	2025				2024
	Senior executive	Other executive	Other employees	Total	Senior executive	Other executive	Other employees	Total
Average employees	2,101	29,250	172,585	203,936	2,273	30,748	176,091	209,112
Average permanent employees	2,087	29,042	168,477	199,606	2,253	30,291	172,416	204,960
Average temporary employees	14	208	4,108	4,330	20	457	3,674	4,151
Average full-time employees	2,091	28,968	166,267	197,326	2,263	30,234	169,452	201,949
Average part-time employees	9	281	6,318	6,609	10	514	6,639	7,163

4. Dismissals, by gender, management group and age bracket
	2025					2024
	Women	Men	Other	Not declared	Total	Women	Men	Other	Not declared	Total
Gender	7,942	6,595	1	8	14,546	7,755	6,599	2	29	14,385
	Senior executive	Other executive	Other employees		Total	Senior executive	Other executive	Other employees		Total
Management group	90	1,571	12,885		14,546	114	1,229	13,042		14,385
	<30	30-50	>50		Total	<30	30-50	>50		Total
Age bracket	4,122	8,481	1,943		14,546	4,495	7,866	2,024		14,385
A.Dismissal: the unilateral termination of an employment contract by decision of the company includes departures within the framework of reorganisation processes, for individual performance reasons or disciplinary measures. It does not include temporary absences or transfers to other Group companies.
Annual report 2025    226

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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

Data related to sustainable finance

Green finance raised and facilitated
Nominal amount of project finance, financial advisory, project bonds, green bonds (DCM), export finance, mergers and acquisitions (M&A), and equity capital markets (ECM) transactions ranked by the ESG Classification Meeting and reported in the League Tables of Infralogic, Bloomberg, Dealogic, and TXF since the beginning of the year.
See data in section 2. Climate transition plan and SN 7.1 Green transition (Table 1. Green finance) in this chapter.
It reflects Santander's ambition and contribution to helping our customers, and society as a whole, in the transition to a low-carbon economy.
Financing volume of renewable energy projects
Nominal amount of renewable energy projects (greenfield and brownfield) financed since the beginning of the year and reported externally as reported in Infralogic's League Tables for project financing.
See data in section Sustainability 2025 summary of this chapter.

Financing volume of renewable electric vehicles	Financing volume of vehicles powered exclusively by a rechargeable electric battery (no petrol engine). See data in section Sustainability 2025 summary of this chapter.

Credit disbursed to microentrepreneurs (EUR)
Total amount of credit disbursed during the year to low-income entrepreneurs with low access to banking services, or with difficulties in accessing credit, with the objective of creating and/or growing their businesses. Data includes information on microfinance programmes in Brazil, Colombia, Mexico and Peru.
See data in section Sustainability 2025 summary and SN 7.5 Financial inclusion (Table 27. Microfinance) of this chapter.
It reflects Santander's ambition and contribution to help address financial inclusion challenges in the markets where we operate.
Annual report 2025    227

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
We use as data sources (non-exhaustive): annual/Sustainability Reports of our customers, Asset Impact, Capital IQ, Carbon Disclosure Project, S&P Trucost, Transition Pathway Initiative, Wood Mackenzie, IBA, JATO, Global data and PCAF database.
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
Financed emissions = ∑ emissions per vehicle / ∑ attributed annual distance
Emissions per vehicle = vehicle emissions × attribution factor × annual distance
To determine the attribution factor of each of the loans, the following formula is used:
Attribution factor = Outstanding amount / vehicle value at origination
The vehicle emissions are calculated using the emissions of each specific vehicle, where available, multiplied by the annual distance estimated for each vehicle and by the attribution factor.
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

Sovereign bonds
For the sovereign bonds portfolio we calculate the financed emissions following the PCAF standard recommendations, as follows:
Attributed emissions = Exposure to Sovereign Bond (USD) / PPP-adjusted GDP (international USD) x Sovereign Emissions (tCO2e)
See data in section Our transition plan in this chapter.

Annual report 2025    228

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Data related to responsible investment

Socially responsible investment assets under management (SRI AUM)
Value corresponding to total volume of assets under management registered as article 8 - promoting ESG characteristics - and 9 - with explicit sustainability objectives - of the Sustainable Finance Disclosure Regulation (SFDR, EU Reg. 2019/2088) except for illiquid investments in Private Banking which are reported in terms of committed capital. It includes: i) assets managed or advised by Santander Asset Management (SAM) and other Group asset managers in the EU and, using equivalent criteria, in countries where SFDR does not apply; and ii) third party funds and assets under advise deemed sustainable investments according to either SFDR (Article 2.17) or internal criteria as per SFICS.
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

% Turnover of locally contracted suppliers (M EUR)
% of the Group's total turnover made to suppliers based in the same geography where the services are purchased.
Turnover from locally contracted suppliers is divided by total turnover to suppliers.
See data in section 4.4 Our suppliers of this chapter.

Annual report 2025    229

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 10. Non-financial information Act 11/2018 content index
Table of equivalences with reporting requirements under Spain's Act 11/2018

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
0. General Information
Brief description of the Group’s business model (including its business environment, organization and structure, markets, objectives and strategies, plus the main factors and trends that can affect its future performance).

Business model and strategy (p. 7).
Economic and financial review (p. 409).
1. Sustainability at Santander (p. 21) [1.2 Materiality assessment].
SN 3. Materiality assessment - Detailed methodology (p. 114).
SBM-1 SBM-2 GOV-1 MDR-T E1-4 S1-5 S3-5 S4-5
A description of the Group's policies that includes due diligence procedures for identifying, assessing, preventing and mitigating risks and significant impacts, and for verifying and controlling, including the measures in which they have been adopted):

1. Sustainability at Santander (p. 21) [1.4 Sustainability governance] [1.4.2 Human rights due diligence].
SN 2 Sustainability governance (p. 110) [Cross-cutting regulations to embed ESG standards in our business model].
2. Climate transition plan (p. 31) [2.3 Embedding ESG in risk management].
3. Supporting employees, communities and customers (p. 70) [3.2.3 Management of Environmental and social aspects].
GOV-4 MDR-P E1-2 S1-1 S3-1 S4-1 G1-1
The results of these policies, including key indicators of relevant non-financial results that allow the monitoring and evaluation of progress and that favour the comparability between companies and sectors, in accordance with national, European or international frameworks of reference used for each matter.
		2. Climate transition plan (p. 31). 3. Supporting employees, communities and customers (p. 70). 4. Business conduct (p. 93).	MDR-M E1 S1 S3 S4 G1

SN 7. Our progress in figures (p. 129).
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

1. Sustainability at Santander (p. 21) [1.2 Materiality assessment].
SN 3. Materiality assessment - detailed methodology (p. 114) [Information on impacts, risks and opportunities].
2. Climate transition plan (p. 31).
3. Supporting employees, communities and customers (p. 70).
4. Business conduct (p. 93).
GOV-5 SBM-3 IRO-1 E1 S1 S3 S4 G1
Annual report 2025    230

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
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

2. Climate transition plan (p. 31);
At the end of the 2025 financial year, no significant account is presented in the Consolidated Annual Accounts of the Group that should be included in this chapter regarding environmental provisions or guarantees.
SBM-3 IRO-1 MDR-A MDR-M E1 SBM-3 E1 IRO-1 E1-3 E1-6 E1-7 E1-9
Contamination:
	Measures to prevent, reduce or repair CO2 emissions that seriously affect the environment, taking into account any form of air pollution, including noise and light pollution.	2. Climate transition plan (p. 31) [2.4.5 Our environmental footprint].	MDR-A E1-3 E1-7
Circular economy and waste prevention and management:
	Waste prevention measures, waste recycling measures, waste reuse measures; other forms of waste recovery and reuse; actions against food waste.	2. Climate transition plan (p. 31) [2.4.5 Our environmental footprint].	E5 IRO-1
Sustainable use of resources:
	Use and supply of water according to local limitations	2. Climate transition plan (p. 31) [2.4.5 Our environmental footprint]. SN 7.1 Green transition (p. 130) [Table 2. Environmental footprint]	E3 IRO 1
	Consumption of raw materials and measures taken to improve the efficiency of its use.	2. Climate transition plan (p. 31) [2.4.5 Our environmental footprint]. SN 7.1 Green transition (p. 130) [Table 2. Environmental footprint]	E5 IRO-1
	Energy: direct and indirect consumption, measures taken to improve energy efficiency, use of renewable energies	2. Climate transition plan (p. 31) [2.4.5 Our environmental footprint]. SN 7.1 Green transition (p. 130) [Table 2. Environmental footprint]	MDR-A MDR-M E1-3 E1-5
Climate change:
	Important elements of greenhouse gas emissions generated as a business activity (including goods and services produced)	2. Climate transition plan (p. 31) [2.4.5 Our environmental footprint]. SN 7.1 Green transition (p. 130) [Table 2. Environmental footprint].	MDR-M E1-6
	Measures taken to adapt to the consequences of climate change	2. Climate transition plan (p. 31)	MDR-A E1 SBM-3 E1-1 E1-3
	Reduction targets voluntarily established in the medium and long term to reduce greenhouse gas emissions and means implemented for this purpose.	2. Climate transition plan (p. 31)	MDR-T E1-4
Protection of biodiversity:
	Measures taken to preserve or restore biodiversity	2. Climate transition plan (p. 31) [2.3.5 Our approach to nature and biodiversity].	E4 IRO-1
Impacts caused by the activities or operations of protected areas
Annual report 2025    231

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
2. Social	Employment:
	Total number and distribution of employees by gender, age, country and professional classification	SN 7.3 Employees (p. 217).	MDR-M S1-6 S1-9
	Total number and distribution of contracts modes and annual average of undefined contracts, temporary contracts, and part-time contracts by: sex, age and professional classification.	SN 7.3 Employees (p. 217).	MDR-M S1-6 S1-9
	Number of dismissals by: gender, age and professional classification.	SN 7.3 Employees (p. 217).	MDR-M S1-6
	Average remuneration and its progression broken down by gender, age and professional classification	SN 7.3 Employees (p. 217).	MDR-M S1-16
	Salary gap and remuneration of equal or average jobs in society	3. Supporting employees, communities and customers (p.70) [3.1.3 Inclusive culture].	MDR-M S1-16
	Average remuneration of directors and executives (including variable remuneration, allowances, compensation, payment to long-term savings forecast systems and any other payment broken down by gender)	SN 7.3 Employees (p. 217).	GOV-3 MDR-M S1-16
	Implementation of work disconnection policies	3. Supporting employees, communities and customers (p.70) [3.1.2 Working conditions].	MDR-P S1-1
	Employees with disabilities	3. Supporting employees, communities and customers (p.70) [3.1.3 Inclusive culture].	MDR-M S1-12
Organization of work:
	Organization of work time	3. Supporting employees, communities and customers (p.70) [3.1.2 Working conditions].	MDR-P MDR-A S1-1 S1-4
	Number of absent hours	SN 7.3 Employees (p. 217).	MDR-M S1-14
	Measures designed to facilitate work-life balance and encourage a jointly responsible use of said measures by parents	3. Supporting employees, communities and customers (p.70) [3.1.2 Working conditions].	MDR-A S1-4
Health and safety:
	Conditions of health and safety in the workplace	3. Supporting employees, communities and customers (p.70) [3.1.2 Working conditions].	MDR-A S1-14
	Occupational accidents, in particular their frequency and severity, as well as occupational illnesses. Broken down by gender.	SN 7.3 Employees (p. 217).	MDR-M S1-14
Social relations:
	Organization of social dialogue (including procedures to inform and consult staff and negotiate with them)	3. Supporting employees, communities and customers (p.70) [3.1.2 Working conditions].	MDR-A S1-2 S1-8
	Percentage of employees covered by collective bargaining agreements by country	SN 7.3 Employees (p. 217).	MDR-M S1-8
	Balance of the collective bargaining agreements (particularly in the field of health and safety in the workplace)	3. Supporting employees, communities and customers (p.70) [3.1.2 Working conditions]. SN 7.3 Employees (p. 217).	MDR-M S1-8 S1-14
	Mechanisms and procedures that employers have for encouraging the involvement of workers in management of the company, in terms of information, consultation and participation	3. Supporting employees, communities and customers (p.70) [3.1.4 Employee feedback and experience]. 4. Business conduct (p. 93) [4.3 Ethical channels].	MDR-A S1-2 S1-8
Training:
	The policies implemented in the field of training	3. Supporting employees, communities and customers (p.70) [3.1.1 Talent and skills development]	MDR-P S1-1
	Total number of hours of training by professional categories.	SN 7.3 Employees (p. 217).	MDR-M S1-13

Annual report 2025    232

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
2. Social	Accessibility:
	Universal accessibility of people	3. Supporting employees, communities and customers (p.70) [3,1.3 Inclusive culture] [3.2.4 Community support] [3.3.1 Conduct with customers].	MDR-A S1-4 S1-12
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
		3. Supporting employees, communities and customers (p.70) [3,1.3 Inclusive culture]. [3.2.4 Community support].	MDR-P MDR-A S1-1 S1-4 S1-12

3. Human Rights	Application of due diligence procedures in the field of Human Rights	1. Sustainability at Santander (p.21) [1.4.2 Human rights due diligence].	GOV-4
	Prevention of the risks of Human Rights violations and, where appropriate, measures to mitigate, manage and repair any possible abuses committed	3. Supporting employees, communities and customers (p.70). 4. Business conduct (p. 93).	MDR-A S1-4 S3-4 S4-4
	Complaints about cases of human rights violations	4. Business conduct (p. 93) [4.3 Ethical channels].	MDR-M S1-17 S3-4 S4-4
	Promotion and compliance with the provisions of the fundamental conventions of the International Labour Organization regarding respect for freedom of association and the right to collective bargaining.	3. Supporting employees, communities and customers (p.70) [3.1.2 Working conditions]. NS 7.3 Employees (p.217) [Table 11 Collective bargaining coverage and social dialogue].	MDR-P S1-1
Elimination of discrimination in respect of employment and occupation; elimination of forced or compulsory labour; and the effective abolition of child labour.
3. Supporting employees, communities and customers (p.70) [3.1.2 Working conditions] [3.2.3 Management of environmental and social aspects].
4. Business conduct (p. 93) [4.2 Ethical conduct] [4.3 Ethical channels]
MDR-P S1-1
4. Fight against corruption	Measures taken to prevent corruption and bribery	4. Business conduct (p. 93) [Financial crime compliance (FCC)]. Risk management and compliance chapter: 6.2 Compliance risk management section (p. 588).	MDR-A G1-3
	Measures to combat money laundering	4. Business conduct (p. 93) [Financial crime compliance (FCC)]. Risk management and compliance chapter: 6.2 Compliance risk management section (p. 588).	MDR-A G1-3
	Contributions to non-profit foundations and entities	3. Supporting employees, communities and customers (p.70) [3.2.4 Community support].	MDR-A S3-4
Annual report 2025    233

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

	Non-financial information to be disclosed	Chapter/section of the annual report	Correspondence with CSRD/other regulations
5. Information on the company	Commitments of the company to sustainable development:
The impact of the company’s activity on employment and local development
Sustainability 2025 summary
3. Supporting employees, communities and customers (p.70) [3.2.1 Supporting the economic and social development of our communities] [3.2.3 Management of Environmental and social aspects] [3.2.4 Community support] [3.3.2 Financial health and inclusion].
MDR-A MDR-T MDR-M S3-4 S3-5
	The impact of the company’s activity on local towns and villages and in the country.	3. Supporting employees, communities and customers (p.70) [3.2.4 Community support] [3.3.2 Financial health and inclusion].	MDR-A MDR-T MDR-M S3-4 S3-5
	Relations maintained with the representatives of local communities and the modalities of dialogue with them.	1.Sustainability at Santander (p.21) [1.3 Stakeholder engagement].	MDR-A S3-2
	Association or sponsorship actions	Santander participates in the sectoral associations representing financial activity in the countries in which it operates, such as the AEB (Spanish Banking Association) in the case of Spain.	MDR-A S3-4
Outsourcing and suppliers:
	Inclusion of social, gender equality and environmental issues in the procurement policy	4. Business conduct (p. 93) [4.4 Our suppliers].	MDR-P G1-2
	Consideration in relations with suppliers and subcontractors of their responsibility	4. Business conduct (p. 93) [4.4 Our suppliers].	MDR-A G1-2
	Supervision and audit systems and resolution thereof	4. Business conduct (p. 93) [4.4 Our suppliers].	MDR-M G1-2
Consumers:
	Measures for the health and safety of consumers	3. Supporting employees, communities and customers (p.70). Risk, compliance and conduct management chapter: 7.2 Compliance and conduct risk management section (p. 548).	MDR-A S4-4
	Systems for complaints received and resolution thereof	3. Supporting employees, communities and customers (p.70). Risk, compliance and conduct management chapter: 7.2 Compliance and conduct risk management section (p. 548).	MDR-M S4-4
Tax information:
	The profits obtained country by country	Auditor's report and 2025 annual consolidate accounts (p. 607) (Annex VI Annual banking report) and Auditor's Report and 2024 annual consolidate accounts (Annex VI Annual banking report).	-
	Taxes on benefits paid	SN 7.7 Tax contribution (p. 225)
	Public grants received	Grupo Santander did not receive significant public subsidies in 2024 and 2025. More details see VI Annual banking report, section e)Public subsidies (p. 909).	-
6. Other relevant information	EU Taxonomy	Information related to article 8 of EU Taxonomy: 3. Supporting employees, communities and customers (p. 70) [3.2.2 Responsible investment and social finances]. SN 5. EU Taxonomy (p. 125).	EU Regulation 2020/852 and Commission Delegated Regulations 2021/2139 and 2021/2178 as amended by Delegated Regulations (EU) 2022/1214, 2023/2485, 2023/2486 and 2026/73

Annual report 2025    234

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
SN 11. Commission Delegated Regulation (EU) 2023/2772 on sustainability reporting standards content index

Table with references to sections and subsections of the Sustainability statement that respond to the information requirements of the Directive (EU) 2022/2464 of the European Parliament and the Commission Delegated Regulation (EU) 2023/2772.

Commission Delegated Regulation (EU) 2023/2772 content index
ESRS 2 - General disclosures
Basis for preparation	Section	Sub-section	Sub-sub-section	Comments
BP-1 – General basis for preparation of sustainability	About this chapter (p. 18) Sustainability notes (p. 99)	SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 99)
BP-2 – Disclosures in relation to specific circumstances	Sustainability notes (p. 99)	SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 99)

Governance	Section	Sub-section	Sub-sub-section	Comments
GOV-1 – The role of the administrative, management and supervisory bodies	1. Sustainability at Santander (p. 21) Sustainability notes (p. 99)	1.4 Sustainability governance (p. 29) SN 2. Sustainability governance (p. 110) SN 7.3 Employees (p. 217)	Table 17. Senior management composition
GOV-2 – Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	Sustainability notes (p. 99)	SN 2. Sustainability governance (p. 110)
GOV-3 - Integration of sustainability-related performance in incentive schemes	1. Sustainability at Santander (p. 21)	1.4 Sustainability governance (p. 29)	1.4.1 Integration of sustainability-related performance in incentive schemes
GOV-4 - Statement on due diligence	1. Sustainability at Santander (p. 21)	1.4 Sustainability governance (p. 29)	1.4.2 Human rights due diligence
GOV-5 - Risk management and internal controls over sustainability reporting	1. Sustainability at Santander (p. 21) Sustainability notes (p. 99)	1.4 Sustainability governance (p. 29) SN 2. Sustainability governance (p. 110)
Annual report 2025    235

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Strategy	Section	Sub-section	Sub-sub-section	Comments
SBM-1 – Strategy, business model and value chain	1. Sustainability at Santander (p. 21) Sustainability notes (p. 99)
1.1 Sustainability strategy (p. 21)

2.2 Supporting our customers in their transition goals (p. 33)

3.2 Communities' sustainable development (p. 77)

3.3. Our customers (p. 85)

SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 99)

SN 7.1 Green transition (p. 130)

SN 7.5 Financial inclusion (p. 223)
			3.2.2 Responsible investment and social finance (p. 77) 3.3.2 Financial inclusion and financial health (p. 88)	The percentage of revenues of concerning sectors over the Group’s total revenues is not material (1.05% over the Group’s total revenues).
SBM-2 – Interests and views of stakeholders	1. Sustainability at Santander (p. 21) 3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	1.3 Stakeholder engagement (p. 25) 3.1 Our employees (p. 70) SN 3. Materiality assessment - Detailed methodology (p. 114)	3.1.4 Employee feedback and experience
SBM-3 - Material impacts, risks and opportunities and their interaction with strategy and business model	1. Sustainability at Santander (p. 21) Sustainability notes (p. 99)	1.1 Sustainability strategy (p. 21) 1.2 Materiality Assessment (p. 23) SN 3. Materiality assessment - Detailed methodology (p. 114)
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

Disclosures on the materiality assessment process	Section	Sub-section	Sub-sub-section	Comments
IRO-1 - Description of the processes to identify and assess material impacts, risks and opportunities	1. Sustainability at Santander (p. 21) Sustainability notes (p. 99)	1.2 Materiality Assessment (p. 23) SN 3. Materiality assessment - Detailed methodology (p. 114)
Annual report 2025    236

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

IRO-2 - Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	Sustainability notes (p. 99)
SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 99)

SN 3. Materiality assessment - Detailed methodology (p. 114)

SN 11. Commission Delegated Regulation (EU) 2023/2772 content index

Minimum Disclosure Requirement	Section	Sub-section	Sub-sub-section	Comments
MDR-P – Policies adopted to manage material sustainability matters	2. Our climate transition plan (p. 31) 3. Supporting employees, communities and customers (p. 70) 4. Business conduct (p. 93) Sustainability notes (p. 99)	SN 1. Introduction, basis of presentation of the consolidated sustainability statement and other information (p. 99) SN 9. Alternative performance measures (p. 227)
MDR-A – Actions and resources in relation to material sustainability matters
MDR-M – Metrics in relation to material sustainability matters
MDR-T – Tracking effectiveness of policies and actions through targets

ESRS E1 - Climate change
Governance	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 GOV-3 Integration of sustainability related performance in incentive schemes	1. Sustainability at Santander (p. 21) 2. Our climate transition plan (p. 31)	1.4 Sustainability Governance (p. 29) 2.5 Further actions and enablers (p. 68)	1.4.1 Integration of sustainability-related performance in incentive schemes 2.5.2 Governance & policies

Strategy	Section	Sub-section	Sub-sub-section	Comments
E1-1 – Transition plan for climate change mitigation	2. Our climate transition plan (p. 31) Sustainability notes (p. 99)
2.1 Strategy (p. 31)

2.2 Supporting our customers in their transition goals (p. 33)

2.4 Aiming to align our activity with the Paris Agreement Goals (p. 55)

2.5 Further actions and enablers (p. 68)

SN 4. Climate transition plan- (p. 123)
2.5.2 Governance & policies
ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with S&BM	2. Our climate transition plan (p. 31)	2.3 Embedding ESG in risk management (p. 39)	2.3.1 Resilience of our strategy and business model to climate change 2.3.2 Risk management cycle

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
Annual report 2025    237

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

ESRS 2 IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities	2. Our climate transition plan (p. 31)	2.3 Embedding ESG in risk management (p. 39)	2.3.2 Risk management cycle
E1-2 – Policies related to climate change mitigation and adaptation	2. Our climate transition plan (p. 31)	2.5 Further actions and enablers (p. 68)	2.5.1 Strategy for engagement with other key stakeholders 2.5.2 Governance & policies
Further details regarding Governance and Climate Change-related policies in: section 1.4 Sustainability Governance, SN 2. Sustainability governance , SN 6. Classification system and funding framework and section 3.3 (i) Our ESCC policies

E1-3 – Actions and resources in relation to climate change policies	2. Our climate transition plan (p. 31)	2.2 Supporting our customers in their transition goals (p. 33) 2.4 Aiming to align our activity with the Paris Agreement Goals (p. 55) 2.5 Further actions and enablers (p. 68)

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
E1-4 – Targets related to climate change mitigation and adaptation	2. Our climate transition plan (p. 31) Sustainability notes (p. 99)	2.4 Aiming to align our activity with the Paris Agreement Goals (p. 55) SN 4. Climate transition plan (p. 123)
E1-5 – Energy consumption and mix	2. Our climate transition plan (p. 31) Sustainability notes (p. 99)	2.4 Aiming to align our activity with the Paris Agreement Goals (p. 55) SN 4. Climate transition plan (p. 123) SN 7.1 Supporting the green transition (p. 130)	2.4.5 Our environmental footprint Table 2. Environmental footprint 2024-2025
E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissions	2. Our climate transition plan (p. 31) Sustainability notes (p. 99)	2.4 Aiming to align our activity with the Paris Agreement Goals (p. 55) SN 4. Climate transition plan (p. 123) SN 7.1 Green transition (p. 130)	2.4.5 Our environmental footprint Table 3. Gross Scopes 1, 2, 3 and Total GHG emissions
E1-7 – GHG removals and GHG mitigation projects financed through carbon credits	2. Our climate transition plan (p. 31) Sustainability notes (p. 99)	2.4 Aiming to align our activity with the Paris Agreement Goals (p. 55) SN 7.1 Green transition (p. 130)	2.4.5 Our environmental footprint Table 4. GHG mitigation projects financed through carbon credits
E1-8 - Internal carbon pricing	Sustainability notes (p. 99)	SN 4. Climate transition plan (p. 123)
E1-9 – Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	2. Our climate transition plan (p. 31)	2.3 Embedding ESG in risk management (p. 39)	2.3.4 Potential financial effects	Phase-in (partially). Response to requirements 66.a), 66.c) and 67.c).

ESRS E2, E3, E4, E5.	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities	2. Our climate transition plan (p. 31)	2.3 Embedding ESG in risk management (p. 39)	2.3.5 Our approach to nature and biodiversity

ESRS S1 - Own Workforce
Annual report 2025    238

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Strategy	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 SBM 2 - Interests and views of stakeholders	1. Sustainability at Santander (p. 21)	1.3 Stakeholder engagement (p. 25)
ESRS 2 SBM 3 - Material impacts, risks and opportunities and their interaction with strategy and business model	3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	3.1 Our employees (p. 70) SN 3. Materiality assessment - Detailed methodology (p. 114)	3.1.1 Talent and skills development

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
S1-1 - Policies related to own workforce	3. Supporting employees, communities and customers (p. 70)	3.1 Our employees (p. 70)	3.1.1 Talent and skills development 3.1.2 Working conditions 3.1.3 Inclusive culture
S1-2 - Processes for engaging with own workforce and workers' representatives about impacts	1. Sustainability at Santander (p. 21) 3. Supporting employees, communities and customers (p. 70)	1.3 Stakeholder engagement (p. 25) 3.1 Our employees (p. 70)	3.1.2 Working conditions 3.1.4 Employee feedback and experience
S1-3 – Processes to remediate negative impacts and channels for own workers to raise concerns	3. Supporting employees, communities and customers (p. 70) 4. Business conduct (p. 93)	3.1 Our employees (p. 70) 4.3 Ethical channels (p. 96)	3.1.3 Inclusive culture 3.1.4 Employee feedback and experience 4.3.1 Canal abierto
S1-4 – Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	3. Supporting employees, communities and customers (p. 70)	3.1 Our employees (p. 70)	3.1.1 Talent and skills development 3.1.2 Working conditions 3.1.3 Inclusive culture 3.1.4 Employee feedback and experience

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
S1-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	3. Supporting employees, communities and customers (p. 70)	3.1 Our employees (p. 70)	3.1.1 Talent and skills development 3.1.2 Working conditions 3.1.3 Inclusive culture
S1-6 – Characteristics of the undertaking’s employees	3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	3.1 Our employees (p. 70) SN 7.3 Employees (p. 217)	3.1.1 Talent and skills development Table 6. Employees by region Table 7. Employees by gender Table 10. Employees by employment contract Table 12. Turnover by region
S1-8 – Collective bargaining coverage and social dialogue	3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	3.1 Our employees (p. 70) SN 7.3 Employees (p. 217)	3.1.2 Working conditions Table 11. Collective bargaining coverage and social dialogue
S1-9 – Diversity metrics	3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	3.1 Our employees (p. 70) SN 7.3 Employees (p. 217)	3.1.3 Inclusive culture Table 8. Employees by management group and gender Table 9. Employees by age bracket
S1-10 – Adequate wages	3. Supporting employees, communities and customers (p. 70)	3.1 Our employees (p. 70)	3.1.2 Working conditions
Annual report 2025    239

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

S1-11 – Social protection	3. Supporting employees, communities and customers (p. 70)	3.1 Our employees (p. 70)	3.1.2 Working conditions
S1-12– Persons with disabilities	3. Supporting employees, communities and customers (p. 70)	3.1 Our employees (p. 70)	3.1.3 Inclusive culture
S1-13 – Training and skills development metrics	3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	3.1 Our employees (p. 70) SN 7.3 Employees (p. 217)	3.1.1 Talent and skills development Table 18. Training Table 19. Hours of training by gender and management group
S1-14 – Health and safety metrics	3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	3.1 Our employees (p. 70) SN 7.3 Employees (p. 217)	3.1.2 Working conditions Table 20. Occupational health and safety	The Group relies on the phase-in established by the ESRS for specific information of non-Employees (ESRS S1, S1-14, para. 89).
S1-16 – Compensation metrics (pay gap and total compensation)	3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	3.1 Our employees (p. 70) SN 7.3 Employees (p. 217)	3.1.2 Working conditions Table 14. Remuneration ratios
S1-17 – Incidents, complaints and severe human rights impacts	3. Supporting employees, communities and customers (p. 70) 4. Business conduct (p. 70)	3.1 Our employees (p. 70) 4.3 Ethical channels (p. 96)	3.1.3 Inclusive culture

ESRS S3 - Affected communities
Strategy	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 SBM-2 – Interests and views of stakeholders	1. Sustainability at Santander (p. 21)	1.3 Stakeholder engagement (p. 25)
ESRS 2 SBM-3 - Material impacts, risks and opportunities and their interaction with strategy and business model	3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	3.2 Communities' sustainable development (p. 77) SN 3. Materiality assessment - Detailed methodology (p. 114)	3.2.1 Supporting the economic and social development of our communities

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
S3-1 – Policies related to affected communities	3. Supporting employees, communities and customers (p. 70)	3.2 Communities' sustainable development (p. 77)	3.2.2 Responsible investment and social finance 3.2.3 Management of environmental and social aspects 3.2.4 Community Support	Further details on governance and other policies related to affected communities: Section 1.4 Sustainability governance and NS 2. Sustainability governance
S3-2 – Processes for engaging with affected communities about impacts	1. Sustainability at Santander (p. 21) 3. Supporting employees, communities and customers (p. 70)	1.3 Stakeholder engagement (p. 25) 3.2 Communities' sustainable development (p. 77)	3.2.2 Responsible investment and social finance 3.2.3 Management of environmental and social aspects 3.2.4 Community Support
S3-3 – Processes to remediate negative impacts and channels for affected communities to raise concerns	3. Supporting employees, communities and customers (p. 70)	3.2 Communities' sustainable development (p. 77)	3.2.3 Environmental, social and climate change management
Annual report 2025    240

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

S3-4 – Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	3. Supporting employees, communities and customers (p. 70)	3.2 Communities' sustainable development (p. 77)	3.2.2 Responsible investment and social finance 3.2.3 Management of environmental and social aspects 3.2.4 Community Support

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
S3-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	3. Supporting employees, communities and customers (p. 70)	3.2 Communities' sustainable development (p. 77)	3.2.2 Responsible investment and social finance 3.2.3 Management of environmental and social aspects 3.2.4 Community Support

ESRS S4 - Consumers and end-users
Strategy	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 SBM-2 – Interests and views of stakeholders	1. Sustainability at Santander (p. 21)	1.3 Stakeholder engagement (p. 25)
ESRS 2 SBM-3 - Material impacts, risks and opportunities and their interaction with strategy and business model	3. Supporting employees, communities and customers (p. 70) Sustainability notes (p. 99)	3.3 Our customers (p. 85) SN 3. Materiality assessment - Detailed methodology (p. 114)

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
S4-1 – Policies related to consumers and end-users	3. Supporting employees, communities and customers (p. 70)	3.3 Our customers (p. 85)	3.3.1 Conduct with customers 3.3.2 Financial inclusion and financial health 3.3.3 Privacy, data protection and cybersecurity	Further details on governance and other policies related to our clients: Section 1.4 Sustainability governance and NS 2. Sustainability governance
S4-2 – Processes for engaging with consumers and end-users about impacts	1. Sustainability at Santander (p. 21) 3. Supporting employees, communities and customers (p. 70)	1.3 Stakeholder engagement (p. 25) 3.3 Our customers (p. 85)	3.3.1 Conduct with customers 3.3.2 Financial inclusion and financial health 3.3.3 Privacy, data protection and cybersecurity
S4-3 – Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	3. Supporting employees, communities and customers (p. 70)	3.3 Our customers (p. 85)	3.3.1 Conduct with customers	Further details on section 4.3 Ethical channels
S4-4 – Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	3. Supporting employees, communities and customers (p. 70)	3.3 Our customers (p. 85)	3.3.1 Conduct with customers 3.3.2 Financial inclusion and financial health 3.3.3 Privacy, data protection and cybersecurity

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
S4-5 – Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	3. Supporting employees, communities and customers (p. 70)	3.3 Our customers (p. 85)	3.3.1 Conduct with customers 3.3.2 Financial inclusion and financial health 3.3.3 Privacy, data protection and cybersecurity

ESRS G1 - Business Conduct
Governance	Section	Sub-section	Sub-sub-section	Comments
Annual report 2025    241

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

ESRS 2 GOV-1 – The role of the administrative, supervisory and management bodies	1. Sustainability at Santander (p. 21) Sustainability notes (p. 99)	1.4. Sustainability governance (p. 29) SN 2. Sustainability governance (p. 110)

Impact, risk and opportunity management	Section	Sub-section	Sub-sub-section	Comments
ESRS 2 IRO-1 – Description of the processes to identify and assess material impacts, risks and opportunities	1. Sustainability at Santander (p. 21) Sustainability notes (p. 99)	1.2 Materiality assessment (p. 23) SN 3. Materiality assessment - Detailed methodology (p. 114)
G1-1– Corporate culture and Business conduct policies and corporate culture	4. Business Conduct (p. 93)	4.1 Corporate culture (p. 93) 4.2 Ethical Conduct (p. 94) 4.3 Ethical channels (p. 96)
G1-2 – Management of relationships with suppliers	4. Business Conduct (p. 93)	4.4 Our suppliers (p. 98)
G1-3 – Prevention and detection of corruption and bribery	4. Business Conduct (p. 93)	4.2 Ethical conduct (p. 94)	4.2.3 Financial Crime Compliance

Metrics and targets	Section	Sub-section	Sub-sub-section	Comments
G1-4 – Confirmed incidents of corruption or bribery	4. Business Conduct (p. 93)	4.2 Ethical conduct (p. 94)	4.2.3 Financial Crime Compliance
G1-6 – Payment practices	4. Business Conduct (p. 93)	4.4 Our suppliers (p. 98)
Annual report 2025    242

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

[Page intentionally left blank] 1 of 6
Annual report 2025    243

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

[Page intentionally left blank] 2 of 6

Annual report 2025    244

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

[Page intentionally left blank] 3 of 6

Annual report 2025    245

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

[Page intentionally left blank] 4 of 6

Annual report 2025    246

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

[Page intentionally left blank] 5 of 6

Annual report 2025    247

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

[Page intentionally left blank] 6 of 6
Annual report 2025    248

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Other sustainability information
Table of equivalence between CSRD and ISSB
This table reflects the equivalence of the ESRS standards with the sustainability-related disclosure standards of the International Sustainability Standards Board (ISSB), without implying that the level of detail required by both standards is exactly the same.. In the consolidated management report and, to a greater extent, the sustainability statement (as well as in the audit report and annual accounts), the Group includes information that is equivalent to the requirements under the SASB standards that apply to the financial sector (for more details, see the note under the table).

ESRS 2 - General disclosures	ISSB
Basis for preparation
BP-1 – General basis for preparation of sustainability	IFRS S2.10(d)
BP-2 – Disclosures in relation to specific circumstances
Governance
GOV-1 – The role of the administrative, management and supervisory bodies	IFRS S1.21(b) IFRS S2.6(a) IFRS S2.6(b)
GOV-2 – Information provided to and sustainability matters addressed by the undertaking’s administrative, management and supervisory bodies	IFRS S2.6(a)
GOV-3 - Integration of sustainability-related performance in incentive schemes	IFRS S1.21(b) IFRS S2.29(g) IFRS S2.29(i) IFRS S2.6(a) IFRS S2.6(v)
GOV-4 - Statement on due diligence
GOV-5 - Risk management and internal controls over sustainability reporting
Strategy
SBM-1 – Strategy, business model and value chain
SBM-2 – Interests and views of stakeholders
SBM-3 - Material impacts, risks and opportunities and their interaction with strategy and business model	IFRS S2.10(a) IFRS S2.10(c) IFRS S2.13(a) IFRS S2.13(b) IFRS S2.14(a) IFRS S2.15(a) IFRS S2.15(b) IFRS S2.16(a) IFRS S2.16(b) IFRS S2.16(c) IFRS S2.16(d)
Disclosures on the materiality assessment process
IRO-1 - Description of the processes to identify and assess material impacts, risks and opportunities	IFRS S2.25(a) IFRS S2.25(b) IFRS S2.25(c)
IRO-2 - Disclosure requirements in ESRS covered by the undertaking’s sustainability statement
ESRS E1 - Climate change
Governance
ESRS 2 GOV-3 Integration of sustainability related performance in incentive schemes	IFRS S1.21(b) IFRS S2.29(g) IFRS S2.6(a) IFRS S2.6(v)
Strategy
E1-1 – Transition plan for climate change mitigation	IFRS S2.14(a) IFRS S2.14(c) IFRS S2.29(e)
ESRS 2 SBM-3 – Material impacts, risks and opportunities and their interaction with S&BM
Annual report 2025    249

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Impact, risk and opportunity management
ESRS 2 IRO-1 – Description of the processes to identify and assess material climate-related impacts, risks and opportunities	IFRS S1.23 IFRS S1.B42(c) IFRS S2.10(d) IFRS S2.22(b) IFRS S2.25(a) IFRS S2.25(b)
E1-2 – Policies related to climate change mitigation and adaptation

E1-3 – Actions and resources in relation to climate change policies	IFRS S2.14(a) IFRS S2.14(b)

Metrics and targets
E1-4 – Targets related to climate change mitigation and adaptation	IFRS S2.33 IFRS S2.33(b) IFRS S2.33(d) IFRS S2.33(e) IFRS S2.33(g) IFRS S2.33(h) IFRS S2.34(a) IFRS S2.36(a) IFRS S2.36(b) IFRS S2.36(d)
E1-5 – Energy consumption and mix
E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissions	IFRS S2.29(a) IFRS S2.B19 IFRS S2.B30 IFRS S2.B31 IFRS S2.B32 IFRS S2.B34 IFRS S2.B38–B57 IFRS S2.B56(a) IFRS S2.B56(b)
E1-7 – GHG removals and GHG mitigation projects financed through carbon credits	IFRS S2.36(e)
E1-8 – Internal carbon pricing	IFRS S2.29(f)
E1-9 – Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	IFRS S1.21(b) IFRS S2.17 IFRS S2.22(a) IFRS S2.25(b) IFRS S2.29(b) IFRS S2.29(c) IFRS S2.29(d) IFRS S2.31 IFRS S2.B65(e)
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
Annual report 2025    250

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Corporate governance
Annual report 2025    251

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Annual report 2025    252

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1. 2025 overview
Statement from Glenn Hutchins, Lead Independent Director

Glenn H. Hutchins, Vice Chair and Lead Independent Director

"To our shareholders,
In 2025, the board remained focused on what matters most: creating shareholder value, allocating capital with discipline, and accelerating the technological transformation of the Group.
Capital allocation
Our capital allocation strategy is clear: direct resources toward markets where Santander’s connectivity and scale generate the highest returns. This year we took decisive action, completing the sale of Santander Bank Polska and acquiring both TSB in the UK and, in 2026, Webster in the US. These moves strengthen our presence in core markets and position the Group to deliver on the financial targets we laid out at Investor Day.
Transformation and technology
The board continued to oversee One Transformation, our initiative to build common technology platforms across the Group. We approved a new data and AI corporate framework, designed to improve agility, drive efficiency, and deliver measurable business impact at scale — all while ensuring responsible AI practices. From boardroom operations to enterprise-wide execution, technology is reshaping how Santander competes.

Governance and engagement
Effective governance underpins everything we do. We strengthened board composition to align with our strategic direction, including the nomination of Deborah Vieitas, Chair of Santander Brasil, who brings deep knowledge of one of our most important markets. As Homaira Akbari steps down from the board, I would like to recognize her service and contribution.
We also completed an internal board effectiveness review, which confirmed the strength of our Executive Chair model and its checks and balances while identifying areas for continued improvement.
I remain committed to direct engagement with shareholders. In 2025, I conducted productive discussions with investors ahead of our AGM, which will again be held in a fully virtual format — consistent with our ambition to be a technology-first company and to maximize shareholder participation.
Looking ahead
The board will continue to hold management accountable for disciplined capital allocation, accelerated transformation, and transparent communication with stakeholders. We are confident in the strategy and in the team executing it".

Annual report 2025    253

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1.1 Our board of directors
Appointments
In 2025, the board maintained a composition with the skills, experience and diversity required to oversee and drive the Group's strategy, and with an appropriate balance between executive and non-executive directors. Two-thirds of our board members are independent and 40% are women, in line with best corporate governance practices and the Rules and regulations of the board.
At its meeting held on 24 February 2026, the board resolved to submit to the 2026 AGM, subject to the relevant regulatory authorization, the appointment of Deborah Vieitas as an independent director, to fill the vacancy of Homaira Akbari, who has informed of her decision not to stand for re-election and to step down as a director following the 2026 AGM. For more details, see sections 3.5 'Our next AGM in 2026'.
Deborah Vieitas has an extensive professional track record in banking and financial markets, having held senior executive positions at international and Brazilian institutions. She brings solid experience in corporate banking management and structuring, trade finance, debt markets and structured finance, as well as in the negotiation of complex transactions. Her appointment further strengthens the board’s collective skills, international experience and geographical diversity, as reflected in the board skills and diversity matrix. She also contributes extensive experience in strategy, accounting, auditing and financial expertise, risk management and governance. This appointment is the result of a director succession planning process aligned with the Group’s global scale and risk profile, and with the board composition criteria set out in our Policy for the selection, suitability assessment and succession of directors. It is also consistent with the conclusions and action plan arising from the board’s periodic effectiveness review, which identified the value of incorporating a profile with these characteristics.
No other changes have occurred to the board of directors.
Changes to the committees
In 2025, the board made these changes to the composition of its committees to ensure that they remained well equipped to discharge their responsibilities:
•Remuneration committee: Antonio Weiss was appointed to the committee on 1 January 2025.
•Risk supervision, regulation and compliance committee: José Antonio Álvarez became a member on 1 January 2025.
Effectiveness
Corporate governance is a priority for Santander. We remain confident of the effectiveness of our governance model, which continues to receive strong shareholder support, as evidenced by their high participation in general meetings and strong approval rates for corporate management and the appointment and re-election of directors. We are also aware that governance arrangements need to adapt to evolving business and strategy needs and, therefore, we continue to look for opportunities to improve.
We have a strong boardroom culture, and the annual board effectiveness review represents a structured reflection point that enables us to verify the quality and effectiveness of its functioning. It also ensures that the board is able to support and oversee management appropriately through constructive challenge.
In 2025, the board conducted its annual effectiveness review internally, with a consensus view that the board and its committees continue to operate effectively. The nomination committee and the board considered areas identified for further improvement, and the resulting action plan was approved in December 2025 (for more details, see 'Board effectiveness review in 2025' in section 4.3). In addition, throughout 2025, the nomination committee monitored the execution of the action plan derived from the 2024 board effectiveness review that, in line with our established cycle, was conducted internally.
We are confident that the actions derived from recent reviews will continue to assure the ongoing effectiveness of the board and its committees.
Remuneration policy
The remuneration policy for 2025, 2026 and 2027 obtained strong support from shareholders at our 2025 AGM (96.35% of votes in favour). This policy introduced a number of changes that the board proposed following careful consideration of the opinions of our top shareholders and major proxy advisors. We obtained their feedback during the engagement meetings led by Glenn Hutchins, our Lead Independent Director and remuneration committee chair, to ensure that our remuneration policy continued to align with their expectations.
In 2026, 2027 and 2028, the compensation principles and composition will remain the same as in 2025. The remuneration policy submitted to shareholder approval at the 2026 AGM centres on further aligning the remuneration framework with the strategic priorities that we presented at the Investor Day held on 25 February 2026. According to the board, this approach translates into a stable, transparent remuneration framework that aligns well with the new strategy, reinforces pay-for-performance principles, supports long-term performance, and continues to match shareholders’ expectations.
In 2026, it is proposed to increase 5% the annual salary and target bonus of the executive directors, in view of the excellent business results and total shareholder return in 2025 (132%), and in order to ensure a competitive remuneration compared to other peer groups. This increase is lower than the one of the average remuneration of the Group’s staff in Spain from 2024 to 2025 on a like for like basis (+6%).
As for their variable remuneration in 2026:
•As investor feedback suggests, Banco Santander has made strides in simplifying the quantitative and qualitative components of the bonus scorecard to increase clarity and understanding.
•The portion of variable remuneration subject to long-term metrics will remain at 40% and metrics related to total shareholder return (TSR), return on tangible equity (RoTE), and sustainability, will be maintained.
•40% will be paid in cash and 60% in instruments, as in 2025.
Annual report 2025    254

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
As for directors' remuneration in their capacity as such, for 2026 the board, on the remuneration committee's proposal, approved a 5% increase (in respect of 2025) to all the amounts, in view of the most recent market benchmarking analysis we conducted alongside an independent expert. This study concluded that the remuneration received by our directors is competitive, while also identifying room for improvement in line with the peer groups. This remuneration remains within the maximum amount approved by shareholders.

For more details, see section 6. 'Remuneration'.
1.2 Engagement with shareholders
Ongoing engagement
In 2025 we continued to combine traditional and virtual channels in our engagement with our more than 3.5 million shareholders. This enabled us to meet their needs and encourage their involvement in our corporate governance. For more details, see 'Shareholder engagement in 2025' in section 3.1.
In line with market trends in the format of general shareholder meetings and as part of our commitment to digitalization, we held our 2025 AGM exclusively by remote means. This format ensures equal treatment for all shareholders and offers them the same opportunities to participate, regardless of their location. The high level of participation reflects shareholders’ satisfaction with this option, which the board of directors considered (among other reasons) in its decision to convene the 2026 AGM once again in a fully virtual format (see 'Virtual AGM' in Section 3.5).

Shareholder remuneration
The 2025 shareholder remuneration policy set a target to allocate approximately 50% of the Group's net reported profit (excluding non-cash, non-capital ratios impact items), split almost evenly between cash dividends and share buybacks.
Additionally, in 2025 Banco Santander announced the objective to allocate at least EUR 10 billion to share buybacks in relation to the 2025 and 2026 results, as well as expected capital excess. As part of this target, on 29 July 2025 the board resolved to execute a share buyback programme for a maximum amount of EUR 1,700 million (First 2025 Buyback Programme), executed from 31 July to 22 December 2025. Further, on 3 February 2026 the board approved to implement a share buyback programme of up to EUR 5.030 billion (Second 2025 Buyback Programme). Under the shareholder remuneration policy in relation to the 2025 results, 1,830 million euros correspond to c. 25% of the Group’s net reported profit for the second half of 2025. The remaining amount corresponds to an extraordinary buyback of 3,200 million euros, equivalent to approximately 50% of the CET1 capital generated in January 2026 following completion of the sale of 49% of Santander Bank Polska to Erste Group.
Once the Second 2025 Buyback Programme has been executed and the complementary cash dividend that is being proposed to the 2026 AGM has been paid, the total shareholder remuneration in relation to the 2025 results will be EUR 7,050 million (approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split almost evenly between cash dividends and share buybacks.

For more details, see section 3.3 'Dividends and shareholder remuneration'.
Annual report 2025    255

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1.3 Achievement of our 2025 priorities
The 2024 annual report disclosed the board priorities for 2025. The following chart describes how we delivered on each priority.

2025 priorities	How we delivered
Transformation
To oversee the implementation of our operating model, ensuring that we operate as a truly global-local organization with five global businesses, simplifying processes, reducing costs and improving customer experience by further optimizing our product portfolio.

The board continued to monitor the Group’s transformation journey, aimed at leveraging the value and potential of the Group’s scale and network effects as a truly global-local organization. Against this backdrop, the board placed particular focus on these areas:
•One Transformation: The board continued to oversee the Group’s strategy to simplify the product portfolio and automate processes to serve customers better, facilitate interactions with them, and progress towards our ambition of becoming our customers’ primary bank while increasing transactionality.
•Common technology platforms: The board also monitored the development of joint innovative common platforms at Group level that, powered by our global scale, enable process simplification and an enhanced customer experience, while contributing to lower operating costs.
•Data & Artificial Intelligence (AI): The board appointed a Group Chief Data & AI Officer (CDAIO), reporting to the Executive Chair, with the mandate to evolve the Group’s data strategy, define the ambition and operating model to embed AI across the organization, and foster a strong data culture and AI expertise. The board approved the associated corporate framework and monitored the execution of the data & AI strategy to harness their full potential as strategic assets within the defined risk appetite. This monitorisation focused on streamlining and optimizing data management and treatment to enhance agility and cost efficiency, ensuring responsible AI practices aligned with applicable regulations and ethical standards, and scaling Group-wide initiatives that generate measurable business impact. These included investment copilots to provide real-time strategic insights, pilots aimed at enhancing customer experience, and AI agents for the automation of back-office processes across our footprint.

People
To remain focused on attracting and retaining the best talent to fulfil our strategy now and in the future, maintaining our proactive approach to senior management succession planning, based on the Group's strategic needs.

The board believes that ensuring the right talent and capabilities, as well as attracting and retaining top professionals through a best-in-class employee value proposition, is key to enabling our transformation. Consequently, proactive senior management succession planning continued to be a top priority on the board’s agenda in 2025.
Throughout the year, the board emphasized the importance of cultural alignment, collaboration and strong performance as core criteria for all senior appointments, ensuring that they continue to align the Group’s strategic priorities. As part of that, the board monitored the evolution of the leadership teams across global businesses, main subsidiaries and global corporate functions, balancing the importance of developing a strong internal succession pipeline with the need to attract targeted external talent required to deliver our strategic targets.
The board enhanced its visibility on the depth of talent within the Group dedicating more time engaging top talent outside of the boardroom, meeting top talent based in the US as part of its visit to this country in 2025. As on previous occasions, the event was both successful and productive, with directors and the top talent participants providing positive feedback.

Culture
To monitor the embeddedness of agile methodologies and more flexible organizational structures across the Group to promote a more collaborative and multidisciplinary way of working that results in a greater customer focus.

In 2025, the Group adopted an agile approach in the way we work as a key step towards becoming a global open financial services platform. We designed this approach to make the organization more collaborative, efficient and customer-focused, through multidisciplinary teams across the Group, all within the existing governance framework and associated reporting lines. As part of that, the board approved specific amendments to the Group Subsidiary Governance Model in 2025 to effectively implement these organizational changes and it has monitored their proper execution.

Annual report 2025    256

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

2025 priorities	How we delivered
Long-term shareholder value
To promote the generation of long-term and sustainable shareholder value creation through consistent returns growth while maintaining our robust capital management discipline to ensure strong shareholder remuneration and the resources required to deliver our strategy.

Our share price performed positively in 2025, partially driven by the fact that we continued to deliver against the public targets we announced at the 2023 Investor Day, as follows:
•Revenue and customer growth: revenue increased 3.9% in constant euros (0.3% in current euros) up to EUR 62,390 million and customer numbers climbed eight million to 180 million.
•Strength: CET1 above 12%, closing the year at 13.5% (vs. 12.83% in 2024), where we have maintained a disciplined capital allocation methodology and prudent risk management, as reflected by the non-performing loan ratio, which improved to 2.91%, remaining at historically low levels, and with a solid cost of risk at 1.15%.
•Profitability: Return on tangible equity (RoTE) post-AT1 increased to 16.3%.
•Cost discipline: Operating expenses fell by 1%, in line with our public target. As a result, the efficiency ratio improved to 41.2%.
•Shareholder remuneration: The remuneration paid to shareholders in 2025 was 10% higher than in 2024. We paid out approximately EUR 3,300 million in a cash dividend (EUR 22.50 cents per share with the right to receive a dividend, of which we paid out EUR 11.00 cents per share in May 2025 and EUR 11.50 cents per share in November 2025), which is a 15% increase on the cash dividend paid out in 2024. Moreover, we also paid out approximately EUR 3,300 million through share buyback programmes.
•Total value creation: The Group continued to increase created value for shareholders, achieving an earnings per share (EPS) of EUR 0.91 (+17%) and tangible net asset value (TNAV) per share of EUR 5.76 at year-end 2025. Including cash dividends paid during the year, total value creation (TNAV plus cash dividend per share) rose by 14%.
The board also assessed specific inorganic opportunities based on their fit within the Group strategic position and priorities. In 2025, we took a major step in strategic inorganic capital reallocation in line with our shareholder value creation commitment, growing the Group's scale in geographies with highly connected markets as follows:
•Poland: The board approved and oversaw the execution of the sale of 49% of Santander Bank Polska to Erste Group, and the agreed strategic cooperation across Corporate & Investment Banking (CIB) and payments. Completion of these transactions resulted in a net capital gain of approximately EUR 1,900 million for the Group.
•United Kingdom: The board agreed to acquire 100% of TSB Banking Group plc (TSB) from Banco de Sabadell, S.A. to strengthen Santander’s position in the UK.
•United States: The board also agreed to acquire Webster Financial Corporation (Webster) to strengthen Santander US in both scale and profitability. Both transactions, TSB and Webster, which remain subject to the corresponding approvals, are consistent with our strategy to carry out bolt-on acquisitions to accelerate organic growth in the Group’s core markets while adhering to our strict capital hierarchy.

Annual report 2025    257

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

2025 priorities	How we delivered
Sustainability goals
To oversee the fulfilment of our sustainability goals by striking a balance between financing our customers in their transition to a low-carbon economy and varying political and regulatory approaches. In addition, we will continue to take care of the sustainability agenda, in line with our purpose to help people and businesses prosper.

The board continued to monitor the progress made on our sustainability goals. In particular:
•We raised or facilitated EUR 34.56 billion in green finance in 2025.
•We supported 6.3 million people with financial inclusion initiatives since 2023, reaching our 2025 goal of 5 million half a year in advance. In 2025, our microfinance programmes in Latin America supported 1.8 million entrepreneurs with EUR 1,258.36 million in loans through programs like Prospera, Tuiio and Surgir.
•We invested EUR 163.78 million to support the communities in which we operate. In particular, EUR 102.9 million was allocated to support education, employability and entrepreneurship through Santander Universidades. Likewise, in 2025, we continued to help our people and customers in special situations, such as the ones that took place in Valencia and Castilla-La Mancha (Spain) and Bahia Blanca (Argentina), among others.
•We progressed towards equality, achieving a greater representation of women in senior positions, reaching 38.5% in 2025.
•We closed 2025 with 4,854 persons with disabilities employed within the Group (2.5% of our global workforce), in line with our commitment to boost their inclusion by increasing the number of hires and promotions and fostering accessibility.
For more details, see the 'Sustainability statement' chapter.

Governance effectiveness
To enhance the overall effectiveness and composition of the board and its committees, with an appropriate composition and ensuring that their role is discharged in the most tangible and effective manner.

In 2025, we continued to work on an appropriately refreshed board of directors, ensuring diversity in its broadest sense (gender, geographical provenance, academic background, skills and experience). As part of that, we will shortly welcome Deborah Vieitas, whose appointment has been submitted to the 2026 AGM (subject to regulatory approval), further reinforcing the board's composition to ensure that we are well placed to address the challenges that our business faces and taking into account feedback from previous board effectiveness reviews.
In 2025, the nomination committee monitored execution of the action plan derived from the 2024 internal board effectiveness review, which was successfully completed in June 2025. In addition, the board conducted its annual effectiveness review in 2025 internally. The findings of the review concluded that the board and its committees continue to operate effectively and that the board's contribution is highly valuable for management. For more details, see 'Board effectiveness review in 2025' in section 4.3.

Annual report 2025    258

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
1.4 Priorities for 2026
The board set these priorities for 2026:
→Long-term shareholder value and disciplined capital allocation
Monitor the execution and achievement of the public targets announced at the 2026 Investor Day by promoting the generation of long-term and sustainable shareholder value creation through consistent returns growth and robust capital management discipline, acting responsibly at all times.
→Global-local operating model and transformation
Oversee progress with the implementation of our global-local operating model and transformation strategy, with a key focus on delivering structural efficiency and enhancing customer experience through innovative common platforms and an embedded use of AI across the organization.
→Risk oversight
Continue to identify and mitigate risks within the approved appetite and in line with our risk culture (Risk Pro), with the support of the risk supervision, regulation and compliance committee. Continue to promote our most optimal preparedness for an evolving geopolitical environment and macroeconomic uncertainty, and ensure the effective management of risks arising from strategic initiatives and new technologies, while maintaining strong operational resilience as the Group advances its digital transformation and AI–related strategy.
→People & Culture
Maintain our proactive approach to talent management and remuneration schemes, ensuring that both continue to evolve to fully reflect the Group´s strategic priorities and future leadership needs.
→Governance effectiveness
Keep our corporate governance arrangements under constant review to make sure they continue to consider the expectations of supervisors, shareholders, and other stakeholders, with the support of the nomination committee. Continue to enhance the overall effectiveness of the board and its committees with an appropriate composition so that they discharge their role in the most tangible and effective manner.

Aligned with high corporate governance standards

Banco Santander has the highest score in the Spanish Association for Standardisation and Certification's (AENOR) Good Corporate Governance Index (GCGI V2.0), which verifies aspects such as composition and functioning of the board and its committees, shareholders' general meeting, remuneration policy, compliance and transparency.

Annual report 2025    259

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
As at 31 December 2025, Banco Santander's share capital amounted to EUR 7,344,659,751, divided into 14,689,319,502 shares.
In 2025, we amended our share capital twice, to reduce it:
•First, for the amount of EUR 133,583,475 (c. 1.76% of share capital), under the terms agreed at the 2025 AGM, through the cancellation of the shares repurchased under the second buyback programme that formed part of the shareholder remuneration policy for 2024, which was registered with the Companies Register on 6 June 2025.
•Second, by EUR 98,002,935 (c. 1.32% of share capital), under the terms agreed at the 2025 AGM, through the cancellation of the shares repurchased under the First 2025 Buyback Programme. We registered this reduction with the Companies Register on 30 December 2025.
Since November 2021, when we completed the first buyback programme of those executed within the framework of the shareholder remuneration policy, Banco Santander has reduced its share capital by c. 15.3% of the outstanding shares as of that date.
At the 2026 AGM, the board of directors submitted a share capital reduction proposal to cancel the shares that will be acquired through the Second 2025 Buyback Programme; as well as, if appropriate, a further proposal to cancel the shares that are acquired in any new buyback programme that the board may implement or by other legally permitted means.

For more details, see sections 2.5 'Treasury shares' and 3.5 'Our next AGM in 2026'.
We have a diversified and balanced shareholder structure, with 3,518,729 shareholders as at 31 December 2025, broken down by type, geographical origin and number of shares as follows:

Type of investor
% of share capital
BoardA	1.33%
Institutional	64.52%
Retail	34.15%
Total	100%
A. Shares owned or represented by directors. For more details, see 'Tenure and equity ownership' in section 4.2 and subsection A.3 in section 9.2 'Statistical information on corporate governance required by CNMV'.

Share capital distribution by geography

Number of shares
% of share capital
1-3,000	8.60%
3,001-30,000	14.18%
30,001-400,000	9.40%
Over 400,000	67.82%
Total	100%
2.2 Authority to increase capital
Under Spanish law, shareholders at the general meeting have the authority to increase the share capital and may delegate power to the board of directors to increase the share capital by no more than 50%. Our Bylaws are consistent with Spanish law and do not set out special conditions for share capital increases.
As at 31 December 2025, our board of directors had received authorization from shareholders to approve or carry out these capital increases:
•Authorized capital to 2027: Shareholders at the 2024 AGM granted authorization to the board to increase the share capital on one or more occasions by up to EUR 3,956,394,643 (50% of the capital at the time of that AGM). The board can issue shares for cash consideration with or without pre-emptive rights for shareholders. The board was granted this authorization for three years (until 22 March 2027).
Annual report 2025    260

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Shares without pre-emptive rights can be issued up to EUR 791,278,928.50 (10% of the capital at the time of the 2024 AGM). However, under Spain's Corporate Enterprises Act, this limit does not apply to capital increases to convert CCPS (which shall be converted into newly-issued shares if the CET1 ratio falls below a predetermined threshold). This authorization was used for the CCPS issue carried out in 2025.
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
The chart below shows the outstanding CCPS at the time of this report, with details about the capital increase resolutions that back them. Those capital increases are, therefore, contingent and have been delegated to the board of directors. The board is authorized to issue additional CCPS and other convertible securities and instruments in accordance with a resolution passed at the 2023 AGM that allows convertible instruments and securities to be issued for up to EUR 10 billion or an equivalent amount in another currency (under this authorization, two CCPS issues were executed in 2024 and one in 2025). Any capital increase resulting from the conversion of shares and other convertible instruments will occur according to the capital increase authorization made at the time those instruments were issued.

Issues of contingent convertible preferred securities (CCPS)
Date of issuance	Nominal amount	Discretionary remuneration per annum	Conversion predetermined threshold	Maximum number of shares in case of conversionA
06/05/2021	USD 1,000 million	4.75% for the first 6 years	If, at any time, the CET1 ratio of Banco Santander or the Group is lower than 5.125%	391,389,432
06/05/2021	EUR 750 million	4.125% for the first 7 years		352,278,064
21/09/2021	EUR 1,000 million	3.625% for the first 8 years		498,007,968
16/11/2023	USD 1,150 million	9.625% for the first 5 years and 6 months		447,470,817
16/11/2023	USD 1,350 million	9.625% for the first 10 years		525,291,828
20/05/2024	EUR 1,500 million	7% for the first 6 years		501,672,240
01/08/2024	USD 1,500 million	8% for the first 10 years		461,964,890
02/07/2025	EUR 1,500 million	6% for the first 6 years		331,418,471
A. The figure corresponds to the maximum number of shares that could be required to cover the conversion of these CCPS, calculated as the quotient (rounded off by default) of the nominal amount of the CCPS issue divided by the minimum conversion price determined for each CCPS (subject to any antidilution adjustments and the resulting conversion ratio).

The board submitted the renewal of the authorisations to increase the share capital and to issue convertible securities to vote at the 2026 AGM.

For more details, see section 3.5 'Our next AGM in 2026'.

2.3 Significant shareholders
As at 31 December 2025, no Banco Santander shareholder individually held over 3% of the voting rights (the minimum threshold provided under Spanish law to issue a mandatory notification of a significant holding in a listed company).
Though the following shareholding held by an asset manager was registered with Spain's stock market authority (CNMV) as at 31 December 2025, the shares and financial instruments to whose voting rights the notification refers are being held on behalf of third parties (funds or other investment entities or the portfolios they manage) and none of them exceeds 3% of the voting rights that Banco Santander shares afford.

Significant shareholding as at 31 December 2025
Date of entry in CNMV register	Shareholder name	% voting rightsA
04/07/2025	BlackRock Inc.	6.861
A. Includes voting rights attached to shares and financial instruments.
The changes notified to the CNMV in 2025 with regard to significant shareholdings are detailed below:

Changes to significant shareholdings in 2025
Date of entry in CNMV register	Shareholder name	Previous %A	Subsequent %A
04/07/2025	BlackRock Inc.	6.875	6.861
A. Includes voting rights attached to shares and financial instruments.
Though certain custodians appeared in our shareholder registry as holding more than 3% of our share capital as at 31 December 2025, we understand that those shares were held on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (13.90%), Chase Nominees Limited (7.50%), The Bank of New York Mellon Corporation (7.18%), Citibank (6.40%), BNP Paribas (3.74%), Caceis Bank (3.57%) and The Northern Trust (3.06%).
There may be some overlap in the holdings declared by these custodians and the abovementioned asset manager.
Last, as at 31 December 2025, neither our shareholder register nor the CNMV's register showed any investor who resides in a non-cooperative jurisdiction and holds at least 1% of our voting rights
Annual report 2025    261

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
(which is the mandatory disclosure threshold applicable to such investors under Spanish law).
Our Bylaws and the Rules and regulations of the board of directors set out a regime to analyse and approve transactions with shareholders who hold over 10% of the voting rights. For more details, see section 4.12 'Related-party transactions and other conflicts of interest'.
2.4 Shareholders’ agreements
In February 2006, several persons linked to the Botín-Sanz de Sautuola y O’Shea family entered into a shareholders’ agreement to set up a syndicate for their shares in Banco Santander. The CNMV was informed of the signing of this agreement and the subsequent amendments the parties made. This information can be found on the CNMV website.
The main provisions of the agreement are:
•Transfer restrictions: Any transfer of Banco Santander shares expressly included in the agreement requires prior authorization from the syndicate meeting (which can freely authorize or reject it), except when the transferee is also a party to the agreement or Fundación Botín. These restrictions apply to the shares they expressly cover under the agreement and to shares subscribed for, or acquired by, syndicate members in exercising any subscription, bonus share, grouping or division, replacement, exchange or conversion rights that pertain or are attributed to, or derive from, those syndicated shares.
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
Though the agreement initially terminates on 1 January 2056, it will extend automatically for additional ten-year periods unless one of the parties notifies of its intention not to extend six months before the initial term or any extension period ends. The agreement may only be terminated early if all the syndicated shareholders agree unanimously.
As at 31 December 2025, the parties to this agreement held 110,326,647 shares in Banco Santander (0.75% of its capital at such time), which were therefore subject to the voting syndicate. They include 80,355,819 shares (0.55% of its capital by close of 2025) that are also subject to the referred transfer restrictions.
Subsection A.7 of section 9.2 'Statistical information on corporate governance required by CNMV' contains a list of parties to the shareholders' agreement and the relevant information filed with CNMV.
2.5 Treasury shares
Shareholder approval
The acquisition of treasury shares was last authorized at our 2023 AGM, for five years and subject to these provisions:
•The treasury shares held cannot exceed 10% of Banco Santander's share capital at any time, which is the legal limit set under Spain's Corporate Enterprises Act.
•The acquisition price may not be lower than the par value of the shares, nor exceed by more than 3% the highest of: the price of the last independent transaction or the highest independent offer at that time at the trading venue where the purchase is made.
•The purpose of acquiring treasury shares will be discretionary treasury share management, the execution of share buyback programmes, the delivery of these shares under the framework of the employee and director remuneration policy, or any other purpose that the board deems pertinent at any given time.
Treasury shares policy
On 26 February 2024, the board updated the current treasury shares policy, which dictates that Banco Santander may carry out treasury share transactions for these purposes:
•Provide liquidity or the supply of securities in the market for Banco Santander shares, which gives this market depth and minimizes any potential temporary imbalances in supply and demand.
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
•The operational criteria for carrying out treasury share trades, unless in exceptional circumstances as per the policy or carried out through mechanisms, such as buyback programmes, with regulation of their own. These criteria include rules on:
•Responsibility for execution of these trades, which falls on the Investments and Holdings department, which is kept separate from the rest of Banco Santander.
•Venues: Trades must generally be carried out in regulated markets and in the multilateral trading facilities stipulated in the policy.
•Volume limits: Trades must generally not exceed 15% of the average daily trading volume for Banco Santander shares in the previous 30 sessions on the relevant trading venue.
Annual report 2025    262

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•Price limits: In general, (a) buy orders should not exceed by more than 3% the highest of (i) the price of the last independent transaction prior to the relevant acquisition, or (ii) the highest independent bid at that time on the trading venue where the purchase is made; and (b) sell orders should not be lower than the lowest of the price of the last trade in the market by independent parties and the lowest sell order price in the order book.
•Time limits, including a black-out period that applies (a) during the 15 calendar days prior to the publication of quarterly financial information, and (b) if Banco Santander has decided to delay the disclosure of inside information according to market abuse regulations, until such information is disclosed. In the case of buyback programmes, the specific regulations establish a black-out period of 30 calendar days prior to the publication of annual and semi-annual results, which, however, will not apply when the buyback programme is managed by a third party or when the issuer has a temporary buyback programme in place.
•Disclosure to the markets of treasury shares trading.
The policy applies to the discretionary trading of treasury shares irrespective of whether they are carried out in regulated markets, in multilateral trading facilities, outside the orders market, either through blocks or through special transactions, or under buyback programmes. Furthermore, buyback programmes shall comply with all the applicable specific regulations, such as those on market abuse and their relevant implementing rules. The policy does not apply to transactions on Banco Santander's shares carried out to hedge market risks or provide brokerage or hedging for customers.
The full treasury shares policy is available on Banco Santander's corporate website.
Execution of the buyback programmes in relation to 2024 results
We executed two buyback programmes under the 2024 shareholder remuneration policy:
•In the first buyback programme, executed from 27 August to 3 December 2024, we acquired 341,781,250 treasury shares (approximately 2.21% of share capital). Under the authorization of the 2024 AGM, on 17 December 2024 the board resolved to reduce Banco Santander’s share capital through the cancellation of the repurchased shares.
•In the second buyback programme, executed from 6 February to 2 June 2025, we acquired 267,166,950 treasury shares (approximately 1.76% of share capital). Under the terms agreed at the 2025 AGM, on 2 June 2025 the executive committee, by delegation of the board, resolved to reduce Banco Santander’s share capital through the cancellation of the repurchased shares. For more details, see section 2.1 'Share capital'.
First 2025 Buyback Programme
Under the authorization of the 2023 AGM, and according to the 2025 shareholder remuneration policy, on 29 July 2025 the board resolved to execute the First 2025 Buyback Programme, for a maximum amount of EUR 1,700 million, equivalent to approximately 25% of the Group's net reported profit (excluding non-cash, non-capital ratios impact items) for the first half of 2025 and for which we had already obtained the required regulatory authorization of the European Central Bank (ECB).
In the First 2025 Buyback Programme (executed from 31 July to 22 December 2025), we acquired 196,005,870 treasury shares (accounting for approximately 1.32% of Banco Santander’s share capital), at a weighted average price per share of EUR 8.67.
On 23 December 2025, the executive committee, by delegation of the board, resolved to reduce the share capital in the amount of EUR 98,002,935 by cancelling the 196,005,870 repurchased shares.

For more details on these share capital reductions, see section 2.1 'Share capital'
Second 2025 Buyback Programme
Under the same AGM approval, on 3 February 2026 the board resolved to execute the Second 2025 Buyback Programme, for a maximum amount of EUR 5,030 million. The appropriate regulatory authorization had already been obtained and the execution of the programme began on 4 February 2026. Under the shareholder remuneration policy in relation to the 2025 results, 1,830 million euros correspond to c. 25% of the Group’s underlying profit for the second half of 2025. The remaining amount corresponds to an extraordinary buyback of 3,200 million euros, equivalent to approximately 50% of the CET1 capital generated in January 2026 following completion of the sale of 49% of Santander Bank Polska to Erste Group.
The board submitted the resolution on the share capital reduction through the cancellation of the shares repurchased under the Second 2025 Buyback Programme to vote at the 2026 AGM. For more details, see section 3.5 'Our next AGM in 2026'.
Activity in 2025
As at 31 December 2025, Banco Santander and its subsidiaries held 11,077,291 shares, accounting for c. 0.08% of Banco Santander's share capital (compared to 15,529,459 shares, accounting for 0.10% of the share capital as at 31 December 2024).
The chart below summarizes the monthly average proportion of treasury shares to share capital throughout 2024 and 2025.
Annual report 2025    263

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Monthly average of daily positions in treasury shares
% of Banco Santander’s share capital at month end
	2025	2024
January	0.14%	1.83%
February	0.29%	0.13%
March	0.52%	0.54%
April	1.14%	0.98%
May	1.65%	1.49%
June	0.18%	1.54%
July	0.01%	0.02%
August	0.20%	0.06%
September	0.37%	0.45%
October	0.61%	0.94%
November	0.96%	1.60%
December	1.01%	1.36%
In 2025, Banco Santander and its subsidiaries' treasury share trades amounted to the following values:

Acquisitions and transfers of treasury shares in 2025
	Acquisitions				Transfers
EUR (except number of shares)	Number of shares	Total par value	Total cash amount	Average purchase price	Number of shares	Total par value	Total cash amount	Average purchase price	Profit (loss) net of taxes
Discretionary trading	32,601,302	16,300,651	216,021,000	6.63	37,053,470	18,526,735	188,585,000	6.39	33,618,000
Operations on behalf of clients A	88,589,623	44,294,812	578,143,000	6.53	88,589,623	44,294,812	578,143,000	6.53
Buyback programmes	463,172,820	231,586,410	3,287,000,000	7.10	N/A	N/A	N/A	N/A	N/A
Total	584,363,745	292,181,873	4,081,164,000	6.98	125,643,093	62,821,547	766,728,000	6.48	33,618,000
A. Transactions on Banco Santander's shares to hedge market risks or provide brokerage or hedging for customers.
The chart below shows significant changes in treasury shares that required disclosure to the CNMV in the year. Companies must report to the CNMV when purchases of treasury shares exceed 1% of the total voting rights (without discounting transfers) or when there is a change in the number of total voting rights.

Significant changes in treasury shares in 2025A
	% of voting rights represented by shares
Reported on	acquired since last notice	transferred since last notice	held at reference date of notice
25/03/2025	1.01%	0.57%	0.61%
29/04/2025	1.00%	0.16%	1.45%
12/06/2025 B	1.03%	0.58%	0.62%
12/06/2025 C	1.02%	0.17%	1.48%
12/06/2025	0.50%	1.96%	0.01%
05/11/2025	1.07%	0.26%	0.82%
A. Percentages calculated over share capital at the date of disclosure.
B. It amends report dated 25 March 2025.
C. It amends report dated 29 April 2025.
Transactions with financial instruments
The transactions with financial instruments with Banco Santander shares as the underlying asset that Banco Santander carried out of its own accord in 2025 for the purpose of discretionary treasury share management were:
•At the end of Q1'25, the delta (i.e. net exposure to share price changes) was equivalent to 1,860,000 shares. These derivatives matured during the financial year. No transactions were executed in Q2'25. In Q3'25, the final position amounted to a delta equalling 3,000,000 shares.
•The final position at year end was a positive aggregated delta equalling 3,252,000 shares worth a total of EUR 32,751,000.
•The instruments used were total return equity swaps and listed options, to be settled at maturity.
Annual report 2025    264

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2.6 Stock market information
Markets
Banco Santander shares are listed on the Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia), the New York Stock Exchange as American Depositary Shares (ADS), the London Stock Exchange as Crest Depositary Interests (CDI), the Warsaw Stock Exchange, and in the International Quotation System of the Mexican Stock Exchange.
Market capitalization and trading
As at 31 December 2025, Banco Santander is number one in the eurozone and 14th in the world by market value among financial institutions, with a market capitalization of EUR 147,921 million.
7,573 million Banco Santander shares traded in the year for an effective value of EUR 53,296.1 million and an annualized liquidity ratio of 51%.

The Banco Santander share
2025		2024
Shares (million)	14,689.3	15,152.5
Price (EUR)
Closing price	10.070	4.465
Change in the price	126%	18%
Maximum for the period	10.156	4.928
Date of maximum for the period	30/12/2025	29/04/2024
Minimum for the period	4.255	3.563
Date of minimum for the period	02/01/2025	30/01/2024
Average for the period	7.315	4.352
End-of-period market capitalization (EUR million)	147,921.4	67,648.3
Trading
Total volume of shares traded (million)	7,572.7	7,712.6
Average daily volume of shares traded (million)	29.7	30.1
Total cash traded (EUR million)	53,296.1	33,409.9
Average daily cash traded (EUR million)	209.0	130.5
Annual report 2025    265

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3. Shareholders and general meeting
→One share, one vote, one dividend
→No takeover defences in our Bylaws
→High shareholder participation at the general meeting and equal treatment of our shareholders
3.1 Shareholder communication and engagement
Policy on communication and engagement with shareholders and investors
We aim to align our interests with those of our shareholders through sustainable growth and long-term value creation and to maintain the trust of our shareholders and broader society. To achieve this, we:
•provide shareholders and investors with information that meets their expectations and upholds our culture and values; and
•communicate and engage with them regularly to ensure that senior management and governance bodies consider and understand their views.
Our policy on communication and engagement with shareholders and investors, which is available on our corporate website, sets out the principles that govern these activities:
•Protection of all shareholders' rights and legitimate interests. We facilitate the exercising of their rights, provide them with information, and give them opportunities to have a say in our corporate governance in an effective and sustainable manner over the long term.
•Equal treatment and non-discrimination. We treat shareholders and investors in the same situation equally.
•Fair disclosure. We make sure that the information we disclose is transparent, truthful and consistent according to applicable law.
•Appropriate information. We report appropriate and relevant information to meet our shareholders’ and investors’ needs and expectations, and make sure it is clear, concise and accurate.
•Compliance with laws and corporate governance rules. We comply with the regulations on inside and other material information, and follow the principles of cooperation and transparency with supervisory and regulatory bodies.
The policy also sets out:
•the roles and responsibilities of the main governance bodies and internal functions involved;
•the channels for information disclosure and communication; and
•the ways in which we engage with shareholders and investors.
The policy also applies to relations with agents that advise, make recommendations to, or guide our shareholders and investors, such as financial and environmental, social and governance (ESG) analysts, proxy advisors and rating agencies.
Moreover, Banco Santander has board-approved frameworks on (i) accounting, financial and management and sustainability information, (ii) responsible banking, and (iii) branding and communications. They set out the general principles, roles and key processes for the communication of financial, non-financial and corporate information, which help ensure that all our shareholders and other stakeholders are properly informed about our strategy, targets and results, as well as about our culture and values.
Shareholder engagement in 2025
We carried out these activities in 2025 as part of our policy on communication and engagement with shareholders and investors:
•The annual general meeting. The ordinary general meeting is the most important annual event for our shareholders. We strive to encourage them to attend and participate, in an informed way. For more details, see 'Participation at general meetings' and 'Right to information' in section 3.2.
The annual general meeting is broadcast live on our corporate website, where its full recording is made available afterwards. This enables shareholders who cannot attend, as well as other interested parties, to remain fully informed of the resolutions submitted for approval.
We held our 2025 AGM exclusively by remote means. Our remote AGM platform ensures shareholders can fully exercise their rights to attend and participate in real time and virtually, regardless of where they are located. Through the platform, they can follow the live broadcast, vote, make presentations, propose resolutions, see the presentations and proposals of other attendees, and communicate with the notary public.
Our high shareholder participation rate at the most recent general meeting (with the second highest quorum in recent years) and the voting results show our commitment to shareholder engagement through general meetings and prove the effectiveness of our electronic means of attendance, delegation and remote voting. For more details, see section 3.4 '2025 AGM'.
As usual, an external auditor reviewed our 2025 AGM procedures, where it verified that our meeting call, preparation, communication and holding of the event were up to standard and certified the security, integrity and consistency of the means available for shareholders to participate.
Annual report 2025    266

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•Lead Independent Director meetings with key investors. From November 2025 to the date of publication of this report, our Lead Independent Director held several meetings with institutional investors. Though meetings primarily focused on understanding their concerns about remuneration, they also addressed other topics of interest such as the structure of the board, our sustainability strategy and their opinion on virtual AGMs. In total, he held 14 meetings with 11 large institutional investors, who account for 23.61% of our share capital.
•Quarterly results presentation. We present our results at the end of each quarter on the same day we make them public. The presentation can be followed live, via conference call, or streamed on our website. We also release the related quarterly financial report and presentation material on the same day before the markets open. During the presentation, questions can be asked or emailed to investor@gruposantander.com.
In 2025, we gave our first, second and third quarter results presentations on 30 April, 30 July and 29 October, respectively.
Our fourth quarter results presentation took place on 4 February 2026. The board was informed of investors’ and analysts’ reaction.
•Investor days. We hold investor days where we explain our strategy and targets for the next three years to investors and other stakeholders in a broader context than at results presentations and where investors can engage directly with senior management and some board members. We announce these meetings and provide the related documents well in advance. We held our most recent Investor Day in London on 25 February 2026.
•Other activities. We are aware that a single communication format cannot meet everyone's needs. That's why in 2025 we carried out the activities detailed in the table below to meet our shareholders' and investors' expectations.

Other activities
→Institutional investor roadshows
Our Shareholder and Investor Relations team had 1,511 meetings (both in person and virtually) with 520 institutional investors, including 55 meetings focused on ESG matters. We engaged with 41.3% of share capital.

→Interaction with retail shareholders
Our Shareholder and Investor Relations team held 219 events (online, in person and hybrid). Attendees accounted for 12.22% of the capital that retail shareholders hold in Spain. Shareholders engaged with the Group’s senior management at several of these events.

→Studies and surveys	We received 137,416 shareholder and investor opinions through quality surveys and studies, of which 4,673 corresponded to responses by retail shareholders on Santander's perception.
Communication with proxy advisors and other analysts
We have always recognized the value our investors place on open dialogue with proxy advisors, ESG analysts and other influential entities. We make sure they understand our corporate governance and sustainability priorities and messages in order to convey them properly to investors.
As usual, we continued to engage with the main proxy advisors, providing them with information and explanations about the resolutions that will be submitted for approval at the 2026 AGM so they could make voting recommendations.
We also engaged in dialogue with ESG analysts, ensuring that any actions stemming from this dialogue complies with applicable regulations. For more details, see the 'Sustainability statement’ chapter.
Corporate website
Our corporate website includes all the information on corporate governance as required by law and, in particular, (i) Banco Santander’s Bylaws, Rules and regulations of the board, Rules and regulations for the general shareholders meeting, and other internal regulations; (ii) information on the board of directors and its committees, as well as directors’ skills and professional biographies; and (iii) all the information related to general meetings.
Information on our corporate governance can be found at santander.com/en/shareholders-and-investors/corporate-governance. The contents of our corporate website are not incorporated by reference to this annual report nor should be considered part of it for any purpose.
In addition, our corporate website provides extensive institutional, financial and sustainability information about the Group, as well as other information we consider to be of interest to our shareholders and, in general, to all our stakeholders worldwide.
Our website's design enables us to be transparent and enhance user experience by providing quality information about Santander.
Annual report 2025    267

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Other channels
In order to maximize the dissemination and quality of information, we provide shareholders and investors with an app (Santander Shareholders and Investors), on Android and Apple iOS that offers a broad range of content about the Group.

We also engage with shareholders through various channels, such as an email address, telephone lines, WhatsApp, a postal service, and a virtual office.

We regularly post information about Banco Santander on our official X and LinkedIn accounts. The contents included in these profiles are not incorporated by reference to this annual report nor should be considered part of it for any purpose.

3.2 Shareholder rights
One share, one vote, one dividend
Our Bylaws provide for one share class only (ordinary shares). Shares grant all shareholders the same rights. Each of them entitles its holder to one vote and there is no preferential treatment in dividend payouts. The Bylaws fully adhere to the one share, one vote, one dividend principle.
Voting rights and unrestricted share transfers
There are no non-voting or multiple-voting shares, nor limitations to the number of votes a shareholder can cast, or any other restriction on exercising voting rights, except for those prescribed by law or set out in our Bylaws should the acquisition of the shares infringe regulations. There are no quorum or qualified majority requirements other than those prescribed by law.
Neither Banco Santander's Bylaws nor any other means restrict the transferability of shares, which is subject only to the restrictions prescribed by law.
Furthermore, our Bylaws do not include any neutralization provisions, as set out in Spain's Securities Market Act, which would apply in takeover bids.
The shareholders' agreement mentioned in section 2.4 'Shareholders' agreements’ contains transfer and voting restrictions on the shares that are subject to it.
Acquisition of significant shareholdings
Because banking is a regulated sector, the acquisition of a significant shareholding or influence in Banco Santander is subject to non-objection by the supervising authority. Furthermore, as Banco Santander is a listed company, any parties wishing to acquire control over it and/or enter into any other cases provided for by law must launch a tender offer for its shares.
Such acquisitions are largely regulated by:
•Council Regulation (EU) No 1024/2013, of 15 October 2013, conferring specific tasks on the ECB relating to the prudential supervision of credit institutions;
•Act 10/2014, of 26 June, on the organization, supervision and solvency of credit institutions and its implementing regulation, Spanish Royal Decree 84/2015, of 13 February; and
•Act 6/2023, of 17 March, on Securities Markets and Investment Services.
The acquisition of a significant holding in Banco Santander may also require approval by other domestic and foreign regulators with supervisory powers over Banco Santander or its subsidiaries' operations and shares listings, or other actions concerning such regulators or subsidiaries, as well as approval by other authorities pursuant to foreign investment regulations in Spain or other countries where we operate.
Participation at general meetings
All registered holders of shares found on record at least five days prior to the day of a general meeting are entitled to attend. The requirements and procedures accepted to evidence share ownership and shareholders' right to participate in general meetings are available on our corporate website.
Shareholders (or their proxies) can attend general meetings virtually and participate through real-time means of communication, cast their votes, take the floor, propose resolutions and contact the notary public. Our Bylaws allow for general meetings to be virtual-only, without the physical attendance of shareholders or their proxies, provided that we can guarantee their identity and standing and that they can participate effectively in the meeting by remote means of communication, exercise their rights in real time and follow the presentations and proposals of other attendees, considering the state of the art and Banco Santander’s circumstances, particularly the number of shareholders.
The electronic shareholders’ forum, available on the corporate website at the time the meeting is called, enables shareholders to add items to the agenda included in the meeting notice, requests for support for their proposals, initiatives to reach the percentage required to exercise minority shareholder rights legally, and offers or requests to act as a voluntary proxy.
Supplement to the notice and proposal of resolutions
Shareholders who account for at least 3% of the share capital are able to request the publication of a supplement to the annual general meeting notice, adding one or more items to the agenda, with an explanation or substantiated resolution proposal and any other relevant documents.
Shareholders accounting for at least 3% of the share capital may also propose reasoned resolutions on any matters that have been, or should be, added to the agenda of a called annual general meeting.
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
Annual report 2025    268

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Right to information
From the time the general meeting notice is posted up to and including the fifth day before the date of the general meeting, shareholders can submit any written requests for information or clarification they may deem pertinent, or any written questions they deem relevant to the items on the meeting agenda.
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
The quorum and majorities required to amend the Bylaws, issue shares and bonds, make structural changes and vote on other significant resolutions permitted by law are those set out below for amending the Bylaws. Furthermore, in accordance with the laws that apply to credit institutions, if over 50% of the share capital is present at a general meeting, a qualified two-thirds majority is required to raise the proportion of variable remuneration components to fixed components above 100% (up to 200%) for executive directors and other employees whose professional activities have a material impact on the Group's risk profile; otherwise, a three-quarter majority will be necessary.
Decisions about acquiring, selling or contributing core assets to another company or similar corporate transactions shall require shareholder approval at general meetings when the law so dictates. Our Bylaws have no further requirements in this regard.
Rules for amending our Bylaws
Shareholders at the general meeting have the authority to approve any amendment to the Bylaws. However, the board can also decide to change the registered office within Spain.
The directors or, as applicable, the shareholders who have drafted a proposed amendment to the Bylaws, must write it out in full and prepare a report justifying it, which shall be provided to shareholders at the time the general meeting is called to debate the proposed amendment.
The general meeting notice must clearly state the items to be amended as well as the rights of all shareholders to examine the full text of proposed amendments and the related report at Banco Santander’s registered office and to have them delivered free of charge.
If shareholders are convened to debate amendments to the Bylaws, the quorum on first call will be reached if 50% of the subscribed share capital with voting rights is in attendance. If sufficient quorum cannot be reached, the general meeting will be held on second call, where 25% of the subscribed share capital with voting rights must be in attendance.
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
Bylaw amendments are subject to ECB approval. However, the following amendments do not require authorization but must still be reported to the ECB: a change of registered office within Spain, share capital increases, adding mandatory or prohibitive laws or regulations to the Bylaws, changing the wording in order to comply with court or administrative rulings, and any others the ECB has considered non-material changes in response to prior consultations.
3.3 Dividends and shareholder remuneration
Remuneration in relation to the 2025 results and the excess capital
The board applied the current shareholder remuneration policy to the 2025 results. This policy sets a target to allocate approximately 50% of the Group's net reported profit (excluding non-cash, non-capital ratios impact items) distributed almost evenly to cash dividends and share buybacks.
Additionally, on 5 February 2025, Banco Santander signalled its objective to allocate up to EUR 10 billion to share buybacks in relation to the 2025 and 2026 results, as well as expected capital excess. As part of this target, on 5 May 2025 Banco Santander announced its intention to distribute approximately 50% of the capital that will be released upon completion of the sale of its 49% stake in Santander Bank Polska S.A., through a share buyback of approximately EUR 3.2 billion in early 2026 and that, as a result, it
Annual report 2025    269

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
could exceed the EUR 10 billion target. Upon announcing the agreements to acquire TSB and Webster on 1 July 2025 and 3 February 2026 respectively, Banco Santander confirmed its goal to distribute at least EUR 10 billion in share buybacks with regard to the 2025 and 2026 results and excess capital.
In execution of the above, shareholder remuneration for financial year 2025 comprised the following:
•Interim remuneration.
•On 30 July 2025, the board resolved to execute the First 2025 Buyback Programme worth up to EUR 1,700 million (equivalent to approximately 25% of the Group's net reported profit in H1’25). For more details, see 'First 2025 Buyback Programme' in section 2.5.
•On 30 September 2025, the board resolved to pay an interim cash dividend in relation to the 2025 results of 11.5 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's net reported profit in H1’25), which was paid from 3 November 2025.
•Final remuneration.
•On 3 February 2026, the board of directors resolved to implement the Second 2025 Buyback Programme worth up to EUR 5,030 million and for which the required regulatory authorization had been obtained. The programme started on 4 February 2026. Under the shareholder remuneration policy in relation to the 2025 results, 1,830 million euros of the Second Buyback Programme correspond to c. 25% of the Group’s net reported profit for the second half of 2025. The remaining amount corresponds to an extraordinary buyback of 3,200 million euros, equivalent to approximately 50% of the CET1 capital generated in January 2026 following completion of the sale of 49% of Santander Bank Polska to Erste Group. For more details, see 'Second 2025 Buyback Programme' in section 2.5.
•On 24 February 2026, the board of directors resolved to submit to the 2026 AGM the approval of a final cash dividend in the gross amount of 12.5 euro cents per share entitled to dividend. Subject to AGM approval, the dividend will be payable from 5 May 2026.
Once these actions are completed, total shareholder remuneration in relation to the 2025 results will be EUR 7,050 million (approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split almost evenly between cash dividends (EUR 3,520 million) and share buybacks (EUR 3,530 million). We have estimated these amounts on the assumption that, as a result of the partial execution of the Second 2025 Buyback Programme, the number of outstanding shares entitled to receive the final cash dividend will be 14,568,470,446. Therefore, the final amount may be higher if fewer shares than planned are acquired in the Second 2025 Buyback Programme; otherwise, it will be lower.
Since 2021 and including the total share buyback currently underway, Banco Santander will have returned EUR 16.2 billion to shareholders via share buybacks, and will have repurchased around 18% of its outstanding shares.
Shareholder remuneration policy
The board of directors intends (1) to apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group’s underlying profit* (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and (2) to distribute to shareholders any excess capital at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. For more details, see ‘Remuneration in relation to the 2025 results and the excess capital' in this section.]
The execution of the ordinary shareholder remuneration policy and the distribution to shareholders of any excess capital at the end of the 2026-2028 period is subject to corporate and regulatory decision and approval.
* Therefore excluding extraordinary results, such as those arising from the sale of 49% of Santander Bank Polska to Erste Group, the positive capital impact of which we considered for the purposes of the Second 2025 Buyback Programme.
3.4 2025 AGM
We held our annual general meeting on 4 April 2025, on second call, in a completely virtual format.
Quorum
The quorum (among shareholders present and represented) was 68.507%, the second highest in recent years, broken down as follows:

Quorum breakdown	Share capital with voting rights
Present	3.922%
Virtual attendance	0.799%
Remote voting	3.123%
By post or direct delivery	0.551%
By electronic means	2.571%
Represented	64.585%
By post or direct delivery	5.287%
By electronic means	59.298%
Total	68.507%

Annual report 2025    270

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Approved resolutions and voting results
All items on the agenda were approved. Votes in favour of the board’s proposals averaged 98.71%. 99.56% of votes approved the corporate management for 2024 and 96.35% of the votes approved the directors' remuneration policy for 2025, 2026 and 2027.
See the following summary chart:

Approved resolutions and voting results at the 2025 AGM
	VOTESA				QuorumD
	ForB	AgainstB	BlankC	AbstentionC
1. Annual accounts and corporate management.
1A. Annual accounts and directors’ reports of Banco Santander, S.A. and of its consolidated group for 2024.	99.90	0.10	0.03	0.23	68.51
1B. Consolidated statement of non-financial information for 2024, which is part of the consolidated directors’ report.	99.83	0.17	0.03	0.21	68.51
1C. Corporate management for 2024.	99.56	0.44	0.03	1.82	68.51
2. Application of results obtained during 2024.	99.84	0.16	0.03	0.13	68.51
3. Board of directors: appointment and re-election of directors.
3A. Setting of the number of directors.	99.77	0.23	0.04	0.20	68.51
3B. Re-election of Mr. Luis Isasi Fernández de Bobadilla.	96.89	3.11	0.03	0.20	68.51
3C. Re-election of Mr. Héctor Blas Grisi Checa.	99.36	0.64	0.04	0.19	68.51
3D. Re-election of Mr. Glenn Hogan Hutchins.	97.93	2.07	0.04	0.22	68.51
3E. Re-election of Mrs. Pamela Ann Walkden.	99.60	0.40	0.04	0.20	68.51
3F. Re-election of Ms. Ana Botín-Sanz de Sautuola y O'Shea.	97.80	2.20	0.03	0.38	68.51
4. Re-election of the external auditor for financial year 2025.	99.70	0.30	0.04	0.26	68.51
5. Appointment of the verifier of sustainability information for financial year 2025.	99.69	0.31	0.04	0.25	68.51
6. Share capital.
6A. Reduction in share capital in the maximum amount of EUR 706,871,648, through the cancellation of a maximum of 1,413,743,296 own shares. Delegation of powers.	99.65	0.35	0.02	0.12	68.51
6B. Reduction in share capital in the maximum amount of EUR 757,624,616, through the cancellation of a maximum of 1,515,249,232 own shares. Delegation of powers.	99.44	0.56	0.02	0.12	68.51
7. Remuneration.
7A. Directors' remuneration policy.	96.35	3.65	0.03	0.20	68.51
7B. Setting of the maximum amount of annual remuneration to be paid to all the directors in their capacity as such.	97.71	2.29	0.04	0.23	68.51
7C. Approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories with professional activities that have a material impact on the risk profile.	99.20	0.80	0.03	0.17	68.08
7D. Deferred Multiyear Objectives Variable Remuneration Plan.	98.40	1.60	0.04	0.22	68.51
7E. Application of the Group’s buyout regulations.	99.21	0.79	0.04	0.23	68.51
7F. Annual directors' remuneration report (consultative vote).	93.27	6.73	0.04	1.15	68.51
8. Authorization to the board and grant of powers for conversion into public instrument.	99.86	0.14	0.03	0.13	68.51
9 to 24. Corporate action to demand director liability and dismissal and removal of directors.E	0.00	100.00	0.00	0.04	65.38
A. Each Banco Santander share grants one vote.
B. Percentage of total votes for and against.
C. Percentage of total share capital attending the 2025 AGM, either in person or by proxy.
D. Percentage over Banco Santander's share capital at the date of the 2025 AGM.
E. Items 9 to 24, not included on the agenda, were put to a separate vote. They refer to the proposal to bring of corporate action to demand director liability (acción social de responsabilidad) against all directors in office (9) and to the proposal of dismissal and removal of the following directors: Ms. Ana Botín-Sanz de Sautuola y O'Shea (10), Mr. Héctor Blas Grisi Checa (11), Mr. Glenn Hogan Hutchins (12), Mr. José Antonio Álvarez Álvarez (13), Ms. Homaira Akbari (14), Mr. Juan Carlos Barrabés Cónsul (15), Mr. Javier Botín-Sanz de Sautuola y O'Shea (16), Ms. Sol Daurella Comadrán (17), Mr. Henrique de Castro (18), Mr. Germán de la Fuente Escamilla (19), Ms. Gina Lorenza Díez Barroso (20), Mr. Luis Isasi Fernández de Bobadilla (21), Ms. Belén Romana García (22), Mrs. Pamela Walkden (23) and Mr. Antonio Francesco Weiss (24).
The full texts of the resolutions passed can be found on our corporate website and on the CNMV’s website, as they were filed as other relevant information on 4 April 2025.
Annual report 2025    271

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
3.5 Our next AGM in 2026
Resolution proposals submitted for shareholder approval
The board of directors resolved to call the 2026 AGM on 26 March at first call or on 27 March at second call, and to submit these resolutions for shareholder approval:

Resolution proposals submitted for shareholder approval at the 2026 AGM
Annual accounts and corporate management

→To approve the annual accounts and the directors’ reports of Banco Santander and its consolidated Group for 2025. For more details, see 'Consolidated financial statements'.
→To approve the consolidated non-financial statement for 2025, which forms part of the consolidated directors' report. For more details, see the 'Sustainability statement' chapter.
→To approve the corporate management for 2025.

Shareholder remuneration

→To approve the allocation of profits obtained by Banco Santander in 2025. For more details, see note 4.a) to the consolidated financial statements.
→To reduce the share capital of Banco Santander by cancelling:
•a maximum of 1,326,455,826 own shares purchased under the Second 2025 Buyback Programme; and
•a maximum of 1,468,931,950 own shares acquired through one or more share buyback programmes or by other legally permitted means, authorizing the board of directors to cancel them on one or several occasions within the earliest of one year or the date of the next annual general meeting.
For more details, see sections 2.1 'Share capital', 2.5 'Treasury shares' and 3.3 'Dividends and shareholder remuneration'.

External auditor and independent verifier

→To re-elect the firm PricewaterhouseCoopers Auditores, S.L. (PwC) as external auditor for financial year 2026. →To elect PwC as verifier of the sustainability information for financial year 2026.

Board of directors: appointments and re-elections

→To set the number of directors at 15, which is within the range that the Bylaws prescribe.
→To appoint Deborah Vieitas and re-elect Sol Daurella, Gina Díez Barroso, Carlos Barrabés and Antonio Weiss for a three-year term. For more details, see section 4.1 'Our directors'.

Remuneration (see section 6. 'Remuneration')

→To approve the director's remuneration policy for 2026, 2027 and 2028.
→To approve a maximum ratio of 200% of variable components to fixed components of total remuneration for executive directors and certain employees belonging to professional categories that have a material impact on the Group’s risk profile.
→To approve the Group's buy-out regulations.
→To hold a non-binding vote on the annual directors’ remuneration report.

Share capital and convertible securities

→To authorize the board to increase share capital and exclude pre-emptive rights.
→To authorize the board to issue securities that are convertible into shares within a 5-year period and up to a maximum aggregate limit of EUR 10 billion. To set the standards to determine the bases for, and terms and conditions applicable to, the conversion and to grant powers to increase capital and exclude pre-emptive rights.
→To increase the share capital by issuing up to 334,809,216 new shares, in exchange for in-kind contributions consisting of common shares of Webster Financial Corporation. Authorize the board to implement the capital increase and determine the share premium.
For more details, see sections 2.1 'Share capital' and 2.5 'Treasury shares'.

Related documents and information are available for consultation on our corporate website from the date the meeting notice is published.
Annual report 2025    272

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Virtual AGM
As with the 2025 AGM, the 2026 AGM will be held as a virtual-only meeting broadcast live from our corporate centre in Boadilla del Monte. Holding the meeting in this format is possible thanks to the legal and statutory authorization to hold this type of meeting and is motivated by these reasons:
•The virtual format is effective. The 2025 virtual meeting was characterized by a high level of shareholder engagement, with the second-highest quorum in recent years, an average support of 98.7% for the proposals submitted to vote, and a high level of participation during the meeting, in which shareholders were able to exercise their rights on equal terms from any location. For more details, see section 3.4 '2025 AGM'.
•It enhances participation and ensures equal treatment of shareholders... The virtual format guarantees equal treatment for all shareholders and enables their participation and the full exercising of their rights, in line with our commitment to encouraging shareholder engagement in our corporate governance. Considering that Santander has several million shareholders located across different geographies, and only a moderate number of shareholders have traditionally attended general meetings in person when held in a physical or hybrid format, the virtual format enables all shareholders to take part under the same conditions, placing those who can travel and those who cannot on an equal footing.
•...thanks to robust and secure technology, ... Our General Shareholders’ Meeting Platform is fully suited for holding the meeting with the necessary guarantees and safeguards the exercising of shareholders’ rights at the same level as a physical or hybrid meeting. We have been promoting remote participation through this platform for more than two decades; it is technologically proven, and its effectiveness was confirmed again at the 2025 virtual meeting. An external audit certifies the security, integrity and consistency of the means made available to shareholders through the platform.

•...consistent with Santander’s digitalization and sustainability strategy... The virtual format is fully aligned with the Group’s digital transformation, leveraging technology to offer shareholders a simple and secure digital experience while optimizing its resources for shareholders' benefit. It also reflects our commitment to sustainability by reducing the environmental impact associated with the travel of attendees and teams to a physical event, particularly when technology enables an equivalent outcome to be achieved without the need for such travel.
•...and aligned with market trends. The global shift towards fully virtual meetings continues to expand in line with the current digital paradigm. In markets such as the United States, Germany and Norway, this format has become the prevailing practice among large, listed companies. Listed companies in Spain are also increasingly joining this trend.
Attendance at the 2026 AGM shall be through the General Shareholders' Meeting Platform accessible on the corporate website santander.com, through the 'General Shareholders' Meeting' site, or on the website juntasantander.com.
Since attendance at general meetings is not paid, a general policy in this regard is not necessary. However, Banco Santander offers shareholders that participate in our general meeting a commemorative courtesy gift, as has been tradition for decades.

Annual report 2025    273

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4. Board of directors
A diverse and balanced board
→15 directors: 13 non-executive and 2 executive
→Majority of independent directors (66.67%)
→Balanced presence of women and men (40%-60%)

1 Belén Romana Member Non-executive director (independent) òò¢C▲▲	2 José Antonio Álvarez Vice Chair Non-executive director ò▲▲	3 Héctor Grisi CEO Executive director ò▲	4 Ana Botín Executive Chair Executive director òC▲	5 Glenn Hutchins Vice Chair and Lead Independent Director Non-executive director (independent) ¢¢C▲C	6 Pamela Walkden Member Non-executive director (independent) ò▲CŸ	7 Germán de la Fuente Member Non-executive director (independent) òC▲	8 Javier Botín Member Non-executive director

9 Henrique de Castro Member Non-executive director (independent) ò¢▲	10 Antonio Weiss Member Non-executive director (independent) ¢	11 Sol Daurella Member Non-executive director (independent) ¢¢ŸC	12 Homaira Akbari Member Non-executive director (independent) òŸ▲	13 Luis Isasi Member Non-executive director ò¢▲	14 Gina Díez Barroso Member Non-executive director (independent) ¢Ÿ	15 Carlos Barrabés Member Non-executive director (independent) ¢Ÿ▲	16 Jaime Pérez Renovales Secretario general y del consejo
ò Executive committee
ò Audit committee
¢ Nomination committee
¢ Remuneration committee
▲ Risk supervision, regulation and compliance committee
Ÿ Responsible banking, sustainability and culture committee
▲ Innovation and technology committee
C Chair of the committee
Annual report 2025    274

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.1 Our directors

Board member since 1989.
Nationality: Spanish. Born in Santander (Spain) in 1960.
Education: Degree in Economics from Bryn Mawr College of Pennsylvania.
Experience: Ms Botín joined Banco Santander in 1988, after working at J.P. Morgan in New York (1980-1988). Up to 1998, she held several executive positions and led the Group’s expansion across Latin America. In 2002, she was appointed Executive Chair of Banesto. Between 2010 and 2014, she was CEO of Santander UK plc and was a non-executive director until April 2021. In 2014 she was appointed Executive Chair of Banco Santander. She was also a non-executive director of Santander UK Group Holdings plc (2014-2021) and Chair of the European Banking Federation (2021-2023).
Other positions of note: Ms Botín is a member of the board of directors of The Coca-Cola Company and Chair of the Institute of International Finance (IIF).

She is also founder and Chair of CyD (a foundation that supports higher education) and Fundación Empieza por Educar (the Spanish subsidiary of international NGO Teach For All), and sits on the advisory board of the Massachusetts Institute of Technology (MIT).
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

Ana Botín-Sanz de Sautuola y O’Shea EXECUTIVE CHAIR Executive director

Board member since 2023.
Nationality: Mexican and Spanish. Born in Mexico City (Mexico) in 1966.
Education: Degree in Finance from Universidad Iberoamericana (Mexico City).
Experience: Mr Grisi has more than three decades of international banking experience. He joined Grupo Santander in 2015 as Executive Chair and CEO of Banco Santander México and Grupo Financiero Santander México, S.A. de C.V. Between 2019 and 2022, he was Regional Head for North America, overseeing operations in Mexico and the United States. Previously, he spent 18 years at Credit Suisse, where he held several senior management roles that included Head of Investment Banking for Mexico, Central America and the Caribbean, and Chair and CEO of Credit Suisse México. He began his professional career in investment banking at Casa de Bolsa Inverlat, Banco Mexicano and Grupo Finaniero Santander Mexicano. He has also been Vice Chair of Asociación de Bancos de México (ABM) and a member of the boards of Bolsa Mexicana de Valores and Universidad Iberoamericana.
Other positions of note: Mr Grisi is non-executive Chair of Cogrimex, S.A. de C.V.

Positions in other Group companies: Mr Grisi is a non-executive director of Grupo Financiero Santander México, S.A. de C.V. and PagoNxt, S.L.
Membership of board committees: Executive committee and innovation and technology committee.
Skills and competencies: Mr Grisi stands out for his leadership in business transformation, operational efficiency and digital innovation. He has in-depth knowledge of Group Santander, including its business lines and international strategy, particularly in Mexico and the United States, two of its core markets. He has led the Group through a period of solid growth and modernization, enhancing its competitive position and strengthening investor confidence, while accelerating its transformation into a simpler, more agile and digitally integrated organization. Throughout his career, he has promoted responsible business and sustainability initiatives, especially in the areas of education and support for vulnerable communities. He brings to the board extensive international experience and a proven ability to lead transformation and strengthen connectivity across the Group’s markets, thereby contributing to its geographic and international diversity.

Héctor Grisi Checa CHIEF EXECUTIVE OFFICER Executive director

Annual report 2025    275

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Board member since 2022.
Nationality: American. Born in Virginia (US) in 1955.
Education: Graduated with an AB, MBA and JD from Harvard University.
Experience: Mr Hutchins co-founded US technology and investment firm Silver Lake, where he was CEO until 2011. Prior, he had been a senior managing director at The Blackstone Group (1994-1999) and Thomas H. Lee Co. (1985-1994), and a consultant at Boston Consulting Group. He has also served on the boards of SunGard Data Systems (Chair, 2005-2015), NASDAQ (2005-2017), Virtu Financial (2017-2021) and AT&T (2014-2025). He served as a director and Chair of the audit and risk committees of the Federal Reserve Bank of New York from 2011 to 2021. In addition, he served on the board of the Harvard Management Company, which manages Harvard University’s endowment, and has been a member of the executive committee of the Boston Celtics (2003–2025). Mr Hutchins worked with President Clinton in his transition to power and the White House as special advisor on economic and healthcare policy.

Other positions of note: Mr Hutchins is non-executive Chair of investment firm North Island Ventures and Lead Independent Director of CoreWeave, Inc. He is a member of the international advisory board and investment board of Singapore’s Government Investment Corporation (GIC), co-Chair of the Brookings Institution, Chair emeritus of not-for-profit organization CARE, and Vice Chair of the Obama Foundation.
Membership of board committees: Nomination committee, remuneration committee (Chair), and innovation and technology committee (Chair).
Skills and competencies: As a long-time investor in technology and fintech companies, Mr Hutchins has expertise in financial markets and is well-known among investors and stakeholders. He brings to the board his acumen in technology, telecommunications, innovation, finance and investment as well as extensive knowledge of financial regulation as a result of his leadership roles in government, especially with financial regulators and supervisors. He works closely with not-for-profit entities that helps fight poverty and promote inclusion and social justice.

Glenn H. Hutchins VICE CHAIR AND LEAD INDEPENDENT DIRECTOR Non-executive director (independent)

Board member since 2015.
Nationality: Spanish. Born in León (Spain) in 1960.
Education: Degree in Economics and Business Administration from the University of Santiago de Compostela and MBA from the University of Chicago.
Experience: Mr Álvarez joined Banco Santander in 2002. He was appointed Senior Executive Vice President (director general) and Head of the Financial Management and Investor Relations division in 2004 (Group Chief Financial Officer) and was Group CEO from 2015 to 2022. He has also served as director at SAM Investments Holdings Limited, Santander Consumer Finance, S.A., Santander Holdings USA, Inc., and as non-executive Vice Chair of Banco Santander (Brasil) S.A. In addition, he sat on the supervisory boards of Santander Consumer Bank AG, Santander Consumer Holding GmbH and Santander Bank Polska, S.A. He was also a board member of Bolsas y Mercados Españoles, S.A.

Other positions of note: Mr Álvarez is an independent director of Aon plc, non-executive Chair of the board of directors of Inbonis, S.A. and a member of the advisory committee of Grupo Buenavista.
Positions in other Group companies: Mr Álvarez is a non-executive director of PagoNxt, S.L.
Membership of board committees: Executive committee, risk supervision, regulation and compliance committee, and innovation and technology committee.
Skills and competencies: Mr Álvarez has had a distinguished career in banking and brings significant strategic and international management expertise, in particular financial planning, asset management and consumer finance, and has vast knowledge of the Group from his tenure as CEO. He also has an established reputation with such key stakeholders as regulators and investors.

José Antonio Álvarez Álvarez VICE CHAIR Non-executive director

Annual report 2025    276

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Board member since 2016.
Nationality: American and French. Born in Tehran (Iran) in 1961.
Education: PhD in Experimental Particle Physics from Tufts University of Massachusetts and MBA from Carnegie Mellon University.
Experience: Ms Akbari was a non-executive director of Gemalto N.V. and Veolia Environnement S.A. She was Chair and CEO of SkyBitz, Inc., managing director of TruePosition, Inc., and a non-executive director of Covisint Corporation and US Pack Logistics, LLC. She also held various roles at Microsoft Corporation and Thales Group. She was non-executive Chair of WorkFusion, Inc., an independent director of Temenos AG and a member of the security advisory board of Telefónica Soluciones de Criptografía, S.A.U.
Other positions of note: Ms Akbari is CEO of AKnowledge Partners, LLC, a global consultancy firm on the Internet of Things, cybersecurity and AI. She is an independent director of Landstar System, Inc. and Babcock & Wilcox Enterprises Inc., and a member of the technology advisory board of Telefónica lnnovación Digital, S.L. She is also a trustee of the French Institute Alliance Française.
Positions in other Group companies: Ms Akbari is a non-executive director of PagoNxt, S.L.
Membership of board committees: Audit committee, responsible banking, sustainability and culture committee, and innovation and technology committee.
Skills and competencies: Ms Akbari brings significant experience of technology companies, and her vast knowledge of digital transformation challenges and cybersecurity is an asset to the board. Moreover, her international experience in diverse regions and knowledge of sustainability matters, especially water, energy and waste management and treatment, are highly valuable to the Group's sustainability policy.

Homaira Akbari Non-executive director (independent)

Board member since 2024.
Nationality: Spanish. Born in Huesca (Spain) in 1970.
Education: Tour Operator Management from the School of Tourism of Aragón and Global Leadership and Public Policy for the XXI Century Program from Harvard Kennedy School.
Experience: Mr Barrabés sat on the board of the Santander España business unit and the advisory council of Vodafone. He was also director of the master’s degree in Strategic Design Lab at Istituto Europeo di Design (IED) and of the MBA at Escuela de Organización Industrial (EOI) in Madrid. He was also a trustee of Fundación Ashoka Emprendedores Sociales, founded and sits on the advisory council of Escuela de Negocios del Pirineo (ESPENI), founded and sits on the management board of Épsilon Ecología, Asociación para la Defensa del Medio Ambiente, and is an advisor to Centro de Finanzas Sostenibles y Responsables de España (centre for sustainable and responsible finance, FINRESP).

Other positions of note: Mr Barrabés is the founder and Chair of Grupo Barrabés, which advises large corporates on digital transformation, innovation, new technologies, e-commerce and the Internet, and SMEs on innovation and using technology efficiently in business processes. He also founded and is a trustee of Fundación Empieza por Educar.
Membership of board committees: Nomination committee, responsible banking, sustainability and culture committee, and innovation and technology committee.
Skills and competencies: With a lengthy track record as an entrepreneur and e-commerce pioneer, he brings to the board extensive experience in Spain's digital and innovation areas, aimed at the integration of technology in socio-economic development, retail distribution and the promotion of talent, for the benefit of people and institutions. His experience as founder and trustee of multiple non-profit organizations that focus on education, entrepreneurship and environmental protection enriches the board's expertise in responsible business and sustainability.

Juan Carlos Barrabés Cónsul Non-executive director (independent)

Annual report 2025    277

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Board member since 2004.
Nationality: Spanish. Born in Santander (Spain) in 1973.
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
Skills and competencies: Mr Botín brings international and managerial expertise to the board, particularly in finance and banking. He also brings a deep understanding of Grupo Santander and its strategy from his tenure as a non-executive director.

Javier Botín-Sanz de Sautuola y O’Shea Non-executive director

Board member since 2015.
Nationality: Spanish. Born in Barcelona (Spain) in 1966.
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
Skills and competencies: Ms Daurella brings to the board excellent strategy and high-level management skills from her international top-executive experience at listed and large privately-held entities, particularly distributors. She has vast experience of corporate governance as the former Chair of several boards and having served on various committees. As a trustee of various health, education and environmental foundations, she provides responsible business and sustainability insight to the board.

Sol Daurella Comadrán Non-executive director (independent)

Annual report 2025    278

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Board member since 2019.
Nationality: Portuguese. Born in Lisbon (Portugal) in 1965.
Education: Degree in Business Administration from the Lisbon School of Economics & Management and MBA from the University of Lausanne.
Experience: Mr de Castro was Chief Operating Officer at Yahoo. Previously, he had been the president of worldwide devices, media and platforms at Google, Head of European sales and business development at Dell, Inc., and a consultant at McKinsey & Company. He was also an independent director at First Data Corporation.

Other positions of note: Mr de Castro is an independent director of Fiserv, Inc.
Positions in other Group companies: Mr de Castro is a non-executive director of PagoNxt, S.L.
Membership of board committees: Audit committee, remuneration committee, and innovation and technology committee.
Skills and competencies: Mr de Castro brings to the board valuable international experience and a deep understanding of digital transformation and its relevance to financial sector strategy due to his executive roles in the world's top technology companies.

Henrique de Castro Non-executive director (independent)

Board member since 2022.
Nationality: Spanish. Born in Madrid (Spain) in 1964.
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
Skills and competencies: Mr de la Fuente brings extensive experience in the auditing industry and sound knowledge in auditing, accounting and internal and risk control, as well as in-depth experience in the banking sector, all of which uphold his recognition as a financial expert.

Germán de la Fuente Escamilla Non-executive director (independent)

Annual report 2025    279

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Board member since 2020.
Nationality: Mexican. Born in Mexico City (Mexico) in 1955.
Education: Degree in Design from Centro de Diseño of Mexico City.
Experience: Ms Díez Barroso was an independent director of Banco Santander México and other Grupo Santander companies in Mexico until 2020. She founded and was non-executive Chair of Grupo Diarq, S.A. de C.V. and member of the board of directors of Dalia Women, S.A.P.I de C.V. (Dalia Empower), Americas Society and Council of the Americas, Laurel Strategies and Qualitas of Life Foundation. She was also a founder and a trustee of the Pro-Educación Centro and Diarq foundations.
Other positions of note: Ms Díez Barroso is the founder and non-executive Chair of Centro de Diseño y Comunicación, S.C. (Universidad Centro).

She is also an independent director of Bolsa Mexicana de Valores (BMV) and of Grupo Axo, S.A.P.I. de C.V, a member of Comité de 200 (C200) and represents Mexico at the W20, the G20 women's initiative to promote gender diversity.
Positions in other Group companies: Ms Díez Barroso is a non-executive director of Universia México, S.A. de C.V.
Membership of board committees: Nomination committee and responsible banking, sustainability and culture committee.
Skills and competencies: Ms Díez Barroso brings to the board vast experience in the real estate and education sectors, and has extensive knowledge of, and an ever-lasting commitment to, sustainability, inclusion and responsible business, having been a founder and trustee of foundations that focus on education, gender diversity and social inclusion.

Gina Díez Barroso Azcárraga Non-executive director (independent)

Board member since 2020.
Nationality: Spanish. Born in Jerez de la Frontera (Spain) in 1956.
Education: Degree in Economics and Business Administration from the University of Sevilla and MBA from Columbia Business School.
Experience: Mr Isasi began his career at Abengoa, before holding various executive positions at J.P. Morgan in New York and First National Bank of Chicago in London. In 1987 he joined Morgan Stanley, where he was managing director of investment banking for Europe and Chair and Country Head for Spain (1997-2020) and senior advisor (2020-2023). He has also been director of Madrileña Red de Gas, S.A. and Sociedad Rectora de la Bolsa de Madrid, S.A., as well as an independent director of Grifols, S.A.

Other positions of note: Mr Isasi is the non-executive (independent) Chair of the board of directors of Logista Integral, S.A. (LOGISTA) and senior advisor to I Squared Capital Advisors (UK) LLP.
Positions in other Group companies: Mr Isasi is non-executive Chair of the board of the Santander España business unit.
Membership of board committees: Executive committee, remuneration committee, and risk supervision, regulation and compliance committee.
Skills and competencies: Mr Isasi has vast experience in a wide range of sectors and international markets (in particular, finance and investment banking) as well as a strong institutional network within Spain.

Luis Isasi Fernández de Bobadilla Non-executive director (*)

(*) In the opinion of the nomination committee and the board of directors, Mr Isasi meets the requirements to be considered independent, despite being categorized as 'other external' based on a standard of prudence. For more details, see subsection 'Other external directors' in section 4.2.

Annual report 2025    280

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Board member since 2015.
Nationality: Spanish. Born in Madrid (Spain) in 1965.
Education: Degree in Economics and Business Administration from Universidad Autónoma de Madrid. She is also a State Economist for Spain.
Experience: Ms Romana was formerly director general of Economic Policy, director general of the Treasury of the Spanish Ministry of Economy, and director at Banco de España and the CNMV. She was also a director at the Instituto de Crédito Oficial and other entities on behalf of the Ministry of Economy. She served as a non-executive director at Banesto and as Executive Chair of Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (Sareb). She has also been a non-executive director of Aviva plc and Aviva Italia Holding S.p.A., as well as co-Chair of the board of trustees of The Digital Future Society and advisory board member at Inetum, TribalData and Rafael del Pino Foundation.
Other positions of note: Ms Romana is an independent director of Industria de Diseño Textil, S.A. (Inditex), SIX Group AG and its subsidiary Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.U. She is also the non-executive Chair of SIX Group AG's other subsidiaries, SIX Digital Exchange AG and SDX Trading AG. Furthermore, she is an independent director of Werfen, S.A.; senior advisor to Artá Capital; and academic director of the IE Leadership & Foresight Hub Programme.
Positions in other Group companies: Ms Romana is the non-executive (independent) Chair of Santander Insurance, S.L.
Membership of board committees: Executive committee, audit committee, nomination committee (Chair), risk supervision, regulation and compliance committee, and innovation and technology committee.
Skills and competencies: Ms Romana is a recognized financial expert given her background as a government economist and overall executive and non-executive experience in finance (particularly from serving on the audit committees of listed companies). Having held key positions in credit institutions and the regulatory and supervisory bodies of the financial industry and securities markets in Spain, she also provides strategic insights into banking, financial regulation and government relations in Spain and Europe.

Belén Romana García Non-executive director (independent)

Board member since 2019.
Nationality: British. Born in Worcester (England) in 1960.
Education: Master's Degree in Economics from Cambridge University.
Experience: Mrs Walkden has served in a number of senior management positions at Standard Chartered Bank, including as Group Head of Human Resources, Chief Risk Officer, Group Treasurer, Group Head of Asset and Liability Management and Regional Markets, Group Head of Internal Audit, Group Head of Corporate Affairs, and Group Manager of Investor Relations. In addition, she served as an independent member of the UK Prudential Regulation Authority Regulatory Reform Panel, as member of the European Banking Authority Stakeholder Group, and was a lay member of the Welfare and Ethics Committee of the Royal Veterinary College.

Other positions of note: Mrs Walkden is a member of the advisory board of JD Haspel Ltd.
Positions in other Group companies: Mrs Walkden is a non-executive director of Santander UK plc and Santander UK Group Holdings plc.
Membership of board committees: Audit committee, risk supervision, regulation and compliance committee (Chair), and responsible banking, sustainability and culture committee.
Skills and competencies: Mrs Walkden brings to the board extensive experience in international banking and deep expertise in auditing and risk management, which underscore her recognition as a financial expert.

Pamela Walkden Non-executive director (independent)

Annual report 2025    281

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Board member since 2024.
Nationality: American and Italian. Born in New York (US) in 1966.
Education: Degree in Comparative Literature from Yale University and MBA from Harvard University.
Experience: Mr Weiss was Counselor to the Secretary of the US Department of the Treasury (2015-2017), where he led the Department of Domestic Finance, working on matters related to financial markets, regulatory reform, job creation and economic growth, and senior advisor to the investment company JAB Holdings (2018-2025). He previously held a number of senior management positions at Lazard, including Global Head of Investment Banking, Global Head of Mergers and Acquisitions, and Vice Chair of European Investment Banking.
Other positions of note: Mr Weiss is a founder and partner of investment firm SSW Partners, LP. He is a research fellow of the Mossavar-Rahmani Center for Business and Government at the Harvard Kennedy School of Government, a member of the Council on

Foreign Relations, and a trustee of several non-profit, economic policy organizations, including the Volcker Alliance, the Citizens Budget Commission and the Bretton Woods Committee. He is non-executive director of Société Familiale d'Investissements, S.A. and associate of AFWCo LP. He is a director and former publisher of The Paris Review.
Membership of board committees: Remuneration committee.
Skills and competencies: Mr Weiss has a lengthy track record in financial services, public policy and non-profit organizations. He also has vast international experience in executive positions in the US, Europe and other regions. Having held senior positions in both the public and private sectors, he contributes an overarching vision of the US market and financial sector to the board, most notably in matters of economic policy.

Antonio Francesco Weiss Non-executive director (independent)

Joined the Group in 2003.
Nationality: Spanish. Born in Valladolid (Spain) in 1968.
Education: Degree in Law and Business Administration from Universidad Pontificia Comillas (ICADE E-3) and State Attorney for Spain.
Experience: Mr Pérez Renovales was director of the office of the second deputy Prime Minister for Economic Affairs and Minister of Economy, deputy secretary to the Spanish Prime Minister, Chair of the Spanish State Official Gazette and of the committee for Government Reform. Previously, he had been Vice General Counsel, vice secretary of the board and Head of Grupo Santander’s legal department, General Counsel and secretary of the board at Banesto, and deputy director of legal services at the CNMV. He is the Banco Santander representative on the board of trustees of the Princess of Asturias Foundation and is a member of the jury for its award for Social Sciences. He is Chair of the board of trustees of the Fundación Universitaria Comillas-I.C.A.I., and professor of Constitutional Law in the Faculty of Law at Universidad Pontificia Comillas (ICADE).
Mr Pérez Renovales is the secretary of every board committee.

Jaime Pérez Renovales General Counsel and secretary of the board

Annual report 2025    282

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.2 Board composition
Size
As at 31 December 2025, the board of directors comprised 15 members, whose profile and background are described in section 4.1 'Our directors'. The Bylaws dictate that the board must be composed of no less than 12 and no more than 17 members.
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
Independent directors
•Glenn Hutchins (Lead Independent Director)
•Homaira Akbari
•Carlos Barrabés
•Sol Daurella
•Henrique de Castro
•Germán de la Fuente
•Gina Díez Barroso
•Belén Romana
•Pamela Walkden
•Antonio Weiss

Every year, the nomination committee verifies the independence of the board members. It considers potentially significant business relations that could affect their independence and other pertinent circumstances. For more details on this analysis, see section 4.6 'Nomination committee activities in 2025' and subsection C.1.3 of section 9.2 'Statistical information on corporate governance required by the CNMV'.
Independent non-executive directors account for 66.67% of board members. This conforms to best corporate governance practices as well as to the Rules and regulations of the board, which require that the board be predominantly made up of non-executive directors with at least 50% independent directors.
Other external directors
•José Antonio Álvarez
•Javier Botín
•Luis Isasi
These directors are not classified as independent directors for the following reasons:
•Mr Álvarez, because he was the CEO of Banco Santander until 31 December 2022.
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

Board tenure
At the end of 2025, the average term of directors was 9.03 years and the average term of independent directors was 5.76 years. For more details, see 'Board skills and diversity matrix' and 'Tenure and equity ownership' in this section 4.2.

Annual report 2025    283

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Tenure and equity ownershipA
Board of directors		Tenure			Banco Santander shareholdingD
		Date of first appointmentB	Date of last appointment	End dateC	Direct	Indirect	Shares represented	Total	% of share capital
Executive Chair	Ana Botín	04/02/1989	04/04/2025	04/04/2028	2,339,639	31,506,972	—	33,846,611	0.230%
Chief Executive Officer	Héctor Grisi	20/12/2022	04/04/2025	04/04/2028	2,546,358	—	—	2,546,358	0.017%
Vice Chair and Lead Independent Director	Glenn Hutchins	20/12/2022	04/04/2025	04/04/2028	870,165	—	—	870,165	0.006%
Vice Chair	José Antonio Álvarez	25/11/2014	22/03/2024	22/03/2027	2,718,974	—	—	2,718,974	0.019%
Members	Homaira Akbari	27/09/2016	31/03/2023	31/03/2026	67,826	100,913	—	168,739	0.001%
	Carlos Barrabés	22/03/2024	22/03/2024	22/03/2027	100	—	—	100	0.000%
	Javier Botín	25/07/2004	22/03/2024	22/03/2027	5,519,047	25,603,839	157,801,673E	188,924,559	1.286%
	Sol Daurella	25/11/2014	31/03/2023	31/03/2026	149,483	476,837	—	626,320	0.004%
	Henrique de Castro	12/04/2019	22/03/2024	22/03/2027	2,982	—	—	2,982	0.000%
	Germán de la Fuente	01/04/2022	22/03/2024	22/03/2027	10,000	—	—	10,000	0.000%
	Gina Díez Barroso	22/12/2020	31/03/2023	31/03/2026	27,000	—	—	27,000	0.000%
	Luis Isasi	03/04/2020	04/04/2025	04/04/2028	60,000	—	—	60,000	0.000%
	Belén Romana	22/12/2015	22/03/2024	22/03/2027	13,591	—	—	13,591	0.000%
	Pamela Walkden	29/10/2019	04/04/2025	04/04/2028	82,608	—	—	82,608	0.001%
	Antonio Weiss	22/03/2024	22/03/2024	22/03/2027	—	—	—	—	0.000%
	Total				14,407,773	57,688,561	157,801,673	196,051,396	1.335%
General Counsel and secretary of the board	Jaime Pérez Renovales
A. Figures as at 31 December 2025.
B. The date of first appointment referred to herein may not match with the date of acceptance of the position.
C. The date provided does not take into account the additional period that may apply under article 222 of Spain's Companies Act, nor the annual renewal of one-third of the board established in article 55.1 of the Bylaws. For more details, see 'Election, appointment, re-election and succession of directors' in section 4.2.
D. Banco Santander’s shareholding policy aims to align our executive directors and shareholders’ long-term interests. It includes the obligation for each executive director to maintain a significant investment in Banco Santander's shares, equivalent to twice their net annual salary. Executive directors have five years from the time they were appointed to reach the required level of investment. Any shares they receive as remuneration are subject to a mandatory three-year holding period from their date of delivery, unless they already hold the mentioned investment equivalent, in addition to the regulatory obligation not to sell them for one year from delivery, which applies in all cases.
E. Includes shares owned by Fundación Botín, chaired by Javier Botín, and syndicated shares, including shares corresponding to Ana Botín that are also included within her direct or indirect shareholdings above, but excluding those corresponding to Javier Botín. For more details, see section 2.4 'Shareholders’ agreements'. We adapted this information to the CNMV’s format in subsection A.3 of section 9.2 'Statistical information on corporate governance required by the CNMV'.
As at 31 December 2025, Ana Botín, Héctor Grisi and José Antonio Álvarez had 1,071,830, 275,384 and 723,421 Banco Santander share options, respectively. Each option has one share as an underlying asset. These options come from the Group's remuneration plans.

For more details, see section 9.2 'Statistical information on corporate governance required by the CNMV'.
Diversity and skills
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
•Gender. The nomination committee and the board of directors understand the importance of fostering equal opportunity between men and women as well as the need for women board members who meet the suitability requirements. In this regard, 40% of our board members are women, in compliance with the gender equality target set by the nomination committee in 2019 and included in the referred policy for women and men to account for between 40% and 60% of the total members of the board.
Thus, our board has also met the target (ahead of schedule) set out in Ley Orgánica 2/2024, de 1 de agosto, de representación paritaria y presencia equilibrada de mujeres y hombres (Spain's law on equal representation and balanced presence of women and men), which will require the boards of the 35 companies with the highest market capitalization in Spain to have the least-represented gender account for 40% or more of its members from 30 June 2026.
•Age. Our policy also considers that selection must promote age diversity. There are no age limits for becoming a director nor for the roles of chair and chief executive officer.
•Geographical provenance/international background. Selection considers cultural diversity, geographical provenance, and international education and experience, especially in the Group's core markets.
•Academic background and career. Selection considers candidates' academic training and career history, especially regarding aspects related to our activities or otherwise deemed
Annual report 2025    284

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
material to the Group, to ensure they are qualified to understand our Group’s businesses, structure and markets, and that they fit within the Santander culture.
Moreover, our policy stipulates that board member selection must avoid any implicit bias that could lead to forms of discrimination based on disability, race, ethnic origin or other factors.
The policy follows the European Banking Authority (EBA) and European Securities and Markets Authority (ESMA) joint guidelines on the suitability assessment of board members and key functions holders, as well as the ECB's Guide to fit and proper assessments.
Board skills and diversity matrix
The nomination committee keeps a 'Board skills and diversity matrix' up to date, which reflects the balance of the knowledge, skills, qualifications, diversity and experience required to pursue our long-term strategy in an ever-changing market.
It considers the recommendations of the aforementioned EBA and ESMA joint Guidelines and the ECB's Guide to fit and proper assessments.

The matrix follows this structure:
•We distinguish between thematic (technical) and horizontal skills.
•We include a specific section on diversity that provides information on directors´ gender, geographical provenance/ international background, and age.
•We show each member's tenure.
The matrix discloses each board member's particular expertise and skills, some of which are further detailed in section 4.1 'Our directors', and is a sign of our commitment to transparency.
We continuously review the suitability of skills and diversity to ensure a diverse board that can meet the Group's strategic needs. The matrix enables us to pinpoint areas we may need to strengthen in the succession and election of new board members.
Last, the 'Committees skills and diversity matrix', which we also update regularly, shows the diverse composition of each committee and members' knowledge and expertise relevant to their committee's remit.
Annual report 2025    285

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Board skills and diversity matrix
		Ana Botín	Héctor Grisi	Glenn Hutchins	José Antonio Álvarez	Homaira Akbari	Carlos Barrabés	Javier Botín	Sol Daurella	Henrique de Castro	Germán de la Fuente	Gina Díez Barroso	Luis Isasi	Belén Romana	Pamela Walkden	Antonio Weiss
		Executive Chair	CEO	Vice Chair Lead Independent Director	Vice Chair Non-executive	Independent	Independent	Non-executive	Independent	Independent	Independent	Independent	Non-executive	Independent	Independent	Independent
SKILLS AND EXPERIENCE
THEMATIC SKILLS
	Banking (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Other financial services (80%)	•	•	•	•	•		•		•	•	•	•	•		•
	Accounting, auditing and financial literacy (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Retail (80%)	•	•		•	•	•	•	•	•		•	•	•	•
	Digital & information technology (53.3%)	•	•	•	•	•	•			•				•
	Risk management (86.7%)	•	•	•	•	•	•	•	•		•		•	•	•	•
	Business strategy (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Responsible business & sustainability (80%)	•	•	•	•	•	•	•	•			•	•	•		•
	Human resources, culture, talent & remuneration (93.3%)	•	•	•	•	•	•		•	•	•	•	•	•	•	•
	Legal and regulatory (13.3%)			•										•
	Governance and control (80%)	•	•	•	•	•	•	•	•		•		•	•	•
International experience	Continental Europe (93.3%)	•	•		•	•	•	•	•	•	•	•	•	•	•	•
	US/UK (86.7%)	•	•	•	•	•		•	•	•	•		•	•	•	•
	Latam (60%)	•	•		•	•		•		•	•	•	•
	Others (26.7%)								•	•	•				•
HORIZONTAL SKILLS
	Top management (100%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•	•
	Government, regulatory and public policy (20%)			•										•		•
	Academia and education (40%)	•				•	•		•			•				•
	Significant directorship tenure (93.3%)	•	•	•	•	•	•	•	•	•	•	•	•	•	•
DIVERSITY
Gender	Female (40%)	•				•			•			•		•	•
	Male (60%)		•	•	•		•	•		•	•		•			•
Geographical provenance/international background	Continental Europe (93.3%)	•	•		•	•	•	•	•	•	•	•	•	•	•	•
	US/UK (93.3%)	•	•	•	•	•		•	•	•	•	•	•	•	•	•
	Latam (60%)	•	•		•	•		•		•	•	•	•
	Others (33.3%)					•			•	•	•				•
Age	Under 55 (6.7%)							•
	55 to 65 (73.3%)	•	•		•	•	•		•	•	•			•	•	•
	Over 65 (20%)			•								•	•
BOARD TENURE
	0 to 3 years (33.3%)		•	•			•				•					•
	4 to 11 years (53.3%)				•	•			•	•		•	•	•	•
	12 years or more (13.3%)	•						•
Annual report 2025    286

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Committees skills and diversity matrix
		Executive committee	Audit committee	Nomination committee	Remuneration committee	Risk supervision, regulation and compliance committee	Responsible banking, sustainability and culture committee	Innovation and technology committee
SKILLS AND EXPERIENCE
THEMATIC SKILLS
Banking		100%	100%	100%	100%	100%	100%	100%
Other financial services		100%	80%	60%	80%	80%	40%	87.5%
Accounting, auditing and financial literacy		100%	100%	100%	100%	100%	100%	100%
Retail		100%	80%	80%	60%	80%	100%	87.5%
Digital and information technology		80%	60%	60%	40%	40%	40%	100%
Risk management		100%	80%	80%	80%	100%	80%	87.5%
Business strategy		100%	100%	100%	100%	100%	100%	100%
Responsible business and sustainability		100%	40%	100%	80%	60%	80%	87.5%
Human resources, culture, talent and remuneration		100%	100%	100%	100%	100%	100%	100%
Legal and regulatory		20%	20%	40%	20%	20%	–	25%
Governance and control		100%	80%	80%	60%	100%	80%	87.5%
International experience	Continental Europe	100%	100%	80%	80%	100%	100%	87.5%
	US/UK	100%	100%	60%	100%	100%	60%	87.5%
	Latam	80%	60%	20%	40%	60%	40%	62.5%
	Others	–	60%	20%	40%	40%	40%	12.5%
HORIZONTAL SKILLS
Top management		100%	100%	100%	100%	100%	100%	100%
Government, regulatory and public policy		20%	20%	40%	40%	20%	–	25%
Academia and education		20%	20%	60%	40%	–	80%	37.5%
Significant directorship tenure		100%	100%	100%	80%	100%	100%	100%
DIVERSITY
Gender	Female	40%	60%	60%	20%	40%	80%	37.5%
	Male	60%	40%	40%	80%	60%	20%	62.5%
Geographical provenance/international background	Continental Europe	100%	100%	80%	80%	100%	100%	87.5%
	US/UK	100%	100%	80%	100%	100%	80%	87.5%
	Latam	80%	60%	20%	40%	60%	40%	62.5%
	Others	–	80%	20%	40%	40%	60%	25%
Age	Under 55	–	–	–	–	–	–	–
	55 to 65	80%	100%	60%	60%	80%	80%	87.5%
	Over 65	20%	–	40%	40%	20%	20%	12.5%
BOARD TENURE
0 to 3 years		20%	20%	40%	40%	20%	20%	37.5%
4 to 11 years		60%	80%	60%	60%	80%	80%	50%
12 years or more		20%	–	–	–	–	–	12.5%
Annual report 2025    287

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Election, appointment, re-election and succession of directors
Election
Our internal policy for the selection, suitability assessment and succession of directors dictates standards for the board’s composition, the process of identifying and selecting candidates, and the suitability assessment of new directors.
Directors must meet specific requirements dictated by laws for credit institutions and our Bylaws and must also fulfil the duties of their position prescribed therein and in the Rules and regulations of the board.
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
Proposals for the appointment, re-election and ratification of directors (regardless of their category) that the board of directors submits to the general meeting, as well as appointments in the form of co-option, should be preceded by a reasoned proposal by the nomination committee.
Proposals to be submitted to the general meeting must include a duly substantiated report by the board that contains an assessment of the candidate's qualifications, experience and merits. Re-election and ratification proposals will also provide an assessment of the work and dedication to the position during the last period in which the proposed director held office. If the board disregards the nomination committee's opinion, it must explain its decision and record its reasons in the meeting minutes.
Term and cessation
Our directors are appointed for three-year terms. However, one-third of board members are renewed each year in order of their tenure, according to the date and order of the respective appointment.
Our directors shall cease to hold office when the term for which they were appointed ends, unless they are re-elected, when the general meeting so resolves, or when they resign. When a director ceases to hold office prior to the end of their term (by general meeting resolution or by resignation), they shall explain the reasons for resignation or, for non-executive directors, their opinion on the reasons for their cessation in office by the general meeting, in a letter to the other board members, unless they report them at a board meeting and this is recorded in the minutes. Where relevant to our shareholders, the resignation shall be disclosed publicly, including sufficient information on the reasons or circumstances that the director provides.
Directors must tender their resignation to the board and formally step down from their position if the board, on the nomination committee's recommendation, deems it appropriate in cases that may adversely affect the board's functioning or Banco Santander’s credit or reputation. In particular, they must resign if they become ineligible or prohibited by law, without prejudice to the honourability requirements for directors and the consequences deriving from subsequent failure to meet those requirements set out in Spain's Royal Decree 84/2015 that implements Spain's Act 10/2014.
Directors must notify the board as soon as possible of any circumstances that affect them, whether related to their performance in Banco Santander or not, that might damage Banco Santander's credit or reputation, especially if under criminal investigation, and of the developments of any such criminal proceedings. When the board is informed or becomes otherwise aware of any such situations, it will examine them as soon as possible and decide, based on the particulars and on a report from the nomination committee, any measures to adopt, such as opening an internal investigation, calling on directors to resign, or proposing their dismissal.
Proprietary directors must also tender their resignation when the shareholder they represent sells off or significantly reduces its equity holding.
Succession planning
Succession planning is a key element of our good governance as it ensures orderly role transitions as well as board continuity and stability and its appropriate renewal, composition and independence. Our succession planning follows a well-defined methodology and clear allocation of responsibilities. The aim is to identify candidates with the necessary talent for each function.
Banco Santander bases its director succession framework on diversity standards and the policy for the selection, suitability assessment and succession of directors, as well as the regular review of the composition of the board and its committees, and the identification of potential board member candidates.
The policy has specific core performance indicators that assess the effectiveness of succession planning (vacancies filled by identified candidates); the number of internal and external candidates immediately available to succeed executive directors; training and development plans for potential candidates to succeed executive directors in one to three years; gender diversity and diversity by geographical provenance or international background; updated board member tenure; the strength of the list of successors to executive directors, committee chairs and the Lead Independent Director, and the percentage of candidates to succeed directors who are immediately available (or candidates for a one-to-three year period).
The nomination committee and the board prioritize succession planning, with sound and appropriate plans in place that they revisit frequently to make sure they meet regulatory requirements and align with industry best practice.
Annual report 2025    288

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.3 Board functioning and effectiveness
Board regulation
The board and its committees are governed by the rules set out in the Bylaws and the Rules and regulations of the board, both of which are available on our corporate website.
•Bylaws. These dictate the basic rules that apply to the composition and operation of the board and its members' duties, and are supplemented and implemented by the Rules and regulations of the board. They can only be amended by shareholders at the general meeting. For more details, see 'Rules for amending our Bylaws' in section 3.2.
•Rules and regulations of the board. These set the rules for running and internally organizing the board of directors and its committees through the development of applicable laws and Bylaws provisions and good governance recommendations. They set out the principles governing its actions and the duties of its members.
The Rules and regulations of the board adhere to all legal provisions as well as to the principles and recommendations set out in the CNMV Good Governance Code for Listed Companies (Spain's Corporate Governance Code), the Corporate Governance Principles for Banks of the Basel Committee on Banking Supervision, and the EBA's in Guidelines on internal governance.
Our rules on the audit committee also adhere to the good operating practices set out in the CNMV's Technical Guide 1/2024 on Audit Committees of Public Interest Entities, as well as with the applicable regulations because our shares are listed as ADS on the NYSE and, in particular, with Rule 10A-3 under the Securities Exchange Act on standards relating to audit committees.
Board functions
Banco Santander's board of directors is our highest decision-making body, except in matters reserved to shareholders at the general meeting. It performs its duties with unity of purpose and independent judgement.
The board’s policy is to designate executive bodies and managers to run day-to-day operations and implement the strategy. It focuses on general supervision, for which it has certain functions it cannot delegate by law, the Bylaws or the Rules and regulations of the board, including:
•strategic plans and management objectives;
•general policies, including, among others: capital and liquidity; tax; new products, operations and services; corporate culture and values, which include sustainability; crisis management and resolution planning; risk (including tax risk) control and management; remuneration and compliance;
•financial and non-financial reporting and, more generally, information reported to shareholders, investors and the general public, as well as the processes and controls that ensure full disclosure;
•policies on reporting and communication with shareholders, markets and public opinion, and supervision of the disclosure of information;
•risk culture and management;
•internal audit plan;
•the selection, succession and remuneration of directors, senior management and other key positions;
•effectiveness of Grupo Santander’s corporate and internal governance system, including the GSGM, corporate frameworks and most relevant internal regulations;
•significant corporate transactions and investments;
•calling the general shareholders’ meeting; and
•related-party transactions.
The following chart shows the board’s approximate time allocation to each function in 2025.

Approximate allocation of time to the board’s activities in 2025
Annual report 2025    289

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Board structure and organization
The board’s corporate governance structure ensures that it discharges its duties effectively.
Group Executive Chair and Chief Executive Officer
The Executive Chair is Ana Botín and the Chief Executive Officer is Héctor Grisi. They are the most senior executives in the Group’s strategic and ordinary management, which the board is responsible for overseeing, ensuring that their roles are clearly separated and complementary. Both report exclusively to the board.
The roles of our Executive Chair and Chief Executive Officer can be summarized as follows:

Roles of the Executive Chair and the Chief Executive Officer
Executive Chair	Chief Executive Officer
•The Chair is the highest-ranking executive in Grupo Santander and its main representative with regulators, authorities and other major stakeholders.
•The Chair is responsible for the long-term strategy of the Group, including new tech and digital growth engines, namely PagoNxt and Digital Consumer Bank.
•The Chair is also responsible for other corporate functions and units that help drive the execution and good governance of the Group's long-term strategy and transformation, comprising T&O, data & AI, people, culture & organization, financial accounting & control, strategy and corporate development, general secretariat, and communications & corporate marketing.
•The Chair also leads the appointment and succession planning of Grupo Santander senior management, to be submitted to the nomination committee and board for approval.

•The Chief Executive Officer is entrusted with the day-to-day management of the business with the highest executive functions and reports exclusively to the board.
•Accordingly, the Chief Executive Officer’s direct reports are the senior managers in charge of the business units: the local Chief Executive Officer (CEO)/Country Heads and those in charge of the global businesses (Wealth Management & Insurance, Corporate & Investment Banking, Payments and Retail & Commercial Banking, including transformationA), encompassing the relevant support and control functions. Whilst the Chair is accountable for Digital Consumer Bank, given that it is a global business, the Group CEO remains fully accountable for the Countries through which Digital Consumer Bank operates.
•As responsible for day-to-day management, the Chief Financial Officer (CFO) also reports to the Chief Executive Officer.
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
The duties of the Executive Chair, the Chief Executive Officer, the board, and its committees are clearly separated. Various checks and balances give Grupo Santander’s corporate governance structure the appropriate equilibrium. In particular:
•The board and its committees supervise both the Executive Chair and the Chief Executive Officer, both of whom report directly to the board.
•The board has delegated all its powers to the Executive Chair and the Chief Executive Officer, except for those that cannot be delegated by law or under the Bylaws or the Rules and regulations of the board. The board directly exercises those powers to perform its general supervisory function.
•The Lead Independent Director leads the Group Executive Chair’s succession and assessment in coordination with the nomination committee.
•The audit committee is chaired by an independent director who is considered a ‘financial expert’ as defined in Regulation S-K of the Securities and Exchange Commission (SEC).
•The audit, nomination, and responsible banking, sustainability and culture committees are chaired by, and fully composed of, independent directors. The remuneration, risk supervision, regulation and compliance, and innovation and technology committees are chaired by, and have a majority of, independent directors.
•The Executive Chair may not simultaneously act as Banco Santander’s Chief Executive Officer.
•The corporate risk, compliance and internal audit functions report as independent units to a committee or a member of the board of directors and have direct, unfettered access to the board.
Annual report 2025    290

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Lead Independent Director
Our Lead Independent Director is Glenn Hutchins. The Lead Independent Director is key to our corporate governance arrangements. He is responsible for the effective coordination of the non-executive directors and makes sure they serve as an appropriate counter-balance to the executive directors.
The following chart shows the Lead Independent Director's functions and activities in 2025. He provides a detailed report to the nomination committee and board of directors on his activities every year.

Duties of the Lead Independent Director and activities during 2025
Duties	Activities in 2025
Facilitate discussion and open dialogue among independent directors, holding private meetings of non-executive directors without the executive directors present and proactively engaging with them to consider their views and opinions.

Held five meetings with the non-executive directors where they were able to voice their views and opinions. These meetings provided a valuable opportunity to reflect on the scheduling of board and committee meetings throughout the year, to discuss board training topics, strategy execution, executive director and top management performance and objectives (including the Executive Chair and CEO performance assessments, given their reporting line to the board), and reflections on areas for continuous improvement.
The non-executive directors held a meeting with the Chief Executive Officer without the Executive Chair present (and vice versa).

Direct the regular assessment of the Chair of the board of directors and coordinate her succession plans.
Led the Executive Chair's annual performance review in order to determine her variable pay. Furthermore, he coordinated her succession planning, facilitated through his membership of the nomination committee.

Engage with shareholders and other investors to learn of their concerns, especially with regard to Banco Santander's corporate governance.	For more details on this Lead Independent Director's activity, see section 3.1 'Shareholder communication and engagement'.
Replace the Chair in her absence, with such key rights as the ability to call board meetings under the terms of the Rules and regulations of the board.
While the Executive Chair was able to chair all board meetings, the Lead Independent Director assumed the chairship of the board in specific instances where the Executive Chair refrained from participating in the discussions given the nature of the topic being discussed or her potential conflict of interest.

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
The board has two vice secretaries, F. Javier Illescas Fernández-Bermejo (Group Head of Legal) and Adolfo Díaz-Ambrona Moreno (General Counsel of Santander España). They assist the secretary with his duties on the board and its committees, and replace him in the event of absence, inability to act, or illness.

Annual report 2025    291

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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

Support and proposal in strategic areas
A. Required by law.
Board operation
The board of directors held 13 meetings (11 ordinary and two extraordinary) in 2025. The Rules and regulations of the board dictate that it must hold at least nine annual ordinary meetings and one quarterly meeting.
Board meetings follow a calendar approved annually and a provisional agenda of items to discuss among the matters that fall under its remit, though new items can be added and additional meetings can be called. Directors may also propose items to be added to the agenda and are duly informed of changes to the calendar and meeting agendas.
To help directors prepare effectively for each meeting, they are given relevant documents sufficiently in advance and in a secure electronic format. In the board’s opinion, these documents are appropriately detailed and received in good time, which enables members to make appropriate decisions.
The Rules and regulations of the board of directors also expressly acknowledge directors’ rights to request and obtain information on anything related to Banco Santander and its domestic and foreign subsidiaries. They also acknowledge their right to inspect the books, files, documents and any other records of corporate transactions, in addition to premises and facilities. Furthermore, directors can request and obtain any information and advice (legal, accounting, financial, or other) they deem necessary through the secretary in order to perform their duties.
Additionally, the board meets at the Chair’s discretion or at the request of at least three directors. The Lead Independent Director is also authorized to request a board meeting or for new items to be added to the agenda for a meeting that has already been called.
Directors must attend meetings in person, either physically or virtually, and endeavour to limit their absence to situations of absolute necessity. The nomination committee checks that directors attend at least 75% of board and committee meetings and that any absence has a valid excuse without raising doubt about the director's commitment to good governance. For more details, see 'Attendance at board and committee meetings and dedication to the performance of duties' in this section 4.3.
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
Board meetings are validly quorate when more than half of its members attend in person or by proxy.
Resolutions are adopted by absolute majority of the directors in attendance. The chair has the casting vote in the event of a tie. The
Annual report 2025    292

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Bylaws and the Rules and regulations of the board only require the qualified majorities according to law.
The secretary of the board keeps the board’s documents on file and records the content of meetings in meeting minutes. Meeting minutes of the board and committees include statements members expressly request to be put on record. Moreover, the secretary oversees the monitoring of the actions that the board and its committees must perform, which the parties responsible for are duly informed of.
Committee operation
Committees follow a calendar and an annual work plan established every year. Each committee meets as often as required to fulfil its duties, with a minimum of four meetings per year, except for the innovation and technology committee, which holds at least three meetings.
A committee meeting is quorate if more than half the committee's members attend in person or through an appointed proxy. A committee resolution passes with a simple majority of votes. In the event of a tie, the committee chair has the casting vote. Committee members may appoint a proxy to vote for them and, as in board meetings, non-executive directors can only appoint a non-executive director proxy.
Committee members are given relevant meeting materials sufficiently in advance to facilitate suitable meeting preparation and, therefore, promote overall committee effectiveness.
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
The role of committee secretary is non-voting and falls on the General Counsel and secretary of the board. This fosters a fluid and efficient relationship between the board, its committees and senior management. The board encourages communication and engagement between the committees to boost efficiency and ensure effective coordination in the performance of their respective support duties through, among others, the following mechanisms:
•Joint meetings: The committees (mainly the audit committee with risk supervision, regulation and compliance committee and the latter with the remuneration committee) hold joint meetings on topics of mutual interest.
•Information to the board: At each board meeting, the committee chairs present on the matters that they have discussed in previous sessions of those committees. They also provide the board members with copies of their committee meeting minutes and all other documents handed out.
•Common members between committees: We strive to have board members sit on several committees.
•Cross-sectoral review of agendas: A regular review of the work plans of the various committees is carried out to ensure that meeting agendas are complete and coherent.
•Informal events: These help leverage informal time between board members, acknowledging the value that this brings to board culture.
Annual report 2025    293

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Attendance at board and committee meetings and dedication to the performance of duties
Details of directors' attendance at board and committee meetings in 2025 are set out in the table below.

Attendance rate at board and committee meetings in 2025
Committees
Directors	Board	Executive	Audit	Nomination	Remuneration	Risk supervision, regulation and compliance	Responsible banking, sustainability and culture	Innovation and technology
Average attendance	99%	98%	96%	96%	93%	94%	95%	91%
Individual attendance
Ana Botín	13/13	23/23	_	_	_	_	_	3/4
Héctor Grisi	13/13	22/23	_	_	_	_	_	3/4
Glenn Hutchins	13/13	_	_	9/9	9/9	_	_	4/4
José Antonio Álvarez	13/13	23/23	_	_	_	12/14	_	4/4
Homaira Akbari	13/13	_	15/15	_	_	_	4/4	4/4
Carlos Barrabés	13/13	_	_	9/9	_	_	4/4	4/4
Javier Botín	12/13	_	_	_	_	_	_	_
Sol Daurella	12/13	_	_	9/9	9/9	_	3/4	_
Henrique de Castro	13/13	_	13/15	_	8/9	_	_	3/4
Germán de la Fuente	13/13	_	14/15	_	_	14/14	_	_
Gina Díez Barroso	13/13	_	_	8/9	_	_	4/4	_
Luis Isasi	13/13	22/23	_	_	9/9	12/14	_	_
Belén Romana	13/13	23/23	15/15	8/9	_	14/14	_	4/4
Pamela Walkden	13/13	_	15/15	_	_	14/14	4/4	_
Antonio Weiss	13/13	_	_	_	7/9	_	_	_
Note: This table shows each director's in-person attendance at ordinary and extraordinary board or committee meetings. The table does not take into account the approval of resolutions in writing without a meeting (on one occasion by the board of directors, on one occasion by the executive committee, on two occasions by the nomination committee and on one occasion by the responsible banking, sustainability and culture committee) nor meetings at which directors attended by proxy. The nomination committee was informed of directors’ excused absences and verified that they raised no doubt about their capability of good governance.

In execution of the action plan derived from the 2024 board effectiveness review, we conducted, among other actions, a detailed analysis of the frequency and duration of board and committee meetings to identify opportunities for streamlining. As a result of this exercise, specific simplification measures were implemented, which reduced the number of meetings in 2025 while ensuring that the effectiveness of the performance of their respective functions—and, in particular, appropriate oversight and control—was not affected. These adjustments have enhanced the effectiveness of the functioning of the board and its committees.
According to a benchmark conducted with the support of an independent expert, the number of meetings held by the board and its committees is close to the average for a group of comparable entities. A comparison is also provided with the average number of meetings held by the board and its committees in listed companies across different sectors in Spain (100 entities, including Ibex 35) and in the United States (S&P 500). The differences observed are mainly attributable to the Group’s global scale, size and level of capitalisation, as well as to the specific regulatory and supervisory framework applicable to the European banking sector. The frequency of meetings at Banco Santander reflects a robust corporate governance model that is appropriate for sound management and effective oversight and control.

Comparison of number of meetings heldA
	Banco Santander	Spain average	US average
Board	13	11.4	7.1
Executive committee	23	7.4	NA
Audit committee	15	8.9	8.1
Nomination committee	9	7.1	4.7
Remuneration committee	9	7.1	5.6
Risk supervision, regulation and compliance committee	14	12.4	NA
A. Source: Spencer Stuart Board Index 2025 (Spain and United States).
NA: Not available.

Annual report 2025    294

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The following table shows the time a non-executive director devoted to perform their duties as member of the board and each board committee in 2025, in line with the analysis of directors' time availability carried out during their annual suitability assessment. It includes the time estimated for preparing and attending the board and committees' ordinary and extraordinary meetings, as well as for preparing the approval of resolutions without a meeting being held. Dedication is higher for each chair given their additional functions. Likewise, the time devoted to the board member role includes participation in the annual training and development programme for directors, meetings with the Lead Independent Director, and time allocated to other activities that enable greater interaction between directors. This estimate has been prepared in line with the applicable principles of good governance, on the understanding that the time each director individually devotes to the performance of their duties, to being informed, and to understanding the Group’s business and its development may vary. For the purposes of this table, travelling time has not been considered as it varies for each director and the table does not show individual data:

Time dedication to perform the duties of a board and board committee member in 2025
	Days per year and memberA	Days per year and chairA
Board	27.9	49.8
Executive committee	17.6	35.3
Audit committee	18.8	37.5
Nomination committee	5.0	10.0
Remuneration committee	4.5	9.0
Risk supervision, regulation and compliance committee	17.5	35.0
Responsible banking, sustainability and culture committee	2.8	5.6
Innovation and technology committee	2.0	4.0
A. Number of days calculated considering 8-hour working days.

Directors must report to the nomination committee any professional activity or role that they are proposed to perform outside the Group so that the committee can check that they can dedicate enough time to the Group and that the professional activity or role does not pose conflicts of interest.
The annual suitability reassessment our nomination committee conducts (see section 4.6 'Nomination committee activities in 2025') enables us to update information on the estimated time directors dedicate to roles or professional activities outside the Group and demonstrates their ability to exercise good governance.
This makes sure the number of board roles that our directors have at once is within the legal limit (i.e. no more than one executive and two non-executive roles, or four non-executive roles; roles in the same group are considered a single role and roles in not-for-profit or non-commercial organizations -such as, among others, organizations for the sole purpose of managing private economic interests- are not included).
Director training and development programmes
The board has an annual training and development programme to help directors continue to develop skills and increase their understanding of the Group and industry, taking into account their experience and expertise. The board selects contents every year based on feedback from its members and supervisory and regulatory requirements, among others.
Programme workshops are delivered collectively to all board members and in 2025 covered these topics:
•model risk;
•cybersecurity and resilience;
•sustainability;
•agile methodology and new ways of working;
•cryptoassets;
•financial crime and anti-money laundering; and
•data and AI.
Directors can also request one to one and ad-hoc training on specific topics tailored to their own needs, if deemed helpful. The objective is to enable directors to deep dive into specific areas in order to ensure that their knowledge is optimal and up to date.
The board has robust induction programmes so new directors can deeply understand the industry and Grupo Santander’s business model and structure, risk profile and governance arrangements, taking into account their existing skills, competencies and knowledge. They are completed within six months after taking up their position as new directors and include document reviews, tailored meetings, site visits and training sessions with senior managers of the Group, as appropriate. In addition, every board member receives a directors' manual. It is a support guide that provides both new and existing directors with a complete reference of information relevant to their role.
Banco Santander shares its training, induction and development methodology with its main subsidiaries to promote best practices and drive consistency of approach across our footprint. Specifically, in 2025 we scheduled training sessions for subsidiary directors covering cybersecurity, transformation, artificial intelligence and our shareholder value creation strategy.
Board effectiveness review in 2025
The board undergoes a yearly assessment of its performance and effectiveness, composition, quality of its work, and individual performance of its members. The review includes its committees. Every three years, it is conducted by an external consultant, whose independence is verified by the nomination committee.
Methodology and scope of the review
In 2025, the review was conducted internally. Its scope included the structure of the board, its organization and functioning, dynamics and internal culture and the functioning and effectiveness of its committees. In addition, it covered the individual performance of the Executive Chair, Chief Executive Officer, Lead Independent Director and General Secretary. The
Annual report 2025    295

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
review also facilitated the opportunity for performance feedback on the remaining individual directors.
The Executive Chair and the nomination committee Chair led the review, with the involvement of the Lead Independent Director. It followed the methodology and structure of previous internal reviews, based on a confidential questionnaire that all board members completed in full. Moreover, the review also took into account the feedback received from senior executives on the overall value they get from the board as a whole and reflections received as part of additional interactions throughout 2025 (including non-executive director sessions and assessment questionnaires for board training and development programmes, among others).
Findings and action plan
The nomination committee and board of directors discussed the results of the 2025 review in December 2025, with a consensus view that the board and its committees continue to operate effectively. In particular, the results revealed the following:
•The board remains appropriately composed, with a depth and variety of skills, as well as high degree of independence and diversity.
•The Executive Chair model continues to work effectively and there remains clarity and universal understanding of the division of responsibilities between the Executive Chair and the CEO. The checks and balances in place are considered highly effective.
•There is a strong and healthy internal board culture, where dynamics encourage open and transparent discussions, critical thinking, constructive challenge to senior management and sound decision making.
•The board organisation and functioning continue to be rated well, acknowledging the positive impact of the simplification measures implemented throughout 2025 to optimize directors’ time. In addition, the board members believe that the agendas focus on the right priorities and that the quality of reporting and information flows supports robust and timely decision-making.
•The Executive Chair, Chief Executive Officer, Lead Independent Director and General Secretary performed positively and effectively, with the expected competence. The remaining directors contributed effectively to the correct discharge of the board's duties.
•Committee size and overall composition, including skills and diversity, are considered appropriate, and committee Chairs lead effectively. In addition, there is a consensus view that associated coordination mechanisms are working effectively.
•The executive team considers that the board provides the right balance of challenge and support to management.
As a result of the review, the nomination committee and board of directors discussed potential areas for improvement and both endorsed an associated action plan in December 2025. Each committee has been engaged on specific actions applicable to their remit to ensure effective and efficient operation, as appropriate.
The key action plan highlights can be summarised as follows:
•Board composition: As part of any future board refreshment, a continued focus will be placed on maintaining an appropriate international diversity, in recognition of our geographical footprint; this specific action was completed in February 2026 following the proposal of submitting Deborah Vieitas’ appointment to the 2026 AGM (subject to regulatory approval).
•Organization and functioning: We will keep board and committee meeting frequency under continuous review to ensure directors’ time is used in an optimal manner. In addition, the quality of reporting, papers and associated information flows to the board and its committees will be kept under continuous review, with a key focus on overall quality and length.
•Committee coordination: We will continue to monitor linkages between committees and with the board as a whole, with a key focus on the interplay between the risk supervision, regulation and compliance committee and the innovation and technology committee on the oversight of technological and cyber risks, among others.
•Committees: We will continue to take a proactive approach to committee composition to ensure optimal performance, effectiveness and efficient distribution of work among board members, among other factors.
The resulting actions and associated outcomes of the review have supported our continued priority focus on effective governance.

Annual report 2025    296

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.4 Executive committee activities in 2025

COMPOSITION

Position		Category	Appointed on
Chair	Ana Botín	Executive	11/12/1989A
Members	José Antonio Álvarez	Other external	13/01/2015
	Héctor Grisi	Executive	01/01/2023
	Luis Isasi	Other external	20/05/2020
	Belén Romana	Independent	01/07/2018
Secretary	Jaime Pérez Renovales
A. Committee Chair since 10 September 2014.
Functions
The executive committee is a key governance body in Banco Santander and the Group. The board delegated to it all its powers except those that cannot be delegated by law or under the Bylaws or the Rules and regulations of the board. Its meeting frequency and the nature of its decisions enable the board to focus on oversight and control. It also reports regularly to the board on its core matters and decisions, and provides all directors with the minutes and documents from its meetings.
Committee performance
The board, supported by its nomination committee, determines the committee's size and composition to ensure its effectiveness. As well as the board, the committee has an external director majority, including an independent director, ensuring a balance of opinions. Its secretary is the secretary of the board.
The committee's meeting frequency of every two weeks ensures the discharge of its duties, though it can meet as many times as required by the Chair.
Main activities in 2025
In 2025, the committee addressed a breadth of matters relating to the business of the Group and its main subsidiaries, risk management, corporate transactions and other proposals that were subsequently submitted to the board, which can be summarized as follows:
•Group results: Reviewed the Group's quarterly results and investors and analysts' reaction to them.
•Report by the Executive Chair: The Executive Chair regularly reported on the Group's management, strategy and institutional matters.
•Report by the CEO: The CEO regularly reported on the Group's performance and related budget and the execution of financial plans for all the global businesses that report to him and the main subsidiaries.
•Corporate transactions: Analysed and approved, where appropriate, corporate transactions on investments and divestments, joint ventures, operations that entailed structural changes, as well as capital transactions.
•Shareholder remuneration: Within the framework of the remuneration policy in force, reviewed the proposed shareholder remuneration in relation to the 2025 results and excess capital, including the payment of cash dividends, and passed the necessary resolutions to obtain the required regulatory authorization and to execute, by delegation of the board of directors, share capital reductions in the context of the share buyback programmes.
•Risk and compliance: Received regular holistic risk and compliance reports. The committee also authorized or declined material transactions in line with the risk governance model.
•Global businesses and subsidiaries: Received regular updates on global businesses, subsidiaries and other business lines' performance against agreed plans, and with the fulfillment of the targets announced at the 2023 Investor Day.
•Capital and liquidity: Received regular reports on capital ratios and optimization measures, pricing (originations) and portfolio profitability. By virtue of the board's delegation and within capital and funding plans, the committee agreed non-convertible debt issuances and securitizations.
•Supervisors and regulatory matters: Received regular information about the regulators' activity and supervisors' agenda for the year, including their associated exercises and recommendations.
•Governance: Assessed the suitability of certain key appointments within the Group, in accordance with the internal appointments and suitability assessment procedure. The committee approved specific internal regulation under its remit, including the operating model to integrate AI across the organization. Furthermore, the committee was informed of the implementation of the action plans resulting from the effectiveness assessment of the executive first level committees.
In 2025, the committee held 23 meetings. In addition, resolutions in writing were adopted on one occasion without a session being held. See 'Attendance to board and committee meetings and dedication to the performance of duties' in section 4.3 for members’ meeting attendance and the time spent on meeting preparation and attendance.
2026 priorities
The committee set the following priorities for 2026:
•Monitor the performance and the execution of the strategic plans of the Group's global businesses and subsidiaries, including progress in the agile approach in the way we work to becoming a more efficient and customer-based organization, supported by multidisciplinary teams across the Group.
•Monitor the progress made on certain strategic projects recently announced, such as the acquisition and subsequent integration of both TSB and Webster into Santander UK and Santander US, respectively, and the merger of Openbank and Santander Consumer Finance.
•Continue to assess additional corporate transactions relating to investments and divestments, joint ventures, corporate restructurings and capital transactions.
•Oversee the execution and achievement of specific public targets and, in particular, those announced at the 2026 Investor Day.
•Continue to facilitate efficient decision making, supporting the board and enabling it to focus on general oversight and strategy matters.
•Continue to ensure the committee’s effectiveness and efficient coordination with the board, its committees and the executive first level committees.
Annual report 2025    297

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.5 Audit committee activities in 2025

Germán de la Fuente Chair of the audit committee

"In 2025, the committee held rigorous and independent discussions, combining demanding oversight with open and constructive dialogue with senior management. I would like to sincerely thank all committee members for their dedication, commitment, and valuable contributions throughout the year and especially to Homaira Akbari, who will leave the board and the committee after the 2026 AGM. Likewise, I would like to thank the Group’s teams for their professionalism, transparency and ongoing collaboration with the committee.
This activity report summarises the actions undertaken during the year, in which we have remained focused on the effective oversight of the preparation processes for financial and non-financial information, their integrity and quality, including the associated independent verification conducted. In particular, we have intensified our focus to improve data quality, process traceability and the robustness of the reporting perimeter, as the base for reliable information. As part of that, we have consistently maintained a professional and open relationship with the external auditor, ratifying our proposal to submit their re-election to the next AGM, following completion of the public tender conducted last year.
Likewise, the committee has overseen the execution of the internal audit plan, with a particular focus on key areas such as credit risk, cybersecurity, and financial crime compliance, among others, ensuring that internal audit analysis adequately addressed both current and emerging risks, and that the appropriate internal controls were in place to manage those risks. To this end, it has remained essential to continue to ensure the independence, effectiveness, and adequate resourcing of the internal audit function, which is continuously evolving to support the execution of the transformation agenda around the five global businesses, as well as to integrate new ways of working and technologies that drive greater efficiency, enable deeper analysis and help anticipate emerging risks.
As in previous years, we have shared our areas of focus and insights with the chairs of the audit committees of our main subsidiaries, allowing us to leverage our group-wide collective experience and continue strengthening coordination within the Group.
In 2026, we will continue to oversee the effectiveness of the control environment across global businesses and subsidiaries, with particular attention to the deployment of global platforms and the agile approach in the way we work, in coordination with the risk supervision, regulation and compliance committee. We will also monitor the execution of the internal audit plan and the evolution of the technical capabilities of its team in response to an increasingly digital environment. We will remain focused on regulatory developments within the committee’s remit, working to ensure that it continues to discharge its role in the most effective manner”.

COMPOSITION

Position		Category	Appointed on
Chair	Germán de la Fuente	Independent	21/04/2022A
Members	Homaira Akbari	Independent	26/06/2017
	Henrique de Castro	Independent	21/10/2019
	Belén Romana	Independent	22/12/2015
	Pamela Walkden	Independent	29/10/2019
Secretary	Jaime Pérez Renovales
A. Committee Chair since 23 March 2024.
The board appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in section 4.2.
According to SEC Regulation S-K, committee Chair Germán de la Fuente is considered a financial expert based on his credentials, extensive experience in accounts auditing and strong expertise in accounting and internal and risk control, as well as in the banking industry.

TIME ALLOCATION
In 2025, the committee held 15 meetings, including one joint session with the nomination committee and four joint sessions with the risk supervision, regulation and compliance committee. See 'Attendance to board and committee meetings and dedication to the performance of duties' in section 4.3 for members' attendance and the time spent on meeting preparation and attendance.
The chart below shows the committee's approximate time allocation to its activity areas in 2025:

Annual report 2025    298

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Duties and activities in 2025
This section summarizes the audit committee's activities in 2025.

Duties	Actions undertaken
Financial and non-financial information
Review of financial statements and other financial information
•Reviewed the individual and consolidated annual financial statements and directors' report for 2025, as well as consolidated half-yearly financial report, and submitted them to the board for approval, including the proposed payment of the interim dividend and the supplementary dividend. Monitored compliance with legal requirements and accounting principles and ensured that the external auditor issued a report on the effectiveness of the Group’s system of internal control over financial reporting.
•Reviewed quarterly financial information prior to board approval and subsequent release to the market and supervisory bodies.
•Reviewed supplementary financial information to the annual report, in particular the Universal Registration Document filed with the CNMV and Form 20-F and Form 6-K filed with the SEC.
•Verified, on a quarterly basis, the consistency of the financial information published on our website and the information required to be published on the CNMV’s website, ensuring that it was up to date and consistent with the information approved by the board.

Review of non-financial information
•Oversaw and assessed the preparation and reporting of non-financial information, including sustainability information, in coordination with the responsible banking, sustainability and culture committee, and informed the board accordingly. In particular, reviewed the 2025 Sustainability Statement prepared under the Corporate Sustainability Reporting Directive (CSRD) and the 2024 Green Bond Report prior to board approval, assessing the integrity of the information disclosed and the associated external auditor's review.
•Received regular updates from the Group Chief Accounting Officer (CAO) and the Head of Sustainability on progress with sustainability reporting within the Group. As part of this, it received information on European legislative initiatives aimed at simplifying reporting requirements, as well as advances in embedding impacts, risks and opportunities (IRO) in the Group's management and governance, in coordination with the responsible banking, sustainability and culture committee.
•Endorsed the 2025 Pillar 3 disclosures report and submitted it to the board for approval, with a reinforced level of independent verification conducted by the external auditor.

Information on applied tax policies
•Received information from the Head of tax on applied tax policies based on Spain's Code of Good Tax Practices, prior to their submission to the board for approval, as well as on the annual review of the tax strategy and the tax policy.
•Received information on the filing of the 2024 Tax transparency report to Spain's tax authority (Agencia Estatal de Administración Tributaria).

Relations with the external auditor
Information on the external audit plan
•Received updates on the planning, progress and execution of the audit plan, including the work conducted in connection with the non-financial information.
•Received information on the impact of legal and regulatory developments in connection with financial and non-financial information, as well as their relevance regarding timelines and assurance scope of the external auditor's verification.
•Obtained the external auditor's confirmation of its full access to all information necessary to conduct the audit.
•Analysed the audit reports for the annual financial statements before the external auditor submitted them to the board. It also received the external auditor's additional report explaining the results of the audit conducted, in accordance with the applicable regulation.

Interaction with the external auditor
•Invited the lead audit partner, who met regularly with the committee Chair, to all committee meetings held in 2025, which facilitated effective communication between the external auditor and the board. In addition, the committee met him twice without executives present to ensure fluent and transparent communication and the independent performance of its function.

Assessment of the external auditor’s performance
•Conducted the final review of the external auditor's performance and how it has contributed to the integrity of the financial information, based, among other parameters, on: its knowledge of the business, the quality and efficiency of its services and sufficiency of resources (including the composition and level of seniority of the team involved); the frequency and quality of its communications; its independence; transparency reports and quality controls; and the opinions of the audit committee Chairs and the controllers of the main subsidiaries or relevant subgroups within the Group.
•Received the 2025 PricewaterhouseCoopers Auditores, S.L. (PwC) Transparency report from the lead audit partner, who also informed the committee about the outcomes of regular quality controls initiated by supervisors and other relevant investigations.

Annual report 2025    299

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Duties	Actions undertaken
External auditor independence
PwC’s remuneration for audit and non-audit services	•Monitored PwC’s remuneration, including the following fees for audit and non-audit services provided to the Group:
	EUR million
		2025	2024	2023
	Audit	118.5	122.3	117.5
	Audit-related services	15.0	13.6	8.6
	Tax advisory services	0.1	0.9	1.6
	Other services	7.1	7.4	5.9
	Total	140.7	144.2	133.6

The audit and main non-audit services included for each item in the above breakdown are detailed as follows:
•Audit services: audit of the individual and consolidated financial statements of Banco Santander and its subsidiaries (of which PwC or another network firm is the external auditor); audit of the interim consolidated financial statements of Banco Santander; integrated audits prepared in order to file Form 20-F with the SEC and the internal control audits (SOx) for required Grupo Santander's entities; limited reviews of financial statements; and regulatory reports required from the external auditors.
•Audit-related services: issuance of comfort letters, verification services of financial and non-financial information (as required by regulators) and other reviews of documentation to be submitted to domestic or foreign authorities that, due to their nature, the external auditor typically provides.
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
Additionally, the firm BDO has performed audit and audit-related services totalling EUR 1.9 million.
•Verified that the ratio of PwC's fees paid for all services for Banco Santander and the Group to the annual revenue of PwC in Spain and worldwide did not exceed the 15% limit for three consecutive years. In 2025 the ratio stood at 0.28%.
•Verified every quarter, according to Regulation (EU) No 537/2014 of the European Parliament and of the Council, that the total fees approved in 2025 for non-audit services provided by PwC(including for ‘Audit-related services’, ‘Tax services’ and ‘Other services’, and excluding services that the external auditor is required to perform under domestic or EU laws) were significantly less than 70% of the average of total fees paid specifically to PwC in the past three consecutive years for the ‘Audit’ of Banco Santander and its subsidiaries in Spain (not including fees for reviews with more limited assurance than required for accounts auditing, which are included as non-audit services). In 2025, the ratio stood at 25.46%; and it would have been 15.18% if fees approved for PwC and other firms in its network for services provided to Grupo Santander in and outside Spain were included.
See subsection C.1.32 of section 9.1 'Reconciliation with the CNMV’s corporate governance report model' for the reconciled amounts of the above mentioned fees listed, with the numerator and denominator values of each ratio found in section C.1.32 of section 9.2 'Statistical information on corporate governance required by the CNMV'.
•In 2025, the Group contracted for services by audit firms other than PwC in the amount of EUR 155.9 million (EUR 206.2 and 174.1 million in 2024 and 2023, respectively).

Non-audit services
•Approved, on a monthly basis, all non-audit services rendered by the Group's external auditor, verifying that all of them met the independence requirements under Spanish and European regulation and SEC and Public Company Accounting Oversight Board (PCAOB) rules, as well as complying with our internal Policy on the approval of services other than audits provided by the external auditor.

Personal and financial relations
•Received written confirmation from PwC that the designated audit team, PwC as the auditor firm, everyone else that forms part of PwC or of other firms in its network, including all applicable extended relations to them complied with the requirements on external auditor independence, analysing possible threats and taking appropriate safeguarding measures in line with their internal policies and procedures.
•Received information about the results of the internal review (carried out every six months and according to our internal regulation) on possible financial ties between Grupo Santander and PwC and its related parties, which concluded that no existing ties compromised the independence of PwC as external auditor.

Annual report 2025    300

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Duties	Actions undertaken
External auditor independence report
•Verified the external auditor's independence prior to the issuance of the 2025 auditor’s report on the financial statements, considering:
•the remuneration it has received for audit and non-audit services;
•the nature of all non-audit services rendered by the external auditor; and
•the personal circumstances and financial dealings that the external auditor or persons performing the audit may have with the Group.
•Received written confirmation from PwC of its independence from Grupo Santander in accordance with applicable European and Spanish law and the SEC and the PCAOB rules.
•Concluded that, in its opinion, it had no objective reason to question the external auditor's independence and issued this annual report on its independence.

External auditor mandate
Re-election of the auditor
•Confirmed the recommendation made to the board in 2024 in view of the public tender conducted to select the external auditor following PwC's ten-year mandate, proposing to the board — for approval and subsequent submission to the 2026 AGM — the re-election of PwC as external auditor of Banco Santander and its consolidated group for financial year 2026.
•Confirmed that from 2026, and in accordance with applicable regulations, the new lead audit partner is Alexander García, replacing Julián González after five years in the role. Alexander García has more than 20 years of experience auditing international financial groups.

Appointment of the verifier of the sustainability information
•Recommended to the board the appointment of the external auditor as the independent verifier of 2026 sustainability information of Banco Santander and its consolidated group, subject to the implementation of the CSRD in Spain, and proposed its submission for approval to the 2026 AGM.

Internal audit
Monitoring of internal audit activities
•Reviewed the annual internal audit plan for 2025 and submitted it to the board for approval, ensuring that it covered the Group's material risks, with a key focus on credit risk, third party risk management, model risk and financial crime compliance, among others.
•Received information from each subsidiary Chief Audit Executive (CAE) at least once in 2025.
•Received regular information on internal audit activities carried out in 2025, monitoring progress in the internal audit plan and overseeing ratings and recommendations of global businesses, units and corporate functions, and further promoting a continued focus on maintaining a robust control environment.
•Continued promoting the first line’s further involvement in internal audit recommendations and ensured that senior management and the board took into account the conclusions and recommendations of internal audit reports.
•Received holistic reviews of internal audit coverage of cybersecurity, technological risks, vendor management risk, financial crime, strategic risk, sustainability, model risk, credit risk, capital and solvency, structural and liquidity risks and operational risk, among other topics, to ensure proper oversight, with first and second line of defence representatives invited to provide additional perspectives, as appropriate.

Oversight of the internal audit function
•Supervised the internal audit function and ensured its independence and effectiveness in 2025.
•Assessed the preparedness and effectiveness of the internal audit function to fulfil its duties after being informed of the organisational changes within the internal audit function to ensure that the function was well structured to deliver its objectives in the context of the transformation agenda and the consolidation of all our activities under five global businesses.
•Reviewed the external quality assessment performed by the Institute of Internal Auditors in Spain in certain units to continue ensuring the effectiveness of the function and its alignment with best practice and Global Internal Audit Standards.
•Reviewed and approved the internal audit function strategic plan for 2025-2026.
•Endorsed the 2025 internal audit function budget, ensuring that the function had the appropriate resources and skill sets needed to discharge its duties effectively.
•Received information on the digital initiatives launched, including upskilling and development activities regarding AI, as well as the internal audit hubs created to continue improving the efficiency of the functions' work.
•Invited the Group CAE to committee meetings and held two private sessions with her but without other executives or the external auditor present. The committee also invited additional internal audit officers to meetings throughout 2025, when required.
•Reviewed and endorsed the CAE's 2025 objectives for onward submission to the board for approval, and assessed her performance against those objectives and reported the results to the remuneration committee and to the board to set her variable remuneration.
•Participated in the election and appointment and verified the suitability of the subsidiary CAEs in coordination with the Group nomination committee.

Internal control systems
Monitoring the effectiveness of Internal control systems
•Received information on the Group's Internal control systems (ICS), including those associated with non-financial information preparation and reporting, and monitored related action plans.
•Received information on the results of the assessment and certification of the Internal Control Model for 2024 and assessed its effectiveness in compliance with the CNMV's and the SEC's (SOx) regulations.

Annual report 2025    301

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Duties	Actions undertaken
Governance
Coordination with the risk supervision, regulation and compliance committee
•Reviewed the risk, compliance and internal audit aspects of the global businesses and subsidiaries, with first line of defence representatives present.
•Received information on the Group's whistleblowing channel (Canal Abierto), with a special focus on matters within the committee's remit to ensure employees and other persons related to the Group to speak up, be heard and report irregular practices without fear of reprisal. Reported favourably to the board on the update of internal regulation regarding Canal Abierto, with a key focus on ensuring its alignment with the CNMV Technical Guide 1/2024 on Audit Committees.
•Discussed additional topics of mutual interest, such as risk culture and the internal control environment, including measures implemented in connection with the adoption of an agile approach in the way we work, and received an update on internal audit matters of the risk and compliance functions.
•Received regular updates on the main legal and tax contingencies, associated provisions and applicable public information.
•Invited the Chief Risk Officer (CRO) to all 2025 committee meetings.
•The Chairs of the audit committee and of the risk supervision, regulation and compliance committee remained in constant communication, ensuring full coordination and collaboration among their respective committees.

CAO appointment	•Participated in the CAO selection process, led by the nomination committee, resulting in the proposal to appoint Manuel Preto for that position, which the board subsequently approved.
Coordination with subsidiaries
•Held several remote meetings with the subsidiary audit committee chairs and invited them to committee meetings throughout the year. For more details, see 'Group and subsidiary committee relations' in section 7.2.
•Received reports from Santander España's joint audit and risk committee on the main items covered at the meetings held throughout the year.

Related-party and corporate transactions
Corporate transactions	•Reviewed, in coordination with the risk supervision, regulation and compliance committee, the proposed merger of Openbank and Santander Consumer Finance.
Creation or acquisition of special-purpose vehicles and entities based in countries considered non-cooperative jurisdictions
•Received information on the activities of the Group’s offshore entities from the Head of tax, and provided this information to the board. See note 3.c) in the 'Notes to the consolidated financial statements'.
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
•Supervised and reported to the board on a bi-annual basis that the related-party transactions, including those authorized with delegated board powers, complied with the law, the Rules and regulations of the board and/or the conditions set by board resolution; and verified alignment with the internal reporting and monitoring procedure and that those transactions met the fairness and transparency requirements established in the aforementioned rules and were fair and reasonable.
•Issued the Related-party transactions report. For more, details see section 4.12 'Related-party transactions and other conflicts of interest'.

Information for general meetings and corporate documents
Shareholder information	•Was represented at the 2025 AGM by the committee Chair, who reported on the committee's activities in 2024.
Corporate documents for 2025
•Prepared this activities report on 19 February 2026, which includes a performance review of the committee's functions and activities carried out, and key priorities identified for 2026. The board of directors approved it on 24 February 2026.

Annual report 2025    302

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2026 priorities
The committee set these priorities for 2026:
•Continue to oversee the integrity and quality of the Group’s financial and non-financial information. Likewise, maintain a robust and open relationship with the external auditor, reviewing its audit plan, independence, execution quality, key judgements, and significant areas of its audit.
•Continue to supervise the effectiveness of the control environment in the Group's global business and units, with a special focus on the implementation of global platforms and the agile approach in the way we work, in coordination with the risk supervision, regulation and compliance committee.
•Supervise the internal audit plan execution throughout the Group, with a special focus on fundamental risks, such as credit risk, cybersecurity, financial crime prevention, third party risk management, operational resilience and risk derived from emerging technologies such as generative AI.
•Remain focused on the independence and effectiveness of the internal audit function, ensuring its preparedness to fulfil its duties, including the required resources, skills and expertise of its people, especially in the area of new technologies.

•Reinforce oversight of the closure of significant observations, when applicable, from internal audit, the external auditor, supervisors and control functions, ensuring effective and sustainable remediations.
•Monitor legislative initiatives within the committee’s remit, with special attention to internal controls related to sustainability reporting and the level of preparedness for its external assurance, in coordination with the responsible banking, sustainability and culture committee.
•Hold a subsidiary audit committee Chairs' convention in 2026 to further enhance communication and collaboration across the Group.
•Remain focused on discharging its role in the most tangible and effective manner.
Annual report 2025    303

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.6 Nomination committee activities in 2025

Belén Romana Chair of the nomination committee

"In 2025, the committee continued to oversee that both the board of directors and the senior management team were suitable to deliver the agreed strategic objectives and to execute the Group’s transformation agenda. With this objective, we carried out a detailed review of the board composition and associated succession planning considerations, ensuring that its collective skills and experience continued to contribute effectively to the Group’s success.
As committed under the action plan derived from the 2025 board effectiveness review evaluation, we have continued to work on the appropriate refreshment of the board, taking into account relevant factors such as our strategic direction, our presence in key markets and associated global scale. As a result, we will shortly welcome Deborah Vieitas, Chair of the board of Santander Brasil, who brings extensive professional experience in the financial sector and Brazilian market knowledge to the board.
Senior management succession planning has also been a priority throughout 2025, ensuring that the Group has the appropriate depth talent to address future business challenges and that succession plans remain effective. We remain firmly committed to the development of internal talent and to ensuring that our leaders are fully aligned with the corporate culture. As part of the board’s visit to the US in 2025, we held a dedicated session with high-potential executives to assess the quality of our internal talent pipeline. With regard to the appointments announced during the year, and in line with its oversight responsibilities, the committee recommended new senior management appointments, including the global heads of Digital Consumer Bank and of data & artificial intelligence, as well as the new Chief Risk Officer*, among others.
In line with our commitment to best governance practices, the committee continued to oversee the effectiveness of the board and its committees, as well as the proper implementation of the action plan arising from the board evaluation. The evaluation carried out in 2025 confirmed the overall satisfaction of directors with the effectiveness of the board’s functioning, which benefits from a strong culture that fosters open and constructive debate.
We firmly believe that robust governance and proactive talent management are essential elements of the Group’s success. Looking ahead, the committee will continue to work to ensure that the board and the senior management team are well prepared to address strategic challenges, drawing on our strong corporate culture to attract, develop and retain the best people to lead the Group’s progress".

COMPOSITION

Position		Category	Appointed on
Chair	Belén Romana	Independent	01/01/2024A
Members	Carlos Barrabés	Independent	27/07/2024
	Sol Daurella	Independent	23/02/2015
	Gina Díez Barroso	Independent	22/12/2021
	Glenn Hutchins	Independent	20/12/2022
Secretary	Jaime Pérez Renovales
A. Committee Chair since 23 March 2024.
The board appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and'Board skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2025, the committee held nine meetings, including one joint session with the audit committee. In addition, resolutions in writing were adopted on two occasions without a session being held. See 'Attendance to board and committee meetings and dedication to the performance of duties' in section 4.3 for members' attendance and the time spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation to its activity areas in 2025:
Annual report 2025    304

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Duties and activities in 2025
This section summarizes the nomination committee's activities in 2025.

Duties	Actions taken
Board and committee composition
Selection and succession of the board and its committees
•Ensured that board member selection procedures guaranteed directors’ individual and collective suitability and fostered diversity in its broadest sense; and analysed the required expertise, skills and time commitment for effective board membership.
•Continued to oversee, together with the Executive Chair, succession planning activities for the board.
•Continued monitoring and assessing the board and its committees' overall skills and competencies, therefore ensuring that their collective composition remained appropriate to oversee and lead the strategic direction of the Group and to perform their duties successfully.

Appointment and re-election of directors
•Considered areas of expertise and experience required to complement the board by reference to the board skills and diversity matrix as well as the annual board effectiveness review in order to target appropriate searches and recruitment.
•Ensured that any proposed appointment had been drawn from a depth of candidate pool that recognized diversity in its broadest sense, therefore ensuring the best possible outcomes.
•Proposed the appointment of Deborah Vieitas as independent director to be approved by shareholders at the 2026 AGM, subject to the relevant regulatory authorization.
•Proposed director reelections that will be submitted to shareholder approval at the 2026 AGM, taking into account our policy on the selection, succession and suitability assessment of directors, as well as the outcome of directors' annual suitability assessments.

Annual verification of directors' status
•Verified each director category (i.e. executive, independent and other external) and submitted a proposal to the board for it to be confirmed or reviewed in the annual corporate governance report and at the 2026 AGM. For more details, see section 4.2 'Board composition'.
•Assessed directors’ independence, verifying (among other factors) that there were no significant business ties between the Group and companies in which they are, or have been, significant shareholders, directors or senior managers, in particular regarding financing extended by the Group to such companies. In all cases, the committee concluded that existing ties were not significant because (i) financing (a) did not constitute economic dependency for such companies because other sources of funding were available, and (b) was consistent with the Group’s share of the relevant market; and because (ii) business ties did not reach comparable materiality thresholds used in other jurisdictions as benchmarks (e.g. New York Stock Exchange (NYSE), Nasdaq and Canada’s Bank Act), among other reasons.

Director training and development programmes
•Assessed the effectiveness of director training and development programmes, guaranteeing that they were designed according to their circumstances and needs, and identified areas for improvement and additional training topics for 2026.
•Analysed the effectiveness of the subsidiary director training programme to keep them updated on relevant Group matters and endorsed the proposed training topics for 2026.

International advisory board
•Assessed the composition of the international advisory board in order to ensure it had the right skills and experience to perform its duties successfully.
•Recommended the nomination of José Fernández da Ponte as member of the international advisory board and was kept apprised of the resignations submitted by Andreas Dombret and Lawrence Summers. See section 4.11 'International advisory board’.

Senior management and talent
Appointments
•Recommended specific appointments, which were later agreed by the board, verifying their suitability for the role being proposed. In particular, the selection of the CAO and the CRO was conducted in coordination with the audit and the risk supervision, regulation and compliance committees, respectively. For more details, see section 5. 'Senior management team'.
•Assessed senior management attrition rates, talent retention and associated risks in coordination with the risk supervision, regulation and compliance committee, and made related recommendations.

Succession planning
•Oversaw the discipline applied to executive directors and senior management succession planning, which also included key positions both at Group and subsidiary levels, and made sure that such plans were implemented through a rigorous, transparent, merit-based and objective process that promotes diversity in its broadest sense.
•Monitored the effectiveness of top management succession plans.
•Reviewed the senior management succession plans for onward submission to the board for approval and, where relevant, posed challenges to ensure that such plans had strength in depth.

People and culture
•Discussed the activities conducted by the people, culture & organization function to continue supporting progress on a merit-based culture of equal opportunity and inclusion that supports our transformation and move towards the agile approach in the way we work.
•Monitored progress towards equality and greater representation of women in executive positions.
•Assessed and challenged proposals on executives' mission, career development plans, mobility and talent retention initiatives Group-wide.

Annual report 2025    305

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Duties	Actions taken
Governance
Board effectiveness review
•Reviewed the execution of the action plan to address the areas for improvement identified in the 2024 board effectiveness annual review, which was conducted internally, ensuring its successful and timely completion.
•Oversaw the 2025 board effectiveness review, which was also conducted internally, and endorsed the resulting action plan. For more details, see 'Board effectiveness review in 2025' in section 4.3.
•Analysed the outcomes of the subsidiary board and board Chairs annual effectiveness reviews.

Lead Independent Director
•Reviewed the activities conducted by the Lead Independent Director, ensuring the discharge of his duties, as evidenced through a summary of his activities over the year, which was also submitted to the board. See 'Lead Independent Director' in section 4.3.
•Reviewed the engagement activity conducted by the Lead Independent Director with shareholders, investors and proxy advisors, and analysed their feedback on the Group's corporate governance arrangements.

Corporate governance
•Reviewed the key highlights of the 2025 AGM and monitored shareholder experience and results, quorum and voting results, including the feedback received on the fully virtual format it was held in. Received updated information on our investors and proxy advisors' insights and evolving market trends on general shareholder meeting format. And recommended the board call the 2026 AGM in a virtual format, in light of the success of the 2025 virtual AGM, which was marked by high levels of shareholder engagement, and given that this format enhances shareholder participation and ensures their equal treatment and is consistent with the Group's digital transformation and sustainability commitment, also considering the growing global trend towards fully virtual shareholder meetings.
•Verified the independence of the external advisers hired by the committee and the remuneration committee in 2025, analysing their services and the amounts they received, among others.
•Reviewed the annual corporate governance report to verify that information contained therein conforms to the applicable law.
•Assisted the board in the regular review of our corporate governance system for the board to fulfill its mission to promote corporate interest and consider stakeholders' expectations.

Internal governance
•Monitored the split of roles and responsibilities between the Executive Chair and the CEO to ensure their ongoing effectiveness and alignment with the board approved allocation. For more details, see 'Board structure and organization' in section 4.3.
•Oversaw subsidiary board composition to ensure consistent collective suitability in line with expectations across the Group.
•Verified that subsidiaries followed the provisions of the GSGM relating to board and committee structure and their functions pursuant to best practices. In addition, the committee tracked subsidiary actions and progress in implementing internal regulation required by the Group for its subsidiaries. For more details, see section 7. 'Group structure and internal governance'.
•Endorsed changes to the GSGM to include data & AI as a global support function and key position in the subsidiaries that reports to the Global CDAIO and locally to the subsidiary CEO.
•Remained informed of the actions taken to simplify and streamline internal regulations and executive level governance bodies' effectiveness with no loss of governance.

Suitability assessment of directors and key positions
Appointments
•Recommended the appointment of Group and subsidiary key position holders after confirming their suitability. The suitability assessments of the subsidiary CAEs, and CROs and CCOs were conducted in coordination with the Group audit and risk supervision, regulation and compliance committees, respectively.
•Endorsed Group director nominations for subsidiary boards after confirming their suitability.

Annual assessment
•Conducted the annual suitability assessment of directors, senior management, heads of internal control functions and the Group's key position holders, overseeing situations that might impact on the Group's credit and reputation, and confirming these individuals' continued good business and professional reputes and appropriate knowledge and experience to perform their duties.
•Concluded that board members continue to discharge good governance, having analysed their notifications regarding their other professional obligations and confirmed that these do not affect their ability to devote the necessary time nor generate any conflict of interest; and having overseen their attendance at board and committee meetings and ensured that it did not fall below 75%. Furthermore, average board attendance was verified as 99%. For more details, see 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3.

Continuous oversight
•Examined the information provided by directors about their intention to carry out other professional activities or hold positions outside the Group and the related time commitment and concluded that those commitments were compliant with the applicable legislation regarding the maximum number of directorships they may hold, and did not interfere with their obligations as Banco Santander directors nor entail any conflict of interest.

Annual report 2025    306

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Duties	Actions taken
Information for general meetings and corporate documents
Shareholder information	•Was represented at the 2025 AGM by the committee Chair, who reported on the committee's activities in 2024.
Corporate documents for 2025
•Prepared this activities report on 23 February 2026, which includes a performance review of the committee's 2025 duties and actions taken and key priorities identified for 2026. The board of directors approved it on 24 February 2026.

2026 priorities
The committee set these priorities for 2026:
•Continue to supervise succession arrangements for board members to ensure its effective planning. Continue to take its proactive approach to board refreshment and associated succession planning, considering board effectiveness review outcomes and other relevant factors.
•Keep a proactive focus on senior executive succession planning based on the Group’s strategic needs, and the potential challenges the business may face, while maintaining our attention to the continued development of our internal succession pipeline.
•Continue to promote initiatives and programmes that facilitate our internal talent's most optimal preparedness for assuming new responsibilities. Further continue to promote a merit-based culture of equal opportunity and inclusion that facilitates the success of our leaders and multidisciplinary and agile teams in our transformation agenda.
•Monitor ongoing regulatory initiatives within the committee's remit, with a key focus on those which might impact our internal regulation.
•Keep our corporate governance arrangements under constant review to make sure they continue to consider all stakeholders’ interests by closely monitoring shareholder engagement and, together with the Lead Independent Director, taking into account their feedback and insights. In particular, monitor shareholder experience and results of the 2026 AGM, including the feedback received on the format in which it will be held and reporting on this to the board.
•Plan and oversee the board effectiveness review to be conducted by an external advisor, and to propose to the board the actions required to address any resulting changes or improvements.
•Oversee execution of the actions derived from the 2025 board effectiveness review and remain focused on ensuring that the board and its committees discharge their role in the most tangible and effective manner.
Annual report 2025    307

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.7 Remuneration committee activities in 2025

Glenn H. Hutchins Chair of the remuneration committee

"As Chair of the remuneration committee, I am pleased to summarize our work during 2025. The committee remained focused on ensuring that the Group’s compensation framework supports our strategy, reinforces a strong risk culture, and aligns the interests of management with those of shareholders.
Our ability to deliver on our Investor Day commitments depends fundamentally on our people. A well-designed compensation framework is essential to attracting, developing and retaining top talent worldwide — and to driving the transformation that underpins long-term shareholder value creation.
Our approach rewards sustainable results and behaviors aligned with shareholder interests. During the year, the committee reviewed feedback from shareholders and proxy advisors and defined the performance indicators for 2026 variable compensation. These indicators maintain a clear focus on shareholder value creation, Group-wide collaboration, capital discipline, and the successful execution of our transformation agenda.
The committee worked closely with the risk committee to ensure that compensation outcomes remain fully aligned with the Group’s risk profile. We reviewed the achievement of 2025 executive variable compensation targets and assessed risk adjustments, ensuring alignment with prudent risk management at all times.
We oversaw enhancements to the performance management system to promote clear objectives, reinforce accountability, and support individual development. An external advisor confirmed that the Group’s compensation policies and practices remain fully compliant with applicable regulations. The committee also endorsed updates to internal policies to maintain alignment with evolving regulatory and supervisory expectations.
The committee monitored compensation trends across our markets to ensure our practices remain competitive and support the development of high-performing teams committed to the Group’s strategic priorities
The committee will continue to refine incentive structures to drive long-term shareholder value, foster collaboration across the organization, and maintain alignment with prudent risk and capital management. We will stay attentive to evolving market practices and regulatory expectations while strengthening our ability to attract, develop and retain the talent required to execute our strategy".

COMPOSITION

Position		Category	Appointed on
Chair	Glenn Hutchins	Independent	20/12/2022
Members	Sol Daurella	Independent	23/02/2015
	Henrique de Castro	Independent	29/10/2019
	Luis Isasi	Other external	19/05/2020
	Antonio Weiss	Independent	01/01/2025
Secretary	Jaime Pérez Renovales
A. Committee Chair since 1 October 2023.
The board appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2025, the committee held nine meetings, including one joint session with the risk supervision, regulation and compliance committee. See 'Attendance to board and committee meetings and dedication to the performance of duties' in section 4.3 for members’ attendance and the time spent on meeting preparation and attendance.
The chart below shows the committee's approximate time allocation to its activity areas in 2025:
Annual report 2025    308

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Duties and activities in 2025
This section summarizes the remuneration committee's activities in 2025.

Duties	Actions taken
Remuneration schemes and policies
Remuneration policy for executive directors, senior management and other key executives
•Remained focused on simplifying executive director and senior management remuneration, shaping remuneration schemes consistent with our Simple, Personal and Fair values, with a special focus on shareholder value creation.
•Proposed to the board the global annual executive variable remuneration for 2025 (payable immediately and deferred executive remuneration), based on achievement of previously set quantitative and qualitative targets.
•Recommended to the board the annual performance indicators to calculate the Group's variable remuneration for 2026 in order to maintain focus on Group-wide collaboration, shareholder value creation, solid risk management, rigorous capital discipline and the Group's transformation, among others.
•Proposed to the board the achievement scales for the annual and multi-year performance targets and weightings.

Compliance with the remuneration policy
•Checked that remuneration schemes aligned with the Group's performance, corporate culture, risk appetite and applicable regulation, and created no incentive to breach risk appetite.
•Reported to the board on Group remuneration practices and assessed their effectiveness, receiving confirmation on their alignment with the Group remuneration policy.
•Reported to the board on an external advisor assessment of the remuneration policy that concluded that the Group's policies, procedures and practices comply with the regulatory requirements for credit institutions.
•Reviewed the ex-ante and ex-post risk adjustments of total variable remuneration and oversaw the application of malus and clawback arrangements, assigned to the global businesses and subsidiaries, based on actual risk outcomes and their management, in conjunction with the risk supervision, regulation and compliance committee.

Director remuneration policy report
•Received information from the Lead Independent Director on his engagement with key shareholders and proxy advisors regarding executive director remuneration.
•Reviewed and proposed to the board the annual directors' remuneration report for an advisory vote at the 2025 AGM.
•Assisted the board in overseeing compliance with the director remuneration policy.
•Recommended the directors' remuneration policy for 2026, 2027 and 2028 that will be submitted by the board of directors at the 2026 AGM as a separate item on the agenda pursuant to Article 529 novodecies of Spain's Companies Act and is an integral part of the director remuneration policy report. See sections 6.4 Directors' remuneration policy for 2026, 2027 and 2028' and 6.5 'Preparatory work and decision-making for the remuneration policy; remuneration committee involvement'. As part of that, the committee considered input from shareholder and stakeholder engagement during the year, as well as recommendations from regulators. The committee verified that the policy complies with legal requirements and/or applicable regulation concerning remuneration and is consistent with the remuneration scheme set out in the Bylaws and with the Group's culture and Simple, Personal and Fair values.

People and culture
•Reviewed 'equal pay for equal work' and gender pay gap and equal pay data against the previous year.
•Reported favourably to the board on the update of internal regulation within its remit, with a key focus on ensuring alignment with supervisory expectations.
•Reviewed the 2025 performance management system, with conversations between managers and teams to bring attention to what we do and how we do it, all within a solid risk culture, while driving everyone's development. In addition, reviewed the proposed changes for the 2026 performance management system, to address the adoption of the agile approach in the way we work.
•Was kept apprised of remuneration practices, trends and challenges in several local markets.

Executive directors, senior management and Corporate Identified Staff remuneration
Performance reviews
•Reviewed the calibration of executives’ performance reviews for senior management and, in particular, for the Executive Chair, the CEO, the CFO and other senior executives, after receiving the views of the non-executive directors at meetings that the lead independent director convened for this purpose, as well as those of the audit committee in the case of the CAE, and of the risk supervision, regulation and compliance committee in the case of the CRO and the Chief Compliance Officer (CCO).

Fixed and variable remuneration for executive directors and senior management
•Checked that executive directors' fixed remuneration remained appropriate to their duties based on market rates.
•Proposed to the board variable remuneration for the preceding year payable either immediately or in deferred amounts, based on annual performance targets and their weightings as set by the board.
•Proposed to the board the remuneration for newly appointed members of the senior management team.
•Made sure remuneration for senior management remained fair and competitive, recommending adjustments where appropriate to the board, based on a benchmark analysis and specific pay principles.

Annual report 2025    309

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Duties	Actions taken
Share plans
•Proposed to the board the remuneration plans that involve the delivery of shares for executive directors, senior management and other key executives. Specifically, those related to the executive directors were recommended for onward submission to the 2025 AGM.
•Analysed and submitted to the board tailored incentive schemes for different units to drive talent retention and alignment with the Group’s strategic priorities.

Corporate Identified Staff
•Reviewed the number of executives who are part of the Corporate Identified Staff (Corporate Material Risk Takers) in 2025 pursuant to applicable law, trends versus previous years and fixed and variable remuneration ratios for control functions to ensure they remained consistent with regulation and targets.
•Set key remuneration components for Corporate Identified Staff in coordination with the risk supervision, regulation and compliance committee.
•Submitted a proposal to the board, for subsequent submission to the 2025 AGM, regarding the approval of maximum variable remuneration of up to 200% of the fixed component for certain Corporate Identified Staff, including executive directors and senior management.
•Checked that remuneration schemes supported the attraction and retention of key talent to help drive the Group's strategy, the application of the incentives implemented in the Group, and the level of achievement of long-term deferred remuneration metrics.

Remuneration of directors
Individual remuneration of directors in their capacity as such
•Reviewed directors’ remuneration in their capacity as such, based on the positions they held on the collective decision-making body, their membership and attendance at committee meetings, benchmark information and other objective circumstances and submitted the relevant proposals to the board. For more details, see section 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025'.

Governance
Coordination with risk
•Held a joint session with the risk supervision, regulation and compliance committee to review the action plans aimed at mitigating conduct risk in remuneration for the external sales force.
•Verified that remuneration schemes factor in capital and liquidity, and do not offer incentives to assume risks that exceed Banco Santander's tolerance, thus promoting and being compatible with appropriate and effective risk management.

Information for general meetings and corporate documents
Shareholders information	•Was represented at the 2025 AGM by the committee Chair, who reported on the committee's activities in 2024.
Corporate documents for 2025
•Prepared this report on 23 February 2026, which includes a performance review of the committee's 2025 duties and actions taken and key priorities identified for 2026. The board of directors approved it on 24 February 2026.

2026 priorities
The committee set these priorities for 2026:
•Keep incentive measures under continuous review to ensure that they continue to prioritize the Group's success, incentivize collaboration across the organization and shareholder value creation, and remain aligned with our solid risk and capital management disciplines.
•Continue to monitor the risk adjustments in variable remuneration, ensuring that the latter aligns with the risk profile of the activities that the Group performs, the sustainability of the results achieved, and its long-term interests.
•Continue to monitor trends and best practices in executive remuneration to enhance our employee value proposition further, promoting effective attraction and retention of key talent to deliver the Group's strategy, including the public targets announced at the 2026 Investor Day, while maintaining focus on investors, proxy advisors, supervisors and regulators’ expectations.
•Continue promoting talent development, recognizing high performance through our performance management system, and supporting progress on an inclusive culture that ensures the avoidance of pay gaps.
•Remain focused on discharging its role in the most tangible and effective manner.
Annual report 2025    310

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.8 Risk supervision, regulation and compliance committee activities in 2025

Pamela Walkden Chair of the risk supervision, regulation and compliance committee

"In 2025, the committee continued to play a key role in supporting the board’s oversight of the Group’s risk profile against a backdrop of heightened geopolitical uncertainty, evolving supervisory expectations and the ongoing transformation of the Group. The diverse skills and experience of its members enabled the committee to provide effective challenge and support to management, while close coordination with the subsidiary risk committees allowed us to leverage their collective expertise.
Throughout the year, the committee focused on ensuring that risks were appropriately identified, assessed and managed within the board-approved risk appetite, maintaining a strong and effective control environment. We remained acutely aware of external factors, including market volatility and developments in the cyberthreat and fraud landscape, with their potential to affect the Group’s businesses and operating model. We also monitored both existing and emerging risks and challenged management on their potential impact and the adequacy of mitigation actions. As in previous years, we reviewed risks by type, by global business and subsidiary, to ensure we are looking at all aspects of our global-local model.
Credit risk and non-performing assets remained high on our agenda but there was also increased focus on aspects of operational risk and resilience. Compliance and conduct risk oversight, including financial crime, were also key areas of focus in 2025. The committee reviewed the effectiveness of both the risk and compliance functions, with particular attention to its independence and the adequacy of its resources.
We also supported the board in overseeing the Group’s capital and liquidity position, with a focus on ensuring resilience under stressed conditions. We reviewed the capital and liquidity adequacy processes, and stress testing remained a core element of our work. In addition, we received regular updates on supervisory interactions across the Group’s footprint, and monitored key outcomes from supervisory reviews, as part of our commitment to an open and constructive dialogue with supervisors.
The committee participated in the succession process for a new Group CRO, which resulted in the appointment of Pedro Castro, replacing Mahesh Aditya. The committee is fully confident in Pedro’s ability to succeed in the role and will support his onboarding process. In turn, I would like to thank Mahesh for his significant contribution to the Group’s risk culture and wish him every success in his new role as CEO of Santander UK.
The committee also worked in close coordination with other committees, particularly the audit, the responsible banking, sustainability and culture, and the innovation and technology committees, to facilitate coherent and comprehensive oversight of areas of mutual interest. We also worked with the remuneration committee including the year-end remuneration process. We intend to further reinforce this committee coordination in 2026, with a particular focus on technological, ESG and third-party risks, cybersecurity, and operational resilience, among others.
Looking ahead, the committee will remain focused on anticipating emerging risks, supporting the Group’s strategic transformation and ensuring that the risk and compliance functions continue to operate to the highest standards of effectiveness and independence".

COMPOSITION

Position		Category	Appointed on
Chair	Pamela Walkden	Independent	01/05/2021A
Members	José Antonio Álvarez	Other external	01/01/2025
	Germán de la Fuente	Independent	01/01/2023
	Luis Isasi	Other external	19/05/2020
	Belén Romana	Independent	28/10/2016
Secretary	Jaime Pérez Renovales
A. Committee Chair since 23 March 2024.
The board appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2025, the committee held 14 meetings, including four joint sessions with the audit committee and one joint session with the remuneration committee. See 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3 for members’ attendance and the estimated average time spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation to its activity areas in 2025:
Annual report 2025    311

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Duties and activities in 2025
This section summarizes the risk supervision, regulation and compliance committee's activities in 2025.

Duties	Actions taken
Risk
Strategy and risk appetite
•Reviewed risk appetite metrics, compliance with the approved limits and any breaches on a quarterly basis.
•Reviewed the annual risk appetite statement proposal for 2026, including new metrics and limits, and submitted it to the board for approval.
•Reviewed the three-year strategic plan, the annual budget and the recovery plan before the board approved them. Reviewed and challenged the identified risks and mitigating factors associated with those key processes, their consistency, and alignment with the Group's risk appetite.

Risk management and control
•Reviewed the risk profile and risk management of the Group's global businesses and main subsidiaries in coordination with the audit committee, with a special focus on credit risk, operational risk, financial crime compliance and the risks associated with our transformation.
•Reviewed the risks of strategic projects and their mitigation measures, before their submission to the board.
•Checked that the Group's risk management and control, most notably the risk profile assessment and the risk control self-assessment, remained robust.
•Analysed the potential impact and opportunities associated with emerging risks and how they would affect our business model, including the numerous businesses and subsidiaries.
•Received and analysed specific information on credit risk, with a special focus on non-performing assets; market, counterparty, liquidity and structural, and operational risks.
•Reviewed the EBA Guidelines (2025/01) on ESG risk management in coordination with the responsible banking, sustainability and culture committee.
•Received regular updates on legal risk, in coordination with the audit committee.
•Assessed senior management attrition rates, talent retention and associated risks and dynamics, in coordination with the nomination committee, and made related recommendations.
•Received and analysed updated information on third party risk management and compliance with the requirements of Digital Operational Resilience Act (DORA), technological and data risk, cybersecurity and operational resilience, in cooperation with the innovation and technology committee.
•Supported the board in the supervision of crisis management and resolution planning and business continuity and contingency plans.

Remuneration policies and practices - coordination with the remuneration committee
•Reviewed the subsidiary action plans on internal sales force pay and related conduct risk.
•Verified that remuneration schemes factor in risk, capital, liquidity and the likelihood and opportunity of remuneration components, and do not offer incentives to assume risks that exceed Banco Santander's tolerance, thus promoting and being compatible with appropriate and effective risk management.
•Proposed to the board the global annual executive variable remuneration for 2025 (payable immediately and deferred executive remuneration), based on the achievement of previously set quantitative and qualitative targets. In addition, reviewed the ex-ante and ex-post risk adjustments of total variable remuneration assigned to the global businesses and subsidiaries, taking into account actual risk outcomes and their management, and oversaw the application of malus and clawback arrangements, in conjunction with the remuneration committee.
•Reviewed the results of the exercise carried out annually to identify employees whose professional activities had a material impact on the Group´s risk profile (Corporate Identified Staff).

Risk function
•Reviewed the risk function’s activities, strategy, strengths and potential areas for improvement.
•Ensured the ongoing independence and effectiveness of the risk function, including the assessment of the sufficiency and appropriateness of its resourcing.
•Endorsed the CRO's 2025 objectives for onward submission to the board for approval. Reviewed the CRO's annual performance against those objectives and reported the results to the remuneration committee and board to set his variable remuneration.
•Participated in the selection process of the CRO, led by the nomination committee, which resulted in the proposal to appoint Pedro Castro for that position, subsequently approved by the board.
•Participated in the selection and appointment of the subsidiary CROs verifying their suitability, in coordination with the Group nomination committee.

Annual report 2025    312

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Duties	Actions taken
Compliance
Oversight of compliance and conduct risks
•Reviewed monthly reports on regulatory issues, product governance and costumer protection, reputational risk, internal and external events, notifications and inspections by supervisors, among others.
•Received updates on compliance and conduct risks from the Group's global businesses and main subsidiaries.
•Received information on the Group's whistleblowing channel (Canal Abierto) at a joint meeting with the audit committee, with a special focus on matters within the committee's remit, to ensure that empowers employees and other persons related to the Group to speak up, be heard and report irregular practices without fear of reprisal. Reported favourably to the board on the update of internal regulation regarding Canal Abierto, with a key focus on ensuring its alignment with the CNMV Technical Guide 1/2024 on Audit Committees.
•Reviewed reports on customer and other stakeholders' complaints to ensure that their root causes were being assessed and action plans set to reduce and mitigate any identified deficiencies.
•Reviewed the main risks identified, as well as the concerns, priorities and actions taken regarding conduct risk with retail and vulnerable customers.
•Reviewed our compliance with data protection regulation across the Group and received the Data Protection Officer's annual report.

Financial crime compliance
•Oversaw the Group's observance of financial crime compliance regulations.
•Received quarterly progress updates on our financial crime compliance strategy implementation throughout the Group, including information on sanction screening activity.
•Reviewed recommendations and observations stemming from the annual independent expert report on Banco Santander.

Compliance function
•Supervised the compliance function's activities and strategy, strengths and potential areas for improvement.
•Ensured the ongoing independence and effectiveness of the compliance function, including the assessment of the sufficiency and appropriateness of its resourcing.
•Held two private sessions with the CCO to discuss strategic compliance topics as well as to discuss independently and directly any potential material issue relating to its function.
•Endorsed the CCO's 2025 objectives for onward submission to the board for approval. Reviewed the CCO's performance against those objectives and reported the results to the remuneration committee and board to set his variable remuneration.
•Participated in the selection and appointment of the subsidiary CCOs, verifying their suitability, in coordination with the Group nomination committee.

Capital and liquidity
Capital and liquidity strategies
•Reviewed and reported favourably to the board on the annual Internal Capital Adequacy Assessment Process (ICAAP) run by the finance function and challenge made by the risk function in accordance with industry best practices and supervisory guidelines.
•Reviewed the capital plan according to the scenarios envisaged over a three-year period.
•Reviewed and reported favourably to the board on the Internal Liquidity Adequacy Assessment Process (ILAAP), which was challenged by the risk function and developed in line with the Group's business model and liquidity needs.
•Reviewed liquidity risk and liquidity levels of the Group and its subsidiaries.
•Continuously monitored capital levels, capital management and associated tools, the 2025 securitizations plan and the analysis of the portfolio profitability versus the risk undertaken.
•Supported the board in conducting stress tests of Banco Santander through the assessment of scenarios and assumptions, analysing the results and the observations made by the risk function, and ensured that the stress test programme was aligned with the EBA Guidelines 2018/04 on institutions' stress testing.
•Was informed of 2025 EBA stress test results prior to their submission to the board and subsequent disclosure.

Governance and additional oversight activities
Regulatory and supervisory relations
•Received information on regulatory and supervisory relations, with a focus on those related to the Single Supervisory Mechanism and the Single Resolution Mechanism, as well as the supervisors of all the Group’s subsidiaries, the Supervisory Review and Evaluation Process, and the corresponding supervisory activities.

Coordination with the audit committee
•Reviewed risk, compliance and internal audit aspects of the global businesses and subsidiaries, with first line of defence representatives present.
•Collectively discussed with the audit committee additional topics of mutual interest, such as risk culture, third party risk management, and internal control environment, and received an update on internal audit matters of the risk and compliance functions.
•Reviewed the proposed merger of Openbank and Santander Consumer Finance.
•The committee Chair and the Chair of the audit committee maintained constant communication to ensure full coordination and collaboration between their respective committees.

Annual report 2025    313

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Duties	Actions taken
Other activities
•Reported favourably to the board on the update of internal regulation within its remit, in coordination with other committees, as required.
•Held a number of subsidiary risk supervision, regulation and compliance committee Chair meetings remotely and an in-person meeting with them to foster further collaboration across the Group. For more details, see 'Group and subsidiary committee relations' in section 7.2.

Information for general meetings and corporate documents
Shareholder information	•Was represented at the 2025 AGM by the committee Chair, who reported on the committee's activities in 2024.
Corporate documents for 2025
•Prepared this activities report on 18 February 2026, which includes a review of the committee's 2025 functions and actions taken, as well as the key priorities identified for 2026. The board of directors approved it on 24 February 2026.

2026 Priorities
The committee set these priorities for 2026:
•Continue to monitor the macroeconomic and geopolitical landscape to ensure our preparedness for potential disruptions.
•Oversee all the risks to ensure that they remain within our approved risk appetite. Continue to identify emerging and non-traditional risks to anticipate potential impacts on our business model, as well as the main risks associated with the transformation, the integration of new businesses and the five global businesses, with a particular focus on those associated to change management and the new ways of working.
•Monitor the integration of both TSB and Webster into Santander UK and Santander US, respectively.
•Reinforce coordination with the innovation and technology committee on the oversight of technological risks, including those related to new technologies such as generative AI, as well as the opportunities that various digital assets may represent for the Group. Likewise, continue to monitor cybersecurity risks, as well as those related to third-party risk management and operational resilience.
•Continue to oversee the ESG risk integration into management, in line with supervisory expectations and in coordination with the responsible banking, sustainability and culture committee.
•Continue to ensure the independence and effectiveness of the risk and compliance functions in discharging their critical role in the Group, including an assessment to ensure they have appropriate and sufficient resources and skillsets. Monitor the onboarding process for the new CRO to ensure its robustness, enabling him to be truly effective in his role.
•Remain focused on discharging the role of the committee and interacting with the subsidiary risk supervision, regulation and compliance committees in the most tangible and effective manner.
Annual report 2025    314

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.9 Responsible banking, sustainability and culture committee activities in 2025

Sol Daurella Chair of the responsible banking, sustainability and culture committee

"In 2025, the committee continued to support the board of directors in our sustainability strategy, taking into consideration developments in the regulatory, supervisory and market environment. Throughout the year, our work focused on monitoring the climate strategy, regularly reviewing its suitability to support our clients in their transition to a sustainable economy, contributing to economic growth.
Against this backdrop, we have analyzed the evolution of the Group’s sustainable finance strategy and its execution by the global businesses, including priorities related to socially responsible investment.
Santander remains firmly committed to education, employability, entrepreneurship, and financial inclusion to contribute the prosperity of people and businesses. As a result, inclusion and financial health remained a priority on the committee’s agenda in 2025, overseeing progress in the implementation of the global community support model.
The committee placed a key focus on the complex environment in which the Group operates, characterized by the diverse range of public policies across our footprint. These analyses enabled us to continue to properly identify and assess the impacts, risks and opportunities arising from the double materiality exercise and to ensure a coherent management approach that is aligned with the Group’s strategy.
During the year, we have maintained close coordination with the audit committee, particularly in relation to the oversight of the preparation and reporting of non-financial information, as well as with the risk supervision, regulation and compliance committee regarding the integration of ESG factors into the Group’s risk management. We will maintain this close collaboration in 2026.
I would like to sincerely thank all committee members for their commitment, dedication and valuable contributions throughout the year. The diversity of knowledge, experience and perspectives has significantly enriched the discussions and has been key to discharging our role effectively, with a constructive approach aligned with the Group’s values at all times. Specifically, I would like to thank Homaira Akbari, who will leave the board and committee in 2026, for her valuable contribution to the committee since it was incorporated in 2018. In turn, I am pleased to welcome Germán de la Fuente as a new member shortly, as he brings very valuable experience to the committee while reinforcing the coordination with the audit committee in the oversight of the non-financial information.
Looking ahead to 2026, the committee will continue to advise the board on the development and monitoring of our sustainability strategy, with a particular focus on progress in the sustainable finance proposition and supporting clients in their transition; on social matters; and on the integration of ESG factors into risk management, thereby contributing to the creation of sustainable long-term value”.

COMPOSITION

Position		Category	Appointed on
Chair	Sol Daurella	Independent	01/07/2018A
Members	Homaira Akbari	Independent	01/07/2018
	Carlos Barrabés	Independent	27/06/2024
	Gina Díez Barroso	Independent	31/01/2023
	Pamela Walkden	Independent	23/03/2024
Secretary	Jaime Pérez Renovales
A. Committee Chair since 23 July 2024.
The board appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2025, the committee held four meetings. In addition, resolutions in writing were adopted on one occasion without a session being held. See 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3 for members’ attendance and the time spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation in 2025 to its activity areas:
Annual report 2025    315

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Duties and activities in 2025
This section summarizes the responsible banking, sustainability and culture committee’s activities in 2025.

Duties	Actions taken
Environmental (E)
Transition plan
•Reviewed the Group's climate strategy and constructively challenged it to ensure our objective of supporting our clients in achieving their transition goals, assessing their climate risks in order to manage the impact on both their business and our operations, and progress in the alignment of our portfolios, in accordance with applicable local regulation.
•Reviewed the plans of the global businesses to ensure their alignment with market, regulatory and supervisory context, as well as with the commercial strategy.

ESG in risk management
•Reviewed the ongoing work to implement the required prudential transition plan in accordance with the new EBA Guidelines (2025/01) on ESG risk management, in coordination with the risk supervision, regulation and compliance committee.
•Monitored the progress made in embedding climate-related and environmental risks in line with applicable regulation and supervisory expectations, and monitored the implementation of controls and processes to mitigate ESG risks.
•Reviewed the specific internal controls and risk management measures applied to Santander Brasil’s relationships with certain companies operating in the Amazon.

Sustainable finance
•Reviewed the sustainable finance strategy across global businesses and its execution, including priorities related to socially responsible investment.
•Oversaw the sustainability strategy, including support to our customers in their transition and financial inclusion and health solutions.

Social (S)
Support to communities
•Oversaw progress on the implementation of our community support model, to reinforce the Group's contribution to key areas such as education, including financial education, employability, entrepreneurship and support to vulnerable groups, as well as the resulting impact from associated initiatives, assessing their scope and relevance.
•Received information on about corporate communication initiatives on social matters.

Governance (G)
Governance
•Verified that the proposed sustainability agenda and targets remained aligned with the Group's strategy.
•Assisted the board in ensuring that sustainability targets and metrics were embedded in the Group's remuneration schemes and reviewed, in coordination with the remuneration committee, the proposed sustainability element of the long-term incentives for 2026-2028.
•Reviewed engagement with stakeholders such as investors, proxy advisors, ESG rating agencies and NGO.
•Reviewed the priority areas for action based on the outcomes of the double materiality exercise and the associated IRO, including progress on their integration into management and governance to facilitate their monitoring, in coordination with the audit committee.
•Reviewed progress made towards the objectives announced at the 2023 Investor Day under its remit and discussed sustainability targets for the next three years in the areas of green financing, investment in education, employment and entrepreneurship initiatives, and financial inclusion.

ESG reporting
•Supported the audit committee on the supervision and assessment of the process to prepare and present non-financial information according to applicable regulation and international standards.
•Reviewed the 2025 Group statement on non-financial information. See the 'Sustainability statement' chapter.
•Reviewed the Green Bond Report in coordination with the audit committee prior to its submission to the board for approval.

Regulatory landscape
•Reviewed the main European and international financial regulatory and supervisory initiatives and priorities related to sustainability and how they impacted the Group, including legislative proposals promoted by the European Commission aimed at streamlining sustainability-related disclosure, due diligence, and taxonomy.
•Reported favourably to the board on the update of internal regulation within its remit, in coordination with risk supervision, regulation and compliance committee, as required.

Information for general meetings and corporate documents
Shareholder information	•Was represented at the 2025 AGM by the committee Chair, who reported on the committee's activities in 2024.
Corporate documents for 2025
•Prepared this activities report on 26 January 2026, which includes a performance review of the committee's 2025 duties and actions taken and key priorities identified for 2026. The board of directors approved it on 24 February 2026.

Annual report 2025    316

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
2026 Priorities
The committee set these priorities for 2026:
•Continue to advise the board on the sustainability, taking into account developments in the regulatory, supervisory, and market environment.
•Oversee progress on our sustainable finance proposition and how the global businesses support the economic growth of the economies we serve, as well as our customers in achieving their transition objectives toward a sustainable economy. Likewise, review the management of risks associated with such transition and the evolution of sectors affected by climate.
•Ensure that the Group’s policies promote responsible and ethical financial solutions that contribute positively to sustainable growth and global security, with particular focus on Europe and the defence sector, while still aiming to comply with local regulatory requirements and supervisory expectations in the jurisdictions where we operate.
•Continue to prioritize our financial inclusion, financial health and community support proposition, contributing to education, employability, and entrepreneurship, as well as to community development through support programmes.
•Continue to monitor the implementation of sustainability-related regulatory requirements and supervisory expectations, including the integration of ESG factors into risk management, from both regulatory and managerial perspective, as well as developments in legislative initiatives related to sustainability matters, as well as public policies and actions of authorities and institutions in the markets where we operate, as well as their associated risks, and the potential impact on our strategy.
•Continue to analyse the communication and impact of sustainable related actions, as well as monitor sustainability disclosures in coordination with the audit committee.
•Remain focused on discharging its role in the most tangible and effective manner.
Annual report 2025    317

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.10 Innovation and technology committee activities in 2025

Glenn H. Hutchins Chair of the innovation and technology committee

"Our objective is to continue the transformation of Santander into a truly technology-first enterprise, anchored on sustainable, long-term value creation for shareholders. We are focused on delivering this in a way that improves customer experience, drives structural efficiency, retains strength of security and resilience, meets regulatory expectations, and enables innovation at scale.
In 2025, the committee maintained a disciplined focus on execution. We challenged progress, tested assumptions, and ensured that Santander’s global technology and transformation agenda remained tightly aligned with the Group’s business strategy. Discussions consistently emphasized simplification, scalability, and long-term value creation, and I would like to thank all committee members for their contributions which helped ensure the committee’s overall effectiveness.
Throughout the year, we closely reviewed the evolution of Santander’s global business and operating platforms, digital initiatives, and automation programs. A central priority was the continued rollout of a common operating and business model across retail and commercial banking. This is a foundational enabler of productivity gains, reduced complexity, and improved time-to-market, and it allows our teams to focus more of their capacity on delivering high-value, personalized service to customers across all channels.
Data and AI were at the core of our agenda. AI is transforming the global economy and the banking sector, and at Santander we are moving decisively to take this transformation further. Our plan is to fundamentally change the way the organization thinks and operates, becoming 'AI-native' to deliver smarter solutions, happier customers, and a future-ready bank. To support this ambition, we established the data & AI function, designed to scale our capabilities, strengthen collaboration across the Group, and accelerate impact. The committee reviewed key AI use cases across Santander and oversaw the governance of AI adoption under strict ethical, legal, and cybersecurity frameworks.
Cyber and technology resilience also remained top priorities. We reviewed the evolving threat landscape, the Group’s defensive capabilities, and progress against our operational resilience agenda, including third-party risk management and regulatory requirements such as DORA. We worked in close coordination with the risk committee to ensure consistent and comprehensive oversight of technology-related risks, and we intend to continue this strength of coordination in 2026.
Looking ahead, the committee will continue to support the board and management team in accelerating Santander’s transformation, building on real impact, operational rigor, and human empowerment. This includes maintaining a disciplined approach to emerging technologies, balancing in-house capability building with selective, strategically aligned partnerships that can sustainably enhance customer experience, efficiency and security”.

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
A. Committee Chair since 23 March 2024.
The board appointed the committee's members based on their expertise, skills and experience in the matters within the committee's scope. For more details, see section 4.1 'Our directors' and 'Board skills and diversity matrix' in section 4.2.

TIME ALLOCATION
In 2025, the committee held four meetings. See 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3 for members’ attendance and the time spent on meeting preparation and attendance.
The chart below shows the committee’s approximate time allocation to its main areas in 2025:
Annual report 2025    318

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Duties and activities in 2025
This section summarizes the innovation and technology committee’s activities in 2025.

Duties	Actions taken
Digital & innovation
Digital
•Monitored metrics in connection with the Group's digitalization and associated transformation, with a special focus on customer experience, simplification and efficiency.
•Reviewed core digital strategies to transform and accelerate growth across global businesses.
•Reviewed strategic technological tools developed internally to further increase value creation across the Group, improving efficiency and driving appropriate synergies.
•Reviewed the execution progress of One Transformation and its overall alignment with our strategy.
•Monitored the execution of the Group’s digital strategy with a key focus on ensuring alignment with supervisors’ expectations and regulatory demands.

Cloud
•Reviewed the cloud strategy, which focuses on improving innovation, time–to-market and efficiency with a business-based approach, ensuring alignment with applicable regulatory requirements at all times.

Innovation framework
•Reviewed the implementation of the Group's innovation agenda, that leverages on our digital and data management capabilities.
•Identified the challenges and capabilities in terms of innovation to increase end-to-end business agile transformation.
•Identified new opportunities and developments in emerging technologies to accelerate innovation across the Group and ensured that we were well placed to succeed with new business models, technologies, systems and platforms.
•Reviewed the Group’s participation in an international consortium of financial institutions aimed at analysing a potential joint issuance of a stablecoin, specifically the associated risks, the applicable regulatory framework and comparable initiatives in the market.

Technology & operations
Strategy
•Reviewed the Group's global technology strategy plan, reported to the board on T&O planning and activities, and ensured that the T&O strategy focused on the Group's key priorities, supervising its execution through defined top-level strategic KPIs, including those specific to the execution of One Transformation and the common architecture.
•Endorsed the Group's core strategic technology priorities to integrate key digital capabilities, leveraging five pillars: agile, cloud, core system evolution, AI and deep technology related skills and data.
•Monitored the deployment of Gravity, Santander’s in-house banking platform, and software developed to help the bank become a fully digital company.
•Reviewed specific projects being deployed throughout the Group and their associated T&O investment through a common tool, to further ensure efficiencies, synergies and robust decision-making.
•Reviewed the strategy to further simplify Group-wide processes with the aim of reducing manual operational activity, analysing alternatives for further optimization, automation and process improvement.
•Analysed the priorities of the T&O function and their alignment with the Group’s aim to be the best open financial services platform with innovative customer centric capabilities.

Oversight of technological risks
•Assisted the board in supervising technological risks, including those related to technological innovation, data risks, operational resilience and the associated regulatory developments, in coordination with the risk supervision, regulation and compliance and audit committees.

Data and AI
Strategy
•Assisted the board in reviewing progress on the 'data & AI-first' strategy and the main initiatives identified across the five global businesses, in order to enhance decision-making and customer experience, and increase internal process efficiency.
•Reviewed strategic technology partnerships, which focus on enabling a safe and scalable adoption of AI through a robust technological infrastructure and the development of business-aligned applications.
•Received information on the use of AI tools throughout the Group, productivity increases for some tasks, letting teams focus on strategic and human-centric work, and the AI training strategy, tailored to roles and markets.

Cybersecurity
Strategy
•Reviewed the Group's cybersecurity strategy, with a key focus on resilience, alignment with DORA, new technologies (including quantum computing), and three main action lines, namely: protecting the Group, bolstering its defences, and generating trust among stakeholders, customers, and broader society; and recommended it for onward submission to the board for approval.
•Monitored the status and progress made on the fraud prevention plan, including its associated impacts and the actions underway to further harmonize fraud prevention capabilities across the Group.

Annual report 2025    319

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Duties	Actions taken
Risk management oversight
•Assisted the board in the supervision of cybersecurity risks and supervised the global cybersecurity threat landscape and Group’s ability to defend against increasing threats, and reviewed security controls and automated security processes.
•Analysed cyber incidents (including third party risk management implications) and reviewed associated lessons learnt in coordination with the risk supervision, regulation and compliance committee. Moreover, reviewed specific incidents outside the Group according to their relevance and impact.
•Received regular updates on cybersecurity risks, including the status of main metrics and the implementation of associated controls.
•Reviewed external threats such as ransomware and analysed the strategy designed to shorten data recovery time and reduce its potential impact.

Information for general meetings and corporate documents
Corporate documents for 2025
•Prepared this activities report on 14 January 2026, which includes a performance review of the committee's 2025 functions and actions taken, as well as key priorities identified for 2026. The board of directors approved it on 24 February 2026.

2026 Priorities
The committee set these priorities for 2026:
•Continue to support the consolidation of the Group’s innovation strategy, including the embedding of our operating model based on a global-local organization through our own global technology platform, with the aim of maximizing synergies and ensuring operational consistency.
•Continue to drive the Group's 'data & AI-first' strategy, with a particular focus on the development of key initiatives across the five global businesses to enhance decision-making, and improve customer experience and drive operational savings. As part of that, continue to support the innovation strategy through an appropriate equilibrium between developing internal capabilities and selective alliances.
•Remain apprised of emerging technologies and their potential business impact. Continue monitoring trends in the technology ecosystem and associated developments in the financial sector and market players’ activities, including technology companies.

•Continue to reinforce coordination with the risk supervision, regulation and compliance committee in the oversight of technological risks, including those related to technological innovation, cybersecurity risks, as well as those inherent to third-party management and operational resilience.
•Continue to monitor opportunities that digital assets could bring to the Group, with a key focus on collaborative initiatives already in place, assessing their associated risks and ensuring alignment with supervisory and regulatory expectations.
•Remain focused on discharging its role in the most tangible and effective manner.
Annual report 2025    320

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.11 International advisory board
Composition
The chart below shows the composition of the International advisory board, with an overview of its members' experience.

Sheila C. Bair Former Chair of the Federal Deposit Insurance Corporation and former President of Washington College.

Francisco D’Souza Managing Partner and co-founder at Recognize.

Carolyn Everson Director at The Coca-Cola Company, The Walt Disney Company and Under Armour. Former President of Instacart and former vice-president of Global Business Group at Facebook (Meta).

José Fernández da Ponte
President and Chief Growth Officer of the Stellar Development Foundation. Former Senior Vice President and General Manager of Blockchain, Crypto, and Digital Currencies at PayPal.

Juan Ignacio Gallardo Thurlow Chair of Organización Cultiba, Grupo Azucarero México and Grupo GEPP (PepsiCo bottling company in Mexico).

George Kurtz Founder of CrowdStrike. Former Chief Technology Officer of McAfee.

Mike Rhodin Director of Acoustic. Former board member of TomTom Symbotic, Precisely and HZO, and former Senior Vice President of IBM.

Nadia Schadlow Senior fellow of Hudson Institute. Former Deputy National Security Advisor for Strategy and former Assistant to the President of the United States.

James Whitehurst Chair of Unity Technologies. Former President of IBM and former CEO of Red Hat.

Jaime Pérez Renovales SECRETARY

Functions
The international advisory board provides the Group with expert insight primarily into innovation, digital transformation, cybersecurity and new technologies, as well as into capital markets, corporate governance, branding, reputation, regulation and compliance.
Its members are external and not members of the board. They are prominent and respected international leaders who have extensive experience in the most relevant areas to the Group's strategy, in particular in the US and European markets.
Meetings
The international advisory board meets at least twice a year. In 2025, it met in May and October. It addressed key strategic topics of our transformation agenda within the current macroeconomic environment. In particular, it covered the opportunities and implications of our data & AI strategy.
In addition, the international advisory board conducted in-depth analysis on certain global businesses, with a special focus on innovation and value-added solutions in the payments ecosystem, as well as the opportunities that various digital assets may represent for the Group.
Annual report 2025    321

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
4.12 Related-party transactions and other conflicts of interest
Related-party transactions
This section contains the related-party transactions report referred to in recommendation 6 of the Spain's Corporate Governance Code and that the audit committee issued on 19 February 2026.
Directors, senior managers and shareholders
In accordance with Spanish Law and the Rules and regulations of the board, the approval of related-party transactions, i.e. those carried out by Banco Santander or its subsidiaries with directors, shareholders who hold at least 10% of voting rights or sit on the board (although Banco Santander does not have any shareholders with these characteristics), or parties considered 'related parties' under the International Financial Reporting Standards, corresponds to:
•shareholders at the general meeting if the value of the transaction is equal to or greater than 10% of the assets on the last consolidated balance sheet; or
•the board of directors in all other cases.
Pursuant to the statutory authorization established for these purposes and to the Rules and regulations of the board, as well as on the audit committee’s recommendation, our board delegated authority to bodies, committees and competent proxies to approve related-party transactions that meet these requirements:
•they are carried out under agreements with standard terms that would generally apply to customers who contract for the same product or service;
•they are made at prices or rates set by the supplier of such products or services or, where such products or services have no set prices or rates, under regular market conditions as in business relations with similar customers; and
•they do not exceed 0.5% of the net annual income as stated in the last consolidated financial statements approved at the general meeting.
With regard to related-party transactions that have been delegated, the board approved an internal reporting and monitoring procedure under which twice a year the audit committee oversees the suitability of the information on the related-party transactions carried out, confirms their fairness and transparency, and assesses their proper approval, before reporting its findings to the board.
The board also has an internal approval mechanism for non-banking and other transactions that do not meet the three delegation requirements. It sets out the conditions that these transactions must comply with in order to protect corporate interest.
The board and audit committee check that transactions with related parties are fair and reasonable to Banco Santander and, where applicable, to shareholders other than the relevant related party.
If a related-party transaction must be approved at the general meeting or by the board, the audit committee must issue a preliminary report about it in the terms set out by law. However, the law does not require this report for related-party transactions that are approved under the board's delegated authority and meet the audit committee’s requirements.
Board members must recuse themselves from all deliberations and votes on resolutions about a related-party transaction if they have a conflict of interest with it.
In 2025, the audit committee, in the course of its duties, found that no director or senior manager, nor any related party as defined under the International Financial Reporting Standards, carried out transactions with Banco Santander or its subsidiaries that were deemed significant or material to the entity or to the related party, or under non-market conditions.
The audit committee confirmed that all related-party transactions in 2025, including those authorized with delegated board powers, had been performed correctly. It conducted a bi-annual review of their conformity to the law and the Rules and regulations of the board, and to the conditions set by board resolution. It verified the transactions' alignment with the internal reporting and monitoring procedure, that they met the fairness and transparency requirements established in the aforementioned rules, and that they were fair, reasonable and carried out under market conditions (see the audit committee activities report under section 4.5 'Audit committee activities in 2025').
Banco Santander has a policy for the admission, authorization and monitoring of financing transactions by Banco Santander or any of its Group entities to directors and senior managers as well as to their spouse (or similar partner), a child who is a minor or is financially dependent, or a company controlled by a director or a senior manager whose business is to hold assets for the sole purpose of managing their personal or family wealth. The policy sets out general maximum borrowing rules, interest rates and other conditions that apply to related-party transactions, which are similar for all other employees. It dictates that such transactions must be approved by the board. In addition, loans, credit facilities and guarantees granted by Banco Santander to its directors and senior managers must be subsequently authorized by the ECB, except in case of transactions made:
•under a collective agreement signed by Banco Santander, with similar terms and conditions to transactions with any employee; or
•under agreements with standard conditions that generally apply to a large number of customers, if the amount granted to the beneficiary or their related parties does not exceed EUR 200,000.
Note 5.f) 'Loans' to the consolidated financial statements describes the direct risk Grupo Santander maintained with board members as at 31 December 2025. The terms and conditions of these transactions are consistent with market conditions or with those entered into with employees, and allocate payments in kind where appropriate.
Intra-group transactions
The law does not consider direct or indirect transactions with a wholly-owned subsidiary to be 'related-party', nor does it transactions with other subsidiaries or investees provided that no party related to Banco Santander holds an interest in such subsidiary or investee. Thus, Santander monitors subsidiaries or
Annual report 2025    322

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
investees’ observance of the related-party transactions rules if they can be affected by a conflict of interest.
The rules and approval bodies and procedures that apply to intragroup transactions are the same as for transactions with customers. There are control mechanisms in place to ensure they are conducted under market conditions.
Note 53 'Related parties' to the consolidated financial statements and note 47 'Related parties' to the individual financial statements state the balance of transactions with associates and joint ventures, as well as with directors, senior managers and their related parties.
Other conflicts of interest
Banco Santander has internal rules and procedures for preventing and managing conflicts of interest that can arise from the Group's operations, including with directors and senior managers, as well as between Group companies.
Directors and senior managers
The Rules and regulations of the board stipulate that our directors must abstain from deliberating and voting on resolutions in which they or any persons related to them have a direct or indirect conflict of interest, and adopt necessary measures to avoid situations in which their direct or indirect interests may enter into conflict with corporate interests or their duty towards Banco Santander.
Directors must refrain, amongst others, from using Banco Santander’s name or their position to exert undue influence on private transactions; using corporate assets for private purposes; using business opportunities for personal gain; obtaining favours or remuneration from others for being directors; and engaging in activities for themselves or others that will put them and Banco Santander in competition or permanent conflict.
Directors must report to the board conflicts of interest, whether direct or indirect, that they or their related parties may have with Banco Santander, which are to be disclosed in the financial statements and in the corporate governance report. The nomination committee oversees compliance with the rules set from time to time to avoid potential conflicts of interest in other roles held by directors.
In 2025, no director reported a conflict of interest with Santander. Nonetheless, in 2025 there were 40 abstentions in the deliberation and voting on certain matters at board and committee meetings, broken down as follows: seven instances where directors did not vote on resolutions on their re-election, or their appointment as members of the boards of companies within the Grupo Santander; 11 instances concerning remuneration; eight instances relating to a transaction between Banco Santander and a director or their family members; and 14 instances where directors removed themselves during the review of their status and suitability.
Our General code of conduct and the policy on conflicts of interest for Group directors, senior management and employees set out the guidelines we follow to prevent and manage conflicts of interest that may arise.
Persons subject to the conflicts of interest policy must follow the process established for such cases, informing their immediate line manager and, where appropriate, the compliance & conduct function, of the existence and nature of the conflict. The matter will be resolved by the head of the area concerned or, where it affects several areas, by the head of the areas involved.
The Code of conduct in security markets (CCSM), which directors and senior managers follow, provides mechanisms to recognize and resolve conflicts of interest. It also dictates that directors and senior managers must provide the compliance function with a list of their connections (individuals and entities), and they must keep it up to date.
The CCSM also dictates that directors, senior managers and related parties should not trade Grupo Santander’s securities during restricted periods (i.e. from one month prior to the announcement and publication of the quarterly, half-year or annual results). Moreover, they should not carry out opposite trades that involve the same class of securities issued by Group companies within 30 days from the time they are bought or sold.
The CCSM can be found on our corporate website.
Group companies
Pursuant to the conflict of interest policy, in a conflict of interest with a listed subsidiary, Banco Santander, as the parent company, must consider the interests of all its subsidiaries and how these interests contribute to the long-term interests of both the subsidiaries and the Group as a whole, as well as the presence of minority shareholders in them. Subsidiaries should also consider the interests of Grupo Santander when making decisions within their remit.
Grupo Santander structures governance on a system of rules that guarantees proper oversight over subsidiaries. We have a Group-subsidiary governance model that sets out the key rules for Group-subsidiary relations and conflict of interest resolution mechanisms. For more details, see section 7. 'Group structure and internal governance'.
Banco Santander is the Group’s only company listed in Spain and, therefore, we are not required to have mechanisms in place to resolve conflicts of interest with other listed subsidiaries.
Annual report 2025    323

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
5. Senior management team
The table below shows the profiles of Banco Santander’s senior management team (Senior Executive Vice Presidents). It does not include executive directors, whose profiles are in section 4.1 'Our directors'.

Daniel Barriuso
GLOBAL HEAD OF RETAIL & COMMERCIAL BANKING AND GROUP CHIEF TRANSFORMATION OFFICER
Daniel Barriuso joined Grupo Santander in 2017 as Global Head of Cybersecurity and Fraud Prevention. In 2023, he was named Senior Executive Vice President, Chief Transformation Officer, and Global Head of Retail and Commercial Banking. Previously, he had held several executive roles at BP, Credit Suisse and ABN AMRO.

Julia Bayón
GROUP CHIEF AUDIT EXECUTIVE
Julia Bayón joined Grupo Santander in 1994 and was Head of Banesto’s International and Wholesale Banking legal service from 2001 to 2013, when she moved on to running the legal service for Global Transaction Banking, Credit and Restructuring at Banco Santander. In 2016, she became Head of Legal for Corporate & Investment Banking. In 2021, she was appointed Head of the Legal Service for Business and deputy secretary of the Banco Santander board of directors. In 2024, she became Group Senior Executive Vice President and CAE.

Pedro Castro (*)
GROUP CHIEF RISK OFFICER
Pedro Castro joined Grupo Santander in 1993, where he has held various senior management positions at Santander Portugal. He has been a member of the board of directors of the Banco Santander Totta since 2007 and has served as Vice Chair of the board and CEO since January 2019. Between 2023 and 2024, he was Regional Head of Europe for Santander Group. He also serves on the boards of Santander UK and PagoNxt since 2023.

Juan Manuel Cendoya
GROUP HEAD OF COMMUNICATIONS, CORPORATE MARKETING AND RESEARCH
Juan Manuel Cendoya joined Grupo Santander in 2001 as Group Senior Executive Vice President (director general) and Group Head of the Communications, Corporate Marketing and Research division. In 2016, he was appointed Vice Chair of the board of directors and Head of Institutional and Media Relations of Santander España. Previously, he had been Head of the Legal and Tax department of Bankinter, S.A. He is a State Attorney for Spain.

José Antonio García Cantera
GROUP CHIEF FINANCIAL OFFICER
José Antonio García joined Grupo Santander in 2003 as Group Senior Executive Vice President (director general) of Global Wholesale Banking of Banesto and was appointed CEO in 2006. He became Senior Executive Vice President of Global Corporate Banking at Banco Santander in 2012 and Group CFO in 2015. Previously, he had served on the board and on the management committee of Citigroup EMEA, as well as on the board of directors of Citigroup Capital Markets UK.

Javier García-Carranza
GLOBAL HEAD OF WEALTH MANAGEMENT & INSURANCE
Javier García-Carranza joined Grupo Santander in 2016 as Global Head of Corporate Holdings and Investment Platforms before being appointed Global Head of Wealth Management & Insurance in 2024. Previously, he was Head of Principal Investments and Investment Banking for Europe, the Middle East and North Africa (EMEA) at Morgan Stanley.

(*) Appointment effective as of 1 March 2026. Pedro de Castro replaces Mahesh Aditya.
Annual report 2025    324

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

David Hazell
GROUP CHIEF COMPLIANCE OFFICER
David Hazell joined Grupo Santander in 2012 as Chief Conduct & Compliance Officer of Santander UK. In 2018, he was named CCO of Santander Holdings USA and in 2022 took the same role at Santander Bank N.A. In 2024, he became Group Senior Executive Vice President and Group Chief Compliance Officer. Previously, he was Director of Risk and Regulation at Ernst & Young LLP (2004-2009), Director of Governance, Risk and Compliance at PricewaterhouseCoopers LLP (2009-2010), and Operational & Regulatory Risk Director at Aviva plc (2010-2012).

José María Linares
GLOBAL HEAD OF CORPORATE & INVESTMENT BANKING
José María Linares joined Grupo Santander in 2017 as Senior Executive Vice President (director general) and Global Head of Corporate and Investment Banking. Previously, he served as director and senior equity analyst at Société Générale (1997-1999). He joined J.P. Morgan in 1999, where he was appointed managing director and Head of Global Corporate Banking (2011-2017).

Mónica López-Monís
GROUP HEAD OF SUPERVISORY AND REGULATORY RELATIONS
Mónica López-Monís joined Grupo Santander in 2009 as General Counsel and secretary of the board of Banesto. In 2015, she was appointed Group Senior Executive Vice President (director general) of Banco Santander and Group CCO until her appointment in 2019 as Group Head of Supervisory and Regulatory Relations. Previously, she had been General Counsel at Aldeasa, S.A. She also was General Counsel at Bankinter, S.A., as well as independent director at Abertis Infraestructuras, S.A. She is a State Attorney for Spain.

José Luis de Mora
GROUP HEAD OF CORPORATE DEVELOPMENT AND FINANCIAL PLANNING
José Luis de Mora joined Grupo Santander in 2003 to head the Group’s Strategic Plan Development and Acquisitions. In 2015, he was appointed Group Senior Executive Vice President (director general) and Group Head of Corporate Development and Financial Planning. He was also Head of Strategy (2019-2023) and Global Head of Digital Consumer Bank (2020-2025).

Juan Olaizola
GROUP CHIEF OPERATING & TECHNOLOGY OFFICER
Juan Olaizola joined Grupo Santander in 2005 as Chief Operating Officer of Santander UK. In 2017 he was appointed Head of Technology & Operations for Spain and Europe, and in 2022 became CEO of PagoNxt Payments Hub. In 2025, he was appointed Group Senior Executive Vice President and Group Chief Operating & Technology Officer. Previously, he held various senior management positions at IBM Financial Services Consulting.

Jaime Pérez Renovales GROUP GENERAL COUNSEL See profile in section 4.1 'Our directors'.

Nitin Prabhu
GLOBAL HEAD OF DIGITAL CONSUMER BANK
Nitin Prabhu joined Grupo Santander in January 2025 as Senior Executive Vice President and Global Head of Digital Consumer Bank. From 2012, he worked at PayPal, holding leadership roles spanning the payments, consumer and merchant businesses, and where he became Senior Vice President of Small and Medium Sized Businesses and Financial Services Products. Prior to PayPal, he worked at eBay and consulted with Fortune 1000 companies globally.

Manuel Preto
GROUP CHIEF ACCOUNTING OFFICER
Manuel Preto joined Grupo Santander in 1996 and has held various positions at Santander Portugal and in the Group. In 2019, he was appointed deputy CEO, CFO and Head of Strategy of Santander Portugal. In 2025, he was appointed Group Senior Executive Vice President and GAO Officer.

Javier Roglá
GROUP HEAD OF PEOPLE, CULTURE & ORGANIZATION
Javier Roglá joined Grupo Santander in 2016 as Global Head of Santander Universities and CEO of Universia. In 2021 he became Group Senior Executive Vice President and Chief Talent Officer, and in 2024 was appointed Head of the Group’s People, Culture & Organization division. He was a member of the board of Teach for All (2017-2025) and previously a business development consultant at Endesa and principal at Boston Consulting Group, as well as co-founding and running Fundación Empieza por Educar.

Annual report 2025    325

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
6. Remuneration
Sections 6.1, 6.2, 6.3, 6.5, 6.6, 6.7, 9.4 and 9.5 comprise the annual report on directors’ remuneration that will be submitted to the consultative vote of the general shareholders' meeting.
Likewise, sections 6.4 and 6.5 set out the directors' remuneration policy for 2026, 2027 and 2028, which will be put to the binding vote of the general shareholders' meeting.
The annual report on directors' remuneration and the directors' remuneration policy for 2026, 2027 and 2028 were approved by the board of directors on 24 February 2026. All directors were present at the time of vote casting and voted in favour.
The remuneration policy for directors in force as of the date of this report is available on our corporate website.
Introduction
Brief summary of strategic accomplishments in 2025
•Banco Santander reported an attributable profit of €14,101 million in 2025, up 12% year-on-year (or +16% in constant euros), marking another record year, with total customers reaching 180 million for the first time after adding eight million customers in the year. Strong results were driven by resilient net interest income, record fees and efficiency gains, with continued improvement in credit quality.
•The group continued to increase profitability and create value for shareholders, achieving a RoTE of 16.3% (+0.8 percentage points) post-AT1, EPS of €0.91 (+17%) and TNAV per share of €5.76 at year-end 2025. Including cash dividends paid during the year, total value creation (TNAV plus cash dividend per share) rose by 14%.
•These accomplishments enabled us to exceed our strategic goals set for 2025 bonus pool, mainly in capital and recurrence ratios and customer growth, so the total variable remuneration of the executive directors increased by 7% compared to the previous year. This increase was approved by the board of directors, taking into account a context of strict cost discipline, which once again led to a reduction in the proportion represented by executive directors’ total remuneration relative to the underlying attributable profit (down to 0.17% this year).
Active shareholder engagement and evolution of the remuneration policy
In light of the voting results at the 2024 AGM, where support for the remuneration policy fell to a record low, the board launched active shareholder engagement to strengthen alignment between the remuneration framework, investor expectations, and sustainable, long-term value creation.
Throughout 2024, the Group continued to engage fully with our top institutional investors and proxy advisors (ISS and Glass Lewis), which our Lead Independent Director and Chair of the remuneration committee, Glenn Hutchins, led on. The aim was to understand what influenced the voting outcome, assess investor expectations regarding pay and performance alignment, and identify areas for improvement in our remuneration framework.
The feedback we received led to several amendments to the remuneration policy for 2025. These amendments sought to strengthen the link between remuneration and performance, increase the weighting of long-term incentives, raise the level of performance requirements linked to total shareholder return, and increase the proportion of variable remuneration paid in instruments.
The significant upturn in the 2025 AGM voting results demonstrates investors’ appreciation of the engagement that the board undertook, as well as the board’s and the remuneration committee’s responsiveness to the feedback and concerns raised. The global proposals put forward received 98.7% of votes in favour, while support for the remuneration policy soared from 74.8% in 2024 to 96.35% in 2025.
In line with best corporate governance practices, Banco Santander continued to engage with shareholders and proxy advisors throughout 2025. Investors broadly viewed the amendments to the 2025 remuneration policy as positive and didn’t raise the need for additional amendments to the key elements we addressed last year.
Thus, the proposed remuneration policy for 2026 centres on further aligning the remuneration framework with the strategic priorities that we presented at the 2026 Investor Day. The Group reviewed the structures of both short- and long-term incentives and their associated metrics and weightings to make sure that they foster the execution of our strategy and sustainable, long-term shareholder value.
Moreover, in line with investor feedback, Banco Santander has further progressed in simplifying the quantitative and qualitative components of the bonus scorecard to increase clarity and understanding.
The board considers that this approach consolidates a stable and transparent remuneration framework that aligns well with the new strategy, reinforces pay-for-performance principles, supports long-term performance, and continues to match shareholders’ expectations.
Annual report 2025    326

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
As part of our commitment to transparency and shareholder engagement, Banco Santander’s 2025 report even builds on the detail regarding the process that the remuneration committee follows to draw up the remuneration policy and set executive director remuneration. In particular, the report continues to provide clear information on the criteria we used to select our peer group and conduct the annual review of directors’ remuneration to ensure that our remuneration policy remains competitive and consistent with best sector practice, and strengthens alignment with performance and sustainable, long-term shareholder value creation.
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
Accordingly, it bases executive directors and senior managers’ variable pay on pre-determined, specific and quantifiable financial, sustainable and value-creation targets that are consistent with Banco Santander’s interests, including in regard to environmental, social and governance matters.
For more details, please see section 6.3 'Remuneration of directors for executive duties' about the policy's application in 2025 and section 6.4 'Directors' remuneration policy for 2026, 2027 and 2028' about the remuneration policy for 2026 and subsequent years.
Lastly, the remuneration committee and the board enlisted the assistance of Willis Towers Watson to:
•Compare markets and entities similar to the Group in size, characteristics and operations using relevant data for setting remuneration.
•Estimate the fair value of variable remuneration linked to long-term objectives.
6.2 Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025
A. Composition and limits
According to our Bylaws, the remuneration of directors in their roles consists of a fixed annual amount set at the general shareholders' meeting. This amount remains in effect until shareholders vote to amend it, even though the board may reduce it in the years it deems appropriate. At the AGM, remuneration for 2025 was set at EUR 6 million (a limit that has not been updated since 2012 and whose amount finally consumed has been systematically lower), which included (a) an annual allotment and (b) attendance fees.
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
None of the non-executive directors are entitled to receive any benefit on the occasion of their removal from office.
Annual report 2025    327

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
B. Annual allotment
For 2025, the board of directors, upon the recommendation of the remuneration committee, approved a 3% increase in the annual allotments payable to the chair and members of the board and its committees (including the executive committee), as well as to the lead independent director and the non-executive Vice Chair.
Each director received, in respect of 2024 and 2025, the amounts corresponding to their service on the board and its committees, with such amounts determined by the specific position held, as detailed in the table below.

Amount per director in euros	2025	2024
Members of the board of directors	100,940	98,000
Members of the executive committee	175,100	170,000
Members of the audit committee	44,290	43,000
Members of the nomination committee	28,840	28,000
Members of the remuneration committee	28,840	28,000
Members of the risk supervision, regulation and compliance committee	44,290	43,000
Members of the responsible banking, sustainability and culture committee	28,840	28,000
Members of the innovation and technology committee	28,840	28,000
Chair of the audit committee	72,100	70,000
Chair of the nomination committee	51,500	50,000
Chair of the remuneration committee	51,500	50,000
Chair of the risk supervision, regulation and compliance committee	72,100	70,000
Chair of the responsible banking, sustainability and culture committee	51,500	50,000
Chair of the innovation and technology committee	72,100	70,000
Lead independent directorA	113,300	110,000
Non-executive Vice Chair	30,900	30,000
A. Glenn Hutchins has been allocated a total annual remuneration of EUR 700,000, including annual allotments and attendance fees, in consideration of the time commitment and dedication required to perform his roles.
C. Attendance fees
In line with the adjustment to the annual allotments, the board of directors approved a 3% increase in attendance fees for 2025 compared with 2024.
Accordingly, attendance fees for meetings of the board and its committees (with the exception of the Executive Committee, for which no attendance fees are payable) amounted, for the last two years, to the totals set out in the table below.

Attendance fees per director per meeting in euros	2025	2024
Board of directors	2,785	2,704
Audit committee and risk supervision, regulation and compliance committee	1,821	1,768
Other committees (excluding executive committee)	1,606	1,560
Annual report 2025    328

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
D. Breakdown of Bylaw-stipulated emoluments
Total director Bylaw-stipulated emoluments and attendance fees received amounted to EUR 5.3 million in 2025 (EUR 5.4 million in 2024). Despite the approved increase in annual allotments and attendance fees, total remuneration for non-executive duties in 2025 remained below both the maximum amount authorised by the Annual General Meeting (EUR 6 million, representing a 12% reduction over this amount) and the 2024 amount.
This decrease was primarily driven by a reduction in the number of Board and committee meetings held during the year, following efficiency and governance simplification initiatives.
Each director received the following amounts in respect of these items:

Bylaw-stipulated emoluments by director
		Amount in euros
Directors		2025											2024
		Annual allotment									Board and committee attendance fees	Total By-law stipulated emoluments and attendance fees
	Category	BoardF	EC	AC	NC	RC1	RSRCC[2]	RBSCC	ITC	Total
Ana Botín	Executive	100,940	175,100	—	—	—	—	—	28,840	304,880	43,810	348,690	368,416
Héctor Grisi	Executive	100,940	175,100	—	—	—	—	—	28,840	304,880	43,810	348,690	352,472
José Antonio Álvarez	Other external	131,840	175,100	—	—	—	44,290	—	28,840	380,070	67,268	447,338	382,472
Glenn Hutchins	Independent	412,342	—	—	28,840	80,340	—	—	100,940	622,462	77,538	700,000	700,000
Homaira Akbari	Independent	100,940	—	44,290	—	—	—	28,840	28,840	202,910	80,762	283,672	285,088
Javier BotínA	Other external	100,940	—	—	—	—	—	—	—	100,940	36,207	137,147	143,968
Sol Daurella	Independent	100,940	—	—	28,840	28,840	—	80,340	—	238,960	74,752	313,712	292,171
Henrique de Castro	Independent	100,940	—	44,290	—	28,840	—	—	28,840	202,910	80,332	283,242	300,064
Gina Díez	Independent	100,940	—	—	28,840	—	—	28,840	—	158,620	63,083	221,703	224,928
Luis Isasi	Other external	100,940	175,100	—	—	28,840	44,290	—	—	349,170	73,693	422,863	439,776
Belén Romana	Independent	100,940	175,100	44,290	80,340	—	44,290	—	28,840	473,800	107,003	580,803	598,888
Pamela Walkden	Independent	100,940	—	44,290	—	—	116,390	28,840	—	290,460	92,548	383,008	380,246
Germán de la Fuente	Independent	100,940	—	116,390	—	—	44,290	—	—	261,620	82,697	344,317	338,000
Carlos BarrabésB	Independent	100,940	—	—	28,840	—	—	28,840	28,840	187,460	71,113	258,573	128,179
Antonio WeissC	Independent	100,940	—	—	—	28,840	—	—	—	129,780	50,234	180,014	71,721
Bruce Carnegie-BrownD	Independent	—	—	—	—	—	—	—	—	—	—	—	77,875
Ramiro MatoE	Independent	—	—	—	—	—	—	—	—	—	—	—	271,208
Total		1,856,402	875,500	293,550	195,700	195,700	293,550	195,700	302,820	4,208,922	1,044,850	5,253,772	5,355,470
A. All amounts received were reimbursed to Fundación Botín.
B. Director and member of the NC, RBSCC and ITC since 27 June 2024.
C. Director since 27 June 2024.
D. Stepped down as director on 22 June 2024.
E. Stepped down as director on 27 March 2024.
F. Also includes emoluments for other roles in the board.
Executive committee (EC), Audit committee (AC), Nomination committee (NC), Remuneration committee (RC), Risk supervision, regulation and compliance committee
(RSRCC), Responsible banking, sustainability and culture committee (RBSCC), Innovation and technology committee (ITC).
Changes in the chairship or membership of the committees:
1.Antonio Weiss was appointed member of the RC on 1 January 2025.
2.José Antonio Álvarez was appointed member of the RSRCC on 1 January 2025.
Annual report 2025    329

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
6.3 Remuneration of directors for executive duties
i) How we set executive directors pay
In Banco Santander we set the remuneration structure for executive directors by considering company performance as well as Santander's unique individual circumstances such as multiple stock exchange listings, the wide geographical distribution of the company’s operations, sales and employees, and the clear industry-specific pressures in terms of talent attraction and retention. As explained below, we conduct an annual benchmarking analysis for the Executive Chair and CEO positions in order to establish a framework of reference for what competitors are paying.
ii) How we determine our peer group
Banco Santander conducts an annual comparative review of executive directors’ and top management remuneration against a peer group comprised of global banks. Because we have extensive international operations and we compete for talent on a global scale, our peer group reflects these characteristics. While two-thirds of the companies in our comparator group are European, we include banks from the Brazil and US due to the strong presence of Santander in those countries (this presence is expected to be further strengthened, subject to obtaining the relevant regulatory and corporate approvals, following the acquisition of Webster, announced on 3 February 2026). For instance, nearly 50% of revenue and over 60% of total customers came from the Americas in 2025, making this region a critical market for us both from a business perspective and as a source of talent.
To select the peer group, Group governing bodies follows a robust process that takes into account and ranks potential peers on the following criteria: market capitalization, scale, brand recognition, geographical diversification, business model and regulatory framework.We regularly review the validity of our peer group and make the necessary changes to ensure it properly reflects our business and talent markets.
Following an assessment in 2025, we determined that for 2025 our peer group should remain unchanged from 2024 and also from 2023. The group comprises the following companies:

BBVA	ING
BNP Paribas	Itaú
Citi	Scotiabank
Crédit Agricole	Unicredit
HSBC

Why did we choose these banks for the peer analysis? Because the selection of these entities allows:
•To ensure a comparison under similar macroeconomic and regulatory landscape.
•To analyse and to identify market trends and dynamics.
•To capture the latest developments in the banking industry.
•To monitor banks with similar size, performance, geographic footprint, business model and strategy.
•To identify outliers and best practices across the sector.
Market Cap (EUR bn) at 2025 closing date

iii) Performance-based Pay and alignment with shareholder value
Our remuneration system is based on the pay-for-performance principle, whereby a significant portion of each executive director’s remuneration depends on the level of achievement of a set of predefined objectives, as well as on shareholder return, with no guaranteed entitlement. In this regard, variable pay outcome depends on the achievement of the entity’s targets, which are aligned with its corporate strategy and directly contribute to value creation for shareholders.
The main purpose of our incentive system is to promote sustainable long-term value creation and to ensure appropriate alignment between the interests of executive directors and those of shareholders.
In this sense, for year 2025:
•64% and 57% of our Executive Chair’s and CEO's total compensation, respectively, is performance-based.
•40% of our executive director’s total variable remuneration is subject to long-term metrics that include relative TSR, RoTE and other sustainability metrics and therefore strengthen the alignment of our executive director’s interests with the shareholder’s interests in the long-term.
•Additionally, 60% of their variable remuneration is delivered in the form of equity instruments (mainly Banco Santander S.A. shares).
Annual report 2025    330

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Targets related to performance metrics are intended to be challenging, with payout levels established after considering different upside/downside scenarios, sensitivity analysis and year-over-year growth comparisons, to ensure rigorous and coherent alignment of executive payouts to performance, consistent with best practices in corporate governance.
iv) How we include sustainability metrics in the variable incentive scheme
The current remuneration policy incorporates mechanisms that link variable remuneration to the achievement of financial, sustainability, and value creation objectives. These objectives are specific, measurable, and aligned with the bank's interests, encompassing environmental, social, and governance (sustainability) factors. For further details, see section I.
v) Summary of executive remuneration composition
The policy on directors’ remuneration for executive duties in 2025 was approved by the board of directors and put to a binding vote at the 2025 AGM, with 96.35% votes in favour. The table below summarizes the main items of remuneration policy of Ana Botín and Héctor Grisi.

Component	Type	Policy	Effective in 2025

Gross annual salary	Fixed	→Paid in cash on a monthly basis.	Ana Botín: EUR 3,435 thousand. Héctor Grisi: EUR 3,150 thousand.
Variable remuneration	Variable
→Calculated on the basis of the director’s individual target bonus, the level of achievement of annual quantitative metrics, a qualitative assessment, and taking into account individual performance.
→60% of each payment is instruments, consisting of Banco Santander shares and restricted stock units (RSU) of PagoNxt, S.L. (PagoNxt).
→The number of instruments is set at the time of the award.
→40% of variable remuneration is paid in 2026.
→The remaining 60% is deferred in five years and paid in 2027, 2028, 2029, 2030 and 2031, according to the annual allocation detailed in the table below. The vesting of part of these deferred amounts (which represent 40% of the variable remuneration), depends on the achievement of long-term objectives ( 2025-2027 performance period).

•Ana Botín: EUR 6,382 thousand target bonus.
•Héctor Grisi: EUR 4,410 thousand target bonus.
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
→Includes, in the case of the Executive Chair, a fixed cash supplement (which is neither salary nor pensionable), introduced following the elimination of supplementary death and disability benefits.

•With respect to Ana Botín’s fixed remuneration supplement, which originated from the supplementary pension scheme benefits eliminated in 2018, this component expired in October 2025.
•No fixed remuneration supplement is payable to Héctor Grisi.

		→Payment for non-compete commitment	No changes.
Shareholding policy	N/A
→Executive directors also have the obligation to hold shares for three years from their award date, unless the director already holds shares for an amount equivalent to 200% of their net annual salary (calculated on the basis of their gross annual salary). In such case, the regulatory obligation to hold shares is for one year from their grant date.

•Policy updated during 2020 to assure compliance with recommendation 62 to the Spain's CNMV Corporate Governance Code.
•Both Ana Botín and Héctor Grisi maintain an amount in shares higher than 200% of their fixed pay.

Annual report 2025    331

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The following table shows the remuneration structure for 2025 of both executive directors, according to the aforementioned changes:

2025 AWARD	%[1]	Component

Gross Annual Salary	23%	Fixed

Board of Directors' by-law stipulated emoluments	2%	Fixed

Pension Contribution	9%	Fixed &	Variable

Rest of components	6%	Fixed

Variable remuneration (Target Bonus x Achievement level of Bonus pool +/- Individual performance)	60%
		Upfront	Deferred					Cash/ Shares (%)

		2026	2027	2028	2029	2030	2031
		40%	10%	10%	13.33%	13.33%	13.33%
		20% 20%	5% 5%	5% 5%	3.33% 10%	3.33% 10%	3.33% 10%
								40% 60%

						40%
					Additionally subject to long-term goals achievement
					rTSR 50%	RoTE 30%	Sustain-ability 20%

		Malus/Clawback clauses All payments in shares[2] are subject to a one-year retention period and the prohibition of hedging
Cash Shares
1. Example with Executive Chair 2025 percentages over total remuneration.
2. Executive directors also have the obligation to hold them for three years from their award date, unless the director already holds shares for an amount equivalent to 200% of their net annual salary (calculated on the basis of their gross annual salary). In such case, the regulatory obligation to hold shares is for one year from their grant date.
Annual report 2025    332

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
A. Gross annual salary
As part of the annual review of the target compensation of our executive directors, and on the remuneration committee's recommendation, the board decided not to increase their gross annual salaries for year 2025.
Fixed pension contribution continued to be 22% of gross annual salary for 2025.
Ana Botín’s fixed remuneration supplement expired in October 2025, when she reached the age of 65 initially set at the time this remuneration component was approved.
Executive directors’ gross annual salary, fixed remuneration supplement and fixed annual contribution to pensions for 2025 and 2024 were as follows:

Gross annual salary and other fixed remuneration
EUR thousand	2025				2024
	Gross annual salary	Fixed remuneration supplement	Fixed annual pension contribution	Total	Gross annual salary	Fixed remuneration supplement	Fixed annual pension contribution	Total
Ana Botín	3,435	399	756	4,590	3,435	525	756	4,716
Héctor Grisi	3,150	—	693	3,843	3,150	—	693	3,843
Total	6,585	399	1,449	8,433	6,585	525	1,449	8,559
B. Variable remuneration
i) General policy for 2025
The 2025 variable remuneration of the executive directors (tenth cycle of the deferred multiyear objectives variable remuneration plan) was approved in early 2026 in accordance with the Directors’ remuneration policy approved by the Annual General Meeting on 4 April 2025. Under this policy, the Variable components1 of total remuneration may not exceed 200% of fixed remuneration, as established by resolution of the AGM.
Pursuant to the policy, the final individual variable remuneration for each executive director is established by reference to the overall bonus pool outcome for 2025, their respective target bonus opportunity and an assessment of their individual performance.
The 2025 bonus pool outcome reflects:
•Performance against short-term quantitative metrics, measured by reference to the level of achievement of annual objectives related.
•A qualitative assessment, which may adjust the quantitative result by no more than ±35 percentage points. Although based on qualitative indicators, this assessment is not discretionary; it relies on objective, measurable and audited goals, as described below.
•Any exceptional adjustment, where applicable, which must be duly justified and supported by evidence
Further details on the 2025 bonus pool outcome are provided in the section below.
Individual performance, which was evaluated based on: (i) the level of achievement of individual objectives aligned with the Group’s strategic priorities, including, among others, objectives relating to the advancement of the Group’s global operating model and transformation agenda, oversight of the Group’s inorganic strategy, external engagement with key stakeholders, and leadership of the People Agenda; and (ii) how those objectives were achieved (the 'How' dimension), which takes into account, among other factors, adherence to the Group’s corporate behaviours and leadership style.
Accordingly, the positive or negative result of the individual performance may decrease or increase the amount resulting from the individual target bonus multiplied by the result of the quantitative and qualitative metrics.

Individual target bonus	Quantitative metrics and qualitative assessmentA	Individual performance	Final individual variable remuneration
A.Any exceptional adjustment supported by evidence
•Payment of the approved incentive is paid 40% in cash and 60% in instruments, the latter as follows:
•EUR 500,000 and EUR 420,000 in PagoNxt RSU for Ana Botín and Héctor Grisi, respectively.
•The rest, all in shares of Banco Santander.
• 40% is paid in 2026, once the final amount has been set. The remaining 60% will be deferred over five years (subject to long-term metrics) as follows:
•The deferred amounts payable in 2027 and 2028 (20% of the total), will be paid if none of the malus clauses described below are triggered.
•The deferred amounts payable in 2029, 2030 and 2031 (40% of the total), will be paid if the malus clauses are not triggered and the multi-year targets described below are reached. These targets can reduce these amounts and the number of deferred instruments or increase them up to a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
•Deferred amounts in cash may be adjusted for the inflation related to the deferral period.
•All payments in shares are subject to a three-year retention period, unless the director already holds shares for an amount equivalent to twice his/her annual net annual salary (based on his/her gross annual salary), in which case the shares would be subject only to the regulatory one-year retention period obligation.
1 As indicated in the first chart in section 6.3 'Remuneration of directors for executive duties' pension contributions include both fix and variable components, the latter of which also form part of total variable remuneration.
Annual report 2025    333

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•The hedging of the instruments received during the retention and deferral periods is expressly prohibited. The sale of shares is also prohibited for one year from time they are received.
•All deferred payments can be subject to malus. Similarly, Santander can claw back paid incentives in the scenarios and for the period dictated in the Group’s malus and clawback policy.
ii) Quantitative metrics and qualitative assessment for 2025
Executive directors’ variable remuneration for 2025 is based on the bonus pool, determined by reference to performance against short-term quantitative metrics and a qualitative assessment. The resulting outcome was reviewed and approved by the board, upon recommendation of the remuneration committee.
This process also incorporates input from the human resources committee, which, for this purpose, includes senior management responsible for the Grupo Santander’s Risk, Compliance, Audit, People, Culture and Organization, Legal, and Financial Accounting and Management Control functions.
These functions, among others, provided input on risk, solvency, liquidity, the quality and sustainability of results, and compliance and control matters.
Details of the performance against the quantitative metrics and the qualitative assessment underpinning the bonus pool are set out below.

Category and weight of Bonus pool	A.Quantitative metricsA
	Targets	Achievement over target	Assessment
Transformation: (45%)	Active customers (growth) (10%)	Target: 3.31 million. Achievement: 3.18 million.	95.89%
	Cost per active customer (15%)	Target: €245.30. Achievement: €241.02.	120.46%
	Fees over Costs (recurrence ratio) (20%)	Target: 2.45. Achievement: 3.13	150.00%

Capital (25%)	Capital generation (CET1 ratio)	Target: 13.00%. Achievement: 13.46%	199.00%

Sustainable profitability (30%)	RoRWA (Return on risk weighted assets) SVA	Target: 1.97%. Achievement: 2.09%.	116.91%
TOTAL metrics			142.48%
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
Performance vs. Market (+/- 10%)
The Group once again delivered record results in 2025, achieving a new all-time high profit for the fourth consecutive year. Compared with our main competitors: i) we maintained a similar performance in terms of profitability adjusted to cost of risk (NIM-CoR); ii) we outperformed on costs, supported by the benefits of ONE Transformation, which were reflected in our cost discipline compared to the average cost increase of our peers; and iii) we continued to enhance our profitability (RoTE), maintaining a gap of more than two percentage points above the peer average. By business, Retail delivered strong performance, with positive momentum across most metrics, while CIB posted excellent fee performance, while at the same time maintaining a leadership position in terms of efficiency and profitability.
		+1.60%
Network Collaboration (+/- 10%)	The global businesses (CIB, Wealth and Payments) delivered strong revenue growth in 2025, with double-digit fee income increases driven by network effects and enhanced capabilities. The underlying momentum reflects continued progress in strengthening cross-business connectivity and execution, although performance against the network collaboration metric did not fully meet the highly ambitious target set for the year.	(0.50%)
Compliance and Risk (+/- 10%)	In 2025, risk management was strengthened through sharper data-driven oversight, tighter integration of risk appetite into decision-making, advanced monitoring of geopolitical and market volatility risks and enhanced risk-reward discipline across portfolios, while the NPL ratio was kept under the 3.5% prudential threshold, maintaining a stable cost of risk and reinforcing provisioning coverage. Supervisory outcomes confirming the robustness of the control framework as SREP 2025 maintained stable ratings and capital requirements. In parallel, automation, AI-enabled initiatives, and operating model optimization improved efficiency and further strengthened second-line oversight capabilities.
	At the same time, continued to deliver effective, enhanced, and independent oversight of all Compliance programs across Units and Global Businesses, while ensuring full adherence to applicable laws and regulations.	+0.50%
Sustainability targets (+/- 5%)	We have exceeded the objectives established across the various areas of work in sustainability, with particular emphasis on the contribution of sustainable business and financial inclusion, driven by the strong contribution of sustainable business, which surpassed the commercial targets established to support our CIB, Retail, and Consumer clients. We also made progress in the implementation of financial inclusion, financial health, and community support initiatives.	+1.40%
TOTAL qualitative assessment		+3.00%

C. Exceptional adjustment approved by board of directors upon recommendation of remuneration committee	No discretionary or exceptional adjustment applied to the 2025 bonus pool outcome	0%

Final bonus pool 2025		145.48%
Annual report 2025    334

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The total payout reflects the level of achievement against the quantitative metrics (142.48%) together with the outcome of the qualitative assessment (+3.00%). No exceptional adjustment was approved for 2025.
The combined effect of these components results in the final bonus pool outcome for 2025 (145.48%), expressed as a percentage of target bonus.
A + B +C = Final bonus pool result in 2025 (as a percentage of target).
iii) Determination of the individual variable remuneration for executive directors set in 2025
The board approved executive directors' variable remuneration for 2025 on the remuneration committee’s recommendation. In accordance with the 2025 Remuneration Policy approved by the AGM, variable remuneration is determined by reference to: (i) the bonus pool outcome described above, (ii) each executive director’s individual target bonus, and (iii) the assessment of individual performance.
In assessing individual performance, the board considered, among others:
•Record performance and full strategic delivery 2025 marked a fourth consecutive year of record attributable profit (EUR 14.1 bn), with strong revenue growth across global businesses and full delivery of the financial and strategic commitments set at the previous Investor Day.
•Exceptional shareholder value creation: performance translated into the best total shareholder return (+132% in absolute terms, +60% relative to peers), positioning Santander as the largest bank by market capitalisation in the Eurozone and reflecting sustained market confidence in the Group’s strategy and leadership.
•Disciplined execution of portfolio strategy: the sale of Santander Poland and the announced acquisitions of TSB (UK) and Webster (US) (subject to regulatory and corporate approvals) demonstrate active portfolio management and disciplined capital allocation to enhance long-term profitability and shareholder value.
The board also evaluated the leadership of the Executive Chair and the Chief Executive Officer in delivering these results, the level of achievement of their individual objectives and the manner in which those objectives were delivered. On the basis of this assessment, it determined that both executives achieved an 'Exceptional' level of individual performance. In accordance with the governance set out in the remuneration policy, and taking into account this 'Exceptional' level rating, the pool result and their target bonus, the final outcome was 157% for both.
The target bonus (see table in section 6.3) of the Executive Chair and the CEO for 2025 remained unchanged compared to 2024.
Additionally, prior to approval, the Board confirmed that none of the policy conditions limiting variable remuneration were triggered:
•The Group's ONP2 for 2025 was not more than 50% less than for 2024. Otherwise, variable remuneration would not have been greater than 50% of the individual target.
•The Group’s ONP was not negative. Otherwise, the incentive would have been zero.
Furthermore, the ratio of executive directors’ total remuneration to underlying attributable profit fell from 0.18% in 2024 to 0.17% in 2025, as shown in section 6.3.I.
Variable contributions to pensions in terms of percentage were not modified in 2025, remaining at 22% of the 30% of the last three assigned bonus' average, in compliance with Circular 2/2016 of the Bank of Spain, Standard 41, which requires that at least 15% of total contributions be linked to variable components.
In this context, total executive variable remuneration increased by 7% compared to the previous year.
Breakdown of immediately payable and deferred remuneration
The variable remuneration approved by the board of directors, upon proposal of the remuneration committee, following the process described above (comprising the immediately payable portion, the deferred amounts not subject to long-term performance conditions and the deferred portion contingent on the achievement of long-term objectives) is set out below.

Immediately payable and deferred (not linked to long-term objectives) variable remuneration

EUR thousand	2025				2024
	In cash	In sharesA	In RSUA	Total	In cash	In sharesB	In RSUB	Total
Ana Botín	3,004	2,804	200	6,009	2,961	2,761	200	5,922
Héctor Grisi	2,076	1,908	168	4,152	2,046	1,878	168	4,092
Total	5,080	4,712	368	10,161	5,007	4,639	368	10,015
A. The amounts in the foregoing table correspond to a total of 459 thousand shares of Banco Santander and 6 thousand RSU of PagoNxt.
B. The amounts in the foregoing table correspond to a total of 1,014 thousand shares in Banco Santander and 7 thousand RSU in 2024.
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
Annual report 2025    335

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The following chart states deferred variable remuneration at fair value, which will only be received in 2029, 2030 and 2031 if the long-term multi-year targets are met (see section 6.3 B iv)) and beneficiaries continue to be employed at Grupo Santander, in accordance with the terms approved in the general shareholders' meeting, and no circumstances triggering malus clauses occur3:

Deferred variable remuneration linked to long-term objectives (fair value)

EUR thousand	2025				2024
	In cash	In sharesA	In RSUA	Total	In cash	In sharesB	In RSUB	Total
Ana Botín	701	1,893	210	2,804	1,166	956	210	2,332
Héctor Grisi	484	1,277	176	1,938	806	629	176	1,611
Total	1,185	3,170	386	4,742	1,972	1,585	386	3,943
A. The number of shares in the table correspond to a total of 309 thousand shares of Banco Santander and 6 thousand RSU of PagoNxt.
B. The number of shares in the table correspond to a total of 346 thousand shares and 7 thousand RSU of PagoNxt in 2024.
Reconciliation of the ‘Immediately payable and deferred (not linked to long-term objectives) variable remuneration’ table and the data disclosed in sections C.1.a) i) and ii) of 'Statistical information on corporate governance required by the CNMV'.
•The amounts of 3,004 thousand euros and 2,076 thousand euros for Ana Botín and Héctor Grisi, respectively, shown in the 'In cash' column are variable cash remuneration accrued for 2025 period and not subject to multi-year metrics. Thus, 20% is payable immediately, with a further 5% payable in each of the following two years.
Nonetheless, the amounts of 3,092 thousand euros and 2,134 thousand euros, for Ana Botín and Héctor Grisi, respectively, included in table C.1.a) i) of the statistical information (column 'Short-term variable remuneration'), are the cash amounts received according to the CNMV's consolidation criterion. This means that:
•the immediately payable portion, which is consolidated, matches up; and
•the remaining portion (two deferred amounts) relates to the payment of the first deferred tranche of variable remuneration vested in 2024 and the second deferred tranche of variable remuneration vested in 2023.
•The amounts of 2,804 thousand euros and 1,908 thousand euros for Ana Botín and Héctor Grisi, respectively, shown in the 'In shares' column are variable remuneration in shares accrued for 2025 period and not subject to multi-year metrics. Thus, 20% is payable immediately, with a further 5% payable in each of the following two years.
The amounts of 2,003, 1,021 and 1,174 thousand euros for Ana Botín and 1,384, 672 and 763 thousand euros for Héctor Grisi shown in the ‘Gross profit from shares handed over or consolidated financial instruments’ column of tables C.1.a) ii) of the statistical information, follow the CNMV's consolidation criterion. This means that:
•as with cash remuneration, the immediate portion matches up, as it is consolidated;
•the first and second deferred tranches of variable remuneration vested in 2024 and 2023, respectively, for each executive director are included; and
•the number of shares originally granted for the deferred 2023 and 2024 deferred tranches has been multiplied by the share price used for 2025 variable remuneration (EUR 10.261), which, as Santander’s share price continues to rise, results in a virtual increase (for public disclosure purposes only) in executive remuneration (see further explanation in section C.2. of 'Statistical information on corporate governance required by the CNMV).
•The amounts of 200 thousand euros and 168 thousand euros for Ana Botín and Héctor Grisi, respectively, shown in the 'In RSU' column are variable remuneration accrued in PagoNxt RSU.
The amounts shown in the ‘Gross profit from shares handed over or consolidated financial instruments' column of tables C.1.a) ii) of the statistical information are remuneration in RSU that does not meet the CNMV consolidation criteria as the objectives or conditions set under the plan are yet to be achieved and, therefore, the directors do not hold an unconditional right to receive this variable remuneration. Thus, the statistical information tables only show the balance of financial instruments as at 1 January 2025 and at 31 December 2025 for information purposes.
Reconciliation of the ‘Deferred variable remuneration linked to long-term objectives (fair value)’ table and the data disclosed in sections C.1.a) i) and ii) of 'Statistical information on corporate governance required by the CNMV'.
•The amounts of 701 thousand euros and 484 thousand euros for Ana Botín and Héctor Grisi, respectively, shown in the ‘In cash’ column are variable cash remuneration accrued for 2025 period and subject to multi-year metrics (under a fair value achievement assumption of 70%). Thus, this remuneration is payable at a rate of 3.33% per year on the third, fourth and fifth anniversaries of the 2025 incentive being awarded.
Nonetheless, the amount of 1,172 thousand euros for Ana Botín included in table C.1.a) i) of the statistical information (column 'Long-term variable remuneration') relates to cash amounts received according to the CNMV's consolidation criterion. This means that:
•the three deferred tranches correspond to the payment of variable remuneration vested in 2022, 2021 and 2020, for Ana Botín;
•the multi-year targets to which these deferred tranches were linked have already been assessed: 115.2% for 2022; 91.6% for 2021; and 83.3% for 2020; and
3 Corresponds to the fair value of the maximum amount to be received over a total of 3 years, subject to continued service -with certain exceptions-, non- applicability of malus clauses and compliance with set goals. Fair value was estimated at the plan award date on account of several scenarios for the variables in the plan during the measurement periods.
Annual report 2025    336

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•in the case of Héctor Grisi, no amounts are included in the table as these deferred tranches are yet to consolidate during his tenure as CEO of Banco Santander (beginning 1 January 2023).
•The amounts of 1,893 thousand euros and 1,277 thousand euros for Ana Botín and Héctor Grisi, respectively, shown in the 'In shares' column are variable remuneration in shares accrued for 2025 period and subject to multi-year metrics (at a fair value of 70%). Thus, this remuneration is payable at a rate of 10% per year on the third, fourth and fifth anniversaries of the 2025 incentive being awarded.
The amounts of 1,387, 737, 1,670 and 319 thousand euros for Ana Botín shown in the ‘Gross profit from shares handed over or consolidated financial instruments’ column of tables C.1.a) ii) of the statistical information follow the CNMV's consolidation criterion. This means that:
•The deferred tranches correspond to the payment of variable remuneration (paid in shares or share options) vested in 2022, 2021 and 2020.
•The multi-year targets to which these deferred tranches were linked have already been calculated: 83.3% for 2020, 91.6% for 2021; and 115.2% for 2022 (the latter approved in 3 February 2026 board of directors meeting). For more details, see section K).
•The number of shares originally granted for the deferred 2022, 2021 and 2020 tranches has been multiplied by the share price used for 2025 variable remuneration (10.261 euros), which results in a virtual increase in remuneration at those moments (only for public disclosures purposes).
•As with cash remuneration, no amounts are included for Héctor Grisi as these deferred tranches are yet to consolidate during his tenure as CEO of Banco Santander (beginning 1 January 2023).
•Regarding the variable remuneration accrued in PagoNxt RSU, the statistical information tables only show the balance of financial instruments as at 1 January 2025 and at 31 December 2025 for information purposes — they are yet to consolidate, as explained above.
Fair value has been determined on the grant date based on the valuation of an independent expert, Willis Towers Watson. Based on the design of the plan for 2025 and success levels of similar plans at peer entities, the fair value was considered to be 70% of total value linked to long-term objectives assigned.
The maximum amount of shares to be delivered under the plan is within the maximum amount of the award to be delivered in shares (EUR 11.5 million) approved at the 2025 AGM for executive directors. At its meeting on 25 November 2025 and pursuant to the powers granted by shareholders at the 2025 AGM, the board agreed to amend the calculation period used to determine the number of shares to be delivered from 50 to 30 trading sessions (under no circumstances may the number of shares exceed the maximum approved at the AGM), as the board considered that this better reflects market practice and enables us to offset share price volatility. Thus, the number of shares to be delivered under the 2025 policy has been calculated with the weighted average daily volume of weighted average listing prices of Banco Santander shares in the 30 trading sessions prior to the Friday (not inclusive) before 3 February 2026 (the date on which the board approved the 2025 bonus for executive directors), which was EUR 10.261 per share. According to an independent experts' valuation, the price per PagoNxt RSU equals EUR 61.07.
Annual report 2025    337

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
iv) Multi-year targets linked to the payment of deferred amounts in 2029, 2030 and 2031
The multi-year targets linked to the payment of the deferred amounts payable in 2029, 2030 and 2031 are:

	Metrics	Weight		Target and compliance scales (metrics ratios)
A	Relative Total Shareholder Return (TSR)A in 2025-2027 within a peer group	50%
If ranking Santander equal percentile 100, then metric ratio is 1.5
If ranking Santander between percentiles 75 and 100 (not inclusive), then metric ratio is
1 – 1.5B
If ranking Santander between percentiles 50 and 75 (not inclusive), then metric ratio is 0.5 – 1B
If ranking Santander below percentile 50, then metric ratio is 0

B	Banco Santander’s consolidated RoTE target in 2027	30%		If RoTE in 2027 is ≥ 18.5%, then metric ratio is 1.5 If RoTE in 2027 is ≥ 17% but <18.5%, then metric ratio is 0 – 1.5C If RoTe in 2027 is < 17%, then metric is 0
C	Four sustainability (environmental, social and governance) metrics with the following weighting: 2/10 x Coefficient 1 + 2/10 x Coefficient 2 + 1/10 x Coefficient 3 +5/10 x Coefficient 4	20%	1)
If % women in executive positions in 2027 is ≥ 39.5%, then metric ratio is 1.25
If % women in executive positions in 2027 is ≥ 39.2% but <39.5%, then metric ratio is
1 – 1.25D
If % women in executive positions in 2027 is ≥ 38.4% but <39.2%, then metric ratio is 0 – 1D
If % women in executive positions in 2027 is < 38.4%, then metric ratio is 0

			2)
If number of financially included peopleE between 2025 and 2027 (in million) is ≥ 6, then metric ratio is 1.25
If number of financially included peopleE between 2025 and 2027 (in million) is ≥ 4.5 but <6, then metric ratio is 1 – 1.25D
If number of financially included peopleE between 2025 and 2027 (in million) is ≥ 3.5 but <4.5, then metric ratio is 0 – 1D
If number of financially included peopleE between 2025 and 2027 (in million) is < 3.5, then metric ratio is 0

			3)
If socially responsible investmentF in 2027 is ≥ 21%, then metric ratio is 1.25
If socially responsible investmentF in 2027 is ≥ 19% but < 21%, then metric ratio is 1 –1.25D
If socially responsible investmentF in 2027 is ≥ 15% but < 19%, then metric ratio is 0 –1D
If socially responsible investmentF in 2027 is < 15%, then metric ratio is 0

			4)
If finance raised and facilitatedG (in EUR billions) between 2025 and 2027 is ≥ 220, then metric ratio is 1.25
If finance raised and facilitatedG (in EUR billions) between 2025 and 2027 is ≥ 165 but < 220, then metric ratio is 1 –1.25D
If finance raised and facilitatedG (in EUR billions) between 2025 and 2027 is ≥ 120 but < 165, then metric ratio is 0 –1D
If finance raised and facilitatedG (in EUR billions) between 2025 and 2027 is < 120, then metric ratio is 0

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
C. Straight-line increase in the RoTE ratio based on the percentage of specific RoTE in 2027 within this bracket of the scale.
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
F. Assets under management that meet the criteria of Santander’s Sustainable Finance and Investment Classification System as a percentage of total assets under management.
G. Grupo Santander's contribution to our customers’ transition: CIB green finance raised and facilitated (target), Retail & Commercial banking green finance and sustainable linked-loans, and Digital Consumer Bank green finance. To achieve beyond 100% of this goal, it is necessary to progress on Banco Santander transition plan.

To determine the annual amount of the deferred portion linked to objectives corresponding to each executive director in 2029, 2030 and 2031, the following formula shall be applied to each of these payments ('final annuity') without prejudice to any adjustment deriving from the malus clauses:
Final annuity = Amt. x (5/10 x A + 3/10 x B + 2/10 x C)
where:
•'Amt.' is one third of the variable remuneration amount deferred conditional on performance (i.e. Amt. will be 13.33% of the total variable pay set in early 2026).
•'A' is the TSR ratio calculated as the scale in the table above, according to the relative performance of Banco Santander’s TSR within its peer group in 2025- 2027.
•'B' is the RoTE coefficient according to the scale in the table above, based on RoTE at year-end 2027.
•'C' is the coefficient resulting from the sum of weighted coefficients for each of the four sustainability targets for 2027 described above.
•In any event, if the result of (5/10 x A + 3/10 x B +2/10 x C) is greater than 1.25, the multiplier will be 1.25.
Annual report 2025    338

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
v) Malus and clawback
Deferred amounts (whether or not contingent on multi-year targets) will be earned if the beneficiary continues to work with the Group4 at December 31, and none of the circumstances triggering malus clauses arise before each payment, according to the section on malus and clawback clauses in the remuneration policy.
Similarly, Banco Santander can clawback any paid variable amounts in the scenarios and for the period dictated by the terms and conditions in the said policy.
Variable remuneration for 2025 can be clawed back until the beginning of 2032.
Malus and clawback clauses are triggered by poor financial performance of Banco Santander, a division or area, or exposures from staff as a result of an executive(s)’s management of, at least, one of these factors:

Category	Factors
Risk	Significant failures in risk management by Banco Santander, or by a business or risk control unit.
Capital	An increase in capital requirements at Banco Santander or one of its business units not planned at the time that exposure was generated.
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

In addition to the policy on malus and clawback clauses of our remuneration policy, the addendum to our remuneration policy entitled 'Financial Statement Restatement Compensation' regulates the recoupment of compensation received by the executive directors of Banco Santander, S.A., and senior management, in the event of a financial restatement (according to the regulation) resulting from material noncompliance with financial reporting requirements under US federal securities laws.
The application of malus or clawback clauses for executive directors shall be determined by the board of directors, at the proposal of the remuneration committee, and cannot be proposed once the regulatory retention period for the final payment in shares under the plan has elapsed in early 2032. Therefore, the board determines the specific deferred incentive amount to be paid as well as any amount that could be subject to clawback, upon on the remuneration committee’s recommendation and depending on the level of compliance with the conditions for applying malus clauses.
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
Annual report 2025    339

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The benefit plan is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The economic rights of the directors previously mentioned belong to them even if they are not active at Banco Santander at the time of their retirement, death or disability. Their contracts do not stipulate any severance payment outside the extent of the law for termination of contract.
The provisions recognised in 2025 for retirement pensions amounted to EUR 2,461 thousand (EUR 2,445 thousand in 2024), as broken down below.

Provisions recognised during the year
EUR thousand	2025	2024
Ana Botín	1,341	1,339
Héctor Grisi	1,120	1,105
Total	2,461	2,445
The amounts corresponding to each director as of 31 December 2025 and 2024 in the pension scheme are:

Balance of the pension fund as at 31 December
EUR thousand	2025	2024
Ana Botín	65,027	54,731
Héctor Grisi	2,033	1,299
José Antonio Álvarez	23,178	20,326
Total	90,238	76,356
D. Other remuneration
Grupo Santander also takes out insurance policies for life, health and other contingencies for its executive directors. This other remuneration component includes the fixed supplement approved for Ana Botín and José Antonio Álvarez to replace the supplementary benefits from the pension scheme eliminated in 2018 (both of them reached the established age of 65 during 2025, and therefore the related supplement has expired), in addition to the cost for insuring death or disability until they retire. Directors are covered under the Group’s civil liability insurance policy.
Note '5. Remuneration and other benefits paid to the Bank’s directors and senior managers' to the Group’s consolidated financial statements describes other benefits received by executive directors in detail.
E. Shareholdings
In 2016, on the remuneration committee’s recommendation, the board of directors approved a shareholding policy to better align executive directors with shareholders’ long-term interests.
According to this policy executive directors have five years to demonstrate that their personal assets include shares in Banco Santander that amount (net of taxes) to twice their gross annual salary on that date. The following table show the ratio, with a share price of EUR 10.075:

Shareholdings
	2025
	Gross annual salary (thousand)	Number of shares (thousand)	Number of times
Ana Botín	3,435	33,847	99.2
Héctor Grisi	3,150	2,546	8.1
Likewise, in addition to the regulatory obligation for executive directors not to sell the shares they receive as remuneration for a year from their award, which is included in the shareholding policy, and will apply to all cases, this policy has also been updated in 2020 to include the obligation for executive directors not to sell the shares they receive as remuneration for a period of three years from their award date, unless the executive director already holds Banco Santander shares for an amount equivalent to twice his/her net annual salary.
F. Remuneration of board members as representatives of Banco Santander
The executive committee resolved that the remuneration accrued by executive directors who represent Banco Santander on boards of companies where it owns equity and were appointed after 18 March 2002 will accrue to the Group. No executive director received remuneration for this type of representation in 2025.
The following table includes the remuneration received by non-executive directors on a personal basis in other Group entities:

Director	Position	Remuneration
Homaira Akbari	Member of the board of Santander Consumer USA Holdings, Inc.	USD 100 thousand (EUR 85 thousand)
	Member of the board of PagoNxt, S.L.	EUR 200 thousand
Henrique de Castro	Member of the board of PagoNxt, S.L.	EUR 200 thousand
	Member of the nomination committee of PagoNxt, S.L.	EUR 15 thousand
José Antonio Álvarez	Member of the board of PagoNxt, S.L.	EUR 200 thousand
Pamela Walkden	Member of the board of Santander UK, plc and Santander UK Group Holdings Limited	GBP 100 thousand (EUR 115 thousand)
Belén Romana	Member of the board of Santander Insurance, S.L.	EUR 157 thousand
Total		EUR 972 thousand
Likewise, Luis Isasi received EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings (amount included in the chart below as 'other remuneration' as it is paid by Banco Santander, S.A.).
And finally, José Antonio Álvarez received a fixed remuneration of EUR 1,750 thousand as strategic adviser of Grupo Santander, as well as the life and health insurance contributions and part of the supplement for having waived the death and disability policy disclosed in the table in section G below.
5 This share price corresponds to the share price as of closing of stock markets on 31 December 2025.
Annual report 2025    340

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
G. Individual remuneration of directors for all items in 2025
Below is a breakdown of each director’s short-term salary (payable immediately) and deferred remuneration not based on long-term performance for 2025 and 2024. Statistical information on remuneration required by the CNMV (9.5) and Note 5 to the Group’s consolidated financial statements contains disclosures on shares delivered in 2025 under the deferred remuneration schemes of previous years where conditions for their delivery were met in the related years.

Individual breakdown by compensation components
	EUR thousand
Directors	2025									2024
	Bylaw-stipulated emoluments		Salary and bonus of executive directors						Total	Total
	Board and board committees annual allotment	Board and committee attendance fees	Fixed Salary	Immediate payment bonus (50% in instruments)	Deferred payment bonus (50% in instruments)	Total	Pension Contribution	Other remunerationF
Ana Botín	305	44	3,435	4,006	2,003	9,444	1,341	843	11,977	12,127
Héctor Grisi	305	44	3,150	2,768	1,384	7,302	1,120	718	9,489	9,137
José Antonio Álvarez	380	67	—	—	—	—	—	2,440	2,887	3,698
Glenn Hutchins	622	78	—	—	—	—	—	—	700	700
Homaira Akbari	203	81	—	—	—	—	—	—	284	285
Javier BotínA	101	36	—	—	—	—	—	—	137	144
Sol Daurella	239	75	—	—	—	—	—	—	314	292
Henrique de Castro	203	80	—	—	—	—	—	—	283	300
Gina Díez	159	63	—	—	—	—	—	—	222	225
Luis Isasi	349	74	—	—	—	—	—	1,000	1,423	1,440
Belén Romana	474	107	—	—	—	—	—	—	581	599
Pamela Walkden	290	93	—	—	—	—	—	—	383	381
Germán de la Fuente	262	83	—	—	—	—	—	—	344	338
Carlos BarrabésB	187	71	—	—	—	—	—	—	259	128
Antonio WeissC	130	50	—	—	—	—	—	—	180	72
Bruce Carnegie-BrownD	—	—	—	—	—	—	—	—	—	78
Ramiro MatoE	—	—	—	—	—	—	—	—	—	271
Total 2025	4,209	1,045	6,585	6,774	3,387	16,746	2,461	5,001	29,462	—
Total 2024	4,115	1,240	6,585	6,260	3,756	16,601	2,444	5,815	—	30,214
A. All amounts received were reimbursed to Fundación Botín.
B. Director and member of the NC, RBSCC and ITC since 27 June 2024.
C. Member of board of directors since 27 June 2024
D. Stepped down as director on 27 June 2024.
E. Stepped down as director on 22 March 2024.
F. Other remuneration includes for Luis Isasi EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings. For José Antonio Álvarez, this amount includes remuneration as strategic advisor of Grupo Santander, life and health insurance contributions (EUR 678 thousand) and part of the former supplement for having waived the death and disability policy (EUR 12 thousand).
The total amounts that the directors vested for performing supervisory and collective decision-making duties at Banco Santander, in addition to those that the Group’s executive directors, Ana Botín and Héctor Grisi, vested, amounted to 29,462 thousand euros in 2025. This is a different amount to the 41,315 thousand euros reported in section C.1.c) of 'Statistical information on corporate governance required by the CNMV’ for two reasons:

•The difference in the criterion used to prepare the information relating to executive directors’ variable remuneration, as explained above.
•The additional inclusion in the statistical information table of remuneration data for non-executive directors in other Group companies (EUR 972 thousand).
The following table provides each executive director’s salary contingent on multi-year targets. It is only paid if they remain active in the group, malus clauses do not apply and set multi-year targets are achieved (as depending on their achievement, the amounts will be increased (limited to 125%), reduced, or even be zero, if the related minimum thresholds are not achieved):
Annual report 2025    341

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Total deferred variable remuneration linked to long-term objectives (fair value)
	EUR thousandA
	2025	2024
Ana Botín	2,804	2,332
Héctor Grisi	1,938	1,611
Total	4,742	3,943
A. Fair value of the maximum amount receivable over a total of 3 years (2029, 2030 and 2031), which was estimated when the plan was granted, based on several scenarios relating to variables in the plan during the measurement periods. The face value of the three aforementioned deferred amounts is EUR 6,774 thousand for 2025 (EUR 4,006 thousand for Ana Botín and EUR 2,768 thousand for Héctor Grisi).
H. Ratio of variable to fixed pay components in 2025
At the 2025 AGM, shareholders approved a maximum ratio of 200% of variable to fixed components in executive directors’ pay.
The ratio of variable components to fixed components for each executive director’s total pay in 2025 is 197% for Ana Botín and 150% for Hector Grisi (175% and 147% respectively for 2024).
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
I. How we include sustainability metrics in 2025 variable incentive scheme
Banco Santander's current remuneration policy is designed to align executive pay with our strategic goals, including long-term sustainability. The policy incorporates mechanisms that link variable remuneration to the achievement of financial, sustainability, and value creation objectives. These objectives are specific, measurable, and aligned with the bank's interests, encompassing environmental, social, and governance (sustainability) factors.
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
•Our top 248 Groups' executives (including the Executive Chair and CEO), as well as employees of the global Corporate Centre and global corporate centres of our subsidiaries, are subject to this general Bonus pool framework and their respective local adaptations.
•The proposed parameters for sustainability performance reviews aim to reward progress both in key metrics and in embedding sustainability in management. For the 2025 award, the sustainability component of the qualitative assessment considered the following sustainability-related accomplishments vs. the targets budgeted for the year: progress with inclusive culture; financial inclusion and financial health and community support; sustainable business volume and supporting transition; and governance and data.
2.Long-term incentive:
•A portion of variable compensation (40% for executive directors), which is deferred and earned based on the achievement of pre-determined multi-year goals, including sustainability metrics (for the 2025 award, 20% of total multi-year goals). These metrics are progress with inclusive culture, financial inclusion, socially responsible investment and supporting our customers' transition through sustainable finance, and the progress on transition plan (for more details, please see section 6.3.B iv) 'Multi-year targets linked to the payment of deferred amounts in 2029, 2030 and 2031 '.
•In 2025, a total of 38 Groups' executives (the highest-ranking positions within the organisation) have their long-term incentive linked to these metrics, including the Executive Chair and CEO.
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

Ratio of executive directors’ total remuneration to underlying attributable profit
Annual report 2025    342

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
The following chart shows the comparative analysis between the directors' remuneration, the company performance (underlying profit attributable to the Group, audited profit before taxes and ordinary ROTE) and the average remuneration of Santander employees (other than directors and in a full time equivalent basis) in the last 5 years:

Directors' remuneration[1] (EUR thousand)
	2025	% var. 25/24	2024	% var. 24/23	2023	% var. 23/22	2022	% var. 22/21	2021
• Executive Directors
Ana Botín	11,977	(1)%	12,127	5%	11,544	5%	11,001	(4%)	11,435
Héctor Grisi	9,489	4%	9,137	11%	8,257	—	—	—	—
• Non-Executive Directors[2]
José Antonio Álvarez	2,887	(22%)	3,698	4%	3,553	(61%)	9,086	(1%)	9,160
Glenn Hutchins	700	—%	700	88%	372	—	10	—	—
Homaira Akbari	284	—%	285	8%	265	9%	244	(2%)	248
Javier BotínA	137	(5%)	144	5%	137	6%	129	—	129
Sol Daurella	314	7%	292	17%	249	8%	230	(4%)	239
Henrique de Castro	283	(6%)	300	6%	284	9%	261	(2%)	267
Gina Díez	222	(1%)	225	7%	211	23%	172	32%	130
Luis IsasiB	1,423	(1%)	1,440	2%	1,417	—	1,412	—	1,406
Belén Romana	581	(3%)	599	5%	572	4%	549	3%	533
Pamela Walkden	383	1%	381	12%	341	6%	323	7%	303
Germán de la Fuente	344	2%	338	25%	271	—	137	—	—
Carlos BarrabésC	259	102%	128	—	—	—	—	—	—
Antonio WeissD	180	150%	72	—	—	—	—	—	—
Bruce Carnegie-BrownE	—	—	78	(86%)	576	(18)%	700	—	700
Ramiro MatoF	—	—	271	(48%)	518	4%	500	—	499
Company’s performance
Underlying profit attributable to the Group (EUR mn)	14,101	12%	12,574	14%	11,076	15%	9,605	11%	8,654
Consolidated results of the Group[3] (EUR mn)	20,867	10%	19,027	16%	16,459	8%	15,250	5%	14,547
Ordinary RoTE	17.07%	5%	16.27%	8%	15.06%	13%	13.37%	5%	12.73%
Employees' average remuneration[4] (EUR thousand)	62	1%	61	5%	58	3%	56	1%	56
Employees' average remuneration in Spain[5] (EUR thousand)	77	3%	75	3%	73	6%	68	10%	62
Annual increase of employees' average remuneration in Spain on a like for like basis	—	6%	—	—	—	—	—	—	—
1. Deferred variable remuneration linked to long-term objectives is not included.
2. Non-executive directors' remuneration fluctuations are caused by joining or leaving the board of directors and the difference in the amount of meetings they assist during the year. Hence there is no correlation between their remuneration and the company performance.
3.Group operating profit/(loss) before tax.
4. Group's employee average remuneration includes all concepts, including other remuneration. Normally the increases or decreases in remuneration are greater for the executive directors, depending on the results of the entity, because the percentage of variable remuneration over fixed remuneration in an average employee is lower than that of the executive directors. Variable remuneration data accrued in the current year, both for employees and executive directors. Evolutive data also impacted by exchange rate performance in the group's geographies. Full time equivalent data considered.
5.Total employees in Spain geography. Fixed remuneration + effective bonus received in the year. Not all concepts are included. Not impacted by exchange rates.
A. All amounts received were reimbursed to Fundación Botín.
B. Includes EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings.
C. Director and member of the NC, RBSCC and ITC since 27 June 2024.
D. Member of board of directors since 27 June 2024.
E. Stepped down as director on 22 March 2024.
F. Stepped down as director on 27 June 2024.

Annual report 2025    343

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
K. Performance of the long-term metrics under the 2022 plan (2022-2024)
In 2025, the board of directors, at the remuneration committee’s recommendation, approved the level of performance of the long-term metrics for the seventh cycle of the deferred multi-year objectives variable remuneration plan (2022). The table below details each metric and its result at the close of period.

Metric	Target		Result	Coefficient	Weight	Weighted coefficient
RoTE in 2024 (%)	≥15% - Coefficient 1.5 ≥12% but <15% - Coefficient 0 - 1.5 <12% - Coefficient 0		16.3%	150%	40%	60.0%
Relative Total Shareholder Return in 2022-2024 within a peer group	Percentile 100 - Coefficient 1.5 Percentile 75 - 100 - Coefficient 1 - 1.5 Percentile 40 - 75 - Coefficient 0.5 - 1 Below percentile 40 - Coefficient 0		Percentile 67	83%	40%	33.2%
Sustainability metrics	a) % women in senior leadership positions in 2024	≥ 30.5% - Coef. 1.25 ≥ 30% but < 30.5% - Coef. 1 – 1.25 ≥ 28% but < 30% - Coef. 0 - 1 < 28% - Coef. 0	31.2%	125%	1/5	25%
	b) Number of financially empowered people between 2019 and 2024 (mn)	≥ 14 - Coef. 1.25 ≥ 13 but < 14 - Coef. 1 – 1.25 ≥ 9 but < 13 - Coef. 0 - 1 < 9 - Coef. 0	16.1	125%	1/5	25%
	c) Green finance raised and facilitated target between 2019 and 2024 (bn)	≥ 170 - Coef. 1.25 ≥ 160 but < 170 - Coef. 1 – 1.25 ≥ 120 but < 160 - Coef. 0 - 1 < 120 - Coef. 0	177	125%	1/5	25%
	d) Number of sectors with decarbonisation targets in 2024	≥ 11 - Coef. 1.25 =10 - Coef. 1 ≥ 0 but < 10 - Coef. 0 - 1	5	50%	1/5	10%
	e) % of emission intensity reduction of our power generation portfolio in 2024 (versus 2019)	≥ 18.75% - Coef. 1.25 ≥ 15% but < 18.75% - Coef. 1 – 1.25 ≥ 0% but < 15% - Coef. 0 - 1	48%	125%	1/5	25%
	Total a + b + c + d + e					110%
	Sustainability			110%	20%	22%
Total level of achievement 2022 Plan						115.2%
Annual report 2025    344

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
L. Summary of link between risk, performance and remuneration
Banco Santander's remuneration policy and its application in 2025 have promoted sound and effective risk management, at the same time as supported the fulfilment of long-term business objectives. The key elements of the remuneration policy for executive directors making alignment between risk, performance and reward in 2025 were as follows:

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
Long-term objectives
The long-term objectives linked to the last three portions of the deferred variable remuneration. These objectives are directly associated with return to shareholders relative to a peer group, RoTE and the targets linked to our sustainability agenda.

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

Payment in instruments	At least 60% of variable pay is in instruments and subject to retention or prohibition from exercise of at least one year from their delivery.
6.4 Directors' remuneration policy for 2026, 2027 and 2028
Remuneration policy principles and remuneration system
A. Directors' remuneration in their capacity as such
Director’s remuneration is regulated by article 58 of Banco Santander’s Bylaws and article 33 of the Rules and regulations of the board of directors. For 2026, 2027 and 2028, no changes to the principles and composition of directors’ remuneration for supervisory and collective decision-making duties are planned with respect of those in 2025. They are described in sections 6.1 'Principles of the remuneration policy' and 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025'.
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
•Sustainability: A remuneration framework that is sustainable in terms of associated costs, cost control, and related objectives (as described in the policy) that ensure variable remuneration is commensurate with the Group's performance, disincentivize short termism and promote long-term sustainability. The remuneration scheme for the 1,336 Corporate Identified Staff also includes deferrals of up to 60% of their variable remuneration, payment of 50% of their variable remuneration in instruments (subject to one-year retention) and malus and clawback clauses.
Also, performance objectives for annual variable remuneration have included since 2020 sustainability components. From 2022, with the purpose of increasing focus on the Group's sustainability agenda and highlight this matter as a core long-term strategy, sustainability metrics are included (described in the next section) for the last deferred variable remuneration payments.
Annual report 2025    345

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Also, as detailed at the beginning of section 6.3 'Remuneration of directors for executive duties', Banco Santander conducts an annual comparative review of executive directors’ and top management remuneration. The analysis group in 2026 consists of BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit, based on their market capitalization, global scale, brand recognition, geographical diversification, business model and regulatory framework. The incorporation of US and Brazilian banks is justified by the strong presence of Banco Santander in those countries, where Santander is listed (the New York Stock Exchange and Brazilian Stock Exchange of São Paulo).
Our findings show that Banco Santander does not apply any remuneration elements to its executive directors that deviate from common market practice.
C. Key changes to the 2026 remuneration policy
Banco Santander continued to engage with shareholders and proxy advisors throughout 2025. In this context, investors broadly viewed the amendments to the 2025 remuneration policy as positive and didn’t raise the need for additional amendments to the key elements we addressed last year. Thus, the proposed remuneration policy for 2026 centres on further aligning the remuneration framework with the strategic priorities that we presented at the 2026 Investor Day. The Group reviewed the structures of both short and long-term incentives and their associated metrics and weightings to make sure that they properly promote the execution of our strategy and sustainable, long-term shareholder value.
Moreover, and as investor feedback suggests, Banco Santander has made further progress in simplifying the quantitative and qualitative components of the bonus scorecard to increase clarity and understanding.
According to the board, this approach translates into a stable, transparent remuneration framework that aligns well with the new strategy, reinforces pay-for-performance principles, supports long-term performance, and continues to match shareholders’ expectations.
Directors’ remuneration for 2026
A. Directors' remuneration in their capacity as such
In 2026, directors, in their capacity as such, will receive remuneration for supervisory and collective decision-making duties for a total of up to EUR 6 million (amount that has not been updated since 2012 and was last approved by the 2025 AGM). It consists of:
•annual allocation, and
•attendance fees.
For 2026, the board of directors, on the remuneration committee’s recommendation, approved a 5% increase (in respect of 2025) to the annual allotments for the board (Chair and members) and its committees (including the executive committee), as well as to the amount allocated to the role of Lead Independent Director and non-executive Vice Chair and to attendance fees. This increase is below the average remuneration increase of the Grupo Santander’s staff in Spain in 2025 vs. 2024 on a like for like basis, which is 6%, and has been approved in accordance with the most recent market benchmarking analysis we conducted alongside an independent expert. The analysis confirmed a broadly competitive positioning, while indicating room to increase remuneration to further strengthen market alignment.
The specific amounts and the form of payment are determined by the board of directors in the manner described in the respective 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025' section of the Annual report, based on the objective circumstances of each director.
Additionally, as indicated in the description of the director remuneration system, Banco Santander will pay its directors’ the corresponding civil liability insurance premium in 2026. The related policy is common to all executives and was taken out under usual market condition, proportionate to Banco Santander's situation.
B. Executive directors' remuneration for the performance of executive duties
This section provides further details concerning the decisions made by the remuneration committee and board of directors in respect of 2026 executive director’s compensation for their executive duties, including firmwide performance highlights under their leadership and context for the upcoming cycle:
•Record results and full delivery of 2025 Investor Day commitments: 2025 attributable profit of EUR 14,101 million in 2025, a record for the fourth consecutive year, driven by significant revenue growth across global businesses and larger customer base. Under our executive directors' leadership, Group has delivered on all financial and strategic commitments established for 2025 at the previous Investor Day.
•This sustained financial performance translated into significant shareholder value creation: total shareholder return (absolute and relative vs. our peer Group) for the period 2025 was of +132% (the best among our group of peers) and +60% respectively, positioning Banco Santander as the largest bank by market capitalization in the Eurozone. Share price performance and market re-rating reflect market confidence in the Grupo Santander’s strategy, execution and leadership.
Annual report 2025    346

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•Inorganic Strategy: outstanding execution of the Group’s inorganic strategy, exemplified by the sale of Santander Poland and the acquisitions (subject to obtaining the relevant regulatory and corporate approvals) of TSB in UK and Webster in US. These transactions demonstrate disciplined capital allocation, reinforce Santander’s leadership in key markets, and clearly reflect Executive Director’s ability to reshape the Group’s portfolio to enhance profitability and shareholder value.
•Ambitious targets for the new strategic cycle: following completion of the 2025 cycle, the 2026 Investor Day set ambitious financial and strategic objectives through 2028. Delivering this next phase will require sustained execution, continued transformation and disciplined capital allocation in an evolving macroeconomic and competitive environment.
•Evolving international footprint & compensation competitive positioning: Banco Santander’s earnings profile is increasingly international, with a significant proportion of revenues generated in the Americas. While the current peer group reflects Santander’s diversified presence, the strengthening of its position in the Americas with the acquisition of Webster reinforces the importance of maintaining appropriate compensation competitive positioning to support leadership stability and sustained performance in the next strategic cycle.
In light of this sustained outperformance, consistent delivery across the completed strategic cycle and the expanded scope and complexity of the next phase, the board of directors, on the remuneration committee’s recommendation, determined that a measured increase of + 5% to their gross annual salaries and target bonuses for 2026 was appropriate (this is below the average remuneration increase of the Grupo Santander’s staff in Spain in 2025 vs. 2024 on a like for like basis, which is +6%).
i) Fixed remuneration components
A) Gross annual salary
As a result of the aforementioned proposal of increase, the annual salaries for 2026 amount to EUR 3,607 thousand for Ana Botín and EUR 3,308 thousand for Héctor Grisi.
Likewise, their gross annual salary amounts may increase owing to adjustments made to the fixed remuneration mix based on the criteria approved by the remuneration committee, provided this does not entail any cost increase for Banco Santander.
B) Other fixed remuneration components
•Benefit systems: defined contribution schemes as set out in section 'Benefit schemes'6. And regarding fixed pension contribution (22% of gross annual salary), for 2026 will amount to EUR 793 thousand for Ana Botín and EUR 728 thousand for Héctor Grisi.
•Furthermore, with regard to the supplement to the Executive Chair’s fixed remuneration amounting to EUR 525 thousand per year, which was established in 2018 in connection with the elimination of her supplementary death and disability pension schemes and which she received until October 2025, the policy provides for the maintenance of this amount in order to prevent any unintended reduction in the Executive Chair’s remuneration. This supplement shall be excluded from the calculation of contributions to the pension scheme in which the Executive Chair participates and from any other remuneration items linked to her fixed remuneration.
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
ii) Variable remuneration components
The board approved the policy on executive directors' variable remuneration for 2026 on the remuneration committee's recommendation, based on the remuneration policy principles described at the beginning of this section 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'.
Executive directors’ variable remuneration consists of a single incentive scheme, linked to the achievement of short-and long-term objectives which constitutes the eleventh cycle of the deferred multiyear objectives variable remuneration plan. This incentive shall be governed by the provisions set forth in this policy and, in all matters not regulated herein, to the rules established by the board of directors in the regulations governing the incentive, as well as in the respective contracts and such supplementary documentation as may be necessary or appropriate.It is structured as follows:
•The final amount of variable remuneration will be set at the start of the following year (2027) based on the target bonus amount and subject to compliance with the annual objectives described under section B) below.
•40% of the incentive will be paid immediately once the final amount has been set, and 60% will be deferred and paid out over five years and subject to long-term metrics:
•The amount deferred over the first two years (20% of the total) will be paid in 2028 and 2029 on the condition that no malus clauses described under section 6.3 B v) are triggered.
•The amount deferred over the next three years (40% of the total) will be paid in 2030, 2031 and 2032, on the condition that no malus clauses are triggered and long-term targets –described in section D) Deferred incentive subject to long-term performance objectives– are met.
The Group can clawback incentives already paid in the cases and during the term set out in its malus and clawback policy, described under section 6.3. B) v).
Exceptionally, when a new executive director joins Banco Santander, his/her variable pay may include a sign-on bonus and/or buyouts.
6 As indicated in the next section, executive directors contribution to the benefit systems includes both fixed and variable components
Annual report 2025    347

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Variable components in executive directors’ total remuneration for 2026 cannot exceed the limit of 200% of fixed components submitted for approval to the 2026 AGM. However, under EU regulations on remuneration, certain variable components can be excluded.
The proportion of fixed and variable remuneration elements of Banco Santander executive directors is due to the European regulation set out in the CRD V directive. In this sense, the setting of higher fixed amounts than other executive directors of non-EU banks within our peer group is due precisely to the non-requirement of this limit 2:1 of variable/fixed components for non-EU banks.
A. Target bonus
Variable remuneration for executive directors in 2026 will be set, at the beginning of 2027, based on bonus pool results versus items detailed in the scorecard herein, their individual target bonus and the achievement of their individual objectives.
As a result of the aforementioned proposal of increase, the target bonuses for 2026 amount to EUR 6,701 thousand for Ana Botín and EUR 4,631 thousand for Héctor Grisi.
B. Setting of final variable remuneration based on yearly results
During 2025, the board of directors, upon proposal of the remuneration committee, approved an update to the bonus framework applicable from 2026 onwards.
The revised framework enhances alignment with the Group’s Investor Day targets and further advances the simplification of the scorecard.
Under this updated framework, executive directors’ variable remuneration for 2026 will be based on performance against the following components:
1.A set of quantitative metrics, structured around three strategic categories (business transformation - the first two ones-, capital and sustainable profitability) with the following weightings:
i.Active customers (growth): 20%. Active customers allow sustainable growth and it is a clearest indicator of franchise vitality and competitive relevance. This metric measures quality growth instead of volume expansion and also ensures that short-term incentive does not encourage purely financial optimisation at the expense of commercial momentum. Active customers imply:
1.Revenue durability and recurring income.
2.Higher product penetration.
3.Deposit stability and funding strength.
4.Long-term earnings growth potential.
ii.Cost metric: 20%. Cost evolution directly measures management’s ability to deliver operational discipline and execute transformation. In a structurally competitive and regulated industry:
1.Efficiency is a structural advantage.
2.Scale must translate into productivity gains.
3.Digitalisation and simplification must convert into measurable savings.
iii.Capital generation (CET1): 25%. Capital generation is aligned with investor priorities and capital reality, and has become one of the most scrutinised metrics by investors. In the short term incentive of the scorecard, capital:
1.Aligns management directly with shareholder expectations.
2.Reinforces prudent risk management.
3.Signals credibility in delivering shareholder distributions.
iv.RoTE metric: 35%. RoTE remains the most comprehensive metric of profitability within the industry, and ensures that:
1.Growth translates into returns.
2.Capital strength is not achieved at the expense of profitability.
3.Cost discipline feeds directly into shareholder value.
2.A qualitative assessment, streamlined from four to two components:
i.Risk and Compliance, with an increased weighting of +/-15%, reinforcing alignment with prudent risk management and regulatory expectations and incorporating relevant E&S risk management indicators.
ii.Relative performance versus peers, maintained at +/-10%, providing an external performance benchmark to support bonus calibration in a competitive market environment.
As part of the simplification of variable remuneration framework, sustainability no longer features as a standalone qualitative component but, in addition to the incorporation of E&S risk management indicators in the risk and compliance qualitative assessment, sustainability-related objectives will continue to be reflected within the long-term incentive framework, consistent with their multi-year time horizon. In addition, from 2026 onwards, the long-term metrics (including these sustainability-related objectives) will apply to a broader population of approximately 250 senior executives across the Group (compared to the Top 38 executives in 2025), further strengthening alignment across senior leadership.
3.An exceptional adjustment that must be duly supported and may involve changes owing to control and/or risk deficiencies, negative assessments from supervisors or unexpected material events.
Annual report 2025    348

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Quantitative metrics	`+/-	Qualitative assessment	?+/-	Exceptional adjustment
Accordingly, the proposed quantitative metrics and weightings are:

Category	MetricsA	Weighting
Transformation: Weight: 40%	Active customers (growth)	20%
	Costs	20%
Capital Weight: 25%	Capital generation	25%
Sustainable profitability Weight: 35%	RoTE	35%
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
And finally, to the result obtained above, we add or subtract the qualitative assessment according to this table:

Qualitative assessment	Weight
Bench vs. peers	+/-10%
Risk and Compliance	'+/-15%
Lastly, as additional conditions for determining the incentive, the following circumstances must be confirmed to set variable pay:
•If the Group’s ONP for 2026 were 50% less than in 2025, variable pay would in no case exceed 50% of the benchmark incentive for 2026.
•If the Group’s ONP were negative, the incentive would be zero.
When setting individual bonuses, the board will also consider restrictions to the dividend policy imposed by supervisors.
C) Forms of payment of the incentive
To strengthen a strategic line that is key to Banco Santander's future, and with the aim of providing a strong alignment with PagoNxt's success, the Executive Chair and the CEO will continue to receive RSU of PagoNxt.
The RSU substitute part of their variable pay instruments in Banco Santander shares without increasing their total pay and will not represent more than 10% of their variable pay.
Specifically, as regards 2026, Ana Botín would receive the equivalent of EUR 500 thousand in RSU, and Héctor Grisi would receive the equivalent of EUR 420 thousand in RSU, in accordance with PagoNxt's long term incentive plan. Each RSU would grant the right to a share in PagoNxt or the holding entity of its group (or its equivalent in cash) at the moment when, according to such plan, a liquidity event, a repurchase or a liquidation of such instruments takes place.
This plan is subject to the same principles of risk alignment, variable remuneration caps, deferrals and malus and clawback as the incentive which applies to executive directors described herein, but with payment being done in PagoNxt instruments.
Therefore, the variable remuneration of executive directors will be paid 60% in instruments, split as:
•the amount of PagoNxt RSU set for each year (which cannot exceed 10% of their variable pay); and

•the rest, all in shares of Banco Santander.

One portion will be paid in 2027 and the other will be deferred for five years and contingent on long-term metrics:
a)40% of variable remuneration is paid in 2027 net of tax, with 50% in cash and 50% in instruments.
b)60% paid, if applicable, in five parts in 2028, 2029, 2030, 2031 and 2032 (net of tax), in instruments, under the conditions stipulated section E) below, according to the following annual distribution:

	2028	2029	2030	2031	2032
% Variable remuneration	10%	10%	13.33%	13.33%	13.33%
In cash	5%	5%	3.33%	3.33%	3.33%
In instruments	5%	5%	10%	10%	10%
This distribution will likewise be followed for the payments to be made in the corresponding years under the tenth cycle of the deferred multiyear objectives variable remuneration plan.
The final three payments, weighting 40%, will also be subject to long-term objectives described in section D) below.
Shares shall be subject to a three-years retention period, unless the executive directors already hold shares for an amount equivalent to 200% of their fix annual remuneration -in which case the regulatory one year retention period will apply.
D) Deferred variable pay subject to long-term objectives
The remuneration committee proposed to maintain the current long-term performance metrics and weightings for the 2026-2028 performance cycle, as they remain fully aligned with the Group’s commitments presented at Investor Day. The framework continues to prioritise long-term shareholder returns, profitability in the long-term as well as the sustainability of the balance sheet and its activities and how we carry them out.
From 2026 onwards, the long-term metrics will apply to a broader population of approximately 250 senior executives across the Group, including executive directors, compared to the Top 38 executives in 2025. This extension reinforces alignment across senior leadership with the Group’s long-term strategic and financial objectives.
Accordingly, the long-term performance metrics and weightings will continue to be:
Annual report 2025    349

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
•Relative performance of Banco Santander's TSR, with a weighting of 50% of the total (unchanged from 2025, when the weighting was increased to reinforce alignment with shareholder returns).
•RoTE with a weighting of 30%, as a measure of sustainable long-term value creation.
•Sustainability metrics, with a weighting of 20% of the total.
Thus, the amounts deferred in 2030, 2031 and 2032 will be paid on the condition that the group achieves these long-term targets for 2026-2028, in addition to the terms described in section B). The long-term specific targets and coefficients are:
A.Relative performance of Banco Santander's TSR in 2026-2028 in respect of the weighted TSR of a peer group comprising 9 credit institutions, with the appropriate TSR ratio based on the group’s TSR among its peers.

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
The peer group comprises BBVA, BNP Paribas, Citi, Credit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit.
B.Banco Santander’s consolidated RoTE target in 2028. The RoTE ratio for this target is obtained as follows:

RoTE in 2028 (%)	‘RoTE Ratio'
≥ 22%	1.5
≥ 18% but <22%	0 – 1.5A
< 18%	0
A. Straight-line increase in RoTE coefficient within this bracket of the scale based on the specific percentage of RoTE in 2028.

C.Sustainability metrics.
The sustainability metrics are designed to support delivery of the Group’s sustainability goals, while contributing to a simplified and focused long-term incentive structure.
More specifically, for the 2026 incentive, the sustainability portion of the long-term incentive will be determined based on performance in the following metrics and targets, which together determine the final payout of 20% of the portion of variable compensation tied to multi-year goals. Actions lines and associated targets are described below8:
1.Women in executive positions by 2028:
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

Women in executive positionsB (%)	Coefficient
≥ 39.4%	1.25
≥ 38.8% but < 39.4%	1 – 1.25A
≥ 37.8% but < 38.8%	0 – 1A
< 37.8%	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Executive positions make up 15% of the total workforce.
2.Average annual total number of people that received financial inclusion support in the period 2026 and 2028:

Financial inclusionB (millions of people)	Coefficient
≥ 6,5	1.25
≥ 5 but < 6,5	1 – 1.25A
≥ 3.5 but < 5	0 – 1A
< 3.5	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Average annual total number of people unbanked, underbanked, in financial distress or with difficulty to access credit to whom we provide tailored access and finance solutions, aiming to meet local financial inclusion needs in a recurrent, comprehensive, affordable and effective way.
Financial Inclusion thresholds have shifted from accumulative to annual average because it reflects better the performance of these programs.
3.Sustainable business. This goal includes how we support our customers' business through sustainable finance:

Finance raised and facilitatedB between 2026 and 2028 (EUR bn)	Coefficient
≥ 240	1.25
≥ 192 but < 240	1 – 1,25A
≥ 140 but < 192	0 – 1A
< 140	0
A. Increase of the coefficient is proportional to its position on this line of the scale.
B. Grupo Santander's contribution to our customers’ sustainable business: CIB green finance raised and facilitated and Retail & Commercial sustainable finance finance and Digital Consumer Bank green finance.
Each sustainability goal has a different weighting:
1. Women in executive positions: 20%
2. Financial inclusion: 20%
3. Sustainable business: 60%

C = (20% Goal 1 +20% Goal 2 +60% Goal 3)
7TSR refers to the difference (%) between the final and initial values of capital invested in ordinary shares of Banco Santander. The final value is calculated based on the dividends or other similar concepts (such as the Santander Scrip Dividend programme) shareholders receive for this investment during the corresponding period -as if they had invested in more shares of the same type at the first date on which the dividend or similar concept was payable to shareholders- and the weighted average share price at that date. To calculate TSR, the weighted average daily volumes of the weighted average listing prices for the fifteen trading sessions prior to 1 January 2026 (exclusive) is considered (to calculate the initial value) and the fifteen trading sessions prior to 1 January 2029 (exclusive) (to calculate the final value).
8 There are thresholds that go beyond current targets, which should not be considered a revision of them, but a way to further motivate our management team, in order to progress beyond targets on sustainability main strategic lines.
Annual report 2025    350

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Finally, the following formula will be used to set the annual amount of performance-based deferred variable remuneration in 2030, 2031 and 2032 ('final annuity'), without prejudice to any adjustment deriving from the application of the malus policy (see section 6.3 B v):
Final annuity = Amt. x (5/10 x A + 3/10 x B + 2/10 x C)
where:
•'Amt.' is one third of variable remuneration deferred conditional on performance (i.e. Amt. will be 13.33% of the total incentive set in early 2027).
•'A' is the TSR ratio calculated as the scale in the table above, according to the relative performance of Banco Santander’s TSR within its peer group in 2026-2028.
•‘B' is the RoTE coefficient according to the scale in the table above, based on RoTE at year-end 2028.
•‘C’ is the coefficient resulting from the sum of weighted coefficients for each of the three sustainability targets for 2028 (see section (c) above).
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
E) Other terms of the incentive
Payment of the deferred amounts (including those linked to long-term targets) will occur only if they remain in the Group9 and none of the circumstances triggering malus clauses arise (as per the ex post adjustments (malus and clawback) section in the Group’s remuneration policy) under terms similar to those indicated for 2025 (detailed in section 6.3 B v)). Furthermore, the Group can claw back paid incentives under the scenarios, period and terms and conditions set out in the remuneration policy, expanded in 2023 to adapt it to the new SEC regulation.
Malus and clawback adjustment provisions are triggered in the event of poor financial performance of the institution as a whole or of a specific division or area thereof or of the exposures from staff as a result of an executive(s)’s management of, at least, one of these factors:
•Significant failures in risk management by Banco Risk Santander, or by a business or risk control unit.
•An increase in capital requirements at the Banco Santander or one of its business units not Capital planned at the time that exposure was generated.
•Regulatory penalties or legal convictions for events that might be attributable to the unit or Regulation and staff responsible for them. In addition, failure to internal codes comply with Banco Santander’s internal codes of conduct.
•Improper conduct, whether individual or collective. Negative effects deriving from the marketing of unsuitable products and the Conduct liability of persons or bodies making such decisions will be considered especially significant.
And the effect of inflation on the deferred amounts in cash may be offset.
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
F) Payments of variable remuneration in instruments
Pursuant to the remuneration policy in force, the maximum number of shares that may, where applicable, be delivered to each executive director under the eleventh cycle of the deferred multiyear objectives variable remuneration plan shall be determined by the board of directors on the basis of the average weighted daily volume of the average weighted listing prices of Santander shares during the thirty trading sessions prior to the Friday (exclusive) preceding the date of the board meeting at which the bonus for the executive directors for financial year 2026 is approved (the '2027 Listing Price').
It has been estimated that the maximum amount to be delivered in shares to the executive directors of Banco Santander amounts to EUR 14 million (the 'Maximum Amount Distributable in Shares for Executive Directors' or 'MADSED'). The maximum number of Santander shares that may be delivered to the executive directors (the 'Limit on Shares for Executive Directors' or 'LSED') will be determined by applying the following formula:
9When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the executive director, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and cash amounts that have been deferred, as well as, where appropriate, the amounts derived from the inflationary adjustment of the deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred. In the event of death, the right shall pass to the successors of the executive director. In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the executive director. If the executive director goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.If the relationship terminates by mutual agreement or because the executive director obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply. None of the above circumstances shall give the right to receive the deferred amount in advance except where necessary to comply with mandatory regulations or, where appropriate, to avoid a conflict of interest. If the executive director or the successors thereof maintain the right to receive deferred remuneration in cash and shares, as well as, where appropriate, the amounts derived from the inflationary adjustment of the deferred amounts in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the Regulations of the plan.
Annual report 2025    351

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

LSED = MADSED / 2027 Listing price
Hedging transactions in respect of the value of Santander shares received during the retention and deferral periods are expressly prohibited. The sale of such shares during the year following their delivery is likewise prohibited. Additionally, the shares shall be subject to the shareholding policy described below under section 'iii) Shareholding'.
In any event, the final number of shares to be delivered to each executive director shall take into account the amount resulting from the application of the corresponding taxes (withholdings or payments on account) in accordance with the procedure established in the regulations governing the relevant cycle.
The shares to be delivered to the executive directors may be owned by the Banco Santander or any of its subsidiaries, may be newly issued shares, or may be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.
G) Other provisions related to the eleventh cycle of the deferred multiyear objectives variable remuneration
The board of directors shall implement the eleventh cycle of the deferred multiyear objectives variable remuneration plan. For such purpose, and without prejudice to any other powers recognised within the scope of its authority, the board of directors may carry out the following actions, which, having been reduced as regards those existing for previous cycles, will only be applied where duly justified:
a.To interpret, specify and develop, as necessary or appropriate, the terms of the cycle set forth in the policy and to approve the regulations and agreements through which the eleventh cycle is implemented, as well as the rest of cycles of the plan that remain in force.
b.To approve and carry out such communications and take any action as may be necessary before public or private entities to better implement the cycle.
c.To implement the cycle in its own terms and, for such purpose, to: (i) determine the number of shares to be received by each executive director, updating such number in the event of changes in the nominal value of the shares or transactions with an equivalent effect, so as to maintain the percentage they represent of the total share capital; (ii) compensate for any dilution effect affecting shares subject to deferred delivery (and not yet delivered) as a result of corporate transactions or shareholder distributions; (iii) extend the deferral period or the deferred amounts in order to adapt them to applicable legal or regulatory requirements; (iv) verify the achievement of the objectives established for the cycle, being allowed to rely on duly qualified third parties to verify the degree of achievement thereof; (v) determine the level of achievement of the objectives and, upon proposal of the remuneration committee and with due justification, adjust such level positively or negatively where (a) regulatory changes, inorganic transactions, material changes in the composition or size of the Group, or other duly justified extraordinary circumstances (such as impairments, legal changes, corporate transactions, share buyback programmes or restructurings) have occurred, and (b) such changes affect the suitability of the metric and achievement scale established in each case or result in an impact unrelated to the performance of the executive directors assessed.
d.To adapt the share delivery mechanisms (in all cases subject to the maximum amount approved and to the essential conditions upon which delivery depends), as well as those mechanisms implemented for the payment of taxes.

e.Where duly justified (including where motivated by legal, regulatory or tax reasons, by criteria of competent authorities, or by inorganic transactions, similar events or extraordinary circumstances), upon proposal of the remuneration committee and, in any event, without altering the basic elements defined by the general shareholders’ meeting or exceeding the limits approved thereby, the board may also adjust the provisions of the plan to the circumstances that may arise at any given time, including: (i) adapting the peer group where unforeseen changes or objective circumstances require modification of the comparison rules or of the peer group itself, and, where a mandatory regulation or administrative interpretation prevents the implementation of the cycle on the terms provided, making the necessary adjustments; and (ii) adapting the metrics and the associated achievement scales (including through the adjustment, removal or inclusion of metrics) in order to ensure better alignment of the plan with the objectives pursued thereby, as set forth in the policy.

The board of directors is also authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers those powers granted under this policy that are delegable, without prejudice to any powers of attorney that may exist or be granted in relation thereto, and to the role of the Group human resources committee in interpreting and implementing the foregoing provisions.
iii. Shareholdings
As described in section 6.3.E, in addition to the regulatory obligation not to sell shares they receive as remuneration for a year since from their award date, in order to comply with recommendation 62 of the Spain's Corporate Governance Code, the policy on shareholdings includes the obligation for executive directors not to sell the shares they receive as variable remuneration for a period of three years from their award date, unless the executive director already holds Banco Santander shares for an amount equivalent to twice his/her annual salary.
Directors’ remuneration for 2027 and 2028
A. Directors’ remuneration in their capacity as such
For 2027 and 2028, no changes to directors’ remuneration are planned in respect of what is foreseen herein for 2026. However, shareholders at the 2027 or 2028 AGMs may approve an amount higher than the six million euros currently in force, or the board may approve an alternative allocation of that amount to directors in accordance with the criteria in article 58.2 of Banco Santander’s Bylaws (i.e. duties and responsibilities; positions held on the board; membership and attendance at committee meetings; and other objective circumstances).
B. Directors' remuneration for the performance of executive duties
Executive directors’ remuneration will conform to principles similar to those applied in 2026, with the following changes.
Annual report 2025    352

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
i) Fixed components of remuneration
A) Gross annual salary
Executive directors’ annual gross fixed pay may be adjusted each year based on the criteria approved by the remuneration committee at any given time.
Otherwise, it must be disclosed in the report on the remuneration committee and the annual report on director's remuneration put to a non-binding vote at AGM.
B) Other fixed remuneration components
No changes planned in respect of the terms for 2026.
ii) Variable remuneration components
The policy on executive directors’ variable remuneration for 2027 and 2028 will be based on the same principles as in 2026, following the same single-incentive scheme (by implementing a new cycle for each financial year under the deferred multiyear objectives variable remuneration plan), and subject to the same rules of operation and limitations.
A) Setting variable remuneration
Executive directors’ variable remuneration for 2027 and 2028 will be set based on the corporate bonus pool and a benchmark approved for each year which takes into account:
•a set of short-term quantitative metrics measured against annual objectives and aligned with the Group’s strategic plan. These metrics will also cover, at least, solvency and customers (the board of directors is entitled, upon proposal of the remuneration committee, to adjust the metrics as necessary to ensure that they reflect the Group’s strategy). They can be measured at Group level and, where applicable, at division level, for a specific business division headed by an executive director. The results of each metric can be contrasted with the budget for the financial year, as well as with growth from the previous year.
•a qualitative assessment that cannot raise or lower the result of the quantitative metrics by more than 25%. It will be conducted for the same categories as the quantitative metrics, including relative performance against market and risk and compliance management.
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
Lastly, the following circumstances must be confirmed to set variable remuneration:
•If ONP (ordinary net profit, as described in section 6.3) does not reach a certain compliance threshold, the incentive cannot exceed 50% of the year’s individual target bonus.
•If the group’s ONP were negative, the incentive would be zero.
•When setting individual variable pay, the board will also consider restrictions to the dividend policy imposed by supervisors.
B) Forms of payment of the incentive
The variable remuneration of executive directors for 2027 and 2028, will be paid as follows:
•40% in cash;
•and 60% in instruments, split as follows:
•the amount of PagoNxt RSU set for each year (as described below); and
•the rest, all in shares of Banco Santander.
It is also envisaged that for 2027 and 2028 Ana Botín would receive the equivalent of EUR 500 thousand in RSUs, and Héctor Grisi would receive the equivalent of EUR 420 thousand in RSU, in accordance with PagoNxt's long term incentive plan. Each RSU would grant the right to a share in PagoNxt or the holding entity of its group (or its equivalent in cash) at the moment when, according to such plan, a liquidity event, a repurchase or a liquidation of such instruments takes place.
The RSU will substitute part of their Santander variable pay instruments without increasing their total pay and will not represent more than 10% of their variable pay in any event.
C) Deferred variable remuneration subject to long-term objectives
The last three annual payments of each deferred variable remuneration amount will be made in accordance with the terms described under the eleventh cycle of this variable remuneration plan and if the Group fulfils long-term objectives for at least 3 years. This may confirm, reduce or increase payment amounts and the number of deferred instruments.
Long-term metrics will reflect value creation and shareholder returns as well as capital and sustainability over a minimum period of 3 years. They will be aligned with the Group’s strategic plan and main priorities towards its stakeholders. They can be measured for the entire Group or by country or business, when appropriate, and subsequently compared to a group of peers. The board of directors, upon proposal of the remuneration committee, shall determine the specific long-term objectives and payout scales that reflect alignment with the Group’s strategic plan.
D) Other terms of the incentive
No changes to the continuity, malus and clawback clauses of the remuneration policy for 2026 described in the eleventh cycle of this variable remuneration plan. Furthermore, no changes are planned ( in connection with the same cycle) in respect of the clauses on hedging instruments or the deferred amounts in cash adjusted for inflation.
E) Payments of variable remuneration in instruments
The provisions set forth in relation to the eleventh cycle of this deferred multiyear objectives variable remuneration plan shall likewise apply, mutatis mutandis, to the cycles of the incentive to be approved for financial years 2027 and 2028.
In particular, for the purpose of determining the number of shares to be delivered, account shall be taken of the average weighted daily volume of the average weighted listing prices of Santander
Annual report 2025    353

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
shares during the thirty trading sessions prior to the Friday (exclusive) preceding the date of the board meeting at which the bonus for the executive directors for the corresponding financial year is approved.
It has been estimated that the maximum amount to be delivered in shares to the executive directors of Banco Santander in 2027 amounts to EUR 14 million, unless the general shareholders’ meeting resolves to amend such limit. The same shall apply in 2028. In any event, the provisions relating to the maximum number of shares to be delivered under the eleventh cycle shall also apply to the twelfth and thirteenth cycles.
G) Other provisions related to the twelfth and thirteenth cycles of the deferred multiyear objectives variable remuneration
The provisions relating to the implementation of the eleventh cycle of the deferred multiyear objectives variable remuneration plan shall apply to the twelfth and thirteenth cycles of such plan.
iii) Shareholdings
The policy on shareholdings approved in 2016, with the amendment introduced in 2020 relating to not selling the shares they receive as variable remuneration for a period of three years detailed in section 6.3.E above will apply in 2027 and 2028, unless the remuneration committee proposes it be amended to the board in light of exceptional circumstances (regulations, orders or recommendations from regulators or supervisors). Such amendments would be described in detail in the report on the remuneration committee and the annual report on director’s remuneration put to a non-binding vote at the annual general meeting.
iv) Principle of equal pay
The same principle of equal pay that applies for executive directors and any other Santander employee described in respect of 2026 apply for 2027 and 2028.
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
B. General code of conduct
Directors are obliged to adhere strictly to the General Code of Conduct and the Code of Conduct in the Securities Markets, especially in terms of confidentiality, professional ethics and conflicts of interest.
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
E. Insurance and other remuneration and benefits in kind
The Group has life and health insurance policies taken out for executive directors. Insurance premiums for 2026 include standard life insurance. In 2027 and 2028, premiums could vary if directors’ fixed pay or actuarial circumstances change.
Furthermore, directors are covered by Banco Santander’s civil liability insurance policy and may receive other benefits in kind (such as employee loans) pursuant to the group’s general policy and subject to the corresponding tax treatment.
Likewise, the Bank makes available to directors the human and material means required or considered appropriate for carrying out their duties (including any travel required for the exercise of their role). Any eventual private use of these means by the directors is duly paid by them under the similar terms and conditions that
Annual report 2025    354

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
would be applied to third independent party under the supervision of the audit committee.
F. Confidentiality and return of documents
Directors are bound to a strict duty of confidentiality during their relationship and subsequent to termination. Directors are required to return any documents and items relating to their activities and in their possession to Banco Santander.
Agreements with non-executive members of the board
José Antonio Álvarez has a contract since 1 January 2023 to represent the bank before supervisors, international bodies, sector organizations and other entities and authorities in institutional and public policy matters as necessary. This is an annual contract which has been renewed for the year 2026. In 2026 he will receive a fixed remuneration of EUR 1,000 thousand.
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
This compensation could be paid fully or partly in shares, subject to the delivery limits approved by the general shareholder's meeting from time to time. In any event, the maximum number of shares that may be delivered shall be a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the average weighted listing prices of the Santander shares for the thirty trading sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of EUR 40 million. This amount shall be calculated from the 2026 AGM to the 2027 AGM, and so on for each of the following years (from AGM to AGM) throughout the duration of this policy.
Furthermore, it is envisaged to submit to the approval of the next ordinary AGM the authorisation to deliver a specified maximum number of shares within the framework of potential hirings of executive directors to whom the regulations on buyouts apply, under the terms indicated.
In addition, sign-on bonuses can only be paid once to new executive directors, in cash or in shares, and in each case they will not exceed the sum of the maximum variable remuneration awarded for all executive directors.
Temporary exceptions to the remuneration policy
According to section 6 of Article 529 novedecies of the Spain's Companies Act, specific exceptions may apply to components in the remuneration policy, based on particular business needs or macroeconomic context in the Group's geographies, provided that they are required to serve the long-term interests and sustainability of the entity; ensure its viability; and require to be adopted urgently.
Such exceptions include:
•Complex macroeconomic scenarios where the ordinary course of the business is severely impacted.
•The appointment of a new Executive Chair or CEO, or the need to retain an executive director to avoid a vacancy at the head of the Group (vacatio regis) during especially complex times for the business.
•The need to adapt to regulatory change.
To apply, exceptions must be supported by:
•a reasoned remuneration committee proposal; and
•board of directors analysis and approval.
Any applied exception will be explained in the Annual report on directors' remuneration.
6.5 Preparatory work and decision-making for the remuneration policy; remuneration committee involvement
Section 4.7 'Remuneration committee activities for 2025', (the report on the remuneration committee) states:
•Pursuant to Banco Santander’s Bylaws and the Rules and regulations of the board, the duties relating to the remuneration of directors performed by the remuneration committee.
•The composition of the remuneration committee at the date the report is approved.
•The number of meetings held in 2025, including a joint session with the risk supervision, regulation and compliance supervision committee.
•The date of the meeting in which the report was approved.
The 2024 annual report on directors’ remuneration was approved by the board of directors and put to consultative vote at the 2025
Annual report 2025    355

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
AGM, with 93.27% of the votes in favour. The tally of the votes was:

Voting results of 2024 annual report on directors’ remuneration
	Number	% of totalA
Votes	10,380,448,441	99.96%

	Number	%
Votes forB	9,567,416,155	93.27%
Votes againstB	689,902,170	6.73%
BlankC	3,636,373	0.04%
AbstentionsC	119,493,743	1.15%
A. Percentage on total valid votes and abstentions.
B. Percentage of votes for and against.
C. Percentage of Banco Santander's share capital on the date of the AGM.
Decision process for the development, review and application of the policy
Pursuant to Article 529 novodecies of the Spain's Companies Act, the remuneration committee issues the report on the proposed remuneration policy for 2026, 2027 and 2028 herein. The board of directors then submits it to the 2026 AGM as a separate item on the agenda and an integral part of this text. See 6.4 ' Directors' remuneration policy for 2026, 2027 and 2028'.
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
After the preliminary presentation, incorporating the changes and suggestions of these first revisions, the Compensation function then prepares the final draft for the remuneration committee to submit to the board of directors for approval in February, and will be submitted for approval by the AGM.
Based on the analysis carried out in the context of the 2025 annual remuneration report elaboration and its continued supervision of the remuneration policy, the remuneration committee believes the director remuneration policy for 2026, 2027 and 2028 which is included in section 6.4 above is consistent with the principles of Banco Santander’s remuneration policy and its remuneration scheme set out in the Bylaws.
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
In 2025, no deviations from, or temporary exceptions to, the application of the remuneration policy occurred.
6.6 Remuneration of non-director members of senior management
2025 variable remuneration was approved by the board of directors on 3 February 2026 in view of the recommendation from the 2 February 2026 remuneration committee. It was set according to Banco Santander’s general remuneration policy as well as specific details pertaining to senior management.
The determination of these variable remuneration amounts is based on the application of Banco Santander’s general remuneration policy, as well as on the specific provisions applicable to the senior management population. In general, senior management variable remuneration packages were calculated with the quantitative metrics and qualitative assessment used for executive directors (see section 6.3.B) ii).
Some contracts of members of senior management were amended in 2018 in the same manner described under 6.3.D) in respect of Ana Botín, with a pension scheme of 22% of their pensionable bases, the elimination of supplementary benefits, an increase of the insured sum of life insurance and a supplement to fixed remuneration in cash which is included under 'Other remuneration'.
The following table shows the amounts of short term remuneration (immediately payable) and deferred remuneration (not linked to multi year targets) for senior management as of 31 December 2025 and 2024, excluding those of executive directors. This amount has been reduced by 29% compared to that reported in 2014 (EUR 80,792 thousand):

Senior management remuneration
EUR thousand
		Short-term and deferred salary remuneration
Year	Number of people	Fixed	Immediately receivable variable remuneration (50% in instruments)A	Deferred variable remuneration (50% in instruments)B	Pension contributions	Other remunerationC	Total
2025	15	19,255	18,359	8,612	4,910	6,456	57,592
2024	14	16,466	14,753	6,639	4,520	7,153	49,531
A. The amount immediately payable in 2025 was 895 thousand Santander shares (1,612 thousand Santander shares in 2024).
B. The deferred amount for 2025 will be 416 thousand Santander shares a (725 thousand Santander shares in 2024).
C. Includes life insurance premiums, health insurance and relocation packages, other remuneration items and RSU of PagoNxt, as members of board of directors of this entity.
Annual report 2025    356

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
In addition to the amounts reflected in the table, salary remunerations amounting to EUR 4,118 thousand were granted in the form of buyouts and sign-on awards, related to the recruitment of new members who joined this employee group during the year.
The share price for 2025 variable remuneration is EUR 10.261.
This table breaks down remuneration linked to multi-year targets for senior management (excluding executive directors) at 31 December 2025 and 2024, which they will only receive if they meet the terms of continued service; non-applicability of malus clauses; and long-term goals are met during deferral periods.

Total deferred variable remuneration linked to long-term objectives (fair value) of senior management
Thousands of euros
Year	Number of people	Deferred variable remuneration subject to long-term metricsA (50% in instruments)B
2025	15	9,043
2024	14	6,971
A. In 2025, this corresponds to the fair value of maximum annual payments for 2029, 2030 and 2031 in the tenth cycle of the plan for deferred variable remuneration linked to multi-year targets. In 2024, this corresponds to the estimated fair value of maximum annual payments for 2028, 2029 and 2030 in the ninth cycle of the plan for deferred variable pay linked to multi-year targets. Fair value in the plan was determined on the authorization date based on the valuation report of independent expert Willis Towers Watson. Based on the plan for 2025 and success levels of similar plans at peer entities, the fair value was considered to be 70% of the value linked to long-term metrics.
B. The number of shares in Santander as deferred variable pay subject to long-term metrics shown in the table above was 437 thousand shares in 2025 (762 thousand shares in Santander shares in 2024). The face value of the three aforementioned deferred amounts is EUR 12,919 thousand for 2025.
The long-term goals are the same as those for executive directors. They are described in section 6.3.B) iv).
Additionally, members of senior management who stepped down from their roles in 2025 consolidated salary remuneration and other remuneration for a total amount of EUR 2,905 thousand (12,303 thousand in 2024). In 2025, rights regarding variable pay subject to long-term objectives amounted to EUR 342 thousand (EUR 633 thousand rights were generated in 2024 for this collective).
In 2025, the ratio of variable to fixed pay components was 134% of the total for senior managers group, well within the maximum limit of 200% set by shareholders at the AGM.

See note 5 'Remuneration and other benefits paid to the Bank’s directors and senior managers' of the Group’s 2025 consolidated financial statements for further details.
6.7 Prudentially significant disclosures document
On the remuneration committee’s recommendation, the board approves the key remuneration elements of managers or employees who, while not belonging to senior management, take on risks, carry out control functions (i.e. internal audit, risk management and compliance) or who receive global remuneration that places them in the same remuneration bracket as senior management and employees who take on risk. These are typically those whose professional activities may have an important impact on the Group's risk profile (all of these, together with the senior management and Banco Santander's board of directors form the so called 'Corporate Identified Staff' or 'Corporate Material Risk Takers')
Every year, the remuneration committee reviews and, where applicable, updates Corporate Identified Staff in order to include individuals within the organization who qualify as such. The Remuneration Policies chapter in the 2025 Pillar 3 disclosures report10 of Banco Santander explains the criteria and regulations followed to identify such staff.
At the end of 2025, 1,336 Group executives (including executive directors and non-director senior managers) were considered corporate identified staff of Grupo Santander (1,246 in 2024), which accounts for 0.67% of the total final workforce (0.60% in 2024).
Corporate Identified Staff have the same remuneration framework as executive directors (see sections 6.1 'Principles of the remuneration policy' and 6.3 'Remuneration of directors for executive duties'), except for:
•Category-based deferral percentages and terms.
•The possibility in 2025 of certain less senior manager categories of only having deferred variable pay subject to malus and clawback clauses.
•The portion of variable remuneration paid or deferred as shares for Group executives in Brazil, Chile and Poland that can be delivered in shares or similar instruments of their own listed entities.
In 2026, the board will maintain its flexibility to determine full or partial payment in shares or similar instruments of Banco Santander and its relevant subsidiaries in the proportion it deems appropriate (according to the maximum number of Banco Santander shares allocated at the general meeting and to any regulatory restrictions in each jurisdiction).
The aggregate amount of variable remuneration for Corporate Identified Staff in 2025, the amounts deferred in cash and instruments, and the ratio of the variable to fixed remuneration components are explained in the remuneration policies chapter of Banco Santander’s Pillar 3 disclosures report for 2025.
10 The 2025 Pillar 3 disclosures report can be found on our corporate website.
Annual report 2025    357

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
7. Group structure and internal governance
7.1 Group structure
We are a unique leading financial group, with all our activities organized under five global businesses: Retail & Commercial Banking (Retail); Digital Consumer Bank (Consumer); Corporate & Investment Banking (CIB); Wealth Management & Insurance (Wealth); and Payments. This enables us to make the most of our global and local scale, network and technology to enhance the service we offer our customers and to be a truly global-local organization that drives profitable growth and creates shareholder value.
In turn, the Group is formed of legally independent subsidiaries that are autonomous in terms of capital and liquidity, with strong local management. This model facilitates efficient financing and limits the systemic risk of contagion when faced with adverse economic conditions, whilst enabling Banco Santander, as parent company, to discharge appropriate oversight and control of the Group as a whole.
The Group has adopted an agile approach in the way we work as a key step towards becoming a global open financial services platform. This approach has been designed to make the organization more efficient and customer-focused through multidisciplinary teams across the Group, all within the existing governance framework and associated reporting lines. Therefore, all governing bodies, both at Group and local level, continue to exercise their respective functions and responsibilities in accordance with applicable legal and regulatory requirements and internal regulation while we shift towards a more collaborative and multidisciplinary way of working.
7.2 Internal governance system
Group-subsidiary governance model and other internal regulation
The Group has a Group Subsidiary Governance Model (GSGM) and good governance guidelines in place that formalizes the relationship between the corporation and its subsidiaries in those geographies where the Group is a major shareholder. We review the GSGM on a regular basis to ensure it adapts to our strategy. Any references to subsidiaries in this section are to the Group’s most prominent entities.
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
The subsidiaries manage their capital and liquidity autonomously while the Group’s capital and liquidity are coordinated by corporate governance bodies. Intra-group risk transactions are limited, transparent and carried out under market conditions. In addition, the Group retains a controlling interest in subsidiaries listed in certain countries.
Each subsidiary has its own recovery plan, limiting the contagion of risk between them and reducing systemic risk.
The GSGM outlines a set of principles that regulate three types of relationships between the Group and its subsidiaries:
•Presence of Grupo Santander on the subsidiary boards of directors and guidelines for board dynamics and effectiveness: the subsidiaries’ governing bodies are subject to the Group’s rules and procedures for structuring, forming and running boards of directors and their committees (audit, nomination, remuneration and risk committees), according to international standards. Guidelines regarding subsidiary board composition align with best international practices and ensure an appropriate Group presence on subsidiary boards with at least two Group nominated directors on each board. The subsidiaries are also subject to local regulations and supervisory standards.
•Reporting of the CEOs / Country Heads to the Group CEO: as from January 2025 the local CEOs / Country Heads report directly to the Group CEO, instead of through Regional Heads for Europe, North America and South America. The board agreed to remove the regional management layer in line with its ongoing focus on streamlining our structure to achieve greater agility and increase our profitability through accelerating the roll out of our global business platforms and products.
•Governance elements for control, management, support functions and global businesses: the relationship between Group and Subsidiaries control, management and support functions, as well as the interaction between global and local businesses.
The GSGM also applies to the five global businesses. While local CEOs/Country Heads remain ultimately responsible for achieving the budget, execution of the customer and commercial strategy, and financial delivery, global business heads lead common businesses and are responsible for the implementation of the
Annual report 2025    358

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
global operating model and common tech stack, thereby improving local performance. All of this result in a truly global-local organization.
The Group has corporate frameworks for matters considered to have a material impact on its risk profile, such as risk, capital, liquidity, compliance, financial crime compliance, technology, auditing, accounting, finance, strategy, people and culture, outsourcing, cybersecurity, data & AI, special situations management, communications and branding, and responsible banking. These corporate frameworks, which are mandatory and principle-based, specify:
•how the Group should supervise and exert control over its subsidiaries; and
•the Group’s involvement in subsidiaries’ decision-making (and vice versa).
The internal governance system is composed of the GSGM and corporate frameworks, which the Banco Santander board approves for subsidiary governing bodies to formally adhere to them. They consider subsidiaries' local requirements and are revised every year as required to adapt to new legislation and international best practices.
The corporate functions prepare internal regulatory documents that are given to subsidiaries as a reference for implementing the corporate frameworks effectively, cohesively and in compliance with applicable local laws and supervisory requirements. This approach ensures consistency throughout the Group. Every year, the functions conduct an assessment to ensure that the Group's internal regulations are embedded locally and carry out an annual certification to ensure the internal regulation under their scope is fit for purpose.
We also have a policy on the governance of non-GSGM subsidiaries and investees, which enhances the governance and control system that has been applied to those companies.
While the GSGM also applies to the five global businesses, they each have specific governance arrangements that ensure a robust oversight by the Group as set out in the GSGM. Each global business is responsible for defining the common business and operating model, setting the global ambition and identifying and managing the global technology platforms and product factories.
2025 developments
A Group CDAIO was appointed in March 2025, reporting to the Executive Chair, to set the vision and direction for how we govern, leverage and scale data and AI, and ensure alignment with the Group’s business strategy, regulatory obligations and ethical standards. Subsequently, the board approved the data & AI corporate framework to establish the principles, guidelines, roles and responsibilities, processes, and governance that guide the strategy, ethical and responsible use, and management of data and AI across the Group, together with specific changes to the GSGM and appointments procedure to recognize data & AI as a global support function and key position.
In addition, the board approved specific amendments to the GSGM in 2025 to recognize the agile approach in the way we work, as a key step towards becoming a global open financial services platform. We have made significant efforts to ensure a common understanding of this new way of working across the whole organization in order to become more agile, efficient and customer-focused.
Group and subsidiary board relations
The ongoing strength of the ties between the boards of directors of Banco Santander and its subsidiaries is key to effective oversight of policies, controls and corporate culture. The challenges of the current macroeconomic landscape evidence the need for effective cross-border cooperation within the Group, which our proven GSGM facilitates.
The strength of our governance model is maintained through a number of coordination mechanisms that are in place between the Group and subsidiaries, as follows:
Group nominated directors
A number of Group directors and top managers are also members of the boards of our subsidiaries, which facilitates the management bodies' coordination and the strategic alignment of the local boards.
Group and subsidiary committee relations
In 2025, the audit committee and risk supervision, regulation and compliance committee Chairs attended equivalent subsidiary committee meetings. In turn, they invited their local counterparts to join the respective Banco Santander committee meetings throughout the year. This helped enhance communication and the sharing of topics of common interest and best practices between the parent company and its subsidiaries.
The Chairs of the Group audit committee and risk supervision, regulation and compliance committee also organized several virtual meetings with their local counterparts, which enriched the communication among them and enabled them to share priorities and common matters of interest. Therefore, this practice will continue going forward.
Finally, in 2025 we also held a risk supervision, regulation and compliance committee Chairs convention in Madrid. The aim was to foster further collaboration between the parent company and its main subsidiaries, raise awareness about global initiatives and expectations, collectively discuss topical issues and encourage networking. As on previous occasions, the event was both successful and productive, with positive feedback received from all participants.
Coordinated induction and training plans
We continued to share our training, induction and development methodology and associated content with the subsidiaries to promote best practices and drive a consistent approach on a Group-wide basis. In 2025, we scheduled training sessions for subsidiary board members covering cybersecurity, transformation, AI and our shareholder value creation strategy.
Group and subsidiary board visits
The board holds at least one session in one of the Group's core markets every year. As part of these visits, directors meet top management in the unit in order to better understand the local business. In 2025, the board of directors met in the US, where we also organized meetings with senior management, high potential employees, and customers.

Annual report 2025    359

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Furthermore, subsidiary boards are encouraged to hold their board meetings at our corporate centre in Boadilla del Monte (Madrid) or in Santander (Cantabria), to foster further collaboration and engagement with the corporate teams. In 2025, the board of
Santander UK held specific meetings at our corporate centre. These practices will continue in 2026 and beyond.
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

Group CEOB	CEO / Country Head

Reporting of the CEO / Country Heads to the Group CEO and Group executive committee.

Control, management, support and business functions, as well as Group global businessesC	Control, management, support and business functions, as well as local global businesses

Reporting to Group and interaction between them.
A. First executive.
B. Second executive, who reports directly to the board of directors.
C. Audit, risk, compliance, finance, financial accounting & control, T&O, people, culture & organization, general secretariat, marketing, communications, strategy, data & AI, as well as the five global businesses (CIB, Retail, Wealth, Consumer and Payments).

Best practices and talent sharing across the whole Group and between subsidiaries are key to our success.	Multiple point of entry structure that has proved to be a key resilience instrument and is a result of our diversification strategy.	Continuous collaboration and daily interaction between local and corporate teams.

A common set of corporate frameworks and policies across the Group adapted to local market conditions.	Synergies and economies of scale across the Group.	Planning and implementation of new Group-wide and local initiatives to keep developing our management and control model.

Annual report 2025    360

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
8. Internal control over financial reporting (ICFR)
ICFR forms part of, and takes its methodological framework and governance principles from, the Group’s Internal control systems (ICS). The ICS applies to both financial and non-financial information and is consistent with the most demanding international standards. In particular, it complies with the principles and guidelines set out in the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework, an internationally recognized internal control benchmark.

8.1 Control environment
Governance and control bodies
These bodies are responsible for implementing and overseeing our ICFR:
•Board of directors. Approves the financial reports Banco Santander must disclose as a listed company. The board also oversees and guarantees the integrity of the Group’s internal information, control, accounting and reporting systems.
•Audit committee. Assists the board of directors in overseeing the ICS and in preparing and presenting financial information. The audit committee also works with the external auditor to address matters that have a significant impact on our ICFR identified in the course of the audit, thereby facilitating the issuance of an independent opinion on the ICFR. For more details, see section 4.5 'Audit committee activities in 2025'.
•Risk control committee. Assists the audit committee in reviewing and overseeing the annual ICS assessment.
•Corporate accounting, financial and management, and sustainability information committee. Is responsible for governing and supervising accounting, financial management and control matters.
•Internal control steering meeting. Monitors the control environment continuously, as well as the ICS strategy and performance.
Lead functions
The structure of the Group enables us to manage risk effectively and ensure that internal control functions (risk, compliance and internal audit) are independent of business functions and can perform their duties efficiently. The key functions that prepare financial information are:

•People, culture & organization function. This function is responsible for setting Grupo Santander’s strategic talent agenda and for promoting the Group’s human resource-related culture policies (including on diversity and inclusion). It is also responsible for designing and implementing such policies and for managing human resources and the organizational structure.
•Business and support functions. They are responsible for identifying and documenting (under their remit) the risks, tasks and controls that make up our ICFR, based on an understanding of their operations and procedures.
•Financial accounting and control function. It is responsible for: (i) drawing up the Group's accounting policies and adapting them to local needs; (ii) ensuring that appropriate organizational structures are in place to carry out assigned tasks, as well as a suitable hierarchical-functional structure; (iii) using Group tools and methodologies to implement and run an ICS on the cut-off, consolidation and publication of financial information, including the supervision of the internal controls necessary to ensure that the financial information we report remains liable; and (iv) maintaining the corporate accounting and management information systems and adapting them to the specific needs of local units.
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
Our board-approved GCC, sets out the standards of conduct that govern the actions of all Grupo Santander employees, as well as the rules of conduct relating to financial information and other matters.
All employees, including directors, sign up to the GCC when they join Santander. Some are also subject to the CCSM and other codes of conduct specific to their area or business.
All Santander employees have access to courses on the GCC. The compliance function also answers employees’ queries on ethics and rules in the GCC.
If anyone violates the code, the people, culture & organization function adopts disciplinary measures and recommends corrective action (including work sanctions), irrespective of any related civil or criminal sanctions.
Annual report 2025    361

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

For more details on the GCC’s core implementation mechanisms, see 'Conduct standards' in section 4.2 'Ethical conduct' in the 'Sustainability statement' chapter.
Canal Abierto
Canal Abierto is Banco Santander's internal information system that enables the confidential and, if so desired, anonymous reporting of unethical conduct that could be considered illegal acts in the workplace or contrary to the law, irregularities related to sustainability matters, and violations of the GCC and acts that go against the Group’s corporate behaviours.
Canal Abierto also enables the reporting of improper practices relating to accounting or auditing, breaches of internal control, or undue influence on external auditors, according to the SOx Act. It also provides a means to report suspicions of infringements of anti-money laundering and terrorism financing, corruption and bribery, and securities market laws.
The board of directors is responsible for implementing Canal Abierto, while the audit committee and the risk supervision, regulation and compliance committee jointly supervise the channel.

For more details on the functioning of the channel and the number and type of reports received, see section 4.3 'Ethical channels' in the 'Sustainability statement' chapter.
Training
Group employees who help prepare or analyse financial information take part in training programmes and regular refresher courses specifically designed to teach them the concepts and skills they require to discharge their duties properly.
The functions that prepare our ICFR promote these programmes and courses, in collaboration with the people, culture & organization function, which is responsible for delivering and coordinating training across the Group.
Training takes the form of both e-learning and on-site sessions that the people, culture & organization function monitors and oversees to guarantee that employees duly complete them and understand their contents.
Training programmes and refresher courses on financial reporting in 2025 focused on: risk analysis and management; accounting and financial statement analysis; business banking and the financial environment; financial management, costs and budgeting; as well as the strengthening of mathematical skills and competencies (calculations and statistics).
Over 169,000 employees from several entities and markets where Grupo Santander operates undertook the mentioned training programmes, with some 329,000 hours spent on them. Moreover, each subsidiary has its own training plan, based on Banco Santander’s.
8.2 Risk assessment in financial reporting
Grupo Santander has a specific process to identify the companies that must be included in its scope of consolidation, which the Financial Accounting and Control division and the General Secretariat division oversee.
This process enables us to assess whether Banco Santander controls an entity by being exposed or having rights to variable returns and the ability to influence the amount of those returns. It also enables an assessment of whether Banco Santander controls a structured entity in accordance with the applicable criteria. Where control exists, we include the entity in the scope of consolidation under the global integration method. In other cases, we analyse whether there is significant influence or joint control. If so, we also include the entity in the scope of consolidation and measure it using the equity method.

For more details on the criteria we use to determine the scope of consolidation, see section 2.b) ‘Principles of consolidation’, in the consolidated annual financial statements.
Entities with the greatest impact on the preparation of the consolidated financial information must use a common ICS methodology to include all relevant controls and cover all significant risks to financial reporting.
Risk identification considers all the Group's activities. It covers not only risks that relate directly to the preparation of financial information, but also non-financial risks that may have an accounting or reputational impact. The Group promotes effective coordination between the ICFR and the sustainability information control system to provide an integrated view of risks and consistency between both systems. For more details on the specific ICS controls on non-financial information and sustainability, see 'Risk management and internal controls over sustainability information' in note SN 2. 'Sustainability governance' in the 'Sustainability statement' chapter.
Identifying potential risks that must be covered by the ICS is based on top management's knowledge and understanding of the business and its operations in relation to the importance and qualitative criteria associated with the type, complexity or structure of the business.
Banco Santander ensures that controls are in place to cover the potential risks we identify. This includes risks of errors and fraud in financial reporting and those that cover: (i) the existence of assets, liabilities and transactions at the relevant date; (ii) timely and correct recording and proper valuation of assets, liabilities and transactions; and (iii) the correct application of accounting principles and rules, as well as appropriate breakdowns.
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
The audit committee is responsible for reporting to the board of directors on the financial information that the Group must publish,
Annual report 2025    362

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
The internal control policies on the following aspects are of particular importance:
•Updated and divulged internal policies and procedures for system security and access to applications and computer systems according to the duties assigned to a role, to make sure access rights to information are appropriate and to protect the confidentiality, availability and integrity of financial information from cyber attacks.
•The methodology we use when creating, modifying and maintaining apps follows a cycle of definition, development and testing that ensures we process financial information correctly. We have special development and security controls and data access, testing, vulnerability management, and other mechanisms. For more details on cybersecurity, see section 7. 'Technological innovation: artificial intelligence, cybersecurity and fintech ecosystem' in the 'Economic and Financial Review' chapter.
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
Internal control policies and procedures for outsourced activities and valuation services from independent experts
Grupo Santander has a corporate outsourcing and third-party agreement framework and third-party approval policies and procedures to cover outsourcing risks properly. The Group must adhere to this framework (and the models and policies that build on it), which meets the EBA's requirements for outsourcing and risk management with third parties and complies with DORA Regulation.
Key processes include:
•tasks to initiate, record, process, settle, report and account for transactions and asset valuations;
•IT support in terms of software development, infrastructure maintenance, incident management, security and information processing; and
•other material support services that are not directly related to financial reporting, such as vendor management, property management, HR management and others.
Key control procedures to ensure appropriate coverage of risks in these processes are:
•relationships between Group entities are formalized through detailed service level agreements;
•external suppliers undergoing an approval process to ensure that the relevant risks associated with the services they provide remain within acceptable levels (according to the Group's risk appetite) and to encourage them to prove the effectiveness of their internal controls through external certifications; and
•Group entities that receive the services must ensure that external service providers maintain complete and up-to-date documentation of the processes and controls associated with the services they provide, and that such controls are subject to periodic validation.
Grupo Santander reviews its estimates internally according to its control model guidelines. Where certain cases require the services of a third party, it follows procedures that help confirm their expertise and independence and approve their methods and the reasonableness of any assumptions made.
In particular, we have controls in place to ensure the integrity and quality of information on external suppliers of key services that could affect the financial statements. These controls are comprehensively detailed in the service level agreements that form part of the respective contracts with third parties.

For more details, see 'Supplier risk management' in the section 5.2. 'Operational risk management' in the 'Risk management and compliance' chapter.
Annual report 2025    363

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
8.4 Information and communication
Group accounting policies
The corporate accounting, financial management and sustainability information framework sets out the principles and guidelines to prepare accounting, financial and management information that must apply to all Grupo Santander entities as a key element of their good governance.
The Group's structure makes it necessary for these principles and guidelines to be common for their application across our footprint, and for each of the Group entities to have effective consolidation methods and employ homogeneous accounting policies. The framework's principles are reflected appropriately in the Group’s accounting policies. Against this backdrop, the accounting policies cover the operational aspects of the framework, by capturing and implementing the principles set out therein.
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
Mechanisms for the preparation of financial information
We base financial statement consolidation on technology-based tools that ensure the traceability and consistency of the accounting data that our units report, which helps minimize operational risks and enhance information quality. These tools channel the flow of information between the units and the Financial Accounting and Control division, which leads consolidation on the basis of the information provided.
This process covers automated validation, reconciliation and review controls to detect incidents during consolidation and ensure the reliability of the consolidated financial information. Moreover, the Financial Accounting and Control division exercises further supervisory and analytical control, which it sets out in formal documents and reviews under set time frames.
8.5 Monitoring of system functioning
2025 ICFR monitoring activities and results
Our board-approved internal audit corporate framework sets out the definition, objectives and principles that govern the function’s operations. Its mission is to provide the board of directors and senior management with independent assurance on the quality and effectiveness of internal control processes and systems, risk management (both current and emerging) and governance, thereby contributing to the protection of the Group’s value, solvency and reputation.
The internal audit function reports directly to the audit committee and, at least twice a year, to the board of directors, maintaining functional independence at all times and direct access to the board when required.
Internal audit assesses:
•the efficiency and effectiveness of the ICFR;
•compliance with applicable regulations and supervisory requirements;
•the reliability and integrity of financial and operational information; and
•asset integrity.
Its scope of action includes:
•all Group entities over which effective control is exercised;
•separated assets (for example, mutual funds) managed by the entities mentioned in the previous section; and
•any entity (or separated assets) not included in the above points with which the Group has entered into an express agreement to provide internal audits.
This subjective scope includes our activities, businesses and processes (performed internally or through outsourcing), the organization and, where applicable, branch networks. Internal audit may also conduct audits for other investees that are not included in the preceding points when the Group has reserved this right as a shareholder, as well as on outsourced activities in accordance with the established agreements.
The audit committee regularly assesses the functioning and effectiveness of the internal audit function, as well as the performance of its head, ensuring that it has the appropriate resources. For more details, see section 4.5 'Audit committee activities in 2025'.
As at 2025 year-end, the Internal Audit division had 1,272 employees, all exclusively dedicated to this service. Of these, 304 were based at the Corporate Centre and 968 in the local units located in the Group's core markets.
The internal audit function prepares an annual audit plan based on its own risk assessment, which determines and prioritizes the
Annual report 2025    364

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
reviews to be carried out during the year. This plan constitutes the framework for the execution of audit activities.
At its meeting on 20 February 2025, the audit committee gave the green light to the internal audit plan for 2025, which the board of directors subsequently approved at its meeting on 25 February 2025.
Reviews may give rise to recommendations, which we prioritize according to their relative importance and are subject to ongoing follow-up until their full implementation.
The internal audit function reports on the ICFR have mainly aimed to:
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

In 2025, the audit committee and the board of directors were regularly informed of the internal audit function's work in accordance with its annual plan, as well as of other related matters. For more details, see section 4.5 'Audit committee activities in 2025'.
Detection and management of deficiencies
As part of its remit to supervise financial reporting and ICS, the audit committee is responsible for maintaining continuous dialogue with the external auditor regarding any significant weaknesses detected in the audit.
It also assesses the results of the work carried out by internal audit and, where appropriate, adopts the necessary measures to address any deficiencies identified in the financial information that could affect the reliability and accuracy of the annual accounts. For this purpose, it may liaise with the various Group areas involved to obtain the necessary information and clarification. It also assesses the potential impact of any error identified in the financial information.
During 2025, the audit committee was informed of the results of the assessment and certification of the ICS corresponding to the 2024 financial year. No material weaknesses or significant deficiencies were identified in the ICFR at Group level. For more details, see section 4.5 'Audit committee activities in 2025'.
Annual report 2025    365

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

[Page intentionally left blank] 1 of 3

Annual report 2025    366

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

[Page intentionally left blank] 2 of 3

Annual report 2025    367

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

[Page intentionally left blank] 3 of 3
Annual report 2025    368

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Some shareholders or other stakeholders may be used to the formats of the corporate governance and directors' remuneration reports set the by the CNMV. Therefore, each section under this format in sections 9.1 'Reconciliation with the CNMV’s corporate governance report model' and 9.4 'Reconciliation to the CNMV’s remuneration report model' include a cross reference indicating where this information may be found in the 2025 annual corporate governance report (drafted in a free format) and elsewhere in this annual report.
In section 9.3 'References on compliance with recommendations of Spain's Corporate Governance Code', we have included a chart with cross-references showing where the information supporting each response can be found in this corporate governance chapter and elsewhere in the annual report, evidencing the compliance indicated in the above-mentioned section ‘Degree of compliance with corporate governance recommendations’.
9.1 Reconciliation with the CNMV’s corporate governance report model

Section in the CNMV model	Included in statistical report	Comments
A. OWNERSHIP STRUCTURE
A.1	Yes	See sections 2.1 'Share capital', 3.2 'Shareholder rights' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.2	Yes	See sections 2.3 'Significant shareholders' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.3	Yes	See 'Tenure and equity ownership' in section 4.2 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
A.4	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.5	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.6	No	See section 2.3 'Significant shareholders' where we explain there are no significant shareholders on their own account so this section does not apply.
A.7	Yes	See sections 2.4 'Shareholders' agreements' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.8	Yes	Not applicable. See section 9.2 'Statistical information on corporate governance required by the CNMV'.
A.9	Yes	See section 2.5 'Treasury shares' and 9.2 'Statistical information on corporate governance required by the CNMV'.
A.10	No	See sections 2.2 'Authority to increase capital' and 2.5 'Treasury shares'.
A.11	Yes	See section 9.2 'Statistical information on corporate governance as required by the CNMV'.
A.12	No	See section 'Voting rights and unrestricted share transfers' in section 3.2.
A.13	No	See section 3.2 'Shareholder rights'.
A.14	Yes	See sections 2.6 'Stock market information' and 9.2 'Statistical information on corporate governance as required by the CNMV'.
Annual report 2025    369

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Section in the CNMV model	Included in statistical report	Comments
B. GENERAL SHAREHOLDERS’ MEETING
B.1	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.2	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.3	No	See 'Rules for amending our Bylaws' in section 3.2.
B.4	Yes
See 'Quorum' in section 3.4, in relation to financial year 2025, and section 9.2 'Statistical information on corporate governance required by the CNMV', in relation to the financial 2023, 2024 and 2025 year.

B.5	Yes	See 'Approved resolutions and voting results' in section 3.4.
B.6	Yes	See 'Participation at general meetings' in section 3.2 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
B.7	No	See 'Quorum and majorities for passing resolutions at general meeting' in section 3.2.
B.8	No	See 'Corporate website' in section 3.1.
C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1	Yes	See 'Size' in section 4.2 and section 3.4 '2025 AGM'.
C.1.2	Yes	See sections 1.1 'Our board of directors', 4.1 'Our directors, 'Tenure and equity ownership' in section 4.2, and section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.3	Yes
See sections 2.4 'Shareholders' agreements', 4.1 'Our directors', 'Composition by director type' in section 4.2, section 4.6 'Nomination committee activities in 2025' and section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.4	Yes
See 'Board skills and diversity matrix' in section 4.2, in relation to financial year 2025, and section 9.2 'Statistical information on corporate governance required by the CNMV', in relation to the remaining financial years.

C.1.5	No	See 'Diversity and skills' and 'Board skills and diversity matrix' in section 4.2 and section 4.6 'Nomination committee activities in 2025'.
C.1.6	No
See section 1.3 'Achievement of our 2025 priorities', 'Diversity and skills' in section 4.2 and section 4.6 'Nomination committee activities in 2025' and also section 3.1.3 'Inclusive culture' in 'Sustainability statement' chapter.

C.1.7	No	See section 4.6 'Nomination committee activities in 2025'.
C.1.8	No	Not applicable, since there are no proprietary directors. See 'Composition by type of director' in section 4.2.
C.1.9	No	See 'Functions' in section 4.4.
C.1.10	No	See section 4.1 'Our directors'.
C.1.11	Yes	See sections 4.1 'Our directors' and 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.12	Yes	See 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.13	Yes
See sections 6. 'Remuneration' and 9.2 'Statistical information on corporate governance required by the CNMV'. Additionally, see note '5. Remuneration and other benefits paid to the Bank’s directors and senior managers' in the 'Notes to the consolidated financial statements'.

C.1.14	Yes
See sections 5. 'Senior management team', 6.6 '.Remuneration of non-director members of senior management' and 9.2 'Statistical information on corporate governance required by the CNMV'. Additionally, see note '5. Remuneration and other benefits paid to the Bank’s directors and senior managers' in the 'Notes to the consolidated financial statements'.

C.1.15	Yes	See 'Board regulation' in section 4.3.
C.1.16	No	See 'Election, appointment, re-election and succession of directors' in section 4.2.
C.1.17	No	See 'Effectiveness' in section 1.1 and 'Attendance at board and committee meetings and dedication to the performance of duties' and 'Board effectiveness review in 2025'' in section 4.3.
C.1.18	No
Not applicable as it was not carried out with the help of an independent external advisor. See 'Effectiveness' in section 1.1 and 'Attendance at board and committee meetings and dedication to the performance of duties' and 'Board effectiveness review in 2025' in section 4.3.

C.1.19	No	See 'Election, appointment, re-election and succession of directors' in section 4.2.
C.1.20	No	See 'Board operation' in section 4.3.
C.1.21	Yes
Not applicable since there are no specific requirements, other than those applying to directors generally, to be appointed chair. See section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.22	No	See 'Diversity and skills' in section 4.2.
C.1.23	Yes	See 'Election, appointment, re-election and succession of directors' in section 4.2 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.24	No	See 'Board operation' in section 4.3.
Annual report 2025    370

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Section in the CNMV model	Included in statistical report	Comments
C.1.25	Yes
See 'Lead Independent Director' and 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3, 'Duties and activities in 2025' in sections 4.4 'Executive committee activities in 2025',4.5 'Audit committee activities in 2025', 4.6 'Nomination committee activities in 2025', 4.7 'Remuneration committee activities in 2025', 4.8 'Risk supervision, regulation and compliance committee activities in 2025', 4.9 'Responsible banking, sustainability and culture committee activities in 2025' and 4.10 'Innovation and technology committee activities in 2025' and section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.26	Yes
See 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3, 4.6 'Nomination committee activities in 2025', and section 9.2 'Statistical information on corporate governance required by the CNMV'.

C.1.27	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.28	No	See sections 4.5 'Audit committee activities in 2025' and 8.4 'Information and communication'.
C.1.29	Yes	See section 4.1 'Our directors', 'Secretary of the board' in section 4.3 and section 9.2 'Statistical information on corporate governance as required by the CNMV'.
C.1.30	No	See section 3.1 'Shareholder communication and engagement' and 'External auditor independence' in section 4.5.
C.1.31	Yes	See 'Re-election of the auditor' in section 4.5 and section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.32	Yes
In accordance with the CNMV’s instructions, see 'External auditor independence' in section 4.5 and sub-section C.1.32 of section 9.2 'Statistical information on corporate governance required by the CNMV'. Per the CNMV’s instructions on preparing annual reports on corporate governance, sub-section C.1.32 provides the fee ratios of non-audit services to total audit services, with these differences in the ratio set out in Regulation (EU) No 537/2014 that is included in section 4.5 'Audit committee activities in 2025': (a) the ratios in sub-section C.1.32 have two perimeters to the one established by Regulation (EU) No 537/2014: fees for the approved services to be performed by PricewaterhouseCoopers Auditores, S.L. (PwC) for Banco Santander and fees for the approved services to be performed by PwC and other firms in its network for all other Grupo Santander entities, in and outside Spain; and (b) the ratios' denominator is the fees amount for audit services in 2025 and not the average fee value from the past three consecutive years that Regulation (EU) No 537/2014 dictates.

C.1.33	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.34	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.35	Yes	See 'Board operation' and 'Committee operation' in section 4.3, and section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.1.36	No	See 'Election, appointment, re-election and succession of directors' in section 4.2.
C.1.37	No	Not applicable.
C.1.38	No	Not applicable.
C.1.39	Yes
See sections 6.4 'Directors' remuneration policy for 2026, 2027 and 2028', 6.7 'Prudentially significant disclosures document' and 9.2 'Statistical information on corporate governance required by the CNMV'.

C.2 Board committees
C.2.1	Yes
See 'Board committees' and 'Committee operation' in section 4.3, 'Duties and activities in 2025' in sections 4.4 'Executive committee activities in 2025',4.5 'Audit committee activities in 2025', 4.6 'Nomination committee activities in 2025', 4.7 'Remuneration committee activities in 2025', 4.8 'Risk supervision, regulation and compliance committee activities in 2025', 4.9 'Responsible banking, sustainability and culture committee activities in 2025', 4.10 'Innovation and technology committee activities in 2025'and 9.2 'Statistical information on corporate governance required by the CNMV'.

C.2.2	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
C.2.3	No
See 'Board regulation' and 'Board committees', 'Committee operation' in section 4.3 and sections 4.4 'Executive committee activities in 2025',4.5 'Audit committee activities in 2025', 4.6 'Nomination committee activities in 2025', 4.7 'Remuneration committee activities in 2025', 4.8 'Risk supervision, regulation and compliance committee activities in 2025', 4.9 'Responsible banking, sustainability and culture committee activities in 2025' and 4.10 'Innovation and technology committee activities in 2025' .

D. RELATED PARTY AND INTRAGROUP TRANSACTIONS
D.1	No	See 'Related-party transactions' in section 4.12.
D.2	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.3	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.4	Yes	See section 9.2 'Statistical information on corporate governance required by the CNMV'.
D.5	Yes	Not applicable. See 'Related-party transactions' in section 4.12.
D.6	No	See 'Other conflicts of interest' in section 4.12.
D.7	No	Not applicable. See section 2.3 'Significant shareholders' and 'Other conflicts of interest' in section 4.12.
E. CONTROL AND RISK MANAGEMENT SYSTEMS
E.1	No
See chapter 'Risk management and compliance', in particular section 1. 'Risk management and control model' and sections 1.2 'Materiality assessment', 2.3 'Embedding ESG factors in risk management' and 4.2.2. 'Responsible taxation' in 'Sustainability statement' chapter.

Annual report 2025    371

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Section in the CNMV model	Included in statistical report	Comments
E.2	No
See note 54 'Risk management' to the 'Notes to the consolidated financial statements', section 1.3 'Risk and compliance governance' in the 'Risk management and compliance' chapter. See also sections 1.2 'Materiality assessment', 1.4 'Sustainability governance' and 4.2.2.'Responsible taxation' in 'Sustainability statement' chapter.

E.3	No
See sections 1.2 'Key risk types', 2. 'Credit risk', 3. 'Market, structural and liquidity risk', 4. 'Capital risk', 5. 'Operational risk', 6. 'Compliance risk', 7. 'Model risk' and 8. 'Strategic risk' in 'Risk management and compliance' chapter. See also section 2.3 'Embedding ESG factors in risk management' in 'Sustainability statement' chapter and, for our capital needs, see section 4.5 'Capital management and adequacy. Solvency ratios' of 'Economic and financial review' chapter.

E.4	No
See section 1.4. 'Risk management processes and tools' in the 'Risk management and compliance' chapter and sections 1.2 'Materiality assessment', 2.3 'Embedding ESG factors in risk management' and 4.2.2. 'Responsible taxation' in 'Sustainability statement' chapter.

E.5	No
See sections 2. 'Credit risk', 3. 'Market, structural and liquidity risk', 4. 'Capital risk', 5. 'Operational risk', 6 'Compliance risk', 7.'Model risk' and 8. 'Strategic risk' in the 'Risk management' chapter. Additionally, see note 25e) in the 'Notes to the consolidated financial statements'.

E.6	No
See sections 1. 'Risk management and control model', 2. 'Credit risk', 3. 'Market, structural and liquidity risk', 4. 'Capital risk', 5. 'Operational risk', 6. 'Compliance risk', 7. 'Model risk' and 8. 'Strategic risk' in 'Risk management' and compliance chapter. See also 1.4 'Sustainability governance' and 2.3 'Embedding ESG factors in risk management' in 'Sustainability statement' chapter.

F. ICFRS
F.1	No	See section 8.1 'Control environment'.
F.2	No	See section 8.2 'Risk assessment in financial reporting'.
F.3	No	See section 8.3 'Control activities'.
F.4	No	See section 8.4 'Information and communication'.
F.5	No	See section 8.5 'Monitoring of system functioning'.
F.6	No	Not applicable.
F7	No	Not applicable.
G. DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS
G	Yes	See 'G. Degree of compliance with the corporate governance recommendations' in section 9.2 and section 9.3 'References on compliance with recommendations of Spain's Corporate Governance Code'.
H. OTHER INFORMATION OF INTEREST
H	No
•See 'Board regulation' in section 4.3, as well as section 1.4 'Sustainability governance' in the 'Sustainability statement' ' chapter.
•Banco Santander also complies with the Polish Code of Best Practices, except in areas where regulation is different in Spain and Poland.
•In addition, see sections 1.4 'Sustainability governance' and 4. 'Business conduct (Governance information)' in the 'Sustainability statement' chapter.
•Banco Santander has voluntarily signed up to the Code of Best Tax Practices in Spain, see section 4.2.2. 'Responsible taxation' in the 'Sustainability statement' chapter and note 27g) of the 'Notes to the consolidated financial statements'. Banco Santander also voluntarily signed up to the Code of Good Practices for the viable restructuring of debts secured by mortgages on primary residences and the Code of Good Practices for mortgage debtors at risk of vulnerability, see note '54 Risk Management' to the 'Notes to the consolidated financial statements'.

Annual report 2025    372

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9.2 Statistical information on corporate governance required by the CNMV
Unless otherwise indicated all data as of 31 December 2025.
A. OWNERSHIP STRUCTURE
A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:
Indicate whether company Bylaws contain the provision of double loyalty voting:
Yes ☐ No ☑

Date of last modification	Share capital (euros)	Number of shares	Number of voting rights
30/12/2025	7,344,659,751	14,689,319,502	14,689,319,502
Indicate whether different types of shares exist with different associated rights:
Yes ☐ No ☑
A.2 List the direct and indirect holders of significant ownership interests at year-end, including directors with a significant shareholding:

	% of voting rights attributed to shares		% of voting rights through financial instruments		Total % of voting rights
Name or corporate name of shareholder	Direct	Indirect	Direct	Indirect
BlackRock Inc.	0.00	6.85	0.00	0.01	6.86
Details of the indirect shares:

Name or corporate name of the indirect shareholder	Name or corporate name of the direct shareholder	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights
BlackRock Inc.	Subsidiaries of BlackRock Inc.	6.85	0.01	6.86

A.3 Give details of the participation at the close of the fiscal year of the members of the board of directors who are holders of voting rights attributed to shares of the company or through financial instruments, whatever the percentage, excluding the directors who have been identified in Section A.2 above:

Name or corporate name of director	% of voting rights attributed to shares (including loyalty votes)		% of voting rights through financial instruments		Total % of voting rights	From the total % of voting rights attributed to the shares, indicate, where appropriate, the % of the additional votes attributed corresponding to the shares with a loyalty vote
	Direct	Indirect	Direct	Indirect		Direct	Indirect
Ana Botín-Sanz de Sautuola y O’Shea	0.02	0.21	0.00	0.00	0.23	0.00	0.00
Héctor Grisi Checa	0.02	0.00	0.00	0.00	0.02	0.00	0.00
Glenn H. Hutchins	0.01	0.00	0.00	0.00	0.01	0.00	0.00
José Antonio Álvarez Álvarez	0.02	0.00	0.00	0.00	0.02	0.00	0.00
Homaira Akbari	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Juan Carlos Barrabés Cónsul	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Javier Botín-Sanz de Sautuola y O’Shea	0.04	0.17	0.00	0.00	0.21	0.00	0.00
Sol Daurella Comadrán	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Henrique de Castro	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Germán de la Fuente Escamilla	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gina Díez Barroso Azcárraga	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Luis Isasi Fernández de Bobadilla	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Belén Romana García	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Pamela Walkden	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Antonio Francesco Weiss	0.00	0.00	0.00	0.00	0.00	0.00	0.00
% total voting rights held by the board of directors					0.49
% total voting rights represented on the board of directors					0.84
Annual report 2025    373

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Details of the indirect holding:

Name or corporate name of director	Name or corporate name of direct owner	% of voting rights attributed to shares	% of voting rights through financial instruments	Total % of voting rights	From the total % of voting rights attributed to the shares, indicate, where appropriate, the % of the additional votes attributed corresponding to the shares with a loyalty vote
—	—	—	—	—	—
A.7 Indicate whether the company has been notified of any shareholders’ agreements that may affect it, in accordance with the provisions of Articles 530 and 531 of the Spanish Companies Act (LSC). If so, provide a brief description and list the shareholders bound by the agreement, as applicable:
Yes ☑ No ☐

Parties to the shareholders’ agreement	% of share capital affected	Brief description of agreement	Expiry date, if applicable
Javier Botín-Sanz de Sautuola y O’Shea (directly and indirectly through Agropecuaria El Castaño, S.L.U. and Agropecuaria El Castaño Ibérica, S.L.U.) Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. (directly and through Puente San Miguel DB, S.L.U., Puente San Miguel HB, S.L.U., Puente San Miguel LB, S.L.U. and Puente San Miguel EB, S.L.U.) Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L.U. (through Nueva Azil Horizonte, S.L.U.) Carmen Botín-Sanz de Sautuola y O’Shea Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.U. (through Alina 38, S.L.U.)	0.75
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
			01/01/2056
Indicate whether the company is aware of the existence of any concerted actions among its shareholders. If so, give a brief description as applicable:
Yes ☑ No ☐

Participants in the concerted action	% of share capital affected	Brief description of concerted action	Expiry date, if applicable
Javier Botín-Sanz de Sautuola y O’Shea (directly and indirectly through Agropecuaria El Castaño, S.L.U. and Agropecuaria El Castaño Ibérica, S.L.U.) Emilio Botín-Sanz de Sautuola y O’Shea, Puente San Miguel, S.L.U. (directly and through Puente San Miguel DB, S.L.U., Puente San Miguel HB, S.L.U., Puente San Miguel LB, S.L.U. and Puente San Miguel EB, S.L.U.) Ana Botín-Sanz de Sautuola y O’Shea, CRONJE, S.L.U. Nueva Azil, S.L.U. (through Nueva Azil Horizonte, S.L.U.) Carmen Botín-Sanz de Sautuola y O’Shea Paloma Botín-Sanz de Sautuola y O’Shea Bright Sky 2012, S.L.U. (through Alina 38, S.L.U.)	0.75
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
			01/01/2056
A.8 Indicate whether any individual or entity currently exercises control or could exercise control over the company in accordance with article 5 of the Spanish Securities Market Act. If so, identify them:
Yes ☐ No ☑
Annual report 2025    374

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
A.9 Complete the following tables on the company’s treasury shares:
At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
0	11,077,291	0.08%
(*) Through:

Name or corporate name of the direct shareholder	Number of shares held directly
Pereda Gestión, S.A.	9,750,000
Banco Santander Argentina, S.A.	444,527
Banco Santander México, S.A.	882,764
Total:	11,077,291
A.11 Estimated free float:

%
Estimated free float	91.73
A.14 Indicate whether the company has issued securities not traded in a regulated market of the European Union.
Yes ☑ No ☐
B. GENERAL SHAREHOLDERS' MEETING
B.4 Indicate the attendance figures for the general shareholders’ meetings held during the financial year to which this report relates and in the two preceding financial years:

	Attendance data
			% remote voting
Date of General Meeting	% attending in person	% by proxy	Electronic means	Other	Total
31/03/2023	0.72	64.20	2.22	0.42	67.56
Of which free float:	0.06	63.73	2.22	0.42	66.43

	Attendance data
			% remote voting
Date of General Meeting	% attending in person	% by proxy	Electronic means	Other	Total
22/03/2024	0.82	62.48	2.83	0.52	66.65
Of which free float:	0.08	61.99	2.83	0.52	65.42

	Attendance data
			% remote voting
Date of General Meeting	% attending in person	% by proxy	Electronic means	Other	Total
04/04/2025	0.80	64.59	2.57	0.55	68.51
Of which free float:	0.02	64.08	2.57	0.55	67.22

Observations
Our 2025 AGM was held in a completely virtual format, with no physical attendance by shareholders. However, as there is no specific column for the inclusion of the % attending virtually, this information has been included in the column % attending in person.
B.5 Indicate whether in the general shareholders’ meetings held during the financial year to which this report relates there has been any matter submitted to them which has not been approved by the shareholders:
Yes ☐ No ☑
B.6 Indicate whether the Bylaws require a minimum holding of shares to attend to or to vote remotely in the general shareholders’ meeting:
Yes ☐ No ☑
Annual report 2025    375

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
C. MANAGEMENT STRUCTURE
C.1 Board of directors
C.1.1 Maximum and minimum number of directors provided for in the Bylaws:

Maximum number of directors	17
Minimum number of directors	12
Number of directors set by the General Meeting	15
C.1.2 Complete the following table with the directors’ details:

Name or corporate name of director	Representative	Category of director	Position in the board	Date of first appointment	Date of last appointment	Election procedure
Ana Botín-Sanz de Sautuola y O’Shea	N/A	Executive	Chair	04/02/1989	04/04/2025	Vote in general shareholders’ meeting
Héctor Grisi Checa	N/A	Executive	Chief Executive Officer	01/01/2023	04/04/2025	Vote in general shareholders’ meeting
Glenn H. Hutchins	N/A	Independent	Lead Independent Director	20/12/2022	04/04/2025	Vote in general shareholders’ meeting
José Antonio Álvarez Álvarez	N/A	Other external	Vice Chair	13/01/2015	22/03/2024	Vote in general shareholders’ meeting
Homaira Akbari	N/A	Independent	Director	27/09/2016	31/03/2023	Vote in general shareholders’ meeting
Juan Carlos Barrabés Cónsul	N/A	Independent	Director	27/06/2024	27/06/2024	Vote in general shareholders’ meeting
Javier Botín-Sanz de Sautuola y O’Shea	N/A	Other external	Director	25/07/2004	22/03/2024	Vote in general shareholders’ meeting
Sol Daurella Comadrán	N/A	Independent	Director	18/02/2015	31/03/2023	Vote in general shareholders’ meeting
Henrique de Castro	N/A	Independent	Director	17/07/2019	22/03/2024	Vote in general shareholders’ meeting
Germán de la Fuente Escamilla	N/A	Independent	Director	21/04/2022	22/03/2024	Vote in general shareholders’ meeting
Gina Díez Barroso Azcárraga	N/A	Independent	Director	22/12/2020	31/03/2023	Vote in general shareholders’ meeting
Luis Isasi Fernández de Bobadilla	N/A	Other external	Director	19/05/2020	04/04/2025	Vote in general shareholders' meeting
Belén Romana García	N/A	Independent	Director	22/12/2015	22/03/2024	Vote in general shareholders’ meeting
Pamela Walkden	N/A	Independent	Director	29/10/2019	04/04/2025	Vote in general shareholders’ meeting
Antonio Francesco Weiss	N/A	Independent	Director	27/06/2024	27/06/2024	Vote in general shareholders' meeting
Total number of directors	15
Indicate any directors who have left during the financial year to which this report relates, regardless of the reason (whether for resignation or by agreement of the general meeting or any other):

Name or corporate name of director	Category of director at the time he/her left	Date of last appointment	Date of leave	Board committees he or she was a member of	Indicate whether he or she has left before the expiry of his or her term
N/A	N/A	N/A	N/A	N/A	N/A
Annual report 2025    376

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
C.1.3 Complete the following tables for the directors in each relevant category:

Executive directors
Name or corporate name of director	Position held in the company	Profile
Ana Botín-Sanz de Sautuola y O’Shea	Executive Chair	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Héctor Grisi Checa	CEO	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Total number of executive directors		2
% of the Board		13.33

Proprietary non-executive directors
Name or corporate name of director	Name or corporate name of significant shareholder represented or having proposed his or her appointment	Profile
N/A	N/A	N/A
Total number of proprietary non-executive directors		0
% of the Board		0

Independent directors
Name or corporate name of director	Profile
Glenn H. Hutchins	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Homaira Akbari	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Juan Carlos Barrabés Cónsul	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Sol Daurella Comadrán	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Henrique de Castro	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Germán de la Fuente Escamilla	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Gina Díez Barroso Azcárraga	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Belén Romana Garcia	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Pamela Walkden	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Antonio Francesco Weiss	See section 4.1 'Our directors' in the 'Corporate governance' chapter in the annual report.
Total number of independent directors	10
% of the Board	66.67
Annual report 2025    377

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and such directors and/or the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the funding Grupo Santander granted to companies in which Sol Daurella was a principal shareholder or director in 2025 were not significant because, among other reasons: (i) they did not generate economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether banks or others; (ii) they were consistent with Grupo Santander's share in the corresponding market; and (iii) they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Henrique de Castro	Business
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and such directors and/or the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained between Grupo Santander and the company in which Henrique de Castro was a director in 2025 were not significant because, among other reasons they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE and Nasdaq).

Gina Díez Barroso Azcárraga	Business/Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and such directors and/or the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained and the funding Grupo Santander granted to companies in which Gina Díez Barroso was a principal shareholder and director in 2025 were not significant because, among other reasons: (i) they did not generate a situation of economic dependence on the company involved in view of the substitutability of this funding by other sources, whether banks or others; (ii) they were consistent with Grupo Santander's share in the corresponding market; and (iii) they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Belén Romana García	Business/Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and such directors and/or the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained and the funding Grupo Santander granted to companies in which Belén Romana was a director in 2025 were not significant because, among other reasons: (i) they did not generate economic dependence on the companies involved in view of the substitutability of this funding by other sources, whether banks or others; (ii) they were consistent with Grupo Santander's share in the corresponding market; and (iii) they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Juan Carlos Barrabés Cónsul	Financing
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and such directors and/or the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the funding Grupo Santander granted to Juan Carlos Barrabés and the companies in which he was a principal shareholder or director in 2025 were not significant because, among other reasons: (i) it did not generate economic dependence in view of the substitutability of this funding by other sources, whether banks or others; (ii) it was consistent with Grupo Santander's share in the corresponding market; and (iii) it did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE, Nasdaq and the Canadian Bank Act).

Antonio Francesco Weiss	Business
When conducting the annual verification of the independence of directors classified as independent, the nomination committee analysed the business relationships between Grupo Santander and such directors and/or the companies in which they are or have previously been principal shareholders, directors or senior managers.
The committee concluded that the business relationships maintained between Grupo Santander and the company in which Antonio Weiss was a principal shareholder in 2025 were not significant because, among other reasons they did not reach certain comparable materiality thresholds used in other jurisdictions (e.g. NYSE and Nasdaq).

Annual report 2025    378

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Other external directors
Identify all other external directors and explain why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders:

Name or corporate name of director	Reasons	Company, manager or shareholder to which or to whom the director is related	Profile
José Antonio Álvarez Álvarez	Mr Álvarez was the former CEO of Banco Santander until 31 December 2022, pursuant to sub-section 4.a) of article 529 duodecies of the Spain's Companies Act.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Javier Botín-Sanz de Sautuola y O’Shea	Mr Botín has been director for over 12 years, pursuant to sub-section 4. i) of article 529 duodecies of the Spain's Companies Act.	Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Luis Isasi Fernández de Bobadilla
Under prudent criteria given his remuneration as non-executive Chair of Santander España’s body as supervisor, business unit without its own corporate identity separate to Banco Santander, pursuant to sub-sections 2 to 4 of article 529 duodecies of the Spain's Companies Act.
		Banco Santander, S.A.	See section 4.1 'Our directors' in the Corporate governance chapter in the annual report.
Total number of other external directors			3
% of the Board			20.00
List any changes in the category of a director which have occurred during the period covered in this report.

Name or corporate name of director	Date of change	Previous category	Current category
—	—	—	—
C.1.4 Complete the following table on the number of female directors at the end of each the past four years and their category:

Number of female directors					% of total directors of each category
	FY 2025	FY 2024	FY 2023	FY 2022	FY 2025	FY 2024	FY 2023	FY 2022
Executive	1	1	1	1	50.00	50.00	50.00	50.00
Proprietary	—	—	—	—	0.00	0.00	0.00	0.00
Independent	5	5	5	5	50.00	50.00	50.00	50.00
Other external	—	—	—	—	0.00	0.00	0.00	0.00
Total:	6	6	6	6	40.00	40.00	40.00	40.00
Annual report 2025    379

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
C.1.11 List the positions of director, administrator or representative thereof, held by directors or representatives of directors who are members of the company's board of directors in other entities, whether or not they are listed companies:

Identity of the director or representative	Company name of the listed or non-listed entity	Position	Remunerated YES/NO
Ana Botín-Sanz de Sautuola y O’Shea	The Coca-Cola Company	Director	YES
Héctor Grisi Checa	Cogrimex, S.A. de C.V.	Chair	NO
	Galve Investments, S.L.	Sole director	NO
Glenn H. Hutchins	CoreWeave, Inc.	Director	YES
	North Island, LLC	Chair	NO
	North Island Ventures, LLC	Chair	NO
José Antonio Álvarez Álvarez	Aon plc	Director	YES
Homaira Akbari	Landstar System, Inc.	Director	YES
	AKnowledge Partners, LLC	Chief Executive Officer	YES
Juan Carlos Barrabés Cónsul	Grupo Barrabés Cónsul, S.L.	Chair-Chief Executive Officer	NO
	Barrabés Internet, S.L.U.	Chief Executive Officer	NO
	Barrabés Ski Montaña, S.L.U.	Director	NO
	Action & Lifestyle, S.L.U.	Director	NO
	Tuca del Mont, S.L.	Chief Executive Officer	NO
	Ediciones Montañas y Hombres, S.L.U.	Director	NO
	Llitarrada Innova, S.L.	Representative of sole director	NO
	Innova Next, S.L.U.	Representative of joint and several director	NO
	Step One Ventures, S.L.	Representative of joint and several director	NO
	Agencia Certificadora Autónoma, S.L.U.	Representative of joint and several director	NO
Javier Botín-Sanz de Sautuola y O’Shea	JB Capital Markets, S. V., S.A.U.	Chair	YES
	Inversiones Zulú, S.L.	Chair-Chief Executive Officer	NO
	Agropecuaria El Castaño, S.L.U.	Joint director	NO
	Agropecuaria El Castaño Ibérica, S.L.U.	Joint director	NO
	Inversiones Peña Cabarga, S.L.	Joint and several director	NO
Sol Daurella Comadrán	Coca-Cola Europacific Partners plc	Chair	YES
	Cobega, S.A.	Representative of director	NO
	Equatorial Coca Cola Bottling Company, S.L.	Director	YES
	Cobega Invest S.L.	Joint director	NO
	Olive Partners, S.A.	Representative of director	NO
	Indau, s.à.r.l.	Director	YES
Henrique de Castro	Fiserv Inc.	Director	YES
	Stakecorp Capital, s.à.r.l.	Director	NO
Gina Díez Barroso Azcárraga	Grupo Axo, S.A.P.I. de C.V.	Director	YES
	Centro de Diseño y Comunicación, S.C.	Chair	NO
	Bolsa Mexicana de Valores, S.A.B. de C.V.	Director	YES
Luis Isasi Fernández de Bobadilla	Logista Integral, S.A.	Chair	YES
	Balcón del Parque, S.L.	Sole director	NO
	Santa Clara de C. Activos, S.L.	Joint and several director	NO
Belén Romana García	Werfen, S.A.	Director	YES
	SIX Group AG	Director	YES
	SIX Digital Exchange AG	Chair	YES
	SDX Trading AG	Chair	YES
	Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A.	Director	YES
	Industria de Diseño Textil, S.A. (Inditex)	Director	YES
Antonio Francesco Weiss	Société Familiale d'Investissements S.A.	Director	YES
Annual report 2025    380

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
Indicate, where appropriate, the other remunerated activities of the directors or directors' representatives, whatever their nature, other than those indicated in the previous table.

Identity of the director or representative	Other paid activities
Glenn H. Hutchins	Member of the international advisory board Government of Singapore Investment Corporation
Homaira Akbari	Member of the Security Advisory Board of Telefónica Soluciones de Criptografía, S.A.U.
Luis Isasi Fernández de Bobadilla	Senior advisor of I Squared Capital Advisors (UK) LLP
Belén Romana García	Senior advisor of Artá Capital, S.G.E.I.C., S.A.
Academic director of the IE Leadership & Foresight Hub Programme
Pamela Walkden	Member of the advisory board of JD Haspel Ltd
Antonio Francesco Weiss	Partner of SSW Partners LP
Associate of AFWCo LP
Senior advisor of JAB Holdings
C.1.12 Indicate and, if applicable explain, if the company has established rules on the maximum number of directorships its directors may hold and, if so, where they are regulated:
Yes ☑ No ☐
The maximum number of directorships is established, as provided for in article 30 of the Rules and regulations of the board, in article 26 of Spain's Law 10/2014 on the ordering, supervision and solvency of credit institutions. This rule is further developed by articles 29 and subsequent of Royal Decree 84/2015 and by Rules 30 and subsequent of Bank of Spain Circular 2/2016.
C.1.13 Identify the following items of the total remuneration of the board of directors:

Board remuneration accrued in the fiscal year (EUR thousand)	29,462
Funds accumulated by current directors for long-term savings systems with consolidated economic rights (EUR thousand)	90,238
Funds accumulated by current directors for long-term savings systems with unconsolidated economic rights (EUR thousand)	0
Pension rights accumulated by former directors (EUR thousand)	42,506
C.1.14 Identify the members of the company’s senior management who are non executive directors and indicate total remuneration they have accrued during the financial year:

Name or corporate name	Position (s)
Mahesh Chatta Aditya	Group Chief Risk Officer
Daniel Barriuso Rojo	Global Head of Retail & Commercial Banking and Group Chief Transformation Officer
Julia Bayón Pedraza	Group Chief Audit Executive
Juan Manuel Cendoya Méndez de Vigo	Group Head of Communications, Corporate Marketing and Research
Manuel Preto	Group Chief Accounting Officer
José Antonio García Cantera	Group Chief Financial Officer
Francisco Javier García-Carranza Benjumea	Global Head of Wealth Management & Insurance
David Hazell	Group Chief Compliance Officer
José María Linares Perou	Global Head of Corporate & Investment Banking
Mónica Lopez-Monís Gallego	Group Head of Supervisory and Regulatory Relations
Juan María Olaizola Bartolomé	Group Chief Operating & Technology Officer
José Luis de Mora Gil-Gallardo	Group Head of Corporate Development and Financial Planning
Jaime Pérez Renovales	Group General Counsel
Nitin Prabhu	Global Head of Digital Consumer Bank
Javier Roglá Puig	Group Head of People, Culture & Organization
Number of women in senior management	2
Percentage of total senior management	13.33%
Total remuneration accrued by the senior management (EUR thousand)	57,592
C.1.15 Indicate whether any changes have been made to the board's regulations during the financial year:
Yes ☐ No ☑
C.1.21 Indicate whether there are any specific requirements, other than those applying to directors generally, to be appointed Chair:
Yes ☐ No ☑
Annual report 2025    381

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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

Number of board meetings	13
Number of board meetings held without the Chair’s attendance	0
Indicate the number of meetings held by the Lead Independent Director with the rest of directors without the attendance or representation of any executive director.

Number of meetings	5
Indicate the number of meetings of the various board committees held during the financial year.

Number of meetings of the audit committee	15
Number of meetings of the responsible banking, sustainability and culture committee	4
Number of meetings of the innovation and technology committee	4
Number of meetings of the nomination committee	9
Number of meetings of the remuneration committee	9
Number of meetings of the risk supervision, regulation and compliance committee	14
Number of meetings of the executive committee	23
C.1.26 Indicate the number of board meetings held during the financial year and data about the attendance of the directors:

Number of meetings with at least 80% of directors being present	13
% of votes cast by members present over total votes in the financial year	99
Number of board meetings with all directors being present (or represented having given specific instructions)	12
% of votes cast by members present at the meeting or represented with specific instructions over total votes in the financial year	99.48
C.1.27 Indicate whether the company´s consolidated and individual financial statements are certified before they are submitted to the board for their formulation.
Yes ☑ No ☐
Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their formulation by the board:

Name	Position
Manuel Preto	Group Chief Accounting Officer
C.1.29 Is the secretary of the board also a director?
Yes ☐ No ☑
If the secretary of the board is not a director fill in the following table:

Name or corporate name of the secretary	Representative
Jaime Pérez Renovales	N/A
C.1.31 Indicate whether the company has changed its external audit firm during the financial year. If so, identify the incoming audit firm and the outgoing audit firm:
Yes ☐ No ☑
Annual report 2025    382

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
C.1.32 Indicate whether the audit firm performs non-audit work for the company and/or its group. If so, state the amount of fees paid for such work and express this amount as a percentage they represent of all fees invoiced to the company and/or its group.
Yes ☑ No ☐

	Company	Group companies	Total
Amount of non-audit work (EUR thousand)	8,599	7,328	15,927
Amount of non-audit work as a % of amount of audit work	28.85	9.75	15.18
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
Yes ☐ No ☑
C.1.34 Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate for how many years the current firm has been auditing the financial statements as a percentage of the total number of years over which the financial statements have been audited:

	Individual financial statements	Consolidated financial statements
Number of consecutive years	10	10

	Company	Group
Number of years audited by current audit firm/Number of years the company’s or its Group financial statements have been audited (%)	22.73	23.26
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
Indicate whether these agreements must be reported to and/or authorised by the governing bodies of the company or its group beyond the procedures provided for in applicable law. If applicable, specify the process applied, the situations in which they apply, and the bodies responsible for approving or communicating those agreements:

	Board of directors	General Shareholders’ Meeting
Body authorising clauses	√

	YES	NO
Is the general shareholders’ meeting informed of such clauses?	√
Annual report 2025    383

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
C.2 Board committees
C.2.1 Give details of all the board committees, their members and the proportion of executive, independent and other external directors.

Executive committee
Name	Position	Type
Ana Botín-Sanz de Sautuola y O’Shea	Chair	Executive
Héctor Grisi Checa	Member	Executive
José Antonio Álvarez Álvarez	Member	Other external
Luis Isasi Fernández de Bobadilla	Member	Other external
Belén Romana García	Member	Independent
% of executive directors		40.00
% of proprietary directors		0.00
% of independent directors		20.00
% of other external directors		40.00

Audit committee
Name	Position	Type
Germán de la Fuente Escamilla	Chair	Independent
Homaira Akbari	Member	Independent
Henrique de Castro	Member	Independent
Belén Romana García	Member	Independent
Pamela Walkden	Member	Independent
% of executive directors		0
% of proprietary directors		0
% of independent directors		100
% of other external directors		0
Identify those directors in the audit committee who have been appointed on the basis of their knowledge and experience in accounting, audit or both and indicate the date of appointment of the committee chair.

Name of directors with accounting or audit experience	Germán de la Fuente Homaira Akbari Henrique de Castro Belén Romana García Pamela Walkden
Date of appointment of the committee chair for that position	23 March 2024

Nomination committee
Name	Position	Type
Belén Romana García	Chair	Independent
Juan Carlos Barrabés Cónsul	Member	Independent
Sol Daurella Comadrán	Member	Independent
Gina Díez Barroso	Member	Independent
Glenn H. Hutchins	Member	Independent
% of executive directors		0
% of proprietary directors		0
% of independent directors		100
% of other external directors		0

Annual report 2025    384

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Remuneration committee
Name	Position	Type
Glenn H. Hutchins	Chair	Independent
Sol Daurella Comadrán	Member	Independent
Henrique de Castro	Member	Independent
Luis Isasi Fernández de Bobadilla	Member	Other external
Antonio Francesco Weiss	Member	Independent
% of executive directors		0
% of proprietary directors		0
% of independent directors		80.00
% of other external directors		20.00

Risk supervision, regulation and compliance committee
Name	Position	Type
Pamela Walkden	Chair	Independent
José Antonio Álvarez Álvarez	Member	Other external
Germán de la Fuente Escamilla	Member	Independent
Luis Isasi Fernández de Bobadilla	Member	Other external
Belén Romana García	Member	Independent
% of executive directors		0
% of proprietary directors		0
% of independent directors		60.00
% of other external directors		40.00

Responsible banking, sustainability and culture committee
Name	Position	Type
Sol Daurella Comadrán	Chair	Independent
Homaira Akbari	Member	Independent
Juan Carlos Barrabés Cónsul	Member	Independent
Gina Díez Barroso Azcárraga	Member	Independent
Belén Romana García	Member	Independent
% of executive directors		0
% of proprietary directors		0
% of independent directors		100
% of other external directors		0

Innovation and technology committee
Name	Position	Type
Glenn H. Hutchins	Chair	Independent
Ana Botín-Sanz de Sautuola y O'Shea	Member	Executive
Homaira Akbari	Member	Independent
José Antonio Álvarez Álvarez	Member	Other external
Juan Carlos Barrabés Cónsul	Member	Independent
Henrique de Castro	Member	Independent
Héctor Grisi Checa	Member	Executive
Belén Romana García	Member	Independent
% of executive directors		25.00
% of proprietary directors		0.00
% of independent directors		62.50
% of other external directors		12.50
Annual report 2025    385

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
C.2.2 Complete the following table on the number of female directors on the various board committees over the past four years.

	Number of female directors
	FY 2025		FY 2024		FY 2023		FY 2022
	Number	%	Number	%	Number	%	Number	%
Audit committee	3	60.00	3	50.00	3	50.00	3	50.00
Responsible banking, sustainability and culture committee	4	80.00	4	80.00	4	80.00	3	75.00
Innovation and technology committee	3	37.50	3	37.50	3	42.86	3	42.86
Nomination committee	3	60.00	3	60.00	2	50.00	2	50.00
Remuneration committee	1	20.00	1	25.00	1	20.00	1	20.00
Risk supervision, regulation and compliance committee	2	40.00	2	50.00	2	40.00	2	50.00
Executive committee	2	40.00	2	40.00	2	33.33	2	33.33
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
Not applicable.
Annual report 2025    386

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
The information included in this chart shows the transactions carried out and the results obtained by Banco Santander, S.A. in Spain and its foreign branches as of 31 December 2025, with Group entities resident in countries or territories that, as of that date, were considered non-cooperative jurisdictions in accordance with the applicable Spanish legislation (Law 11/2021, of 9 July, on measures to prevent and fight against tax fraud).
Such results, as well as the balances shown below, have been eliminated in the consolidation process. See note 3.c) of the 'Consolidated financial statements' for further information on offshore entities.

Banco Santander (Brasil) S.A. (Cayman Islands Branch)	The amount shown on the right corresponds to net negative results (including foreign exchange differences) associated with derivatives transactions. These derivatives had a net negative market value of EUR 520 million and comprised the following transactions: - 140 Non-Delivery Forwards. - 377 Swaps. - 103 Cross Currency Swaps. - 37 Options. - 151 Forex.	265,061
	The amount shown on the right corresponds to negative interest results associated with deposits (liabilities). Such deposits had a nominal value of EUR 1,476 million as of 31 December 2025.	29,521
	The amount shown on the right relates to negative results from interest and fees associated with correspondent accounts (liabilities). These correspondent accounts had a credit balance of EUR 4 million as of 31 December 2025.	156
	The amount shown on the right corresponds to interest results associated with loans and advances (assets). Such loans and advances had a credit balance of EUR 26 thousand as of 31 December 2025, which was offset by a deposit of the same amount.	0
	The amount shown on the right corresponds to interest results associated with other assets (rest). Such assets had a debit balance of EUR 25 thousand as of 31 December 2025.	0
	The amount shown on the right corresponds to positive results from fees and commissions received.	225
D.5 Give individual details of the operations that are significant due to their amount or relevant due to their subject matter carried out by the company or its subsidiaries with other related parties pursuant to the international accounting standards adopted by the EU, which have not been reported in previous sections.
Not applicable.

Annual report 2025    387

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Not applicable
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
Complies
6. Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the AGM, even if their distribution is not obligatory:
a) Report on auditor independence.
b) Reviews of the operation of the audit committee and the nomination and remuneration committees.
c) Audit committee report on third-party transactions.
Complies
Annual report 2025    388

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Not applicable
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
Complies
Annual report 2025    389

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Not applicable
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
The terms of this recommendation also apply to the secretary of the board, even if he or she is not a director.
Complies
Annual report 2025    390

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Complies

Annual report 2025    391

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Annual report 2025    392

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Complies
Annual report 2025    393

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Annual report 2025    394

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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
Annual report 2025    395

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9.3 References on compliance with recommendations of Spain's Corporate Governance Code

Recommendation	Comply / Explain	Information
1	Comply	See section 3.2 'Shareholder rights'.
2	Not applicable	See 'Other conflicts of interest' in section 4.12 and section 2.3 'Significant shareholders'.
3	Comply	See section 3.1 'Shareholder communication and engagement'.
4	Comply	See section 3.1 'Shareholder communication and engagement'.
5	Comply	See section 2.2 'Authority to increase capital'.
6	Comply
See sections 4.5 'Audit committee activities in 2025', 4.6 'Nomination committee activities in 2025', 4.7 'Remuneration committee activities in 2025', 4.8 'Risk supervision, regulation and compliance committee activities in 2025', 4.9 'Responsible banking, sustainability and culture committee activities in 2025', 4.10 'Innovation and technology committee activities in 2025' and 4.12 'Related-party transactions and conflicts of interest'.

7	Comply	See 'Shareholder engagement in 2025' in section 3.1, 'Participation at general meetings' in section 3.2 and section 3.5 'Our next AGM in 2026'.
8	Comply	See 'Board regulation' in section 4.3 and sections 4.5 'Audit committee activities in 2025' and 8.5 'Monitoring of system functioning'.
9	Comply	See 'Participation at general meetings' in section 3.2.
10	Comply	See 'Supplement to the notice and proposals resolutions' in section 3.2.
11	Not applicable	See section 3.5 'Our next AGM in 2026'.
12	Comply	See section 4.3 'Board functioning and effectiveness'.
13	Comply	See 'Size' in section 4.2.
14	Comply
See 'Diversity and skills' and 'Election, appointment, re-election and succession of directors' in section 4.2, 'Board regulation' in section 4.3, 4.6 'Nomination committee activities in 2025' and 'Sustainability statement' chapter.

15	Comply	See section 4.2 'Board composition'.
16	Comply	See 'Composition by type of director' in section 4.2.
17	Comply	See 'Composition by type of director' and 'Election, appointment, re-election and succession of directors' in section 4.2.
18	Comply	See 'Corporate website' in section 3.1, section 4.1 'Our directors' and 'Tenure and equity ownership' in section 4.2.
19	Not applicable	See 'Composition by type of director' in section 4.2.
20	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2.
21	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2.
22	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2, 'Board regulation' in section 4.3 and 4.6 'Nomination committee activities in 2025'.
23	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2.
24	Comply	See 'Election, appointment, re-election and succession of directors' in section 4.2 and 'Board regulation' in section 4.3.
25	Comply	See 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3 and 4.6 'Nomination committee activities in 2025'.
26	Comply	See 'Board operation' and 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3.
27	Comply	See 'Board operation', 'Committee operation' and 'Attendance at board and committee meetings and dedication to the performance of duties' in section 4.3.
28	Comply	See 'Board regulation' and 'Board operation' in section 4.3.
29	Comply	See 'Board operation' and 'Committee operation' in section 4.3.
30	Comply	See 'Director training and induction programmes' in section 4.3.
31	Comply	See 'Board regulation' and 'Board operation' in section 4.3.
32	Comply	See section 3.1 'Shareholder communication and engagement' and 4.6 'Nomination committee activities in 2025'.
33	Comply	See section 4.3 'Board functioning and effectiveness'.
34	Comply	See 'Lead Independent Director' in section 4.3.
35	Comply	See 'Secretary of the board' in section 4.3.
36	Comply	See 'Board effectiveness review in 2025' in section 4.3.
37	Comply	See 'Board regulation' in section 4.3 and 'Composition' in section 4.4.
38	Comply	See 'Committee operation' in section 4.3 and section 4.4 'Executive committee activities in 2025'.
39	Comply	See 'Board regulation' in section 4.3 and 'Composition' in section 4.5.
40	Comply	See sections 4.5 'Audit committee activities in 2025', 8.1 'Control environment' and 8.5 'Monitoring of system functioning'.
Annual report 2025    396

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Recommendation	Comply / Explain	Information
41	Comply	See 'Board regulation' in section 4.3, 4.5 'Audit committee activities in 2025' and section 8.5 'Monitoring of system functioning'.
42	Comply	See 'Board regulation' in section 4.3 and 4.5 'Audit committee activities in 2025'.
43	Comply	See 'Committee operation' in section 4.3.
44	Comply	See 4.5 'Audit committee activities in 2025'.
45	Comply
See 'Board regulation' in section 4.3, 4.5 'Audit committee activities in 2025', 4.8 'Risk supervision, regulation and compliance committee activities in 2025' and the 'Risk management and compliance' chapter.

46	Comply	See section 4.5 'Audit committee activities in 2025', 4.8 'Risk supervision, regulation and compliance committee activities in 2025' and the 'Risk management and compliance' chapter.
47	Comply	See 'Composition' in section 4.6 and 'Composition' in section 4.7.
48	Comply	See 'Board committees' in section 4.3.
49	Comply	See 4.6 'Nomination committee activities in 2025'.
50	Comply	See sections 4.6 'Nomination committee activities in 2025' and 4.7 'Remuneration committee activities in 2025'.
51	Comply	See 4.7 'Remuneration committee activities in 2025'.
52	Comply
See 'Board regulation' and 'Committee operation' in section 4.3 and sections 4.8 'Risk supervision, regulation and compliance committee activities in 2025' and 4.9 'Responsible banking, sustainability and culture committee activities in 2025'.

53	Comply
See 'Board regulation' in section 4.3, 4.6 'Nomination committee activities in 2025', 4.8 'Risk supervision, regulation and compliance committee activities in 2025' and 4.9 'Responsible banking, sustainability and culture committee activities in 2025'.

54	Comply
See 'Board regulation' in section 4.3, 4.6 'Nomination committee activities in 2025', 4.8 'Risk supervision, regulation and compliance committee activities in 2025' and 4.9 'Responsible banking, sustainability and culture committee activities in 2025'.

55	Comply	See 4.9 'Responsible banking, sustainability and culture committee activities in 2025' and 'Sustainability statement' chapter.
56	Comply
See sections 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'.

57	Comply
See sections 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'.

58	Comply	See sections 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'.
59	Comply	See section 6.3 'Remuneration of directors for executive duties'.
60	Comply	See section 6.3 'Remuneration of directors for executive duties'.
61	Comply	See sections 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'.
62	Comply	See sections 4.7 'Remuneration committee activities in 2025', 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'.
63	Comply	See sections 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'.
64	Comply	See sections 6.1 'Principles of the remuneration policy' and 6.3 'Remuneration of directors for executive duties' and 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'.
Annual report 2025    397

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9.4 Reconciliation to the CNMV’s remuneration report model

Section in the CNMV model	Included in statistical report	Further information elsewhere and comments
A. Remuneration policy for the present fiscal year
A.1	No
See section 6.4 'Directors' remuneration policy for 2026, 2027 and 2028': A.1.1, A.1.2, A.1.3, A.1.4, A.1.5, A.1.6, A.1.7, A.1.8, A.1.9, A.1.10, A.1.11 (Note '5. Remuneration and other benefits paid to the Bank’s directors and senior managers' to the consolidated financial statements), A.1.12.
See also sections 4.7 'Remuneration committee activities in 2025' and 6.5 'Preparatory work and decision-making for the remuneration policy; remuneration committee involvement' for A.1.1 y A.1.6.
See 'L. Summary of link between risk, performance and remuneration' in section 6.3.

A.2	No	See section 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'.
A.3	No	See section 6.4 'Directors' remuneration policy for 2026, 2027 and 2028'. See introduction.
A.4	No	See section 6.5 'Preparatory work and decision-making for the remuneration policy; remuneration committee involvement'.
B. Overall summary of application of the remuneration policy over the last fiscal year
B.1	No
For B.1.1, see sections 6.1 'Principles of the remuneration policy', 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025'. and 6.3 'Remuneration of directors for executive duties'.
For B.1.2 y B.1.3 (not applicable) see section 6.5 'Preparatory work and decision-making for the remuneration policy; remuneration committee involvement'.

B.2	No	See 'L. Summary of link between risk, performance and remuneration' in section 6.3.
B.3	No
See sections 6.1 'Principles of the remuneration policy', 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025' and 6.3 'Remuneration of directors for executive duties'.

B.4	No	See section 6.5 'Preparatory work and decision-making for the remuneration policy; remuneration committee involvement'.
B.5	No	See section 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025' and 6.3 'Remuneration of directors for executive duties'.
B.6	No	See 'A. Gross annual salary' in section 6.3.
B.7	No
See 'B. Variable remuneration' in section 6.1, as well as sections 6.2 'Remuneration of directors for supervisory and collective decision-making duties: policy applied in 2025' and 6.3 'Remuneration of directors for executive duties'.

B.8	No	Not applicable.
B.9	No	See 'C. Main features of the benefit plans' in section 6.3.
B.10	No	See 'D. Other remuneration' in section 6.3.
B.11	No	See 'Terms and conditions of executive director contracts and other provisions applicable to all directors' in section 6.4.
B.12	No	See ' F. Remuneration of board members as representatives of the Bank' in section 6.3.
B.13	No	See note '5. Remuneration and other benefits paid to the Bank’s directors and senior managers' to the consolidated financial statements.
B.14	No	See 'E. Insurance and other remuneration and benefits in kind' in section 6.4.
B.15	No	See 'F. Remuneration of board members as representatives of the Bank' in section 6.3.
B.16	No	No remuneration for this component.
C. Breakdown of the individual remuneration of directors
C	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 a) i)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 a) ii)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 a) iii)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 a) iii)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 b) i)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.1 b) ii)	No	No remuneration for this component.
C.1 b) iii)	No	No remuneration for this component.
C.1 b) iv)	No	No remuneration for this component.
C.1 c)	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
C.2	Yes	See section 9.5 'Statistical information on remuneration required by the CNMV'.
D. Other information of interest
D	No	See section 4.7 'Remuneration committee activities in 2025'
Annual report 2025    398

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
9.5 Statistical information on remuneration required by the CNMV
B. OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR ENDED
B.4 Report on the result of the consultative vote at the general shareholders’ meeting on remuneration in the previous year, indicating the number of votes in favour, votes against, abstentions and blank ballots:

	Number	% of total
Votes cast	10,380,448,441	100.00%

	Number	% of votes cast
Votes in favour	9,567,416,155	92.17%
Votes against	689,902,170	6.65%
Blank	3,636,373	0.04%
Abstentions	119,493,743	1.15%
C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Directors	Type	Period of accrual in year 2025
Ana Botín-Sanz de Sautuola y O’Shea	Executive Chair	From 01/01/2025 to 31/12/2025
Héctor Grisi Checa	CEO	From 01/01/2025 to 31/12/2025
José Antonio Álvarez Álvarez	Vice-Chair	From 01/01/2025 to 31/12/2025
Glenn H. Hutchins	Lead independent director	From 01/01/2025 to 31/12/2025
Homaira Akbari	Independent	From 01/01/2025 to 31/12/2025
Javier Botín-Sanz de Sautuola y O’Shea	Other external	From 01/01/2025 to 31/12/2025
Sol Daurella Comadrán	Independent	From 01/01/2025 to 31/12/2025
Henrique de Castro	Independent	From 01/01/2025 to 31/12/2025
Gina Díez Barroso	Independent	From 01/01/2025 to 31/12/2025
Luis Isasi Fernández de Bobadilla	Other External	From 01/01/2025 to 31/12/2025
Belén Romana García	Independent	From 01/01/2025 to 31/12/2025
Pamela Walkden	Independent	From 01/01/2025 to 31/12/2025
Germán de la Fuente	Independent	From 01/01/2025 to 31/12/2025
Juan Carlos Barrabés Cónsul	Independent	From 01/01/2025 to 31/12/2025
Antonio Francesco Weiss	Independent	From 01/01/2025 to 31/12/2025
Annual report 2025    399

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
C.1 Complete the following tables on individual remuneration of each director (including the remuneration for exercising executive functions) accrued during the year.
a) Remuneration from the reporting company:
i) Remuneration in cash (thousand euros)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2025	Total year 2024
Ana Botín-Sanz de Sautuola y O’Shea	101	44	204	3,435	3,092	1,172	—	399	8,447	7,938
Héctor Grisi Checa	101	44	204	3,150	2,134	—	—	—	5,633	5,147
José Antonio Álvarez Álvarez	132	67	248	—	—	780	—	1,762	2,989	3,657
Glenn H. Hutchins	412	78	210	—	—	—	—	—	700	700
Homaira Akbari	101	81	102	—	—	—	—	—	284	285
Javier Botín-Sanz de Sautuola y O’Shea	101	36	—	—	—	—	—	—	137	144
Sol Daurella Comadrán	101	75	138	—	—	—	—	—	314	292
Henrique de Castro	101	80	102	—	—	—	—	—	283	300
Gina Díez Barroso	101	63	58	—	—	—	—	—	222	225
Luis Isasi Fernández de Bobadilla	101	74	248	—	—	—	—	1,000	1,423	1,440
Belén Romana García	101	107	373	—	—	—	—	—	581	599
Pamela Walkden	101	93	189	—	—	—	—	—	383	381
Germán de la Fuente	101	83	160	—	—	—	—	—	344	338
Juan Carlos Barrabés Cónsul	101	71	87	—	—	—	—	—	259	128
Antonio Francesco Weiss	101	50	29	—	—	—	—	—	180	72

Comments (Not included in the electronic submission to the CNMV)
The remuneration of Luis Isasi includes EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings.
The variable remuneration only includes amounts related to the position of executive director of Banco Santander S.A.

Annual report 2025    400

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of year 2025		Financial instruments granted during 2025 year		Financial instruments consolidated during 2025				Instruments matured but not exercised	Financial instruments at end of year 2025
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Gross profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of instruments	No. of equivalent shares
Ana Botín-Sanz de Sautuola y O’Shea	5th cycle of deferred variable remuneration plan linked to multi-year targets (2020) in shares	37,273	37,273	—	—	31,048	31,048	10.261	319	6,225	—	—
	6th cycle of deferred variable remuneration plan linked to multi-year targets (2021) in shares	355,348	355,348	—	—	162,750	162,750	10.261	1,670	14,925	177,673	177,673
	7th cycle of deferred variable remuneration plan linked to multi-year targets (2022) in shares	187,001	187,001	—	—	71,809	71,809	10.261	737	—	143,617	143,617
	7th cycle (Bis) of deferred variable remuneration plan linked to multi-year targets (2022) in share options.	503,504	187,001	—	—	193,346	71,809	10.261	1,387	—	386,691	143,617
	8th cycle of deferred variable remuneration plan linked to multi-year targets (2023) in shares	457,686	457,686	—	—	114,421	114,421	10.261	1,174	—	343,265	343,265
	9th cycle of deferred variable remuneration plan linked to multi-year targets (2024) in shares	497,405	497,405	—	—	99,481	99,481	10.261	1,021	—	397,924	397,924
	10th cycle of deferred variable remuneration plan linked to multi-year targets (2025) in shares	—	—	536,857	536,857	195,195	195,195	10.261	2,003	—	341,662	341,662
	Variable remuneration awarded in PagoNxt RSU (2022-2025 Plan)	30,167	—	8,187	—	—	—	61.070	—	—	38,354	38,354
Annual report 2025    401

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

		Financial instruments at start of year 2025			Financial instruments granted during 2025 year			Financial instruments consolidated during 2025					Instruments matured but not exercised		Financial instruments at end of year 2025
Name	Name of Plan	No. of instruments	No. of equivalent shares		No. of instruments	No. of equivalent shares		No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Gross profit from shares handed over or consolidated financial instruments (EUR thousand)		No. of instruments		No. of instruments	No. of equivalent shares
Héctor Grisi Checa	8th cycle of deferred variable remuneration plan linked to multi-year targets (2023) in shares	297,390	297,390	—	—	—	—	74,347	74,347	10.261	763	—	—	—	223,043	223,043
	9th cycle of deferred variable remuneration plan linked to multi-year targets (2024) in shares	327,437	327,437	—	—	—	—	65,487	65,487	10.261	672	—	—	—	261,950	261,950
	10th cycle of deferred variable remuneration plan linked to multi-year targets (2025) in shares	—	—	—	363,717	363,717	—	134,883	134,883	10.261	1,384	—	—	—	228,834	228,834
	Variable remuneration awarded in PagoNxt RSU (2023-2025 Plan)	14,719	—	—	6,877	—	—	—	—	61.070	—	—	—	—	21,596	21,596

		Financial instruments at start of year 2025		Financial instruments granted during 2025 year		Financial instruments consolidated during 2025				Instruments matured but not exercised	Financial instruments at end of year 2025
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares / handed over	Price of the consolidated shares	Gross profit from shares handed over or consolidated financial instruments (EUR thousand)	No. of instruments	No. of instruments	No. of equivalent shares
José Antonio Álvarez Álvarez	5th cycle of deferred variable remuneration plan linked to multi-year targets (2020) in shares	20,245	20,245	—	—	16,864	16,864	10.261	173	3,381	—	—
	6th cycle of deferred variable remuneration plan linked to multi-year targets (2021) in shares	239,822	239,822	—	—	109,838	109,838	10.261	1,127	10,073	119,911	119,911
	7th cycle of deferred variable remuneration plan linked to multi-year targets (2022) in shares	126,237	126,237	—	—	48,475	48,475	10.261	497	—	96,950	96,950
	7th cycle (Bis) of deferred variable remuneration plan linked to multi-year targets (2022) in share options.	339,896	126,237	—	—	130,519	48,475	10.261	936	—	261,041	96,951
	Variable remuneration awarded in PagoNxt RSU (2022 Plan)	8,527	—	—	—	—	—	61.070	—	—	8,527	8,527
Annual report 2025    402

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Comments (Not included in the electronic submission to the CNMV)
■The variable remuneration only includes the amounts related to the position of executive director of Banco Santander S.A. For the construction of 'short-term variable remuneration' and 'long-term variable remuneration' information has been used the consolidation criteria of CNMV. In 2025 there was no application of malus clauses.

■The variable remuneration consolidated as of the date of this report corresponds to the following plans:

1) Short-term variable remuneration:

a.40% immediate payment of variable remuneration of the tenth cycle of the deferred multi-year objectives variable remuneration plan (2025).
b.First fifth deferred (12%) of variable remuneration of the ninth cycle of the deferred multi-year objectives variable remuneration plan (2024).
c.Second fifth deferred (12%) of variable remuneration of the eight cycle of the deferred multi-year objectives variable remuneration plan (2023).

2) Long-term variable remuneration:

a.Third deferred (first fifth subject to multi-year metrics) of variable remuneration of the seventh cycle of the deferred multi-year objectives variable remuneration plan (2022).
b.Fourth deferred (second fifth subject to multiyear metrics) of variable remuneration of the sixth cycle of the deferred multi-year objectives variable remuneration plan (2021).
c.Fifth deferred (third fifth subject to multiyear metrics) of variable remuneration of the fifth cycle of the deferred multi-year objectives variable remuneration plan (2020).

For the purpose of calculating the hypothetical current cash value of Gross profit from shares handed over or consolidated financial instruments, the same share price used for variable remuneration 2025 has been taken, calculated with the weighted average daily volume of weighted average listing prices of Santander shares in the 30 trading sessions prior to the Friday (not inclusive) before 3 February 2026 (the date on which the board approved the 2025 bonus for executive directors), which was EUR 10.261 per share.

In the case of the 2022 variable remuneration share options, the gross profit of the hypothetical consolidated instruments has been calculated as the difference between the EUR 10.261 and the exercise price of the option in that remuneration plan (EUR 3.088).

■And below are the levels of achievement of the multi-year metrics of the long-term variable remuneration plans:

1) Seventh cycle of the deferred multi-year objectives variable remuneration plan (2022): 115.2% of achievement for the period 2022-2024.

a.RoTE metric for 2024 year-end period at 150% of achievement. Weight of 40%.
b.Relative TSR metric in 2022-2024 period at 83% of achievement. Weight of 40%.
c.Sustainability metrics at 110% of achievement. Weight of 20%.

2) Sixth cycle of the deferred multi-year objectives variable remuneration plan (2021): 91.6% of achievement for the period 2021-2023.

a.CET1 metric at 100% of achievement for 2023 year-end period (target 12.00%). Weight of 33.3%.
b.Underlying BPA growth at 150% of achievement (target growth of 100%). Weight of 33.3%.
c.TSR metric at 25% of achievement (target of 33-66 percentile). Weight of 33.3%.

3) Fifth cycle of the deferred multi-year objectives variable remuneration plan (2020): 83.3% of achievement for the period 2020-2022.

a.CET1 metric at 100% of achievement for 2022 year-end period (target 12.00%). Weight of 33.3%.
b.Underlying BPA growth at 150% of achievement (target growth of 10%). Weight of 33.3%.
c.TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%.

Annual report 2025    403

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
iii) Long-term saving systems (thousand EUR)

Name	Remuneration from consolidation of rights to savings system
Ana Botín-Sanz de Sautuola y O’Shea	1,341
Héctor Grisi Checa	1,120

	Contribution over the year from the company (EUR thousand)
	Savings systems with consolidated economic rights			Savings systems with unconsolidated economic rights			Amount of accumulated funds (EUR thousand)
							2025			2024
Name	2025	2024		2025	2024		Systems with consolidated economic rights	Systems with unconsolidated economic rights		Systems with consolidated economic rights	Systems with unconsolidated economic rights
Ana Botín-Sanz de Sautuola y O’Shea	1,341	1,339		—	—		65,027	—		54,731	—
Héctor Grisi Checa	1,120	1,105					2,033	—		1,299	—
José Antonio Álvarez Álvarez	—	—	—	—	—	—	23,178	—	—	20,326	—
iv) Details of other items (thousands of EUR)

Name	Item	Amount remunerated in 2025
Ana Botín-Sanz de Sautuola y O’Shea	Life insurance and complement	411
	Other remuneration	33

Name	Item	Amount remunerated in 2025
Héctor Grisi Checa	Life insurance and complement	666
	Other remuneration	51

Name	Item	Amount remunerated in 2025
José Antonio Álvarez Álvarez	Life insurance and complement	671
	Other remuneration	8
Annual report 2025    404

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
b) Remuneration of the company directors for seats on the boards of other group companies:
i) Remuneration in cash (thousands of EUR)

Name	Fixed remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total year 2025	Total year 2024
Homaira Akbari	285	—	—	—	—	—	—	—	285	296
Henrique de Castro	200	—	15	—	—	—	—	—	215	200
Pamela Walkden	115	—	—	—	—	—	—	—	115	129
Belén Romana García	157	—							157	—
José Antonio Álvarez Álvarez	200	—	—	—	—	—	—	—	200	383

Comments (Not included in the electronic submission to the CNMV)
The variable remuneration only includes the amounts related to the position of executive director of Banco Santander S.A.
ii) Table of changes in share/based remunerations schemes and gross profit from consolidated shares of financial instruments
Not applicable
iii) Long term saving systems (thousand EUR)
Not applicable
iv) Detail of other items (thousands of EUR)
Not applicable
Annual report 2025    405

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
c) Summary of remuneration (thousands of EUR)
The summary should include the amounts corresponding to all the items of remuneration included in this report that have been accrued by the director, in thousand euros.

	Remuneration accrued in the company					Remuneration accrued in group companies					Total 2025 Company + group companies
Name	Total cash remuneration	Gross profit on consolidated shares or financial instruments	Contributions to the long-term savings plan	Remuneration for other items	Total 2025	Total cash remuneration	Gross profit on consolidated shares or financial instruments	Contributions to the long-term savings plan	Remuneration for other items	Total 2025
Ana Botín-Sanz de Sautuola y O’Shea	8,447	8,311	1,341	444	18,543	—	—	—	—	—	18,543
Héctor Grisi Checa	5,633	2,819	1,120	717	10,289	—	—	—	—	—	10,289
José Antonio Álvarez Álvarez	2,989	2,733	—	679	6,401	200	—	—	—	200	6,601
Glenn H. Hutchins	700	—	—	—	700	—	—	—	—	—	700
Homaira Akbari	284	—	—	—	284	285	—	—	—	285	569
Javier Botín-Sanz de Sautuola y O’Shea	137	—	—	—	137	—	—	—	—	—	137
Sol Daurella Comadrán	314	—	—	—	314	—	—	—	—	—	314
Henrique de Castro	283	—	—	—	283	215	—	—	—	215	498
Gina Díez Barroso	222	—	—	—	222	—	—	—	—	—	222
Luis Isasi Fernández de Bobadilla	1,423	—	—	—	1,423	—	—	—	—	—	1,423
Belén Romana García	581	—	—	—	581	157	—	—	—	157	738
Pamela Walkden	383	—	—	—	383	115	—	—	—	115	498
Germán de la Fuente	344	—	—	—	344	—	—	—	—	—	344
Juan Carlos Barrabés Cónsul	259	—	—	—	259	—	—	—	—	—	259
Antonio Francesco Weiss	180	—	—	—	180	—	—	—	—	—	180
Total	22,179	13,863	2,461	1,840	40,343	972	—	—	—	972	41,315
→CNMV disclosures follow 'consolidation criteria' of executive compensation, i.e. amounts to which the executive director is entitled to receive in cash and in shares during the financial period (2025 fixed pay, plus 2025 variable upfront pay -40% of the 2025 bonus- and past deferrals from 2024, 2023, 2022,2021 and 2020 received). The 'accrual criterion' in chapter 6.3 shows pay awarded in 2025 and is more accurately aligned with the actual compensation for the 2025 period, and is, therefore, what is used within the sector to follow and compare pay vs. peers.
→For 2025, no increase was applied to either the director’s fixed salary or target bonus. However, in 2025, the disclosed current value of total remuneration for the Executive Chair shows an increase (+35% year-on-year), driven by three factors:
1.Due to the strong revaluation of Santander shares (EUR 10.261 in 2025 vs. EUR 4.576 in 2024, EUR 3.793 in 2023, EUR 3.088 in 2022, EUR 3.104 in 2021 and EUR 2.685 in 2020), reflecting CNMV disclosure requirements to value deferred share-based awards from prior cycles at the current Santander share price. Had the share price remained stable at 2024’s EUR 4.576, the increase in total value of Executive Chair remuneration would have been limited to +6.86%, broadly in line with the like-for-like average increase in the total workforce in Spain (+6%). Total pay accrued, which reflects more accurately 2025's actual pay, would amount to EUR 11.98* mn for 2025, which would compare to EUR 12.13 mn in 2024 (-1%). Also, shares received in 2025 (675 thousand) are lower than the ones received in 2024 (810 thousand). See section 6.3 for more detail.
2.The excellent Group’s results achieved in 2025, delivering on all our financial targets. Attributable profit reached a historical record (EUR 14,101 million), and TSR reached 132% in the year. In 2025, quantitative and qualitative objectives defining the bonus pool for the executive directors were met, resulting in a scorecard outcome of 145.5% for 2025, which is applied to the target bonus. It is also worth to note that the ratio of executive director's total remuneration to underlying attributable profit has consistently decreased every year, from 0.48% in 2013 to 0.17% in 2025 (-65%).
3.And a higher level of long-term metrics performance. 2022–2024 long-term cycle was at 115.2%, compared with the 2019–2021 low-paying cycle at 33.3% concluded in 2024.

(EUR thousand)	2025 Public disclosures	Accrual criteria
+35% .
.

Bonus in shares
Bonus in cash
Other Remuneration
Salary

+6.86%

3,825
Share revaluation impact vs. 2024

2024	Proforma 2025 at constant share price	2025	2025*
*Deferred variable remuneration linked to long-term objectives (at fair value) are not included as they are subject to achievement to the long term metrics for the period 2025-2027. More detail in section 6.3.

Annual report 2025    406

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●
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

Directors' remuneration (EUR thousand)	2025	% var. 25/24	2024	% var. 24/23	2023	% var. 23/22	2022	% var. 22/21	2021
• Executive Directors
Ana Botín-Sanz de Sautuola y O’Shea	18,543	35%	13,773	13%	12,239	4%	11,735	(5)%	12,288
Héctor Grisi Checa	10,289	24%	8,308	22%	6,793	—	—	—	—
• External Directors[1]
José Antonio Álvarez Álvarez	6,601	11%	5,946	3%	5,775	(40)%	9,575	(2)%	9,728
Glenn H. Hutchins	700	—	700	88%	372	—	10	—	—
Homaira Akbari	569	(2)%	581	1%	576	(5)%	605	31%	461
Javier Botín-Sanz de Sautuola y O’Shea	137	(5)%	144	5%	137	6%	129	—	129
Sol Daurella Comadrán	314	8%	292	17%	249	8%	230	(4)%	239
Henrique de Castro	498	—	500	3%	484	5%	461	45%	319
Gina Díez Barroso	222	(1)%	225	7%	211	23%	172	32%	130
Luis Isasi Fernández de Bobadilla[2]	1,423	(1)%	1,440	2%	1,417	—	1,412	—	1,406
Belén Romana García	738	23%	599	5%	572	4%	549	3%	533
Pamela Walkden	498	(2)%	510	3%	493	5%	470	38%	339
Germán de la Fuente	344	2%	338	25%	271	—	137	—	—
Juan Carlos Barrabés Cónsul	259	102%	128	—	—	—	—	—	—
Antonio Francesco Weiss	180	150%	72	—	—	—	—	—	—
Company’s performance
Consolidated results of the Group[3] (EUR mn)	20,867	10%	19,027	16%	16,459	8%	15,250	5%	14,547
Group employees' average remuneration[4] (EUR thousand)	62	1%	61	5%	58	3%	56	1%	56
Annual increase of employees' average remuneration in Spain on a like for like basis	—	6%	—	—	—	—	—	—	—
→CNMV disclosures follow 'consolidation criteria' of executive compensation, i.e. amounts to which the executive director is entitled to receive in cash and in shares during the financial period (2025 fixed pay, plus 2025 variable upfront pay -40% of the 2025 bonus- and past deferrals from 2024, 2023, 2022,2021 and 2020 received). The 'accrual criterion' in chapter 6.3 shows pay awarded in 2025 and is more accurately aligned with the actual compensation for the 2025 period, and is, therefore, what is used within the sector to follow and compare pay vs. peers.
→For 2025, no increase was applied to either the director’s fixed salary or target bonus. However, in 2025, the disclosed current value of total remuneration for the Executive Chair shows an increase (+35% year-on-year), driven by three factors:
1.Due to the strong revaluation of Santander shares (EUR 10.261 in 2025 vs. EUR 4.576 in 2024, EUR 3.793 in 2023, EUR 3.088 in 2022, EUR 3.104 in 2021 and EUR 2.685 in 2020), reflecting CNMV disclosure requirements to value deferred share-based awards from prior cycles at the current Santander share price. Had the share price remained stable at 2024’s EUR 4.576, the increase in total value of Executive Chair remuneration would have been limited to +6.86%, broadly in line with the like-for-like average increase in the total workforce in Spain (+6%). Total pay accrued, which reflects more accurately 2025's actual pay, would amount to EUR 11.98* mn for 2025, which would compare to EUR 12.13 mn in 2024 (-1%). Also, shares received in 2025 (675 thousand) are lower than the ones received in 2024 (810 thousand). See section 6.3 for more detail.
2.The excellent Group’s results achieved in 2025, delivering on all our financial targets. Attributable profit reached a historical record (EUR 14,101 million), and TSR reached 132% in the year. In 2025, quantitative and qualitative objectives defining the bonus pool for the executive directors were met, resulting in a scorecard outcome of 145.5% for 2025, which is applied to the target bonus. It is also worth to note that the ratio of executive director's total remuneration to underlying attributable profit has consistently decreased every year, from 0.48% in 2013 to 0.17% in 2025 (-65%).
3.And a higher level of long-term metrics performance. 2022–2024 long-term cycle was at 115.2%, compared with the 2019–2021 low-paying cycle at 33.3% concluded in 2024.

(EUR thousand)	2025 Public disclosures	Accrual criteria
+35% .
.

Bonus in shares
Bonus in cash
Other Remuneration
Salary

+6.86%

3,825
Share revaluation impact vs. 2024

2024	Proforma 2025 at constant share price	2025	2025*
*Deferred variable remuneration linked to long-term objectives (at fair value) are not included as they are subject to achievement to the long term metrics for the period 2025-2027. More detail in section 6.3.

	2025	% var. 25/24	2024	% var. 24/23	2023	% var. 23/22	2022	% var. 22/21	2021
Directors' remuneration (accrued criteria)
Ana Botín-Sanz de Sautuola y O'Shea	11,977	(1)%	12,127	5%	11,544	5%	11,001	(4%)	11,435
Héctor Grisi Checa	9,489	4%	9,137	11%	8,257	—	—	—	—
Annual report 2025    407

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review l	Risk management and compliance ●

Comments (Not included in the electronic submission to the CNMV)
■Notes on evolutive table: 1. Non-executive directors' remuneration fluctuations are caused by joining or leaving the board of directors and the difference in the amount of meetings they assist during the year. Hence there is no correlation between their remuneration and the company performance. 2. The remuneration of Luis Isasi includes EUR 1,000 thousand for his role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings. 3. Group operating profit/(loss) before tax. 4. Group employee's average remuneration includes all concepts. Full-time equivalent data. Variable remuneration data accrued in the current year.
■The variable remuneration only includes the amounts related to the position of executive director of Banco Santander S.A. For the construction of 'short-term variable remuneration' and 'long-term variable remuneration' information has been used the consolidation criteria of CNMV. In 2025 there was no application of malus clauses.
■Total remuneration of executive directors is impacted by the excellent evolution of Santander share price. In 2025, the revaluation of the Santander share price used to set the 2025 variable remuneration (EUR 10.261) was +124%, so the Gross profit from shares handed over or consolidated financial instruments (Price x Volume) increased due to such revaluation. If it had remained stable in EUR 4.576 (share price of variable remuneration 2024), the increase in the total remuneration of the Executive Chair would have been +6.86% compared to the figure released in 2024 report (EUR 13,773 thousand).
■And regarding the average remuneration of employees (EUR 62 thousand), to highlight the following ideas:
a.Normally the increases or decreases in remuneration are greater for the executive directors, depending on the results of the entity, because the percentage of variable remuneration over fixed remuneration is lower in the average employee than in the executive directors.
b.Our local presence and global scale, based on three regions and ten core markets, and our vast branch network (c.7,000), have a direct impact on this figure: more than a half of our employees are based in Mexico and South America (mainly in Brazil). The salaries of these employees are adapted to the local cost of living. Therefore, the comparison with the remuneration of executive directors (which remuneration was set for living in a mature country) is also impacted by the difference between both costs of living. Developing countries have a lower cost of living than the country where both directors carried out their functions.
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

This annual report on remuneration has been approved by the board of directors of the company, at its meeting on 24 February 2026.
State if any directors have voted against or abstained from approving this report.
Yes ☐ No ☑
Annual report 2025    408

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Economic and financial review
Annual report 2025    409

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Annual report 2025    410

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
1. Economy, regulation and competition
Economy
In 2025, Santander operated in an environment characterized by gradual reductions in interest rates by the majority of central banks, in response to declining inflation. This occurred in a context marked by continuing geopolitical and trade tensions. However, despite some slowdown, the world’s major economies maintained good economic growth rates. Labour markets were resilient, with unemployment rates remaining low in more than half of the countries in which Santander operates.
Our core regions' economies performed as follows in 2025:
•Eurozone (GDP in 2025: +1.5%). The economy resisted tariff hikes imposed by the US, as the services sector compensated weaker manufacturing. Household consumption improved and, after a weak start to the year, investment showed signs of recovery in the second half, particularly investment in intangibles. Performance was mixed by country, with most of the momentum coming from Ireland, which grew by more than 10%, compared to Germany, among others, whose economy only grew 0.4%. Inflation fell to within the European Central Bank’s (ECB) target, which led to reductions in interest rates to 2% in June, a level estimated to be within the neutral range for the economy.
•Spain (GDP in 2025: +2.8%). Spain recorded growth well above that of the eurozone driven by domestic demand. Household consumption remained robust, supported by strong job creation and population growth resulting from immigration. The investment component grew the most in the year, especially in equipment. On the other hand, foreign trade hindered growth; goods exports rose slightly and services exports moderated while imports grew well. Inflation ended the year at 2.9%, with service prices accelerating at the end of the year and growing by more than 3.5%.
•UK (estimated GDP in 2025: +1.4%). The economic performance was resilient in 2025 despite domestic and foreign uncertainty. GDP growth was close to 1.5%, in line with the UK’s underlying trends, although this masks the weakness of consumer spending. The labour market continued to loosen in response to rising labour costs, with an unemployment rate of 5.1% and a decline in employment. Inflation remained above target for much of the year due to several regulated price hikes in April, ending the year at 3.4%. However, moderating wage growth led the Bank of England to continue to gradually cut interest rates to 3.75% in December 2025.
•Portugal (GDP in 2025: +1.9%). The economy registered moderate growth, showing resilience in a complex international environment. Inflation slowed throughout the year, helping to ease pressure on household income, while the labour market remained robust, with the unemployment rate at 5.7% and employment at an all-time high (5.3 million people). Public finances also strengthened, with a budget surplus of 0.3% of GDP and a reduction in public debt to 90% of GDP, which supported external credibility and the stability of the macroeconomic framework.
•Poland (estimated GDP in 2025: +3.6%). Economic growth accelerated further following a strong 2024 (GDP +3% in 2024), with domestic demand compensating weak foreign trade. In the first half of the year, consumption was a key driver of growth while, in the second half, investment gained greater prominence. The labour market saw some stress at the start of the year and began to weaken in June, with the unemployment rate increasing to 5.7% in December. As a result, year-on-year nominal wage growth moderated (from 9.2% in January 2025 to 7.1% in November 2025), confirming lower inflationary pressures. Slowing price growth led to an inflation rate of 2.4% in December, below the central bank's target (2.5%), which enabled them to cut interest rates to 4% in December 2025.
•US (estimated GDP in 2025: +2.2%). GDP growth remained robust. The negative impact from higher tariffs and migration restrictions was mitigated by more favourable financial conditions and the investment boom in artificial intelligence (AI). Inflation (2.7% in December) stopped decelerating, pressured by goods inflation. The Federal Reserve (Fed) resumed interest rate cuts in September as the labour market cooled; the unemployment rate ended the year at 4.4% and the target range of the federal funds rates at 3.50-3.75%, 75 bps below the level at the end of 2024.
•Mexico (preliminary GDP in 2025: +0.5%). Economic growth weakened in 2025, due to uncertainty around tariffs and an adjustment in construction investment, following the completion of infrastructure projects in 2024, while exports surprised on the upside. Headline inflation moderated in the second half of the year from 4.3% in June to 3.7% in December, but core inflation was stickier and ended above 4%. The central bank continued to gradually cut interest rates from 10% at 2024 year-end to 7% at the end of 2025.
•Brazil (estimated GDP in 2025: +2.2%). The economy slowed in the second half of the year, generally across sectors. However it was more resilient than expected, especially in the labour market where the unemployment rate reached historic lows. Inflation rose to 5.5% at the beginning of the year, but moderated in the last quarter and ended the year at 4.3% (4.8% in 2024), reflecting the effects of tighter monetary policy and a slowdown in economic activity. The central bank raised the official interest rate to 15% in June and held them stable in the second half of
Annual report 2025    411

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
the year, in a higher-for-longer context, and reinforcing its commitment to controlling inflation.
•Chile (estimated GDP in 2025: +2.3%). The economy recovered, driven by strong investment, especially in mining and energy projects, and by a gradual improvement in domestic demand. After rising at the beginning of the year due to an adjustment in electricity tariffs, inflation returned to lower levels, ending the year below 3.5%. Inflation expectations are anchored at the 3% target from 2026 onwards, allowing the central bank to continue to cut interest rates to 4.5% at 2025 year-end from 5.0% in 2024.
•Argentina (estimated GDP in 2025: +4.1%). The economy made progress in improving its macroeconomic balances, maintaining a fiscal surplus and reducing the volatility seen at the beginning of the year. After the elections, the foreign exchange market showed clear signs of normalization and activity began to recover gradually, supported by a more predictable environment. Inflation continued to decline, settling between 2% and 3% per month for most of 2025.
Financial markets performed well in general in 2025. In equity markets, on the whole the balance was favourable after some volatility at the beginning of the year, due to the announcement of new import tariffs by the US. The trade truce and negotiations facilitated a rapid and orderly recovery of the main indices. In the US, stock markets made solid progress due to the strength of the business cycle and AI-linked sectors. In Europe, overall performance was favourable, albeit mixed. For example, the Spanish economy benefited from robust domestic demand, while Germany continued to face structural challenges. Overall, equity markets ended the year showing a strong ability to adapt to periods of uncertainty and maintain a positive trajectory throughout the year.
In debt markets, 2025 was dominated by more moderate movements in sovereign yields. Although the Fed and the ECB continued their cycles of interest rate cuts, the margin for further declines is limited. In the US, Treasury bond yields remained relatively high, reflecting both the need to finance persistent fiscal deficits and inflation that, while down, remains above target. In Europe, debt spreads shifted downward somewhat, except in France, where spreads were under stress due to a combination of fiscal factors, credit rating downgrades and a changing political environment.
In foreign exchange markets, the US dollar weakened throughout the year against major currencies.
Within the commodities market, gold continued to stand out, driven by geopolitical uncertainty, falling interest rates and central banks seeking further diversification of their reserves. Industrial metals performed well, due to the recovery in manufacturing activity, their key role in the energy transition and the sharp increase in demand for data centre expansion and AI infrastructure. Oil prices decreased, explained by increased production and falling structural demand associated with improvements in energy efficiency and the advancement of renewable alternatives.
Latin American markets ended the year on a clearly positive note, recovering from a volatile start due to idiosyncratic factors in several countries and uncertainty around tariffs. In the foreign exchange market, most exchange rates appreciated significantly against the US dollar, favoured by both the weakness of the dollar and a more benign tariff environment than expected for the region compared to other developing and mature markets. In stock markets, the main indices reached historic highs in many countries, while sovereign yields followed a downward trajectory for the year as a whole, though they picked up in December, supported by a decrease in inflation, the easing of monetary policies and, in the case of Brazil, the conclusion of the monetary tightening cycle.
The banking sector benefitted from a favourable macroeconomic environment and resilient labour markets, which enabled good profitability levels to be maintained, supported by improved business volumes and portfolio quality.
This was reflected in the bank market valuations, which once again outperformed the main stock indices, enabling a large proportion of credit institutions to return to valuations above their book value.
This change in market sentiment was also supported by the soundness shown by the banking sector in the face of recent economic shocks, periods of volatility and the various stress exercises carried out by supervisors.
Lastly, recognition of the complexity of banking regulation by the authorities and the simplification processes established in the main economic areas also contributed to the improvement in valuations.
Regulatory and competitive environment
During 2025, the regulatory agenda was shaped by renewed political momentum in the European Union (EU). As anticipated by reports published by political figures such as Enrico Letta and Mario Draghi, simplification and competitiveness were central pillars of the EU's strategy, prompting progress on initiatives aimed at streamlining the regulatory framework and strengthening the single market. This was reflected in the first measures of the new political cycle, which included the launch of the Omnibus I package to rationalize sustainability regulation, as well as further progress on the Savings and Investments Union (SIU) as a strategic project to mobilize European savings, the Banking Union and securitizations.
The environment continued to be influenced by the war in Ukraine and other geopolitical tensions, which reinforced the urgency to ensure greater European sovereignty and shaped a wide range of debates, including defence strategy, the digital euro and AI. 2025 was also characterized by an increased focus on digital resilience, with the full implementation of the Digital Operational Resilience Act (DORA), the entry into force of the Markets in Crypto-Assets Regulation (MiCA) and the modernization of the payments framework.
From a risk perspective, some European authorities, such as the ECB, placed particular emphasis on stablecoins, while the debate on the interconnectedness between the banking sector and non-bank financial institutions (NBFIs) continued.
In other jurisdictions, such as the US and the UK, the agenda was also significantly shaped by the focus on competitiveness and growth.
The main regulatory topics in 2025 were:
1.Prudential and resolution: during 2025, the regulatory focus in the EU included the implementation of the Basel III reform and significant progress across several key regulatory files. The
Annual report 2025    412

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
European Banking Authority (EBA) continued to develop the technical standards required for the full application of the Capital Requirements Regulation (CRR 3), while the implementation timeline of the Fundamental Review of the Trading Book (FRTB) was once again adjusted, with a revised entry-into-force schedule differentiated across jurisdictions due to the lack of international alignment and the accumulated delays in implementation in the UK and the US. At the global level, the Basel Committee continued to work on the prudential framework for crypto-asset exposures and made progress in reviewing the treatment of NBFIs, in light of the lessons learned from episodes of market stress in recent years.
In Europe, there was renewed momentum on two fronts in 2025. An agreement was reached on the review of the crisis management and deposit insurance framework (CMDI), which enabled the reactivation of a legislative file that had stalled in previous years and paved the way for a more harmonized implementation of resolution tools and the use of deposit guarantee schemes. Secondly, the European Commission proposed a reform of the securitization framework, with initiatives aimed at improving risk sensitivity, reducing unnecessary burdens and facilitating the use of securitizations —including significant risk transfer transactions— as a means to unlock funding capacity and strengthen European competitiveness.
The debate on the potential review of the capital buffer framework and its interaction with Pillar 1, Pillar 2 and resolution requirements continued, in a context in which several European authorities emphasized the need to improve the usability and predictability of buffers under potential stress scenarios.
In the US, measures were proposed to amend the supervisory and regulatory frameworks, introducing significant simplifications, including fewer prudential requirements and reduced supervisory intensity.
In the UK, the prudential authority put forward measures aimed at reducing capital requirements and addressing existing overlaps between different requirements.
2.Sustainability: in the context of enhancing European competitiveness, in February 2025, the European Commission presented the Omnibus I package, aimed at simplifying and harmonizing sustainability requirements —including the Corporate Sustainability Reporting Directive (CSRD), the Corporate Sustainability Due Diligence Directive (CSDDD) and the EU Taxonomy— with the intention of providing greater regulatory clarity and reducing the complexity of reporting obligations. In addition, the Commission made progress in its review of the Sustainable Finance Disclosure Regulation (SFDR) and put forward a proposal to simplify the framework and provide greater clarity on the disclosure requirements applicable to financial products.
The EBA published its final guidelines on ESG risk management, as well as guidelines on ESG scenario analysis, and continued to assess whether the current framework adequately covers these risks from a prudential perspective.

The Basel Committee published a new voluntary framework for the disclosure of climate-related financial risks, in line with its objective of complementing Pillar 3 transparency requirements with information on environmental risk management.
Finally, the International Sustainability Standards Board (ISSB) continued to make progress in the development of reporting requirements, consolidating its position as the international standard. Several jurisdictions continued to work to align with this framework; Brazil and Chile moved towards mandatory implementation, while Mexico continued to progress towards adoption. These developments help to strengthen interoperability between international and local frameworks.
At a local level, while in the US sustainability regulation was reviewed and, to a large extent, eliminated, due to its potential impact on corporate competitiveness, other countries such as Chile and Brazil continued to make decisive progress in the development of their taxonomies.
3.Digitalization: in 2025, the global digital regulatory landscape continued to advance towards a framework with clearer rules on the participation and responsibilities of the various players, with the EU leading the way through the effective application of the Digital Markets Act (DMA) and the Digital Services Act (DSA). The enforcement of these rules remains ongoing, as European authorities continue to intensify their efforts.
At the same time, payments regulation remained a key focus, with the review of the Payment Services Directive (PSD) and the Payment Services Regulation (PSR), that establish a new framework for the treatment of payment fraud, and the entry into force of the new Instant Payments Regulation (IPR).
Regarding digital assets, 2025 marked a global turning point. In Europe, MiCA provided a comprehensive regulatory framework for stablecoins, asset-referenced tokens and crypto-asset service providers for the first time. This regulation, which entered into force progressively starting in 2024 and became fully applicable in 2025, requires audited reserves for significant stablecoins and also introduces governance, transparency and prudential limit requirements. These measures contribute to reducing regulatory gaps and creating a 'European passport' for crypto-asset service providers (CASPs). In the rest of the world, authorities in the US, the UK and several Asian jurisdictions made progress in regulations ranging from one-to-one reserve requirements for stablecoins backed by currency to licensing frameworks for custodians, exchanges and digital asset issuers, with the aim of mitigating systemic risks without slowing innovation. The emergence of new regulatory frameworks in other jurisdictions has also sparked debate on the need to update and review MiCA.
Finally, the debate on central bank digital currencies (CBDCs) accelerated in 2025, with the exception of the US, which does not foresee the issuance of a digital dollar. CBDCs aim to strengthen monetary sovereignty and their development suggests that both wholesale and retail digital money will become a critical infrastructure. The most advanced case is that of the digital euro, with the ECB indicating that it would be ready to issue it —subject to the formal decision and approval of the relevant European Commission Regulation— in 2029.
Annual report 2025    413

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Overall, 2025 firmly established an ecosystem in which money, assets and digital infrastructure are converging. Platform regulation, AI, payments, cyber resilience and crypto-assets are beginning to be integrated under a common framework that will shape the next decade of the global digital economy.
4.Retail banking: during 2025, negotiations continued on the European Commission’s Retail Investment Strategy (RIS), which aims to facilitate retail investors’ access to EU capital markets. The debate focused on simplifying the investment process and limiting regulatory requirements, while maintaining appropriate levels of investor protection.
Discussions also continued around the Capital Markets Union, now rebranded as the Savings and Investments Union (SIU), which seeks to create a single capital market and increase retail investor participation in capital markets. The debate focused on the European Commission’s recommendations to Member States on the creation of savings and investment accounts (SIAs), accompanied by a financial education strategy. In the UK, progress was also made in this area, with a review of savings and investment accounts.
For more details, see note 1.e to the consolidated financial statements.

Annual report 2025    414

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Santander and public policy
We have a strong commitment to our customers to conduct our business in a simple, personal and fair way. We are also committed to maintaining a constructive and transparent relationship with regulators and supervisors, both regarding the regulations and frameworks that affect our activities, as well as the interests of our customers.

Public policy priorities

1	Promote regulation that allows banks to finance the economy and be profitable and investable

•Banks must continue to play their fundamental role of financing the economy and promoting growth in a competitive way, with profitability as their first line of defence.
•Promoting economic growth is crucial to be able to finance the current challenges (including decarbonization, the demographic challenge and digital transformation, among others) and thereby increase financial stability. Therefore it is important that, when designing regulation and supervision, policymakers and regulators consider the need for a balance between preserving financial stability and supporting economic growth.
To this end, progress in needed across four key pillars:
1) The introduction of a secondary supervisory objective of growth and competitiveness;
2) The review of existing and forthcoming level 2 and level 3 regulation, with the aim of strengthening the consistency, transparency and predictability of requirements, as well as the fundamentals behind additional capital requirements;
3) The adoption of a holistic principles-based supervisory framework, that has a global view of supervisory and regulatory requirements, which accommodates diverse business models and characteristics between entities; and
4) The reinforcement of the regulatory framework through a cost-benefit analysis, periodic reviews and a detailed timeline for the entry into force of regulation.
•For European banks to be competitive and do more for their customers, businesses and society as a whole, it is necessary to continue advancing towards a single market, with the completion of the Banking Union and the Capital Markets Union.

2	Provide support so that sustainability can boost the competitiveness and growth of companies

•It is crucial for the regulatory framework to recognize specific needs given the heterogeneity in the starting points of countries and sectors in terms of their transitions, to enable banks to finance both sustainable companies and, in particular, those in transition towards becoming more sustainable.
•A coherent and predictable regulatory framework, based on appropriate incentives, an adequate risk assessment and a pragmatic approach that preserves banks’ ability to mobilize capital towards tangible opportunities, is essential to scale transition finance.
•It is important that the regulatory framework does not add capital requirements associated with sustainability risk management.

3	Leverage the benefits of a digital economy

•In an increasingly digital world, banks must leverage technology to enhance their value proposition. All market participants must adhere to competition rules in order to build a fairer and more scalable system.
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
•Involvement from both education and public authorities is necessary to raise awareness of the increased risk of fraud in a digital world. Moreover, it is crucial to facilitate a framework that addresses the entire fraud chain and adequately allocates responsibilities to all parties involved, to avoid perverse incentives.
•It is crucial that, in developing stablecoin regulation, authorities consider their potential as a global digital asset, in order to ensure global regulatory harmonization. Tokenization has the potential to transform financial markets by introducing new financial assets.

Annual report 2025    415

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

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
•Significant short- and medium-term investments are needed to finance the growing digitalization of the economy and the green transition. It is critical to ensure that retail investors have access to capital markets, through simple investment processes and transparent and specific information on value-adding products. Additionally, incentives are key to providing advice and value-added services to these investors in open distribution models.
•To ensure financial inclusion and prevent excessive leverage, it is important for consumers to access credit in line with their needs and solvency and that interest rates on consumer credit are set according to market competition.
•Promoting financial education and empowering consumers with clear and targeted information is crucial to enabling consumers to make informed financial decisions. In this sense, the use of data and AI will be key to better fulfilling our customers' needs in a changing environment.

Annual report 2025    416

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
2. Significant events in 2025
In Q2 2025, Santander announced the entry into an agreement with Erste Group Bank AG (Erste) to sell approximately 49% of the share capital of Santander Bank Polska S.A. (Santander Poland) and the 50% of the asset management company (TFI) which was not integrated within Santander Poland to Erste, for a total cash amount of approximately EUR 7 billion. In addition, Santander announced its intention to acquire 100% of Santander Consumer Bank Polska by purchasing the 60% stake currently held by Santander Poland (approximately EUR 0.7 billion), thereby bringing the consumer business fully within the perimeter of Grupo Santander and excluding it from the scope of the sale to Erste. Santander and Erste also announced a strategic collaboration to leverage the strengths and international presence of both institutions in Corporate & Investment Banking (CIB) as well as the possibility for Erste to benefit from Santander’s global payments platforms. The abovementioned transaction will hereinafter be referred to as the 'Poland disposal'.
The acquisition of Santander Consumer Bank Polska closed on 23 December 2025 and the sale of Santander Poland was completed on 9 January 2026, after obtaining regulatory approvals and fulfilling the conditions for closing.
In accordance with IFRS 5 requirements, the business subject to the Poland disposal has been classified as 'non-current assets/liabilities held for sale' and the related results have been reported under 'discontinued operations'. Accordingly:
•In the Group’s consolidated balance sheet, the assets associated with the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to the balance sheet from 30 June 2025 onwards and does not affect balance sheets for prior periods.
•In the statutory income statement, the results associated with the business subject to the Poland disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for results corresponding to 2025, 2024 and 2023. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations in all three periods.

However:
•In the underlying income statement, both at the Group and the primary and secondary segment levels (which are presented on an underlying basis only), the results from Poland have been reported line by line and disaggregated, as they were in previous disclosures given the fact that the management of Santander Poland remained unchanged until the Poland disposal was completed in January 2026. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures.
•For the same reason, all management metrics included in this chapter have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal with the exception of section 9 of this chapter, where we lay out the reporting changes for 2026. However, if we were to exclude Poland, the Group's main management ratios would not be materially affected.
For further information, see the 6. 'Alternative performance measures' section of this chapter.
Additionally, in Q3 2025, Santander announced it has reached an agreement to acquire 100% of TSB Banking Group plc's (TSB) share capital from Banco de Sabadell, S.A. with a valuation of GBP 2.65 billion (approximately EUR 3.1 billion) in an all-cash transaction. This agreement does not affect the information presented in this report given that the transaction has not yet been completed and is still pending the relevant regulatory approvals, among other things.
Finally, in Q4 2025, Santander announced the merger of Openbank and Santander Consumer Finance (SCF) into a single legal entity. This is expected to result in all our European consumer finance businesses progressively operating under the Openbank brand in 2026.
Annual report 2025    417

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
3. Group selected data

BALANCE SHEET (EUR million)	Dec-25	Dec-24	% Dec-25 vs. Dec-24	Dec-23
Total assets	1,867,515	1,837,081	1.7	1,797,062
Loans and advances to customers	1,037,288	1,054,069	(1.6)	1,036,349
Customer deposits	1,041,200	1,055,936	(1.4)	1,047,169
Total funds A	1,363,160	1,348,422	1.1	1,306,942
Total equity	112,748	107,327	5.1	104,241
Note: if we include loans, deposits and funds associated with the Poland disposal, as at 31 December 2025 loans and advances to customers would have been EUR 1,076,315 million; customer deposits EUR 1,095,827 million and total funds EUR 1,426,432 million.
For further information, see sections 2. 'Significant events in 2025', and 6. 'Alternative performance measures' in this chapter.

INCOME STATEMENT (EUR million)	2025	2024	% 2025 vs. 2024	2023
Net interest income	42,348	43,787	(3.3)	40,650
Total income	58,670	58,380	0.5	54,251
Net operating income	33,959	33,231	2.2	29,619
Profit before tax	18,681	17,347	7.7	15,005
Profit attributable to the parent	14,101	12,574	12.1	11,076
Note: net operating income is total income minus operating expenses.

EPS, PROFITABILITY AND EFFICIENCY (%) B	2025	2024	% 2025 vs. 2024	2023
Earnings per share (euro)	0.91	0.77	17.3	0.65
RoE	13.9	13.0		11.9
RoTE	17.1	16.3		15.1
RoTE (post-AT1)	16.3	15.5		14.4
RoA	0.84	0.76		0.69
RoRWA	2.44	2.18		1.96
Efficiency ratio C	41.2	41.8		44.1

UNDERLYING INCOME STATEMENT C (EUR million)	2025	2024	% 2025 vs. 2024	2023
Net interest income	45,354	46,668	(2.8)	43,261
Total income	62,390	62,211	0.3	57,647
Net operating income	36,665	36,177	1.3	32,222
Profit before tax	20,867	19,027	9.7	16,698
Profit attributable to the parent	14,101	12,574	12.1	11,076
% changes in constant euros (2025 vs. 2024):
NII: +0.6%; Total income: +3.9%; Net operating income: +5.1%; Profit before tax: +13.4%; Attributable profit: +16.2%.

SOLVENCY (%)	Dec-25	Dec-24	Dec-23
Phased-in CET1 capital ratio	13.5	12.8	12.3
Phased-in total capital ratio	17.8	17.4	16.4
Annual report 2025    418

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

CREDIT QUALITY (%) B	Dec-25	Dec-24	Dec-23
Cost of risk C D	1.15	1.15	1.18
NPL ratio	2.91	3.05	3.14
NPL coverage ratio	66	65	66

THE SHARE AND MARKET CAPITALIZATION	Dec-25	Dec-24	% Dec-25 vs. Dec-24	Dec-23
Number of shareholders	3,518,729	3,485,134	1.0	3,662,377
Number of shares (millions)	14,689	15,152	(3.1)	16,184
Share price (euro)	10.070	4.465	125.6	3.780
Market capitalization (EUR million)	147,921	67,648	118.7	61,168
Tangible book value per share (euro)	5.76	5.24		4.76
Price / Tangible book value per share (X)	1.75	0.85		0.79

CUSTOMERS (thousands) E	Dec-25	Dec-24	% Dec-25 vs. Dec-24	Dec-23
Total customers	180,221	172,537	4.5	164,542
Active customers F	106,410	103,262	3.0	99,503
Digital customers G	62,982	59,317	6.2	54,161

OTHER DATA E	Dec-25	Dec-24	% Dec-25 vs. Dec-24	Dec-23
Number of employees	198,403	206,753	(4.0)	212,764
Number of branches H	7,124	8,086	(11.9)	8,518

Note: for Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see section 6. 'Alternative performance measures' of this chapter.
Certain figures contained in this chapter, have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

A. Includes customer deposits, mutual funds, pension funds and managed portfolios.
B. For further information, see section 6. 'Alternative performance measures' of this chapter.
C. In addition to IFRS measures, we present non-IFRS measures including some which we refer to as underlying measures. These non-IFRS measures exclude items outside the ordinary course of business and reclassify certain items under some headings of the underlying income statement as described at the end of section 4.2 'Results' and in section 6. 'Alternative performance measures' of this chapter. In our view, this provides a better year-on-year comparison.

D. Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months.
E. Customers, employees and branches include Poland.
F. Those customers who comply with the minimum balance and/or transactionality requirements as defined according to the business area.
G. Every physical or legal person, that, being part of a commercial bank, has logged in to its personal area of internet banking or mobile phone or both in the last 30 days.
H. For 2025 and 2024 data, we have included the CartaSur points of sale and the banking service points in Argentina, while we have excluded operational locations that do not provide customer service in Colombia.

Annual report 2025    419

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
4. Group financial performance
Santander follows IFRS to report its results (see note 1.b to the consolidated financial statements), which generally inform reporting of our financial situation in this consolidated directors’ report. However, we also use non-IFRS measures and Alternative Performance Measures (APMs) to assess our performance (see section 6. 'Alternative performance measures' of this chapter). Thus, the main adjustments to our IFRS results consist of:
•Underlying results measures: we present what we call underlying results measures which exclude items outside the ordinary course of business and reclassify certain items under some headings of the underlying income statement as described at the end of section 4.2 ‘Results’ in this chapter and in note 52.c to the consolidated financial statements. In our view, this provides a better year-on-year comparison.
In section 5. 'Financial information by segment', we present results by primary and secondary segments only in underlying terms in accordance with IFRS 8. We reconcile them in aggregate terms with our IFRS consolidated results in note 52.c to the consolidated financial statements.
•Local currency measures: we use certain non-IFRS financial indicators in local currency to assess our ongoing operating performance. They include the results from our subsidiary banks outside the eurozone excluding the exchange rate impact (i.e., in constant euros) except for Argentina and any grouping which includes it. For further information, see section 6. 'Alternative performance measures' of this chapter, which explains how we exclude the exchange rate impact from financial measures in local currency. Because changes in exchange rates have a non-operating impact on results, we believe assessing performance in local currency provides management and investors a more meaningful assessment of performance.
We have rounded certain figures in this consolidated directors' report to present them more clearly. Thus, the amounts given in the totals columns and rows of tables in certain instances may not match the sum of that column or row.

4.1 Overview of Santander
Santander is a Retail and Consumer global powerhouse and one of the largest banks in the eurozone. As at 31 December 2025, we had EUR 1,867,515 million in assets, ranking first in the eurozone by market capitalization (EUR 147,921 million as at 31 December 2025).
The Santander Way
Our Purpose is to help people and businesses prosper. Our Aim is to be the best open financial services platform, by acting responsibly and earning the lasting loyalty of our stakeholders by being Simple, Personal and Fair in all we do.
Thanks to the advantages provided by our network effect, our geographic and business diversification and our scale, over the past four years we have succeeded in surpassing our record results year after year through our global business model and ONE Transformation. This has enabled us to operate more efficiently through the operational leverage delivered by our transformation strategy.
Within the Group, we engage in a wide range of typical banking activities, operations and services to meet all our customers' needs. We do not only work to meet our legal and regulatory obligations but we also aim to exceed the expectations of our stakeholders: employees, customers, shareholders and communities.
•We are committed to continuously improving the experience of the 198,403 employees who are part of Santander. Our goal is to attract and retain the best talent by offering an attractive value proposition that prioritizes personal growth, an inspiring culture and working conditions that ensure the health and well-being of our people through initiatives that help improve work-life balance. Furthermore, we promote an environment that prioritizes inclusion, where all voices are valued and individuals feel safe and free to express their identity, ideas and opinions.
We continue to use our listening channel, Your Voice, to periodically assess the engagement and experience of our professionals, which once again showed excellent results in 2025.
Annual report 2025    420

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
•Customer focus is an essential part our strategy. We are a Retail and Consumer global powerhouse with 180 million customers. We continue to build a digital bank with branches to be the number one bank for our customers. By listening to our customers' needs, we are strengthening Santander's position as their trusted financial partner.
We continue to change and adapt to our customers' evolving needs to offer the best products, an agile and frictionless customer experience for daily needs and competitive prices.
Throughout 2025, we undertook significant initiatives to transform customer experience and strengthen our value proposition. This was reflected in our customer growth rates and Net Promoter Score (NPS) improvement where we are one of the top three banks in nine of our markets.
In addition, in the digital space, we enhanced self-service capabilities and user experiences, by incorporating AI to simplify and streamline processes and remove operational burdens from our employees, enabling them to focus on advising customers while delivering a more personalized service.
At year end, we had 7,124 branches, including traditional ones and other specialized centres for businesses, private banking, universities and other customer segments.
These physical spaces have evolved to integrate traditional services with digital facilities. With this approach, we continue to expand our Work Café branch concept, through which we seek to establish collaborative spaces, which enable native digital customers to have a better experience and integrate their financial transactions into their daily lives.
At the same time, customer interactions continued their structural shift towards digital and remote services with high user experience standards. As at 31 December 2025, we had more than 63 million digital customers (6% more than in 2024) and 70% of our products services are now digitally available (up from 62% in 2024).
At Santander, we appreciate the value of the human connection that our branch network provides and are mindful of our most vulnerable customers' needs, responding with tailored offers, thereby increasing customer loyalty and improving customer experience.
We are committed to creating products and services tailored to our customers’ needs. We have adapted our branches, products, services and channels to ensure universal physical and digital access for people with disabilities and older adults. In the countries where we operate, we offer value propositions specifically aimed at senior customers. For example, we provide tailored products for retirees in Mexico and Argentina, services such as SuperLinha Senior in Portugal to support older people with limited digital skills, and third-party access initiatives in the UK to assist older individuals who require carers. In Spain, we provide customers in limited access (or sparsely populated) areas access to credit and help combat social exclusion in communities with less than 10,000 inhabitants, maintaining our Correos Cash agreement to provide access to cash in areas that might otherwise have been left unattended with a non-digital solution through rural letter carriers. In Argentina, we have financial inclusion branches and remote agents operating in vulnerable communities. In Uruguay, mobile branches have been deployed across the country since 2020 to reach areas with low levels of financial inclusion.
Additionally, within our financial inclusion programmes, we continue to expand initiatives such as our microfinance programmes in Latin America (Prospera in Brazil and Colombia, Tuiio in Mexico and Surgir in Peru). We also complement our support for financial inclusion with financial education programmes and financial health solutions for customers. In Spain, for example, Santander participates in the Social Housing Fund, which facilitates rental access for low-income individuals and families, and we have initiatives to support groups facing difficulties in accessing credit. In the US, we provide loans to small businesses operating in low- and moderate-income communities.
Thanks to all our efforts in financial inclusion, we have reached our goal of achieving 5 million people who benefitted from one of our financial inclusion initiatives over the 2023–2025 period.
•We also support our communities. The Group has continued to develop programmes in the communities where it operates to help address existing social needs. Our support for communities focuses on education, employability and entrepreneurship, and is complemented by the provision of targeted financial education and assistance for vulnerable individuals. Moreover, we have a strong track record of backing cultural and other social initiatives. For more information, see the 'Sustainability statement' chapter.
•For our shareholders, we delivered solid financial results in the year and met all our targets we had set for 2025.
Once again, we achieved an all-time high attributable profit, reaching EUR 14,101 million, growing 12% year-on year, +16% in constant euros. This growth was supported by a good performance in net fee income and improved efficiency (down to 41.2% in 2025), which translated into increased profitability (RoTE post-AT1 of 16.3% in 2025). At the same time, we maintained a solid balance sheet with sound credit quality (cost of risk was stable at 1.15%) and strong capital generation during the year, reaching the highest CET1 capital ratio in our history (the phased-in CET1 ratio was 13.5%).
Additionally, we delivered higher shareholder remuneration with double-digit value creation in 2025. Our TNAV per share plus cash dividend per share grew 14% year-on-year and the cash dividend per share paid during 2025 was 15% greater than cash dividends per share paid during 2024.
We continued with our share buyback programmes, in line with our goal to distribute at least EUR 10 billion through share buybacks charged against 2025 and 2026 results and against expected capital excess.

Annual report 2025    421

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Looking ahead
In 2025, we completed our three-year strategic plan, demonstrating the strength in our model and the advantages our scale and network effect offer across our five global businesses, as well as the insight gained from our presence in our local markets. On 25 February 2026, the date of publication of this Annual report, we also held our Investor Day, at which the new strategic plan for the next three years was presented. We remain focused on our three fundamental principles:
•Think Value: creating value through-the-cycle, delivering double-digit value creation.
•Think Customer: building a digital bank with branches with well-targeted products and services to grow our customer base.
•Think Global: leveraging global and in-market scale, network and tech to deliver world class-services and accelerate profitable growth.
For 2026, the Group's targets will be centred on achieving mid-single digit revenue growth, reducing costs in constant euros and increasing profit year-on-year, all excluding perimeter impacts from the announced operations, in addition to ending the year with the capital ratio CET1 between 12.8-13%.
In relation to the announced operations, in 2026 we will work to complete the acquisitions of TSB in the UK and Webster Financial Corporation in the US, strengthening our position in two of our key markets. We expect that these acquisitions, together with our new strategic plan, will enable us to drive profitability in each of the countries where we operate and to generate synergies and new opportunities across the Group’s different global businesses and markets.
Annual report 2025    422

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
4.2 Results
Statutory income statement

As a result of the announcement of the Poland disposal in Q2 2025 and in accordance with IFRS 5 requirements, in the statutory income statement, results associated with the business subject to the Poland disposal are reported under a single line item in the consolidated income statement — 'profit or loss after tax from discontinued operations' — for the years 2025, 2024 and 2023. Consequently, the results from the Poland disposal perimeter are excluded line by line from the breakdown of continuing operations in all the periods presented herein. For further information, see section 2. 'Significant events in 2025' of this chapter.

Condensed income statement
EUR million
			Change
	2025	2024	Absolute	%	2023
Net interest income	42,348	43,787	(1,439)	(3.3)	40,650
Net fee income (commission income minus commission expense)	12,976	12,376	600	4.8	11,495
Gains or losses on financial assets and liabilities and exchange differences (net)A	2,362	2,211	151	6.8	2,565
Dividend income	715	710	5	0.7	568
Income from companies accounted for using the equity method	665	687	(22)	(3.2)	591
Other operating income/expensesB	(396)	(1,391)	995	(71.5)	(1,618)
Total income	58,670	58,380	290	0.5	54,251
Operating expenses	(24,711)	(25,149)	438	(1.7)	(24,632)
Administrative expenses	(21,533)	(21,970)	437	(2.0)	(21,546)
Staff costs	(13,633)	(13,825)	192	(1.4)	(13,275)
Other general administrative expenses	(7,900)	(8,145)	245	(3.0)	(8,271)
Depreciation and amortization	(3,178)	(3,179)	1	0.0	(3,086)
Provisions or reversal of provisions	(2,729)	(3,465)	736	(21.2)	(2,410)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)	(12,546)	(12,136)	(410)	3.4	(12,298)
Impairment of other assets (net)	(251)	(624)	373	(59.8)	(237)
Gains or losses on non-financial assets and investments (net)	—	368	(368)	(100.0)	312
Negative goodwill recognized in results	22	—	22	—	39
Gains or losses on non-current assets held for sale not classified as discontinued operations	226	(27)	253	—	(20)
Profit or loss before tax from continuing operations	18,681	17,347	1,334	7.7	15,005
Tax expense or income from continuing operations	(4,723)	(4,844)	121	(2.5)	(3,880)
Profit from the period from continuing operations	13,958	12,503	1,455	11.6	11,125
Profit or loss after tax from discontinued operations	1,542	1,241	301	24.3	1,058
Profit for the period	15,500	13,744	1,756	12.8	12,183
Profit attributable to non-controlling interests	(1,399)	(1,170)	(229)	19.6	(1,107)
Profit attributable to the parent	14,101	12,574	1,527	12.1	11,076
Note: the summarized income statement groups some lines of the consolidated income statements of the consolidated financial statements as follows:
A.‘Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net’; ‘Gain or losses on financial assets and liabilities held for trading, net’; ‘Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss’; ‘Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net’; ‘Gain or losses from hedge accounting, net’; and ‘Exchange differences, net’.
B.Other operating income’; ‘Other operating expenses’; ’Income from insurance and reinsurance contracts’; and ‘Expenses from insurance and reinsurance contracts’.

Annual report 2025    423

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Main income statement items
In accordance with IFRS 5 requirements, results associated with the business subject to the Poland disposal are reported under a single line item in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for the years 2025, 2024 and 2023. For further information, see section 2. 'Significant events in 2025' of this report.
As a result, the consolidated income statement data for the years ended 31 December 2024 and 2023 differ from the consolidated income statement data for such periods filed with the SEC on 28 February 2025.
In the consolidated balance sheet, the assets associated with the businesses subject to the Poland disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale' solely for the year ended 31 December 2025.
This classification does not affect balance sheets for the years ended 31 December 2024 and 2023.
However, to facilitate analysis and ensure comparability of the information in the following tables related to average balances and volumes, profitability and cost analysis were calculated classifying assets and liabilities associated with the businesses subject to the Poland disposal under 'assets/liabilities from discontinued operations' in both of the periods presented.
In 2025, profit attributable to the parent reached a new record of EUR 14,101 million, representing a year-on-year increase of 12%, compared to the EUR 12,574 million recorded in 2024. This increase was backed by the good performance of our global businesses which grew strongly.
Total income
Total income amounted to EUR 58,670 million in 2025, compared to EUR 58,380 million in 2024, a slight increase year-on-year (+0.5%). Net interest income and net fee income accounted for around 95% of total income. By line item:
Net interest income
Net interest income amounted to EUR 42,348 million, 3% lower than 2024, due to the impact from the sharp fall in interest rates in Argentina compared to 2024, especially in Retail, as well as a decline in Wealth.
This decrease was partially offset by the good performance in Payments, boosted by higher activity, and Consumer, due to active margin management and higher volumes.

The tables below show the average balances of each year
calculated as the monthly average over the period, which we believe should not differ materially from using daily balances, and the interest generated.
The tables below also include average balances and interest rates in 2025 and 2024, based on the domicile of the entities at which the relevant assets or liabilities are recorded. Domestic balances relate to our entities domiciled in Spain. International balances relate to entities domiciled outside of Spain (reflecting our foreign activity), and are divided into mature markets (the US and Europe, except Spain) and developing markets (South America and Mexico).
The average balance of interest-earning assets in 2025 was 2% higher than in 2024. The activity of our entities in the domestic market increased 7% year-on-year and 1% in international mature markets, while in international developing markets they decreased 1%.
The average balance of interest-bearing liabilities in 2025 was 1% higher year-on-year, with growth in the domestic market (+5% year-on-year) whereas international developing markets were 1% lower year-on-year and international mature markets were flat.
The average return on interest-earning assets decreased from 7.03% in 2024 to 6.42% in 2025, due to the lower interest rate environment. By market, it fell 68 bps year-on-year in the domestic market, -53 bps year-on-year in our international mature markets, and -36 bps year-on-year in our international developing markets.
The average cost of interest-bearing liabilities decreased 45 bps in 2025 to 3.97%. By market, domestic and international markets performed in line with the average yield on assets, decreasing 53 bps and 61 bps, respectively. However, in international developing markets it rose 22 bps.
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
Both interest income and expense decreased in 2025, mainly due to lower interest rates across most of our footprint.

Annual report 2025    424

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Average balance sheet - assets and interest income
EUR million
	2025			2024
Assets	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	282,529	13,663	4.84%	285,813	16,140	5.65%
Domestic	115,906	3,577	3.09%	108,705	4,701	4.32%
International - Mature markets	104,584	4,411	4.22%	114,350	5,700	4.98%
International - Developing markets	62,039	5,675	9.15%	62,758	5,739	9.14%

of which:
Reverse repurchase agreements	63,091	4,954	7.85%	63,820	5,533	8.67%
Domestic	34,605	1,646	4.76%	32,739	1,901	5.81%
International - Mature markets	6,902	415	6.01%	8,085	492	6.09%
International - Developing markets	21,584	2,893	13.40%	22,996	3,140	13.65%

Loans and advances to customers	1,022,507	70,830	6.93%	1,018,241	74,900	7.36%
Domestic	265,675	10,861	4.09%	265,043	12,272	4.63%
International - Mature markets	569,580	32,180	5.65%	562,488	33,884	6.02%
International - Developing markets	187,252	27,789	14.84%	190,710	28,744	15.07%

of which:
Reverse repurchase agreements	71,826	5,234	7.29%	61,528	5,884	9.56%
Domestic	10,837	380	3.51%	12,410	468	3.77%
International - Mature markets	59,968	4,725	7.88%	48,161	5,310	11.03%
International - Developing markets	1,021	129	12.63%	957	106	11.08%

Debt securities	280,413	15,890	5.67%	246,539	15,431	6.26%
Domestic	119,990	3,975	3.31%	94,607	3,478	3.68%
International - Mature markets	71,725	2,539	3.54%	64,140	2,174	3.39%
International - Developing markets	88,698	9,376	10.57%	87,792	9,779	11.14%

Income from hedging operations		1,420			2,470
Domestic		396			152
International - Mature markets		974			2,001
International - Developing markets		50			317

Other interest		(93)			71
Domestic		(256)			(71)
International - Mature markets		35			42
International - Developing markets		128			100

Total interest-earning assets	1,585,449	101,710	6.42%	1,550,593	109,012	7.03%
Domestic	501,571	18,553	3.70%	468,355	20,532	4.38%
International - Mature markets	745,889	40,139	5.38%	740,978	43,801	5.91%
International - Developing markets	337,989	43,018	12.73%	341,260	44,679	13.09%

Other non-interest earning assets	190,583			193,101
Assets from discontinued operations	67,080			59,578
Average total assets	1,843,112	101,710		1,803,272	109,012

Annual report 2025    425

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Average balance sheet - liabilities and interest expense
EUR million
	2025			2024
Liabilities and stockholders’ equity	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Deposits from central banks and credit institutions	141,619	8,151	5.76%	151,986	9,381	6.17%
Domestic	63,551	2,594	4.08%	60,256	2,960	4.91%
International - Mature markets	31,824	1,537	4.83%	44,633	2,447	5.48%
International - Developing markets	46,244	4,020	8.69%	47,097	3,974	8.44%

of which:
Repurchase agreements	69,047	4,696	6.80%	63,556	4,539	7.14%
Domestic	43,163	1,910	4.43%	37,663	1,973	5.24%
International - Mature markets	8,195	478	5.83%	8,773	579	6.60%
International - Developing markets	17,689	2,308	13.05%	17,120	1,987	11.61%

Customer deposits	1,024,250	31,735	3.10%	994,107	35,714	3.59%
Domestic	354,809	3,884	1.09%	321,519	4,944	1.54%
International - Mature markets	471,883	13,336	2.83%	472,750	16,283	3.44%
International - Developing markets	197,558	14,515	7.35%	199,838	14,487	7.25%

of which:
Repurchase agreements	101,424	7,405	7.30%	85,139	8,207	9.64%
Domestic	33,963	798	2.35%	14,124	586	4.15%
International - Mature markets	46,316	4,230	9.13%	48,115	5,278	10.97%
International - Developing markets	21,145	2,377	11.24%	22,900	2,343	10.23%

Marketable debt securities A	308,272	15,066	4.89%	307,931	14,612	4.75%
Domestic	136,229	4,890	3.59%	147,606	5,330	3.61%
International - Mature markets	127,870	5,360	4.19%	117,291	5,323	4.54%
International - Developing markets	44,173	4,816	10.90%	43,034	3,959	9.20%

of which:
Commercial paper	20,386	759	3.72%	25,809	1,244	4.82%
Domestic	11,707	347	2.96%	17,046	727	4.26%
International - Mature markets	6,962	265	3.81%	7,143	339	4.75%
International - Developing markets	1,717	147	8.56%	1,620	178	10.99%

Other interest-bearing liabilities	22,841	679	2.97%	22,762	672	2.95%
Domestic	17,741	504	2.84%	17,151	490	2.86%
International - Mature markets	3,658	36	0.98%	3,707	17	0.46%
International - Developing markets	1,442	139	9.64%	1,904	165	8.67%

Expenses from hedging operations		1,762			3,066
Domestic		620			1,159
International - Mature markets		1,009			1,325
International - Developing markets		133			582

Other interest		1,969			1,780
Domestic		843			741
International - Mature markets		388			282
International - Developing markets		738			757

Total interest-bearing liabilities	1,496,982	59,362	3.97%	1,476,786	65,225	4.42%
Domestic	572,330	13,335	2.33%	546,532	15,624	2.86%
International - Mature markets	635,235	21,666	3.41%	638,381	25,677	4.02%
International - Developing markets	289,417	24,361	8.42%	291,873	23,924	8.20%

Other non-interest bearing liabilities	176,158			168,212
Non-controlling interests	8,871			8,398
Total stockholders´ equity	101,497			96,744
Liabilities from discontinued operations	59,604			53,132
Average total liabilities and stockholders´ equity	1,843,112	59,362		1,803,272	65,225
A.Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interest. We include them under 'Other non-interest-bearing liabilities'.

Annual report 2025    426

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Volume and profitability analysis
EUR million
	2025 vs. 2024
	Increase (decrease) due to changes in
Interest income	Volume	Rate	Total change
Cash and deposits on demand and loans and advances to central banks and credit institutions	(231)	(2,246)	(2,477)
Domestic	295	(1,419)	(1,124)
International - Mature markets	(460)	(829)	(1,289)
International - Developing markets	(66)	2	(64)

of which:
Reverse repurchase agreements	(157)	(422)	(579)
Domestic	104	(359)	(255)
International - Mature markets	(71)	(6)	(77)
International - Developing markets	(190)	(57)	(247)

Loans and advances to customers	(65)	(4,005)	(4,070)
Domestic	29	(1,440)	(1,411)
International - Mature markets	423	(2,127)	(1,704)
International - Developing markets	(517)	(438)	(955)

of which:
Reverse repurchase agreements	1,080	(1,730)	(650)
Domestic	(57)	(31)	(88)
International - Mature markets	1,130	(1,715)	(585)
International - Developing markets	7	16	23

Debt securities	1,231	(772)	459
Domestic	866	(369)	497
International - Mature markets	265	100	365
International - Developing markets	100	(503)	(403)

Income from hedging income	(1,050)	—	(1,050)
Domestic	244	—	244
International - Mature markets	(1,027)	—	(1,027)
International - Developing markets	(267)	—	(267)

Other interest	(164)	—	(164)
Domestic	(185)	—	(185)
International - Mature markets	(7)	—	(7)
International - Developing markets	28	—	28

Total interest-earning assets	(279)	(7,023)	(7,302)
Domestic	1,249	(3,228)	(1,979)
International - Mature markets	(806)	(2,856)	(3,662)
International - Developing markets	(722)	(939)	(1,661)
Annual report 2025    427

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Volume and cost analysis
EUR million
	2025 vs. 2024
	Increase (decrease) due to changes in
Interest expense	Volume	Rate	Total change
Deposits from central banks and credit institutions	(561)	(669)	(1,230)
Domestic	155	(521)	(366)
International - Mature markets	(643)	(267)	(910)
International - Developing markets	(73)	119	46

of which:
Repurchase agreements	297	(140)	157
Domestic	266	(329)	(63)
International - Mature markets	(37)	(64)	(101)
International - Developing markets	68	253	321

Customer deposits	277	(4,256)	(3,979)
Domestic	473	(1,533)	(1,060)
International - Mature markets	(30)	(2,917)	(2,947)
International - Developing markets	(166)	194	28

of which:
Repurchase agreements	172	(974)	(802)
Domestic	550	(338)	212
International - Mature markets	(191)	(857)	(1,048)
International - Developing markets	(187)	221	34

Marketable debt securities	158	296	454
Domestic	(409)	(31)	(440)
International - Mature markets	460	(423)	37
International - Developing markets	107	750	857

of which:
Commercial paper	(191)	(294)	(485)
Domestic	(193)	(187)	(380)
International - Mature markets	(8)	(66)	(74)
International - Developing markets	10	(41)	(31)

Other interest-bearing liabilities	(26)	33	7
Domestic	17	(3)	14
International - Mature markets	0	19	19
International - Developing markets	(43)	17	(26)

Expenses from hedging expenses	(1,304)	—	(1,304)
Domestic	(539)	—	(539)
International - Mature markets	(316)	—	(316)
International - Developing markets	(449)	—	(449)

Other interest	189	—	189
Domestic	102	—	102
International - Mature markets	106	—	106
International - Developing markets	(19)	—	(19)

Total interest-bearing liabilities	(1,267)	(4,596)	(5,863)
Domestic	(201)	(2,088)	(2,289)
International - Mature markets	(423)	(3,588)	(4,011)
International - Developing markets	(643)	1,080	437

Annual report 2025    428

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Net interest income. Volume, profitability and cost analysis summary
EUR million
	2025 vs. 2024
	Increase (decrease) due to changes in
	Volume	Rate	Total change
Interest income	(279)	(7,023)	(7,302)
Domestic	1,249	(3,228)	(1,979)
International - Mature markets	(806)	(2,856)	(3,662)
International - Developing markets	(722)	(939)	(1,661)

Interest expense	(1,267)	(4,596)	(5,863)
Domestic	(201)	(2,088)	(2,289)
International - Mature markets	(423)	(3,588)	(4,011)
International - Developing markets	(643)	1,080	437

Net interest income	988	(2,427)	(1,439)
Domestic	1,450	(1,140)	310
International - Mature markets	(383)	732	349
International - Developing markets	(79)	(2,019)	(2,098)

Net interest income
EUR million

-3%
2025 vs. 2024

Net fee income
EUR million

+5%
2025 vs. 2024

Net fee income
Net fee income totalled EUR 12,976 million in 2025 and grew 5% compared to 2024, with good performances across most businesses, especially in Wealth and Payments, boosted by higher activity.
For more details, see note 41 and note 42 to the consolidated financial statements.
Gains or losses on financial assets and liabilities and exchange differences (net)
Gains on financial transactions and liabilities and exchange differences (net) stood at EUR 2,362 million (EUR 2,211 million in 2024), mainly due to lower impacts from foreign exchange hedges in Corporate Centre and results in Portfolio Investments in Wealth.
Gains or losses on financial assets and liabilities stem from mark-to-market valuations of the trading portfolio and derivative instruments, which include spot market foreign exchange transactions, sales of investment securities and liquidation of our hedging and other derivative positions.
For more details, see note 43 to the consolidated financial statements.
Exchange rate differences primarily show gains and losses from foreign exchange and the differences that arise from converting monetary items in foreign currencies to the functional currency, and from selling non-monetary assets denominated in foreign currency at the time of their disposal. Given Santander manages currency exposures with derivative instruments, the changes in this line should be analysed together with gains or losses on financial assets and liabilities.
For more details, see note 44 to the consolidated financial statements.
Annual report 2025    429

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Dividend income
Dividend income was EUR 715 million in 2025 (EUR 710 million in 2024).
Income from companies accounted for by the equity method
The income from companies accounted for by the equity method reached EUR 665 million in 2025 compared to EUR 687 million in 2024.
Other operating income/expenses
Other operating income recorded a loss of EUR 396 million in 2025. This compares to a EUR 1,391 million loss in 2024 affected by a larger hyperinflation adjustment in Argentina and the charge relating to the temporary levy on revenue earned in Spain (EUR 335 million), whereas in 2025 the tax on expected revenue earned in Spain for the year was recorded under the ‘tax expense or income from continuing operations' line.
For more details, see note 45 to the consolidated financial statement.
Operating expenses
Operating expenses amounted to EUR 24,711 million in 2025, 2% lower than 2024, reflecting our progress in transformation.
Our cost management continued to focus on improving our efficiency ratio and, as a result, we remained among the most efficient global banks.
Our business transformation plan, ONE Transformation, continued to progress across our footprint, reflected in increased operational leverage and better business dynamics.
For more details, see note 46 and note 47 to the consolidated financial statements.
Provisions or reversal of provisions
Provisions (net of provisions reversals) amounted to EUR 2,729 million in 2025 compared to EUR 3,465 million in 2024 which included the charges after discontinuing our Superdigital platform in Latin America in Q2 2024.
Additionally, both in Q4 2025 and Q4 2024 provisions included a charge from provisions for potential complaints related to motor finance dealer commissions in the UK (EUR 214 million and EUR 353 million, respectively).
For more details, see note 25 to the consolidated financial statements.
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net) was EUR 12,546 million in 2025 (EUR 12,136 million in 2024).
Impairment on other assets (net)
The impairment on other assets (net) was EUR 251 million in 2025. In 2024, the impairment amounted to EUR 624 million and included the charge registered in Q2 2024 in PagoNxt after discontinuing our merchant platform in Germany.
Gains or losses on non-financial assets and investments (net)
No amount was recorded in gains or losses on non-financial assets and investments (net) in 2025. In 2024, it stood at EUR 368 million and included the gain recorded in Q2 2024 from an agreement with Sodexo in Brazil (EUR 352 million).
For more details, see note 48 to the consolidated financial statements.
Negative goodwill recognized in results
In 2025, negative goodwill recognized in results was EUR 22 million relating to the acquisition of CrediScotia Financiera from Scotiabank in Q1 2025 which expands Consumer's presence in Peru. No negative goodwill was recorded in 2024.
Gains or losses on non-current assets held for sale not classified as discontinued operations
This item, which mainly includes impairment of foreclosed assets recorded and the sale of properties acquired upon foreclosure, recorded a EUR 226 million gain in 2025 which included a capital gain of EUR 231 million in Q2 2025 from the sale of Santander’s remaining 30.5% stake in CACEIS. In 2024, this line recorded a loss of EUR 27 million.
For more details, see note 49 to the consolidated financial statements.

Annual report 2025    430

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss (net)
EUR million
	2025	2024	2023
Financial assets at fair value through other comprehensive income	29	(1)	25
Financial assets at amortized cost	12,517	12,137	12,274
Impairment or reversal of impairment of financial assets not measured at fair value through profit or loss and net gains and losses from changes	12,546	12,136	12,299

Impairment on other assets (net)
EUR million
	2025	2024	2023
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—	—
Impairment on non-financial assets, net	251	624	236
Tangible assets	129	382	135
Intangible assets	112	231	73
Others	10	11	28
Impairment on other assets (net)	251	624	236
Profit or loss before tax from continuing operations
Profit before tax was EUR 18,681 million in 2025, +8% year-on-year, supported by the good performance of net fee income and cost discipline.
Tax expense or income from continuing operations
Total income tax was EUR 4,723 million in 2025 (compared to EUR 4,844 million in 2024) which includes EUR 353 million corresponding to the expected tax on income obtained in Spain for the year.
Profit or loss after tax from discontinued operations
Profit or loss after tax from discontinued operations totalled EUR 1,542 million in 2025 compared to EUR 1,241 million in 2024. This line records the results associated with the Poland disposal, which increased year-on-year driven by a good revenue performance and lower provisions.

Profit attributable to the parent
EUR million

+12%
2025 vs. 2024

Profit attributable to non-controlling interests
Profit attributable to non-controlling interests stood at EUR 1,399 million in 2025 (EUR 1,170 million in 2024).
For more details, see note 28 to the consolidated financial statements.
Profit attributable to the parent
Profit attributable to the parent amounted to EUR 14,101 million in 2025, 12% higher than the EUR 12,574 million in 2024.

Earnings per share
EUR

+17%
2025 vs. 2024

Annual report 2025    431

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Underlying income statement

→Fourth consecutive year of record revenue, which boosted profit to an all-time high in 2025.
→Efficiency improvement and profitable growth, supported by the operational leverage resulting from the execution of ONE Transformation.
→Risk indicators were robust, underpinned by good risk management and low unemployment.

Attributable profit		RoTE (post-AT1)	RoRWA
EUR 14,101 million	+12% in euros	16.3%	2.44%
	+16% in constant euros	+0.8 pp	+0.3 pp
Note: changes vs. 2024.
Below is the condensed income statement adjusted for items beyond the ordinary course of business and reclassification of certain items under some headings of the underlying income statement, as described in note 52.c to the consolidated financial statements, where our segments' aggregate underlying consolidated results are reconciled to the statutory consolidated results.
In contrast to the statutory income statement, in the underlying income statement, results obtained in Poland continue to be reported line by line and disaggregated, for 2025, 2024 and 2023, as they were in previous disclosures given that the management of Santander Poland remained unchanged until the Poland disposal was completed in January 2026.
For the same reason, all management metrics included in this underlying income statement section have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. For further information, see section 6. 'Alternative performance measures' of this chapter.

The Group presents, both at the total Group level and for each of the business units, the changes in euros registered in the income statement, as well as variations excluding the exchange rate effect (i.e. in constant euros, except for Argentina and any grouping which includes it), understanding that the latter provide a better analysis of the Group’s management. For further information, see section 6. 'Alternative performance measures' of this chapter.
At the Group level, exchange rates had an unfavourable year-on-year impact of 3.6 pp on total income and a favourable impact of 3.3 pp on administrative expenses and amortizations, mainly due to the depreciation of the Brazilian real and the Mexican peso.
To better understand the business trends, we reclassified certain items under some headings of the underlying income statement. These reclassifications between the statutory and underlying income statements include:

Condensed underlying income statement
EUR million
			Change
	2025	2024	Absolute	%	% excl. FX	2023
Net interest income	45,354	46,668	(1,314)	(2.8)	0.6	43,261
Net fee income	13,661	13,010	651	5.0	9.0	12,057
Gains (losses) on financial transactions and exchange differences	2,436	2,273	163	7.2	10.5	2,633
Other operating income	939	260	679	261.2	269.7	(304)
Total income	62,390	62,211	179	0.3	3.9	57,647
Administrative expenses and amortizations	(25,725)	(26,034)	309	(1.2)	2.1	(25,425)
Net operating income	36,665	36,177	488	1.3	5.1	32,222
Net loan-loss provisions	(12,411)	(12,333)	(78)	0.6	5.8	(12,458)
Other gains (losses) and provisions	(3,387)	(4,817)	1,430	(29.7)	(28.4)	(3,066)
Profit before tax	20,867	19,027	1,840	9.7	13.4	16,698
Tax on profit	(5,341)	(5,283)	(58)	1.1	4.2	(4,489)
Profit from continuing operations	15,526	13,744	1,782	13.0	16.9	12,209
Net profit from discontinued operations	—	—	—	—	—	—
Consolidated profit	15,526	13,744	1,782	13.0	16.9	12,209
Non-controlling interests	(1,425)	(1,170)	(255)	21.8	24.7	(1,133)
Net capital gains and provisions	—	—	—	—	—	—
Profit attributable to the parent	14,101	12,574	1,527	12.1	16.2	11,076
Underlying profit attributable to the parent A	14,101	12,574	1,527	12.1	16.2	11,076
A.Excluding net capital gains and provisions.
Annual report 2025    432

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
•In 2025:
•As previously explained, in the statutory income statement, the results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line.
However, in the underlying income statement, the results from Poland are disaggregated across the corresponding line items as they were in previous disclosures.
•In 2024:
•In the statutory income statement, the results associated with the business subject to the Poland disposal are reported in the 'profit/(loss) after tax from discontinued operations' line.
However, in the underlying income statement, the results from Poland are disaggregated across the corresponding line items as they were in previous disclosures.
•The temporary levy on revenue earned in Spain amounted to EUR 335 million in Q1 2024, which was reclassified from total income to other gains (losses) and provisions.
•The recognition of provisions to strengthen the balance sheet in Brazil, amounted to EUR 352 million gross in Q2 2024 (EUR 174 million net of tax and non-controlling interests).
Additionally, regarding results that fall outside the ordinary course of our business and are therefore excluded from underlying income statement:
•In 2025:
•The ‘net capital gains and provisions’ line includes the following two events of the same value but opposite signs:
-A capital gain in Q2 2025 of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS.
-A one-off charge of EUR 467 million in Q2 2025 (EUR 231 million, net of tax and minority interests), which strengthens the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models, in accordance with IFRS 9 regulations.
•In 2024:
•There were no impacts outside the ordinary course of our business and therefore no amount was recorded under the ‘net capital gains and provisions’ line.
For more details, see note 52.c to the consolidated financial statements.
As a result, profit attributable to the parent and underlying profit were the same (EUR 14,101 million in 2025 and EUR 12,574 million in 2024), with both attributable profit and underlying profit increasing 12% in euros and 16% in constant euros compared to 2024.
This year-on-year comparison was mainly favoured by the charges in Q2 2024 related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America (EUR 243 million, net of tax and minority interests) and the charge in Q4 2025 related to the provisions recorded for complaints related to motor finance dealer commissions in the UK that was less than the provision in Q4 2024.
Total income amounted to EUR 62,390 million in 2025 and was flat year-on-year. In constant euros, total income rose 4% year-on-year, as follows:
•Net interest income (NII) totalled EUR 45,354 million and increased 1% year-on-year, even after the impact from the sharp fall in interest rates in Argentina. Excluding Argentina, NII increased 3%. By business:
•In Retail, which represents 58% of the NII of the total operating areas, NII decreased 2%. Excluding Argentina, it was flat, with positive performances across most countries. Of note were Mexico, due to volumes and a lower cost of deposits, Chile supported by a lower cost of deposits and the UK, driven by higher mortgage profitability and a lower cost of deposits.
•NII grew strongly (+5%) in Consumer (24% of the NII of the total operating areas), with positive trends across almost all of our footprint, boosted by active margin management and higher volumes in DCB Europe and Latin America and additionally favoured by CrediScotia's integration in Peru.
•In CIB, NII increased 6%, boosted by Global Markets in Europe and the US.
•In Wealth, NII decreased 14%, affected by some deposit cost inelasticity to interest rate declines in Private Banking and by the lower yield on assets in a lower interest rate environment.
•In Payments, NII grew strongly, +21%, with growth in both Cards and PagoNxt, due to higher activity.
•Net fee income reached EUR 13,661 million, up 9% year-on-year, achieving a new record, with growth across all businesses. This excellent net fee income performance was underpinned by higher customer activity, network benefits and greater collaboration between our global businesses. By business:
•In Retail, net fee income increased 6%, supported by higher commercial activity and a larger customer base.
•In Consumer, net fee income was flat, as double-digit growth in the US and Latin America was offset by lower net fee income in DCB Europe which was impacted by new insurance regulation in Germany.
•In CIB, net fee income increased 9%, reaching record levels with growth in all business lines.
•In Wealth, net fee income rose 17%, particularly due to Private Banking and Asset Management.
•In Payments, net fee income increased 15%, driven both by PagoNxt and Cards, boosted by higher activity.
Annual report 2025    433

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Net fee income
EUR million

	2025	2024	2023
Asset management business, funds and insurance	4,527	4,374	3,967
Credit and debit cards	2,402	2,352	2,386
Securities and custody services	1,461	1,289	1,086
Account management and availability fees	2,008	2,046	2,005
Cheques and payment orders	795	842	826
Foreign exchange	976	834	797
Charges for past-due/unpaid balances and guarantees	470	305	297
Bill discounting	179	190	208
Other	843	778	484
Net fee income	13,661	13,010	12,057
•Gains on financial transactions and exchange differences increased 11%, mainly due to lower impacts from foreign exchange hedges in the Corporate Centre and results in Portfolio Investments in Wealth.
•Other operating income improved in 2025 compared to 2024, primarily due to a less negative impact from the hyperinflation adjustment in Argentina.
This positive revenue performance enabled us to achieve the target we set for the year of reaching a revenue level of around EUR 62 billion in the year.

Total income
EUR million

0%	A
2025 vs. 2024

A. In constant euros: +4%.

Administrative expenses and amortizations in 2025 totalled EUR 25,725 million, down 1% year-on-year, in line with our cost target for the year. In constant euros, costs rose 2% year-on-year. In real terms, excluding the impact of average inflation and in constant euros, they fell 1% year-on-year (for further information, see section 6. 'Alternative performance measures' of this chapter).
We continued to progress with our business transformation plan, ONE Transformation, reflected in greater operational leverage, better business dynamics and more streamlined and agile structures. By business and in constant euros:
•In Retail, administrative expenses and amortizations were flat. In real terms they fell 4%, driven by the transformation efforts through organizational and process simplification and the implementation of our global platform. The efficiency ratio improved to 39.4%.
•In Consumer, administrative expenses and amortizations increased 4% year-on-year. In real terms, they grew 2%, driven by our investment in platforms and Openbank, as well as the CrediScotia integration, which were partially offset by savings from our efficiency and transformation efforts. The efficiency ratio stood at 40.6%.
•In CIB, administrative expenses and amortizations increased 5% (+2% in real terms), due to our investments in new products and capabilities to support growth. The efficiency ratio stood at 45.5%, maintaining a leading position among peers.
•In Wealth, administrative expenses and amortizations rose 6% (+3% in real terms), reflecting investments made to strengthen PB teams and to develop new capabilities to address the increase in commercial activity. The efficiency ratio improved to 35.3%.
•In Payments, administrative expenses and amortizations grew 1%, decreasing 3% in real terms, even with our investments in platforms both in Cards and PagoNxt. The efficiency ratio improved to 39.2%.

Efficiency ratio
%

-0.6	pp
2025 vs. 2024

Our cost management continued to focus on structurally improving our efficiency. As a result, we remained one of the most efficient global banks with an efficiency ratio of 41.2%. This is a 0.6 pp improvement year-on-year.
Annual report 2025    434

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Operating expenses
EUR million

	2025	2024	2023
Staff costs	14,177	14,328	13,726
Other administrative expenses	8,236	8,412	8,515
Information technology	2,425	2,622	2,471
Communications	384	404	414
Advertising	544	540	603
Buildings and premises	747	757	721
Printed and office material	104	89	97
Taxes (other than tax on profits)	544	556	570
Other expenses	3,488	3,444	3,639
Administrative expenses	22,413	22,740	22,241
Depreciation and amortization	3,312	3,294	3,184
Operating expenses	25,725	26,034	25,425
All in all, net operating income reached EUR 36,665 million, up 1% year-on-year. In constant euros, it rose 5%, mainly driven by the good revenue performance (particularly in net fee income), which outpaced cost growth.
Net loan-loss provisions in 2025 amounted to EUR 12,411 million, a 1% increase year-on-year.
In constant euros, they rose 6%, mainly due to: i) higher provisions in Payments, mainly in Cards, due to strong loan growth in general and impacted by a less favourable macro environment in some of our countries; and ii) the increase in the Corporate Centre due to provisions in H1 2025 related to our plan to accelerate NPL ratio reductions, improving the Group's credit quality. This was partially offset by a 2% decrease in Retail (which accounts for around 45% of the Group's total net loan-loss provisions).

Net loan-loss provisions
EUR million

+1%	A
2025 vs. 2024

A. In constant euros: +6%.

The cost of risk stood at 1.15%, meeting the Group’s 2025 target to maintain the cost of risk around 1.15%.
For more details, see section 2. 'Credit risk' in the 'Risk management and compliance' chapter.
Other gains (losses) and provisions recorded a loss of EUR 3,387 million in 2025, compared to a EUR 4,817 million loss 2024.
This year-on-year improvement was favoured by the aforementioned charges in 2024: i) the discontinuation of our merchant platforms in Germany and Superdigital in Latin America; ii) the charge in Q4 2025 related to the provisions recorded for complaints related to motor finance dealer commissions in the UK that was less than the provision in Q4 2024; and iii) the temporary levy on revenue earned in Spain, which was recorded in this line, whereas in 2025 the expected tax on revenue earned in Spain for the year was recorded under the ‘tax on profit' line.
Tax on profit amounted to EUR 5,341 million, 1% higher than in 2024. In constant euros, it rose 4%, as a lower tax burden in some countries, mainly in Brazil, did not fully offset lower benefits from fiscal incentives for electric vehicles in the US and a EUR 353 million charge in 2025 corresponding to the aforementioned tax on revenue expected in Spain for the year.
Annual report 2025    435

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Profit attributable to the parent in 2025 was EUR 14,101 million, a new record, and 12% more than in 2024. In constant euros, it rose 16%, supported by solid total income growth, which outstripped cost growth, which rose below inflation, and with controlled cost of risk.

Underlying profit attributable to the parent
EUR million

+12%	A
2025 vs. 2024

A. In constant euros: +16%.

RoTE post-AT1 stood at 16.3% (15.5% in 2024), in line with our full-year target of reaching a ratio close to 16.5%.
RoRWA stood at 2.44% (2.18% in 2024) and earnings per share stood at EUR 0.91 (EUR 0.77 in 2024).

RoTE post-AT1
%

Annual report 2025    436

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
4.3 Balance sheet
Since Q2 2025, the assets associated with the Poland disposal have been classified under the 'non-current assets held for sale' line item in the Group’s consolidated balance sheet, in accordance with IFRS 5 requirements and as a result of the announcement of the Poland disposal. The related liabilities have been classified under 'liabilities associated with non-current assets held for sale'. This classification applies solely to balance sheets from 30 June 2025 onwards and does not affect prior periods, which therefore limits the comparability of the balance sheets presented below.

Balance sheet
EUR million
			Change
Assets	Dec-25	Dec-24	Absolute	%	Dec-23
Cash, cash balances at central banks and other deposits on demand	152,281	192,208	(39,927)	(20.8)	220,342
Financial assets held for trading	252,318	230,253	22,065	9.6	176,921
Non-trading financial assets mandatorily at fair value through profit or loss	7,761	6,130	1,631	26.6	5,910
Financial assets designated at fair value through profit or loss	8,046	7,915	131	1.7	9,773
Financial assets at fair value through other comprehensive income	74,612	89,898	(15,286)	(17.0)	83,308
Financial assets at amortized cost	1,202,689	1,203,707	(1,018)	(0.1)	1,191,403
Hedging derivatives	3,931	5,672	(1,741)	(30.7)	5,297
Changes in the fair value of hedged items in portfolio hedges of interest risk	50	(704)	754	—	(788)
Investments	7,052	7,277	(225)	(3.1)	7,646
Assets under reinsurance contracts	223	222	1	0.5	237
Tangible assets	27,438	32,087	(4,649)	(14.5)	33,882
Intangible assets	17,308	19,259	(1,951)	(10.1)	19,871
Tax assets	30,076	30,596	(520)	(1.7)	31,390
Other assets	8,719	8,559	160	1.9	8,856
Non-current assets held for sale	75,011	4,002	71,009	—	3,014
Total assets	1,867,515	1,837,081	30,434	1.7	1,797,062

Liabilities and equity
Financial liabilities held for trading	171,546	152,151	19,395	12.7	122,270
Financial liabilities designated at fair value through profit or loss	42,148	36,360	5,788	15.9	40,367
Financial liabilities at amortized cost	1,421,184	1,484,322	(63,138)	(4.3)	1,468,703
Hedging derivatives	4,248	4,752	(504)	(10.6)	7,656
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	49	(9)	58	(644.4)	55
Liabilities under insurance contracts	18,737	17,829	908	5.1	17,799
Provisions	8,355	8,407	(52)	(0.6)	8,441
Tax liabilities	9,568	9,598	(30)	(0.3)	9,932
Other liabilities	15,937	16,344	(407)	(2.5)	17,598
Liabilities associated with non-current assets held for sale	62,995	—	62,995	—	—
Total liabilities	1,754,767	1,729,754	25,013	1.4	1,692,821
Shareholders' equity	141,144	135,196	5,948	4.4	130,443
Other comprehensive income	(37,974)	(36,595)	(1,379)	3.8	(35,020)
Non-controlling interest	9,578	8,726	852	9.8	8,818
Total equity	112,748	107,327	5,421	5.1	104,241
Total liabilities and equity	1,867,515	1,837,081	30,434	1.7	1,797,062
Note: this is a summarized balance sheet. For further information, see 'consolidated balance sheet'section in the consolidated financial statements.

Annual report 2025    437

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Executive summary A

Gross loans and advances to customers (excluding reverse repos)				Customer funds (deposits excluding repos + mutual funds)

EUR 1,024 billion		+4%		EUR 1,262 billion	+6%

è By segment:				è By product:

Growth in all businesses, led by double-digit performance in CIB and Wealth.			Growth in all products, rising double digits in mutual funds and with a pickup in demand deposits at the end of the year.
Retail	Consumer	CIB
+1%	+2%	+15%	Demand	Time	Mutual funds
Wealth		Payments	+4%	+7%	+14%
+13%		+8%

A. Includes Poland. 2025 vs. 2024 changes in constant euros. For more information on figures presented in constant euros and the exclusion of repurchase agreements and reverse repurchase agreements, see section 6. 'Alternative performance measures'.

Loans and advances to customers
Loans and advances to customers totalled EUR 1,037,288 million in December 2025, a 2% decrease year-on-year. The year-on-year comparison was affected by the Poland disposal as, in accordance with IFRS 5 requirements and only from 30 June 2025 onwards, the assets related to the Poland disposal are aggregated under the 'non-current assets held for sale' line, without affecting assets in previous periods.
For the purpose of analysing traditional commercial banking loans, the Group uses gross loans and advances to customers excluding reverse repurchase agreements (repos). We continue to analyse gross loans and advances to customers excluding reverse repos including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. As at end December 2025, gross loans and advances to customers excluding reverse repos, including Poland, totalled EUR 1,024,191 million in December 2025, a 1% increase year-on-year.
To facilitate the analysis of Santander's management, the comments below do not consider the exchange rate impact (i.e., in constant euros), except for Argentina and any grouping which includes it. For further information, see section 6. 'Alternative performance measures' of this chapter.
Gross loans and advances to customers, excluding reverse repos and in constant euros, grew 4% year-on-year, as follows:
•In Retail, which represents 59% of the Group's loan portfolio, gross loans and advances grew 1%, as growth in the mortgage portfolios in most countries and higher corporate loans in Europe offset the decrease in SMEs, mainly in Spain, the UK and Portugal.
•In Consumer, which represents 21% of the Group's loan portfolio, they grew 2% driven by good performances in auto markets in Europe and Latin America.
•In CIB, which represents 15% of the Group's loan portfolio, lending volumes increased 15%, with double-digit growth in the three business lines.
•In Wealth, gross loans and advances rose 13% driven by strong growth in Private Banking.
•In Payments they increased 8%, with increases in Cards across most of our footprint.

Loans and advances to customers
EUR million. Including Poland
			Change
	Dec-25	Dec-24	Absolute	%	Dec-23
Commercial bills	52,901	53,209	(308)	(0.6)	55,628
Secured loans	551,592	557,463	(5,871)	(1.1)	554,375
Other term loans	308,695	296,339	12,356	4.2	295,485
Finance leases	41,084	40,120	964	2.4	38,723
Receivable on demand	10,333	10,756	(423)	(3.9)	12,277
Credit cards receivable	26,555	24,928	1,627	6.5	24,371
Impaired assets	33,031	33,731	(700)	(2.1)	34,094
Gross loans and advances to customers (excluding reverse repos)	1,024,191	1,016,546	7,645	0.8	1,014,953
Reverse repurchase agreements	74,262	59,648	14,614	24.5	44,184
Gross loans and advances to customers	1,098,453	1,076,194	22,259	2.1	1,059,137
Loan-loss allowances	22,138	22,125	13	0.1	22,788
Net loans and advances to customers	1,076,315	1,054,069	22,246	2.1	1,036,349
Annual report 2025    438

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Gross loans and advances to customers (excluding reverse repos)
EUR billion. Including Poland

+1%	A
2025 vs. 2024

A. In constant euros: +4%.
As of December 2025, gross loans and advances to customers excluding reverse repos maintained a diversified structure between the markets in which the Group operates: Europe (69%), Latin America (19%) and the US (11%).
At the end of 2025, 64% of loans and advances to customers maturing in more than one year had a fixed interest rate, while the other 36% had a floating interest rate:

Gross loans and advances to customers (excluding reverse repos)
% of operating areas. December 2025. Including Poland

•In Spain, 53% of loans and advances to customers were fixed rate and 47% were floating rate.
•Outside of Spain, 67% of loans and advances to customers were fixed rate and 33% were floating rate.
For more details on the distribution of loans and advances to customers by business line, see note 10.b to the consolidated financial statements.

Loans and advances to customers with maturities exceeding one year as at 31 December 2025
EUR million. Including Poland
	Domestic		International		TOTAL
	Amount	Weight as % of the total	Amount	Weight as % of the total	Amount	Weight as % of the total
Fixed	74,310	53%	365,419	67%	439,729	64%
Floating	66,131	47%	183,311	33%	249,442	36%
TOTAL	140,441	100%	548,730	100%	689,171	100%
Annual report 2025    439

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Total customer funds
EUR million. Including Polan
			Change
	Dec-25	Dec-24	Absolute	%	Dec-23
Demand deposits	685,961	677,818	8,143	1.2	661,262
Time deposits	312,465	299,801	12,664	4.2	307,085
Mutual funds A	263,889	233,722	30,167	12.9	208,528
Customer funds	1,262,315	1,211,341	50,974	4.2	1,176,875
Pension funds A	16,112	15,646	466	3.0	14,831
Managed portfolios A	50,604	43,118	7,486	17.4	36,414
Repurchase agreements	97,401	78,317	19,084	24.4	78,822
Total funds	1,426,432	1,348,422	78,010	5.8	1,306,942
A. Including managed and marketed funds.
Customer deposits fell 1% year-on-year to EUR 1,041,200 million as at 31 December 2025. This year-on-year comparison was also affected by the Poland disposal as, in accordance with IFRS 5 requirements and only from 30 June 2025 onwards, the liabilities related to the Poland disposal are aggregated under the 'liabilities associated with non-current assets held for sale' line, without affecting liabilities in previous periods.
The Group uses customer funds (customer deposits, excluding repos, plus mutual funds) to analyse traditional retail banking funds. We continue to analyse customer funds including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. As at 31 December 2025, they amounted to EUR 1,262,315 million and grew 4% year-on-year.
To facilitate the analysis of Santander's management, the comments below do not consider the exchange rate impact (i.e., in constant euros), except for Argentina and any grouping which includes it. For further information, see section 6. 'Alternative performance measures' of this chapter.

Customer funds (excluding repos)
EUR billion. Including Poland

Dec-25 vs. Dec-24
+4%	A

+13%

+2%

Total
Mutual fundsB
Deposits excluding repos

A. In constant euros: +6%.
B. Including managed and marketed funds.

Compared to December 2024, customer funds including Poland rose 6% in constant euros, as follows:
•By product, customer deposits excluding repos rose 5%, with an increase in both demand (+4%) and time deposits (+7%). Mutual funds rose 14%, with widespread increases across most businesses and countries.
•By business, customer funds increased 6% in Retail, mainly driven by time deposits in Europe and South America. In Consumer, customer funds also rose 6%, in line with our deposit gathering strategy. In CIB, customer funds grew 4%, due to deposits in Cash Management. In Wealth, they were up 12%, driven mainly by mutual funds.
Customer funds (including Poland) maintained a diversified structure across the markets in which the Group operates: Europe (70%), Latin America (22%) and the US (8%). The weight of demand deposits was 54% of total customer funds, while time deposits accounted for 25% and mutual funds 21%.
In addition to capturing customer deposits, for strategic reasons the Group has a selective policy on issuing securities in international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.
For more details on debt issuances and maturities, see section 4.4 'Liquidity and funding management' in this chapter.

Customer funds (excluding repos)
% of operating areas. December 2025. Including Poland
Annual report 2025    440

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
4.4 Liquidity and funding management

Executive Summary

Regulatory ratios		Debt issuances in 2025

The LCR and NSFR ratios amply exceed regulatory requirements (both 100%)		We issued around EUR 70 billion in debt in 2025, diversified by product, currency, country and maturity
LCR A	NSFR	EUR 41.0 bn	Medium- and long-term debt

155%	126%	EUR 27.6 bn	Securitizations

vs. 100% regulatory requirement	vs. 100% regulatory requirement	Comfortable and stable funding structure

High contribution from customer deposits

		98%	Loan-to-deposit ratio
Note: liquidity ratios as of 31 December 2025.
A.Group LCR.

Liquidity management
Our structural liquidity management aims to optimize maturities and costs, as well as avoid undesired liquidity risks in funding Santander’s operations, and is based on these principles:
•Decentralized liquidity model.
•Medium- and long-term (M/LT) funding needs must be covered by medium- and long-term instruments.
•High contribution from customer deposits due to the retail nature of the balance sheet.
•Wholesale funding sources diversified by instrument, investor, market, currency and maturity.
•Limited use of short-term (ST) funding.
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
•Balance sheet and liquidity risk. In-depth analysis that supports decisions and controls to ensure liquidity levels cover short- and long-term needs with stable funding sources and optimize funding costs.
Each subsidiary has a conservative risk appetite framework (based on their commercial strategy) which sets out the liquidity risk management framework. Subsidiaries must work within the framework limits to achieve their strategic objectives.
•Liquidity management adapted to the needs of each unit. We prepare a liquidity plan every year to achieve:
•a solid balance sheet structure, with a diversified footprint in wholesale markets;
•stable liquidity buffers and limited asset encumbrance; and
•compliance with regulatory and other metrics included in each entity’s risk appetite statement.
We monitor all these components of the plan throughout the year.
Santander continues to carry out the Internal Liquidity Adequacy Assessment Process (ILAAP) as part of its other risk management and strategic processes to measure liquidity in ordinary and stressed scenarios. The quantitative and qualitative items we consider are also inputs for the Supervisory Review and Evaluation Process (SREP).

Annual report 2025    441

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Once a year, we must submit a board-approved ILAAP assessment to supervisors to demonstrate that our funding and liquidity structures will remain solid in all scenarios and our internal processes will ensure sufficient liquidity (based on analyses that each subsidiary conducts according to local liquidity management models).
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
Over the last few years, Santander and each subsidiary have developed a comprehensive special situations management framework that centralizes our governance for such scenarios. It contains contingency funding plans that form part of our governance model, including feasible, pre-assessed actions that follow a defined timeline, are categorized and prioritized, and provide for sufficient liquidity and execution time to mitigate stress scenarios. For more details, see the 4.6 'Special situations and resolution' section in this chapter.
Funding strategy and liquidity in 2025
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
We have adapted our funding strategies to business trends, market conditions and new regulations. In 2025, we improved specific aspects, without significant changes in liquidity management or funding policies and practices. We believe this will enable us to start 2026 from a strong position and with no growth restrictions.
Our subsidiaries continue to apply the same funding and liquidity management strategies to:
•maintain sufficient and stable M/LT wholesale funding levels;
•ensure the right volume of assets that can be discounted in central banks as part of the liquidity buffer; and
•generate liquidity from the retail business.
These developments provide Santander with a very strong funding structure with the following characteristics:
•Customer deposits are our main funding source. As at 31 December 2025, they represented just over two thirds of net liabilities (i.e. of the liquidity balance sheet). They are highly stable because they mainly arise from retail customer activity. For more details, see the 'Liquidity in 2025' section.

Group liquidity balance sheet
%. December 2025

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
•M/LT funding (including M/LT debt issuances and securitizations) accounted for nearly 18% of net liabilities at the end of 2025 (similar to 2024).
•The outstanding balance of M/LT debt issued (to third parties) at the end of 2025 was EUR 211,353 million. Our maturity profile is comfortable and well balanced by instrument, with a weighted average maturity of 4.3 years (similar levels to 2024 year-end).
These tables show our funding by instrument over the past three years and their maturity profile:
Annual report 2025    442

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Group. Stock of medium- and long-term debt issuances A
EUR million
	Dec-25	Dec-24	Dec-23
AT1/Preferred shares	11,528	11,254	9,892
Tier 2/Subordinated	16,542	23,468	20,708
Senior debt	131,077	137,693	125,951
Covered bonds	52,206	50,207	49,639
Total	211,353	222,623	206,190
A. Placed in markets. Does not include securitizations, agribusiness notes and real estate credit notes.

Group. Distribution by contractual maturity
EUR million. December 2025
	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	12-24 months	2-5 years	more than 5 years	Total
AT1/Preferred shares	—	—	—	—	—	—	—	11,528	11,528
Tier 2/Subordinated	—	—	—	187	8	241	4,288	11,819	16,542
Senior debt	4,275	2,018	2,182	2,589	3,213	24,779	57,084	34,937	131,077
Covered bonds	3,598	4,958	1,033	1,285	222	11,813	19,227	10,071	52,206
Total	7,872	6,976	3,215	4,061	3,443	36,833	80,599	68,354	211,353
Note: There are no additional guarantees for any of the debt issued by the Group’s subsidiaries.
In addition to M/LT wholesale debt issuances, we have securitizations placed in the market as well as collateralized and other specialist funding totalling EUR 70,007 million as at 31 December 2025, including EUR 13,613 million in debt instruments placed with private banking clients in Brazil.
This chart shows the similarity of the geographic breakdown of our loans and advances to customers and M/LT wholesale funding across our footprint. This distribution is very similar to 2024, both in loans and in M/LT wholesale funding.

Loans and advances to customers and M/LT wholesale funding
%. December 2025
Wholesale funding from short-term issuance programmes is a residual part of Santander’s funding structure, which is related to treasury activities and is comfortably covered by liquid assets.
The outstanding short-term wholesale funding balance at 31 December 2025 was EUR 43,074 million, of which: 58% was in European Commercial Paper, US Commercial Paper and domestic programmes issued by Banco Santander, S.A.; 11% in certificates of deposit and commercial paper programmes in the UK; 18% in Santander Consumer Finance commercial paper programmes; and 13% in issuance programmes in other subsidiaries.
Liquidity in 2025
The key liquidity takeaways from 2025 were:
•basic liquidity ratios remained at comfortable levels;
•regulatory liquidity ratios were well above minimum requirements; and
•our asset encumbrance from funding operations was moderate.
The Group's liquidity position in 2025 is set in the context of a gradual normalization of monetary policy at the global level. Following the tightening cycle implemented in 2023–2024 to contain inflationary pressures, most major economies have begun a transition towards more neutral monetary stances, aided by more contained inflation and better anchored expectations.
In Latin American economies, this process has resulted in gradual interest rate cuts, contributing to more stable funding conditions.

Annual report 2025    443

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
In the US, monetary policy began to show signs of easing, amid more moderate inflation and recent changes in macroeconomic conditions.
Likewise, the Bank of England continued to loosen its monetary policy, setting the benchmark rate at 3.75%. Exposure to the Term Funding Scheme with additional incentives for SMEs (TFSME) in the UK stood at GBP 11 billion as at 31 December 2024. During 2025, we repaid GBP 7.1 billion, bringing the outstanding balance at year-end to approximately GBP 3.9 billion.
This more stable macroeconomic and monetary environment contributed to the Group's commercial activity not generating significant liquidity consumption during the year.
Overall, subsidiaries have neither required nor provided material contributions, as credit growth was offset by deposits. However, in Spain, the increase in deposits was driven by active acquisition and retention management, while in the US, liquidity improved due to the increase in Openbank deposits.
i) Basic liquidity ratios at comfortable levels
As at 31 December 2025, Santander recorded:
•A credit to net assets ratio (i.e., total assets minus trading derivatives and inter-bank balances) of 68%, a similar level to previous years.
•A net loan-to-deposit ratio (LTD) of 98%, a very comfortable level (well below 120%), similar level to 100% at 31 December 2024.
•A customer deposits and M/LT funding to net loans and advances ratio of 128%, broadly in line with last year.
•Limited recourse to short-term wholesale funding (3% of total funding), in line with previous years.
•An average structural surplus balance, defined as the excess of structural funding sources (deposits, M/LT funding and capital) against structural liquidity needs from fixed assets and loans, of EUR 379,488 million in the year.
The consolidated structural surplus stood at EUR 391,124 million as at 31 December 2025. Fixed-income assets (EUR 317,794 million), equities (EUR 30,314 million) and net interbank and central bank deposits (EUR 130,385 million) were partly offset by short-term wholesale funding (-EUR 43,074 million) and short positions (-EUR 44,074 million). This totalled around 25% of our net liabilities (similar to previous years).
This table shows Santander’s basic liquidity monitoring metrics in recent years:

Group’s liquidity monitoring metrics
%
	Dec-25	Dec-24	Dec-23
Loans A / Net assets	68%	68%	68%
Loan A -to-deposit ratio (LTD)	98%	100%	99%
Customer deposits and medium- and long-term funding / Loans A	128%	128%	127%
Short-term wholesale funding / Net liabilities	3%	2%	3%
Structural liquidity surplus (% of net liabilities)	25%	24%	23%
A. Net loans and advances to customers.
The table below shows the principal liquidity ratios of our secondary segments as at 31 December 2025:

Secondary segments' liquidity metrics
%. December 2025
	LTD ratio (loans A / deposits)	Deposits + M/LT funding / Loans A
Spain	75%	145%
UK	107%	111%
Portugal	102%	112%
Poland	74%	143%
Digital Consumer Bank	169%	85%
US	109%	112%
Mexico	86%	123%
Brazil	95%	134%
Chile	135%	94%
Argentina	81%	125%
Group	98%	128%
A. Net loans and advances to customers.
In 2025, the key drivers of Santander's and its subsidiaries' liquidity were:
•Commercial activity provided liquidity during the year.
•Issuance activity remained strong, focused on covering upcoming maturities and, in the case of the UK, on repaying central bank funding. The subsidiaries completed the funding plan established for 2025.
Annual report 2025    444

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
In 2025, Santander issued EUR 68,633 million in M/LT funding (at year-average exchange rates).
By instrument, issuances of M/LT fixed income debt (i.e., covered bonds, senior debt, subordinated debt and capital hybrid instruments) stood at EUR 41,019 million in 2025 (a 22% decrease year-on-year). Securitizations and structured finance totalled EUR 27,614 million in 2025, a 6% increase year-on-year.
Spain issued the most M/LT fixed income debt (excluding securitizations), followed by the UK. In a context of lower issuance activity, Spain also recorded the largest decline, particularly in senior debt issuances, Tier 2 and senior non-preferred, while covered bonds increased. In the US, the decline is mainly explained by both issuances and lower securitization activity. The main issuers of securitizations were the US and Santander Consumer Finance.
The charts below show issuances in 2025 by instrument and region:

Distribution of issuances by instrument and country
%. 2025

The issuance of eligible hybrid instruments, such as AT1 or subordinated debt, depends in part on risk-weighted asset growth. In 2025, the weight of these hybrid instruments was less than in 2024. Similarly, the weight of senior debt and covered bonds declined while securitization increased.

In 2025, the Group issued, valued at the average exchange rate for the year, EUR 14,722 million in senior non-preferred and subordinated debt instruments, of which: EUR 12,505 million was senior non-preferred debt from Banco Santander, S.A., the US, the UK and Poland; EUR 717 million was subordinated debt issued by Banco Santander, S.A. and Brazil; and EUR 1,500 million of AT1 eligible hybrid instruments were issued by Banco Santander, S.A.
In summary, in 2025, we retained comfortable access to all our markets having issued and securitized debt in 24 currencies, involving 30 major issuers from more than 10 countries and with an average maturity of 4.3 years.
ii) Compliance with regulatory ratios
Within the liquidity management model, Santander manages implementation, monitoring and compliance with the liquidity requirements established under international financial regulations.
Liquidity Coverage Ratio (LCR)
As the regulatory LCR requirement has been at 100% since 2018, we set a risk appetite of 110% at the consolidated and subsidiary level.
Our good baseline short-term position liquidity, combined with the autonomous management of the ratio in all the main units, enabled us to maintain levels of over 100% throughout the year, both at the consolidated and individual levels.
The Consolidated LCR ratio as at end December 2025 was 145%, comfortably exceeding internal and regulatory requirements. This ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions.
The Group LCR ratio as at end December 2025 was 155%. This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk.
However, given that the Group manages liquidity in a decentralized approach, the consolidated metrics are not considered a representative indicator of its liquidity position.
This table shows that all our subsidiaries substantially exceeded the required minimum in 2025 and the comparison versus 2024. Santander UK’s figures only include activities that the Financial Services and Markets Act 2000 leaves within the Ring-Fenced Bank.
Annual report 2025    445

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Liquidity Coverage Ratio (LCR)
%
	December 2025	December 2024
Parent bank	144%	162%
United Kingdom	162%	154%
Portugal	133%	142%
Poland	219%	220%
Santander Consumer Finance	212%	263%
US	157%	179%
Mexico	157%	212%
Brazil	180%	168%
Chile	185%	181%
Argentina	186%	226%
Group LCR	155%	168%
Consolidated LCR	145%	153%
Net Stable Funding Ratio (NSFR)
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
The high weight of customer deposits (which are more stable), permanent liquidity needs deriving from commercial activity funded by medium- and long-term instruments and limited recourse to short-term funding help maintain our balanced liquidity structure as reflected in our consolidated and subsidiary NSFRs which all exceeded 100% in December 2025.
The following table provides details by entity as well as a comparison with 2024. Santander UK’s figures only include activities that the Financial Services and Markets Act 2000 leaves within the Ring-Fenced Bank. All figures were calculated using European regulations.

Net Stable Funding Ratio (NSFR)
%
	December 2025	December 2024
Parent bank	121%	122%
United Kingdom	135%	137%
Portugal	120%	120%
Poland	156%	156%
Santander Consumer Finance	116%	116%
US	122%	120%
Mexico	122%	128%
Brazil	118%	114%
Chile	112%	112%
Argentina	153%	181%
Group	126%	126%
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
The tables below show the asset encumbrance data we must submit to the EBA as of December 2025.
On-balance-sheet encumbered assets amounted to EUR 304.9 billion, of which 50% were loans and advances (e.g., mortgages and corporate loans). Off-balance-sheet encumbrance stood at EUR 185.2 billion and mainly related to debt securities received as collateral in reverse repos and reused ('rehypothecated').
In total, encumbered assets amounted to EUR 490.1 billion, giving rise to associated liabilities of EUR 472.0 billion.
At the end of 2025, total asset encumbrance in funding operations was 23.1% of the Group's extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 2,122.9 billion), similar percentage to 2024.

Annual report 2025    446

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Group. Disclosure on asset encumbrance as at 31 December 2025
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Assets	299.8	—	1,537.2	—
Loans and advances	168.8	—	1,181.0	—
Equity instruments	9.6	9.6	13.9	—
Debt instruments	93.8	94.3	189.7	190.6
Other assets	27.6	—	152.8	—

Group. Collateral received as at 31 December 2025
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	161.0	49.6
Loans and advances	1.2	0.0
Equity instruments	7.0	7.5
Debt instruments	152.8	41.9
Other collateral received	—	0.2
Own debt securities issued other than own covered bonds or ABSs	0.1	2.3

Group. Encumbered assets/collateral received and associated liabilities as at 31 December 2025
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	363.0	460.9
Rating agencies
Rating agencies influence Santander’s access to wholesale funding markets and the cost of its issuances.
The agencies listed below regularly review our ratings. Debt ratings depend on several internal factors (business model, strategy, capital, income generation capacity, liquidity, sustainability related factors, etc.) but also on external factors related to economic conditions, the industry and sovereign risk across our footprint.
Sometimes the methodology applied by the rating agencies limits a bank's rating to the sovereign rating of the country where it is headquartered. As at end 2025, Banco Santander, S.A. was rated above the sovereign debt rating of the Kingdom of Spain in long-term senior debt by Moody's and Fitch, and rated at the same level by Standard & Poor's (S&P) and DBRS. These ratings above the sovereign demonstrate our financial strength and the benefits derived from our diversification.
At the end of 2025, the ratings from the main agencies were:

Rating agencies
	Long term	Short term	Outlook
DBRS	A (High)	R-1 (Middle)	Stable
Fitch Ratings	A (Senior A+)	F1 (Senior F1)	Stable
Moody's	A1	P-1	Stable
Standard & Poor's	A+	A-1	Stable
Following the upgrade of the Kingdom of Spain’s rating in September 2025, Moody’s upgraded Santander’s long-term rating to A1 and maintained the short-term rating at P-1 in October.
Fitch upgraded the rating on senior long-term debt issuances to A+ in Q1 2025.
In Q3 2024, S&P confirmed Santander’s credit rating at A+ for long-term debt issuances and at A1 for short term. It has maintained the rating of our AT1 instruments at BBB- (investment grade) since Q2 2024.
Finally, all four agencies set the outlooks as stable, in line with the sovereign rating.
Annual report 2025    447

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Funding outlook for 2026
Grupo Santander has begun 2026 in a comfortable position and with a good funding outlook for the year, despite some uncertainty stemming from the global macroeconomic and geopolitical situation.
We expect a moderate lending increase across our footprint, together with a good performance of deposits, which should not put pressure on liquidity in the retail business.
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
Santander has been active at the beginning of 2026. Banco Santander, S.A. pre-funded approximately EUR 3.2 billion in 2025. In January 2026, the main issuers in the Group (Banco Santander, S.A., Santander UK and Santander Holdings USA) had already issued EUR 3.0 billion, which, together with the pre-funding, amounts to around EUR 6.2 billion.
Due to the recent announcement of the USD 12.2 billion acquisition of Webster in the US, the financial plans of the Parent Company and the US will be reassessed to account for any necessary changes, though it is not expected to have a significant impact on our liquidity metrics.
Annual report 2025    448

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
4.5 Capital management and adequacy. Solvency ratios

Executive summary

	Capital ratios	CET1

The CET1 ratio increased 0.7 pp in the year to 13.5%, well ahead of our 13% year-end target and above our operating range of 12-13%		Strong organic generation driven by higher profit and risk transfer and balance sheet mobilization initiatives
%		Attributable profit generation in 2025	+223 bps

TNAV per share

The TNAV per share was EUR 5.76, +14% year-on-year including cash dividends paid in 2025

Note: December 2024 ratios are reported on a fully-loaded basis, excluding the transitional arrangements under IFRS 9 and CRR2.

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
•Integrating capital metrics into management at the business, ensuring alignment with the Group’s objectives. Continuously monitoring stock and new business profitability as well as new business pricing at the country unit, global business, segment and customer levels, in addition to tracking businesses, portfolios and customers with profitability below the minimum target.
•Coordinating and promoting the bank’s asset mobilization plan (e.g., securitizations, guarantees, sales).
•Preparing internal capital reports, and reports for the supervisory authorities and the market (ICAAP, Pillar 3 reports and stress tests).
•Planning and managing other loss-absorbing instruments other than regulatory capital instruments (MREL and TLAC).

Santander's capital function has the following aims:

Capital allocation	Maximize profitability in the economic cycle	Shift towards a fee-based, capital-light model

Capital allocation based on shareholder value creation by measuring profitability on a full cost allocation basis	Sustain profitability improvements in a changing macroeconomic environment	Continue to embrace a fee-based, capital-light model, given intense competition from peers operating with lighter capital models with more competitive pricing

Provide economic value to shareholders	Continue building a sound capital base
Improve free capital generation by increasing profitability per unit of capital deployed as well as by mitigating impacts that hinder free capital generation	Continuously improve the Group’s capital base, while cautiously following the profitable RWA growth mandate

Santander’s goal is to generate capital growth and value creation for shareholders

Annual report 2025    449

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
The main measures we took in 2025 were:
Issuances of hybrid capital and other loss-absorbing instruments
In 2025, Banco Santander, S.A. issued EUR 1.5 billion in contingently convertible preferred shares (CoCos), which replaced an AT1 issuance of the same amount that was called in a tender offer, and a EUR 360 million issuance of subordinated tier 2 debt.
Additionally, Banco Santander, S.A. issued around EUR 6.5 billion in senior non-preferred debt and EUR 2.4 billion of senior preferred debt.
Dividends and shareholder remuneration
The board applied the current shareholder remuneration policy to the 2025 results. This policy sets a target to allocate approximately 50% of the Group's net reported profit (excluding non-cash, non-capital ratios impact items) distributed almost evenly to cash dividends and share buybacks.
Additionally, on 5 February 2025, Banco Santander signalled its objective to allocate up to EUR 10 billion to share buybacks in relation to the 2025 and 2026 results, as well as expected capital excess. As part of this target, on 5 May 2025 Banco Santander announced its intention to distribute approximately 50% of the capital that will be released upon completion of the sale of its 49% stake in Santander Bank Polska S.A., through a share buyback of approximately EUR 3.2 billion in early 2026 and that, as a result, it could exceed the EUR 10 billion target. Upon announcing the agreements to acquire TSB and Webster on 1 July 2025 and 3 February 2026 respectively, Banco Santander confirmed its goal to distribute at least EUR 10 billion in share buybacks with regard to the 2025 and 2026 results and excess capital.
In execution of the above, shareholder remuneration for financial year 2025 comprised the following:
•Interim remuneration.
•On 30 July 2025, the board resolved to execute the First 2025 Buyback Programme worth up to EUR 1,700 million (equivalent to approximately 25% of the Group's net reported profit in H1’25). For further details, see 'First 2025 Buyback Programme' in the 'Corporate governance' chapter.
•On 30 September 2025, the board resolved to pay an interim cash dividend in relation to the 2025 results of 11.5 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's net reported profit in H1’25), which was paid from 3 November 2025.
•Final remuneration.
•On 3 February 2026, the board of directors resolved to implement the Second 2025 Buyback Programme worth up to EUR 5,030 million and for which the required regulatory authorization had been obtained. The programme started on 4 February 2026. For more details, see 'Second 2025 Buyback Programme' in the 'Corporate governance' chapter.
•On 24 February 2026, the board of directors resolved to submit to the 2026 AGM the approval of a final cash dividend in the gross amount of 12.5 euro cents per share entitled to dividend. Subject to AGM approval, the dividend will be payable from 5 May 2026.
Once these actions are completed, total shareholder remuneration in relation to the 2025 results will be EUR 7,050 million (approximately 50% of the Group's 2025 net reported profit, excluding non-cash, non-capital ratios impact items), split almost evenly between cash dividends (EUR 3,520 million) and share buybacks (EUR 3,530 million). For more details, see section 3.3 'Dividends and shareholder remuneration' in the 'Corporate governance' chapter.
Strengthening our active capital management culture
We continue to focus on disciplined capital allocation and shareholder remuneration after achieving our 2025 objective of maintaining a CET1 ratio in our 12-13% operating range and ending the year above 13%.
In 2026, our operating range remains between 12-13% and we have set the objective of ending the year between 12.8-13% following the acquisition of Webster.
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
Santander places high value on its long-term sustainability and the efficient use of capital in the incentives of the Group's main executives. We considered certain aspects relating to capital management and returns when setting senior managers' 2025 variable remuneration including return on risk-weighted assets (RoRWA), return on tangible equity (RoTE) and other relevant capital metrics (capital generation or CET1). For more information, see section 6.3 'Remuneration of directors for executive duties' in the Corporate governance chapter.
A. Phased-in CRR 3.
Annual report 2025    450

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

CET1 ratioA
%

Regulatory phased-in CET1 ratioB
%
12.3	12.8	13.5

Main capital data and solvency ratios
EUR million
	Dec-25	Dec-24
	Phased inB	Phased inB	Fully loadedC
Common equity (CET1)	84,739	79,800	79,705
Tier1 (T1)	94,385	90,170	90,076
Eligible capital	111,845	108,589	107,106
Risk-weighted assets	629,430	624,503	624,477
CET1 capital ratio	13.5%	12.8%	12.8%
T1 capital ratio	15.0%	14.4%	14.4%
Total capital ratio	17.8%	17.4%	17.2%
Leverage ratio	4.90%	4.78%	4.78%

A.2023 and 2024 ratios are fully loaded, while the 2025 ratio is phased in.
B.The phased-in ratios include the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Regulation on Capital Requirements (CRR) and subsequent amendments introduced by Regulation 2020/873 of the European Union. Additionally, the Tier 1 and total phased-in capital ratios include the transitory treatment according to chapter 2, title 1, part 10 of the aforementioned CRR.
C.CRR 3 fully-loaded criteria are not yet fully defined. However, our estimate for the fully-loaded CET1 ratio is comfortably above our >12% Investor Day target for 2025.
Capital ratios in 2025
After applying the transitory CRR provisions, the phased-in CET1 ratio at the end of 2025 was 13.5%, a 0.7 pp increase in the yearA.
The growth in the CET1 ratio was driven by 223 bps of capital generation from attributable profit and by positive impacts from markets and others (mostly HTC&S portfolio valuations). These were partially offset by a -121 bp impact related to capital distributions, including the deduction for the accrual of shareholder remuneration against profit earned in 2025 (in line with our 50% payout target) and AT1 costs.
Net RWA growth in the year resulted in a 25 bp charge (risk transfer initiatives partly compensated organic RWA growth). Additionally, we recorded -16 bps related to regulatory headwinds.
In January 2026, Santander completed the disposal of Santander Poland (see section 2. 'Significant events in 2025' in this chapter) which generated c.95 bps of additional capital, deployed to shareholders via an additional share buyback (which commenced on 4 February 2026) and towards the acquisition of TSB, once completed, with impacts estimated at c.-55 bps and c.-50 bps, respectively.

CET1 ratio in 2025
%
A.The December 2024 ratio is reported on a fully-loaded basis, excluding the transitional arrangements under IFRS 9 and CRR 2.
B.Deduction for expected shareholder remuneration and AT1 costs. Our target payout for 2025 results is approximately 50% of Group reported profit (excluding non-cash, non-capital ratios impact items), divided approximately equally between cash dividends and share buybacks. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.
Annual report 2025    451

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Regulatory capital ratios (phased-in)
The phased-in ratios are calculated by applying the CRR transitory schedules. In general terms, the CRR 2 transitory schedule ended on 31 December 2024 while the CRR 3 phase applies from 1 January 2025.
On a consolidated basis, the minimum levels required by the European Central Bank in 2025 were 9.8% for the CET1 ratio and 14.1% for the total capital ratio.
Our capital requirements increased in 2025 compared to 2024 due to:
•higher countercyclical buffer requirements by the competent authorities in the countries in which we operate (+0.17 pp), mainly due to the activation of a countercyclical buffer of 0.50% of exposures in Spain; and
•a greater systemic risk buffer requirement (+0.03 pp).
At year end, the phased-in CET1 ratio was 13.5%, resulting in a CET1 management buffer of 362 bps. This shows our ability to generate capital organically, our solid position to be able to pay dividends and our strong capital management.
The total phased-in capital ratio was 17.8%. Taking into account the shortfall in AT1, Santander exceeded the 2025 minimum regulatory requirements (i.e. distance to the maximum distributable amount - MDA) by 333 bps.
The phased-in leverage ratio stood at 4.90%.
A. Countercyclical buffer.
B. Systemic risk buffer.
C. Global systemically important banks (G-SIB) buffer.
D. Capital conservation buffer.

Regulatory capital (phased-in). Flow statement
EUR million
2025
Capital Core Tier 1 (CET 1)
Starting amount (31/12/2024)	79,800
Shares issued in the year and share premium	(3,519)
Treasury shares and own shares financed	(198)
Reserves	(1,376)
Attributable profit net of dividends	10,576
Other retained earnings	(1,301)
Minority interests	558
Decrease/(increase) in goodwill and other intangible assets	920
Other	(722)
Ending amount (31/12/2025)	84,739
Additional Capital Tier 1 (AT1)
Starting amount (31/12/2024)	10,371
AT1 eligible instruments	(788)
AT1 excesses - subsidiaries	63
Residual value of intangible assets	—
Deductions	—
Ending amount (31/12/2025)	9,645
Capital Tier 2 (T2)
Starting amount (31/12/2024)	18,418
T2 eligible instruments	(1,115)
Generic funds and surplus loan-loss provisions-IRB	—
T2 excesses - subsidiaries	157
Deductions	—
Ending amount (31/12/2025)	17,460
Deductions from total capital	—
Total capital ending amount (31/12/2025)	111,845
Annual report 2025    452

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
These tables show the total risk-weighted assets (comprising the denominator of capital requirements based on risk) as well as their geographic distribution.

Risk-weighted assets (phased-in CRR, phased-in IFRS 9)
EUR million
	RWAs		Minimum capital requirements
	Dec-25	Dec-24	Dec-25
Credit risk (excluding CCR) A	471,745	499,560	37,740
Of which: standardized approach (SA)	280,993	283,612	22,479
Of which: the foundation IRB (FIRB) approach	52,965	59,981	4,237
Of which: slotting approach B	15,018	13,840	1,201
Of which: IRB equities under the simple risk-weighted approach	3,250	4,724	260
Of which: the advanced IRB (AIRB) approach	114,036	129,919	9,123
Counterparty credit risk (CCR)	14,081	18,089	1,127
Of which: standardized approach	11,816	15,035	945
Of which: internal model method (IMM)	—	—	—
Of which: exposures to a CCP	372	294	30
Of which: other CCR	1,894	2,761	152
Credit valuation adjustments risk - CVA risk	2,461	679	197
Of which the basic approach (F-BA and R-BA)	2,461	679	197
Settlement risk	555	173	44
Securitization exposure in the banking book (after the cap)	16,683	15,705	1,335
Of which: SEC-IRBA approach	7,547	7,285	604
Of which: SEC-ERBA approach	2,454	2,484	196
Of which: SEC-SA approach B	6,682	5,935	535
Of which: 1,250% deduction C	—	—	—
Position, foreign exchange and commodities risks (Market risk)	21,478	17,946	1,718
Of which: standardized approach	11,853	10,693	948
Of which: internal model approach (IMA)	9,625	7,253	770
Large exposures	—	—	—
Operational risk	102,427	72,351	8,194
Amounts below the thresholds for deduction (subject to 250% risk weight)	24,315	22,656	1,945
Output floor applied (%)	50%	N/A	N/A
Total B	629,430	624,503	50,354
A.Includes equities under the PD/LGD approach.
B.For more detail, see Pillar 3 report.
C.Information prepared following the update of the EBA (24.05.22, 'ITS on institutions’ Pillar 3 public disclosures'). Banco Santander, S.A. deducts from capital those securitizations that meet the deduction requirements, and therefore does not apply a 1,250% weighting to these exposures. This row does not include the EUR 7,742 million in 2025 and EUR 8,367 million in 2024 that would result from applying this weighting to these exposures.

Annual report 2025    453

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

RWAs by geographical distribution (phased-in CRR, phased-in IFRS 9)
EUR billion
	TOTAL	EUROPE	o/w: Spain	o/w: United Kingdom	NORTH AMERICA	o/w: US	SOUTH AMERICA	o/w: Brazil
Credit risk (excluding CRR)	505	313	169	55	78	52	114	80
of which, standardised approach (SA)	280	122	47	18	67	50	91	59
of which, internal rating-based (IRB) approach	183	156	95	33	8	0	18	17
of which, securitizations A	17	14	10	2	2	2	0	0
of which, rest	26	20	17	1	2	1	5	3
Market risk	21	16	16	0	1	1	4	2
Operational risk	102	52	25	12	21	16	23	8
Total	629	381	210	68	100	70	142	90

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

Group €629bn
€381bn
61%
Of which
€210bn (55%)
€68bn (18%)
€100bn
16%
Of which
€70Bn (70%)
€142bn
23%
Of which
€90Bn (63%)

Note: EUR 6 billion allocated to other countries (1% of total Group RWAs).
Annual report 2025    454

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
This table presents the main changes to capital requirements from credit risk:

Credit risk capital movements A
EUR million
	RWAs	Capital requirements
Starting amount (31/12/2024)	533,207	42,657
Asset size	11,960	957
Asset quality	(1,814)	(145)
Model updates	2,636	211
Methodology and policy	(26,227)	(2,098)
Acquisitions and disposals	470	38
Foreign exchange movements	(17,564)	(1,405)
Other	—	—
Ending amount (31/12/2025)	502,668	40,213
A. Includes capital requirements from equity, securitizations and counterparty risk (excluding CVA and CCP).
Credit risk RWAs decreased EUR 30,539 million in 2025. This was largely due to 'Methodology and policy' driven by changes introduced by the new CRR 3 capital regulation, which resulted in an impact of -EUR 27,310 million (primarily in advanced models due to the removal of the scaling factor, the application of the effective maturity (M) in F-IRB and the reduction of unsecured LGD in corporate exposures under the F-IRB approach). Risk-weighted assets also declined due to the impact of exchange rates, -EUR 17,564 million (mainly the US dollar and the pound sterling) and, to a lesser extent, to 'Asset quality'.
These reductions were partially offset by increases in 'Asset size', with generalized growth across businesses, mitigated, in part, by securitizations (-EUR 24,621 million in the year). 'Model updates' also contributed to RWA growth (+EUR 2,636 million).
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
Required economic capital in December 2025 amounted to EUR 70,594 million. Compared to the available economic capital base of EUR 101,053 million, this implies a capital surplus of EUR 30,459 million.
Annual report 2025    455

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Reconciliation of economic and regulatory capital
EUR million
	Dec-25	Dec-24
Net capital and issuance premiums	42,245	45,961
Reserves and retained profits	95,237	85,979
Valuation adjustments	(40,445)	(38,323)
Minority interests	9,037	8,485
Prudential filters	(797)	(912)
Other	(4,224)	(4,847)
Base economic capital available	101,053	96,342
Deductions	(16,484)	(17,379)
Goodwill	(12,905)	(13,664)
Other intangible assets	(2,132)	(2,293)
DTAs	(1,447)	(1,423)
Other	170	743
Base regulatory (CET1) capital available A	84,739	79,705

Base economic capital available	101,053	96,342
Economic capital required B	70,594	69,984
Capital surplus	30,459	26,358

A.2024 data fully loaded, 2025 phased in.
B. For a better comparison with regulatory capital, the differences in goodwill due to FX changes are included in the required economic capital. All figures according to EC 2025 methodology.
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

The minimum return on capital a transaction must obtain is determined by the cost of capital (i.e. the minimum compensation required by shareholders). We calculate it by adding the premium shareholders demand to invest in Santander to the risk-free return. The premium depends essentially on the degree of volatility in our share price with respect to market performance. Santander's cost of capital in 2025 was 12.0% (similar to 2024).
On top of reviewing the cost of capital every year, we also estimate a cost of capital for each business unit based on its features (under the philosophy that subsidiaries manage capital and liquidity autonomously) to determine whether each business is capable of creating value on a standalone basis.
In 2025, we generated EUR 6.2 billion EVA for our shareholders. The following table shows the Group's economic value added and RoRAC at the end of December 2025.

Economic Value Added and RoRAC
EUR million
	2025		2024
	RoRAC	EVA	RoRAC	EVA
Total Group	19.9%	6,160	17.5%	4,332
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

Annual report 2025    456

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Santander has granular approval tools for the CIB and corporate segments which it uses to calculate the return on both regulatory and economic capital (RoRWA and RoRAC) and determine appropriate pricing. For retail segments, tools are locally developed by the units, tailoring them to the individual characteristics of each market. We also employ a granular tool to track returns on capital on a like-for-like basis between units.
Our approval tools enable us to identify and justify any new loans with a pricing below the minimum threshold and our monitoring tools enable us to identify operations with profitability below the cost of capital, thereby recurrently destroying value. To try to ensure that all customer relationships add value, we regularly monitor and actively manage low performing customers through specific action plans.
Both approvals and profitability monitoring have a robust approval and review governance which: i) ensures the consideration of minimum pricing thresholds are properly integrated into capital processes; ii) establishes a timely scaling/authorizing process; and iii) that detailed follow-ups are carried out for operations approved below the minimum threshold.

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
•Fees and operating expenses
•Market shocks and operational losses
•Credit losses and provisions. PIT LGD and PD models
•IFRS 9 models and migration among stages

3	Capital requirements forecasts	•Consistent with projected balance sheet •Regulatory and economic risk parameters (PD, LGD and EAD)

4	Solvency analysis	•Available capital base. Profits and dividends •Regulatory and legislative impacts •Capital and solvency ratios •Compliance with capital objectives •Regulatory and economic view

5	Action plan	•In the event of failure to comply with internal objectives or regulatory requirements

Annual report 2025    457

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
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
Senior managers are fully involved in and closely oversee capital planning under a framework that ensures proper governance and is subject to robust challenge, review and analysis.
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

Santander carries out its internal stress and capital planning transversally throughout the Group, at the consolidated and local levels. Our subsidiaries use it as an internal management tool, particularly to respond to local regulatory requirements.
We have undergone 10 external stress tests since the beginning of the economic crisis in 2008. Every test proved our strength and solvency in the most extreme and severe macroeconomic scenarios showing that, owing to our business model and geographic diversification, we would still be capable of generating a profit for shareholders while satisfying the most demanding regulatory requirements.
The ECB determines and sets Pillar 2 Guidance (P2G) according to the results of the adverse scenario in these supervisory stress tests, including the EU-level stress tests carried out by the EBA. When determining the P2G, the ECB considers the maximum impact expected on the CET1 ratio, which, for this purpose, is the difference between the lowest CET1 ratio in the adverse scenario over the projection horizon and the real CET1 ratio at the starting point. The following section details the result of the latest ECB and EBA stress test in 2025.
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
In 2022, Santander participated in the ECB's first climate risk stress test comprising three parts: i) the supervisor assessed entities’ internal capacities; ii) the entities provided information on their main customers' emissions and revenue shares by activity sector to the supervisor; and iii) the ECB made projections under various transition risk, heat wave risk and flood risk scenarios. The ECB published aggregate results for the industry as a whole.

Annual report 2025    458

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
ECB and EBA 2025 stress test
In August 2025, the European Banking Authority (EBA) published the results of its 2025 EU-wide stress test, which involved the major European banks, in coordination with the European Central Bank (ECB) and the European Systemic Risk Board (ESRB).
This exercise assesses the resilience of these banks' main balance sheet and income statement items under two different macroeconomic scenarios (baseline and adverse).
The balance sheets as at 31 December 2024 were taken as a starting point and the expected behaviours of business models of each of the banks were compared in order to gauge the expected losses and the ability of the balance sheet to withstand such losses without requiring external support.
On this occasion, as with previous exercises, there was no minimum capital threshold to meet. Instead, results will be taken into account when determining the SREP requirements.
The baseline scenario assumes the most likely economic performance according to the models used by the supervisor. The very unlikely adverse scenario assumes a severe deterioration in both macroeconomic and global financial market conditions. This year's adverse scenario assumes a severe global downturn caused by a hypothetical escalation in geopolitical tensions leading to a contraction in GDP, sustained inflation and a rise in unemployment.
The GDP scenarios used to project the evolution of the Group's main countries were as follows:

Gross Domestic Product (GDP)
Change (%)

	Spain		UK		US		Mexico		Brazil		Chile
	2025	2025-27	2025	2025-27	2025	2025-27	2025	2025-27	2025	2025-27	2025	2025-27
Baseline scenario	2.5	6.1	1.5	4.5	2.2	6.3	1.3	5.6	2.2	6.9	2.4	7.3
Adverse scenario	(2.5)	(4.0)	(4.5)	(10.3)	(5.1)	(3.3)	(4.7)	(7.0)	(3.3)	(2.9)	(5.1)	(3.2)
Since 2008, the Group has undergone 10 stress tests and demonstrated in all of them the strength of its business model and, consequently, that its solvency levels are sufficient to face the most severe macroeconomic scenarios.
Our business and geographic diversification provides us with more stable and non-interrelated sources of income, so that even if the macroeconomic situation were to deteriorate globally, we would be capable of generating profit for our shareholders while satisfying the most demanding regulatory requirements, and thereby ensure an adequate capital position in line with regulatory requirements.

Fully-loaded CET1 ratio 2027 vs. 2024
Adverse scenario. Basis points
According to the results obtained from this stress test, under the adverse scenario, Santander would destroy just 173 bps of fully-loaded capital. This compares to a peer average of 231 bps and the average of European banking system of more than 300 bps.
This implies that, in absolute terms, the Group at the end of the stressed horizon in the adverse scenario, would have a fully-loaded CET1 ratio that is 50 bps better than the average of its European peers.
Even in the adverse scenario, Santander was forecasted to generate a cumulative profit of EUR 10,769 million, well above its peers (average projected profit of EUR 805 million) and the system (averaging a projected loss of EUR 278 million).

Profit after tax (2025-2027)
Adverse scenario. EUR million

Peer average	System

Annual report 2025    459

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
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
From 1 January 2022, the TLAC term sheet requires each G-SIB to have an individually set minimum TLAC level that is the greater of 18% of RWAs and 6.75% of the Basel III Tier 1 leverage ratio exposure.
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
As of 31 December 2025, the TLAC of the resolution group headed by Banco Santander, S.A. stood at 27.2% of RWAs and 8.1% of the leverage ratio exposure.

The BRRD 2 was transposed into law in Spain in 2021.
G-SIBs also have a Pillar 2 requirement in addition to the minimum CRR TLAC requirement, owing to the MREL methodology in the BRRD 2.
In May 2025, Banco de España formally communicated the (binding) MREL requirement for the Banco Santander, S.A. Resolution Group (sub-consolidated):
•Until 7 May 2025, the Group needed to meet the minimum requirement set at the highest of 32.39% of the Resolution Group’s RWAs and 12.23% of the Resolution Group’s leverage ratio exposure. Of the total MREL requirement, a minimum subordination level was fixed as the highest of 11.30% of RWAs and 6.22% of the leverage ratio exposure. However, the Resolution Group headed by Banco Santander, S.A.'s minimum subordination is determined by TLAC, not by MREL, as the TLAC subordination requirement is greater. This MREL requirement was based on December 2022 data.
•From 7 May 2025 until a new official communication by Banco de España, the Group must meet the minimum requirement set at the highest of 31.92% of the Resolution Group’s RWAs and 12.75% of the Resolution Group’s leverage ratio exposure. Of the total MREL requirement, a minimum subordination level was fixed as the highest of 10.95% of RWAs and 6.27% of the leverage ratio exposure. This MREL requirement is based on December 2023 data.
•As at 31 December 2025, Banco Santander, S.A.'s MREL was 39.7% of RWAs and 15.2% of the leverage ratio exposure and subordinated MREL was 34.0% of RWAs and 13.1% of the leverage ratio exposure. As a result, Banco Santander, S.A. met its MREL requirements.

TLAC	MREL
%. 31 December 2025	%. 31 December 2025

A.CBR: Combined Buffer Requirement, comprising a capital conservation buffer (2.5%), a G-SII buffer (1.25%), a countercyclical capital buffer (0.59%) and a systemic risk buffer (0.08%).
Annual report 2025    460

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
4.6 Special situations and resolution
Corporate special situations and resolution framework: crisis management, recovery and resolution planning
This section summarizes the main developments in the year relating to preparing and strengthening mechanisms for a potential crisis, recovery plans and preparing and executing initiatives to improve resolvability plans.
Corporate framework for special situations and resolution
The framework enables our units and global businesses to aggregate and clearly interpret the various mechanisms for monitoring, escalating and managing both financial and non-financial events as well as governance. It helps link the action plans (e.g. contingency plans, business continuity plans, recovery plans) to be executed in each phase.
We base crisis governance on a collective decision-making model that is organized into and operated under severity levels to facilitate flexibility and sequential decision-making. For instance, in the most severe stages of a hypothetical crisis, the Gold committee, composed of the Group’s top executives supported by the Silver forum and other specialists such as the Bronze teams, would be the leading decision-making body.
The framework aims to encourage the sharing of best practices across the Group and continuous collaboration between subsidiaries and corporate teams (including coordination in the recovery planning and resolution preparation phases) to continue to effectively develop our management and control model.
Two of Santander's key processes are the recovery plan and the bail-in playbook, which describes the resolution tool's execution.
Crisis management
During 2025, we managed several important events, including: i) operational incidents, such as the major power blackout across the Iberian peninsula and the outage of the TARGET2 payment system, which settles euro-denominated wholesale transactions; ii) geopolitical and/or macroeconomic events, including the armed conflict in the Middle East and tariff-related tensions; and iii) natural disasters, such as the floods in Bahía Blanca, Argentina.
These events and the lessons derived from them underscored certain considerations, including:
•Responsiveness and resilience. The power blackout in Spain and Portugal demonstrated the Group's ability to maintain operational continuity in highly complex situations. Preparation and adequate contingency mechanisms help to limit disruptions to banking and financial services and thus, contribute to overall system stability.
•The importance of real-time information. In an increasingly dynamic financial environment, with factors such as instant payments and exposure to unpredictable events —including cyberattacks and technology failures— having real-time monitoring tools is essential to detect anomalies or spikes in activity that may signal the onset of critical situations.
•The benefits of ex ante preparation. Crisis simulation and management exercises conducted over the past few years continue to demonstrate their effectiveness by fostering swift and coordinated responses, based on prior experiences.
•Global coordination as a strength. Collaboration between the Group's subsidiaries and its five global businesses was a determining factor in the management of the events experienced in 2025. Mechanisms such as the ability to summon global crisis governance bodies, including the Bronze teams and the global Silver forum, close coordination between Crisis Management Directors (CMDs) and the relevant functions, as well as corporate guidelines, strengthened the effectiveness of the response.
To further strengthen and improve our crisis prevention and management model, we carried out several initiatives in 2025:
•We strengthened controls against internal threats, through specific programmes aimed at expanding preventive and response capabilities.
•We updated protocols related to disinformation and emerging threats, to adapt them to an increasingly complex environment in media and technology.
•We enhanced business continuity and operational resilience, through the review and expansion of the continuity plans in critical units, as well as the assessment of alternative solutions to ensure connectivity and operational continuity under adverse scenarios.
In conclusion, despite the very different nature and complexity of the challenges faced during 2025, the Group's crisis management model once again demonstrated its strength. Nevertheless, in an increasingly dynamic global environment, the Group remains firmly committed to further strengthening its mechanisms, capabilities and management tools in order to anticipate and effectively address potential challenges in the future.
Recovery plans
Context. During 2025, Santander drew up its 16th corporate recovery plan. It sets out measures we have at our disposal to survive a very severe crisis without extraordinary public aid, in accordance with article 5.3 of the BRRD.
Two of its primary aims are to test: i) the feasibility, effectiveness and credibility of the recovery measures; and ii) the suitability of the recovery indicators and their respective thresholds, above which decision-making would be escalated to address stress situations.
It sets out different macroeconomic and/or financial crisis scenarios that could materialize in idiosyncratic, systemic and/or combined events that could lead the Group to trigger the plan.
The recovery plan should not be considered an instrument separate from our structural mechanisms to measure, manage and supervise risk. It is aligned with the risk appetite framework (RAF), the risk appetite statement (RAS), the risk profile assessment (RPA), the business continuity management system (BCMS) and the internal assessments of capital and liquidity (ICAAP and ILAAP, respectively), among other tools. It is also integrated into the Group's strategic plans.
Progress in 2025. As we do every year, in 2025 we improved the recovery plan further, having included the following during the year:
•Dynamic thresholds and a more conservative calibration of certain indicators, enhanced scenario descriptions and a more detailed analysis of the entity's risk profile in each scenario.
Annual report 2025    461

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
•Further detail on the process and the feasibility assessment of partial and full disposals.
•The execution of two additional recovery measure simulations: the reduction of lending activity and the disposal of corporate and investment banking portfolios.
The key takeaways from our review of the 2025 corporate recovery plan were:
•There are no material interdependencies between our different subsidiaries and each has sufficient capacity to emerge from a recovery situation on its own. This strengthens the Group's model based on units that are autonomous with respect to liquidity and capital.
•Amid a serious financial or solvency crisis, no subsidiary is important enough to trigger the corporate recovery plan by causing the severest recovery indicator levels to be breached.
•Available measures ensure we have ample recovery capacity in all scenarios and we have sufficiently robust governance to manage stresses that vary in nature and intensity.
These factors prove our business model and geographic diversification strategy continue to represent a strength from a recovery standpoint.
Regulation and governance. Santander’s recovery plan complies with EU regulations and follows the non-binding recommendations of the Financial Stability Board (FSB) and other international bodies.
We submitted our latest plan to the Single Supervisory Mechanism in October 2025; the EBA has a six month window to make formal considerations.
Santander's recovery plan comprises the corporate plan (Banco Santander, S.A.), local plans for the UK, Brazil, Mexico, the US, Germany, Argentina, Chile, Portugal, Norway and Peru and a
recovery plan summary for Santander Bank Polska S.A. and Santander Consumer Bank S.A. -Poland-. All subsidiaries (except Santander Chile and Santander Peru) must draw up a local plan in compliance with local regulations and corporate requirements.
Though the board of Banco Santander, S.A. approves the corporate plan, relevant content and figures are previously submitted to and discussed by the Silver forum, Gold committee, risk control committee and the risk supervision, regulation and compliance committee. Local plans are approved by local bodies in coordination with the Group (as they are included in the Group's corporate plan).
Resolution plans
The relevant authorities prepare the resolution plans1, and Santander cooperates with them by providing all requested information. During 2025, the supervisory and resolution authorities that form part of the Crisis Management Group (CMG), a forum focused on crisis management in systemically important international banks, reaffirmed their decision to apply a multiple point of entry (MPE) strategy in a hypothetical resolution. Under this strategy, which is structured around 11 different resolution groups, the parent company, Banco Santander, S.A., along with the rest of its subsidiaries within the Banking Union, constitutes the main resolution group (Banking Union Resolution Group - BURG).
This strategy is consistent with our legal and business structure, as the 11 resolution groups can be resolved independently without involving other parts of the organization, given the low level of interconnection.
In 2025, we prepared our annual work plan to continue to meet resolution planning requirements. Banco Santander, S.A.’s board of directors approved it in February 2026, prior to its definitive submission to the Single Resolution Board (SRB). The plan defined, among others, the following actions:
1.With the exception of the US, where individual entities draw up their own resolution plans.
Annual report 2025    462

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
1) Continue to conduct simulation and testing exercises
In 2025, we performed different exercises:
•In June, we carried out a dry-run simulation to ensure that the bank is able to list and provide additional information on the financial market infrastructures (FMIs) used by the units which compose the BURG, within a maximum timeframe of 24 hours.
•In June, we reviewed the contingency plans of three FMIs, to verify that they contain all the information required by the resolution authority.
•In July, we conducted a pilot study of the Minimum Bail-in Data Template (MBDT).
•In November, we carried out a dry-run simulation on the execution of the resolution tool (i.e. bail-in), with the aim of demonstrating that the bank is familiar with the steps to be followed in the event of resolution, including the internal and external execution of the tool, communication, governance and related processes. Santander Consumer Bank AS (in Norway) was included for the first time in this exercise.
•Also in November, we carried out a week-long simulation consisting of the daily generation of relevant information on intraday liquidity. This exercise's aim was to demonstrate the bank’s ability to generate this information before, during and after resolution.
2) Continue to work on the separability of important subsidiaries in the resolution group headed by Banco Santander, S.A.
During 2025, we continued with the work on separability, focusing on improving our ability to implement alternative business disposal tools in the event of resolution, through the development of an advanced separability analysis report. In addition, we prepared business transferability manuals for several relevant entities within the resolution group, with the aim of understanding how to execute the sale of a business from an operational perspective in a resolution scenario.
3) Guarantee operational continuity in resolution situations
In 2025, we continued to work on ensuring operational continuity in resolution, by focusing on enhancing the information systems used to capture data on services, suppliers, operational assets and personnel which are relevant in a resolution scenario.
4) Conduct an in-depth analysis on the calculation of the Minimum Requirement for Own Funds and Eligible Liabilities (MREL)
In June, the SRB carried out an on-site exercise at the Santander, to verify the calculation of own funds and eligible liabilities. Over a five-day period, the SRB and other national resolution authorities met with all the teams involved, who set out the methodology applied in the process.

Annual report 2025    463

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
5. Financial information by segment

5.1 Description of segments during 2025
We base segment reporting on financial information presented to the chief operating decision maker, which excludes certain statutory results items that distort year-on-year comparisons and are not considered for management reporting. This financial information (underlying basis) is computed by adjusting reported results for the effects of certain gains and losses (e.g. capital gains, write-downs, impairment of goodwill, etc.). These gains and losses are items that management and investors ordinarily identify and consider separately to better understand the underlying trends in the business. For more details, see note 52.c to the consolidated financial statements.
Santander has aligned the information in this chapter with the underlying information used internally for management reporting and with that presented in the Group's other public documents.
The executive committee of Santander's board of directors has been selected to be its chief operating decision maker. The Group's operating segments reflect its organizational and managerial structures. The executive committee reviews internal reporting based on these segments to assess performance and allocate resources.
The segments are split by global business and by country in which profits are earned. We prepare the financial information by aggregating the figures for Group’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in the Group are applied.
Main changes to the composition of Santander's segments in 2025
The main changes we applied from 1 January 2025 to the management information for all periods included in the consolidated financial statements were:
•To better align reporting with the changes to the management structure in Wealth Management & Insurance, investment platforms (Investment Platforms Unit) and certain stakes in companies, mainly in the real estate sector, that were previously recorded in Retail & Commercial Banking or Corporate & Investment Banking were incorporated into Wealth Management & Insurance. We therefore incorporated a new vertical, Portfolio Investments, focusing on the management of said investment platforms and stakes that complement Wealth's traditional business, enhancing the product and service offering for our clients.
•Some profit sharing criteria between Retail & Commercial Banking and Cards were improved, aligning criteria across the Group.
•Additionally, we completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail & Commercial Banking and Corporate & Investment Banking and between Retail & Commercial Banking and Wealth Management & Insurance.
•In secondary segments, as part of our transformation strategy and after a year with our five global businesses in full operation, the board of directors approved the dissolution of the regional structures, having fulfilled their mission to support the transition to the global operating model. As a result, we no longer report regional information and the secondary segments are structured into the 10 main units (nine countries and DCB Europe), the Corporate Centre and ‘Rest of the Group’, which includes everything that is not already included in the mentioned units.
None of the changes described above impact the Group's reported global figures in the consolidated financial statements.
Primary segments
This primary level of segmentation, comprises six reportable segments: five global businesses plus the Corporate Centre. The global businesses are:
Retail & Commercial Banking (Retail): area that integrates the retail banking business and commercial banking (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance and the cards businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent most of the total Retail business.
Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer. Detailed financial information is provided on Europe (DCB Europe) and the US (DCB US).
Corporate & Investment Banking (CIB): this business, which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Annual report 2025    464

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management), the insurance business (Santander Insurance) and the unit that manages the investment platforms and stakes that complement Wealth's traditional business (the new vertical, Portfolio Investments).
Payments: comprises the Group's digital payments solutions, providing global technological solutions for our banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where we operate).
Secondary segments
Following the dissolution of the regional management structures at the beginning of 2025, this secondary level includes our main geographical units. Detailed financial information is provided on Spain, the UK, Portugal, Poland, DCB Europe, which includes Santander Consumer Finance (the entire consumer finance business in Europe), Openbank in Europe and ODS, the US, which includes the holding company (SHUSA) and the businesses of Santander Bank (SBNA), Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap), Mexico, Brazil, Chile and Argentina. Information is also provided on the Corporate Centre and ‘Rest of the Group’, which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.
The Corporate Centre includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The information included on each of the segments in this report and the accounting principles under which their results are presented here may differ from the accounting principles applied and the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the segments covered in this report. Accordingly, the results of operations and trends shown for our segments in this document may differ materially from those of such subsidiaries.
As described in section 4. 'Group financial performance', the results of our segments presented below are only provided on the basis of underlying results in accordance with IFRS 8. Therefore, the information included in this section, at both the Group and the primary and secondary segment levels, includes Poland's results reported line by line as they were in previous disclosures. This is because the management of Santander Poland remained unchanged until the Poland disposal was completed in January 2026, and the following information relates to periods before the Poland disposal was completed. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures. For the same reason, all management metrics included in this section have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. For further information, see the 6. 'Alternative performance measures' section.
The results of our segments presented below are provided on the basis of underlying results only and include the impact of foreign exchange rate fluctuations. However, for a better understanding of the changes in the performance of our business areas, we also provide and discuss the year-on-year changes to our results excluding such exchange rate impacts (i.e. in constant euros), except for Argentina, and any grouping which includes it, where the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see the 6. 'Alternative performance measures' section.
The statements included in this section regarding Santander's competitiveness and that of its subsidiaries have been produced by the Group based on public information (corporate websites of competing entities and information published by national banking institutions).
Certain figures contained in this chapter have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total figure given for that column or row.

Annual report 2025    465

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
5.2 Summary of the Group's main business areas' income statements

2025
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	26,409	4,784	31,216	18,902	11,167	7,666
Digital Consumer Bank	11,036	1,479	13,015	7,728	2,566	1,741
Corporate & Investment Banking	4,047	2,713	8,488	4,622	4,210	2,834
Wealth Management & Insurance	1,445	1,703	4,239	2,742	2,713	2,063
Payments	2,907	3,008	6,013	3,654	1,486	883
PagoNxt	167	1,059	1,373	235	134	96
Cards	2,740	1,949	4,640	3,419	1,353	787
Corporate Centre	(490)	(27)	(581)	(983)	(1,275)	(1,085)
TOTAL GROUP	45,354	13,661	62,390	36,665	20,867	14,101

Secondary segments
Spain	7,305	3,022	11,990	7,706	6,083	4,272
UK	5,008	369	5,280	2,509	1,794	1,307
Portugal	1,346	506	1,959	1,411	1,417	1,010
Poland	2,953	733	3,724	2,687	1,930	949
DCB Europe	4,685	804	5,925	3,314	1,398	772
US	5,888	1,328	7,929	4,116	1,748	1,541
Mexico	4,554	1,454	6,305	3,685	2,336	1,705
Brazil	9,380	3,193	12,602	8,493	3,224	2,168
Chile	1,917	582	2,714	1,802	1,232	729
Argentina	1,727	788	2,235	1,271	650	433
Corporate Centre	(490)	(27)	(581)	(983)	(1,275)	(1,085)
Rest of the Group	1,080	908	2,309	654	329	300
TOTAL GROUP	45,354	13,661	62,390	36,665	20,867	14,101

Underlying profit attributable to the parent 2025 distribution
Distribution A by primary segment
A. As a % of operating areas. Excluding the Corporate Centre.

Underlying profit attributable to the parent. 2025
EUR million. % change YoY

Retail

Consumer

CIB

Wealth

Payments

Var	Var B
+6%	+9%
+5%	+8%
+3%	+7%
+23%	+27%
+119%	+155%
B. Changes in constant euros.
Annual report 2025    466

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

2024
Main items of the underlying income statement
EUR million
Primary segments	Net interest income	Net fee income	Total income	Net operating income	Profit before tax	Underlying profit attributable to the parent
Retail & Commercial Banking	27,937	4,707	32,374	19,578	10,857	7,247
Digital Consumer Bank	10,777	1,508	12,912	7,729	2,228	1,659
Corporate & Investment Banking	3,988	2,548	8,338	4,544	4,019	2,747
Wealth Management & Insurance	1,706	1,497	3,803	2,351	2,284	1,671
Payments	2,567	2,759	5,459	3,030	955	404
PagoNxt	132	958	1,240	80	(233)	(299)
Cards	2,436	1,801	4,220	2,950	1,188	703
Corporate Centre	(308)	(11)	(676)	(1,055)	(1,317)	(1,154)
TOTAL GROUP	46,668	13,010	62,211	36,177	19,027	12,574

Secondary segments
Spain	7,256	2,867	11,974	7,703	5,440	3,762
UK	4,950	283	5,216	2,299	1,794	1,306
Portugal	1,548	467	2,100	1,553	1,481	1,001
Poland	2,844	674	3,555	2,591	1,650	800
DCB Europe	4,361	902	5,679	3,075	1,131	642
US	5,693	1,152	7,580	3,750	1,053	1,109
Mexico	4,631	1,385	6,278	3,613	2,274	1,671
Brazil	10,121	3,414	13,536	9,184	3,830	2,422
Chile	1,822	551	2,592	1,659	1,111	629
Argentina	2,919	602	2,487	1,465	827	665
Corporate Centre	(308)	(11)	(676)	(1,055)	(1,317)	(1,154)
Rest of the Group	832	723	1,888	341	(248)	(280)
TOTAL GROUP	46,668	13,010	62,211	36,177	19,027	12,574
Annual report 2025    467

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
5.3 Primary segments

Retail & Commercial Banking	Underlying attributable profit	EUR 7,666 mn

→In 2025, we continued to drive our ONE Transformation programme to support our vision of becoming a digital bank with branches, through the implementation of a common operating model and the rollout of our global technological platform.

→Loans increased 1% in constant euros year-on-year, driven by mortgages. Deposits and mutual funds rose 4% and 16%, respectively, in constant euros, with positive dynamics across most of our footprint, as a result of our customer centric model.

→Underlying attributable profit was EUR 7,666 million, up 6% year-on-year and +9% in constant euros, driven by net fee income due to good commercial dynamics in value added products, stable costs supported by the transformation of our common operating model and prudent risk management.

Strategy
In 2025, we made decisive progress in transforming our business, to support our vision of becoming a digital bank with branches, combining leading technology with proximity and expert advice. We focused on three strategic priorities:
•Transformation of our operating model based on three pillars:
•Customer experience. During 2025, we continued to drive product digitalization and customer journey optimization, resulting in double-digit year-on-year growth in digital sales. In addition, we launched the global app which provided a more uniform and high-quality experience through digital channels. At the same time, we implemented the new branch and Work Café model, having opened new branches in our main countries, consolidating their role as community and advisory hubs and strengthening our omnichannel offering.
•Operational leverage. We continue to increase product simplification (24% fewer products year-on-year, -61% since the beginning of transformation) and automate process at scale. These initiatives, together with our push towards more agile structures, enabled us to reduce the number of non-commercial FTEs per million customers by 17% year-on-year, freeing up capacity for higher value-added commercial activities. Additionally, by incorporating AI in key processes, we are reducing operational tasks, maintenance costs and execution times, improving customer experience and reducing the cost per active customer (-4% year-on-year).

•Global technology platform. In 2025, we accelerated the convergence towards a common platform. Gravity, our back-end technology, is fully implemented in Spain, Mexico and Chile, enabling us to reduce transaction costs and improve response times. The new global app is currently available in Brazil and Spain and is being rolled out in Mexico and Chile. Our assisted channel solution is already being used in over half of our branches and in all of our contact centres in Mexico, enhancing productivity and sales. Lastly, the new customer interaction platform in Brazil, the UK, Argentina and Chile, supports effective hyper-personalization across all channels and segments, increasing sales conversion and strengthening relationships with our customers.
•Transformation of the business model. We remain focused on value creation and positioning the customer at the centre of our management:
•We provide better customer experience, a simpler offering tailored to our key segments and advanced hyper-personalization tools which enable us to build stronger relationships with our customers.
•By taking advantage of the Group's capabilities, we can offer our customers a complete value proposition and improve customer service. A good example was the incorporation of products and services from Ebury and Tresmares Capital into our corporate offering. Our continued business growth with multinational companies is another example of how our scale enables us to offer integrated and differentiated solutions.
•Structural efficiency and profitability improvement. The transformation of our operating and business model continue to drive structural efficiency improvements and commercial capacity, that, together with prudent risk management and strict capital distribution, support our profitable growth.

Retail. Customers
Thousands and year-on-year change

	Retail
Total customers	153,134	15,174	22,676	21,826	73,346
	+4%	0%	+1%	+3%	+6%

Active customers	81,045	9,069	13,512	11,226	33,365
	+2%	+4%	-1%	+4%	+2%
Annual report 2025    468

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros rose 1% year-on-year, mainly due to the increase in mortgages, which amply offset the decrease in SMEs.
The mortgage portfolio increased across most countries. Personal loans, however, were flat, as growth in Spain, Chile and Poland, offset the decline in Brazil.
Corporate loans rose, mainly due to generalized growth across Europe. SME loans were affected by lower volumes in Spain, the UK and Portugal.
Customer deposits, excluding repos and in constant euros, rose 4%, driven by broad-based growth across countries in Europe and in South America, particularly in Spain, the UK and Brazil, especially in time deposits. Mutual funds rose 16% in constant euros, with positive performances across most countries. As a result, customer funds increased 6% in constant euros.

Retail. 2025 business performance
EUR billion and YoY % change in constant euros

601	+1%	778	+6%

Other

Other

Gross loans and advances to customer excl. reverse repos	Customer deposits excl. repos + mutual funds
Results
Underlying attributable profit in 2025 was EUR 7,666 million (50% of the Group's total operating areas), up 6% compared to 2024. In constant euros, it rose 9% year-on-year, as follows:
•Total income was flat, as the decrease in net interest income was offset by growth in net fee income and other income.
Net interest income decreased 2% year-on-year heavily impacted by Argentina, where interest rates declined significantly over the year. However, if we exclude Argentina, net interest income was flat, in a less favourable interest rate environment, with positive performances across the board. Of note, Mexico due to volumes and a lower cost of deposits, Chile supported by a lower cost of deposits and the UK driven by higher mortgage profitability and a lower cost of deposits.
Greater commercial activity and a larger loyal customer base contributed to net fee income growth (+6%). The most significant increases were in Mexico, the UK and Argentina and by product, in insurance, mutual funds and FX.

Retail. Total income
EUR million and YoY % change in constant euros

Other

Var
-1%
+3%
+8%
-6%
0%

Retail	31,216	0%

•Administrative expenses and amortizations were flat. In real terms, costs declined 4% reflecting our transformation efforts through organizational simplification, process automation and the deployment of the global platform. As a result, net operating income was also flat and efficiency improved to 39.4%.
•Net loan-loss provisions showed a solid performance, decreasing 2% year-on-year, as declines in Poland, Spain and Brazil more than offset the increases in Argentina and in the UK due to the normalization of provisioning levels.
•Other gains (losses) and provisions line recorded a 17% lower loss than in 2024, benefitting from the fact that in 2024 the temporary levy on revenue earned in Spain was recorded under this line, whereas the expected tax on income obtained in Spain was recorded in the tax line in 2025. The comparison was also supported by lower charges related to the Swiss franc mortgage portfolio in Poland.
Overall, RoTE (post-AT1) in 2025 was 17.7%.

Retail. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	31,216	32,374	(4)	0
Expenses	(12,314)	(12,796)	(4)	0
Net operating income	18,902	19,578	(3)	0
LLPs	(5,416)	(5,846)	(7)	(2)
PBT	11,167	10,857	+3	+5
Underlying attrib. profit	7,666	7,247	+6	+9
Detailed financial information in section 5.4 'Appendix'.
Annual report 2025    469

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Retail Spain	Profit before tax
	EUR 3,250	mn
Business performance
In 2025, commercial activity remained solid, supported by strong new customer acquisition during the year, improved customer engagement and higher digital adoption, with 78% of our products and services digitally available. We also increased our market share in payrolls, pensions and Bizum registrations.
Gross loans and advances to customers, excluding reverse repos and in constant euros, were flat year-on-year as the increase in personal loans, consistent with our customer engagement strategy, and higher corporate loans offset a decrease in SMEs, due to ICO maturities and our focus on active risk management and balance sheet optimization.
Customer deposits excluding repos, increased 4% year-on-year, driven by our new value proposition for Select customers, supporting customer acquisition and improving our funding mix. Mutual funds increased 15% year-on-year. As a result, customer funds increased 6% year-on-year.
Results
Profit before tax in 2025 reached EUR 3,250 million, 16% higher than in 2024. By line item:
•Total income was down 1% mainly due to a decline in net interest income in a lower interest rate environment. Net fee income was flat, as an increase in mutual fund and insurance net fee income due to higher volumes were offset securitization fees.
•Administrative expenses and amortizations decreased 1%, driven by the progress achieved in product simplification and process automation, as well as by the savings from the rollout of global platforms such as Gravity. As a result, the efficiency ratio stood at 32.4%.
•Net loan-loss provisions decreased 9%, which resulted in an improvement in the cost of risk and NPL ratio to 0.64% and 3.01%, respectively.
•The other gains (losses) and provisions line recorded a 45% lower loss, as in 2024 it was impacted by the temporary levy, whereas the expected tax on income obtained in Spain was recorded in the tax line in 2025.

Retail Spain. Underlying income statement
EUR million and % change
			/ 2024
	2025	2024	%

Revenue	7,007	7,071	(1)
Expenses	(2,268)	(2,288)	(1)
Net operating income	4,739	4,783	(1)
LLPs	(996)	(1,092)	(9)
PBT	3,250	2,797	+16
Detailed financial information in section 5.4 'Appendix'.

Retail UK	Profit before tax
	EUR 1,603	mn
Business performance
During the year, we advanced in our transformation programme through the digitalization and automation of processes, which helped to continue to deliver sustained improvements in operational efficiency and productivity.
Gross loans and advances to customers, excluding reverse repos and in constant euros increased 2% year-on-year, driven by an increase in mortgages and corporates. The trend in mortgages was positive throughout the year, with a progressive recovery in new business volumes.
Customer deposits excluding repos and in constant euros increased 4% mainly driven by time deposits. Mutual funds increased 5% year-on-year in constant euros. As a result, customer funds increased 4% in constant euros.
Results
Profit before tax was EUR 1,603 million, flat year-on-year. In constant euros, it increased 1%, by line:
•Total income increased 3%, driven by a positive performance in net interest income, supported both by higher loan yields and a lower cost of deposits, and higher net fee income, driven by transactional and FX fees.
•Administrative expenses and amortizations decreased 4% reflecting our efforts in process simplification and automation. Net operating income increased 11% and the efficiency ratio improved by 3.7 pp to 52.6%.
•Net loan-loss provisions continued to normalize, though they remained at low levels, with a cost of risk of only 5 bps.
•The other gains (losses) and provisions line recorded losses of EUR 494 million, a 24% greater loss year-on-year, due to charges related to transformation.

Retail United Kingdom. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	4,681	4,618	+1	+3
Expenses	(2,463)	(2,601)	(5)	(4)
Net operating income	2,218	2,017	+10	+11
LLPs	(122)	(14)	+789	+800
PBT	1,603	1,600	0	+1
Detailed financial information in section 5.4 'Appendix'.
Annual report 2025    470

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Retail Mexico	Profit before tax
	EUR 1,354	mn
Business performance
During the year, we made progress in transforming our operating model, driving digitalization (7% increase year-on-year in digital customers), and enhancing customer experience through optimized digital onboarding processes, which resulted in greater efficiency.
Gross loans and advances to customers, excluding reverse repos and in constant euros, grew 3% year-on-year, mainly due to growth in mortgages, supporting by our enhanced commercial offering.
Customer deposits, excluding repos and in constant euros, increased 8% year-on-year, with growth in both demand and time deposits. This reflects increased transactional activity due to our focus on customer primacy. During the year, we also increased inflows into investment funds, which rose 16% in constant euros. As a result, customer funds grew 10% in constant euros.
Results
Profit before tax reached EUR 1,354 million in 2025 up 3% year-on-year. In constant euros, it increased 13%, as follows:
•Total income rose 8%, mainly driven by a good net interest income performance, supported by higher activity and a lower cost of deposits, and by an increase in net fee income, particularly from higher volumes in mutual funds.
•Administrative expenses and amortizations rose 4% in line with inflation. As a result, net operating income increased 12% and the efficiency ratio improved by 1.7 pp to 44.9%.
•Net loan-loss provisions increased 5%, partially due to loan growth, with a cost of risk of 1.94% and an NPL ratio of 3.40%.
•The other gains (losses) and provisions line recorded losses of EUR 70 million, a 95% greater loss year-on-year.

Retail Mexico. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	3,719	3,769	(1)	+8
Expenses	(1,669)	(1,757)	(5)	+4
Net operating income	2,049	2,011	+2	+12
LLPs	(626)	(654)	(4)	+5
PBT	1,354	1,318	+3	+13
Detailed financial information in section 5.4 'Appendix'.

Retail Brazil	Profit before tax
	EUR 813	mn
Business performance
In 2025, our commercial strategy was focused on driving growth in the affluent and corporate segments, offering a personalized and global experience. In the mass segment, we continue to advance towards a more integrated multichannel experience and a simpler product offering to increase customer engagement and satisfaction.
Gross loans and advances to customers, excluding reverse repos and in constant euros, declined 3%, as growth in mortgages and SMEs did not fully offset declines in personal loans, in line with our strategy to focus on more profitable growth and capital optimization.
Customer deposits increased 9% excluding repos and in constant euros, driven by time deposits, which rose double-digits, particularly individuals. Mutual funds increased 18% in constant euros. As a result, customer funds grew 11% in constant euros.
Results
Profit before tax was EUR 813 million in 2025, a 40% decrease year-on-year. In constant euros, it declined 35%, as follows:
•Total income was 6% lower, impacted by the negative sensitivity of the balance sheet to higher interest rates, lower net fee income and gains on financial transactions, in an environment with lower activity.
•Administrative expenses and amortizations increased 1%, below inflation, reflecting our transformation efforts in simplification, automation and digitalization. The efficiency ratio stood at 41.1%.
•Net loan-loss provisions decreased 3%, supported by our prudent risk management and a charge in the portfolio mix to strengthen the balance sheet. This more than offset higher provisions in the corporate and agribusiness segments, both of which were heavily impacted by the macroeconomic and regulatory environment.
•The other gains (losses) and provisions line recorded losses of EUR 742 million, an 8% greater loss year-on-year.

Retail Brazil. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	7,146	8,220	(13)	(6)
Expenses	(2,938)	(3,152)	(7)	+1
Net operating income	4,209	5,068	(17)	(10)
LLPs	(2,653)	(2,973)	(11)	(3)
PBT	813	1,352	(40)	(35)
Detailed financial information in section 5.4 'Appendix'.
Annual report 2025    471

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Consumer	Underlying attributable profit	EUR 1,741 mn

→We continue to advance in our priority to become the preferred choice of our partners and end customers and maximize profitability and value creation for our shareholders, while being the most cost competitive player in the industry.

→Loans increased 2% year-on-year in constant euros, +4% in auto, especially in Europe and Latin America. Deposits grew 5% in constant euros, driven by solid performances in both Europe and the Americas, supported by Openbank, in line with our strategy to lower funding costs and reduce net interest income volatility across the cycle.

→Underlying attributable profit reached EUR 1,741 million in 2025, up 5% year-on-year, +8% in constant euros, mainly underpinned by higher revenue, driven by improvements in net interest income across most of our footprint, and by lower provisions for potential complaints related to motor finance dealer commissions in the UK.

Strategy
Digital Consumer Bank (Consumer) is a leading consumer finance company globally, with operations spanning auto financing, consumer lending and digital banking services (Openbank). It operates in 26 countries in Europe and the Americas and serves the financing needs of 27 million customers.
Our vision is to become the preferred choice of our partners and end customers, and offer greater profitability and value creation to our shareholders, while being the most cost competitive player.
To respond to the increasingly competitive mobility and consumer finance ecosystem while delivering on our vision, during 2025 we worked on transforming our operating model into a full-service digital consumer banking model with customers at the heart of our management, by focusing on the following strategic priorities:
•Converge towards global platforms. We are developing our auto leasing platform and our check-out lending platform by leveraging new technologies and cross-regional agreements, while also building our global digital platform in our core markets (currently live in the US, Mexico, Germany and Spain).
•Grow and consolidate partnerships and acquisitions. To retain and consolidate our leadership in mobility finance, we continued to offer global and best-in-class solutions integrated into our partners' ecosystems. We also worked on expanding our partnership base by capitalizing on existing agreements across Openbank and our consumer finance and auto businesses.
•Promote the network effect. We continued to work on aligning the business with the Group's operating model and becoming more agile by embracing AI-driven tools to simplify processes and boost productivity, in order to reduce time-to-market, increase scalability and improve customer experience.
During the year, we progressed in these priorities through the following initiatives:
•In mobility finance, we continued to enhance our digital and operational capabilities, our sales and post-sales journeys and our leasing platform, available in Spain, Italy and Germany. We also continued to pursue global commercial opportunities, reinforcing our existing partnerships and engaging with new entrants across Europe. In the US, we maintained pricing discipline and prudent capital management to drive profitable growth across the credit spectrum. In Latin America, we remained leaders in new vehicle financing across our footprint as we focused on developing strategic alliances and new products to further strengthen our franchise.
•In consumer lending, Zinia (to be rebranded as Openbank Pay in 2026), our check-out lending platform, leveraged strong partnerships. We launched a co-branded card with Amazon in Austria and instalment payments for Amazon customers in Spain and became Vodafone's finance provider in Germany, adding to our existing collaborations with Amazon and Apple in Germany. We also furthered the integration of CrediScotia in Peru, following its acquisition in Q1 2025.
•As part of our profitable growth strategy, we continued to: i) boost customer deposits, with close to EUR 7 billion captured in constant euros in 2025, supported by targeted pricing actions and the Openbank launches; and ii) manage our balance sheet to optimize capital, focusing on risk-adjusted returns and sustainable growth.
Following the rollout in the US last year, we launched Openbank in Mexico and opened a branch in Germany in 2025. We saw solid results, both in the US, backed by our partnership with Verizon, and in Mexico. In total, Openbank captured around EUR 7.5 billion in deposits and more than 900,000 new customers. In Europe, we expanded our product offering with a broker platform supported by AI, now live in Germany and Spain.
In Q4 2025, we announced the merger of Santander Consumer Finance and Openbank in Europe into a single legal entity under the Openbank brand. This is a significant step towards simplifying our business structure and enhancing our value proposition for partners and customers.

Consumer. Total customers
Millions

7%

Annual report 2025    472

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, rose 2% year-on-year. This was driven by auto (+4%), which saw continuous growth in Europe, in a market that picked up from a weak start at the beginning of 2025, and double-digit increases across most of Latin America.
The new lending performance (-8% year-on-year in constant euros) continued to reflect our focus on prioritizing profitability over volumes as we remained prudent in terms of originations in an environment marked by volatility and geopolitical uncertainty.
Our EUR 13.3 billion leasing portfolio decreased 15% year-on-year in constant euros, as growth in Europe was more than offset by a decline in the US, due to the wind down of business through our relationship with Stellantis, lower demand for electric vehicles and our strategy to prioritize profitability over growth.
In terms of liabilities, our access to wholesale funding markets remained strong and diversified. Customer deposits accounted for 61% of Consumer's total funding. Excluding repos and in constant euros, deposits were up 5% year-on-year (+11% in the US and +1% in Europe), as a result of our focus on deposit gathering, supported by Openbank. Including mutual funds (which rose 17%, albeit from low levels), customer funds grew 6% year-on-year in constant euros.

Consumer. 2025 business performance
EUR billion and YoY % change in constant euros

212	+2%	139	+6%

DCB Europe
DCB US

DCB Europe
DCB US

Gross loans and advances to customer excl. reverse repos	Customer deposits excl. repos + mutual funds

Consumer. Leasing portfolio
EUR billion and YoY % change in constant euros

Total leasing	13	-15%
Results
Underlying attributable profit in 2025 was EUR 1,741 million, up 5% year-on-year, representing 11% of the Group's total operating areas. In constant euros, profit increased 8%, as follows:
•Total income rose 4%, mainly driven by net interest income, which grew 5%, with positive trends across almost all of our footprint, underpinned by our active margin management and higher volumes, as well as the CrediScotia integration in Peru.
Net fee income was flat, as double-digit growth in the US and Latin America was offset by DCB Europe, which was impacted by new insurance regulation in Germany and weaker car registration trends, especially in H1 2025.
Other income declined, mainly due to lower leasing results in the US, driven by reduced volumes and lower residual values.

Consumer. Total income
EUR million and YoY % change in constant euros

DCB Europe
DCB US
Other

Var
+4%
0%
+12%

•Administrative expenses and amortizations rose 4% year-on-year (+2% in real terms), driven by our investments in platforms, Openbank and the CrediScotia integration, which were partially offset by savings from our efficiency and transformation efforts.
•Net loan-loss provisions grew 1%, as an excellent performance in auto in the US nearly offset increases in other units, mainly in DCB Europe, and the impact of the CrediScotia integration. Credit quality remained controlled with the cost of risk improving 7 bps to 2.10%, while the NPL ratio stood at 5.32%.
•Other gains (losses) and provisions registered a loss of EUR 704 million in 2025 compared to a EUR 939 million loss in 2024, mainly due to lower provisions for potential complaints related to motor finance dealer commissions in the UK and the temporary levy on revenue earned in Spain recorded in 2024.
•The effective tax rate normalized as the benefit from fiscal incentives for electric vehicles decreased, following a decline in leasing volumes for these vehicles in the US during 2025.
As a result, RoTE (post-AT1) stood at 8.6% in 2025.

Consumer. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	13,015	12,912	+1	+4
Expenses	(5,287)	(5,183)	+2	+4
Net operating income	7,728	7,729	0	+3
LLPs	(4,457)	(4,562)	(2)	+1
PBT	2,566	2,228	+15	+18
Underlying attrib. profit	1,741	1,659	+5	+8
Detailed financial information in section 5.4 'Appendix'.
Annual report 2025    473

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

DCB	DCB Europe	Profit before tax
		EUR 1,398	mn
Business performance
New car registrations saw weaker trends at the beginning of the year, with declines in normally strong months, but they picked up towards the end of the year. This performance and our focus on prioritizing profitability over growth were reflected in a 3% year-on-year drop in new business volumes in constant euros.
However, gross loans and advances to customers, excluding reverse repos and in constant euros, grew 2% year-on-year, driven by auto balances.
Customer deposits, excluding repos and in constant euros, rose 1% year-on-year, supported by demand deposits, in line with our strategy to increase the weight of retail funding. Mutual funds grew 16% in constant euros, albeit from low levels.
Results
In 2025, profit before tax reached EUR 1,398 million, 24% higher than in 2024. In constant euros, it rose 23%, as follows:
•Total income grew 4%, mainly driven by strong net interest income (+8%), underpinned by our margin management and volumes growth, which more than offset the impact on net fee income from new insurance regulation in Germany and weaker car registration trends, particularly in the first half of the year.
•Administrative expenses and amortizations were flat (-2% in real terms), as savings from the transformation of our operating model offset our strategic investments in platforms and business growth. As a result, net operating income increased 8% and the efficiency ratio improved to 44.1%.
•Net loan-loss provisions grew 13%, especially in Germany, impacted by the macro environment and worse credit quality in corporates (which is in run-off). However, cost of risk remained below 1%.
•Other gains (losses) and provisions posted a loss of EUR 554 million, compared to a EUR 735 million loss in 2024, mainly due to a decline in provisions for potential complaints related to motor finance dealer commissions in the UK and the temporary levy on revenue earned in Spain recorded in 2024.

DCB Europe. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	5,925	5,679	+4	+4
Expenses	(2,611)	(2,604)	0	0
Net operating income	3,314	3,075	+8	+8
LLPs	(1,363)	(1,209)	+13	+13
PBT	1,398	1,131	+24	+23
Detailed financial information in section 5.4 'Appendix'.

DCB US	Profit before tax
	EUR 699	mn
Business performance
Since its launch in October 2024, Openbank has welcomed over 200,000 new customers and captured USD 7.8 billion in deposit balances. Our partnership with Verizon, launched in April 2025, also delivered strong results, with around 36,000 accounts opened and USD 800 million in deposits gathered.
The stock of gross loans and advances to customers, excluding reverse repos and in constant euros, declined 5% year-on-year, mainly due to asset rotation initiatives (in line with our capital light strategy) and reduced new business activity, as we maintained our focus on profitability over growth. The leasing portfolio fell 28% in constant euros, impacted by the wind down of business through our relationship with Stellantis and a lower demand for electric vehicles.
Customer deposits, excluding repos and in constant euros, rose 11% year-on-year, driven by demand deposits, reflecting strong momentum in Openbank. Mutual funds also grew in constant euros, contributing to an 11% increase in customer funds in constant euros.
Results
In 2025, profit before tax was 27% higher year-on-year, reaching EUR 699 million. In constant euros, it increased 32%, as follows:
•Total income was flat, as stronger net interest income (higher auto loan margins) and net fee income (higher activity in auto servicing for third parties), offset a decline in leasing income, primarily due to lower volumes and residual values.
•Administrative expenses and amortizations increased 3%, driven by our strategic investment in Openbank, which was partially offset by savings from our transformation initiatives.
•Net loan-loss provisions improved 9%, underpinned by resilient consumer behaviour, used car prices stable at high levels, and capital relief measures. As a result, cost of risk improved 26 bps, reaching 4.17%.
•The other gains (losses) and provisions line recorded a loss of EUR 92 million compared to a EUR 121 million loss in 2024.

DCB US. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	5,072	5,297	(4)	0
Expenses	(2,141)	(2,159)	(1)	+3
Net operating income	2,931	3,138	(7)	(3)
LLPs	(2,140)	(2,466)	(13)	(9)
PBT	699	551	+27	+32
Detailed financial information in section 5.4 'Appendix'.
Annual report 2025    474

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Corporate & Investment Banking	Underlying attributable profit	EUR 2,834 mn

→Our enhanced centres of expertise and Global Markets and US Banking Build-Out (US BBO) initiatives have resulted in deeper partnerships with our clients, as evidenced by the deals and roles executed during the year.

→Good activity levels year-on-year, benefitting from our diversification in a complex environment. Global Markets (GM) and Global Banking (GB) were the main contributors supported by our growth initiatives.

→Underlying attributable profit reached EUR 2,834 million, a 3% increase year-on-year (+7% in constant euros), driven by a good revenue performance, due to strong net fee income across business lines. We maintained a leading position in efficiency and profitability reflected in the efficiency ratio at 45.5% and RoTE (post-AT1) at 19.1%.

Strategy
Our Corporate & Investment Banking (CIB) business is a global franchise that is well diversified by business line, unit and client type, providing a balanced model that supported another year of sustainable and profitable growth.
In 2025, we made solid progress in our strategic priorities, consolidating the results of the investments over the past two years and reinforcing the foundations of our long-term plan:
•Fully leveraging our centres of expertise and expanded coverage to strengthen our positioning in our core markets, while gaining traction in the new areas where we have invested. Of note during the year were the new equity research partnerships that strengthen our ECM franchise and the increased activity and mandates in Leveraged Finance, among others.
•Deepening our client relationships. In the year, we progressed in our advisory capabilities and value-added solutions, particularly in fee-driven and capital-light businesses in the US. The execution of our US growth plan resulted in stronger client penetration and more important roles in our Investment Banking activity.
Meanwhile, collaboration between our businesses increased further, as we improved connectivity and created additional business opportunities between Global Banking, Global Markets and Global Transaction Banking (GTB).
•Maximizing the impact of our US BBO initiative by leveraging our expanded coverage and product capabilities to generate new opportunities across markets and Group global businesses.
During the year, CIB further strengthened collaboration with the other global businesses. For example, we provide FX solutions to
Retail, a full suite of products to Commercial, product development and structuring to Wealth, and capital markets solutions and advisory to Consumer, among others. This continues to position CIB as a key engine of value creation and an essential pillar of the Group’s global strategy.
•Continuing to advance in the execution of our automation and digitalization initiatives, exploring practical applications of AI to strengthen controls and support business productivity. Our data science and AI teams increased their collaboration with sales and product areas to support the development of new solutions, such as improved generation of client pitches or enhanced data analysis to increase bankers' and support functions' productivity. These efforts are helping to establish a more advanced and scalable operating model and enhance how we deliver services across the franchise.
•Further evolving CIB's global operating model, strengthening our global platforms, enhancing support functions, promoting team specialization and capturing synergies across regions, supporting more effective cost management.
We continued to improve our originate-to-share model, with a focus on capital efficiency, active management and profitability.
The progress achieved throughout the year, driven by the expansion of our presence in the US, advances in our digital and AI agenda and improvement of global capabilities, strengthened our competitive position and places us in a strong situation to continue growing profitably in the long term.

Recent awards		Ranking in 2025 League Tables
Euromoney	Crisil	Project Finance	Debt Capital Markets
World’s Best Transaction Banking Partnership (Invensa) Latin America’s Best FX Bank	Best Bank – Corporate Trade Finance in Europe
LatinFinance		Equity Capital Markets	M&A	ECAs A
Infrastructure Bank of the Year: Latin America Loan of the Year: Vaca Muerta Oil Sur
Source: Dealogic, Infralogic, Bloomberg; specific filters apply.
A.US ECAs as of H1 2025.
Annual report 2025    475

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Business performance
We remain focused on capital-light activity and actively managing our balance sheet. As a result, our total revenue to risk-weighted assets ratio improved 1 pp year-on-year to 7.8%.
Gross loans and advances to customers, excluding reverse repos and in constant euros, increased 15% year-on-year, boosted by double-digit growth in GTB, GB and GM. Customer deposits, excluding repos and in constant euros, rose 5% year-on-year, driven by Cash Management.
Global Transaction Banking recorded good activity levels year-on-year in a challenging environment:
•In Trade & Working Capital Solutions (T&WCS), activity grew year-on-year, supported by the expansion into new segments and partnerships, such as Invensa, a new global inventory finance platform, in alliance with Pemberton, and the implementation of innovative, tailored solutions to address new client demands.
•Export Finance activity, which increased in our main markets, was impacted by Argentina. We achieved a fourth consecutive year as a global leader and strengthened our leadership in Sustainability through transactions carried out together with the Structured Finance team.
•Cash Management activity was affected by interest rates easing across most of our markets. Nevertheless, we expanded real-time payment solutions and strengthened treasury connectivity, in line with our ambition to build a stronger European franchise while preserving our leadership in Spain, Portugal and Latin America.
In Global Banking, activity rose in the year, especially on the back of our US BBO initiative.
•In Corporate Finance (CF), strong growth was driven by M&A in the US and Europe, reflected in transactions such as with Orange, where we acted as financial advisor on the acquisition of its remaining stake in MasOrange. ECM activity recovered during the second half of the year. Leveraged Finance activity increased, especially in the US, with key mandates such as Advent’s leveraged buyout of Reckitt Essential Homes and with more important roles such as our lead arranger role in Partners Group’s acquisition of Middle River Power.
•In Debt Finance, DCM performed well, supported by strong investor demand and refinancing-driven issuances in the US, Europe and Latin America. However, Syndicated Loans activity softened, though we maintained leading bookrunner roles in Latin American sovereign and corporate deals, with important clients such as the Republic of Colombia and Metro de Rio de Janeiro.
•Structured Finance activity was broadly flat year-on-year despite challenging conditions during the first half of the year. We achieved notable growth in the US, reinforcing our leadership in Liquefied Natural Gas and Renewables sectors and gaining traction in Digital and Data Centres infrastructure. We are also expanding our business in the UK and Asia and maintaining a top global position in Project Finance advisory.
In Global Markets, strong institutional client activity, particularly in the US, with disciplined risk management supported growth. Fixed income and FX products performed particularly well, offsetting weaker activity in Cash Equity.
Results
Underlying attributable profit in 2025 was EUR 2,834 million (19% of the Group's total operating areas), up 3% year-on-year. In constant euros, profit grew 7%, as follows:
•Total income rose 5% year-on-year, on the back of net interest income growth (+6%), mainly due to GM in Europe and the US, and record levels in net fee income (+9%) which grew across business lines. Other income was fairly stable year-on-year.

By country, there was double-digit revenue growth in the US, Mexico and our branch in the UK.
By business line, revenue rose 11% in GM and in GB, there was double-digit growth in CF, mainly in the US. GTB revenue decreased slightly, as growth in Trade & Working Capital Solutions was offset by lower results in Cash Management and Export Finance.

CIB. Total income by business
EUR million and % change in constant euros
Note: total income includes revenue from other activities which are less material (EUR 163 million in 2024 and EUR 123 million in 2025).

•Administrative expenses and amortizations increased 5% due to our investments in new products and capabilities to drive growth. As a result, net operating income increased 5% year-on-year and the efficiency ratio was 45.5%, one of the best in the sector.
•Net loan-loss provisions have a limited impact on results due to the nature of the business. They increased year-on-year, though the cost of risk remained low at just 0.15%.
•Other gains (losses) and provisions recorded a EUR 121 million loss compared to a EUR 354 million loss in 2024.
RoTE (post-AT1) was 19.1%.

CIB. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	8,488	8,338	+2	+5
Expenses	(3,866)	(3,794)	+2	+5
Net operating income	4,622	4,544	+2	+5
LLPs	(291)	(171)	+70	+71
PBT	4,210	4,019	+5	+9
Underlying attrib. profit	2,834	2,747	+3	+7
Detailed financial information in section 5.4 'Appendix'.
Annual report 2025    476

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Wealth Management & Insurance	Underlying attributable profit	EUR 2,063 mn

→During the year, we continued building the best wealth and insurance manager in Europe and the Americas, supported by our leading global private banking platform and our fund and insurance factories that leverage our scale and global capabilities to offer the best value proposition to our customers.

→Total assets under management exceeded EUR 558 billion,+14% year-on-year in constant euros, on the back of excellent commercial dynamics. In Insurance, gross written premiums reached EUR 10.7 billion, +4% year-on-year in constant euros.

→Underlying attributable profit amounted to EUR 2,063 million, 23% higher year-on-year (+27% in constant euros) with revenue increasing across all business lines and RoTE (post-AT1) at 68.5%.
Strategy
Since its launch in 2017, our Wealth Management & Insurance business has remained one of the Group's main growth drivers. In 2025, we added a fourth business line, Portfolio Investments, to the three existing business lines: Private Banking, Santander Asset Management and Insurance. It integrates the investment platforms unit and other equity stakes in companies. In 2025, they all demonstrated the strength and scalability of our model, contributing to sustained double-digit growth.
In 2025, we focused on the following strategic initiatives:
•In Private Banking (PB), we reinforced our global position in key markets by enhancing our value proposition through greater specialization and stronger connectivity across Latin America, Europe and the US. We improved our global product offering and expanded internationally, for example in the Middle East, by strengthening partnerships, achieving our first milestones in business volumes and expanding our client base.
This year, we strengthened our global ultra-high-net-worth (UHNW) team, offering a more specialized service and better access to sophisticated investment opportunities. We launched Beyond Wealth, our global family office service, completing its rollout in Spain and initiating the first phase in the US.
We expanded our private markets offering, giving broader access to top-tier private equity, private debt and non-traditional strategies. We reinforced our product and advisory capabilities with an open structured products architecture, while our advisory service continued to grow, due to strong momentum in Spain and new initiatives in Brazil and Mexico. All of this contributed to a more comprehensive and sophisticated offering, with more predictable revenue that is less dependent on interest rates.

Private Banking clients
Thousands

In 2025, Euromoney named Santander the Best International Private Bank in Latin America and Best International Private Bank in six countries, alongside additional distinctions.
•In Santander Asset Management (SAM), our global asset manager, which provides investment solutions for retail and institutional customers, we continued transforming and globalizing our investment platform and streamlining our product offering to deliver a more focused and scalable proposition.
Key milestones included the integration of Santander Private Banking Gestión and the incorporation of SAM Spain into our global operating model, further strengthening capabilities under a unified structure. Additionally, we completed the acquisition of the majority stake of Tresmares Capital, reinforcing our direct lending capabilities, and launched the Real Estate Coliving Opportunities fund, expanding our presence in real estate assets.
We accelerated process automation, redesigning workflows to enhance efficiency. As part of this, we deployed an AI-based platform that supports automation and re-engineering opportunities across investment and distribution activities.
•In Insurance, our bancassurance business is present in more than 20 countries through the Group's global businesses. In 2025, we reorganized our business around two verticals, Life & Pensions and Property & Casualty:
•In Life & Pensions, we developed a new retirement offering, focused on savings and post-retirement income solutions. We launched a new life product for senior customers in Brazil and a new annuities product for private banking and affluent segments in Spain. We strengthened our unit-linked our proposition in Mexico.
•In Property & Casualty, we expanded in high-growth areas: i) Health, with a new health product with Bupa in Chile; ii) SMEs, through enhanced protection products in collaboration with Getnet; and iii) Auto, leveraging Autocompara, our auto insurance comparison platform, adding insurers such as Suhai in Brazil, and deploying a phygital model for incomplete purchases in Brazil and Mexico.
We remain focused on expanding Retirement Solutions, maximizing value from existing joint ventures, enhancing lifetime customer value across markets and driving sales and operational excellence to increase share of wallet.
Since 2023, Insurance has operated under a single holding company, enabling unified governance, risk and control. In 2025, we strengthened strategic oversight by adding new board members and bringing new expertise into key leadership roles.
•Portfolio Investments. We focused on capturing synergies and enhancing our value proposition and the service provided to our customers in its first year within Wealth.
Annual report 2025    477

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Business performance
During 2025, solid commercial activity and a positive market performance enabled us to reach a total volume of assets under management (AuMs) of EUR 558 billion, +14% year-on-year in constant euros. By business and in constant euros, volumes performed as follows:
•In PB, customer assets and liabilities reached a record of EUR 376 billion (+18% year-on-year), with all products growing, as we focus on offering products with greater added value, such as alternatives and discretionary portfolio management. Net new money totalled EUR 20.0 billion, increasing 11% year-on-year.
Private asset commitments grew 39% year-on-year and our new global family office service reached EUR 5.7 billion in AuMs. Assets of advisory platforms grew 34% year-on-year.
Our focus on offering our customers the benefits of our scale and international presence helped us expand our Private Banking customer base by 5% year-on-year to nearly 314,000.
•In SAM, total AuMs reached an all-time high of EUR 256 billion,+9% year-on-year, on the back of the solid commercial activity, confirming strong client engagement and the attractive product offering. Net sales in 2025 reached EUR 3.7 billion.
•In Insurance, gross written premiums reached EUR 10.7 billion in 2025, +4% year-on-year, mainly driven by life savings business.

Wealth. 2025 business performance
EUR billion and % change in constant euros. December 2025

/ 2024
+14%
+11%
+9%
+19%
+24%
+6%
+13%
+4%
Note: total products marketed, advised, under custody and/or managed.
*Excluding overlaps between PB and SAM (PB clients with investment funds managed by SAM).
Results
Underlying attributable profit was EUR 2,063 million (14% of the Group's total operating areas), up 23% compared to 2024. In constant euros, it was 27% higher, by line item:
•Total income increased 14% year-on-year, as a result of our focus on value-added solutions to expand our fee business and improve revenue recurrency and predictability.
Net interest income decreased 14% year-on-year affected by Private Banking deposit cost inelasticity to interest rate cuts and a decline in the yield on assets in a lower interest rate environment in most of our markets.
Net fee income rose 17% year-on-year, with nottable performances in Private Banking and SAM, driven by solid commercial activity, a positive market performance and our focus on promoting fee-generating activities and products.
Other income improved year-on-year, boosted by the good performances of our joint ventures in Insurance and of the stakes managed by our Portfolio Investments business line.
Including the fees ceded to our commercial network, total revenue reached EUR 6,775 million, up 13%, on the back of higher customer activity in PB, higher volumes in SAM and the good performance of Insurance-related businesses.

Wealth. 2025 total income
EUR million and % change year-on-year in constant euros

PB
SAM
Insurance

Total income	Total income + ceded fees
+2%	+2%
+19%	+15%
+21%	+12%

Total income	Fees ceded to the commercial network
Note: additionally, Wealth's total income included EUR 195 million in 2024 and EUR 485 million in 2025 corresponding to Portfolio Investments. Information excludes overlaps between Wealth businesses and also insurance fees recorded in Consumer (EUR 972 million).
•Administrative expenses and amortizations were 6% higher year-on-year, growing less than total income, reflecting investments made to strengthen PB teams and develop new capabilities to address the increase in commercial activity.
•Net loan-loss provisions improved EUR 22 million compared to 2024.
•The other gains (losses) and provisions improved EUR 16 million compared to 2024.
When considering ceded fees along with our PAT, the total contribution to Group profit (PAT+Fees) reached EUR 3,796 million, up 19% year-on-year.
RoTE (post-AT1) in 2025 was 68.5%.

Wealth. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	4,239	3,803	+11	+14
Expenses	(1,497)	(1,452)	+3	+6
Net operating income	2,742	2,351	+17	+19
LLPs	(22)	(44)	(50)	(50)
PBT	2,713	2,284	+19	+22
Underlying attrib. profit	2,063	1,671	+23	+27
Detailed financial information in section 5.4 'Appendix'.
Annual report 2025    478

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Payments	Underlying attributable profit	EUR 883 mn

→PagoNxt and Cards bring a unique position in the payments industry to the Group, covering both sides of the value chain of card payments (issuing and acquiring businesses) and account-to-account payments.

→Activity increased in both businesses supported by global platform development, enabling further scale gains. In PagoNxt, Getnet's total payments volume increased 14% year-on-year and the number of transactions rose 7%. In Cards, both spending (in constant euros) and transactions grew 6% year-on-year.

→Underlying attributable profit was EUR 883 million. Excluding charges related to the discontinuation of our merchant platform in Germany and Superdigital in Latin America in Q2 2024, profit increased 37% year-on-year, +50% in constant euros. PagoNxt's EBITDA margin improved 7.0 pp year-on-year to 34.5%.

PagoNxt and Cards strategy
In 2025, we consolidated our unique position in the payments industry, with a sharp increase in activity in PagoNxt and Cards.
In PagoNxt, we made progress in our strategic priorities:
•In Getnet, we focused on strengthening our position in Spain, Portugal and Latin America through the implementation of a single API in these regions. We opened commercial offices in the US and China.
•In Ebury, we made progress in: i) growing our customer base by expanding our online offering, including the launch of a new app for customers; ii) expanding geographically with a focus on emerging markets; and iii) introducing tailored products to capture business in new verticals, such as mass payments.
Together with Getnet, we deployed a commercial proposition for acquiring services and cross-border payments with FX capabilities for large corporates in Latin America, and launched a collections and FX service for SMEs and corporates in Spain.
•In PagoNxt Payments, we continued to deploy our technological platform for A2A payments processing, foreign exchange, fraud detection and other value-added services.
In Cards, we focused on the following priorities in 2025:
•Expand profitably our credit card business, strengthening our leadership position in Europe and South America, while also accelerating the debit-to-credit strategy with initiatives such as Pay Smarter, launched in all countries to enhance security, control and customer benefits.
Our Cards Data Lab ended the year with more than 1.6 million new pre-approved customers, operating across nine countries, with new capabilities to improve customer experience.
In corporates, we expanded our value proposition with Getnet, following the distribution of 185,000 bundles that include point of sale (PoS) terminals and credit cards, available in Spain and Latin America.
•Improve customer payment experience, offering solutions to facilitate the use of our cards and digital interactions, and increase security. Key initiatives include the centralized management of tokenized payments, roll out of Click to Pay across several markets, improved incident management across digital channels and the ability to add our cards to Apple Pay and Google Pay across our countries.
•Implement our global card platform, Plard, now live in our main countries. At year-end, it managed over 22 million debit and credit cards in Brazil, capturing new debit card sales in Chile for individuals and corporates and processing more than 450 million transactions per month in Brazil, Mexico, Chile, Spain and the UK.
Business performance
Gross loans and advances to customers, excluding reverse repos and in constant euros, rose 8%, driven by Cards.
Payments has a small volume of deposits, concentrated in PagoNxt. Excluding repos and in constant euros they rose 30%.
Results
Underlying attributable profit was EUR 883 million in 2025 (6% of the Group's total operating areas), a 119% increase year-on-year. Excluding the charges in 2024 related to the discontinuation of platforms, profit grew 37% year-on-year, 50% up in constant euros. By line item and in constant euros:
•Total income grew 17%, with double-digit growth in net interest income and net fee income, driven by higher activity.
•Administrative expenses and amortizations rose 1% and decreased 3% in real terms, even after our investments in platforms in both Cards and PagoNxt.
•Net loan-loss provisions, mainly related to Cards, increased 28% driven primarily by South America.
•Other gains (losses) and provisions registered a lower loss, EUR 140 million compared to EUR 360 million in 2024, which was affected by the charges from the discontinuation of platforms.

Payments. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	6,013	5,459	+10	+17
Expenses	(2,360)	(2,430)	(3)	+1
Net operating income	3,654	3,030	+21	+30
LLPs	(2,027)	(1,714)	+18	+28
PBT	1,486	955	+56	+74
Underlying attrib. profit	883	404	+119	+155
Detailed financial information in section 5.4 'Appendix'.
Annual report 2025    479

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
PagoNxt
Business performance
In 2025, activity increased sharply. The total number of transactions in Getnet reached 10.5 billion, 7% higher year-on-year, and the total payments volume (TPV) was EUR 238 billion, 14% more than in 2024 in constant euros, driven by the good performances across countries, especially in Latin America.
In PagoNxt Payments, the significant increase in the volume of payments processed enabled us to operate with greater efficiency, achieving a very competitive cost per transaction.

PagoNxt. Activity. TPV (Getnet)
EUR billion and % change year-on-year in constant euros

+14%
Results
Underlying attributable profit of EUR 96 million in 2025, compared to a EUR 299 million loss in 2024 (EUR 56 million loss excluding the charges related to the discontinuation of platforms). In constant euros:
•Total income rose 16% year-on-year, driven by the increase in revenue across the three business lines, boosted by higher activity.
•Administrative expenses and amortizations only rose 1%, even after our investments to further develop our global platforms.
•Net loan-loss provisions increased, mainly due to Getnet in Brazil.
•Other gains (losses) and provisions recorded a loss of EUR 77 million, a significantly lower loss than a year ago due to the aforementioned charges related to the discontinuation of our platforms in 2024.
EBITDA margin was 34.5%, 7.0 pp higher than in 2024.

PagoNxt. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	1,373	1,240	+11	+16
Expenses	(1,138)	(1,160)	(2)	+1
Net operating income	+235	+80	+195	+346
LLPs	(24)	(16)	+49	+55
PBT	+134	(233)	—	—
Underlying attrib. profit	+96	(299)	—	—
Detailed financial information in section 5.4 'Appendix'.
Cards
Business performance
In the year, customer card activity continued to increase across all payment types. The number of transactions grew 6% year-on-year, reaching EUR 15.5 billion. Spending also rose 6% year-on-year in constant euros, mainly driven by credit cards (+10%), increasing across all our countries. This growth was accompanied by an improvement in the quality of service, resulting in increases in our share of wallet.
Gross loans and advances to customers, excluding reverse repos and in constant euros, rose 9%, with increases across most of our footprint, especially in Brazil, with grew double digits.

Cards. Activity. Spending
EUR billion and % change year-on-year in constant euros

+6%
Results
In 2025, underlying attributable profit was EUR 787 million, 12% higher compared to 2024. In constant euros, it rose 19%, by line item:
•Total income increased 17%, driven by higher activity. Net interest income and net fee income rose 21% and 14%, respectively, mainly due to greater activity in credit cards.
•Administrative expenses and amortizations were flat, due to our cost-control efforts.
•Net loan-loss provisions rose 27%, driven by generalized loan growth and due to a less favourable macro environment in some of our countries.
•Other gains (losses) and provisions recorded a EUR 63 million loss compared to a EUR 64 million loss in 2024.
In 2025, RoTE (post-AT1) in Cards was 30.1% (28.5% in 2024).

Cards. Underlying income statement
EUR million and % change
			/	2024
	2025	2024	%	% excl. FX

Revenue	4,640	4,220	+10	+17
Expenses	(1,221)	(1,270)	(4)	0
Net operating income	3,419	2,950	+16	+24
LLPs	(2,003)	(1,698)	+18	+27
PBT	1,353	1,188	+14	+21
Underlying attrib. profit	787	703	+12	+19
Detailed financial information in section 5.4 'Appendix'.
Annual report 2025    480

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Corporate Centre	Underlying attributable profit	-EUR 1,085 mn

→The Corporate Centre continued to fulfil its support role for the Group by defining, developing and coordinating the Group's strategy, as well as providing services to the operating units, adding value.
→It carries out the corporate oversight and control functions, coordinates interactions with the Group's supervisors and regulators and also carries out functions related to financial and capital management.
→Underlying attributable loss was EUR 1,085 million, a 6% lower loss than in 2024 due to a lower impact from exchange rate hedges, which more than offset the negative effects from lower interest rates and higher net loan-loss provisions.

Strategy and functions
The Corporate Centre contributes value to the Group, through the following functions, among others:
•Implementing global control frameworks and supervision.
•Fostering the exchange of best practices in cost management, which enables us to be maintain an efficiency level that ranks among the best in the industry.
•Collaborating in the definition and execution of the global strategy, corporate development operations and projects that ensure we meet the business plan.
•Contributing to the launch of projects that will be developed by our global businesses, aimed at leveraging our worldwide presence to generate economies of scale.
•Ensuring open and constructive communication with shareholders, analysts, investors, bondholders, rating agencies and other market players.
•Adding value to our businesses, countries and divisions by encouraging the exchange of best practices, driving and managing innovative global initiatives and defining corporate policies to improve process efficiency and customer service quality.
Additionally, it coordinates the relationship with European regulators and supervisors and carries out functions related to financial and capital management, as follows:
•Financial Management:
•Structural management of liquidity risk associated with funding the Group’s recurring activity and stakes of a financial nature. As at 31 December 2025, the liquidity buffer was EUR 338 billion.

This is done by ensuring the diversification of funding sources (issuances and other~~s~~), maintaining an adequate profile in volumes, maturities and costs.
The price of these transactions with other Group units is the market rate that includes all liquidity concepts (which the Group supports by immobilizing funds during the term of the transaction) and regulatory requirements (TLAC/MREL).
•We also actively manage interest rate risk to dampen the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.
•Strategic management of exposure to exchange rates in equity and dynamic management of the FX hedges related to the units’ next 12 months results in euros. The net investments in equity currently hedged totalled EUR 16,842 million (mainly in the UK, Mexico, Chile and Poland) with different FX instruments (spots and forwards).
•Management of capital and reserves: analysis, adequacy and management of the Group's capital including coordination with subsidiaries, monitoring profitability to maximize shareholder returns, setting solvency targets and capital contributions, monitoring the capital ratio in both regulatory and economic terms, and efficient capital allocation to the units.

Annual report 2025    481

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Results
The underlying attributable loss in 2025 was EUR 1,085 million, a 6% lower than in 2024 (loss of EUR 1,154 million), with the following breakdown by lines:
•Net interest income declined EUR 182 million as lower interest rates impacted the balance sheet which has positive sensitivity to rate rises.
•Losses on financial transactions improved by EUR 325 million, due to a lower impact from foreign currency hedges.

•Administrative expenses and amortizations were 6% higher year-on-year, primarily impacted by higher IT expenses.
•Net loan-loss provisions increased by EUR 200 million due to LLPs recorded in the first half of the year related to our plan to accelerate NPL ratio reductions, improving the Group's credit quality.
•Other gains (losses) and provisions showed an improvement of EUR 171 million compared to 2024.

Corporate Centre. Underlying income statement
EUR million
	2025	2024	%
Net interest income	(490)	(308)	59.1
Net fee income	(27)	(11)	156.5
Gains (losses) on financial transactions A	(82)	(408)	(79.8)
Other operating income	19	50	(63.0)
Total income	(581)	(676)	(14.0)
Administrative expenses and amortizations	(402)	(379)	6.2
Net operating income	(983)	(1,055)	(6.8)
Net loan-loss provisions	(198)	3	—
Other gains (losses) and provisions	(94)	(265)	(64.5)
Profit before tax	(1,275)	(1,317)	(3.2)
Tax on profit	190	162	16.9
Profit from continuing operations	(1,085)	(1,155)	(6.0)
Net profit from discontinued operations	—	—	—
Consolidated profit	(1,085)	(1,155)	(6.0)
Non-controlling interests	0	1	(99.7)
Profit attributable to the parent	(1,085)	(1,154)	(6.0)

Corporate Centre. Balance sheet and operating means
EUR million
	2025	2024	%
Loans and advances to customers	6,289	5,778	8.8
Cash, central banks and credit institutions	101,481	104,379	(2.8)
Debt instruments	11,076	10,923	1.4
Other financial assets	1,612	1,444	11.6
Other asset accounts	113,826	118,425	(3.9)
Total assets	234,284	240,948	(2.8)
Customer deposits	1,387	1,430	(3.0)
Central banks and credit institutions	21,640	21,730	(0.4)
Marketable debt securities	112,521	121,122	(7.1)
Other financial liabilities	773	48	—
Other liabilities accounts	6,662	7,256	(8.2)
Total liabilities	142,983	151,585	(5.7)
Total equity	91,301	89,363	2.2

Memorandum items:
Gross loans and advances to customers B	6,349	5,853	8.5
Customer funds	1,387	1,299	6.7
Customer deposits C	1,387	1,299	6.7
Mutual funds	—	—	—

Operating means
Number of employees	1,901	1,825	4.2

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Annual report 2025    482

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
5.4 Appendix
In this appendix, results are presented on an underlying basis and the balance sheet figures, ratios and other metrics include Poland, as they did in previous disclosures, i.e. maintaining the same perimeter as prior to the announcement of the Poland disposal. However, if we were to exclude Poland, the Group's main management ratios would not be materially affected. For further information, see sections 2. 'Significant events in 2025' and 6. 'Alternative performance measures' of this chapter.
For Argentina and any grouping which includes it, the variations in constant euros have been calculated considering the Argentine peso exchange rate on the last working day for each of the periods presented. For further information, see section 6. 'Alternative performance measures' of this chapter.
Primary segments

RETAIL & COMMERCIAL BANKING
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	26,409	27,937	(5.5)	(2.2)
Net fee income	4,784	4,707	1.6	6.1
Gains (losses) on financial transactions ᴬ	617	738	(16.4)	(15.0)
Other operating income	(594)	(1,008)	(41.1)	(39.8)
Total income	31,216	32,374	(3.6)	(0.1)
Administrative expenses and amortizations	(12,314)	(12,796)	(3.8)	0.0
Net operating income	18,902	19,578	(3.4)	(0.2)
Net loan-loss provisions	(5,416)	(5,846)	(7.3)	(2.2)
Other gains (losses) and provisions	(2,320)	(2,875)	(19.3)	(17.5)
Profit before tax	11,167	10,857	2.9	5.4
Tax on profit	(2,812)	(3,088)	(8.9)	(7.0)
Profit from continuing operations	8,354	7,769	7.5	10.3
Net profit from discontinued operations	—	—	—	—
Consolidated profit	8,354	7,769	7.5	10.3
Non-controlling interests	(689)	(522)	32.0	33.8
Underlying profit attributable to the parent	7,666	7,247	5.8	8.6

Balance sheet and activity metrics
Loans and advances to customers	604,870	608,828	(0.7)	1.9
Customer deposits	674,133	660,748	2.0	4.0

Memorandum items:
Gross loans and advances to customers ᴮ	600,686	609,372	(1.4)	1.0
Customer funds	777,742	748,855	3.9	5.6
Customer deposits C	662,388	649,214	2.0	4.0
Mutual funds	115,354	99,641	15.8	16.2
Risk-weighted assets	294,948	288,782	2.1

Ratios (%), operating means and customers
RoTE	18.5	18.9	(0.5)
RoTE (post-AT1)	17.7	18.2	(0.4)
Efficiency ratio	39.4	39.5	(0.1)
NPL ratio	2.97	3.18	(0.21)
NPL coverage ratio	61	58	2
Number of employees	123,836	131,653	(5.9)
Number of total customers (thousands)	153,134	147,140	4.1
Number of active customers (thousands)	81,045	79,079	2.5

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    483

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Retail Spain
EUR million
Underlying income statement	2025	2024	%
Net interest income	5,796	5,869	(1.2)
Net fee income	1,076	1,074	0.2
Total income	7,007	7,071	(0.9)
Administrative expenses and amortizations	(2,268)	(2,288)	(0.9)
Net operating income	4,739	4,783	(0.9)
Net loan-loss provisions	(996)	(1,092)	(8.8)
Profit before tax	3,250	2,797	16.2

Balance sheet and activity metrics
Loans and advances to customers	152,013	151,105	0.6
Customer deposits	230,850	222,092	3.9

Memorandum items:
Gross loans and advances to customers ᴬ	154,764	154,580	0.1
Customer funds	281,486	266,230	5.7
Customer deposits ᴮ	230,850	222,089	3.9
Mutual funds	50,636	44,141	14.7

A. Excluding reverse repos.
B. Excluding repos.

Retail UK
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,728	4,672	1.2	2.4
Net fee income	50	(33)	—	—
Total income	4,681	4,618	1.4	2.6
Administrative expenses and amortizations	(2,463)	(2,601)	(5.3)	(4.2)
Net operating income	2,218	2,017	10.0	11.3
Net loan-loss provisions	(122)	(14)	789.4	800.1
Profit before tax	1,603	1,600	0.2	1.4

Balance sheet and activity metrics
Loans and advances to customers	235,994	239,787	(1.6)	3.6
Customer deposits	215,695	219,293	(1.6)	3.5

Memorandum items:
Gross loans and advances to customers ᴬ	221,464	229,645	(3.6)	1.5
Customer funds	215,472	217,765	(1.1)	4.1
Customer deposits ᴮ	209,427	211,720	(1.1)	4.1
Mutual funds	6,046	6,045	0.0	5.3

A. Excluding reverse repos.
B. Excluding repos.
Annual report 2025    484

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Retail Mexico
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	3,041	3,134	(3.0)	6.5
Net fee income	723	699	3.4	13.5
Total income	3,719	3,769	(1.3)	8.4
Administrative expenses and amortizations	(1,669)	(1,757)	(5.0)	4.3
Net operating income	2,049	2,011	1.9	11.9
Net loan-loss provisions	(626)	(654)	(4.4)	5.1
Profit before tax	1,354	1,318	2.7	12.8

Balance sheet and activity metrics
Loans and advances to customers	32,588	30,981	5.2	3.1
Customer deposits	42,799	38,042	12.5	10.2

Memorandum items:
Gross loans and advances to customers ᴬ	33,375	31,724	5.2	3.1
Customer funds	54,278	48,220	12.6	10.3
Customer deposits ᴮ	38,864	35,245	10.3	8.1
Mutual funds	15,414	12,975	18.8	16.4

A. Excluding reverse repos.
B. Excluding repos.

Retail Brazil
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	5,957	6,795	(12.3)	(4.9)
Net fee income	1,364	1,531	(10.9)	(3.3)
Total income	7,146	8,220	(13.1)	(5.7)
Administrative expenses and amortizations	(2,938)	(3,152)	(6.8)	1.1
Net operating income	4,209	5,068	(17.0)	(9.9)
Net loan-loss provisions	(2,653)	(2,973)	(10.8)	(3.2)
Profit before tax	813	1,352	(39.9)	(34.7)

Balance sheet and activity metrics
Loans and advances to customers	50,883	53,227	(4.4)	(4.0)
Customer deposits	58,286	54,658	6.6	7.1

Memorandum items:
Gross loans and advances to customers ᴬ	54,571	56,663	(3.7)	(3.2)
Customer funds	80,749	72,993	10.6	11.1
Customer deposits ᴮ	58,241	53,865	8.1	8.6
Mutual funds	22,508	19,128	17.7	18.2

A. Excluding reverse repos.
B. Excluding repos.

Annual report 2025    485

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

DIGITAL CONSUMER BANK
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	11,036	10,777	2.4	5.4
Net fee income	1,479	1,508	(2.0)	0.4
Gains (losses) on financial transactions ᴬ	(11)	(4)	168.4	126.4
Other operating income	511	631	(19.0)	(17.0)
Total income	13,015	12,912	0.8	3.6
Administrative expenses and amortizations	(5,287)	(5,183)	2.0	4.4
Net operating income	7,728	7,729	0.0	3.1
Net loan-loss provisions	(4,457)	(4,562)	(2.3)	1.4
Other gains (losses) and provisions	(704)	(939)	(25.0)	(23.8)
Profit before tax	2,566	2,228	15.2	18.2
Tax on profit	(489)	(294)	66.2	69.4
Profit from continuing operations	2,077	1,934	7.4	10.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,077	1,934	7.4	10.4
Non-controlling interests	(336)	(275)	22.1	23.5
Underlying profit attributable to the parent	1,741	1,659	4.9	8.2

Balance sheet and activity metrics
Loans and advances to customers	203,857	207,107	(1.6)	1.7
Customer deposits	129,946	128,975	0.8	5.3

Memorandum items:
Gross loans and advances to customers ᴮ	211,894	215,164	(1.5)	1.9
Customer funds	138,999	137,122	1.4	6.0
Customer deposits C	129,909	128,933	0.8	5.3
Mutual funds	9,089	8,189	11.0	17.1
Risk-weighted assets	155,664	151,102	3.0

Ratios (%), operating means and customers
RoTE	9.4	9.8	(0.4)
RoTE (post-AT1)	8.6	8.9	(0.3)
Efficiency ratio	40.6	40.1	0.5
NPL ratio	5.32	5.07	0.24
NPL coverage ratio	71	74	(2)
Number of employees	30,751	29,903	2.8
Number of total customers (thousands)	26,709	25,041	6.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    486

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

DCB Europe
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,685	4,361	7.4	7.5
Net fee income	804	902	(10.9)	(10.8)
Total income	5,925	5,679	4.3	4.4
Administrative expenses and amortizations	(2,611)	(2,604)	0.3	0.4
Net operating income	3,314	3,075	7.8	7.9
Net loan-loss provisions	(1,363)	(1,209)	12.7	12.9
Profit before tax	1,398	1,131	23.6	23.4

Balance sheet and activity metrics
Loans and advances to customers	139,322	137,038	1.7	2.1
Customer deposits	82,359	81,376	1.2	1.3

Memorandum items:
Gross loans and advances to customers ᴬ	142,477	139,927	1.8	2.3
Customer funds	87,559	85,876	2.0	2.0
Customer deposits ᴮ	82,359	81,376	1.2	1.3
Mutual funds	5,200	4,500	15.6	15.6

A. Excluding reverse repos.
B. Excluding repos.

DCB US
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,581	4,651	(1.5)	2.8
Net fee income	339	303	11.8	16.6
Total income	5,072	5,297	(4.2)	(0.1)
Administrative expenses and amortizations	(2,141)	(2,159)	(0.8)	3.5
Net operating income	2,931	3,138	(6.6)	(2.6)
Net loan-loss provisions	(2,140)	(2,466)	(13.2)	(9.5)
Profit before tax	699	551	26.9	32.4

Balance sheet and activity metrics
Loans and advances to customers	43,887	52,256	(16.0)	(5.0)
Customer deposits	46,481	47,583	(2.3)	10.5

Memorandum items:
Gross loans and advances to customers ᴬ	47,402	56,266	(15.8)	(4.7)
Customer funds	50,333	51,230	(1.8)	11.2
Customer deposits ᴮ	46,444	47,541	(2.3)	10.5
Mutual funds	3,889	3,689	5.4	19.3

A. Excluding reverse repos.
B. Excluding repos.
Annual report 2025    487

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

CORPORATE & INVESTMENT BANKING
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,047	3,988	1.5	5.7
Net fee income	2,713	2,548	6.4	9.3
Gains (losses) on financial transactions ᴬ	1,358	1,629	(16.7)	(14.3)
Other operating income	370	172	114.9	111.6
Total income	8,488	8,338	1.8	5.2
Administrative expenses and amortizations	(3,866)	(3,794)	1.9	5.1
Net operating income	4,622	4,544	1.7	5.3
Net loan-loss provisions	(291)	(171)	70.3	70.9
Other gains (losses) and provisions	(121)	(354)	(65.8)	(65.2)
Profit before tax	4,210	4,019	4.7	8.7
Tax on profit	(1,171)	(1,068)	9.6	14.0
Profit from continuing operations	3,039	2,951	3.0	6.8
Net profit from discontinued operations	—	—	—	—
Consolidated profit	3,039	2,951	3.0	6.8
Non-controlling interests	(205)	(204)	0.2	4.9
Underlying profit attributable to the parent	2,834	2,747	3.2	6.9

Balance sheet and activity metrics
Loans and advances to customers	210,245	184,834	13.7	18.3
Customer deposits	224,981	202,360	11.2	15.2

Memorandum items:
Gross loans and advances to customers ᴮ	151,894	136,697	11.1	15.0
Customer funds	152,903	150,736	1.4	3.8
Customer deposits C	140,438	136,677	2.8	5.4
Mutual funds	12,465	14,059	(11.3)	(10.8)
Risk-weighted assets	109,153	122,697	(11.0)

Ratios (%) and operating means
RoTE	19.8	18.0	1.8
RoTE (post-AT1)	19.1	17.3	1.8
Efficiency ratio	45.5	45.5	0.0
NPL ratio	0.69	0.83	(0.14)
NPL coverage ratio	48	39	9
Number of employees	14,009	13,385	4.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    488

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

WEALTH MANAGEMENT & INSURANCE
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	1,445	1,706	(15.3)	(13.7)
Net fee income	1,703	1,497	13.8	16.8
Gains (losses) on financial transactions ᴬ	512	257	99.6	104.5
Other operating income	579	343	68.6	78.8
Total income	4,239	3,803	11.4	14.3
Administrative expenses and amortizations	(1,497)	(1,452)	3.1	6.0
Net operating income	2,742	2,351	16.6	19.5
Net loan-loss provisions	(22)	(44)	(49.8)	(49.7)
Other gains (losses) and provisions	(7)	(23)	(69.2)	(68.9)
Profit before tax	2,713	2,284	18.8	21.7
Tax on profit	(555)	(534)	4.0	5.9
Profit from continuing operations	2,158	1,750	23.3	26.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,158	1,750	23.3	26.6
Non-controlling interests	(95)	(79)	20.3	23.2
Underlying profit attributable to the parent	2,063	1,671	23.4	26.7

Balance sheet and activity metrics
Loans and advances to customers	26,585	24,526	8.4	13.4
Customer deposits	63,964	61,337	4.3	6.8

Memorandum items:
Gross loans and advances to customers ᴮ	26,749	24,691	8.3	13.3
Customer funds	189,870	172,243	10.2	12.4
Customer deposits C	62,888	60,409	4.1	6.7
Mutual funds	126,982	111,833	13.5	15.4
Risk-weighted assets	19,027	12,123	56.9
Assets under management	558,403	497,188	12.3	14.1
Gross written premiums	10,745	10,880	(1.2)	4.3

Ratios (%), operating means and customers
RoTE	69.2	77.6	(8.4)
RoTE (post-AT1)	68.5	76.8	(8.4)
Efficiency ratio	35.3	38.2	(2.9)
NPL ratio	0.86	0.93	(0.08)
NPL coverage ratio	71	71	0
Number of employees	7,531	7,707	(2.3)
Number of Private Banking customers (thousands)	314	299	5.1

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    489

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

PAYMENTS
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	2,907	2,567	13.2	21.4
Net fee income	3,008	2,759	9.0	14.8
Gains (losses) on financial transactions ᴬ	44	61	(28.1)	(21.8)
Other operating income	55	72	(24.2)	(27.6)
Total income	6,013	5,459	10.1	16.9
Administrative expenses and amortizations	(2,360)	(2,430)	(2.9)	0.6
Net operating income	3,654	3,030	20.6	30.5
Net loan-loss provisions	(2,027)	(1,714)	18.3	27.7
Other gains (losses) and provisions	(140)	(360)	(61.1)	(60.7)
Profit before tax	1,486	955	55.6	73.6
Tax on profit	(503)	(462)	8.9	18.1
Profit from continuing operations	984	493	99.3	128.5
Net profit from discontinued operations	—	—	—	—
Consolidated profit	984	493	99.3	128.5
Non-controlling interests	(101)	(90)	12.0	18.8
Underlying profit attributable to the parent	883	404	118.8	155.5

Balance sheet and activity metrics
Loans and advances to customers	24,469	22,995	6.4	7.2
Customer deposits	1,415	1,086	30.3	30.3

Memorandum items:
Gross loans and advances to customers ᴮ	26,618	24,768	7.5	8.3
Customer funds	1,415	1,086	30.3	30.3
Customer deposits C	1,415	1,086	30.3	30.3
Mutual funds	—	—	—	—
Risk-weighted assets	22,883	22,795	0.4

Ratios (%) and operating means
RoTE	28.8	14.1	14.7
RoTE (post-AT1)	28.0	13.3	14.7
NPL ratio	87.60	97.50	(9.90)
NPL coverage ratio	127	137	(11)
Number of employees	20,375	22,280	(8.6)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    490

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

PAGONXT
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	167	132	27.0	35.7
Net fee income	1,059	958	10.5	16.4
Gains (losses) on financial transactions ᴬ	(24)	0	—	—
Other operating income	171	150	14.3	14.9
Total income	1,373	1,240	10.8	16.2
Administrative expenses and amortizations	(1,138)	(1,160)	(1.9)	0.8
Net operating income	235	80	194.6	345.7
Net loan-loss provisions	(24)	(16)	48.5	55.1
Other gains (losses) and provisions	(77)	(296)	(74.0)	(73.8)
Profit before tax	134	(233)	—	0.0
Tax on profit	(19)	(57)	(65.9)	(60.1)
Profit from continuing operations	115	(290)	0.0	0.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	115	(290)	0.0	0.0
Non-controlling interests	(19)	(9)	101.1	120.7
Underlying profit attributable to the parent	96	(299)	0.0	0.0

Balance sheet and activity metrics
Loans and advances to customers	977	1,066	(8.3)	(8.4)
Customer deposits	1,392	1,038	34.2	34.2

Memorandum items:
Gross loans and advances to customers ᴮ	1,002	1,087	(7.8)	(7.9)
Customer funds	1,392	1,038	34.2	34.2
Customer deposits C	1,392	1,038	34.2	34.2
Mutual funds	—	—	—	—
Risk-weighted assets	4,421	4,898	(9.7)
Total transactions (Getnet, million)	10,549	9,837	7.2
Total payments volume (Getnet)	237,912	221,787	7.3	13.6

Ratios (%)
EBITDA margin	34.5	27.5	7.0
Efficiency ratio	82.9	93.6	(10.7)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    491

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

CARDS
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	2,740	2,436	12.5	20.7
Net fee income	1,949	1,801	8.2	13.9
Gains (losses) on financial transactions ᴬ	68	61	11.5	21.3
Other operating income	(117)	(78)	50.0	58.7
Total income	4,640	4,220	10.0	17.1
Administrative expenses and amortizations	(1,221)	(1,270)	(3.8)	0.5
Net operating income	3,419	2,950	15.9	24.4
Net loan-loss provisions	(2,003)	(1,698)	18.0	27.4
Other gains (losses) and provisions	(63)	(64)	(0.8)	0.8
Profit before tax	1,353	1,188	13.8	21.5
Tax on profit	(484)	(405)	19.4	28.1
Profit from continuing operations	869	783	10.9	18.1
Net profit from discontinued operations	—	—	—	—
Consolidated profit	869	783	10.9	18.1
Non-controlling interests	(82)	(81)	1.6	7.3
Underlying profit attributable to the parent	787	703	12.0	19.3

Balance sheet and activity metrics
Loans and advances to customers	23,491	21,929	7.1	8.0
Customer deposits	23	49	—	(53.3)

Memorandum items:
Gross loans and advances to customers ᴮ	25,616	23,681	8.2	9.0
Customer funds	23	49	—	(53.3)
Customer deposits C	23	49	—	(53.3)
Mutual funds	—	—	—	—
Risk-weighted assets	18,462	17,897	3.2
Number of total cards (millions)	108	106	2.3

Ratios (%)
RoTE	30.7	29.2	1.5
RoTE (post-AT1)	30.1	28.5	1.5
Efficiency ratio	26.3	30.1	(3.8)
NPL ratio	6.43	5.31	1.12
NPL coverage ratio	129	139	(11)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Annual report 2025    492

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Secondary segments
EUR million
	Spain			UK
Underlying income statement	2025	2024	%	2025	2024	%	% excl. FX
Net interest income	7,305	7,256	0.7	5,008	4,950	1.2	2.4
Net fee income	3,022	2,867	5.4	369	283	30.3	31.8
Gains (losses) on financial transactions A	841	1,100	(23.6)	(100)	(18)	445.8	452.4
Other operating income	823	751	9.6	3	2	81.6	83.8
Total income	11,990	11,974	0.1	5,280	5,216	1.2	2.4
Administrative expenses and amortizations	(4,284)	(4,271)	0.3	(2,771)	(2,918)	(5.0)	(3.9)
Net operating income	7,706	7,703	0.0	2,509	2,299	9.1	10.5
Net loan-loss provisions	(1,142)	(1,259)	(9.3)	(177)	(64)	177.4	180.7
Other gains (losses) and provisions	(482)	(1,003)	(52.0)	(539)	(441)	22.1	23.5
Profit before tax	6,083	5,440	11.8	1,794	1,794	0.0	1.2
Tax on profit	(1,811)	(1,678)	7.9	(486)	(488)	(0.3)	0.9
Profit from continuing operations	4,272	3,763	13.5	1,307	1,306	0.1	1.3
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	4,272	3,763	13.5	1,307	1,306	0.1	1.3
Non-controlling interests	0	0	(2.5)	—	—	—	—
Profit attributable to the parent	4,272	3,762	13.5	1,307	1,306	0.1	1.3

Balance sheet
Loans and advances to customers	264,950	246,897	7.3	242,624	246,453	(1.6)	3.6
Cash, central banks and credit institutions	90,438	99,657	(9.3)	55,335	54,787	1.0	6.3
Debt instruments	120,671	94,519	27.7	10,570	15,120	(30.1)	(26.4)
Other financial assets	51,675	48,132	7.4	270	390	(30.8)	(27.2)
Other asset accounts	14,773	17,521	(15.7)	4,048	3,382	19.7	26.0
Total assets	542,507	506,725	7.1	312,846	320,132	(2.3)	2.9
Customer deposits	354,943	323,425	9.7	225,708	230,408	(2.0)	3.1
Central banks and credit institutions	54,996	57,218	(3.9)	18,326	25,665	(28.6)	(24.8)
Marketable debt securities	29,957	27,385	9.4	51,231	47,933	6.9	12.5
Other financial liabilities	63,188	59,976	5.4	2,441	2,500	(2.4)	2.8
Other liabilities accounts	22,268	21,163	5.2	2,277	1,733	31.4	38.3
Total liabilities	525,352	489,168	7.4	299,984	308,239	(2.7)	2.4
Total equity	17,155	17,557	(2.3)	12,863	11,893	8.2	13.8

Memorandum items:
Gross loans and advances to customers B	237,385	225,759	5.1	228,273	236,496	(3.5)	1.6
Customer funds	429,464	399,999	7.4	227,160	230,479	(1.4)	3.7
Customer deposits C	322,070	306,389	5.1	219,440	222,835	(1.5)	3.7
Mutual funds	107,394	93,609	14.7	7,719	7,643	1.0	6.3

Ratios (%), operating means and customers
RoTE	25.1	21.7	3.4	10.7	11.1	(0.4)
RoTE (post-AT1)	24.3	20.9	3.4	10.2	10.6	(0.4)
Efficiency ratio	35.7	35.7	0.1	52.5	55.9	(3.5)
NPL ratio	1.96	2.68	(0.73)	1.08	1.33	(0.25)
NPL coverage ratio	55	53	2	33	29	3
Number of branches	1,630	1,827	(10.8)	363	444	(18.2)
Number of total customers (thousands)	15,362	15,307	0.4	22,720	22,541	0.8
Number of active customers (thousands)	9,242	8,842	4.5	13,547	13,646	(0.7)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    493

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

EUR million
	Portugal			Poland
Underlying income statement	2025	2024	%	2025	2024	%	% excl. FX
Net interest income	1,346	1,548	(13.0)	2,953	2,844	3.8	2.2
Net fee income	506	467	8.2	733	674	8.8	7.1
Gains (losses) on financial transactions A	70	45	56.9	82	57	43.3	41.1
Other operating income	36	40	(9.0)	(44)	(20)	121.4	118.0
Total income	1,959	2,100	(6.7)	3,724	3,555	4.7	3.1
Administrative expenses and amortizations	(548)	(548)	0.1	(1,036)	(965)	7.4	5.8
Net operating income	1,411	1,553	(9.2)	2,687	2,591	3.7	2.1
Net loan-loss provisions	8	(11)	—	(283)	(511)	(44.5)	(45.4)
Other gains (losses) and provisions	(2)	(61)	(97.2)	(473)	(429)	10.3	8.6
Profit before tax	1,417	1,481	(4.3)	1,930	1,650	17.0	15.2
Tax on profit	(405)	(478)	(15.2)	(402)	(431)	(6.7)	(8.2)
Profit from continuing operations	1,011	1,003	0.8	1,528	1,219	25.4	23.4
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	1,011	1,003	0.8	1,528	1,219	25.4	23.4
Non-controlling interests	(2)	(2)	(18.9)	(580)	(419)	38.4	36.3
Profit attributable to the parent	1,010	1,001	0.9	949	800	18.5	16.7

Balance sheet
Loans and advances to customers	41,260	38,410	7.4	40,203	38,042	5.7	4.3
Cash, central banks and credit institutions	2,744	3,873	(29.2)	13,002	10,283	26.4	24.8
Debt instruments	15,998	15,010	6.6	21,610	17,489	23.6	22.0
Other financial assets	1,243	1,129	10.1	635	493	28.7	27.0
Other asset accounts	1,090	1,109	(1.7)	2,736	1,961	39.6	37.8
Total assets	62,334	59,530	4.7	78,186	68,269	14.5	13.1
Customer deposits	40,576	38,304	5.9	54,627	50,331	8.5	7.1
Central banks and credit institutions	9,357	8,813	6.2	7,974	5,020	58.8	56.8
Marketable debt securities	5,809	4,973	16.8	3,819	2,744	39.1	37.4
Other financial liabilities	304	339	(10.3)	1,509	1,656	(8.9)	(10.0)
Other liabilities accounts	2,916	3,056	(4.6)	2,451	1,688	45.3	43.4
Total liabilities	58,961	55,485	6.3	70,380	61,439	14.6	13.1
Total equity	3,373	4,046	(16.6)	7,806	6,830	14.3	12.8

Memorandum items:
Gross loans and advances to customers B	41,980	39,143	7.2	40,913	38,729	5.6	4.3
Customer funds	46,201	43,186	7.0	62,518	56,581	10.5	9.1
Customer deposits C	40,576	38,304	5.9	54,017	50,086	7.8	6.5
Mutual funds	5,625	4,882	15.2	8,501	6,495	30.9	29.2

Ratios (%), operating means and customers
RoTE	30.8	25.4	5.4	23.8	20.2	3.6
RoTE (post-AT1)	30.3	25.0	5.3	23.1	19.6	3.5
Efficiency ratio	28.0	26.1	1.9	27.8	27.1	0.7
NPL ratio	2.08	2.40	(0.32)	3.34	3.66	(0.32)
NPL coverage ratio	83	79	3	65	62	3
Number of branches	308	374	(17.6)	359	368	(2.4)
Number of total customers (thousands)	2,971	2,989	(0.6)	6,024	5,979	0.8
Number of active customers (thousands)	1,945	1,905	2.1	4,759	4,632	2.8

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    494

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

EUR million
	DCB Europe
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,685	4,361	7.4	7.5
Net fee income	804	902	(10.9)	(10.8)
Gains (losses) on financial transactions A	(39)	(24)	60.8	61.9
Other operating income	474	440	7.7	8.1
Total income	5,925	5,679	4.3	4.4
Administrative expenses and amortizations	(2,611)	(2,604)	0.3	0.4
Net operating income	3,314	3,075	7.8	7.9
Net loan-loss provisions	(1,363)	(1,209)	12.7	12.9
Other gains (losses) and provisions	(554)	(735)	(24.6)	(24.4)
Profit before tax	1,398	1,131	23.6	23.4
Tax on profit	(322)	(255)	25.9	25.2
Profit from continuing operations	1,076	876	22.9	22.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,076	876	22.9	22.9
Non-controlling interests	(304)	(234)	30.3	30.3
Profit attributable to the parent	772	642	20.2	20.2

Balance sheet
Loans and advances to customers	139,322	137,038	1.7	2.1
Cash, central banks and credit institutions	16,078	19,185	(16.2)	(15.6)
Debt instruments	8,510	6,310	34.9	34.6
Other financial assets	126	128	(1.3)	(1.3)
Other asset accounts	12,088	11,115	8.8	9.6
Total assets	176,125	173,775	1.4	1.8
Customer deposits	82,359	81,376	1.2	1.3
Central banks and credit institutions	26,820	28,120	(4.6)	(2.5)
Marketable debt securities	45,494	43,137	5.5	5.6
Other financial liabilities	2,014	1,918	5.0	5.2
Other liabilities accounts	6,208	5,714	8.7	9.0
Total liabilities	162,896	160,264	1.6	2.1
Total equity	13,229	13,512	(2.1)	(1.6)

Memorandum items:
Gross loans and advances to customers B	142,477	139,927	1.8	2.3
Customer funds	87,559	85,876	2.0	2.0
Customer deposits C	82,359	81,376	1.2	1.3
Mutual funds	5,200	4,500	15.6	15.6

Ratios (%), operating means and customers
RoTE	7.6	6.4	1.2
RoTE (post-AT1)	6.7	5.5	1.2
Efficiency ratio	44.1	45.9	(1.8)
NPL ratio	2.53	2.50	0.03
NPL coverage ratio	87	83	5
Number of branches	298	326	(8.6)
Number of total customers (thousands)	19,893	19,550	1.8

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    495

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

EUR million
	US				Mexico
Underlying income statement	2025	2024	%	% excl. FX	2025	2024	%	% excl. FX
Net interest income	5,888	5,693	3.4	7.9	4,554	4,631	(1.7)	8.0
Net fee income	1,328	1,152	15.3	20.3	1,454	1,385	5.0	15.3
Gains (losses) on financial transactions A	547	371	47.7	54.1	427	396	7.7	18.3
Other operating income	165	365	(54.7)	(52.7)	(130)	(133)	(2.5)	7.1
Total income	7,929	7,580	4.6	9.1	6,305	6,278	0.4	10.3
Administrative expenses and amortizations	(3,812)	(3,830)	(0.5)	3.8	(2,620)	(2,665)	(1.7)	8.0
Net operating income	4,116	3,750	9.8	14.5	3,685	3,613	2.0	12.0
Net loan-loss provisions	(2,244)	(2,507)	(10.5)	(6.6)	(1,239)	(1,277)	(3.0)	6.5
Other gains (losses) and provisions	(124)	(190)	(34.5)	(31.6)	(110)	(62)	78.1	95.6
Profit before tax	1,748	1,053	66.0	73.2	2,336	2,274	2.7	12.8
Tax on profit	(207)	56	—	—	(627)	(598)	4.9	15.2
Profit from continuing operations	1,541	1,109	39.0	45.0	1,709	1,676	2.0	12.0
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,541	1,109	39.0	45.0	1,709	1,676	2.0	12.0
Non-controlling interests	0	—	—	—	(4)	(5)	(9)	—
Profit attributable to the parent	1,541	1,109	39.0	45.0	1,705	1,671	2.0	12.0

Balance sheet
Loans and advances to customers	132,659	134,856	(1.6)	11.3	48,083	45,054	6.7	4.6
Cash, central banks and credit institutions	21,318	28,200	(24.4)	(14.5)	11,569	10,945	5.7	3.6
Debt instruments	38,411	27,042	42.0	60.7	32,066	30,092	6.6	4.4
Other financial assets	3,159	2,821	12.0	26.7	4,731	5,785	(18.2)	(19.9)
Other asset accounts	11,171	16,058	(30.4)	(21.3)	5,778	5,745	0.6	(1.5)
Total assets	206,718	208,978	(1.1)	11.9	102,227	97,621	4.7	2.6
Customer deposits	122,000	125,403	(2.7)	10.1	55,595	49,836	11.6	9.3
Central banks and credit institutions	34,934	26,794	30.4	47.5	17,984	17,260	4.2	2.1
Marketable debt securities	26,433	31,783	(16.8)	(5.9)	9,316	9,632	(3.3)	(5.2)
Other financial liabilities	6,255	5,223	19.8	35.5	7,586	9,640	(21.3)	(22.9)
Other liabilities accounts	3,085	3,683	(16.2)	(5.2)	3,258	3,115	4.6	2.5
Total liabilities	192,707	192,886	(0.1)	13.0	93,740	89,483	4.8	2.7
Total equity	14,011	16,091	(12.9)	(1.5)	8,487	8,138	4.3	2.2

Memorandum items:
Gross loans and advances to customers B	108,950	117,511	(7.3)	4.9	49,442	44,715	10.6	8.4
Customer funds	103,178	108,246	(4.7)	7.9	68,201	61,160	11.5	9.3
Customer deposits C	87,686	93,545	(6.3)	6.1	45,498	41,528	9.6	7.4
Mutual funds	15,492	14,702	5.4	19.2	22,703	19,632	15.6	13.3

Ratios (%), operating means and customers
RoTE	10.8	7.5	3.2		22.4	20.0	2.3
RoTE (post-AT1)	10.2	6.9	3.2		22.0	19.6	2.3
Efficiency ratio	48.1	50.5	(2.4)		41.6	42.5	(0.9)
NPL ratio	4.85	4.72	0.14		2.65	2.71	(0.05)
NPL coverage ratio	55	64	(9)		105	100	4
Number of branches	376	405	(7.2)		1,314	1,356	(3.1)
Number of total customers (thousands)	4,369	4,474	(2.4)		22,577	21,289	6.1
Number of active customers (thousands)	4,169	4,308	(3.2)		11,976	10,871	10.2

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Annual report 2025    496

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

EUR million
	Brazil				Chile
Underlying income statement	2025	2024	%	% excl. FX	2025	2024	%	% excl. FX
Net interest income	9,380	10,121	(7.3)	0.6	1,917	1,822	5.2	10.7
Net fee income	3,193	3,414	(6.5)	1.5	582	551	5.8	11.2
Gains (losses) on financial transactions A	(64)	(37)	71.7	86.3	230	238	(3.4)	1.6
Other operating income	93	39	139.5	160.0	(15)	(18)	(16.4)	(12.1)
Total income	12,602	13,536	(6.9)	1.0	2,714	2,592	4.7	10.1
Administrative expenses and amortizations	(4,109)	(4,352)	(5.6)	2.5	(912)	(933)	(2.3)	2.7
Net operating income	8,493	9,184	(7.5)	0.4	1,802	1,659	8.7	14.3
Net loan-loss provisions	(4,409)	(4,487)	(1.7)	6.6	(531)	(497)	6.9	12.4
Other gains (losses) and provisions	(859)	(867)	(0.9)	7.5	(39)	(51)	(23.8)	(19.8)
Profit before tax	3,224	3,830	(15.8)	(8.6)	1,232	1,111	11.0	16.7
Tax on profit	(836)	(1,165)	(28.2)	(22.1)	(189)	(211)	(10.5)	(5.9)
Profit from continuing operations	2,388	2,665	(10.4)	(2.8)	1,043	899	16.0	22.0
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,388	2,665	(10.4)	(2.8)	1,043	899	16.0	22.0
Non-controlling interests	(220)	(243)	(9.3)	(1.6)	(314)	(271)	16.0	22.0
Profit attributable to the parent	2,168	2,422	(10.5)	(2.9)	729	629	16.0	22.0

Balance sheet
Loans and advances to customers	87,653	88,620	(1.1)	(0.6)	39,924	40,332	(1.0)	1.6
Cash, central banks and credit institutions	49,450	46,745	5.8	6.3	5,218	5,759	(9.4)	(7.0)
Debt instruments	46,658	45,670	2.2	2.6	9,385	7,993	17.4	20.5
Other financial assets	11,772	10,632	10.7	11.2	11,489	13,554	(15.2)	(13.0)
Other asset accounts	13,919	13,844	0.5	1.0	2,189	2,796	(21.7)	(19.7)
Total assets	209,453	205,510	1.9	2.4	68,205	70,434	(3.2)	(0.6)
Customer deposits	92,256	93,994	(1.8)	(1.4)	29,503	30,181	(2.2)	0.3
Central banks and credit institutions	32,377	30,878	4.9	5.3	8,778	8,133	7.9	10.8
Marketable debt securities	29,161	25,351	15.0	15.6	9,703	10,403	(6.7)	(4.3)
Other financial liabilities	33,757	34,215	(1.3)	(0.9)	12,322	14,323	(14.0)	(11.7)
Other liabilities accounts	5,829	5,582	4.4	4.9	2,299	1,942	18.4	21.5
Total liabilities	193,380	190,020	1.8	2.2	62,604	64,983	(3.7)	(1.1)
Total equity	16,073	15,490	3.8	4.2	5,601	5,451	2.8	5.5

Memorandum items:
Gross loans and advances to customers B	93,030	93,785	(0.8)	(0.3)	40,986	41,405	(1.0)	1.6
Customer funds	132,580	129,881	2.1	2.6	42,256	43,383	(2.6)	0.0
Customer deposits C	80,449	81,378	(1.1)	(0.7)	28,293	30,060	(5.9)	(3.4)
Mutual funds	52,132	48,503	7.5	8.0	13,963	13,324	4.8	7.6

Ratios (%), operating means and customers
RoTE	16.0	17.5	(1.5)		20.5	17.0	3.4
RoTE (post-AT1)	15.3	16.8	(1.5)		19.7	16.3	3.4
Efficiency ratio	32.6	32.1	0.5		33.6	36.0	(2.4)
NPL ratio	6.82	6.14	0.68		5.73	5.37	0.36
NPL coverage ratio	83	83	1		48	50	(2)
Number of branches	1,618	2,202	(26.5)		228	237	(3.8)
Number of total customers (thousands)	73,948	69,455	6.5		4,608	4,311	6.9
Number of active customers (thousands)	33,966	33,123	2.5		2,693	2,556	5.4

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    497

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

EUR million
	Argentina			Rest of the Group
Underlying income statement	2025	2024	%	2025	2024	%	% excl. FX
Net interest income	1,727	2,919	(40.8)	1,080	832	29.8	36.1
Net fee income	788	602	30.9	908	723	25.6	28.8
Gains (losses) on financial transactions A	229	229	0.1	296	326	(9.0)	(6.1)
Other operating income	(510)	(1,263)	(59.6)	25	8	218.6	173.0
Total income	2,235	2,487	(10.2)	2,309	1,888	22.3	26.6
Administrative expenses and amortizations	(964)	(1,022)	(5.7)	(1,656)	(1,547)	7.0	9.3
Net operating income	1,271	1,465	(13.3)	654	341	91.6	112.3
Net loan-loss provisions	(574)	(284)	101.8	(260)	(230)	13.0	17.7
Other gains (losses) and provisions	(46)	(353)	(86.9)	(65)	(359)	(81.9)	(81.8)
Profit before tax	650	827	(21.4)	329	(248)	0.0	0.0
Tax on profit	(216)	(161)	34.6	(29)	(36)	(20.6)	(9.4)
Profit from continuing operations	434	666	(34.9)	300	(284)	0.0	0.0
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	434	666	(34.9)	300	(284)	0.0	0.0
Non-controlling interests	(1)	(1)	(39.8)	0	4	(98.4)	(98.6)
Profit attributable to the parent	433	665	(34.9)	300	(280)	0.0	0.0

Balance sheet
Loans and advances to customers	8,032	7,684	4.5	25,315	24,905	1.6	8.2
Cash, central banks and credit institutions	3,724	4,901	(24.0)	12,912	8,178	57.9	64.7
Debt instruments	2,230	2,654	(16.0)	4,452	10,677	(58.3)	(57.8)
Other financial assets	16	23	(28.5)	2,387	3,041	(21.5)	(16.9)
Other asset accounts	1,078	978	10.2	3,157	2,930	7.7	8.1
Total assets	15,080	16,240	(7.1)	48,222	49,732	(3.0)	1.3
Customer deposits	9,959	11,293	(11.8)	26,913	19,955	34.9	42.5
Central banks and credit institutions	685	852	(19.5)	8,249	19,309	(57.3)	(55.8)
Marketable debt securities	258	158	63.4	4,508	898	401.8	408.3
Other financial liabilities	1,060	968	9.5	2,402	2,694	(10.9)	(4.5)
Other liabilities accounts	547	476	14.9	1,543	1,514	1.9	2.3
Total liabilities	12,510	13,746	(9.0)	43,614	44,371	(1.7)	2.7
Total equity	2,570	2,494	3.1	4,608	5,360	(14.0)	(10.3)

Memorandum items:
Gross loans and advances to customers B	8,611	7,938	8.5	25,796	25,285	2.0	8.5
Customer funds	15,894	17,047	(6.8)	45,916	34,204	34.2	40.8
Customer deposits C	9,959	11,293	(11.8)	26,691	19,527	36.7	44.6
Mutual funds	5,934	5,754	3.1	19,225	14,677	31.0	35.9

Ratios (%), operating means and customers
RoTE	20.9	34.8	(13.9)
RoTE (post-AT1)	20.2	34.5	(14.3)
Efficiency ratio	43.1	41.1	2.0
NPL ratio	7.68	2.06	5.62
NPL coverage ratio	90	177	(87)
Number of branches D	391	409	(4.4)
Number of total customers (thousands)	5,412	5,117	5.8
Number of active customers (thousands)	3,772	3,674	2.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. In Argentina, we have included the CartaSur points of sale and the banking service points in 2025 and 2024 figures.

Annual report 2025    498

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
6. Alternative performance measures (APMs)
In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (APMs) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.
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
The APMs and non-IFRS measures we use in this document can be categorized as follows:
Underlying results
In addition to IFRS results measures, we present some results measures which are non-IFRS and which we refer to as underlying measures. These measures allow, in our view, a better year-on-year comparability given that they exclude items outside the ordinary performance of our business (e.g. capital gains, write-downs, impairment of goodwill) or certain line items have been reclassified in the underlying ('adjusted') income statement, as their impact on profit is zero, to better understand the trends in the business.

Similarly, we report some line items, such as net operating income, gains on financial transactions, net loan-loss provisions and other results and provisions which, despite not coinciding exactly with the statutory line items, can be derived directly from the consolidated financial statements prepared in accordance with IFRS. For further information, see section 4.2 'Results' in this chapter.
In addition, in section 5. 'Financial information by segment' covering the primary and secondary segments, results are presented only on an underlying basis in accordance with IFRS 8 and is the information used by the Group’s governance bodies. A reconciliation on an aggregate basis to our IFRS consolidated results as well as the definitions of the aforementioned line items can be found in note 52.c to our consolidated financial statements.
As a result of the Poland disposal and in accordance with IFRS 5 requirements, in the statutory income statement, the results associated with the business subject to the Poland disposal are reported under a single line item in the consolidated income statement — 'profit or loss after tax from discontinued operations' — for 2025, 2024 and 2023.
However, in the underlying income statement, the results from Poland continue to be reported line by line and disaggregated, as they were in previous disclosures, given the management of Santander Poland remained unchanged until the Poland disposal was completed in January 2026. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures.
Annual report 2025    499

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Ratios

All profitability, efficiency, credit quality and other metrics included in this 'Alternative performance measures' section have been calculated including Poland, as they were in disclosures prior to the announcement of the operation given the management of Santander Poland remained unchanged until the Poland disposal was completed in January 2026. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures. However, if we were to exclude Poland, the Group's main management ratios would not be materially affected.

Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets. The efficiency ratio measures how much general administrative expenses (personnel and other) and amortization costs are needed to generate revenue.
Additionally, goodwill adjustments have been removed from the RoTE numerator as, since they are not considered in the denominator, we believe this calculation is more correct.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity A (excl. minority interests)
RoTE	Profit attributable to the parent B	This is used to evaluate the profitability of the company as a percentage of its tangible equity. It is measured as the return that shareholders receive as a percentage of the funds invested in the bank less intangible assets.
(Return on Tangible Equity)	Average stockholders’ equity A (excl. minority interests) - intangible assets
RoTE (post-AT1)	Profit attributable to the parent minus AT1 costsB
As with RoTE, this indicator is used to assess the profitability of a company as a percentage of its tangible equity, but the cost of AT1 issuances is deducted from the numerator. This is the definition of RoTE that is commonly used as a measure of profitability over tangible equity.

(Return on tangible equity)	Average stockholders' equity A (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk-weighted assets.
(Return on Risk-Weighted Assets)	Average risk-weighted assets
RoRAC	Underlying consolidated profit	This is the return on economic capital required internally (necessary to support all risks inherent in our activity).
(Return on Risk-Adjusted Capital)	Average economic capital
Economic Value Added	Underlying consolidated profit – (average economic capital x cost of capital)	Economic value added is the profit generated in excess of the cost of economic capital employed. This measures risk-adjusted returns in absolute terms, complementing the RoRAC approach.
Efficiency	Operating expenses C	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank’s total income.
(Cost-to-income)	Total income
A.Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
B.Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct.
C.Operating expenses = Administrative expenses + amortizations.

Annual report 2025    500

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Profitability and efficiency A (EUR million and %)
	2025	2024	2023
RoE	13.9%	13.0%	11.9%
Profit attributable to the parent	14,101	12,574	11,076
Average stockholders' equity (excluding minority interests)	101,497	96,744	93,035

RoTE	17.1%	16.3%	15.1%
Profit attributable to the parent	14,101	12,574	11,076
(-) Goodwill impairment	(4)	(4)	(20)
Profit attributable to the parent (excluding goodwill impairment)	14,105	12,578	11,096
Average stockholders' equity (excluding minority interests)	101,497	96,744	93,035
(-) Average intangible assets	18,865	19,428	19,361
Average stockholders' equity (excl. minority interests) - intangible assets	82,631	77,316	73,675

RoTE post-AT1	16.3%	15.5%	14.4%
Profit attributable to the parent	14,101	12,574	11,076
(-) AT1 costs	622	620	492
Profit attributable to the parent excluding AT1 costs	13,479	11,955	10,583
(-) Goodwill impairment	(4)	(4)	(20)
Profit attributable to the parent minus AT1 costs (excluding goodwill impairment)	13,483	11,958	10,603
Average stockholders' equity (excluding minority interests)	101,497	96,744	93,035
(-) Average intangible assets	18,865	19,428	19,361
Average stockholders' equity (excl. minority interests) - intangible assets	82,631	77,316	73,675

RoA	0.84%	0.76%	0.69%
Consolidated profit	15,500	13,744	12,183
Average total assets	1,843,112	1,803,272	1,773,103

RoRWA	2.44%	2.18%	1.96%
Consolidated profit	15,500	13,744	12,209
Average risk-weighted assets B	634,020	630,494	624,031

RoRAC	19.89%	17.52%	15.30%
Consolidated profit	15,500	13,744	12,209
(-) Adjustments to consolidated profit for items outside ordinary course of businesses	(26)	—	26
Underlying consolidated profit	15,526	13,744	12,183
Average economic capital	78,052	78,430	79,605

Economic value added	6,160	4,332	3,259
Underlying consolidated profit	15,526	13,744	12,183
(-) Average economic capital x cost of capital	(9,366)	(9,412)	(8,924)
Average economic capital	78,052	78,430	79,605
Cost of capital	12.00%	12.00%	11.21%

Efficiency ratio	41.2%	41.8%	44.1%
Underlying operating expenses	25,725	26,034	25,425
Operating expenses	24,711	25,149	24,632
Adjustments to operating expenses for items outside ordinary course of businesses	1,014	885	793
Underlying total income	62,390	62,211	57,647
Total income	58,670	58,380	54,251
Adjustments to total income for items outside ordinary course of businesses	3,720	3,831	3,396
A.Averages included in the RoE, RoTE, RoTE (post-AT1), RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
B.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
Annual report 2025    501

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Ratio	Formula	Relevance of the metric
Global business RoTE	Profit attributable to the parent excluding goodwill impairment	This indicator is used to evaluate the profitability of the company as a percentage of its tangible equity. It's measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.
Average stockholders' equity (excl. minority interests) - intangible assets A
Global business and country RoTE (post-AT1)	Profit attributable to the parent minus AT1 costsB (excluding goodwill impairment)
As with RoTE, this indicator is used to assess the profitability of a company as a percentage of its tangible equity, but the cost of AT1 issuances is deducted from the numerator. This is the definition of RoTE that is commonly used as a measure of profitability over tangible equity.

Average stockholders' equity (excl. minority interests) - intangible assets A
A.For global businesses, tangible equity is allocated according to RWA consumption.
B.For both global businesses and countries, AT1 costs are allocated according to RWA consumption.

RoTE (EUR million and %)
	2025			2024
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	18.5	7,670	41,568	18.9	7,249	38,280
Digital Consumer Bank	9.4	1,741	18,532	9.8	1,659	16,931
Corporate & Investment Banking	19.8	2,834	14,297	18.0	2,747	15,224
Wealth Management & Insurance	69.2	2,063	2,980	77.6	1,671	2,153
Payments	28.8	883	3,068	14.1	405	2,883
PagoNxt
Cards	30.7	787	2,562	29.2	703	2,405

Spain	25.1	4,272	17,009	21.7	3,762	17,347
UK	10.7	1,307	12,200	11.1	1,306	11,781
Portugal	30.8	1,010	3,282	25.4	1,001	3,948
Poland	23.8	949	3,984	20.2	800	3,956
DCB Europe	7.6	772	10,212	6.4	642	10,055
US	10.8	1,541	14,311	7.5	1,109	14,742
Mexico	22.4	1,705	7,616	20.0	1,671	8,343
Brazil	16.0	2,169	13,545	17.5	2,424	13,853
Chile	20.5	729	3,567	17.0	629	3,693
Argentina	20.9	433	2,072	34.8	665	1,909
Numerator: profit attributable to the parent (excluding the adjustment to the valuation of goodwill).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets.
PagoNxt's RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.

RoTE (post-AT1) (EUR million and %)
	2025			2024
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	17.7	7,375	41,568	18.2	6,959	38,280
Digital Consumer Bank	8.6	1,585	18,532	8.9	1,506	16,931
Corporate & Investment Banking	19.1	2,728	14,297	17.3	2,627	15,224
Wealth Management & Insurance	68.5	2,041	2,980	76.8	1,654	2,153
Payments	28.0	860	3,068	13.3	385	2,883
PagoNxt	0.0	0	0	0.0	0	0
Cards	30.1	770	2,562	28.5	686	2,405

Spain	24.3	4,133	17,009	20.9	3,620	17,347
UK	10.2	1,248	12,200	10.6	1,247	11,781
Portugal	30.3	994	3,282	25.0	985	3,948
Poland	23.1	921	3,984	19.6	775	3,956
DCB Europe	6.7	685	10,212	5.5	556	10,055
US	10.2	1,454	14,311	6.9	1,024	14,742
Mexico	22.0	1,674	7,616	19.6	1,638	8,343
Brazil	15.3	2,074	13,545	16.8	2,323	13,853
Chile	19.7	703	3,567	16.3	602	3,693
Argentina	20.2	419	2,072	34.5	658	1,909
Numerator: profit attributable to the parent minus AT1 costs (excluding goodwill impairment).
Denominator: average stockholders' equity (excluding minority interests) - intangible assets.
PagoNxt's RoTE is not provided as we do not consider it a relevant metric to measure performance in this type of business.
Annual report 2025    502

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Efficiency ratio (EUR million and %)
	2025			2024
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	39.4	12,314	31,216	39.5	12,796	32,374
Digital Consumer Bank	40.6	5,287	13,015	40.1	5,183	12,912
Corporate & Investment Banking	45.5	3,866	8,488	45.5	3,794	8,338
Wealth Management & Insurance	35.3	1,497	4,239	38.2	1,452	3,803
Payments	39.2	2,360	6,013	44.5	2,430	5,459
PagoNxt	82.9	1,138	1,373	93.6	1,160	1,240
Cards	26.3	1,221	4,640	30.1	1,270	4,220

Spain	35.7	4,284	11,990	35.7	4,271	11,974
UK	52.5	2,771	5,280	55.9	2,918	5,216
Portugal	28.0	548	1,959	26.1	548	2,100
Poland	27.8	1,036	3,724	27.1	965	3,555
DCB Europe	44.1	2,611	5,925	45.9	2,604	5,679
US	48.1	3,812	7,929	50.5	3,830	7,580
Mexico	41.6	2,620	6,305	42.5	2,665	6,278
Brazil	32.6	4,109	12,602	32.1	4,352	13,536
Chile	33.6	912	2,714	36.0	933	2,592
Argentina	43.1	964	2,235	41.1	1,022	2,487
Numerator: underlying operating expenses.
Denominator: underlying total income.
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of credit risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities.
Total Risk A
NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances
Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers over the last 12 months
A.Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances.
Annual report 2025    503

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Credit risk (I) (EUR million and %)
	Dec-25	Dec-24	Dec-23
NPL ratio	2.91%	3.05%	3.14%
Credit impaired customer loans and advances, guarantees and undrawn balances	34,393	35,265	35,620
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	32,887	33,568	33,821
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	144	163	273
Customer guarantees and undrawn balances classified in stage 3	1,345	1,521	1,517
Doubtful exposure of loans and advances to customers at fair value through profit or loss	17	13	9
Total risk	1,181,945	1,157,274	1,133,898
Impaired and non-impaired gross loans and advances to customers	1,098,453	1,076,195	1,059,135
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	83,492	81,079	74,763

Credit risk (II) (EUR million and %)
	Dec-25	Dec-24	Dec-23
NPL coverage ratio	66.5%	64.8%	65.9%
Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances	22,869	22,835	23,490
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	22,138	22,125	22,788
Total allowances to cover impairment losses on customer guarantees and undrawn balances	731	710	702
Credit impaired customer loans and advances, guarantees and undrawn balances	34,393	35,265	35,620
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	32,887	33,568	33,821
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	144	163	273
Customer guarantees and undrawn balances classified in stage 3	1,345	1,521	1,517
Doubtful exposure of loans and advances to customers at fair value through profit or loss	17	13	9

Cost of risk	1.15%	1.15%	1.18%
Underlying allowances for loan-loss provisions over the last 12 months	12,411	12,333	12,458
Allowances for loan-loss provisions over the last 12 months	12,596	12,183	12,260
Adjustments to loan-loss provisions for items outside ordinary course of businesses	(185)	150	198
Average loans and advances to customers over the last 12 months	1,082,829	1,075,821	1,059,566
Annual report 2025    504

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

NPL ratio (EUR million and %)
	Dec-25			Dec-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	2.97	18,998	640,483	3.18	20,441	643,530
Digital Consumer Bank	5.32	11,351	213,525	5.07	10,993	216,616
Corporate & Investment Banking	0.69	1,842	267,492	0.83	2,002	241,061
Wealth Management & Insurance	0.86	235	27,395	0.93	237	25,303
Payments	6.35	1,695	26,695	5.20	1,290	24,804
PagoNxt
Cards	6.43	1,652	25,693	5.31	1,259	23,716

Spain	1.96	5,915	302,271	2.68	7,672	285,883
UK	1.08	2,645	244,303	1.33	3,299	248,061
Portugal	2.08	928	44,674	2.40	993	41,418
Poland	3.34	1,549	46,427	3.66	1,636	44,704
DCB Europe	2.53	3,642	144,039	2.50	3,527	141,312
US	4.85	7,150	147,303	4.72	7,012	148,643
Mexico	2.65	1,420	53,476	2.71	1,352	49,927
Brazil	6.82	7,192	105,410	6.14	6,418	104,519
Chile	5.73	2,528	44,146	5.37	2,394	44,590
Argentina	7.68	677	8,813	2.06	173	8,411
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances.
Denominator: total risk.
PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

NPL coverage ratio (EUR million and %)
	Dec-25			Dec-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	61	11,530	18,998	58	11,948	20,441
Digital Consumer Bank	71	8,075	11,351	74	8,088	10,993
Corporate & Investment Banking	48	880	1,842	39	780	2,002
Wealth Management & Insurance	71	168	235	71	168	237
Payments	127	2,150	1,695	137	1,774	1,290
PagoNxt
Cards	129	2,125	1,652	139	1,752	1,259

Spain	55	3,252	5,915	53	4,039	7,672
UK	33	860	2,645	29	967	3,299
Portugal	83	766	928	79	789	993
Poland	65	1,011	1,549	62	1,013	1,636
DCB Europe	87	3,181	3,642	83	2,910	3,527
US	55	3,934	7,150	64	4,471	7,012
Mexico	105	1,488	1,420	100	1,358	1,352
Brazil	83	5,996	7,192	83	5,311	6,418
Chile	48	1,211	2,528	50	1,196	2,394
Argentina	90	607	677	177	307	173
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances.
PagoNxt's coverage ratio is not provided as we do not consider it a relevant metric for this type of business.
Annual report 2025    505

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Cost of risk (EUR million and %)
	Dec-25			Dec-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	0.88	5,416	617,251	0.92	5,846	632,218
Digital Consumer Bank	2.10	4,457	212,551	2.16	4,562	210,748
Corporate & Investment Banking	0.15	291	195,936	0.09	171	180,462
Wealth Management & Insurance	0.09	22	25,482	0.19	44	23,342
Payments	7.91	2,027	25,623	7.36	1,714	23,288
PagoNxt
Cards	8.22	2,003	24,369	7.60	1,698	22,331

Spain	0.44	1,142	260,878	0.50	1,259	249,759
United Kingdom	0.07	177	244,442	0.03	64	251,348
Portugal	(0.02)	(8)	40,351	0.03	11	38,454
Poland	0.71	283	40,152	1.38	511	37,138
DCB Europe	0.97	1,363	140,504	0.88	1,209	137,165
US	1.63	2,244	137,603	1.82	2,507	137,581
Mexico	2.69	1,239	46,067	2.64	1,277	48,439
Brazil	4.73	4,409	93,197	4.51	4,487	99,532
Chile	1.32	531	40,181	1.19	497	41,582
Argentina	7.34	574	7,820	4.59	284	6,190
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers over the last 12 months.
PagoNxt's cost of risk is not provided as we do not consider it a relevant metric for this type of business.
Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
TNAV per share (Tangible net asset value per share)	Tangible book value A	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.
Number of shares excluding treasury stock
Price to tangible book value per share (X)	Share price	This is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.
TNAV per share
LTD ratio B (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
Customer deposits
Loans and advances (excl. reverse repos) B	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
Deposits (excl. repos) B	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.
PAT + After tax fees (in Wealth Management & Insurance) B	Net profit + fees ceded by Santander Asset Management and Santander Insurance to the branch network, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management & Insurance’s total contribution to the Group’s profit.
A. Tangible book value = Stockholders’ equity (excl. minority interests) - intangible assets.
B. Including Poland.
Annual report 2025    506

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Others (EUR million and %)
	Dec-25	Dec-24	Dec-23
TNAV (tangible book value) per share	5.76	5.24	4.76
Tangible book value	84,527	79,342	75,552
Number of shares excl. treasury stock (million)	14,678	15,137	15,886

Price to tangible book value per share (X)	1.75	0.85	0.79
Share price (euros)	10.070	4.465	3.780
TNAV (tangible book value) per share	5.76	5.24	4.76

Loan-to-deposit ratio	98%	100%	99%
Net loans and advances to customers	1,076,315	1,054,069	1,036,349
Customer deposits	1,095,827	1,055,936	1,047,169

	2025	2024
PAT + After tax fees (in Wealth) (Constant EUR million)	3,796	3,195
Profit after tax	2,158	1,705
Net fee income net of tax	1,639	1,490
Local currency measures
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
The Group presents, at both the Group and business unit levels, the real changes in euros in the income statement as well as the changes excluding the exchange rate effect (i.e., 'excluding FX' or 'constant euros'), as it considers the latter facilitates analysis, since it enables business movements to be identified without taking into account the impact of converting each local currency into euros.
Said variations, excluding the impact of exchange rate movements, are calculated by converting income statement lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for 2025 to all periods contemplated in the analysis. We use this method for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.

The Group presents, at both the Group level as well as the business unit level, the changes in euros as well as the changes excluding the exchange rate effect ('excluding FX' or 'constant euros') for loans and advances to customers excluding reverse repurchase agreements (repos) and customer funds (which comprise deposits and mutual funds) excluding repos. Additionally, we present changes in the main balance sheet lines of the Group's countries both in euros as well as the changes excluding the exchange rate effect. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.
These changes excluding the impact of exchange rate movements are calculated by converting the balances, into our presentation currency, the euro, applying the closing exchange rate on the last working day of December 2025 to all periods contemplated in the analysis. We use this method to calculate the variations for all countries with the exception of Argentina, where we use the exchange rate on the last working day of each period presented, given it is a hyperinflationary economy, to mitigate the distortions caused by the hyperinflation.
Due to the significant divergence between the official Argentine peso exchange rate and other macroeconomic magnitudes, mainly inflation, we applied an alternative exchange rate to 2024 results which reflected the exchange rate observed in transactions ordered between market participants under the prevailing economic conditions, such as the repatriation of dividends from businesses in Argentina. This alternative exchange rate tock the dollar contado con liquidación rate (CCL) as a reference, which is the exchange rate resulting from the sale of local bonds denominated in Argentine pesos in US dollars (dual denomination peso/dollar bonds). At the end of 2024, the value of this exchange rate did not significantly differ from other market rates or the official exchange rate.

Annual report 2025    507

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
However, for data relating to 2025, we apply the official exchange rate given that the value of the dollar CCL exchange rate did not significantly differ from other market rates or the official exchange rate following the lifting of currency controls and the removal of restrictions on the purchase of foreign currency for individuals in Argentina.
The average and period-end exchange rates for the main currencies in which the Group operates are set out in the table below.

Exchange rates: 1 euro/currency parity
	Average (income statement)		Period-end (balance sheet)
	2025	2024	2025	2024
US dollar	1.129	1.082	1.176	1.039
Pound sterling	0.857	0.846	0.873	0.829
Brazilian real	6.304	5.809	6.458	6.427
Mexican peso	21.662	19.723	21.122	21.554
Chilean peso	1,073.108	1,020.473	1,059.750	1,032.560
Argentine peso A			1,706.383	1,232.389
Polish zloty	4.239	4.305	4.220	4.275
A.Average exchange rates for the Argentine peso are not included since we use the exchange rate on the last working day of each period presented given it is a hyperinflationary economy. For 2024 data, we applied an alternative exchange rate for the Argentine peso that better reflects the evolution of inflation. We apply the official ARS exchange rate to all other periods.
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
Inflation is calculated as the arithmetic average of the last 12 months for each country and, for the global businesses, as the weighted average of the inflation rate of each country comprising the global business, weighted by each country's operating expenses in the global business. For the Group and the global businesses, we exclude the impact of inflation in Argentina from the calculation as cost growth in euros should already largely reflect the effect of hyperinflation on exchange rates.
The table below shows the average inflation rates calculated as indicated.

Average inflation 2025 (%)
Average inflation last 12 months
Retail & Commercial Banking A	3.6
Digital Consumer Bank A	2.5
Corporate & Investment Banking A	3.0
Wealth Management & Insurance A	3.0
PaymentsA	3.2

Spain	2.7
UK	3.4
Portugal	2.3
Poland	3.6
DCB Europe	2.1
US	2.7
Mexico	3.8
Brazil	5.0
Chile	4.2
Total Group A	3.2
A.Excluding the impact of inflation in Argentina.
Annual report 2025    508

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
7. Technological innovation: artificial intelligence, cybersecurity and fintech ecosystem
Technological innovation is one of the fundamental pillars underpinning the Group’s strategy. In an environment of constant disruption, technology, data and artificial intelligence (AI) are essential to anticipate customer needs, drive operational efficiency and generate new opportunities for sustainable growth. We continue to evolve from a traditional banking model towards a digital ecosystem, with the aim of becoming the best financial services platform.
The adoption of AI, the rollout of a robust and efficient technological infrastructure, the continuous strengthening of cybersecurity and collaboration within the fintech ecosystem act as key levers to enhance customer experience, promote operational excellence and simplify the ecosystem, contributing to the creation of sustainable long-term value.
This approach reinforces our commitment to innovation, technical excellence and global collaboration, aligned with the highest standards of security and compliance, to offer secure and personalized experiences for both customers and Group professionals.
During 2025, Santander took a decisive step with the creation of the Global Data and Artificial Intelligence (Data & AI) function, aimed at extracting maximum value from data and accelerating transformation by using AI as a lever. It is a cross-cutting function across all global businesses and countries, enabling us to scale capabilities, strengthen collaboration and accelerate the impact of innovation.
EUR 1,713 million was allocated during the year to digital transformation activities demonstrating the Group's firm and ongoing commitment to investment in technology and innovation. For more information, see note 18 to the consolidated annual accounts.
7.1 Data and artificial intelligence
The global Data and AI function is structured around three pillars:
1.Transform customer experience and operations, by integrating AI and advanced automation capabilities into key processes.
2.Improve decision-making with reliable data, based on common standards of quality, traceability and governance.
3.Accelerate the business impact, driving the development of analytical models and scalable solutions that generate tangible and sustainable results.
To make this transformation possible, we continued to implement data governance from its point of origin and throughout its entire lifecycle, while progressing towards a unified data architecture. This eliminates silos, facilitates the efficient and global reutilization of data and enables the secure scaling of AI capabilities across the organization.
The rollout of the Data & AI function is structured under a business-led model: each initiative stems from a specific business need and is supported by a global network of Data & AI leaders across businesses and countries. We have a unique portfolio with more than 1,000 initiatives, prioritizing projects with the greatest impacts on efficiency, automation and customer experience thereby focusing development on a limited set of global, reusable and scalable capabilities.
This is carried out by multidisciplinary teams working under agile methodology, combining business, data, advanced analytics, technology, risk and compliance capabilities. Our approach ensures that each solution is designed under criteria covering security, responsibility and value-creation from the outset, while promoting technical consistency and reusability across countries.
The Group internally develops strategic capabilities but also works with external partners when they provide speed or specialization, always under strict governance and data protection standards, within the framework of a secure and ethical global ecosystem. Specifically, we develop solutions that incorporate machine learning and advanced analytics techniques, which contribute directly to revenue growth and improvements in operational efficiency. Their application spans areas such as process simplification, enhanced customer acquisition and retention, fraud prevention, and the strengthening of the cards business throughout its entire life cycle.
Governance, ethics and responsible use of artificial intelligence
The governance of Data and AI within the Group is based on a robust global model that ensures the security, proper lifecycle management and ethical use of these technologies. This model is included in the corporate data and AI framework, approved by the board of directors, and is complemented by the AI management
Annual report 2025    509

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
and governance policy, which regulates the full lifecycle of the Group's AI use cases.
The governance framework ranges from data quality to model control and supervision is based on a structure of three lines of defence that ensures independent oversight proportionate to the level of risk.
It also incorporates the principles of responsible AI, which guide the design and delivery of all solutions: transparency, fairness and reduction of biases, accountability, privacy and security, as well as contributing to value creation which guide the design and operation of solutions. As part of the Group’s firm commitment to the responsible use of AI, we implemented mandatory training.
We apply these principles across common processes for identifying, classifying, inventorying and controlling AI use cases, which makes it possible to assess their potential impact and establish appropriate controls at each stage. This approach ensures a centralized view, comprehensive follow-up and regulatory compliance across all Group units and countries.
Talent
Advances in the use of data and AI require the development of new capabilities and a cultural shift. Therefore, the Group promotes a global talent strategy that combines the strengthening of internal capabilities, the attraction of specialized profiles and the consolidation of a culture based on controlled experimentation, rigorous analysis and the responsible use of technology.
In 2025, we completed the formation of the Data & AI team, strengthening the second line of defence and the function’s operating model with end-to-end execution capabilities. In addition, we improved upskilling and reskilling programmes on AI, data science and data governance and we integrated specialized profiles in data engineering, advanced analytics and AI operations, driving the execution of key initiatives.
Furthermore, a structured AI training programme was launched to foster adoption and maximize the value derived from employees’ use of these tools.
Adoption of AI
In 2025, we significantly accelerated the adoption of AI among our employees, driving improvements in productivity, operational efficiency and service quality. Implementation was carried out safely and progressively, prioritizing use cases with tangible impacts and guaranteeing data protection and traceability of the models at all times. The most important applications were the following:
•AI Assistants: approximately 30,000 employees are using advanced AI tools and over 7,000 active agents have improved document writing, information analysis and automation of lower value-added tasks.
•Intelligent automation: the Group has built more than 100 agents for processes automation and trained more than 800 engineers in automation tools, resulting in faster, more reliable and scalable operations.
•Software lifecycle: more than 30 use cases (for example, functional testing, documentation and code maintenance) have been delivered, used by over 6,000 developers through coding agents to reduce delivery times and improve software quality.
•Customer service: the Group is moving towards a new generation of experiences based on conversational AI. The first AI-based voice solutions are currently in the testing phase and represent a significant leap from traditional systems, designed to enable faster and more efficient interactions.
Preparing for the future: next steps
Looking ahead to the next stages, the Group will accelerate its comprehensive AI strategy to transform the financial services of the future in a secure and responsible manner. The objective is to scale capabilities, differentiate ourselves and capture value by combining in-house development, strategic partnerships and investment.
Research and experimentation capabilities will be strengthened by intensifying the exploration of emerging technologies, the early validation of use cases and the monitoring of global trends. In addition, partnerships with leading technology companies will continue to establish co-design and deploy high-impact solutions, combining their scale with the Group’s business expertise, data assets and regulatory experience.
The Group will expand collaboration with specialized startups and will continue with its investment strategy, with more than 20 deals completed to date, to accelerate capabilities, incorporate differentiated innovation and reduce time-to-market.
In parallel, we will move forward with the creation of our own AI Studio to develop, train and adapt models based on specific data and needs, thereby strengthening technological autonomy and personalization.
All of this will be underpinned by a global network of academic partnerships to foster cutting-edge research, talent development and the generation of advanced knowledge in AI and data. Through this approach, we will consolidate the responsible adoption of AI on the basis of evidence, impact and sustainable value creation.
7.2 Technological infrastructure
Santander has migrated more than 97% of its technological infrastructure to the cloud, with the aim of boosting standardization, maximizing scalability and strengthening service availability. It has also accelerated the deployment of next-generation infrastructure based on the on-premise private cloud, supported by an architecture with greater capacity, resilience and efficiency. All of this contributes to reducing energy consumption and advancing the Group's sustainability goals achieving an estimated reduction in its carbon footprint of 49.5 tonnes of CO₂.
The Group has a network of paired, high-quality data processing centres (CPDs), interconnected through a redundant communications system and distributed in strategic locations to support and ensure the continuity of the Group's activity.
These centres combine traditional IT systems with on-premise private cloud capabilities, enabling the integration of technological management across business areas, accelerating digitalization and achieving significant efficiencies through the standardization and simplification of operations.
Annual report 2025    510

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
7.3 Cybersecurity
Cybersecurity remains one of the Group’s priorities. During 2025, we faced a dynamic and increasingly sophisticated threat landscape, including more ransomware attacks, intensified hacktivism and supply chain threats, together with the growing use of social engineering and AI techniques by attackers.
To face these challenges, Santander has continued to evolve its defences in line with the cybersecurity strategy, centred on three pillars:
•Shift-left. The principles of security by design were strengthened, incorporating risk management and the definition of security architectures from the early stages of each initiative. Among the most important advances were: i) the strengthening of controls related to critical environments and identification of people who interact with our banks' systems; ii) the strengthening of security controls to mitigate risks associated with supply chains; and iii) the consolidation of the Cyber Pro culture, that reinforces employee training, with special attention to groups with the greatest exposure to risk.
•Increased cyberdefence. Santander continued to harness the potential of AI and automation to strengthen threat prevention, detection and response. We implemented new solutions that improved threat detection and response times. Likewise, we significantly increased the early detection of online scams and fraud by analysing user behaviour in real time, enabling us to distinguish legitimate from fraudulent activities.
•Operational resilience. The Group strengthened its capacity to anticipate, resist and recover from potential cyber scenarios, strengthening response preparedness and continuity of essential services. Among the main improvements are the global expansion of the Cyber Emergency Response Team, which is permanently operational and the expansion of resilience and recovery tests in line with the DORA Regulation.
The Santander Fusion Centre, which integrates the Cybersecurity and IT Monitoring teams, performs detection, monitoring and response functions to operational failures and cybersecurity events for Group entities.
Information systems are reviewed regularly through internal and external audits. The Group identifies IT assets, systems and information (including those managed by third parties) and periodically assesses the associated risks and protection levels. Additionally, it has a permanent testing ecosystem, including (vulnerability analysis, penetration testing, red teaming exercises and cyberattack simulations) which enable potential weaknesses to be identified and proactively mitigated, prioritizing remediation according to criticality and potential impacts on the business.

Independent entities review and certify critical cybersecurity processes. Certifications include ISO 27001:2022 and ISO 27017, SSAE 18 and Payment Card Industry Data Security Standard (PCI DSS) 4.0, which are reviewed and updated regularly, incorporating new processes and controls every year.
For more information on cybersecurity initiatives carried out during the year, see section 3.3.3 'Privacy, data protection and cybersecurity' in the ‘Sustainability statement' chapter. For the measurement, monitoring and control of cybersecurity-related risks and their mitigation plans, see 5.2 'Operational risk management' in the 'Risk management and compliance' chapter.
7.4 Fintech ecosystem
Santander actively participates in the fintech ecosystem across all global businesses and countries in which it operates, and with all the global units.
As part of our efforts to foster and channel innovation while improving customer experience and efficiency, we partner with technology companies.
Through our Fintech Station programme, we work with startups and scale-ups in pilot programmes and implement or co-create new products and services with them.
In 2025, Santander Fintech Station worked on eight proofs of concept (PoC) and also collaborated on the implementation of six production initiatives. The Group also provided banking services to these fintech companies, such as advice on financing rounds, buying and selling processes and IPOs.
We are an active investor in the fintech sector, sometimes directly, through our programme focused on investments in startups with high strategic value for the Group or through funds promoted by the Group, such as Mouro Capital, a global venture capital fund that invests in fintechs, and has already launched a second fund. To date, the programme focused on investments in strategically valuable startups has invested directly in more than 20 companies globally, and Mouro has a portfolio of more than 40 investments in technology companies across Europe, North America and South America.
These investments, together with commercial collaboration with participating companies, continue to be a key tool for driving innovation within the Group. Santander works with companies in these portfolios, for example with Colektia, an AI solution for automated recovery services in Latin America; Elliptic, in blockchain analytics and regulatory compliance for digital assets; and Drive Revel, to provide a flexible, digital vehicle leasing offering in Spain.
In addition, the Group invests in the field of cybersecurity through Forgepoint Capital International, a venture capital manager that is raising its first fund outside the US and which, with the Group’s support, has already made six investments.
Annual report 2025    511

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
8. Significant events since year end
•On 9 January 2026, Banco Santander and Erste Group Bank AG (Erste) announced the completion of the sale of Santander Bank Polska (Santander Poland), following the receipt of all required regulatory approvals and fulfilling the conditions for closing. This sale had been disclosed in May 2025.
Erste acquired approximately 49% of the share capital of Santander Poland and 50% of the asset management company (TFI) which was not integrated within Santander Poland, for a total cash consideration of approximately EUR 7 billion. The all-cash transaction at 584 zlotys per share values the bank at 2.2 times first-quarter 2025 tangible book value per share and represents a premium of 7.5% versus Santander Poland's closing price on 2 May 2025, excluding the dividend paid in May 2025.
The transaction resulted in a net capital gain of approximately EUR 1.9 billion for Santander, increasing its CET1 ratio by c.95 basis points, equivalent to around EUR 6 billion. The financial impacts on both results and capital from this transaction will be recorded in Q1 2026.
•On 3 February 2026, a EUR 5 billion share buyback was approved for which regulatory approvals have been received, comprising approximately EUR 1.8 billion against H2 2025 results, as well as approximately EUR 3.2 billion linked to excess capital from the sale of 49% of Santander Poland. This share buyback programme commenced on 4 February 2026.
•On 3 February 2026, Santander also announced that it had reached an agreement to acquire 100% of Webster Financial Corporation’s (Webster) share capital, a US retail and commercial bank, complementary to our US business. The transaction is subject to customary closing conditions, including the corresponding regulatory approvals and approvals by Webster's and Santander's shareholders. Once completed, we expect that this acquisition, valued at USD 12.2 billion (approximately EUR 10.3 billion), will enable us to improve our positioning and market share in the country.
•Webster shareholders will receive USD 48.75 per Webster share in cash (approximately 65% of the consideration mix) and 2.0548 Santander shares in the form of American Depositary Shares per Webster share, representing USD 26.25 per Webster share based on the volume-weighted average price of EUR 10.79 per Santander share for the three-day period ended on 2 February 2026, and a EUR/USD exchange ratio of 1.1840 as of 2 February 2026 (approximately 35% of the consideration mix).

Annual report 2025    512

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
9. New reporting structure from 1 January 2026
9.1 Changes in reporting from 2026
Introduction
In addition to what has already been set out in the previous sections of this chapter of the Annual report, on 10 February 2026 the Group announced that it will implement a series of changes to its reporting structure. They do not change the Group’s attributable profit nor do they affect the Group's targets announced in the Q4 2025 results presentation but rather, they are intended to improve the transparency and comparability of the metrics and financial statements, as well as to align the reporting with the way the bank has been managed since the beginning of 2026.
These changes, which affect the underlying income statements and certain management metrics, will be applied to the information reported from Q1 2026.
This section explains these changes and includes the financial and management information for 2024 and 2025 in accordance with said changes to enable comparisons across periods.
These changes do not affect Group’s consolidated balance sheet. For further information about the Group's balance sheet, see section 4.3. 'Balance sheet' of this chapter.
Main changes
The main changes are as follows:
a. Poland disposal
In the underlying income statement, the results associated with the business subject to the Poland disposal will be recorded in a single line item under 'non-recurring items'. Consequently, the global businesses, which, in accordance with IFRS 8, are reported only on an underlying basis, will also exclude Poland.
Likewise, the underlying ratios, management metrics and business volumes will not include the activity affected by the Poland disposal.
b. Classification of certain costs
Certain charges that, until 2025, were recorded under the 'other results and provisions' line item will be presented in different lines of the underlying income statement.
Particularly, charges mainly relating to bank levies and specific taxes applicable to the banking sector, will now be recorded under 'other operating income'.
In addition, certain recurring operating charges, primarily related to labour (mainly in Brazil) and legal processes, will be recorded in 'total costs' (comprising 'administrative expenses and amortizations' and 'other operating costs').
c. Reporting of the Cards business within Retail & Commercial Banking (Retail)
Given that our payments platform strategy is now largely established, we are positioning Payments, renamed Payment Solutions, as the Group’s payments platform business.
In this context, from 1 January 2026, the income statement and balance sheet items relating to the Cards business will be reclassified to Retail (previously recorded in Payments), to better align reporting with the management structure in these businesses in 2026.
Plard, the Group’s card processing platform, will remain in Payment Solutions and will charge market-based fees to the global businesses for card processing.
d. Cost of risk, NPL ratio and NPL coverage ratio
The definitions of the cost of risk, the non-performing loan (NPL) ratio and the NPL coverage ratio will be enhanced to include corporate exposures originated through private fixed income products. This adjustment provides a more accurate view of our credit exposure and quality.
e. RoTE Spain
The Santander Spain secondary segment does not have its own accounting tangible equity since it is booked under Banco Santander, S.A. with other units such as the Corporate Centre. For this reason, a theoretical tangible equity is allocated to the segment.
The methodology for allocating such tangible equity to Spain will be updated to increase accuracy, taking into account: i) the amount required to reach a 13% CET1 ratio; and ii) the allocation of deductions and other capital adjustments (add-ons).
f. Other changes within the primary segments
In addition to the change in the Payments business described in section c, two minor adjustments will be introduced to the primary segments: i) the Digital Consumer Bank (Consumer) business will be renamed Openbank; and ii) Wealth Management & Insurance will be reorganized into two business lines: Private Banking, which comprises the corporate private banking unit and International
Annual report 2025    513

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Private Banking in the US, Switzerland and the UAE; and Insurance & Asset Management Solutions, which will bring together the insurance business and liquid and illiquid asset management activities, and will include the investment platforms and holdings that complement the traditional Wealth business. These changes will not impact figures at the Group or primary segment levels.
Description of segments for 2026
Taking into account all of the changes detailed above, from 2026 the primary and secondary segments will be structured as follows:
Primary segments
This primary level of segmentation, will comprise six reportable segments: five global businesses plus the Corporate Centre.
Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking businesses (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance businesses. Detailed financial information will be provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent most of the total Retail business.
Openbank, formerly Digital Consumer Bank (Consumer): comprises all business originated by consumer finance companies, plus our digital bank (formerly Openbank), Open Digital Services (ODS) and SBNA Consumer. Detailed financial information will be provided on Europe (Openbank Europe) and the US (Openbank US).
Corporate & Investment Banking (CIB): this business, which includes Global Transaction Banking, Global Banking (Global Debt Financing and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
Wealth Management & Insurance (Wealth): will comprise two business lines: i) Private Banking, which includes the corporate private banking unit and International Private Banking in the US, Switzerland and the UAE; and ii) Insurance & Asset Management Solutions, which will bring together the insurance business and liquid and illiquid asset management activities and will include the investment platforms and holdings that complement the traditional Wealth business.

Payment Solutions: will bring together the Group’s digital payment solutions, providing global technological solutions to Group entities and new customers in the open market. It will comprise Getnet, Getnet Platforms and Ebury.
Corporate Centre: includes the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s asset and liability committee, as well as management of liquidity and of shareholders’ equity via issuances.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the other businesses. It also incorporates goodwill impairments but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.
Secondary segments
This secondary level includes our main geographical units and the Corporate Centre, as described in the primary segments.
Detailed financial information will be provided on Spain, the UK, Portugal, Openbank Europe (previously referred to as DCB Europe), which includes all consumer business, our digital bank in Europe and ODS, the US, Mexico, Brazil, Chile and Argentina.
Information is also provided for the 'Rest of the Group', the grouping which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.

Annual report 2025    514

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

As explained in section 'a. Poland disposal' and unless otherwise stated, the following underlying income statements, underlying ratios, management metrics and business volumes exclude balances related to the Poland disposal in all periods presented.

Group

Condensed underlying income statement
EUR million
			Change
	2025	2024	Absolute	%	% excl. FX
Net interest income	42,401	43,824	(1,423)	(3.2)	0.5
Net fee income	12,928	12,335	593	4.8	9.1
Gains (losses) on financial transactions and exchange differences	2,354	2,216	138	6.2	9.7
Other operating income	625	(391)	1,016	—	—
Total income	58,308	57,984	324	0.6	4.5
Total costs	(26,410)	(27,354)	944	(3.5)	0.0
Net operating income	31,898	30,630	1,268	4.1	8.6
Net loan-loss provisions	(12,128)	(11,822)	(306)	2.6	8.1
Other gains (losses) and provisions	(834)	(1,431)	597	(41.7)	(41.3)
Profit before tax	18,936	17,377	1,559	9.0	13.2
Tax on profit	(4,939)	(4,853)	(86)	1.8	5.3
Profit from continuing operations	13,997	12,524	1,473	11.8	16.2
Net profit from discontinued operations	—	—	—	—	—
Consolidated profit	13,997	12,524	1,473	11.8	16.2
Non-controlling interests	(845)	(750)	(95)	12.7	17.7
Underlying profit attributable to the parent A	13,152	11,774	1,378	11.7	16.1
Non-recurring items	949	800	149	18.6	18.6
Profit attributable to the parent	14,101	12,574	1,527	12.1	16.3

Underlying EPS, profitability and efficiency B (%)	2025	2024	% 2025 vs. 2024
Underlying earnings per share (euro)	0.84	0.72	16.9
Underlying RoE	13.0	12.2
Underlying RoTE (post-AT1)	15.2	14.4
Underlying RoA	0.79	0.72
Underlying RoRWA	2.31	2.07
Efficiency ratio	45.3	47.2

Credit quality (%) B	Dec-25	Dec-24
Cost of risk C	1.14	1.12
NPL ratio	2.91	3.03
NPL coverage ratio	66	64

Operating data	Dec-25	Dec-24	% Dec-25 vs. Dec-24
Number of employees	187,539	196,088	(4.4)
Number of branches	6,765	7,718	(12.3)
Note: Including Poland, as at 31 December 2025, number of employees: 198,403; number of branches: 7,124. As at 31 December 2024, number of employees: 206,753; number of branches: 8,086.

Customers (thousands)	Dec-25	Dec-24	% Dec-25 vs. Dec-24
Total customers	174,197	166,559	4.6
Active customers D	101,651	98,631	3.1
Digital customers E	59,040	55,553	6.3
Note: Including Poland, as at 31 December 2025, total customers: 180,221; active customers: 106,410; digital customers: 62,982. As at 31 December 2024, total customers: 172,537; active customers: 103,262; digital customers: 59,317.
A.Excluding non-recurring items.
B.In addition to IFRS measures, we present non-IFRS measures including some which we refer to as underlying measures. These non-IFRS measures exclude items outside the ordinary course of business and reclassify certain items under some headings of the underlying income statement.
C.Allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers over the last 12 months and debt securities issued by non-financial institutions over the last 12 months.
D.Those customers who comply with the minimum balance and/or transactionality requirements as defined according to the business area.
E.Every physical or legal person, that, being part of a commercial bank, has logged in to its personal area of internet banking or mobile phone or both in the last 30 days.
Annual report 2025    515

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Business volumes

Loans and advances to customers
EUR million
			Change
	Dec-25	Dec-24	Absolute	%
Commercial bills	51,110	51,429	(319)	(0.6)
Secured loans	530,749	538,218	(7,469)	(1.4)
Other term loans	295,998	284,136	11,862	4.2
Finance leases	38,540	37,643	897	2.4
Receivable on demand	10,313	10,737	(424)	(3.9)
Credit cards receivable	26,179	24,563	1,616	6.6
Impaired assets	31,577	32,235	(658)	(2.0)
Gross loans and advances to customers (excluding reverse repos)	984,466	978,961	5,505	0.6
Reverse repurchase agreements	73,980	59,344	14,636	24.7
Gross loans and advances to customers	1,058,446	1,038,305	20,141	1.9
Loan-loss allowances	21,158	21,145	13	0.1
Net loans and advances to customers	1,037,288	1,017,160	20,128	2.0

Total customer funds
EUR million
			Change
	Dec-25	Dec-24	Absolute	%
Demand deposits	646,125	641,237	4,888	0.8
Time deposits	298,284	286,296	11,988	4.2
Mutual funds	255,389	227,226	28,163	12.4
Customer funds	1,199,798	1,154,759	45,039	3.9
Pension funds	16,112	15,646	466	3.0
Managed portfolios	50,459	42,969	7,490	17.4
Repurchase agreements	96,791	78,072	18,719	24.0
Total funds	1,363,160	1,291,446	71,714	5.6

Annual report 2025    516

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Primary segments

RETAIL & COMMERCIAL BANKING
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	26,528	27,854	(4.8)	(0.7)
Net fee income	6,222	6,022	3.3	8.6
Gains (losses) on financial transactions ᴬ	680	805	(15.5)	(13.7)
Other operating income	(983)	(1,617)	(39.2)	(38.1)
Total income	32,447	33,064	(1.9)	2.5
Total costs	(13,913)	(14,704)	(5.4)	(1.3)
Net operating income	18,534	18,359	1.0	5.5
Net loan-loss provisions	(7,150)	(7,064)	1.2	8.0
Other gains (losses) and provisions	(385)	(545)	(29.3)	(28.8)
Profit before tax	10,998	10,750	2.3	5.8
Tax on profit	(2,974)	(3,132)	(5.0)	(2.0)
Profit from continuing operations	8,024	7,619	5.3	9.0
Net profit from discontinued operations	—	—	—	—
Consolidated profit	8,024	7,619	5.3	9.0
Non-controlling interests	(314)	(273)	14.9	22.4
Underlying profit attributable to the parent	7,710	7,345	5.0	8.5

Business volumes
Gross loans and advances to customers ᴮ	591,287	600,230	(1.5)	1.1
Customer funds	726,779	706,505	2.9	4.8
Customer deposits C	616,402	607,094	1.5	3.7
Mutual funds	110,377	99,411	11.0	11.5
Risk-weighted assets	290,080	285,525	1.6

Ratios (%), operating means and customers
RoTE (post-AT1)	17.1	17.6	(0.6)
Efficiency ratio	42.9	44.5	(1.6)
NPL ratio	3.09	3.21	(0.12)
NPL coverage ratio	66	63	3
Number of employees	126,299	135,901	(7.1)
Number of total customers (thousands)	147,129	141,179	4.2
Number of active customers (thousands)	76,305	74,465	2.5

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Annual report 2025    517

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Retail Spain
EUR million
Underlying income statement	2025	2024	%
Net interest income	5,877	5,930	(0.9)
Net fee income	1,223	1,199	2.0
Total income	7,143	6,915	3.3
Total costs	(2,605)	(2,606)	(0.1)
Net operating income	4,538	4,309	5.3
Net loan-loss provisions	(1,036)	(1,121)	(7.6)
Profit before tax	3,316	2,824	17.4

Business volumes
Gross loans and advances to customers ᴬ	156,497	156,118	0.2
Customer funds	281,486	266,230	5.7
Customer deposits ᴮ	230,850	222,089	3.9
Mutual funds	50,636	44,141	14.7

A. Excluding reverse repos.
B. Excluding repos.

Retail UK
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,846	4,760	1.8	3.0
Net fee income	313	233	34.4	36.1
Total income	4,812	4,766	1.0	2.2
Total costs	(2,853)	(2,965)	(3.8)	(2.6)
Net operating income	1,959	1,801	8.8	10.1
Net loan-loss provisions	(177)	(64)	177.3	180.7
Profit before tax	1,658	1,633	1.5	2.7

Business volumes
Gross loans and advances to customers ᴬ	225,043	233,033	(3.4)	1.6
Customer funds	215,472	217,765	(1.1)	4.1
Customer deposits ᴮ	209,427	211,720	(1.1)	4.1
Mutual funds	6,046	6,045	0.0	5.3

A. Excluding reverse repos.
B. Excluding repos.
Annual report 2025    518

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Retail Mexico
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	3,901	3,974	(1.8)	7.8
Net fee income	929	910	2.1	12.1
Total income	4,820	4,861	(0.8)	8.9
Total costs	(2,055)	(2,114)	(2.8)	6.8
Net operating income	2,765	2,746	0.7	10.6
Net loan-loss provisions	(1,136)	(1,222)	(7.0)	2.1
Profit before tax	1,628	1,524	6.9	17.4

Business volumes
Gross loans and advances to customers ᴬ	37,284	35,721	4.4	2.3
Customer funds	54,278	48,220	12.6	10.3
Customer deposits ᴮ	38,864	35,245	10.3	8.1
Mutual funds	15,414	12,975	18.8	16.4

A. Excluding reverse repos.
B. Excluding repos.

Retail Brazil
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	7,190	7,811	(7.9)	(0.1)
Net fee income	2,188	2,327	(6.0)	2.0
Total income	9,172	9,992	(8.2)	(0.4)
Total costs	(3,936)	(4,159)	(5.4)	2.7
Net operating income	5,237	5,833	(10.2)	(2.6)
Net loan-loss provisions	(3,762)	(3,857)	(2.5)	5.8
Profit before tax	1,464	1,975	(25.9)	(19.6)

Business volumes
Gross loans and advances to customers ᴬ	65,589	66,406	(1.2)	(0.8)
Customer funds	80,749	72,993	10.6	11.1
Customer deposits ᴮ	58,241	53,865	8.1	8.6
Mutual funds	22,508	19,128	17.7	18.2

A. Excluding reverse repos.
B. Excluding repos.

Annual report 2025    519

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

OPENBANK
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	11,036	10,777	2.4	5.4
Net fee income	1,479	1,508	(2.0)	0.4
Gains (losses) on financial transactions ᴬ	(11)	(4)	168.4	126.4
Other operating income	511	596	(14.2)	(12.0)
Total income	13,015	12,877	1.1	3.9
Total costs	(5,680)	(5,576)	1.9	4.2
Net operating income	7,335	7,302	0.5	3.7
Net loan-loss provisions	(4,457)	(4,562)	(2.3)	1.4
Other gains (losses) and provisions	(312)	(512)	(39.0)	(38.2)
Profit before tax	2,566	2,228	15.2	18.2
Tax on profit	(489)	(294)	66.2	69.4
Profit from continuing operations	2,077	1,934	7.4	10.4
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,077	1,934	7.4	10.4
Non-controlling interests	(336)	(275)	22.1	23.5
Underlying profit attributable to the parent	1,741	1,659	4.9	8.2

Business volumes
Gross loans and advances to customers ᴮ	211,894	215,164	(1.5)	1.9
Customer funds	138,999	137,122	1.4	6.0
Customer deposits C	129,909	128,933	0.8	5.3
Mutual funds	9,089	8,189	11.0	17.1
Risk-weighted assets	155,664	151,102	3.0

Ratios (%), operating means and customers
RoTE (post-AT1)	8.5	8.8	(0.3)
Efficiency ratio	43.6	43.3	0.3
NPL ratio	5.32	5.07	0.24
NPL coverage ratio	71	74	(2)
Number of employees	30,751	29,903	2.8
Number of total customers (thousands)	26,709	25,041	6.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    520

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Openbank Europe
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,685	4,361	7.4	7.5
Net fee income	804	902	(10.9)	(10.8)
Total income	5,925	5,644	5.0	5.1
Total costs	(2,899)	(2,848)	1.8	1.8
Net operating income	3,026	2,796	8.2	8.4
Net loan-loss provisions	(1,363)	(1,209)	12.7	12.9
Profit before tax	1,398	1,131	23.6	23.4

Business volumes
Gross loans and advances to customers ᴬ	142,477	139,927	1.8	2.3
Customer funds	87,559	85,876	2.0	2.0
Customer deposits ᴮ	82,359	81,376	1.2	1.3
Mutual funds	5,200	4,500	15.6	15.6

A. Excluding reverse repos.
B. Excluding repos.

Openbank US
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	4,581	4,651	(1.5)	2.8
Net fee income	339	303	11.8	16.6
Total income	5,072	5,297	(4.2)	(0.1)
Total costs	(2,188)	(2,225)	(1.7)	2.6
Net operating income	2,884	3,072	(6.1)	(2.0)
Net loan-loss provisions	(2,140)	(2,466)	(13.2)	(9.5)
Profit before tax	699	551	26.9	32.4

Business volumes
Gross loans and advances to customers ᴬ	47,402	56,266	(15.8)	(4.7)
Customer funds	50,333	51,230	(1.8)	11.2
Customer deposits ᴮ	46,444	47,541	(2.3)	10.5
Mutual funds	3,889	3,689	5.4	19.3

A. Excluding reverse repos.
B. Excluding repos.
Annual report 2025    521

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

CORPORATE & INVESTMENT BANKING
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	3,824	3,779	1.2	5.7
Net fee income	2,552	2,415	5.7	8.8
Gains (losses) on financial transactions ᴬ	1,281	1,568	(18.3)	(15.9)
Other operating income	359	136	164.5	159.1
Total income	8,016	7,897	1.5	5.2
Total costs	(3,752)	(3,922)	(4.3)	(1.3)
Net operating income	4,264	3,975	7.3	11.5
Net loan-loss provisions	(278)	(141)	96.5	97.9
Other gains (losses) and provisions	(37)	(19)	98.1	99.3
Profit before tax	3,949	3,815	3.5	7.8
Tax on profit	(1,114)	(1,023)	8.9	13.6
Profit from continuing operations	2,835	2,792	1.5	5.6
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,835	2,792	1.5	5.6
Non-controlling interests	(127)	(153)	(17.2)	(11.6)
Underlying profit attributable to the parent	2,708	2,639	2.6	6.6

Business volumes
Gross loans and advances to customers ᴮ	146,065	130,840	11.6	15.8
Customer funds	149,731	147,492	1.5	4.0
Customer deposits C	137,267	133,433	2.9	5.6
Mutual funds	12,464	14,059	(11.3)	(10.8)
Risk-weighted assets	103,485	117,010	(11.6)

Ratios (%), and operating means
RoTE (post-AT1)	17.8	16.3	1.6
Efficiency ratio	46.8	49.7	(2.9)
NPL ratio	0.72	0.86	(0.14)
NPL coverage ratio	47	39	8
Number of employees	13,266	12,652	4.9

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    522

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

WEALTH MANAGEMENT & INSURANCE
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	1,335	1,591	(16.0)	(14.2)
Net fee income	1,642	1,442	13.8	17.0
Gains (losses) on financial transactions ᴬ	512	256	100.2	105.2
Other operating income	552	298	85.4	98.7
Total income	4,042	3,587	12.7	15.9
Total costs	(1,444)	(1,403)	2.9	6.0
Net operating income	2,598	2,183	19.0	22.2
Net loan-loss provisions	(20)	(42)	(51.4)	(51.2)
Other gains (losses) and provisions	(14)	(8)	66.6	67.9
Profit before tax	2,564	2,134	20.2	23.5
Tax on profit	(532)	(509)	4.4	6.5
Profit from continuing operations	2,032	1,624	25.1	28.9
Net profit from discontinued operations	—	—	—	—
Consolidated profit	2,032	1,624	25.1	28.9
Non-controlling interests	(50)	(40)	23.5	31.5
Underlying profit attributable to the parent	1,983	1,584	25.2	28.9

Business volumes
Gross loans and advances to customers ᴮ	26,680	24,643	8.3	13.2
Customer funds	181,509	161,304	12.5	15.0
Customer deposits C	58,051	55,736	4.2	7.1
Mutual funds	123,458	105,568	16.9	19.1
Risk-weighted assets	18,447	11,709	57.6
Assets under management	540,585	483,695	11.8	13.6
Gross written premiums	10,632	10,752	(1.1)	4.5

Ratios (%), operating means and customers
RoTE (post-AT1)	61.5	68.2	(6.7)
Efficiency ratio	35.7	39.1	(3.4)
NPL ratio	0.86	0.98	(0.12)
NPL coverage ratio	71	68	4
Number of employees	7,263	7,425	(2.2)
Number of Private Banking customers (thousands)	297	283	5.0

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    523

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

PAYMENT SOLUTIONS
EUR million
Underlying income statement	2025	2024	%	% excl. FX
Net interest income	167	132	27.0	35.7
Net fee income	1,059	958	10.5	16.4
Gains (losses) on financial transactions ᴬ	(24)	0	—	—
Other operating income	171	150	14.3	14.9
Total income	1,373	1,240	10.8	16.2
Total costs	(1,203)	(1,209)	(0.5)	2.4
Net operating income	170	31	451.7	—
Net loan-loss provisions	(24)	(16)	48.5	55.1
Other gains (losses) and provisions	(12)	(247)	(95.2)	(95.2)
Profit before tax	134	(233)	—	—
Tax on profit	(19)	(57)	(65.9)	(60.1)
Profit from continuing operations	115	(290)	—	—
Net profit from discontinued operations	—	—	—	—
Consolidated profit	115	(290)	—	—
Non-controlling interests	(19)	(9)	101.1	120.7
Underlying profit attributable to the parent	96	(299)	—	—

Business volumes
Gross loans and advances to customers ᴮ	1,002	1,087	(7.8)	(7.9)
Customer funds	1,392	1,038	34.2	34.2
Customer deposits C	1,392	1,038	34.2	34.2
Mutual funds	—	—	—	—
Risk-weighted assets	4,421	4,898	(9.7)

Ratios (%) and operating means
EBITDA margin	34.5	27.5	7.0
NPL ratio	87.6	97.5	(9.9)
Number of employees	8,059	8,382	(3.9)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    524

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Secondary segments

EUR million
	Spain			UK
Underlying income statement	2025	2024	%	2025	2024	%	% excl. FX
Net interest income	7,305	7,256	0.7	5,008	4,950	1.2	2.4
Net fee income	3,022	2,867	5.4	369	283	30.3	31.8
Gains (losses) on financial transactions A	841	1,100	(23.6)	(100)	(18)	445.8	452.4
Other operating income	720	358	101.4	(245)	(203)	20.8	22.2
Total income	11,887	11,580	2.6	5,032	5,011	0.4	1.6
Total costs	(4,465)	(4,509)	(1.0)	(2,937)	(3,050)	(3.7)	(2.5)
Net operating income	7,423	7,071	5.0	2,095	1,962	6.8	8.1
Net loan-loss provisions	(1,142)	(1,259)	(9.3)	(177)	(64)	177.4	180.7
Other gains (losses) and provisions	(198)	(372)	(46.8)	(124)	(104)	19.4	20.8
Profit before tax	6,083	5,440	11.8	1,794	1,794	0.0	1.2
Tax on profit	(1,811)	(1,678)	7.9	(486)	(488)	(0.3)	0.9
Profit from continuing operations	4,272	3,763	13.5	1,307	1,306	0.1	1.3
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	4,272	3,763	13.5	1,307	1,306	0.1	1.3
Non-controlling interests	0	0	(2.5)	—	—	—	—
Underlying profit attributable to the parent	4,272	3,762	13.5	1,307	1,306	0.1	1.3

Balance sheet
Loans and advances to customers	264,950	246,897	7.3	242,624	246,453	(1.6)	3.6
Cash, central banks and credit institutions	88,904	97,838	(9.1)	55,335	54,787	1.0	6.3
Debt instruments	120,671	94,519	27.7	10,570	15,120	(30.1)	(26.4)
Other financial assets	51,675	48,132	7.4	270	390	(30.8)	(27.2)
Other asset accounts	19,361	22,341	(13.3)	4,048	3,382	19.7	26.0
Total assets	545,561	509,726	7.0	312,846	320,132	(2.3)	2.9
Customer deposits	354,943	323,425	9.7	225,708	230,408	(2.0)	3.1
Central banks and credit institutions	54,996	57,218	(3.9)	18,326	25,665	(28.6)	(24.8)
Marketable debt securities	29,957	27,385	9.4	51,231	47,933	6.9	12.5
Other financial liabilities	63,188	59,976	5.4	2,441	2,500	(2.4)	2.8
Other liabilities accounts	22,268	21,163	5.2	2,277	1,733	31.4	38.3
Total liabilities	525,352	489,168	7.4	299,984	308,239	(2.7)	2.4
Total equity	20,209	20,558	(1.7)	12,863	11,893	8.2	13.8

Memorandum items:
Gross loans and advances to customers B	237,385	225,759	5.1	228,273	236,496	(3.5)	1.6
Customer funds	429,464	399,999	7.4	227,160	230,479	(1.4)	3.7
Customer deposits C	322,070	306,389	5.1	219,440	222,835	(1.5)	3.7
Mutual funds	107,394	93,609	14.7	7,719	7,643	1.0	6.3

Ratios (%), operating means and customers
RoTE (post-AT1)	20.4	18.3	2.2	10.2	10.6	(0.4)
Efficiency ratio	37.6	38.9	(1.4)	58.4	60.9	(2.5)
NPL ratio	1.94	2.66	(0.73)	1.08	1.33	(0.25)
NPL coverage ratio	55	53	2	33	29	3
Number of branches	1,630	1,827	(10.8)	363	444	(18.2)
Number of total customers (thousands)	15,362	15,307	0.4	22,720	22,541	0.8
Number of active customers (thousands)	9,242	8,842	4.5	13,547	13,646	(0.7)

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    525

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

EUR million
	Portugal			Openbank Europe
Underlying income statement	2025	2024	%	2025	2024	%	% excl. FX
Net interest income	1,346	1,548	(13.0)	4,685	4,361	7.4	7.5
Net fee income	506	467	8.2	804	902	(10.9)	(10.8)
Gains (losses) on financial transactions A	70	45	56.9	(39)	(24)	60.8	61.9
Other operating income	33	5	569.5	474	405	17.1	17.5
Total income	1,956	2,065	(5.3)	5,925	5,644	5.0	5.1
Total costs	(544)	(574)	(5.2)	(2,899)	(2,848)	1.8	1.8
Net operating income	1,412	1,492	(5.4)	3,026	2,796	8.2	8.4
Net loan-loss provisions	8	(11)	—	(1,363)	(1,209)	12.7	12.9
Other gains (losses) and provisions	(3)	—	—	(266)	(456)	(41.7)	(41.1)
Profit before tax	1,417	1,481	(4.3)	1,398	1,131	23.6	23.4
Tax on profit	(405)	(478)	(15.2)	(322)	(255)	25.9	25.2
Profit from continuing operations	1,011	1,003	0.8	1,076	876	22.9	22.9
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	1,011	1,003	0.8	1,076	876	22.9	22.9
Non-controlling interests	(2)	(2)	(18.9)	(304)	(234)	30.3	30.3
Underlying profit attributable to the parent	1,010	1,001	0.9	772	642	20.2	20.2

Balance sheet
Loans and advances to customers	41,260	38,410	7.4	139,322	137,038	1.7	2.1
Cash, central banks and credit institutions	2,744	3,873	(29.2)	16,078	19,185	(16.2)	(15.6)
Debt instruments	15,998	15,010	6.6	8,510	6,310	34.9	34.6
Other financial assets	1,243	1,129	10.1	126	128	(1.3)	(1.3)
Other asset accounts	1,090	1,109	(1.7)	12,088	11,115	8.8	9.6
Total assets	62,334	59,530	4.7	176,125	173,775	1.4	1.8
Customer deposits	40,576	38,304	5.9	82,359	81,376	1.2	1.3
Central banks and credit institutions	9,357	8,813	6.2	26,820	28,120	(4.6)	(2.5)
Marketable debt securities	5,809	4,973	16.8	45,494	43,137	5.5	5.6
Other financial liabilities	304	339	(10.3)	2,014	1,918	5.0	5.2
Other liabilities accounts	2,916	3,056	(4.6)	6,208	5,714	8.7	9.0
Total liabilities	58,961	55,485	6.3	162,896	160,264	1.6	2.1
Total equity	3,373	4,046	(16.6)	13,229	13,512	(2.1)	(1.6)

Memorandum items:
Gross loans and advances to customers B	41,980	39,143	7.2	142,477	139,927	1.8	2.3
Customer funds	46,201	43,186	7.0	87,559	85,876	2.0	2.0
Customer deposits C	40,576	38,304	5.9	82,359	81,376	1.2	1.3
Mutual funds	5,625	4,882	15.2	5,200	4,500	15.6	15.6

Ratios (%), operating means and customers
RoTE (post-AT1)	30.3	25.0	5.3	6.7	5.5	1.2
Efficiency ratio	27.8	27.8	0.0	48.9	50.5	(1.5)
NPL ratio	1.99	2.27	(0.29)	2.53	2.50	0.03
NPL coverage ratio	81	78	3	87	83	5
Number of branches	308	374	(17.6)	298	326	(8.6)
Number of total customers (thousands)	2,971	2,989	(0.6)	19,893	19,550	1.8
Number of active customers (thousands)	1,945	1,905	2.1

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    526

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

EUR million
	US				Mexico
Underlying income statement	2025	2024	%	% excl. FX	2025	2024	%	% excl. FX
Net interest income	5,888	5,693	3.4	7.9	4,554	4,631	(1.7)	8.0
Net fee income	1,328	1,152	15.3	20.3	1,454	1,385	5.0	15.3
Gains (losses) on financial transactions A	547	371	47.7	54.1	427	396	7.7	18.3
Other operating income	165	365	(54.7)	(52.7)	(130)	(133)	(2.5)	7.1
Total income	7,929	7,580	4.6	9.1	6,305	6,278	0.4	10.3
Total costs	(3,890)	(3,965)	(1.9)	2.4	(2,730)	(2,727)	0.1	9.9
Net operating income	4,039	3,615	11.7	16.6	3,575	3,551	0.7	10.6
Net loan-loss provisions	(2,244)	(2,507)	(10.5)	(6.6)	(1,239)	(1,277)	(3.0)	6.5
Other gains (losses) and provisions	(47)	(55)	(14.5)	(10.8)	—	—	—	—
Profit before tax	1,748	1,053	66.0	73.2	2,336	2,274	2.7	12.8
Tax on profit	(207)	56	—	—	(627)	(598)	4.9	15.2
Profit from continuing operations	1,541	1,109	39.0	45.0	1,709	1,676	2.0	12.0
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	1,541	1,109	39.0	45.0	1,709	1,676	2.0	12.0
Non-controlling interests	—	—	—	—	(4)	(5)	(9.0)	(0.1)
Underlying profit attributable to the parent	1,541	1,109	39.0	45.0	1,705	1,671	2.0	12.0

Balance sheet
Loans and advances to customers	132,659	134,856	(1.6)	11.3	48,083	45,054	6.7	4.6
Cash, central banks and credit institutions	21,318	28,200	(24.4)	(14.5)	11,569	10,945	5.7	3.6
Debt instruments	38,411	27,042	42.0	60.7	32,066	30,092	6.6	4.4
Other financial assets	3,159	2,821	12.0	26.7	4,731	5,785	(18.2)	(19.9)
Other asset accounts	11,171	16,058	(30.4)	(21.3)	5,778	5,745	0.6	(1.5)
Total assets	206,718	208,978	(1.1)	11.9	102,227	97,621	4.7	2.6
Customer deposits	122,000	125,403	(2.7)	10.1	55,595	49,836	11.6	9.3
Central banks and credit institutions	34,934	26,794	30.4	47.5	17,984	17,260	4.2	2.1
Marketable debt securities	26,433	31,783	(16.8)	(5.9)	9,316	9,632	(3.3)	(5.2)
Other financial liabilities	6,255	5,223	19.8	35.5	7,586	9,640	(21.3)	(22.9)
Other liabilities accounts	3,085	3,683	(16.2)	(5.2)	3,258	3,115	4.6	2.5
Total liabilities	192,707	192,886	(0.1)	13.0	93,740	89,483	4.8	2.7
Total equity	14,011	16,091	(12.9)	(1.5)	8,487	8,138	4.3	2.2

Memorandum items:
Gross loans and advances to customers B	108,950	117,511	(7.3)	4.9	49,442	44,715	10.6	8.4
Customer funds	103,178	108,246	(4.7)	7.9	68,201	61,160	11.5	9.3
Customer deposits C	87,686	93,545	(6.3)	6.1	45,498	41,528	9.6	7.4
Mutual funds	15,492	14,702	5.4	19.2	22,703	19,632	15.6	13.3

Ratios (%), operating means and customers
RoTE (post-AT1)	10.2	6.9	3.2		22.0	19.6	2.3
Efficiency ratio	49.1	52.3	(3.2)		43.3	43.4	(0.1)
NPL ratio	4.82	4.68	0.14		2.65	2.71	(0.05)
NPL coverage ratio	55	64	(9)		105	100	4
Number of branches	376	405	(7.2)		1,314	1,356	(3.1)
Number of total customers (thousands)	4,369	4,474	(2.4)		22,577	21,289	6.1
Number of active customers (thousands)	4,169	4,308	(3.2)		11,976	10,871	10.2

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.

Annual report 2025    527

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

EUR million
	Brazil				Chile
Underlying income statement	2025	2024	%	% excl. FX	2025	2024	%	% excl. FX
Net interest income	9,380	10,121	(7.3)	0.6	1,917	1,822	5.2	10.7
Net fee income	3,193	3,414	(6.5)	1.5	582	551	5.8	11.2
Gains (losses) on financial transactions A	(64)	(37)	71.7	86.3	230	238	(3.4)	1.6
Other operating income	93	39	139.5	160.0	(15)	(18)	(16.4)	(12.1)
Total income	12,602	13,536	(6.9)	1.0	2,714	2,592	4.7	10.1
Total costs	(4,957)	(5,219)	(5.0)	3.1	(919)	(942)	(2.5)	2.6
Net operating income	7,645	8,318	(8.1)	(0.2)	1,795	1,650	8.8	14.4
Net loan-loss provisions	(4,409)	(4,487)	(1.7)	6.6	(531)	(497)	6.9	12.4
Other gains (losses) and provisions	(11)	0	—	—	(32)	(42)	(24.7)	(20.8)
Profit before tax	3,224	3,830	(15.8)	(8.6)	1,232	1,111	11.0	16.7
Tax on profit	(836)	(1,165)	(28.2)	(22.1)	(189)	(211)	(10.5)	(5.9)
Profit from continuing operations	2,388	2,665	(10.4)	(2.8)	1,043	899	16.0	22.0
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Consolidated profit	2,388	2,665	(10.4)	(2.8)	1,043	899	16.0	22.0
Non-controlling interests	(220)	(243)	(9.3)	(1.6)	(314)	(271)	16.0	22.0
Underlying profit attributable to the parent	2,168	2,422	(10.5)	(2.9)	729	629	16.0	22.0

Balance sheet
Loans and advances to customers	87,653	88,620	(1.1)	(0.6)	39,924	40,332	(1.0)	1.6
Cash, central banks and credit institutions	49,450	46,745	5.8	6.3	5,218	5,759	(9.4)	(7.0)
Debt instruments	46,658	45,670	2.2	2.6	9,385	7,993	17.4	20.5
Other financial assets	11,772	10,632	10.7	11.2	11,489	13,554	(15.2)	(13.0)
Other asset accounts	13,919	13,844	0.5	1.0	2,189	2,796	(21.7)	(19.7)
Total assets	209,453	205,510	1.9	2.4	68,205	70,434	(3.2)	(0.6)
Customer deposits	92,256	93,994	(1.8)	(1.4)	29,503	30,181	(2.2)	0.3
Central banks and credit institutions	32,377	30,878	4.9	5.3	8,778	8,133	7.9	10.8
Marketable debt securities	29,161	25,351	15.0	15.6	9,703	10,403	(6.7)	(4.3)
Other financial liabilities	33,757	34,215	(1.3)	(0.9)	12,322	14,323	(14.0)	(11.7)
Other liabilities accounts	5,829	5,582	4.4	4.9	2,299	1,942	18.4	21.5
Total liabilities	193,380	190,020	1.8	2.2	62,604	64,983	(3.7)	(1.1)
Total equity	16,073	15,490	3.8	4.2	5,601	5,451	2.8	5.5

Memorandum items:
Gross loans and advances to customers B	93,030	93,785	(0.8)	(0.3)	40,986	41,405	(1.0)	1.6
Customer funds	132,580	129,881	2.1	2.6	42,256	43,383	(2.6)	0.0
Customer deposits C	80,449	81,378	(1.1)	(0.7)	28,293	30,060	(5.9)	(3.4)
Mutual funds	52,132	48,503	7.5	8.0	13,963	13,324	4.8	7.6

Ratios (%), operating means and customers
RoTE (post-AT1)	15.3	16.8	(1.5)		19.7	16.3	3.4
Efficiency ratio	39.3	38.6	0.8		33.9	36.4	(2.5)
NPL ratio	6.76	6.10	0.66		5.73	5.37	0.36
NPL coverage ratio	81	79	2		48	50	(2)
Number of branches	1,618	2,202	(26.5)		228	237	(3.8)
Number of total customers (thousands)	73,948	69,455	6.5		4,608	4,311	6.9
Number of active customers (thousands)	33,966	33,123	2.5		2,693	2,556	5.4

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
Annual report 2025    528

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

EUR million
	Argentina			Rest of the Group
Underlying income statement	2025	2024	%	2025	2024	%	% excl. FX
Net interest income	1,727	2,919	(40.8)	1,080	832	29.8	36.1
Net fee income	788	602	30.9	908	722	25.8	28.8
Gains (losses) on financial transactions A	229	229	0.1	296	326	(9.1)	(6.2)
Other operating income	(510)	(1,263)	(59.6)	25	9	187.7	175.7
Total income	2,235	2,487	(10.2)	2,309	1,889	22.3	26.7
Total costs	(978)	(1,337)	(26.9)	(1,676)	(1,643)	2.0	4.1
Net operating income	1,257	1,150	9.3	634	246	158.1	197.3
Net loan-loss provisions	(574)	(284)	101.8	(260)	(230)	13.1	17.9
Other gains (losses) and provisions	(33)	(39)	(14.7)	(45)	(263)	(82.7)	(82.7)
Profit before tax	650	827	(21.4)	328	(248)	—	—
Tax on profit	(216)	(161)	34.6	(29)	(37)	(22.6)	(9.1)
Profit from continuing operations	434	666	(34.9)	300	(285)	—	—
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	434	666	(34.9)	300	(285)	—	—
Non-controlling interests	(1)	(1)	(39.8)	1	5	(89.3)	(87.5)
Underlying profit attributable to the parent	433	665	(34.9)	300	(280)	—	—

Balance sheet
Loans and advances to customers	8,032	7,684	4.5	25,315	24,905	1.6	8.2
Cash, central banks and credit institutions	3,724	4,901	(24.0)	12,912	8,178	57.9	64.7
Debt instruments	2,230	2,654	(16.0)	4,452	10,677	(58.3)	(57.8)
Other financial assets	16	23	(28.5)	2,387	3,041	(21.5)	(16.9)
Other asset accounts	1,078	978	10.2	3,157	2,930	7.7	8.1
Total assets	15,080	16,240	(7.1)	48,222	49,732	(3.0)	1.3
Customer deposits	9,959	11,293	(11.8)	26,913	19,955	34.9	42.5
Central banks and credit institutions	685	852	(19.5)	8,249	19,309	(57.3)	(55.8)
Marketable debt securities	258	158	63.4	4,508	898	401.8	408.3
Other financial liabilities	1,060	968	9.5	2,402	2,694	(10.9)	(4.5)
Other liabilities accounts	547	476	14.9	1,543	1,514	1.9	2.3
Total liabilities	12,510	13,746	(9.0)	43,614	44,371	(1.7)	2.7
Total equity	2,570	2,494	3.1	4,608	5,360	(14.0)	(10.3)

Memorandum items:
Gross loans and advances to customers B	8,611	7,938	8.5	25,796	25,285	2.0	8.5
Customer funds	15,894	17,047	(6.8)	45,916	34,204	34.2	40.8
Customer deposits C	9,959	11,293	(11.8)	26,691	19,527	36.7	44.6
Mutual funds	5,934	5,754	3.1	19,225	14,677	31.0	35.9

Ratios (%), operating means and customers
RoTE (post-AT1)	20.2	34.5	(14.3)
Efficiency ratio	43.8	53.8	(10.0)
NPL ratio	7.68	2.06	5.62
NPL coverage ratio	90	177	(87)
Number of branches D	391	409	(4.4)
Number of total customers (thousands)	5,412	5,117	5.8
Number of active customers (thousands)	3,772	3,674	2.7

A. Includes exchange differences.
B. Excluding reverse repos.
C. Excluding repos.
D. In Argentina, we have included the CartaSur points of sale and the banking service points in 2025 and 2024 figures and all previous periods.
Annual report 2025    529

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
9.2 Alternative performance measures (APMs) of the new reporting structure
Profitability and efficiency ratios
The purpose of the profitability ratios is to measure the ratio of profit to equity, to tangible equity, to assets and to risk-weighted assets. The efficiency ratio measures how much costs are needed to generate revenue.
The results related to activity in Poland affected by the Poland disposal are recorded in the 'non-recurring items' line within the underlying income statement. Profitability ratios are therefore also presented on an underlying basis. Additionally, the definition of efficiency has been adjusted to use the new total costs line.

Ratio	Formula	Relevance of the metric
RoE	Profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank and as such measures the bank’s ability to pay shareholders.
(Return on Equity)	Average stockholders’ equity A (excl. minority interests)
Underlying RoE	Underlying profit attributable to the parent	This ratio measures the return that shareholders obtain on the funds invested in the bank excluding results from operations outside the ordinary course of business.
Average stockholders’ equity A (excl. minority interests)
RoTE (post-AT1)	Profit attributable to the parent minus AT1 costsB	This indicator is used to assess the profitability of a company as a percentage of its tangible equity, deducting AT1 issuance costs from the numerator. It is measured as the return that shareholders receive as a percentage of the funds invested in the bank less intangible assets.
(Return on Tangible Equity)	Average stockholders' equity A (excl. minority interests) - intangible assets
Underlying RoTE (post-AT1)	Underlying profit attributable to the parent minus AT1 costs B	As with RoTE (post-AT1), this indicator is used to assess the profitability of the tangible equity of a company of a company, deducting AT1 issuance costs from the numerator, but excluding results from operations outside the ordinary course of business (i.e. arising from underlying activities).
Average stockholders' equity A (excl. minority interests) - intangible assets
RoA	Consolidated profit	This metric measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the bank’s total assets in generating profit over a given period.
(Return on Assets)	Average total assets
Underlying RoA	Underlying consolidated profit	This metric measures the profitability of a company as a percentage of its total assets excluding results from operations outside the ordinary course of business. It is an indicator that reflects the efficiency of the bank’s total assets in generating underlying profit over a given period.
Average total assets
RoRWA	Consolidated profit	The return adjusted for risk is a derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk-weighted assets.
(Return on Risk-Weighted Assets)	Average risk-weighted assets
Underlying RoRWA	Underlying consolidated profit	This relates the underlying consolidated profit (excluding results from operations outside the ordinary course of business) to the Group’s risk-weighted assets.
Average risk-weighted assets
Efficiency	Total costs C	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of resources used to generate the bank’s total income.
(Cost-to-income)	Total income
A.Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends.
B.Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct.
C.Total costs = Administrative expenses + amortizations + other operating costs.
Annual report 2025    530

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Profitability and efficiency A (EUR million and %)
	2025	2024
RoE	13.9%	13.0%
Profit attributable to the parent	14,101	12,574
Average stockholders' equity (excluding minority interests)	101,497	96,744

Underlying RoE	13.0%	12.2%
Profit attributable to the parent	14,101	12,574
(-) Non-recurring items	949	800
Underlying profit attributable to the parent	13,152	11,774
Average stockholders' equity (excluding minority interests)	101,497	96,744

RoTE post-AT1	16.3%	15.5%
Profit attributable to the parent	14,101	12,574
(-) AT1 costs	622	620
(-) Goodwill impairment	(4)	(4)
Profit attributable to the parent minus AT1 costs (excluding goodwill impairment)	13,483	11,958
Average stockholders' equity (excluding minority interests)	101,497	96,744
(-) Average intangible assets	18,865	19,428
Average stockholders' equity (excl. minority interests) - intangible assets	82,631	77,316

Underlying RoTE (post-AT1)	15.2%	14.4%
Profit attributable to the parent	14,101	12,574
(-) AT1 costs	622	620
(-) Goodwill impairment	(4)	(4)
Profit attributable to the parent minus AT1 costs (excluding goodwill impairment)	13,483	11,958
(-) Non-recurring items	949	800
Underlying profit attributable to the parent	12,534	11,158
Average stockholders' equity (excluding minority interests)	101,497	96,744
(-) Average intangible assets	18,865	19,428
Average stockholders' equity (excl. minority interests) - intangible assets	82,631	77,316

RoA	0.84%	0.76%
Consolidated profit	15,500	13,744
Average total assets	1,843,112	1,803,272

Underlying RoA	0.79%	0.72%
Consolidated profit	15,500	13,744
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	1,503	1,220
Underlying consolidated profit	13,997	12,524
Average total assets C	1,771,298	1,739,915

RoRWA	2.44%	2.18%
Consolidated profit	15,500	13,744
Average risk weighted assets B	634,020	630,494

Underlying RoRWA	2.31%	2.07%
Consolidated profit	15,500	13,744
(-) Adjustments to consolidated profit for activity outside the ordinary course of business	1,503	1,220
Underlying consolidated profit	13,997	12,524
Average risk-weighted assets B C	605,556	604,137

Efficiency ratio	45.3%	47.2%
Operating expenses	24,711	25,149
Adjustments to operating expenses in the underlying income statement	1,699	2,205
Underlying total costs	26,410	27,354
Total income	58,670	58,380
Adjustments to total income in the underlying income statement	(362)	(396)
Underlying total income	58,308	57,984
A.Averages included in the RoE, RoTE, RoTE (post-AT1), RoA and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances.
B.The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).
C.Excludes balances related to the Poland disposal.
Annual report 2025    531

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Ratio	Formula	Relevance of the metric
Global business and country underlying RoTE (post-AT1)	Underlying profit attributable to the parent minus AT1 costsA (excluding goodwill impairment)
This indicator is used to assess the profitability of the tangible equity of a company arising from underlying activities, i.e. excluding results from operations outside the ordinary course of business, deducting AT1 issuance costs from the numerator.

Average stockholders' equity (excl. minority interests) - intangible assetsB
A.For both global businesses and countries, AT1 costs are allocated according to RWA consumption.
B.For global businesses, tangible equity is allocated according to RWA consumption.

RoTE (post-AT1) (EUR million and %)
	2025			2024
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	17.1	7,411	43,382	17.6	7,051	39,997
Openbank	8.5	1,578	18,546	8.8	1,500	17,090
Corporate & Investment Banking	17.8	2,602	14,603	16.3	2,519	15,483
Wealth Management & Insurance	61.5	1,961	3,189	68.2	1,567	2,296
Payment Solutions

Spain	20.4	4,133	20,230	18.3	3,620	19,822
UK	10.2	1,248	12,200	10.6	1,247	11,781
Portugal	30.3	994	3,282	25.0	985	3,948
Openbank Europe	6.7	685	10,212	5.5	556	10,055
US	10.2	1,454	14,311	6.9	1,024	14,742
Mexico	22.0	1,674	7,616	19.6	1,638	8,343
Brazil	15.3	2,074	13,545	16.8	2,323	13,853
Chile	19.7	703	3,567	16.3	602	3,693
Argentina	20.2	419	2,072	34.5	658	1,909
Numerator: underlying profit attributable to the parent excluding goodwill impairment minus AT1 costs (excluding goodwill impairment).
Denominator: average stockholders' equity (excluding minority interests) - tangible assets.
Payment Solutions' RoTE (post-AT1) is not provided as we do not consider it a relevant metric to measure performance in this type of business.

Efficiency ratio (EUR million and %)
	2025			2024
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	42.9	13,913	32,447	44.5	14,704	33,064
Openbank	43.6	5,680	13,015	43.3	5,576	12,877
Corporate & Investment Banking	46.8	3,752	8,016	49.7	3,922	7,897
Wealth Management & Insurance	35.7	1,444	4,042	39.1	1,403	3,587
Payment Solutions	87.6	1,203	1,373	97.5	1,209	1,240

Spain	37.6	4,465	11,887	38.9	4,509	11,580
UK	58.4	2,937	5,032	60.9	3,050	5,011
Portugal	27.8	544	1,956	27.8	574	2,065
Openbank Europe	48.9	2,899	5,925	50.5	2,848	5,644
US	49.1	3,890	7,929	52.3	3,965	7,580
Mexico	43.3	2,730	6,305	43.4	2,727	6,278
Brazil	39.3	4,957	12,602	38.6	5,219	13,536
Chile	33.9	919	2,714	36.4	942	2,592
Argentina	43.8	978	2,235	53.8	1,337	2,487
Numerator: underlying total costs.
Denominator: underlying total income.

Annual report 2025    532

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Credit risk indicators
The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.
As explained in section 9.1 of this chapter, the credit risk metrics have been enhanced to include corporate exposures originated through private fixed income products. Additionally, these measures exclude Poland from all periods presented.

Ratio	Formula	Relevance of the metric
NPL ratio (Non-performing loans ratio)	Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL ratio is an important variable regarding financial institutions' activity since it gives an indication of the level of credit risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be credit impaired as a percentage of the total outstanding amount of customer credit and contingent liabilities and debt securities issued by non-financial institutions.
Total risk A
NPL coverage ratio	Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions	The NPL coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the credit impaired assets. Therefore, it is a good indicator of the entity's solvency against customer defaults both present and future.
Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions
Cost of risk	Allowances for loan-loss provisions over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan and debt securities issued by non-financial institutions portfolio. As such, it acts as an indicator of credit quality.
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months
A.Total risk = non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances + debt securities issued by non-financial institutions.

Credit risk (I) (EUR million and %)
	Dec-25	Dec-24
NPL ratio	2.91%	3.03%
Credit impaired balances	33,739	34,383
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost'and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	31,531	32,144
Customer guarantees and undrawn balances classified in stage 3	1,306	1,438
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3	839	697
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	46	91
Doubtful exposure of portfolios at fair value through profit or loss	17	13
Total risk	1,159,180	1,134,418
Impaired and non-impaired gross loans and advances to customers	1,058,447	1,038,306
Impaired and non-impaired customer guarantees and impaired undrawn customer balances	80,056	77,560
Impaired and non-impaired gross debt securities issued by non-financial institutions	20,677	18,552
Annual report 2025    533

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Credit risk (II) (EUR million and %)
	Dec-25	Dec-24
NPL coverage ratio	66%	64%
Total allowances to cover impairment losses	22,358	22,155
Total allowances to cover impairment losses on loans and advances to customers measured at amortized cost and designated at fair value through OCI	21,158	21,145
Total allowances to cover impairment losses on customer guarantees and undrawn balances	712	688
Total allowances to cover impairment losses on debt securities issued by non-financial institutions measured at amortized cost and designated at fair value through OCI	488	322
Credit impaired balances	33,739	34,383
Gross loans and advances to customers registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3 (OCI), excluding POCI (Purchased or Originated Credit Impaired)	31,531	32,144
Customer guarantees and undrawn balances classified in stage 3	1,306	1,438
Gross debt securities issued by non-financial institutions registered under the headings 'financial assets measured at amortized cost' and 'financial assets designated at fair value through profit or loss' classified in stage 3	839	697
POCI exposure (Purchased or Originated Credit Impaired) that is additionally impaired	46	91
Doubtful exposure of portfolios at fair value through profit or loss	17	13

Cost of risk	1.14%	1.12%
Underlying allowances for loan-loss provisions over the last 12 months	12,128	11,822
Allowances for loan-loss provisions over the last 12 months	12,596	12,183
Adjustments to allowances for loan-loss provisions for activity outside the ordinary course of business	(468)	(361)
Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months	1,063,783	1,057,100

NPL ratio (EUR million and %)
	Dec-25			Dec-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	3.09	19,855	641,820	3.21	20,689	643,578
Openbank	5.32	11,351	213,525	5.07	10,993	216,616
Corporate & Investment Banking	0.72	1,928	266,108	0.86	2,058	238,187
Wealth Management & Insurance	0.86	235	27,384	0.98	252	25,692
Payment Solutions

Spain	1.94	5,915	305,156	2.66	7,677	288,162
UK	1.08	2,645	244,303	1.33	3,299	248,061
Portugal	1.99	948	47,760	2.27	1,014	44,573
Openbank Europe	2.53	3,642	144,039	2.50	3,527	141,312
US	4.82	7,150	148,488	4.68	7,012	149,907
Mexico	2.65	1,420	53,476	2.71	1,352	49,927
Brazil	6.76	8,010	118,546	6.10	7,090	116,247
Chile	5.73	2,528	44,146	5.37	2,394	44,590
Argentina	7.68	677	8,813	2.06	173	8,411
Numerator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: total risk.
Payment Solutions' NPL ratio is not provided as we do not consider it a relevant metric for this type of business.
Annual report 2025    534

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

NPL coverage ratio (EUR million and %)
	Dec-25			Dec-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	66	13,104	19,855	63	12,984	20,689
Openbank	71	8,075	11,351	74	8,088	10,993
Corporate & Investment Banking	47	908	1,928	39	803	2,058
Wealth Management & Insurance	71	168	235	68	170	252
Payment Solutions

Spain	55	3,254	5,915	53	4,041	7,677
UK	33	860	2,645	29	967	3,299
Portugal	81	770	948	78	792	1,014
Openbank Europe	87	3,181	3,642	83	2,910	3,527
US	55	3,934	7,150	64	4,471	7,012
Mexico	105	1,488	1,420	100	1,358	1,352
Brazil	81	6,478	8,010	79	5,627	7,090
Chile	48	1,211	2,528	50	1,196	2,394
Argentina	90	607	677	177	307	173
Numerator: total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Denominator: credit impaired customer loans and advances, guarantees and undrawn balances + debt securities issued by non-financial institutions.
Payment Solutions' coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

Cost of risk (EUR million and %)
	Dec-25			Dec-24
	%	Numerator	Denominator	%	Numerator	Denominator
Retail & Commercial Banking	1.15	7,150	621,246	1.11	7,064	634,438
Openbank	2.10	4,457	212,551	2.16	4,562	210,748
Corporate & Investment Banking	0.14	278	196,144	0.08	141	180,547
Wealth Management & Insurance	0.08	20	25,509	0.18	42	23,686
Payment Solutions

Spain	0.43	1,142	263,717	0.50	1,259	251,826
UK	0.07	177	244,442	0.03	64	251,348
Portugal	(0.02)	(8)	43,578	0.03	11	41,676
Openbank Europe	0.97	1,363	140,504	0.88	1,209	137,165
US	1.62	2,244	138,832	1.82	2,507	137,926
Mexico	2.69	1,239	46,067	2.64	1,277	48,439
Brazil	4.17	4,409	105,666	4.03	4,487	111,362
Chile	1.32	531	40,181	1.19	497	41,582
Argentina	7.34	574	7,820	4.59	284	6,190
Numerator: underlying allowances for loan-loss provisions over the last 12 months.
Denominator: average loans and advances to customers + debt securities issued by non-financial institutions over the last 12 months.
Payment Solutions' cost of risk is not provided as we do not consider it a relevant metric for this type of business.

Annual report 2025    535

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Other indicators
The Group has a series of additional financial metrics which facilitate analysis of the underlying business trends and performance.

Ratio	Formula	Relevance of the metric
LTD ratio (Loan-to-deposit)	Net loans and advances to customers	This is an indicator of the bank's liquidity. It measures the total loans and advances to customers net of loan-loss provisions as a percentage of customer deposits.
Customer deposits
Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.
Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

Others (EUR million and %)
	Dec-25	Dec-24
Loan-to-deposit ratio	100%	101%
Net loans and advances to customers	1,037,288	1,017,160
Customer deposits	1,041,200	1,005,605
Annual report 2025    536

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
10. Trend information 2026
This directors' report contains prospective information on the directors’ plans, forecasts and estimates, which are based on what they consider to be reasonable hypotheses. Readers of this report should take into account that such prospective information must not be considered a guarantee of our future performance as the plans, forecasts and estimates are subject to numerous risks and uncertainties, our future performance may not match initial expectations. These risks and uncertainties are described in the 'Risk management and compliance' chapter of this report and in note 54 to the consolidated financial statements.
à Macroeconomic environment

We expect a mixed performance in 2026, depending on the region or country. A slight economic slowdown is expected in Brazil and the UK, while the US, the eurozone and Mexico are expected to recover moderately. The global outlook is uncertain due to geopolitical and trade tensions. Inflation is expected to continue to slow in most countries, converging towards the central banks' targets, although it is likely to do so at different rates between regions. Central banks such as the Fed are expected to complete their rate-cutting cycle in 2026. Significant changes in the unemployment rates are not expected, with most labour markets remaining resilient.
Our macroeconomic forecasts for 2026 by country/region are:
Eurozone
The eurozone is expected to experience a cyclical recovery in 2026, supported by the ECB's interest rate cuts since mid-2024 and fiscal policy initiatives, particularly increased spending on infrastructure and defence in Germany. Inflation is expected to remain in line with the ECB’s 2% target, underpinned by wage moderation, leading to a gradual reduction in service inflation, which was more persistent in 2025. In the medium term, the euro area faces the challenge of achieving sustainable economic growth, through policies that boost the domestic market, regulatory simplification and the strengthening of capital markets.
Spain
We expect economic growth to remain dynamic, although at a slightly lower rate than in 2025. Domestic demand will continue to be a main driver, supported by strong household consumption, while investment, the sector that grew the most in 2025, will benefit from the allocation of European funds before August 2026. Growth in external demand is expected continue to slow as imports, boosted by strong domestic demand, are expected to outpace exports. We expect job creation to continue, with the unemployment rate declining further towards 10%, despite the rise in active population. Inflation is expected to gradually converge towards the ECB's target, as the services sector is proving to be sticky.
UK
In 2026, we expect GDP growth to slow to around 1%, as consumers face a slowdown in real income growth and prioritize savings over spending. Labour market weakness is expected to continue, as private companies are reducing their employees due to rising labour costs and job creation momentum in the public sector is fading. Inflation should moderate due to lower contributions from food, energy and services, the latter driven by slower wage growth, but it is expected to remain above target. The timeline for further interest rate cuts remains uncertain but we expect them to fall to 3.25% by the end of 2026.
Portugal
In 2026, we expect a moderate recovery and that the economy could reach 2% GDP growth, driven by strong domestic demand, high employment levels and balanced public finances. However, the risks associated with a slowdown in advanced economies, trade tensions and international financial volatility could continue to limit external demand in Portugal and require greater caution when assessing growth for the next year. The labour market is expected to remain at full employment, with the unemployment rate around 6.4%. We expect inflation to remain slightly above the ECB's 2% target.
US
We expect economic growth to remain robust, supported by investment in AI, more accommodative monetary policy and tax cuts and deductions for businesses and households included in the fiscal package approved last summer. Inflation is anticipated to remain relatively elevated due to the increase in goods prices from higher tariffs, but is expected to return towards the 2% target in the second half of the year. The Fed is expected to continue interest rate cuts towards its neutral level.
Mexico
We expect the economy to accelerate in 2026, supported by a more favourable external environment, a temporary boost from the FIFA World Cup, lower tax constraints and a revised trade agreement between the US and Canada, aimed at providing greater clarity and reducing trade uncertainty. The central bank is expected to maintain a cautious stance, although it could decide on further albeit limited rate cuts, while keeping an eye on the Fed policies, exchange rate movements and inflation.
Annual report 2025    537

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Brazil
The economy is expected to continue the deceleration that started in mid-2025, moving towards more moderate rates after three years of strong momentum. Inflation is expected to ease to below 4%, allowing Brazil's central bank to begin to gradually cut interest rates, though they will remain elevated to ensure the anchoring of medium-term inflation expectations. Fiscal policy is expected to undertake a consolidation process to meet primary surplus targets and set the public debt ratio on a sustainable path.
Chile
The economy is expected to grow at a slower pace than in 2025, affected by a less favourable external environment. Domestic demand is expected to continue to recover, supported by a rebound in investment linked to mining and energy projects. Inflation is expected to decline further and converge towards the 3% target in 2026, allowing the central bank to reduce interest rates once more, to neutral levels.
Argentina
The economy is expected to continue to recover gradually, supported by greater financial stability and an improvement in domestic demand within a more predictable exchange rate environment. The continuation of policies aimed at fiscal discipline and inflation moderation should help increase confidence and sustain more balanced growth. A gradual normalization of the macroeconomic framework and a more stable political environment should support improved financing conditions and a stronger external position.
à Financial markets

Our outlook for 2026 points to cautious optimism, supported by a macroeconomic environment characterized by more accommodative monetary policies and positive, albeit moderate, growth in the main economies.
We expect equity markets to maintain a positive tone in 2026. In the US, the combination of solid growth, already approved fiscal expansion and returns from companies linked to AI should continue to support markets. However, the demanding valuations currently priced into US equities may lead to periods of higher volatility. In Europe, we anticipate more moderate gains, as effective implementation of spending on infrastructure, defence and the energy transition should support certain sectors, though the continent will likely continue to face weak demand.
In fixed-income markets, we believe that the downward trend in sovereign yields could be coming to an end. Structural factors, such as rising public financing needs, are placing a relatively high floor under long-term maturities. In the eurozone, we expect sovereign spreads to continue to be driven by idiosyncratic factors, and fiscal and political pressures in France will remain a key focus. By contrast, risk perception has improved in the euro area periphery, though room for further spread compression is limited.
In the foreign exchange markets, following the sharp depreciation recorded in 2025, the US dollar could face a less volatile 2026, but with a downside pressure against the euro.
We expect precious metals to remain attractive, supported by a persistently uncertain geo-economic environment, central bank purchases and contained real interest rates. Industrial metals should continue to benefit from their structural role in the energy transition and from growing demand linked to the data centres required for AI development. In contrast, oil is likely to face a less favourable price outlook, due to increased OPEC+ production and structurally weaker demand.
In developing economies, the outlook for 2026 is generally positive. More accommodative international financial conditions, slowing global inflation and stable flows into risk assets should create a more favourable environment than in previous years. Although uncertainties remain, particularly regarding the Chinese economy and the renewal of the trade framework between the US and China as the truce expires. The starting point, however, is more balanced and markets have shown greater capacity to absorb episodes of volatility.
In Latin America, markets are expected to continue to benefit from a more benign global backdrop and from ongoing disinflation across the region. Improved external financial conditions, together with prudent monetary policies, should continue to support debt markets, currencies and equity markets. In this environment, investors’ attention will likely remain focused on domestic factors, particularly fiscal consolidation, the credibility of economic policy frameworks and the anchoring of inflation expectations.
The financial sector is expected to be characterized by greater stability in net interest income, supported by more stable monetary policy. Additionally, economic growth should support steady credit quality across portfolios.
Risks are slightly skewed to the downside and may come from non-bank financial institutions, with the risk of disorderly adjustments in asset prices and disruptions to market liquidity. Even so, at the moment, most banking institutions currently find themselves in solid solvency positions to face such a scenario.
In addition to the economic environment, banks must cope with the acceleration of business digitalization and knowledge and management of the risks associated with climate change.
à Financial regulation

In 2026, while the European Commission is likely to continue to publish numerous proposals and initiatives, we expect the regulatory agenda will focus on the transition from the initial political momentum of the new European cycle to a phase of implementation and consolidation phase. Following the initial progress made in 2025 in terms of competitiveness, regulatory simplification and the strategy of the Savings and Investments Union (SIU), the focus is expected to shift towards negotiating and adopting the different proposals, as well as implementing the necessary measures to boost competitiveness in the banking sector. The latter will also be supported by the publication of the European Commission's report on banking competitiveness.

Annual report 2025    538

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
At the same time, global advances in AI, digital assets and the regulation of 'new money' (in particular, stablecoins) are expected to continue to drive the need for greater international coordination and more consistent regulatory frameworks across jurisdictions.
The UK and the US will likely continue to progress in the same direction.
Markets and the Savings and Investments Union
Reports published by political figures such as Enrico Letta and Mario Draghi agree on a lack of competitiveness and innovation within the EU. The new SIU will be instrumental in channelling the trillions of euros in European savings towards capital markets, but this will require less fragmented, more liquid and more transparent markets. The debate on how to complete the Banking Union is expected to resume, with a renewed approach to the design of a European deposit insurance fund that will help complete the architecture of the single financial market and strengthen cross-border integration.
The year will see the negotiation of two major legislative files: the review of the pensions framework, aimed at strengthening supplementary savings schemes, improving portability and increasing citizen participation in long-term investment products. Secondly, the financial and capital markets integration package, which seeks to reduce fragmentation, improve liquidity and transparency, and further progress towards a more coherent European supervisory framework.
Both packages are expected to be essential pillars of the SIU and key to its effective implementation. In parallel, the US will review part of its market regulation, known as Regulation NMS, while the UK has also launched consultations in this area.
Prudential and resolution
The prudential and resolution agenda will be shaped by an in-depth review of the bank capital requirements supervisory and regulatory framework in Europe. The European Commission and competent authorities will continue to analyse the capital stack to assess the coherence between going concern and gone concern requirements across the microprudential, macroprudential and resolution dimensions. This exercise seeks to improve predictability, avoid overlaps between frameworks and reinforce the usability of capital buffers in stress situations, as these factors are especially important to ensure the financial sector’s ability to support growth and investment.
The simplification of the supervisory framework will also gain significant prominence. At the end of 2025, the ECB published the conclusions of its task force on simplification, led by Vice-President Luis de Guindos, paving the way for a gradual implementation in 2026, aimed at increasing the efficiency of the Supervisory Review and Evaluation Process (SREP), reducing the burden from level 2 and level 3 developments and improving the transparency and consistency of supervisory expectations. Moreover, this will take place in an environment that is increasingly reflecting on the competitiveness of the European banking sector. The European Commission will further support this discussion with the publication of its report on banking competitiveness in the second half of the year.
In 2026 mandates stemming from the application of Basel III will continue to be implemented as will the adaptation of global prudential frameworks, including the ongoing review of the treatment applicable to NBFIs. Following progress made in 2025, the implementation at the country level of the crisis management and deposit insurance framework reform is expected to continue, along with the phase-in of the new securitization rules, adopted to strengthen competitiveness and expand the financing capacity of the European economy.
Finally, the NBFI sector is also likely to be a topic of discussion, with the potential introduction of additional regulation or new disclosure requirements. One of the main areas of concern is the sector's strong growth, which outpaced that of the regulated financial sector in 2025.
Sustainability
In 2026, the sustainability regulatory agenda is expected to revolve around the implementation of measures adopted under the Omnibus I package. Following the 2025 review of the European Sustainability Reporting Standards (ESRS) carried out by the European Financial Reporting Advisory Group (EFRAG) to balance information requirements and costs for preparers, the delegated act incorporating the simplified ESRS is expected to be published and to enter into force. In addition, the delegated act on Taxonomy, designed to reduce the operational burden of its application, particularly for the financial sector, is also expected to be adopted.
One of the main regulatory topics of the year will be the review of the SFDR. The legislative process will resume following the proposal presented by the Commission in November 2025, aimed at improving the framework's legal clarity, functionality and effectiveness in addressing greenwashing risk.
In other countries, such as Mexico, Chile and Brazil, progress towards establishing a cross-sector sustainability framework is expected to continue. Likewise, 2026 will be the first year in which several jurisdictions, including Brazil and Chile, adopt and implement the ISSB standards.

Annual report 2025    539

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Digital
Digital regulation is expected to continue to advance, extending to countries where there has been limited so far. In the current geopolitical environment, the US, the European Union and the UK will continue to assess how to ensure the enforcement of frameworks related to digital competition and financial services, while also furthering regulation in areas such as AI. Regulatory fragmentation is likely to continue to intensify in the absence of common international standards. At the international level, fora such as the G20, the Bank for International Settlements (BIS) and the Financial Stability Board (FSB) will continue to promote initiatives to boost cross-border payments and foster technological innovation (e.g. the BIS Innovation Hub initiative).
In parallel, 2026 is set to be a key year for digital assets and the evolution of 'new money'. Regulated stablecoins are likely to gain prominence in global payments as the US, the UK and several Latin American jurisdictions, such as Brazil and Argentina, adopt robust regulatory frameworks, and institutional markets advance in integrating tokenization solutions and regulated custody services. The global monetary system is expected to evolve towards a hybrid model in which CBDCs, stablecoins and tokenized deposits coexist and reshape how international finance works.
Retail banking
Access to capital markets and retail investor protection will continue to be a priority in the EU's agenda. Legislative proposals under the RIS are expected to be approved in Brussels, and further progress is also expected on SIU initiatives. The transposition of the new directive regarding consumer credit and the directive on distance marketing of consumer financial services should also take place in 2026.
Annual report 2025    540

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Retail
Our priorities for 2026 are to:
→Continue transforming into a global business leveraging our global scale, new common operating model and the rollout of global technology platforms.
→Deepen customer primacy and continue growing our customer base through a superior omnichannel experience and hyper-personalization, supported by leading local franchises.
→Promote profitable growth, allocating capital to high-return opportunities while reinvesting efficiency gains from scale and digitalization to support innovation and transformation.
→Ensure the successful integration of TSB and Webster into the Group, maximizing operational and commercial synergies, while ensuring service continuity and value creation for customers, employees and shareholders.

Retail & Commercial Banking
A global business integrating our retail and commercial banking activities

Our vision for 2026 is to continue evolving into a global digital bank with branches, combining our global scale with local presence to deliver sustainable and profitable growth.
The key priorities for 2026 are:
•Drive the operating model transformation to enhance operational leverage taking advantage of our global scale, thereby reducing operating costs, across the following lines of action:
•End-to-end digitalization. Provide customers with best-in-class products and experiences through optimized journeys. Continue strengthening our digital capabilities to drive engagement and digital sales.
•Automation and simplification. Continue streamlining processes and promoting leaner organizational structures with the aim of enhancing efficiency and agility. AI is expected to play a pivotal role in the automation of operations, resulting in more efficient processes, a reduction in manual workloads and improvements in the cost-to-serve.
•Global technology platform. Continue to converge all units towards the global platform with a particular focus on the rollout of Gravity, which reduces costs per transaction and improves response times. Continue the deployment of the global app and our assisted-channel solution, which enhances productivity and drives sales across our branches and contact centres. Continue deploying the new customer interaction platform, enabling hyper-personalization across all channels and segments, increasing sales conversion and strengthening our relationship with customers. Finally, continue developing the global solution (app and web) for corporates, progressively integrating existing products and capabilities.
•Additionally, as part of our business model transformation, we will deepen our focus on value creation, placing the customer at the heart of our management, through:
•Customer relationships. Solidify our position as our customers main trusted financial partner across our footprint. In Retail, we are promoting hyper-personalization and broadening value-added products, to strengthen customer relationships and drive growth. We continue to strengthen advisory capabilities to develop and deepen customer relationships with SMEs and Corporates.
•Customer experience. Integrate best-in-class digital products with a redesigned branch model positioned as community hubs.
•Execute our transformation with discipline and a programmatic model across all markets driving profitable growth and ensuring the successful integration of TSB and Webster into the Group, once the transaction is completed. Strengthen our execution capacity through agile, AI-enabled ways of working. Reinvest the efficiencies generated through scale into innovation, talent and technology.

Customer experience	Operational leverage	Global platform

Best digital products and new branch model	Process automation and a leaner organization	Proprietary back-end (Gravity), OneApp, assisted channels, customer interaction platform and corporate digital platform

Annual report 2025    541

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Openbank
Our priorities for 2026 are to:
→Maintain our leadership in mobility finance, strengthening and expanding strategic partnerships and focusing on profitable growth.
→Scale our digital banking business across Mexico, Germany and Spain, leveraging our global digital banking platform, while also laying the foundations to expand into new markets. In the US, prepare for the integration of Webster, subject to the corresponding regulatory approvals.
→Transform Openbank into a more integrated, scalable and efficient global business, leveraging thousands of new customers daily and seeking to increase customer lifetime value while maintaining low customer acquisition costs.
→Continue to focus on engineering excellence, operational efficiency and hyper-personalized customer experiences.

Openbank
A digital bank that combines state-of-the-art technology with a personal and human touch

Openbank, previously known as Digital Consumer Bank (Consumer), brings together Santander's mobility finance and consumer banking operations under a single global business, supported by our global digital banking platform, which is already live in the US, Spain, Mexico and Germany. The business has a strong foundation for growth, underpinned by the opportunity that arises from the acquisition of more than 20,000 new customers every day.
Our vision is to evolve our business from a primarily monoline lending model to a leading, digital banking model that combines advanced technology with a personal, human touch, placing customers at the heart of our management.
In 2026, our strategic priorities are to:
•Consolidate our leadership in mobility finance by optimizing the business to maximize profitability and capital efficiency, while deepening strategic relationships with global partners.
At the same time, we will work to expand our operations beyond traditional auto lending (e.g. operational leasing, sustainable mobility solutions, autonomous fleet financing and AI-enabled robotics financing), to cater to the evolving needs of our partners and customers.
In addition, we will continue to strive to improve new business profitability with a stable cost of risk through the cycle, on the back of our capital and risk discipline, underpinned by data-driven underwriting, risk-based pricing and strong collateral management.
•Grow our digital banking business. Gain scale in our core markets, enhancing our product offering to become our customers' primary bank and improve NPS, while laying the foundations to expand into new markets.
In the US, focus on the integration of our consumer banking business with Webster (subject to the corresponding regulatory approvals), before resuming the rollout of our digital bank across the US from a single platform.
Further develop our checkout lending and embedded finance engine, Openbank Pay, incorporating new strategic partners and countries to fuel customer growth at a low acquisition cost. Continue to work on differentiated value propositions, such as an agentic commerce platform that enables AI agents to participate in product discovery and financing journeys.
•Continue to build a best-in-class global digital banking platform that drives customer acquisition and engagement and continues to boost deposit gathering to fund asset growth.
•Leverage AI and automation capabilities to accelerate our transformation and growth by increasing productivity, enhancing personalization and reducing cost-to-serve.
This combination of scale, technology, funding strength and risk and capital discipline position Openbank to deliver sustainable returns above the cost of equity.

Customer experience	Operational leverage	Global platform

Enhanced product offering and personalized, data-driven experiences that increase NPS, deepen engagement and improve customer lifetime value	AI and automation support across our core processes to increase productivity, accelerate time-to-market and reduce cost-to serve	Scale our global digital banking platform to drive engagement, creating long-lasting relationships with our customers

Annual report 2025    542

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

CIB
 Our priorities for 2026 are to:
→Deepen our client relationships, selectively expand our client coverage with a particular focus on the US and fee business, and invest in bankers and commercial teams in some sectors.
→Further globalize our platforms to provide an offering aligned with customer needs and capture operational efficiencies to strengthen and protect our cost-to-income competitive advantage.
→Evolve and enhance capabilities adjacent to CIB’s areas of strength.

Corporate & Investment Banking
Our global platform to support corporate and institutional clients

Our ambition is to become a larger, high-returning, world class corporate & investment bank.
In 2026, our strategic priorities include:
•Deepen our client relationships:
•Further increase the sophistication of our centres of expertise to provide best-in-class, tailor-made and innovative solutions and structuring capabilities through a global cross-segment approach, increasing connectivity around the client agenda.
•Continue to convert the investments made to enhance capabilities and broaden coverage into growth in the US and into an impact across CIB, targeting opportunities in sectors with high momentum such as Tech Infra and Security & Defence.
•Enhance our positioning, strengthening our pan-regional Latin America offering, extending into adjacent-to-core European markets and selectively developing our franchise in the Middle East.
•Partnering closely with Santander’s global businesses to maximize shareholder value.

•Further globalize our platforms:
•Continue evolving our operating model, increasing globalization, standardization and specialization of our business, improving client experience and risk management, while protecting our cost to income competitive advantage.
•Advance in the execution of our automation and digitalization initiatives, through the adoption of AI in our businesses and support functions, to enhance competitiveness and adapt to evolving client needs.
•Active capital management, with a focus on profitability:
•Focus on advisory and capital-light businesses, selectively deploying resources to the most efficient transactions.
•Further develop our originate-to-share model to enhance profitability and optimize risk.

Customer experience	Operational leverage	Global platform

Further develop our role as strategic partner to our clients through our enhanced offering	Leverage our global centres of expertise and tech investments, embedding AI to unlock productivity and growth	Strengthen collaboration with other Santander businesses to evolve our global operating model and maintain our competitiveness

Annual report 2025    543

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Wealth
Our priorities for 2026 are to:
→Improve our customer experience by providing enhanced value-added products and services, focusing on the launch and development of our Insurance & Asset Management Solutions business.
→Boost operational leverage by globalizing product and service factories and centres that improve local distribution networks.
→Develop common global platforms to transform our operations and distribution model leveraging Group technology, data and AI.

Wealth Management & Insurance
Globalizing and transforming our private banking, asset management and insurance businesses

We aim to transform our Wealth businesses, leveraging the Group's technology and AI as major enablers, while promoting globalization and simplification to enhance value and the service we provide to our clients.
To deliver on this ambition, our priorities for 2026 are organized around the following growth levers:
•Customer experience. Provide enhanced value-added products and services to our clients, while expanding our geographical footprint into relevant markets and simplifying our product offering.
Continue to develop strategic initiatives and businesses with significant growth potential through the launch and development of our Insurance & Asset Management Solutions, the business line that will bring together our insurance and asset management activities from 2026 onwards:
•Further evolve our Life & Investment platform by integrating the end-to-end value chain of liquid and illiquid asset management and pursuing growth through enhanced origination and distribution, strategically supported by our proprietary asset management vehicles.
•Continue to grow our Protection Platform, which integrates Property & Casualty, which are fee-generating businesses, seeking to maximize the value of existing joint ventures.
•Operational leverage. Continue to increase the global reach of our service and product factories. At the same time, further reinforce collaboration with other global businesses by leveraging synergies across our activities to drive value creation and enhance operational leverage.
•Global platforms. Progress in the development, transformation and digitalization of our operations and distribution model leveraging technology, data and AI, enabling us to offer personalized value proposition and services to our customers, while improving distribution models.
Leverage AI to increase hyper-personalization and next generation advisory in Private Banking, develop analytical capabilities to provide each insurance customer with the most suitable protection offer, and continue end-to-end process transformation in asset management.

Customer experience	Operational leverage	Global platform

Provide our customers with enhanced value-added products and personalized services	Globalize our operations and product factories while simplifying our processes and value proposition	Develop common digital platforms to transform our operations and distribution capabilities

Annual report 2025    544

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Payments
Our priorities for 2026 are to:
→Accelerate our growth in total payment volumes through the development of new products and international expansion to generate new revenue for the Group.
→Continue the migration of the Group’s payments to global platforms to capture operational efficiencies derived from the Group’s scale.

Payment Solutions
Single infrastructures for payment solutions

Given that our payments platform strategy is now largely established, we are positioning Payments, now named Payment Solutions, as the Group’s payments platform business.
As a result, from 2026 onwards, our cards business will be integrated into Retail, while the Group’s card processing platform (Plard), will remain within the Payment Solutions business, together with A2A payment processing.
Payment Solutions thus comprises of Getnet, Getnet Platforms, consisting of A2A and card payment processing platforms, and Ebury.
Our aim is to strengthen our position as a leading global payment platform, with sustainable growth in all regions and the open market, while accelerating technological innovation. To achieve this, we will focus on the following levers:
•Getnet
•Drive profitable growth and strategic partnerships through the distribution of products via Santander and other partners (i.e., software companies, payment facilitators).
•Strengthen our product and technology capabilities through the creation of hybrid teams that enable us to accelerate the development and global expansion of our products and value-added services.
•Optimize our operational processes, unifying and making our technological solutions more efficient.
•Make progress in simplification, shifting to more agile processes by introducing AI initiatives.

•Getnet Platforms
•Continue the migration of Group A2A payments to our new single platform.
•Leverage scale and connectivity to continue reducing cost-per-transaction, while expanding the range of services through the single platform.
•Develop and deploy our instant cross-border payments solution.
•Complete the implementation of our global card platform in Brazil, Mexico, Chile, Spain, Portugal and the UK, integrating it into local banks and enabling portfolio migration and the decommissioning of legacy systems.
•Ebury
•Strengthen the customer franchise through product development, enhanced commercial capabilities and geographical expansion.
•Introduce tailored products to capture verticals such as mass payments.

Customer experience	Operational leverage	Global platform

Deliver best-in-class payment solutions, leveraging our global and local scale	Reduce cost per transaction through capex optimization and operational efficiency	Migrate volumes to common global platforms to gain scale and offer competitive pricing in the open market

Annual report 2025    545

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Risk management and compliance
Annual report 2025    546

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Annual report 2025    547

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

1. Risk management and control model
Our risk management and control model is based on common principles, a solid risk culture, a clear governance structure and advanced management processes to manage different risk types.
Sound corporate governance is essential to the functioning of banks and, in particular, to risk management. At Grupo Santander, our governance structure enables the board of directors and senior management to make informed strategic decisions, oversee risks, and verify that we manage them in line with the risk appetite and limits we set.
1.1 Risk principles and culture
Risk management and control follow the principles set out below and abide by our risk culture (Risk Pro). These principles are mandatory, meet regulatory requirements, and conform to market best practice:
1.All employees are responsible for risk management. They must understand the risks arising from their activities and take ownership for managing them.
2.Senior management involvement. Through conduct, actions and communications, senior management promotes consistent risk management, fosters our risk culture, and oversees that the risk profile remains within the appetite set.
3.Independence: Risk management and control functions operate independently according to our three-lines-of-defence model (described in section 1.3 ‘Risk and compliance governance’), with clearly defined roles and responsibilities.
4.Holistic, forward-looking approach: We take a comprehensive approach to risk management and control that extends to all businesses and risk types that could have a material impact. This approach is forward-looking and considers trends across several time horizons and scenarios.
5.Corporate oversight of subsidiaries: Banco Santander sets minimum risk management and control standards through reference documents. Subsidiaries are responsible for translating these standards into their own internal policies and procedures.
Risk culture - Risk Pro
One of the pillars of the Group’s culture — The Santander Way — is our solid risk culture, Risk Pro (or I AM RISK in the US), a key lever in the Group’s purpose of helping people and businesses prosper.
Risk Pro first and foremost reflects each employee’s individual responsibility for the risks they take in their day-to-day activity, as well as their contribution to the proper and responsible identification, assessment and management of those risks.
Our risk culture is embedded in every stage of the employee life cycle: talent selection, training, day-to-day work, remuneration and recognition.
In 2025 we strengthened communication and awareness plans as key tools to embed our risk culture across all units. Over the year we focused in particular on reinforcing the attitudes that all employees need to adopt for effective risk management: being aware of the risks around us, staying alert, taking ownership and speaking up so we can act as quickly as possible.
We also improved both the process and the content of mandatory training and further strengthened model governance. These initiatives not only help reinforce our risk culture, they also strengthen employees’ ability to act responsibly and ethically in their daily work, managing appropriately the risks they face.

For more details about Group's risk culture, see section 4.1 'Corporate culture' in the 'Sustainability statement' chapter.
1.2 Key risk types
At Grupo Santander, we have processes in place to identify, measure, manage, control and report the risks to which we are exposed, both in day-to-day activity and under special circumstances.
In addition, for each key risk type, the risk and compliance functions have appropriate internal standards that set out all processes and tools, roles and responsibilities, and the requirements for proper governance, which helps establish an appropriate control environment.
Annual report 2025    548

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Our corporate risk framework defines these risk types (additional information on each type is available in the corresponding sections):

Credit risk	Operational risk

Market risk	Financial crime risk

Liquidity risk	Model risk

Structural risk	Reputational risk

Strategic risk

These risks may be potentially affected by a range of factors that we need to identify and assess in a manner consistent with regulatory requirements and prevailing industry practices. These include:
•geopolitical developments (international conflicts, economic and monetary policy decisions, new regulations or trade tensions);
•digital and transformation initiatives linked to changes in technology or business models, and
•sustainability factors, which includes natural and climate-related drivers (such as extreme events and the depletion or scarcity of natural resources, and impacts arising from the transition to a more sustainable economy), social factors (related to human rights and people’s wellbeing and interests), and good governance practices, both within Grupo Santander and across the stakeholders with whom we interact.
1.3 Risk and compliance governance
Santander’s risk and compliance governance structure emanates from the board of directors and is organized to maintain autonomy between management and control functions, in line with the three-lines-of-defence model.
Adoption of the corporate frameworks across the Group’s units provides a common governance model that each subsidiary replicates.

Lines of defence
Our risk governance provides for clear segregation and allocation of duties across the three lines of defence to support effective risk management and control. This management and control model is key to maintaining the resilience of Grupo Santander:

1st
Business functions, as well as all other functions that generate risk, constitute the first line of defence. They must establish an appropriate environment to manage all risks associated with the business and support compliance with internal policies and regulation. Risk management must operate within the approved risk appetite and associated limits. The first line executes mitigation plans for risks where weaknesses are identified in its control environment.

2nd
The second line of defence, comprising the risk and compliance functions, independently oversees and challenges the risk management activities that the first line carries out. Its role is to help verify that we manage risks in line with the established risk appetite and to promote a strong risk culture across the organization.

3rd
The internal audit function is independent and provides the board of directors and senior management with assurance on the quality and effectiveness of internal control processes and systems, risk management (current or emerging) and governance, while assessing compliance with applicable regulation, thereby helping safeguard and protect the organisation’s value, solvency and reputation.

The risk, compliance and internal audit functions have an appropriate degree of separation and independence. Each has direct access to the board of directors and its committees: the risk and compliance functions report to the risk supervision, regulation and compliance committee, and the internal audit function reports to the audit committee.
Risk and compliance committees' structure
At Grupo Santander, our risk and compliance governance applies to both day-to-day activity and special situations. It is underpinned by a defined committee structure that spans from the board of directors and its committees to first-tier committees and specialist forums.
The goals are clear: to enable effective risk decision-making, oversee risk control, and support the management of risks in line with the Group and subsidiary board-approved risk appetite. To achieve this, we keep the risk-taking and control lines separate.
Annual report 2025    549

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

The board of directors has final oversight of risk and compliance management and control to promote a sound risk culture and to review and approve risk appetite and policy, with support from its risk supervision, regulation and compliance committee (RSRCC) and its executive committee.

For more details, see section 4.8 ‘Risk supervision, regulation and compliance committee activities in 2025’ in the 'Corporate governance' chapter.

Board level:	Board of directors

	Risk management	Risk control

	Executive committee	Risk supervision, regulation and compliance committee

Executive level:	Executive risk committee (ERC)	Risk control committee (RCC)	Compliance committee

Chair:	CEO	CRO	CCO

Frequency:	Weekly	Monthly	Quarterly

Fora:	•Model approval forum •Risk proposal forum	•Market, structural, liquidity and capital risk control forum •Credit risk control forum •Provisions forum	•Corporate product governance forum •Financial crime compliance forum
Our governance structure also includes key roles and executive committees that strengthen oversight and support the effective performance of the control function.
The Group Chief Risk Officer (CRO) leads the implementation and execution of the risk strategy, promotes an appropriate risk culture, and oversees all risks, as well as challenging and advising the business lines on their risk management.
The Group Chief Compliance Officer (CCO) leads the implementation and execution of the compliance strategy and is responsible for the control and oversight of risks within scope, reporting on them to the CRO.
Both have direct access and report to the risk supervision, regulation and compliance committee and to the board of directors.
The executive risk committee, the risk control committee and the compliance committee form part of the executive-level committees, with powers delegated by the board’s executive committee.
Executive risk committee (ERC)
This committee manages all risks and may approve, amend or escalate transactions that may pose significant risk, as well as decide on the most significant models. It makes top-level risk decisions in line with the Group’s risk appetite.
The ERC comprises the chief executive officer and other members of senior management, with the risk, compliance and finance functions represented. The Group CRO has veto power over the committee’s decisions.
Risk control committee (RCC)
The RCC oversees risks and provides a Group-wide view. It verifies that business lines are managed within the board-approved risk appetite, identifies and assesses the impact of current and emerging risks on the Group’s profile, and oversees transformation and change management.
The head of the risk function chairs the committee, which comprises senior managers from compliance, finance and financial accounting and control, among others. In addition, subsidiary CROs participate regularly to report on their risk profile.
Annual report 2025    550

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Compliance committee
This committee oversees compliance risk management and reviews remedial actions when new compliance risks arise or when control weaknesses are identified.
It comprises senior managers from compliance, risk and general intervention, among others. The chair has a casting vote.
The executive-level committees delegate part of their responsibilities to forums and/or standing meetings to manage and control each risk type. These forums, shown in the previous chart, are responsible for:
•informing the CRO and CCO, as well as the risk control committee and compliance committee, on whether risks are being managed in line with the approved risk appetite;
•conducting regular follow-up for each key risk type; and
•overseeing the measures adopted to meet supervisors’ and auditors’ expectations.
In addition, Grupo Santander may introduce additional governance measures for special situations to reinforce the monitoring of all risks, with particular focus on trends in key macroeconomic indicators and liquidity, the identification of vulnerable sectors/customers, and the strengthening of cybersecurity, among other aspects. Activating these special-situations forums helps the Group address the effects of the geopolitical and macroeconomic environment with resilience.
Group relationship with subsidiaries
Grupo Santander subsidiaries’ risk and compliance management and control model is consistent with the frameworks approved by the Group board of directors. Subsidiaries adhere to the frameworks through their own respective boards. We keep the frameworks continuously up to date through an annual review and recurring adjustments to reflect legislative changes and international best practices.
As part of our aggregated risk oversight, we challenge and review subsidiaries’ internal regulations and activities. This enables us to maintain a common risk management and control model across the Group.
The risk and compliance functions support the businesses and oversee risks at both global and local levels. In addition, over the year we continued to strengthen the Group–subsidiary relationship model, leveraging our global scale to identify synergies under a common operating model and shared platforms. The model promotes process simplification and the reinforcement of control mechanisms to support the growth of our businesses.
Our Group–subsidiary governance model (GSGM) sets out the principles that govern the relationship between Group key roles and the subsidiaries, which helps safeguard the independence of local second lines. The CRO and CCO take part in the appointment, objectives, performance reviews and remuneration of their local counterparts, which helps confirm that they are controlling risks appropriately.
We continue to strengthen the relationship between the Group and its subsidiaries through close cooperation among our subsidiaries to develop common initiatives more efficiently, such as:
•Transformation of organizational structures, sharing benchmarks across countries and contributing to the function’s strategic vision to promote the rollout of more advanced risk-management infrastructures and practices.
•Exchange of best practices to strengthen processes and drive innovation.
•Promotion of internal talent and geographic/functional mobility. fostering team diversity to reflect the diversity of the environments in which we operate.
•Continuously investing in the development of our risk professionals, fostering innovation and decision quality, and promoting a global mindset is key to strengthening organisational resilience.
The GSGM model also applies to the Group’s global businesses. This gives us a global-local organization in which countries ultimately remain responsible for delivering the budget, the business and customer strategy, and financial management, while the global businesses lead shared initiatives through common operating models and shared technologies, improving local performance.

For more details on our relationship with our subsidiaries, see section 7. ‘Group structure and internal governance’ in the 'Corporate Governance' chapter.
1.4 Risk management processes and tools
In the following section, we describe Grupo Santander's main processes and tools to carry out effective risk management.
Risk appetite and structure of limits
Risk appetite is the aggregate level and types of risk we deem prudent for our business strategy, even in unforeseen circumstances.
It is expressed through qualitative statements and quantitative limits and metrics representative of the bank’s desired risk profile, covering all material risks to which we are exposed.

To promote a comprehensive and forward-looking coverage of these risks, we apply common corporate methodologies for risk identification and assessment across geographies and activities, including emerging risk analysis and risk and control self-assessments (RCSA). These processes support the timely identification of structural and evolving risks, including those arising from geopolitical developments and broader macro-financial conditions, and inform the calibration and ongoing review of the Group’s risk appetite.

For more details on these exercises see sections ‘Management and control model’ 5.2 Operational risk management' and '8.3 Emerging risks'.
Annual report 2025    551

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Santander structures its risk appetite across five axes, which together provide a holistic view of the risks incurred in the development of our business model:

Key risks
Risk Appetite axes	Credit	Market	Liquidity	Structural	Operational	Financial Crime	Model	Reputational	Strategic

P&L volatility	Control of P&L volatility associated with business plan under baseline and stressed conditions

Solvency	Control of capital ratios under baseline and stressed scenarios (aligned with the Internal capital adequacy assessment process - ICAAP)

Liquidity	Control of liquidity ratios under base and stress scenarios (aligned with the Internal liquidity adequacy assessment process - ILAAP)

Concentration	Control of concentration levels in customers, sectors and portfolios

Non financial risks & control environment	Solid controls on non financial risks aimed to minimize financial, operative, technological losses, as well as legal and regulatory breaches, and conduct events or reputational damage

The main elements underpinning Santander’s risk appetite and defining our business model are:
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
•an independent risk function and a senior management actively engaged in supporting a robust control environment and risk culture; and
•a conduct model that protects our customers and our 'Simple, Personal and Fair' culture.
Risk appetite is governed throughout the Group by the following principles:
•Risk appetite is part of the board's duties. The board prepares the risk appetite statement (RAS) for the whole Group every year. Through a cascading-down process, each subsidiary's board also sets its own risk appetite.
•Comprehensiveness and forward-looking approach. Our appetite includes all material risks to which we are exposed and defines our target risk profile for the current and medium term, with a forward-looking view that considers stress scenarios.
•Common standards embedded in the day-to-day risk management. The Group shares the same risk appetite model, which sets common requirements for processes, metrics, governance bodies, controls and standards. This facilitates effective and traceable embedding of risk appetite into more granular management policies and limits across our subsidiaries.

RAF

RAS (Board risk appetite statement and limits)
Group's RAS

	RAS Unit 1	RAS Unit 2	RAS Unit n

RAF management limits
Global limits & policies	Risk limits & policies Unit 1	Risk limits & policies Unit 2	Risk limits & policies Unit n

RAF Risk appetite framework.

Annual report 2025    552

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

•Continuous monitoring and adaptation. Risk appetite is regularly monitored, reviewed and updated to reflect changes in market conditions, regulatory requirements and supervisory expectations. Compliance with risk appetite limits is monitored on a regular basis through dedicated reporting to senior management and the board and its committees. Breaches or potential breaches are subject to predefined escalation, remediation and follow-up processes, with oversight proportionate to their materiality through senior management and the Group’s governing bodies.
•Alignment with strategy and business plans. Before approving the three-year strategic plans, annual budget, and capital and liquidity plans, the Group verifies their consistency with the limits set in the Risk Appetite Statement. We promote the alignment of strategic and business plans with our risk appetite by:
•considering the risk appetite, long-term strategic view and the risk culture when drafting strategic and business plans.
•challenging business and strategic plans against the risk appetite. Misalignments trigger a review of either the three-year strategic plan (to make sure we stay within RAS limits) or risk appetite limits, with independent governance.
•continuous monitoring of risk appetite compliance through the three lines of defence model.

A Risk references
Risk appetite
Risk Culture
Long term strategy
Coherence
3y plan
1y budget
RAS check and risk challenge
Coherence
Risk Monitoring & control
C Continuous control
Recovery Plan
ICAAP / ILAAP
Coherence
B Challenge & resilience analysis

Through this framework, Santander establishes clear boundaries for risk-taking, promotes consistency between strategy and risk tolerance, and reinforces the board’s oversight of the Group’s risk profile. This approach underpins the resilience of our capital and liquidity position and supports the sustainable execution of our business model across the economic cycle.
Risk profile assessment (RPA)
At Grupo Santander we identify, assess and determine the risk profile for all risks arising from our activities. Our risk framework, which we review every year, defines the key risk types based on the main risk identification and assessment exercises.
Risk identification covers all processes to detect internal and external risks and vulnerabilities we face. These processes raise awareness among the responsible functions and form the starting point for managing and controlling those risks.
Risk assessment comprises the processes to determine, both quantitatively and qualitatively, the relevance of the risks identified. It considers both inherent risk, before mitigants and controls, and the level of residual risk.
We systematically assess the Group’s risk profile and that of its subsidiaries using a single RPA methodology. This methodology rests on fundamental principles: shared accountability of all functions, efficiency, common methodologies, full coverage, materiality and a focus on corrective and mitigating actions.
Risk profile calculation uses a scoring system with four materiality categories (low, medium-low, medium-high and high). This system helps monitor the risk appetite approved by the board of directors. It also provides a global view of risks at a given point in time, identifies weaknesses in management and possible deviations from the business plan, and supports corrective action. This approach reflects prudent risk management, underpinned by strong capital ratios and sound liquidity levels.
We aim to maintain a stable medium-low risk profile in an environment marked by market volatility, the gradual decline in inflation and geopolitical tensions. Thanks to prudent and forward-looking management, we closed the year with strong profitability indicators, sound asset quality and a solid liquidity risk profile.
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
We conduct a systematic review of our risk exposure under base, adverse and favourable scenarios that predict an impact on solvency and liquidity. These exercises are fundamental to our processes:
•Regulatory exercises based on EU and domestic supervisors' guidelines.
Annual report 2025    553

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

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
•Recurrent risk management also uses scenario analyses for:
•provisions estimates, which involve adjusting the value of credit operations due to existing or prospective risk factors that have not been considered in the initial approval and rating process, both for individual customers and for the portfolio as a whole; and
•regular credit, market and operational risk stress tests that simulate changes in expected losses to estimate required capital and absorb unexpected losses, as well as establishing appropriate mitigation measures.

For more details on scenario analysis, see sections 3.2 ‘Market risk management’ and 3.6 'Liquidity risk management' and section 'Expected loss estimation' in Note 54 to the consolidated financial statement.

•Climate change scenario analysis, for which we have embedded the scenarios defined by the Intergovernmental Panel on Climate Change, which our Research department integrates and expands by adjusting them to more specific variables by country and sector to offer a more complete and tailored view of our portfolios.
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
Amid an environment characterized by a high degree of macroeconomic and geopolitical uncertainty, driven by international tensions and the US government’s trade policy, as well as a disinflation trend that is starting to translate into a gradual normalization of monetary policy by central banks, the Group has strengthened its use of scenario analysis as a key tool to identify, assess and manage risks. This environment is also shaped by resilient labour markets, early signs of slowdown in certain economies, developments in sectors that are relevant to the Group’s business — such as real estate and automotive — and the materialization of climate events with potential financial impact.
Against this backdrop, the Group has strengthened its ability to anticipate and respond by identifying action points early and improving reporting and monitoring processes, in line with the prudence and consistency principles required by the applicable regulatory frameworks. The analysis has incorporated a granular view by geography and sector, with a particular focus on the customer segments most vulnerable to shifts in the macroeconomic environment and the occurrence of specific events, to support decision-making and preserve the Group’s solvency.
During 2025, the Group intensified processes to identify, escalate and monitor risks linked to a volatile environment, while maintaining ongoing communication on the impacts arising from ongoing armed conflicts, trade tensions, supply chain disruptions, potential corrections in financial market valuations, exchange rate movements and the financial effects associated with adverse climate events. The Group also continued to embed in its management framework those emerging risks that could, directly or indirectly, affect its risk profile, consistent with regulatory requirements and supervisory best practices.
Risk reporting structure
To provide the governing bodies and senior management with a comprehensive and up-to-date view of the risk profile that supports sound decision-making, we produce regular consolidated reports on current and emerging risks. This is a dynamic, comprehensive report tailored to business needs, which prioritises and presents the most relevant risks in a timely manner.
Our reporting covers the main risk types defined in the corporate framework, together with any other key elements required for their proper assessment. It also provides a consolidated view of the overall risk set, while maintaining the quality and consistency of information in line with the corporate data framework.
The report’s structure reflects an appropriate balance between data, analysis and qualitative commentary, and incorporates forward-looking metrics, risk appetite information, limits and emerging risks, among other aspects.
We continue to enhance the report by simplifying and automating processes, and by introducing controls that provide greater flexibility and adaptability to new needs.
In 2025, we continued to report and monitor all the impacts stemming from ongoing armed conflicts; escalated the various risks associated with a volatile macroeconomic and geopolitical environment; and considered emerging risks that could have a direct or indirect impact on the Group.
Annual report 2025    554

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

1.5 Internal control system
Our internal control system (ICS) comprises the risk and control processes that Grupo Santander’s board of directors, senior management and all employees carry out within a scheme of individual responsibilities. Its aim is to provide reasonable assurance regarding operational effectiveness, the reliability of financial and non-financial reporting, compliance with internal policies, acting responsibly, and covering every process across the organization (business, risk and support areas).
Our ICS is consistent with the most demanding international standards and follows the guidelines set out by the Committee of Sponsoring Organisations of the Treadway Commission. It is based on these principles:
•Tone at the top: The board of directors oversees the integrity of the ICS, while senior management is responsible for its proper implementation. Both act as a channel to raise awareness of the ICS’s importance across the organisation.
•Risk control self-assessment (RCSA): A process to assess Grupo Santander’s ICS risks and controls that enables dynamic and proactive measurement of the likelihood and exposure of each operational risk linked to achieving the organization’s objectives, including operational risks arising from the management of financial risks (credit, market, structural, etc.), once the operating effectiveness of the related controls has been assessed for mitigation or to reduce exposure.
•Oversight: Ongoing reviews of ICS effectiveness to manage any significant deterioration and monitor mitigation plans to support proper resolution. Oversight of ICS implementation helps maintain its effectiveness and supports continuous improvement.
•Governance and reporting: This supports the definition of accurate and timely information and communication processes for decision-making and sets out appropriate governance to regularly assess the status and development of the ICS.
To maintain an appropriate control environment, the first line of defence:
•identifies and documents risks and controls based on knowledge and understanding of its businesses and processes, assessing the risks inherent to its activities to achieve established objectives and the controls needed to mitigate them;
•maintains a dynamic ICS to reflect, at all times, the Group’s reality, the risks affecting it, and the controls that mitigate them; and
•assesses risk exposure and the effectiveness of internal controls, defining and monitoring response strategies for undesired exposures and control deficiencies.
The Heracles internal control IT system supports all the above to drive a comprehensive view.

The second line of defence, through the internal control assurance function, is responsible for:
•setting criteria and methodologies and overseeing their implementation across the Group. This helps safeguard the suitability and integrity of internal controls that the functions establish to provide reasonable assurance over the achievement of defined objectives;
•overseeing and challenging ICS effectiveness, monitoring key deficiencies and undesired risk exposures, and executing mitigation plans properly; and
•reporting regularly an integrated view of the internal control environment to senior management and the governing bodies to enhance the organization’s risk management.
The main RCSA conclusions and deficiencies are set out in a report presented to the CRO, the Chief Accounting Officer (CAO) and the governing bodies. The results formalize the identified deficiencies as well as their status and the plans designed for proper resolution. This report supports the Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the CAO in certifying ICS effectiveness in line with the requirements of the Sarbanes-Oxley Act.
Annual report 2025    555

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

2. Credit risk
2.1 Introduction
Credit risk is the risk of loss arising from the default on obligations or the deterioration in the credit quality of a customer or counterparty to which Grupo Santander has granted financing or with which it has entered into a contractual obligation. It is our most material risk, both in terms of exposure and capital consumption, and includes counterparty risk, country risk and sovereign risk.
2.2 Credit risk management
Grupo Santander’s processes for identifying, analysing, deciding on and controlling credit risk rely on a comprehensive view of the credit risk cycle, which covers the transaction, the customer and the portfolio.
Identifying credit risk allows active management and effective control of portfolios. We identify and classify external and internal risks in each business in order to take corrective and risk-mitigating measures when needed, through the following processes:

1
Planning
Strategic commercial plans are a risk management and control tool the business and risk areas prepare for different credit portfolios. It helps us determine business targets, risk policies, infrastructure, to have a holistic view of the portfolios, and draw up actions plans aligned with our risk appetite statement.

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

5
Mitigation techniques
Our risk approval criteria rest on assessing borrowers’ ability to meet their financial obligations. To do so, we analyse the funds or net cash flows generated by their business or their regular income, regardless of any guarantees or collateral we may require. We treat these as a secondary recovery route if the primary one fails, and their purpose is to calibrate our level of exposure and mitigate loss in the event of default.

6
Collections and recoveries
Global strategy for activities related to the debt recovery management process, under risk policies and independent oversight. This approach combines customer segmentation and digital tools to optimise collections, with a customer-centric focus throughout the credit cycle and geared towards maximising recoveries.

For more details on the credit cycle, see section 'Credit risk management' in Note 54 to the consolidated financial statement.
Annual report 2025    556

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

2.3 Key metrics1
In 2025, developments in the credit market were shaped by successive interest rate cuts in mature markets and some emerging economies and the start of a new cycle of credit growth. Against this backdrop, demand gradually recovered, with positive growth in the main geographies where we operate.
In retail banking, mortgage lending balances began to recover, supported by more favourable financial conditions and lower early repayments. Consumer lending maintained a positive performance during the year, as it is less sensitive to interest rate trends and benefitted from a resilient labour market. In the eurozone, the ECB’s neutral-to-expansionary monetary policy stance has already fed through to mortgage and consumer portfolios. In the United Kingdom, rate cuts, stable house prices and support measures from the Bank of England drove greater credit activity.
In corporate lending, credit volumes grew in the first part of the year, in line with the expansion phase of the investment cycle. However, developments in US trade policy and geopolitical tensions, together with some weaker activity and external demand indicators, led to some slowdown in the second half of the year, especially in Latin America, where, after a strong first half, signs of moderation started to appear. In the United States, weaker labour market data and greater caution on the economic outlook prompted the Federal Reserve to cut interest rates. This helped sustain credit activity, although in a more prudent lending environment focused on lower-risk segments.
Our credit risk remained well diversified, with an appropriate balance between mature and emerging markets: Spain (26%), the United Kingdom (21%), the United States (12%) and Brazil (9%).
The distribution of credit risk by global businesses (including gross customer loans, guarantees and documentary credits) is shown below:

Main credit risk performance metrics from our activity with customers Dec. 25 data
	Credit risk with customersA (EUR million)			Impaired loans (EUR million)			NPL ratio (%)
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Retail & Commercial Banking	640,483	643,530	652,382	18,998	20,441	20,961	2.97	3.18	3.21
Digital Consumer Bank	213,525	216,616	207,107	11,351	10,993	9,831	5.32	5.07	4.75
Corporate & Investment Banking	267,492	241,061	221,593	1,842	2,002	3,007	0.69	0.83	1.36
Wealth Management & Insurance	27,395	25,303	23,612	235	237	330	0.86	0.93	1.40
Payments	26,695	24,804	23,710	1,695	1,290	1,191	6.35	5.20	5.02
Total Grupo	1,181,945	1,157,274	1,133,898	34,393	35,265	35,620	2.91	3.05	3.14

	NPL Coverage Ratio (%)			Net loan-loss provisionsB (EUR millions)			Cost of riskC (%)
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Retail & Commercial Banking	61	59	61	5,416	5,846	6,540	0.88	0.92	1.02
Digital Consumer Bank	71	74	77	4,457	4,562	4,106	2.10	2.16	2.04
Corporate & Investment Banking	48	39	41	291	171	165	0.15	0.09	0.10
Wealth Management & Insurance	71	71	29	22	44	(17)	0.09	0.19	-0.08
Payments	127	138	140	2,027	1,714	1,666	7.91	7.36	7.22
Total Grupo	66	65	66	12,411	12,333	12,458	1.15	1.15	1.18
2024 and 2023 data include the annual adjustment of the perimeter of the Global Customer Relationship Model between global businesses. Dos not affect Total Group.
Total Group includes Corporate Centre.
A.Includes gross loans and advances to customers, guarantees and documentary credits
B.Loan-loss provisions net of post write-off recoveries (EUR 1,795 million in 2025).
C.Cost of risk calculated as the ratio of loan-loss provisions over the past 12 months / average customer loans and advances to customers over the last 12 months.

For more details on secondary segments, see section 2. 'Main aggregates and variations' in Note 54 to the consolidated financial statement.
Given that until the Poland disposal was completed in January 2026, the management of Santander Polska remained unchanged, all management metrics included in this report have been calculated including Poland, i.e. maintaining the same perimeter that existed at the time of the announcement of the Poland disposal. This reporting approach is consistent with the information used internally in management reporting, as well as with other public Group disclosures.

1 Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.
Annual report 2025    557

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Credit quality during 2025 was as follows:
The NPL ratio stood at 2.91% (-14 bps vs. year-end 2024), mainly due to the Group's efforts to reduce its non-performing portfolio, which fell 2.5% to EUR 34,393 million. Declines in Europe led the improvement, supported by the strong performance of the portfolios and the execution of the NPL reduction plan. Gross customer exposure (total risk) grew 2.1% in the year to EUR 1,182 billion, driven mainly by the positive performance of the CIB business.
Under IFRS 9 requirements, Group net loan-loss provisions (LLPs) in December 2025 totalled EUR 12,411 million, a slight increase from the previous year (0.6%). Nevertheless, the higher LLPs in Corporate & Investment Banking (CIB) and Payments (mainly in Brazil, where measures have already been taken to contain this trend, and in Argentina, driven by the deterioration in the economy) were offset by: (i) the better performance in Retail & Commercial, supported by lower provisions in Spain, lower impairments in Brazil’s consumer portfolio, and in Poland's Swiss-franc mortgage portfolio; (ii) Digital Consumer Bank, where, despite a less favourable performance in Germany, the US and Brazil delivered better performance during the year.
The cost of risk stood at 1.15%, flat regarding 2024 and in line with our target for the year, supported by the positive performance of net loan-loss provisions and total risk.
The total NPL coverage ratio decreased slightly to 66%, with impairment allowances of EUR 22,869 million. Coverage remained at comfortable levels, considering that more than 65% of the Group’s portfolio is secured by collateral.
Our credit risk management performance within the five global businesses at December 2025was as follows:

For more details on segments, see section '5.1 Description of segments during 2025' in the 'Economic and financial review' chapter.

Retail & Commercial Banking
The retail portfolio mainly comprises high credit quality mortgage loans, around 90% of which have a loan-to-value (relationship between the loan amount and the appraised value of the collateral) below 80%, and a corporate portfolio where roughly 50% has real estate or other tangible collateral.

Portfolio distribution by geography and by performing loans and credit impaired
Dec. 25 data
At December 2025, gross customer credit exposure in Retail was distributed among mortgages (51%), corporates and institutions (24%), SMEs (14%) and other individuals (11%).
The NPL ratio fell by 21 bps during the year to 2.97%, supported by the reduction in impaired loans, driven by declines in Europe. Gross customer credit exposure (total risk) remained practically stable during the year.
The cost of risk improved by 5 bps versus 2024, to 0.88%, reflecting the good performance of LLPs, which decreased by 7% year-on-year, mainly drive by: (i) Spain, where the mortgage portfolio performed well, supported by lower interest rates and a resilient labour market; (ii) Poland, lower provisions for the Swiss franc mortgage portfolio; and (iii) Brazil, supported by currency depreciation and reflecting prudent risk management and a shift in the portfolio mix.
The total NPL coverage ratio rose slightly to 61%. Given that Retail includes the mortgage portfolios in Spain and the United Kingdom, which are backed by high-quality collateral, we consider coverage levels appropriate for the portfolio’s risk profile.
Annual report 2025    558

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Digital Consumer Bank
This business comprises all consumer finance activity in Europe and the Americas, including Openbank, Open Digital Services and Santander Bank N.A Consumer. The portfolio mainly consists of vehicle finance loans, which account for close to 80% of the portfolio and are originated through strategic partnerships with car manufacturers, as well as leasing and personal loans.
With the arrival of Openbank, the US retail business continues to undergo a major transformation to become a digital bank with branches.

Portfolio distribution by geography and by performing loans and credit impaired
Dec. 25 data
The NPL ratio at year-end 2025 stood at 5.32%, 24 bps higher than in the same period in 2024, due to: (i) higher impaired loans, mainly in Germany (due to the macroeconomic environment and the credit quality deterioration of the corporates portfolio), Brazil and Argentina; (ii) decrease in gross customer exposure (total risk), linked to lower auto lending and to asset rotation initiatives in the US.
Net loan-loss provisions declined 2.3% year-on-year, mainly driven by better performance in the US and Brazil, with both benefiting from FX movements.
The cost of risk fell by 7 bps versus December 2024, to 2.10%, mainly due to a decline in provisions in the US (-13%), driven by resilient consumer behaviour, used car prices stable at high levels, capital relief measures.
The total NPL coverage ratio at year-end 2025 stood at 71%, which we consider comfortable, given the positive impact of vehicle price trends and the higher share of secured loans in the portfolio, mainly in the US.

Corporate & Investment Banking
Corporate & Investment Banking is a wholesale business in which over 83% of our customers have a credit rating higher than 'investment grade'. It’s a business with a strong component of advisory services and high value added solutions.

Portfolio distribution by geography and by performing loans and credit impaired
Dec. 25 data
During the year, CIB showed a strong ability to deliver profitable growth and maintain solid credit quality in a complex environment, while keeping its strategic focus on geographic and client diversification and on offering higher value-added products. By business line, growth was recorded across all lines (Global Markets, Global Banking and Global Transaction Banking).
The NPL ratio improved by 14 bps in the year, to 0.69%, after a reduction in impaired loans of EUR c. -160 million YoY across a range of clients and geographies, mainly in Europe and South America. In addition, gross customer credit exposure (total risk) increased by 11% over the year, mainly in the US and Spain, and to a lesser extent Mexico.
Net loan-loss provisions rose 70% compared with the same period of the previous year, mainly reflecting the performance of the business in Brazil in a more challenging macroeconomic environment, higher coverage for already impaired customers, and portfolio growth in the US.
The cost of risk increased by 5 bps versus December 2024 to 0.15% as the portfolio growth did not offset the increase in provisions.
The total NPL coverage ratio reached 48%, up 9 pp versus December 2024, driven by higher provisions in a more challenging economic and geopolitical environment.

Annual report 2025    559

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

In 2025, CIB continued to strengthen the control environment amid portfolio growth and heightened regulatory and supervisory scrutiny, leveraging new technologies. Key initiatives included reinforcing the risk infrastructure —including organisation and governance, with a particular focus on the United States—upgrading credit risk systems and models, defining more robust frameworks in specific areas, and strengthening preventive risk management capabilities.

Wealth Management & Insurance
Includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management), the insurance business (Santander Insurance) and the unit that manages the investment platforms and stakes that complement Wealth's traditional business (the new vertical, Portfolio Investments).

Portfolio distribution by geography and by performing loans and credit impaired
Dec. 25 data
The NPL ratio closed at 0.86%, down 8 bps in the year, supported by an increase in gross customer exposure during the period (+8.3%), with a particular focus on the Middle East portfolio and the roll-out of secured lending in all core geographies, while impaired loans remained stable.
Net loan-loss provisions in 2025 totalled EUR 22 million, compared with EUR 44 million at year-end 2024.
The cost of risk rose by 10 bps in the year to 0.09%, driven by provisions and by the portfolio growth, with a focus on collateral-backed loans.
The total NPL coverage ratio remained stable over the year and stood at 71%, which remains at a comfortable level given the high share of the collateral-backed loan portfolio.

Payments
Payments brings together the Group’s digital payment services. It offers global technology solutions for our banks and our customers in the open market. The portfolio groups our exposure to payment and transfer processor operations (PagoNxt) and the Cards businesses, which are typified by rapid turnover and profitability that is appropriate to their level of risk.

Portfolio distribution by geography and by performing loans and credit impaired
Dec. 25 data
At year-end 2025 the NPL ratio stood at 6.35%, +115 bps versus 2024, due to higher impaired loans, mainly in Brazil and Argentina. Meanwhile, gross customer exposure (total risk) grew by 8% compared to the same period of 2024, supported by strong commercial momentum across all countries, with a clear strategic focus on growth, service quality and technological transformation, to provide payments and cards customers with an improved experience.
Net loan-loss provisions reached EUR 2,027 million, concentrated mainly in Cards. In 2025, provisions increased 18% versus the same period of the prior year, mainly in South America.
The cost of risk rose by 55 bps over the year, to 7.91%, as higher provisions were not fully offset by portfolio growth. The early action measures aim to improve the quality and profitability of new production, supporting a risk profile that remains balanced against the portfolio's economic return.
The total NPL coverage ratio of impaired assets declined to 127%.
Annual report 2025    560

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Reconciliation of key figures
Santander’s 2025 consolidated financial statements disclose loans and advances to customers before and after loan-loss reserves. Credit risk with customers also includes off-balance sheet risk or contingent liabilities. This table shows the relationship between those concepts:

		Gross credit risk with customersA
		1,181,945

Gross credit risk with customers	=	Gross loans and advances to customers & others					+	Contingent liabilities
1,181,945		1,098,453						83,492

Loans and advances to customers (Gross)	=	Financial assets measured at amortized cost (Gross)B	+	Financial assets held for tradingB	+	Financial assets at fair value (Gross)B
1,098,453		1,045,473		32,766		20,214

Loan-loss reserves	=	Loan-loss reserves		+		Loan-loss reserves
22,138		(22,021)				(117)

Net loans and advances to customers	=	Net financial assets measured at amortized cost	+	Financial assets held for trading	+	Net financial assets at fair value
1,076,315		1,023,452		32,766		20,097

		Net loans and advances to customers
		1,076,315

Section 2. Credit risk

Balance sheet item from consolidated financial statement
A. Includes gross loans and advances to customers, guarantees and documentary credits.
B. Before loan-loss allowances.
Financial asset impairment
IFRS 9 introduced a substantial change in the approach to calculating impairment provisions for credit risk exposures, moving from an incurred loss model to an expected loss model. Under this new approach, provisions are recognised from the moment a transaction is originated, since credit risk exists from that moment and not only when defaults occur.
This change required a review of the models and methodologies used to estimate expected loss for customers and portfolios, incorporating the expected evolution of the economy and the residual life of different transactions.
The methodology to quantify expected credit losses – and therefore impairment provisions – is based on an unbiased, probability-weighted estimate of up to five future macroeconomic scenarios that could affect the ability to collect contractual cash flows. These scenarios take into account the time value of money, relevant information about past events, current conditions and projections of significant macroeconomic factors, such as GDP, house prices, unemployment rate and interest rates, among others.
The parameters used by the Group to calculate impairment provisions (mainly EAD2, PD3, LGD4 and discount rate) build on our internal model infrastructure and the experience gained in regulatory and management environments. However, rather than simply adapting existing models, these parameters are specifically designed, updated and validated to comply with IFRS 9 requirements.

For more details on financial asset impairment and the calculation of provisions under IFRS 9, see section '2. Main aggregates and variations' in Note 54 to the consolidated financial statement.
IFRS 9 classifies transactions based on how credit risk has evolved since origination to the analysis date, so we can determine both their accounting treatment and pricing. Transactions with different probabilities of default must carry different interest rates or margins that cover their expected loss.
2 Exposure at Default.
3 Probability of Default.
4 Loss Given Default.
Annual report 2025    561

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

If a transaction has undergone a significant increase in credit risk since origination, the interest rate initially applied no longer covers its potential risk, so it requires a higher level of provisions. Under the standard, transactions fall into three groups or stages:
•Stage 1 includes assets whose current credit risk has not increased relative to origination or initial recognition. Provisions are calculated to cover expected credit losses from possible defaults over the next 12 months.
•Stage 2 includes assets that have not yet incurred credit losses but have shown a significant increase in credit risk since origination or initial recognition. Impairment provisions must cover potential loss over the lifetime of the exposure, during which losses may materialise.
•Stage 3 includes assets where there is evidence of credit deterioration that will eventually materialise as credit losses. Provisions must cover potential loss over the lifetime of the exposure.
IFRS 9: Classification of exposures by credit quality and expected credit loss horizons

.+. Credit quality		Stage 1	Stage 2	Stage 3		.-. Credit quality
	|				}

		Performing credit assets with no significant credit risk increase since initial recognition	Credit assets that have experienced a significant credit risk increase since initial recognition	Impaired credit assets
		Ä	Ä	Ä

		Expected losses 12 months	Expected losses over residual life (Lifetime)
In addition, impairment provisions include expected credit losses over the expected remaining lifetime of those financial instruments originated or purchased credit-impaired (POCI).
The following table shows credit risk exposure by stage and geography:

Exposure by stage and geographyA, B
EUR million. Dec. 25 data
	Stage 1	Stage 2	Stage 3	Total
Spain	243,864	15,415	5,915	265,194
UK	206,386	19,789	2,645	228,820
Portugal	40,887	2,860	928	44,675
Poland	39,841	4,755	1,549	46,145
US	97,538	13,658	7,150	118,346
Mexico	47,467	4,106	1,420	52,993
Brazil	83,205	13,599	7,192	103,996
Chile	37,439	4,058	2,528	44,025
Argentina	6,710	1,425	677	8,812
DCB Europe	131,711	8,673	3,642	144,026
Total Group	974,540	90,090	34,393	1,099,023
A. Does not include EUR 82,922 million in temporary purchases of stage 1 assets, nor risk not subject to impairment.
B. Total Group includes the Corporate Centre.
Stage 3 financial assets (showing impairment) performed as follows:

2023 - 2025 Impaired credit assets
EUR million. Dec. 25 data
	2025	2024	2023
Start of period	35,265	35,620	34,673
Net entries	13,591	13,787	14,658
Perimeter	—	17	(59)
FX and others	(1,053)	(947)	195
Write-off	(13,410)	(13,212)	(13,847)
End of period	34,393	35,265	35,620
The following table shows the calculation of IFRS 9 loan loss reserves for assets subject to credit risk:

2023 - 2025 loan-loss reserves
EUR million. Dec. 25 data
	2025	2024	2023
Start of period	22,835	23,490	23,418
Stage 1 and 2	8,534	9,026	9,272
Stage 3	14,301	14,464	14,146
Gross provision for impaired assets and write-downs	14,065	13,511	13,524
Provision for other assets	141	428	526
FX and other	(762)	(1,382)	(132)
Write-off	(13,410)	(13,212)	(13,847)
End of period	22,869	22,835	23,490
Stage 1 and 2	8,471	8,534	9,026
Stage 3	14,398	14,301	14,464
A. Includes off-balance.
Annual report 2025    562

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Forbearance
Our forbearance policy incorporates the regulatory requirements set out in the EBA Guidelines on the management of non-performing exposures and forbearance. The policy serves as a reference for implementation in our subsidiaries and reflects applicable supervisory expectations.
It sets the criteria to identify, classify and monitor these transactions, with the aim of applying maximum diligence in their granting and control. Forbearance solutions must aim to recover the amounts due, aligning payment obligations with the customer’s current situation.
Forborne transactions must remain in the appropriate classification for a suitable period in order to capture the associated risk and confirm a reasonable recovery of repayment capacity. Under no circumstances should forbearance be used to delay the immediate recognition of losses or to mask non-payment risk.
In December 2025, the stock of forborne exposures continued to decline (by 7% in the year), to EUR 25,235 million, supported by good repayment performance in our main geographies, which offset higher activity in other regions. In credit quality terms, 53% of the portfolio is classified as non-performing, with a coverage ratio of 41%.

Key forbearance figures
EUR million. Dec. 25 data
	2025	2024	2023
Performing	11,901	12,459	16,919
Credit impaired	13,334	14,685	15,044
Total forborne	25,235	27,144	31,963
% Total coverageA	26%	26%	25%
A. Total forbearance portfolio loan-loss allowances/total forborne portfolio.

2.4 Other credit risk details5
Credit risk from financial markets activities
This section includes the credit risk generated by treasury activity with customers, particularly credit institutions, both through money market financing products and through products that carry counterparty risk, with the aim of meeting customer needs and those of the Group in its own balance sheet management.
Counterparty credit risk is the risk that may arise from a total or partial failure to meet the financial obligations contracted with the Bank, because a customer may default before the final settlement of cash flows. This risk usually increases the longer the period between the trade date and the settlement date. It is a bilateral credit risk, as it may affect both parties to the transaction, and its magnitude is uncertain, since it depends on the behaviour of market factors, which are inherently volatile.
Within counterparty credit risk exposure, an additional risk may arise, known as wrong-way risk. This occurs when exposure to a portfolio or counterparty increases at the same time as its credit quality deteriorates. In other words, wrong-way risk exists when default risk rises and, as a result, exposure to that counterparty also increases. Santander uses specific models to measure and control this risk.
Settlement risk arises when the settlement of a transaction involves a bilateral exchange of cash flows or assets between two counterparties. For example, when one counterparty buys US dollars in exchange for euros, settlement involves one party delivering euros and receiving an equivalent amount of dollars from the other. Settlement risk is the risk that either party may fail to meet its settlement obligations. To measure this risk, we have also developed a global infrastructure and specific models.
Effective management and control of counterparty risk requires an infrastructure that can measure current and potential exposure, at different aggregation and granularity levels, in an agile and dynamic way, and that can produce reports with sufficient detail to support understanding of exposures and decision-making.
We use two methodologies to measure exposure: mark-to-market (MtM, or replacement value in derivatives) plus potential future exposure (add-on), and Monte Carlo simulation, applied in certain countries and products. We also calculate capital at risk or unexpected loss, that is, the loss that represents economic capital net of collateral and recoveries, after deducting expected loss.
After markets close, we recalculate exposures by updating transactions to their new time horizon, refreshing potential future exposure and applying mitigation techniques (netting, collateral, among others). We then monitor exposures daily against the limits approved by senior management, within the risk appetite. We control this risk through a real-time integrated system that shows, at any time, the available exposure limit with any counterparty, in any product, tenor or subsidiary.
At Grupo Santander we carry out monthly stress tests on derivatives and securities financing transaction portfolios. These exercises form an integral part of the counterparty credit risk management process, help assess the resilience of exposures under adverse scenarios and support proper identification, measurement and control of the associated risks.
Counterparty risk exposures: over-the-counter (OTC) transactions and organized markets (OM)
At December 2025, total exposure on a management basis, in terms of positive market value after applying netting and collateral agreements for counterparty risk activities, stood at EUR 16,164 million (net credit equivalent risk of EUR 45,558 million). Despite our operating environment, exposure fell 13% year on year, mainly driven by lower risk with corporate clients and higher portfolio volumes with clearing houses and financial institutions.

Counterparty risk: exposure in terms of market value and credit risk equivalent, including the mitigation effectA
EUR million. Dec. 25 data
	2025	2024	2023
Market value with netting effect and collateralB	16,164	15,855	13,428
Net CREC	45,558	52,604	48,372
A. Figures under internal risk management criteria. Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
B. Includes the mitigation of netting agreements and deducting the collateral received.
C. CRE (credit risk equivalent): net value of replacement plus the maximum potential value, less collateral received.
5 Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.
Annual report 2025    563

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

The following table shows the breakdown, by notional amounts, of the different products that generate counterparty credit risk, mainly interest rate and foreign exchange (FX) hedging instruments:

Counterparty risk by nominalA
EUR million. Dec. 25 data
	2025	2024	2023
	Nominal	Nominal	Nominal
Credit derivativesB	74,592	45,628	24,528
Equity derivatives	40,599	28,431	20,326
Fixed income derivatives	11,414	17,567	4,793
Exchange rate derivatives	1,633,875	1,391,564	1,256,997
Interest rate derivatives	8,959,269	8,718,567	6,775,004
Commodity derivatives	22,238	23,762	20,061
Total OTC derivatives	10,468,671	9,994,422	7,909,027
Derivatives organised marketsC	273,316	231,098	192,682
Repos	487,969	457,977	421,937
Securities lending	77,707	74,139	61,374
Total counterparty riskD	11,307,663	10,757,636	8,585,020
A. Figures under internal risk management criteria.
B. Credit derivatives acquired including hedging of loans.
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
D. Spot transaction not included.
Santander’s derivatives activity is mainly concentrated in maturities of less than five years, while its repo and securities lending activity is mostly in maturities of less than one year. The following table shows the 2025 notional amounts by maturity bucket.

Counterparty risk: Distribution of nominal risk by maturityA
EUR million. Dec. 25 data
	Up to 1 year	Up to 5 years	Up to 10 years	More than 10 years
Credit derivativesB	17%	55%	26%	2%
Equity derivatives	51%	38%	12%	—%
Fixed income derivatives	95%	5%	—%	—%
Exchange rate derivatives	60%	26%	9%	5%
Interest rate derivatives	46%	34%	12%	8%
Commodity derivatives	73%	25%	2%	—%
Total OTC derivatives	47%	33%	12%	7%
Derivatives organised marketsC	67%	23%	8%	2%
Repos	95%	5%	—%	—%
Securities lending	99%	1%	—%	—%
Total counterparty risk	50%	31%	11%	7%
A. Figures under internal risk management criteria.
B. Credit derivatives acquired, including coverage of loans.
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.

Despite a decline in the credit quality of some counterparties, counterparty credit risk remains concentrated in high-quality names (90% of exposure is to counterparties rated A or above).
In notional terms, 97% of transactions with counterparty credit risk correspond to CIB clients, managed under its risk model.
The category commonly referred to in the industry as non-bank financial institutions (NBFIs) covers a broad range of entities, including asset managers, hedge funds, pension funds, insurance companies, sovereign wealth funds, broker-dealers and other investment or funding vehicles that operate outside the traditional banking sector. Within Grupo Santander’s portfolio, this does not represent a material client segment. In addition, counterparty credit risk exposures to these entities account for only 4% of total notional.

Counterparty risk: Notional values by customer ratingA
Dec. 25 data
Rating	%
AAA	0.9%
AA	1.1%
A	87.7%
BBB	9.1%
BB	1.1%
B	0.1%
Other	0.01%
A. Ratings based on internally defined equivalences between internal ratings and credit agency ratings.
Transactions with clearing houses and financial institutions are carried out under netting and collateral agreements. We continue to promote coverage of the remaining activity under similar arrangements. As a general rule, the collateral agreements signed by Santander are bilateral, with a few exceptions, mainly with multilateral institutions and securitization funds, where they are unilateral in favour of the client.

Counterparty risk: Notional values by customer segment
Dec. 25 data
Collateral helps reduce counterparty risk and consists of liquid instruments with economic value that one counterparty posts or transfers to another to mitigate the credit risk arising from cross-risk derivative portfolios.
We periodically revalue transactions subject to collateral agreements (normally on a daily basis), applying the contractual parameters to quantify the amount of collateral (usually cash or securities) to be paid or received from the counterparty.

Annual report 2025    564

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

In a highly volatile environment, the processes we have in place – and their frequency – have proved effective for sound collateral management across the Group. Collateral received under the various types of agreements signed by the Group (Credit Support Annex – CSA, Overseas Securities Lending Agreement – OSLA, International Securities Market Association – ISMA, Global Master Repurchase Agreement – GMRA, etc.) is mainly cash (48%). The remaining collateral is subject to strict quality policies regarding issuer type and rating, debt seniority and the haircuts applied.
Given the risk associated with the credit exposure taken on with each counterparty, we incorporate an adjustment to the valuation of over-the-counter (OTC) derivatives when we calculate trading portfolio results.
The credit valuation adjustment (CVA) is a valuation adjustment applied to OTC derivatives to reflect the counterparty’s credit risk over the life of the transactions. It represents the discount to the derivative’s value that a buyer would require after taking into account the possibility of counterparty default. To calculate this metric we consider, among others, expected exposure, probability of default, loss given default and the discount factor curve.
We also apply a debt valuation adjustment (DVA), a similar adjustment to CVA that reflects the credit risk our counterparties assume on OTC derivatives when they trade with Santander. We calculate both CVA and DVA over the entire potential exposure period.

As at end-December 2025, CVA adjustments totalled EUR 224 million, down 17.6% versus 31 December 2024, while DVA adjustments totalled EUR 285 million, a 10.1% decrease over the same period. These declines mainly reflect credit market dynamics, with lower spread levels compared to December 2024, and, to a lesser extent, changes in the composition of certain derivatives portfolios. In addition, the reduction in CVA reflects developments in the calculation models applied to certain customers.
Counterparty risk, organized markets and clearing houses
The Group’s policies seek, where possible, to anticipate the application of regulatory measures governing OTC derivatives, repos and securities lending, whether cleared through a central counterparty or remaining bilateral. With the standardisation of OTC activity and the increased use of internal electronic execution systems, new trades are largely cleared and settled through central counterparties in line with applicable regulation.
In addition, activity not cleared through a central counterparty is actively managed with the aim of optimising volumes, taking into account the margin and capital requirements imposed by regulation.
Although counterparty risk management does not contemplate credit risk for transactions executed on organised markets, we calculate regulatory credit exposure in accordance with Basel principles applicable to capital calculation.
The following table shows the share of centrally cleared activity within total counterparty risk as of December 2025:

Counterparty risk: Notional values by settlement channel and productA
Nominal in EUR million. Dec. 25 data
	Bilateral		CCPB		Organized marketsC		Total
	Nominal	%	Nominal	%	Nominal	%
Credit derivatives	23,559	31.6%	51,033	68.4%	—	—%	74,592
Equity derivatives	29,265	72.1%	471	1.2%	10,862	26.8%	40,599
Fixed income derivatives	11,414	100.0%	—	—%	—	—%	11,414
Exchange rate derivatives	1,494,457	91.5%	106,594	6.5%	32,824	2.0%	1,633,875
Interest rate derivatives	854,799	9.5%	7,895,049	88.1%	209,421	2.3%	8,959,269
Commodity derivatives	2,028	9.1%	—	—%	20,209	90.9%	22,238
Repos	319,962	65.6%	168,007	34.4%	—	—%	487,969
Securities lending	77,346	99.5%	362	0.5%	—	—%	77,707
Total	2,812,832		8,221,515		273,316		11,307,663
A. Figures under internal risk management criteria.
B. Central counterparties (CCP).
C. Refers to transactions involving listed derivatives (proprietary portfolio). Listed derivatives have a market value of zero. No collateral is received for these types of transactions.
Annual report 2025    565

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Risk settled by CCPA and productB
Nominal in EUR million. Dec. 25 data
	2025	2024	2023
Credit derivatives	51,033	27,684	10,140
Equity derivatives	471	574	559
Fixed income derivatives	—	96	—
Exchange rate derivatives	106,594	39,420	44,152
Interest rate derivatives	7,895,049	7,740,492	5,844,580
Commodity derivatives	—	—	—
Repos	168,007	182,973	193,386
Securities lending	362	294	—
Total	8,221,515	7,991,535	6,092,817
A. Central counterparties (CCP).
B. Figures under internal risk management criteria.
Credit derivatives
We use credit derivatives to hedge transactions, to support client business in financial markets and as part of our trading activity. The volume of this activity is small in notional terms (0.7% of counterparty risk notional) and is subject to a strong control environment and robust internal procedures to minimise operational risk.
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
The use of risk mitigation techniques resulted in no groups triggering those thresholds as at the end of December. 5.3% of total credit risk (including loans to customers and off-balance-sheet risk) is with the 20 'large exposure' groups, according to regulation on credit exposure. While 8.4% of total credit risk is with the 40 'large exposure' groups.
Our Risk division works closely with the Finance division on actively managing credit portfolios with credit derivatives, securitizations and other techniques to reduce exposure concentration and optimize risk-reward.
As indicated in the key metrics section of this chapter, our credit risk is diversified among our core markets (Spain 26%, the UK 21%, the US 12%, Brazil 9%, etc.). Grupo Santander is enhancing our markets with global businesses that will help boost local performance to add value.
In terms of sector diversification, 58% of our credit risk is with individuals, who are inherently highly diverse. It is also well distributed, with no significant concentration in a particular industry.
The chart below shows credit risk by industry as at December 2025:

Diversification by economic sectorA

Agriculture, livestock, forestry and fishing
2 %
Extractive industries
3 %
Manufacturing industry
11 %
Electricity, gas and water production and distribution
4 %
Construction
4 %
Trade and repairs
17 %
Transport and storage
4 %
Hotels and restaurantes
2 %
Information and communications
3 %
Financial and insurance activities
14 %
Real estate activities
10 %
Professional, scientific and technical activities
4 %
Administrative activities
3 %
Public administration
8 %
Other social services
1 %
Other services
12 %

A. Includes total risk (gross) on balance for all clients with economic activity but excludes individuals and reverse repos.
Sectors identification and management
Grupo Santander conducts a regular review of exposure to customers operating in sectors that could be more affected by macroeconomic conditions (energy consumption, commodity prices, and key macroeconomic variables). This monitoring is complemented by the use of internal tools that allow projecting the behaviour and evolution of clients in each sector under different macroeconomic scenarios. It considers:
•Market information: Industries’ stock market performance.
•Analysts’ EBITDA6 forecasts for the coming years.
•Internal information: Changes in credit exposure, defaults (in different timelines) and stagings.
•Our industry experts’ opinion, based on specific details about our exposures and our relationships with customers.
6 Earnings before interest, taxes, depreciation and amortisation.
Annual report 2025    566

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

In addition, we continued to strengthen our ability to analyse potential losses at the highest possible level of granularity by enhancing the methodology and sector projection tools, based on the resilience of each company’s financial statements under different macroeconomic scenarios.
Country risk
Country risk is a component of credit risk that arises from transactions with customers residing in a particular country due to circumstances other than ordinary business risks. Its main elements are sovereign risk, transfer risk and other risks that may affect international financial activity (including wars, natural disasters and balance of payments crises, among others). To cover potential losses arising from these types of events, we integrate country risk into our models and provisioning estimation processes in accordance with applicable regulation.
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
Our standard for sovereign risk differs somewhat from the EBA's standard for regular stress testing. In particular, the EBA does not consider deposits with central banks, exposures with insurance companies or indirect exposures from guarantees and other financial instruments. However, its standard does generally include public administrations (including regional and local authorities), not only those of central governments.
Management and control of the risk associated with sovereign risk transactions are carried out on an ongoing basis based on available information, such as reports by rating agencies and international organizations. We monitor each country where we have cross-border7 and sovereign risk. We analyse events that could affect the country’s political or institutional stability and assign its government or central bank a credit rating. This helps us set limits for transactions with sovereign risk.
In recent years, total sovereign risk exposure has remained in line with regulatory requirements and the strategy defined for its management. Changes in exposure by country reflect our liquidity management strategy and hedging of interest rate and FX risk. International exposure is diversified across countries with different macroeconomic expectations and therefore different growth, interest rate and exchange rate scenarios.
At the end of December 2025, total sovereign risk exposure was EUR 224,947 million, a 13% increase compared to 2024.

For more details on sovereign risk exposure, see section '4. Other credit risk aspects' in Note 54 to the consolidated financial statement.
At year-end 2025, our exposure to local sovereign risk not in the issuer country’s official currency at the end of September 2025 was minor (EUR 4,908 million or 1.2% of total sovereign risk), based on our management criteria. Exposure to non-local sovereign issuers with cross-border risk was also minor8 (EUR 17,002 million or 4% of total sovereign risk). The sovereign debt we hold in Latin America, which is recorded in local ledgers, is predominantly in local currency and short-term.
Additionally, our investment strategy for sovereign risk considers each country’s credit quality to set the maximum exposure limits.
The table below shows exposure ratios by rating9 at December 2025:

Exposure distribution by rating
	2025	2024	2023
AAA	18%	21%	18%
AA	17%	18%	19%
A	43%	41%	41%
BBB	14%	11%	12%
Lower than BBB	9%	9%	10%
7 Risks with domestic public or private borrowers in foreign currency and originated outside the country.
8 Countries that are not considered low risk by Banco de España.
9 Internal ratings are applied.
Annual report 2025    567

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

3. Market, structural and liquidity risk
3.1 Introduction
This section describes how Grupo Santander managed and controlled market risk in 2025. It covers trading risk, liquidity and structural risks, as well as the main methodologies and metrics we applied.
Activities exposed to market risk include transactions in which we take on risk as a result of potential changes in market factors, such as interest rates, inflation rates, exchange rates, equity prices, credit spreads, commodity prices and volatility; the liquidity risk of our products and markets; and balance sheet liquidity risk. Thus, this includes trading risks and structural risks.

For more details on market factors see section 'Activities subject to market risk and types of market risk', in Note 54 to the consolidated financial statement.
We can partially or fully mitigate all these market risks with derivatives such as options, futures, forwards and swaps.
We consider other, more complex hedging risks, such as correlation risk, market liquidity risk, prepayment risk and the risks associated with insurance activities.
We also take into account balance sheet liquidity risk (for more detail, see 3.6 'Liquidity risk management'), as pension and actuarial risk also depend on market variables (for more details, see 3.8 'Pension and actuarial risk management' at the end of this section).
Grupo Santander promotes compliance with the obligations under the Fundamental Review of the Trading Book (FRTB) of the Basel Committee and its implementation at European level through the Capital Requirements Regulation II and the EBA guidelines on risks within the market risk perimeter.
In 2025 we continued to run these projects to provide our control teams with better tools to manage market risks (including capital consumption):
•Ran several initiatives to improve the calculation of capital requirements for market risk under the Fundamental Review of the Trading Book – Standard Approach (FRTB-SA). Specifically, we:
◦completed the calculation scope for entities and risk factors subject to capital requirements for market risk;
◦made the changes needed to adapt the calculation to CRR 3;
◦strengthened the control environment for metrics, static data and technical processes, with a comprehensive review of the data architecture to shorten calculation times and enable simulations;
◦reinforced the analysis and reporting layer for capital figures under FRTB-SA;
◦drafted the new regulatory reporting required by the EBA; and
◦strengthened the current governance framework for FRTB-SA processes by redefining the roles of certain forums, adapting internal regulations and setting new escalation criteria.
•Strengthened all processes related to the classification of financial instruments within the fair value hierarchy.
•Updated the stress testing programme for trading portfolios in line with regulatory expectations.
•Implemented new methodologies in all units for the calculation of valuation adjustments, using corporate tools and applying consistent criteria.
•Strengthened reporting to senior management on market risk matters, expanding the content and depth of analysis.
•Update of the risk appetite framework for market activities to meet supervisory expectations.
•Enhanced the governance framework for the approval and use of market risk models.
3.2 Market risk management
Market risk monitoring and control recognizes that risk may arise both from internal factors within the unit and from external elements. Thus, we address all potential sources of risk with a coordinated and consistent approach across all our subsidiaries.
We provide Group senior management with regular, comprehensive and accurate information that enables us to assess each subsidiary’s risk profile and maintain an overall view of market risk for analysis and control.
Limits management and control system
The market risk function runs daily checks so that market positions remain within approved limits. It also assesses the performance of, and significant changes in, related metrics.
Limit setting follows a dynamic process that aligns with the risk appetite and that we set out each year in the limits plan approved by senior management, which applies to all subsidiaries.
Annual report 2025    568

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

We follow a prudent approach to market risk management, with limits defined for different metrics, including:
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
These general limits include additional sub-limits to create a sufficiently granular structure so we can control the market risk factors that our trading activity is exposed to. To strengthen this control, we monitor subsidiaries’ positions on a daily basis.
We define three levels of limits: global approval and control limits, global approval limits with local control, and local approval and control limits. Each business owner requests them based on business specifics and budget targets, in line with the risk-return relationship. Risk governance bodies approve them in accordance with the established processes.
Subsidiaries must adhere to approved limits. If a limit breach occurs, subsidiary business managers must provide a written explanation with an action plan to correct it.
Market risk-related capital requirements
We use internal and standard models to determine market risk-related capital requirements. We also use internal models to calculate regulatory capital for the trading books of our subsidiaries in Chile, Mexico and Spain, which helps diversify its positions).
In 2025, despite the delay of the FRTB application date, we continued to enhance market risk capital calculation, with a particular focus on adapting the current infrastructure to the new requirements of the regulatory framework. We also worked on adapting internal regulations and the reporting of market risk capital figures to meet supervisory expectations.
We rolled out all these improvements in our core markets through corporate tools, which significantly reduces manual processing and reliance on expert judgement.
We calculate the Group’s consolidated regulatory capital under the market risk internal model as the total regulatory capital of the subsidiaries that have the ECB’s approval. This approach is conservative as it does not capture capital savings from geographic diversification.
As a result of that ECB approval, we calculate regulatory capital for the trading activity perimeter using advanced methods and these key metrics: value at risk (VaR), stressed VaR, incremental risk charge (IRC) and risk not in model (RNIM), in line with CRR requirements.
Methodologies and key aspects
Value at Risk (VaR)
Our standard methodology for managing and controlling trading risk through VaR estimates the maximum expected loss at a 99% confidence level over a one-day horizon. We also apply statistical adjustments to incorporate recent events that affect risk levels in a timely manner. We use a two-year time window, or at least 520 days from the reference date, to calculate VaR.
We calculate two VaR figures every day and report the higher of the two. For one of them we apply an exponential decay factor that assigns less weight to older observations, while the other assigns the same weight to all observations.
At the same time, we calculate value at earnings (VaE), which measures the maximum potential gain at a specific confidence level and over a specific time horizon, using the same methodology as for VaR.
Historical simulation VaR offers many advantages as a risk metric because it expresses the portfolio’s market risk in a single figure based on movements in market factors. However, it also has some limitations:
•Since VaR is calibrated to a specific confidence level, it does not capture potential loss levels beyond that threshold.
•The liquidity horizon of some products in the portfolio is longer than the one specified in the VaR model.
•VaR provides a static analysis of portfolio risk and is exposed to significant, albeit unlikely, daily changes.
•It is highly sensitive to the time window used.
•It cannot capture plausible, high-impact events if they do not occur within that time window.
•Some valuation parameters have no direct market input (such as correlations, dividends and recovery rates).
•It adjusts slowly to new volatilities and correlations, as the most recent data carry the same weight as older data.
We address some of these limitations by using stressed VaR and expected shortfall (ES), calculating VaR with exponential decay, applying conservative valuation adjustments, and performing analyses and backtesting to assess the accuracy of the VaR model.
Stressed VaR (sVaR) and Expected Shortfall (ES)
We calculate sVaR daily for our main portfolios using the same calculation methodology as for VaR, with the following exceptions:
•We use a time window of 260 observations (compared to 520 for VaR) from a continuous stress period for the portfolio. We perform the calculation for each key portfolio by analysing the historical behaviour of a subset of market risk factors (that we select under expert judgement) and of the most significant positions in the books.
•Unlike VaR, we obtain sVaR by taking the percentile with uniform weighting, rather than the highest percentile with exponential and uniform weighting.
Annual report 2025    569

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

We also calculate ES as the expected loss beyond VaR (in our case, at a 99% confidence level) by applying uniform weights to all observations. ES has the advantage of capturing the risk of low-probability, high-loss events (tail risk) and of being a sub-additive metric. According to the Basel Committee, ES at 97.5% is equivalent to the risk captured by VaR at a 99% confidence level.
Scenario analysis
The risk measures we use in the Group rely on assumptions that support day-to-day management and decision-making in the risk areas. They assume normal market conditions, continuous prices and sufficient liquidity. However, extreme moves or sharp, unexpected market changes may not be properly anticipated.
Scenario analysis helps us identify such unexpected outcomes and provides an estimate of how much capital we would need to absorb losses if such events occurred.
We regularly calculate and analyse various stress test scenarios for all the Group’s and our subsidiaries’ trading portfolios. The main ones include:
•Historical scenarios: we analyse portfolio performance under crisis conditions or significant market events that occurred in the past, estimating maximum losses based on existing positions.
•Hypothetical scenarios: we build extreme scenarios based on shocks to risk factors that have not necessarily occurred (for example, abrupt crises, worst-case scenarios, regulatory stress exercises or forward-looking scenarios). They take an ex-ante approach, in contrast to the ex-post nature of historical scenarios.
•Reverse stress test scenarios: we identify movements in market variables that would lead to a loss that could jeopardize the Group’s continuity. They complement traditional scenarios and help detect vulnerabilities, hidden risks and interactions between factors.
•Climate change scenarios: we analyse the potential impact on trading portfolios of exposure to climate-sensitive activities, considering both physical and transition risks.
•Other stress test scenarios: we run additional tests every quarter to estimate losses or significant capital impacts under extreme market movements (for example, IRC scenarios, proxy scenarios in VaR calculation or valuation adjustment scenarios).
Calibration and backtesting
Regulation requires the VaR model to accurately reflect material risks. Since it relies on statistical techniques under normal conditions, estimated losses may differ from actual losses. We therefore regularly analyse and compare the model’s accuracy to confirm its reliability.
We carry out internal backtesting exercises, VaR benchmarking measures and analyses of the assumptions of the portfolios of subsidiaries that use the internal market risk model. In geographies with an approved internal model, we perform regulatory backtesting that identifies exceptions (daily losses or gains that exceed VaR or Value at Earnings – VaE) and their impact on the calculation of regulatory capital.
Backtesting assesses the quality and effectiveness of the model. In our analyses we compare the daily VaR or VaE obtained on D-1 with the profit and loss (P&L) recorded on D: economic P&L, actual P&L, hypothetical P&L and theoretical P&L.
We apply backtesting daily in the subsidiaries and run additional internal, non-regulatory exercises on a daily, weekly or monthly basis, depending on each portfolio’s level of granularity.
The number of exceptions is a key indicator of model performance. Regulatory backtesting covers a one-year period (250 days) and a 99% confidence level, which implies an expectation of between two and three exceptions per year. To determine regulatory capital, we calculate the regulatory K10 coefficient based on the maximum number of exceptions observed between actual and hypothetical backtesting.
Analysis of positions, sensitivities and results
At Grupo Santander we use positions to determine the market value of trades in the portfolio, grouped by their main risk factor and taking into account the delta value of futures and options. We express these positions in each subsidiary’s base currency and in the currency used to standardize the information. We monitor exposures daily to detect any issues and address them immediately.
Market risk sensitivity estimates the impact on the market value of an instrument or portfolio resulting from a change in a risk factor. We measure it through analytical approximations based on partial derivatives or through a full revaluation of the portfolio.
The daily P&L statement and loss account for the market risk area is a key indicator that helps identify the impact of changes in financial variables on the portfolios.
Derivatives activities and credit management
At Grupo Santander we pay particular attention to controlling derivatives and credit management activities due to their specific nature. We monitor them daily using specific metrics.
We monitor and review the sensitivity of underlying assets to price movements (delta and gamma), changes in volatility (Vega11) and the passage of time (theta). We also systematically analyse spread sensitivity, jump-to-default and position concentrations by rating level.
For the credit risk of trading portfolios, we calculate an additional metric — the incremental risk charge (IRC) — in line with Basel Committee recommendations and applicable regulation.
IRC covers both default risk and rating migration risk, which VaR does not capture adequately through changes in credit spreads. We mainly apply this metric to fixed income bonds (both sovereign and corporate), bond derivatives (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). We calculate IRC from direct measurements of the loss distribution tails at the appropriate percentile (99.9%) over a one-year horizon and follow a Monte Carlo methodology with one million simulations.
10 K: Parameter to calculate regulatory capital consumption for market risk.
11 Vega represents the sensitivity of the value of a portfolio to changes in the value of market volatility.
Annual report 2025    570

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Credit valuation adjustment (CVA) and debit valuation adjustment (DVA)
The Group calculates trading book results through CVA and DVA.

For more details on CVA and DVA see 'Credit risk from financial markets activities' in section 2.4 'Other credit risk details'
3.3 Key market risk metrics12
In 2025, overall trading risk levels remained relatively low and broadly in line with those of the previous year. We saw some temporary increases mainly driven by tariff negotiations with the United States, uncertainty around central banks’ monetary policies, the geopolitical risk environment (Ukraine and the Middle East) and election periods in some Latin American markets. These isolated episodes of higher risk therefore reflected temporary periods of increased volatility in financial markets rather than a significant increase in positions in our trading portfolios.
Trading risks mainly arise from customer activity in non-complex instruments, most of which focus on interest rates and foreign exchange hedging.
During 2025, the use of limits for trading activities remained generally moderate. We set limits in line with the Group’s risk appetite for this type of activity.
VaR analysis
The trading strategy focuses on customer-driven activity, minimizing any net directional risk exposure and maintaining diversification by geography and risk factor. This is reflected in the VaR of the CIB trading portfolio.
In 2025, VaR ranged between EUR 29.2 million and EUR 9.6 million, while average VaR stood at EUR 17.6 million, above the 2024 and 2023 levels (EUR 17.1 million and EUR 11.7 million, respectively). Market volatility contributed to keeping VaR above the average of the past three years throughout almost the entire period.
VaR at the end of December (EUR 18.7 million) was only EUR 0.03 million lower than at 2024 year-end, which still reflects high market volatility, ongoing geopolitical risk and concern about inflation trends, which could increase again as a result of new trade policies in the US.
By risk factor, average VaR was higher for several risk factors and especially for foreign exchange risk, given the high volatility in some currencies such as the US dollar and the Argentine peso. Temporary jumps in VaR for the different factors usually stemmed from short-lived increases in market price volatility rather than from significant changes in positions.
By geographic area, average VaR in Europe exceeded the 2024 average, mainly due to interest rate and foreign exchange risk factors, while it remained below that level in North and South America.

For more details on VaR and expected shortfall (ES) by risk factor and region see table on section '2. Trading market risk management', in Note 54 to the consolidated financial statement

VaR 2023-2025
EUR million. VaR at 99% over a one day horizon

VaR
Moving average 15d
3Y average VaR
MAX (29,2)
MIN (7.5)
30
25
20
15
10
5
0
Jan-23
Mar-23
May-23
Jul-23
Aug-23
Oct-23
Dec-23
Feb-24
Apr-24
Jun-24
Aug-24
Oct-24
Dec-24
Feb-25
Apr-25
Jun-25
Aug-25
Oct-25
Dec-25

12 Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.
Annual report 2025    571

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Backtesting
Actual losses may differ from those forecasted by VaR because of the above-mentioned limitations of this metric. At Santander we review the accuracy of the VaR calculation model to confirm its reliability (see ‘Methodologies’ in section 3.2 ‘Market risk management’). The main tests consist of backtesting exercises:
•In hypothetical P&L backtesting for the total portfolio, we observed two exceptions (daily loss higher than VaR or daily gain higher than VaE) to VaR at a 99% confidence level in 2025 — on 9 and 11 April — as a result of high market volatility, mainly driven by uncertainty about the potential impact of new trade policies in the United States. We did not observe any exceptions to VaE at a 99% confidence level in 2025.
•The outcome of the exercise in the past year aligns with the assumptions of the VaR calculation model.

Backtesting of trading portfolios: daily results vs. VaR for previous day
EUR million
Derivatives risk management
Our derivatives business mainly involves selling investment products and providing risk hedging for customers. Our risk management aims to keep net open risk as low as possible. Transactions include equity, fixed income and foreign exchange options, primarily in Spain, Brazil, the United Kingdom, the United States and Mexico.
The following chart shows the trend in Vega VaR for the structural derivatives business over the past three years. In general, higher VaR levels relate to significant, temporary increases in market volatility, for example, due to changes in monetary policy in response to changes in inflation, periods of political uncertainty in some of our markets, or uncertainty around new US trade tariffs.

Change in risk over time (VaR) of structure derivatives
EUR million. VaR Vega at a 99% over a one day horizon
Annual report 2025    572

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Average VaR mainly reflected equity risk, followed by foreign exchange and interest rate risk. Average risk in 2025 (EUR 6.5 million) exceeded the 2024 and 2023 levels amid trade and geopolitical tensions, as shown in the table below:

Financial derivatives. Risk (VaR) by risk factor
EUR million. VaR at a 99% over a one day horizon
c
	2025				2024		2023
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Total VaR Vega	3.4	6.5	12.6	7.0	3.5	4.5	2.4	2.1
Diversification effect	(0.9)	(1.3)	(2.4)	(1.8)	(2.0)	(1.7)	(1.9)	(1.2)
Interest rate VaR	0.6	0.9	1.8	0.7	1.3	0.9	2.0	1.5
Equity VaR	3.0	5.7	10.9	6.9	3.1	3.8	1.4	1.2
FX VaR	0.7	1.2	2.3	1.2	1.1	1.5	0.9	0.6
Commodity VaR	—	—	—	—	—	—	—	—
Santander’s exposure to complex structured instruments or vehicles is very limited, which reflects our risk culture and prudent risk management. The Group’s risk appetite caps total level 3 assets and liabilities (those whose fair value is measured using significant unobservable market inputs) at 5% of the Group’s total assets and liabilities measured at fair value.
At the end of December, our exposures to hedge funds stood at EUR 115 million, all of them indirect as we act as counterparty in derivatives transactions.
We analyse the risk associated with these counterparties case by case and set collateralization levels according to each fund’s characteristics and assets.
Our policy for approving new transactions in these products remains prudent and conservative, and senior management oversees it.

Scenario analysis
As for the results of the stress test scenarios, the following table shows the worst case (maximum volatility) outcome at the end of December.

Stress scenario: maximum volatility (worst case)
EUR million. Dec. 25 data
	Interest rate	Equities	Exchange rate	Credit spread	Commodities	Total
Total trading	(128.3)	25.7	(80.3)	(119.5)	—	(302.4)
Europe	(70.3)	28.2	(75.1)	(42.7)	—	(159.9)
North America	(37.2)	0.1	(2.2)	(76.8)	—	(116.1)
South America	(20.8)	(2.6)	(3.0)	—	—	(26.4)
The analysis shows that the Group would suffer an economic impact of EUR 302 million on its trading portfolios in mark-to-market terms if the worst-case stress movements were to materialize. The loss would mainly affect Europe (in foreign exchange in a euro appreciation scenario, followed by interest rates in an upward-rate scenario, and lastly in credit spreads in a widening scenario) and North America (mainly in credit spreads in a widening scenario, followed by interest rates in an downward-rate scenario).

Annual report 2025    573

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Connection with balance sheet items
The following table sets out the items in Grupo Santander’s consolidated position balance sheet that are subject to market risk, distinguishing between positions whose main risk metric is VaR and those whose risk we monitor using other metrics.

Risk metric values on the consolidated balance sheet
EUR million. Dec. 25 data

		Main market risk metrics
Assets subject to market risk	Balance sheet amount	VaR	Other	Main risk factors for 'Other' balance
Cash, cash balances at central banks and other deposits on demand	152,281		152,281	Interest rate
Financial assets held for trading	252,318	252,318
Non-trading financial assets mandatorily at fair value through profit or loss	7,761	5,815	1,946	Interest rate, spread
Financial assets designated at fair value through profit or loss	8,046	—	8,046	Interest rate, spread
Financial assets at fair value through other comprehensive income	74,612	2,281	72,331	Interest rate, spread
Financial assets measured at amortised cost	1,202,689		1,202,689	Interest rate, spread
Hedging derivatives	3,931		3,931	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	50		50	Interest rate
Other assets	165,827
Total assets	1,867,515

Liabilities subject to market risk
Financial liabilities held for trading	171,546	171,546
Financial liabilities designated at fair value through profit or loss	42,148	—	42,148	Interest rate, spread
Financial liabilities at amortised cost	1,421,184		1,421,184	Interest rate, spread
Hedging derivatives	4,248		4,248	Interest rate, exchange rate
Changes in the fair value hedged items in portfolio hedges of interest rate risk	49		49	Interest rate
Other liabilities	115,592
Total liabilities	1,754,767
Total equity	112,748

3.4 Structural balance sheet risk management
Structural risk is the risk that market or balance sheet movements will change the value or profit generation of assets or liabilities in the banking book.
It also includes risks related to insurance and pensions, as well as the risk that we may not have sufficient capital, in amount or quality, to meet internal business objectives, regulatory requirements or market expectations.
In 2025 we introduced improvements to provide control teams with better tools to manage structural balance sheet risks:
•We reviewed and expanded the scenarios we use to monitor structural interest rate risk by adding new historical scenarios and analysing how exposures change when we adjust the parameters of the most significant models.
•We strengthened controls over IRRBB reporting to make the data we submit regularly to supervisors more consistent.
•We reinforced oversight of model backtesting exercises to confirm that the parameters we applied remain appropriate.
•We enhanced the foreign exchange (FX) control framework by adding additional metrics to monitor the impact on capital of adverse exchange rate movements.
Limits management and control systems
Internal policies set by senior management define the control and oversight mechanisms for structural risk in line with regulatory requirements and our risk appetite. These mechanisms take into account the structural risk sub-types, as well as their implications, contingencies and interrelationships.
The structural risk function, part of the second line of defence, aims to promote that this risk is understood, controlled and reported to senior management in line with the established governance by:
•setting interest rate risk metrics and reviewing and challenging the structural risk appetite and the limits proposed by the first line of defence;
•overseeing structural risk management by the first line and verifying compliance with the established limits;
•reporting regularly to senior management on the risk profile and providing guidance to the business lines on any measures that need to be taken;
Annual report 2025    574

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

•assessing and challenging commercial proposals and providing senior management and business units with the information they need to understand interest rate risk in the Group’s businesses and transactions; and
•establishing and updating models and policies and confirming that structural risk management procedures remain appropriate.
As with market risk, we have a framework that sets out the annual plan for establishing structural balance sheet risk limits in line with the risk appetite. The main limits are:
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
We complement these limits with other triggers and alerts that monitor specific aspects of these risks and supplement the metrics described above. Business line risk managers must explain any excesses over limits or sub-limits and provide an action plan to correct them.
Methodologies and other key details
Structural interest rate risk
Within structural risk, interest rate risk in the banking book (IRRBB) is the main source of balance sheet risk.
We analyse the potential impact of interest rate changes to the currencies in which we operate on the economic value of equity (EVE) and net interest income (NII).As impacts will differ based on how rates move, it’s therefore necessary to monitor and manage several interest rate risk sub-types, such as repricing risk, yield curve risk, basis risk and optionality risk (automatic and behavioural).
Depending on the balance sheet interest rate position and market conditions and outlook, we may need to take financial measures to achieve the risk profile that the Group defines.
We mainly monitor IRRBB through NII and EVE sensitivity metrics to interest rate movements.
•Net interest income and its sensitivities. NII is the difference between interest income on assets and interest expense on liabilities in the banking book over a given time horizon (typically one to three years, with one year as the Group standard). This metric helps identify short-term risks and complements the sensitivity of the economic value of equity (EVE).
•Economic value of equity and its sensitivities. EVE is the difference between the net present value of assets and the net present value of interest-bearing banking book liabilities, excluding equity and other non-interest-bearing instruments. This metric helps identify long-term risks and complements NII sensitivity.
Credit spread risk
Among the metrics we use to monitor credit spread risk in the banking book (CSRBB), the main ones are NII and EVE sensitivity to changes in spread curves, as well as the impact of stress scenarios on positions identified as subject to CSRBB.
Interest rate models
Interest rate risk metrics take into account how different financial products behave under stressed scenarios, where uncertainty is common and contractual terms may not be fulfilled. We have developed methodologies that help explain how these products would perform in such conditions. These are our key interest rate risk models:
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
Structural exchange rate risk/hedging of results
We monitor these activities daily using position measures, VaR and results.
We introduced new limits to FX positions in the banking book in 2024, allowing us to complement the structural FX metrics and monitor exchange rate risk in full.
Structural equity risk
We measure equity positions, VaR and P&L.
3.5 Key structural balance sheet risk metrics13
The market risk profile inherent to the Group’s balance sheet remained at moderate levels in 2025, in line with previous years.
The Finance division of each subsidiary manages the interest rate risk arising from its commercial banking activity and is responsible for managing structural risk driven by interest rate fluctuations.
Santander measures interest rate risk by analysing changes in the economic value of equity and in net interest income caused by changes in interest rates (both parallel and non-parallel), balance sheet composition, and shifts in customer behaviour. Once we have measured these risks, we decide whether to implement structural risk mitigation strategies using interest rate instruments, such as purchases of fixed income bond portfolios and derivatives, to keep the interest rate risk profile within the risk appetite.
Exposure across all subsidiaries remained moderate in 2025 relative to the annual budget and capital levels.
13 Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.
Annual report 2025    575

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

The NII and EVE sensitivities below are based on scenarios of parallel interest rate movements between ±100 bps.
Structural interest rate risk
Europe
At the end of December, net interest income (NII) in our main balance sheets showed positive sensitivities to interest rate increases. At the same date, the economic value of equity (EVE) showed negative sensitivity to interest rate rises.
Also at the same date, under the scenarios described above, the most significant NII sensitivity risk related to the euro, at EUR 561 million; pound sterling, at EUR 169 million; the Polish zloty, at EUR 51 million; and the US dollar, at EUR 50 million; with all of them linked to interest rate cut risk.

Net interest income (NII) sensitivity
% of total

61.4%	25.4%	13.2%
* Other: Poland, Portugal and Digital Consumer Bank.
The most significant risk to the economic value of equity was concentrated in the euro yield curve, at EUR 1,087 million, in pound sterling, at EUR 614 million; the Polish zloty, at EUR 275 million; and the US dollar, at EUR 104 million, with all of them linked to interest rate increase risk.

Economic value of equity (EVE) sensitivity
% of total

45.3%	26.8%	27.9%
* Other: Poland, Portugal and Digital Consumer Bank.
North America
At the end of December, net interest income (NII) in our North American balance sheets showed positive sensitivity to interest rate increases in the United States and negative sensitivity to the same scenario in Mexico. In both cases, the economic value of equity (EVE) showed negative sensitivity to interest rate rises.
At the same date, the most significant risk to net interest income was concentrated mainly in the US (EUR 49 million).

Net interest income (NII) sensitivity
% of total

75.0%	25.0%
The most significant risk to the economic value of equity was concentrated in the US (EUR 570 million).

Economic value of equity (EVE) sensitivity
% of total

74.4%	25.6%
South America
We generally position economic value and net interest income in our main South American balance sheets for interest rate cuts.
At the end of December, the most significant risk to net interest income was mainly in Brazil (EUR 57 million).

Net interest income (NII) sensitivity
% of total

75.0%	5.3%	19.7%
* Other: Argentina, Peru, Uruguay and Colombia.
The most significant risk to the economic value of equity was mainly in Brazil (EUR 257 million) and Chile (EUR 225 million).

Economic value of equity (EVE)
% of total

46.7%	40.8%	12.5%
* Other: Argentina, Peru, Uruguay and Colombia.
Structural foreign exchange rate risk/results hedging
Our structural foreign exchange risk mainly arises from foreign currency transactions linked to permanent financial investments, their results, and associated hedges. Our dynamic management of this risk aims to limit the impact of exchange rate movements on the core capital ratio. In 2025, hedging of the currencies that affect the core capital ratio remained close to 100%.
In December 2025, the largest permanent exposures (with their potential impact on equity) were, in this order, in pound sterling, US dollars, Brazilian reais, Mexican pesos, Polish zlotys and Chilean pesos.
The Group hedges part of these permanent positions with foreign exchange derivatives. The Finance division manages foreign exchange risk and hedges the expected results and dividends of subsidiaries whose functional currency is not the euro.
Annual report 2025    576

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Structural equity risk
Grupo Santander holds equity positions both on its balance sheet (banking book) and in its trading portfolio. We classify these positions as equity instruments or investments, depending on the percentage of ownership or control.
At the end of December, the banking book equity and investment portfolio was diversified across securities from various countries, such as Spain, China, Morocco and Poland. Most of the portfolio was invested in the financial and insurance sectors. Other sectors with smaller allocations included real estate activities.
Structural equity positions are exposed to market risk. We calculate VaR for these positions using market price series or proxies. At the end of December, VaR at a 99% confidence level over a one-day horizon stood at EUR 147 million (EUR 127 million and EUR 171 million at year-end 2024 and 2023, respectively).
Structural VaR
We use a homogeneous metric such as VaR to monitor overall banking book market risk (excluding CIB trading activity, as described in section 3.3 ‘Key market risk metrics’). We distinguish between fixed income — taking into account interest rates and credit spreads in ALCO portfolios — foreign exchange, and equities.
Overall, structural VaR is not material in relation to our total asset volume or equity.

Structural VaR
EUR million. VaR at a 99% over a one day horizon.
	2025				2024		2023
	Minimum	Average	Maximum	Latest	Average	Latest	Average	Latest
Structural VaR	598.5	662.9	751.9	690.1	747.7	687.5	705.0	749.5
Diversification effect	(155.9)	(258.4)	(265.6)	(206.6)	(386.4)	(268.6)	(416.6)	(444.7)
VaR Interest RateA	158.3	177.3	205.8	177.6	412.0	235.2	348.4	380.2
VaR Exchange Rate	486.0	597.7	648.7	572.4	571.7	594.4	580.4	642.9
VaR Equities	110.1	146.3	163.0	146.7	150.4	126.5	192.8	171.1
A. Includes credit spread VaR on ALCO portfolios.

3.6 Liquidity risk management
Balance sheet liquidity risk is the risk that we may fail to meet payment obligations at maturity or only do so at excessive cost. Losses may arise from forced asset sales or margin impacts caused by mismatches between expected cash inflows and outflows.
The second line of defence is responsible for seeing that this risk is understood, controlled and reported to senior management and across the Group in line with the established governance by:
•defining liquidity risk and providing detailed assessments of current and emerging material liquidity risks;
•defining liquidity risk metrics and reviewing and challenging the risk appetite and the limits that the first line of defence proposes;
•assessing and challenging commercial/business proposals and providing senior management and business units with the information they need to understand the liquidity risk of Santander’s businesses and transactions;
•overseeing liquidity risk management by the first line and assessing whether businesses remain within liquidity risk limits;
•reporting on compliance with risk appetite limits and any exceptions to the governance bodies (risk control committee, risk supervision, regulation and compliance committee and board);
•providing a consolidated view of liquidity risk exposures and the liquidity risk profile; and
•confirming that suitable liquidity procedures are in place to manage the business within the risk appetite limits.
Throughout 2025, market conditions remained stable. Debt markets operated normally and Grupo Santander met its funding targets.

Annual report 2025    577

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Over the year we strengthened intraday liquidity risk controls to stay aligned with the ECB’s best practice paper on intraday risk management. We also enhanced the liquidity early warning indicator framework by adding an indicator that captures media and social media activity related to the Group.
In addition, our subsidiaries maintained solid balance sheets and stable funding structures, supported by a broad customer deposit base that covers structural needs, with low reliance on short-term funding and liquidity metrics well above local, corporate and regulatory requirements and within risk appetite limits.
3.7 Key liquidity risk metrics
Our strong liquidity position relies on a decentralized model in which each subsidiary manages its liquidity autonomously. We measure liquidity risk with tools and metrics that capture the key risk factors. We calculate regulatory liquidity metrics in line with the criteria set out in the Regulation CRR II and the Directive CRD IV. For internal metrics, we define liquidity scenarios using a combination of observations from actual liquidity crises at other banks, regulatory assumptions, and expert judgement.
The Group’s main monitoring metrics are:
Regulatory metrics
a. Liquidity coverage ratio (LCR) assesses the short-term resilience of our liquidity profile by making sure we have enough high-quality liquid assets to withstand a considerable market stress scenario for 30 calendar days. In 2025, the Group’s LCR remained stable and well above the regulatory threshold.
b. Net stable funding ratio (NSFR) measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding. In 2024, the NSFR of our core subsidiaries and the Group remained above the regulatory requirement of 100% and the internal risk appetite.
Internal metrics
a. Liquidity buffer: assesses whether liquid assets are enough for the bank to survive for set time horizons under several liquidity stress scenarios.
b. Wholesale counterparty concentration metric: measures the impact of our largest non-financial counterparties withdrawing deposited funds. We use it to measure the quality of our liquidity and to uncover excessive dependency on a small number of customers.
c. Structural asset encumbrance metrics: we calculate two types of metric — the asset encumbrance ratio, which measures the proportion of encumbered assets over the entity’s total assets, and the structural asset encumbrance ratio, which measures the proportion of encumbered assets associated with structural funding (mainly long-term collateralized issuances and central bank funding).
d. Other additional liquidity indicators: the Group has defined a set of additional liquidity indicators that complement the above and help measure other liquidity risk factors not covered by them.

e. Liquidity risk scenario analysis: the Group has five standard scenarios:
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
f. Early-warning liquidity indicators: the early warning system comprises quantitative and qualitative indicators that help identify, at an early stage, situations of liquidity stress or potential weaknesses in the funding and liquidity structure of Group entities. These indicators include both external measures, linked to market financial variables, and internal measures related to our own performance.
g. Intraday liquidity metrics: the Group applies the Basel regulatory definition to calculate a set of metrics and stress scenarios that support a high standard of intraday liquidity risk management and control.

For more details on liquidity metrics, see section 4.4 ‘Liquidity and funding management’ in the 'Economic and financial review' chapter.

Annual report 2025    578

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

3.8 Actuarial, pension and insurance risk management
Actuarial risk
Actuarial risk in the Group mainly arises from biometric changes in the life expectancy of beneficiaries of defined benefit commitments and from unexpected increases in non-life benefits covered by those commitments.
We distinguish the following actuarial risks:
•Life liability risk: risk of loss due to changes in the value of pension obligation liabilities as a result of fluctuations in related risk factors: mortality/longevity, morbidity, surrender and lapse, expenses and catastrophe.
•Non-life liability risk: risk of loss due to changes in the value of non-life benefit liabilities the Group has undertaken with its employees, driven by fluctuations in related risk factors such as premium insufficiency, reserving risk and catastrophe risk.
Pension risk
In managing the risk of defined benefit employee pension funds, we assume the financial, market, credit and liquidity risks arising from the fund’s assets and investments, as well as the market and actuarial risks associated with the liabilities, namely the pension obligations to our employees.
Our main goal in pension risk management and control is to identify, measure, mitigate and report all pension risk sources, while gradually reducing our exposure to this risk over the long term.
At Santander we measure pension risk using a VaR methodology and other approaches. We use this metric to set pension risk appetite limits and to calculate economic capital. Each year, we also estimate the combined losses on assets and liabilities under a stress scenario that includes changes in interest rates, exchange rates, inflation, quoted asset prices, real estate prices and credit spreads.
Most defined benefit plans are located in the United Kingdom, Brazil, Portugal, Spain and Germany.
In 2025, market developments had an overall positive effect on pension risk, mainly due to higher discount rates in our core markets. This effect was offset by rising inflation in markets with significant inflation exposure. Over the year, we continued to implement de-risking measures to reduce our exposure to actuarial and pension risks, taking advantage of the prevailing interest rate environment.

Insurance risk
Grupo Santander operates an insurance model based mainly on its own insurance companies and on agreements with insurance companies in which it holds a non-controlling interest (joint ventures).
These insurance companies take on several types of risk, including financial, non-financial and actuarial risks, in line with each entity’s risk profile.
Our main goal in insurance risk management and control is to identify, measure, mitigate and report all risk sources in the insurance business so we can help meet the commitments we make to our policyholders and shareholders.
Thus, Santander constantly monitors the solvency of these entities by calculating regulatory solvency levels and checking that they remain within the established risk appetite, among other tools. We also track the most material risks on a continuous basis and, for the most significant ones, we carry out sensitivity analyses and stress scenarios to assess their potential impact.
In 2025, the risk profile of the insurance entities remained broadly in line with previous years.
Annual report 2025    579

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

4. Capital risk
4.1 Introduction
Within structural risk, Grupo Santander includes the risk of not having sufficient capital to absorb losses arising from its operations or to meet internal business objectives, regulatory requirements or market expectations.
As part of the second line of defence, we control and oversee the capital activities that the first line carries out, verifying that capital adequacy and its coverage fit our risk profile and the Group’s strategy. We also oversee and monitor transactions that are considered significant risk transfer (SRT) transactions.
Capital activities are encompassed in the Group’s capital framework and model and bring together different processes such as capital planning and adequacy, framed within the strategic plan and the Internal capital adequacy assessment process (ICAAP), as well as subsequent budget execution and monitoring, together with ongoing measurement, reporting and disclosure of capital information.
4.2 Capital risk management
We independently oversee the capital activities that the first line performs and group them into four key processes aimed at maintaining a solid level of capital and using it efficiently to meet internal solvency objectives and regulatory requirements in line with our risk profile.
Capital planning
Drawing up of a capital plan that is consistent with the strategic plan, sets solvency objectives, and identifies the measures needed for execution. The control function analyses the plan’s feasibility by identifying, assessing and measuring the risks that could affect its achievement.
Capital adequacy
A process that evaluates — also under stress scenarios — capital levels in relation to the risks assumed, based on risk identification and assessment and the risk appetite framework.
Oversight under this process primarily aims to:
•help confirm that all relevant risks we are exposed to in the course of our activity are covered;
•verify that the results are reasonable and consistent with the business strategy, the macroeconomic and geopolitical environment, and system variables; and
•review that the methodologies and assumptions used are appropriate.
Capital risk measurement
An internal management process whose main outcome is the regular calculation of the metrics used in capital management, supervisory reports and market disclosure.
Ongoing oversight of the Group’s capital measurement is another control function that the second line of defence carries out. We review capital metrics against previously defined thresholds and oversee compliance with the solvency risk appetite to help preserve levels above internal requirements, regulatory requirements and market expectations.
Origination (risk transfer initiatives)
A process to structure, govern and execute the initiatives originated in the Group to free up own resources, as well as their subsequent monitoring.
We oversee securitizations that the supervisor could consider significant risk transfer (SRT) transactions and whose objective is to release capital in accordance with Regulation (EU) 2017/2401 and 2017/2402, articles 243 to 245, on SRT, in which we act as originator.
Oversight is a prior step and an essential requirement for the execution of these securitizations (both synthetic and traditional) and applies to every transaction that may lead to a reduction in risk-weighted assets (RWA) under regulatory criteria.
The main purpose of this process is to contribute to securitization oversight by analysing the conditions that may affect their consideration as SRT, for example:
•that the transaction meets the requirements for an effective transfer of risk;
•that the operation complies with all prudential regulation requirements;
•that the risk parameters used in the transaction follow the defined methodology; and
•that the transaction’s economic rationale fits the established standards.
In today’s macroeconomic landscape — marked by geopolitical tensions and greater global uncertainty — we have identified and assessed the potential risks that could affect the Group’s solvency levels and the achievement of internal objectives, and we continuously monitor the main metrics.

Annual report 2025    580

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

In capital planning, we regularly set uncertainty levels regarding budget execution and assess potential deviations from the projections made. Specifically, we oversee the progress of the organic capital generation plan, the securitization plan and other initiatives with impact on capital, and the supervisory reviews related to capital calculation.
In 2025, we continued to strengthen continuous monitoring of subsidiaries’ capital contribution targets so that the risk function could make visible several risks and/or opportunities related to achieving the year’s capital objectives. We also oversaw the impact of market variables on capital levels. The Group continues to apply hedging policies to mitigate exchange-rate volatility in the CET1 ratio.
In parallel, and within the risk appetite framework, together with the first line of defence, the function set solvency appetite limits, keeping calibration in line with an overall medium-low risk profile that is resilient to stress conditions.
In this context, in 2025 we introduced a new risk appetite metric that extended the scope of the SRTs metric to cover all Risk Transfer, strengthening a metric that is essential to preserve the robustness of capital ratios under both normal and stressed conditions.
We also introduced a new economic solvency metric to confirm that our capital base covers the requirements set by our economic capital model, which considers all risks to which the Group is exposed (Pillar 1 and Pillar 2).
With regard to planning exercises, during the year we continued to review the Recovery Plan, both at Group level and for subsidiaries, promoting certain improvements to measures and underlying assumptions.
Regarding oversight of SRT securitizations, we continued to enhance reporting and governance for corporate monitoring at the origination stage, with a higher degree of standardisation. In addition, we further strengthened transaction monitoring through greater involvement of subsidiaries in periodic analysis exercises and improved process automation by using a corporate tool.
4.3 Key metrics14
Santander has a strong capital position, consistent with its business model, balance sheet structure, risk profile and regulatory requirements. Our robust balance sheet and profitability enable us to finance growth and continue to accumulate capital.
Our model of subsidiaries with autonomy over capital and liquidity enables us to mitigate risk. Our capital metrics are stable, with ratios comfortably above regulatory requirements and at appropriate levels.

The distribution of risk-weighted assets (RWA) by risk type and by region at year-end reflects the Group’s core business in credit risk and its geographic diversification:

RWA by risk typeA
Dec. 25 data

RWA by global business
Dec. 25 data
A. Credit risk included counterparty credit risk, securitizations and amounts below the thresholds for deduction.

Regarding the Group’s solvency levels, the Common Equity Tier 1 (CET1) phased-in ratio at the end of December stood at 13.5%, well above the upper end of our operating range (12%–13%) and our 2025 target. This comfortably exceeds the minimum requirement set by the ECB, which stands at 9.8% in December 2025.
In addition, throughout the year, the CET1 ratio remained with a comfortable buffer above the risk appetite levels approved by the Bank’s Board.
The increase in CET1 phased-in over the year was 0.7 pp, broken down as follows:
•Attributable profit: 223 bps of capital, partly offset by 121 bps corresponding to capital distribution, including shareholder remuneration and the cost of Additional Tier 1 (AT1) obligations.
•Net organic RWAs: -25 bps, resulting from business RWA growth net of risk transfer initiatives.
•Additionally, -16 bps from regulatory charges and +9 bps from markets and other.

For more details, see section 4.5 ‘Capital management and adequacy. Solvency ratios' in the 'Economic and financial review' chapter.
14 Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.
Annual report 2025    581

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

5. Operational risk
5.1 Introduction
Operational risk is present in all products, activities, processes and systems, and is inherent to all business and support areas of the Group. That’s why all Santander employees are responsible for managing and controlling the operational risk that stems from our activities.
Santander defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risk15, regulatory and conduct compliance risks, model risk and risk categories such as fraud, technology and cyber.
5.2 Operational risk management
Management and control model
Our operational risk management and control model sets out the components we need to manage and control this risk throughout the entire management cycle, in line with advanced regulatory standards and industry best practice. Applying the model helps set and update management priorities properly and supports the definition and execution of internal controls to mitigate risk across the organization.
This section first describes the risk management cycle and the tools we use to manage and control operational risk. It then focuses on operational resilience and the main operational risks, together with their mitigation plans. Lastly, it describes aspects related to the use of insurance as a risk transfer mechanism and the management of operational risk in the wholesale banking business.
The operational risk cycle comprises the following phases:
•Strategic planning: This covers the activities needed to define the Group’s target operational risk profile, including risk appetite setting, annual loss estimation, and review of the management perimeter.
•Identification and assessment of risks and internal controls: This aims to identify the risks and factors that may give rise to operational risk in the organization and to assess their potential quantitative and qualitative impact.
•Ongoing monitoring of the operational risk profile: This involves regular analysis of the available information on the nature and scope of the risks incurred in the course of the Group’s activities, using an appropriate alert system based on tools such as indicators and escalation procedures.
•Response decisions, including mitigation and risk transfer measures: As operational risk may arise in any Group process, its management requires decisions on unacceptable risks after identification and assessment.
The analysis of operational risk exposure may conclude with acceptance of the risk level, implementation of action plans to manage it, risk transfer through insurance or other outsourcing mechanisms, or, alternatively, the discontinuation of the related activity.
Against this backdrop, contingency and business continuity plans play a key role as they enable the entity to maintain its activity and limit losses in the event of severe business interruptions, which are particularly sensitive in financial markets. Specifically, and in line with the EU’s Digital Operational Resilience Regulation (DORA), the Group needs to strengthen its digital operational resilience to support the integrity and reliability of operations, protect the security of networks and information systems, and maintain the continuous delivery of financial services, even in the event of disruptions.
•Disclosure and reporting of information needed for decision-making.
Additionally, Grupo Santander has several tools that support effective management and control of risk throughout the management cycle, such as:
15 Legal proceedings stemming from operational risk.
Annual report 2025    582

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Internal event database
This database collects and records internal operational risk events that may have a financial impact (for example, losses and provisions, regardless of their amount) or a non-financial impact (such as regulatory, customer and/or service impact). This information:
•enables us to conduct root-cause analysis;
•promotes risk awareness to enhance management;
•supports the escalation of major events to senior risk management as quickly as possible;
•allows for regulatory reporting; and
•supports the development of the economic capital model within the ICAAP.
External event database
The external event database is a complementary source of information to internal events and helps bolster operational risk management. It contains quantitative and qualitative information on external operational risk events to enable detailed analysis of key industry events, comparison with the Group’s and subsidiaries’ loss profiles, and preparation of the operational risk and control self-assessment (RCSA) exercises, the analysis of potential insurance coverage, and scenario analysis.
Scenario analysis
This tool helps identify very low probability events that could result in significant losses and supports the definition of appropriate mitigation measures, based on the assessment and expert judgement of the business lines and risk managers. Scenario analysis results feed into the economic capital models.
Risk control self-assessment (RCSA)
The RCSA exercise consists of assessing the activities underlying the Group’s various operations and quantifying their main risks and vulnerabilities. Its purpose is to assess operational risks in terms of inherent and residual risk, the design and effectiveness of controls, and the need for further enhancements to controls or new mitigation actions.
It also includes detailed reviews to identify cyber, technology, fraud and supplier management risk factors, as well as any others that may generate operational risk and/or regulatory breaches. RCSA incorporates reviews related to regulatory compliance, conduct risk and financial crime.
Key operational risks
A top-down assessment of operational risks that takes into account senior management’s concerns and considerations regarding several aspects of operational risk so the organization can assess them properly and include them in the RCSA.
Key risk indicators
Metrics that measure specific aspects of risks and provide quantitative information on our exposure and control environment. The most significant indicators linked to the main risk factors form part of the operational risk appetite.
Risk appetite
This comprises the following structure:
•A global non-financial risk appetite statement, which reflects Grupo Santander’s commitment to control and limit non-financial risk events that may lead to financial losses, fraud events, operational and technology incidents, legal and regulatory breaches, issues linked to employee conduct, or damage to reputation. This statement is linked to loss and control environment metrics.
•Specific statements on technology, cybersecurity, cloud, fraud, financial crime, product sales, regulatory compliance, model risk, data management and supplier management risks, each associated with its own forward-looking monitoring metrics.
Economic capital model
Santander’s economic capital model for operational risk applies a loss distribution approach (LDA) that captures our operational risk profile and calculates economic capital based on information from the internal event database, external events and scenario analysis. We use it to determine economic capital for operational risk and to estimate expected and stressed loss, which helps set operational risk appetite.
We also use other tools to analyse and manage operational risk, including: the assessment of new products and services, transformation initiatives, business continuity plans, review of the management perimeter and the coverage of corporate insurance policies, recommendations from internal and external auditors and supervisors, and quality assurance for the operational risk programme.
Our operational risk management, assessment and reporting system (Heracles) supports our programmes and tools under a governance, risk and compliance approach and provides information at subsidiary and Group level. It also enhances management decision-making by using common taxonomies and methodological standards, while avoiding duplication and simplifying reporting. Through Heracles we help employees maintain an updated, complete and accurate view of their operational risks.
Operational resilience and business continuity plan
The digital transformation, accelerated by the entry of new players with more digital business models, is revolutionizing how banks operate. While these structural changes create new business opportunities, they also increase exposure to certain risks, such as technology and cyberrisk, and heighten dependence on external providers, which increases potential exposure to events that may affect our operations and the services we provide to customers.
For this reason, regulation continues to emphasize the importance of operational resilience through:
•the EU Digital Operational Resilience Act (DORA) and its implementing standards, which broaden the perspective on information and communication technology risk, understood as any reasonably identifiable circumstance related to the use of networks and information systems that, should it materialize, may compromise the security of networks and systems, tools or processes, operations or the delivery of services;
Annual report 2025    583

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

•the Basel Principles for Operational Resilience guidance; and
•The 'Building the UK financial sector’s operational resilience' framework issued by the Bank of England, the Financial Conduct Authority and the Prudential Regulation Authority.
These regulations require us to strengthen our ability to prevent and recover from disruptive events and support the continued delivery of services to our customers across all our businesses, as well as preserve systemic stability.
To comply with these regulations and support the continuity of our customer services, we have an operational resilience and business continuity management system designed to support the continuity of services and activities across all our subsidiaries in the event of a disaster or major incident. It is a holistic management process that identifies potential threats and their impact on our operations and resources (people, applications, data, premises, among others) and defines appropriate protocols and procedures to enable an effective response and recovery in the shortest possible time.
Our operational resilience and business continuity application (ARK@) is essential to maintain and manage the information associated with this process.
In 2025, we continued to strengthen our business continuity management system, with particular focus on:
•identifying critical services and setting impact tolerances for the interruption of each of them in line with the Group’s risk appetite and risk profile;
•drawing up internal continuity strategies or alternative procedures to minimize the impact on business activities of potential disruptions to services that critical suppliers provide;
•carrying out mandatory risk assessments and cost–benefit analyses to select the continuity strategies needed for each identified contingency scenario;
•strengthening the annual tests that cover all strategies and plans for each scenario (mainly scenarios of application and data unavailability); and
•enhancing the methodology to manage and monitor the maturity level of subsidiaries’ business continuity programmes.
Main mitigating measures
Mitigation measures aim to reduce or eliminate exposure to the main risk drivers identified through internal tools and external sources, as well as to emerging or potentially material risks.
Below we describe the main operational risk drivers, such as fraud, cyberrisk, technology risk and supplier management risk, and their related mitigation measures.
Fraud
Business transformation and digitalisation, together with the emergence of artificial intelligence (AI), have given rise to new risks and threats, such as an increase in payment scams and fraud in credit origination. To mitigate these risks, we have strengthened control mechanisms and implemented new solutions, such as:
•the use of enhanced customer authentication;
•reinforced anti-fraud alerts in origination; and
•transaction monitoring that draws on advanced fraud prevention models.
Other examples of fraud controls we are introducing in online banking include:
•strong customer authentication and signing to approve transactions;
•behavioural biometrics and anti-malware protection; and
•secure identification and registration of customer devices.
Cyberrisk
At Santander, cyberrisk management is an integral part of our risk management and control model. Our cybersecurity management approach is aligned with international best practices and provides a framework to measure and supervise the cyberrisk profile and control environment, including threats and incidents associated with the use of external service providers.
The growing reliance on digital systems places cybersecurity at the core of managing non-financial risks in the financial industry. Our goal is to make Grupo Santander a cyber-resilient organization, capable of preventing, detecting and quickly responding to cyberattacks, while continuously improving and evolving our defences.
Ransomware, in all its forms—including data encryption and exfiltration—remains one of the most significant external threats, with growing sophistication and a broader range of techniques. These techniques are progressively shifting towards non-traditional targets, such as the supply chain, software development processes and identity-based vectors. The risk of distributed denial-of-service (DDoS) attacks also remains, particularly in contexts of heightened geopolitical tensions.
Against this backdrop, recent changes to the Group’s structure —driven in particular by developments in the business in Poland (see section 9. 'New reporting structure from 1 January 2026' in the 'Economic and financial review' chapter) and the United Kingdom (see section 2. 'Significant events in 2025' in the 'Economic and financial review' chapter) — call for increased focus on mitigating these cyber risks. These approaches rely on close collaboration across the Group’s different organisations, strengthened oversight of transformation processes to identify and mitigate potential risks, and the adoption of robust, tailored cybersecurity measures that are embedded across change processes end to end.
In this context, multiple events have been responded to in recent years, including those involving third-party service providers. For example, on May 14, 2024, Santander announced that it had become aware of unauthorized access to a Santander database, which included certain customer and employee information hosted by a third-party provider. During 2025, no cybersecurity events materially affected the Group’s operations or customer data.
Annual report 2025    584

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

From the second line of defence perspective, we have a framework to measure and monitor the cyberrisk profile and its control environment. The key aspects of our cyberrisk oversight programme in 2025 were:
•extending the scope and perimeter of the second line of defence global centre of excellence for cyberrisk, which helps strengthen risk control activities and improve efficiency, simplification and harmonization;
•reviewing oversight processes (risk indicators, risk appetite, reference risks, controls and dashboards); and
•automating and enhancing dashboards by integrating numerous information sources and providing a consolidated view of cyberrisk.

For more details on cybersecurity, see section '7. Technological innovation: artificial intelligence, cybersecurity and fintech ecosystem' in the 'Economic and financial review' chapter.
IT risk
The ambition to make Santander an open financial services platform, driven by digital transformation, requires ongoing review, assessment and enhancement of our controls to manage and mitigate technology risk.
We continue to operate in a demanding and constantly changing environment. Thus, we keep adapting our business model and technology rapidly to support global businesses in their digital transformation, providing them with global platforms that integrate innovative capabilities to meet new customer needs and comply with new regulatory requirements. This effort aims to build a global digital bank that can adapt to changing market demands.
The most salient aspects of our IT risk management programme in 2025 were:
•monitoring the automation of technology-event classification to align with DORA criteria;
•ongoing reduction of obsolescence in key technology assets to make our risk appetite more demanding;
•focusing on the evolution of indicators to improve monitoring of continuity testing and the quality and integrity of inventories;
•designing a methodology to test new IT controls under the process standardization initiative led by the first line of defence, together with its application to established processes.
•we continued to enhance automation to correlate data, identify inconsistencies and outstanding actions, and analyse and report on technology risks, which helps collect and consolidate information, prioritize risk management activities and support more effective independent oversight; and
•making headway with the implementation of automated solutions to analyse controls related to events and changes, strengthening the supervision and control of technology risk.

Supplier risk management
Our digitalization strategy seeks to offer customers the best solutions and products in the market. This may involve an increase in services provided by third parties, greater use of cloud services, and a more intensive use of new technologies.
In 2025, we strengthened our supplier and outsourcing risk management model and the internal control framework in response to an increasingly demanding regulatory environment — particularly the entry into force of DORA and the update of the EBA Guidelines — and to rising risks linked to the cyber environment, sustainability and the complexity of global supply chains. During the year, we continued to stabilize and progressively adopt the technology platform implemented in 2024, which is a key component for integrated management of third-party risks across the Group.
We continued to strengthen our methodologies and contractual frameworks to enhance the oversight of supplier risk in our subsidiaries. We also apply a risk-based approach that pays particular attention to those suppliers that may pose a higher level of risk to our operations and customer services in the Group’s subsidiaries. Against this backdrop, we intensified oversight of these suppliers so that they:
•maintain an appropriate control environment, in line with Group policies, and mitigate the risk level of the service provided;
•have business continuity plans that support service delivery in the event of disruptive events;
•maintain appropriate controls to protect sensitive information processed during service delivery;
•insert clauses in contracts and agreements with third parties to protect the interests of our customers and the Group, while meeting current legal obligations;
•are subject to ongoing supervision and monitoring, with a particular focus on service level agreement follow-up and regular testing and review of business continuity plans and related provider tests; and
•put exit strategies in place, including service reversal or migration plans, for services that have a material impact on business continuity and are complex to replace.
At Grupo Santander, we continue to embed sustainability factors risk factors in our strategy and culture to build a more sustainable bank. We have reinforced our certification process, in order to verify whether our suppliers follow the Group’s sustainability standards and criteria, given their potential impact on the environment and broader society.
Other key mitigating actions
We are continuously improving mitigation measures related to customer practices, products and business. Santander has specific frameworks and policies on the sale and marketing of products and services, management and analysis of customer complaints, financial crime prevention and compliance with new regulations.

For more details on compliance risk mitigation, see section 6.2 'Compliance risk management'.
Annual report 2025    585

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Insurance in operational risk management
At Santander, we consider insurance as an important element in operational risk management. The corporate insurance function is responsible for optimizing protection of the income statement through risk-transfer mechanisms.
The Group’s global insurance programmes cover physical damage to tangible assets, civil liability, fraud, costs arising from cybersecurity incidents, and third-party claims against Group executives. We supplement these global programmes with a wide range of local policies tailored to each subsidiary’s specific circumstances and contracted in line with the insurable risk management model rolled out by the corporate insurance function in each market.
This function, together with the Non-Financial Risks (NFR) area, continuously monitors and oversees the correct application of policies and procedures for managing insurable risk in the entities. Collaboration between both functions is based on:
•NFR’s participation, as a permanent member, in the quarterly own-insurance forum;
•NFR’s participation in the quarterly claims forum, which monitors and boosts loss recovery through insurance;
•procedures that define the interaction model between NFR and Corporate Insurance, as well as with other functions involved in different types of insurance (real estate, cybersecurity, legal and others), to support appropriate management throughout the identification, assessment, transfer and retention of risk; and
•coordinated, twice-yearly mapping of risks and insurance in the Group to monitor the effectiveness of existing coverage and identify and correct any gaps.
We continue to adapt our use of insurance to align our management approach with changes in the risk environment. As a result, we broadened our analysis and implemented coverage related to climate change, cyberrisk, the digital environment and other elements, so that NFR and Corporate Insurance policies and governance respond to these and other emerging transversal risks.

At the end of 2025, Santander received Zurich Insurance’s Risk Management Award.
This award recognises companies in Spain that lead the implementation of innovative risk management strategies, strengthening their security and resilience.
In this fourth edition, Banco Santander won the award due to the strong integration of the risk function across the organisation, its advanced risk treatment and transfer mechanisms, and the milestones achieved and projects underway.

Analysis and oversight of controls in Corporate & Investment Banking (CIB)
CIB must continuously enhance the management and control of operational risks linked to its activities due to the nature, specificity and complexity of financial markets. In 2025, it made progress primarily in these areas:
•Optimizing processes and driving automation and operational excellence in the services we provide to our customers, based on a quality culture that promotes the highest management standards in all geographies where CIB operates.
•Strengthening the control framework over market activities, improving control design and execution quality. Unauthorized trading risk remains one of CIB’s main management focus areas, for which strict controls are in place.
•Reinforcing third-party risk governance and oversight, tightening control of critical and high-risk services and broadening the scope to include highly dependent suppliers and single points of failure, whose disruption would have a material operational impact. We strengthened risk reviews, checks on critical processes and mitigation measures, while also checking full compliance with DORA requirements.
On cybersecurity controls, we enhanced protection measures against information leaks and cyber attacks in connections with third parties (including SaaS16 providers), strengthened user access controls to systems (privileged user access), reinforced technology contingency testing, and implemented new controls to meet new DORA requirements. In addition, we stepped up supervisory and challenge exercises to confirm proper control execution.
16 SaaS - Software as a Service
Annual report 2025    586

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

5.3 Key metrics17
The distribution of net losses (including incurred losses and net provision charges) by Basel18 operational risk categories over the past three years is as follows:

Net losses by operational risk categoryA
(% o/total). Dec. 25 data

A. Does not include employees litigations in Brazil.
Santander considers employee litigation in Santander Brasil as a personnel expense. Our governance bodies (risk control committee, risk supervision, regulation and compliance committee and board of directors) continuously monitor expense levels using specific risk appetite metrics and adopt special measures to reduce them. These expenses are reported under the categories defined by the Basel framework for operational risk.
In 2025, the most significant losses by category and geography relate to litigation in Santander Brasil, the UK, Poland and Spain. During the year, operational risk losses in the UK remain affected by provisions recognised for the Motor Finance (motor finance commissions) case.
For more information on operational risk losses, see Grupo Santander's Prudential Relevance Report (Pillar 3).

The net losses by country were:

Net losses by countryA
(% o/total). Dec. 25 data
A. Does not include employees litigations in Brazil.

17 Certain figures contained in this section have been subject to rounding to enhance their presentation. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this report may not conform exactly to the total given for that column or row.
18 The Basel categories incorporate risks which are detailed in section 6 'Compliance risk'.
Annual report 2025    587

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

6. Compliance risk
6.1 Introduction
The compliance function is an independent control function within the second line of defence. It reports directly and regularly to the board of directors and its committees through the Group CCO. It facilitates critical, independent debate, oversight and control in terms of corporate compliance, conduct and reputational risk, and financial crime. This includes reporting on compliance-related risks and the effectiveness of the compliance programme in managing them. The function works closely with the wider risk team to support and promote a common risk and compliance culture.
Our compliance operating model and framework are well established and delivered consistently across the Group. They consider applicable legal and regulatory requirements and expectations of the Group, and promote well-defined ethical principles and good conduct requirements for the benefit of employees, customers, shareholders and the communities we serve.
During 2025, we continued consolidating and strengthening its programme to deliver resilient and effective compliance management in the face of increasing geopolitical uncertainty and ongoing regulatory change. Key priorities include reinforcing oversight of compliance and financial crime risks across the Group, enhancing the use of data analytics and technology to support risk identification and reporting and driving greater consistency and coordination across global compliance teams.
These actions aim to keep the function forward-looking, risk-based and aligned with both internal expectations and external supervisory standards.
6.2 Compliance risk management
We have a robust and consistent framework to meet legal and regulatory requirements at Group and subsidiary level. The underlying core programmes are risk-based and reflect the size and complexity of the Group. The key risks covered in this section include:
•Employees compliance: risk of non-compliance with legal and regulatory requirements as outlined in Grupo Santander’s General Code of Conduct (GCC), due to the behaviours and conduct of our employees. Every employee is expected to operate on the basis of the highest ethical considerations and to be free of any conflict of interest at all times.
•Conduct risk: risk arising from inadequate practices in the Group's relationship with customers, including how they are treated and the suitability of products and services. Inadequate treatment includes the risk of not taking due account of customer vulnerability, so that we act in their best interests and offer viable solutions where possible.
•Reputational risk: risk of current or potential negative economic impact due to damage to the perception of the bank among employees, customers, shareholders, investors and the wider community.
•Financial crime risk: risk arising from the potential misuse of the Group’s resources, products or services for criminal or illicit purposes, including money laundering, terrorism financing, breaches or circumvention of international sanctions programmes, financing of the proliferation of weapons of mass destruction and other crimes, such as corruption, bribery, etc.
Corporate compliance
This function oversees and controls regulatory risk relating to employees, personal data processing, securities markets (markets conduct) and regulatory disclosures to the Spanish securities market authority, Comisión Nacional del Mercado de Valores, (CNMV), and other regulatory bodies where Santander is a publicly traded company.
The core elements of corporate compliance are:
A. Employees
We promote a culture of ethical behaviour and compliance among our employees, with standards for preventing corporate financial crime risk, conflicts of interest and anti-competitive practices according to the GCC. To support this, we operate Canal Abierto, Grupo Santander’s whistleblowing channel, through which employees and other stakeholders can anonymously and confidentially report financial and accounting irregularities, as well as breaches of internal or external regulations and corporate behaviours.
Annual report 2025    588

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Employees’ compliance

Canal Abierto	Training and awareness

→Provide a channel for employees to report unethical conduct and breaches of internal or external regulations.
→Promote a culture of speaking up and truly listening.
→Investigate conduct that is misaligned with our ethics and compliance principles, and take the necessary measures when appropriate.

→Develop employee training programmes and awareness campaigns on corporate defense, antitrust and employee compliance.
→Provide ongoing communications about ethics and expected employee conduct to the entire Group to build relationships based on trust.

Policies and procedures	Queries about ethics
→Promote compliance with the Group’s GCC and enact specific policies and procedures to enforce it. →Report to governing bodies regularly.	→Manage queries from employees and governing bodies members about ethics and internal regulation.

For more details on Canal Abierto, see section '4.3 Ethical channels' in the 'Sustainability statement' chapter.
B. Privacy
At Santander, we have a specialist office that enforces our corporate policy on personal data protection and sets out guidelines for all our subsidiaries. We have a comprehensive framework designed to effectively manage the oversight of personal data privacy within the Group.
C. Market regulation
The Markets Conduct team within corporate compliance oversees the application of the Code of Conduct in Securities Markets (CCSM), particularly personal account dealing activity by Grupo Santander employees and directors. It is also responsible for the control environment applicable to transactions in treasury shares and Santander's share buy-back programmes, and for monitoring the use of and contribution to benchmarks.
In addition to applying the CCSM, the risk of market abuse is primarily managed with support from CIB Compliance, as outlined below:
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
•The CIB Compliance function also oversees ongoing adherence to global regulatory frameworks and effective implementation of new requirements across jurisdictions. In 2025, focus areas include regulatory reporting, inducements, and algorithmic trading under MiFID II and EMIR19, alongside continued oversight of Dodd-Frank and the Volcker Rule. The function maintains proactive monitoring of upcoming reforms to support consistent, well-governed compliance across the Group’s operations.
D. Relevant Information
The Corporate Compliance’s Relevant Information team is responsible for: (i) leading the assessments to decide whether a particular piece of information should be classified as inside or other relevant information; (ii) disclosing relevant information, as well as inside information on the Group, to the markets via both our website and the CNMV's website; and (iii) reporting on transactions with treasury shares or significant holdings of Banco Santander, and on transactions and Santander share-based remuneration schemes of executive directors and senior managers to the CNMV and to other regulatory bodies in markets where Santander is a publicly traded company.

19 European Market Infrastructure Regulation.
Annual report 2025    589

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

E. Automatic exchange of tax information between countries
The data management function oversees automatic tax disclosure between subsidiaries (pursuant to FATCA20 and CRS21) by checking regular reporting obligations and execution of local action plans.

Key corporate compliance lines of action in 2025

Policies, procedures and guidelines	Enhancement of controls and reporting

→Revamped CCSM to align its content with best practices and supervisory expectations, including those of US authorities.
→Implemented a common whistleblowing channel solution in eight of Group’s main subsidiaries, managed by an external provider, to support consistent management of the whistleblowing channels across the Group.
→Enhanced risk reporting by providing the board with a global view of breaches of the Code, including Canal Abierto cases and those received by other means (mainly by People & Culture).
→Revised the Canal Abierto policy and procedure to harmonise the criteria for managing the Group’s whistleblowing channels.

Subsidiaries Oversight and Awareness
→Progress on defining the Binding Corporate Rules control framework to facilitate international data transfers from the EU to third countries.

Conduct and reputational risk
The conduct and reputational risk function promotes appropriate levels of consumer protection by fostering a customer-centric culture throughout the entire customer lifecycle (product design, marketing, and post-sales) and across all interactions with the Group.
In addition, the function helps maintain a low reputational risk profile through the definition of criteria and controls to minimize risk, enabling the analysis, mitigation and proactive management of relationships with stakeholders.
A. Conduct risk
Conduct risk related to customers may arise in various processes, such as product design, marketing, sales and customer interactions and service during the post-sales phase.
The Group maintains a robust and well-established conduct risk management framework for its identification, assessment, monitoring and escalation. The model aims to proactively detect behaviours or practices that could lead to regulatory breaches, customer detriment, or reputational damage. It also establishes processes that enable a comprehensive understanding of risk exposure and vulnerabilities across the Group.

20 Foreign Account Tax Compliance Act
21 Common Reporting Standards
Annual report 2025    590

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Key elements of the conduct risk management model

Internal regulation and governance	Oversight of key processes	Risk management

→Define principles and processes through a strong regulatory-based conduct risk management model.
→Oversee local product-approval activity and chair the Product Governance Corporate Forum to mitigate conduct risk in the approval of products and services.

→Priority focus that our products and services meet customer needs.
→Sales targeted at appropriate markets in a transparent manner, supported by appropriate training and customer-focused incentives.
→Aim for high-quality customer service and post-sale support, promoting fair treatment.
→Monitor marketing performance. →Identify and assess risks using customer voice, risk management tools, and supervisory and sectorial information. →Escalate issues and oversee action plans.

Key conduct risk lines of action in 2025

Implementation of responsible practices with end users

→Conduct thematic analyses on relevant sector risks to assess potential exposure and controls within the Group. Monitor locally defined action plans arising from other thematic reviews.
→Development of ESG and Corporate Sustainability Reporting Directive -aligned metrics on transparency and accessibility.
→Enhancement of the formal complaints/other dissatisfactions management processes, following a risk-based approach to improve accessibility and efficiency in dissatisfaction management, with shorter response times, better data capture, strengthened follow-up, while maintaining fair and appropriate treatment and attention to the customer voice.

Contribution to the simplification strategy

→Simplification of key identification and monitoring processes (risk control self-assessment – RCSA – and key risk indicators), to support a more efficient, risk-based approach.
→Continuous enhancement of the product-approval process, adopting a risk-based approach that increases local autonomy within the Group’s governance and oversight framework.
→Contribution to the simplification of the Group’s product catalogue to strengthen customer protection, transparency and fair outcomes.

Promoting best practices in digital strategy

→Establishment of a compliance centre of excellence for digital assets, artificial intelligence (IA), Banking as a Service (BaaS) and payments, strengthening oversight and governance in fast-evolving technologies (e.g., crypto assets, AI). This initiative aligns with our broader strategy to embed compliance and ethical considerations at the core of innovation. The centre provides specialised expertise to support adherence to applicable laws, ethical standards and internal policies in our blockchain, digital asset and AI activities.

For more details on conduct with customers, see section '3.3 Our customers' in the 'Sustainability' chapter.

Annual report 2025    591

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

B. Reputational risk
Reputational risk primarily derives from stakeholders' perception of the bank in the markets where we operate. It can arise from multiple sources: business or business support activities, as a consequence of other risks; the economic, social and political environment, or from events related to our competitors. Our reputation may also be affected by negative media coverage, whether merited or not.
Reputational risk applies to all Group activities and is identified, managed and mitigated by business and support functions, particularly those that engage with stakeholders. The second line of defence, within compliance, sets policies, oversees the risks, challenges the first line, and reports and escalates to the relevant governing bodies (Group compliance committee, board risk committee and the board).
Our reputational risk model takes a preventive management and control approach, with effective handling of early-warnings and procedures to identify, manage and monitor risk events. It also includes elements to identify, analyse and monitor key stakeholders’ perception of Grupo Santander and the financial sector, and how those perceptions may evolve. The model is consistent with the Group’s overall risk management and control processes (risk profile, risk appetite, economic capital, and emerging risks, among others).

Key reputational risk lines of action in 2025

Policies, procedures and guidelines

→Santander fully supports nations’ right to defend their freedom and territories. At a time when many nations, especially in Europe, need to strengthen their defence and build resilience in response to growing political tension, Santander has updated our Defence Policy. The revised policy reaffirms Santander’s commitment to provide financial solutions and support for companies which are involved in defence and related sectors. We believe this is a responsible approach, and one that will help create jobs, boost innovation and support economic growth.
→Update of the Sensitive-activities policy, including detailed criteria to assess the Group’s participation in certain activities that may generate reputational risk exposure, strengthening the control environment.
→Review of the reputational risk event management guidelines to improve assessment accuracy.

Risk management, methodologies and control

→Review and update of risk appetite metrics. →Implementation of a comprehensive assessment of reputational risks for all Group units.

Subsidiaries oversight and reporting

→Enhancement of oversight, governance and challenge processes of units. →Continuation of the global forum for Group-countries discussion on new processes and reputational risk management.

For more details on Grupo Santander stakeholders, see section '1.3 Stakeholders engagement' in the 'Sustainability statement' chapter.
Financial Crime Compliance (FCC)
Financial crime risk can arise from criminal acts or from the use of the Group's products, services, or operations for illegal activities. It refers to the potential misuse of these to facilitate unlawful conduct, including money laundering, terrorist financing, associated predicate offences, or breaches of international sanctions regimes.
Business functions form the first line of defence, and are primarily responsible for identifying, managing, mitigating and reporting financial crime risk, in line with the Group's risk culture. The accountable executive for FCC oversees the effective implementation and execution by each business of the FCC framework and programme.
The FCC function, as part of the second line of defence, oversees financial crime risks across the Group and maintains the policies and procedures necessary to manage the business activities within the established risk appetite. It is responsible for designing and monitoring the FCC programme, setting minimum compliance standards, and advising and challenging the first line, maintaining alignment with Group-wide policies and regulatory expectations. The FCC function also coordinates closely with other control functions and engages regularly with relevant authorities.
In 2025 the FCC Function continued to strengthen the Group’s capacity to prevent, detect, and respond to financial crime risks through a robust and risk-based programme. The focus remained on consolidating a resilient control environment, enhancing oversight and analytics capabilities, and promoting a proactive and integrated approach to risk management across all businesses and jurisdictions. Particular attention was given to the evolving regulatory landscape, including active engagement in the development of future EU anti-money laundering (AML) regulatory standards. The Group also advanced the automation and digitalization of key FCC processes to promote greater efficiency, consistency, and responsiveness in oversight activities.
Annual report 2025    592

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

In parallel, the FCC function reinforced collaboration with domestic and international authorities and law enforcement agencies to enhance information sharing and the ability to detect and disrupt financial crime. Continued efforts were made to anticipate and address emerging risks, so that controls and customer due diligence processes remain robust, risk-based, and aligned with regulatory expectations.
These initiatives underscore Santander’s ongoing commitment to fostering a strong financial crime compliance culture and to supporting the integrity and transparency of the financial system in which it operates.

Key FCC lines of action in 2025

Frameworks & policies	One FCC strategic program

→Further development of the internal regulatory framework, to maintain alignment with emerging financial crime threats and typologies (e.g., fraud) and to provide the Group with an adaptable infrastructure and control framework to appropriately manage risks arising from innovation (e.g., crypto assets).

→The Group continued to enhance its financial crime control framework through the One FCC strategic programme, which integrates FCC tools and processes, aligned with the internal regulatory framework across all FCC pillars. The programme also piloted the supervised use of artificial intelligence to complement existing control processes, exploring more efficient and effective ways to strengthen operational execution and risk-management capabilities.

Financial Intelligence units	Financial crime oversight

→The FCC function plays a key role in strengthening the Group’s financial crime prevention capabilities through the ongoing execution of the annual financial crime threat assessment, the issuance of Financial Intelligence Unit (FIU) alerts, and the continuous monitoring of geopolitical developments.
→In line with international priorities to combat the financing networks linked to Foreign Terrorist Organisations (FTOs) and to the trafficking of synthetic drugs such as fentanyl, a dedicated task force was established to enhance risk identification and response capabilities in this area. This initiative, supported by close collaboration across relevant geographies and enhanced information-sharing within the FIU network, helps reinforce the Group’s ability to anticipate and mitigate emerging financial crime risks of global concern.

→To further strengthen oversight effectiveness, the Group and local FCC oversight teams continued to evolve their methodologies towards a more risk-based and outcome-oriented approach. Independent assessments were conducted to evaluate adherence to the Group’s FCC risk management framework and policies, supporting operation within the board-approved risk appetite across all obliged entities.
→These efforts were supported by the development and deployment of dedicated oversight tools designed to enhance consistency, efficiency, and depth across all FCC pillars.

Trainings and awareness	Regulatory and Supervisory Developments

→Targeted training sessions were delivered to raise awareness and promote a consistent understanding of regulatory developments across all Santander obliged entities, reinforcing the Group’s commitment to a sound and cohesive financial crime compliance culture.
→Furthermore, the FCC function enhanced awareness and responsiveness across the Group through the regular dissemination of alerts, regulatory and sanctions updates, and timely communications on significant developments, thereby supporting a proactive, informed, and cohesive financial crime compliance culture.

→Close monitoring of the evolving Anti-Money Laundering Authority (AMLA) framework, to support internal alignment with anticipated regulatory requirements and to contribute to the development of robust and actionable Regulatory Technical Standards (RTS) through ongoing industry collaboration.

For more details on FCC, see section 4.2.3 'Financial Crime Compliance (FCC)' in the 'Sustainability statement' chapter.
Annual report 2025    593

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

7. Model risk
7.1 Introduction
A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques and assumptions to transform data into quantitative estimates.
We use models mainly in credit origination (scoring/rating) and credit behaviour, for capital and provisioning calculations, to measure market, structural, liquidity, operational and compliance risk, and for accounting and financial control, among other purposes.
The use of models gives rise to model risk, which is the potentially adverse consequences of decisions based on poorly developed, inadequately implemented or incorrectly used models. Model risk may lead to financial losses, inappropriate business or strategic decisions, or harm to Grupo Santander’s operations.
7.2 Model risk management
At Grupo Santander we have been measuring, managing and controlling model risk for many years. The Model Risk area, which covers both the parent company and the main subsidiaries, focuses on the control, management and oversight of this risk.
To manage model risk properly, we have clear internal regulations that set out the principles, responsibilities and processes to organize, approve, manage and govern models throughout their life cycle.
We classify models according to their relevance, taking into account both a global and a local perspective of materiality and recognizing the diversity of circumstances and regulatory requirements across geographies and business lines. The intensity of model risk management and oversight depends on this classification and on other factors such as technical complexity or the level of risk each model represents for Grupo Santander. Given their particular importance to the Group, regulatory models follow the most intensive monitoring and management standards.
Grupo Santander follows these stages of the model life cycle:
1. Identification
We include all identified models within the scope of model risk control and, therefore, in the Group’s centralized inventory, a single platform based on a uniform taxonomy for all models used in the business units. This inventory is a key element for effective management of this risk as it contains detailed information on each model and enables close monitoring in line with its significance.
2. Planning
This is an internal annual exercise that the subsidiaries’ governance bodies approve and that we review on an aggregated basis. It sets out a strategic action plan and identifies the needs related to the models within the scope of the function to be developed, validated and implemented during the year.
Subsidiaries’ management bodies, including the local executive risk committee (ERC) or an equivalent body, approve the model plan for their remit. At corporate level, the subsidiaries’ plans, together with the global model plan, are submitted to the model approval forum for review and to the ERC for approval.
Annual report 2025    594

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

3. Development
In this phase, the model’s unit helps strengthen risk management by developing models and using data in line with current regulatory requirements.
This unit leads model development for all types of risk, with a particular focus on meeting regulatory expectations (internal ratings-based approach – IRB –, IFRS 9 and internal model approach – IMA –, among others). It operates with specialist local and global teams. Experts in each geography develop local models, drawing on their knowledge of each unit’s specific features and needs, while global experts define modelling standards, develop cross-cutting models and support geographies in applying these standards and/or in model development itself, where appropriate.
We also apply a boxification methodology that facilitates task encapsulation and automation in model development, fostering process standardization, and maintains quality.
In 2025 we delivered the first updates, following the IRB Repair Program, of the main IRB models in Europe, aligning them with supervisory expectations. We also continued to implement the IRB strategy, which aims to reinforce consistency in IRB application across portfolio types in all Group subsidiaries. In addition, we carried out regular updates of the model families commonly used in management.
At Santander we drive innovation, including the responsible use of machine learning and generative artificial intelligence. Our priority in modelling is to deepen the use of these new techniques by promoting initiatives that enhance and simplify processes.
4. Validation
Independent model validation is a regulatory requirement and a key pillar of model risk management and control. A specialist team that operates fully independently from developers or users issues technical opinions on the suitability of internal models. These validation opinions result in a rating that summarizes the model risk associated with each model. We clearly define the intensity and frequency of validation activities and follow a risk-based approach.
We have set up a supervisory framework within the internal validation function to strengthen control and safeguard the traceability, integrity, consistency and homogeneity of validation results. Under this framework, we apply ex ante and ex post checks before formally publishing the outcome, depending on the relevance and complexity of the model, and promote standardized practices at Group level in line with internal policies and standards.
5. Approval
Before implementation and use, each model must be presented to the internal governance bodies for approval. To this end, we have defined governance for our model inventory based on model significance.
Models will be approved by the ERC, model approval forum, local model governance bodies or by model owners, depending on such factors as: model type or use (regulatory or non-regulatory), whether the model is local or global, the type of model change, model classification, and/or the powers delegated to each subsidiary.
6. Implementation and use
We integrate newly developed models into IT systems, which can also pose model risk. Technical teams and model owners run tests to confirm that implementation matches the methodological design and delivers the expected results.
7. Monitoring and control
Model control and monitoring aims to review whether models operate properly and remain fit for purpose. Otherwise, we adapt or redesign them. Control teams also work to keep model risk management aligned with the principles and rules set out in the overarching model risk framework and related internal policies.
This recurring process seeks to keep the entity’s model risk at appropriate levels and, more specifically, within the defined risk appetite limits.
Main activities in 2025
To strengthen model risk culture across the Group and position Santander as a leading bank in this area, we focused our 2025 strategy on:
•technological transformation and process redesign towards a more efficient, integrated and global operating model that enhances agility and consistency in validation by incorporating new technologies and tools;
•ongoing enhancement of regulatory IRB models to align them with supervisory expectations, implementation of the Group’s IRB strategy and adaptation to the new FRTB regulatory framework. We created a global regulatory office to coordinate regulatory initiatives and promote consistent and coherent management in all of the Group’s markets; and
•expansion of the model risk scope to cover artificial intelligence systems by adapting and evolving on internal processes to support sound and responsible management of these models. We promote compliance with regulatory requirements, particularly the EU AI Act, and with industry good practice.
Annual report 2025    595

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

8. Strategic risk
8.1 Introduction
Strategic risk is the risk of losses or damage arising from strategic decisions or their poor implementation, that affect the medium and long term interests of our key stakeholders, or from an inability to adapt to changes in the environment.
Grupo Santander’s business model is a key element of our strategic risk. It must be viable, sustainable and capable of generating results in line with our annual objectives and in a manner that is consistent with the Group’s long-term vision.
Strategic risk has three key components:

1	Business model risk: This includes, among other things, the risk that the business model becomes obsolete, loses relevance or stops generating the expected results.

2
Risks associated with the institution's strategic plans, including both the long-term strategic plan and the three-year financial plan, encompassing the risk that the plan may be inherently inadequate or based on assumptions which could result in the non-achievement of the expected outcomes.

3
Strategy execution risk: Linked to the implementation of the three-year strategic plan, this covers potential deviations due to internal or external factors, the lack of capacity to respond to changes in the business environment, and the risks associated with corporate development transactions and the marketing of new products and services.

8.2 Strategic risk management
The pillars of our business model and, therefore, our strategy, are customer focus, our global scale combined with local leadership, and diversification by business and geography. Our five global businesses play a key role in increasing value creation, profitability and sustainable shareholder returns, while we keep a strong and diversified balance sheet through prudent risk management.
At Grupo Santander we treat strategic risk as a transversal risk. To manage it, we use an operating model that brings together the governance, procedures and tools needed to monitor and control this risk, in line with our risk appetite statement. This model also serves as a reference for our subsidiaries.
We continuously monitor changes in the environment (competition, regulation, market conditions, and others) and within the organization itself by analysing potential risks and their mitigating factors. The strategic risk function engages with key areas in the first and second lines of defence with the aim of having these mitigating measures ready to deploy when required.
Our strategic risk operating model rests on these processes:
•Challenging strategic plans: The strategic risk function, supported by specialist teams within the Risk division, challenges the long-term strategic plan and the three-year financial plan by identifying potential threats that could jeopardize the achievement of our objectives.
During 2025, we strengthened the challenge of the three-year financial plan both in our global businesses and the Group’s subsidiaries. We did so under the new planning structure, which has two phases: a first top-down phase, in which the global businesses set their key priorities and ambition level for the projected metrics; and a second bottom-up phase, in which the subsidiaries join the process so that their targets align with the ambition level defined in the first phase.
•Emerging risks: We identify, assess, monitor and proactively manage potential risks that, under stressed scenarios, could have a material impact on the Group’s profitability, liquidity or solvency.
Throughout 2025, we moved towards a more pragmatic approach, with a particular focus on geopolitical risks, which we fully embedded in our day-to-day management.
In the following section, we describe the main emerging risks identified in 2025.
•Analysis of business model development: We assess and identify the main threats to the Group and its subsidiaries’ business plan and strategic objectives. This analysis covers three dimensions:
•Strategy execution: Assessment of the risk of deviation from established plans and objectives, together with the execution status of strategic projects.
•Viability and sustainability: Assessment of our relative position versus competitors and the risk of not creating value for shareholders.
•Predictability of the business plan: Risk that results may not remain predictable and stable over time.
In 2025, we continued to focus our monitoring on value creation. As a result, we added further risk-adjusted profitability metrics under the shareholder value added (SVA) approach.
Annual report 2025    596

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

•Corporate development transactions: We help make sure that transactions of this nature include an assessment of their impact on the Group’s risk profile and risk appetite.
The following transactions were particularly significant in 2025: (i) the acquisition of TSB Banking Group plc, which will strengthen Santander’s presence in the UK retail banking market; (ii) the sale of 49% of Santander Bank Polska, which will generate significant capital gains and further strengthen the Group’s CET1 capital ratio, along with the acquisition of 100% of Santander Consumer Bank Polska; and (iii) the merger of Openbank and Santander Consumer Finance, with the objective that all European consumer finance businesses progressively operate under the Openbank brand.
•Assessment and validation of new products and services: We support pre-launch reviews of proposals for new products and services to align them with the Group’s strategy, with a particular focus on their risk-return profile.
In 2025, we continued to drive digital and consumer finance initiatives, such as Zinia.
•Monitoring strategic projects: We take part in preparing and updating the annual inventory of strategic projects (defined by the strategy committee), assessing removals and new entries based on their progress, impact and importance. We also carry out a twice-yearly review of their performance, providing an independent view that supports their alignment with the Group’s strategic priorities and risk appetite.
In 2025, we prioritized cross-Group initiatives aimed at boosting efficiency and global coordination, including the development of the operating model for corporate functions and progress in the transformation towards a new way of working based on an agile organizational approach, in order to accelerate execution and the achievement of key objectives.
Additionally, the strategic risk function provides a consolidated view of our exposure to this risk, provides an independent opinion and challenges first-line activities. To do so, it regularly submits the Strategic Risk Report to senior management, which covers the monitoring of our strategy execution, emerging risks, business model performance, the analysis of corporate development transactions, the launch of new products, and the monitoring of strategic projects.
8.3 Emerging risks in 2025
Through our emerging risk exercise, we identify, assess and monitor risks that, under low-probability stress scenarios, could have a significant impact on Grupo Santander’s business model, profitability or solvency.
Proactive management of these risks is key to avoid or mitigate their negative effects and deviations from the targets set, through the implementation of previously defined action plans.
The first and second lines of defence, both in our subsidiaries and at the corporate centre, take part in this process. The risks we identify also feed into the idiosyncratic scenarios used in exercises such as the ICAAP and in the Group’s viability, recovery and resolution plans.
During 2025, against a global backdrop marked by geopolitical uncertainty, trade tensions among major powers and the conflicts in Ukraine and the Middle East, the Group stepped up its focus on managing these risks. As part of this effort, we strengthened monitoring through the use of geopolitical risk heat maps to assess the potential impact of these risks on our portfolios. This exercise covers all our subsidiaries and businesses and incorporates existing exposures by portfolio and by economic sector. Throughout the year, we updated this monitoring with analysis of internal and external early warning indicators to assess developments. This analysis supports decisions, where applicable, on activating the relevant playbooks based on the different indicators and adopting specific measures for certain sectors, portfolios or individual clients.
In addition to macroeconomic and geopolitical risks, other emerging risks that stood out in 2025 were: those related to new technologies, AI and cryptoassets; those linked to critical service providers; and the risk of disintermediation associated with central bank digital currencies (CBDCs), particularly the digital euro.
Below we describe the main emerging risks identified in 2025:
Geopolitical risks
Escalation of tariffs and uncertainty in global trade
A resurgence of global trade tensions, with the US stepping up protectionist measures and reigniting tariff disputes, could lead to reciprocal measures such as export controls. This would create risks for global supply chains, add inflationary pressures, and weigh on economic confidence.
As a result, uncertainty in international trade would increase, affecting growth forecasts, investment flows and market stability, and leading to lower output mainly in the US, but also with global spillovers for its trading partners.
Military conflicts: Ukraine and the Middle East
In Europe, the potential rise in hybrid warfare actions by Russia — including cyber-attacks, sabotage and disinformation campaigns — would steadily increase geopolitical risk, and could undermine the resilience of critical infrastructure and fuel higher volatility and economic uncertainty in the region.
In the Middle East, the possible resumption and potential escalation of conflict create an additional source of global vulnerability that could disrupt commodity markets, energy supply chains and key trade routes. These tensions could translate into further inflationary pressures, a deterioration in financial conditions, and weaker global growth prospects.
Macroeconomic risks
Persistently low economic growth
The slowdown in global growth is a key risk for financial stability, especially in Europe. Persistently weak growth, together with low credit demand, margin compression and a decline in investment, could significantly amplify systemic vulnerabilities and become a material threat to global financial stability.
The combination of insufficient economic growth and a much more complex European regulatory framework than in the US is weighing on the competitiveness of European companies and creating challenges for innovation. Against this backdrop, progress towards smart regulation is essential to support efficient capital
Annual report 2025    597

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

allocation and promote productive investment, particularly in strategic areas such as technological innovation, digitalization, and the energy transition.
Potential correction in financial markets, private credit and excessive sovereign debt
Overvaluation of certain assets, the rapid growth of private credit and high sovereign debt levels increase the risk of an abrupt correction in global financial markets. A sudden change in investor risk appetite — for example, triggered by disruptions in areas such as AI, private credit or US regional banks — could lead to sharp falls in asset prices.
Tensions would intensify if highly leveraged or less liquid financial intermediaries were forced into fire sales, which would significantly tighten global financial conditions.
To manage macroeconomic and geopolitical risks, Grupo Santander applies risk policies and processes designed to keep our risk profile within the limits defined in our risk appetite statement. Together with our geographic and business diversification, this makes us more resilient. In addition, our models incorporate the effect arising from macroeconomic and geopolitical risks, strengthening our forward-looking analysis and our ability to anticipate potential impacts. To mitigate these risks, we carried out the following actions throughout 2025:
•Ongoing monitoring of the macroeconomic and socio-political environment, focusing on key indicators that can trigger the escalation of events and specific risks to the special situations committees.
•Stronger monitoring of early-warning indicators and risk-management playbooks to enable a rapid response to changes in macroeconomic conditions and reinforce operational capacity.
•Adjustment of limits and exposures to reflect our risk appetite, along with updates to our internal sovereign risk ratings.
•Proactive portfolio reviews to reduce exposure to cyclically vulnerable sectors, where needed.
•Strengthening of our scenario analysis capabilities by increasing their granularity.

Other emerging risks
Risks related to new technologies, AI and cryptoassets
In addition, the Group monitors and manages those risks arising from the emergence or large-scale adoption of new technologies, such as artificial intelligence and those related to digital assets. On the one hand, these initiatives create significant opportunities in terms of innovation, efficiency gains, new products and services, among others.
On the other hand, they may create new risks or have a cross-cutting impact on existing ones. Moreover, their novel nature means they are generally subject to incomplete, evolving and fragmented regulation across the different jurisdictions in which the Group operates.

Santander is progressing in adopting the benefits of these technologies under a strong risk control framework that includes, among other elements: the use of corporate risk management tools (risk appetite, emerging risk oversight, governance and policies, etc.); upskilling/reskilling of employees so they develop the capabilities needed to address digital challenges; monitoring regulation through specialist teams and participation in industry groups.
Potential disruption of critical information and communication technologies service providers
Digitalization continues to increase financial institutions’ dependence on information and communication technologies. This brings growing exposure to potential disruptions, operational failures or prolonged outages that could affect service delivery and business continuity. At the same time, sector concentration in mainly US-based global providers — such as cloud service providers (CSPs) — is developing in a context which the EU is promoting various initiatives linked to technological autonomy and sovereignty.
Grupo Santander applies several mitigating measures, among others: extensive due diligence subject to strict governance before onboarding these providers, including certification, ongoing monitoring and regular reviews, as well as exit strategies and business continuity plans in case of potential failures or disruptions, which we test regularly.
Central bank digital currencies and disintermediation risk for banks
Digital versions of fiat currencies issued by central banks (CBDCs), such as the European Central Bank’s (ECB) digital euro project, could have impacts on banking intermediation and payment activity, and influence lending capacity with potential macroeconomic implications. If citizens held digital euros directly with the central bank, this could affect deposit dynamics and certain patterns in the use of financial services.
Grupo Santander closely follows the development of the digital euro to assess its potential implications and opportunities and takes part in technical discussions and industry forums to anticipate the most important aspects of its design. Analysis focuses particularly on the digital euro, since the development of a retail CBDC has stalled in other jurisdictions (for example, the United States) due to recent regulatory decisions, which places the European project as the main reference in this area.

Annual report 2025    598

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●
Glossary of terms, acronyms and abbreviations

2023 AGM	Annual general shareholders’ meeting of Banco Santander held on 31 March 2023 at second call
2023 Investor Day	Investor Day held by Banco Santander in London on 28 February 2023
2024 AGM	Annual general shareholders’ meeting of Banco Santander held on 22 March 2024 at second call
2025 AGM	Annual general shareholders’ meeting of Banco Santander held on 4 April 2025 at second call
2026 AGM	Annual general shareholders’ meeting of Banco Santander called for 26 or 27 March 2026 at first or second call, respectively
2026 Investor Day	Investor Day held by Banco Santander in London on 25 February 2026
A2A	Account to account
ABC	Anti-bribery and corruption
Act 10/2014	Spanish Law 10/2014 of 26 June 2014 on the Regulation, Supervision and Solvency of Credit Institutions
Active customer	Those customers who comply with the minimum balance, income and/or transactionality requirements as defined according to the business area
ADR	American depositary receipts
ADS	American depositary shares
AEOI	Automatic Exchange of Information standard
AGM	Annual general shareholders' meeting
AI	Artificial intelligence
ALCO	Assets and liabilities committee
ALM	Asset and liability management
AML	Anti-money laundering
API	Application programming interface
APM	Alternative performance measure
AT1	Additional Tier 1
AUD	Australian dollar
AuM	Assets under management
B2B	Business-to-business
Banesto	Banco Español de Crédito, S.A.
BIS	Bank for International Settlements
bn	Billion
bps	Basis points
BRL	Brazilian real
BRRD	Bank Recovery and Resolution Directive. Directive 2014/59/EEU establishing a framework for recovery and resolution
BURG	Banking Union Resolution Group
Bylaws	Bylaws of Banco Santander
CAD	Canadian dollar
CAE	Chief Audit Executive
CAGR	Compound annual growth rate
Canal Abierto	Anonymous and confidential Grupo Santander channel to report unethical conduct
CAO	Chief Accounting Officer
CapEx	Capital expenditure
CARF	Conselho Administrativo de Recursos Fiscais (administrative council of tax appeals)
CBDC	Central bank digital currency
Annual report 2025    599

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

CCO	Chief Compliance Officer
CCP	Central Counterparties
CCPS	Contingent convertible preferred securities
CCR	Risk control committee
CCSM	Grupo Santander's Code of Conduct in Securities Markets
CDAIO	Group Chief Data & AI Officer
CDI	CREST depository interest
CDO	Collateralised debt obligation
CDS	Credit default swap
CEO	Chief Executive Officer
CET1	Common equity Tier1
CF	Corporate Finance
CFO	Chief Financial Officer
CFT	Combating the financing of terrorism
CGU	Cash-generating units
CHF	Swiss franc
CIB	Corporate & Investment Banking (primary business segment)
CJEU	Court of Justice of the European Union
CLP	Chilean peso
CMDI	Crisis Management and Deposit Insurance Framework
CMG	Crisis Management Group
CNBV	Comisión Nacional Bancaria y de Valores (Mexican stock market authority)
CNMV	Comisión Nacional del Mercado de Valores (Spanish stock market authority)
CNY	Chinese yuan
CO2e	Carbon dioxide equivalent
CoE	Cost of equity
COFINS	Contribuição para financiamento da Seguridade Social (Contribution for the financing of Social Security)
Constant euros	Excluding exchange rates impact
Consumer	Digital Consumer Bank (primary business segment)
COP	Colombian peso
Corporate Identified Staff	Executives whose activities may have a significant impact on the Group's risk profile
Costs in real terms	Costs excluding the effect of average inflation over the last twelve months
CPI	Consumer Price Index
CRD	Capital Requirements Directive. Directive 2013/36/EU on access to credit institutions
CRE	Commercial real estate
CRO	Chief Risk Officer
CRR	Capital Requirements Regulation. Regulation (EU) 575/2013 on prudential requirements
CRR 2	Capital Requirements Regulation II. Regulation (EU) 2019/876 amending CRR
CRR 3	Capital Requirements Regulation III. Regulation (EU) 2024/1623 amending CRR
CSLL	Contribuçao social sobre o lucro liquido (Social Contribution on Net Profit)
CSM	Contractual service margin
CSRBB	Credit spread risk in the banking book
CSRD	Corporate Sustainability Reporting Directive. Directive (EU) 2022/2464 on sustainability reporting
CVA	Credit valuation adjustment
CZK	Czech koruna
D-SIB	Domestic Systemically Important Bank
DCB US	Digital Consumer Bank US
DCBE	Digital Consumer Bank Europe
Annual report 2025    600

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

DCM	Debt Capital Markets
DGS	Deposit guarantee schemes
Digital customer	Every consumer of commercial banking services who has logged on to their personal online banking and/or mobile banking in the last 30 days
DORA	Digital Operational Resilience Act. Regulation (EU) 2022/2554 on digital operational resilience
DTA	Deferred tax asset
DVA	Debit Valuation Adjustment
E&S	Environmental and social
EAD	Exposure at default
EBA	European Banking Authority
EBA Guidelines (2025/01)	EBA Guidelines (2025/01), on 8 January 2025, on the management of environmental, social and governance (ESG) risks
EBITDA	Earnings before interest, taxes, depreciation and amortization
EC	European Commission
ECAs	Export Credit Agencies, government-backed financial institutions that support domestic companies' international trade
ECB	European Central Bank
ECM	Equity capital markets
EFRAG	European Financial Reporting Advisory Group
EGC	General Court of the European Union
EIA	Environmental impact assessment
EIB	European Investment Bank
EIF	European Investment Fund
eNPS	Employee Net Promoter Score is a method of measuring employee satisfaction
EOIR	Exchange Of Information on Request standard
EP	Equator Principles
EPC	Energy performance certificates
EPG	Equal pay gap. It measures differences in remuneration between women and men in the same job at the same level
EPS	Earnings per share
EQ	Equity
ERC	Executive risk committee
ES	Expected shortfall
ESCC	Environmental, social and climate change related
ESG	Environmental, social and governance
ESRS	European Sustainability Reporting Standards
EU	European Union
EUR	Euro
EV	Electric vehicles
EVA	Economic value added
EVE	Economic value of equity
FACL	Financial Assurance Company Ltd
FCA	Financial Conduct Authority
FCC	Financial crime compliance
Fed	Federal Reserve
FFVA	Funding fair value adjustment
FICL	Financial Insurance Company Ltd
FICO	Fair Isaac Corporation
Annual report 2025    601

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

Financial inclusion	Number of people who are unbanked, underbanked, in financial difficulty, with difficulties in accessing credit who, through the Group's products and services, are able to access the financial system or receive tailored finance. Financially underserved groups are defined as people who do not have a current account, or who have an account but obtained alternative (non-bank) financial services in the last 12 months. Beneficiaries of various programmes are included in the quantification process only once in the entire period. Only new empowered people are counted, taking as a base year those existing since 2019
First 2025 Buyback Programme	First share buyback programme charged against 2025 results
Free float	Total number of shares in circulation minus treasury shares as a percentage of the total number of shares in circulation
FROB	Fondo de Reestructuración Ordenada Bancaria (Spanish banking resolution authority)
FRTB	Fundamental review of the trading book
FRTB-SA	Fundamental review of the trading book-standard approach
FS-ISAC	Financial Services Information Sharing and Analysis Center
FSB	Financial Stability Board
FTD	First-to-default
FX	Foreign exchange
G-SIB	Global Systemically Important Bank
GAR	Green asset ratio
GB	Global Banking
GBP	Sterling pound
GCC	Grupo Santander General Code of Conduct
GDF	Global Debt Financing
GDP	Gross Domestic Product
GECB	GE Capital Bank Limited
GHG	Greenhouse gases
GM	Global Markets
GPG	Gender pay gap. It measures differences in remuneration between women and men in an organization, business, industry or the broader economy, irrespective of the type of work
GSGM	Group-Subsidiary Governance Model
GSS+	Green, social, sustainable and sustainability linked
GTB	Global Transaction Banking
GW	Gigawatt
GWh	Gigawatt per hour
HKD	Hong Kong dollar
HPI	House Price Index
HQLA	High-quality liquid assets
HTC	Held to collect
IAS	International accounting standards
ICAAP	Internal capital adequacy assessment process
ICAC	Instituto de Contabilidad y Auditoría de Cuentas (Institute of accounting and auditing)
ICE	Internal combustion engines
ICFR	Internal control over financial reporting
ICMA	International Capital Markets Association
ICO	Instituto de Crédito Oficial (Spanish Official Credit Institute)
ICS	Internal control systems
IEA	International Energy Agency
IFC	International Finance Corporation
IFRS	International Financial Reporting Standards
IIF	Institute of International Finance
Annual report 2025    602

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

ILAAP	Internal liquidity adequacy assessment process
IMF	International Monetary Fund
IOF	Imposto sobre operações financeiras (Brazilian financial transactions tax)
IPO	Initial public offering
IPR	Instant Payment Regulation. Regulation (EU) 2024/886 on instant credit transfers in euro
IR	Interest rate
IRB	Internal ratings-based
IRC	Incremental risk charge
IRO	Impacts, risks and opportunities
IRPJ	Imposto sobre a renda das pessoas jurídicas (Brazilian corporate income tax)
IRRBB	Interest rate risk in the banking book
ISO	International Organization for Standardization
IT	Information technology
JPY	Japanese yen
KPI	Key performance indicators
LCR	Liquidity coverage ratio
LDA	Loss distribution approach
LGD	Loss given default
LLP	Loan-loss provisions
LRC	Liquidity for remaining coverage
LTD	Loan to deposit ratio. Ratio of loans and advances to customers over customer deposits
LTV	Loan to value ratio. Ratio of loans and advances to customers to the value of the asset used as collateral
LUC	Land-use change
M&A	Mergers and acquisitions
M/LT	Medium-and long-term
MAD	Moroccan dirham
MDA	Maximum distributable amount
MDR	Minimum disclosure requirement
MiCA	Markets in Crypto-Assets. Regulation (EU) 2023/1114 on markets in crypto assets
MiFID II	Markets in Financial Instruments Directive. Directive 2014/65/EU on markets in financial instruments
mn	Million
MPE	Multiple point of entry
MREL	Minimum requirement for own funds and eligible liabilities
Mt	Metric tone
MWh	Megawatt per hour
MXN	Mexican peso
NACE	Nomenclature statistique des activités économiques dans la Communauté européenne (statistical classification of economic activities in the European Community)
NbS	Nature-based solutions
NFR	Non-financial risk
NFRD	Non-Financial Reporting Directive. Directive (EU) 2013/34 on disclosure of non-financial and diversity information
NGFS	Network for greening the financial system
NGO	Non-governmental organization
NGO	Non-governmental organization
NII	Net interest income
NOK	Norwegian krone
NPL	Non-performing loans
Annual report 2025    603

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

NPS	Net promoter score
NSFR	Net stable funding ratio
NTD	n-to-default
NYSE	New York Stock Exchange
NZD	New Zealand dollar
ODS	Open Digital Services
OECD	Organization for Economic Cooperation and Development
OEM	Original equipment manufacturer
ONP	Ordinary net profit
OPEC	Organization of the Petroleum Exporting Countries
Order ECO	Orden del Ministerio de Economía del Gobierno de España (Order of the Ministry of Economy of the Government of Spain)
OTC	Over-the-counter
P&L	Profit and loss statement
PagoNxt	PagoNxt Ltd
Payments	PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and card business in the countries where we operate). Payments is a primary business segment
PB	Private banking
PBT	Profit before taxes
PCAF	Partnership for Carbon Accounting Financials
PD	Probability of default
PEN	Peruvian sol
PHEV	Plug-in hybrid electric vehicles
PIS	Programa de Integraçao Social (Social Integration Program)
PLA	Polylactic acid
PLN	Polish zloty
POCI	Purchased or originated credit impaired
PoS	Point of sale
pp	Percentage point
PPCA	Capital perpetual preference shares
PPCC	Contingently convertible preference shares
PPI	Payment protection insurance
PVC	Polyvinyl Chloride
PwC	PricewaterhouseCoopers Auditores, S.L.
RA	Risk appetite
RAF	Risk appetite framework
RAS	Risk appetite statement
RBSCC	Responsible banking, sustainability and culture committee
RCP	Representative concentration pathway
RCSA	Risk control self-assessment
Repos	Repurchase agreements
Retail	Retail & Commercial Banking (primary business segment)
RIS	Retail investment strategy
RNV	Registro Nacional de Valores (Mexican National Securities Registry)
RoA	Return on assets
RoE	Return on equity
RON	Romanian leu
RoRWA	Return on risk weighted assets
RoTE	Return on tangible equity
RoTE post-AT1	Return on tangible equity excluding the cost of AT1 issuances from the numerator
Annual report 2025    604

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

RPA	Risk profile assessment
RPK	Revenue per passenger and kilometres
RSRCC	Risk, supervision, regulation and compliance committee
RSU	Restricted Stock Units
Rules and regulations of the board	Rules and regulations of the board of directors of Banco Santander
RWA	Risk weighted assets
Sales conversion	Indicator that measures the effectiveness of a commercial process in converting opportunities into actual sales
SAM	Santander Asset Management
SAR	Saudi riyal
SASB	Sustainability Accounting Standards Board
SBNA	Santander Bank N.A.
SBTi	Science Based Targets initiative
SC USA	Santander Consumer US
SCAN	Santander Customer Assessment Note
SCF	Santander Consumer Finance
SCIB	Santander Corporate & Investment Banking
SCUK	Santander Consumer UK Plc
SDG	Sustainable development goals
SEC	Securities and Exchange Commission
Second 2025 Buyback Programme	Second share buyback programme charged against 2025 results
SFDR	Sustainable Finance Disclosure Regulation. Regulation (EU) 2019/2088 sustainability disclosures
SFICS	Sustainable finance and investment classification system
Share of wallet	Indicator that measures how much (on average) consumers spend on a company's product or service as compared to how much they spend on competing products or services
Share of wallet	How much a consumer spends on a company's product or service as compared to how much he spends on competing products and services
SHUSA	Santander Holding USA, Inc
SIA	Saving and investment account
SICR	Significant increase in credit risk
SIU	Saving and investment union
SLL	Sustainability-linked loans
SME	Small and medium enterprises
SN	Sustainability note
SOx	Sarbanes-Oxley Act of 2002
Spain's Act 10/2014	Spain's Act 10/2014 of 26 June 2014 on the Regulation, Supervision and Solvency of Credit Institutions
Spain's CNMV Corporate Governance Code	CNMV Good Governance Code for Listed Companies
Spain's Companies Act	Spain's Companies Act, approved by Legislative Royal Decree 1/2010, of 2 July
Spain's Corporate Governance Code	CNMV Good Governance Code for Listed Companies
Spain's Securities Markets Act	Spain's Act 6/2023, of 17 March, on the Securities Markets and on Investment Services
SRB	European Single Resolution Board
SREP	Supervisory Review and Evaluation Process
SRI	Socially responsible investment
SRT	Significant risk transfer
STF	Supremo Tribunal Federal (Brazilian Supreme Federal Court)
Annual report 2025    605

Contents	Business model and strategy ●	Sustainability statement ●	Corporate governance ●	Economic and financial review ●	Risk management and compliance ●

SVA	Shareholder value added
sVaR	Stressed value at risk
T&O	Technology & operations
TCFD	Task Force on Climate-related Financial Disclosures
tCS	Tonne of crude steel
Time-to-market	The length of time it takes for a product or service to being available for purchase
TJ	Terajoule
TLAC	Total loss-absorbing capacity requirement which is required to be met under the CRD V package
TLTRO	Targeted longer-term refinancing operations of the ECB
TNAV	Tangible net asset value
TNFD	Taskforce on Nature-related Financial Disclosure
Token	Digital unit that represents a value, right, or asset within a technological system, typically based on blockchain
Tokenization	Process by which a tangible or intangible asset is digitally represented through a token on a blockchain network or other secure technological infrastructure
TPV	Total payments volume
TSB	TSB Banking Group plc
TSR	Total shareholder return
UK	United Kingdom
UN	United Nations
UNEP FI	United Nations Environmental Programme Finance Initiative
UNGP	United Nations Guiding Principles
UoP	Use of Proceeds
US	United States
USA	United States of America
USD	United States dollar
UST	United States Treasury
UYU	Uruguayan peso
VaE	Value at earnings
VaR	Value at risk
VAT	Value added tax
vkm	Vehicle-kilometre
VP	Vice President
Wealth	Wealth Management & Insurance (primary business segment)
Webster	Webster Financial Corporation
WEF	World Economic Forum
YoY	Year-on-Year
Annual report 2025    606

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Auditor's report and consolidated financial statements

Auditor's report and consolidated financial statements
Annual report 2025    607

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Auditor's report    609
Consolidated financial statements    512
Consolidated balance sheets as of 31 December
2025, 2024 and 2023    513
Consolidated income statements for the years
ended 31 December 2025, 2024 and 2023    517
Consolidated statements of recognised income and expense for the years ended 31 December
2025, 2024 and 2023    519
Consolidated statements of changes in total equity for the years ended 31 December 2025, 2024 and 2023    520
Consolidated statements of cash flows for the years
ended 31 December 2025, 2024 and 2023    526
Notes to the consolidated financial statements    635
1.    Introduction, basis of presentation of the
consolidated financial statements (consolidated
annual accounts) and other information    636
2.    Accounting policies    641
3.    Grupo Santander    667
4.    Distribution of Banco Santander’s profit, shareholder
remuneration scheme and earnings per share    670
5.    Remuneration and other benefits paid to the Bank’s
directors and senior managers    672
6.    Loans and advances to central banks and credit
institutions    685
7.    Debt securities    686
8.    Equity instruments    688
9.    Trading derivatives (assets and liabilities) and short positions    689
10. Loans and advances to customers    689
11. Trading derivatives    695
12. Non-current assets    695
13. Investments    696
14. Insurance contracts linked to pensions    698
15. Liabilities under insurance contracts    699
16. Tangible assets    700
17. Intangible assets - Goodwill    703
18. Intangible assets - Other intangible assets    705
19. Other assets    706
20. Deposits from central banks and credit institutions    707
21. Customer deposits    707
22. Marketable debt securities    708
23. Subordinated liabilities    711
24. Other financial liabilities    715

25. Provisions    715
26. Other liabilities    730
27. Tax matters    731
28. Non-controlling interests    738
29. Other comprehensive income    739
30. Shareholders' equity    745
31. Issued capital    745
32. Share premium    746
33. Accumulated retained earnings    747
34. Other equity instruments and own shares    748
35. Memorandum items    749
36. Hedging derivatives    749
37. Discontinued operations    772
38. Interest income    773
39. Interest expense    773
40. Dividend income    773
41. Commission income    773
42. Commission expense    774
43. Gains or losses on financial assets and liabilities    774
44. Exchange differences, net    775
45. Other operating income and expenses    775
46. Staff costs    775
47. Other general administrative expenses    781
48. Gains or losses on non financial assets, net    783
49. Gains or losses on non-current assets held for
sale not classified as discontinued operations    783
50. Fair value of financial instruments    783
51. Other disclosures    799
52. Primary and secondary segments reporting    812
53. Related parties    828
54. Risk management    831
55. Additional disclosures    864
Appendix    869
Appendix I. Subsidiaries of Banco Santander, S.A.    870
Appendix II. Societies of which the Group owns more
than 5%, entities associated with Grupo Santander
and jointly controlled entities    893
Appendix III. Issuing subsidiaries of shares and
preference shares    900
Appendix IV. Notifications of acquisitions and
disposals of investments in 2025    901
Appendix V. Other information on the Group’s banks    902
Appendix VI. Annual banking report    909

Annual report 2025    608

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Auditor's report
Annual report 2025    609

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

[Page intentionally left blank] 1 of 7
Annual report 2025    610

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

[Page intentionally left blank] 2 of 7

Annual report 2025    611

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

[Page intentionally left blank] 3 of 7
Annual report 2025    612

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

[Page intentionally left blank] 4 of 7
Annual report 2025    613

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

[Page intentionally left blank] 5 of 7

Annual report 2025    614

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

[Page intentionally left blank] 6 of 7

Annual report 2025    615

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

[Page intentionally left blank] 7 of 7
Annual report 2025    616

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Banco Santander, S.A.
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. and its subsidiaries (the “Company”) as of December 31, 2025, 2024 and 2023, and the related consolidated income statements, statements of recognised income and expense, statements of changes in total equity and statements of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Estimation of impairment of financial assets at amortized cost– loans and advances to customers

As described in Notes 2,10 and 54 to the consolidated financial statements, the Company’s financial assets at amortized cost – loans and advances to customers - were EUR 985,176 million as of December 31, 2025, and its estimation of impairment of financial assets at amortized cost – loans and advances to customers – was EUR 12,517 million for the year ended December 31, 2025. The Company assesses impairment by estimating the expected credit losses based on the stage in which each financial asset is classified. Management’s assessment of expected credit losses considers instruments with similar credit risk characteristics that are indicative of debtors’ capacity to pay. The methodology required to estimate the expected credit losses due to credit events is based on the estimation of credit risk parameters (probability of default and loss given default) with an unbiased and weighted consideration by the probability of occurrence of a series of scenarios. The estimation of expected credit losses requires expert judgment and
Annual report 2025    617

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
the support of historical, current and future information, including considering management overlays, if applicable. The probability of loss is measured considering past events, the present situation and future trends of macroeconomic scenarios.

The principal considerations for our determination that performing procedures relating to the estimation of the impairment of financial assets at amortized cost – loans and advances to customers is a critical audit matter are (i) the significant judgment by management in determining the assessment of the expected credit losses; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures relating to the models and assumptions used to determine the expected credit losses; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss estimation process, which included controls over the data, models and assumptions used in the estimation process, including management overlays to the models, if applicable. These procedures also included, among others, (i) evaluating, on a test basis, expected credit loss models parameters with respect to the estimation criteria and calculation, the appropriateness of the methodology used for the generation of the macroeconomic scenarios, the reliability of the data sources and the completeness and accuracy of data provided by management, and the reasonableness of management’s criteria for significant increase in credit risk and loan classification by stages; (ii) testing the mathematical accuracy of the impairment calculation for the credit portfolios; (iii) evaluating the reasonableness of the management overlays to the models, if applicable; (iv) evaluating a sample of individual credit files to determine the reasonableness of management’s classification, expected loss estimation methodologies and, where appropriate, corresponding impairment, and (v) evaluating the loan collateral assignment and valuation process, including collateral recovery process. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models used by management and evaluating the reasonableness of assumptions used in the impairment estimation for the credit portfolios.

Goodwill Impairment Assessment of Certain Cash Generating Unit (CGU)

As described in Notes 2 and 17 to the consolidated financial statements, the Company’s consolidated goodwill balance was EUR 11,958 million as of December 31, 2025, which includes the goodwill balance of the Santander US Auto CGU of EUR 943 million. Management assesses goodwill for impairment at the end of each annual reporting period or whenever there is any indication of impairment. Potential impairment is identified by management by comparing the value in use of a CGU to its carrying value. Value in use is estimated by management using discounted cash flow projections. Management’s cash flow projections for the CGU include assumptions relating to earnings projections, discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium and constant growth rates used in order to extrapolate earnings in perpetuity.

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

Litigation provisions and contingencies

As described in Notes 2 and 25 to the consolidated financial statements, the Company’s consolidated litigation provisions and contingencies balance as of December 31, 2025 were EUR 4,714 million. The Company records provisions for tax, civil and legal proceedings in which management assesses the chances of loss to be probable. Management determines the amounts to be provided for as the best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of litigation provisions and contingencies. These procedures also included, among others, (i) obtaining and evaluating letters of audit inquiry with internal and external lawyers and external tax advisors, (ii) evaluating the reasonableness of management’s assessment regarding whether an outflow of resources is probable and the contingency is estimable, (iii) evaluating management’s assessment of possible contingencies relating to compliance with the tax obligations for all the years open to inspection and (iv) evaluating the sufficiency of the Company’s contingency disclosures.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain
February 27, 2026

We have served as the Company’s auditor since 2016

Annual report 2025    618

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Consolidated financial statements
Annual report 2025    619

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Grupo Santander

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2025, 2024 AND 2023
EUR million

ASSETS	Note	2025	2024	2023
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEPOSITS ON DEMAND		152,281	192,208	220,342
FINANCIAL ASSETS HELD FOR TRADING		252,318	230,253	176,921
Derivatives	9 and 11	58,355	64,100	56,328
Equity instruments	8	22,030	16,636	15,057
Debt securities	7	98,568	82,646	62,124
Loans and advances		73,365	66,871	43,412
Central banks	6	14,632	12,966	17,717
Credit institutions	6	25,967	27,314	14,061
Customers	10	32,766	26,591	11,634
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS		7,761	6,130	5,910
Equity instruments	8	5,815	4,641	4,068
Debt securities	7	245	447	860
Loans and advances		1,701	1,042	982
Central banks	6	—	—	—
Credit institutions	6	—	—	—
Customers	10	1,701	1,042	982
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		8,046	7,915	9,773
Debt securities	7	2,894	2,897	3,095
Loans and advances		5,152	5,018	6,678
Central banks	6	—	—	—
Credit institutions	6	413	408	459
Customers	10	4,739	4,610	6,219
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME		74,612	89,898	83,308
Equity instruments	8	2,281	2,193	1,761
Debt securities	7	58,305	76,558	73,565
Loans and advances		14,026	11,147	7,982
Central banks	6	—	—	—
Credit institutions	6	1,120	363	313
Customers	10	12,906	10,784	7,669
FINANCIAL ASSETS AT AMORTIZED COST		1,202,689	1,203,707	1,191,403
Debt securities	7	140,014	120,949	103,559
Loans and advances		1,062,675	1,082,758	1,087,844
Central banks	6	15,986	16,179	20,082
Credit institutions	6	61,513	55,537	57,917
Customers	10	985,176	1,011,042	1,009,845
HEDGING DERIVATIVES	36	3,931	5,672	5,297
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	54	50	(704)	(788)

Annual report 2025    620

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2025, 2024 AND 2023
EUR million

ASSETS	Note	2025	2024	2023
INVESTMENTS	13	7,052	7,277	7,646
Joint venture entities		1,956	2,061	1,964
Associated entities		5,096	5,216	5,682
ASSETS UNDER REINSURANCE CONTRACTS		223	222	237
TANGIBLE ASSETS		27,438	32,087	33,882
Property, plant and equipment	16	26,416	31,212	32,926
For own-use		11,663	12,636	13,408
Leased out under an operating lease		14,753	18,576	19,518
Investment properties	16	1,022	875	956
Of which leased out under an operating lease		860	749	851
INTANGIBLE ASSETS		17,308	19,259	19,871
Goodwill	17	11,958	13,438	14,017
Other intangible assets	18	5,350	5,821	5,854
TAX ASSETS		30,076	30,596	31,390
Current tax assets		11,132	11,426	10,623
Deferred tax assets	27	18,944	19,170	20,767
OTHER ASSETS		8,719	8,559	8,856
Insurance contracts linked to pensions	14	67	81	93
Inventories		7	6	7
Other	19	8,645	8,472	8,756
NON-CURRENT ASSETS HELD FOR SALE	12	75,011	4,002	3,014
TOTAL ASSETS		1,867,515	1,837,081	1,797,062

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated balance sheet as of 31 December 2025.

Annual report 2025    621

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2025, 2024 AND 2023
EUR million

LIABILITIES	Note	2025	2024	2023
FINANCIAL LIABILITIES HELD FOR TRADING		171,546	152,151	122,270
Derivatives	9 and 11	51,968	57,753	50,589
Short positions	9	44,015	35,830	26,174
Deposits		75,563	58,568	45,507
Central banks	20	12,385	13,300	7,808
Credit institutions	20	27,058	26,284	17,862
Customers	21	36,120	18,984	19,837
Marketable debt securities	22	—	—	—
Other financial liabilities	24	—	—	—
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS		42,148	36,360	40,367
Deposits		30,440	28,806	34,996
Central banks	20	3,086	1,774	1,209
Credit institutions	20	1,424	1,625	1,735
Customers	21	25,930	25,407	32,052
Marketable debt securities	22	11,686	7,554	5,371
Other financial liabilities	24	22	—	—
Memorandum items: subordinated liabilities	23	—	—	—
FINANCIAL LIABILITIES AT AMORTIZED COST		1,421,184	1,484,322	1,468,703
Deposits		1,072,384	1,126,439	1,125,308
Central banks	20	18,542	24,882	48,782
Credit institutions	20	74,692	90,012	81,246
Customers	21	979,150	1,011,545	995,280
Marketable debt securities	22	312,704	317,967	303,208
Other financial liabilities	24	36,096	39,916	40,187
Memorandum items: subordinated liabilities	23	29,287	35,813	30,912
HEDGING DERIVATIVES	36	4,248	4,752	7,656
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	54	49	(9)	55
LIABILITIES UNDER INSURANCE CONTRACTS	15	18,737	17,829	17,799
PROVISIONS	25	8,355	8,407	8,441
Pensions and other post-retirement obligations		1,656	1,731	2,225
Other long term employee benefits		993	915	880
Taxes and other legal contingencies		2,989	2,717	2,715
Contingent liabilities and commitments		713	710	702
Other provisions		2,004	2,334	1,919
TAX LIABILITIES		9,568	9,598	9,932
Current tax liabilities		3,664	3,322	3,846
Deferred tax liabilities	27	5,904	6,276	6,086
OTHER LIABILITIES	26	15,937	16,344	17,598
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		62,995	—	—
TOTAL LIABILITIES		1,754,767	1,729,754	1,692,821

Annual report 2025    622

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED BALANCE SHEETS AS OF 31 DECEMBER 2025, 2024 AND 2023
EUR million

EQUITY	Note	2025	2024	2023
SHAREHOLDERS´ EQUITY	30	141,144	135,196	130,443
CAPITAL	31	7,345	7,576	8,092
Called up paid capital		7,345	7,576	8,092
Unpaid capital which has been called up		—	—	—
SHARE PREMIUM	32	36,792	40,079	44,373
EQUITY INSTRUMENTS ISSUED OTHER THAN CAPITAL	34	—	—	720
Equity component of the compound financial instrument		—	—	—
Other equity instruments issued		—	—	720
OTHER EQUITY	34	273	217	195
ACCUMULATED RETAINED EARNINGS	33	91,959	82,326	74,114
REVALUATION RESERVES	33	—	—	—
OTHER RESERVES	33	(7,532)	(5,976)	(5,751)
Reserves or accumulated losses in joint venture investments		1,643	1,831	1,762
Others		(9,175)	(7,807)	(7,513)
(-) OWN SHARES	34	(96)	(68)	(1,078)
PROFIT OR LOSS ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT		14,101	12,574	11,076
(-) INTERIM DIVIDENDS	4	(1,698)	(1,532)	(1,298)
OTHER COMPREHENSIVE INCOME OR LOSS	29	(37,974)	(36,595)	(35,020)
Items that will not be reclassified to profit or loss		(4,121)	(4,757)	(5,212)
Items that may be reclassified to profit or loss		(33,853)	(31,838)	(29,808)
NON-CONTROLLING INTEREST	28	9,578	8,726	8,818
Other comprehensive income or loss		(1,947)	(2,020)	(1,559)
Other items		11,525	10,746	10,377
TOTAL EQUITY		112,748	107,327	104,241
TOTAL LIABILITIES AND EQUITY		1,867,515	1,837,081	1,797,062
MEMORANDUM ITEMS: OFF BALANCE SHEET AMOUNTS	35
Loan commitments granted		321,234	302,861	279,589
Financial guarantees granted		17,449	16,901	15,435
Other commitments granted		148,118	134,493	113,273

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated balance sheet as of 31 December 2025.
Annual report 2025    623

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	(Debit) Credit
	Note	2025	2024	2023
Interest income	38	101,710	109,012	101,742
Financial assets at fair value through other comprehensive income		5,713	6,931	5,533
Financial assets at amortized cost		76,248	80,992	74,799
Other interest income		19,749	21,089	21,410
Interest expense	39	(59,362)	(65,225)	(61,092)
Interest income/(charges)		42,348	43,787	40,650
Dividend income	40	715	710	568
Income from companies accounted for using the equity method	13	665	687	591
Commission income	41	17,387	16,834	15,644
Commission expense	42	(4,411)	(4,458)	(4,149)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	43	127	(117)	96
Financial assets at amortized cost		(89)	(190)	(3)
Other financial assets and liabilities		216	73	99
Gain or losses on financial assets and liabilities held for trading, net	43	1,017	1,344	2,316
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		1,017	1,344	2,316
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	43	1,106	495	198
Reclassification of financial assets at fair value through other comprehensive income		—	—	—
Reclassification of financial assets at amortized cost		—	—	—
Other gains (losses)		1,106	495	198
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	43	(307)	691	(92)
Gain or losses from hedge accounting, net	43	12	14	69
Exchange differences, net	44	407	(216)	(22)
Other operating incomeA	45	1,583	846	1,137
Other operating expenses	45	(2,070)	(2,258)	(2,766)
Income from insurance and reinsurance contracts		476	470	460
Expenses from insurance and reinsurance contracts		(385)	(449)	(449)
Annual report 2025    624

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	(Debit) Credit
	Note	2025	2024	2023
Total income		58,670	58,380	54,251
Administrative expenses		(21,533)	(21,970)	(21,546)
Staff costs	46	(13,633)	(13,825)	(13,275)
Other general administrative expenses	47	(7,900)	(8,145)	(8,271)
Depreciation and amortisation cost	16 and 18	(3,178)	(3,179)	(3,086)
Provisions or reversal of provisions, net	25	(2,729)	(3,465)	(2,410)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes		(12,546)	(12,136)	(12,298)
Financial assets at fair value through other comprehensive income		(29)	1	(24)
Financial assets at amortized cost	10	(12,517)	(12,137)	(12,274)
Impairment or reversal of impairment of investments in subsidiaries, joint ventures and associates, net	17 and 18	—	—	—
Impairment or reversal of impairment on non-financial assets, net		(251)	(624)	(237)
Tangible assets	16	(129)	(382)	(135)
Intangible assets	17 and 18	(112)	(231)	(73)
Others		(10)	(11)	(29)
Gain or losses on non-financial assets and investments, net	48	—	368	312
Negative goodwill recognized in results		22	—	39
Gains or losses on non-current assets held for sale not classified as discontinued operations	49	226	(27)	(20)
Operating profit/(loss) before tax		18,681	17,347	15,005
Tax expense or income from continuing operations	27	(4,723)	(4,844)	(3,880)
Profit/(loss) from continuing operations		13,958	12,503	11,125
Profit/(loss) after tax from discontinued operations	37	1,542	1,241	1,058
Profit/(loss) for the year		15,500	13,744	12,183
Profit/(loss) attributable to non-controlling interests	28	1,399	1,170	1,107
Profit/(loss) attributable to the parent		14,101	12,574	11,076
Earnings/(losses) per share
Basic	4	0.905	0.771	0.654
Diluted	4	0.900	0.768	0.651

A. Includes EUR -486 million at 31 December 2025 (EUR -1,225 and EUR -1,016 at 31 December 2024 and 2023, respectively) derived from the net loss generated in Argentina as a result of the application of IAS 29 Financial reporting in hyperinflationary economies.
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated income statement for the year ended 31 December 2025.

Annual report 2025    625

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million
	Note	2025	2024	2023
CONSOLIDATED PROFIT/(LOSS) FOR THE YEAR		15,500	13,744	12,183
OTHER RECOGNISED INCOME AND EXPENSE		(1,858)	(2,339)	614
Items that will not be reclassified to profit or loss	29	100	219	(964)
Actuarial gains and losses on defined benefit pension plans		(73)	(584)	(1,038)
Non-current assets held for sale		10	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates		1	(3)	(5)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income		245	447	(162)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	36	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)		(76)	20	(29)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)		76	(20)	29
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk		(160)	277	(120)
Income tax relating to items that will not be reclassified		77	82	361
Items that may be reclassified to profit or loss	29	(1,958)	(2,558)	1,578
Hedges of net investments in foreign operations (effective portion)	36	195	420	(1,888)
Revaluation gains (losses)		195	420	(1,888)
Amounts transferred to income statement		—	—	—
Other reclassifications		—	—	—
Exchanges differences		(3,399)	(3,047)	1,017
Revaluation gains (losses)		(3,399)	(3,047)	1,009
Amounts transferred to income statement		—	—	8
Other reclassifications		—	—	—
Cash flow hedges (effective portion)	36	867	558	2,592
Revaluation gains (losses)		158	(698)	(30)
Amounts transferred to income statement		709	1,256	2,622
Transferred to initial carrying amount of hedged items		—	—	—
Other reclassifications		—	—	—
Hedging instruments (items not designated)	36	(14)	—	—
Revaluation gains (losses)		(1)	—	—
Amounts transferred to income statement		(13)	—	—
Other reclassifications		—	—	—
Debt instruments at fair value with changes in other comprehensive income		613	(493)	858
Revaluation gains (losses)	29	715	(447)	852
Amounts transferred to income statement		(102)	(46)	6
Other reclassifications		—	—	—
Non-current assets held for sale		274	—	—
Revaluation gains (losses)		267	—	—
Amounts transferred to income statement		7	—	—
Other reclassifications		—	—	—
Share of other recognised income and expense of investments		20	(108)	19
Income tax relating to items that may be reclassified to profit or loss		(514)	112	(1,020)
Total recognised income and expenses for the year		13,642	11,405	12,797
Attributable to non-controlling interests		1,452	709	1,401
Attributable to the parent		12,190	10,696	11,396
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of recognised income and expense for the year ended 31 December 2025.
Annual report 2025    626

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2024	7,576	40,079	0	217	82,326
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2025	7,576	40,079	—	217	82,326
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(231)	(3,287)	—	56	9,633
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(231)	(3,287)	—	—	—
Dividends	—	—	—	—	(1,643)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	11,276
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(67)	—
Others increases or (-) decreases in equity	—	—	—	123	—
Balance at 31 December 2025	7,345	36,792	—	273	91,959
The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2025.
Annual report 2025    627

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
—	—	—	14,101	—	(1,911)	53	1,399	13,642
—	(1,556)	(28)	(12,574)	(166)	532	20	(620)	(8,221)
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	231	3,287	—	—	—	—	(8)	(8)
—	—	—	—	(1,698)	—	—	(896)	(4,237)
—	—	(4,081)	—	—	—	—	—	(4,081)
—	34	766	—	—	—	—	—	800
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(766)	—	(12,574)	1,532	532	20	(20)	—
—	—	—	—	—	—	—	(5)	(5)
—	—	—	—	—	—	—	—	(67)
—	(1,055)	—	—	—	—	—	309	(623)
—	(7,532)	(96)	14,101	(1,698)	(37,974)	(1,947)	11,525	112,748
Annual report 2025    628

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2023	8,092	44,373	720	195	74,114
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2024	8,092	44,373	720	195	74,114
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(516)	(4,294)	(720)	22	8,212
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	(751)	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(516)	(4,294)	—	—	—
Dividends	—	—	—	—	(1,485)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	9,697
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(62)	—
Others increases or (-) decreases in equity	—	—	31	84	—
Balance at 31 December 2024	7,576	40,079	—	217	82,326

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2025.
Annual report 2025    629

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241
—	—	—	12,574	—	(1,878)	(461)	1,170	11,405
—	(225)	1,010	(11,076)	(234)	303	—	(801)	(8,319)
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	(590)	(1,341)
—	—	—	—	—	—	—	—	—
—	516	4,294	—	—	—	—	(93)	(93)
—	—	—	—	(1,532)	—	—	(660)	(3,677)
—	—	(4,038)	—	—	—	—	—	(4,038)
—	8	754	—	—	—	—	—	762
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(215)	—	(11,076)	1,298	303	—	(7)	—
—	—	—	—	—	—	—	(8)	(8)
—	—	—	—	—	—	—	—	(62)
—	(534)	—	—	—	—	—	557	138
—	(5,976)	(68)	12,574	(1,532)	(36,595)	(2,020)	10,746	107,327
Annual report 2025    630

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED 31 DECEMBER 2025, 2024 AND 2023
EUR million

	Capital	Share premium	Equity instruments issued (not capital)	Other equity instruments	Accumulated retained earnings
Balance at 31 December 2022	8,397	46,273	688	175	66,702
Adjustments due to errors	—	—	—	—	—
Adjustments due to changes in accounting policies	—	—	—	—	—
Opening balance at 1 January 2023	8,397	46,273	688	175	66,702
Total recognised income and expense	—	—	—	—	—
Other changes in equity	(305)	(1,900)	32	20	7,412
Issuance of ordinary shares	—	—	—	—	—
Issuance of preferred shares	—	—	—	—	—
Issuance of other financial instruments	—	—	—	—	—
Maturity of other financial instruments	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—
Capital reduction	(305)	(1,900)	—	—	—
Dividends	—	—	—	—	(963)
Purchase of equity instruments	—	—	—	—	—
Disposal of equity instruments	—	—	—	—	—
Transfer from equity to liabilities	—	—	—	—	—
Transfer from liabilities to equity	—	—	—	—	—
Transfers between equity items	—	—	—	—	8,375
Increases (decreases) due to business combinations	—	—	—	—	—
Share-based payment	—	—	—	(60)	—
Others increases or (-) decreases in equity	—	—	32	80	—
Balance at 31 December 2023	8,092	44,373	720	195	74,114

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of changes in total equity for the year ended 31 December 2025.
Annual report 2025    631

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

						Non-controlling interest
Revaluation reserves	Other reserves	(-) Own shares	Profit attributable to shareholders of the parent	(-) Interim dividends	Other comprehensive income	Other comprehensive income	Other items	Total
—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(5,454)	(675)	9,605	(979)	(35,628)	(1,856)	10,337	97,585
—	—	—	11,076	—	320	294	1,107	12,797
—	(297)	(403)	(9,605)	(319)	288	3	(1,067)	(6,141)
—	—	—	—	—	—	—	1	1
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	305	1,900	—	—	—	—	—	—
—	—	—	—	(1,298)	—	—	(748)	(3,009)
—	—	(3,109)	—	—	—	—	—	(3,109)
—	13	806	—	—	—	—	—	819
—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—	—
—	(37)	—	(9,605)	979	288	3	(3)	—
—	—	—	—	—	—	—	(364)	(364)
—	—	—	—	—	—	—	—	(60)
—	(578)	—	—	—	—	—	47	(419)
—	(5,751)	(1,078)	11,076	(1,298)	(35,020)	(1,559)	10,377	104,241

Annual report 2025    632

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2025, 2024 AND 2023
EUR million
	Note	2025	2024	2023
A. CASH FLOWS FROM OPERATING ACTIVITIES		(14,835)	(24,155)	5,015
Profit or loss for the year		15,500	13,744	12,183
Adjustments made to obtain the cash flows from operating activities		31,347	28,361	26,948
Depreciation and amortisation cost		3,178	3,179	3,086
Other adjustments		28,169	25,182	23,862
Net increase/(decrease) in operating assets		119,257	117,996	74,982
Financial assets held-for-trading		25,776	62,460	18,332
Non-trading financial assets mandatorily at fair value through profit or loss		1,867	31	286
Financial assets at fair value through profit or loss		146	(1,850)	874
Financial assets at fair value through other comprehensive income		(6,733)	10,225	(4,470)
Financial assets at amortized cost		97,964	45,995	60,525
Other operating assets		237	1,135	(565)
Net increase/(decrease) in operating liabilities		62,529	57,616	46,080
Financial liabilities held-for-trading		20,654	34,256	5,450
Financial liabilities designated at fair value through profit or loss		5,858	(3,854)	(11)
Financial liabilities at amortized cost		35,719	34,164	40,138
Other operating liabilities		298	(6,950)	503
Income tax recovered/(paid)		(4,954)	(5,880)	(5,214)
B. CASH FLOWS FROM INVESTING ACTIVITIES		534	(3,712)	(5,366)
Payments		7,925	11,355	15,056
Tangible assets	16	5,854	8,494	11,446
Intangible assets	18	1,805	2,104	2,197
Investments	13	79	686	139
Subsidiaries and other business units		187	71	1,274
Non-current assets held for sale and associated liabilities		—	—	—
Other payments related to investing activities		—	—	—
Proceeds		8,459	7,643	9,690
Tangible assets	16	5,206	5,966	7,074
Intangible assets	18	—	—	—
Investments	13	749	681	814
Subsidiaries and other business units		54	8	885
Non-current assets held for sale and associated liabilities	12	2,450	988	917
Other proceeds related to investing activities		—	—	—
C. CASH FLOW FROM FINANCING ACTIVITIES		(14,203)	(5,510)	(2,058)
Payments		17,743	14,045	10,187
Dividends	4	3,341	3,017	2,261
Subordinated liabilities	23	8,822	4,096	2,931
Redemption of own equity instruments		—	751	—
Acquisition of own equity instruments		4,081	4,038	3,109
Other payments related to financing activities		1,499	2,143	1,886
Proceeds		3,540	8,535	8,129
Subordinated liabilities	23	2,287	7,001	7,007
Issuance of own equity instruments		—	—	—
Disposal of own equity instruments		815	765	825
Other proceeds related to financing activities		438	769	297
Annual report 2025    633

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 2025, 2024 AND 2023
EUR million
	Note	2025	2024	2023
D. EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(8,908)	5,243	(322)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(37,412)	(28,134)	(2,731)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		192,208	220,342	223,073
G. CASH AND CASH EQUIVALENTS AT END OF THE YEAR		154,796	192,208	220,342
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF THE YEAR
Cash		7,357	9,253	8,621
Cash equivalents at central banks		135,330	170,914	199,932
Other financial assets		9,594	12,041	11,789
Less, bank overdrafts refundable on demand		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE YEAR		152,281	192,208	220,342
In which, restricted cash		—	—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	12	2,515	—	—

The accompanying notes 1 to 55 and appendices are an integral part of the consolidated statement of cash flows for the year ended 31 December 2025.

Annual report 2025    634

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Notes to the consolidated financial statements
Annual report 2025    635

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Banco Santander, S.A., and Companies composing Grupo Santander
Notes to the consolidated financial statements (consolidated annual accounts) for the year ended 31 December 2025.
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
At 31 December 2025, Grupo Santander consisted of 755 subsidiaries of Banco Santander, S.A. In addition, other 191 companies are associates of the Group, joint ventures or companies of which the Group holds more than 5% (excluding the Group companies of negligible interest with respect to the fair presentation that the annual accounts must express).
Grupo Santander consolidated financial statements for 2023 were approved by the shareholders at the group´s annual general meeting on 22 March 2024. Grupo Santander consolidated financial statements for 2024 were approved by the shareholders at the group´s annual general meeting on 4 April 2025. The Group's 2025 consolidated financial statements, the financial statements of the parent and of substantially all the Group companies have not been approved yet by their shareholders at the respective annual general meetings. However, Banco Santander board of directors considers that the aforementioned financial statements will be approved without any significant changes.
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
Particularly, during 2025 and 2023, the Bank of Spain published Circulars 1/2025 of 19 December of 2025, and 1/2023 of 24 February of 2023, amending Circular 4/2017 of 27 November to credit institutions on Public and Confidential Financial Reporting Standards and Financial Statement Formats.
Grupo Santander consolidated financial statements for 2025 were authorised by the Bank's directors (at the board meeting on 24 February 2026) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain circular 4/2017 and subsequent modifications, and Spanish corporate and commercial law applicable to the Group, using the basis of consolidation, accounting policies and measurement bases set forth in note 2, accordingly, they present fairly the Group's equity and financial position at 31 December 2025, 2024 and 2023 and the consolidated results of its operations and the consolidated cash flows in 2025, 2024 and 2023. These consolidated annual accounts have been prepared on the basis of the accounting records held by Banco Santander and by each of the other companies of the Group, and include the adjustments and reclassifications required to standardise the accounting policies and valuation criteria applied by Grupo Santander. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board ('IFRS – IASB' and together with IFRS adopted by the European Union, 'IFRS').
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

Annual report 2025    636

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Adoption of new standards and interpretations issued
The following modifications came into force and were adopted by the European Union in 2025:
•IAS 21 Effects of changes in foreign currency exchange rates: IAS 21 established the requirements to apply when there is a temporary lack of interchangeability between two currencies, but did not give indications when this situation was not temporary. Given this scenario, IAS 21 has been modified establishing the criteria to identify these situations, specifying how entities should estimate the spot exchange rate, the methodologies and data to be considered, as well as the associated disclosure requirements. This modification was applied in advance by the Group on 31 December 2024. For more information, see Note 2.a.iv.
The application of the aforementioned amendment to accounting standards and interpretations did not have any material effects on Grupo Santander consolidated financial statements.
Likewise, at the date of approval of these consolidated annual accounts, the following standards which effectively came into force have effective dates after 31 December 2025:
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
•IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements, (i) improves the comparability of the income statement by defining its structure into three categories (operating, investing, and financing) and presenting defined subtotals, including operating profit; (ii) breaks down in the financial statements certain management-defined performance measures related to the income statement; and (iii) improves the aggregation of information for disclosure in the financial statements or notes. The new standard will be applicable from 1 January 2027.
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
Finally, at the date of approval of these consolidated annual accounts, the following standards which effectively come into force after 31 December 2025 had not yet been adopted by the European Union:
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
•IFRS 19 Subsidiaries without Public Accountability: Disclosures: these new amendments help eligible subsidiaries reduce disclosures related to IFRS standards and amendments issued between February 2021 and May 2024. With these amendments, IFRS 19 reflects the IFRS changes that will take effect up to 1 January 2027, when IFRS 19 will become applicable.
•Amendments to IAS 21 The effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency: establishes how to translate financial statements when the presentation currency is subject to hyperinflation. Requires converting all amounts, including comparatives, at the closing exchange rates and restating them in accordance with IAS 29. Furthermore, introduces additional disclosures to enhance comparability and reduce diversity in practice. Applicable from 1 January 2027, with early application permitted.
Grupo Santander is currently analyzing the possible effects of these new standards and interpretations, and unless expressly indicated otherwise, no significant impacts are expected from their application.
Annual report 2025    637

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
During 2025, the Group completed the project to adapt its accounting policies relating to hedging transactions to the hedge accounting requirements set out in IFRS 9 (see Note 2.d.v). The main impacts of this change on the accounting for hedging relationships are primarily due to: (i) the mandatory separation of the time value of options (when the hedged risk is the intrinsic value); (ii) and the optional separation of the forward element of foreign exchange forward contracts for all hedges, as well as (iii) the separation of the foreign currency basis spread of a foreign exchange derivative for each hedging relationship. The application of these options to hedges designated before 31 December 2024 did not have a material impact on the Group's consolidated statement of financial position or consolidated profit or loss.
All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2025 were applied in the preparation of these consolidated annual accounts.
c) Use of accounting estimates
The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by Banco Santander in preparing the consolidated financial statements.
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
•The measurement of the impairment in goodwill arising on consolidation (see Note 17).
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
•The measurement of assets under reinsurance contracts and liabilities under insurance contracts (see Note 15).
To update the previous estimates, the Group's management has taken into account the current macroeconomic scenario, characterized by persistent geopolitical tensions and changing financial conditions, as well as the evolution of monetary and fiscal policies in major economies. The analysis also considers developments in interest rates, credit spreads, and currency movements, along with labor market trends in the geographies where the Group operates.
The Group's management has evaluated in particular the uncertainties caused by the current environment in relation to credit risk, maintaining active oversight of clients in geographies and sectors more exposed to international trade tensions, global geopolitical uncertainty and the impact of public debt containment policies or fiscal stimulus measures, liquidity and market risks, taking into account the best available information, to estimate the impact on the credit portfolio's impairment provision, and in the debt instruments' interest rates and valuation, developing in the notes the main estimates made during the period ended December 31, 2025 (see notes 10, 17, 50 and 54).
Although these estimates have been made on the basis of the best information available at the end of the year 2025, and considering information updated at the date of preparation of these consolidated annual accounts, it is possible that events that may take place in the future may make it necessary to modify them (upwards or downwards) in the coming years, which would be done, if appropriate, in a prospective manner, recognising the effects of the change in estimate in the corresponding consolidated income statement.
d) Information relating to 2024 and 2023
The information in the consolidated income statement from 2024 and 2023 has been restated, as a result of the agreement for the sale of Santander Bank Polska S.A. by Grupo Santander, as required by IFRS 5 (see, mainly, Notes 3 and 37, as well as the rest of the notes of the profit and loss account).
Additionally, the segment information corresponding to the years ended 31 December 2024 and 2023 has been restated, in accordance with the changes in the segments' composition of Grupo Santander, as required by IFRS 8 (see note 52).
In order to interpret the changes in the balances with respect to 31 December 2025, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by Grupo Santander in view of its geographic diversity (see note 52.b) and the impact of the appreciation/depreciation of the various currencies against the euro in 2025, based on the exchange rates at the end of 2025: Mexican peso (2.05%), US dollar (-11.62%), Brazilian real (-0.47%), Argentinian peso (-37.23%), Sterling pound (-4.99%), Chilean peso (-2.57%), and Polish zloty (1.30%); as well as the evolution of the comparable average rates: Mexican peso (-8.95%), US dollar (-4.15%), Brazilian real (-7.86%), Sterling pound (-1.20%), Chilean peso (-4.90%) and Polish zloty (1.56%).
Annual report 2025    638

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
e) Capital management
i. Regulatory and economic capital
Credit institutions must comply with a set of minimum capital and liquidity requirements. These minimum requirements are regulated by the European Capital Requirements Regulation (CRR), which is directly applicable within the Spanish legal framework, and by the Capital Requirements Directive (CRD).
On 19 June 2024, the final texts of the update to the banking package were published in the Official Journal of the European Union: Regulation (EU) 2024/1623 (hereinafter, CRR 3), which amends the CRR with regard to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the floor on risk-weighted assets (known as the output floor), as well as Directive (EU) 2024/1619 (hereinafter, CRD VI), which amends the CRD as regards supervisory powers, sanctions, third-country branches, and environmental, social and governance risks.
The update to the banking package aims, on the one hand, to implement the final Basel III reforms and, on the other, to strengthen the harmonisation of banking supervision within the European Union (EU).
CRR 3, applicable since 1 January 2025, introduce greater risk sensitivity into standardised approaches, reduce the variability of risk-weighted assets among banks using internal models to calculate capital requirements, and enhance comparability across banks.
Under CRD VI, the ambition to achieve more robust supervision and to safeguard financial stability is reflected in a set of rules affecting fit-and-proper requirements, an extended scope resulting from the revision of certain definitions, and new provisions regarding the establishment of third-country branches in the EU, with the aim of achieving greater regulatory harmonisation and improved supervision of this type of entity.
Although most CRR 3 provisions apply since 1 January 2025, for certain provisions the regulator has established a gradual implementation (phase-in) period until 2030 in order to give the industry sufficient time to build up the capital required to meet the requirements on a fully loaded basis.
Regarding Market Risk, the European Commission and the European Parliament have approved an additional 12-month delay to the entry into force of the new market risk capital framework, or FRTB, until 1 January 2027. Beyond this date, the CRR 3 does not allow for any further delay, as postponements are limited to two years. This delay also covers other provisions, such as the separation between the trading book and the banking book, the internal risk transfer regime, etc.
The CRR 3/CRD VI package contains 140 mandates for the EBA to develop Level 2 or Level 3 legislation (regulatory technical standards, implementing technical standards and guidelines—RTS, ITS and GL, for their acronyms) and to issue opinions and reports to further specify certain aspects of the regulation. In this context, the EBA published its roadmap (EBA Roadmap) at the end of 2023, structuring the implementation of the banking package around four sequential phases, under which the authority will address the various mandates in an orderly manner based on their latest legal application dates (up to four years after the entry into force of CRR 3 and CRD VI). In addition, at the end of 2024, the EBA published its 2025 work programme, setting out the guidelines for addressing these mandates during the year. This has resulted in the publication of various consultations throughout the year on RTS, ITS and Guidelines, such as, for example:
–Regulatory Technical Standards (RTS) on off-balance-sheet exposures and unconditionally cancellable commitments
–Regulatory Technical Standards (RTS) on material changes to IRB models and model extensions
–Revision of the Guidelines on the revised definition of default
–Regulatory Technical Standards (RTS) and Implementing Technical Standards (ITS) on operational risk
In its 2025 Work Programme, the EBA undertook, among other initiatives, the revision of the SREP Guidelines, the consultation for which was published on 24 October, with the aim of updating them based on three pillars: legislative changes (CRR 3 and CRD VI, IRRBB/CSRBB, DORA, etc.), lessons learned, and structural changes intended to improve the usability of the Guidelines. The consultation period was set to run until early February 2026, and following the conclusion of the consultation process, the Guidelines are expected to enter into force on 1 January 2027.
On 28 July 2025, the ECB published a revised version of its Guide to Internal Models, with the objective of reflecting the regulatory changes introduced by CRR 3 in relation to internal models for credit, counterparty credit and market risk; clarifying supervisory expectations for internal models that make use of machine learning; and enhancing transparency and supervisory harmonisation. This revision builds on the experience accumulated by the ECB since the first publication of the Guide in 2019.
On 25 July 2025, the ECB also published the final Guide on Options and Discretions, following a consultation process launched in November 2024. The Guide introduces clarifications and adjustments to the treatment of market risk and operational risk, as well as to the conditions under which minority interests may be included in group capital, among other aspects.

Annual report 2025    639

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Regarding resolution regulation, institutions are required to maintain an adequate funding structure to ensure that, in the event of financial distress, they hold sufficient liabilities to absorb losses and either restore viability or be resolved while safeguarding depositor protection and financial stability. To this end, global systemically important institutions are subject to minimum loss-absorbing capacity requirements, namely Total Loss-Absorbing Capacity (TLAC) and the Minimum Requirement for own funds and Eligible Liabilities (MREL), as regulated under CRR 3 and the Bank Recovery and Resolution Directive (BRRD).
On 25 October 2022, a regulation on the prudential treatment of global systemically important institutions was published, amending both the CRR and the BRRD with respect to the prudential treatment of G-SIBs with a multiple point of entry (MPE) resolution strategy, as well as the methods for the indirect subscription of eligible instruments (daisy chains) for the purpose of meeting MREL requirements. This regulation, known as the Resolution 'Quick Fix', pursues two main objectives:
•The inclusion in the BRRD and CRR 3 of references to third-country subsidiaries allowing for adjustments to the deduction for holdings of TLAC instruments issued by such subsidiaries, based on excess TLAC/MREL at subsidiary level, as well as adjustments in cases where the aggregate own funds and eligible liabilities requirements of a G-SIB under an MPE strategy exceed the theoretical requirements of the same group under a single point of entry (SPE) strategy. This adjustment is therefore based on a comparison between the two possible resolution strategies.
•The introduction of a deduction regime for holdings of MREL instruments through entities within the same resolution group other than the resolution entity. The Regulation establishes a deduction at the level of the intermediate entity within the daisy chain that repurchases the instruments. As a result, the intermediate entity is required to issue an equivalent amount, thereby transferring internal MREL needs to the resolution entity, which will cover them with external MREL.
In this context, in 2025 the EBA published the Final Report on the draft Implementing Technical Standards (ITS) on resolution planning, aimed at further harmonising reporting requirements.
Regarding Deposit Guarantee Schemes (DGS), these are regulated under the Deposit Guarantee Schemes Directive (DGSD), which has not undergone substantial amendments since its publication in 2014. The Directive aims to harmonise DGS across Member States to ensure stability and consistency across countries. It establishes an appropriate framework to improve depositor access to DGS through a clear scope of coverage, short repayment periods, enhanced information, and robust funding requirements. The Directive has been transposed into Spanish law through Royal Decree 2606/1996, as amended by Royal Decree 1041/2021.
To ensure the protection of depositors, DGS collect financial resources through contributions from their members, which must be paid at least annually. These annual contributions are determined based on the number of covered deposits and the risk profile of the institutions affiliated with the DGS. The methodology for calculating contributions is set out in the EBA Guidelines (EBA/GL/2023/02).
In June 2025, the Council and the European Parliament reached a political agreement, which still needs to be finalized at a technical level as a prerequisite for its final formal approval.
Within the sustainability field from a prudential perspective, the implementation of the CRR 3/CRD VI package has progressed, introducing specific requirements to integrate environmental, social and governance (ESG) risks into the prudential framework. With the aim of assessing whether a specific prudential treatment is warranted, the CRR establishes three mandates: to assess the availability of ESG risk data; to evaluate the effective risk profile of exposures affected by environmental or social factors; and to analyse the potential effects on financial stability of differentiated prudential treatment, with a view to possible legislative proposals by 31 December 2026.
In addition, the CRR 3/CRD VI package introduces disclosure requirements on ESG risks, reporting of ESG risk exposures to competent authorities, and an obligation for institutions to develop specific plans for managing financial risks arising from ESG factors, including those related to transition trends.
In this context, the EBA published in January 2025 the Guidelines on the Management of ESG Risks, fulfilling the CRD VI mandate to structurally integrate ESG risks into the European prudential framework. These Guidelines set out minimum standards and reference methodologies for the identification, measurement, management and monitoring of ESG risks, as well as their proper integration into internal governance processes, risk appetite frameworks and strategic planning. The Guidelines also specify minimum requirements for the development of transition plans, which must include metrics, quantifiable targets and time-bound milestones aligned with institutions’ sustainability strategies and prudential requirements. Their application will be mandatory from 11 January 2026, consolidating a prudential framework that strengthens the systematic consideration of ESG risks in supervisory and risk management processes.
At the international level, the Basel Committee on Banking Supervision (BCBS) has continued to advance work on ESG-related standards. In June 2025, the Committee published a voluntary framework for the disclosure of climate-related financial risks, aimed at guiding internationally active banks in the provision of qualitative and quantitative information on their exposures to physical and transition risks. The framework acknowledges the still nascent state of climate data availability, consistency and quality, and therefore adopts a flexible approach that allows for the use of different metrics and methodologies. While its adoption will depend on jurisdictional decisions, the Committee considers this framework an important step towards enhancing transparency and international comparability of climate risk disclosures and intends to monitor its implementation with a view to potential future revisions.
In the digital field, due to the increase in international crypto assets activities, the EU is moving forward with the integration of Basel standards on crypto-assets through the mandate set out in CRR 3, which will enable the establishment of a harmonised prudential treatment once the legislative process is completed. In fulfilment of the CRR 3 mandate, the EBA has finalised and published the draft Regulatory Technical Standards (RTS) applicable to the calculation of own funds requirements for crypto-asset exposures.

Annual report 2025    640

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
At 31 December 2025 Grupo Santander met the minimum capital requirements established by current legislation (see note 54.d). Additionally, it should be noted that the Group has filed an appeal with the Court of Justice of the European Union (CJEU) requesting the annulment of a decision by the European Central Bank (ECB) related to the treatment of deferred tax assets generated at Banco Santander Brasil, which, if resolved favourably, would have a positive impact of approximately 20 basis points on the Group's CET1, using the amounts at the end of the year.
f) Environmental impact
In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results (see note 54.a).
g) Events after the reporting period
On 9 January 2026, after obtaining the necessary regulatory approvals and fulfilling the conditions for closing, the Group completed the sale of 49% of the share capital of Santander Bank Polska S.A. and 50% of the share capital of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) to Erste Group Bank AG for a total cash amount of approximately EUR 7,000 million. The transaction generated a net capital gain of approximately EUR 1,900 million, which will be recognized in the consolidated income statement for the 2026 financial year. Santander holds the 9.7% of Santander Polska's share capital.
The transaction resulted in the loss of effective control over the entity, and therefore, effective as of 9 January 2026, Santander Bank Polska S.A. will cease to be consolidated using the global integration method in the Group's consolidated financial statements from that date forward.
Additionally, on 3 February 2026, Banco Santander, S.A. ('Santander') announced that it had reached an agreement to acquire Webster Financial Corporation ('Webster'), the parent company of Webster Bank, N.A., for approximately USD 12,200 million (around EUR 10,300 million). Webster shareholders will receive USD 48.75 in cash and 2.0548 Santander shares for each Webster share, resulting in a total consideration of USD 75 per Webster share. Completion of the transaction is expected to take place in the second half of 2026 subject to the customary conditions for this type of operations, including obtaining the relevant regulatory approvals and the approvals of both Webster's and Santander's shareholders.

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
Annual report 2025    641

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
In 2024, Grupo Santander decided to apply an alternative exchange rate for the conversion of its Argentine business in the preparation of its consolidated annual accounts. This decision stemmed from the divergence observed between the official exchange rate and certain macroeconomic variables, primarily inflation, coupled with the fact that for certain transactions, such as the repatriation of dividends, the exchange rate implied in orderly transactions between market participants did not correspond to the official exchange rate. As of 31 December 2024, the alternative exchange rate used was based on the CCL dollar ('contado con liquidación'), which is the exchange rate resulting from the sale in US dollars of local bonds denominated in Argentine pesos (bonds with dual peso dollar/denomination). At that date, this rate did not differ significantly from other market rates.
From the second quarter of 2025, and considering the liberalization of the foreign exchange market and the elimination of restrictions on the purchase of foreign currency by individuals, and the value of this CCL dollar exchange rate did not differ significantly from other market rates and the official exchange rate, Grupo Santander started using the official exchange rate as a reference once again.
Inflation during 2025, according to the national consumer price index published by the National Statistics and Census Institute, was 31.5% for the year (117.8% at 31 December 2024). The official exchange rate as 31 December 2025 was 1,706.38 Argentine pesos per euro (1,071.16 Argentine pesos per euro at 31 December 2024). The exchange rate applied by the Group as at 31 December 2024 was 1,232.39 Argentine pesos per euro.
Annual report 2025    642

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
At 31 December 2025, no other country in which the consolidated and associated entities of Grupo Santander are located is considered to have a hyperinflationary economy in accordance with the criteria established in this regard by the International Financial Reporting Standards adopted by the European Union.
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
The estimated effect on the consolidated equity attributable to Grupo Santander and on consolidated profit and loss account of a 1% appreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2025	2024	2023	2025	2024	2023
US dollar	(135.0)	(168.4)	(136.9)	(2.5)	(3.9)	(3.4)
Chilean peso	(8.8)	(15.3)	(35.3)	(4.3)	(2.1)	(2.3)
Pound sterling	(88.1)	(96.5)	(79.1)	(7.6)	(4.4)	(3.1)
Mexican peso	(32.5)	(33.9)	(36.4)	(0.5)	(0.5)	(0.1)
Brazilian real	(141.2)	(144.1)	(175.7)	(0.8)	(4.3)	(6.5)
Polish zloty	(12.8)	(25.1)	(48.8)	—	(0.4)	—
Argentine peso	(21.3)	(18.3)	(7.5)	(3.7)	(6.6)	(4.2)
Similarly, the estimated effect on the Group’s consolidated equity and on consolidated profit and loss account of a 1% depreciation of the euro against the corresponding currency is as follows:

EUR million
	Effect on consolidated equity			Effect on consolidated profit
Currency	2025	2024	2023	2025	2024	2023
US dollar	137.8	171.8	139.7	2.5	4.0	3.4
Chilean peso	9.0	15.6	36.0	4.4	2.2	2.3
Pound sterling	89.9	98.4	80.7	7.7	4.5	3.1
Mexican peso	33.1	34.6	37.1	0.5	0.5	0.1
Brazilian real	144.0	147.0	179.3	0.9	4.3	6.6
Polish zloty	13.0	25.6	49.8	—	0.4	—
Argentine peso	21.7	18.7	7.7	3.8	6.7	4.2
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
The estimates used to obtain the foregoing data were performed considering the effects of the changes in the exchange rate in standalone basis not considering the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate variations were kept constant with respect to their positions at 31 December 2025, 2024 and 2023.

Annual report 2025    643

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
At 31 December 2025, apart from the structured consolidated entities, Grupo Santander does not control any company in which it maintains a percentage of direct participation in its share capital of less than 50% and in where other elements exist which, considered together, would grant give it decision-making power over its relevant activities.
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
There are certain investments in entities which, although Grupo Santander owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. As of 31 December 2024 and 2023, the investment in Project Quasar Investments 2017, S.L. was in this situation, despite maintaining a 49% stake in the share capital. The rest of the investments are not significant for the Group.
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
Annual report 2025    644

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
c) Classification of financial instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or an equity instrument of another entity.
The following transactions are not treated for accounting purposes as financial instruments:
•Investments in associates and joint venture when accounted for using the equity method in accordance with IAS 28 (see note 13).
•Rights and obligations under employee benefit plans recognized in accordance with IAS 19 (see note 25).
•Insurance contracts and the rights and obligations directly arising from them, within the scope of IFRS 17 (see note 15).
•Contracts and obligations relating to employee remuneration based on own equity instruments accounted for in accordance with IFRS 2 (see note 34).
i. Classification of financial assets for measurement purposes
Financial assets are classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Non-current assets held for sale' or they relate to 'Cash, cash balances at central banks and other deposits on demand', 'Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side)', 'Hedging derivatives and Investments', which are reported separately.
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
•The way in which business managers are remunerated.
•The frequency, the calendar and volume of sales in previous years, as well as expectations of future sales and the reasons of the sales.
Annual report 2025    645

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The analysis of the characteristics of the contractual cash flows of financial assets requires an assessment of the congruence of these flows with a basic loan agreement. The Group determines if the contractual cash flows of its financial assets that are only principal and interest payments on the outstanding principal amount at the beginning of the transaction. This analysis takes into consideration four factors (performance, contractual clauses, contractually linked products and currencies). Furthermore, among the most significant judgements used by the Group in carrying out this analysis, the following ones are included:
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
•When contractual clauses that may modify the cash flows of the financial asset exist, the structure of the cash flows before and after the activation of such clauses is analysed, regardless of the probability of occurrence of the contingent event. The evaluation of contractual flows of financial assets with characteristics associated with ESG (Environmental, Social and Governance) is included in this analysis.
•Financial assets whose cash flows have different priority for payment due to a contractual link to underlying assets (e.g. securitization instruments or similar structures) require a look-through analysis by the Group so as to review that both the financial asset and the underlying assets are only principal and interest payments and that the exposure to credit risk of analyzed segment does not exceed the average exposure of the underlying assets of the instrument.
Depending on these factors, the financial assets classify for measurement as: (i) at amortised cost, (ii) at fair value with changes in other comprehensive income or (iii) at fair value with changes through profit and loss. IFRS 9 also establishes an option to irrevocably designate an instrument at fair value with changes in profit or loss, when doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as 'accounting asymmetry') that would otherwise arise from measuring assets or liabilities or recognising gains and losses on different bases.
Grupo Santander uses the following criteria for the classification of the financial debt instruments:
•Amortised cost: financial instruments managed under a business model whose objective is to hold the financial assets to collect contractual principal and interest flows. This category includes instruments for which there are no frequent or significant unjustified sales and fair value is not a key element in the management of these assets and contractual conditions they give rise to cash flows on specific dates, which are only payments of principal and interest on the outstanding principal amount. In this sense, justified sales are considered to be those related to an (i) increase in the credit risk of the asset, (ii) unanticipated funding needs (stress case scenarios) and (iii) those close to maturity . Additionally, the characteristics of its contractual flows represent substantially a 'basic financing agreement'.
•Fair value with changes in other comprehensive income: financial instruments held in a business model whose objective is to collect principal and interest cash flows and the sale of these assets, where fair value is a relevant factor in their management. Additionally, the contractual cash flow characteristics substantially represent a 'basic financing agreement'.
•Fair value with changes in profit or loss: financial instruments included in a business model different from the above, where fair value is a key element in the management of these assets, and the contractual flows of the financial instruments do not substantially represent a 'basic financing agreement'. In this section it can be enclosed the portfolios classified under 'Financial assets held for trading', 'Non-trading financial assets mandatorily at fair value through profit or loss' and 'Financial assets at fair value through profit or loss'. In this regard, most of the financial assets presented in the category of 'Financial assets designated at value reasonable with change in results' are instruments financial services that, not being part of the portfolio of negotiation, are contracted jointly with other financial instruments that are recorded in the category of 'held for trading', and that by both are recorded at fair value with changes in results, so your record in any other category would produce accounting asymmetries.
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
•Cash, cash balances at Central Banks and other deposits on demand: cash balances and balances receivable on demand relating to deposits with central banks and other credit institutions.
•Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities or securitized, as well as the finance lease receivables and other debit balances of a financial nature in favour of the Group such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:
–Central banks: credit of any nature, including deposits and money market transactions received from the Bank of Spain or other central banks.
–Credit institutions: credit of any nature, including deposits and money market transactions, in the name of credit institutions.
–Customers: includes the remaining credit, including money market transactions through central counterparties.
Annual report 2025    646

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•Debt securities: bonds and other securities that represent a debt for their issuer, that that accrue interest or equivalent returns implemented in securities or in book entries.
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
iii. Classification of financial liabilities for measurement purposes
Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as 'Liabilities associated with non-current assets held for sale' or they relate to 'Hedging derivatives' or the changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.
In most cases, changes in the fair value of financial liabilities designated at fair value through profit or loss, caused by the entity's credit risk, are recognized in other comprehensive income, unless this treatment results in an accounting asymmetry, in which case the full effect is recognized in the profit or loss for the period.
Financial liabilities are included for measurement purposes in one of the following categories:
•Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated in accounting hedging relationships, and financial liabilities arising from the outright sale of financial assets temporarily acquired or received on loan (short positions).
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
•Deposits: includes all repayable balances received in cash by Grupo Santander, other than those instrumented as marketable securities and those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors), except for the debt instruments issued. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:
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
•Marketable debt securities: includes the amount of bonds, debentures and other debt represented by marketable securities, other than those having the substance of subordinated liabilities (amount of the loans received, which for credit priority purposes are after common creditors, and includes the amount of the financial instruments issued by the Group which, having the legal nature of capital, do not meet the requirements to qualify as equity, such as certain preferred shares issued). This item includes the component that has the consideration of financial liability of the securities issued that are compound financial instruments.
•Derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.
Annual report 2025    647

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.
•Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items (includes, among others, the balance of lease liabilities recognized in accordance with IFRS 16), and liabilities under financial guarantee contracts, unless they have been classified as non-performing.
•Repurchase agreements and reverse repurchase agreements: Sales of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognised in the consolidated balance sheet as financing received, based on the nature of the creditor, under 'Deposits from central banks', 'Deposits from credit institutions' or 'Customer deposits'. Differences between the purchase and sale prices is recorded as interest accrued over the life of the contract, using the effective interest rate method.
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
•The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (PPCC) -perpetual shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidated group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses are recognised for accounting purposes by the Group as compound instruments in accordance with IAS 32. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.
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
The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At 31 December 2025, there were no significant investments in quoted financial instruments that had ceased to be recognised at their quoted price because their market could not be deemed to be active.
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
Annual report 2025    648

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Adjustments due to changes in fair value arising from:
Annual report 2025    649

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
v. Hedging transactions
The objective of hedge accounting is to represent in the financial statements the effect of an entity's risk management activities when it uses financial instruments to manage exposures arising from specific risks that could affect profit or loss or other comprehensive income (in the case of investments in equity instruments for which the entity has opted to represent changes in the fair value of other comprehensive income).
As described in Note 1.b, the Group has adopted IFRS 9 for hedge accounting prospectively, while continuing to apply IAS 39 for fair value hedges in portfolios where the hedged risk is interest rate risk. This change has not resulted in any modifications to the accounting treatment of hedges designated under IAS 39, which remain unchanged in both their designation and accounting treatment.
For a hedging relationship to meet the requirements set out in IFRS 9, it must meet the following conditions:

1.    Instruments that can be designated as hedging instruments include all derivative financial instruments or non-derivative financial instruments measured at fair value through profit or loss, or a combination thereof. In the case of foreign exchange risk hedges, any type of non-derivative financial instrument can also be designated, regardless of its measurement method.
2. Items that can be designated as covered items are all those that are recognized assets or liabilities, firm commitments, highly probable anticipated transactions, and net investments abroad.
3.    At the start of coverage, a formal designation and documentation of the hedging relationship must be made, which will include the entity's risk management strategy and objective, identification of the hedging instrument and the covered item, the nature of the covered risk, the methodology for measuring effectiveness, which includes an analysis of the sources of ineffectiveness, and the coverage ratio.
The main sources of ineffectiveness based on the risk covered are:
a. Interest rate risk: mismatches in time horizons, principal, repricing and payment dates, time value of options, modifications in the hedged item or the hedging instrument.
b. Exchange rate risk: in addition to the above, the difference between the interest rates of the two currencies that represents the net cost or benefit of switching cash flows between two currencies with different interest rates.
4. The hedging relationship must be effective, for which there must be an economic relationship between the hedged item and the hedging instrument, credit risk must not have a dominant effect on changes in the value of the economic relationship between the hedging instrument and the hedged item, and the hedging ratio must coincide with that used by the entity in its management.
The Group assesses these effectiveness requirements, at the time of designation and on each submission date, through:
•The economic relationship between the hedged item and the hedging instrument is demonstrated through a qualitative test, and in the event of non-compliance, through quantitative tests that compare the market value of the hedged items—corresponding to the hedged risk—and the hedging instruments. Likewise, a quantitative analysis of variations in the market values of the hedging instrument and the hedged item is performed prospectively.
•The hedge ratio is determined based on the proportion between the amount of the hedged item and the amount of the instrument actually designated by the Group in each hedging relationship.
• The credit risk domain assessment is performed through an analysis of the credit exposure of the hedged items and the hedging instruments.
Annual report 2025    650

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Accounting hedges are classified and recorded according to the type of risk they cover, based on the following criteria:
•Fair value hedges: These are hedges against exposure to changes in the fair value of the hedged item, attributable to a specific risk.
The differences arising from both the hedging instruments and the hedged items (due to the hedged risk) are recognized directly in the consolidated profit and loss account.
When the fair value hedge is discontinued, the adjustments previously recorded in the hedged item are charged to profit or loss using the effective interest rate method recalculated at the date the hedge ceases to be covered, and must be fully amortized at maturity.
In fair value hedges of interest rate risk of a portfolio of financial instruments (macro hedges), regulated by IAS 39, the gains or losses arising from the valuation of the hedging instruments are recognized directly in the consolidated profit and loss account, while the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the consolidated profit and loss account using as a counterpart the headings 'Changes in the fair value of hedged items' of a portfolio with interest rate risk hedge (asset or liability), as appropriate.
•Cash flow hedges: These are hedges against exposure to changes in cash flows attributable to a specific risk associated with the hedged item.
The effective portion of the change in the value of the hedging instrument is temporarily recorded in the equity account 'Other accumulated comprehensive income - Items that may be reclassified in profit or loss - Hedging derivatives. Cash flow hedges (effective portion)' until the hedged item affects profit or loss. From that point onward, it will be recorded in the consolidated profit or loss account for the same period as the hedged item, except in cases where it is required to be included in the cost of the non-financial asset or liability, or the anticipated transactions are ultimately recognized as non-financial assets or liabilities.
When cash flow hedges are discontinued, the accumulated result of the hedging instrument recognized in the equity heading 'Other accumulated global result' (while the hedge was effective) will continue to be recognized in that heading until the hedged transaction occurs, at which time it will be recorded in profit or loss, unless it is expected that the transaction will not take place, in which case it is recorded immediately in profit or loss.
•Net investment hedges of a foreign operation: This is a hedge of the amount corresponding to the reporting entity's share of the net assets of said operation.
The effective portion of the hedging instrument is temporarily recorded in the equity account 'Other accumulated comprehensive income - Items that may be reclassified in profit or loss - Net investment hedges' in foreign operations until the gains or losses on the hedged item are recognized in profit or loss.
To measure ineffectiveness, the Group compares the valuation of the hedging instrument with the valuation of the hedged item based on the hedged risk, using different methodologies such as the proxy method or the hypothetical derivative method. The ineffective portion of the cash flow and net investment hedge relationships in foreign operations is recorded directly in the consolidated profit and loss account, under the heading 'Net gains or losses from hedge accounting'.
The Group discontinues accounting for hedging relationships when the hedging instrument expires, is sold, or when the hedging relationship becomes ineffective because it is no longer aligned with the risk management objective. In that case, the derivative is then treated as a trading derivative.
If a hedging relationship ceases to meet the effectiveness requirements, but the risk management objective remains, the Group will assess whether to rebalance or adjust the hedging ratio to meet the effectiveness requirements again without discontinuing the hedging relationship.
A hedging instrument is generally designated in its entirety, as the factors contributing to its fair value are interdependent. However, IFRS 9 allows certain parts of a hedging instrument to be excluded from its fair value:
a.Separating the intrinsic value and the time value of an option and designating only the intrinsic element as the hedging instrument, which is mandatory if the intrinsic value is designated;
b.Separating the forward and spot elements of a forward contract and designating only the spot element as the hedging instrument, which will be determined for each hedging relationship. and
c.Separate the foreign currency basis spread of a currency derivative and exclude it from the designation of the hedging instrument, as determined for each hedging relationship.
Separating these components will improve the effectiveness of the hedge and allows for alternative accounting treatment for the excluded component. This treatment consists of recording the changes in value under the heading 'Other accumulated comprehensive income – Undesignated items' and recording this component in the consolidated profit or loss statement, depending on the nature of the hedged item, either over a period of time or at the time the hedged transaction occurs.
Additionally, if the entity manages the credit risk of all or part of a financial instrument through the use of credit derivatives, there is the option of designating a fair value credit exposure through profit or loss, provided that the derivative matches the name and priority of the financial instrument being hedged. This designation may be made at the initial recognition of the designated financial instrument or subsequently, with the designation being documented. From its designation, fair value variations (for all its risks, not exclusively credit risk) will be recorded in the consolidated profit and loss account.
Annual report 2025    651

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
2.    If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognised and continues to be measured by the same criteria as those used before the transfer. In this case, the following items are recognised:
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
Regarding contractual modifications of financial assets, Grupo Santander distinguishes two main categories depending on whether the new conditions result in the disposal of the asset (and recognition of a new one) or imply the continuation of the original instrument with the new modified terms:
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
Annual report 2025    652

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
In order to determine whether a financial instrument has increased its credit risk since initial recognition and is to be classified in stage 2, the Group considers the following criteria:
Annual report 2025    653

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Quantitative criteria	Changes in the risk of a default occurring through the expected life of the financial instrument are analysed and quantified with respect to its credit level in its initial recognition.

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
Annual report 2025    654

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Annual report 2025    655

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
•Personal guarantees are valued individually on the basis of the guarantor´s updated information.
•The rest of the guarantees are valued based on current market values.
c. Adjustments to the value of guarantees and estimation of future cash flow inflows and outflows
Annual report 2025    656

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Annual report 2025    657

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Order ECO/805/2003, of 27 March. The main appraisal companies and agencies with which the Group worked in Spain in 2025 are as follows: Tinsa Tasaciones Inmobiliarias, S.A.U., Sociedad de Tasación, S.A., Global Valuation, S.A.U., Instituto de Valoraciones, S.A., Euroevaluaciones, S.A. and Valoraciones Mediterráneo, S.A.
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
At 31 December 2025 the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 551 million (EUR 553 million at 31 December 2024); however, in accordance with the accounting standards, this unrealised gain could not be recognised.
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
In the case of real estate assets foreclosed in Spain, which represent 76% of the Group’s total non-current assets held for sale, the valuation of the portfolio is carried out by applying the following models:
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
Annual report 2025    658

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Annual report 2025    659

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Contract limits define the term up to which compliance cash flows must be considered in order to measure an insurance contract. Fulfilment cash flows comprise an unbiased, probability-weighted estimate of future cash flows, a discount adjustment to the present value to reflect the time value of money for monetary and financial risks, and a risk adjustment for non-fulfilment risks. financial. The identification of the contractual limit under IFRS 17 is essential not only for measuring the fulfilment cash flows of a group of contracts, but also for determining the applicable measurement model, in case the contractual limits are identified in a year or more.
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
The general model measures a group of contracts as the sum of the fulfilment cash flows and the Contractual Service Margin. The CSM represents benefits not yet recorded that the entity will recognize as providing services under the insurance contract.
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
The annual tangible asset depreciation charge is recognised in the consolidated income statement and are essentially equivalent to the following amortization percentages (determined based on the years of estimated useful life, on average, of the different elements):

Average annual rate
Buildings for own use	2.4%
Furniture	9.5%
Fixtures	9.5%
Office and IT equipment	23.6%
Lease use rights	Less than the lease term or the useful life of the underlying asset
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
Annual report 2025    660

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
In the case of investment properties that support obligations to pay a return directly linked to fair value, or to the returns of certain assets including the investment property itself, such properties are measured using the fair value model.
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
In order to construct the incremental borrowing rate, a methodology has been developed at the corporate level. This
Annual report 2025    661

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Annual report 2025    662

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
n) Other liabilities
'Other liabilities' includes the balance of all accrued expenses and deferred income, excluding those related to interests and fees on financial instruments, as well as the amount of any other liabilities not included in other categories.
o) Provisions and contingent liabilities (assets)
When preparing the financial statements of the consolidated entities, Banco Santander makes a distinction between:
•Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.
•Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them. The Group does not recognise the contingent liability. The Group will disclose a contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.
Irrevocable contingent payments (ICPs), corresponding to payment facilities allowed under the annual contributions of certain levies, are recorded in accordance with the definitions mentioned above. In this regard, on 14 November 2025, the Group learned that the CJEU had definitively resolved the dispute concerning the CPI contributions made by a financial institution to the Single Resolution Fund, upholding the judgment of the General Court of 25 October 2023, which ruled against said financial institution regarding its request for the return of guarantees linked to irrevocable payment commitments for a Group entity whose license had been withdrawn. In light of this ruling, it was concluded that it was not necessary to modify the accounting entries that the Santander Group has made when using these facilities to make contributions corresponding to this levy or to other similar levies that also allow for such contributions.
•Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognised in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

Annual report 2025    663

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Annual report 2025    664

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Grupo Santander will recognise the following items in the income statement:
Annual report 2025    665

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Deferred tax liabilities are recognised in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future. In this regard, no deferred tax liabilities of EUR 321.9 million were recognised in relation to the taxation that would arise from the undistributed earnings of certain Group holding companies, in accordance with the legislation applicable in those jurisdictions.
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
Annual report 2025    666

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
During 2025 Grupo Santander received interest amounting to EUR 109,840 million (EUR 117,046 and EUR 101,029 in 2024 and 2023, respectively) and paid interest amounting to EUR 57,737 million (EUR 61,091 and EUR 50,954 in 2024 and 2023, respectively).
Also, dividends received and paid by the Group are detailed in notes 4, 28 and 40, including dividends paid to minority interests (non-controlling interests)

Annual report 2025    667

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
b) Acquisitions and disposals
Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed in the last three years or pending to be completed:
i. Agreement for the sale of 49% of Santander Bank Polska S.A. and accelerated placement of ordinary shares
On 5 May 2025, Banco Santander announced an agreement to sell approximately 49% of the share capital of Santander Bank Polska S.A. (Santander Polska) to Erste Group Bank AG at a price of 584 zlotys per share, as well as the 50% of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) owned directly by Banco Santander, S.A., for a total amount of approximately EUR 7,000 million. Following the transaction and the accelerated placement of ordinary shares announced on 2 December 2025, of 3,576,626 ordinary shares of Santander Polska, representing approximately 3.5% of its share capital, for a total import of EUR 407 million, Santander will hold 9.7% of Santander Polska's share capital (58.7% as of 31 December 2025). The transaction was completed on 9 January 2026 (see Note 1.g. Introduction, basis of presentation of the consolidated annual accounts, and other information, subsequent events).
As a result of the agreement, the Group has reclassified the assets of Santander Polska and TFI in the consolidated balance sheet as of 31 December 2025, to the heading 'Non-current assets held for sale', and their liabilities to the heading 'Liabilities associated with non-current assets held for sale'. Furthermore, the effect of these businesses on the profit and loss account for the 2025 financial year has been classified under the heading 'Profit/(loss) after tax from discontinued operations' (see Note 12), with the same classification being applied for comparative purposes in the profit and loss accounts for the 2024 and 2023 financial years.
As part of this transaction, on 23 December 2025, Santander Consumer, S.A. acquired 60% of Santander Consumer Bank Polska, which was owned by Santander Polska, for PLN 3,105 million (EUR 726 million). This transaction had no significant impact on the Group's consolidated financial statements.
ii. Agreement for the acquisition of TSB Banking Group plc
On 1 July 2025, Banco Santander announced an agreement with Banco de Sabadell, S.A. for the acquisition of TSB Banking Group plc for approximately GBP 2,650 million (EUR 3,100 million) plus the results generated by this business between 31 March 2025, and the closing of the transaction.
The completion of the transaction is subject to the usual conditions for this type of deal, including obtaining the relevant regulatory authorizations.
iii. Agreement for the sale of the stake in Caceis
On 19 December 2024, Grupo Santander signed an agreement with Crédit Agricole S.A. for the sale of its 30.5% stake in the share capital of CACEIS. As a result of the above, as of 31 December 2024, this participation was reclassified, at its carrying value, from the line item 'investments' to the line item 'Non-current assets held for sale' in the balance sheet (see Note 6). The transaction was formalized in 2025 after obtaining the relevant regulatory approvals, generating a profit before taxes of EUR 231 million registered in the line item 'Gains or losses on non-current assets held for sale not classified as discontinued operations' of the income statement. Following the completion of the planned transaction, Crédit Agricole S.A. holds the 100% of CACEIS’s share capital.
The joint depositary, custody and related asset servicing services of Santander and CACEIS in Latin America is not included in the scope of the transaction and continues to be jointly controlled by Santander and CACEIS.
iv. Accelerated placement of ordinary shares of Santander Bank Polska
On 10 September 2024, Banco Santander, S.A. announced an accelerated placement of 5,320,000 ordinary shares of its subsidiary Santander Bank Polska S.A., representing approximately 5.2% of its share capital, at a price of PLN 463 (EUR 108) per ordinary share. The transaction was settled on September 13, with the total transaction amounting to PLN 2,463 million (EUR 575 million). Banco Santander will continue to hold a majority stake in Santander Bank Polska S.A. of 62.2% of the share capital (prior to this transaction, the percentage of participation was 67.4%).
This sale has resulted in an increase in reserves and valuation adjustments of EUR 158 million and EUR 57 million, respectively, and an increase in minority equity of EUR 360 million.
Annual report 2025    668

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
v. Tender offers for shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
On 21 October 2022, Banco Santander, S.A. ('Banco Santander') announced that it intends to make concurrent cash tender offers to acquire all of the shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ('Santander Mexico') in Mexico (Shares) and United States (American Depositary Shares ('ADSs')) which were not owned by Grupo Santander, which amount to approximately 3.76% of Santander Mexico’s share capital.
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
Pursuant to Mexican law, on 12 May 2023, Banco Santander and Santander México established a trust (the 'Repurchase Trust'), to which the holders of the Shares that remain outstanding after the conclusion of the offers, to sell said Shares to the repurchase trust, at the same cash price that would have been paid to them in the Mexican offer with respect to the same. At the end of the year, said trust was liquidated and the Group's effective participation amounts to 99.98%.
c) Offshore entities
Spanish regulation
According to current Spanish regulation (Law 11/2021, of 9 July; Royal Decree 1080/1991, of 5 July; and Order HFP/115/2023, of 9 February), at year-end 2025 Grupo Santander has three branches in the non-cooperative jurisdictions of Jersey, the Isle of Man and the Cayman Islands (offshore entities). The Group also has a subsidiary in Guernsey, which is in the process of being wound up and is tax resident in the United Kingdom, and is therefore subject to its tax regime.
i. Offshore branches
As previously mentioned, Grupo Santander has three offshore branches in the non-cooperative jurisdictions of the Cayman Islands, the Isle of Man and Jersey. They report to, and consolidate balance sheets and income statements with, their respective foreign headquarters. They are taxed either with their headquarters (the Cayman Islands branch in Brazil) or in the territories they are located (Jersey and the Isle of Man, pertain to the UK).

These three offshore branches have a total of 147 employees as of December 2025.
ii. Subsidiaries in non-cooperative jurisdictions that are tax resident in the United Kingdom (UK)
Grupo Santander also has a subsidiary incorporated in the non-cooperative jurisdiction of Guernsey, which is not deemed an offshore entity because it operated exclusively from the UK and is tax resident there, and is therefore subject to UK tax law. This subsidiary is in the process of being liquidated as of December 31, 2025.

Additionally, during 2025 a subsidiary incorporated in Bermuda and tax resident in the United Kingdom, was liquidated.
iii. Other offshore holdings
From Brazil, Grupo Santander manages Santander Brazil Global Investment Fund SPC, a segregated portfolio company located in the Cayman Islands. The Group also holds minority, non-controlling financial interests in entities located in non-cooperative jurisdictions, including, among others, Klar Holdings Limited in the Cayman Islands.
The European Union (EU)
Santander has no presence in any of the 11 jurisdictions included on the EU Council’s blacklist of non-cooperative jurisdictions for tax purposes as of 31 December 2025. Additionally, the EU grey list comprises another 11 jurisdictions which have sufficiently committed to fully adapting their legislation to international tax standards, subject to monitoring by the EU. Within these grey-list jurisdictions, Santander operates only in Morocco through one subsidiary and holds a minority interest in a financial institution tax resident in that jurisdiction.
Annual report 2025    669

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Organization for Economic Cooperation and Development (OECD)
Grupo Santander has no presence in any jurisdictions non-compliant with both OECD standards on transparency and exchange of information for tax purposes (the automatic exchange of information AEOI standard and the exchange of information on request EOIR standard), according to the last annual reports of the OECD Global Forum on Transparency and Exchange of Information for Tax Purposes, released on 2 December 2025.

However, Vietnam —a jurisdiction where Santander has a subsidiary— does not comply with the EOIR standard. Meanwhile, The Bahamas and Chile —jurisdictions where Santander is also present—, although they have complete legal and regulatory frameworks in place for the implementation of the AEOI standard, they still need to improve the effectiveness of this standard.

Santander presence in offshore territories at the end of 2025 is as follows:
Group presence in non-cooperative jurisdictions

Regulatory framework	Group presence in non-cooperative jurisdictions
	Subsidiaries	Branches
Spanish legislation[a]	—	3[b]
Council of the EU blacklist	—	—
OECD[c]	—	—
2025	—	3
2024	—	3
aAdditionally, there is one subsidiary constituted in Guernsey (in the process of winding up), but resident for tax purposes in the UK.
bThe Group has three branches in Jersey, the Isle of Man and the Cayman Islands. These jurisdictions are not included in the European Union’s October 2025 blacklist and fully comply with both OECD international standards on transparency and exchange of information for tax purposes (AEOI and EOIR).
cJurisdictions non-compliant with both OECD standards (AEOI and EOIR).

Grupo Santander has the right mechanisms (risk management, supervision, verification and review plans, and regular reporting) to prevent reputational, tax and legal risks in entities resident in non-cooperative jurisdictions. Grupo Santander also maintains its policy of limiting and reducing its presence in non-cooperative jurisdictions when possible.

PwC member firms audited the financial statements of Grupo Santander’s offshore entities in 2025, 2024 and 2023.
4. Distribution of Banco Santander's profit, shareholder remuneration scheme and earnings per share
a) Distribution of Banco Santander's profit and shareholder remuneration scheme
The distribution of the Bank's current annual results that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

EUR million
To dividends	3,520
Dividend paid at 31 DecemberA	1,699
Complementary dividendB	1,821
To voluntary reservesC	7,593
Net profit for the year	11,113
A.Total amount paid as interim dividend, at the rate of EUR 11.5 fixed cents per eligible share (recorded in 'Shareholders' equity - Interim dividends').
B.Fixed complementary dividend of EUR 12.5 gross cents per eligible share, payable in cash as from 5 May 2026. The total amount has been estimated on the assumption that, as a result of the partial implementation of the buyback program announced on February 3, 2026, the number of the Bank's outstanding shares eligible for the dividend will be 14,568,470,446 and that, as envisaged, the capital increase submitted to the 2026 general meeting under item 6.C of the agenda will not be executed before 5 May 2026. Therefore, the total amount of the complementary dividend may be lower if more shares than initially envisaged are acquired under the buy-back programme, or higher if fewer shares are acquired under the buy-back programme or if the capital increase submitted to this general meeting under item 6.C of the agenda is executed before 5 May 2026.
C.Estimated amount corresponding to a complementary dividend of EUR 1,821,058,805.75. To be increased or reduced by the same amount by which the total amount of the final dividend is lower or higher, respectively, than its estimated amount.

The transcribed proposal comprises the part of the 2025 shareholder remuneration policy that is implemented through cash dividends (the interim dividend paid in November 2025 of EUR 11.5 cents per share with dividend entitlement, approved by the board of directors on September 30, 2025, and the complementary dividend expected to be paid as of 5 May 2026, of EUR 12.5 cents per share with the dividend entitlement, proposed by the board of directors on 24 February 2026, and therefore subject to approval by the general meeting).
The remuneration policy also provides for shareholder remuneration through the implementation of share buyback programmes, to which an amount equivalent to 25% of the Group’s underlying profit will be allocated. The first programme charged to 2025 results, amounting to approximately amount of EUR 1,700 million, was completed between August 2025 and December 2025. In addition, in 2025 Banco Santander announced its objective of allocating at least EUR 10,000 million to share buybacks in respect of 2025 and 2026 results and expected excess capital. As part of this objective, on 4 February 2026 a second buyback programme was launched for a maximum total amount of EUR 5,030 million, of which EUR 1,830 million corresponds to an amount equivalent to c.25% of the Group’s underlying profit in the second half of 2025, and the remaining EUR 3,200 million corresponds to c.50% of the capital released following completion of the sale of the 49% stake in Santander Bank Polska. A capital reduction resolution is also being submitted to the general meeting to enable the cancellation of the treasury shares acquired under this second buyback programme.
Annual report 2025    670

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The accounting statement, prepared by the Bank pursuant to legal requirements, evidencing the existence of sufficient liquidity for the payment of the interim dividend on the date and for the amount mentioned above, was as follows:

EUR million
31 August 2025
Profit before taxes	6,193
Tax expense	635
Dividends paid in cash	—
Distributable maximum amount	5,558
Available liquidity	96,923
Finally, and although it does not form part of the remuneration charged to the 2025 financial year, it is hereby stated that, in execution of the resolution of the general meeting held on 4 April 2025, on 2 May 2025 the Bank paid a final cash dividend of EUR 11 cents per share charged to the results of the 2024 financial year. Finally, also charged to the results of 2024, the Bank implemented two repurchase programs. The first of them for a maximum amount of EUR 1,525 million, was completed in December 2024, and the second, for a maximum amount of EUR 1,587 million, was completed in June 2025.
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
Accordingly:

	2025	2024	2023
Profit (Loss) attributable to the Parent (EUR million)	14,101	12,574	11,076
Remuneration of PPCC and PPCA (EUR million) (note 23)	(622)	(620)	(492)
	13,479	11,954	10,584
Of which:
Profit (Loss) from discontinued operations (non controlling interest net) (EUR million)	962	822	717
Profit (Loss) from continuing operations (non-controlling interest and PPCC and PPCA net) (EUR million)	12,517	11,132	9,867
Weighted average number of shares outstanding	14,890,304,840	15,497,607,269	16,172,084,714
Basic earnings (Loss) per share (euros)	0.905	0.771	0.654
Of which, from discounted operations (euros)	0.065	0.053	0.044
Basic earnings (Loss) per share from continuing operations (euros)	0.840	0.718	0.610
Annual report 2025    671

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Accordingly, diluted earnings/loss per share were determined as follows:

	2025	2024	2023
Profit (Loss) attributable to the Parent (EUR million)	14,101	12,574	11,076
Remuneration of PPCC and PPCA (EUR million) (Note 23)	(622)	(620)	(492)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—	—
	13,479	11,954	10,584
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (EUR million)	962	822	717
Profit (Loss) from continuing operations (net of non-controlling interests and PPCC and PPCA) (EUR million)	12,517	11,132	9,867
Weighted average number of shares outstanding	14,890,304,840	15,497,607,269	16,172,084,714
Dilutive effect of options/rights on shares	85,269,647	70,110,570	75,180,407
Adjusted number of shares	14,975,574,487	15,567,717,839	16,247,265,121
Diluted earnings (Loss) per share (euros)	0.900	0.768	0.651
Of which, from discounted operations (euros)	0.064	0.053	0.044
Diluted earnings (Loss) per share from continuing operations (euros)	0.836	0.715	0.607

5. Remuneration and other benefits paid to the Bank’s directors and senior managers
The following section contains qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors —both executive and non-executive directors— and senior managers for 2025 and 2024.
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
The maximum remuneration established by the annual general meeting was EUR 6 million in 2025 (EUR 6 million in 2024), with two components: (a) an annual emolument and (b) attendance fees.
The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their membership of the board and the board committees and their attendance to the meetings thereof, and any other objective circumstances considered by the board.
The total Bylaw-stipulated emoluments earned by the directors in 2025 amounted to EUR 5.3 million (EUR 5.4 million in 2024).

Annual report 2025    672

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Annual allotment
For 2025, the board of directors, upon recommendation of the remuneration committee, approved a 3% increase in the annual allotments payable to the chair and members of the board and its committees (including the executive committee), as well as to the lead independent director and the non-executive Vice Chair . Accordingly, each director received, in respect of 2024 and 2025, the amounts corresponding to their service on the board and its committees, with such amounts determined by the specific position held, as detailed in the table below.

Amount per director in euros	2025	2024
Members of the board of directors	100,940	98,000
Members of the executive committee	175,100	170,000
Members of the audit committee	44,290	43,000
Members of the appointments committee	28,840	28,000
Members of the remuneration committee	28,840	28,000
Members of the risk supervision, regulation and compliance committee	44,290	43,000
Members of the responsible banking, sustainability and culture committee	28,840	28,000
Members of the innovation and technology committee	28,840	28,000
Chair of the audit committee	72,100	70,000
Chair of the appointments committee	51,500	50,000
Chair of the remuneration committee	51,500	50,000
Chair of the risk supervision, regulation and compliance committee	72,100	70,000
Chair of the responsible banking, sustainability and culture committee	51,500	50,000
Chair of the innovation and technology committee	72,100	70,000
Lead independent directorA	113,300	110,000
Non-executive Vice Chair	30,900	30,000
A.Glenn Hutchins has been allocated EUR 700,000 (including annual allowances and attendance fees) in minimum total annual pay set for the required time and dedication to perform his roles.
Attendance fees
The directors receive fees for attending board and committee meetings, excluding executive committee meetings, where no attendace fees are received.
In line with the adjustment to the annual allotments, the board of directors approved a 3% increase for 2025 in attendance fees compared with 2024.
Accordingly, attendance fees for meetings of the board and its committees (with the exception of the Executive Committee, for which no attendance fees are payable) amounted, for the last two years, to the totals set out in the table below:

Attendance fees per director per meeting in euros	2025	2024
Board of directors	2,785	2,704
Audit committee and risk supervision, regulation and compliance committee	1,821	1,768
Other committees (excluding executive committee)	1,606	1,560
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
•The remaining 60% is deferred over five years, provided that the conditions of permanence in the Group and non-concurrence of the malus clauses are met, and subject to long term metrics, taking into account the following accrual scheme:
–The accrual of the first and second portion (20% of total variable compensation, paid in 2027 and 2028) will be conditional on none of the malus clauses being triggered.
–The accrual of the third, fourth and fifth portion (40% of total variable compensation and paid in 2029, 2030 and 2031), is linked to objectives related to the period 2025—2027 and the metrics and scales associated with these objectives. The fulfilment of the objectives determines the percentage to be paid of the deferred amount in these three annuities, and these targets can reduce these amounts and the number of deferred instruments, or increase them up to a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
In accordance with current remuneration policies, the amounts already paid will be subject to a possible recovery (clawback) by the Bank during the period set out in the policy in force at each moment.
Payment of the approved incentive is paid 40% in cash and the remaining 60% in instruments, consisting of Banco Santander shares and restricted stock units (RSUs) of PagoNxt, split as:
◦ the amount of PagoNxt RSUs set for each year; and
◦ the rest, all in shares of Banco Santander.
Comparative of executive remuneration (Chair and CEO)
The target bonus of the Executive Chair and the CEO for 2025 remains unchanged compared to 2024.

Variable contributions to pensions were not modified in 2025, so the amounts are the 22% of the 30% of the last three assigned bonus' average.
In assessing individual performance, the Board considered the Grupo Santander’s strong results for 2025, reflecting continued delivery of our strategic plan. Attributable profit reached EUR 14,101 million in 2025, up 12% year-on-year (or +16% in constant euros), with a TSR during the year of 132% (+60% in relative terms vs. our peer group).
The Board also evaluated the leadership of the Executive Chair and the Chief Executive Officer in delivering these results and advancing the Group’s strategic priorities. Taking these factors into account, it determined that both executives achieved an 'Exceptional' level of performance and approved the corresponding variable remuneration.
Moreover, the ratio of executive directors’ total remuneration to underlying attributable profit fell to 0.17% from 0.18% in 2024.
Annual report 2025    673

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
iii. Detail by director
The detail, by bank director, of the short-term (immediate) and deferred (not subject to long-term goals) remuneration for 2025 and 2024 is provided below:

EUR thousand
	2025
	Bylaw-stipulated emoluments
	Annual emolument
	BoardF	Executive committee	Audit committee	Nomination committee	Remuneration committee[1]	Risk supervision, regulation and compliance oversight committee[2]	Responsible banking, sustainability and culture committee	Innovation and technology committee	Attendance fees and commissions
Ana Botín	101	175	—	—	—	—	—	29	44
Héctor Grisi	101	175	—	—	—	—	—	29	44
José Antonio Álvarez	132	175	—	—	—	44	—	29	67
Glenn Hutchins	412	—	—	29	80	—	—	101	78
Homaira Akbari	101	—	44	—	—	—	29	29	81
Javier BotínA	101	—	—	—	—	—	—	—	36
Sol Daurella	101	—	—	29	29	—	80	—	75
Henrique de Castro	101	—	44	—	29	—	—	29	80
Gina Díez	101	—	—	29	—	—	29	—	63
Luis Isasi	101	175	—	—	29	44	—	—	74
Belén Romana	101	175	44	80	—	44	—	29	107
Pamela Walkden	101	—	44	—	—	116	29	—	93
Germán de la Fuente	101	—	116	—	—	44	—	—	83
Carlos BarrabésB	101	—	—	29	—	—	29	29	71
Antonio WeissC	101	—	—	—	29	—	—	—	50
Bruce Carnegie-BrownD	—	—	—	—	—	—	—	—	—
Ramiro MatoE	—	—	—	—	—	—	—	—	—
Total 2025	1,857	875	292	196	196	292	196	304	1,047
Total 2024	1,791	933	306	183	168	263	190	280	1,240
A. All amounts received were reimbursed to Fundación Botín.
B. Director and member of the nomination committee, responsible banking, sustainability and culture committee and innovation and technology committee since 27 June 2024.
C. Director since 27 June 2024.
D. Stepped down as director on 22 March 2024.
E. Stepped down as director on 27 June 2024.
F. Also includes emoluments for other roles in the board.
Changes in the chairship or membership of the committees:
1.Antonio Weiss was appointed member of the remuneration committee on 1 January 2025.
2.José Antonio Álvarez was appointed member of the risk supervision, regulation and compliance oversight committee on 1 January 2025.

Other remuneration includes EUR 1,000 thousand for the role as non-executive Chair of the Santander España business unit and for attending its board and committee meetings for Luis Isasi. For José Antonio Álvarez, this amount includes remuneration as strategic advisor of Grupo Santander, life and health insurance contributions (EUR 678 thousand) and part of the former supplement for having waived the death and disability policy (EUR 12 thousand).

Annual report 2025    674

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	2025									2024

	Short-term and deferred (not subject to long-term goals) salaries of executive directors

	Fixed	Variable - immediate payment		Deferred variable
		In cash	In instruments	In cash	In instruments	Total	Pension contribution	Other remuneration	Total	Total
Ana Botín	3,435	2,003	2,003	1,001	1,002	9,444	1,341	843	11,977	12,127
Héctor Grisi	3,150	1,384	1,384	692	692	7,302	1,120	718	9,489	9,137
José Antonio Álvarez	—	—	—	—	—	—	—	2,440	2,887	3,698
Glenn Hutchins	—	—	—	—	—	—	—	—	700	700
Homaira Akbari	—	—	—	—	—	—	—	—	284	285
Javier BotínA	—	—	—	—	—	—	—	—	137	144
Sol Daurella	—	—	—	—	—	—	—	—	314	292
Henrique de Castro	—	—	—	—	—	—	—	—	283	300
Gina Díez	—	—	—	—	—	—	—	—	222	225
Luis Isasi	—	—	—	—	—	—	—	1,000	1,423	1,440
Belén Romana	—	—	—	—	—	—	—	—	581	599
Pamela Walkden	—	—	—	—	—	—	—	—	383	381
Germán de la Fuente	—	—	—	—	—	—	—	—	344	338
Carlos BarrabésB	—	—	—	—	—	—	—	—	259	128
Antonio WeissC	—	—	—	—	—	—	—	—	180	72
Bruce Carnegie-BrownD	—	—	—	—	—	—	—	—	—	78
Ramiro MatoE	—	—	—	—	—	—	—	—	—	271
Total 2025	6,585	3,387	3,387	1,693	1,694	16,746	2,461	5,001	29,462	—
Total 2024	6,585	3,130	3,130	1,877	1,879	16,601	2,444	5,815	—	30,214
Footnotes in previous table.

Annual report 2025    675

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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

EUR thousand
	2025				2024
	Variable subject to long-term objectives[1]
	In cash	In shares	In RSUs	Total	Total
Ana Botín	701	1,893	210	2,804	2,332
Héctor Grisi	484	1,277	176	1,938	1,611
Total	1,185	3,170	386	4,742	3,943
1. Corresponds with the fair value of the maximum amount they are entitled to in a total of 3 years: 2029, 2030 and 2031, subject to conditions of continued service, with the exceptions provided, and to the non-applicability of malus clauses and achievement of the objectives established. The face value of the three aforementioned deferred amounts is EUR 6,774 thousand for 2025 (EUR 4,006 thousand for Ana Botín and EUR 2,768 thousand for Héctor Grisi).
The fair value has been determined at the grant date based on the valuation report of an independent expert, Willis Towers Watson. Based on the design of the plan for 2025 and the levels of achievement of similar plans in comparable entities, the fair value considered is 70% of the variable remuneration subject to long-term objectives. (see note 46).
Note 5.e below includes disclosures on the shares delivered from the deferred remuneration schemes in place in previous years and for which delivery conditions were met, as well as on the maximum number of shares that may be received in future years in connection with the aforementioned 2025 and 2024 variable remuneration plans.
b) Remuneration of the board members as representatives of the Bank
By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after 18 March 2002, accrues to the Group. In 2025 the Bank’s directors did not receive any remuneration in respect of these representative duties.
On the other hand, in their personal capacity, in 2025 Homaira Akbari was paid USD 100 thousand (EUR 85 thousand) as member of the board of Santander Consumer USA Holdings, Inc. and EUR 200 thousand as member of the board of PagoNxt S.L., and José Antonio Álvarez and Henrique de Castro were each paid the same EUR 200 thousand as members of the board of PagoNxt S.L. (Henrique de Castro also received EUR 15 thousand as member of the nomination committee of PagoNxt, S.L.). Likewise, Pamela Walkden was paid GBP 100 thousand (EUR 115 thousand) as member of Santander UK plc and Santander UK Group Holdings; and Belén Romana EUR 157 thousand as member of the Board of Santander Insurance, S.L.
Likewise, Luis Isasi was paid EUR 1,000 thousand as non-executive Chair of the Santander España business unit and for attending its board and committee meetings (amounts paid by Banco Santander, S.A.).

And finally, José Antonio Álvarez, as strategic adviser of Grupo Santander, received fixed remuneration of EUR 1,750 thousand. In addition, he received the life and health insurance contributions, and the part of the former supplement for having waived the death and disability policy.
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

Annual report 2025    676

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
•The death and disability supplementary benefits were eliminated since 1 April 2018. A fixed remuneration supplement (included in other remuneration in section a.iii in this note) was implemented the same date. During 2025, this fixed remuneration supplement has expired both for Ana Botín and José Antonio Álvarez, in line with the age of 65 initially set at the time this remuneration component was approved.
•The total amount insured for life and accident insurance was increased.
The provisions recognised in 2025 and 2024 for retirement pensions were as follows:

EUR thousand
	2025	2024
Ana Botín	1,341	1,339
Héctor Grisi	1,120	1,105
Total	2,461	2,445
Following is a detail of the balances relating to each of the directors under the welfare system as of 31 December 2025 and 2024:

EUR thousand
	2025	2024
Ana Botín	65,027	54,731
Héctor Grisi	2,033	1,299
José Antonio Álvarez	23,178	20,326
Total	90,238	76,356
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

Insured capital
EUR thousand
	2025	2024
Ana Botín	20,659	21,525
Héctor Grisi	12,600	12,600
José Antonio Álvarez	10,500	11,215
Total	43,759	45,340
The insured capital has been modified in 2018 for Ana Botín as part of the pension systems transformation set out in note 5.c) above, which has encompassed the elimination of the supplementary benefits systems (death of spouse and death of parent) and the increase of the life and accident insurance annuities.
During 2025 and 2024, the Group has disbursed a total amount of EUR 8.3 million and EUR 13.5 million, respectively, for the payment of civil-liability insurance premiums. These premiums correspond to several civil-liability insurance policies that hedge, among others, directors, senior management and other managers and employees of the Group and the Bank itself, as well as its subsidiaries, in light of certain types of potential claims of third parties. For this reason, it is not possible to disaggregate or individualize the amount that correspond to the directors and executives.
As of 31 December 2025 and 2024, no life insurance commitments exist for the Group in respect of any other directors.

Annual report 2025    677

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
e) Deferred variable remuneration systems
The following information relates to the maximum number of shares to which the executive directors are entitled at the beginning and end of 2025 and 2024 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2025 and prior years, as well as on the deliveries, in shares or in cash, made to them in 2025 and 2024 once the conditions for the receipt thereof had been met (see Note 46):
i) Deferred variable compensation plan linked to multiannual objectives
In the annual shareholders meeting of 18 March 2016, with the aim of simplifying the remuneration structure, improving the ex-ante risk adjustment and increasing the incidence of long-term objectives, the bonus plan (deferred and conditioned variable compensation plan) and ILP were replaced by one single plan.
The variable remuneration of executive directors and certain executives (including senior management) corresponding to 2025 has been approved by the board of directors and implemented through the tenth cycle of the deferred variable remuneration plan linked to multi-year objectives. The application of the plan was authorised by the annual general meeting of shareholders, as it entails the delivery of shares to the beneficiaries.
As indicated in section a.ii of this note, 60% of the variable remuneration amount is deferred over five years for executive directors, to be paid, where appropriate, provided that the conditions of permanence in the Group, according to the following accrual scheme:
•The accrual of the first and second parts (instalments in 2027 and 2028) is conditional on none of the malus clauses being triggered.
•The accrual of the third, fourth and fifth parts (instalments in 2029, 2030 and 2031) is linked to non-concurrence of malus clauses and the fulfilment of certain objectives related to the 2025‑ 2027 period. These objectives and their respective weights are:
–Banco Santander’s consolidated Return on tangible equity (RoTE) target in 2027 (weight of 30%).
–Relative performance of Banco Santander's total shareholder return (TSR) in 2025-2027 in respect of the weighted TSR of a peer group comprising 9 credit institutions, with the appropriate TSR ratio based on the group’s TSR among its peers (weight of 50%).
–Four sustainability metrics, which have different weighting (with a total weight of 20%).
The degree of compliance with the above objectives determines the percentage to be applied to the deferred amount in these three annuities, with a maximum achievement ratio of 125%, so executives have the incentive to exceed their targets.
Both the immediate payment and the two first deferrals (short-term part) are paid 50% in cash and the remaining 50% in instruments. The last three deferrals (conditioned to long-term metrics) are paid 25% in cash and 75% in instruments.
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
The maximum amount of shares to be delivered under the plan is within the maximum amount of the award to be delivered in shares (EUR 11.5 million) approved at the 2025 AGM for executive directors. At its meeting on 25 November 2025 and pursuant to the powers granted by shareholders at the 2025 AGM, the board agreed to amend the calculation period used to determine the number of shares to be delivered from 50 to 30 trading sessions (under no circumstances may the number of shares exceed the maximum approved at the AGM), as the board considered that this better reflects market practice and enables us to offset share price volatility. Thus, the number of shares to be delivered under the 2025 policy has been calculated with the weighted average daily volume of weighted average listing prices of Banco Santander shares in the 30 trading sessions prior to the Friday (not inclusive) before 4 February 2025 (the date on which the board approved the 2025 bonus for executive directors), which was EUR 10.261 per share. According to an independent experts' valuation, the price per PagoNxt, S.L. RSU equals EUR 61.07.

Annual report 2025    678

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
ii) Shares assigned by deferred variable remuneration plans
The following table shows the number of Santander shares assigned to each director already in service and pending delivery as of 1 January 2024, 31 December 2024 and 31 December 2025, as well as the gross shares that were delivered to them in 2024 and 2025, either in the form of an immediate payment or a deferred payment. In this case after having been appraised by the board, at the proposal of the remuneration committee, that the corresponding one-fifth of each plan had accrued. They come from the deferred conditional and linked to multi-year objectives in 2019, 2020, 2021, 2022, 2023, 2024 and 2025 were formalized.

Share-based variable remuneration
	Maximum number of shares to be delivered at January 1,2024	Shares delivered in 2024 (immediate payment 2023 variable remuneration)	Shares delivered in 2024 (deferred payment 2022 variable remuneration)	Shares delivered in 2024 (deferred payment 2021 variable remuneration)	Shares delivered in 2024 (deferred payment 2020 variable remuneration)	Shares delivered in 2024 (deferred payment 2019 variable remuneration)	Variable remuneration 2024 (Maximum number of shares to be delivered)
2019 variable remuneration
Ana Botín	70,905	—	—	—	—	(35,452)	—
José Antonio Álvarez	47,386	—	—	—	—	(23,693)	—
	118,290	—	—	—	—	(59,145)	—
2020 variable remuneration
Ana Botín	93,146	—	—	—	(31,049)	—	—
José Antonio Álvarez	50,594	—	—	—	(16,865)	—	—
	143,740	—	—	—	(47,914)	—	—
2021 variable remuneration
Ana Botín	710,698	—	—	(177,675)	—	—	—
José Antonio Álvarez	479,644	—	—	(119,911)	—	—	—
	1,190,342	—	—	(297,586)	—	—	—
2022 variable remuneration
Ana Botín	358,419	—	(62,334)	—	—	—	—
José Antonio Álvarez	241,954	—	(42,079)	—	—	—	—
	600,374	—	(104,413)	—	—	—	—
2023 variable remuneration
Ana Botín	1,127,209	(469,286)	—	—	—	—	—
Héctor Grisi	749,143	(321,645)	—	—	—	—	—
	1,876,352	(790,931)	—	—	—	—	—
2024 variable remuneration
Ana Botín	—	—	—	—	—	—	976,463
Héctor Grisi	—	—	—	—	—	—	656,033
	—	—	—	—	—	—	1,632,496
2025 variable remuneration[1]
Ana Botín	—	—	—	—	—	—	—
Héctor Grisi	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
1.For each director, 40% of the shares indicated correspond to the short-term variable (or immediate payment). The remaining 60% is deferred for delivery, where appropriate, in the next five years, the last three being subject to the fulfilment of multiannual objectives. Maximum opportunity subject to regulatory ratio compliance.
Annual report 2025    679

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Maximum number of shares to be delivered at December 31, 2024	Instruments matured but not consolidated at January 1, 2025[2]	Shares delivered in 2025 (immediate payment 2024 variable remuneration)	Shares delivered in 2025 (deferred payment 2023 variable remuneration)	Shares delivered in 2025 (deferred payment 2022 variable remuneration)	Shares delivered in 2025 (deferred payment 2021 variable remuneration)	Shares delivered in 2025 (deferred payment 2020 variable remuneration)	Shares delivered in 2025 (deferred payment 2019 variable remuneration)	Variable remuneration 2025 (Maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2025

35,452	—	—	—	—	—	—	(35,452)	—	—
23,693	—	—	—	—	—	—	(23,693)	—	—
59,145	—	—	—	—	—	—	(59,145)	—	—

62,097	—	—	—	—	—	(31,049)	—	—	31,048
33,729	—	—	—	—	—	(16,865)	—	—	16,864
95,826	—	—	—	—	—	(47,914)	—	—	47,912

533,023	(44,774)	—	—	—	(162,750)	—	—	—	325,499
359,733	(30,218)	—	—	—	(109,838)	—	—	—	219,677
892,756	(74,992)	—	—	—	(272,588)	—	—	—	545,176

296,085	—	—	—	(62,334)	—	—	—	—	233,751
199,875	—	—	—	(42,079)	—	—	—	—	157,796
495,961	—	—	—	(104,413)	—	—	—	—	391,548

657,923	—	—	(114,421)	—	—	—	—	—	543,502
427,498	—	—	(74,347)	—	—	—	—	—	353,151
1,085,421	—	—	(188,768)	—	—	—	—	—	896,653

976,463	—	(404,447)	—	—	—	—	—	—	572,016
656,033	—	(279,480)	—	—	—	—	—	—	376,553
1,632,496	—	(683,927)	—	—	—	—	—	—	948,569

—	—	—	—	—	—	—	—	602,746	602,746
—	—	—	—	—	—	—	—	408,159	408,159
—	—	—	—	—	—	—	—	1,010,904	1,010,904

2.The levels of achievement of the multi-year metrics of the long-term variable remuneration plans:
1) Seventh cycle of the deferred multi-year objectives variable remuneration plan (2022): 115.2% of achievement for the period 2022-2024.
a. RoTE metric for 2024 year-end period at 150%. Weight of 40.0%.
b. Relative TSR metric in 2022-2024 period at 83% of achievement. Weight of 40.0%.
c. Sustainability metrics at 25% of achievement. Weight of 20.0%.
2) Sixth cycle of the deferred multi-year objectives variable remuneration plan (2021): 91.6% of achievement for the period 2021-2023.
a. CET1 metric at 100% of achievement for 2023 year-end period (target 12.00%). Weight of 33.3%.
b. Underlying BPA growth at 150% of achievement (target growth of 100%). Weight of 33.3%.
c. TSR metric at 25% of achievement (target of 33 to 66 percentile). Weight of 33.3%.

3) Fifth cycle of the deferred multi-year objectives variable remuneration plan (2020): 83.0% of achievement for the period 2020-2022.
a. CET1 metric at 100% of achievement for 2022 year-end period (target 12.00%). Weight of 33.3%.
b. Underlying BPA growth at 150% of achievement (target growth of 10%). Weight of 33.3%.
c. TSR metric at 0% of achievement (minimum target of 33% not reached). Weight of 33.3%

Furthermore, the maximum number of RSUs of PagoNxt, S.L. to be delivered under the current plan (and subject to regulatory ratio compliance) is 9,415 and 7,909 units for Ana Botín and Héctor Grisi, respectively.
Annual report 2025    680

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
In addition, the table below shows the cash delivered in 2025 and 2024, by way of either immediate payment or deferred payment, in the latter case once the Board had determined, at the proposal of the remuneration committee, that one deferral relating to each plan had accrued:

EUR thousand
	2025		2024
	Cash paid (immediate payment 2024 variable remuneration)	Cash paid (deferred payments from 2023, 2022, 2021 and 2020 variable remuneration)	Cash paid (immediate payment 2023 variable remuneration)	Cash paid (deferred payments from 2022, 2021, 2020 and 2019 variable remuneration)
Ana Botín	1,851	1,759	1,780	1,419
Héctor Grisi	1,279	366	1,220	863
José Antonio Álvarez	—	815	—	945
Total	3,130	2,940	3,000	3,228
iii) Information on former members of the board of directors
The chart below includes information on the maximum number of shares to which former members of the board of directors, are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether in shares or in cash, made in 2025 and 2024 to former board members, upon achievement of the conditions for the receipt thereof (see note 46):

Maximum number of shares to be delivered
	2025	2024
Deferred conditional variable remuneration plan and linked to objectives (2019)	—	24,490
Deferred conditional variable remuneration plan and linked to objectives (2020)	35,511	71,024
Deferred conditional variable remuneration plan and linked to objectives (2021)	137,400	206,100

Number of shares delivered
	2025	2024
Deferred conditional variable remuneration plan and linked to objectives (2018)	—	29,860
Deferred conditional variable remuneration plan and linked to objectives (2019)	24,490	24,490
Deferred conditional variable remuneration plan and linked to objectives (2020)	35,512	35,512
Deferred conditional variable remuneration plan and linked to objectives (2021)	68,700	12,911
In addition, EUR 724 thousand and EUR 650 thousand relating to the deferred portion payable in cash of the aforementioned plans were paid each in 2025 and 2024.
Annual report 2025    681

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
f) Loans
Grupo Santander’s direct risk exposure to the bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognized:

EUR thousand
	2025			2024
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ana Botín	3	—	3	—	—	—
Héctor Grisi	—	—	—	—	—	—
José Antonio Álvarez	—	—	—	—	—	—
Glenn Hutchins	—	—	—	—	—	—
Antonio Francesco Weiss B	—	—	—	—	—	—
Belén Romana	—	—	—	—	—	—
Bruce Carnegie-Brown A	—	—	—	—	—	—
Germán de la Fuente	—	—	—	—	—	—
Gina Díez Barroso	—	—	—	5	—	5
Henrique de Castro	—	—	—	—	—	—
Homaira Akbari	—	—	—	—	—	—
Javier Botín	—	—	—	—	—	—
Juan Carlos Barrabés C	137	—	137	138	—	138
Luis Isasi	—	—	—	—	—	—
Pamela Walkden	—	—	—	—	—	—
Ramiro Mato D	—	—	—	—	—	—
Sol Daurella	—	—	—	—	—	—
	140	—	140	143	—	143
A.Ceased as director of Banco Santander, S.A. on 22 March 2024.
B.Director since 27 June 2024.
C.Director since 27 June 2024.
D.Ceased as director of Banco Santander, S.A. on 27 June 2024 .
g) Senior management
The table below includes the amounts relating to the short-term remuneration of the members of senior management at 31 December 2025 and those at 31 December 2024, excluding the remuneration of the executive directors, which is detailed above.

EUR thousand
		Short-term salaries and deferred remuneration
			Variable remuneration (bonus) - Immediate payment		Deferred variable remuneration
Year	Number of persons	Fixed	In cash	In instruments[2]	In cash	In instruments[3]	Pensions	Other remuneration[1]	Total
2025	15	19,255	9,179	9,180	4,306	4,306	4,910	6,456	57,592
2024	14	16,466	7,376	7,377	3,319	3,320	4,520	7,153	49,531
1.Includes other remuneration items such as life and medical insurance premiums and localization aids and lastly RSUs from PagoNxt S.L., for the work of one director in said entity.
2.    The amount of immediate payment for 2024 is 894,587 shares (1,611,965 Santander shares in 2024).
3.    The deferred amount in instruments not linked to long-term objectives for 2024 is 416,410 shares ( 725,399 Santander shares in 2024).
In addition to the amounts reflected in the table, salary remunerations amounting to EUR 4,118 thousand were granted in the form of buyouts and sign-on awards, related to the recruitment of new members who joined this employee group during the year.
In 2025, the ratio of variable to fixed pay components was 134% of the total for senior managers, well within the maximum limit of 200% set by 2024 AGM.
Annual report 2025    682

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Also, the detail of the breakdown of the remuneration linked to long-term objectives of the members of senior management at 31 December 2025 and 31 December 2024 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods, upon achievement of the conditions stipulated for each payment (see note 46):

EUR thousand
		Variable remuneration subject to long-term objectives[1]
Year	Number of people	Cash payment	Instrument payment	Total
2025	15	4,521	4,522	9,043
2024	14	3,485	3,486	6,971
1.    Relates to the fair value of the maximum annual amounts for years 2029, 2030 and 2031 of the tenth cycle of the deferred conditional variable remuneration plan (2028, 2029 and 2030 for the ninth cycle of the deferred variable compensation plan linked to annual objectives for the year 2024). The face value of the three aforementioned deferred amounts is EUR 12,919 thousand for 2025.
Additionally, members of senior management who stepped down from their roles in 2025 consolidated salary remuneration and other remuneration for a total amount of EUR 2,905 thousand (EUR 12,303 thousand in 2024). In 2025 rights regarding variable pay subject to long-term objectives amounted to EUR 342 thousand (EUR 633 thousand were generated in 2024 for this collective).
The maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive as of 31 December 2025 and 31 December 2024 relating to the deferred portion under the various plans then in force is the following (see note 46):

Maximum number of shares to be delivered
	2025	2024
Deferred conditional variable remuneration plan and linked to objectives (2019)	—	71,294
Deferred conditional variable remuneration plan and linked to objectives (2020)	145,704	370,522
Deferred conditional variable remuneration plan and linked to objectives (2021)	486,863	966,680
Deferred conditional variable remuneration plan and linked to objectives (2022)	891,305	1,430,464
Deferred conditional variable remuneration plan and linked to objectives (2023)	934,609	1,395,815
Deferred conditional variable remuneration plan and linked to objectives (2024)	1,601,213	—
Since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, the following number of Santander shares was delivered in 2025 and 2024 to the senior management, in addition to the payment of the related cash amounts:

Number of shares delivered
	2025	2024
Deferred conditional variable remuneration plan and linked to objectives (2018)	—	57,730
Deferred conditional variable remuneration plan and linked to objectives (2019)	54,249	71,294
Deferred conditional variable remuneration plan and linked to objectives (2020)	145,704	185,261
Deferred conditional variable remuneration plan and linked to objectives (2021)	243,433	351,777
Deferred conditional variable remuneration plan and linked to objectives (2022)	266,390	357,615
Deferred conditional variable remuneration plan and linked to objectives (2023)	233,652	1,212,984
Deferred conditional variable remuneration plan and linked to objectives (2024)	1,399,679	—
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

Annual report 2025    683

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
The balance as of 31 December 2025 in the pension system for those who were part of senior management at year end amounted to EUR 51 million (EUR 51 million at 31 December 2024).
The net charge to income corresponding to pension amounted to EUR 4.9 million in 2025 (EUR 4.5 million in 31 December 2024).
In 2025 and 2024 there have been no payments in the form of a single payment of the annual voluntary pre-retirement allowance.
Additionally, the capital insured by life and accident insurance at 31 December 2025 of this group amounts to EUR 78 million (EUR 83 million at 31 December 2024).
h) Post-employment benefits to former directors and former senior executive vice presidents
The post-employment benefits and settlements paid in 2025 to former directors of the Bank, other than those detailed in note 5.c amounted to EUR 5.6 million and EUR 5.6 million in 2024, respectively. Also, the post-employment benefits and settlements paid in 2025 to former executive vice presidents amounted to EUR 16 million and EUR 12.7 million in 2024, respectively.
Contributions to insurance policies that hedge pensions to previous members of the Bank’s board of directors, amounted to EUR 0.17 million in 2025 (EUR 0.17 million in 2024). Likewise, contributions to insurance policies that hedge pensions for previous senior managers amounted to EUR 1.3 million in 2025 (EUR 2.3 million in 2024).
No releases or charges were recorded in the consolidated income statement for pension commitments and similar obligations held by the Group with previous former members of the bank's board of directors or former members of senior management in 2025 and 2024.
In addition, 'Provisions - Pension Fund and similar obligations' in the consolidated balance sheet as at 31 December 2025 included EUR 43 million in respect of the post-employment benefit obligations to former Directors of the Bank (EUR 46 million at 31 December 2024) and EUR 108 million corresponding to former members of senior management (EUR 96 million at 31 December 2024).
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
Annual report 2025    684

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
6. Loans and advances to central banks and credit institutions
The detail, by classification, type and currency, of Loans and advances to central banks and credit institutions in the consolidated balance sheets is as follows:

EUR million
CENTRAL BANKS	2025	2024	2023
Classification
Financial assets held for trading	14,632	12,966	17,717
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Financial assets designated at fair value through other comprehensive income	—	—	—
Financial assets at amortised cost	15,986	16,179	20,082
	30,618	29,145	37,799
Type
Time deposits	15,986	16,179	17,747
Reverse repurchase agreements	14,632	12,966	20,052
Impaired assets	—	—	—
Valuation adjustments for impairment	—	—	—
	30,618	29,145	37,799
CREDIT INSTITUTIONS
Classification
Financial assets held for trading	25,967	27,314	14,061
Non-trading financial assets mandatorily at fair value through profit or loss	—	—	—
Financial assets designated at fair value through profit or loss	413	408	459
Financial assets designated at fair value through other comprehensive income	1,120	363	313
Financial assets at amortised cost	61,513	55,537	57,917
	89,013	83,622	72,750
Type
Time deposits	10,665	9,036	8,560
Reverse repurchase agreements	52,365	48,932	35,846
Non- loans advances	25,987	25,659	28,353
Impaired assets	—	—	—
Valuation adjustments for impairment	(4)	(5)	(9)
	89,013	83,622	72,750
CURRENCY
Euro	43,697	43,347	34,229
Pound sterling	5,147	2,424	3,539
US dollar	23,320	22,539	17,602
Brazilian real	43,577	39,379	47,151
Other currencies	3,890	5,078	8,028
TOTAL	119,631	112,767	110,549
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
At 31 December 2025 the gross exposure by impairment stage of the assets accounted subject to impairment for amounts to EUR 78,623 million, EUR 0 million and EUR 0 million (EUR 72,084, EUR 0 million and EUR 0 million in 2024 and EUR 78,321 million, EUR 0 million and EUR 0 million in 2023), and the loan loss provision by impairment stage amounts to EUR 4 million, EUR 0 million and EUR 0 million (EUR 5 million, EUR 0 million and EUR 0 million in 2024 and EUR 9 million, EUR 0 million and EUR 0 million in 2023) in stage 1, stage 2 and stage 3, respectively.

Annual report 2025    685

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
7. Debt securities
a) Detail
The detail, by classification, type and currency, of Debt securities in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Classification
Financial assets held for trading	98,568	82,646	62,124
Non-trading financial assets mandatorily at fair value through profit or loss	245	447	860
Financial assets designated at fair value through profit or loss	2,894	2,897	3,095
Financial assets designated at fair value through other comprehensive income	58,305	76,558	73,565
Financial assets at amortised cost	140,014	120,949	103,559
	300,026	283,497	243,203
Type
Spanish government debt securities	63,742	56,919	40,321
Foreign government debt securities	172,468	164,747	145,732
Issued by financial institutions	17,465	16,776	14,681
Other fixed-income securities	46,029	44,703	42,294
Impaired financial assets	842	701	461
Impairment losses	(520)	(349)	(286)
	300,026	283,497	243,203
Currency
Euro	142,969	118,456	90,857
Pound sterling	14,114	15,630	9,284
US dollar	50,671	48,189	38,161
Brazilian real	48,231	44,432	46,190
Other currencies	44,561	57,139	58,997
Debt securities excluding impairment adjustments	300,546	283,846	243,489
Impairment losses	(520)	(349)	(286)
	300,026	283,497	243,203
The increase in the year of the debt securities portfolio under the heading 'Financial assets at fair value with changes in other comprehensive income' is mainly due to the increase in exposure to sovereign debt, as a result of greater activity in the markets business, both its own and for distribution to clients.
Likewise, the increase in the debt securities portfolio under the heading 'Financial assets at amortized cost' is due to the continuation of the strategy started in year 2022 in which two new business models were created for the optimization of excess liquidity and the management of the maturity of the balance sheet credit and deposit portfolios.
At 31 December 2025, 2024 and 2023 the gross exposure by impairment stage of the book assets amounted to EUR 196,509 million, EUR 196,514 million and EUR 176,697 million in stage 1; EUR 1,480 million, EUR 597 million and EUR 203 million in stage 2, and EUR 842 million, EUR 701 million and EUR 461 million in stage 3, respectively.

In addition, at 31 December 2025, the Group had EUR 8 million (EUR 44 million at 31 December 2024) of exposure in assets purchased with impairments, which correspond mainly to the business combinations carried out by the Group with any additional impairment signs.
Annual report 2025    686

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Breakdown
The breakdown, by origin of the issuer, of debt securities at 31 December 2025, 2024 and 2023, net of impairment losses, is as follows:

EUR million
	2025				2024				2023
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
Spain	2,528	63,742	66,270	22.09%	1,901	56,919	58,820	20.75%	2,525	40,321	42,846	17.62%
United Kingdom	2,336	9,227	11,563	3.85%	3,077	9,903	12,980	4.58%	2,816	4,748	7,564	3.11%
Portugal	3,212	5,627	8,839	2.95%	3,224	5,138	8,362	2.95%	2,826	4,815	7,641	3.14%
Italy	2,821	24,215	27,036	9.01%	3,072	22,954	26,026	9.18%	2,968	12,945	15,913	6.54%
Ireland	4,239	42	4,281	1.43%	4,557	14	4,571	1.61%	5,632	11	5,643	2.32%
Poland	22	1,465	1,487	0.50%	2,472	15,224	17,696	6.24%	2,937	12,482	15,419	6.34%
Other European countries	12,682	25,894	38,576	12.86%	11,593	12,702	24,295	8.57%	9,797	15,495	25,292	10.40%
United States	14,941	29,199	44,140	14.71%	12,475	27,811	40,286	14.21%	8,959	22,992	31,951	13.14%
Brazil	13,518	33,908	47,426	15.81%	12,738	32,645	45,383	16.01%	13,551	32,342	45,893	18.87%
Mexico	3,001	25,113	28,114	9.37%	2,190	20,822	23,012	8.12%	1,969	20,738	22,707	9.34%
Chile	137	8,567	8,704	2.90%	96	6,982	7,078	2.50%	49	11,995	12,044	4.95%
Other American countries	3,254	5,954	9,208	3.07%	3,336	4,502	7,838	2.76%	2,315	2,546	4,861	2.00%
Rest of the world	1,125	3,257	4,382	1.45%	1,100	6,050	7,150	2.52%	806	4,623	5,429	2.23%
	63,816	236,210	300,026	100%	61,831	221,666	283,497	100%	57,150	186,053	243,203	100%
The detail, by issuer rating, of Debt securities at 31 December 2025, 2024 and 2023 is as follows:

EUR million
	2025				2024				2023
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	15,952	9,320	25,272	8.42%	16,889	6,440	23,329	8.23%	15,152	7,887	23,039	9.47%
AA	19,598	42,451	62,049	20.68%	16,972	47,254	64,226	22.65%	15,142	36,704	51,846	21.32%
A	13,206	95,537	108,743	36.24%	10,056	87,814	97,870	34.53%	11,175	68,112	79,287	32.60%
BBB	6,872	50,066	56,938	18.98%	8,900	44,483	53,383	18.83%	7,749	39,173	46,922	19.29%
Below BBB	5,052	38,836	43,888	14.63%	5,543	35,675	41,218	14.54%	4,654	34,177	38,831	15.97%
Unrated	3,136	—	3,136	1.05%	3,471	—	3,471	1.22%	3,278	—	3,278	1.35%
	63,816	236,210	300,026	100%	61,831	221,666	283,497	100%	57,150	186,053	243,203	100%
During 2025, France's rating for sovereign issuances has been modified from AA- to A+. During 2024, Portugal's rating for sovereign issuances was modified from BBB+ to A-. For the year 2023, the distribution of the exposure by rating level of the previous table was not affected by ratings reviews of the sovereign issuers.

Annual report 2025    687

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The detail, by type of financial instrument, of private fixed-income securities at 31 December 2025, 2024 and 2023, net of impairment losses, is as follows:

EUR million
	2025	2024	2023
Securitised mortgage bonds	10,514	10,709	9,310
Other asset-backed bonds	14,073	11,624	10,243
Floating rate debt	18,721	17,323	15,376
Fixed rate debt	20,508	22,175	22,221
Total	63,816	61,831	57,150
c) Impairment losses
The changes in the impairment losses on debt securities are summarised below:

EUR million
	2025	2024	2023
Balance at beginning of year	349	286	226
Net impairment losses for the yearA	182	226	24
Of which:
Impairment losses charged to income	238	234	36
Impairment losses reversed with a credit to income	(56)	(8)	(12)
Assets written off	—	(131)	0
Exchange differences and other items	(11)	(32)	36
Balance at end of year	520	349	286
Of which:
By geographical location of risk:
European Union	26	23	22
America	494	326	264
A.Of the EUR 182 million corresponding to net provisions for the year ended 31 December 2025 (EUR 226 million and EUR 24 million at 31 December 2024 and 2023, respectively), EUR 182 million relates to financial assets at amortized cost (EUR 227 million and EUR 23 million at 31 December 2024 and 2023, respectively) and EUR 0 million relates to financial assets designated at fair value through other comprehensive income (EUR -1 million and EUR 1 million at 31 December 2024 and 2023, respectively).
At 31 December 2025, 2024 and 2023 the loan loss provision by impairment stage of the assets accounted for under IFRS9 amounted to EUR 62 million, EUR 39 million and EUR 30 million in stage 1, EUR 66 million, EUR 9 million and EUR 8 million in stage 2, and EUR 392 million, EUR 301 million and EUR 248 million in stage 3, respectively.

8. Equity instruments
a) Breakdown
The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Classification
Financial assets held for trading	22,030	16,636	15,057
Non-trading financial assets mandatorily at fair value through profit or loss	5,815	4,641	4,068
Financial assets designated at fair value through other comprehensive income	2,281	2,193	1,761
	30,126	23,470	20,886
Type
Shares of Spanish companies	5,083	3,730	3,540
Shares of foreign companies	21,633	17,153	15,185
Shares of investment funds	3,410	2,587	2,161
	30,126	23,470	20,886
Note 29 contains a detail of the 'Other comprehensive income', recognised in equity, on 'Financial assets designated at fair value through other comprehensive income'.
b) Changes
The changes in 'Financial assets at fair value through other comprehensive income' were as follows:

EUR million
	2025	2024	2023
Balance at beginning of the year	2,193	1,761	1,941
Net additions (disposals)	(81)	(35)	11
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (EIGR)A	245	447	(162)
Changes in the RV hedged with micro-hedging transactions	(76)	20	(29)
Balance at end of year	2,281	2,193	1,761
A.They do not include fair value movements for currency risk hedged with hedging instruments.
c) Notifications of acquisitions of investments
The notifications of the acquisitions and disposals of holdings in investees made by the Bank in 2025, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 105 of Spanish Securities Market Law 24/1998, are listed in appendix IV.
Annual report 2025    688

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
9. Trading derivatives (assets and liabilities) and short positions
a) Trading Derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see note 11):

EUR million
	2025		2024		2023
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	29,550	23,728	30,834	24,754	31,480	26,014
Currency risk	24,755	20,508	29,395	29,110	22,834	23,094
Price risk	1,858	2,279	1,765	1,632	1,279	904
Other risks	2,192	5,453	2,106	2,257	735	577
	58,355	51,968	64,100	57,753	56,328	50,589
b) Short positions
Following is a breakdown of the short positions (liabilities):

EUR million
	2025	2024	2023
Borrowed securities
Debt instruments	2,938	2,566	3,263
Of which:
Banco Santander, S.A.	1,555	1,347	1,383
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,358	1,199	1,881
Equity instruments	690	538	546
Of which:
Banco Santander, S.A.	429	358	312
Short sales
Debt instruments	40,387	32,726	22,365
Of which:
Banco Santander, S.A.	28,710	23,813	16,143
Banco Santander (Brasil) S.A.	7,417	5,950	3,462
Santander US Capital Markets LLC	3,396	2,382	2,442
	44,015	35,830	26,174

10. Loans and advances to customers
a) Detail
The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Financial assets held for trading	32,766	26,591	11,634
Non-trading financial assets mandatorily at fair value through profit or loss	1,701	1,042	982
Financial assets designated at fair value through profit or loss	4,739	4,610	6,219
Financial assets at fair value through other comprehensive income	12,906	10,784	7,669
Financial assets at amortized cost	985,176	1,011,042	1,009,845
Of which:
Impairment losses	(21,158)	(22,125)	(22,788)
	1,037,288	1,054,069	1,036,349
Loans and advances to customers disregarding impairment losses	1,058,446	1,076,194	1,059,137
Note 51 contains a detail of the residual maturity periods of 'Financial assets at amortized cost'.
Note 54 shows the Group’s total exposure, by geographical origin of the issuer.
There are no loans and advances to customers for material amounts without fixed maturity dates.

Annual report 2025    689

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Breakdown
Following is a breakdown of the loans and advances granted to the Group's customers, which reflect the Group's exposure to credit risk in its main activity, without considering the balance of value adjustments for impairment, taking into account the type and situation of the transactions, the geographical area of their residence and the type of interest rate on the transactions:

EUR million
	2025	2024	2023
Loan type and status
Commercial credit	51,110	53,209	55,628
Secured loans	530,749	557,463	554,375
Reverse repurchase agreements	73,980	59,648	44,184
Other term loans	295,998	296,339	295,485
Finance leases	38,540	40,120	38,723
Receivable on demand	10,313	10,756	12,277
Credit cards receivables	26,179	24,928	24,371
Impaired assets	31,577	33,731	34,094
	1,058,446	1,076,194	1,059,137
Geographical area
Spain	198,894	198,164	203,680
Rest of Europe	467,697	502,664	489,706
of which United Kingdom	258,739	266,934	263,808
The Americas	374,739	359,264	350,873
of which USA	135,088	136,054	126,529
of which Brazil	90,951	91,066	100,758
Rest of the world	17,116	16,102	14,878
	1,058,446	1,076,194	1,059,137
Interest rate formula
Fixed rate	694,332	678,994	647,349
Floating rate	364,114	397,200	411,788
	1,058,446	1,076,194	1,059,137
At 31 December 2025, 2024 and 2023 the Group had granted loans amounting to EUR 18,127 million, EUR 16,562 million and EUR 15,544 million to Spanish public sector agencies which had a rating at 31 December 2025 of A (ratings of A at 31 December 2024 and 31 December 2023), and EUR 16,248 million, EUR 13,593 million, and EUR 11,530 million to the public sector in other countries (at 31 December 2025, the breakdown of this amount by issuer rating was as follows: 3.6% AAA, 26.4% AA, 25.6% A, 27.5% BBB, 16.4% below BBB and 0.5% without rating).
Without considering the public administrations, the amount of the loans and advances at 31 December 2025, 2024 and 2023 amounts to EUR 1,024,071 million, EUR 1,046,039 million and EUR 1,032,063 million, of which, EUR 954,533 million, EUR 1,012,389 million and EUR 998,010 million are classified as performing, respectively.

Annual report 2025    690

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following is a detail, by activity, of the loans to customers at 31 December 2025, net of impairment losses:

EUR million
			Secured loans
			Net exposure		Loan to value ratioC
	Total	Without collateral	Of which property collateral	Of which other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	29,607	28,423	153	1,031	157	168	251	334	274
Other financial institutions (financial business activity)	124,684	42,687	1,959	80,038	2,045	995	424	77,935	598
Non-financial corporations and individual entrepreneurs (non-financial business activity) (broken down by purpose)	318,284	179,529	63,124	75,631	23,917	26,942	19,168	45,306	23,422
Of which:
Construction and property development	17,118	1,294	15,594	230	4,963	6,921	1,890	1,164	886
Civil engineering construction	2,522	1,732	19	771	93	84	39	470	104
Large companies	181,870	128,502	17,718	35,650	7,177	6,666	6,157	25,459	7,909
SMEs and individual entrepreneurs	116,774	48,001	29,793	38,980	11,684	13,271	11,082	18,213	14,523
Households – other (broken down by purpose)	542,623	108,903	338,778	94,942	100,584	126,917	113,075	55,214	37,930
Of which:
Residential	332,931	1,149	331,655	127	90,170	116,264	97,858	25,944	1,546
Consumer loans	192,576	104,388	1,667	86,521	5,909	8,063	13,297	24,977	35,942
Other purposes	17,116	3,366	5,456	8,294	4,505	2,590	1,920	4,293	442
TotalA	1,015,198	359,542	404,014	251,642	126,703	155,022	132,918	178,789	62,224
Memorandum item
Refinanced and restructured transactionsB	18,151	5,546	6,896	5,709	2,347	2,381	2,037	2,457	3,383
A.In addition, the Group has granted advances to customers amounting to EUR 22,090 million, bringing the total of loans and advances to EUR 1,037,288 million.
B.Includes the net balance of the impairment of the accumulated value or accumulated losses in the fair value due to credit risk.
C.The ratio is the carrying amount of the transactions at 31 December 2025 provided by the latest available appraisal value of the collateral.
Note 54 contains information relating to the forborne loan portfolio.

Annual report 2025    691

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following is the movement of the gross exposure broken down by impairment stage of loans and advances to customers recognised under 'Financial assets at amortised cost' and 'Financial assets at fair value through other comprehensive income' during 2025, 2024 and 2023:

2025
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	925,413	84,455	33,568	1,043,436
Movements
Transfers
To stage 2 from stage 1	(39,015)	39,015		—
To stage 3 from stage 1	(12,097)		12,097	—
To stage 3 from stage 2		(8,266)	8,266	—
To stage 1 from stage 2	16,079	(16,079)		—
To stage 2 from stage 3		1,764	(1,764)	—
To stage 1 from stage 3	441		(441)	—
Net changes on financial assets	69,819	(12,940)	(4,436)	52,443
Write-offs	—	—	(13,266)	(13,266)
Exchange differences and others	(54,818)	(6,369)	(2,493)	(63,680)
Balance at the end of the year	905,822	81,580	31,531	1,018,933

2024
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	929,133	76,654	33,821	1,039,608
Movements
Transfers
To stage 2 from stage 1	(49,316)	49,316		—
To stage 3 from stage 1	(11,517)		11,517	—
To stage 3 from stage 2		(10,083)	10,083	—
To stage 1 from stage 2	21,475	(21,475)		—
To stage 2 from stage 3		2,358	(2,358)	—
To stage 1 from stage 3	447		(447)	—
Net changes on financial assets	43,281	(11,616)	(4,889)	26,776
Write-offs	—	—	(13,212)	(13,212)
Exchange differences and others	(8,090)	(699)	(947)	(9,736)
Balance at the end of the year	925,413	84,455	33,568	1,043,436

2023
EUR million
	Stage 1	Stage 2	Stage 3	Total
Balance at the beginning of year	942,861	66,696	32,617	1,042,174
Movements
Transfers
To stage 2 from stage 1	(43,278)	43,278		—
To stage 3 from stage 1	(12,636)		12,636	—
To stage 3 from stage 2		(9,915)	9,915	—
To stage 1 from stage 2	15,180	(15,180)		—
To stage 2 from stage 3		2,899	(2,899)	—
To stage 1 from stage 3	488		(488)	—
Net changes on financial assets	29,696	(10,673)	(4,218)	14,805
Write-offs	—	—	(13,847)	(13,847)
Exchange differences and others	(3,178)	(451)	105	(3,524)
Balance at the end of the year	929,133	76,654	33,821	1,039,608
In addition, at 31 December 2025, the Group had EUR 307 million (EUR 515 million at 31 December 2024 and EUR 694 million at 31 December 2023) of exposure in assets purchased with impairment of which EUR 46 million still show signs of additional impairment, which correspond mainly to the business combinations carried out by the Group.
Annual report 2025    692

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Impairment losses on loans and advances to customers at amortised cost and at fair value through other comprehensive income
The changes in the impairment losses on the assets making up the balances of financial assets at amortised cost and at fair value through other comprehensive income - Loans and advances - Customers:

EUR million
	2025	2024	2023
Amount at beginning of the year	22,125	22,788	22,684
Impairment losses charged to income for the year	14,144	13,428	13,805
Of which:
Impairment losses charged to profit or loss	24,935	22,761	20,608
Impairment losses reversed with a credit to profit or loss	(10,791)	(9,333)	(6,803)
Change of perimeter	—	—	(48)
Write-off of impaired balances against recorded impairment allowance	(13,266)	(13,212)	(13,847)
Exchange differences and other changes	(1,845)	(879)	194
Amount at end of the year	21,158	22,125	22,788
Which correspond to:
Impaired assets	13,527	14,088	14,238
Other assets	7,631	8,037	8,550
Of which:
Individually calculated	2,359	2,258	2,951
Collective calculated	18,799	19,867	19,837
In addition, provisions for debt securities amounting to EUR 182 million were recorded at 31 December 2025 (provisions amounting to EUR 226 million and EUR 24 million as of 31 December 2024 and 2023, respectively), written-off assets recoveries have been recorded in the year amounting to EUR 1,791 million at 31 December 2025 (EUR 1,600 million and EUR 1,587 million at 31 December 2024 and 2023, respectively).
With this, the impairment recorded in Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes: 'Financial assets at fair value through other comprehensive income' and 'Financial assets at amortised cost (IFRS 9) and, Loans and receivables (IAS 39)'; amounts EUR 12,535 million at 31 December 2025 (EUR 12,136 million and EUR 12,298 million at 31 December 2024 and 2023, respectively).
Following is the movement of the loan loss provision broken down by impairment stage of loans and advances to customers during 2025, 2024 and 2023:

2025
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,293	4,744	14,088	22,125
Transfers
To stage 2 from stage 1	(847)	2,734		1,887
To stage 3 from stage 1	(701)		4,931	4,230
To stage 3 from stage 2		(1,189)	2,760	1,571
To stage 1 from stage 2	82	(466)		(384)
To stage 2 from stage 3		177	(344)	(167)
To stage 1 from stage 3	16		(59)	(43)
Net changes of the exposure and modifications in the credit risk	1,269	(800)	6,581	7,050
Write-offs	—	—	(13,266)	(13,266)
FX and other movements	(112)	(569)	(1,164)	(1,845)
Loss allowance at the end of the year	3,000	4,631	13,527	21,158

2024
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,596	4,954	14,238	22,788
Transfers
To stage 2 from stage 1	(626)	2,676		2,050
To stage 3 from stage 1	(385)		4,548	4,163
To stage 3 from stage 2		(1,591)	3,444	1,853
To stage 1 from stage 2	109	(725)		(616)
To stage 2 from stage 3		278	(693)	(415)
To stage 1 from stage 3	23		(156)	(133)
Net changes of the exposure and modifications in the credit risk	755	(704)	6,655	6,706
Write-offs	—	—	(13,212)	(13,212)
FX and other movements	(179)	(144)	(736)	(1,059)
Loss allowance at the end of the year	3,293	4,744	14,088	22,125
Annual report 2025    693

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2023
EUR million
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at the beginning of the year	3,626	5,127	13,931	22,684
Transfers
To stage 2 from stage 1	(696)	2,954		2,258
To stage 3 from stage 1	(405)		4,278	3,873
To stage 3 from stage 2		(1,820)	3,721	1,901
To stage 1 from stage 2	149	(905)		(756)
To stage 2 from stage 3		282	(920)	(638)
To stage 1 from stage 3	27		(184)	(157)
Net changes of the exposure and modifications in the credit risk	875	(557)	7,212	7,530
Write-offs	—	—	(13,847)	(13,847)
FX and other movements	20	(127)	47	(60)
Loss allowance at the end of the year	3,596	4,954	14,238	22,788
d) Impaired assets and assets with unpaid past-due amounts
The detail of the changes in the balance of the financial assets classified as 'Financial assets Loans to customers' considered to be impaired due to credit risk is as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	33,731	34,094	32,888
Net additions	13,648	13,779	14,944
Written-off assets	(13,266)	(13,212)	(13,847)
Changes in the scope of consolidation	—	17	(59)
Exchange differences and other	(2,536)	(947)	168
Balance at end of year	31,577	33,731	34,094
This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.
At 31 December 2025, the Group’s written-off assets totalled EUR 51,435 million (EUR 49,939 million and EUR 48,138 million at 31 December 2024 and 2023, respectively).
Set forth below for each class of impaired asset are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at 31 December 2025:

EUR million
	Gross amount	Allowance recognised	Estimated collateral valueA
Without associated real collateral	13,846	8,133	—
With real estate collateral	7,777	1,759	5,657
With other collateral	9,954	3,635	5,424
Total	31,577	13,527	11,081
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
The breakdown of securitized loans held on the balance sheet, according to the nature of the financial instrument in which they are originated, is shown below:

EUR million
	2025	2024	2023
Retained on the balance sheet	80,072	80,824	75,738
Of which
Securitised mortgage assets	19,640	17,782	16,994
Of which: UK assets	10,236	9,034	6,096
Other securitised assets	60,432	63,042	58,744
TotalA	80,072	80,824	75,738
A.Note 22 details the liabilities associated with these securitisation transactions.
At 31 December 2025, Grupo Santander had loans that had been fully derecognised and for which it retained servicing amounting to EUR 12,174 million (EUR 14,919 million and EUR 13,923 million at 31 December 2024 and 2023, respectively).
Annual report 2025    694

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
11. Trading derivatives
The detail of the notional amounts and the market values of the trading derivatives held by the Group in 2025, 2024 and 2023 is as follows:

EUR million
	2025		2024		2023
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives
Interest rate risk
Forward rate agreements	1,995,070	(32)	1,992,413	13	829,913	3
Interest rate swaps	6,166,278	6,324	6,127,812	6,364	5,381,966	5,514
Options, futures and other derivatives	470,659	(472)	377,285	(297)	398,519	(51)
Credit risk
Credit default swaps	64,924	(3,135)	41,111	(572)	22,462	(86)
Foreign currency risk
Foreign currency purchases and sales	611,850	1,282	514,268	595	471,955	33
Foreign currency options	160,421	441	221,159	528	77,934	288
Currency swaps	682,350	2,526	625,765	(838)	586,405	(581)
Securities and commodities derivatives and other	98,588	(547)	78,328	554	68,664	619
Total	10,250,140	6,387	9,978,141	6,347	7,837,818	5,739
12. Non-current assets held for sale and liabilities associated with non-current assets held for sale
a) Breakdown
The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

EUR million	2025	2024	2023
Tangible assets	2,850	2,851	2,991
Foreclosed assets	2,487	2,621	2,773
Of which property assets in Spain	1,705	1,896	2,138
Other tangible assets held for sale	363	230	218

Entities held for sale	72,148	1,137	—
Caceis (Note 3)	—	1,137	—
Santander Bank Polska S.A. (Note 3)	72,148	—	—

Other assets	13	14	23
Total non-current assets held for sale	75,011	4,002	3,014

EUR million	2025	2024	2023
Entities held for sale
Santander Bank Polska S.A. (Note 2)	62,995	—	—
Total Liabilities associated with non-current assets held for sale	62,995	—	—

At 31 December 2025, the provisions recognised for the total non current assets held for sale totalled EUR 2,357 million (EUR 2,606 million and EUR 2,956 million at 31 December 2024 and 2023, respectively). The charges recorded in those years amounted to EUR 131 million, EUR 163 million and EUR 139 million, respectively, and the recoveries during these exercises are amounted to EUR 59 million, EUR 71 million and EUR 88 million, respectively.
b) Assets and liabilities from entities held for sale
The following is the consolidated balance sheet and consolidated summary cash flow statements for the Polish business held for sale:

EUR million
Condensed consolidated balance sheet	2025
Cash, cash balances at central banks and other deposits on demand	2,515
Financial assets held for trading	1,956
Financial assets designated at fair value through other comprehensive income	8,173
Financial assets at amortised cost	55,642
Intangible assets	1,335
Tax assets	1,224
Other assets	1,303
Total assets	72,148
Annual report 2025    695

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
Condensed consolidated balance sheet	2025
Financial liabilities held for trading	842
Financial liabilities at amortised cost	59,704
Provisions	603
Tax liabilities	1,335
Other liabilities	511
Total liabilities	62,995

EUR million
Other comprehensive income	2025
Items that will not be reclassified to profit or loss	56
Actuarial gains or losses on defined benefit pension plans	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	56
Items that may be reclassified to profit or loss	(590)
Hedges of net investments in foreign operations (effective portion)	(522)
Exchange differences	(164)
Cash flow hedges (effective portion)	98
Debt instruments at fair value with changes in other comprehensive income	8
Share in other income and expenses recognised in investments, joint ventures and associates	(10)

EUR million
Condensed consolidated statements of cash flows	2025	2024	2023
A) Cash flows from operating activities	1,405	1,705	352
B) Cash flows from investing activities	(98)	(96)	(91)
C) Cash flows from financing activities	(1,301)	(1,194)	(591)
D) Effect of foreign exchange rate differences	20	27	143
E) Net increase/(decrease) in cash and cash equivalents	26	442	(187)
At 31 December 2025, the written-off assets totalled EUR 2,339 million from the Polish business held for sale.
Consistent with the Group´s management model, the amounts related to the business held for sale in Poland are primarily reported within the Retail & Commercial Banking segment for primary segment information purposes. Additionally, a separate breakdown for the Poland geography is presented as a secondary segment.
In addition, see the consolidated summary profit and loss accounts for the business for sale in Poland in Note 37.
13. Investments
a) Breakdown
The detail, by company, of Investments is as follows:

EUR million
	2025	2024	2023
Associated entities	5,096	5,216	5,682
Merlin Properties, SOCIMI, S.A.A	1,830	1,803	1,621
Zurich Santander Insurance America, S.L. - Consolidated	940	884	936
Metrovacesa, S.A.	748	841	899
CNP Santander	399	397	423
Pluxee Beneficios Brasil S.A. A	295	309	—
Caceis (Notes 3 and 12)	—	—	1,139
Other companies	884	982	664

Joint Ventures entities	1,956	2,061	1,964
Santander Caceis Latam Holding 1, S.L. - Consolidated (previously Santander Securities Services Latam Holding, S.L)	404	381	389
Santander Vida Seguros y Reaseguros, S.A.	329	356	362
U.C.I., S.A. - Consolidated	293	325	349
Fortune Auto Finance Co., Ltd	232	261	254
Hyundai Capital UK Limited	270	249	205
Volvo Car Financial Services UK Limited	116	99	76
Banco RCI Brasil S.A.	77	94	92
Other companies	235	296	237

Total Associated entities and Joint ventures	7,052	7,277	7,646
A.Acquisition of 20% of Pluxee Beneficios Brasil S.A. and capital increase of Merlin Properties, SOCIMI, S.A., both carried out in 2024.
Of the entities included above, at 31 December 2025, the entities Merlin Properties, SOCIMI, S.A, and Metrovacesa, S.A. and Compañía Española de Viviendas en Alquiler, S.A., are the only listed companies.
Annual report 2025    696

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Below is a breakdown of the Goodwill of the main investments in joint ventures and associates included in the balance of this heading:

EUR million
	2025	2024	2023
Goodwill	1,096	1,238	1,460
Of which:
Zurich Santander Insurance America, S.L. - Consolidated	526	526	526
Pluxee Beneficios Brasil S.A.A	71	122	—
Caceis (Notes 3 and 12)	—	—	337
A.Acquisition of 20% of Pluxee Beneficios Brasil S.A. in 2024.
b) Changes
The changes in the investments were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	7,277	7,646	7,615
Acquisitions (disposals) of companies and capital increases (reductions)A	(17)	1,011	52
Changes in the consolidation method (Note 3)	15	(13)	(43)
Entities for sale (Notes 3 y 12)B	(168)	(1,137)	—
Effect of equity accounting	665	687	591
Dividends distributed and reimbursements of share premium	(694)	(745)	(565)
Of which:
Zurich Santander Insurance América, S.L. - Consolidado	(206)	(202)	(202)
Metrovacesa, S.A.	(118)	(52)	(50)
Santander Vida Seguros y Reaseguros, S.A.- Consolidated	(87)	(82)	(52)
Merlin Properties, SOCIMI, S.A.	(57)	(53)	(51)
CNP Santander	(54)	(88)	(51)
CIP S.A.	(16)	(56)	—
Caceis	—	(114)	—
Hyundai Capital UK Limited	—	—	(58)
Other global result	28	(32)	(24)
Exchange differences and other changes	(54)	(140)	20
Balance at end of year	7,052	7,277	7,646
A.Includes the acquisition of 20% of Pluxee Beneficios Brasil S.A. and the capital increase of Merlin Properties, SOCIMI, S.A carried out in 2024.
B.Stakes of Santander Bank Polska S.A. and Caceis (Notes 3 and 12).
c) Impairment adjustments
During the years 2025, 2024 and 2023 there was no evidence of significant impairment in the Group's associated interests.

Annual report 2025    697

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
d) Other information
A summary of the financial information at the end of December 2025 of the main associates and joint ventures (obtained from the information available at the date of preparation of the consolidated financial statements) is shown below:

EUR million
	Associates					Joint ventures
	Merlin Properties, SOCIMI, S.A.A	Metrovacesa, S.A.A	Pluxee Beneficios Brasil S.A.	Zurich Santander Insurance América, S.L. - Consolidated	CNP Santander	Santander Caceis Latam Holding, S.L. - Consolidated	U.C.I., S.A. - Consolidated	Hyundai Capital UK Limited	Fortune Auto Finance Co., LTD	Santander Vida Seguros y Reaseguros, S.A.- Consolidated (note 3)	Banco RCI Brasil S.A.
Current assets	1,701	2,025	689	2,434	165	201	397	2,022	167	157	10
Non current assets	11,758	389	652	20,190	2,139	579	8,876	3,665	1,933	1,710	2,221
Total assets	13,459	2,414	1,341	22,624	2,304	780	9,273	5,687	2,100	1,867	2,231
Current liabilities	840	507	254	657	186	315	6,930	3,685	10	140	112
Non current liabilities	5,118	310	578	21,021	1,726	35	1,715	1,480	1,627	1,243	1,924
Total liabilities	5,958	817	832	21,678	1,912	350	8,645	5,165	1,637	1,383	2,036
Attributable profit for the period	284	16	87	534	101	97	(75)	77	20	145	54
Other accumulated comprehensive income	(11)	—	—	(33)	(9)	—	114	(1)	—	(21)	4
Rest of equity	7,228	1,581	422	445	300	333	589	446	443	360	137
Total Equity	7,501	1,597	509	946	392	430	628	522	463	484	195
Total liabilities and equity	13,459	2,414	1,341	22,624	2,304	780	9,273	5,687	2,100	1,867	2,231

Ordinary activities income	544	658	457	4,559	568	163	499	426	159	907	312
Profit (loss) from continuing operations	284	16	87	534	101	97	(75)	77	20	145	54
Profit (loss) for the year from discontinuing operations	—	—	—	—	—	—	—	—	—	—	—
A.Data as of 31 December 2024, latest accounts available.
14. Insurance contracts linked to pensions
The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	67	81	93
	67	81	93
Annual report 2025    698

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
15. Liabilities under insurance contracts
The detail of Liabilities under insurance contracts and reinsurance assets in the consolidated balance sheets (see note 2.i) is as follows:

EUR million
	2025	2024	2023
Liabilities under insurance contracts	18,737	17,829	17,799
Liability for Remaining Coverage (LRC)	18,291	17,377	17,333
Liabilities relating to insurance contracts measured under BBA/VFA	18,194	17,292	17,262
Current value of future cashflows (PVFCF)	17,461	16,614	16,627
Risk adjustment for non-financial risk (RA)	186	199	211
Contractual service margin (CSM)	547	479	424
Liabilities relating to insurance contracts measured under PAA	97	85	71
Liability for incurred claims (LIC)	446	452	466
The balance of liabilities under insurance contracts reflected in the consolidated balance sheet includes the following elements:
•Liability for Remaining Coverage (LRC): amount of obligations provisioned to meet the fulfilment of future services assigned to the group on a date for a specific coverage period.
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
•Liability for Incurred Claims (LIC): amount of obligations provisioned to meet the fulfilment of past services assigned to the group on a date.
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
Annual report 2025    699

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
16. Tangible assets
a) Changes
The changes in Tangible assets in the consolidated balance sheets were as follows:

EUR million
	Tangible assets				Of which: For leasing
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Cost
Balance at 1 January 2023	26,570	25,166	1,580	53,316	4,692	—	—	4,692
Additions / disposals (net) due to change in the scope of consolidation	11	37	—	48	(13)	—	—	(13)
Additions / disposals (net)	1,122	742	(34)	1,830	125A	—	—	125
Transfers, exchange differences and other items	(1,460)	(641)	30	(2,071)	33	—	—	33
Balance at 31 December 2023	26,243	25,304	1,576	53,123	4,837	—	—	4,837
Additions / disposals (net) due to change in the scope of consolidation	28	(1,192)	—	(1,164)	—	—	—	—
Additions / disposals (net)	730	(1,716)	(17)	(1,003)	179A	—	—	179
Transfers, exchange differences and other items	(1,345)	1,003	(104)	(446)	(235)	—	—	(235)
Balance at 31 December 2024	25,656	23,399	1,455	50,510	4,781	—	—	4,781
Additions / disposals (net) due to change in the scope of consolidation	4	—	7	11	—	—	—	—
Additions / disposals (net)	326	(2,603)	(58)	(2,335)	(40)A	—	—	(40)
Transfers, exchange differences and other items	(1,845)	(1,743)	188	(3,400)	(450)	—	—	(450)
Balance at 31 December 2025	24,141	19,053	1,592	44,786	4,291	—	—	4,291

Accumulated depreciation
Balances at 1 January 2023	(12,892)	(5,578)	(172)	(18,642)	(2,265)	—	—	(2,265)
Disposals due to change in the scope of consolidation	7	—	—	7	7	—	—	7
Disposals	284	2,540	—	2,824	160	—	—	160
Charge for the year	(1,689)	—	(11)	(1,700)	(580)	—	—	(580)
Transfers, exchange differences and other items	1,653	(2,744)	(16)	(1,107)	69	—	—	69
Balance at 31 December 2023	(12,637)	(5,782)	(199)	(18,618)	(2,609)	—	—	(2,609)
Disposals due to change in the scope of consolidation	—	686	—	686	—	—	—	—
Disposals	672	3,214	—	3,886	196	—	—	196
Charge for the year	(1,544)	—	(9)	(1,553)	(460)	—	—	(460)
Transfers, exchange differences and other items	890	(2,902)	46	(1,966)	59	—	—	59
Balance at 31 December 2024	(12,619)	(4,784)	(162)	(17,565)	(2,814)	—	—	(2,814)
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	663	2,428	—	3,091	177	—	—	177
Charge for the year	(1,323)	—	(8)	(1,331)	(405)		—	(405)
Transfers, exchange differences and other items	1,150	(1,917)	(32)	(799)	381	—	—	381
Balance at 31 December 2025	(12,129)	(4,273)	(202)	(16,604)	(2,661)	—	—	(2,661)
A. Includes contract extensions on operating leases and repurchases.
Annual report 2025    700

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Tangible assets				Of which: For leasing
	For own use	Leased out under an operating lease	Investment property	Total	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses
Balance at 1 January 2023	(189)	(33)	(379)	(601)	(14)	—	—	(14)
Impairment charge for the year	(113)	(29)	(12)	(154)	(38)	—	—	(38)
Releases	4	11	4	19	3	—	—	3
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	36	—	4	40	5			5
Exchange differences and other	64	47	(38)	73	(1)	—	—	(1)
Balance at 31 December 2023	(198)	(4)	(421)	(623)	(45)	—	—	(45)
Impairment charge for the year	(276)	(70)	(81)	(427)	(31)	—	—	(31)
Releases	34	3	8	45	10	—	—	10
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	53	—	—	53	19	—	—	19
Exchange differences and other	(14)	32	76	94	(2)	—	—	(2)
Balance at 31 December 2024	(401)	(39)	(418)	(858)	(49)	—	—	(49)
Impairment charge for the year	(172)	(79)	(15)	(266)	(41)	—	—	(41)
Releases	41	71	25	137	1	—	—	1
Disposals due to change in the scope of consolidation	—	—	—	—	—	—	—	—
Disposals	17	17	—	34	6	—	—	6
Exchange differences and other	166	3	40	209	9	—	—	9
Balance at 31 December 2025	(349)	(27)	(368)	(744)	(74)	—	—	(74)

Tangible assets, net
Balances at 31 December 2023	13,408	19,518	956	33,882	2,183	—	—	2,183
Balances at 31 December 2024	12,636	18,576	875	32,087	1,918	—	—	1,918
Balances at 31 December 2025	11,663	14,753	1,022	27,438	1,556	—	—	1,556
Annual report 2025    701

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Tangible assets - For own use
The detail, by class of asset, of 'Property, plant and equipment' which is owned by the Group in the consolidated balance sheets is as follows:

EUR million
	Tangible assets for own use				Of which: for leasing
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	14,973	(5,010)	(154)	9,809	2,104
IT equipment and fixtures	5,614	(4,154)	—	1,460	60
Furniture and vehicles	5,412	(3,424)	—	1,988	19
Construction in progress and other items	244	(49)	(44)	151	—
Balance at 31 December 2023	26,243	(12,637)	(198)	13,408	2,183

Land and buildings	15,113	(5,516)	(353)	9,244	1,882
IT equipment and fixtures	5,283	(3,926)	—	1,357	23
Furniture and vehicles	4,963	(3,130)	—	1,833	13
Construction in progress and other items	297	(47)	(48)	202	—
Balance at 31 December 2024	25,656	(12,619)	(401)	12,636	1,918

Land and buildings	14,067	(5,359)	(304)	8,404	1,536
IT equipment and fixtures	4,204	(3,003)	(10)	1,191	13
Furniture and vehicles	5,548	(3,746)	(1)	1,801	7
Construction in progress and other items	322	(21)	(34)	267	—
Balance at 31 December 2025	24,141	(12,129)	(349)	11,663	1,556
The carrying amount at 31 December 2025 in the foregoing table includes the following approximate amounts EUR 6,545 million (EUR 6,531 million at 31 December 2024 and EUR 7,119 million at 31 December 2023) relating to property, plant and equipment owned by group entities and branches located abroad.
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
Of the 14,753 EUR million that the Group had assigned to operating leases at 31 December 2025 (18,576 EUR and 19,518 EUR at 31 December 2024 and 2023, respectively), EUR 7,227 million (EUR 11,336 and EUR 12,525 at 31 December 2024 and 2023, respectively) relate to vehicles of Santander US Auto's business. The variable lease payments of various items of this business are not significant.
In addition, the maturity analysis of the assets leased out under operating leases from Santander US Auto, is as follows:

EUR million

Maturity Analysis	2025
2025	3,988
2026	4,228
2027	1,332
2028	330
d) Tangible assets - Investment property
The fair value of investment property at 31 December 2025, 2024, 2023 amounted to EUR 1,194, 1,041 and 1,163 million, respectively. A comparison of the fair value of investment property at 31 December 2025, 2024 and 2023 with the net book value shows gross unrealised gains of EUR 172, 166 and 207 million, respectively, attributed completely to the group.
The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2025, 2024 and 2023 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.
Annual report 2025    702

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
17. Intangible assets – Goodwill
The detail of goodwill, based on the cash-generating units giving rise thereto, is as follows:

EUR million
	2025	2024	2023
Banco Santander (Brasil)	3,031	3,079	3,679
SAM Investment Holdings Limited	1,444	1,444	1,444
Santander Consumer Germany	1,304	1,304	1,304
Santander Portugal	1,040	1,040	1,040
Santander España	998	998	998
Santander US Auto	943	1,068	1,003
Santander Holding USA (ex. Auto)	765	865	814
Santander UK	609	641	612
Banco Santander - Chile	470	482	516
Grupo Financiero Santander (México)	463	453	523
Ebury Partners	326	340	350
Santander Consumer Nordics	211	211	206
Santander Bank Polska	—	1,178	1,159
Other companies	354	335	369
Total Goodwill	11,958	13,438	14,017

The changes in goodwill were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	13,438	14,017	13,741
Additions	19	30	56
Of which:
Ebury Partners	—	—	45
Impairment losses	(4)	(4)	(20)
Transfer to Assets held for sale (Notes 3 y 12)	(1,176)	—	—
Exchange differences and other items	(291)	(605)	240
Balance at end of year	11,958	13,438	14,017

Grupo Santander has goodwill generated by cash-generating units located in non-euro currency countries (mainly Brazil, Poland, the United States, the United Kingdom, Chile, Mexico, Norway and Sweden) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2025 there was a decrease of EUR 291 million (a decrease of EUR 605 million in 2024 and an increase of EUR 240 million in 2023), due to exchange differences and other items which, pursuant to current standards, were recognised with a change to 'Other comprehensive income - Items that may be reclassified to profit or loss - Exchange differences in other comprehensive income in the consolidated statement of recognised income and expense' (see note 29.d).
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
Grupo Santander assesses the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation —including banking concentration level—, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).
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
Annual report 2025    703

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
During 2025, the Group has recognised impairment losses of EUR 4 million of immaterial goodwill that has been recorded under the heading 'Impairment or reversal of the impairment of non-financial assets - Intangible assets' (EUR 4 million and EUR 20 million in 2024 and 2023, respectively). Goodwill is deducted from CET1 for regulatory purposes, so an impairment of goodwill has no impact on the Group's capital ratios.
Following is a detail of the main assumptions taken into account in determining the recoverable amount, at 2025 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	2025
	Projected period	Discount rateA	Nominal perpetual growth rate
Santander UK	5 years	12.4%	2.5%
Santander US Auto	3 years	11.5%	3.0%
Santander Holding USA (ex. Auto)B	5 years	13.6%	3.5%
Santander Consumer Germany	5 years	9.5%	2.5%
SAM Investment Holdings, Limited	5 years	11.5%	2.5%
Santander Portugal	5 years	10.6%	2.5%
A.Post-tax discount rate.
B.Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The discount and nominal perpetual growth rates taken into account in 2024 and 2023 are presented below for comparison purposes:

	Discount rateA		Nominal perpetual growth rate
	2024	2023	2024	2023
Santander UK	11.8%	11.9%	2.5%	2.5%
Santander Bank Polska	12.9%	13.2%	5.0%	5.0%
Santander US Auto	12.2%	12.8%	3.0%	3.0%
Santander Holding USA (ex. Auto)B	13.4%	13.4%	3.5%	3.5%
Santander Consumer Germany	9.1%	9.7%	2.0%	2.3%
SAM Investment Holdings, Limited	11.6%	11.6%	2.5%	2.5%
Santander Portugal	10.2%	11.2%	2.5%	2.5%
A.Post-tax discount rate.
B.Weighted information of the main assumptions of the segments to which goodwill has been allocated.
The variations reflected in the assumptions used in 2025 are mainly a consequence of the current macroeconomic scenario, as well as the level of inflation.
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
Annual report 2025    704

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
18. Intangible assets - Other intangible assets
The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2025, 2024, and 2023 is as follows:

EUR million
	Estimated useful life	1 January 2025	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2025
Cost		15,261	1,714	(20)		(1,286)	(1,179)	14,490
Brand names		32	—	—		—	—	32
IT developments	3-10 years	13,322	1,713	(7)		(1,286)	(1,084)	12,658
Other		1,907	1	(13)		—	(95)	1,800
Accumulated amortisation		(9,235)	—	12	(1,847)	1,228	795	(9,047)
Development		(8,312)	—	6	(1,715)	1,228	723	(8,070)
Other		(923)	—	6	(132)	—	72	(977)
Impairment losses		(205)	—	—	(108)	58	162	(93)
Of which addition					(108)
Of which Liberation
		5,821	1,714	(8)	(1,955)	—	(222)	5,350

EUR million
	Estimated useful life	1 January 2024	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2024
Cost		14,773	2,104	(8)		(1,169)	(439)	15,261
Brand names		40	—	—		—	(8)	32
IT developments	3-10 years	12,867	2,104	(8)		(1,169)	(472)	13,322
Other		1,866	—	—		—	41	1,907
Accumulated amortisation		(8,851)	—	6	(1,626)	1,062	174	(9,235)
Development		(8,078)	—	6	(1,546)	1,062	244	(8,312)
Other		(773)	—	—	(80)	—	(70)	(923)
Impairment losses		(68)	—	—	(227)	107	(17)	(205)
Of which addition					(227)
Of which Liberation					—
		5,854	2,104	(2)	(1,853)	—	(282)	5,821

Annual report 2025    705

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Estimated useful life	1 January 2023	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2023
Cost		12,502	2,197	176		(230)	128	14,773
Brand names		33	—	8		(2)	1	40
IT developments	3-10 years	10,721	2,197	18		(196)	127	12,867
Other		1,748	—	150		(32)	—	1,866
Accumulated amortisation		(7,554)	—	5	(1,386)	209	(125)	(8,851)
Development		(6,866)	—	—	(1,294)	177	(95)	(8,078)
Other		(688)	—	5	(92)	32	(30)	(773)
Impairment losses		(44)	—	—	(53)	21	8	(68)
Of which addition					(53)
Of which Liberation					—
		4,904	2,197	181	(1,439)	—	11	5,854
In 2025, 2024 and 2023, impairment losses of EUR 108 million, EUR 227 million and EUR 53 million, respectively, were recognised under Impairment or reversal of impairment on non-financial assets, net – intangible assets. This impairment losses are related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to transform or integrate businesses and to adapt to the various regulatory changes.
19. Other assets
The detail of 'Other' of 'Other assets' is as follows:

EUR million
	2025	2024	2023
Transactions in transit	364	469	246
Net pension plan assets (note 25)	784	677	1,001
Prepayments and accrued income	3,121	3,016	2,911
Other	4,376	4,310	4,598
	8,645	8,472	8,756
Annual report 2025    706

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
20. Deposits from central banks and credit institutions
The detail, by classification, counterparty, type and currency, of 'Deposits from central banks' and 'Deposits from credit institutions' in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
CENTRAL BANKS
Classification
Financial liabilities held for trading	12,385	13,300	7,808
Financial liabilities designated at fair value through profit or loss	3,086	1,774	1,209
Financial liabilities at amortized cost	18,542	24,882	48,782
	34,013	39,956	57,799
Type
Deposits on demand	856	405	117
Time deposits	14,709	18,488	43,853
Reverse repurchase agreements	18,448	21,063	13,829
	34,013	39,956	57,799
CREDIT INSTITUTIONS
Classification
Financial liabilities held for trading	27,058	26,284	17,862
Financial liabilities designated at fair value through profit or loss	1,424	1,625	1,735
Financial liabilities at amortized cost	74,692	90,012	81,246
	103,174	117,921	100,843
Type
Deposits on demand	5,005	6,657	5,468
Time deposits	42,718	54,716	54,402
Reverse repurchase agreements	55,186	56,273	40,689
Subordinated deposits	265	275	284
	103,174	117,921	100,843
Currency
Euro	54,588	53,779	53,921
Pound sterling	13,625	21,853	27,697
US dollar	43,466	57,992	49,447
Brazilian real	6,783	7,459	7,997
Other currencies	18,725	16,794	19,580
TOTAL	137,187	157,877	158,642
At 31 December 2025 and 2024, no conditional long-term financing of the European Central Bank (TLTRO- Targeted Long-Term Refinancing Operation-) was outstanding. As of 2023, the balance of such financing amounted to EUR 11,583 million, all corresponding to the TLTRO III financing program.
At 31 December 2025, no expense has been recognized in the consolidated income statement corresponding to TLTRO III (expenses of EUR 158 million and EUR 659 million at 31 December 2024 and 2023, respectively, as a result of the conditions of the financing programme).
Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost.
21. Customer deposits
The detail, by classification, geographical area and type, of Customer deposits is as follows:

EUR million
	2025	2024	2023
Classification
Financial liabilities held for trading	36,120	18,984	19,837
Financial liabilities designated at fair value through profit or loss	25,930	25,407	32,052
Financial liabilities at amortized cost	979,150	1,011,545	995,280
	1,041,200	1,055,936	1,047,169
Geographical areaA
Spain	437,855	395,479	388,736
Rest of Europe	323,854	377,057	366,165
of which: United Kingdom	228,810	233,192	235,698
Rest of America	279,491	283,400	292,268
of which: United States	82,321	88,712	83,555
Rest of the world	—	—	—
	1,041,200	1,055,936	1,047,169
Type
Demand deposits-	646,125	677,818	661,262
Time deposits-	296,797	298,276	305,296
Deposits redeemable at notice	1,487	1,525	1,789
Repurchase agreements	96,791	78,317	78,822
	1,041,200	1,055,936	1,047,169
A.According to the geography of the legal entity.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost.
Annual report 2025    707

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
22. Marketable debt securities
a) Breakdown
The detail, by classification and type, of Marketable debt securities is as follows:

EUR million
	2025	2024	2023
Classification
Financial liabilities held for trading	—	—	—
Financial liabilities designated at fair value through profit or loss	11,686	7,554	5,371
Financial liabilities at amortized cost	312,704	317,967	303,208
	324,390	325,521	308,579
Type
Bonds and debentures outstanding	253,893	252,765	231,880
Subordinated	28,859	35,461	30,529
Notes and other securities	41,638	37,295	46,170
	324,390	325,521	308,579
The distribution of the book value of debt securities issued by contractual maturity at 31 December 2025 is shown below:

EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	798	1,760	2,277	24,024	28,859
Senior unsecured debt	10,509	13,643	51,461	34,465	35,618	145,696
Senior secured debt	11,529	12,308	43,661	28,106	12,593	108,197
Promissory notes and other securities	17,747	23,060	335	170	326	41,638
Debt securities issued	39,785	49,809	97,217	65,018	72,561	324,390
The distribution by contractual maturity of the notional amounts of these debt securities issued at 31 December 2025 is as follows:

EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Subordinated debt	—	790	1,744	2,255	22,926	27,715
Senior unsecured debt	10,056	12,654	50,189	34,089	36,469	143,457
Senior secured debt	11,038	12,110	43,467	28,116	12,513	107,244
Promissory notes and other securities	17,709	23,042	299	154	312	41,516
Debt securities issued	38,803	48,596	95,699	64,614	72,220	319,932
Annual report 2025    708

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Bonds and debentures outstanding
The detail, by currency of issue, of 'Bonds and debentures outstanding' is as follows:

	EUR million			2025
Currency of issue	2025	2024	2023	Outstanding issue amount in foreign currency (Million)	Annual interest rate (%)
Euro	117,350	110,973	101,657	117,350	2.72%
US dollar	71,140	79,740	70,229	83,632	4.73%
Pound sterling	25,548	23,961	20,520	22,301	5.14%
Brazilian real	21,848	18,683	21,861	141,089	14.21%
Chilean peso	4,697	4,579	4,921	4,977,648	3.61%
Other currencies	13,310	14,829	12,692
Balance at end of year	253,893	252,765	231,880

Annual report 2025    709

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The changes in 'Bonds and debentures outstanding' were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	252,765	231,880	211,597
Net inclusion of entities in the Group	—	(1,224)	(1,467)
Of which:
SPIRE SA Compartment 2023-374	—	(1,224)	—
Auto ABS UK Loans PLC	—	—	(841)
PSA Bank Deutschland GmbH	—	—	(626)
Issues	72,014	77,921	68,568
Of which:
Banco Santander, S.A.	12,682	20,559	19,706
Banco Santander (Brasil) S.A.	11,827	8,039	12,781
Santander Group UK	11,450	9,884	6,002
Santander Consumer USA Holdings Inc.	8,705	8,949	7,309
Santander International Products, Plc.	5,071	2,752	1,054
Stellantis Financial Services Italia S.p.A.	2,020	2,021	761
Santander Consumer Bank S.p.A.	1,799	1,001	1,460
Santander Holdings USA, Inc.	1,772	3,004	1,850
Fondo de Titulización, Santander Consumo 8	1,523	—	—
Fondo de Titulización, Santander Consumo 9	1,421	—	—
Banco Santander - Chile	1,204	1,171	814
Santander Consumer Finance, S.A.	1,181	2,271	2,557
Banco Santander Totta, S.A.	1,069	1,129	1,734
Santander Bank, National Association	853	4,133	1,346
SC Germany S.A., Compartment Consumer 2025-2	850	—	—
SC Austria S.à r.l., Compartment Consumer 2025-1	803	—	—
Secucor Finance 2025-1 Designated Activity Company	801	—	—
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	787	875	634
Hyundai Capital Bank Europe GmbH Italy	749	—	—
Banque Stellantis France	728	897	1,145
Santander Consumer Bank AG	—	180	1,256
SC Germany S.A., Compartment Consumer 2024-1	—	1,500	—
Santander Consumo 6, F.T.	—	1,230	—
Santander Consumo 7, F.T.	—	1,218	—
Santander Bank Polska S.A.	—	1,002	1,102
SC Germany S.A., Compartment Consumer 2024-2	—	1,000	—
Redemptions and repurchases	(60,335)	(57,676)	(48,825)
Of which:
Banco Santander, S.A.	(14,854)	(15,888)	(7,889)
Banco Santander (Brasil) S.A.	(9,430)	(6,919)	(10,542)
Santander Consumer USA Holdings Inc.	(7,905)	(10,806)	(14,466)
Santander Group UK	(4,936)	(7,764)	(6,185)
Santander Consumer Finance, S.A.	(2,743)	(2,900)	(1,800)
Santander Holdings USA, Inc.	(2,693)	(1,387)	—
Santander Bank, National Association	(2,648)	(1,440)	(567)
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(2,084)	(122)	(140)
Banco Santander - Chile	(1,930)	(1,486)	(575)
Santander International Products, Plc.	(1,327)	(584)	(728)
Santander Consumer Bank S.p.A.	(1,327)	(233)	(266)
Santander Consumer Bank AS	(1,174)	(839)	(681)
Banque Stellantis France	(746)	(565)	(813)
Stellantis Financial Services Italia S.p.A.	(698)	(22)	—
Banco Santander Totta, S.A.	(223)	(1,055)	(108)
Exchange differences and other movements	(10,551)	1,864	2,007
Balance at year-end	253,893	252,765	231,880
Annual report 2025    710

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Notes and other securities
The notes of the Group (see Note 22.a) were issued basically by Santander Consumer Finance, S.A., Santander UK plc, Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México, Banco Santander, S.A., Santander Consumer Bank AG, Banque Stellantis France, Banco Santander -Chile and Banco Santander S.A. - Uruguay.
d) Guarantees
Set forth below is information on the liabilities secured by assets:

EUR million
	2025	2024	2023
Asset-backed securities	55,031	49,723	37,717
Of which, mortgage-backed securities	5,961	4,377	3,019
Other mortgage securities	51,438	50,141	49,478
Of which: mortgage-backed bonds	22,624	22,631	24,619
Covered bonds (non mortgage and export financing)	1,728	995	764
	108,197	100,859	87,959
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
Grupo Santander has a balance corresponding to mortgage bonds at 31 December 2025 of EUR 22,624 million (all of them issued in euros), which correspond to issues of Banco Santander, S.A. (with an outstanding face value of EUR 22,360 million).
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

Annual report 2025    711

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
23. Subordinated liabilities
a) Breakdown
The detail, by currency of issue, of Subordinated liabilities, deposits and marketable debt securities, in the consolidated balance sheets is as follows:

	EUR million			2025
	2025	2024	2023	Outstanding issue amount in foreign currency (million)	Annual interest rate (%)
Currency of issue
Euro	11,402	14,999	13,684	11,402	4.55%
US dollar	9,750	13,425	11,300	11,462	6.53%
Brazilian real	4,354	3,600	2,518	28,117	16.30%
Pound sterling	1,347	1,409	1,353	1,176	4.28%
Other currencies	2,434	2,380	2,057
Balance at end of year	29,287	35,813	30,912
Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end.
b) Changes
The movement in the balance of subordinated liabilities in the last three years were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	35,813	30,912	25,926
Net inclusion of entities in the Group	—	—	(40)
IssuancesA	2,287	7,001	7,007
Of which:
Banco Santander, S.A.	1,862	5,625	5,610
Banco Santander (Brasil) S.A.	375	1,338	1,112
Banque Stellantis France	—	25	150
Redemptions and repurchasesA	(7,110)	(2,572)	(1,781)
Of which:
Banco Santander, S.A.	(6,754)	(2,433)	(1,000)
Santander UK Group Holdings plc	(352)	—	—
Santander Bank Polska S.A.	—	(100)	—
Santander UK plc	—	—	(702)
Banque Stellantis France	—	—	(78)
Exchange differences and other movements	(1,703)	472	(200)
Balance at end of year	29,287	35,813	30,912
A.The balance relating to issuances, redemptions and repurchases (EUR 4,823 million), together with the interest paid in remuneration of these issuances including PPCC (EUR 1,560 million), is included in the cash flow from financing activities.

c) Other disclosures
This caption includes contingent convertible or redeemable preferred participations, as well as other subordinated financial instruments issued by consolidated companies, which do not qualify as equity (preferred shares).
Preferred shares do not have voting rights and are non-cumulative. They have been subscribed by third parties outside the Group, and except for the issuances of Santander UK plc, the rest are redeemable by decision of the issuer, according to the terms of each issue.
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
The main issuances of subordinated debt securities, broken down by company, are detailed below:
Issuances by Banco Santander, S.A.
On 1 December 2025, Banco Santander, S.A. has proceeded to redeem in advance all the issued subordinated obligations: 'EUR 60,000,000', with original maturity date on December 2026 and with ISIN code XS1492669509.
On 19 November 2025, Banco Santander, S.A. carried out an issuance for an amount of USD 1,500 million with ISIN code US05971KAA79.
Annual report 2025    712

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
On 24 September 2025, Banco Santander, S.A. proceeded to redeem in advance all the issued subordinated obligations: 'EUR 50,000,000 Fixed/Floating', with original maturity date on March 2029 and with ISIN code XS1585005314.
On 5 August 2025, Banco Santander, S.A. proceeded to redeem in advance the subordinated debt issuances with ISIN code XS1384064587, for a nominal amount of EUR 1,500 million, with a coupon of 3.250% and original maturity date on April 2026 and with ISIN code XS1548444816, for a nominal amount of EUR 1,000 million, with a coupon of 3.125% and original maturity date on January 2027.
On 2 July 2025, Banco Santander, S.A. proceeded to repurchase for their subsequent redeem in advance the contingently convertible preferred shares with ISIN code XS2102912966, for a total nominal amount of EUR 466.6 million and which are traded on the market of the Irish Stock Exchange 'Global Exchange Market', leaving the amount in circulation at EUR 1,033.4 million.
On 2 July 2025, Banco Santander, S.A. carried out a placement of preference shares contingently convertible into newly issued ordinary shares of the Bank (PPCC), for a nominal amount of EUR 1,500 million with ISIN code XS3100756637 . The Issuance has been made at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, has been set at 6% quarterly for the first six years, being reviewed every five years thereafter by applying a margin of 381.9 basis points over the five-year mid-swap rate.
On 18 March 2025, Banco Santander, S.A. carried out an issuance for an amount of EUR 1,500 million with ISIN code XS1201001572.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 600.8 million out of a total of EUR 1,500 million of the transaction with ISIN XS138406464587 following the tender announcement launched on 6 February 2025.
On 17 February 2025, Banco Santander, S.A. prepaid EUR 563.6 million euros out of a total of EUR 1,000 million of the transaction with ISIN XS1548444816 following the tender announcement launched on 6 February 2025.
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
On 29 December 2023, Banco Santander, S.A., proceeded to prepay all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1692931121 for a total nominal amount of EUR 1,000 million and which were traded on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
On 21 November 2023, Banco Santander, S.A., carried out a placement of two series of contingently convertible preferred shares into newly issued ordinary shares of the Bank, for a total nominal amount of USD 1,150 million (EUR 1,054 million at the exchange rate on the day of issue) and USD 1,350 million (EUR 1,235 million at the exchange rate on the day of issue), respectively.
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
On 8 August 2023, Banco Santander, S.A. carried out an issuance of subordinated obligations for an amount of 2,000 million dollars (1,821 million euros at the exchange rate on the day of issuance). The issue was carried out at par coupon was set at 6.921% per year, payable semiannually during the 10-year life of the operation.
Annual report 2025    713

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
On 23 May 2023, Banco Santander, S.A. issued subordinated bonds for an amount of 1,500 million euros for a term of 10 years and 3 months. The issue was carried at 99.739% and the coupon of the issue was set at 5.75% annually for the first 5 years and 3 months, with the option of amortization in August 2028, revising the coupon, in case of non-amortization, at a margin of 285 points plus the Euro Swap type 5 years.
On 25 April 2022, Banco Santander, S.A. proceeded to prepay all the Tier 1 Contingently Convertible Preferred Securities with ISIN code XS1602466424 and common code 160246642 in circulation, for a total nominal amount of EUR 750 million and which were traded on the Irish Stock Market 'Global Exchange Market' (the 'PPCC').
On 22 November 2021, Banco Santander, S.A. issued subordinated debentures for a term of eleven years, with a redemption option on the tenth anniversary of the issue date, in the amount of USD 1,000 million (EUR 1,007 million at the exchange rate on the day of issue). The issue bears interest at an annual rate of 3.225%, payable semi-annually, for the first ten years. This issue has an early redemption option in the tenth year from the issue date and if the redemption is not executed in the tenth year, the coupon is repriced at a margin of 160 points over the one-year US government bond.
On 4 October 2021, Banco Santander, S.A. issued subordinated debentures for a term of eleven years, with a redemption option on the sixth anniversary of the issue date, amounting to GBP 850 million (EUR 887 million at the exchange rate on the day of issue). The issue bears interest at an annual rate of 2.25%, payable annually for the first six years (then repricing at a margin of 165 points over the 5-year UK government bond).
On 21 September 2021, Banco Santander, S.A. carried out a placement of preferential shares contingently convertible into newly issued ordinary shares of the Bank ('PPCC') for a nominal amount of EUR 1,000 million (issue placed on the market EUR 997 million). The issuance was carried out at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, was set at 3.625% per year for the first eight years, being reviewed every five years applying a margin of 376 basis points over the 5-year Mid-Swap Rate.
On 12 May 2021, Banco Santander, S.A. placed the issue of preference shares contingently convertible into newly issued ordinary shares of the Bank, previously announced, for a total nominal amount of EUR 1,578 million, issued in a Series in Dollars of USD 1,000 million (EUR 828 million at the exchange rate on the day of issue) and a Series in Euros for an amount of EUR 750 million. The issuance was carried out at par and the remuneration of the PPCC, whose payment is subject to certain conditions and is also discretionary, was set (i) for the Series in Dollars at 4.750% per annum for the first six years, being revised every five years applying a margin of 375.3 basis points over the 5-year UST rate and (ii) for the Series in Euros by 4.125% per annum for the first seven years, being revised every five years applying a margin of 431.1 basis points over the applicable 5-year euro mid-swap.
On 3 December 2020, Banco Santander, S.A. issued subordinated debentures with a ten-year term of USD 1,500 million (EUR 1,222 million at the date of issue). The issue bears interest at an annual rate of 2.749%, payable semiannually.
On 22 October 2020, it carried out a ten-year subordinated debenture issue for an amount of EUR 1,000 million. The issue bears interest at an annual rate of 1.625%, payable annually.
On 14 January 2020, it carried out a placement of contingently convertible preferred participations into newly issued ordinary shares of the Bank (the 'PPCCs'), excluding the pre-emptive subscription rights of its shareholders and for a nominal amount of EUR 1,500 million (the 'Issuance' and the 'PPCCs'). The Issuance was made at par and the remuneration of the PPCCs, the payment of which is subject to certain conditions and is also discretionary, was set at 4.375% per annum for the first six years, revised every five years thereafter by applying a margin of 453.4 basis points over the 5-year mid-Swap Rate (5-year mid-Swap Rate).
On 8 February 2018, a ten-year subordinated debenture issuance of EUR 1,250 million was carried out. The issue accrues annual interest of 2.125% payable annually.
Issuances by Banco Santander (Brasil) S.A.
In early December 2025, Brazil closed a Tier 2 subordinated debt issuance in its local market with a 10-year term and the first call date at 5 years, for an amount of BRL 2.4 billion. The issuance price was 10y CDI + 65 bps.
At September 2024, Brazil issued AT1 Financial Notes (PerpNC5) in its local market for an amount of BRL 7,600 million at CDI + 140% (equivalent to UST +222 bps).
At the beginning of October 2023, Banco Santander (Brasil) S.A. carried out an issuance of Subordinated Financial Bills (TIER II) in its local market for a 10-year term, with a repurchase option as of the fifth anniversary of the issuance date, in the amount of BRL 6,000 million. The issuance price was CDI +1.6% per annum, payable at maturity.
At the end of November 2021, Banco Santander (Brasil) S.A. carried aout an issuance of Subordinated Financial Bills (TIER II) in its local market for a 10-year term, with a repurchase option as of the fifth anniversary of the issue date, in the amount of BRL 5,500 million. The issue price was CDI 2% per annum, payable at maturity.
Issuance by Santander Bank Polska S.A.
At 28 November 2024, Santander Bank Polska S.A proceeded to repay subordinated debt ISIN XS0531310182 for EUR 100 million. The debt was originally fully subscribed by the EBRD at 5 August 2010.
The accrued interests from the subordinated liabilities during 2025 amounted to EUR 1,486 million (EUR 1,357 million and EUR 1,010 million during 2024 and 2023, respectively).
In addition, interests from the PPCC and PPCA during 2025 amounted to EUR 622 million (EUR 620 million and EUR 492 million in 2024 and 2023, respectively).
Annual report 2025    714

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
24. Other financial liabilities
The detail of Other financial liabilities in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Trade payables	1,452	1,452	1,783
Clearing houses	794	776	1,269
Tax collection accounts:
Public Institutions	6,271	6,156	4,986
Factoring accounts payable	274	226	272
Unsettled financial transactions	3,860	7,421	6,412
Lease liabilities (note 2.k)	1,822	2,202	2,400
Other financial liabilities	21,645	21,683	23,065
	36,118	39,916	40,187
Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.
Lease liabilities
The cash outflow of leases in 2025 was EUR 510 million (EUR 684 million and EUR 738 in 2024 and 2023, respectively).
The analysis of the maturities of lease liabilities at 31 December 2025, 2024 and 2023 is shown below:

EUR million
	2025	2024	2023
Maturity Analysis - Discounted payments
Within 1 year	466	526	586
Between 1 and 3 years	619	868	918
Between 3 and 5 years	315	405	480
Later than 5 years	422	403	416
Total discounted payments at the end of the year	1,822	2,202	2,400
During 2025, 2024 and 2023 there were no significant variable lease payments not included in the valuation of lease liabilities.

25. Provisions
a) Breakdown
The detail of Provisions in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Provision for pensions and other obligations post-employments	1,656	1,731	2,225
Other long term employee benefits	993	915	880
Provisions for taxes and other legal contingencies	2,989	2,717	2,715
Contingent liabilities and commitments (note 2.o)	713	710	702
Other provisions	2,004	2,334	1,919
Provisions	8,355	8,407	8,441
Annual report 2025    715

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Changes
The changes in 'Provisions' in the last three years were as follows:

EUR million
	2025
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	1,731	915	710	5,051	8,407
Incorporation of Group companies, net	(13)	—	—	—	(13)
Additions charged to income	75	437	50	2,299	2,861
Interest expense (note 39)	59	32	—	—	91
Staff costs (note 46)	32	9	—	—	41
Provisions or reversion of provisions	(16)	396	50	2,299	2,729
Addition	6	424	591	4,429	5,450
Release	(22)	(28)	(541)	(2,130)	(2,721)
Other additions arising from insurance contracts linked to pensions	(5)	—	—	—	(5)
Changes in value recognised in equity	220	—	—	—	220
Payments to pensioners and pre-retirees with a charge to internal provisions	(107)	(358)	—	—	(465)
Benefits paid due to settlements	(31)	—	—	—	(31)
Insurance premiums paid	—	—	—	—	—
Payments to external funds	(329)	—	—	—	(329)
Amounts used	—	—	—	(2,252)	(2,252)
Transfer, exchange differences and other changes	115	(1)	(47)	(105)	(38)
Balances at end of year	1,656	993	713	4,993	8,355

EUR million
	2024					2023
	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total	Post employment plans	Long term employee benefits	Contingent liabilities and commitments	Other provisions	Total
Balances at beginning of year	2,225	880	702	4,634	8,441	2,392	950	734	4,073	8,149
Incorporation of Group companies, net	—	—	—	—	—	(4)	—	—	—	(4)
Additions charged to income	94	368	47	3,106	3,615	92	244	(38)	2,247	2,545
Interest expense (note 39)	76	29	—	—	105	59	34	—	—	93
Staff costs (note 46)	34	11	—	—	45	33	9	—	—	42
Provisions or reversion of provisions	(16)	328	47	3,106	3,465	—	201	(38)	2,247	2,410
Addition	5	335	430	4,429	5,199	3	204	378	3,759	4,344
Release	(21)	(7)	(383)	(1,323)	(1,734)	(3)	(3)	(416)	(1,512)	(1,934)
Other additions arising from insurance contracts linked to pensions	(2)	—	—	—	(2)	—	—	—	—	—
Changes in value recognised in equity	643	—	—	—	643	944	—	—	—	944
Payments to pensioners and pre-retirees with a charge to internal provisions	(153)	(331)	—	—	(484)	(182)	(316)	—	—	(498)
Insurance premiums paid	—	—	—	—	—	—	—	—	—	—
Payments to external funds	(708)	—	—	—	(708)	(750)	—	—	—	(750)
Amounts used	—	—	—	(2,490)	(2,490)	—	—	(1)	(2,087)	(2,088)
Transfer, exchange differences and other changes	(368)	(2)	(39)	(199)	(608)	(267)	2	7	401	143
Balances at end of year	1,731	915	710	5,051	8,407	2,225	880	702	4,634	8,441
Annual report 2025    716

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Provision for pensions and other obligations post –employments and Other long term employee benefits
The detail of Provisions for pensions and similar obligations is as follows:

EUR million
	2025	2024	2023
Provisions for post-employment plans - Spanish entities	602	674	770
Provisions for other similar obligations - Spanish entities	927	852	817
Of which pre-retirements	916	839	805
Provisions for post-employment plans - United Kingdom	26	28	76
Provisions for post-employment plans - Other subsidiaries	1,028	1,029	1,379
Provisions for other similar obligations - Other subsidiaries	66	63	63
Provision for pensions and other obligations post -employments and Other long term employee benefits	2,649	2,646	3,105
Of which defined benefits	2,637	2,638	3,097
i. Spanish entities - Post-employment plans and other similar obligations
At 31 December 2025, 2024 and 2023, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognised each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the agreed end date.
In 2023, the provisions made to cover the commitments with 502 employees covered by early retirement and incentivized dismissals plan amounted to EUR 160 million.
In 2024, the provisions made to cover the commitments with 826 employees covered by early retirements and incentivized dismissals amounted to EUR 303 million.
In 2025, the provisions made to cover the commitments with 1,238 employees covered by early retirements and incentivized dismissals amounted to EUR 389 million.
The expenses incurred by the Spanish companies in 2025, 2024 and 2023 in respect of contributions to defined contribution plans amounted to EUR 130 million, EUR 126 million and EUR 116 million, respectively.
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
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Annual discount rate	3.75%	3.00%	3.35%	3.75%	3.00%	3.35%
Mortality tables	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1	PER2020 M/F Col. Orden 1
Cumulative annual CPI growth	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Annual salary increase rate	1.25%A	1.25%A	1.25%A	N/A	N/A	N/A
Annual social security pension increase rate	2.12%	2.12%	2.12%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0%	0%	0%
A.Corresponds to the group’s defined-benefit obligations.
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) matching the durations of the commitments. From the bond portfolio considered, callable, putable and sinkable bonds, which could distort the rates, are excluded.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2025, if the discount rate used had been decreased or increased by 50 basis points (bp), there would have been an increase or decrease in the present value of the post-employment obligations of 4.02% (-50 bp) to -3.75% (+50 bp),respectively, and an increase or decrease in the present value of the long-term obligations of 1.15% (-50 bp) to -1.15% (+50 bp), respectively.
These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.
Annual report 2025    717

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
3. The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Expected rate of return on plan assets	3.75%	3.00%	3.35%	3.75%	3.00%	3.35%
Expected rate of return on reimbursement rights	3.75%	3.00%	3.35%	N/A	N/A	N/A
The funding status of the defined benefit obligations in 2025 and the two preceding years is as follows:

EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Present value of the obligations
To current employees	34	49	51	—	—	—
Vested obligations to retired employees	1,610	1,850	1,936	—	—	—
To pre-retirees employees		—	—	919	844	812
Long-service bonuses and other benefits		—	—	11	13	12
	1,644	1,899	1,987	930	857	824
Less - Fair value of plan assets	1,058	1,234	1,235	3	5	7
Provisions - Provisions for pensions	586	665	752	927	852	817
Of which:
Internal provisions for pensions	535	593	677	927	852	817
Net pension assets	(13)	(6)	(14)	—	—	—
Insurance contracts linked to pensions (note 14)	67	81	93	—	—	—
Unrecognised net assets for pensions	(3)	(3)	(4)	—	—	—
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Current service cost	5	3	2	1	1	1
Interest cost (net)	27	28	42	27	25	30
Expected return on insurance contracts linked to pensions	(3)	(3)	(4)	—	—	—
Provisions or reversion of provisions
Actuarial (gains)/losses recognised in the year	—	—	—	(19)	—	7
Past service cost	—	3	2	—	—	13
Pre-retirement cost	—	—	—	389	303	160
OtherA	(16)	(10)	(1)	—	(4)	(1)
	13	21	41	398	325	210
A.Including reduction/settlement effect
In addition, in 2025 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' has decreased by EUR 33 million with respect to defined benefit obligations (increase of EUR 21 and increase of EUR 10 million in 2024 and 2023, respectively).
Annual report 2025    718

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Present value of the obligations at beginning of year	1,899	1,987	2,076	857	824	903
Incorporation of Group companies, net	—	—	—	—	—	—
Current service cost	5	3	2	1	1	1
Interest cost	67	71	82	27	25	30
Pre-retirement cost	—	—	—	389	303	160
Effect of curtailment/settlement	(9)	(10)	(1)	—	(4)	(1)
Benefits paid	(179)	(203)	(210)	(325)	(292)	(290)
Benefits paid due to settlements	(31)	(2)	—	—	—	—
Past service cost	—	3	2	—	—	13
Actuarial (gains)/losses	(102)	45	37	(19)	—	7
Demographic actuarial (gains)/losses	(14)	—	(2)	(8)	(1)	—
Financial actuarial (gains)/losses	(88)	45	39	(11)	1	7
Exchange differences and other items	(6)	5	(1)	—	—	1
Present value of the obligations at end of year	1,644	1,899	1,987	930	857	824
The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan Assets
EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Fair value of plan assets at beginning of year	1,234	1,235	861	5	7	8
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on plan assets	40	43	40	—	—	—
Gains/(losses) on settlements	7	—	—	—	—	—
Benefits paid	(144)	(124)	(89)	(2)	(2)	(2)
Contributions/(surrenders)	(7)	58	409	—	—	—
Actuarial gains/(losses)	(64)	27	25	—	—	—
Exchange differences and other items	(8)	(5)	(11)	—	—	1
Fair value of plan assets at end of year	1,058	1,234	1,235	3	5	7

Insurance Contracts linked to pensions
EUR million
	Post-employment plans			Other similar obligations
	2025	2024	2023	2025	2024	2023
Fair value of insurance contracts linked to pensions at beginning of year	81	93	104	—	—	—
Incorporation of Group companies, net	—	—	—	—	—	—
Expected return on insurance contracts linked to pensions	3	3	4	—	—	—
Benefits paid	(12)	(13)	(15)	—	—	—
Paid premiums	—	—	—	—	—	—
Actuarial gains/(losses)	(5)	(2)	—	—	—	—
Fair value of insurance contracts linked to pensions at end of year	67	81	93	—	—	—

Annual report 2025    719

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2026 to fund its defined-benefit pension obligations.
The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.
The following table shows the estimated benefits payable at 31 December 2025 for the next ten years:

EUR million
2026	461
2027	391
2028	331
2029	274
2030	223
2031 to 2035	672
ii. United Kingdom
At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 92 million in 2025 (EUR 98 million in 2024 and EUR 87 million in 2023).
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
2.    Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2025	2024	2023
Annual discount rate	5.58%	5.54%	4.63%
Mortality tables	''S4 Light' tables weighted 105% males/101% females and CMI_2024 projection [LTR=1.25%, A=0.25%, H=1] with both Age-Period and Cohort convergence periods equal to core values except increased to 20 years for ages 80 to 100 and then tapering down to nil by age 120	The S3 Middle tables weighted at 84% of the CMI_2023 projection with an initial addition of 0.25%, smoothing parameter 7 and improving 1.25%.	The S3 Middle tables weighted at 84% of the CMI_2022 projection with an initial addition of 0.25%, smoothing parameter 7 and improving 1.25%.
Cumulative annual CPI growth	2.9%	3.11%	3.02%
Annual salary increase rate	1.00%	1.00%	1.00%
Annual pension increase rate	2.78%	3.04%	2.96%
The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2025, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 5.82% (-50 bp) and -5.28% (+50 bp), respectively. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 4.23% (+50 bp) and -4.14% (-50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.
The funding status of the defined benefit obligations in 2025 and the two preceding years is as follows:

EUR million
	2025	2024	2023
Present value of the obligations	8,164	8,898	9,451
Less-
Fair value of plan assets	8,740	9,400	10,208
Provisions - Provisions for pensions	(576)	(502)	(757)
Of which:
Internal provisions for pensions	25	28	76
Net assets for pensions	(601)	(530)	(833)

Annual report 2025    720

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The amounts recognised in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

EUR million
	2025	2024	2023
Current service cost	9	13	14
Interest cost (net)	(31)	(40)	(62)
Provisions or reversal of provisions, net
Cost of services provided	—	—	—
Others	—	—	—
	(22)	(27)	(48)
In addition, in 2025 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans has increased by EUR 117 million with respect to defined benefit obligations ( increase of EUR 475 and of EUR 687 million in 2024 and 2023, respectively).
The changes in the present value of the accrued defined benefit obligations were as follows:

EUR million
	2025	2024	2023
Present value of the obligations at beginning of year	8,898	9,451	8,982
Net incorporation of companies into the Group	—	—	(28)
Current service cost	9	13	14
Interest cost	465	438	436
Benefits paid	(469)	(465)	(428)
Benefits paid by settlements	—	—	(9)
Contributions made by employees	3	7	6
Past service cost	—	—	—
Actuarial (gains)/losses	(304)	(965)	281
Demographic actuarial (gains)/losses	(91)	(133)	(59)
Financial actuarial (gains)/losses	(213)	(832)	340
Exchange differences and other items	(438)	419	197
Present value of the obligations at end of year	8,164	8,898	9,451
The changes in the fair value of the plan assets were as follows:

EUR million
	2025	2024	2023
Fair value of plan assets at beginning of year	9,400	10,208	10,152
Net incorporation of companies into the Group	—	—	(41)
Expected return on plan assets	496	478	498
Benefits paid	(469)	(465)	(434)
Contributions	203	182	225
Actuarial gains/(losses)	(421)	(1,440)	(406)
Exchange differences and other items	(469)	437	214
Fair value of plan assets at end of year	8,740	9,400	10,208
In 2026 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2025.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2025	2024	2023
Equity instruments	—	—	—
Debt instruments	67%	66%	62%
Properties	11%	14%	12%
Other	22%	20%	26%
The following table shows the estimated benefits payable at 31 December 2025 for the next ten years:

EUR million
2026	576
2027	485
2028	503
2029	527
2030	545
2031 to 2035	2,801
iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At 31 December 2025, 2024 and 2023, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 110 million in 2025 (EUR 133 million at 31 December 2024 and EUR 107 million at 31 December 2023).
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.
Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations. In Brazil the discount rate used was between 10.52% and 10.65%, the CPI 3.00% and the mortality table the AT-2000, AT-2000 Basic y AT-2000 S10.
Any changes in the main assumptions could affect the calculation of the obligations. At 31 December 2025, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of 3.92% (-50 bp) and -3.53% (+50 bp), respectively. These changes would be offset in part by increases or decreases in the fair value of the assets.

Annual report 2025    721

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2025 and the two preceding years is as follows:

EUR million
	2025	Of which business in Brazil	2024	2023
Present value of the obligations	6,886	4,569	6,903	8,485
Less-
Of which: with a charge to the participants	152	152	157	114
Fair value of plan assets	6,284	4,730	6,502	7,787
Provisions - Provisions for pensions	450	(313)	244	584
Of which:
Internal provisions for pensions	1,083	210	1,084	1,434
Net assets for pensions	(170)	(60)	(141)	(154)
Unrecognised net assets for pensions	(463)	(463)	(699)	(696)
The amounts recognised in the consolidated income statements in relation to these obligations are as follows:

EUR million
	2025	2024	2023
Current service cost	26	28	25
Interest cost (net)	68	92	83
Provisions or reversion of provisions
(Actuarial gains)/losses recognised in the year	25	28	23
Past service cost	—	2	1
Pre-retirement cost	3	—	—
Other	(2)	(10)	(3)
	120	140	129
In addition, in 2025 'Other comprehensive income – Items not reclassified to profit or loss – Actuarial gains or (-) losses on defined benefit pension plans' has increased by EUR 136 million with respect to defined benefit obligations (increase of EUR 147 million and EUR 247 million in 2024 and 2023, respectively).
The changes in the present value of the accrued obligations were as follows:

EUR million
	2025	2024	2023
Present value of the obligations at beginning of year	6,903	8,485	7,578
Incorporation of Group companies, net	(6)	—	(20)
Current service cost	26	28	25
Interest cost	552	578	599
Pre-retirement cost	3	—	—
Effect of curtailment/settlement	(2)	(10)	(2)
Benefits paid	(726)	(1,113)	(730)
Benefits paid due to settlements	(133)	(20)	(2)
Contributions made by employees	4	4	3
Past service cost	—	2	1
Actuarial (gains)/losses	270	(191)	697
Demographic actuarial (gains)/losses	300	(1)	40
Financial actuarial (gains)/losses	(30)	(190)	657
Exchange differences and other items	(5)	(860)	336
Present value of the obligations at end of year	6,886	6,903	8,485
The changes in the fair value of the plan assets were as follows:

EUR million
	2025	2024	2023
Fair value of plan assets at beginning of year	6,502	7,787	7,321
Incorporation of Group companies, net	—	—	(16)
Expected return on plan assets	556	551	588
Benefits paid	(752)	(1,022)	(644)
Contributions	134	477	124
Actuarial gains/(losses)	(201)	(304)	110
Settlements gains/(losses)	(1)	—	—
Exchange differences and other items	46	(987)	304
Fair value of plan assets at end of year	6,284	6,502	7,787
In 2026 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2025.
Annual report 2025    722

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The main categories of plan assets as a percentage of total plan assets are as follows:

	2025	2024	2023
Equity instruments	14%	13%	11%
Debt instruments	79%	79%	83%
Properties	1%	1%	1%
Other	6%	7%	5%
The following table shows the estimated benefits payable at 31 December 2025 for the next ten years:

EUR million
2026	746
2027	736
2028	740
2029	744
2030	747
2031 to 2035	3,790
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
The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

EUR million
	2025	2024	2023
Recognised by Spanish companies	2,033	1,924	1,921
Recognised by other EU companies	310	694	433
Recognised by other companies	2,650	2,433	2,280
Of which:
Brazil	1,530	1,445	1,618
United Kingdom A	736	654	373
	4,993	5,051	4,634
A.Of which GBP 461 million (EUR 528.1 million) correspond to the Financial Conduct Authority (FCA) review of the Vehicle Finance Market as detailed in note 25.e.ii.
Set forth below is the detail, by type of provision, of the balance at 31 December 2025, 2024 and 2023 of Provisions for taxes and other legal contingencies and Other provisions.
The types of provision were determined by grouping together items of a similar nature:

EUR million
	2025	2024	2023
Provisions for taxes	720	727	745
Provisions for employment-related proceedings (Brazil)	594	458	611
Provisions for other legal proceedings	1,675	1,532	1,359
Provision for customer remediation	826	1,001	454
Provision for restructuring	279	589	596
Other	899	744	869
	4,993	5,051	4,634
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
Qualitative information on the main litigation is provided in Note 25 e to the consolidated financial statements.
Annual report 2025    723

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Regarding their variations in fiscal year 2025, in provisions for labour processes and others of a legal nature, EUR 524 million and EUR 185 million were recorded in Brazil in 2025, making payments of EUR 384 million and EUR 159 million, respectively.
e) Litigation and other matters
i. Tax-related litigation
At 31 December 2025 the main tax-related proceedings concerning the Group were as follows:
•Legal actions filed by Banco Santander (Brasil) S.A. and other Group entities to avoid the application of Law 9.718/98, which modifies the basis to calculate Programa de Integraçao Social (PIS) and Contribuição para Financiamento da Seguridade Social (COFINS), extending it to all the entities income, and not only to the income from the provision of services. In relation of Banco Santander (Brasil) S.A. process, in 2015 the Federal Supreme Court (FSC) admitted the extraordinary appeal filed by the Federal Union regarding PIS, and dismissed the extraordinary appeal lodged by the Brazilian Public Prosecutor's Office regarding COFINS contribution, confirming the decision of Federal Regional Court favourable to Banco Santander (Brasil) S.A. of August 2007. The Federal Supreme Court also admitted the appeals related to the other Group entities both for PIS and COFINS. On June 13, 2023, the Federal Supreme Court ruled unfavorably 2 cases through General Repercussion (Theme 372), including Banco Santander (Brasil) S.A. case. The Bank has filed a new appeal, considering the possible loss as a contingent liability. The cases of the other Group entities are no longer susceptible of appeal and a provision has been recognized for the amount of the estimated loss.
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
•In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios, Ltda. (DTVM, actually Santander Brasil Tecnología S.A.) and Banco Santander (Brasil) S.A. in relation to the Provisional Tax on Financial Movements (Contribuição Provisória sobre Movimentação Financeira) of the years 2000 to 2002. The administrative discussion ended unfavourably for both companies, and on July 3, 2015, filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavourably in first instance. Therefore, both plaintiffs appealed to the court of second instance. In December 2020, the appeal was decided unfavourably and the judgement was appealed before the higher courts. This case fell within the scope of the Comprehensive Transaction Programme (Programa de Transaçao Integral) established by the Ministry of Finance, and in 2025 a final settlement was reached. The amounts paid under the terms of the Transaction were fully provisioned.
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
Annual report 2025    724

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
The total amount for the aforementioned Brazil lawsuits that are fully provisioned is EUR 553 million, and for lawsuits that qualify as contingent liabilities is EUR 5,040 million.
At the date of approval of these consolidated annual accounts, there are other less significant tax disputes.
ii. Non-tax-related proceedings
At 31 December 2025 the main non-tax-related proceedings concerning the Group were as follows:
•Payment Protection Insurance (PPI): AXA France IARD and AXA France Vie (former GE Capital Corporation Group entities, known as Financial Insurance Company Ltd (FICL) and Financial Assurance Company Ltd (FACL), acquired by AXA SA in 2015) (together, AXA France) brought a claim against (i) Santander Cards UK Limited (formerly known as GE Capital Bank Limited (GECB), which was acquired by Banco Santander, S.A. in 2008 and subsequently transferred to Santander UK plc); and (ii) Santander Insurance Services UK Limited (a Banco Santander, S.A. subsidiary) (SISUK and together with GECB the Santander Entities). The claim relates to the allocation of liability for compensation and associated costs in respect of a large number of PPI policies distributed by GECB pre-2005, which were underwritten by FICL and FACL.
On 25 July 2025, the Commercial Court of England and Wales handed down its judgment in relation to the claim brought by AXA France (the Judgment). It found against SISUK in relation to AXA France’s claim pursuant to an indemnity in an agency agreement entered into between GECB, FICL and FACL in 2000 and novated by GECB to SISUK in 2010. It also found GECB negligent in the sale of PPI policies, but this element of the claim was time barred to PPI policies sold in the period between 2002 and 2005 and overlaps with the indemnity claim. The Judgment required the Santander Entities to pay GBP 515 million plus interest of GBP 162 million.
In October 2025 the Santander Entities obtained permission to appeal the findings in the Judgment relating to the application of the indemnity arising from PPI sales occurring before the indemnity had been agreed in December 2000 (Santander Appeal).  In January 2026, AXA France obtained permission to cross-appeal the Commercial Court’s rejection of AXA France’s contribution claim made under the Civil Liability (Contribution) Act 1978 (the AXA France’s cross appeal). A decision on the Santander Appeal and AXA France’s cross appeal is expected in the second half of 2026.
With respect to the Santander Appeal and AXA France’s cross-appeal, there are points of legal interpretation to be resolved and, in the case of the cross-appeal, factual points to be determined. The significant uncertainties make it difficult to predict the timing or the final impact of the resolution of the appeals for the Group.
No customers have suffered loss as a consequence of the claim brought by AXA France or the Judgment, nor does it impact upon past redress paid to customers for PPI complaints.
Annual report 2025    725

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•Motor Finance Broker Commissions: following the Financial Conduct Authority’s (FCA) Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received several of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA Review). Pending the conclusion of its review, the FCA paused the handling of motor finance commission related complaints. The pause is currently in place until 31 May 2026, reflecting the extended timeline of the FCA's Review and subsequent Consultation (see below).
After the Court of Appeal's decision rendered on 25 October 2024 within the judicial proceedings followed against DCAs of other financial entities, as of 31 December 2024, the Santander UK group Holdings recognised a provision of GBP 293.0 million (EUR 353.3 million). This provision was determined based upon the information then available. It included estimates for operational and legal costs and potential awards based on various scenarios and used a range of assumptions, including the possible outcome of the appeal to the Supreme Court in 2025 of the Court of Appeal's decision. On 1 August 2025, the Supreme Court handed down its judgment stating that motor dealers acting as credit brokers do not owe fiduciary or disinterested duties to their customers and, as a consequence, commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in one of the cases on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness of the relationship with borrower was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
Following the Supreme Court’s judgment, on 3 August 2025, the FCA announced that it aimed to publish a consultation on an industry wide redress scheme in early October (the Consultation). Further to the publication of the FCA’s Consultation on 7 October 2025, the Santander UK group submitted its comments on 12 December 2025 and continues to engage constructively with the FCA. The FCA has stated that its intention is to publish the industry wide redress scheme no later than in March 2026.
In light of the proposed sectoral scheme and taking into account the objections raised and the uncertainty surrounding both the final decision to be adopted by the FCA and the outcome of any potential legal challenges, the Santander UK group has reviewed the potential impact on SCUK in relation to the vehicle finance market. The range of scenarios has been updated, which has resulted in an additional estimated charge of GBP 183 million (EUR 213.6 million). As of 31 December 2025, the total provision amounts to GBP 461 million (EUR 528.1 million). This continues to include estimates for operational and legal costs and potential awards reflecting an increased likelihood of a higher number of cases than had previously been predicted as eligible for redress as well as an increased possibility that a remedy is sought to be imposed which extends beyond reversing any damaging financial consequences caused by any unfair relationships. The provision is based on various scenarios using a range of assumptions, including potential changes to the proposed scheme following responses to the Consultation or publication of the FCA’s final scheme rules.
There continue to be significant uncertainties as to the nature, extent and timing of redress payments. Therefore, while the ultimate financial impact of this matter could materially differ from the amount of the provision as of this date, such impact is not expected to be material for the Group as of the date of these financial statements.
Annual report 2025    726

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•Delforca: dispute arising from equity swaps entered into by Gaesco (now Delforca 2008, S.A. (Delforca)) on shares of Inmobiliaria Colonial, S.A. Banco Santander, S.A. is claiming to Delforca before the Court of Barcelona in charge of the bankruptcy proceedings, a total of EUR 66 million from the liquidation resulting from the early termination of financial transactions due to Delforca's non-payment of the equity swaps. In the same bankruptcy proceedings, Delforca and Mobiliaria Monesa, S.A., parent of Delforca (Monesa) have in turn claimed the Bank to repay EUR 57 million, which the Bank received for the enforcement of the agreed guarantee, as a result of the aforementioned liquidation. On 16 September 2021 the Commercial Court Number 10 of Barcelona has ordered Delforca to pay the Bank EUR 66 million plus EUR 11 million in interest and has dismissed the claims filed by Delforca. This decision was appealed by Delforca, Monesa and the bankruptcy administrator. On 15 November 2023 the Provincial Court of Barcelona rendered a judgment dismissing the appeals filed by Delforca, Monesa and the bankruptcy administrator. Delforca and Monesa (not the bankruptcy administrator) filed an appeal in cassation, that was rejected in November 2025 by the First Chamber of Supreme Court and, as a result, the appeal and first instance judgments in favor of the Bank have been confirmed.
Separately, Monesa, filed in 2009 a civil procedure with the Courts of Santander against the Bank claiming damages that have not been specified to date. The procedure is suspended.
•'Planos Económicos': like the rest of the banking system in Brazil, Santander Brazil has been the target of customer complaints and collective civil suits stemming mainly from legislative changes and its application to the retribution of bank deposits (economic plans). At the end of 2017, an agreement was reached between regulatory entities and the Brazilian Federation of Banks (Febraban) with the purpose of closing the lawsuits and was approved by the Supremo Tribunal Federal (the STF and the Collective Agreement). Discussions focused on specifying the amount to be paid to each affected client according to the balance in their notebook at the time of the application of the plan. Finally, the total value of the payments will depend on the number of adhesions there may be and the number of savers who have proved the existence of the account and its balance on the date the indexes were changed. In November 2018, the STF ordered the suspension of all economic plan proceedings for two years from May 2018. On 29 May 2020, STF approved the extension of the Collective Agreement for 5 additional years starting from 3 June 2020. Condition for this extension was to include in the Collective Agreement actions related to the 'Collor I Plan'. On May 2025, the STF issued the judgment recognizing the constitutionality of the Bresser, Verão, Collor I and II plans, guaranteeing savers the receipt of the amounts established in the Collective Agreement and setting a deadline of 24 months for new adhesions. As of 31 December 2025, the provision recorded for the economic plan proceedings amounts to EUR 155.3 million.
•Banco Popular´s acquisition: after the declaration of the resolution of Banco Popular, some investors filed claims against the EU’s Single Resolution Board decision, and the FROB's resolution executed in accordance with the aforementioned decision. Likewise, numerous civil lawsuits were filed against Banco Santander, S.A. alleging that the information provided by Banco Popular was erroneous and requesting from Banco Santander, S.A. the restitution of the price paid for the acquisition of the investment instruments or, where appropriate, the corresponding compensation.
In relation to the direct appeals filed before the General Court of the European Union (EGC) and the Court of Justice of the European Union (CJEU), all appeals were either dismissed or discontinued. Currently there are no ongoing appeals. On 4 February 2026, the National Court issued its first rulings dismissing the actions brought against the FROB’s decision, in application of the judgments of the EGC and the CJEU.
In the civil proceedings, several Spanish judges referred to the CJEU a number of preliminary questions that have already been resolved. In particular, in the judgments of 5 May 2022 (C-410/20) and 5 September 2024 (C-775/22, C-779/22, C-794/22), the CJEU stated that Directive 2014/59/EU on bank resolution prevents shareholders, subordinated debt holders, and holders of equity instruments converted into shares bringing actions against a financial institution subject to a resolution proceeding or against its successor after the resolution, claiming liability for the information contained in the prospectus, under Directive 2003/71/EC, or actions seeking the nullity of the contract of subscription of capital instruments, which, given its retroactive effects, would result in the refund of the value of such securities, plus the interest accrued as of the date of execution of the contract. In its 11 September 2025 resolution (C-687/23), the CJEU declared that the above referred TJUE resolutions do not apply to actions pursued prior to the entity’s resolution. There are currently no other preliminary questions under consideration.
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
Annual report 2025    727

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
The order to open the oral trial states that the plaintiffs have requested compensation for civil liability for a total amount of EUR 2,277.65. Additionally, the order rejects the imposition of the guarantee requested by several of the accusing parties, considering that it is unnecessary to secure the outcome of the trial. The defendants and potential civil liable parties submitted their defense writs on 4 February 2025. After that, the proceedings will be forwarded to the Criminal Chamber of the National Court for the oral trial.
Regarding civil liability, the Bank considers that it has no subsidiary civil liability in light of the CJEU’s judgments of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23). Notwithstanding the foregoing, the Spanish National Court has stated that this issue shall be resolved within the ongoing proceedings.
The estimated cost of any compensation to shareholders and bondholders of Banco Popular recognized in the 2017 accounts amounted to EUR 680 million, of which EUR 535 million were applied to the commercial loyalty program. On 15 December 2024, Banco Santander, S.A., proceeded to redeem in advance voluntarily all bonds in circulation regarding such commercial action. The CJEU judgements of 5 May 2022 (C-410/20), 5 September 2024 (C-775/22, C-779/22, C-794/22) and 11 September 2025 (C-687/23 and C-447/23) referred above, represented a very significant reduction in the risk associated with these claims.
•German shares investigation: the Cologne Public Prosecution Office is conducting an investigation against the Bank and other group entities based in the UK - Santander UK plc, Santander Financial Services Plc and Cater Allen International Limited -, in relation to a particular type of tax dividend linked transactions known as cum-ex transactions.
The Group is cooperating with the German authorities. According to the state of the investigations, the result, and the effects for the Group, which may potentially include the imposition of material financial consequences (penalties, and/or disgorgement of proceeds) cannot be anticipated. For this reason, the Bank has not recognized any provisions in relation to the potential imposition of financial liabilities.
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
The Bank filed an appeal against the judgment before the Madrid Court of Appeal, which was opposed by the plaintiff. At the same time, the plaintiff filed an application for provisional enforcement of the judgment in the First Instance Court. A court order was issued ordering enforcement of the judgment, and the Bank deposited in the court bank account the full amount provisionally awarded to the claimant, including interest, for an approximate sum of EUR 35.5 million, within the voluntary compliance period.
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
On 11 April 2023, the Bank filed an extraordinary appeal for procedural infringement and an appeal in cassation against the Madrid Court of Appeal’s judgment before Spanish Supreme Court. The extraordinary and cassation appeals submitted by the Bank were accepted on 26 March 2025 and are pending to be resolved. Existing provisions cover the estimated risk of loss.

Annual report 2025    728

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•CHF Polish Mortgage Loans: In October 2019, the CJEU rendered its decision in relation to the effects of the potential unfairness of certain contractual clauses in CHF-Indexed loan agreements. The CJEU established that it for the national courts to determine the invalidity of a contract where it cannot be maintained without the clause declared unfair and where no supplementary provisions exist that would allow the contract to be maintained. Subsequently, in June 2023, the CJEU confirmed that the effects of such invalidity must be determined in accordance with national law, interpreted in the light of Directive 93/13/EEC, and that claims by financial institutions exceeding the reimbursement of the loan principal and, where applicable, default interest, are contrary to the objectives of that Directive.
In April 2024, the Civil Chamber of the Polish Supreme Court issued a judgment confirming that clauses relating to the mechanism for determining the exchange rate declared abusive cannot be replaced by alternative provisions and that, in the absence of a binding exchange rate, the contract is not enforceable for the parties. With regard to the effects of invalidity, the Supreme Court confirmed the existence of independent restitution claims for each party and ruled out the possibility of claiming interest or other amounts for the use of the funds. Nevertheless, certain aspects of this judgment have been subject to internal debate within the Supreme Court itself, reflecting the complexity and evolving nature of the jurisprudential framework
In this context, Santander Bank Polska S.A. and Santander Consumer Bank S.A. estimate legal risk using a model that considers different possible outcomes and regularly review court rulings on this matter in order to assess changes in case law, including the impact of the aforementioned Supreme Court judgment. Settlements are being reached both with customers who have already initiated legal proceedings and with customers who have not yet filed a claim. The model used to calculate provisions for legal risks considers the evolution and expected development of such settlements.
As of 31 December 2025, the total amount adjusted against the gross carrying amount of loans in accordance with IFRS 9, together with the provisions recognised under IAS 37, amounts to PLN 5,874.3 million (EUR 1,391.9 million), of which PLN3,191.7 million (EUR 756.3 million) corresponds to adjustments to the gross carrying amount under IFRS 9 and PLN 2,682.6 million (EUR 635.6 million) to provisions recognised under IAS 37. The adjustment to gross carrying amount in accordance with IFRS9 during 2025 amounted to PLN 99.7 million (EUR 23.6 million), and the additional provisions recognised under IAS 37 amounted to PLN 1245.3 million (EUR 293.8 million). Other costs related to the dispute amounted to PLN 730.5 million (EUR 172.4 million). IAS 37.

As of the same date, Santander Bank Polska S.A. held a portfolio of mortgages denominated in or indexed to CHF amounting to approximately PLN 2,642.0 million (EUR 626.0 million) and recognised provisions of PLN 4,766.4 million (EUR 1,129.4 million) to cover the CHF mortgage portfolio. Santander Consumer Bank S.A. (Poland), in turn, held a portfolio of mortgages denominated in or indexed to CHF amounting to approximately PLN 735.9 million (EUR 174.4 million) and recognised provisions of PLN 1,107.9 million (EUR 262.5 million) to cover this portfolio.
Notwithstanding the above, as detailed in Note 3 b), in January 2026 the Group sold a 49% stake in Santander Bank Polska S.A., which ceased to be consolidated within the Group’s perimeter as of that date.
The Group continues to monitor the evolution of legal proceedings and to periodically review the adequacy of the provisions recognised, which represent the best estimate of the risk existing as of the reporting date.
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
Since 2021, Santander Mexico has filed before the Supreme Court of Justice of the Nation a constitutional review challenge (recurso de revisión constitucional) against the referred decision which was initially rejected by the Supreme Court; and several appeals (recursos de reclamación) against such rejection. On 25 June 2025, one of the appeals filed by the Bank was accepted, and this decision was extended to a remaining one, which will now be resolved. In case that these appeals are resolved favorably to the Bank, the Supreme Court will decide on the merits of the constitutional review against the judgment which condemned the Bank.
In parallel to the foregoing, the Bank also filed an amparo against the judgment favorable to the plaintiffs rendered by the First District Court in the State of Nuevo León before the Collegiate Courts if such State, and in 2024, the Bank requested the Supreme Court of Justice of the Nation to take up and resolve the matter through the faculty of attraction, what is pending.
Annual report 2025    729

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The challenges and appeals filed by the Bank imply that the judgment rendered in favour of the plaintiffs is not final, and Santander México believes that the actions taken should prevail and reverse the decision against it. The impact of a potential unfavorable resolution for Santander México will be determined in a subsequent proceeding and will also depend on the additional actions that Santander México may take in its defense, so it is not possible to determine it at this time. At the current stage of the proceedings, the provisions recorded are considered sufficient to cover the risks deriving from this claim.
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
In relation to the statute of limitations, on 25 April 2024, two judgments were rendered (cases C-561/21 and C-484/21) in which the Court of Justice of the European Union (CJEU) stated that the commencement of the statute of limitations for the reimbursement action of the mortgage expenses derived from the annulment of the clause, shall be fixed on the moment when the consumer has an effective knowledge of the abusive nature of the clause and its effects and that this date must not be fixed (a) on the date of payment of such expense nor of the execution of the agreement; (b) when the Supreme Court has handed down judgments stating the abusive nature of a clause similar to the one included in the consumer contract; nor (c) when the CJEU has handed down judgments confirming that the statute of limitations for the reimbursement action of the amounts derived from the annulment of contractual provisions is valid subject to its compliance with the principles of equivalence and effectiveness.
The Supreme Court has confirmed this criterion in its 14 June 2024 judgment, establishing that the public dissemination of case-law declaring the abusive nature of a clause does not necessarily give rise to the limitation period of the reimbursement action derived from similar clauses. However, the 4 July 2024 judgment, rendered in the case C-450/22, the CJEU has established that it cannot be excluded a priori that, as a consequence of the occurrence of an objective event or of a notorious event, such as the amendment of the applicable legislation or a widely disseminated and debated development of jurisprudence, the court considers that the average consumer's overall perception of the floor clause has changed during the reference period and has enabled him to become aware of the potentially significant economic consequences arising from such clause. A further preliminary question concerning the statute of limitations of the reimbursement action derived from the annulment of mortgage expenses has been raised before the CJEU by the First Instance Court No 8 of La Coruña.
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
With the information available to it, the Group considers that, at 31 December 2025, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal risks. Disputes in which risk and/or provisions have been registered but are not disclosed is justified on the basis that it would be prejudicial to the proper defense of the Group. Subject to the qualifications made, it also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position, or results of operations.
26. Other liabilities
The detail of Other liabilities in the consolidated balance sheets is as follows:

EUR million
	2025	2024	2023
Transactions in transit	707	910	767
Accrued expenses and deferred income	9,018	9,003	9,136
Other	6,212	6,431	7,695
	15,937	16,344	17,598
Annual report 2025    730

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
27. Tax matters
a) Consolidated Tax Group
According to current Spanish regulation, the Tax Consolidated Group includes Banco Santander, S.A. as the parent company and, as subsidiaries, those Spanish subsidiaries that meet the requirements established by the regulations on the taxation of consolidated groups.
The other Group companies file income tax returns in accordance with the tax regulations applicable to them.
b) Years open for review by the tax authorities
In relation to the partial scope tax audit of Corporate Income Tax for fiscal year 2020 and Value Added Tax for fiscal years 2020 to 2022, initiated in April 2024, in December 2025 the Spanish tax authorities issued a Corporate Income Tax assessment, which has been appealed before the Central Economic-Administrative Court, and the VAT assessments were still pending at the close of the financial year.
The main appeals filed against assessments issued in prior audits remain pending before the Central Economic-Administrative Court (Corporate Income Tax and Value Added Tax for fiscal years 2017 to 2019) and before the National Appellate Court (Corporate Income Tax for fiscal years 2003 to 2015). Banco Santander, S.A., as the parent company of the Tax Consolidated Group, considers, based on the advice of its external legal counsel, that the adjustments made should not have a significant impact on the consolidated annual accounts, as there are strong arguments for defense in the appeals filed against these assessments. Consequently, no provision has been recognized in this respect. Furthermore, it should be noted that, in those cases where it was considered appropriate, the available mechanisms have been used to avoid international double taxation.
At the date of approval of these consolidated annual accounts, subsequent years up to and including 2025, are subject to review.
The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

Due to possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the rest of years subject to review might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will materialize, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.
c) Reconciliation
The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognised and the detail of the effective tax rate are as follows:

EUR million
	2025	2024	2023
Consolidated profit (loss) before tax:
From continuing operations	18,681	17,347	15,005
From discontinued operations	1,950	1,680	1,454
	20,631	19,027	16,459
Income tax at tax rate applicable in Spain (30%)	6,189	5,708	4,938
By the effect of application of the various tax rates applicable in each countryA	(103)	115	(100)
Of which:
Brazil	264	413	198
United Kingdom	(42)	(53)	(51)
United States	(60)	(25)	(28)
Chile	(36)	(33)	(28)
Poland	(224)	(183)	(164)
Effect of profit or loss of associates and joint ventures	(207)	(213)	(184)
USA electric vehicle leasing incentives	(203)	(258)	(259)
Global minimum tax Pillar Two	6	14	—
Effect of reassessment of deferred taxes	(101)	68	—
Permanent differences and other	(450)	(151)	(119)
Income tax	5,131	5,283	4,276
Effective tax rate	24.87%	27.77%	25.98%
Of which:
Continuing operations	4,723	4,844	3,880
Discontinued operations (Note 37)	408	439	396
Of which:
Current taxes	5,666	4,855	5,568
Deferred taxes	(535)	428	(1,292)
Income tax (receipts)/payments	4,954	5,880	5,214
A.Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.

Annual report 2025    731

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
d) Tax recognised in equity
In addition to the income tax recognised in the consolidated income statement, the Group recognised the following amounts in consolidated equity in 2025, 2024 and 2023:

EUR million
	2025	2024	2023
Other comprehensive income
Items not reclassified to profit or loss	115	85	358
Actuarial gains or (-) losses on defined benefit pension plans	63	172	302
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	4	(4)	20
Financial liabilities at fair value with changes in results attributable to changes in credit risk	48	(83)	36
Items that may be reclassified to profit or loss	(440)	54	(919)
Cash flow hedges	(207)	(205)	(732)
Changes in the fair value of debt instruments through other comprehensive income	(204)	261	(214)
Hedging instruments (items not designated)	3	—	—
Non-current assets held for sale	(32)	—	—
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	(2)	27
Total	(325)	139	(561)
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
Annual report 2025    732

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The detail of deferred tax assets, by classification as monetizable or non-monetizable assets, and of deferred tax liabilities at 31 December 2025, 2024 and 2023 is as follows:

EUR million
	2025		2024		2023
	MonetizableA	Other	MonetizableA	Other	MonetizableA	Other
Tax assets	10,725	8,219	10,309	8,861	11,099	9,668
Tax losses and tax credits	—	2,354	—	2,367	—	2,393
Temporary differences	10,725	5,865	10,309	6,494	11,099	7,275
Of which:
Non-deductible provisions	—	1,970	—	1,784	—	1,965
Valuation of financial instruments	—	810	—	1,486	—	1,543
Loan losses	8,471	1,341	7,880	1,103	8,248	1,577
Pensions	2,254	426	2,429	423	2,851	665
Valuation of tangible and intangible assets	—	832	—	885	—	1,060

Tax liabilities	—	5,904	—	6,276	—	6,086
Temporary differences	—	5,904	—	6,276	—	6,086
Of which:
Valuation of financial instruments	—	1,980	—	2,412	—	2,059
Valuation of tangible and intangible assets	—	2,714	—	2,797	—	2,594
Investments in Group companies	—	427	—	403	—	378
A.In 2023, the Spanish Economic Administrative Court ruled that in 2017 the requirements for the conversion of part of the monetizable assets of Popular Group into a credit against the Tax Administration were met, allowing the conversion to EUR 995 million. Banco Santander was refunded without impact on results. The favourable Economic Administrative Court decision was declared harmful to the public interests and challenged at the National Appellate Court by the Tax Administration. The estimation of this appeal, which is pending at the National Appellate Court, would imply that Grupo Santander should repay the amount refunded and would, once again, credit these monetizable assets with no impact on results except for late payment interests. However, it is considered that there are strong defense arguments in relation to this appeal.

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
b)Macroeconomic variables: estimated growths are based on the evolution of the economic environment considering the expected evolution in the gross domestic product of each location, and the forecasts of interest rates, inflation and exchange rates fluctuations. These data are provided by the Group’s Studies Service.

Annual report 2025    733

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Additionally, the Group performs retrospective contrasts (backtesting) on the variables projected in the past. The differential behaviour of these variables with respect to the real market data is considered in the projections estimated in each fiscal year. Thus, and in relation to Spain, the deviations identified by the Directors in recent past years are due to a combination of exogenous factors, mainly the changing impact of the macroeconomic environment and competition, and management actions, such as the acceleration of restructuring plans, investment in digitalisation, and the optimisation of capital and shareholder returns.

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
Relevant information is set forth below for the main countries which have recognised deferred tax assets:
Spain
The deferred tax assets recognised at the Consolidated Tax Group total EUR 7,183 million, of which EUR 5,069 million were for monetizable temporary differences with the right to conversion into a credit against the tax administration as explained before, EUR 1,433 million for other temporary differences and EUR 681 million for tax losses and credits.
Brazil
The deferred tax assets recognised in Brazil total EUR 7,465, of which EUR 5,606 million were for monetizable temporary differences, EUR 1,150 for other temporary differences and EUR 709 for tax losses and credits.
Mexico
The deferred tax assets recognized in Mexico total EUR 1,542, of which EUR 1,511 were for temporary differences and EUR 31 for tax losses and credits.
United States
The deferred tax assets recognised in the United States total EUR 1,026, of which EUR 253 were for temporary differences and EUR 773 for tax losses and credits.
The Group estimates that the recognised deferred tax assets for temporary differences, tax losses and credits in the different jurisdictions could be recovered in a maximum period of 15 years.

Annual report 2025    734

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

EUR million
	Balance at 1 January 2025	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Reclassification no-current asset held for sale	Acquisition for the year (net)	Balance at 31 December 2025
Deferred tax assets	19,170	1,107	(102)	(132)	(1,130)	31	18,944
Tax losses and tax credits	2,367	82	(107)	—	—	12	2,354
Temporary differences	16,803	1,025	5	(132)	(1,130)	19	16,590
Of which monetizable	10,309	455	(39)	—		—	10,725
Deferred tax liabilities	(6,276)	(572)	108	(232)	1,064	—	(5,904)
Temporary differences	(6,276)	(572)	108	(232)	1,064	4	(5,904)
	12,894	535	6	(364)	(66)	31	13,040

EUR million
	Balance at 1 January 2024	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2024
Deferred tax assets	20,767	119	(1,670)	(41)	(5)	19,170
Tax losses and tax credits	2,393	114	(139)	—	(1)	2,367
Temporary differences	18,374	5	(1,531)	(41)	(4)	16,803
Of which monetizable	11,099	147	(937)	—	—	10,309
Deferred tax liabilities	(6,086)	(547)	142	215	—	(6,276)
Temporary differences	(6,086)	(547)	142	215	—	(6,276)
	14,681	(428)	(1,528)	174	(5)	12,894

EUR million
	Balance at 1 January 2023	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisition for the year (net)	Balance at 31 December 2023
Deferred tax assets	20,787	629	(130)	(422)	(97)	20,767
Tax losses and tax credits	1,778	392	224	—	(1)	2,393
Temporary differences	19,009	237	(354)	(422)	(96)	18,374
Of which monetizable	10,660	1,232	(787)	—	(6)	11,099
Deferred tax liabilities	(6,428)	663	3	(338)	14	(6,086)
Temporary differences	(6,428)	663	3	(338)	14	(6,086)
	14,359	1,292	(127)	(760)	(83)	14,681
Also, the Group did not recognise deferred tax assets amounting to approximately EUR 11,240 million of which EUR 6,420 million relate to tax losses, EUR 3,430 million to tax credits, and EUR 1,390 million to other concepts.

Annual report 2025    735

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
f) Global Minimum Tax Pillar Two
The Global Minimum Tax Model Rules, known as Pillar Two and approved in 2021 by the OECD Inclusive Framework, require multinational groups with revenues exceeding EUR 750 million to be subject to a minimum tax rate of 15% on adjusted accounting profit, calculated on a jurisdiction-by-jurisdiction basis. The OECD has complemented these rules through the approval of administrative guidance and a document on transitional safe harbours applicable to fiscal years 2024 to 2026. In January 2026, the application of the transitional safe harbours was extended for an additional year, and new permanent safe harbours were approved with the aim of simplifying the application of the Model Rules and implementing the 'side-by-side agreement' reached in June 2025 within the G7, which will apply from 2026 to multinational groups with a U.S. parent company.
In the European Union, in December 2022, the Council approved Directive (EU) 2022/2523 on ensuring a global minimum level of taxation for multinational enterprise groups and large scale domestic groups in the Union, setting 1 January 2024 as the entry-into-force date of the new minimum taxation. The Directive implements the OECD Inclusive Framework Pillar Two rules within the European Union, while also extending their application to large domestic groups.
In Spain, on 20 December 2024, Law 7/2024 was approved, establishing a Supplementary Tax to ensure a global minimum level of taxation for multinational groups and large domestic groups, effective as from 1 January 2024. This Law transposes Directive (EU) 2022/2523 and also establishes a domestic supplementary tax aligned with the Pillar Two rules. In April 2025, Royal Decree 252/2025 was published, approving the implementing regulations of the Law.
With regard to other jurisdictions, the rules on the new global minimum tax are already in force in most of the main geographies in which the Group operates, with the exception of Mexico, Chile, and Argentina.
The Pillar Two rules require calculating, in each jurisdiction in which the Group operates, the effective tax rate resulting from comparing income tax expense with accounting profit, both subject to certain adjustments. If, in a given jurisdiction, this rate is below 15%, Banco Santander, as the ultimate parent entity, must pay the difference to the Spanish tax authorities as a supplementary tax, unless a domestic supplementary tax aligned with the Pillar Two rules (a qualified domestic tax) has been approved in that jurisdiction, in which case the amount will be paid to the local tax authorities.
Both Banco Santander, S.A., as the ultimate parent entity, and the subsidiaries resident in jurisdictions where a qualified domestic tax has been approved, have estimated the supplementary taxes accrued, taking into account the application of the transitional safe harbours in fiscal years 2024 and 2025.

These safe harbours mean that the supplementary tax, whether at the level of the parent entity or in jurisdictions that have adopted a qualified domestic tax, is not payable provided that any of the following conditions are met: (i) the effective tax rate calculated based on country-by-country reporting data exceeds 15% in 2024 and 16% in 2025; (ii) the Group’s presence in a jurisdiction is not significant if below EUR 10 million and profit before tax is below EUR 1 million; or (iii) profit before tax is lower than the amount resulting from the sum of tangible fixed assets and employee expenses adjusted by a certain percentage that varies annually.
This supplementary tax expense recognized by the Group has not been significant, as the effective tax rates calculated in accordance with the Pillar Two rules in most of the jurisdictions in which the Group operates are above 15%. Nevertheless, the new regulations require the provision of a large amount of information to the tax authorities in the jurisdictions where the Group is present, broken down on an entity-by-entity basis, which involves a significant administrative burden.
g) Tax reforms
In 2025 and prior years, the following significant tax reforms were approved:
In Spain, in 2022, Law 38/2022 was approved, establishing a temporary levy payable by credit institutions and financial credit institutions in fiscal years 2023 and 2024. The levy amounted to 4.8% of the sum of net interest income and net fees and commissions from the activity carried out in Spain in the previous year. The payment obligation arose on the first day of each fiscal year. The expense recognized for this temporary levy amounted to EUR 224 million in 2023 and EUR 334 million in 2024. However, the tax authorities have audited both years and consider that an additional amount is payable due to differences in the criteria applied in determining the taxable base, which are currently being discussed by the Bank. Furthermore, the Law established, for 2023, a 50% limitation on the inclusion of individual tax losses in the taxable base of the Tax Consolidated Group, setting a 10-year period for the reversal of this positive adjustment.
On 20 December 2024, Law 7/2024 was approved, which, among other tax measures, introduced a tax on the net interest margin and commissions earned in Spanish territory by certain financial institutions, with accrual on 1 January of fiscal years 2025, 2026 and 2027. The taxable base, with certain changes compared to that of the temporary levy, is now calculated on an individual basis for each financial institution, and the tax liability is determined in accordance with a progressive rate scale ranging from 1% to 7%, after applying certain deductions. On 24 December 2024, Royal Decree-Law 9/2024 was published in the Official State Gazette, amending certain technical aspects of the tax and postponing its accrual to 31 January of those fiscal years. This Royal Decree-Law was abolished on 22 January 2025 and, therefore, no expense was recognized for the new tax in respect of 2024 income in accordance with the legislation in force at that time (EUR 392 million were paid during the year). In 2025, the expense corresponding to income accrued during the financial year, recognised as income tax, amounts to €353 million and will be paid in 2026. The Group considers that both the temporary levy and the tax on net interest margin and fees and commissions are contrary to the Spanish and European Union constitutional and legal principles and has therefore disputed the corresponding self-assessments, requesting a refund of the amounts paid.
Annual report 2025    736

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Additionally, the aforementioned Law 7/2024 once again establishes, for fiscal years 2024 and 2025, a 50% limitation on the inclusion of individual tax losses in the taxable base of the Tax Consolidated Group, setting a 10-year period for the reversal of this positive adjustment. Likewise, this Law reintroduces the limits provided for in Royal Decree-Law 3/2016—which was declared unconstitutional by the Constitutional Court ruling of 18 January 2024—on the utilization of monetizable deferred tax assets and the offsetting of tax losses (with the limit reduced from 70% to 25%), as well as on the application of deductions to avoid double taxation (50%), and also reinstates the mandatory reversal of impairments on shareholdings that were deductible in prior years by third parties, regardless of any recovery in the value of the investees.

In Brazil, Law 14,467 enacted in 2022 with effect from 2025, amends the rules on the tax deductibility of credit provisions in financial institutions, bringing those rules closer to the accounting recognition criterion. In 2024, Law 15,078 was published, allowing the recovery of the accumulated balance of provisions of nondeductible loans at the end of 2024 within a seven-year period (with the option to extend to ten years) from January 2026.

In 2025, several Legislative Decrees and decisions of the Federal Supreme Court were published concerning the Financial Transactions Tax (IOF), amending the applicable rules and setting new rates for its various categories: (i) IOF Credit (local loans to legal entities increased from 1.88% to a maximum of 3.37% per annum); (ii) IOF Insurance (a 5% rate was introduced on the excess of certain contributions to life insurance policies); and (iii) IOF Foreign Exchange (payments for the import of services and royalties paid abroad rose from 0.38% to 3.5%).

In December 2023, Congress approved Constitutional Amendment 132/2023 on indirect taxation reform, initiating the legislative development process, which culminated in the enactment of Supplementary Laws 214/2025 in January 2025 and 227/2026 in January 2026. This reform replaces the various existing indirect taxes in Brazil, -applicable at the federal, regional and municipal levels-, with two taxes administered at federal level (contribution on goods and services and selective tax) and other administered at regional and municipal levels (tax on goods and services). The new system will be gradually implemented over a transitional period of 8 years (from 2026 to 2033).

In 2024, Law No. 14.973/2024 partially extended, until 31 December 2027, an optional social contribution regime for employees applicable to certain sectors of activity, allowing such contributions to be calculated as a percentage of gross income (ranging from 1% to 4.5%, depending on the sector), rather than under the general regime, which applies a 20% rate to employee payroll.

In November 2025, Law No. 15.270 was published which, among other measures, introduced a 10% withholding tax on ordinary dividends paid abroad as from 1 January 2026.

In December 2025, Supplementary Law No. 224 was enacted, which, among other measures: (i) increased the withholding tax on Interest on equity (juros sobre o capital próprio) from 15% to 17.5%; (ii) raised the CSLL rate applicable to non-bank financial institutions as from 1 April 2026 on a gradual basis: payment institutions to 12% in 2026 and 2027, and 15% as from 2028; and credit, financing and capitalisation companies to 17.5% in 2026 and 2027, and 20% as from 2028 (the rate for banks remains at 20% and for other financial institutions at 15%), and (iii) introduced an automatic 10% reduction in the amount of certain federal tax incentives as from 2026.

In Argentina, as from 23 December 2024, Tax for an Inclusive and Solidarity Argentina (PAIS), which imposed certain foreign currency purchasing operations in order to make payments abroad, has been eliminated. Likewise, General Resolution (AFIP) No. 5,554 repeals, with effect from 1 September 2024, the obligation to withhold VAT and income tax on electronic payments.

In Chile, Law 27,713 on Tax Compliance Obligations was published in October 2024, amending, among other instruments, the Tax Code, the Income Tax Law and the Value Added Tax Law. Additionally, in July 2024, Law No. 21,681 was published, which, among other measures, introduced a new Substitute Tax of Final Tax, allowing the distribution of taxable profits at a fixed rate of 12% until 31 January 2025, thereby reducing the fiscal cost of such distributions.

In Mexico, the Federal Revenue Law for Fiscal Year 2026 was published in November 2025, limiting the deductibility of contributions paid to the Institute for the Protection of Bank Savings (IPAB) to 25% of their amount and amending the tax treatment of loan loss provisions, bringing them into line with the regime applicable to other entities.
In the United States, Law 119-21 ('One, Big, Beautiful Bill Act') was passed in July 2025, introducing significant regulatory changes. Notable among these are the repeal of tax credits linked to electric vehicles as from 1 October 2025 (while preserving those already generated), the elimination of the obligation to capitalise and amortise the costs of in-house software development (which will now be deductible), and the reintroduction of accelerated tax depreciation for investments in certain tangible assets.

In Portugal, a gradual reduction of the corporate income tax rate has been approved, falling from 20% in 2025 to 19% in 2026, 18% in 2027 and 17% in 2028 and subsequent years. Including the municipal surtax of up to 1.5% and the state surtax of up to 9%, this results in an aggregate combined rate of 30.50%, 29.50%, 28.50% and 27.50%, respectively.

In Poland, one of the most significant changes to the tax framework is the increase in the corporate income tax rate for banks, from 19% to 30% in 2026, followed by a reduction to 26% in 2027 and 23% in 2028 and subsequent years.

In Germany, the Tax Investment Programme to Strengthen Germany’s Economic Base was passed in July. It provides for a gradual annual one-percentage-point reduction in the corporate income tax rate from 2028, falling from the current 15% to 10% by 2032. In Germany, the combined corporate income tax and municipal trade tax rate—which also applies to business profits—is currently 32.45% and will decrease to 27.18% by 2032.
Annual report 2025    737

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
h) Other information
In compliance with the disclosure requirement established in the listing rules instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit for taxes paid abroad in respect of withholdings that the Bank has to pay on the dividends to be paid to such shareholders if the total income of the dividend exceeds the amount of exempt dividends of GBP 500 for the year 2025/26 (GBP 500 for the year 2024/25). The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.
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
a) Breakdown
The detail, by Group company, of 'Equity - Non-controlling interests' is as follows:

EUR million
	2025	2024	2023
Santander Bank Polska S.A.	2,670	2,320	1,934
Grupo PSA	1,815	1,725	1,590
Banco Santander - Chile	1,422	1,364	1,379
Banco Santander (Brasil) S.A.	1,397	1,257	1,493
Other companiesA	875	890	1,315
	8,179	7,556	7,711

Profit/(Loss) for the year attributable to non-controlling interests	1,399	1,170	1,107
Of which:
Grupo PSA	230	217	285
Banco Santander - Chile	313	271	235
Banco Santander (Brasil) S.A.	184	233	182
Santander Bank Polska S.A.	604	413	347
Other companies	68	36	58
TOTAL	9,578	8,726	8,818
A.It included, as of 31 December 2023, perpetual Santander UK plc equity instruments convertible at the option of Santander UK plc into preferred shares of the entity itself amounting EUR 576 million. During 2024, the last outstanding issuance held by third parties for GBP 500 million (EUR 590 million) was redeemed.

Annual report 2025    738

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Changes
The changes in Non-controlling interests are summarised as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	8,726	8,818	8,481
Other comprehensive income	73	(461)	297
Other	779	369	40
Profit attributable to non-controlling interests	1,399	1,170	1,107
Modification of participation ratesA	339	395	(258)
Change of perimeter	(5)	(8)	(364)
Dividends paid to minority shareholders	(896)	(660)	(748)
Changes in capital and other conceptsB	(58)	(528)	303
Balance at end of year	9,578	8,726	8,818
A.Include the effects of the accelerated placements of 3.5% and 5.2% of the share capital of Santander Bank Polska S.A. in 2025 and 2024, respectively, and the public offer for the acquisition of shares of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México that occurred in 2023 (see note 3.b).
B.Includes the effects of the amortization of AT1 UK by EUR 590 million at closing of fiscal year 2024.
The foregoing changes are shown in the consolidated statement of changes in total equity.
c) Other information
The financial information on the subsidiaries with significant non-controlling interests at 31 December 2025 is summarised below:

EUR millionA
	Santander Bank Polska S.A.	Banco Santander (Brasil) S.A.	Banco Santander - Chile	Grupo PSA
Total assets	78,186	209,453	68,205	47,826
Total liabilities	70,380	193,380	62,604	43,717
Net assets	7,806	16,073	5,601	4,109
Total income	3,724	12,602	2,714	1,305
Total profit	1,528	2,388	1,043	460
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
•Other reclassifications: includes the amount of the transfers made in the year between the different 'Other comprehensive income' items.
Annual report 2025    739

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
a) Breakdown of Other comprehensive income - Items that will not be reclassified in results and Items that can be classified in results

EUR millionA
	2025	2024	2023
Other comprehensive income	(37,974)	(36,595)	(35,020)
Items that will not be reclassified to profit or loss	(4,121)	(4,757)	(5,212)
Actuarial gains and losses on defined benefit pension plans	(3,896)	(4,404)	(4,324)
Non-current assets held for sale	56	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	1	(1)	1
Other valuation adjustments	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income	(250)	(432)	(776)
Inefficiency of fair value hedges of equity instruments measured at fair value with changes in other comprehensive income	—	—	—
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedged item)	208	284	264
Changes in the fair value of equity instruments measured at fair value with changes in other comprehensive income (hedging instrument)	(208)	(284)	(264)
Changes in the fair value of financial liabilities measured at fair value through profit or loss attributable to changes in credit risk	(32)	80	(113)
Items that may be reclassified to profit or loss	(33,853)	(31,838)	(29,808)
Hedges of net investments in foreign operations (Effective portion)	(7,343)	(8,002)	(8,684)
Exchange differences	(25,475)	(22,375)	(19,510)
Hedging derivatives. Cash flow hedges (Effective portion)	333	(298)	(740)
Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income	(372)	(736)	(555)
Hedging instruments (items not designated)	(11)	—	—
Non-current assets classified as held for sale	(590)	—	—
Share in other income and expenses recognised in investments, joint ventures and associates	(395)	(427)	(319)
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
In 2025, the amount of actuarial losses (net of actuarial gains) recognized in the consolidated statement of recognised income was EUR 73 million, which corresponds to:
•In first place, due to the addition against equity of 2025 amounting to EUR 220 million - see note 25.b -, with the following breakdown:
•Increase of EUR 117 million in the cumulative actuarial losses relating to the Group´s businesses in the UK, mainly due to the evolution of the asset portfolio. These losses have been partially offset by the evolution experienced in the discount rate-increase from 5.54% to 5.58%- in long-term inflation -decrease from 3.11% to 2.90%- and in other demographic hypotheses.

•Increase of EUR 116 million in accumulated actuarial losses corresponding to the Group’s business in Brazil, mainly due to the collective experience and the evolution of the asset portfolio. These losses have been partially offset by the evolution experienced by the discount rate -increase from 10.58% to 10.65% in the main pension benefits and 10.50% to 10.52% in medical benefits-.
•Decrease of EUR 33 million in the accumulates actuarial losses relating to the Group´s entities in Spain, mainly due to the evolution experienced by the discount rate -increase from 3.00% to 3.75%-.
•Increase of EUR 20 million in the accumulated actuarial losses corresponding to the Group's businesses in other geographical areas.
•In second place, due to the evolution of exchange rates, a EUR 147 million decrease.
Annual report 2025    740

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
The following is a breakdown of the composition of the balance as of 31 December 2025, 2024 and 2023 under 'Other comprehensive income - Items that will not be reclassified to profit or loss - Changes in the fair value of equity instruments measured at fair value with changes in other global result' depending on the geographical origin of the issuer:

EUR million
	2025
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	47	(1326)	(1,279)	133
International
Rest of Europe	75	(81)	(6)	186
United States	23	(1)	22	36
Latin America and rest	1,013	—	1,013	1,926
	1,158	(1,408)	(250)	2,281
Of which:
Publicly listed	1,033	(49)	985	1,993
Non publicly listed	125	(1,359)	(1,235)	288

EUR million
	2024
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	39	(1,328)	(1,289)	117
International
Rest of Europe	131	(71)	60	299
United States	22	—	22	24
Latin America and rest	775	—	775	1,753
	967	(1,399)	(432)	2,193
Of which:
Publicly listed	779	(51)	728	1,780
Non publicly listed	188	(1,348)	(1,160)	413
Annual report 2025    741

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
	Capital gains by valuation	Capital losses by valuation	Net gains/losses by valuation	Fair Value
Equity instruments
Domestic
Spain	32	(1,173)	(1,141)	252
International
Rest of Europe	117	(71)	46	267
United States	16	—	16	19
Latin America and rest	370	(67)	303	1,223
	535	(1,311)	(776)	1,761
Of which:
Publicly listed	316	(118)	198	1,225
Non publicly listed	219	(1,193)	(974)	536
d) Other comprehensive income - Items that may be reclassified to profit or loss - Hedge of net investments in foreign operations (effective portion) and exchange differences
The change in 2025 reflects the depreciation of the US dollar, pound sterling, Argentine peso, Chilean peso and Brazilian real and the positive effect of the appreciation of the Mexican peso, whereas the change in 2024 reflected the positive effect of the appreciation of pound sterling, the US dollar and Polish zloty and the negative effect of the depreciation of the Brazilian real, Argentine peso, Mexican peso and Chilean peso. The change in 2023 reflected the positive effect of the appreciation of the Brazilian real, pound sterling, Polish zloty and the Mexican peso and the negative effect of the depreciation of the US dollar, Argentine peso and Chilean peso.
Of the change in the balance in these years, a loss of EUR 287 million, a loss of EUR 568 million and a profit of EUR 249 million in 2025, 2024 and 2023, respectively relate to the measurement of goodwill.
The detail, by country is as follows:

EUR million
	2025	2024	2023
Net balance at end of year	(32,818)	(30,377)	(28,194)
Of which:
Brazilian real	(19,412)	(19,293)	(16,340)
Mexican peso	(4,137)	(3,995)	(2,942)
Pound sterling	(4,125)	(3,444)	(3,964)
Chilean peso	(2,926)	(2,857)	(2,531)
Argentine peso	(2,217)	(2,090)	(2,655)
Polish zloty	(43)	(709)	(786)
US dollar	1,047	2,923	1,819
Other	(1,005)	(912)	(795)

Annual report 2025    742

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The breakdown of translation differences by currency is as follows:

EUR million
2025				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets	From transfersB
Brazilian real	(16,664)	(16,755)	(91)	(13)	(41)	(37)	—
Pound sterling	(3,300)	(4,126)	(826)	(48)	(18)	(760)	—
Mexican peso	(1,437)	(1,222)	215	11	40	164	—
Argentine peso	(2,090)	(2,216)	(126)	—	—	(126)	—
Chilean peso	(2,180)	(2,249)	(69)	(12)	9	(66)	—
US dollar	4,462	2,340	(2,122)	(225)	(48)	(1,849)	—
Polish zloty	(202)	18	220	1	—	4	215
Other	(964)	(1,265)	(301)	(1)	6	(306)	—
Total Group	(22,375)	(25,475)	(3,100)	(287)	(52)	(2,976)	215
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.
B.It includes the accumulated exchange differences of Santander Polska transferred to the heading 'Other comprehensive income - Items that may be reclassified to profit or loss - Non-current assets held for sale' (see Note 12).

EUR million
2024				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(13,287)	(16,664)	(3,377)	(631)	(206)	(2,540)
Pound sterling	(4,064)	(3,300)	764	39	22	703
Mexican peso	(64)	(1,437)	(1,373)	(82)	(136)	(1,155)
Argentine peso	(2,658)	(2,090)	568	—	—	568
Chilean peso	(1,890)	(2,180)	(290)	(34)	(7)	(249)
US dollar	3,433	4,462	1,029	116	35	878
Polish zloty	(325)	(202)	123	34	5	84
Other	(655)	(964)	(309)	(10)	(8)	(291)
Total Group	(19,510)	(22,375)	(2,865)	(568)	(295)	(2,002)
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

EUR million
2023				Of which:
Currency	Balance at the beginning of the year	Balance at the end of the year	Movement	From goodwill	From resultsA	From net assets
Brazilian real	(14,199)	(13,287)	912	191	11	710
Pound sterling	(4,446)	(4,064)	382	20	4	358
Mexican peso	(1,132)	(64)	1,068	62	41	965
Argentine peso	(1,754)	(2,658)	(904)	(4)	—	(900)
Chilean peso	(1,605)	(1,890)	(285)	(32)	(34)	(219)
US dollar	4,062	3,433	(629)	(64)	(16)	(549)
Polish zloty	(776)	(325)	451	87	32	332
Other	(570)	(655)	(85)	(11)	(1)	(73)
Total Group	(20,420)	(19,510)	910	249	37	624
A.Profit and loss items are translated into euros at the average exchange rate for the year as described in note 2 a) ii.

Annual report 2025    743

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
The breakdown, by type of instrument and geographical origin of the issuer, of 'Other comprehensive income – Items that may be reclassified to profit or loss - Changes in the fair value of debt instruments measured at fair value with changes in other comprehensive income' at 31 December 2025, 2024 and 2023 is as follows:

EUR million
	31 December 2025
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	118	—	118	10,142
Rest of Europe	209	(36)	173	8,856
America and rest of the world	109	(528)	(419)	31,685
Issued by Private-sector
Spain	29	(53)	(24)	9,745
Rest of Europe	28	(15)	13	6,445
America and rest of the world	40	(273)	(233)	5,458
	533	(905)	(372)	72,331
Annual report 2025    744

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	31 December 2024
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	103	—	103	13,764
Rest of Europe	268	(70)	198	15,413
America and rest of the world	76	(944)	(868)	38,784
Issued by Private-sector
Spain	96	(23)	73	6,019
Rest of Europe	25	(18)	7	7,478
America and rest of the world	16	(265)	(249)	6,247
	584	(1,320)	(736)	87,705

EUR million
	31 December 2023
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Issued by Public-sector
Spain	17	—	17	9,867
Rest of Europe	333	(96)	237	18,258
America and rest of the world	194	(820)	(626)	38,169
Issued by Private-sector
Spain	98	(9)	89	5,129
Rest of Europe	19	(30)	(11)	5,018
America and rest of the world	6	(267)	(261)	5,106
	667	(1,222)	(555)	81,547

The Group estimates the expected losses on debt instruments measured at fair value with changes in other comprehensive income. These losses are recorded with a charge to the consolidated income statement for the period.
At the end of the year 2025, the Group recorded a provision of EUR 29 million under the heading 'Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss'. In 2024, the Group did not record any provision in this regard and at the end of the year 2023, the Group recorded EUR 24 million.
g) Other comprehensive income - Items that may be reclassified to profit or loss and Items not reclassified to profit or loss - Other recognised income and expense of investments in subsidiaries, joint ventures and associates
At 31 December 2025, the heading includes a negative amount of EUR 394 million (EUR 428 million and EUR 318 million in 2024 and 2023, respectively). Of the variation in the balance of said years, a gain of EUR 17 million, EUR 45 million EUR 44 million and has been transferred to results in the years 2025, 2024 and 2023, respectively.
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
On 21 March 2023, there was a capital reduction amounting EUR 170,203,286 through the redemption of 340,406,572 shares, corresponding to the share buyback programme carried out in 2022 and ended in January 2023.
Likewise, on 30 June 2023, there was a capital reduction of EUR 134,924,476.50 through the redemption of 269,848,953 shares, corresponding to the share buyback programme during the first half of 2023.
Annual report 2025    745

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Therefore, Banco Santander's share capital at 31 December 2023 consisted of EUR 8,092 million, represented by 16,184,146,059 shares of EUR 0.50 of nominal value each and all of them of a unique class and series; including 286,842,316 shares corresponding to the first buyback programme of 2023 (see note 1.g.).
On 5 February 2024, a capital reduction of EUR179,283,743.50 took place through the redemption of 358,567,487 shares, corresponding to the share buyback programme carried out in 2023 and ended in January 2024.
On 1 July 2024, a capital reduction of EUR 165,652,500 took place through the redemption of 331,305,000 shares, corresponding to he share buyback programme carried out between February and June 2024.
On 20 December 2024, a capital reduction of EUR 170,890,625 took place through the redemption of 341,781,250 shares, corresponding to he share buyback programme carried out during the second semester of 2024.
Therefore, Banco Santander's share capital at 31 December 2024 consisted of EUR 7,576 million, represented by 15,152,492,322 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
On 3 June 2025, there was a capital reduction amounting to EUR 133,583,475 through the redemption of 267,166,950 shares, corresponding to the share buyback programme carried out between February and June 2025.
On 23 December 2025, a capital reduction of EUR 98,002,935 took place through the redemption of 196,005,870 shares, corresponding to the share buyback programme carried out during the second semester of 2025.
Aforementioned operations have not entailed the return of contributions to the shareholders as Banco Santander was the owner of the redeemed shares.
Therefore, Banco Santander's share capital at 31 December 2025 consisted of EUR 7,345 million, represented by 14,689,319,502 shares of EUR 0.50 of nominal value each and all of them of a unique class and series.
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
As of 31 December 2025, no Banco Santander shareholder individually held more than 3% of its total share capital (which is the threshold generally provided for in Spanish regulations for mandatory notification of a significant participation in a listed company). Even though at 31 December 2025, certain custodians appeared in our shareholder registry as holding more than 3% of our share capital, we understand that those shares were held in custody on behalf of other investors, none of whom exceeded that threshold individually. These custodians were State Street Bank (13.90%), Chase Nominees Limited (7.50%), The Bank of New York Mellon Corporation (7.18%),Citibank (6.40%), BNP Paribas (3.74%), Caceis Bank (3.57%) y The Northern Trust (3.06%).
At 31 December 2025, neither Banco Santander's shareholder registry nor the CNMV's registry showed any shareholder residing in a non-cooperative jurisdiction with a shareholding equal to, or greater than, 1% of our share capital (which is the other threshold applicable under Spanish regulations).
b) Other considerations
Under Spanish law, only shareholders at the general meeting have the authority to increase share capital. However, they may delegate the authority to approve or execute capital increases to the board of directors. Banco Santander´s Bylaws are fully aligned with Spanish law and do not establish any different conditions for share capital increases.
At 31 December 2025 the shares of the following companies were listed on official stock markets: Banco Santander - Chile; Banco Santander (Brasil) S.A. and Santander Bank Polska S.A.
At 31 December 2025 the number of Banco Santander shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 33 million shares, which represented 0.22% of Banco Santander’s share capital (40 and 36 million shares, representing 0.26% and 0.22% of the share capital in 2024 and 2023, respectively). In addition, the number of Banco Santander shares owned by third parties and received as security was 28 million shares (equal to 0.19% of the Bank’s share capital).
At 31 December 2025 the capital increases in progress at Group companies and the additional capital authorised by their shareholders at the respective general meetings were not material at Group level (see appendix V)

Annual report 2025    746

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
The decreased produced in 2023 by an amount of EUR 1,595 million was the consequence of the difference between the purchase value of the redeemed shares (EUR 1,900 million) and the par value of said shares (EUR 305 million) (see note 4.a and consolidated statements of changes in total equity) as a consequence of the capital decreases described in note 31.a.
The decrease produced in 2024 by an amount of EUR 3,778 million was the consequence of the difference between the purchase value of the redeemed shares (EUR 4,294 million) and the par value of said shares (EUR 516 million) (see note 4.a and consolidated statements of changes in total equity) as a consequence of the capital decreases described in note 31.a.
The decrease produced in 2025 by an amount of EUR 3,055 million has been the consequence of the difference between the purchase value of the redeemed shares (EUR 3,287 million) and the par value of said shares (EUR 231 million) (see note 4.a and consolidated statements of changes in total equity) as a consequence of the capital decreases described in note 31.a.
Likewise, in accordance with the applicable legislation, a reserve has been provided in 2024 for amortized capital charged to the issue premium for an amount equal to the nominal value of said amortized shares ascending to EUR 231 million (EUR 516 million and EUR 305 million euros in 2024 and 2023 respectively).

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
b) Breakdown
The detail of Accumulated retained earnings and Reserves of entities accounted for using the equity method is as follows:

EUR million
	2025	2024	2023
Restricted reserves	3,328	3,084	2,899
Legal reserveA	1,469	1,515	1,618
Own shares	480	421	649
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	1,336	1,105	589
Unrestricted reserves	31,519	24,186	16,033
Voluntary reservesB	26,357	20,362	14,284
Consolidation reserves attributable to the Bank	5,162	3,824	1,749
Reserves of subsidiaries	47,937	47,249	47,669
Reserves of entities accounted for using the equity method	1,643	1,831	1,762
	84,427	76,350	68,363
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
Consequently, once again, after the capital reductions described in note 31 had been carried out, the balance of the legal reserve met the percentage of 20% of the share capital, and at 31 December 2025 the Legal reserve was at the stipulated level.
Annual report 2025    747

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
iv. Reserves of subsidiaries
The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

EUR million
	2025	2024	2023
Banco Santander (Brasil) S.A. (Consolidated Group)	16,085	15,107	14,512
Santander UK Group	7,973	8,576	8,700
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	4,977	5,248	5,684
Santander Consumer Finance Group	4,804	4,729	4,344
Banco Santander - Chile	4,560	4,250	4,112
Banco Santander Argentina S.A.	3,217	2,892	2,813
Banco Santander Totta, S.A. (Consolidated Group)	2,726	2,766	2,626
Santander Bank Polska S.A.	2,875	2,890	2,535
Grupo Santander Holdings USA	63	187	1,893
Santander Investment, S.A.	1,424	1,217	1,215
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	845	836	1,044
Banco Santander International SA (former Banco Santander (Suisse) S.A)	450	397	346
Other companies and consolidation adjustments	(2,062)	(1,846)	(2,155)
	47,937	47,249	47,669
Of which, restricted	4,722	4,175	3,870
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
Additionally, at 31 December 2025 the Group had other equity instruments amounting to EUR 273 million.
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
During 2024, 930,610,636 shares of the Bank were acquired at an average price of EUR 4.34 per share, of which 403,030,171 relate to the Share Buyback Programme carried out during the first half of 2025, and 341,781,250 relate to the Share Buyback Programme started in September. Likewise, 1,031,653,737 shares were amortised (note 31) and 181,243,113 shares at an average price of EUR 4.22 per share were transferred, of which 22,167,105 shares correspond to the donation made by Banco Santander to Fundación Banco Santander with extraordinary character.
At 31 December 2024, the number of treasury shares held by the Group was 15,529,459 (0.102% of the issued share capital).
During 2025, 584,363,745 shares of the Bank have been acquired at an average price of EUR 6.98 per share, of which 267,166,950 relate to the Share Buyback Programme carried out during the first half of 2025, and 196,005,870 relate to the new Share Buyback Programme started in August. Likewise, 463,172,820 shares have been amortised (note 31) and 125,643,093 shares at an average price of EUR 6.48 per share have been transferred.
At 31 December 2025, the Group holds 11,077,291 shares of the Bank's issued share capital (0.075%).
The effect on equity, net of tax, arising from the purchase and sale of Bank shares is of EUR 34 million profit in 2025 (EUR 8 million and EUR 13 million profit in 2024 and 2023, respectively).
Annual report 2025    748

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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

	2025	2024	2023
Loans commitment granted	321,234	302,861	279,589
Of which impaired	345	511	406
Financial guarantees granted	17,449	16,901	15,435
Of which impaired	332	217	578
Financial guarantees	17,437	16,887	15,400
Credit derivatives sold	12	14	35
Other commitments granted	148,118	134,493	113,273
Of which impaired	668	793	542
Technical guarantees	62,161	61,551	57,363
Other	85,957	72,942	55,910
The breakdown as at 31 December 2025 of the exposures and the provision fund out of balance sheet by impairment stage is EUR 464,215 million and EUR 338 million (EUR 435,147 million and EUR 305 million in 2024 and EUR 398,243 million and EUR 302 million in 2023) in stage 1, EUR 21,241 million and EUR 206 million (EUR 17,587 million and EUR 192 million in 2024 and EUR 8,528 million and EUR 174 million in 2023) in stage 2 and EUR 1,345 million and EUR 169 million (EUR 1,521 million and EUR 213 million in 2024 and EUR 1,526 million and EUR 226 million in 2023) in stage 3, respectively.
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
b) Memorandum items
i. Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Group and by joint ventures is as follows:

EUR million
	2025	2024	2023
Investment funds	197,346	178,840	165,174
Pension funds	16,112	15,646	14,831
Assets under management	43,974	35,999	29,732
	257,432	230,485	209,737
ii. Non-managed marketed funds
Additionally, at 31 December 2025 there are non-managed marketed funds totalling EUR 73,173 million (EUR 62,002 million and EUR 50,036 million at 31 December 2024 and 2023, respectively).
c) Third-party securities held in custody
At 31 December 2025 the Group held in custody debt securities and equity instruments totalling EUR 306,723 million (EUR 292,216 million and EUR 268,338 million at 31 December 2024 and 2023, respectively) entrusted to it by third parties.

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
Annual report 2025    749

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The following tables contains the detail of the hedging derivatives according to the type of hedging, the hedge risk and the main products used as of 31 December 2025, 2024 and 2023:

EUR million
	2025
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	338,057	2,387	2,588	(454)
Interest rate risk	305,348	1,501	1,532	(433)	Hedging derivatives
Interest rate swap	285,983	1,326	1,485	(188)
Future interest rate	19,365	175	47	(247)
Cap&Floor	—	—	—	2
Exchange rate risk	2,656	6	20	46	Hedging derivatives
Fx forward	2,414	6	20	5
Fx Swap	—	—	—	46
Future interest rate	242	—	—	(5)
Interest rate and exchange rate risk	27,433	735	1,035	(76)	Hedging derivatives
Interest rate swap	5,452	38	80	(8)
Currency swap	21,981	697	955	(68)
Base risk	500	—	1	—	Hedging derivatives
Interest rate swap	500	—	1	—
Inflation risk	2,120	145	—	9	Hedging derivatives
Inflation swap	2,120	145	—	9

Cash flow hedges	148,269	1,954	1,231	1,067
Interest rate risk	99,969	960	41	1,171	Hedging derivatives
Future interest rate	12,357	22	7	(293)
Interest rate swap	87,412	937	34	1,464
Cap&Floor	200	1	—	—
Exchange rate risk	24,791	605	473	(233)	Hedging derivatives
FX forward	3,445	62	20	(18)
FX swap	1,606	38	43	(3)
Currency swap	19,740	505	410	(212)
Interest rate and exchange rate risk	23,445	298	718	(3)	Hedging derivatives
Interest rate swap	3,253	17	85	51
Currency swap	20,192	281	633	(54)
Inflation risk	—	—	—	131	Hedging derivatives
Inflation swap	—	—	—	131
Equity risk	64	91		1	Hedging derivatives
Equity Option	64	91		1

Hedges of net investments in foreign operations	19,666	86	475	136
Exchange rate risk	19,666	86	475	136	Hedging derivatives
FX forward	19,614	86	474	134
FX swap	52		1	2

	505,992	4,427	4,294	749

Annual report 2025    750

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	308,897	2,584	2,964	483
Interest rate risk	290,152	2,070	2,319	373	Hedging derivatives
Of which:
Interest rate swap	276,715	1,578	2,082	156
Exchange rate risk	4,411	13	59	101	Hedging derivatives
Of which:
Fx forward	2,240	8	39	(2)
Future interest rate	2,059	—	—	91
Interest rate and exchange rate risk	13,739	501	586	8	Hedging derivatives
Interest rate swap	2,720	15	65	46
Currency swap	11,019	486	520	(38)
Base risk	500	—	—	—	Hedging derivatives
Interest rate swap	500	—	—	—
Equity risk	95	—	—	1	Hedging derivatives
Equity swap	95	—	—	1

Cash flow hedges	179,271	2,415	1,519	558
Interest rate risk	134,503	1,060	1,089	144
Of which:
Future interest rate	6,621	—	—	225
Interest rate swap	106,663	788	478	(130)
Exchange rate risk	30,653	738	258	459	Hedging derivatives
Of which:
FX forward	9,286	362	51	408
Currency swap	19,957	323	189	114
Interest rate and exchange rate risk	11,724	539	172	26	Hedging derivatives
Interest rate swap	3,092	(6)	46	75
Currency swap	8,632	545	126	(49)
Inflation risk	2,316	58	—	(69)	Hedging derivatives
Of which:
Inflation swap	2,163	57	—	82
Equity risk	75	20	—	(2)	Hedging derivatives
Equity swap	75	20	—	(2)

Hedges of net investments in foreign operations	23,559	673	269	420
Exchange rate risk	23,559	673	269	420	Hedging derivatives
FX forward	23,559	673	269	420

	511,727	5,672	4,752	1,461
Annual report 2025    751

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
		Carrying amount
	Nominal value	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Balance sheet line items
Fair value hedges	241,792	2,661	4,231	(1,869)
Interest rate risk	225,377	2,280	3,644	(1,684)	Hedging derivatives
Of which:
Interest rate swap	215,382	2,015	3,462	(1,871)
Exchange rate risk	4,331	15	24	(98)	Hedging derivatives
FX forward	1,913	15	24	(11)
Future interest rate	2,418	—	—	(87)
Interest rate and exchange rate risk	12,084	366	563	(87)	Hedging derivatives
Interest rate swap	2,311	9	179	20
Currency swap	9,773	357	384	(107)

Cash flow hedges	157,796	2,575	2,889	1,828
Interest rate risk	97,780	913	1,246	2,181	Hedging derivatives
Of which:
Future interest rate	3,020	—	—	6
Interest rate swap	91,569	872	1,214	2,188
Exchange rate risk	34,823	1,001	663	(498)	Hedging derivatives
Of which:
FX forward	11,160	502	241	43
Currency swap	20,043	446	397	(537)
Interest rate and exchange rate risk	12,217	484	74	(98)	Hedging derivatives
Interest rate swap	2,847	—	(45)	227
Currency swap	9,370	484	119	(325)
Inflation risk	12,908	155	906	234	Hedging derivatives
Of which:
Currency swap	12,495	153	906	240
Equity risk	68	22	—	9	Hedging derivatives
Option	68	22	—	9

Hedges of net investments in foreign operations	18,706	61	536	(1,888)
Exchange rate risk	18,706	61	536	(1,888)	Hedging derivatives
FX forward	18,706	61	536	(1,888)

	418,294	5,297	7,656	(1,929)
Annual report 2025    752

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Considering the main entities or groups within the Group by the weight of their hedging, the main types of hedging that are being carried out in Santander UK Group Holdings plc group and Banco Santander, S.A.
Santander UK Group Holdings plc group enters into fair value and cash flow hedging derivatives depending on the exposure of the underlying. Only designated risks are hedged and therefore other risks, such as credit risk, are managed but not hedged. When contracting derivatives, Santander UK applies the same credit risk management procedures that it uses for ordinary lending activity.
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
As Santander UK Group Holdings plc group obtains financing in the international markets, it assumes a significant exposure to currency risk mainly USD and EUR. In addition, it also holds debt securities for liquidity purposes which assume exposure mainly in JPY, CAD and CHF. To manage this exchange rate risk, Spot, Forward y Cross Currency Swap are contracted to match the cash flow profile and the maturity of the estimated interest and principal repayments of the hedged item.
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
Regarding cash flow hedges, the objective is to hedge the cash flow exposure to changes in interest rates and exchange rates.
Annual report 2025    753

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Annual report 2025    754

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The following table sets out the maturity profile of the hedging instruments used in Grupo Santander non-dynamic hedging strategies:

EUR million
	31 December 2025
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	17,263	20,353	87,830	176,040	36,571	338,057
Interest rate risk	15,778	19,042	82,060	160,461	28,007	305,348
Interest rate swap	15,588	18,565	78,893	146,294	26,643	285,983
Future interest rate	190	477	3,167	14,167	1,364	19,365
Exchange rate risk	963	365	1,086	—	242	2,656
Fx forward	963	365	1,086	—	—	2,414
Future interest rate	—	—	—	—	242	242
Interest rate and exchange rate risk	522	946	4,684	15,079	6,202	27,433
Interest rate swap	15	54	218	3,898	1,267	5,452
Currency swap	507	892	4,466	11,181	4,935	21,981
Base risk	—	—	—	500	—	500
Interest rate swap	—	—	—	500	—	500
Inflation risk	—	—	—	—	2,120	2,120
Inflation swap	—	—	—	—	2,120	2,120

Cash flow hedges	6,499	4,405	21,536	103,955	11,874	148,269
Interest rate risk	3,497	1,347	12,090	76,749	6,286	99,969
Future interest rate	—	—	13	11,837	507	12,357
Interest rate swap	3,497	1,347	12,077	64,712	5,779	87,412
Cap&Floor	—	—	—	200	—	200
Exchange rate risk	981	1,169	4,062	15,467	3,112	24,791
FX forward	874	1,025	1,546	—	—	3,445
FX swap	66	92	492	956	—	1,606
Currency swap	41	52	2,024	14,511	3,112	19,740
Interest rate and exchange rate risk	2,021	1,887	5,371	11,690	2,476	23,445
Interest rate swap	761	—	227	2,085	180	3,253
Currency swap	1,260	1,887	5,144	9,605	2,296	20,192
Equity risk	—	2	13	49	—	64
Equity option	—	2	13	49	—	64

Hedges of net investments in foreign operations:	2,945	5,218	11,296	207	—	19,666
Exchange rate risk	2,945	5,218	11,296	207	—	19,666
FX forward	2,893	5,218	11,296	207	—	19,614
FX swap	52	—	—	—	—	52
	26,707	29,976	120,662	280,202	48,445	505,992
Annual report 2025    755

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	31 December 2024
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	9,791	15,953	88,519	163,086	31,548	308,897
Interest rate risk	8,725	14,680	85,981	154,440	26,326	290,152
Of which:
Interest rate swap	7,910	11,913	83,890	148,913	24,089	276,715
Exchange rate risk	1,054	717	469	112	2,059	4,411
Of which:
Fx forward	1,054	717	469	—	—	2,240
Future interest rate	—	—	—	—	2,059	2,059
Interest rate and exchange rate risk	12	511	2,019	8,034	3,163	13,739
Of which:
Interest rate swap	—	149	104	1,543	924	2,720
Currency swap	12	361	1,915	6,491	2,240	11,019
Base risk	—	—	—	500	—	500
Interest rate swap	—	—	—	500	—	500
Equity risk	—	45	50	—	—	95
Equity swap	—	45	50	—	—	95

Cash flow hedges	19,696	10,088	43,111	94,030	12,346	179,271
Interest rate risk	14,628	7,932	30,390	75,459	6,094	134,503
Of which:
Future interest rate	6,621	—	—	—	—	6,621
Interest rate swap	7,146	5,856	20,846	67,495	5,320	106,663
Exchange rate risk	2,982	1,377	8,765	14,703	2,826	30,653
Of which:
FX forward	2,594	1,310	5,382	—	—	9,286
Currency swap	133	66	3,383	14,704	1,671	19,957
Interest rate and exchange rate risk	2,086	778	3,785	3,813	1,262	11,724
Of which:
Interest rate swap	997	—	395	1,260	440	3,092
Currency swap	1,090	778	3,389	2,553	822	8,632
Inflation risk	—	—	153	—	2,163	2,316
Of which:
Inflation swap	—	—	—	—	2,163	2,163
Equity risk	—	1	18	55	1	75
Option	—	1	18	55	1	75

Hedges of net investments in foreign operations:	3,918	5,644	13,997	—	—	23,559
Exchange rate risk	3,918	5,644	13,997	—	—	23,559
FX forward	3,918	5,644	13,997	—	—	23,559
	33,405	31,685	145,627	257,116	43,894	511,727
Annual report 2025    756

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	31 December 2023
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges	6,862	14,535	59,170	139,486	21,739	241,792
Interest rate risk	6,266	13,749	56,860	131,323	17,179	225,377
Of which:
Interest rate swap	6,176	13,525	55,918	125,405	14,358	215,382
Exchange rate risk	566	678	619	50	2,418	4,331
Fx forward	566	678	619	50	—	1,913
Future interest rate	—	—	—	—	2,418	2,418
Interest rate and exchange rate risk	30	108	1,691	8,113	2,142	12,084
Currency swap	30	87	1,370	6,605	1,681	9,773
Interest rate swap	—	21	321	1,508	461	2,311

Cash flow hedges	7,873	16,149	43,913	83,291	6,570	157,796
Interest rate risk	4,467	6,859	30,846	53,038	2,570	97,780
Of which:
Future interest rate	—	—	—	3,020	—	3,020
Interest rate swap	4,241	6,429	29,863	48,735	2,301	91,569
Exchange rate risk	2,655	7,087	6,607	16,711	1,763	34,823
Of which:
FX forward	2,013	2,344	4,617	2,186	—	11,160
Currency swap	642	2,209	1,990	14,525	677	20,043
Interest rate and exchange rate risk	407	1,547	2,270	7,187	806	12,217
Of which:
Interest rate swap	—	80	—	2,575	192	2,847
Currency swap	407	1,467	2,270	4,612	614	9,370
Inflation risk	344	656	4,182	6,296	1,430	12,908
Of which:
Currency swap	318	618	3,833	6,296	1,430	12,495
Equity risk	—	—	8	59	1	68
Option	—	—	8	59	1	68

Hedges of net investments in foreign operations:	4,303	4,940	9,463	—	—	18,706
Exchange rate risk	4,303	4,940	9,463	—	—	18,706
FX forward	4,303	4,940	9,463	—	—	18,706
	19,038	35,624	112,546	222,777	28,309	418,294

Annual report 2025    757

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Additionally, for Santander UK Group Holdings plc and Banco Santander, S.A., both the maturity profile, the average interest and exchange rate of hedging instruments by maturity buckets are shown:
Santander UK Group Holdings plc group

	31 December 2025
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	14,490	12,469	69,366	86,738	6,222	189,285
Average fixed interest rate (%) GBP	4.150	4.703	4.021	3.508	4.181
Average fixed interest rate (%) EUR	—	0.216	—	0.621	0.437
Average fixed interest rate (%) USD	—	—	—	4.091	1.325
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	27.000	30	357	6,936	1,808	9,158
Average GBP/EUR exchange rate	1.176	1.138	1.158	1.177	1.182
Average GBP/USD exchange rate	—	—	1.249	1.346	1.293
Average fixed interest rate (%) EUR	2	3	4.080	2.812	2.822
Average fixed interest rate (%) USD	—	—	4.991	4.385	4.364
Inflation risk
Interest rate instruments
Nominal	—	—	—	—	2,120	2,120
Average fixed interest rate (%) GBP	—	—	—	—	4.997
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	360	111	3,472	35,087	4,067	43,097
Average fixed interest rate (%) GBP	4.373	4.235	3.344	3.881	4.481
Foreign exchange risk
Exchange and interest rate instruments
Nominal	—	—	1,982	14,238	3,112	19,332
Average GBP/JPY exchange rate	—	—	—	—	—
Average GBP/CHF exchange rate	—	—	1.121	1.111	—
Average GBP/EUR exchange rate	—	—	—	1.180	1.172
Average GBP/USD exchange rate	—	—	1.334	1.275	1.373
Average GBP/CAD exchange rate	—	—	—	—	—
Equity risk
Equity instruments
Nominal	—	2	13	49	—	64
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	—	87	2,206	420	2,713
Average GBP/EUR exchange rate	—	—	1.166	1.181	1.172
Average GBP/USD exchange rate	—	—	1.334	1.281	1.397
Average fixed interest rate (%) GBP	—	—	2.609	3.973	4.475
Annual report 2025    758

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	5,033	7,598	64,755	93,176	4,110	174,672
Average fixed interest rate (%) GBP	3.749	4.293	4.496	3.868	3.653
Average fixed interest rate (%) EUR	0.200	(0.346)	(0.446)	0.585	4.370
Average fixed interest rate (%) USD	1.677	1.534	1.531	5.756	0.449
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	212	258	2,280	1,152	3,902
Average GBP/EUR exchange rate	—	1.136	1.158	1.162	1.176
Average GBP/USD exchange rate	—	—	—	1.318	1.281
Average fixed interest rate (%) EUR	—	—	1.350	3.304	2.940
Average fixed interest rate (%) USD	—	—	—	4.831	4.375
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	5,330	4,190	14,896	34,841	4,325	63,582
Average fixed interest rate (%) GBP	4.592	4.075	4.761	3.707	4.352
Foreign exchange risk
Exchange and interest rate instruments
Nominal	311	954	5,941	13,235	2,730	23,171
Average GBP/JPY exchange rate	178.368	179.995	187.640	—	—
Average GBP/CHF exchange rate	—	—	1.086	1.115	—
Average GBP/EUR exchange rate	—	1.203	1.188	1.177	1.162
Average GBP/USD exchange rate	—	—	1.238	1.297	1.388
Average GBP/CAD exchange rate	—	—	1.758	—	—
Equity risk
Equity instruments
Nominal	—	—	19	55	1	75
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	1,993	476	1,039	2,294	707	6,509
Average GBP/EUR exchange rate	1.124	1.370	1.161	1.213	1.179
Average GBP/USD exchange rate	—	—	1.538	1.319	1.537
Average fixed interest rate (%) GBP	1.480	2.760	3.203	2.771	4.885
Inflation risk
Interest rate instruments
Nominal	—	—	—	—	2,163	2,163
Average fixed interest rate (%) GBP	—	—	—	—	4.983
Annual report 2025    759

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	4,163	8,230	37,158	70,075	3,467	123,093
Average fixed interest rate (%) GBP	2.380	3.190	3.420	3.890	3.990
Average fixed interest rate (%) EUR	1.140	0.180	0.450	0.210	3.920
Average fixed interest rate (%) USD	2.600	2.460	4.230	1.360	4.910
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	—	41	—	2,172	198	2,411
Average GBP/EUR exchange rate	—	1.113	—	1.156	1.148
Average GBP/USD exchange rate	—	—	—	1.318	—
Average fixed interest rate (%) EUR	—	—	—	2.770	3.480
Average fixed interest rate (%) USD	—	—	—	4.830	—
Cash flow hedges
Interest rate risk
Interest rate instruments
Nominal	1,050	3,553	15,756	31,941	1,405	53,705
Average fixed interest rate (%) GBP	5.060	3.050	5.380	3.840	3.450
Foreign exchange risk
Exchange and interest rate instruments
Nominal	1,068	6,266	3,104	10,888	1,763	23,089
Average GBP/JPY exchange rate	154.135	153.954	167.846	—	—
Average GBP/CHF exchange rate	1.092	1.093	1.089	1.121	1.121
Average GBP/EUR exchange rate	—	1.197	1.167	1.179	—
Average GBP/USD exchange rate	—	1.392	—	1.277	1.388
Equity risk
Equity instruments
Nominal	—	—	8	58	2	68
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	100	905	576	5,614	719	7,914
Average GBP/EUR exchange rate	1,183	—	1.254	1.198	1.189
Average GBP/USD exchange rate	—	1,663	—	1.383	1.537
Average fixed interest rate (%) GBP	2.570	2.540	2.960	2.420	4.810

Annual report 2025    760

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Banco Santander, S.A.

	31 December 2025
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	746	2,790	6,849	34,331	17,003	61,719
Average fixed interest rate (%) GBP	—	2.155	1.500	5.725	5.371
Average fixed interest rate (%) EUR	3.303	2.809	2.101	3.139	0.330
Average fixed interest rate (%) CHF	—	—	—	0.403	—
Average fixed interest rate (%) USD	5.075	4.422	1.983	3.653	4.991
Average fixed interest rate (%) CZK	—	1.650	2.350	—	—
Average fixed interest rate (%) NOK	—	—	—	—	2.403
Average fixed interest rate (%) AUD	—	—	—	—	3.824
Average fixed interest rate (%) RON	—	—	4.880	3.200	—
Average fixed interest rate (%) HKD	—	—	—	1.960	—
Average fixed interest rate (%) NZD	—	—	—	—	3.252
Foreign exchange risk
Exchange and interest rate instruments
Nominal	329	250	697	—	—	1,276
Average CNY/EUR exchange rate	—	8,273	8,284	—	—
Average MXN/EUR exchange rate	2,173	—	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	46	99	956	3,750	1,608	6,459
Average fixed interest rate (%) AUD/EUR	—	—	—	5.710	6.101
Average fixed interest rate (%) CZK/EUR	—	—	—	4.264	—
Average fixed interest rate (%) RON/EUR	—	—	—	—	0.697
Average fixed interest rate (%) HKD/EUR	—	—	—	4.618	—
Average fixed interest rate (%) JPY/EUR	—	—	—	0.975	1.407
Average fixed interest rate (%) NOK/EUR	—	—	—	3.441	4.155
Average fixed interest rate (%) CHF/EUR	—	—	—	2.021	1.919
Average fixed interest rate (%) USD/CLP	—	—	—	—	—
Average fixed interest rate (%) USD/COP	11.669	11.703	9.869	9.356	—
Average fixed interest rate (%) USD/MXN	—	—	8.800	—	—
Average AUD/EUR exchange rate	—	—	—	1.617	1.584
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average CZK/EUR exchange rate	—	26.131	25.365	24.832	—
Average EUR/COP exchange rate	—	—	—	—	—
Average EUR/USD exchange rate	—	—	0.940	0.948	—
Average HKD/EUR exchange rate	—	—	—	8.488	—
Average JPY/EUR exchange rate	—	—	—	137.802	129.229
Average MXN/EUR exchange rate	—	—	—	19.083	—
Average NOK/EUR exchange rate	—	—	—	9.519	10.651
Average RON/EUR exchange rate	—	—	4.948	4.927	4.980
Average CHF/EUR exchange rate	—	—	—	1.019	0.935
Average USD/COP exchange rate	—	—	—	—	—
Average USD/MXN exchange rate	—	—	0.055	—	—
Basis Risk
Basis risk instruments
Nominal	—	—	—	500	—	500
Annual report 2025    761

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2025
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	236	—	288	213	80	817
Average fixed interest rate (%) AUD/EUR	—	—	—	5.678	—
Average fixed interest rate (%) CHF/EUR	2.258	—	—	—	—
Average AUD/EUR exchange rate	—	—	1.590	1.577	1.562
Average RON/EUR exchange rate	—	—	4.940	—	—
Average CHF/EUR exchange rate	1.002	—	—	—	—
Interest rate risk
Bond Forward instruments
Nominal	—	—	2,120	9,003	507	11,630
Average fixed interest rate (%) EUR	—	—	2.964	2.695	3.016
Average fixed interest rate (%) AUD	—	—	1.650	—	—
Exchange rate risk
Exchange instruments
Nominal	9	—	9	—	—	18
Average exchange rate GBP/EUR	1.129	—	1.119	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	2,574	4,530	9,866	207	—	17,177
Average BRL/EUR exchange rate	6.892	6.979	6.652	—	—
Average CLP/EUR exchange rate	1,054.241	1,018.994	1,108.027	1,099.571	—
Average COP/EUR exchange rate	—	4,566	—	—	—
Average GBP/EUR exchange rate	0.860	0.867	0.884	—	—
Average MXN/EUR exchange rate	22.187	23.465	22.823	—	—
Average USD/EUR exchange rate	—	1.078	1.175	—	—
Average PLN/EUR exchange rate	4.321	4.307	4.309	—	—
Average CAD/EUR exchange rate	1.611	—	—	—	—
Average UYU/EUR exchange rate	48.093	48.729	49.916	53.350	—
Annual report 2025    762

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	1,431	4,446	6,878	33,324	15,991	62,070
Average fixed interest rate (%) GBP	—	0.020	3.120	2.640	5.370
Average fixed interest rate (%) EUR	1.340	0.010	2.000	3.460	3.170
Average fixed interest rate (%) USD	0.010	3.500	2.740	4.460	4.720
Average fixed interest rate (%) CZK	—	—	—	2.000	—
Average fixed interest rate (%) NOK	—	—	—	—	2.400
Average fixed interest rate (%) AUD	—	—	—	—	3.820
Average fixed interest rate (%) RON	—	3.610	—	4.200	—
Average fixed interest rate (%) HKD	—	—	—	1.960	—
Average fixed interest rate (%) NZD	—	—	—	—	3.250
Foreign exchange risk
Exchange and interest rate instruments
Nominal	473	405	287	—	—	1,165
Average CNY/EUR exchange rate	7,710	7,710	7,710	—	—
Average MXN/EUR exchange rate	2,178	—	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	12	148	1,355	4,859	1,669	8,043
Average fixed interest rate (%) AUD/EUR	—	—	—	5.690	6.100
Average fixed interest rate (%) CZK/EUR	—	—	—	4.190	—
Average fixed interest rate (%) RON/EUR	—	—	—	—	6.970
Average fixed interest rate (%) HKD/EUR	—	—	—	4.620	—
Average fixed interest rate (%) JPY/EUR	—	—	—	1.300	1.410
Average fixed interest rate (%) NOK/EUR	—	—	—	3.440	4.500
Average fixed interest rate (%) CHF/EUR	—	—	—	2.030	2.250
Average fixed interest rate (%) USD/COP	—	12.750	10.580	10.540	7.760
Average fixed interest rate (%) EUR/GBP	6.690	—	—	—	—
Average fixed interest rate (%) USD/MXN	—	—	11.300	—	—
Average AUD/EUR exchange rate	—	—	—	1.599	1.584
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average CZK/EUR exchange rate	—	—	26.030	25.634	—
Average EUR/GBP exchange rate	1.189	—	—	—	—
Average EUR/USD exchange rate	—	—	0.982	0.943	—
Average HKD/EUR exchange rate	—	—	—	8.488	—
Average JPY/EUR exchange rate	—	—	—	134.151	129.229
Average MXN/EUR exchange rate	—	—	—	19.083	—
Average NOK/EUR exchange rate	—	—	—	9.519	10.429
Average RON/EUR exchange rate	—	4.810	—	4.940	4.980
Average CHF/EUR exchange rate	—	—	—	1.019	0.932
Average USD/COP exchange rate	—	—	—	—	—
Average USD/MXN exchange rate	—	—	0.052	—	—
Basis Risk
Basis risk instruments
Nominal	—	—	—	500	—	500
Annual report 2025    763

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	—	1,055	84	1,139
Average fixed interest rate (%) AUD/EUR	—	—	—	3.520	—
Average fixed interest rate (%) CHF/EUR	—	—	—	3.110	—
Average AUD/EUR exchange rate	—	—	—	1.580	1.560
Average RON/EUR exchange rate	—	—	—	4.940	—
Average CHF/EUR exchange rate	—	—	—	1.000	—
Interest rate risk
Bond Forward instruments
Nominal	—	—	6,200	5,820	—	12,020
Average fixed interest rate (%) EUR	—	—	—	2.910	—
Exchange rate risk
Exchange instruments
Nominal	14	83	125	—	—	222
Average exchange rate GBP/EUR	1.200	1.170	1.190	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	3,240	5,070	12,821	—	—	21,131
Average BRL/EUR exchange rate	5.990	6.120	6.270	—	—
Average CLP/EUR exchange rate	1,052.780	1,066.580	1,045.090	—	—
Average COP/EUR exchange rate	—	4,703	—	—	—
Average GBP/EUR exchange rate	0.860	0.850	0.850	—	—
Average MXN/EUR exchange rate	20.280	19.830	21.970	—	—
Average USD/EUR exchange rate	1.090	1.080	1.090	—	—
Average PLN/EUR exchange rate	4.370	4.410	4.410	—	—
Average CAD/EUR exchange rate	—	1.500	—	—	—
Average CHF/EUR exchange rate	—	0.940	—	—	—
Average UYU/EUR exchange rate	45.820	45.160	48.290	—	—
Annual report 2025    764

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Fair value hedges
Interest rate risk
Interest rate instruments
Nominal	1,532	194	7,880	22,714	8,775	41,095
Average fixed interest rate (%) GBP	—	—	1.375	4.479	2.036
Average fixed interest rate (%) EUR	0.096	0.014	2.085	2.422	3.421
Average fixed interest rate (%) CHF	—	—	1.010	—	—
Average fixed interest rate (%) USD	0.015	3.688	2.603	3.801	4.446
Foreign exchange risk
Exchange and interest rate instruments
Nominal	278	634	524	50	—	1,486
Average PEN/USD exchange rate	3.784	3.751	—	—	—
Average CNY/EUR exchange rate	—	7.323	7.732	7.716	—
Average AUD/EUR exchange rate	1.648	1.665	—	—	—
Average MXN/EUR exchange rate	—	19.363	—	—	—
Average COP/USD exchange rate	4,159.190	3,998.060	—	—	—
Average MAD/EUR exchange rate	10.929	11.057	—	—	—
Average PEN/EUR exchange rate	4.095	4.110	—	—	—
Interest rate and foreign exchange rate risk
Exchange and interest rate instruments
Nominal	30	66	1,450	4,321	1,150	7,017
Average fixed interest rate (%) AUD/EUR	—	—	—	4.800	3.615
Average fixed interest rate (%) CZK/EUR	—	—	—	2.000	—
Average fixed interest rate (%) RON/EUR	5.130	—	—	3.967	—
Average fixed interest rate (%) HKD/EUR	—	—	2.580	5.270	—
Average fixed interest rate (%) JPY/EUR	—	—	0.465	1.298	1.407
Average fixed interest rate (%) NOK/EUR	—	—	—	3.441	4.501
Average fixed interest rate (%) CHF/EUR	—	—	—	1.243	—
Average fixed interest rate (%) USD/MXN	—	—	14.250	—	—
Average fixed interest rate (%) USD/COP	—	17.980	6.152	13.207	7.149
Average fixed interest rate (%) EUR/USD	—	—	(0.140)	—	—
Average fixed interest rate (%) USD/CLP	—	—	3.450	—	—
Average AUD/EUR exchange rate	—	—	—	1.499	1.545
Average CZK/EUR exchange rate	—	—	—	25.831	—
Average EUR/USD exchange rate	—	—	0.891	0.961	—
Average HKD/EUR exchange rate	—	—	8.782	8.666	—
Average JPY/EUR exchange rate	—	—	120.568	134.151	129.229
Average NOK/EUR exchange rate	—	—	—	9.519	10.429
Average RON/EUR exchange rate	4.711	—	—	4.887	—
Average CHF/EUR exchange rate	—	—	—	1.104	—
Average MXN/EUR exchange rate	—	—	—	—	19.083
Average USD/CLP exchange rate	—	—	0.001	—	—
Average NZD/EUR exchange rate	—	—	—	—	1.666
Average USD/MXN exchange rate	—	—	0.058	—	—
Annual report 2025    765

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Up to one month	One to three months	Three months to one year	One year to five years	More than five years	Total
Cash flow hedges
Interest rate and foreign exchange rate risk
Interest rate and foreign exchange rate instruments
Nominal	—	—	414	1,075	86	1,575
Average fixed interest rate (%) CHF/EUR	—	—	—	3.106	—
Average fixed interest rate (%) AUD/EUR	—	—	—	3.521	—
Average EUR/GBP exchange rate	—	—	1.173	—	—
Average AUD/EUR exchange rate	—	—	1.625	1.584	1.562
Average RON/EUR exchange rate	—	—	—	4.940	—
Average CHF/EUR exchange rate	—	—	—	1.002	—
Interest rate risk
Bond Forward instruments
Nominal	750	1,500	7,750	0	0	10,000
Average fixed interest rate (%) EUR	(0.124)	(0.889)	0.016	—	—
Exchange rate risk
Exchange instruments
Nominal	13	25	111	—	—
Average exchange rate GBP/EUR	1.148	1.146	1.138	—	—
Hedges of net investments in foreign operations
Exchange rate risk
Exchange and interest rate instruments
Nominal	3,593	4,870	8,034	—	—	16,497
Average BRL/EUR exchange rate	5.569	5.505	5.481	—	—
Average CLP/EUR exchange rate	916.724	936.166	987.202	—	—
Average COP/EUR exchange rate	—	4,525.656	—	—	—
Average GBP/EUR exchange rate	0.866	0.867	0.876	—	—
Average MXN/EUR exchange rate	20.078	20.589	20.210	—	—
Average USD/EUR exchange rate	—	1.129	1.081	—	—
Average PLN/EUR exchange rate	4.664	4.752	4.580	—	—
Average CAD/EUR exchange rate	—	1.461	—	—	—
Average CHF/EUR exchange rate	—	0.940	—	—	—
Average UYU/EUR exchange rate	43.235	43.521	44.400	—	—

Annual report 2025    766

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, applies accounting hedges for both fair value and cash flows through micro-hedging structures to mitigate risks arising from fluctuations in interest rates and exchange rates.
In its cash flow hedges, the Bank is primarily exposed to exchange rate risk stemming from portfolios of Mexican government bonds issued in a currency other than its functional currency, Brazilian government bonds denominated in reais, US Treasury bonds in dollars, and fixed-rate debt issuances in USD. These exposures are mitigated through fixed-rate cross-currency swaps and FX forward contracts, using different currency combinations (MXN, USD, and BRL) depending on the nature of each portfolio.
The Bank also maintains exposures to interest rate risk associated with bank loans and commercial loans, both fixed-rate and floating-rate. To manage this risk, interest rate swaps are used, whereby the Bank exchanges fixed-rate cash flows for variable-rate cash flows or vice versa, in order to stabilize future cash flows.
In its fair value hedges, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México holds portfolios of long-term, fixed-rate commercial loans and Mexican government bonds, denominated in both local and non-functional currencies. These portfolios are exposed to changes in fair value resulting from fluctuations in market interest rates and, where applicable, exchange rates. These exposures are mitigated through interest rate swaps and cross-currency swaps, designated as hedging instruments.

Only interest rate and exchange rate risks are hedged, while other risks, such as credit risk, are managed by the entity but are not designated as hedged risks within the hedging relationships. The effectiveness of the hedges is assessed by comparing the changes in the fair value of the hedged items attributable to the hedged risk with the changes in the fair value of the derivative instruments.
Banco Santander (Brasil) S.A. has fair value and cash flow hedges to mitigate risks arising from market interest rate fluctuations.
In market risk hedging, the Bank protects recognized assets and liabilities against changes in interest rates, exchange rates, and inflation. The risk management methodology segments exposures by risk factor (BRL/USD exchange rate risk, BRL fixed interest rate risk, USD foreign exchange coupon risk, inflation risk, among others). To mitigate these risks, the Bank primarily uses interest rate swaps, currency swaps, and futures contracts, designated as hedging instruments within hedge accounting structures. The results derived from hedging instruments and hedged items are recognized directly in the income statement.
In cash flow hedging, Banco Santander (Brasil) S.A. hedges its exposure to cash flow variability, primarily associated with interest payments and exchange rate movements, arising from assets and liabilities denominated in foreign currency or at variable rates. To this end, futures contracts and interest rate swaps are used to provide predictability to future cash flows. The effective portion of the change in the value of the hedging instruments is temporarily recognized in equity and reclassified to profit or loss when the anticipated transaction occurs, while the ineffective portion is recognized directly in profit or loss. As of December 31, 2025, no amounts corresponding to the ineffective portion have been recorded.
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
Annual report 2025    767

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Regarding the hedged items, the following table shows the detail of the type of hedging, the risk that is hedged and which products are being hedged at 31 December 2025, 2024 and 2023. The products that are being hedged are mainly borrowed deposits, financial deposits, loans, government bonds as assets and financial bonds as liabilities:

	EUR million
	31 December 2025
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	166,907	107,124	(191)	490	Loans and advances / Deposits and Debt securities / Debt securities issued	461	—	—
Interest rate risk	152,380	93,395	(201)	364		400	—	—
Exchange rate risk	2,154	242	(6)	—		(43)	—	—
Interest and Exchange rate risk	9,619	13,487	3	126		66	—	—
Inflation risk	2,253	—	13	—		38	—	—
Credit risk	—	—	—	—		—	—	—
Base risk	501	—	—	—		—	—	—
Equity risk	—	—	—	—		—	—	—

Cash flow hedges						(1,063)	401	235
Interest rate risk						(1,174)	381	86
Exchange rate risk						240	(8)	—
Interest and Exchange rate risk						(8)	28	(13)
Inflation risk						(131)	—	162
Equity risk						10		—
Other risk						—	—	—

Net foreign investments hedges	19,666	—				(136)	(7,867)	2
Exchange rate risk	19,666	—				(136)	(7,867)	2
	186,573	107,124	(191)	490		(738)	(7,466)	237
Annual report 2025    768

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	EUR million
	31 December 2024
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	138,906	32,642	(1,412)	(1,200)	Loans and advances / Deposits and Debt securities / Debt securities issued	(461)	—	—
Interest rate risk	133,149	23,780	(1,345)	(1,176)		(343)	—	—
Exchange rate risk	2,017	1,562	1	3		(118)	—	—
Interest and Exchange rate risk	3,238	7,205	(68)	(27)		1	—	—
Inflation risk	—	—	—	—		—	—	—
Credit risk	—	—	—	—		—	—	—
Base risk	502	—	—	—		—	—	—
Equity risk	—	95	—	—		(1)	—	—

Cash flow hedges						(564)	(478)	50
Interest rate risk						(156)	(794)	83
Exchange rate risk						(439)	213	19
Interest and Exchange rate risk						(40)	11	—
Inflation risk						69	82	(52)
Equity risk						2	10	—

Net foreign investments hedges	23,559	—				(420)	(8,002)	—
Exchange rate risk	23,559	—				(420)	(8,002)	—
	162,465	32,642	(1,412)	(1,200)		(1,445)	(8,480)	50

	EUR million
	31 December 2023
	Carrying amount of hedged items		Accumulated amount of fair value adjustments on the hedged item		Balance sheet line item	Change in fair value of hedged item for ineffectiveness assessment	Cash flow reserves or conversion reserves
	Assets	Liabilities	Assets	Liabilities			Continuing hedges	Discontinued hedges
Fair value hedges	134,095	26,946	(1,798)	(1,652)	Loans and advances / Deposits and Debt securities / Debt securities issued	1,928		—
Interest rate risk	130,672	19,176	(1,682)	(1,546)		1,757	—	—
Exchange rate risk	637	1,365	(1)	(3)		60	—	—
Interest and Exchange rate risk	2,786	6,405	(115)	(103)		111	—	—
Inflation risk	—	—	—	—		—	—	—
Credit risk	—	—	—	—		—	—	—

Cash flow hedges						(1,824)	(813)	(173)
Interest rate risk						(2,182)	(797)	(77)
Exchange rate risk						500	(80)	—
Interest and Exchange rate risk						100	(144)	—
Inflation risk						(233)	196	(96)
Equity risk						(9)	12	—

Net foreign investments hedges	18,706	—				1,888	(8,684)	—
Exchange rate risk	18,706	—				1,888	(8,684)	—
	152,801	26,946	(1,798)	(1,652)		1,992	(9,497)	(173)

Annual report 2025    769

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The cumulative amount of adjustments of the fair value hedging instruments that remain in the balance for hedges items that are no longer adjusted by profit and loss of coverage as at 31 December 2025 is EUR 227 losses (EUR 775 million and EUR 1,006 million losses in 2024 and 2023, respectively).
The net impact of the hedges are shown in the following table:

	EUR million
	31 December 2025
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
				Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		7	Gains or losses financial assets/liabilities
Interest rate risk		(33)
Exchange rate risk		3
Interest rate and exchange rate risk		(9)
Inflation risk		46

Cash flow hedges	1,063	4		(706)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	1,174	(3)		(638)
Exchange rate risk	(240)	7		85
Interest rate and exchange rate risk	8	(10)		(233)
Inflation risk	131			80
Equity risk	(10)	10	—	0

Net foreign investments hedges	136	—		—
Exchange rate risk	136	—		—
	1,199	11		(706)
Annual report 2025    770

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	EUR million
	31 December 2024
	Earnings/(losses) recognised in another cumulative overall result	Ineffective recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
				Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		22	Gains or losses financial assets/liabilities
Interest rate risk		30	—
Exchange rate risk		(17)	—
Interest rate and exchange rate risk		9	—

Cash flow hedges	558	(6)	—	(1,256)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	163	(12)	—	(1,166)
Exchange rate risk	312	20	—	319
Interest rate and exchange rate risk	155	(14)	—	(340)
Inflation risk	(70)	—	—	(69)
Equity risk	(2)	—	—	0

Net foreign investments hedges	420	—	—	—
Exchange rate risk	420	—		—
	978	16		(1,256)

	EUR million
	31 December 2023
	Earnings/(losses) recognised in another cumulative overall result	Ineffective coverage recognised in the income statement	Line of the income statement that includes the ineffectiveness of cash flows	Reclassified amount of reserves to the income statement due to:
				Cover transaction affecting the income statement	Line of the income statement that includes reclassified items
Fair value hedges		59	Gains or losses financial assets/liabilities
Interest rate risk		72
Exchange rate risk		(38)
Interest rate and exchange rate risk		25

Cash flow hedges	2,592	4	Gains or losses financial assets/liabilities	(2,622)	Interest margin/Gains or losses financial assets/liabilities
Interest rate risk	2,179	2		(1,647)
Exchange rate risk	7	(1)		(416)
Interest rate and exchange rate risk	164	2		(431)
Inflation risk	233	1		(128)
Equity risk	9	—		0

Net foreign investments hedges hedges	(1,888)	—		—
Exchange rate risk	(1,888)	—		—
	704	63		(2,622)

Annual report 2025    771

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The following table shows the movement in the impact of equity for the year:

EUR million
	2025	2024	2023
Balance at beginning of year	(8,300)	(9,424)	(9,187)
Cash flow hedges	1,049	558	2,592
Interest rate risk	1,155	163	2,179
A) Not designated elements - linked to a time period	(19)	—	—
Gain or loss in value - recognized in equity	(19)	—	—
Amounts transferred to income statements	—	—	—
Other reclassifications	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	1,174	163	2,179
Amounts transferred to income statements	638	1,166	1,647
Gain or loss in value CFE - recognized in equity	536	(1,003)	532
Exchange rate risk	(229)	312	7
A) Not designated elements - linked to a time period	11	—	—
Gain or loss in value - recognized in equity	26	—	—
Amounts transferred to income statements	(15)	—	—
Other reclassifications	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	(240)	312	7
Amounts transferred to income statements	(85)	(319)	416
Gain or loss in value CFE - recognized in equity	(155)	631	(409)
Interest rate and exchange rate risk	8	155	164
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	8	155	164
Amounts transferred to income statements	233	340	431
Gain or loss in value CFE - recognized in equity	(225)	(185)	267
Inflation risk	131	(70)	233
Amounts transferred to income statements	(80)	69	128
Gain or loss in value CFE - recognized in equity	211	(139)	105
Equity risk	(16)	(2)	9
A) Not designated elements - linked to a time period	(6)	—	—
Gain or loss in value - recognized in equity	(8)	—	—
Amounts transferred to income statements	2	—	—
Other reclassifications	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	(10)	(2)	9

Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	(10)	(2)	9
Net foreign investments hedges	136	420	(1,888)
Exchange rate risk	136	420	(1,888)
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
C) Designated elements	136	420	(1,888)
Amounts transferred to income statements	—	—	—
Gain or loss in value CFE - recognized in equity	136	420	(1,888)
Fair Value hedges	—	—	—
Interest rate risk	—	—	—
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
Exchange rate risk	—	—	—
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
Interest rate and exchange rate risk	—	—	—
A) Not designated elements - linked to a time period	—	—	—
B) Not designated elements - linked to a transaction	—	—	—
Minorities, taxes and others	(330)	146	(941)

Balance at end of year	(7,445)	(8,300)	(9,424)

37. Discontinued operations
As a result of the agreement for the sale of part of the Polish business, the effect of these businesses on the consolidated income statement of 2025 has been classified under the line item 'Profit/(loss) after tax from discontinued operations', with the same classification applied for comparative purposes in the consolidated income statement of years 2024 and 2023 (see Note 3).
a) Breakdown
The following is a breakdown of the heading 'Profit/loss after tax from discontinued operations' at 31 December of 2025, 2024 and 2023:

EUR million	2025	2024	2023
Entities held for sale
Santander Bank Polska (Note 3)	1,542	1,241	1,058
Profit/loss after tax from discontinued operations	1,542	1,241	1,058

Annual report 2025    772

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Gains or losses from entities held for sale
The following are the consolidated summary profit and loss accounts for the business held for sale in Poland:

EUR million
Condensed consolidated income statements	2025	2024	2023
Interest margin	3,006	2,881	2,611
Dividend income	4	4	3
Investments accounted for using the equity method	28	24	22
Net commissions	685	634	562
Net trading income	74	62	68
Other operating results	(77)	(109)	(94)
Total income	3,720	3,496	3,172
Administrative expenses, depreciation and amortisation cost	(1,014)	(885)	(793)
Impairment of financial assets A	(285)	(508)	(658)
Other results and provisions	(471)	(423)	(267)
Profit before taxes	1,950	1,680	1,454
Tax expense	(408)	(439)	(396)
Profit of the year	1,542	1,241	1,058
A.Of which EUR 144 million correspond to renegotiations or contractual modifications at 31 December 2025 (EUR 334 and 457 million at 31 December 2024 and 2023, respectively).

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
The detail of the main interest and similar income items earned in 2025, 2024 and 2023 is as follows:

EUR million
	2025	2024	2023
Loans and advances, customers	70,830	74,900	67,879
Debt instruments	15,890	15,431	13,955
Loans and advances, central banks and credit institutions	7,599	8,195	7,229
Other interestA	7,391	10,486	12,679
	101,710	109,012	101,742
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
The detail of the main items of interest expense and similar charges accrued in 2025, 2024 and 2023 is as follows:

EUR million
	2025	2024	2023
Customer deposits	31,735	35,714	32,457
Debt securities issued and subordinated liabilities	15,066	14,612	12,671
Marketable debt securities	13,580	13,255	11,661
Subordinated liabilities (note 23)	1,486	1,357	1,010
Central banks and credit institution deposits	8,151	9,381	9,360
Lease Liabilities	107	122	127
Provisions for pensions (note 25)	91	105	93
Other interest expense	4,212	5,291	6,384
	59,362	65,225	61,092
Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortised cost.
40. Dividend income
Dividend income includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The detail of income from dividends as follows:

EUR million
	2025	2024	2023
Dividend income classified as:
Financial assets held for trading	556	521	414
Non-trading financial assets mandatorily at fair value through profit or loss	57	71	68
Financial assets at fair value through other comprehensive income	102	118	86
	715	710	568

Annual report 2025    773

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
41. Commission income
Commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of fee and commission income is as follows:

EUR million
	2025	2024	2023
Coming from collection and payment services
Bills	209	220	232
Demand accounts	1,359	1,411	1,372
Cards	4,039	4,067	4,146
Orders	607	657	656
Cheques and other	140	138	128
	6,354	6,493	6,534
Coming from non-banking financial products
Investment funds	1,428	1,389	1,037
Pension funds	238	194	178
Insurance	2,782	2,865	2,669
	4,448	4,448	3,884
Coming from Securities services
Securities underwriting and placement	602	586	502
Securities trading	654	452	331
Administration and custody	402	370	354
Asset management	385	254	341
	2,043	1,662	1,528
Other
Foreign exchange	848	705	678
Commitments and financial guarantees	718	713	621
Commitment fees	504	491	497
Structure Finance	902	709	551
Corporate Finance	243	213	136
Loans granted	259	318	259
Loan Servicing activities	118	130	45
Other fees and commissions	950	952	911
	4,542	4,231	3,698
	17,387	16,834	15,644

42. Commission expense
Commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of commission expense is as follows:

EUR million
	2025	2024	2023
Cards	1,744	1,816	1,858
By collection and return of effects	30	30	24
Financial guarantees and other commitments	359	323	282
Brokerages and intermediaries	130	181	204
Sales of insurance and funds	456	453	352
Other fees and commissions	1,692	1,655	1,429
	4,411	4,458	4,149
43. Gains or losses on financial assets and liabilities
The following information is presented below regarding the gains or losses recorded for financial assets or liabilities:
a) Breakdown
The detail, by origin, of Gains/losses on financial assets and liabilities:

EUR million
	2025	2024	2023
Gains or losses on financial assets and liabilities not measured at fair value through profit or loss, net	127	(117)	96
Financial assets at amortized cost	(89)	(190)	(3)
Other financial assets and liabilities	216	73	99
Of which debt instruments	133	50	51
Gains or losses on financial assets and liabilities held for trading, netA	1,017	1,344	2,316
Gains or losses on non-trading financial assets and liabilities mandatory at fair value through profit or loss	1,106	495	198
Gains or losses on financial assets and liabilities measured at fair value through profit or loss, netA	(307)	691	(92)
Gains or losses from hedge accounting, net	12	14	69
	1,955	2,427	2,587
A.Includes the net result obtained by transactions with debt securities, equity instruments, derivatives and short positions included in this portfolio when the Group jointly manages its risk in these instruments.

As explained in note 44, the above breakdown should be analysed in conjunction with the 'Exchange differences, net':

EUR million
	2025	2024	2023
Exchange differences, net	407	(216)	(22)
Annual report 2025    774

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Financial assets and liabilities at fair value through profit or loss
The detail of the amount of the asset balances is as follows:

EUR million
	2025	2024	2023
Loans and receivables:	80,218	72,931	51,072
Central banks	14,632	12,966	17,717
Credit institutions	26,380	27,722	14,520
Customers	39,206	32,243	18,835
Debt instruments	101,707	85,990	66,079
Equity instruments	27,845	21,277	19,125
Derivatives	58,355	64,100	56,328
	268,125	244,298	192,604
Grupo Santander mitigates and reduces this exposure as follows:
•With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.
At 31 December 2025 the exposure to credit risk of the derivatives presented in the balance sheet is not significant because they are subject to netting and collateral agreements (see note 51.d).
•Loans and advances to credit institutions and Loans and advances includes reverse repos amounting to EUR 71,129 million at 31 December 2025.
Also, mortgage-backed assets totalled EUR 1,597 million.
•Debt instruments include EUR 80,908 million of Spanish and foreign government securities.
At 31 December 2025 the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.
The detail of the amount of the liability balances is as follows:

EUR million
	2025	2024	2023
Deposits	106,003	87,374	80,503
Central banks	15,471	15,074	9,017
Credit institutions	28,482	27,909	19,597
Customer	62,050	44,391	51,889
Marketable debt securities	11,686	7,554	5,371
Short positions	44,015	35,830	26,174
Derivatives	51,968	57,753	50,589
Other financial liabilities	22	—	—
	213,694	188,511	162,637
At 31 December 2025, the amount of the change in the fair value of financial liabilities at fair value through profit or loss attributable to changes in their credit risk during the year is not material.
In relation to liabilities designated at fair value through profit or loss where it has been determined at initial recognition that the credit risk is recorded in accumulated 'Other comprehensive income' (see 'Statement of recognised income and expense') the amount that the Group would be contractually obliged to pay on maturity of these liabilities at 31 December 2025 is EUR 1,281 million higher than their carrying amount (EUR 1,851 million higher at 31 December 2024 and EUR 866 million higher at 31 December 2023, no significant impact on results as its fair value is covered by hedging operations.
Within Deposits, there are repurchase agreements amounting to EUR 75,562 million at 31 December 2025.
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
45. Other operating income and expenses
Other operating income and Other operating expenses in the consolidated income statements include:

EUR million
	2025	2024	2023
Other operating income	1,583	846	1,137
Non- financial services	738	654	752
Other operating income	845	192	385
Other operating expense	(2,070)	(2,258)	(2,766)
Non-financial services	(650)	(498)	(674)
Other operating expense:	(1,420)	(1,760)	(2,092)
Of which, credit institutions deposit guarantee fund and single resolution fund	(478)	(481)	(1,083)
	(487)	(1,412)	(1,629)
In the 2025 and 2024 financial years, it was decided that there will not be contribution in Spain to the Single Resolution Fund, as well as a decrease in the contribution to the Deposit Guarantee Fund, by the Single Resolution Board (SRB) and the Deposit Guarantee Fund Management Committee, respectively.
The amount of the Group recognises in relation to income from sub-leases of rights of use is not material.

Annual report 2025    775

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
46. Staff costs
a) Breakdown
The detail of Staff costs is as follows:

EUR million
	2025	2024	2023
Wages and salaries	10,328	10,541	10,018
Social Security costs	1,680	1,644	1,576
Additions to provisions for defined benefit pension plans (note 25)	41	45	42
Contributions to defined contribution pension funds	332	354	307
Other Staff costs	1,252	1,241	1,332
	13,633	13,825	13,275
b) Headcount
The number of employees of Grupo Santander at 31 December 2025, 2024 and 2023 is 198,403, 206,753 and 212,764, respectively. For the years 2025, 2024 and 2023 the average number of employees of the Group is 203,572, 209,371 and 211,135 , respectively, being the average number of employees of Banco Santander, S.A. 23,207, 23,839 and 24,061, of which 17, 15 and 16 are executive directors and Senior management, respectively.
The functional breakdown (final employment), by gender, at 31 December 2025 is as follows:

Functional breakdown by gender
	Senior executivesA				Other executivesB				Other employees
	Men	Women	Others	Not declared	Men	Women	Others	Not declared	Men	Women	Others	Not declared
Europe	918	426	—	—	8,778	5,052	—	10	31,404	37,094	3	39
North America	181	64	—	—	3,859	2,630	—	4	14,555	18,517	2	1
South America	284	142	—	—	4,678	3,398	—	1	30,472	35,890	—	1
	1,383	632	—	—	17,315	11,080	—	15	76,431	91,501	5	41
A.Senior Executives includes employees with job profiles under the following harmonized management levels: Senior Executive VP. Executive VP and VP.
B.Other Executives includes Directors, Mangers, Experts and Branch Managers.
Note: This includes employees related to the Group's business held for sale in Poland.

The labour relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.
The number of Group employees with disabilities at 31 December 2025, 2024 and 2023, was 4,854, 4,828 and 4,701, respectively.
Likewise, the average number of employees of Banco Santander, S.A. with disabilities, equal to or greater than 33%, during 2025 was 419 (435 and 428 employees during 2024 and 2023). At the end of fiscal year 2025, there were 413 employees (432 and 436 employees at 31 December, 2024 and 2023, respectively).
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
c) Share-based payments
The main share-based payments granted by the Group in force at 31 December, 2025, 2024 and 2023 are described below.
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

Annual report 2025    776

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.
The plans that include share-based payments are as follows: (i) Deferred and Conditional Variable Remuneration Plan; (ii) Deferred Multiyear Objectives Variable Remuneration Plan; (iii) Digital Transformation Award, (iv) Digital Transformation Award 2022, Digital Transformation Award 2023 and (vi) PagoNxt incentive Plan 2024 and 2025 for Santander executives. The characteristics of the plans are set forth below:

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(i) Deferred and conditional variable remuneration plan (2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025)
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

Beneficiaries:
•Executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as executives and employees who assume risks (fifth cycle).

•In the case of the sixth, seventh, eighth, ninth, tenth, eleventh twelfth, thirteenth, fourteenth and fifteenth cycle the beneficiaries are Material Risk Takers (Identified staff) that are not beneficiaries of the Deferred Multiyear Objectives Variable Remuneration Plan.

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
•Significant changes in the Group’s economic capital or risk profile
In the case of the seventh, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth and fifteenth cycles, the accrual of deferred compensation is conditioned, in addition to the permanence of the beneficiary in the Group, with the exceptions contained in the plan's regulations, to non-occurrence of a poor performance of the entity as a whole or of a specific division or area of the entity or of the exposures generated by the personnel:
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

Twelfth (2022), thirteenth (2023),fourteenth (2024) and fifteenth (2025) cycle:
•Beneficiaries of these plans with target total variable remuneration higher or equal to 2.7 million euros: 40% paid immediately and 60% deferred over 5 years
•Beneficiaries of these plans with target total variable remuneration between 1.7 million euros and 2.7 million euros: 50% paid immediately and 50% paid over 5 years
•Other beneficiaries of these plans: 60% paid immediately and 40% deferred over 4 years.

T

Annual report 2025    777

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
(ii)Deferred Multiyear Objectives Variable Remuneration Plan (2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023, 2024 and 2025)
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

In the ninth and tenth cycle, half in cash and half in shares.

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

In the seventh (2022), eighth cycle (2023), ninth (2025) and tenth cycle (2025), the metrics for the deferred portion subject to long-term objectives (two last fourths and last three fifths, for the cases of four years and five years deferrals) are:
•Banco Santander's consolidated Return on tangible equity (RoTE) target in 2024 (7th cycle), 2025 (8th cycle), 2026 (9th cycle) and 2027 (10th cycle).
•Relative Total Shareholder Return (TSR) measured against a group of 9 credit institutions for the period 2022-2024 (7th cycle), 2023-2025 (8th cycle), 2024-2026 (9th cycle) and 2025-2027 (10th cycle).
•Progress level in the public targets of our Sustainability agenda.

Annual report 2025    778

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation Base
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

The total achievement for 2021 Digital Incentive was 77.5% (85% en 2020 and 83% en 2019).

Annual report 2025    779

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Deferred variable remuneration systems	Description and plan beneficiaries	Conditions	Calculation base
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
(v) Digital Transformation Award (2023)
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
(vi) PagoNxt incentive Plan 2024 and 2025 for Santander executives)
The board of directors approved the PagoNxt incentive Plan 2024 and 2025 Incentive. It is a variable remuneration scheme which delivers PagoNxt, S.L. RSUs, and is aimed at approximately to 50 - 60 employees whose roles are considered key to PagoNxt’s success.

With this program, the Group offers a remuneration element which is competitive with the remuneration systems offered by other market operators who also compete for digital talent.
And the performance conditions were focus on key digital projects related with PagoNxt's main businesses (Trade, Merchant and Payments) in its core geographies.
This incentive is structures in restricted stock units (RSUs) of PagoNxt S.L. in a percentage determined by the internal category of the beneficiary. The average achievement for 2024 was 77% and 85% in 2025.

Annual report 2025    780

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
ii. Santander UK plc
The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousand)	Exercise price in pounds sterlingA	Year granted	Employee group	Number of personsB	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/2023	29,988
Options granted (sharesave)	7,175	2.78	2023	Employees	4,752	01/11/23	01/11/26
						01/11/23	01/11/28
Options exercised	(5,980)	1.7
Options cancelled (net) or not exercised	(4,044)	2.53
Plans outstanding at 31/12/2023	27,139
Options granted (sharesave)	4,991	3.36	2024	Employees	4,107	01/11/24	01/11/27
						01/11/24	01/11/29
Options exercised	(4,004)	2.29
Options cancelled (net) or not exercised	(2,437)	2.37
Plans outstanding at 31/12/2024	25,689
Options granted (sharesave)	3,324	6.35	2025	Employees	4,637	01/11/25	01/11/28

Options exercised	(9,966)	1.9
Options cancelled (net) or not exercised	(1,554)	2.88
Plans outstanding at 31/12/2025	17,493
A.At 31 December, 2025, 2024 and 2023, the euro/pound sterling exchange rate was 1.15, 1.21 and 1.15 , respectively.
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

iii. Fair value
The fair value of the performance share plans was calculated as follows:
a) Deferred variable compensation plan linked to multi-year objectives 2023, 2024 and 2025:
The Group calculates at the grant date the fair value of the plan based on the valuation report of an independent expert, Willis Towers Watson. According to the design of the plan for 2023, 2024 and 2025 and the levels of achievement of similar plans in comparable entities, it has been considered that the fair value is 70%.
b) Santander UK sharesave plans:
The fair value of each option at the date of grant is estimated using an analytical model that also reflects the correlation between EUR and GBP. This model uses assumptions on the share price, the EUR/GBP FX rate, the EUR/GBP risk-free interest rate, dividend yields, the expected volatilities of both the underlying shares and EUR/GBP for the expected lives of options granted. The weighted average grant-date fair value of options granted during the year was GBP 0.44 (GBP 0.23 and GBP 0.33 reported in 2024 and 2023, respectively).

Annual report 2025    781

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
47. Other general administrative expenses
a) Breakdown
The detail of Other general administrative expenses is as follows:

EUR million
	2025	2024	2023
Technology and systems	2,298	2,539	2,389
Property, fixtures and supplies (note 2.k)	803	797	774
Technical reports	712	724	796
Advertising	517	512	574
Taxes other than income tax	543	554	568
Communications	367	387	400
Surveillance and cash courier services	314	337	325
Per diems and travel expenses	250	232	213
Insurance premiums	86	95	88
Other administrative expenses	2,010	1,968	2,144
	7,900	8,145	8,271
The payments associated with short-term leases (leases less than or equal to 12 months) and leases of low-value assets, that the Group recognises as an expense in the income statement is not material.
b) Technical reports and other
Technical reports include the fees from the various Group companies (detailed in the accompanying appendices) for the services provided by their respective auditors, with the following detail:

EUR million
	2025	2024	2023
Audit	118.5	122.3	117.5
Audit-related services	15.0	13.6	8.6
Tax services	0.1	0.9	1.6
All other	7.1	7.4	5.9
Total	140.7	144.2	133.6
Additionally, the firm BDO has performed audit and audit-related services totaling EUR 1.9 million.
The audit services and main non-audit services included for each item in the above breakdown are detailed as follows:
•Audit services: audit of the individual and consolidated financial statements of Banco Santander and its subsidiaries (of which PwC or another network firm is the external auditor); audit of the interim consolidated financial statements of Banco Santander; integrated audits prepared in order to file the Form 20-F with the SEC and the internal control audits (SOx) for required Group's entities; limited reviews of financial statements; and regulatory reports required to the external auditors regarding several Grupo Santander entities.
•Audit-related services: issuance of comfort letters, verification services of financial and non-financial information required by regulators, and other reviews of documentation to be submitted to domestic or foreign authorities that, due to their nature, the external auditor typically provides.
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
The 'Audit' heading includes the fees for the year's audit, regardless of the date the audit was completed. Any subsequent adjustments, which are not significant, are shown in this note for each year for comparison purposes. The fees corresponding to the rest of the services are shown by reference to when the audit committee approved them.
The services commissioned from the Group's auditors meet the independence requirements under applicable European and Spanish law, the SEC rules and the Public Company Accounting Oversight Board (PCAOB), applicable to the Group, and did not involve in any case the performance of any work that is incompatible with the auditor's role.
Lastly, the Group commissioned services from audit firms other than PwC amounting to EUR 155.9 million in 2025 (EUR 206.2 million and EUR 174.1 million in 2024 and 2023, respectively).
c) Number of branches
The number of offices according to their geographical location at 31 December 2025, 2024 and 2023 is as follows:

Number of branches
	Group
	2025	2024	2023
Spain A	1,674	1,877	1,924
Group	5,450	6,209	6,594
	7,124	8,086	8,518
A. Includes branches in Spain of the Digital Consumer Bank business.
Note: Branches corresponding to the Group's business held for sale in Poland are included.
Note: The figures for 2025 and 2024 include CartaSur points of sale and banking service points (PAB) in Argentina and exclude operational points that do not provide customer service in Colombia.

Annual report 2025    782

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
48. Gains or losses on non financial assets, net
The detail of Gains/ (losses) on disposal of assets not classified as non-current assets held for sale is as follows:

EUR million
	2025	2024	2023
Gains
Tangible and intangible assets	65	48	53
Investments	17	360	285
	82	408	338
Losses
Tangible and intangible assets	(41)	(36)	(26)
Investments	(41)	(4)	—
	(82)	(40)	(26)
	—	368	312
49. Gains or losses on non-current assets held for sale not classified as discontinued operations
The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

EUR million
Net balance	2025	2024	2023
Tangible assets	(6)	(24)	(20)
Impairment (Note 12)	(72)	(92)	(51)
Gain (loss) on sale (Note 12)	66	68	31
Other gains and other losses	232	(3)	—
Caceis (Note 3)	231	—	—
	226	(27)	(20)
50. Fair value of financial instruments
a) Details
The following table summarises the fair values, at the end of each of the years indicated, of the financial assets and liabilities listed below, classified according to the different valuation methodologies used by the Group to determine their fair value:

EUR million
	2025			2024			2023
	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total	Published price quotations in active markets (level 1)	Internal Models (level 2 and 3)	Total
Financial assets held for trading	106,560	145,758	252,318	88,147	142,106	230,253	67,842	109,079	176,921
Non-trading financial assets mandatorily at fair value through profit or loss	2,407	5,354	7,761	2,037	4,093	6,130	1,765	4,145	5,910
Financial assets designated at fair value through profit or loss	2,860	5,186	8,046	2,744	5,171	7,915	2,746	7,027	9,773
Financial assets at fair value through other comprehensive income	52,589	22,023	74,612	67,680	22,218	89,898	64,631	18,677	83,308
Hedging derivatives (assets)	—	3,931	3,931	—	5,672	5,672	—	5,297	5,297
Financial liabilities held for trading	37,192	134,354	171,546	29,974	122,177	152,151	20,298	101,972	122,270
Financial liabilities designated at fair value through profit or loss	—	42,148	42,148	—	36,360	36,360	25	40,342	40,367
Hedging derivatives (liabilities)	—	4,248	4,248	—	4,752	4,752	—	7,656	7,656
Liabilities under insurance contracts	—	18,737	18,737	—	17,829	17,829	—	17,799	17,799
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
The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:
Annual report 2025    783

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Valuation adjustment for counterparty risk or default risk
The Credit valuation adjustment (CVA) is a valuation adjustment to over-the-counter (OTC) derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.
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
Annual report 2025    784

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The CVA at 31 December 2025 amounted to EUR 224 million (resulting in a decrease of 17.6% compared to 31 December 2024) and DVA amounted to EUR 285 million (resulting in a decrease of 10.1% compared to 31 December 2024). These decreases are primarily due to the performance of credit markets, with lower spreads compared to December 2024, and secondarily to changes in the composition of certain derivatives portfolios. Furthermore, the observed reduction in CVA is influenced by changes in the calculation models applicable to certain clients.
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
The CVA at 31 December 2023 amounted to EUR 293 million (decrease of 16.5% compared to 31 December 2022) and DVA amounted EUR 330 million (decrease of 9.3% compared to 31 December 2022). These decreases are mainly due to movements in credit markets whose spread levels have reduced moderately compared to those of December 2022, partially offset by the upward movement in interest rates.
In addition, the Group amounts the funding fair value adjustment (FFVA) is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. This includes the uncollateralised component of collateralised derivatives in addition to derivatives that are fully uncollateralised. The expected future funding exposure is calculated by a simulation methodology, where available. The FFVA impact is not material for the consolidated annual accounts as of 31 December 2025, 2024 and 2023.
During 2025, the Group has continued to apply the criteria for classifying financial instruments within the levels of the fair value hierarchy established to comply with regulatory expectations. These criteria, based on information from the price contributors and real market transactions, represent a significant reduction in the use of expert judgement to determine observability and allow the measurement of the significance of non-observable valuation inputs based on objective criteria.
There has been an increase in instruments classified as Level 3, especially during the last quarter of the year. This increase is due to higher holding volumes of some of these instruments in the portfolio due to new trading activity. No significant reclassifications were detected due to changes in the market observability of the valuation inputs for the remaining positions. The main increases include long-term repo/reverse repo transactions, illiquid equities in non-trading portfolios, and syndicated loans with an HTC&S business model for which there is no observable market price based on the criteria used.

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
Annual report 2025    785

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Set forth below are the financial instruments at fair value whose measurement was based on internal models (levels 2 and 3) at 31 December 2025, 2024 and 2023:

EUR million
	Fair values calculated using internal models at
	2025A
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS	163,796	18,487
Financial assets held for trading	139,293	6,496
Central banksB	14,191	441	Present value method	Yield curves, FX market prices
Credit institutionsB	25,815	152	Present value method	Yield curves, FX market prices
CustomersB	27,986	4,592	Present value method	Yield curves, FX market prices
Debt and equity instruments	14,470	340	Present value method	Yield curves, FX market prices
Derivatives	56,831	971
Swaps	39,716	551	Present value method, Gaussian CopulaC	Yield curves, FX market prices, HPI, Basis, Liquidity
Exchange rate options	1,332	39	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	1,490	39	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate forwards	177	—	Present value method	Yield curves, FX market prices
Index and securities options	439	120	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Other	13,677	222	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX and EQ market prices, Dividends, Correlation, HPI, Credit, Others
Hedging derivatives	3,924	7
Swaps	3,690	7	Present value method	Yield curves, FX market prices, Basis
Interest rate options	91	—	Black's Model	Yield curves, FX market prices, Volatility surfaces
Other	143	—	Present value method, Advanced stochastic volatility models and other	Yield curves, Volatility surfaces, FX market prices, Credit, Liquidity, Others
Non-trading financial assets mandatorily at fair value through profit or loss	2,465	2,889
Equity instruments	899	2,543	Present value method	Market price, Interest rates curves, Dividends and Others
Debt securities	54	175	Present value method	Yield curves
Loans and receivables	1,512	171	Present value method, swap asset model & CDS	Yield curves and Credit curves
Financial assets designated at fair value through profit or loss	5,152	34
Central banks	—	—	Present value method	Yield curves, FX market prices
Credit institutions	413	—	Present value method	Yield curves, FX market prices, HPI
Customers	4,725	14	Present value method	Yield curves, FX market prices
Debt securities	14	20	Present value method	Yield curves, FX market prices
Financial assets at fair value through other comprehensive income	12,962	9,061
Equity instrumentsC	19	272	Present value method	Yield curves, Market price, Dividends and Others
Debt securities	6,819	887	Present value method	Yield curves, FX market prices
Loans and receivablesC	6,124	7,902	Present value method	Yield curves, FX market prices and Credit curves
Annual report 2025    786

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Fair values calculated using internal models at
	2025A
	Level 2	Level 3	Valuation techniques	Main assumptions
LIABILITIES	198,377	1,110
Financial liabilities held for trading	133,490	864
Central banksB	12,385	—	Present value method	FX market prices, Yield curves
Credit institutionsB	27,058	—	Present value method	FX market prices, Yield curves
Customers	36,120	—	Present value methodC	FX market prices, Yield curves
Derivatives	50,248	864
Swaps	33,597	418	Present value method, Gaussian Copula	Yield curves, FX market prices, Basis, Liquidity, HPI
Exchange rate options	903	34	Black's Model, multifactorial advanced models interest rate	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Liquidity
Forwards on interest rate and variable income	1,951	95	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices
Index and securities options	1,094	151	Black-Scholes Model	Yield curves, FX market prices, Liquidity
Interest rate and equity futures	121	—	Present value method	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	12,582	166	Present value method, Advanced stochastic volatility models and others	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, HPI, Credit, Others
Short positions	7,679	—	Present value method	Yield curves ,FX market prices, Equity
Hedging derivatives	4,229	19
SwapsD	4,191	19	Present value method	Yield curves, FX market prices
Interest rate options	—	—	Black's Model	Yield curves , Volatility surfaces, FX market prices and Liquidity
Other	38	—	Present value method, Advanced stochastic volatility models and other	Yield curves , Volatility surfaces, FX market prices, Credit, Liquidity, Other
Financial liabilities designated at fair value through profit or loss	42,148	—	Present value method	Yield curves, FX market prices
Liabilities under insurance contracts	18,510	227	Present Value Method with actuarial techniques	Mortality tables and interest rate curves
A.Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
B.Includes mainly temporary acquisitions/disposals of assets with corporate clients and, to a lesser extent, with central banks.
C.Includes mainly syndicated loans under the HTC&S business model.
D.It mainly includes short-term deposits that are managed based on their fair value.
Annual report 2025    787

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2024A		2023A
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS	163,941	15,319	133,874	10,351
Financial assets held for trading	138,176	3,930	106,993	2,086
Central banksB	12,966	—	17,717	—	Present value method
Credit institutionsB	26,546	769	14,061	—	Present Value method
CustomersB	24,602	1,801	11,418	24	Present Value method
Debt and equity instruments	11,115	413	8,683	915	Present Value method
Derivatives	62,947	947	55,114	1,147
Swaps	47,519	556	44,987	577	Present Value method, Gaussian Copula
Exchange rate options	1,583	2	836	9	Black-Scholes Model
Interest rate options	1,879	30	2,210	153	Black's Model, advanced multifactor interest rate models
Interest rate forwards	1,445	—	33	—	Present Value method
Index and securities options	465	241	126	235	Black's Model, advanced multifactor interest rate models
Other	10,056	118	6,922	173	Present Value method, Advanced stochastic volatility models and other
Hedging derivatives	5,652	20	5,297	—
Swaps	5,390	20	4,665	—	Present Value method
Interest rate options	2	—	2	—	Black’s Model
Other	260	—	630	—	Present Value method, Advanced stochastic volatility models and other
Non-trading financial assets mandatorily at fair value through profit or loss	1,505	2,588	2,050	2,095
Equity instruments	763	1,841	815	1,495	Present Value method
Debt securities issued	205	242	539	313	Present Value method
Loans and receivables	537	505	696	287	Present Value method, swap asset model & CDS
Financial assets designated at fair value through profit or loss	5,065	106	6,846	181
Credit institutions	408	—	459	—	Present Value method
Customers	4,590	20	6,189	31	Present Value method
Debt securities	67	86	198	150	Present Value method
Financial assets at fair value through other comprehensive income	13,543	8,675	12,688	5,989
Equity instruments	5	375	5	492	Present Value method
Debt securities	9,644	1,047	9,638	559	Present Value method
Loans and receivablesC	3,894	7,253	3,045	4,938	Present Value method
Annual report 2025    788

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	Fair values calculated using internal models at		Fair values calculated using internal models at
	2024A		2023A
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
LIABILITIES	179,766	1,352	166,542	1,227
Financial liabilities held for trading	121,243	934	101,103	869
Central banksB	13,300	—	7,808	—	Present Value method
Credit institutionsB	26,284	—	17,862	—	Present Value method
Customers	18,984	—	19,837	—	Present Value method
Derivatives	56,205	934	49,380	869
Swaps	41,283	479	39,395	388	Present Value method, Gaussian Copula
Interest rate options	2,295	79	2,207	139	Black's Model, advanced multifactor interest rate models
Exchange rate options	1,057	—	549	8	Black-Scholes Model
Index and securities options	1,160	294	466	187	Black's Model, advanced multifactor interest rate models
Forwards on interest rate and variable income	1,276	—	101	—	Present Value method
Other	9,134	82	6,662	147	Present Value method, Advanced stochastic volatility models and other
Short positions	6,470	—	6,216	—	Present Value method
Hedging derivatives	4,740	12	7,650	6
Swaps	4,618	12	6,866	6	Present Value method
Interest rate options	3	—	1	—	Black’s Model
Other	119	—	783	—	Present Value method, Advanced stochastic volatility models and other
Financial liabilities designated at fair value through profit or lossD	36,200	160	40,313	29	Present Value method
Liabilities under insurance contracts	17,583	246	17,476	323	Present Value method with actuarial techniques
A.Level 2 internal models use data based on observable market parameters, while level 3 internal models use significant non-observable inputs in market data.
B.Includes mainly temporary acquisitions/disposals of assets with corporate clients and, to a lesser extent, with central banks.
C.Includes mainly syndicated loans under the HTC&S business model.
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
•Repos and reverse repos classified as financial assets held for trading, whose valuation uses significant unobservable inputs, mainly associated with credit adjustments, liquidity and certain specific characteristics of the counterparty and the collateral.
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
•Debt instruments referenced to certain illiquid interest rates, for which there is no reasonable market observability.
Annual report 2025    789

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The measurements obtained using the internal models might have been different if other methods or assumptions had been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank considers that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.
The net amount recognised in profit and loss in 2025 arising from models whose significant inputs are unobservable market data (level 3) amounted to EUR 469 profit (EUR 523 million and EUR 404 million profit in 2024 and 2023, respectively).

1.Valuation techniques
The table below shows the effect, at 31 December 2025, 2024 and 2023 on the fair value of the main financial instruments classified as level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Market proxy	Price / Credit spread	n.a.		n.a.	(10.50)	10.50
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%		5.10%	(2.24)	2.29
Government debt	Discounted Cash Flows	Discount curve	0% - 8%		4.00%	(9.21)	9.24
Others	Discounted Cash Flows	Credit spread	10% - 90%		35.50%	(1.32)	0.62
Derivatives
Cap&Floor	Modelo de Black Scholes	Volatility	(6.50)bps - 6.50bps	1.00	bps	(0.38)	0.52
CCS	Discounted Cash Flows	Credit spread	146.3% - 148.3%		147.30%	(0.01)	0.01
EQ Options	EQ option pricing model	Volatility	0% - 70%		40.50%	(0.17)	0.24
EQ Options	Local volatility	Volatility	10% - 90%		50.00%	(18.86)	18.86
Fx Options	Fx option pricing model	Volatility	0% - 40%		19.80%	(0.5)	0.49
FX Forward	Forward estimation	Swap Rate	0% - 15%		8.10%	(0.01)	0.02
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%		4.90%	(0.18)	0.17
IR Options	IR option pricing model	Volatility	0% - 30%		14.80%	(0.19)	0.19
IR Options	INF option pricing model	Volatility	0% - 30%		14.90%	(0.63)	0.63
IRS	Others	Others	5% - n.a.		n.a.	(11.24)	8.23
IRS	Discounted Cash Flows	Credit spread	19.6% - 127.5%		50.50%	(2.1)	0.84
IRS	Discounted Cash Flows	Inflation Swap Rate	1.0% - 99.0%		99.00%	—	1.41
Others	Forward estimation	Price	60bps - 300bps		179.80bps	(3.48)	3.47
Property derivatives	Option pricing model	Growth rate	(5)% - 5%		0.00%	(2.64)	2.64
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%		50.00%	—	—
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 3%		1.60%	(0.12)	0.12
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%		0.00%	(0.23)	0.23
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%		4.10%	—	—
Annual report 2025    790

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2025
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.11)	0.11
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(254.29)	254.29
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(2.33)	2.33
Loans	Discounted Cash Flows	Interest rate curve	6.1% - 7.2%	6.60%	—	—
Loans	Discounted Cash Flows	Margin of a reference portfolio	3% - 7%	5%	(0.25)	0.25
Loans	Present value method	Credit spread	121.9bps - 174.7 bps	121.9bps	(1.6)	—
Loans	Market price	Market price	(0.3)% - 0.1%	(0.30%)	(2.70)	0.54
Debt securities
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	3.4% - 5.5%	4.50%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(27.16)	27.16
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	43.80%	(0.09)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	42.30%	(0.33)	0.22
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	50.40%	(1.38)	1.40
IRS	Discounted Cash Flows	Credit Spread	8.4bps - 19.2bps	10.70bps	(2.42)	0.66
Annual report 2025    791

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.		n.a.	(0.05)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%		5.10%	(2.24)	2.29
Government debt	Discounted Cash Flows	Discount curve	0% - 8%		4.00%	(9.21)	9.24
Others	Discounted Cash Flows	Credit spread	10% - 90%		35.50%	(1.32)	0.62
Derivatives
Cap&Floor	Forward estimation	Interest rate	(2)bps - 2bps	0.00	bps	—	—
CCS	Discounted Cash Flows	Credit spread	158% - 165%		161.50%	(0.01)	0.01
CDS	Price	Credit spread	100% - 250%		178.83%	(0.09)	0.10
EQ Options	EQ option pricing model	Volatility	0% - 70%		41.25%	(0.48)	0.69
EQ Options	Local volatility	Volatility	10% - 90%		50.00%	(21.54)	21.54
FX Forward	Forward estimation	Swap Rate	0% - 15%		8.08%	(0.06)	0.07
FX Options	FX option pricing model	Volatility	0% - 40%		20.10%	(0.65)	0.66
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%		4.78%	(0.21)	0.18
IR Options	IR option pricing model	Volatility	0% - 30%		17.34%	(0.16)	0.22
IRS	Others	Others	5% - n.a.		n.a.	(4.09)	—
IRS	Discounted Cash Flows	Credit spread	47.8% - 273.4%		155.36%	(1.91)	1.74
IRS	Discounted Cash Flows	Swap rate	1% - 99%		49.58%	(2.45)	2.41
Others	Forward estimation	Price	60bps - 300bps		181.50bps	(3.00)	3.08
Property derivatives	Option pricing model	Growth rate	(5)% - 5%		0.00%	(3.39)	3.39
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10% - 90%		50.00%	(0.63)	0.63
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2.0%		1.05%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)% - 5%		0.00%	(0.24)	0.24
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%		3.96%	(3.63)	3.55
Annual report 2025    792

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2024
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (EUR million)
(Level 3)					Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%	0.00%	(0.24)	0.24
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(183.98)	183.98
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.	n.a.	(18.61)	—
Loans	Discounted Cash Flows	Interest rate curve	3.4% - 6.5%	4.95%	(0.17)	0.17
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bps - 1bps	0bp	(30.36)	30.36
Loans	Forward estimation	Credit spread	150bps - 232bps	150bps	(1.96)	—
Loans	Market price	Market price	(5)% - 20%	0.01%	(4.91)	1.23
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(0.01)% - 0.01%	0.00%	(0.09)	0.09
Mortgage Letters	Discounted Cash Flows	Mortgage Letters	1.6% - 5.2%	3.40%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%	100.00%	(37.56)	37.56
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%	42.20%	(0.11)	0.07
FX Options	Volatility option model	Volatility	10% - 90%	45.30%	(0.03)	0.02
IRS	Discounted Cash Flows	Inflation Swap Rate	1% - 99%	47.12%	(4.77)	4.24
IRS	Discounted Cash Flows	Credit spread	34bps - 68bps	44bps	(4.09)	1.65
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
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.

Annual report 2025    793

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Loans and advances to customers
Repos/Reverse repos	Other	Long-term repo spread	n.a.		n.a.	(0.05)	—
Debt securities
Corporate debt	Discounted Cash Flows	Credit spread	0% - 10%		5.06%	(4.50)	4.61
Government debt	Discounted Cash Flows	Discount curve	0% - 8%		3.99%	(8.07)	8.02
Derivatives
CCS	Forward estimation	Interest rate	(6)bps - 6bps	0.40	bps	(0.90)	1.03
CDS	Credit default models	Illiquid credit default spread curves	100bps - 200bps	149.14	bps	(0.14)	0.14
EQ Options	EQ option pricing model	Volatility	0% - 70%		41.25%	(0.48)	0.69
EQ Options	Local volatility	Volatility	10% - 90%		50.00%	(21.54)	21.54
FX Options	FX option pricing model	Volatility	0% - 40%		20.10%	(0.65)	0.66
Inflation Derivatives	Asset Swap model	Inflation Swap Rate	2% - 8%		4.78%	(0.21)	0.18
IR Options	IR option pricing model	Volatility	0.0% - 30.0%		17.34%	(0.16)	0.22
IRS	Others	Others	5% - n.a.		n.a.	(4.09)	—
IRS	Discounted Cash Flows	Credit spread	47.8% - 273.4%		155.36%	(1.91)	1.74
IRS	Discounted Cash Flows	Swap rate	1.0% - 99.0%		49.58%	(2.45)	2.41
IRS	Forward estimation	Interest rate	(5.2)bps - 5.2bps	0.09	bps	(0.03)	0.03
IRS	Prepayment modelling	Prepayment rate	2.5% - 9.0%		8.92%	—	0.05
Property derivatives	Option pricing model	Growth rate	(5)% - 5%		0.00%	(3.39)	3.39
Securitisation Swap	Discounted Cash Flows	Constant prepayment rates	10.00% - 90.00%		50.00%	(0.63)	0.63
Structured notes	Price based	Price	(10)% - 10%		0.00%	(1.53)	1.53
Financial assets designated at fair value through profit or loss
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spreads	0.1% - 2%		1.05%	(0.15)	0.15
Mortgage portfolio	Black Scholes model	Growth rate	(5)%- 5%		0.00%	(0.24)	0.24
Debt securities
Other debt securities	Others	Inflation Swap Rate	0% - 8%		3.96%	(3.63)	3.55
Annual report 2025    794

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

2023
Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range		Weighted average	Impacts (EUR million)
(Level 3)						Unfavourable scenario	Favourable scenario
Non-trading financial assets mandatorily at fair value through profit or loss
Debt securities
Property securities	Probability weighting	Growth rate	(5)% - 5%		0.00%	(0.24)	0.24
Equity instruments
Equities	Price Based	Price	90% - 110%		100.00%	(183.98)	183.98
Financial assets at fair value through other comprehensive income
Loans and advances to customers
Loans	Discounted Cash Flows	Credit spread	n.a.		n.a.	(18.61)	—
Loans	Discounted Cash Flows	Interest rate curve	3.4% - 6.5%		4.95%	(0.17)	0.17
Loans	Discounted Cash Flows	Margin of a reference portfolio	(1)bp - 1bp		0bp	(30.36)	30.36
Loans	Forward estimation	Credit spread	150.0bps - 232.0bps	150.00	bps	(1.96)	—
Loans	Market price	Market price	(5)% - 20%		0.01%	(4.91)	1.23
Debt securities
Corporate debt	Discounted Cash Flows	Margin of a reference portfolio	(0.01)% - 0.01%		0.00%	(0.09)	0.09
Government debt	Discounted Cash Flows	Interest rate	0% - 2%		0.99%	—	—
Equity instruments
Equities	Price Based	Price	90% - 110%		100.00%	(37.56)	37.56
Financial liabilities held for trading
Derivatives
Cap&Floor	Volatility option model	Volatility	10% - 90%		42.20%	(0.11)	0.07
CMS	Discounted Cash Flows	Volatility	10% - 90%		47.66%	—	—
FX Options	Volatility option model	Volatility	10% - 90%		45.30%	(0.03)	0.02
IRS	Discounted Cash Flows	Inflation Swap Rate	10% - 90%		39.03%	(4.09)	1.65
Swaptions	Volatility option model	Volatility	10% - 90%		35.55%	(0.21)	0.10
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
D.Zero impacts from fully hedged or back-to-back transactions have not been included in this exercise.
Annual report 2025    795

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
2. Movement of financial instruments classified as Level 3
Lastly, the changes in the financial instruments classified as Level 3 in 2025, 2024 and 2023 were as follows:

	01/01/2025	Changes						31/12/2025
EUR million	Fair value calculated using internal models (Level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	3,930	5,353	(2,748)	57	—	(9)	(87)	6,496
Central Banks	—	437	—	4	—	—	—	441
Credit entities	769	128	(744)	—	—	—	(1)	152
Customers	1,801	4,450	(1,711)	52	—	2	(2)	4,592
Debt securities	413	110	(112)	(13)	—	(21)	(37)	340
Trading derivatives	947	228	(181)	14	—	10	(47)	971
Swaps	556	1	(81)	(30)	—	(21)	126	551
Exchange rate options	2	—	—	5	—	19	13	39
Interest rate options	30	6	—	1	—	20	(18)	39
Index and securities options	241	1	(41)	37	—	(5)	(113)	120
Interest rate futures	—	—	(14)	—	—	(6)	20	—
Other	118	220	(45)	1	—	3	(75)	222
Hedging derivatives (Assets)	20	—	—	(7)	—	(4)	(2)	7
Swaps	20	—	—	(7)	—	(4)	(2)	7
Financial assets at fair value through profit or loss	106	33	(100)	(5)	—	—	—	34
Loans and advances to customers	20	—	—	(5)	—	—	(1)	14
Debt securities	86	33	(100)	—	—	—	1	20
Non-trading financial assets mandatorily at fair value through profit or loss	2,588	324	(191)	360	—	(266)	74	2,889
Customers	505	—	—	(36)	—	(266)	(32)	171
Debt instruments	242	24	(40)	(27)	—	—	(24)	175
Equity instruments	1,841	300	(151)	423	—	—	130	2,543
Financial assets at fair value through other comprehensive income	8,675	7,635	(6,159)	—	(73)	57	(1,074)	9,061
Loans and advances	7,253	7,259	(5,621)	—	(87)	97	(999)	7,902
Debt securities	1,047	360	(530)	—	16	(40)	34	887
Equity instruments	375	16	(8)	—	(2)	—	(109)	272
TOTAL ASSETS	15,319	13,345	(9,198)	405	(73)	(222)	(1,089)	18,487
Financial liabilities held for trading	934	160	(206)	(59)	—	16	19	864
Trading derivatives	934	160	(206)	(59)	—	16	19	864
Swaps	479	1	(88)	(90)	—	19	97	418
Exchange rate options	—	—	(1)	2	—	18	15	34
Interest rate options	79	—	(25)	17	—	(3)	27	95
Index and securities options	294	1	(83)	6	—	(4)	(63)	151
Securities and interest rate futures	—	—	—	—	—	(19)	19	—
Others	82	158	(9)	6	—	5	(76)	166
Hedging derivatives (Liabilities)	12	—	(1)	14	—	(6)	—	19
Swaps	12	—	—	14	—	(6)	(1)	19
Interest rate options	—	—	(1)	—	—	—	1	—
Financial liabilities designated at fair value through profit or loss	160	—	(49)	—	—	(111)	—	—
Liabilities under insurance contracts	246	—	—	(19)	—	—	—	227
TOTAL LIABILITIES	1,352	160	(256)	(64)	—	(101)	19	1,110
Annual report 2025    796

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	01/01/2024	Changes						31/12/2024
EUR million	Fair value calculated using internal models (level 3)	Purchases /Issuances	Sales/Settlements	Changes in fair value recognized in profit or loss	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	2,086	3,205	(813)	302	—	(715)	(135)	3,930
Credit entities	—	770	—	(1)	—	—	—	769
Customers	24	1,808	(24)	(7)	—	—	—	1,801
Debt securities	914	355	(384)	(39)	—	(377)	(56)	413
Equity instruments	1	—	—	(1)	—	—	—	—
Trading derivatives	1,147	272	(405)	350	—	(338)	(79)	947
Swaps	577	184	(278)	186	—	(152)	39	556
Exchange rate options	9	—	(1)	—	—	(6)	—	2
Interest rate options	153	13	(42)	(20)	—	(74)	—	30
Index and securities options	235	42	(44)	128	—	(106)	(14)	241
Other	173	33	(40)	56	—	—	(104)	118
Hedging derivatives (Assets)	—	—	—	15	—	(1)	6	20
Swaps	—	—	—	15	—	(1)	6	20
Financial assets at fair value through profit or loss	181	417	(300)	13	—	(201)	(4)	106
Loans and advances to customers	31	—	—	(5)	—	(23)	17	20
Debt securities	150	417	(300)	18	—	(178)	(21)	86
Non-trading financial assets mandatorily at fair value through profit or loss	2,095	719	(349)	73	—	132	(82)	2,588
Customers	287	390	(128)	(31)	—	41	(54)	505
Debt instruments	313	4	(96)	10	—	11	—	242
Equity instruments	1,495	325	(125)	94	—	80	(28)	1,841
Financial assets at fair value through other comprehensive income	5,989	6,707	(3,781)	—	(136)	6	(110)	8,675
Loans and advances	4,938	5,962	(3,685)	—	43	—	(5)	7,253
Debt securities	559	743	(81)	—	(74)	6	(106)	1,047
Equity instruments	492	2	(15)	—	(105)	—	1	375
TOTAL ASSETS	10,351	11,048	(5,243)	403	(136)	(779)	(325)	15,319
Financial liabilities held for trading	869	472	(200)	(95)	—	(266)	154	934
Trading derivatives	869	472	(200)	(95)	—	(266)	154	934
Swaps	388	371	(20)	(205)	—	(105)	50	479
Exchange rate options	8	—	(5)	—	—	(3)	—	—
Interest rate options	139	—	(54)	3	—	(10)	1	79
Index and securities options	187	54	(14)	113	—	(40)	(6)	294
Others	147	47	(107)	(6)	—	(108)	109	82
Hedging derivatives (Liabilities)	6	—	—	—	—	—	6	12
Swaps	6	—	—	—	—	—	6	12
Financial liabilities designated at fair value through profit or loss	29	41	(5)	1	—	94	—	160
Liabilities under insurance contracts	323	—	—	(26)	—	—	(51)	246
TOTAL LIABILITIES	1,227	513	(205)	(120)	—	(172)	109	1,352
Annual report 2025    797

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	01/01/2023	Changes						31/12/2023
EUR million	Fair value calculated using internal models (level 3)	Purchases/ Issuances	Sales/Settlements	Changes in fair value recognised in profit or loss	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (level 3)
Financial assets held for trading	383	496	(149)	194	—	1,162	—	2,086
Customers	—	23	—	1	—	—	—	24
Debt securities	42	126	(63)	30	—	773	6	914
Equity instruments	1	—	—	—	—	—	—	1
Trading derivatives	340	347	(86)	163	—	389	(6)	1,147
Swaps	139	90	(4)	179	—	191	(18)	577
Exchange rate options	4	1	—	4	—	—	—	9
Interest rate options	39	—	—	2	—	112	—	153
Index and securities options	48	132	(4)	(20)	—	76	3	235
Other	110	124	(78)	(2)	—	10	9	173
Financial assets at fair value through profit or loss	427	51	—	(21)	—	22	(298)	181
Loans and advances to customers	5	—	—	4	—	22	—	31
Debt securities	422	51	—	(25)	—	—	(298)	150
Non-trading financial assets mandatorily at fair value through profit or loss	1,833	345	(238)	107	—	(6)	54	2,095
Customers	239	99	(73)	13	—	—	9	287
Debt securities	325	38	(48)	(5)	—	—	3	313
Equity instruments	1,269	208	(117)	99	—	(6)	42	1,495
Financial assets at fair value through other comprehensive income	5,647	3,322	(3,411)	—	(204)	231	404	5,989
Loans and advances	4,718	3,322	(3,408)	—	36	160	110	4,938
Debt securities	229	—	—	—	5	71	254	559
Equity instruments	700	—	(3)	—	(245)	—	40	492
TOTAL ASSETS	8,290	4,214	(3,798)	280	(204)	1,409	160	10,351
Financial liabilities held for trading	415	276	(167)	(118)	—	476	(13)	869
Trading derivatives	415	276	(167)	(118)	—	476	(13)	869
Swaps	235	53	(83)	(58)	—	257	(16)	388
Exchange rate options	—	6	—	2	—	—	—	8
Interest rate options	19	4	(5)	(16)	—	137	—	139
Index and securities options	42	88	(13)	(15)	—	82	3	187
Others	119	125	(66)	(31)	—	—	—	147
Hedging derivatives (Liabilities)	14	—	—	(3)	—	(5)	—	6
Swaps	14	—	—	(3)	—	(5)	—	6
Financial liabilities designated at fair value through profit or loss	151	32	(151)	(3)	—	—	—	29
Liabilities under insurance contracts	345	—	—	—	(40)	—	18	323
TOTAL LIABILITIES	925	308	(318)	(124)	(40)	471	5	1,227
Annual report 2025    798

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
51. Other disclosures
a) Residual maturity periods
The detail, by maturity, of the balances of certain items in the consolidated balance sheet at 31 December 2025, 2024 and 2023 is presented below:

	31 December 2025
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	152,281						152,281
Financial assets at fair value through other comprehensive income	—	12,721	8,593	14,012	8,315	28,690	72,331
Debt securities	—	10,677	7,631	12,139	6,619	21,239	58,305
Loans and advances	—	2,044	962	1,873	1,696	7,451	14,026
Credits institutions	—	—	111	3	5	1,001	1,120
Customers	—	2,044	851	1,870	1,691	6,450	12,906
Financial assets at amortized cost	40,174	213,109	173,400	208,743	163,374	403,889	1,202,689
Debt securities	—	8,547	9,312	25,469	17,474	79,212	140,014
Loans and advances	40,174	204,562	164,088	183,274	145,900	324,677	1,062,675
Central banks	—	14,782	—	—	1,134	70	15,986
Credits institutions	4,577	26,620	10,564	5,594	1,198	12,960	61,513
Customers	35,597	163,160	153,524	177,680	143,568	311,647	985,176
	192,455	225,830	181,993	222,755	171,689	432,579	1,427,301
Liabilities
Financial liabilities at amortized cost	700,717	271,366	147,951	132,783	72,048	96,319	1,421,184
Deposits	688,927	223,636	96,132	37,030	9,216	17,443	1,072,384
Central banks	857	8,550	4,615	2,892	—	1,628	18,542
Credit institutions	6,342	34,993	11,677	12,197	1,845	7,638	74,692
Customer deposits	681,728	180,093	79,840	21,941	7,371	8,177	979,150
Marketable debt securitiesA	—	38,875	48,971	94,735	62,275	67,848	312,704
Other financial liabilities	11,790	8,855	2,848	1,018	557	11,028	36,096
	700,717	271,366	147,951	132,783	72,048	96,319	1,421,184
Difference (assets less liabilities)	(508,262)	(45,536)	34,042	89,972	99,641	336,260	6,117
A.Includes promissory notes, certificates of deposit and other short-term debt issues.
See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, notes and other securities) (see note 22).

Annual report 2025    799

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	192,208	—	—	—	—	—	192,208
Financial assets at fair value through other comprehensive income	—	13,401	9,153	23,902	8,905	32,344	87,705
Debt securities	—	11,072	8,449	22,137	7,623	27,277	76,558
Loans and advances	—	2,329	704	1,765	1,282	5,067	11,147
Credits institutions	—	36	—	98	6	223	363
Customers	—	2,293	704	1,667	1,276	4,844	10,784
Financial assets at amortized cost	41,652	208,565	167,974	220,871	176,710	387,935	1,203,707
Debt securities	—	9,628	14,041	17,071	22,705	57,504	120,949
Loans and advances	41,652	198,937	153,933	203,800	154,005	330,431	1,082,758
Central banks	—	15,067	—	—	—	1,112	16,179
Credits institutions	6,208	23,550	4,166	5,760	1,843	14,010	55,537
Customers	35,444	160,320	149,767	198,040	152,162	315,309	1,011,042
	233,860	221,966	177,127	244,773	185,615	420,279	1,483,620
Liabilities
Financial liabilities at amortized cost	720,659	256,651	171,362	155,620	89,229	90,801	1,484,322
Deposits	707,418	213,220	121,914	46,431	21,510	15,946	1,126,439
Central banks	17	9,063	11,022	4,772	—	8	24,882
Credit institutions	13,948	27,149	19,300	15,655	6,477	7,483	90,012
Customer deposits	693,453	177,008	91,592	26,004	15,033	8,455	1,011,545
Marketable debt securitiesA	—	35,570	47,977	100,451	60,128	73,841	317,967
Other financial liabilities	13,241	7,861	1,471	8,738	7,591	1,014	39,916
	720,659	256,651	171,362	155,620	89,229	90,801	1,484,322
Difference (assets less liabilities)	(486,799)	(34,685)	5,765	89,153	96,386	329,478	(702)
A.Includes promissory notes, certificates of deposit and other short-term debt issues.

Annual report 2025    800

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Assets
Cash, cash balances at Central Banks and other deposits on demand	220,342	—	—	—	—	—	220,342
Financial assets at fair value through other comprehensive income	—	13,544	9,234	19,372	14,162	25,235	81,547
Debt securities	—	13,078	8,433	18,432	12,764	20,858	73,565
Loans and advances	—	466	801	940	1,398	4,377	7,982
Customers	—	466	801	940	1,085	4,377	7,669
Financial assets at amortized cost	40,687	202,066	171,494	232,190	158,556	386,410	1,191,403
Debt securities	—	12,281	14,114	18,608	11,281	47,275	103,559
Loans and advances	40,687	189,785	157,380	213,582	147,275	339,135	1,087,844
Central banks	—	18,730	—	—	—	1,352	20,082
Credit institutions	6,783	26,671	6,313	7,151	1,521	9,478	57,917
Customers	33,904	144,384	151,067	206,431	145,754	328,305	1,009,845
	261,029	215,610	180,728	251,562	172,718	411,645	1,493,292
Liabilities
Financial liabilities at amortized cost	711,093	246,898	182,516	161,784	88,527	77,885	1,468,703
Deposits	697,339	210,538	118,035	61,332	22,161	15,903	1,125,308
Central banks	168	20,224	6,941	16,846	4,581	22	48,782
Credit institutions	6,572	25,990	21,390	13,434	5,963	7,897	81,246
Customer deposits	690,599	164,324	89,704	31,052	11,617	7,984	995,280
Marketable debt securitiesA	—	28,371	63,440	92,554	57,639	61,204	303,208
Other financial liabilities	13,754	7,989	1,041	7,898	8,727	778	40,187
	711,093	246,898	182,516	161,784	88,527	77,885	1,468,703
Difference (assets less liabilities)	(450,064)	(31,288)	(1,788)	89,778	84,191	333,760	24,589
A.Includes promissory notes, certificates of deposit and other short-term debt issues.
Annual report 2025    801

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The detail of the remaining contractual maturities of the existing financial liabilities at amortised cost at 31 December 2025, 2024 and 2023 is as follows:

	31 December 2025
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	687,708	221,487	95,553	36,937	9,204	17,423	1,068,312
Central banks	857	8,497	4,581	2,892	—	1,627	18,454
Credit institutions	6,298	34,993	11,677	12,197	1,841	7,636	74,642
Customer	680,553	177,997	79,295	21,848	7,363	8,160	975,216
Marketable debt securities	—	37,742	47,782	93,250	62,071	66,107	306,952
Other financial liabilities	11,790	8,855	2,848	1,018	557	11,029	36,097
	699,498	268,084	146,183	131,205	71,832	94,559	1,411,361

	31 December 2024
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	699,007	207,554	117,431	43,090	19,248	15,796	1,102,126
Central banks	17	9,082	11,026	4,772	—	7	24,904
Credit institutions	13,634	27,170	19,258	15,674	6,482	7,462	89,680
Customer	685,356	171,302	87,147	22,644	12,766	8,327	987,542
Marketable debt securities	—	36,315	48,973	102,306	61,260	74,817	323,671
Other financial liabilities	13,241	7,861	1,471	8,738	7,591	1,014	39,916
	712,248	251,730	167,875	154,134	88,099	91,627	1,465,713
.

	31 December 2023
	EUR million
	On demand	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost
Deposits	698,595	204,001	109,311	51,191	20,761	15,585	1,099,444
Central banks	168	20,334	6,853	16,846	4,581	35	48,817
Credit institutions	6,884	25,642	21,334	13,079	5,924	7,685	80,548
Customer	691,543	158,025	81,124	21,266	10,256	7,865	970,079
Marketable debt securities	—	28,258	62,935	91,492	56,944	60,166	299,795
Other financial liabilities	13,666	8,078	1,041	7,898	8,727	777	40,187
	712,261	240,337	173,287	150,581	86,432	76,528	1,439,426
Annual report 2025    802

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Below is a breakdown of contractual maturities for the rest of financial assets and liabilities as of 31 December 2025, 2024 and 2023:

	31 December 2025
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	85,732	38,979	35,639	22,880	69,088	252,318
Derivatives	15,579	4,967	13,348	10,446	14,015	58,355
Equity instruments	—	—	—	—	22,030	22,030
Debt securities	8,666	26,749	20,034	11,618	31,501	98,568
Loans and advances	61,487	7,263	2,257	816	1,542	73,365
Central banks	13,143	1,181	308	—	—	14,632
Credits institutions	22,532	2,114	1,104	213	4	25,967
Customers	25,812	3,968	845	603	1,538	32,766
Financial assets designated at fair value through profit or loss	611	893	1,595	819	4,128	8,046
Debt securities	333	480	1,032	394	655	2,894
Loans and advances	278	413	563	425	3,473	5,152
Credit institutions	20	1	9	30	353	413
Customers	258	412	553	396	3,120	4,739
Non-trading financial assets mandatorily at fair value through profit or loss	1,091	174	407	—	6,089	7,761
Equity instruments					5,815	5,815
Debt securities	34	9	93	—	109	245
Loans and advances	1,057	165	314	—	165	1,701
Central banks	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—
Customers	1,057	165	314	—	165	1,701
Financial assets at fair value through other comprehensive income	—	—	—	—	2,281	2,281
Equity instruments	—	—	—	—	2,281	2,281
Hedging derivatives	1,066	293	609	440	1,523	3,931
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(22)	63	(17)	72	(46)	50
TOTAL FINANCIAL ASSETS	88,478	40,402	38,233	24,211	83,063	274,387

Annual report 2025    803

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2025
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	131,052	5,783	14,084	10,642	9,985	171,546
Derivatives	18,105	4,339	11,403	10,051	8,070	51,968
Shorts positions	39,712	661	1,271	478	1,893	44,015
Deposits	73,235	783	1,410	113	22	75,563
Central banks	12,385	—	—	—	—	12,385
Credits institutions	24,759	770	1,410	113	6	27,058
Customers	36,091	13	—	—	16	36,120
Financial liabilities designated at fair value through profit or loss	19,717	4,015	6,934	3,849	7,633	42,148
Deposits	18,785	3,177	4,452	1,105	2,921	30,440
Central banks	3,086	—	—	—	—	3,086
Credits institutions	914	23	115	31	341	1,424
Customers	14,785	3,154	4,337	1,074	2,580	25,930
Marketable debt securitiesA	910	838	2,482	2,744	4,712	11,686
Other financial liabilities	22	—	—	—	—	22
Hedging derivatives	447	681	735	917	1,468	4,248
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(16)	25	4	36	—	49
TOTAL FINANCIAL LIABILITIES	151,200	10,504	21,757	15,444	19,086	217,991
A.See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, promissory notes and other securities) (see note 22).

	31 December 2025
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	146,340	31,411	45,392	58,085	40,006	321,234
Financial guarantees granted	8,348	6,018	1,803	630	650	17,449
Other commitments granted	102,278	21,002	11,820	3,643	9,375	148,118
MEMORANDUM ITEMS	256,966	58,431	59,015	62,358	50,031	486,801
In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.
Annual report 2025    804

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	64,300	56,571	33,945	24,504	50,933	230,253
Derivatives	14,231	14,504	16,676	12,384	6,305	64,100
Equity instruments	—	—	—	—	16,636	16,636
Debt securities	6,930	21,305	15,319	11,944	27,148	82,646
Loans and advances	43,139	20,762	1,950	176	844	66,871
Central banks	1,241	11,725	—	—	—	12,966
Credits institutions	21,840	4,088	1,287	—	99	27,314
Customers	20,058	4,949	663	176	745	26,591
Financial assets designated at fair value through profit or loss	152	750	2,421	1,075	3,517	7,915
Debt securities	95	342	1,254	680	526	2,897
Loans and advances	57	408	1,167	395	2,991	5,018
Central banks	—	—	—	—	—	—
Credit institutions	16	—	5	34	353	408
Customers	41	408	1,162	361	2,638	4,610
Non-trading financial assets mandatorily at fair value through profit or loss	794	8	29	102	5,197	6,130
Equity instruments	—	—	—	—	4,641	4,641
Debt instruments	39	2	3	10	393	447
Loans and advances	755	6	26	92	163	1,042
Central banks	—	—	—	—	—	—
Credits institutions	—	—	—	—	—	—
Customers	755	6	26	92	163	1,042
Financial assets at fair value through other comprehensive income	—	—	—	—	2,193	2,193
Equity instruments	—	—	—	—	2,193	2,193
Hedging derivatives	1,786	1,423	957	800	706	5,672
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(61)	18	(569)	(50)	(42)	(704)
TOTAL FINANCIAL ASSETS	66,971	58,770	36,783	26,431	62,504	251,459
Annual report 2025    805

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2024
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	100,071	16,537	14,244	12,530	8,769	152,151
Derivatives	14,364	13,296	11,946	12,335	5,812	57,753
Shorts positions	28,548	2,931	1,199	195	2,957	35,830
Deposits	57,159	310	1,099	—	—	58,568
Central banks	13,300	—	—	—	—	13,300
Credits institutions	24,875	310	1,099	—	—	26,284
Customers	18,984	—	—	—	—	18,984
Financial liabilities designated at fair value through profit or loss	16,036	6,000	6,422	1,918	5,984	36,360
Deposits	15,193	4,860	4,037	490	4,226	28,806
Central banks	1,774	—	—	—	—	1,774
Credits institutions	1,035	133	15	49	393	1,625
Customers	12,384	4,727	4,022	441	3,833	25,407
Marketable debt securitiesA	843	1,140	2,385	1,428	1,758	7,554
Hedging derivatives	832	668	826	814	1,612	4,752
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	—	(5)	13	47	(64)	(9)
TOTAL FINANCIAL LIABILITIES	116,939	23,200	21,505	15,309	16,301	193,254
A.See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, promissory notes and other securities) (see note 22).

	31 December 2024
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	133,084	35,747	57,157	57,285	19,588	302,861
Financial guarantees granted	5,103	6,803	3,691	796	508	16,901
Other commitments granted	92,172	20,681	13,197	5,032	3,411	134,493
MEMORANDUM ITEMS	230,359	63,231	74,045	63,113	23,507	454,255
Annual report 2025    806

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL ASSETS
Financial assets held for trading	36,120	49,668	30,602	17,912	42,619	176,921
Derivatives	8,777	10,551	17,775	9,532	9,693	56,328
Equity instruments	—	—	—	—	15,057	15,057
Debt securities	7,598	18,315	10,274	8,137	17,800	62,124
Loans and advances	19,745	20,802	2,553	243	69	43,412
Central banks	1,146	16,571	—	—	—	17,717
Credits institutions	10,861	2,076	1,079	45	—	14,061
Customers	7,738	2,155	1,474	198	69	11,634
Financial assets designated at fair value through profit or loss	1,657	557	2,529	1,350	3,680	9,773
Debt securities	252	77	1,269	690	807	3,095
Loans and advances	1,405	480	1,260	660	2,873	6,678
Credit institutions	26	22	3	15	393	459
Customers	1,379	458	1,257	645	2,480	6,219
Non-trading financial assets mandatorily at fair value through profit or loss	591	153	71	80	5,015	5,910
Equity instruments	—	—	—	—	4,068	4,068
Debt instruments	41	—	57	3	759	860
Loans and advances	550	153	14	77	188	982
Customers	550	153	14	77	188	982
Financial assets at fair value through other comprehensive income	—	—	—	—	1,761	1,761
Equity instruments	—	—	—	—	1,761	1,761
Hedging derivatives	1,188	412	1,535	937	1,225	5,297
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(237)	(225)	156	(402)	(80)	(788)
TOTAL FINANCIAL ASSETS	39,319	50,565	34,893	19,877	54,220	198,874

Annual report 2025    807

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
FINANCIAL LIABILITIES
Financial liabilities held for trading	73,257	12,127	19,180	10,591	7,115	122,270
Derivatives	8,147	9,486	17,990	10,060	4,906	50,589
Shorts positions	21,381	1,288	765	531	2,209	26,174
Deposits	43,729	1,353	425	—	—	45,507
Central banks	7,808	—	—	—	—	7,808
Credits institutions	17,228	209	425	—	—	17,862
Customers	18,693	1,144	—	—	—	19,837
Financial liabilities designated at fair value through profit or loss	23,190	7,583	4,863	1,359	3,372	40,367
Deposits	22,688	6,459	3,223	338	2,288	34,996
Central banks	1,158	51	—	—	—	1,209
Credits institutions	1,161	57	84	61	372	1,735
Customers	20,369	6,351	3,139	277	1,916	32,052
Marketable debt securitiesA	502	1,124	1,640	1,021	1,084	5,371
Hedging derivatives	1,525	2,064	1,577	878	1,612	7,656
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	(1)	(4)	36	(5)	29	55
TOTAL FINANCIAL LIABILITIES	97,971	21,770	25,656	12,823	12,128	170,348
A.See breakdown by type of debt (subordinated debt, senior unsecured debt, senior secured debt, promissory notes and other securities) (see note 22).

	31 December 2023
	EUR million
	Within 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Memorandum items
Loans commitment granted	125,083	31,658	55,344	47,204	20,300	279,589
Financial guarantees granted	7,870	4,734	1,654	686	491	15,435
Other commitments granted	81,146	17,448	9,699	3,386	1,594	113,273
MEMORANDUM ITEMS	214,099	53,840	66,697	51,276	22,385	408,297

Annual report 2025    808

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent value in EUR million
	2025		2024		2023
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash, cash balances at central banks and other deposits on demand	89,186	—	109,932	—	114,410	—
Financial assets/liabilities held for trading	136,499	75,272	130,076	76,216	106,011	60,581
Non-trading financial assets mandatorily at fair value through profit or loss	3,530	—	3,208	—	3,291	—
Other financial assets/liabilities at fair value through profit or loss	666	14,943	793	13,844	1,721	12,699
Financial assets at fair value through other comprehensive income	45,564	—	60,861	—	60,516	—
Financial assets at amortized cost	745,401	—	777,226	—	773,504	—
Investments	1,859	—	2,103	—	1,689	—
Tangible assets	14,437	—	18,812	—	20,797	—
Intangible assets	10,296	—	12,282	—	12,772	—
Financial liabilities at amortized cost	—	854,517	—	938,844	—	937,917
Liabilities under insurance contracts	—	227	—	261	—	330
OtherA	96,469	82,901	25,891	22,385	26,236	25,740
	1,143,907	1,027,860	1,141,184	1,051,550	1,120,947	1,037,267
A.Includes the import of the Polish business held for sale.

Annual report 2025    809

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Fair value of financial assets and liabilities not measured at fair value
The fair value at year-end of the financial instruments (certain portfolios of loans and advances and debt securities, on the asset side, and deposits and debt securities, on the liability side) registered in the consolidated balance sheet at amortized cost is presented below:
i) Financial assets measured at other than fair value

EUR million
	2025					2024					2023
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances	1,062,675	1,062,981	—	113,004	949,977	1,082,758	1,073,530	—	104,582	968,948	1,087,844	1,077,543	—	103,414	974,129
Debt securities	140,014	139,242	103,120	14,100	22,022	120,949	119,539	87,170	13,149	19,220	103,559	102,888	67,951	11,057	23,880
	1,202,689	1,202,223	103,120	127,104	971,999	1,203,707	1,193,069	87,170	117,731	988,168	1,191,403	1,180,431	67,951	114,471	998,009
ii) Financial liabilities measured at other than fair value

EUR million
	2025					2024					2023
LiabilitiesA	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits	1,072,384	1,073,147	—	235,998	837,149	1,126,439	1,125,532	—	250,440	875,092	1,125,308	1,124,373	—	263,428	860,945
Debt securities	312,704	314,173	162,382	115,597	36,194	317,967	317,912	170,118	112,365	35,429	303,208	298,792	136,109	125,575	37,108
	1,385,088	1,387,320	162,382	351,595	873,343	1,444,406	1,443,444	170,118	362,805	910,521	1,428,516	1,423,165	136,109	389,003	898,053
A.At 31 December 2025, Grupo Santander had other financial liabilities that amounted to EUR 36,096 million, EUR 39,916 million in 2024 and EUR 40,187 million in 2023.
The main valuation methods and inputs used in the estimates at 31 December 2025 of the fair values of the financial assets and liabilities in the foregoing table were as follows:
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

Annual report 2025    810

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
d) Offsetting of financial instruments
Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as of 31 December 2025, 2024 and 2023:

	31 December 2025
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	117,733	(55,447)	62,286
Reverse repurchase agreements	217,509	(76,535)	140,974
Total	335,242	(131,982)	203,260

	31 December 2024
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	152,331	(82,559)	69,772
Reverse repurchase agreements	189,034	(67,488)	121,546
Total	341,365	(150,047)	191,318

	31 December 2023
	EUR million
Assets	Gross amount of financial assets	Gross amount of financial assets offset in the balance sheet	Net amount of financial assets presented in the balance sheet
Derivatives	149,508	(87,883)	61,625
Reverse repurchase agreements	179,580	(79,500)	100,080
Total	329,088	(167,383)	161,705

	31 December 2025
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	111,664	(55,447)	56,217
Reverse repurchase agreements	246,961	(76,535)	170,426
Total	358,625	(131,982)	226,643

	31 December 2024
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	145,064	(82,559)	62,505
Reverse repurchase agreements	223,141	(67,488)	155,653
Total	368,205	(150,047)	218,158

	31 December 2023
	EUR million
Liabilities	Gross amount of financial liabilities	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet
Derivatives	146,128	(87,883)	58,245
Reverse repurchase agreements	212,840	(79,500)	133,340
Total	358,968	(167,383)	191,585

At 31 December 2025, Grupo Santander has offset other items amounting to EUR 632 million (EUR 811 million and EUR 910 million at 31 December 2024 and 2023, respectively).

At 31 December 2025 the balance sheet shows the amounts EUR 192,621 million (EUR 176,198 million and EUR 151,044 million at 31 December 2024 and 2023) on derivatives and repos as assets and EUR 220,296 million (EUR 209,121 million and EUR 180,539 million at 31 December 2024 and 2023, respectively) on derivatives and repos as liabilities that are subject to netting and collateral arrangements.
Annual report 2025    811

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
The segments are split by global business and country in which profits are earned. Santander prepares the information by aggregating the figures for Grupo Santander’s global businesses and countries, relating it to both the accounting data of the business units integrated in each segment and that provided by management information systems. The same general principles as those used in Grupo Santander are applied.
The main changes, which have been applied to management information for all periods included in the annual accounts, relate to the following:
1.Investment platforms (Investment Platforms Unit) and certain stakes in companies, mainly in the real estate sector, that were previously recorded in Retail & Commercial Banking or Corporate & Investment Banking have been incorporated into Wealth Management & Insurance. Grupo Santander have therefore incorporated a new vertical, Portfolio Investments, focusing on the management of said investment platforms and stakes that complement Wealth's traditional business.
2.Some profit sharing criteria between Retail & Commercial Banking and Cards have been improved, aligning criteria across the Group.
3.Grupo Santander has completed the usual annual adjustment of the perimeter of the Global Customer Relationship Model between Retail & Commercial Banking and Corporate & Investment Banking and between Retail & Commercial Banking and Wealth Management & Insurance.
4.In secondary segments, the board of directors approved the dissolution of the regional structures. As a result, the Group will no longer report regional information and the secondary segments are structured into the 10 main units (nine countries and DCB Europe), the Corporate Centre and 'Rest of the Group', which includes everything that is not already included in the mentioned units.
The above-mentioned changes have no impact on the Group’s reported consolidated financial statements.
a) Primary segments
This primary level of segmentation, which is based on the Group’s management structure, comprises six reportable segments: five operating areas plus the Corporate Centre. The operating areas are:
•Retail & Commercial Banking (Retail): area that integrates the retail banking and commercial banking business (individuals, SMEs and corporates), except private banking clients and business originated in the consumer finance and the cards businesses. Detailed financial information is provided on Spain (Retail Spain), the UK (Retail UK), Mexico (Retail Mexico) and Brazil (Retail Brazil), which represent the majority of the total Retail business.
•Digital Consumer Bank (Consumer): comprises all business originated in the consumer finance companies, plus Openbank, Open Digital Services (ODS) and SBNA Consumer. Detailed financial information is provided on Europe (DCB Europe) and US (DCB US).
•Corporate & Investment Banking (CIB): this business, which includes Global Transactional Banking, Global Banking (Global Debt Finance and Corporate Finance) and Global Markets, offers products and services on a global scale to corporate and institutional customers, and collaborates with other global businesses to better serve our broad customer base.
•Wealth Management & Insurance (Wealth): includes the corporate unit of Private Banking and International Private Banking in Miami and Switzerland (Santander Private Banking), the asset management business (Santander Asset Management), the insurance business (Santander Insurance) and the unit that manages the investment platforms and stakes that complement Wealth's traditional business (the new vertical, Portfolio Investments).
•Payments: comprises the Group's digital payments solutions, providing global technology solutions for the banks and new customers in the open market. It is structured in two businesses: PagoNxt (Getnet, Ebury and PagoNxt Payments) and Cards (cards platform and business in the countries where Group operates).
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
There are no customers located in any of the areas that generate income exceeding 10% of Total income.
Annual report 2025    812

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The main masses of the balance sheets of the different segments, summarized, are indicated below:

EUR million
	2025
Balance sheet (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Loans and advances to customers	604,870	203,857	210,245	26,585	24,469	6,289	1,076,315
Customer deposits	674,133	129,946	224,981	63,964	1,415	1,387	1,095,827
Memorandum items
Gross loans and advances to customersA	600,686	211,894	151,894	26,749	26,618	6,349	1,024,191
Customers funds	777,742	138,999	152,903	189,870	1,415	1,387	1,262,315
Customer depositsB	662,388	129,909	140,438	62,888	1,415	1,387	998,425
Investment funds	115,354	9,089	12,465	126,982	—	—	263,889

EUR million
	2024
Balance sheet (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Loans and advances to customers	608,828	207,107	184,834	24,526	22,995	5,778	1,054,069
Customer deposits	660,748	128,975	202,360	61,337	1,086	1,430	1,055,936
Memorandum items
Gross loans and advances to customersA	609,372	215,164	136,697	24,691	24,768	5,853	1,016,546
Customers funds	748,855	137,122	150,736	172,243	1,086	1,299	1,211,342
Customer depositsB	649,214	128,933	136,677	60,409	1,086	1,299	977,620
Investment funds	99,641	8,189	14,059	111,833	—	—	233,722

EUR million
	2023
Balance sheet (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Loans and advances to customers	618,113	199,158	168,960	22,509	22,045	5,565	1,036,349
Customer deposits	666,578	115,446	203,713	58,507	1,418	1,508	1,047,169
Memorandum items
Gross loans and advances to customersA	618,773	206,649	137,578	22,603	23,709	5,640	1,014,951
Customers funds	725,971	120,996	169,839	157,142	1,418	1,508	1,176,874
Customer depositsB	638,169	114,334	155,274	57,643	1,418	1,508	968,346
Investment funds	87,802	6,662	14,565	99,499	—	—	208,528
A.Excluding reverse repos.
B.Excluding repos.
Note: 'Loans and advances to customers', 'Customer Deposits' and 'Customer funds' figures have been calculated including Poland.
Annual report 2025    813

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The condensed income statements for the primary segments are as follows:

EUR million
	2025
Underlying income statement (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Net interest incomeA	26,409	11,036	4,047	1,445	2,907	(490)	45,354
Net fee income	4,784	1,479	2,713	1,703	3,008	(27)	13,661
Gains (losses) on financial transactionsB	617	(11)	1,358	512	44	(82)	2,436
Other operating incomeC	(594)	511	370	579	55	18	940
Total income	31,216	13,015	8,488	4,239	6,013	(581)	62,390
Administrative expenses, depreciation and amortisation	(12,314)	(5,287)	(3,866)	(1,497)	(2,360)	(402)	(25,725)
Net operating incomeD	18,902	7,728	4,622	2,742	3,654	(983)	36,665
Net loan-loss provisionsE	(5,416)	(4,457)	(291)	(22)	(2,027)	(198)	(12,411)
Other gains (losses) and provisionsF	(2,320)	(704)	(121)	(7)	(140)	(94)	(3,387)
Operating profit/(loss) before tax	11,167	2,566	4,210	2,713	1,486	(1,275)	20,867
Tax on profit	(2,812)	(489)	(1,171)	(555)	(503)	190	(5,341)
Profit from continuing operations	8,354	2,077	3,039	2,158	984	(1,085)	15,526
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	8,354	2,077	3,039	2,158	984	(1,085)	15,526
Non-controlling interests	(689)	(336)	(205)	(95)	(101)	—	(1,425)
Attributable profit to the parent	7,666	1,741	2,834	2,063	883	(1,085)	14,101
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
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 47 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition EUR 47 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognised in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Note: 'Loans and advances to customers', 'Customer Deposits' and 'Customer funds' figures have been calculated including Poland.
Annual report 2025    814

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
Underlying income statement (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Net interest incomeA	27,937	10,777	3,988	1,706	2,567	(308)	46,668
Net fee income	4,707	1,508	2,548	1,497	2,759	(11)	13,010
Gains (losses) on financial transactionsB	738	(4)	1,629	257	61	(408)	2,273
Other operating incomeC	(1,008)	631	172	343	72	51	261
Total income	32,374	12,912	8,338	3,803	5,459	(676)	62,211
Administrative expenses, depreciation and amortisation	(12,796)	(5,183)	(3,794)	(1,452)	(2,430)	(379)	(26,034)
Net operating incomeD	19,578	7,729	4,544	2,351	3,030	(1,055)	36,177
Net loan-loss provisionsE	(5,846)	(4,562)	(171)	(44)	(1,714)	3	(12,333)
Other gains (losses) and provisionsF	(2,875)	(939)	(354)	(23)	(360)	(265)	(4,816)
Operating profit/(loss) before tax	10,857	2,228	4,019	2,284	955	(1,317)	19,027
Tax on profit	(3,088)	(294)	(1,068)	(534)	(462)	162	(5,284)
Profit from continuing operations	7,769	1,934	2,951	1,750	493	(1,155)	13,744
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	7,769	1,934	2,951	1,750	493	(1,155)	13,744
Non-controlling interests	(522)	(275)	(204)	(79)	(90)	1	(1,169)
Attributable profit to the parent	7,247	1,659	2,747	1,671	404	(1,154)	12,574
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
Annual report 2025    815

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
Underlying income statement (condensed)	Retail & Commercial Banking	Digital Consumer Bank	Corporate & Investment Banking	Wealth Management & Insurance	Payments	Corporate Centre	Total
Net interest incomeA	25,550	10,221	3,594	1,513	2,424	(41)	43,261
Net fee income	4,497	1,229	2,131	1,262	2,952	(13)	12,057
Gains (losses) on financial transactionsB	854	116	1,795	170	1	(302)	2,633
Other operating incomeC	(1,146)	730	7	266	(79)	(83)	(304)
Total income	29,754	12,296	7,527	3,210	5,298	(439)	57,647
Administrative expenses, depreciation and amortisation	(12,825)	(5,263)	(3,387)	(1,216)	(2,344)	(391)	(25,425)
Net operating incomeD	16,930	7,033	4,140	1,994	2,954	(829)	32,222
Net loan-loss provisionsE	(6,540)	(4,106)	(165)	17	(1,666)	2	(12,458)
Other gains (losses) and provisionsF	(2,401)	(250)	(181)	(18)	(84)	(134)	(3,066)
Operating profit/(loss) before tax	7,989	2,677	3,795	1,994	1,205	(961)	16,698
Tax on profit	(1,927)	(426)	(1,137)	(454)	(509)	(36)	(4,489)
Profit from continuing operations	6,062	2,251	2,658	1,540	696	(998)	12,209
Net profit from discontinued operations	—	—	—	—	—	—	—
Consolidated profit	6,062	2,251	2,658	1,540	696	(998)	12,209
Non-controlling interests	(403)	(350)	(219)	(73)	(89)	—	(1,133)
Attributable profit to the parent	5,659	1,901	2,440	1,467	607	(998)	11,076
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
Annual report 2025    816

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
b) Secondary segments
Grupo Santander proceeded to the dissolution of the regional management structures at the beginning of 2025, including at this secondary level the main geographical units. Detailed financial information is provided on Spain, the UK, Portugal, Poland, DCB Europe, which includes Santander Consumer Finance (the entire consumer finance business in Europe), Openbank in Europe and ODS, the US, which includes the holding company (SHUSA) and the businesses of Santander Bank (SBNA), Santander Consumer USA (SC USA), the specialized business unit Banco Santander International, the New York branch and Santander US Capital Markets (SanCap), Mexico, Brazil, Chile and Argentina. Information is also provided on the Corporate Centre and 'Rest of the Group', which brings together everything that is not included in the aforementioned geographical units or the Corporate Centre.

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
The main masses of the balance sheets of the different secondary segments, summarized, are indicated below:

EUR million
	2025
Balance sheet (condensed)	Spain	United Kingdom	Portugal	Poland	DCB Europe	United States	Mexico
Loans and advances to customers	264,950	242,624	41,260	40,203	139,322	132,659	48,083
Customer deposits	354,943	225,708	40,576	54,627	82,359	122,000	55,595
Memorandum items
Gross loans and advances to customersA	237,385	228,273	41,980	40,913	142,477	108,950	49,442
Customers funds	429,464	227,159	46,201	62,518	87,559	103,178	68,201
Customer depositsB	322,070	219,440	40,576	54,017	82,359	87,686	45,498
Investment funds	107,394	7,719	5,625	8,501	5,200	15,492	22,703

EUR million
	2025
Balance sheet (condensed)	Brazil	Chile	Argentine	Corporate Center	Rest of the Group	Total
Loans and advances to customers	87,653	39,924	8,032	6,289	25,316	1,076,315
Customer deposits	92,256	29,503	9,959	1,387	26,913	1,095,827
Memorandum items
Gross loans and advances to customersA	93,030	40,986	8,611	6,349	25,795	1,024,191
Customers funds	132,581	42,256	15,893	1,387	45,917	1,262,315
Customer depositsB	80,449	28,293	9,959	1,387	26,691	998,425
Investment funds	52,132	13,963	5,934	—	19,226	263,889

Annual report 2025    817

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
Balance sheet (condensed)	Spain	United Kingdom	Portugal	Poland	DCB Europe	United States	Mexico
Loans and advances to customers	246,897	246,453	38,410	38,042	137,038	134,856	45,054
Customer deposits	323,425	230,408	38,304	50,331	81,376	125,403	49,836
Memorandum items
Gross loans and advances to customersA	225,759	236,496	39,143	38,729	139,927	117,511	44,715
Customers funds	399,998	230,478	43,186	56,581	85,876	108,247	61,160
Customer depositsB	306,389	222,835	38,304	50,086	81,376	93,545	41,528
Investment funds	93,609	7,643	4,882	6,495	4,500	14,702	19,632

EUR million
	2024
Balance sheet (condensed)	Brazil	Chile	Argentine	Corporate Center	Rest of the Group	Total
Loans and advances to customers	88,620	40,332	7,684	5,778	24,906	1,054,069
Customer deposits	93,994	30,181	11,293	1,430	19,955	1,055,936
Memorandum items
Gross loans and advances to customersA	93,785	41,405	7,938	5,853	25,285	1,016,546
Customers funds	129,881	43,384	17,047	1,299	34,205	1,211,342
Customer depositsB	81,378	30,060	11,293	1,299	19,527	977,620
Investment funds	48,503	13,324	5,754	—	14,678	233,722

EUR million
	2023
Balance sheet (condensed)	Spain	United Kingdom	Portugal	Poland	DCB Europe	United States	Mexico
Loans and advances to customers	239,214	245,743	36,864	33,850	132,692	126,843	47,905
Customer deposits	324,099	233,453	36,366	44,500	69,334	121,782	53,703
Memorandum items
Gross loans and advances to customersA	229,803	235,111	37,658	34,729	135,202	112,671	48,688
Customers funds	386,810	231,668	40,618	49,371	72,963	108,061	62,775
Customer depositsB	308,745	224,396	36,366	44,462	69,334	95,697	45,693
Investment funds	78,065	7,272	4,252	4,909	3,629	12,364	17,082

EUR million
	2023
Balance sheet (condensed)	Brazil	Chile	Argentine	Corporate Center	Rest of the Group	Total
Loans and advances to customers	96,399	42,616	3,767	5,565	24,890	1,036,349
Customer deposits	110,162	29,578	6,478	1,508	16,206	1,047,169
Memorandum items
Gross loans and advances to customersA	102,583	43,823	3,878	5,640	25,165	1,014,951
Customers funds	145,044	40,098	10,288	1,508	27,670	1,176,874
Customer depositsB	90,297	29,337	6,478	1,508	16,033	968,346
Investment funds	54,747	10,761	3,810	—	11,637	208,528
A.Excluding reverse repos.
B.Excluding repos.

Annual report 2025    818

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The condensed income statements are as follows:

EUR million
	2025
Underlying income statement (condensed)	Spain	United Kingdom	Portugal	Poland	DCB Europe	United States	Mexico
Net interest incomeA	7,305	5,008	1,346	2,953	4,685	5,888	4,554
Net fee income	3,022	369	506	733	804	1,328	1,454
Gains (losses) on financial transactionsB	841	(100)	70	82	(39)	547	427
Other operating incomeC	822	3	37	(44)	475	166	(130)
Total income	11,990	5,280	1,959	3,724	5,925	7,929	6,305
Administrative expenses, depreciation and amortisation	(4,284)	(2,771)	(548)	(1,036)	(2,611)	(3,812)	(2,620)
Net operating incomeD	7,706	2,509	1,411	2,687	3,314	4,116	3,685
Net loan-loss provisionsE	(1,142)	(177)	8	(283)	(1,363)	(2,244)	(1,239)
Other gains (losses) and provisionsF	(482)	(539)	(2)	(473)	(554)	(124)	(110)
Operating profit/(loss) before tax	6,083	1,794	1,417	1,930	1,398	1,748	2,336
Tax on profit	(1,811)	(486)	(405)	(402)	(322)	(207)	(627)
Profit/(loss) from continuing operations	4,272	1,307	1,011	1,528	1,076	1,541	1,709
Net profit/(loss) from discontinued operations	—	—	—	—	—	—	—
Consolidated profit/(loss)	4,272	1,307	1,011	1,528	1,076	1,541	1,709
Non-controlling interests	—	—	(2)	(580)	(304)	—	(4)
Attributable profit/(loss) to the parent	4,272	1,307	1,010	949	772	1,541	1,705

Annual report 2025    819

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2025
Underlying income statement (condensed)	Brazil	Chile	Argentina	Corporate Centre	Rest of the Group	Total Group
Net interest incomeA	9,380	1,917	1,727	(490)	1,081	45,354
Net fee income	3,193	582	788	(27)	908	13,661
Gains (losses) on financial transactionsB	(64)	230	229	(82)	295	2,436
Other operating incomeC	93	(15)	(509)	18	24	940
Total income	12,602	2,714	2,235	(581)	2,308	62,390
Administrative expenses, depreciation and amortisation	(4,109)	(912)	(964)	(402)	(1,656)	(25,725)
Net operating incomeD	8,493	1,802	1,271	(983)	654	36,665
Net loan-loss provisionsE	(4,409)	(531)	(574)	(198)	(259)	(12,411)
Other gains (losses) and provisionsF	(859)	(39)	(46)	(94)	(65)	(3,387)
Operating profit/(loss) before tax	3,224	1,232	650	(1,275)	330	20,867
Tax on profit	(836)	(189)	(216)	190	(30)	(5,341)
Profit/(loss) from continuing operations	2,388	1,043	434	(1,085)	302	15,526
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	2,388	1,043	434	(1,085)	302	15,526
Non-controlling interests	(220)	(314)	(1)	—	—	(1,425)
Attributable profit/(loss) to the parent	2,168	729	433	(1,085)	300	14,101
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
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 47 million mainly corresponding to the results by commitments and contingent risks included in the line provisions or reversal of provisions, net of the statutory income statement.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except an addition of EUR 47 million mainly corresponding to the results by commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.

Annual report 2025    820

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
Underlying income statement (condensed)	Spain	United Kingdom	Portugal	Poland	DCB Europe	United States	Mexico
Net interest incomeA	7,256	4,950	1,548	2,844	4,361	5,693	4,631
Net fee income	2,867	283	467	674	902	1,152	1,385
Gains (losses) on financial transactionsB	1,100	(18)	45	57	(24)	371	396
Other operating incomeC	751	1	40	(20)	440	364	(134)
Total income	11,974	5,216	2,100	3,555	5,679	7,580	6,278
Administrative expenses, depreciation and amortisation	(4,271)	(2,918)	(548)	(965)	(2,604)	(3,830)	(2,665)
Net operating incomeD	7,703	2,299	1,553	2,591	3,075	3,750	3,613
Net loan-loss provisionsE	(1,259)	(64)	(11)	(511)	(1,209)	(2,507)	(1,277)
Other gains (losses) and provisionsF	(1,003)	(441)	(61)	(429)	(735)	(190)	(62)
Operating profit/(loss) before tax	5,440	1,794	1,481	1,650	1,131	1,053	2,274
Tax on profit	(1,678)	(488)	(478)	(431)	(255)	56	(598)
Profit/(loss) from continuing operations	3,763	1,306	1,003	1,219	876	1,109	1,676
Net profit/(loss) from discontinued operations	—	—	—	—	—	—	—
Consolidated profit/(loss)	3,763	1,306	1,003	1,219	876	1,109	1,676
Non-controlling interests	—	—	(2)	(419)	(234)	—	(5)
Attributable profit/(loss) to the parent	3,762	1,306	1,001	800	642	1,109	1,671

Annual report 2025    821

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
Underlying income statement (condensed)	Brazil	Chile	Argentina	Corporate Centre	Rest of the Group	Total Group
Net interest incomeA	10,121	1,822	2,919	(308)	831	46,668
Net fee income	3,414	551	602	(11)	723	13,010
Gains (losses) on financial transactionsB	(37)	238	229	(408)	324	2,273
Other operating incomeC	38	(19)	(1,263)	51	12	261
Total income	13,536	2,592	2,487	(676)	1,890	62,211
Administrative expenses, depreciation and amortisation	(4,352)	(933)	(1,022)	(379)	(1,547)	(26,034)
Net operating incomeD	9,184	1,659	1,465	(1,055)	340	36,177
Net loan-loss provisionsE	(4,487)	(497)	(284)	3	(230)	(12,333)
Other gains (losses) and provisionsF	(867)	(51)	(353)	(265)	(359)	(4,816)
Operating profit/(loss) before tax	3,830	1,111	827	(1,317)	(247)	19,027
Tax on profit	(1,165)	(211)	(161)	162	(37)	(5,284)
Profit/(loss) from continuing operations	2,665	899	666	(1,155)	(283)	13,744
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	2,665	899	666	(1,155)	(283)	13,744
Non-controlling interests	(243)	(271)	(1)	1	5	(1,169)
Attributable profit/(loss) to the parent	2,422	629	665	(1,154)	(279)	12,574
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

Annual report 2025    822

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
Underlying income statement (condensed)	Spain	United Kingdom	Portugal	Poland	DCB Europe	United States	Mexico
Net interest incomeA	6,641	5,152	1,465	2,543	4,193	5,742	4,408
Net fee income	2,699	338	464	589	796	766	1,374
Gains (losses) on financial transactionsB	688	29	33	67	117	294	211
Other operating incomeC	104	6	20	(17)	396	407	(94)
Total income	10,132	5,525	1,982	3,182	5,502	7,209	5,899
Administrative expenses, depreciation and amortisation	(4,227)	(2,745)	(542)	(862)	(2,618)	(3,679)	(2,588)
Net operating incomeD	5,905	2,779	1,440	2,320	2,884	3,531	3,311
Net loan-loss provisionsE	(1,522)	(247)	(77)	(674)	(792)	(2,593)	(1,135)
Other gains (losses) and provisionsF	(984)	(425)	(49)	(253)	(72)	(74)	(57)
Operating profit/(loss) before tax	3,399	2,107	1,314	1,392	2,019	863	2,119
Tax on profit	(1,029)	(563)	(416)	(377)	(493)	69	(541)
Profit/(loss) from continuing operations	2,371	1,545	898	1,015	1,526	932	1,577
Net profit/(loss) from discontinued operations	—	—	—	—	—	—	—
Consolidated profit/(loss)	2,371	1,545	898	1,015	1,526	932	1,577
Non-controlling interests	—	—	(2)	(342)	(327)	—	(17)
Attributable profit/(loss) to the parent	2,371	1,545	896	674	1,199	932	1,560

Annual report 2025    823

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
Underlying income statement (condensed)	Brazil	Chile	Argentina	Corporate Centre	Rest of the Group	Total Group
Net interest incomeA	9,116	1,383	1,879	(41)	780	43,261
Net fee income	3,462	572	396	(13)	614	12,057
Gains (losses) on financial transactionsB	483	320	341	(302)	352	2,633
Other operating incomeC	43	10	(1,072)	(83)	(24)	(304)
Total income	13,104	2,285	1,544	(439)	1,722	57,647
Administrative expenses, depreciation and amortisation	(4,529)	(1,020)	(775)	(391)	(1,449)	(25,425)
Net operating incomeD	8,574	1,265	769	(829)	273	32,222
Net loan-loss provisionsE	(4,701)	(365)	(150)	2	(204)	(12,458)
Other gains (losses) and provisionsF	(963)	51	(114)	(134)	8	(3,066)
Operating profit/(loss) before tax	2,911	951	505	(961)	79	16,698
Tax on profit	(776)	(135)	(117)	(36)	(75)	(4,489)
Profit/(loss) from continuing operations	2,135	816	388	(998)	4	12,209
Net profit/(loss) from discontinued operations	—	—	—	—	—	—
Consolidated profit/(loss)	2,135	816	388	(998)	4	12,209
Non-controlling interests	(215)	(234)	(2)	—	6	(1,133)
Attributable profit/(loss) to the parent	1,921	582	386	(998)	8	11,076
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
Annual report 2025    824

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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

EUR million
2025
Reconciliation of statutory results to underlying results	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest incomeA	42,348	3,006	—	45,354
Net fee income	12,976	685	—	13,661
Gains (losses) on financial transactionsB	2,362	74	—	2,436
Other operating incomeC	984	(45)	—	940
Total income	58,670	3,720	—	62,390
Administrative expenses, depreciation and amortisation	(24,711)	(1,014)	—	(25,725)
Net operating incomeD	33,959	2,706	—	36,665
Net loan-loss provisionsE	(12,596)	(282)	467	(12,411)
Other gains (losses) and provisionsF	(2,682)	(474)	(231)	(3,387)
Operating profit/(loss) before tax	18,681	1,950	236	20,867
Tax on profit	(4,723)	(408)	(210)	(5,341)
Adjusted profit for the year from continuing operations	13,958	1,542	26	15,526
Profit from discontinued operations (net)	1,542	(1,542)	—	—
Consolidated profit/(loss)	15,500	—	26	15,526
Non-controlling interests	(1,399)	—	(26)	(1,425)
Attributable profit/(loss) to the parent	14,101	—	—	14,101
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
E.Net loan-loss provisions refers to Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss and net gains and losses from changes line item in the statutory income statement. Additionally, includes an addition of EUR 47 million mainly corresponding to the results by commitments and contingent risks includes in the line of the statutory income statement of provisions or reversal of provisions.
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for an addition of EUR 47 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•In accordance with IFRS 5 requirements, in the statutory profit, results subject to the Poland disposal have been reported under the line 'Profit or loss after tax from discontinued operations' (see Note 3). However, in the underlying profit, the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•A capital gain of EUR 231 million, from the sale of Santander's remaining 30.5% stake in CACEIS (see Note 3).

•Charges of EUR 467 million (EUR 231 million net of taxes and minority interests) after updating the macroeconomic parameters in Brazil's credit provisioning models.

Annual report 2025    825

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
2024
Reconciliation of statutory results to underlying results	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest incomeA	43,787	2,881	—	46,668
Net fee income	12,376	634	—	13,010
Gains (losses) on financial transactionsB	2,211	62	—	2,273
Other operating incomeC	6	(81)	335	261
Total income	58,380	3,496	335	62,211
Administrative expenses, depreciation and amortisation	(25,149)	(885)	—	(26,034)
Net operating incomeD	33,231	2,611	335	36,177
Net loan-loss provisionsE	(12,183)	(502)	352	(12,333)
Other gains (losses) and provisionsF	(3,701)	(429)	(687)	(4,816)
Operating profit/(loss) before tax	17,347	1,680	—	19,027
Tax on profit	(4,844)	(439)	—	(5,284)
Adjusted profit for the year from continuing operations	12,503	1,241	—	13,744
Profit from discontinued operations (net)	1,241	(1,241)	—	—
Consolidated profit/(loss)	13,744	—	—	13,744
Non-controlling interests	(1,170)	—	—	(1,169)
Attributable profit/(loss) to the parent	12,574	—	—	12,574
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
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except for an addition of EUR 41 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations
Explanation of adjustments:
•In accordance with IFRS 5 requirements, in the statutory profit, results subject to the Poland disposal have been reported under the line 'Profit or loss after tax from discontinued operations' (see Note 3). However, in the underlying profit, the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
•Temporary levy on revenue in Spain in the first quarter, totalling EUR 335 million, which was moved from total income to other gains (losses) and provisions.
•Provisions which strengthen the balance sheet in Brazil of EUR 352 million in the second quarter (EUR 174 million net of tax and minority interests).

Annual report 2025    826

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
2023
Reconciliation of statutory results to underlying results	Statutory results	Adjustments related to the Poland disposal	Other adjustments	Underlying results
Net interest incomeA	40,650	2,611	—	43,261
Net fee income	11,495	562	—	12,057
Gains (losses) on financial transactionsB	2,565	68	—	2,633
Other operating incomeC	(459)	(69)	224	(304)
Total income	54,251	3,172	224	57,647
Administrative expenses, depreciation and amortisation	(24,632)	(793)	—	(25,425)
Net operating incomeD	29,619	2,379	224	32,222
Net loan-loss provisionsE	(12,260)	(672)	474	(12,458)
Other gains (losses) and provisionsF	(2,354)	(253)	(459)	(3,066)
Operating profit/(loss) before tax	15,005	1,454	239	16,698
Tax on profit	(3,880)	(396)	(213)	(4,489)
Adjusted profit for the year from continuing operations	11,125	1,058	26	12,209
Profit from discontinued operations (net)	1,058	(1,058)	—	—
Consolidated profit/(loss)	12,183	—	26	12,209
Non-controlling interests	(1,107)	—	(26)	(1,133)
Attributable profit/(loss) to the parent	11,076	—	—	11,076
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
F.Other gains (losses) and provisions includes the following line items in the statutory income statement, which are presented net for internal reporting and management reporting purposes: Provisions or reversal of provisions except a release of EUR 24 million mainly corresponding to results from commitments and contingent risks; Impairment of investments in joint ventures and associates, net; Impairment on non-financial assets, net; Gains or losses on non-financial assets, net; Negative goodwill recognized in results and Gains or losses on non-current assets held for sale not classified as discontinued operations.
Explanation of adjustments:
•In accordance with IFRS 5 requirements, in the statutory profit, results subject to the Poland disposal have been reported under the line 'Profit or loss after tax from discontinued operations' (see Note 3). However, in the underlying profit, the results from Poland have been reclassified so that they are reported line by line and disaggregated in each of the corresponding line items.
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
Annual report 2025    827

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
53. Related parties
The parties related to the Group are deemed to include, in addition to its associates and joint ventures, the Bank's key management personnel (the members of its board of directors and the senior management, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.
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

EUR million
	2025
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,491	—	18	295
Cash, cash balances at central banks and other deposits on demand	2	—	—	—
Loans and advances: credit institutions	286	—	—	—
Loans and advances: customers	9,835	—	18	274
Debt securities	160	—	—	2
Others	208	—	—	19

Liabilities	2,978	10	5	376
Financial liabilities: credit institutions	26	—	—	—
Financial liabilities: customers	2,761	10	5	376
Marketable debt securities	—	—	—	—
Others	191	—	—	—

Income statement	1,724	—	—	7
Interest income	441	—	—	8
Interest expense	(119)	—	—	(4)
Gains/losses on financial assets and liabilities and others	(53)	—	—	—
Commission income	1,546	—	—	4
Commission expense	(91)	—	—	(1)

Other	3,732	4	3	189
Financial guarantees granted and Others	11	3	2	61
Loan commitments and Other commitments granted	335	1	1	38
Derivative financial instruments	3,386	—	—	90
Annual report 2025    828

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2024
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,783	—	14	226
Cash, cash balances at central banks and other deposits on demand	163	—	—	—
Loans and advances: credit institutions	407	—	—	—
Loans and advances: customers	9,750	—	14	221
Debt securities	229	—	—	5
Others	234	—	—	—

Liabilities	3,243	9	7	292
Financial liabilities: credit institutions	228	—	—	—
Financial liabilities: customers	2,810	9	7	292
Marketable debt securities	—	—	—	—
Others	205	—	—	—

Income statement	1,776	—	—	4
Interest income	508	—	—	9
Interest expense	(153)	—	—	(5)
Gains/losses on financial assets and liabilities and others	(11)	—	—	—
Commission income	1,535	—	—	1
Commission expense	(103)	—	—	(1)

Other	4,712	4	3	216
Financial guarantees granted and Others	18	3	2	64
Loan commitments and Other commitments granted	317	1	1	20
Derivative financial instruments	4,377	—	—	132
Annual report 2025    829

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

EUR million
	2023
	Associates and joint ventures	Members of the board of directors	Senior Management	Other related parties
Assets	10,497	—	12	186
Cash, cash balances at central banks and other deposits on demand	154	—	—	—
Loans and advances: credit institutions	405	—	—	—
Loans and advances: customers	9,275	—	12	185
Debt securities	391	—	—	1
Others	272	—	—	—

Liabilities	2,480	14	5	150
Financial liabilities: credit institutions	463	—	—	—
Financial liabilities: customers	1,727	14	5	150
Marketable debt securities	—	—	—	—
Others	290	—	—	—

Income statement	1,698	—	—	11
Interest income	427	—	—	9
Interest expense	(149)	—	—	(1)
Gains/losses on financial assets and liabilities and others	43	—	—	—
Commission income	1,499	—	—	3
Commission expense	(122)	—	—	—

Other	4,189	3	2	1,094
Financial guarantees granted and Others	10	2	1	861
Loan commitments and Other commitments granted	274	1	1	9
Derivative financial instruments	3,905	—	—	224
The remaining required information is detailed in notes 5 and 46.c.

Annual report 2025    830

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
54. Risk management
a) Risk principles and culture
The principles on which Grupo Santander's risk management and control are based are detailed below. They take into account regulatory requirements, best market practices and are mandatory:
1.All employees are responsible for risk management. They must understand the risks arising from their activities and take ownership for managing them.
2.Senior management involvement. Through conduct, actions and communications, senior management promotes consistent risk management, fosters our risk culture, and oversees that the risk profile remains within the appetite set.
3.Independence: Risk management and control functions operate independently according to our three-lines-of-defence model, with clearly defined roles and responsibilities.
4.Holistic, forward-looking approach: We take a comprehensive approach to risk management and control that extends to all businesses and risk types that could have a material impact. This approach is forward-looking and considers trends across several time horizons and scenarios.
5.Corporate oversight of subsidiaries: Banco Santander sets minimum risk management and control standards through reference documents. Subsidiaries are responsible for translating these standards into their own internal policies and procedures.
1. Key risk types
Grupo Santander's risks categorization allows effective risk management, control and reporting, and includes, among others the following risk types:
•Credit risk is the risk of loss arising from the failure of a customer or counterparty to meet its obligations to which the Santander Group has provided financing or entered into a contractual commitment, or from the deterioration of their credit quality.
•Market risk is the risk incurred as a result of the effect of changes in market factors interest rates, exchange rates, equities and commodities, among others, may have on profits or capital.
•Liquidity risk is the risk incurred because of adverse movements in the factors that determine the market value of financial instruments, such as interest rates, exchange rates, equity prices and commodities, among others.
•Structural Risk is the risk of changes in the value or margin generation of the assets or liabilities in the banking book resulting from changes in market and behavioural factors. It also includes risks associated with insurance and pension activities, as well as the risk of not having an adequate amount or quality of capital to meet internal business objectives, regulatory requirements, or market expectations.
•Capital risk, included within the scope of structural risk, is the risk that arises from the possibility of having an inadequate quantity or quality of capital to meet internal business objectives, regulatory requirements or market expectations.
Grupo Santander also takes into account, on an ongoing basis in its risk management, operational (includes fraud, technological, cyber, legal and conduct risks), financial crime (includes, among others, money laundering, terrorism financing, violation of international sanctions, corruption, bribery and tax evasion), model, reputational and strategic risks.
These risks may be affected by a range of factors that we identify and assess in line with regulatory requirements and industry practice, including: geopolitical developments (international conflicts, economic and monetary decisions, new regulations or trade tensions); digital and transformation initiatives linked to technological change or shifts in business models; and sustainability factors — environmental (natural and climate-related, including extreme events and resource scarcity, as well as those arising from the transition to a more sustainable economy), social (relating to people’s rights, welfare and interests) and governance, both within Grupo Santander and among our counterparties.
In particular, from an environmental and climate perspective, the relevant elements cover, on the one hand, those stemming from the physical effects of climate change and, on the other, those linked to the transition towards a more sustainable economy, including legislative and regulatory, technological or behavioural changes among economic agents.
Given the nature of its operations, the Group has no environment-related liabilities, expenses, assets or contingencies that may be material to its consolidated equity, financial situation and results.
According to market consensus and our materiality assessment, exposure in the sectors where environmental factors may have the most impact mainly relate to wholesale customers. Our management of these customers considers environmental aspects in the preliminary assessment, credit origination and the preparation and review of their credit ratings, which influence the parameters we use to calculate their probability of default (PD). Thus, we embed the most material climate factors in our assessments and in capital loss and provisions calculations.
Moreover, to cover and anticipate potential future losses from severe climate events, such as the Valencia DANA or Hurricane Milton in Florida, we have set overlays whose amount to date has not been material to the Group's total loan loss reserves.
Grupo Santander has enhanced its methodological framework to quantify and assess transition and physical risks in credit losses for climate impacts that are not specifically captured through the forward-looking component implemented under the IFRS 9 framework. We assess these risks under several scenarios published by the NGFS, which explore varying assumptions on shifts in climate policies, emissions, temperatures and physical risk impacts. We take a proportionality approach by assessing the impact on the Group’s core markets and portfolios, especially non-financial entities and mortgage products.
Regarding impact on companies’ credit quality, the model assesses the transmission of customers’ physical and transition climate risk through defined channels (sector GVA, GHG emissions, carbon price, regional GDP, or collateral valuations).
Annual report 2025    831

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
For mortgage products, climate risk appears mainly through a deterioration in collateral values, as reflected in the loan-to-value ratio, which is the main transmission channel into LGD.
These methodologies enable us to embed potential climate-event impacts on credit losses in credit risk management. Against this backdrop, we carried out both internal capital self-assessment exercises and regulatory stress tests.
In light of the above and based on the best information available at the date of these consolidated annual financial statements, we also assessed the potential additional impact of climate and environmental risks on the Group’s equity, financial situation and results in 2025. We did not identify any significant or material impacts.
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
2.1 Lines of defence
Grupo Santander model of three lines of defence effectively manages and controls risks:
•First line: formed business functions, as well as all other functions that generate risk, constitute the first line of defence. They must establish an appropriate environment to manage all risks associated with the business and support compliance with internal policies and regulation. Risk management must operate within the approved risk appetite and associated limits. The first line executes mitigation plans for risks where weaknesses are identified in its control environment.
•Second line: formed by the risk and compliance functions, independently oversees and challenges the risk management activities that the first line carries out. Its role is to help verify that we manage risks in line with the established risk appetite and to promote a strong risk culture across the organization.
•Third line: formed by Internal Audit is a permanent function, independent of any other functions or units, whose objective is to provide the Management Body and the senior management with independent assurance on the quality and effectiveness of internal control, risk management (current or emerging) and governance processes and systems, thereby helping to protect the company’s value, solvency, and reputation.
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
Our governance structure also includes key roles and executive committees that strengthen oversight and support the effective performance of the control function.
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
Furthermore, the executive-level committees delegate part of their responsibilities to forums and/or standing meetings to manage and control each risk type.
Their responsibilities include:
•Inform the CRO, the CCO, the risk control committee and the compliance and conduct committee if risks are being managed within risk appetite;
•Conduct regular follow-ups for each key risk type; and
•Overseeing the measures adopted to meet supervisor's and auditor's expectations.
Besides, Grupo Santander, in order to establish an adequate control environment for the management of each risk types, the risk and compliance functions have effective internal regulation to create the right environment to manage and control all risks.
Grupo Santander may introduce additional governance measures for special situations to reinforce the monitoring of all risks, with particular focus on trends in key macroeconomic indicators and liquidity, the identification of vulnerable sectors/customers, and the strengthening of cybersecurity, among other aspects. Activating these special-situations forums helps the Group address the effects of the geopolitical and macroeconomic environment with resilience.
Annual report 2025    832

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
2.3 The Group's relationship with subsidiaries
Grupo Santander subsidiaries’ risk and compliance management and control model is consistent with the frameworks approved by the Group board of directors. Subsidiaries adhere to the frameworks through their own boards and can only adapt to higher standards according to local law and regulation.
As part of Santander's aggregated risk oversight, we challenge and review subsidiaries’ internal regulations and activities. This enables us to maintain a common risk management and control model across the Group.
The risk and compliance functions support the businesses and oversee risks at both global and local levels. In addition, over the year we continued to strengthen the Group–subsidiary relationship model, leveraging our global scale to identify synergies under a common operating model and shared platforms. The model promotes process simplification and the reinforcement of control mechanisms to support the growth of our businesses.
Santander's Group–subsidiary governance model (GSGM) sets out the principles that govern the relationship between Group key roles and the subsidiaries, which helps safeguard the independence of local second lines. The CRO and CCO take part in the appointment, objectives, performance reviews and remuneration of their local counterparts, which helps confirm that they are controlling risks appropriately.
We continue to strengthen the relationship between the Group and its subsidiaries through close cooperation among our subsidiaries to develop common initiatives more efficiently, such as:
•Transformation of organizational structures, sharing benchmarks across countries and contributing to the function’s strategic vision to promote the rollout of more advanced risk-management infrastructures and practices.
•Exchange of best practices to strengthen processes and drive innovation.
•Promotion of internal talent and mobility, both geographic and functional, as well as fostering diversity within teams to reflect the diversity of the environments in which we operate.
•Developing our risk professionals, improving innovation, the quality of decisions, and fostering a global mindset is key to enhance organizational resilience and reinforcing a global mindset.
The GSGM model also applies to the Group’s global businesses. This gives us a global-local organization in which countries ultimately remain responsible for delivering the budget, the business and customer strategy, and financial management, while the global businesses lead shared initiatives through common operating models and shared technologies, improving local performance.
3. Management processes and tools
Grupo Santander has these effective risk management processes and tools:
3.1 Risk appetite and structure of limits
Risk appetite is the aggregate level and types of risk that Grupo Santander deems prudent for our business strategy, even in unforeseen circumstances. Risk appetite is governed throughout the Group by the following principles:
•Risk appetite is part of the board's duties. The board prepares the risk appetite statement (RAS) for the whole Group every year. Through a cascading-down process, each subsidiary's board also sets its own risk appetite.
•Comprehensiveness and forward-looking approach. Our appetite includes all material risks to which we are exposed and defines our target risk profile for the current and medium term, with a forward-looking view that considers stress scenarios.
•Common standards embedded in the day-to-day risk management. The Group shares the same risk appetite model, which sets common requirements for processes, metrics, governance bodies, controls and standards. This facilitates effective and traceable embedding of risk appetite into more granular management policies and limits across our subsidiaries..
•Continuous monitoring and adaptation. Risk appetite is regularly monitored, reviewed and updated to reflect changes in market conditions, regulatory requirements and supervisory expectations. Compliance with risk appetite limits is monitored on a regular basis through dedicated reporting to senior management and the board and its committees. Breaches or potential breaches are subject to predefined escalation, remediation and follow-up processes, with oversight proportionate to their materiality through senior management and the Group’s governing bodies.
•Alignment with strategy and business plans. Before approving the three-year strategic plans, annual budget, and capital and liquidity plans, the Group verifies their consistency with the limits set in the Risk Appetite Statement. We promote the alignment of strategic and business plans with our risk appetite by:
•considering the risk appetite, long-term strategic view and the risk culture when drafting strategic and business plans.
•challenging business and strategic plans against the risk appetite. Misalignments trigger a review of either the three-year strategic plan (to make sure we stay within RAS limits) or risk appetite limits, with independent governance.
•continuous monitoring of risk appetite compliance through the three lines of defence model.
The main elements underpinning Grupo Santander’s risk appetite and defining our business model are:
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
•an independent risk function and a senior management actively engaged in supporting a robust control environment and risk culture; and
•a conduct model that protects our customers and our Simple, Personal and Fair culture.
Annual report 2025    833

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
1.1. Planning
Planning allows to set business objectives and define concrete action plans, integrating the risk appetite statement into portfolio management.
Strategic commercial plans (SCPs) are the management and control tool that the Business and Risk areas define for credit portfolios, with support from the other functions involved (Finance, Management Control, among others). They set out the commercial strategy, risk policies, and the resources and infrastructure required, providing a holistic view of portfolio management.
They also provide an up-to-date view of portfolio credit quality, enable risk measurement, support the execution of internal controls over the defined strategy, allow for periodic monitoring, and help detect material deviations or potential impacts, facilitating the adoption of corrective measures when necessary.
SCPs are aligned with subsidiaries’ risk appetite and capital objectives, as well as those of the Group, and are approved and overseen by local senior management before being reviewed and ratified at Group level.
1.2. Risk assessment and credit rating
Credit risk approval criteria focus on borrowers’ ability to meet their financial obligations. The assessment uses statistical models and an analysis of the net funds or cash flows generated by economic activity, or of regular income, to determine customers’ repayment capacity in a consistent and sustainable manner.
Some statistical credit quality assessment models feed into decision engines to deliver a credit risk assessment quickly and in a consistent, standardised way. These engines support faster and more uniform decision-making, reduce manual errors, apply the same assessment criteria to all customers, and provide traceability and support regulatory compliance. These ratings have multiple uses in risk management, including the origination process (application of limits and pre-approvals), risk monitoring, and as an input to transaction pricing.
These credit rating models may be:
•Rating: from mathematical algorithms that have a quantitative model based on balance sheet ratios or macroeconomic variables or behavioural information, and a qualitative module supplemented by the credit analyst’s expert judgement. It is used for large corporates, corporates, institutional and SME segments (with individualised treatment).
•Scoring: an automated system that assesses credit applications based on the information provided (admission scoring) or customers’ credit profiles based on their relationship with the institution (behavioural scoring). Both are complemented by other available information (for example, from external databases). The system automatically assigns each customer an individual score, which then supports the subsequent decision. It is used for individuals and small businesses with no assigned analyst.
The Group’s parameter estimation models rely on econometric models built on historical default and loss data from the portfolios. The Group uses them to calculate economic and regulatory capital, and IFRS 9 provisions, at operation, customer and portfolio level.
A rigorous governance framework covers the ongoing monitoring and continuous calibration of these models to assess their suitability, predictive power, performance and granularity, as well as compliance with credit policies.
In addition, the Group reviews ratings using the latest available financial information and other relevant data.
Grupo Santander´s limits, pre-classifications and pre-approvals processes determine the level of risk the Group can take on with each customer. Automated processes approve and monitor these decisions. Approved limits must align with expected profitability. To support this, we use profitability estimation and risk-based pricing tools that contribute to sustainable portfolio growth.
Grupo Santander applies various limits models to each segment:
•Large corporate groups are subject to a pre-classification model based on a system for measuring and monitoring economic capital. Pre-classification models express the level of risk Grupo Santander is willing to assume in transactions with customers/groups.
•In the corporate segment, for customers that meet certain predefined criteria (including internal rating and profitability), the Group applies a pre-classification model for the main products related to the customer’s recurring business. The model operates through the setting of internal nominal limits, which define the level of risk to take on with each customer based, among other factors, on their repayment capacity and leverage.
Corporate transactions that exceed certain limits or have specific features must be handled through the approval process for an ad hoc proposal.
Annual report 2025    834

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•For individual customers and SMEs with low turnover, Grupo Santander manages large volumes of credit transactions using automated decision models that assess each case and assign a limit per customer and transaction.
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
1.4. Monitoring
Regular, holistic monitoring of customers and portfolios is an essential element of the Group’s credit risk management, as it enables continuous monitoring of credit quality, early identification of potential impairment and analysis of business performance against predefined plans and objectives.
The monitoring process systematically analyses changes in credit exposures, customers’ financial and qualitative characteristics, and any relevant changes in their risk classification. This preventive approach draws on transactional information, behavioural indicators and advanced analytics tools, including early-warning engines, which support early identification of potential deterioration and the implementation of specific actions at both customer and portfolio level, based on the assigned monitoring level.
Monitoring adapts to customer segmentation and the applicable management approach:
•in the large corporate segment, monitoring is carried out jointly by the commercial managers and the risk analysts, which provides an up-to-date, comprehensive view of the customer’s credit quality at all times and supports the early identification of any potential deterioration.
•In the commercial banking, institutions and SMEs with an assigned a credit analyst, he teams carry out enhanced monitoring of customers whose risk profile or specific circumstances require it. This includes the periodic review of their internal ratings based on relevant financial, behavioural and environmental indicators.
•Monitoring of individual customers, businesses and smaller SMEs follows a system of automatic alerts to detect shifts in portfolios’ performance.
The Group structures this process for customers with an assigned analyst through the SCAN (Santander Customer Assessment Note) monitoring framework. SCAN assigns a specific monitoring level to each customer, sets the related operating policies, defines concrete management actions, identifies accountable owners and establishes a review frequency aligned with the customer’s risk profile and relevance.
In addition, the Group has aggregated control and analysis procedures that track portfolio performance, identify material deviations from strategic plans or defined alert thresholds, and help prioritise management focus areas. The process is complemented by contingency plans (risk playbooks), which support the early identification and management of impacts from external factors — such as macroeconomic, sector or market changes — and, where appropriate, trigger corrective measures, including adjustments to risk policies.
1.5. Credit risk mitigation techniques
Risk approval criteria generally focus on borrowers’ ability to meet their financial obligations, without prejudice to any collateral that the Bank may require. Collateral and guarantees provided by the obligor in favour of the Bank aim to modulate the level of exposure.
To determine ability to pay, the Group analyses funds or cash flows from businesses or other regular income, not including guarantors or loan collateral which are always considered at credit approval as a secondary means of recourse.
A guarantee is an additional protection mechanism in a credit transaction, intended to mitigate loss in the event of a failure to meet the payment obligation. The Group applies different credit risk mitigation techniques depending, among other factors, on the customer and product type. Some are specific to an individual transaction (e.g., real estate guarantees), while others apply to a set of transactions (e.g., derivatives netting or collateral arrangements). These techniques may be grouped into personal guarantees, real guarantees and hedges using credit derivatives.
The correct acceptance of these mitigation techniques is established by verifying their legal enforceability in all jurisdictions. The entire process is subject to internal control and effective monitoring of the valuation of the guarantees, especially real estate guarantees.
1.6. Collections & recoveries management
Recovery activity is a relevant function within Grupo Santander’s risk management and control framework, as it contributes to portfolio quality as one of the key pillars supporting the Bank’s development, growth and business sustainability. Collections and debt recovery management is a specific, ongoing focus to keep portfolio quality within the expected levels.
The Collections and Recoveries area defines a global management strategy, based on an end-to-end approach and general lines of action for subsidiaries. Recovery management operates under policies and an independent control environment defined by the risk function, aligned with regulatory requirements and with the Group Santander conduct risk management model. The Group carries out this activity in line with strategies defined by the recovery function, in coordination with the Risk areas.
The recovery strategy combines advanced customer segmentation and the intensive use of digital tools. This supports the optimisation of mass portfolio management and provides tailored support for customers who require individual treatment. The customer remains the focus, and recovery strategies are defined in the context of the relationship with the customer, prioritising the customer’s viability. As a result, teams manage the customer holistically across all phases of the cycle.
Annual report 2025    835

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The function’s approach covers the entire credit cycle, prioritising solutions that support customer viability. Even after the asset is written off (failed risk), the Group continues to carry out the necessary actions to maximise recovery. The failed risk category includes debt instruments, whether past due or not, for which, following an individual assessment, recovery is considered remote due to a significant and irreversible deterioration in the solvency of the exposure or the holder. Classification in this category entails the full or partial cancellation of the exposure’s gross carrying amount and its derecognition from the balance sheet, without implying that the Group stops negotiations and legal proceedings to recover the amount.
2. Main aggregates and variations
Below are the main aggregates relating to credit risk from our activities with customers:

Main credit risk performance metrics from activity with customersA
December data
	Credit risk with customers (EUR million)B			Credit impaired (EUR million)			NPL ratio (%)
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Spain	302,271	285,883	278,569	5,915	7,672	8,529	1.96	2.68	3.06
UK	244,303	248,061	247,360	2,645	3,299	3,518	1.08	1.33	1.42
Portugal	44,674	41,418	39,503	928	993	1,024	2.08	2.40	2.59
Poland	46,427	44,704	39,329	1,549	1,636	1,397	3.34	3.66	3.55
US	147,303	148,643	137,893	7,150	7,012	6,303	4.85	4.72	4.57
Mexico	53,476	49,927	52,785	1,420	1,352	1,489	2.65	2.71	2.82
Brazil	105,410	104,519	113,937	7,192	6,418	7,479	6.82	6.14	6.56
Chile	44,146	44,590	46,565	2,528	2,394	2,332	5.73	5.37	5.01
Argentina	8,813	8,411	3,903	677	173	78	7.68	2.06	1.99
DCB Europe	144,039	141,312	135,608	3,642	3,527	2,877	2.53	2.50	2.12
Corporate Centre	6,356	5,959	5,494	271	301	302	4.27	5.06	5.49
Total Group	1,181,945	1,157,273	1,133,898	34,393	35,265	35,620	2.91	3.05	3.14

	NPL coverage ratio (%)			Net loan-loss provisionsC (EUR million)			Cost of risk (%/risk)D
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Spain	55	53	49	1,142	1,259	1,522	0.44	0.50	0.62
UK	33	29	30	177	64	247	0.07	0.03	0.10
Portugal	83	79	83	(8)	11	77	(0.02)	0.03	0.20
Poland	65	62	73	283	511	674	0.71	1.38	2.08
US	55	64	68	2,244	2,507	2,593	1.63	1.82	1.92
Mexico	105	100	100	1,239	1,277	1,135	2.69	2.64	2.43
Brazil	83	83	85	4,409	4,487	4,701	4.73	4.51	4.77
Chile	48	50	53	531	497	365	1.32	1.19	0.80
Argentina	90	177	166	574	284	150	7.34	4.59	6.64
DCB Europe	87	83	88	1,363	1,209	792	0.97	0.88	0.62
Corporate Centre	24	25	33	198	(3)	(2)	3.30	(0.05)	(0.04)
Total Group	66	65	66	12,411	12,333	12,458	1.15	1.15	1.18
A. Management perimeter according to the reported segments.
B. Includes gross loans and advances to customers, guarantees and documentary credits.
C. Loan-loss provisions net of post write-off recoveries (EUR 1,795 million in 2025).
D. Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.

Annual report 2025    836

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Estimation of expected loss
The Group uses parameters (mainly EAD, PD, LGD and the discount rate) to calculate impairment provisions. These parameters build on the infrastructure of internal models used to calculate regulatory capital and on regulatory and management expertise, and they also reflect each financial asset’s stage classification.
However, these parameters are not a simple adaptation of existing models. We designed and validated them specifically in line with IFRS 9 requirements and guidance from bodies such as the EBA, , National Competent Authority (NCA), Bank for International Settlements (BIS) or Global Public Policy Committee (GPPC). Their development incorporates forward-looking information, a point-in-time (PIT) approach, multiple scenarios and lifetime loss estimation through lifetime PD, among other elements.
Determination of significant increase in credit risk (SICR)
To determine classification in Stage 2, the Group assesses whether a SICR has occurred since the initial recognition of the exposures. The Group performs this assessment under common principles applicable across the Group, reviewing all financial instruments subject to this analysis and taking into account the specific features of each portfolio and product type through a range of quantitative and qualitative indicators.
Expert judgement from analysts supports the SICR assessment. Analysts set the thresholds within an integrated management framework and in line with the approved corporate governance. The principles are as follows:
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
Annual report 2025    837

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
For the purposes of assessing significant changes when financial instruments are classified in Stage 2, each subsidiary has set quantitative thresholds for its portfolios in line with Group guidelines, seeking a consistent interpretation across all our geographies. The calibration principles for these thresholds are set out in the previous paragraph and may result in two types of thresholds:
•Relative. Thresholds that compare current credit quality with credit quality at origination, expressed as a percentage change.
•Absolute. Thresholds that compare current credit quality with credit quality at origination, expressed as an absolute change.
In addition, in line with the ECB’s supervisory expectations, the Group has set a 200% cap on the relative threshold, known as the 'threefold increase'. As a result, exposures whose credit quality has deteriorated by more than 200% in relative terms —using an approach analogous to the relative threshold described in the previous paragraph — transfer from Stage 1 to Stage 2.
Meeting any of the absolute thresholds, the relative thresholds or the 200% cap on the relative threshold (threefold increase) on an individual basis results in the transfer of the financial instrument exposure from Stage 1 to Stage 2.
In addition, the Group may apply the Low Credit Risk Exemption at the reporting date, so that certain exposures that continue to meet this condition may remain in Stage 1. This exemption applies only to quantitative significant increase in credit risk criteria; therefore, qualitative criteria are not eligible for exemption. The Group uses it on a limited basis, documents it and reviews it periodically. When an exposure no longer meets the low credit risk condition, it transfers to Stage 2 in line with the criteria above.
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
1.Forward-looking vision
Estimating expected credit losses (ECL)requires significant expert judgement and the incorporation of historical, current and forward-looking information. Expected loss estimates are therefore based on an unbiased, probability-weighted likelihood of up to five possible future scenarios that could affect the collection of contractual cash flows. These scenarios consider the time value of money, relevant information available on past events, current conditions and forecasts of the macroeconomic factors considered important in estimating this amount (e.g. GDP, house prices and the unemployment rate, among others).
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
Management overlays
During 2025, the Group strengthened coverage across its portfolios by implementing overlays, mainly in Brazil, Chile and Mexico, where it increased the PMA buffer to anticipate the impact of the year’s model recalibrations, as well as other potential deviations.
In addition, the Group gradually released the adjustments related to climate events, such as the Valencia dana experienced in late October 2024, in the case of Santander Spain and the Spanish DCB office.
Overall, the amount of overlays at year-end 2025 remains immaterial compared with the Group’s total allowance for credit losses.

Annual report 2025    838

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Exposure and loan-loss reserves
Then, considering the most relevant units of the Group (United Kingdom, Spain, United States, Brazil, also Chile, Mexico, Portugal, Poland, Argentina and Santander Consumer Finance), which represent approximately 96% of the total Group's provisions. The table below shows the loan-loss reserves associated with each stage as of 31 December 2025, 2024 and 2023. In addition, depending on the transactions credit quality, the exposure is divided into four categories according to Standard & Poor's rating scale:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	121,023	2,295	—	123,318
From A+ to BB	383,494	15,188	—	398,682
From BB- to B-	300,108	47,292	—	347,400
CCC and below	8,146	17,733	32,664	58,543
Total exposure B	812,771	82,508	32,664	927,943
Loan-losses reservesC	3,147	4,915	13,900	21,962

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	108,977	2,599	—	111,576
From A+ to BB	431,544	16,600	—	448,144
From BB- to B-	288,302	45,129	—	333,431
CCC and below	10,431	17,088	32,901	60,420
Total exposureB	839,254	81,416	32,901	953,571
Loan-losses reservesC	3,276	4,715	13,669	21,660

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	147,065	2,261	—	149,326
From A+ to BB	421,449	13,910	—	435,359
From BB- to B-	262,954	41,237	—	304,191
CCC and below	11,829	19,376	33,838	65,043
Total exposure B	843,297	76,784	33,838	953,919
Loan-losses reservesC	3,592	5,055	14,131	22,778
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
The remaining units that form the totality of the Group exposure, account for EUR 93,731 million: EUR 89,094 million in stage 1; EUR 3,528 million in stage 2; and EUR 1,109 million in stage 3 (in 2024 EUR 80,541 million in stage 1; EUR 2,534 million in stage 2, and EUR 874 million in stage 3. In 2023, EUR 68,788 million in stage 1; EUR 1,504 million in stage 2, and EUR 658 million in stage 3), and loan-loss reserves totalled EUR 759 million, of which: EUR 213 million in stage 1; EUR 152 million for stage 2, and EUR 394 million in stage 3 (in 2024, EUR 165 million, EUR 117 million and EUR 295 million and in 2023, EUR 199 million, EUR 73 million and EUR 161 million in stage 1, stage 2 and stage 3, respectively).
The remaining exposure, including all financial instruments not included before, amounts to EUR 834,911 million (EUR 665,476 million in 2024 and EUR 598,385 million in 2023), and it includes all undrawn authorized lines (loan commitments).
As of 31 December 2025, the Group had EUR 334 million net of provisions (EUR 559 million and EUR 743 million at 31 December 2024 and 2023, respectively) of purchased credit-impaired assets, which relate mainly to the business combinations carried out by the Group.
In relation to the evolution of credit risk provisions, the Group, together with its main geographies, monitors them through sensitivity analyses that assess the impact of changes in macroeconomic scenarios and their key variables on the allocation of financial assets across stages and on the measurement of credit risk provisions.
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
3. Detail of the main geographical areas
Following is the risk information related to the most relevant geographies in exposure and credit risk allowances.
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
3.1. United Kingdom
Portfolio overview
Credit risk with customers in the UK remained stable in EUR 244,303 million. This credit risk represents 21% of Santander’s loan portfolio.
At 1.08%, the NPL ratio decreased 25 bps in comparison to the year end of 2024, due to the good performance in the mortgage portfolio.
Annual report 2025    839

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Mortgage portfolio
Because of its size, Grupo Santander closely monitor Santander UK’s mortgage portfolio for the entity itself and the Group.
As of 31 December 2025, the mortgage portfolio of Santander UK remained stable, at local currency, and reached EUR 192,047 million. It comprises residential mortgages granted to new and existing customers which are first lien mortgages. There are no second or more liens on mortgaged properties.
Originations have increased in 2025 compared to 2024, a sign of a more active housing market due to lower interest rates and less pressure on households’ purchasing power. The housing market returned to growth in 2025, with a higher level of transactions and price increases compared to 2024.
Under Santander's risk management principles, a property must be appraised independently before we can approve a new mortgage. In line with market practices and the law, we get updated values of properties used as mortgage collateral from an independent agency's automatic appraisal system.
Santander UK's wide range of mortgages include:
•Interest-only loans (21%): Customers pay interest every month and repay the principal at maturity. These mortgages, which are common in the UK, require borrowers to have an appropriate repayment vehicle, such as a pension plan or an investment fund. To mitigate inherent risk, Santander UK has restrictive approval requirements, such a maximum loan-to-value ratio of 50% and an assessment of the ability to pay both interest and capital.
•Flexible loans (2%): Loan agreements allow borrowers to modify monthly payments or draw down additional funds up to a set limit under various conditions.
•Buy-to-let (9%): Buy-to-let mortgages account for a small portion of the total portfolio and are subject to strict risk approval policies.
Santander’s NPL ratio highlights the resilience of the mortgage portfolio in a challenging economic environment and an intensely competitive market. It stood at 0.87% at the end of December 2025 (-20 bps YoY).
At 31 December 2025, 82% of the mortgage portfolio had an LTV lower than 70%.
Information on the estimation of impairment losses
The detail of Santander's UK exposure and loan-loss reserves associated with each of the stages at 31 December 2025, 2024 and 2023, is shown below.
In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit qualityA	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	29,963	381	—	30,344
From A+ to BB	152,981	9,529	—	162,510
From BB- to B-	17,630	8,770	—	26,400
CCC and below	2	615	2,475	3,092
Total exposureB	200,576	19,295	2,475	222,346
Loan-loss reservesC	163	319	373	855

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	32,012	1,184	—	33,196
From A+ to BB	159,970	10,916	—	170,886
From BB- to B-	17,594	11,175	—	28,769
CCC and below	12	695	3,292	3,999
Total exposure B	209,588	23,970	3,292	236,850
Loan-loss reservesC	166	401	400	967

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	46,236	1,273	—	47,509
From A+ to BB	145,884	10,850	—	156,734
From BB- to B-	13,588	13,995	—	27,583
CCC and below	—	—	3,518	3,518
Total exposure B	205,708	26,118	3,518	235,344
Loan-loss reservesC	172	498	396	1,066
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).

For the estimation of expected losses, prospective information is taken into account. Specifically, Santander UK considers four macroeconomic scenarios, which are updated periodically. The evolution forecasted in 2025 for the next five years of the main macroeconomic indicators used by Santander UK to estimate expected losses is presented below:

	2026 - 2030
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate	2.4%	3.5%	3.3%	3.0%
Unemployment rate	7.3%	5.8%	4.5%	4.2%
Housing price change	(2.9%)	(0.2%)	2.9%	4.4%
GDP growth	(0.02%)	0.2%	1.4%	2.4%
Annual report 2025    840

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Each of the macroeconomic scenarios is associated with a given weight. In terms of allocation, Santander UK associates the highest weighting to the base scenario, while it associates the lowest weightings to the most extreme or severe scenarios. In addition, at 31 December 2025, 2023 and 2022, the weights used by Santander UK reflect the future prospects of the British economy in relation to its current political and economic position so that higher weights are assigned for negative scenarios:

	2025	2024	2023
Pessimistic scenario 3		20%	20%
Pessimistic scenario 2	10%	10%	10%
Pessimistic scenario 1	25%	25%	10%
Base scenario	50%	50%	50%
Optimistic scenario	15%	15%	10%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios, as of December 2025, is as follows:

	Change in Provision
	Mortgages	Corporates
GDP Growth
-100 bps	11.6%	3.9%
+100 bps	(2.9%)	(1.4%)
Housing price change
-100 bps	7.3%	6.0%
+100 bps	(3.5%)	(1.6%)
Unemployment rate
-100 bps	(12.3%)	(2.5%)
+100 bps	23.7%	5.7%
With regard to Stage 2 classification, Santander UK applies quantitative criteria based on identifying an increase in lifetime probability of default (PD) for the transaction that exceeds both an absolute and a relative threshold. The PDs used in this assessment are adjusted to the transaction’s remaining term and annualised to facilitate the definition of thresholds that cover the full range of transaction maturities. The relative threshold is common across all portfolios, and Santander UK considers that a transaction exceeds this threshold when its lifetime PD increases by 100% compared to the PD at initial recognition. The absolute threshold, by contrast, differs across portfolios depending on the characteristics of the transactions.

In addition, each portfolio has a set of specific qualitative criteria indicating that the exposure has experienced a significant increase in credit risk, irrespective of the evolution of its PD since initial recognition. Among other criteria, Santander UK considers that a transaction shows a significant increase in credit risk when it is more than 30 days past due. It also has implemented early warning indicator system to support Stage 2 classification. These criteria align with the risk management practices of each portfolio.

3.2. Spain
Portfolio overview
Santander España’s credit risk totalled EUR 302,271 million (26%% of Grupo Santander’s total). It is appropriately diversified among products and customer segments.
The NPL ratio was 1.96%, 73 bps lower than in December 2024. This decrease was driven by the portfolio’s strong performance, supported by the execution of the NPL reduction plan.
The NPL coverage ratio increased slightly to 55% (+2 p.p. year-on-year). The cost of risk decreased to 0.44% (-7 bps vs. December 2024), driven by the strong performance of the SME and corporate portfolios, partly offset by the performance of the individuals portfolio.
Macroeconomic projections suggest the economy will moderate its growth pace slightly, but will remain dynamic and well above the eurozone average, as the Spanish economy has largely been supported by stronger domestic demand amid a weaker-than-expected external sector.
Residential mortgage portfolio
Residential mortgages in Spain, including Santander Consumer Finance business, amounted to EUR 60,002 million in 2025 (EUR 59,316 million and EUR 61,097 million in 2024 and 2023, respectively), 99.64% of which have a mortgage guarantee (99.65%and 99.65% in 2024 and 2023, respectively).

	2025
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	60,002	625
Without mortgage collateral	215	7
With mortgage collateral	59,787	618

	2024
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	59,316	789
Without mortgage collateral	208	11
With mortgage collateral	59,108	778

	2023
EUR Million	Gross amount	Of which: impaired
Home purchase loans to families	61,097	924
Without mortgage collateral	215	16
With mortgage collateral	60,882	908
Annual report 2025    841

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The NPL ratio for the residential mortgages portfolio stood at 1.03%, with a reduction of 29 bps, compared to 31 December 2024, mainly due to by portfolio sales, although credit risk registered an increase of 1.2% compared to December 2024.
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
•The average affordability rate is reduce to 22% (24% and 24% in 2024 and 2023, respectively).
•The 94% of the portfolio has a LTV below 80% calculated as total risk/latest available house appraisal.
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
Breakdown of the credit with mortgage guarantee to households for house acquisition, according to the percentage that the total risk represents on the amount of the latest available valuation (loan to value):

	2025
	Loan to value ratio
EUR Million	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount	17,191	20,310	18,811	2,812	663	59,787
Of which impaired	122	158	151	84	103	618
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
Corporate & SME financing
Credit risk with SME and corporates in commercial banking amounted to EUR 99,395 million, lower than December 2024, mainly due to the fall in the portfolio of SMEs of 10.1%. This portfolio accounting for 33% of the total, compared to 41% of CIB's portfolio, which from 2022 includes branches in Europe.
Most of the portfolio corresponds to clients who have been assigned a credit analyst, who performs continuous management of said clients during all phases of the risk cycle. The portfolio is broadly diversified and not concentrated by sector of activity.
The ICO loans that were granted as a result of the pandemic (25,428 million euros) are being repaid normally and there is a balance of EUR 10,857 million, so they now represent only around 3.6% of Santander Spain's total portfolio. During 2025, Santander Spain maintained its support and close engagement with SMEs and the self-employed through the various support lines, which were significantly less material than the post-pandemic programmes (Líneas ICO Empresas y Emprendedores, Línea ICO Internacional y Rehabilitación de vivienda).
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
Annual report 2025    842

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The portfolio’s NPL ratio stood at 4.10% in December 2025. The NPL ratio decreased by 97 bps compared to December 2024, largely due to a proactive effort to reduce the stock of NPLs in the SME portfolio, through proactive management of non-performing exposures supported by portfolio sales and the management of specific cases.
Real estate activity
Santander has specialized teams that are in charge of managing real estate business production and risk areas that cover the entire life cycle of these operations.

The changes in gross property development loans to customers were as follows:

EUR million
	2025	2024	2023
Balance at beginning of year	2,545	2,433	2,327
Foreclosed assets	—	—	(1)
Net variation	441	112	115
Written-off assets	(2)	—	(8)
Balance at end of year	2,984	2,545	2,433

The NPL ratio of this portfolio (considering only the on balance amount) ended the year at 1.04% (compared with 2.28% and 3.04% at December 2024 and 2023, respectively) . The table below shows the distribution of the portfolio. The coverage ratio of the real estate doubtful exposure in Spain stands at 35.48% (36.21% and 39.19% in 2024 and 2023, respectively).

	2025
EUR Million	Gross amount	Excess of gross exposure over maximum recoverable amount of effective collateral	Specific allowance
Financing for construction and property development (including land) (business in Spain)	2,984	211	17
Of which impaired	31	—	11
Memorandum items written-off assets	240	—	—

Memorandum items: Data from the public consolidated balance sheet
2025
EUR Million	Carrying amount
Total loans and advances to customers excluding the Public sector (business in Spain) (Book value)	240,609
Total consolidated assets (Total business) (Book value)	1,867,515
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	1,086
At year-end, the distribution of this portfolio was as follows:

2025
EUR Million	Loans: gross amount
1. Without mortgage guarantee	14
2. With mortgage guarantee	2,970
2.1 Completed buildings	976
2.1.1 Residential	658
2.1.2 Other	318
2.2 Buildings and other constructions under construction	1,981
2.2.1 Residential	1,913
2.2.2 Other	68
2.3 Land	13
2.3.1 Developed consolidated land	9
2.3.2 Other land	4
Total	2,984
Foreclosed properties
At 31 December 2025, the net balance of these assets amounted to EUR 1,898 million (EUR 2,131 million and EUR 2,448 million at 31 December 2024 and 2023, respectively), gross amount of EUR 4,258 million (EUR 4,823 million and EUR 5,506 million at 31 December 2024 and 2023, respectively); recognised allowance of EUR 2,360 million (EUR 2,692 million and EUR 3,058 million at 31 December 2024 and 2023, respectively).

Annual report 2025    843

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2025:

	2025
EUR Million	Gross carrying amount	Valuation adjustments	Of which impairment losses on assets since time of foreclosure	Net Carrying amount
Property assets arising from financing provided to construction and property development companies	3,843	2,144	1,591	1,699
Of which:
Completed buildings	481	324	282	157
Residential	129	71	60	58
Other	352	253	222	99
Buildings under construction	107	49	35	58
Residential	—	—	—	—
Other	107	49	35	58
Land	3,255	1,771	1,274	1,484
Developed land	776	429	260	347
Other land	2,479	1,342	1,014	1,137
Property assets from home purchase mortgage loans to households	334	172	119	162
Other foreclosed property assets	81	44	36	37
Total property assets	4,258	2,360	1,746	1,898
In addition, the Group has shareholdings in entities holding foreclosed assets amounting to EUR 36 million and equity instruments foreclosed or received in payment of debts amounting to EUR 10 million.
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
The gross movement in foreclosed properties were as follows (EUR billion):

	EUR Billion
	2025	2024	2023
Gross additions	0.1	0.1	0.3
Disposals	(0.7)	(0.8)	(1.2)
Difference	(0.6)	(0.7)	(0.9)
Information on the estimation of impairment losses
The detail of Santander Spain exposure and loan-loss reserves associated with each of the stages at 31 December, 2025, 2024 and 2023, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	35,407	171	—	35,578
From A+ to BB	109,001	1,453	—	110,454
From BB- to B-	37,089	8,262	—	45,351
CCC and below	2,189	1,680	5,761	9,630
Total exposureB	183,686	11,566	5,761	201,013
Loan-loss reservesC	382	483	2,204	3,069

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	35,347	110	—	35,457
From A+ to BB	104,197	1,124	—	105,321
From BB- to B-	37,413	8,844	—	46,257
CCC and below	2,084	3,199	6,618	11,901
Total exposureB	179,041	13,277	6,618	198,936
Loan-loss reservesC	340	570	2,953	3,863

Annual report 2025    844

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	46,827	48		46,875
From A+ to BB	101,079	780		101,859
From BB- to B-	33,905	9,789		43,694
CCC and below	1,513	4,517	7,536	13,566
Total exposureB	183,324	15,134	7,536	205,994
Loan-loss reservesC	300	663	2,959	3,922
A.Detail of credit quality ratings calculated for Group management purposes. Excluding the SCIB branches business
B.Total exposure includes loan balances (drawn amounts) and off balance (letters of credit + guarantees) and excludes REPOs, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).

For the estimation of the expected losses, the prospective information is taken into account. Specifically, Santander Spain considers three macroeconomic scenarios, which are updated periodically. The projected evolution for a period of five years of the main macroeconomic indicators used by Santander Spain for estimating expected losses as of 2025, is presented below:

	2026-2030
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate	2.7%	2.5%	2.3%
Unemployment rate	12.1%	9.7%	8.2%
Housing price change	3.3%	4.1%	4.7%
GDP growth	0.2%	1.6%	2.4%
Each macroeconomic scenarios is associated with a given weight. As for its allocation, Santander Spain associates the Base scenario with the highest weight, while associating the lower weights to the most extreme scenarios:

	2025	2024	2023
Pessimistic scenario	30%	30%	30%
Base scenario	40%	40%	40%
Optimistic scenario 1	30%	30%	30%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios, at December 31 2025, is as follows:

	Change in Provision
	Mortgages	Corporates	Others
GDP Growth
-100 bps	8.5%	1.1%	2.1%
+100 bps	(3.6%)	(0.9%)	(1.9%)
Housing price change
-100 bps	8.4%	1.5%	3.4%
+100 bps	(6.7%)	(0.7%)	(1.8%)
Unemployment rate
-100 bps	(6.0%)	(1.5%)	(3.7%)
+100 bps	14.7%	1.8%	4.7%
To determine Stage 2 classification, Santander Spain applies quantitative criteria based on identifying increases in the lifetime PD of an exposure above a relative or absolute threshold. The threshold differs by portfolio depending on the characteristics of the exposures, and an exposure is considered to exceed the threshold when its lifetime PD increases by a set amount compared with the PD at initial recognition. Santander Spain calibrates these thresholds periodically, as described in previous paragraphs. In addition, Santander Spain applies a backstop to the relative threshold across all portfolios. As a result, Santander Spain classifies contracts as Stage 2 when their current PD has increased by more than two times compared with the PD at origination.
Santander Spain also considers specific qualitative criteria that indicate a significant increase in credit risk, regardless of how the PD has evolved since initial recognition. Among other criteria, Santander Spain considers that an exposure shows a significant increase in credit risk when it is more than 30 days past due or when its early warning system so determines.
3.3. United States
Portfolio overview
Santander US’s credit risk stood at EUR 147,303 million at the end of December 2025. It makes up 12.5% of Grupo Santander's total credit risk.
The NPL ratio grew to 4.85% (+14 bps in the year) due to a higher stock of delinquencies and lower portfolio growth, and the cost of risk decreased to 1.63% (-19 bps in the year).
Santander US includes the following business units:
Santander Bank, National Association (SBNA)
In 2025 lending amounted to EUR 45,491 million (representing 4% of the Group's credit risk) and presents a reduction of 15% in 2025, mainly due to the transfer of the CIB portfolio to the New York branch.
The NPL ratio increased to 2.67% (+46 bps vs December 2024, while the cost of risk rose to 0.93% (+2 bps in the year), mainly driven by the Consumer Finance portfolio.
Activity in the individuals segment is primarily focused on auto financing and leasing, as well as credit card origination. During 2025, the teams continued to develop the operating and systems capabilities that will enable the asset product offering to be expanded in the future through the Openbank brand.
The Commercial segment comprises seven business lines, including Commercial Real Estate, Santander Real Estate Capital, Commercial Equipment Vehicle Finance, and Commercial and Industrial. The portfolio shows a slight downward trend in exposure, driven, on the one hand, by a strategy that prioritises risk-adjusted profitability over volume growth and, on the other, by the gradual run-down of the real estate and dealer portfolios.
The credit risk profile of the Commercial Real Estate and dealer portfolios shows some deterioration, mainly due to structural uncertainties affecting these sectors, as well as the impact of an interest-rate environment that remains elevated and developments in commercial and tariff policies, which continue to weigh on the financial capacity of certain customers.
Annual report 2025    845

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Information on the estimation of impairment losses
The detail of Santander Bank, National Association exposure and loan-loss reserves associated with each of the stages at 31 December, 2025, 2024 and 2023 is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	1,622	24	—	1,646
From A+ to BB	7,352	728	—	8,080
From BB- to B-	28,758	4,459	—	33,217
CCC and below	779	861	1,158	2,798
Total exposureB	38,511	6,072	1,158	45,741
Loan-loss reservesC	277	325	202	804

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	4,215	277	—	4,492
From A+ to BB	21,422	930	—	22,352
From BB- to B-	21,899	3,855	—	25,754
CCC and below	33	482	1,130	1,645
Total exposureB	47,569	5,544	1,130	54,243
Loan-loss reservesC	292	364	182	838

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	4,834	76	—	4,910
From A+ to BB	20,468	459	—	20,927
From BB- to B-	25,312	3,439	—	28,751
CCC and below	52	450	894	1,396
Total exposure B	50,666	4,424	894	55,984
Loan-loss reservesC	409	335	141	885
A.Detail of credit quality ratings calculated for Group management purposes.
B.Total exposure includes loan balances (drawn amounts) and off-balance (letters of credit + guarantees) and excludes REPO, FV portfolio, trading portfolio and undrawn commitments.
C.Includes provisions for undrawn authorized lines (loan commitments).
For the estimation of expected losses, prospective information is taken into account. Specifically, Santander Bank, National Association considers four macroeconomic scenarios, which are updated periodically. The evolution projected in 2025 for a period of five years of the main macroeconomic indicators used Santander Bank, National Association to estimate expected losses is presented below:

	2026-2030
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate (annual averaged)	1.8%	2.6%	3.2%	3.0%
Unemployment rate	6.4%	5.0%	4.2%	3.7%
House price change	0.2%	0.7%	1.3%	2.1%
GDP growth	1.7%	1.9%	2.0%	2.7%
Manheim growthA	(0.6%)	(0.1%)	0.3%	0.1%
A. US used vehicle price car index.
Each of the macroeconomic scenarios is associated with a given weight. As for its allocation, Santander Bank, National Association associates the highest weighting to the Base scenario, while associates the lowest weightings to the most extreme scenarios:

	2025	2024	2023
Pessimistic scenario 2	18%	18%	18%
Pessimistic scenario 1	20%	20%	20%
Base scenario	33%	33%	33%
Optimistic scenario	30%	30%	30%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios as of 2025 is as follows:

	Change in Provision
	Mortgages	Corporates	Auto
GDP Growth
-100 bps	13.6%	10.9%	2.8%
+100 bps	(10.6%)	(7.7%)	(2.0%)
Housing price change
-100 bps	26.9%	18.7%	5.0%
+100 bps	(12.9%)	(9.3%)	(2.5%)
Unemployment rate
-100 bps	(41.6%)	(25.9%)	(7.9%)
+100 bps	53.9%	39.5%	11.8%
Manheim index
-100 bps	—	—	1.8%
+100 bps	—%	—%	(1.4%)
For the Stage 2 classification determination, this year SBNA implemented, within the Auto portfolio, a system based on the comparison of PD to determine whether there has been a significant increase in credit risk. SBNA set both relative and absolute thresholds, segmented by the customer’s credit profile, and also established a backstop to the relative threshold. As a result, SBNA will classify as Stage 2 those contracts whose current PD has increased by more than two times compared to their PD at origination.
For the remaining retail portfolios, SBNA uses the FICO (Fair Isaac Corporation) score as a quantitative criterion as a proxy for PD, considering the score at origination and its current value, and setting different limits or cut-off points depending on each portfolio’s characteristics. A significant increase in risk requires changes in the score of around 120 bps and 20 bps.
Annual report 2025    846

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
For wholesale portfolios, SBNA uses the transaction’s rating as a proxy for PD, considering the rating at origination and its current rating, and setting thresholds for different rating bands depending on each portfolio’s characteristics.
In addition, SBNA defines specific qualitative criteria to identify exposures that have recorded a significant increase in credit risk. Among other criteria, Santander Bank, National Association considers that a transaction presents a significant increase in credit risk when it has arrears positions for more than 30 days or when a system of early warning indicators determines it.
Santander Consumer USA Inc.
Santander Consumer USA Inc. (SC USA) presents higher risk indicators than other Santander US units due to the nature of its business, which focuses on auto finance via loans and leasing.
At 31 December 2025, lending amounted to EUR 25,318 million (representing 2.1% of the Group) and presents a decrease of 17.5% regarding December 2024.
Regarding the NPL ratio, it increased to 22.08% (+340 bps in the year); and the cost of risk stood at 6.10% (-51 bps YoY).
NPL coverage ratio fell to 53% (-885 pp in the year), in line with the percentages of transfers from default to bad debts, which are at historically low levels.
The business focuses on optimising the profitability-to-risk relationship through pricing management aligned with each customer’s credit quality and each transaction, while also strengthening dealer processes and the dealer experience. 2025 was marked by uncertainty stemming from tariff policy and fiscal stimulus measures, as well as the end of the exclusivity agreement with Stellantis.
Information on the estimation of impairment losses
The detail of Santander Consumer USA Inc. exposure and loan-loss reserves associated with each of the stages at 31 December 2025, 2024 and 2023, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves by stage
EUR million
	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	54	—	—	54
From BB- to B-	10,167	947	—	11,114
CCC and below	3,577	4,871	5,588	14,036
Total exposure B	13,798	5,818	5,588	25,204
Loan-loss reservesC	419	910	1,688	3,017

Exposure and loan-loss reserves by stage
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	202	—	—	202
From BB- to B-	12,802	451	—	13,253
CCC and below	7,259	4,226	5,729	17,214
Total exposure B	20,263	4,677	5,729	30,669
Loan-loss reservesC	630	1,006	1,908	3,544

Exposure and loan-loss reserves by stage
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	—	—	—	—
From A+ to BB	99	0	—	99
From BB- to B-	12,120	395	—	12,515
CCC and below	6,754	4,237	5,272	16,263
Total exposure B	18,973	4,632	5,272	28,877
Loan-loss reservesC	597	1,019	1,712	3,328
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
The evolution forecasted in 2025 for a period of five years of the main macroeconomic indicators used by in SC USA in the estimation of expected losses is shown below:

	2026-2030
Variables	Pessimistic scenario 2	Pessimistic scenario 1	Base scenario	Optimistic scenario
Interest rate (annual averaged)	1.8%	2.6%	3.2%	3.0%
Unemployment rate	6.4%	5.0%	4.2%	3.7%
House price change	0.2%	0.7%	1.3%	2.1%
GDP growth	1.7%	1.9%	2.0%	2.7%
ManheimA index	(0.6%)	(0.1)	0.3%	0.1%
A. US used vehicle price car index.
Each of the macroeconomic scenarios is associated with a given weight. Santander Consumer USA Inc. associates the highest weighting to the Base scenario, whereas it associates the lowest weightings to the most extreme or acid scenarios:

	2025	2024	2023
Pessimistic scenario 2	18%	18%	18%
Pessimistic scenario 1	20%	20%	20%
Base scenario	33%	33%	33%
Optimistic scenario	30%	30%	30%
Annual report 2025    847

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios at the end of 2025 is as follows:

Change in provision
SC Auto
Manheim index
-100 bps	1.0%
+100 bps	(0.8%)
Unemployment Rate
-100 bps	(4.9%)
+100 bps	7.0%
House Price Change
-100 bps	3.1%
+100 bps	(1.6%)
GDP growth
-100 bps	1.7%
+100 bps	(1.2%)
In relation to the Stage 2 classification determination, SC USA implemented a new system based on the comparison of PDs at origination and current PD, replacing the previous approach based on the FICO (Fair Isaac Corporation) score. SC USA established a set of absolute and relative thresholds, segmented based on the customer’s credit profile. Finally, it introduced a backstop to the relative threshold whereby contracts whose current PD has increased by more than two times compared to their PD at origination are classified as Stage 2.
Additionally, for each portfolio, a series of specific qualitative criteria are defined, which indicate that the exposure has experienced a significant increase in credit risk, regardless of the evolution of its PD since the initial recognition. Among other criteria, the entity considers that a transaction has experienced a significant increase in credit risk when it has past-due positions for more than 30 days. These criteria align with the risk management practices of each portfolio.
3.4. Banco Santander (Brasil) S.A.
Portfolio overview
Santander Brasil's credit risk amounted to EUR 105,410 million, increasing 1% from 2024. Minus the exchange rate effect, it grew by 1.3%. As of December 2025, Santander Brasil accounts for 9% of Grupo Santander's loan book.
The NPL ratio went from 6.14% in December 2024 to 6.82% in December 2025, and the coverage ratio increased from 82.8% to 83.4%.
As of 31 December 2025 loan-loss provisions reached EUR 4,409 million, a 2% year-on-year decrease. Cost of risk increased from 4.51% in 2024 to 4.73% in 2025.
In 2025, the Brazilian economy is moderating compared to the previous year. Several factors drive this performance: reduced fiscal support, a more restrictive monetary policy and a less favourable external environment.
The labour market still shows resilience, which has helped prevent a sharp deterioration in household consumption. However, some indicators suggest that this labour-market momentum is starting to cool, with private-sector employment growth gradually easing.
Inflation is expected to close the year at around 4.8%, with a trend towards further moderation in 2026. A moderate appreciation of the Brazilian real and weaker domestic demand contribute to this price moderation. The Brazilian real exchange rate remains a source of uncertainty, together with public debt sustainability and the need for fiscal adjustments to contain financial imbalances. From a sectoral perspective, the agricultural sector and certain industrial segments continue to provide relevant support, although the overall slowdown and the effects of tighter monetary conditions limit their contribution to aggregate growth.
Against this backdrop, although Brazil retains a relatively solid base — a robust labour market and competitive export sectors —2025 is shaping up as a transition year, with the economy slowing and facing multiple structural challenges (inflation, exchange rate, debt and monetary policy) that condition its performance.
The retail segment (without Consumer Finance), which represents 37% of Santander Brazil's total portfolio, mainly comprises mortgages and credit cards (29% and 26% of the total portfolio, respectively). Thanks to the risk mitigation measures implemented in origination and portfolio management, cost of risk has been kept at 4.7%, despite the high SELIC rate and inflation running above the official target, which reduces individuals’ repayment capacity.
In the SME segment, which represents 11% of total risk exposure, the Bank maintained the restrictive origination measures adopted in recent years, particularly for the higher-risk profiles with weaker performance. Teams continuously review and adjust strategies to keep credit quality within expected levels. Overall, they achieved this during the year, with an acceptable performance of new business indicators.
In Brazil’s corporate segment, 2025 was marked by an uncertain geopolitical backdrop and some weaknesses in the local economy, notably high interest rates that have affected the repayment capacity of more leveraged companies. In this environment, the portfolio’s growth slowed and NPL and cost of risk levels increased.
Annual report 2025    848

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Information on the estimation of impairment losses
The detail of Banco Santander (Brasil) S.A. exposure and loan-loss reserves associated with each of the stages at 31 December 2025, 2024 and 2023, is shown below. In addition, the exposure is divided in four tranches of the Standard & Poor's rating scale, according to their current credit quality:

Exposure and loan-loss reserves
EUR million	2025
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	16,898	1,513	—	18,411
From A+ to BB	29,179	1,253	—	30,432
From BB- to B-	36,089	7,035	—	43,124
CCC and below	1,217	3,801	7,151	12,169
Total exposureB	83,383	13,602	7,151	104,136
Loan-loss reservesC	648	1,128	4,216	5,992

Exposure and loan-loss reserves
EUR million
	2024
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	19,557	970	—	20,527
From A+ to BB	32,824	1,637	—	34,461
From BB- to B-	33,655	5,285	—	38,940
CCC and below	423	2,808	6,382	9,613
Total exposureB	86,459	10,700	6,382	103,541
Loan-loss reservesC	687	860	3,766	5,313

Exposure and loan-loss reserves
EUR million
	2023
Credit quality A	Stage 1	Stage 2	Stage 3	Total
From AAA to AA-	20,670	468	—	21,138
From A+ to BB	38,869	751	—	39,620
From BB- to B-	36,107	4,177	—	40,284
CCC and below	1,153	3,735	7,479	12,367
Total exposureB	96,799	9,131	7,479	113,409
Loan-loss reservesC	722	1,078	4,538	6,338
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
For the expected losses estimation, prospective information is taken into account. Particularly, Santander Brazil considers three macroeconomic scenarios, periodically updated. The evolution for a period of five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows:

	2026-2030
Variables	Pessimistic scenario	Base scenario	Optimistic scenario
Interest rate (annual averaged)	11.5%	10.9%	10.3%
Unemployment rate	8.0%	6.5%	5.4%
House price change	1.1%	5.9%	10.3%
GDP growth	(0.2%)	1.9%	3.8%
Burden income	27.0%	26.8%	26.1%
Each macroeconomic scenario is associated with a given weight. Regarding its assignation, Brazil links the highest weight to the base scenario whilst links the lowest weights to the most extreme scenarios:

	2025	2024	2023
Pessimistic scenario	13%	13%	10%
Base scenario	75%	75%	80%
Optimistic scenario	13%	13%	10%
The sensitivity analysis of the main portfolios expected loss to variations of +/-100 bp for the macroeconomic variables used in the construction of the scenarios is at the end of 2025 as follows:

	Change in provision
	Individuals	SME	Other
GDP growth
-100 bps	1.3%	2.9%	2.6%
+100 bps	(0.7%)	(1.3%)	(1.4%)
Unemployment rate
+100 bps	(1.9%)	(3.8%)	(4.5%)
+100 bps	2.8%	6.2%	6.3%
Interest rate (SELIC)
-100 bps	(0.6%)	(1.6%)	(0.9%)
+100 bps	1.7%	4.0%	3.5%
Regarding the Stage 2 classification determination, Santander Brasil assesses whether the increase in lifetime PD over the expected life of the transaction exceeds the combined effect of an absolute and a relative threshold. These thresholds vary by portfolio, depending on the characteristics of the transactions. A transaction is deemed to breach the threshold when its lifetime PD increases by a specified amount compared to the PD recorded at initial recognition.
The absolute and relative threshold levels are recalibrated periodically and depend on the type of portfolio to which they apply. In addition, Santander Brasil has implemented a backstop to the relative threshold across all portfolios: contracts whose current PD doubles the PD at origination are automatically classified as Stage 2.

Annual report 2025    849

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
4. Other credit risk aspects
4.1. Credit risk by activity in the financial markets
This section covers credit risk from treasury, with money market financing and counterparty risk products to satisfy the needs of customers (especially credit institutions) and the Group.
Counterparty credit risk is defined as the risk that could arise from a total or partial failure to meet the financial obligations entered into with the entity, because a customer may default before the final settlement of the transaction’s cash flows. This risk usually increases the longer the period between the trade date and the settlement date. It is a bilateral credit risk that can affect both parties to the transaction, and its magnitude is uncertain, as it depends on volatile market factors.
Within counterparty credit risk exposure, an additional risk known as wrong-way risk may arise. It occurs when exposure to a portfolio or counterparty increases at the same time as its credit quality deteriorates. In other words, wrong-way risk exists when default risk increases and, as a result, the exposure to the counterparty also increases. Santander has specific models to measure and control this risk.
Settlement risk arises when the settlement of a transaction involves a bilateral exchange of flows or assets between two counterparties. For example, when a counterparty buys dollars in exchange for euros, settlement involves one party delivering euros and receiving an equivalent amount of dollars from the other. Settlement risk is the risk that one of the parties fails to meet its settlement obligations. We have also developed a global infrastructure and specific models to measure this risk.
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
Grupo Santander runs monthly stress tests on derivatives portfolios and securities financing transactions (SFT). These exercises form an integral part of the counterparty credit risk management process. They allow us to assess the resilience of exposures under adverse scenarios and support appropriate identification, measurement and control of the associated risks.
4.2. Concentration risk
Concentration risk control is an essential aspect of Grupo Santander's management. The Group continuously monitors the level of concentration in its credit risk portfolios applying various criteria: geographic areas and countries, economic sectors and groups of customers.
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
Regulatory credit exposure with the 20 largest groups within the scope of large risks represented 5.3% of the outstanding credit risk with customers (lending to customers plus off-balance sheet risks) as of December 2025. While the regulatory credit exposure with the 40 largest groups represents 8.4% of the credit risk.

Annual report 2025    850

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The detail, by activity and geographical area of the Group's risk concentration at 31 December 2025 is as follows:

EUR million
	2025A
	Total	Spain	Other EU countries	America	Rest of the world
Central banks and Credit institutions	326,316	61,256	71,853	119,532	73,675
Public sector	267,765	82,131	62,620	109,109	13,905
Of which:
Central government	239,153	66,479	57,468	101,768	13,438
Other central government	28,612	15,652	5,152	7,341	467
Other financial institutions (financial business activity)	207,044	16,301	50,819	101,600	38,324
Non-financial companies and individual entrepreneurs (non-financial business activity) (broken down by purpose)	447,496	103,836	94,760	188,078	60,822
Of which:
Construction and property development	20,322	4,130	2,090	9,396	4,706
Civil engineering construction	5,128	1,835	1,740	1,468	85
Large companies	291,515	53,841	63,635	127,003	47,036
SMEs and individual entrepreneurs	130,531	44,030	27,295	50,211	8,995
Households – other (broken down by purpose)	543,928	88,602	98,262	142,560	214,504
Of which:
Residential	333,552	61,818	27,030	46,605	198,099
Consumer loans	192,746	19,784	69,670	87,491	15,801
Other purposes	17,630	7,000	1,562	8,464	604
Total	1,792,549	352,126	378,314	660,879	401,230
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
•Our industry experts’ opinion, based on specific details about our exposures and our relationships with customers
Grupo Santander continued to strengthen our ability to analyse potential losses at the highest possible level of granularity by enhancing the methodology and sector projection tools, based on the resilience of each company’s financial statements under different macroeconomic scenarios.
4.4. Sovereign risk and exposure to other public sector entities
Sovereign risk arises from central bank transactions (including regulatory cash reserves), government bonds issued by the Treasury or equivalent bodies (public debt portfolio), and transactions with public-sector entities funded exclusively by a state’s budget revenues and with no commercial activity.
The standard historically applied by Grupo Santander differs from the one used by the EBA in its periodic stress tests. The most significant differences are that the EBA’s approach does not include deposits with central banks, exposures held in insurance companies, or indirect exposures through guarantees or other instruments. By contrast, it does include public administrations more broadly (including regional and local authorities), and not only those of the central government.
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
Annual report 2025    851

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Over recent years, total sovereign risk exposure has remained in line with regulatory requirements and the strategy defined for managing this portfolio. Changes in exposure across countries reflect the liquidity management strategy and hedging of interest rate and foreign exchange risk. International exposure is diversified across countries with different macroeconomic expectations and, consequently, different growth, interest rate and exchange rate scenarios..
At the end of December 2025, Grupo Santander´s local sovereign exposure, in currencies other than the official currency of the country of issuance, is not significant (EUR 4,908 million, 1.2% of total sovereign risk) according to our management criteria. Furthermore, exposure to non-local sovereign issuers involving cross-border risk is even less significant2 (EUR 17,002 million, 4.0% of total sovereign risk). Sovereign exposure in Latin America is mostly in local currency, and is recognised in the local accounts and concentrated in short- term maturities.
Our investment strategy for sovereign risk considers country’s credit quality to set the maximum exposure limits. The following table shows the percentage of exposure by ratingA:

Exposure distribution by rating
	2025	2024	2023
AAA	18%	21%	18%
AA	17%	18%	19%
A	43%	41%	41%
BBB	14%	11%	12%
Less than BBB	9%	9%	10%
A.Internal ratings are applied.
Sovereign exposure at the end of December 2025 is shown in the table below (data in million euros):

	2025					2024
	Portfolio
	Financial assets held for trading and Financial assets designated as FV with changes in results	Financial assets at fair value through other comprehensive income	Financial assets at amortised cost	Non-trading financial assets mandatory at fair value through profit or loss	Total net direct exposure	Total net direct exposure
Spain	3,852	112	58,044	—	62,008	56,293
Portugal	(659)	1,199	6,767	—	7,307	7,652
Italy	2,875	440	12,557	—	15,872	12,915
Greece	—	—	—	—	—	—
Ireland	(38)	—	—	—	(38)	—
Rest Eurozone	3,684	254	10,443	—	14,381	6,212
UK	907	1,001	5,687	—	7,595	8,772
Poland	1,141	6,339	13,333	—	20,813	14,286
Rest of Europe	8	—	526	—	534	954
US	4,783	4,320	15,943	—	25,046	24,926
Brazil	8,089	9,533	8,543	—	26,165	26,641
Mexico	10,663	7,652	7,599	—	25,914	21,642
Chile	676	2,666	5,254	—	8,596	6,900
Rest of America	2,593	1,654	2,151	—	6,398	4,431
Rest of the World	211	17	4,128	—	4,356	7,003
Total	38,785	35,187	150,975	—	224,947	198,627
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
This policy also sets down rigorous criteria for evaluating, classifying and monitoring forbearances to support the strictest possible care and diligence in recovering due amounts. Thus, it dictates that Santander must adapt payment obligations to customers' current circumstances. Our forbearance policy also defines classification criteria to support Grupo Santander recognizes risks appropriately.
Forbearances must remain classified as non-performing or in watch-list for a prudential period for reasonable certainty of repayment. In no case will repayments be used to delay the immediate recognition of losses or so that their use distorts the timely recognition of the risk of non-payment.
Annual report 2025    852

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
At 31 December 2025, forbearance stock fell again and stood at EUR 25,235 million, due to the good payment behaviour in the main geographies. In terms of credit quality, 53% of the loans is classified as credit impaired, with a coverage ratio of 41%. In addition, 47% of the portfolio is classified as performing.
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
2025
	Total
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	14	6	9	7	5	—	8
Other financial institutions and: individual shareholder	933	94	462	182	117	15	94
Non-financial institutions and individual shareholder	489,192	5,095	42,700	5,596	3,271	923	2,713
Of which financing for constructions and property development	249	21	523	739	695	4	75
Other warehouses	3,000,071	4,556	515,253	9,699	3,752	3,777	3,665
Total	3,490,210	9,751	558,424	15,484	7,145	4,715	6,480
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	13,499	261	4,630	566	406	14	171

Current refinancing and restructuring balances
Amounts in EUR million, except number of transactions that are in units
2025
Of which, non-performing/Doubtful
	Without real guarantee		With real guarantee
					Maximum amount of the actual collateral that can be considered		Impairment of accumulated value or accumulated losses in fair value due to credit risk
	Number of transactions	Gross amount	Number of transactions	Gross amount	Real estate guarantee	Rest of real guarantees
Credit entities	—	—	—	—	—	—	—
Public sector	5	2	9	7	5	—	8
Other financial institutions and: individual shareholder	579	50	259	75	22	11	89
Non-financial institutions and individual shareholder	296,008	2,901	26,767	2,585	1,166	420	2,420
Of which financing for constructions and property development	167	3	264	156	115	4	50
Other warehouses	1,620,343	2,401	296,470	5,313	1,730	2,232	2,991
Total	1,916,935	5,354	323,505	7,980	2,923	2,663	5,508
Financing classified as non-current assets and disposable groups of items that have been classified as held for sale	6,901	120	1,720	235	110	5	145
Annual report 2025    853

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
In 2025, the amortised cost of financial assets whose contractual cash flows were modified during the year when the corresponding loss adjustment was valued at an amount equal to the expected credit losses over the life of the asset amounted to EUR 3,031 million (3,940 million in 2024), without these modifications having a material impact on the income statement. Also, during 2025, the total of financial assets that have been modified since the initial recognition, and whose correction for expected loss has gone from being valued during the entire life of the asset to the following twelve months, amounts to EUR 2,092 million (2,950 million in 2024).
The transactions presented in the foregoing tables were classified at 31 December 2025 by nature, as follows:
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
•Performing: Operations not classifiable as non-performing will be classified within this category. Operations will also be classified as normal if they have been reclassified from the non-performing category for complying with the specific criteria detailed below:
•A period of a year must have passed from the refinancing or restructuring date.
•The owner must have paid for the accrued amounts of the capital and interests, thus reducing the rearranged capital amount, from the date when the restructuring of refinancing operation was formalised.
•The owner must not have any other operation with amounts past due by more than 90 consecutive days of material delay on the date of the reclassification to the normal risk category.
Attending to the credit attention 47% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (47% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 26% of the total forborne loan portfolio and 41% of the non-performing portfolio).

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
Annual report 2025    854

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
The balance sheet items in the Group’s consolidated position that are subject to market risk are shown below, distinguishing those positions for which the main risk metric is VaR from those for which risk monitoring is carried out using other metrics:

Risk metric values on the consolidated balance sheet
EUR million
		Main market risk metric
	Balance sheet amount	VaR	Other	Main risk factor for 'Other' balance
Assets subject to market risk
Cash, cash balances at central banks and other deposits on demand	152,281		152,281	Interest rate
Financial assets held for trading	252,318	252,318
Non-trading financial assets mandatorily at fair value through profit or loss	7,761	5,815	1,946	Interest rate, spread
Financial assets designated at fair value through profit or loss	8,046	—	8,046	Interest rate, spread
Financial assets designated at fair value through other comprehensive income	74,612	2,281	72,331	Interest rate, spread
Financial assets at amortized cost	1,202,689		1,202,689	Interest rate, spread
Hedging derivatives	3,931		3,931	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest risk	50		50	Interest rate
Other assets	165,827
Total assets	1,867,515

Liabilities subject to market risk
Financial liabilities held for trading	171,546	171,546
Financial liabilities designated at fair value through profit or loss	42,148	—	42,148	Interest rate, spread
Financial liabilities at amortized cost	1,421,184		1,421,184	Interest rate, spread
Hedging derivatives	4,248		4,248	Interest rate, exchange rate
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	49		49	Interest rate
Other liabilities	115,592
Total liabilities	1,754,767
Equity	112,748
Annual report 2025    855

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The following table displays the latest and average VaR values at 99% by risk factor over the last three years. It also shows the minimum and maximum VaR values in 2025 and 97.5% ES at the end of December 2025:

VaR statistics and expected shortfall by risk factorA
EUR million. VaR at 99% and ES at 97.5% with one day time horizon
	2025					2024		2023
	VaR (99%)				ES (97.5%)	VaR		VaR
	Min	Average	Max	Latest	Latest	Average	Latest	Average	Latest
Total Trading	9.6	17.6	29.2	18.7	16.9	17.1	18.7	11.7	13.5
Diversification effect	(10.7)	(21.0)	(59.3)	(17.7)	(18.9)	(19.8)	(27.3)	(14.9)	(17.1)
Interest rate	11.2	16.5	23.0	15.3	16.4	17.0	20.2	12.2	11.1
Equities	2.4	6.5	10.8	8.1	7.5	6.0	9.5	3.2	6.0
Exchange rate	3.3	7.4	37.5	6.3	5.8	5.8	5.9	5.3	4.8
Credit spread	3.2	5.7	10.2	4.8	4.8	4.9	5.3	4.3	6.1
Commodities	0.2	2.5	7.0	1.9	1.3	3.2	5.1	1.6	2.6

Total Europe	9.6	15.0	28.2	13.2	13.2	12.7	16.0	9.4	11.8
Diversification effect	(8.9)	(18.0)	(32.4)	(15.9)	(17.8)	(15.4)	(18.4)	(10.5)	(13.8)
Interest rate	9.0	13.3	19.2	11.4	13.3	12.0	14.4	9.1	8.2
Equities	2.7	6.4	11.0	7.4	7.1	5.9	8.8	2.8	5.8
Exchange rate	3.7	7.3	19.7	5.3	5.7	5.1	5.8	3.5	5.2
Credit spread	3.0	5.8	10.4	4.9	4.8	4.9	5.3	4.3	6.1
Commodities	0.1	0.2	0.3	0.1	0.1	0.2	0.1	0.2	0.3

Total North America	3.7	5.8	8.9	5.5	5.3	6.9	6.4	4.0	5.0
Diversification effect	(0.4)	(1.7)	(6.3)	(1.6)	(1.8)	(1.1)	(0.8)	(0.7)	(0.5)
Interest rate	3.8	5.9	8.8	4.8	4.9	6.9	6.6	3.7	5.0
Equities	0.1	0.8	3.2	1.0	1.0	0.2	0.1	0.2	0.0
Exchange rate	0.2	0.8	3.2	1.3	1.2	0.9	0.5	0.8	0.5

Total South America	3.2	7.6	16.5	5.8	5.9	9.0	9.5	7.3	7.0
Diversification effect	(0.3)	(5.2)	(28.7)	(8.7)	(6.2)	(6.9)	(5.5)	(6.2)	(6.6)
Interest rate	2.8	7.2	18.1	4.0	3.8	8.8	6.5	7.3	5.6
Equities	0.2	1.5	7.2	2.2	2.3	1.2	2.1	1.4	2.4
Exchange rate	0.4	1.6	12.9	6.5	4.7	2.7	1.3	3.2	3.0
Commodities	0.1	2.5	7.0	1.8	1.3	3.2	5.1	1.6	2.6
A. In South and North America, VaR levels of credit spreads and commodities are not shown separately due to their low or null materiality.
VaR at the end of December (EUR 18.7 million) was only EUR 0.03 million lower compared to the end of 2024, reflecting sustained high market volatility, ongoing geopolitical risk and concerns over inflation trends, which could pick up again as a result of new US trade policies.
By risk factor, average VaR (EUR 17.6 million) higher across several risk factors, especially for foreign exchange, with high market volatility for certain currencies such as the US dollar and the Argentine peso. Temporary spikes in VaR across the different factors generally reflect isolated increases in market price volatility rather than significant changes in positions.
By region, average VaR was higher than the 2024 average in Europe, mainly due to interest rate and foreign exchange risk factors, while it was lower in North America and South America.
Backtesting
Actual losses can differ from predicted losses because of the VaR’s limitations. Grupo Santander measures the accuracy of the VaR calculation model to make sure it is reliable. The most important tests Grupo Santander runs involve backtesting:
•In hypothetical P&L backtesting and for the total portfolio, two exceptions (a daily loss higher than VaR or a daily gain higher than VaE) were observed in 2025 for VaR at a 99% confidence level, on 9 and 11 April, as a result of high market volatility, mainly driven by uncertainty over the potential impact of new US trade policies.
•The exceptions observed in the past year are consistent with the assumptions of the VaR calculation model.
Annual report 2025    856

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
3. Structural balance sheet risks
3.1. Main aggregates and variations
Consistent with previous years, the market risk profile of Grupo Santander’s balance sheet remained moderate in 2025 in terms of asset, shareholders’ equity and NII volumes.
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
In general, the structural VaR of Grupo Santander total assets and equity is minor.

Structural VaR
EUR million. Structural VaR 99% with a temporary horizon of one day.
	2025				2024		2023
	Min	Average	Max	Latest	Average	Latest	Average	Latest
Structural VaR	598.5	662.9	751.9	690.1	747.7	687.5	705.0	749.5
Diversification effect	(155.9)	(258.4)	(265.6)	(206.6)	(386.4)	(268.6)	(416.6)	(444.7)
VaR Interest RateA	158.3	177.3	205.8	177.6	412.0	235.2	348.4	380.2
VaR Exchange Rate	486.0	597.7	648.7	572.4	571.7	594.4	580.4	642.9
VaR Equities	110.1	146.3	163.0	146.7	150.4	126.5	192.8	171.1
A. Includes credit spread VaR on ALCO portfolios.
Structural interest rate risk
•Europe
At the end of December, net interest income (NII) for our main balance sheets showed positive sensitivity to interest rate increases. As of the same date, the economic value of equity (EVE) showed negative sensitivity to interest rate increases.
At the end of December 2025, under the scenarios previously described, the most significant NII sensitivity risk was concentrated in the euro, at EUR 561 million; the pound sterling, EUR 169 million; the Polish złotyr, EUR 51 million; and the US dollar, EUR 50 million, all linked to interest rate cut risk.
The most significant risk to the economic value of equity was concentrated in the euro yield curve, at EUR 1,087 million; in pound sterling, at EUR 614 million; the Polish złoty, at EUR 275 million euros; and the US dollar, at EUR 104 million euros, all linked to interest rate rise risk.
Exposure was moderate in relation to annual budget and capital levels in 2025.
•North America
At the end of December, net interest income (NII) for our North America balance sheets showed positive sensitivity to interest rate increases in the United States, while showing negative sensitivity to the same scenario in Mexico. In both cases, the economic value of equity (EVE) showed negative sensitivity to interest rate increases.
Exposure was moderate in relation to annual budget and capital levels in 2025.
At the end of December 2025, significant risk to NII was mainly in the US and amounted to EUR 49 million.
The most significant risk to EVE was in the US and amounted to EUR 570 million.
•South America
EVE and NII on our main South American balance sheets are generally positioned for interest rate cuts.
Annual report 2025    857

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
In 2025, exposure across all countries remained moderate in relation to the annual budget and capital levels.
At the end of December, the most significant risk to NII was mainly in Brazil (EUR 57 million).
Most significant risk to EVE was recorded in Brazil (EUR 257 million) and in Chile (EUR 225 million).
Structural foreign currency rate risk/results hedging
Grupo Santander's structural FX risk stems mainly from the income and hedging of foreign currency transactions for permanent financial investments. In the dynamic management of this risk, Grupo Santander aims to limit the impact of FX rate movements on the core capital ratio. In 2025, the hedged of the different currencies that have an impact on our core capital ratio was close to 100%.
In December 2025, the largest permanent exposures (with their potential impact on equity) were, in this order, in pound sterling, US dollars, Brazilian reais, Mexican pesos, Polish zlotys and Chilean pesos.
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
At the end of December 2025, the equities and shareholdings in the banking book were diversified among Spain, China, Morocco, Poland and other countries. Most of them invest in the financial and insurance sectors. Grupo Santander has minor equity exposure to property and other sectors.
Structural equity positions are exposed to market risk. The Group calculates its VaR with a set of market prices and proxies. At the end of the year 2025, VaR at a 99% confidence level over a one-day horizon was EUR 147 million (EUR 127 million and EUR 171 million in 2024 and 2023, respectively).
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
•Reports on compliance with risk appetite limits and exceptions, if any, to governing bodies.
•Provides a consolidated view of liquidity risk exposures and liquidity risk profile.
•Confirms the existence of adequate liquidity procedures to manage the business within the limits of risk appetite.
Annual report 2025    858

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The effective application of these principles by all institutions comprising the Group required the development of a unique management framework built upon three fundamental pillars:
•A solid organisational and governance model that supports the involvement of the subsidiaries’ senior management in decision-taking and its integration into the Group’s global strategy. The decision-making process for all structural risks, including liquidity and funding risk, is carried out by local Asset and Liability Committees (ALCOs) in coordination with the global ALCO, which is the body empowered by the Bank's board in accordance with the corporate Asset and Liability Management (ALM) framework.
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
i. Liquidity risk measurement
Grupo Santander uses the Basel regulatory definition and calculates a set of metrics and stress scenarios in relation to intraday liquidity risk to maintain a high level of management and control. On the one hand, the regulatory liquidity metrics (LCR, NSFR) are prepared following the regulatory criteria established in the CRR 2 and CRD IV. Regarding internal metrics, liquidity scenarios are determined using a combination of behavioral observation in actual liquidity crises occurred at other banks, regulatory assumptions and expert judgment.
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
Annual report 2025    859

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
Below is a breakdown of the Group's liquid assets composition according to the criteria established in the supervisory prudential information (Commission Implementing Regulation (EU) 2017/2114 of 9 November 2017) for the determination of high-quality liquid assets for the calculation of the LCR ratio (HQLA):

EUR million
	2025	2024	2023
	Amount weighted applicable	Amount weighted applicable	Amount weighted applicable
High-quality liquid assets-HQLAs
Cash and reserves available at central banks	150,883	188,745	217,935
Marketable assets Level 1	173,744	150,912	119,043
Marketable assets Level 2A	5,726	4,696	4,236
Marketable assets Level 2B	7,584	6,951	6,814
Total high-quality liquid assets	337,937	351,304	348,028

EUR million
	2025	2024	2023
High-quality liquid assets-HQLAs (numerator)	301,618	315,524	348,028
Total net cash outflows (denominator)	208,388	206,889	209,892
Cash outflows	287,044	278,760	282,982
Cash inflows	78,656	71,871	73,090
Consolidated LCR ratio (%)	145%	153%	166%
Group LCR ratio (%)	155%	168%
NSFR ratio (%)	126%	126%	123%
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
Annual report 2025    860

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
The residual maturities of the liabilities associated with the assets and guarantees received and committed are presented below, as of 31 of December of 2025 (EUR billion):

Residual maturities of the liabilities	Unmatured	<=1month	>1 month <=3 months	>3 months <=12 months	>1 year <=2 years	>2 years <=3 years	3 years <=5 years	5 years <=10 years	>10 years	Total
Committed assets	24.2	50.7	14.1	38.4	38.8	29.5	37.7	36.3	36.6	306.4
Guarantees received committed	2.2	85.2	28.2	61.8	4.0	0.8	1.9	1.1	—	185.2
The reported Group information as required by the EBA at 2025 year-end is as follows:

On-balance-sheet encumbered assets
EUR billion
	Carrying amount of encumbered assets	Fair value of encumbered assets	Carrying amount of unencumbered assets	Fair value of unencumbered assets
Loans and advances	152.5		1,149.4
Equity instruments	11.4	11.4	18.7	—
Debt securities	117.9	118.5	182.2	180.7
Other assets	23.1		212.4
Total assets	304.9		1,562.7

Encumbrance of collateral received
EUR billion
	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	185.2	70.3
Loans and advances	0.5	—
Equity instruments	12.2	7.1
Debt securities	172.5	63.1
Other collateral received	—	0.1
Own debt securities issued other than own covered bonds or ABSs	1.4	1.1

Encumbered assets and collateral received and matching liabilities
EUR billion
	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	472.0	491.5
On-balance-sheet encumbered assets amounted to EUR 304,923 million, of which close to 50% are loans (mortgage loans, corporate loans, etc.). Guarantees received committed amounted to EUR 185,160 million, relating mostly to debt securities received as security in asset purchase transactions and re-used.
Taken together, these two categories represent a total of EUR 491,519 million of encumbered assets, which give rise to EUR 472,045 million matching liabilities.
As of December 2025, total asset encumbrance in funding operations represented 23.1% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 2,122,932 million), similar to December 2024.

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
Annual report 2025    861

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
•Reviewing and challenging the execution of capital actions proposed in line with capital planning and risk appetite.
Grupo Santander commands a sound solvency position, above the levels required by regulators and by the European Central bank.
Regulatory capital
At 31 December 2025, at a consolidated level, the Group must maintain a minimum capital ratio of 9.84% of CET1 ( 4.50% being the requirement for Pillar I, 0.98% being the requirement for Pillar 2R (requirement), 2.50% being the requirement for capital conservation buffer, 1.25% being the requirement for global systemically entity (D-SIB), 0.55% being the requirement for anti-cyclical capital buffer) and a systemic risk requirement of 0.05%
Grupo Santander must also maintain a minimum capital ratio of 11.66% of tier 1 and a minimum total ratio of 14.10%.
In 2025, the solvency target set was achieved. Santander’s CET1 ratio stood at 13.46%1 at the close of the year, demonstrating its organic capacity to generate capital. The key regulatory capital figures are indicated below:

Reconciliation of accounting capital with regulatory capital
EUR million
	2025	2024	2023
Subscribed capital	7,345	7,576	8,092
Share premium account	36,792	40,079	44,373
Reserves	84,700	76,568	69,278
Treasury shares	(96)	(68)	(1,078)
Attributable profit	14,101	12,574	11,076
Approved dividendC	(1,698)	(1,532)	(1,298)
Shareholders’ equity on public balance sheet	141,144	135,197	130,443
Valuation adjustments	(37,973)	(36,596)	(35,020)
Non-controlling interests	9,578	8,726	8,818
Total Equity on public balance sheet	112,748	107,327	104,241
Goodwill and intangible assets	(15,037)	(16,098)	(17,313)
Eligible preference shares and participating securities	9,645	10,371	9,002
Accrued dividendC	(1,827)	(1,611)	(1,471)
Other adjustmentsA	(11,146)	(9,817)	(8,717)
Tier 1B	94,383	90,172	85,742
A.Fundamentally for non-computable non-controlling interests and deductions and reasonable filters in compliance with CRR.
B.Figures calculated by applying the transitional provisions of CRR 3.
C.Assumes 25% of underlying profit, see note 4.a for proposed distribution of results.

Note: Certain figures presented in this capital note have been rounded for ease of presentation. Consequently, the amounts corresponding to the rows or columns of totals in the tables presented in this note may not coincide with the arithmetic sum of the concepts or items that make up the total.

1 Data calculated applying the transitional provisions of CRR 3.
The following table shows the capital coefficients and a detail of the eligible internal resources of the Group:

Capital coefficients
EUR million
	2025	2024	2023
Level 1 ordinary eligible capital (EUR million)	84,739	79,800	76,741
Level 1 additional eligible capital (EUR million)	9,645	10,371	9,002
Level 2 eligible capital (EUR million)	17,460	18,418	16,497
Risk-weighted assets (EUR million)	629,430	624,503	623,731
Level 1 ordinary capital coefficient (CET 1)	13.46%	12.78%	12.30%
Level 1 additional capital coefficient (AT1)	1.53%	1.66%	1.45%
Level 1 capital coefficient (TIER1)	15.00%	14.44%	13.75%
Level 2 capital coefficient (TIER 2)	2.77%	2.95%	2.64%
Total capital coefficient	17.77%	17.39%	16.39%

Eligible capital
EUR million
	2025	2024	2023
Eligible capital
Common Equity Tier I	84,739	79,800	76,741
Capital	7,345	7,576	8,092
(-) Treasure shares and own shares financed	(1,892)	(1,694)	(2,847)
Share Premium	36,792	40,079	44,373
Reserves	84,663	76,608	68,721
Other retained earnings	(39,918)	(38,617)	(35,038)
Minority interests	9,037	8,479	6,899
Profit net of dividends	10,576	9,431	8,307
Deductions	(21,863)	(22,061)	(21,766)
Goodwill and intangible assets	(15,037)	(15,957)	(17,220)
Others	(6,826)	(6,104)	(4,546)
Additional Tier I	9,645	10,371	9,002
Eligible instruments AT1	8,937	9,725	8,461
AT1-excesses-subsidiaries	708	645	541
Tier II	17,460	18,418	16,497
Eligible instruments T2	17,754	18,869	17,101
Excess IRB provision on PE	—	—	76
T2-excesses - subsidiaries	(294)	(450)	(680)
Total eligible capital	111,845	108,589	102,240
Note: Banco Santander, S.A. and its affiliates had not taken part in any State aid programmes.
Annual report 2025    862

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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

EUR million
	2025	2024	2023
Leverage
Level 1 Capital	94,385	90,170	85,742
Exposure	1,924,349	1,885,572	1,826,922
Leverage Ratio	4.90%	4.78%	4.69%
Global systemically important banks
Grupo Santander is one of 29 banks designated as global systemically important banks (G-SIBs).
The designation as a globally systemic entity comes from a measurement established by the regulators (FSB and BCBS) that they have implemented based on five indicators (size, interjurisdictional activity, interconnection with other financial entities, substitutability and complexity). The list uses data as of the end of 2024 and is based on a methodology agreed in July 2018 and implemented for the first time in the assessment of G-SIBs as of the end of 2021, incorporating, among other things, an additional score considering the Member States of the SRM as a single jurisdiction.
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
The fact that Grupo Santander has to comply with these requirements makes it a more solid bank than its domestic rivals.
Annual report 2025    863

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
55. Additional disclosures
This note includes relevant information about additional disclosure requirements.
55.1 Parent company financial statements
Following are the summarized balance sheets of Banco Santander, S.A. as of 31 December 2025, 2024 and 2023. In the financial information of the Parent company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost. As of 31 December 2025 we have reclassified assets associated with the businesses held for sale in Poland from 'Investment in affiliated companies' to 'Non-current assets held for sale' under the 'Other assets' item. See note 3 above.

EUR million
CONDENSED BALANCE SHEETS (Parent company only)	31 December 2025	31 December 2024	31 December 2023
Assets
Cash and due from banks	144,292	157,665	172,524
Of which:
To bank subsidiaries	11,517	5,952	6,834
Trading account assets	154,939	135,758	102,296
Investment securities	91,217	77,230	63,325
Of which:
To bank subsidiaries	13,607	16,191	16,137
To non-bank subsidiaries	1,697	1,005	1,229
Net loans and leases	323,253	301,937	298,068
Of which:
To non-bank subsidiaries	23,340	21,127	22,435
Investment in affiliated companies	98,317	100,045	99,326
Of which:
To bank subsidiaries	71,796	74,624	74,016
To non-bank subsidiaries	26,521	25,421	25,310
Premises and equipment, net	5,825	6,219	6,368
Other assets	18,941	15,986	15,435
Total assets	836,784	794,840	757,342

Liabilities
Deposits	415,898	393,787	398,374
Of which:
To bank subsidiaries	8,773	6,645	7,832
To non-bank subsidiaries	26,412	19,176	14,610
Short-term debt	129,462	88,263	70,771
Long-term debt	114,756	137,549	129,258
Total debt	244,218	225,812	200,029
Of which:
To bank subsidiaries	3,994	100	—
To non-bank subsidiaries	1,363	2,428	1,816
Other liabilities	94,325	96,909	84,065
Total liabilities	754,441	716,508	682,468

Stockholders' equity
Capital stock	7,345	7,576	8,092
Retained earnings and other reserves	74,998	70,756	66,782
Total stockholders' equity	82,343	78,332	74,874

Total liabilities and Stockholders’ Equity	836,784	794,840	757,342
Annual report 2025    864

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following are the condensed statements of income of Banco Santander, S.A. for the years ended 31 December 2025, 2024 and 2023. Results associated with the businesses held for sale in Poland have been reclassified to 'Income/(charges) after tax from discontinued operations' for all periods presented. See note 3 above.

EUR million
	Year ended
CONDENSED STATEMENTS OF INCOME (Parent company only)	31 December 2025	31 December 2024	31 December 2023
Interest income	31,363	34,752	31,854
Interest from earning assets	25,293	27,639	23,049
Dividends from affiliated companies	6,070	7,113	8,805
Of which:
From bank subsidiaries	5,029	6,248	7,790
From non-bank subsidiaries	1,041	865	1,015
Interest expense	(18,170)	(20,112)	(16,204)
Interest income / (charges)	13,193	14,640	15,650
Provision for credit losses	(1,162)	(1,334)	(1,372)
Interest income / (charges) after provision for credit losses	12,031	13,306	14,278
Non-interest income	6,981	5,502	4,777
Non-interest expense	(7,848)	(8,552)	(9,662)
Income before income taxes	11,164	10,256	9,393
Tax expense or income from continuing operations	(1,073)	(1,091)	(533)
Income/ (charges) for the period from continuing operations	10,092	9,167	8,860
Income/ (charges) after tax from discontinued operations	1,021	935	378
Net income	11,113	10,101	9,239
Annual report 2025    865

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following are the condensed statements of comprehensive income of Banco Santander, S.A. for the years ended 31 December 2025, 2024 and 2023:

EUR million
	Year ended
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	31 December 2025	31 December 2024	31 December 2023
NET INCOME	11,113	10,101	9,239
OTHER COMPREHENSIVE INCOME	(79)	730	(57)
Items that may be reclassified subsequently to profit or loss	(101)	305	276
Hedges of net investments in foreign operations (effective portion)	283	—	—
Revaluation gains (losses)	283	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Debt instruments at fair value with changes in other comprehensive income	(27)	28	104
Revaluation gains (losses)	36	(55)	65
Amounts transferred to income statement	(63)	84	39
Other reclassifications	—	—	—
Cash flow hedges:	(100)	409	284
Revaluation gains/(losses)	(79)	140	(70)
Amounts transferred to income statement	(21)	269	354
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations	—	—	—
Exchange differences	(299)	—	—
Revaluation gains (losses)	(299)	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Non-current assets held for sale	—	—	—
Income tax	42	(132)	(112)
Items that will not be reclassified to profit or loss	21	425	(333)
Actuarial gains/(losses) on pension plans	30	(16)	(14)
Other recognised income and expense of investments in subsidiaries, joint ventures and associates	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income	100	262	(250)
Gains or losses resulting from the accounting for hedges of equity instruments measured at fair value through other comprehensive income, net	—	—	—
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedged item)	(76)	20	(31)
Changes in the fair value of equity instruments measured at fair value through other comprehensive income (hedging instrument)	76	(20)	31
Changes in the fair value of financial liabilities at fair value through profit or loss attributable to changes in credit risk	(136)	247	(107)
Income tax relating to items that will not be reclassified	27	(68)	38
TOTAL COMPREHENSIVE INCOME	11,034	10,831	9,182
Annual report 2025    866

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended 31 December 2025, 2024 and 2023.

EUR million
	Year ended
CONDENSED CASH FLOW STATEMENTS (Parent company only)	31 December 2025	31 December 2024	31 December 2023
1. Cash flows from operating activities
Consolidated profit	11,113	10,101	9,239
Adjustments to profit	(1,119)	(4,439)	(3,746)
Net increase/decrease in operating assets	(60,570)	(63,686)	(6,765)
Net increase/decrease in operating liabilities	41,113	27,480	(6,880)
Reimbursements/payments of income tax	(862)	(591)	(360)
Total net cash flows from operating activities (1)	(10,325)	(31,135)	(8,512)

2. Cash flows from investing activities
Investments (-)	(4,231)	(2,915)	(5,458)
Divestments (+)	9,210	9,544	10,880
Total net cash flows from investment activities (2)	4,979	6,629	5,422

3. Cash flows from financing activities
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	578	485	649
Acquisition of own equity instruments	(3,865)	(3,740)	(2,974)
Issuance of debt securities	1,852	5,625	5,636
Redemption of debt securities	(8,310)	(3,615)	(1,813)
Dividends paid	(3,341)	(3,017)	(2,261)
Issuance/Redemption of equity instruments	—	(751)	—
Other collections/payments related to financing activities	(141)	(300)	(166)
Total net cash flows from financing activities (3)	(13,227)	(5,313)	(929)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(4,099)	2,256	(1,044)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(22,671)	(27,563)	(5,063)
Cash and cash equivalents at beginning of period	97,457	125,020	130,083
Cash and cash equivalents at end of period	74,786	97,457	125,020
55.2 Preference shares and preferred securities
The following table shows the balance of the preference shares and preferred securities as of 31 December 2025, 2024 and 2023:

EUR million
	2025	2024	2023
Preference shares	201	211	202
Preferred securities	10,103	9,821	9,081
Total	10,304	10,032	9,283
Both preference shares and preferred securities are recorded under the 'Financial liabilities at amortized cost - Subordinated Liabilities' caption in the consolidated balance sheet as of 31 December 2025, 2024 and 2023.
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
Annual report 2025    867

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed for by third parties outside the Group.
Santander Finance Preferred, S.A. (Unipersonal)- issuer of registered securities guaranteed by Banco Santander, S.A. until November 2017, merged in that month with Banco Santander, S.A.
For further information, see note 23.c. 'Subordinated liabilities-other disclosures'.

	Outstanding at 31 December 2025
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (A)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option

	Outstanding at 31 December 2025
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate		Maturity date

Banco Santander, S.A., January 2020	Euro	1,032.4	4.375%	(B)	Perpetuity
Banco Santander, S.A., May 2021	US Dollar	999.9	4.750%	(C)	Perpetuity
Banco Santander, S.A., May 2021	Euro	749.2	4.125%	(D)	Perpetuity
Banco Santander, S.A., September 2021	Euro	994.0	3.625%	(E)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,149.0	9.625%	(F)	Perpetuity
Banco Santander, S.A., November 2023	US Dollar	1,349.7	9.625%	(G)	Perpetuity
Banco Santander, S.A., May 2024	Euro	1,500.0	7.00%	(H)	Perpetuity
Banco Santander, S.A., August 2024	US Dollar	1,494.5	8.00%	(I)	Perpetuity
Banco Santander, S.A., July 2025	Euro	1,500.0	6.00%	(J)	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal), September 2004	Euro	143.8	€CMS 10 + 0.05% subject to a maximum distribution of 8% per annum		Perpetuity

A.From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
B. Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.375% interest rate is set for the first six years. After that, it will be reviewed every 5 years by applying a margin of 453.4 basis point on the 5-year mid-swap rate.
C.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.750% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 375.3 basis points over the 5-year UST rate.
D.Payment is subject to certain conditions and to the discretion of Banco Santander. The 4.125% interest rate is set for the first seven years, revised every 5 years thereafter by applying a margin of 431.1 basis points over the applicable 5-year Euro mid-swap.
E. Payment is subject to certain conditions and to the discretion of Banco Santander. The 3.625% interest rate is set for the first eight years, revised every 5 years thereafter by applying a margin of 376 basis points over the 5-year mid-swap rate.
F. Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first five years and six months, revised every 5 years thereafter by applying a margin of 530.6 basis points on the 5-year UST rate.
G. Payment is subject to certain conditions and to the discretion of Banco Santander. The 9.625% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 529.8 basis points on the 5-year UST rate.
H. Payment is subject to certain conditions and to the discretion of Banco Santander. The 7.00% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 443.2 basis points on the 5-year mid-swap rate.
I. Payment is subject to certain conditions and to the discretion of Banco Santander. The 8.00% interest rate is set for the first ten years, revised every 5 years thereafter by applying a margin of 391.1 basis points on the 5-year mid-swap rate
J. Payment is subject to certain conditions and to the discretion of Banco Santander. The 6.00% interest rate is set for the first six years, revised every 5 years thereafter by applying a margin of 381.9 basis points on the 5-year mid-swap rate.
Annual report 2025    868

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

bemediterranean 2
bemediterranean buffet
mediterranean 2
bienvenido
bemediterranean buffet

Appendix

Appendix
Annual report 2025    869

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix I

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
2 & 3 Triton Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
A & L CF (Guernsey) Limited (d) (g)	Guernsey	0.00%	100.00%	100.00%	100.00%	Leasing
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	—	Securitization
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	—	Securitization
Abbey National Business Office Equipment Leasing Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National PLP (UK) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Abent 3T, S.A.P.I de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Electricity production
Ablasa Participaciones, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Aduro S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Aevis Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
AFB SAM Holdings, S.L.	Spain	1.00%	99.00%	100.00%	100.00%	Holding company
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Agro Flex Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Allane Leasing GmbH	Austria	0.00%	46.95%	100.00%	100.00%	Renting
Allane Location Longue Durée S.a.r.l.	France	0.00%	46.95%	100.00%	100.00%	Renting
Allane Mobility Consulting AG	Switzerland	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting B.V.	Netherlands	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting Österreich GmbH	Austria	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Mobility Consulting S.a.r.l	France	0.00%	46.95%	100.00%	100.00%	Consulting services
Allane Schweiz AG	Switzerland	0.00%	46.95%	100.00%	100.00%	Renting
Allane SE	Germany	0.00%	46.95%	92.07%	92.07%	Renting
Allane Services GmbH & co. KG	Germany	0.00%	46.95%	100.00%	100.00%	Services
Allane Services Verwaltungs GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Management of portfolios
Alliance & Leicester Investments (No.2) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Annual report 2025    870

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Alternative Leasing, FIL (Compartimento B)	Spain	100.00%	0.00%	100.00%	100.00%	Investment fund
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Inactive
América Gestão Serviços em Energía S.A.	Brazil	0.00%	62.90%	70.00%	70.00%	Electricity production
Amherst Pierpont Commercial Mortgage Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securitization
Amherst Pierpont International Ltd.	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
AMS Auto Markt Am Schieferstein GmbH	Germany	0.00%	90.01%	100.00%	100.00%	Vehicle sales
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Andromeda Principal Investments, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	Holding company
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
AP Acquisition Trust I	United States	0.00%	100.00%	100.00%	100.00%	Trust company
AP Acquisition Trust II	United States	0.00%	100.00%	100.00%	100.00%	Inactive
AP Asset Acquisition LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
APSG GP LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Services
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-commerce
Aquanima S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Services
Ararinha Renda Fixa Crédito Privado - Fundo de Investimento Financeiro	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Artarien S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Insurance mediation
Atempo Growth I - Sub-Fund 4	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Atempo Growth II - Sub Fund 3	Luxembourg	100.00%	0.00%	100.00%	—	Investment fund
Atlantes Mortgage No. 3	Portugal	—	(a)	—	—	Securitization
Atual - Fundo de Invest Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Auto ABS DFP Master Compartment France 2013	France	—	(a)	—	—	Securitization
Auto ABS French Leases 2023	France	—	(a)	—	—	Securitization
Auto ABS French Leases 2025	France	—	(a)	—	—	Securitization
Auto ABS French Leases Master Compartment 2016	France	—	(a)	—	—	Securitization
Auto ABS French Loans 2024	France	—	(a)	—	—	Securitization
Auto ABS French Loans Master	France	—	(a)	—	—	Securitization
Auto ABS Italian Balloon 2019-1 S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Rainbow Loans S.r.l. (d)	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans 2023-1 S.r.l.	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2024-1)	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2024-2)	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2025-1)	Italy	—	(a)	—	—	Securitization
Auto ABS Italian Stella Loans S.r.l. (series 2025-2)	Italy	—	(a)	—	—	Securitization
Auto ABS Spanish Loans 2022-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Annual report 2025    871

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Auto ABS Spanish Loans 2024-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Autodescuento, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Vehicles purchased by internet
Autohaus24 GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Internet
Auto-Interleasing AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Renting
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting
Aviación Comillas, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Laredo, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Aviación Oyambre, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Renting
Aviación Santillana, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Renting
Aviación Suances, S.L.	Spain	99.00%	1.00%	100.00%	100.00%	Air transport
Banco Bandepe S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Banking
Banco de Albacete, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Banco Hyundai Capital Brasil S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	Banking
Banco Santander - Chile	Chile	0.00%	67.13%	67.18%	67.18%	Banking
Banco Santander (Brasil) S.A.	Brazil	0.04%	89.82%	90.45%	90.60%	Banking
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Banco Santander Argentina S.A.	Argentine	0.00%	99.82%	99.77%	99.77%	Banking
Banco Santander Colombia S.A.	Colombia	92.95%	7.05%	100.00%	100.00%	Banking
Banco Santander International	United States	0.00%	100.00%	100.00%	100.00%	Banking
Banco Santander International SA	Switzerland	34.70%	65.30%	100.00%	100.00%	Banking
Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	24.93%	75.05%	99.98%	99.98%	Banking
Banco Santander Perú S.A.	Peru	99.90%	0.10%	100.00%	100.00%	Banking
Banco Santander S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	Banking
Banco Santander Totta, S.A.	Portugal	99.42%	0.45%	99.87%	99.96%	Banking
Banque Stellantis France	France	0.00%	50.00%	50.00%	50.00%	Banking
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
Beyond Wealth, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Consulting services
Bilkreditt 7 Designated Activity Company (d)	Ireland	—	(a)	—	—	Securitization
Blecno Investments, S.L. Unipersonal (b)	Spain	—	—	—	100.00%	Real estate
Blue Ocean SBT, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
BRS Investments S.A.	Argentine	5.10%	94.90%	100.00%	100.00%	Finance company
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Annual report 2025    872

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Finance company
Carmine D - Services, Unipessoal Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	Software
Cartasur Cards S.A.	Argentine	0.00%	99.82%	100.00%	100.00%	Finance company
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	99.97%	99.97%	99.97%	Securities company
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
CCAP Auto Lease Ltd.	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Centro de Capacitación Santander, A.C.	Mexico	0.00%	99.98%	100.00%	100.00%	Non-profit institute
Certidesa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Aircraft rental
Charlotte 2023 Funding Plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Charlotte 2023 Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Cianite New Energy, S.r.l.	Italy	0.00%	49.00%	70.00%	70.00%	Renewable energies
CIMA Commodities 2025-4	Ireland	—	(a)	—	—	Securitization
CIMA Finance DAC Series 2022-1	Ireland	—	(a)	—	—	Securitization
CIMA Finance DAC Series 2023-1	Ireland	—	(a)	—	—	Securitization
CIMA Luxembourg S.à r.l. 2025-1	Luxembourg	—	(a)	—	—	Securitization
CLM Fleet Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Vehicle rental
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Collection services
Community Development and Affordable Housing Fund LLC	United States	0.00%	96.00%	96.00%	96.00%	Asset management
Compagnie Generale de Credit Aux Particuliers - Credipar S.A.	France	0.00%	50.00%	100.00%	100.00%	Banking
Compagnie Pour la Location de Vehicules - CLV	France	0.00%	50.00%	100.00%	100.00%	Banking
Comparanet, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Insurance mediation
Consumer Totta 1	Portugal	—	(a)	—	—	Securitization
Consumer Totta 2	Portugal	—	(a)	—	—	Securitization
Consumer Totta 3 2025	Portugal	—	(a)	—	—	Securitization
Contrato de Fideicomiso Irrevocable de Administración INV/6206	Mexico	—	(a)	—	—	Trust company
Contrato de Fideicomiso Irrevocable de Administración Nro. 6168	Mexico	—	(a)	—	—	Trust company
Contrato de Fideicomiso Irrevocable Nro. F/6236	Mexico	—	(a)	—	—	Trust company
Credileads S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Advertising
D365 Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Darep Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	Reinsurances
Decarome, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Finance company
Decarope S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Investment company
Annual report 2025    873

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Deva Capital Advisory Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Holding Company, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Deva Capital Investment Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Deva Capital Management Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Advisory services
Deva Capital Servicer Company, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Diamante New Energy S.r.l.	Italy	0.00%	80.00%	80.00%	—	Renewable energies
Diglo Servicer Company 2021, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Real estate management
Diners Club Spain, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Cards
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Drive Auto Receivables Trust 2024-1	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2024-2	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2025-1	United States	—	(a)	—	—	Securitization
Drive Auto Receivables Trust 2025-2	United States	—	(a)	—	—	Securitization
Drive S.r.l.	Italy	0.00%	100.00%	100.00%	75.00%	Renting
Ductor Real Estate, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Ebury Agent UK Limited	United Kingdom	0.00%	66.43%	100.00%	—	Financial services
Ebury Banco de Cambio S.A.	Brazil	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Banco Holding Participações Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Brasil Consultoria S.A.	Brazil	0.00%	66.43%	100.00%	100.00%	Consulting services
Ebury Brasil Holding Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Brasil Participações S.A.	Brazil	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Facilitadora De Pagamentos Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Software
Ebury Global Services, S.L.	Spain	0.00%	66.43%	100.00%	—	Advisory services
Ebury Mass Payments Holdco Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Holding company
Ebury Mass Payments Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Partners (DIFC) Limited	Arab United Emirates	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Australia Pty Ltd.	Australia	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Belgium NV /SA	Belgium	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Partners Canada Limited	Canada	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Chile SpA	Chile	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners China Limited	China	0.00%	66.43%	100.00%	100.00%	Marketing
Ebury Partners Finance Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Hong Kong Limited	Hong-Kong	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Limited	United Kingdom	0.00%	66.43%	66.43%	66.43%	Holding company
Annual report 2025    874

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Ebury Partners Lithuania UAB	Lithuania	0.00%	66.43%	100.00%	—	Payment services
Ebury Partners Markets Cyprus Limited	Cyprus	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Markets Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners México, S.A. de C.V.	Mexico	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Partners Payment Solutions Uganda Limited	Uganda	0.00%	66.43%	100.00%	—	Finance company
Ebury Partners Payments - L.L.C.	Arab United Emirates	0.00%	66.43%	100.00%	—	Payment services
Ebury Partners Payments Solutions Limited	Kenya	0.00%	66.43%	100.00%	—	Payment services
Ebury Partners South Africa (Pty) Ltd	Republic of South Africa	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Switzerland AG	Switzerland	0.00%	66.43%	100.00%	100.00%	Finance company
Ebury Partners Tanzania Limited	Tanzania	0.00%	66.43%	100.00%	—	Payment services
Ebury Partners UK Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Electronic money
Ebury Payments PTE Ltd.	Singapore	0.00%	66.43%	100.00%	100.00%	Payment services
Ebury Soluções de Pagamentos Ltda.	Brazil	0.00%	66.43%	100.00%	100.00%	Financial services
Ebury Technology Limited	United Kingdom	0.00%	66.43%	100.00%	100.00%	Software
Ebury Technology Spain, S.L.	Spain	0.00%	66.43%	100.00%	—	IT consulting
EDT FTPYME Pastor 3, Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Elcano Renovables, S.L.	Spain	0.00%	70.00%	70.00%	70.00%	Holding company
Electrolyser, S.A. de C.V.	Mexico	0.00%	99.98%	100.00%	100.00%	Services
Elevate Tech Platforms, S.L. Unipersonal (b)	Spain	—	—	—	100.00%	Holding company
Emdia Serviços Especializados em Cobranças Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	Collection services
Empresa de Créditos Santander Consumo Perú S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Energias Renovables de Ormonde 30, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renewable energies
Energias Renovables de Titania, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renewable energies
Energias Renovables Gladiateur 45, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renewable energies
Energias Renovables Prometeo, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Renewable energies
Esfera Fidelidade S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Services
Evidence Previdência S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Insurance
Eyemobile Tecnologia Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
F1rst Tecnologia e Inovação Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	IT services
Factum Identity Solutions, S.L.	Spain	0.00%	67.20%	84.00%	—	IT consulting
Factum Information Technologies, S.L.	Spain	0.00%	80.00%	80.00%	—	IT consulting
Factum IT Limited	United Kingdom	0.00%	80.00%	100.00%	—	IT consulting
Factum Navarra, S.L. Unipersonal	Spain	0.00%	80.00%	100.00%	—	IT consulting
FIDC Santander Auto Loans I Segmento Financeiro - Responsabilidade Limitada	Brazil	—	(a)	—	—	Securitization
Fideicomiso Empresarial Irrevocable de Administración y Garantía F/3443	Mexico	—	(a)	—	—	Trust company
Annual report 2025    875

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Financeira El Corte Inglés, Portugal, S.F.C., S.A.	Portugal	0.00%	51.00%	100.00%	100.00%	Finance company
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	Finance company
Finsantusa, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
FIT Economia de Energia S.A.	Brazil	0.00%	58.41%	65.00%	65.00%	Electricity production
Flexliving Valdemarín, S.L.	Spain	0.00%	27.57%	27.57%	90.00%	Real estate
Fondo de Titulización PYMES Santander 15	Spain	—	(a)	—	—	Securitization
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	Securitization
Fondo de Titulización, RMBS Santander 7	Spain	—	(a)	—	—	Securitization
Fondo de Titulización, Santander Consumo 8	Spain	—	(a)	—	—	Securitization
Fondo de Titulización, Santander Consumo 9	Spain	—	(a)	—	—	Securitization
Fondos Santander, S.A. Administradora de Fondos de Inversión (en liquidación) (d)	Uruguay	0.00%	100.00%	100.00%	100.00%	Fund management company
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	Finance company
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Freedom Depository Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Freedom Depository, LLC	United States	0.00%	100.00%	100.00%	100.00%	Securitization
Fulvia SPV S.r.l.	Italy	—	(a)	—	—	Securitization
Fulvia SPV S.r.l. (2025-1)	Italy	—	(a)	—	—	Securitization
Fundo de Investimento em Direitos Creditórios Atacado - Não Padronizado	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Fundo de Investimento em Direitos Creditórios Conretorno - Responsabilidade Limitada	Brazil	0.00%	89.86%	100.00%	—	Investment fund
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não padronizado	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Fundo de Investimento em Direitos Creditórios Tellus	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Gamma, Sociedade Financeira de Titularização de Créditos, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Securitization
GC FTPYME Pastor 4, Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Generación de Energía Villahermosa, S.A.P.I. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Electricity production
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Services
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Accounting services
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	Services
Annual report 2025    876

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Gestión de Inversiones JILT, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Services
Gestora de Procesos S.A. en liquidación (d)	Peru	100.00%	0.00%	100.00%	100.00%	Financial services
Getnet Adquirência e Serviços para Meios de Pagamento S.A. - Instituição de Pagamento	Brazil	0.00%	100.00%	100.00%	100.00%	Payment services
Getnet Argentina S.A.U.	Argentine	0.00%	100.00%	100.00%	100.00%	Payment methods
Getnet Europe, Entidad de Pago, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Payment services
Getnet Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Getnet Merchant Solutions UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Financial services
Getnet México Servicios de Adquirencia, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Payments and collection services
Getnet Payments, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Getnet Sociedade de Credito Direto S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Finance company
Getnet Technology and Operations Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Getnet Uruguay S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payment methods
GNXT Serviços de Atendimento Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Telemarketing
Golden Bar (Securitisation) S.r.l.	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2021-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2022-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2023-2	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2024-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2025-1	Italy	—	(a)	—	—	Securitization
Golden Bar Stand Alone 2025-2	Italy	—	(a)	—	—	Securitization
Grafite New Energy, S.r.l.	Italy	0.00%	49.00%	70.00%	70.00%	Renewable energies
Gravity Cloud Technology, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Grupo Empresarial Santander, S.L.	Spain	99.62%	0.38%	100.00%	100.00%	Holding company
Grupo Financiero Santander México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Hipototta No. 13	Portugal	—	(a)	—	—	Securitization
Hipototta No. 14	Portugal	—	(a)	—	—	Securitization
Hipototta No. 4 plc (d)	Ireland	—	(a)	—	—	Securitization
Hipototta No. 5 plc (d)	Ireland	—	(a)	—	—	Securitization
Holbah Santander, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Holdings Limited	United Kingdom	—	(a)	—	—	Securitization
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Securitization
Hyundai Capital Bank Europe GmbH	Germany	0.00%	51.00%	51.00%	51.00%	Banking
Annual report 2025    877

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Hyundai Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	44.93%	100.00%	100.00%	Investment fund
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.82%	100.00%	100.00%	E-commerce
Innohub, S.A.P.I. de C.V. (d)	Mexico	0.00%	62.01%	69.54%	69.54%	IT services
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Inversiones Capital Global, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Inversiones Marítimas del Mediterráneo, S.A., en liquidación (d)	Spain	0.00%	100.00%	100.00%	100.00%	Inactive
Investment Holdings 1857, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Isar Valley S.A.	Luxembourg	—	(a)	—	—	Securitization
Isla de los Buques, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	Finance company
Klare Corredora de Seguros Limitada	Chile	0.00%	100.00%	100.00%	100.00%	Insurance mediation
Landcompany 2020, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate management
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	Agricultural holding
Lerma Investments 2018, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Liquetine, S.L. Unipersonal	Spain	0.00%	70.00%	100.00%	100.00%	Renewable energies
Lynx Financial Crime Tech, S.A.	Spain	0.00%	79.99%	79.99%	79.99%	IT services
MAC No. 1 Limited	United Kingdom	—	(a)	—	—	Inactive
Macroscope S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	—	Consulting services
Mascor SPV 2025, S.L.	Spain	0.00%	29.10%	29.10%	—	Real estate
Master Red Europa, S.L.	Spain	96.34%	0.00%	96.34%	96.34%	Cards
Mata Alta, S.L. Unipersonal	Spain	0.00%	61.59%	100.00%	100.00%	Agricultural holding
MCE Bank GmbH	Germany	0.00%	90.01%	90.01%	90.01%	Banking
MCE Verwaltung GmbH	Germany	0.00%	90.01%	100.00%	100.00%	Real estate rental
Mercadotecnia, Ideas y Tecnología, S.A. de C.V.	Mexico	0.00%	70.00%	70.00%	70.00%	Payment methods
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	Financial advisory
Midata Service GmbH	Germany	0.00%	90.01%	100.00%	100.00%	IT services
Moon GC&P Investments, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Mouro Capital I LP	United Kingdom	0.00%	100.00%	100.00%	100.00%	Investment fund
Multiplica SpA	Chile	0.00%	100.00%	100.00%	100.00%	Payment services
Murattabat International Business Services	Palestine	0.00%	66.43%	100.00%	—	IT consulting
Navegante Américo Vespucio SpA	Chile	0.00%	100.00%	100.00%	100.00%	Real estate
Naviera Mirambel, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	Renting

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Naviera Transcantábrica, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Naviera Transchem, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Annual report 2025    878

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Navigator Global Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Internet
NeoAuto S.A.C.	Peru	0.00%	100.00%	100.00%	100.00%	Vehicles purchased by internet
Newcomar, S.L., en liquidación (d)	Spain	40.00%	40.00%	80.00%	80.00%	Real estate
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	78.76%	78.86%	78.74%	Investment fund
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-commerce
One Mobility Management GmbH	Germany	0.00%	46.95%	100.00%	100.00%	Services
Open Bank, S.A. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Open Digital Market, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Commerce
Open Digital Services, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Openbank México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	100.00%	100.00%	100.00%	Banking
Operadora de Carteras Gamma, S.A.P.I. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Holding company
Optimal Investment Services SA	Switzerland	100.00%	0.00%	100.00%	100.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund (c)	Ireland	0.00%	0.00%	0.00%	0.00%	Fund management company
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund (c)	Ireland	0.00%	0.00%	0.00%	0.00%	Fund management company
Paga Después, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Emoney, E.D.E., S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Ltd	United Kingdom	100.00%	0.00%	100.00%	100.00%	Holding company
PagoNxt Merchant Solutions FZ-LLC (d)	Arab United Emirates	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Merchant Solutions India Private Limited (d)	India	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Payments Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Financial services
PagoNxt Payments Chile SpA	Chile	0.00%	100.00%	100.00%	100.00%	Services
PagoNxt Payments México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT services
PagoNxt Payments Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Services
PagoNxt Payments UK Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	Payment services
PagoNxt Payments, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT services
PagoNxt US, LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
PagoNxt, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Paytec Tecnologia em Pagamentos Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	Commerce
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	Real estate
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Securities brokerage
Phoenix S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	Payment methods
Pinle SPV 2024, S.L.	Spain	0.00%	27.57%	27.57%	—	Real estate
Pony S.A.	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2023-1	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2024-1	Luxembourg	—	(a)	—	—	Securitization
Pony S.A., Compartment German Auto Loans 2025-1	Luxembourg	—	(a)	—	—	Securitization
Annual report 2025    879

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Portal Universia Argentina S.A.	Argentine	0.00%	75.75%	75.75%	75.75%	Internet
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Internet
Precato IV Fundo de Investimento em Direitos Creditórios - Não Padronizados	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Prime 16 – Fundo de Investimentos Imobiliário	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
PT Trans Skills Employer Services	Indonesia	0.00%	66.43%	100.00%	—	Consulting services
Pulse Client Experts Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	Telemarketing
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Redoto SPV 2025, S.L.	Spain	0.00%	30.60%	30.60%	—	Real estate
Repton 2023-1 Limited	United Kingdom	—	(a)	—	—	Securitization
Retailcompany 2021, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	Finance company
Return Capital Gestão de Ativos e Participações S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Collection services
Rojo Entretenimento S.A.	Brazil	0.00%	85.01%	94.60%	94.60%	Real estate
SAFO Alternative Lending, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Finance company
SAI Alternative Investments México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Consulting services
SAI Lux Carry SCSp	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Sainte Julie Fundo de Investimento em Direitos Creditórios Não-Padronizados Responsabilidade Limitada	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
SALCO, Servicios de Seguridad Santander, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	Safety
SAM Argentina Sociedad Gerente de Fondos Comunes de Inversión S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Investment fund management
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	100.00%	100.00%	100.00%	Fund management company
SAM Inversiones Argentina S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Pension fund management company
SAM Investment Holdings, S.L.	Spain	92.37%	7.63%	100.00%	100.00%	Holding company
San Pietro Solar PV, S.r.l.	Italy	0.00%	56.00%	80.00%	80.00%	Renewable energies
San Preca Federal I Fundo de Investimento em Direitos Creditórios Não-Padronizados	Brazil	0.00%	86.59%	96.36%	50.00%	Investment fund
SANB Promotora de Vendas e Cobrança S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Finance company
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Holding company
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander (CF Trustee) Limited	United Kingdom	—	(a)	—	—	Inactive
Santander (Luxembourg) Issuer S.à r.l.	Luxembourg	100.00%	0.00%	100.00%	—	Securitization
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Alternative Investments, S.G.I.I.C., S.A. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander AM Global Working Capital Fund I	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Annual report 2025    880

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Asesorías Financieras Limitada	Chile	0.00%	67.45%	100.00%	100.00%	Financial advisory
Santander Asset Finance Opportunities	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Asset Management - SGOIC, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	Securities investment
Santander Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Asset Management, S.A., SGIIC Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Auto Lease Titling Ltd.	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Services
Santander Banca de Inversión Colombia, S.A.S.	Colombia	100.00%	0.00%	100.00%	100.00%	Advisory services
Santander Bank Polska S.A.	Poland	58.70%	0.00%	58.70%	62.20%	Banking
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	Banking
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	Services
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.08%	99.92%	100.00%	100.00%	Securities investment
Santander Capital Holdings LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Capitalização S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Insurance
Santander Cards Ireland Limited (g)	Ireland	0.00%	100.00%	100.00%	100.00%	Cards
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Chile Holding S.A.	Chile	22.11%	77.75%	99.86%	99.86%	Holding company
Santander Commercial Mortgage Securities LLC	United States	0.00%	100.00%	100.00%	—	Finance company
Santander Compara Holding, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Holding company
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	Advisory services
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2018-L3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Annual report 2025    881

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Consumer Auto Receivables Funding 2022-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2022-B4 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B4 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2023-B5 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2023-B6 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2024-B2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2024-B3 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2025-B1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2025-L1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Auto Receivables Funding 2025-L2 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Auto Receivables Funding 2025-L3 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Auto Receivables Funding 2025-L4 LLC	United States	0.00%	100.00%	100.00%	—	Inactive
Santander Consumer Bank	Canada	0.00%	100.00%	100.00%	—	Banking
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Poland	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Bank S.A.	Peru	100.00%	0.00%	100.00%	—	Banking
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	Banking
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Global Services, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	IT
Santander Consumer Finance Limitada	Chile	49.00%	34.24%	100.00%	100.00%	Finance company
Santander Consumer Finance México, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	99.98%	100.00%	100.00%	Inactive
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Finance Schweiz AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Finance, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Consumer Financial Solutions Sp. z o.o.	Poland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer Lease Receivables 1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Leasing S.A.	France	0.00%	100.00%	100.00%	100.00%	Renting
Annual report 2025    882

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Consumer Mobility Services, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Consumer Operations Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Receivables 11 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 15 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 16 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 20 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables 21 LLC	United States	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Consumer Receivables 7 LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Receivables Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Renting S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Renting
Santander Consumer S.A.	Argentine	0.00%	99.82%	100.00%	100.00%	Finance company
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	Services
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumer Spain Auto 2019-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2020-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2021-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2022-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2023-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2024-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Spain Auto 2025-1, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander Consumer Technology Services GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT services
Santander Consumer USA Holdings Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Consumer USA Inc.	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Consumo 4, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 5, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 6, F.T.	Spain	—	(a)	—	—	Securitization
Santander Consumo 7, F.T.	Spain	—	(a)	—	—	Securitization
Santander Corredora de Seguros Limitada	Chile	0.00%	67.21%	100.00%	100.00%	Insurance mediation
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.24%	100.00%	100.00%	Securities company
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Securities company
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Insurance mediation
Santander Customer Voice, S.A.	Spain	99.50%	0.50%	100.00%	100.00%	Services
Santander de Titulización, S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	Fund management company
Annual report 2025    883

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Securities company
Santander Drive Auto Receivables LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Drive Auto Receivables Trust 2022-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-6	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2022-7	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2023-6	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-4	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2024-5	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2025-1	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2025-2	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2025-3	United States	—	(a)	—	—	Securitization
Santander Drive Auto Receivables Trust 2025-4	United States	—	(a)	—	—	Securitization
Santander Empresa Administradora de Fondos Colectivos S.A.	Peru	99.00%	1.00%	100.00%	100.00%	Investment company
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander España Servicios Legales, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Services
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Real estate
Santander European Hospitality Opportunities	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander F24 S.A.	Poland	0.00%	58.70%	100.00%	100.00%	Finance company
Santander Facility Management España, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Real estate
Santander Factoring S.A.	Chile	0.00%	99.86%	100.00%	100.00%	Factoring
Santander Factoring Sp. z o.o.	Poland	0.00%	58.70%	100.00%	100.00%	Financial services
Annual report 2025    884

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Factoring y Confirming, S.A. Unipersonal, E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Factoring
Santander FI Hedge Strategies	Ireland	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Santander Financial Exchanges Limited (d)	United Kingdom	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Financial Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander Financiamientos S.A.	Peru	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Financing S.A.S.	Colombia	100.00%	0.00%	100.00%	100.00%	Financial advisory
Santander Finanse Sp. z o.o.	Poland	0.00%	58.70%	100.00%	100.00%	Financial services
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.86%	100.00%	100.00%	Financial services
Santander Global Cards & Digital Solutions Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT consulting
Santander Global Cards & Digital Solutions, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	Services
Santander Global Services S.A. (d)	Uruguay	0.00%	100.00%	100.00%	100.00%	Services
Santander Global Services, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Global Technology and Operations Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology and Operations Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	IT services
Santander Global Technology and Operations, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	IT services
Santander Green Investment, S.L.	Spain	99.97%	0.03%	100.00%	100.00%	Holding company
Santander Group Properties, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Guarantee Company (d)	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Hermes Multimercado Crédito Privado Infraestructura Fundo de Investimento	Brazil	0.00%	89.86%	100.00%	100.00%	Investment fund
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	Securitization
Santander Holding Imobiliária S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Real estate
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	Holding company
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	Holding company
Annual report 2025    885

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Inclusión Financiera, S.A. de C.V., S.O.F.O.M., E.R., Grupo Financiero Santander México	Mexico	0.00%	99.98%	100.00%	100.00%	Finance company
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	Insurance mediation
Santander Insurance Services UK Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	Wealth management
Santander Insurance, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Santander Intermediación Correduría de Seguros, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance mediation
Santander International Products, Plc. (f)	Ireland	99.99%	0.01%	100.00%	100.00%	Finance company
Santander International Wealth Management México, S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	Advisory services
Santander International Wealth Solutions LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Inversiones S.A.	Chile	5.12%	94.88%	100.00%	100.00%	Holding company
Santander Investment Chile Limitada	Chile	16.12%	83.88%	100.00%	100.00%	Finance company
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Banking
Santander Investments GP 1 S.à.r.l.	Luxembourg	0.00%	100.00%	100.00%	100.00%	Fund management company
Santander Inwestycje Sp. z o.o.	Poland	0.00%	58.70%	100.00%	100.00%	Securities company
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Management of funds and portfolios
Santander Lease, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	Leasing
Santander Leasing AB	Sweden	0.00%	100.00%	100.00%	100.00%	Leasing and renting
Santander Leasing B.V.	Netherlands	0.00%	100.00%	100.00%	100.00%	Renting
Santander Leasing S.A.	Poland	0.00%	58.70%	100.00%	100.00%	Leasing
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.86%	100.00%	100.00%	Leasing
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	Leasing
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Mortgage credit company
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Insurance mediation
Santander Merchant S.A.	Argentine	5.10%	94.90%	100.00%	100.00%	Finance company
Santander Mortgage Asset Depositor LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander Mortgage Asset Receivable Trust 2025-CES1	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM1	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM2	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM3	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM4	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM5	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2025-NQM6	United States	—	(a)	—	—	Securitization
Santander Mortgage Asset Receivable Trust 2026-NQM1	United States	—	(a)	—	—	Inactive
Annual report 2025    886

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Mortgage Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander New Business, S.A.	Spain	99.00%	1.00%	100.00%	100.00%	Trade intermediary
Santander Paraty Qif PLC	Ireland	0.00%	89.86%	100.00%	100.00%	Investment company
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	100.00%	100.00%	100.00%	Pension fund management company
Santander Prime Auto Issuance Notes 2018-A Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-B Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-C Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-D Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Prime Auto Issuance Notes 2018-E Designated Activity Company (d)	Ireland	—	(a)	—	—	Inactive
Santander Private Banking S.p.A. in Liquidazione (d)	Italy	100.00%	0.00%	100.00%	100.00%	Finance company
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Holding company
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Real estate
Santander Real Estate Debt 1 sub-fund	Luxembourg	100.00%	0.00%	100.00%	100.00%	Investment fund
Santander Real Estate Equity I, F.C.R.	Spain	100.00%	0.00%	100.00%	100.00%	Venture capital fund
Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	Inactive
Santander Retail Auto Lease Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
Santander RMBS 6, Fondo de Titulización	Spain	—	(a)	—	—	Securitization
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.25%	100.00%	100.00%	Fund management company
Santander SBAC II Renda Fixa Curto Prazo - Classe de Investimento em Cotas de Fundo de Investimento Financeiro Responsabilidade Limitada	Brazil	0.00%	89.86%	100.00%	—	Investment fund
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Securities LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities company
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	Insurance
Santander Services Solutions, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Payment services
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	99.98%	100.00%	100.00%	Services
Santander Servicos Digitais Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	—	IT services
Santander Sociedade de Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Finance company
Santander Technology USA, LLC	United States	0.00%	100.00%	100.00%	100.00%	IT services
Santander Tecnología Argentina S.A.	Argentine	0.00%	99.83%	100.00%	100.00%	IT services
Santander Tecnología México, S.A. de C.V.	Mexico	0.00%	99.98%	100.00%	100.00%	IT services
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	Insurance
Annual report 2025    887

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Santander Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	50.00%	29.35%	100.00%	100.00%	Fund management company
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	Inactive
Santander Trust S.A.	Argentine	0.00%	100.00%	100.00%	100.00%	Services
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	Holding company
Santander UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander UK Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	Finance company
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	Banking
Santander UK Technology Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT services
Santander US Capital Markets LLC	United States	0.00%	100.00%	100.00%	100.00%	Securities investment
Santander Valores S.A.	Argentine	5.10%	94.73%	100.00%	100.00%	Securities company
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	Holding company
SBNA Auto Lease Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
SBNA Auto Lease Trust 2023-A	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-A	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-B	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2024-C	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2025-A	United States	—	(a)	—	—	Securitization
SBNA Auto Lease Trust 2025-B	United States	—	(a)	—	—	Inactive
SBNA Auto Receivables Funding LLC	United States	0.00%	100.00%	100.00%	100.00%	Finance company
SBNA Auto Receivables Grantor Trust 2025-SF1	United States	—	(a)	—	—	Inactive
SBNA Auto Receivables Trust 2025-SF1	United States	—	(a)	—	—	Inactive
SBNA Investor LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
SC Austria Auto Finance 2020-1 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SC Austria Consumer Loan 2021 Designated Activity Company	Ireland	—	(a)	—	—	Securitization
SC Austria S.à r.l.	Luxembourg	—	(a)	—	—	Securitization
SC Austria S.à r.l., Compartment Consumer 2025-1	Luxembourg	—	(a)	—	—	Securitization
SC Canada Asset Securitization Trust	Canada	—	(a)	—	—	Securitization
SC Germany Auto 2019-1 UG (haftungsbeschränkt) (d)	Germany	—	(a)	—	—	Securitization
SC Germany S.A.	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2020-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2021-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2022-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2023-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2024-1	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2024-2	Luxembourg	—	(a)	—	—	Securitization
SC Germany S.A., Compartment Consumer 2025-1	Luxembourg	—	(a)	—	—	Securitization
Annual report 2025    888

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander			Percentage of voting power (e)
Company	Location	Direct	Indirect		Year 2025	Year 2024	Activity
SC Germany S.A., Compartment Consumer 2025-2	Luxembourg	—	(a)		—	—	Securitization
SC Germany S.A., Compartment Consumer Private 2023-1	Luxembourg	—	(a)		—	—	Securitization
SC Germany S.A., Compartment Leasing 2023-1	Luxembourg	—	(a)		—	—	Securitization
SC Germany S.A., Compartment Leasing 2025-1	Luxembourg	—	(a)		—	—	Securitization
SC Germany S.A., Compartment Mobility 2020-1	Luxembourg	—	(a)		—	—	Securitization
SC Mobility AB	Sweden	0.00%	100.00%		100.00%	100.00%	Renting
SC Mobility AS	Norway	0.00%	100.00%		100.00%	100.00%	Renting
SC Nordics S.à r.l.	Luxembourg	—	(a)		—	—	Securitization
SC Nordics S.à r.l. , Compartment Rahoituspalvelut 2025	Luxembourg	—	(a)		—	—	Securitization
SC Poland Consumer 23-1 Designated Activity Company	Ireland	—	(a)		—	—	Securitization
SCF Ajoneuvohallinto IX Limited (d)	Ireland	—	(a)		—	—	Securitization
SCF Ajoneuvohallinto X Limited	Ireland	—	(a)		—	—	Securitization
SCF Ajoneuvohallinto XI Limited	Ireland	—	(a)		—	—	Securitization
SCF Ajoneuvohallinto XII Limited	Ireland	—	(a)	—	—	—	Securitization
SCF Ajoneuvohallinto XIII Limited	Ireland	—	(a)		—	—	Securitization
SCF Eastside Locks GP Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	Real estate management
SCF Rahoituspalvelut IX DAC (d)	Ireland	—	(a)		—	—	Securitization
SCF Rahoituspalvelut X DAC	Ireland	—	(a)		—	—	Securitization
SCF Rahoituspalvelut XI Designated Activity Company	Ireland	—	(a)		—	—	Securitization
SCF Rahoituspalvelut XII DAC	Ireland	—	(a)		—	—	Securitization
SCF Rahoituspalvelut XIII DAC	Ireland	—	(a)		—	—	Securitization
SCM Poland Auto 2019-1 DAC	Ireland	—	(a)		—	—	Securitization
SDMX Superdigital, S.A. de C.V., Institución de Fondos de Pago Electrónico	Mexico	0.00%	100.00%		100.00%	100.00%	Payment platform
Secucor Finance 2021-1, DAC (d)	Ireland	—	(a)		—	—	Securitization
Secucor Finance 2025-1 Designated Activity Company	Ireland	—	(a)		—	—	Securitization
Services and Promotions Delaware Corporation	United States	0.00%	100.00%		100.00%	100.00%	Holding company
Services and Promotions Miami LLC	United States	0.00%	100.00%		100.00%	100.00%	Real estate
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%		100.00%	100.00%	Finance company
Servicios Inmobiliarios Residencial en Venta JV2, S.L.	Spain	0.00%	27.57%		27.57%	90.00%	Real estate
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%		100.00%	100.00%	Inactive
Shiloh III Wind Project, LLC	United States	0.00%	100.00%		100.00%	100.00%	Renewable energies
Silk Finance No. 5	Portugal	—	(a)		—	—	Securitization
Silk Finance No. 6	Portugal	—	(a)		—	—	Securitization
Sociedad Integral de Valoraciones Automatizadas, S.A. Unipersonal	Spain	100.00%	0.00%		100.00%	100.00%	Appraisals
Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A.	Chile	0.00%	67.13%		100.00%	100.00%	Payments and collection services
Socur S.A.	Uruguay	100.00%	0.00%		100.00%	100.00%	Finance company
Solution 4Fleet Consultoria Empresarial S.A.	Brazil	0.00%	89.86%		100.00%	100.00%	Vehicle rental
Sovereign Community Development Company	United States	0.00%	100.00%		100.00%	100.00%	Holding company
Annual report 2025    889

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander		Percentage of voting power (e)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	Financial services
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	Holding company
SPIRE SA Compartment 2025-148	Luxembourg	—	(a)	—	—	Securitization
SSA Swiss Advisors AG	Switzerland	0.00%	100.00%	100.00%	100.00%	Wealth management
Stellantis Consumer Financial Services Polska Sp. z o.o.	Poland	0.00%	50.00%	100.00%	100.00%	Finance company
Stellantis Financial Services Belux SA	Belgium	0.00%	50.00%	100.00%	100.00%	Finance company
Stellantis Financial Services España, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company
Stellantis Financial Services Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	Banking
Stellantis Financial Services Nederland B.V.	Netherlands	0.00%	50.00%	100.00%	100.00%	Finance company
Stellantis Financial Services Polska Sp. z o.o.	Poland	0.00%	50.00%	50.00%	50.00%	Finance company
Stellantis Renting Italia S.p.A.	Italy	0.00%	50.00%	100.00%	100.00%	Renting
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	100.00%	Holding company
Suleyado 2003, S.L. Unipersonal	Spain	0.00%	100.00%	100.00%	100.00%	Securities investment
Superdigital Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	Holding company
Superdigital Logística S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	Payment services
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	Intermediation
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	Holding company
Tabasco Energía España, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Holding company
Taxos Luz, S.L. Unipersonal	Spain	0.00%	70.00%	100.00%	100.00%	Renewable energies
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	Holding company
Terras Fundo de Investimento nas Cadeias Produtivas do Agronegocio - Fiagro - Resp Limitada	Brazil	0.00%	89.86%	100.00%	—	Investment fund
The Best Specialty Coffee, S.L. Unipersonal	Spain	100.00%	0.00%	100.00%	100.00%	Restaurant services
TIMFin S.p.A.	Italy	0.00%	51.00%	51.00%	51.00%	Finance company
Titularizadora Colombiana S.A. -Universalidad TIV V9	Colombia	—	(a)	—	—	Securitization
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	Holding company
Tools Soluções e Serviços Compartilhados Ltda.	Brazil	0.00%	89.86%	100.00%	100.00%	Services
Tornquist Asesores de Seguros S.A. (j)	Argentine	0.00%	99.99%	99.99%	99.99%	Inactive
Toro Corretora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Securities company
Toro Investimentos S.A.	Brazil	0.00%	89.86%	100.00%	100.00%	Securities company
Totta (Ireland), PLC	Ireland	0.00%	99.87%	100.00%	100.00%	Finance company
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.87%	100.00%	100.00%	Real estate
Trainera Venture Finance I, F.C.R.-PYME	Spain	99.00%	0.00%	99.00%	99.00%	Venture capital fund
Annual report 2025    890

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander			Percentage of voting power (e)
Company	Location	Direct	Indirect		Year 2025	Year 2024	Activity
Trans Skills Employment Services - Sole Proprietorship LLC	Arab United Emirates	0.00%	66.43%		100.00%	100.00%	Human resources services
Trans Skills Employment Services Malaysia SDN. BHD.	Malaysia	0.00%	66.43%		100.00%	—	Services
Trans Skills Employment Services Vietnam Company Limited	Vietnam	0.00%	66.43%		100.00%	—	Consulting services
Trans Skills General Supplies Egypt LLC	Egypt	0.00%	66.43%		100.00%	—	Consulting services
Trans Skills Information Technology LLC	Saudi Arabia	0.00%	66.43%		100.00%	100.00%	Inactive
Trans Skills Investment in Commercial Enterprises & Management Co. LLC	Arab United Emirates	0.00%	66.43%		100.00%	100.00%	Holding company
Trans Skills Services SPC	Oman	0.00%	66.43%		100.00%	—	Consulting
Trans Skills South Africa (Pty) Limited	Republic of South Africa	0.00%	66.43%		100.00%	100.00%	Inactive
Trans Skills Technology Services LLC	Arab United Emirates	0.00%	66.43%		100.00%	100.00%	IT services
Transolver Finance EFC, S.A.	Spain	0.00%	51.00%		51.00%	51.00%	Leasing
Transskills Employer Services Private Limited	India	0.00%	66.43%		100.00%	100.00%	Consulting services
Tresmares Capital Corporate S.L.	Spain	89.90%	0.00%		89.90%	—	Holding company
Tresmares Capital Deutschland GmbH	Germany	0.00%	89.90%		100.00%	—	Finance company
Tresmares Capital UK Limited	United Kingdom	0.00%	89.90%		100.00%	—	Fund management company
Tresmares Direct Lending, S.G.E.I.C, S.A.	Spain	0.00%	89.90%		100.00%	—	Fund management company
Tresmares Growth Fund II, S.C.R., S.A.	Spain	40.00%	0.00%	40.00%	40.00%	40.00%	Holding company
Tresmares Growth Fund III, S.C.R., S.A.	Spain	40.00%	0.00%	40.00%	40.00%	40.00%	Holding company
Tresmares Growth Fund Santander, S.C.R., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	Holding company
Tresmares Private Equity, S.G.E.I.C, S.A.	Spain	0.00%	89.90%	100.00%	100.00%	—	Fund management company
Tresmares Santander Direct Lending, SICC, S.A.	Spain	99.67%	0.00%	99.67%	99.67%	99.67%	Fund management company
TS HR & Payroll Services Morocco SARL AU	Morocco	0.00%	66.43%	100.00%	100.00%	—	Consulting services
TVG-Trappgroup Versicherungsvermittlungs-GmbH	Germany	0.00%	90.01%	100.00%	100.00%	100.00%	Insurance brokerage
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	Internet
Universia Chile S.A.	Chile	0.00%	86.84%	86.84%	86.84%	86.84%	Internet
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	100.00%	Internet
Universia España Red de Universidades, S.A.	Spain	0.00%	89.43%	89.43%	89.43%	89.43%	Internet
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	Holding company
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	Internet
Universia Perú, S.A.	Peru	0.00%	99.73%	99.73%	99.73%	99.64%	Internet
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	Internet
Uro Property Holdings, S.A. (b)	Spain	—	—	0.00%	—	99.99%	Real estate investment
VERT-11 Companhia Securitizadora de Créditos Financeiros	Brazil	—	(a)	—	—	—	Securitization
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	Financial services
Annual report 2025    891

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Subsidiaries of Banco Santander, S.A. [1]
		% of ownership held by Banco Santander			Percentage of voting power (e)
Company	Location	Direct	Indirect		Year 2025	Year 2024	Activity
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	Advisory services
WTW Shipping Designated Activity Company	Ireland	100.00%	0.00%	100.00%	100.00%	100.00%	Leasing

a.Companies over which effective control is maintained.
b.Accounting merged company, Pending registration.
c.Companies in liquidation. Pending registration.
d.Company in liquidation as at 31 December 2025.
e.Pursuant to Article 3 of Royal Decree 1159/ 2010, of 17 September, approving the rules for the preparation of consolidated annual accounts, in order to determine the voting rights, voting rights held directly by the parent company have been added to those held by companies controlled by the parent company or by other persons acting in their own name but on behalf of a Group company. For these purposes, the number of votes corresponding to the parent company, in relation to the companies indirectly dependent on it, is that corresponding to the dependent company that directly participates in the share capital of the latter.
f.Company resident for tax purposes in Spain.
g.Company resident for tax purposes in the United Kingdom.

(1) Companies issuing preference shares are listed in Annex III, together with other relevant information.
Annual report 2025    892

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix II

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.43%	20.00%	20.00%	Payments and collection services	Associated
Adprotel Strand, S.L. (consolidado)	Spain	0.00%	38.20%	38.20%	38.20%	Real estate development	Associated
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Aeroplan - Sociedade Construtora de Aeroportos, Lda. (a)	Portugal	0.00%	19.97%	20.00%	20.00%	Inactive	—
Agri Tech Investments Argentina S.A.U.	Argentine	0.00%	50.00%	50.00%	—	Financial services	—
Aguas de Fuensanta, S.A. (a) (e)	Spain	36.78%	0.00%	36.78%	36.78%	Food	—
AHLC - Promoção Imobiliária, Lda.	Portugal	0.00%	35.00%	35.00%	—	Real estate development	Joint ventures
Alcoaxarquía, S.L.	Spain	0.00%	16.00%	40.00%	—	Food	—
Alma UK Holdings Ltd (consolidado)	United Kingdom	30.00%	0.00%	30.00%	30.00%	Holding company	Joint ventures
Apolo Vault 1, S.L.	Spain	0.00%	25.00%	25.00%	25.00%	Renewable energies	Joint ventures
Aranguren Comercial de Embalaje, S.L.	Spain	0.00%	9.96%	24.90%	—	Industrial products	—
Arneplant, S.L.	Spain	0.00%	11.36%	28.41%	—	Footwear and textiles	—
Asesoría Informática Gallega, S.L.	Spain	0.00%	12.54%	31.34%	—	IT services	—
Atitlan Agro I, S.C.R., S.A. (f)	Spain	42.54%	0.00%	0.00%	0.00%	Venture capital company	—
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.10%	5.10%	5.10%	Banking	—
AutoFi Inc.	United States	9.50%	9.40%	4.99%	4.99%	E-commerce	—
Autopistas del Sol S.A.	Argentine	0.00%	14.17%	14.17%	14.17%	Highway concession	—
Avanath Affordable Housing IV LLC	United States	0.00%	7.27%	7.27%	7.27%	Investment company	—
Avanzare Innovación Tecnológica, S.L.	Spain	0.00%	12.66%	31.64%	—	Technology	—
Axle 2023-1 Ltd	United Kingdom	0.00%	(d)	—	—	Securitization	Joint ventures
Banco RCI Brasil S.A.	Brazil	0.00%	35.85%	39.89%	39.89%	Banking	Joint ventures
Banco S3 Caceis México, S.A., Institución de Banca Múltiple	Mexico	0.00%	50.00%	50.00%	50.00%	Banking	Joint ventures
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	Finance company	Associated
Bank of Shanghai Co., Ltd. (consolidado)	China	6.54%	0.00%	6.54%	6.54%	Banking	—
Biomas – Serviços Ambientais, Restauração e Carbono S.A.	Brazil	0.00%	14.98%	16.67%	16.67%	Consulting services	Associated
Bizum, S.L.	Spain	20.92%	0.00%	20.92%	20.92%	Payment services	Associated
Campo Grande Empreendimentos Ltda. (e) (a)	Brazil	0.00%	22.75%	25.32%	25.32%	Inactive	—
CaptureNow Limited	United Kingdom	0.00%	22.22%	22.22%	—	Software	—
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	49.98%	Real estate services	Joint ventures
Annual report 2025    893

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.38%	33.33%	33.33%	Payments and collection services	Associated
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Technology	Associated
Cicrosa Hidraúlica, S.L.	Spain	0.00%	13.20%	33.00%	—	Industrial supplies	—
CIP S.A.	Brazil	0.00%	15.74%	17.52%	17.52%	Financial services	Associated
CNP Santander Insurance Europe Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
CNP Santander Insurance Life Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
CNP Santander Insurance Services Ireland Limited	Ireland	0.00%	49.00%	49.00%	49.00%	Services	Associated
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	Financial services	Joint ventures
Compañia Española de Financiación de Desarrollo, Cofides, S.A., SME	Spain	20.18%	0.00%	20.18%	20.17%	Finance company	—
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	23.33%	0.55%	23.88%	23.88%	Credit insurance	—
Compañía Española de Viviendas en Alquiler, S.A. (consolidado)	Spain	24.07%	0.00%	24.07%	24.07%	Real estate	Associated
Compañía para los Desarrollos Inmobiliarios de la Ciudad de Hispalis, S.L., en liquidación (a)	Spain	21.98%	0.00%	21.98%	21.98%	Real estate development	—
Connecting Visions Ecosystems, S.L.	Spain	29.96%	0.00%	29.96%	37.56%	Consulting services	Joint ventures
Construtora Tenda S/A	Brazil	4.92%	4.05%	9.43%	—	Real estate	—
Corkfoc Cortiças, S.A.	Portugal	0.00%	27.54%	27.58%	27.58%	Cork industry	—
CSD Central de Serviços de Registro e Depósito Aos Mercados Financeiro e de Capitais S.A.	Brazil	0.00%	16.12%	17.94%	20.00%	Financial services	Associated
Decus Real Estate, S.L.	Spain	0.00%	30.00%	30.00%	30.00%	Real estate	Joint ventures
Delos Financial Technologies, Inc.	United States	0.00%	22.84%	22.84%	—	Finance company	—
DoRes Securitisation S.r.l	Italy	—	(d)	—	—	Securitization	Joint ventures
Ebora 220, S.L.	Spain	0.00%	44.00%	50.00%	—	Renewable energies	Joint ventures
Ebora Evacuación, S.L.	Spain	0.00%	50.00%	50.00%	—	Renewable energies	Joint ventures
Elaia Agro, S.L.	Spain	49.99%	0.00%	49.99%	49.99%	Consulting services	Associated
Ethias Lease N.V.	Belgium	0.00%	50.00%	50.00%	50.00%	Leasing	Associated
Euro Automatic Cash Entidad de Pago, S.L.	Spain	50.00%	0.00%	50.00%	50.00%	Payment services	Associated
European Hospitality Opportunities S.à r.l.	Luxembourg	0.00%	49.00%	49.00%	49.00%	Holding company	Joint ventures
Evacuación Liquesun, S.L.	Spain	0.00%	35.00%	50.00%	50.00%	Electricity production	Joint ventures
Evolve SPV S.r.l.	Italy	—	(d)	—	—	Securitization	Joint ventures
Exam Papers Plus Ltd	United Kingdom	—	25.00%	25.00%	—	Commerce	Associated
Federal Reserve Bank of Boston	United States	—	21.38%	21.38%	21.09%	Banking	—
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	Securitization	Joint ventures
Annual report 2025    894

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Green Prado XI	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado IX	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado VIII	Spain	—	(d)	—	—	Securitization	Joint ventures
Fondo de Titulización, RMBS Prado X	Spain	—	(d)	—	—	Securitization	Joint ventures
Forest Power Aranda, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint ventures
Forest Power Cantabria, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Electricity production	Joint ventures
Forest Power Delta, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Gas production	Joint ventures
Forest Power Epsilon, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power Gamma, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power Kappa, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Gas production	Joint ventures
Forest Power Lambda, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power Omicron, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power Zeta, S.L. Unipersonal	Spain	0.00%	55.00%	55.00%	—	Chemical products production	Joint ventures
Forest Power, S.L.	Spain	0.00%	55.00%	55.00%	55.00%	Renewable energies	Joint ventures
Forgepoint Capital International Management Limited	United Kingdom	50.00%	0.00%	50.00%	50.00%	Consulting services	Joint ventures
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	Finance company	Joint ventures
FrauDfense, S.L.	Spain	33.33%	0.00%	33.33%	33.33%	IT services	Joint ventures
Fremman limited (consolidado)	United Kingdom	32.99%	0.00%	4.99%	4.99%	Consulting services	Associated
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema X Responsabilidade Limitada	Brazil	0.00%	44.93%	50.00%	—	Investment fund	Joint ventures
Gestamp Real Estate Assets 1, S.L. (e)	Spain	0.00%	43.89%	43.89%	—	Real estate management	—
Gestamp Real Estate Bizkaia, S.L. (e)	Spain	0.00%	24.92%	24.92%	—	Real estate management	—
Gestamp Real Estate Investment 2, S.L. (e)	Spain	0.00%	37.41%	37.41%	—	Real estate management	—
Gestamp Real Estate Management 3, S.L. (e)	Spain	0.00%	36.19%	36.19%	—	Real estate management	—
Gestora de Inteligência de Crédito S.A.	Brazil	0.00%	13.98%	16.00%	16.00%	Collection services	Associated
Gire S.A.	Argentine	0.00%	58.23%	58.33%	58.33%	Payments and collection services	Associated
Annual report 2025    895

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Glenrowan Solar Holdings Pty Ltd	Australia	49.00%	0.00%	49.00%	49.00%	Holding company	Joint ventures
Global Esmirna, S.L. (en liquidación) (a)	Spain	0.00%	15.00%	37.51%	—	Services	—
HCUK Auto Funding 2017-2 Ltd	United Kingdom	—	(d)	—	—	Securitization	Joint ventures
HCUK Auto Funding 2022-1 Limited	United Kingdom	—	(d)	—	—	Securitization	Joint ventures
HCUK Auto Funding 2025-1 Ltd	United Kingdom	—	(d)	—	—	Securitization	Joint ventures
Healthy Neighborhoods Equity Fund I LP	United States	0.00%	22.37%	22.37%	22.37%	Real estate	—
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Finance company	Joint ventures
Hyundai Corretora de Seguros Ltda.	Brazil	0.00%	44.93%	50.00%	50.00%	Insurance mediation	Joint ventures
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	Securities investment	—
Imperial Management S.à r.l. (a)	Luxembourg	0.00%	40.20%	40.20%	40.20%	Holding company	—
Invensa Tradeco UK Limited	United Kingdom	25.00%	0.00%	25.00%	4.99%	Holding company	Associated
Inverlur Aguilas I, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint ventures
Inverlur Aguilas II, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint ventures
Inversiones ZS América Dos Ltda.	Chile	0.00%	49.00%	49.00%	49.00%	Real estate and property investment	Associated
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	Real estate and property investment	Associated
Klar Holdings Limited (consolidado)	Cayman Islands	0.00%	7.35%	7.35%	—	Holding company	—
LB Oprent, S.A.	Spain	40.00%	0.00%	40.00%	40.00%	Industrial machinery rental	Associated
Logitek Software Ltd (e)	United Kingdom	0.00%	20.27%	20.27%	—	Software	Joint ventures
Mapfre Santander Portugal - Companhia de Seguros, S.A.	Portugal	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Massachusetts Business Development Corp. (consolidado)	United States	0.00%	21.61%	21.61%	21.61%	Finance company	—
MB Capital Fund IV, LLC	United States	0.00%	21.51%	21.51%	21.51%	Finance company	—
Merlin Properties, SOCIMI, S.A. (consolidado)	Spain	20.08%	4.63%	24.68%	24.90%	Real estate investment	Associated
Merlion Aviation One Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
Metrovacesa, S.A. (consolidado)	Spain	31.94%	17.46%	49.43%	49.47%	Real estate development	Associated
Nera Agro Holding, S.L.	Spain	50.00%	0.00%	50.00%	—	Holding company	Joint ventures
Nera Paraguay S.A.	Paraguay	0.00%	50.00%	50.00%	—	Financial services	—
Nera Uruguay S.A.	Uruguay	0.00%	50.00%	50.00%	—	Financial services	—
Ocyener 2008, S.L.	Spain	0.00%	45.00%	45.00%	45.00%	Holding company	Associated
Operadora de Activos Beta, S.A. de C.V.	Mexico	49.99%	0.00%	49.99%	49.99%	Finance company	Associated
Payever GmbH	Germany	0.00%	10.00%	10.00%	10.00%	Software	Associated
Annual report 2025    896

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
Phoenix C1 Aviation Designated Activity Company (a)	Ireland	—	(g)	—	—	Renting	—
Play Digital S.A.	Argentine	0.00%	13.49%	13.52%	14.21%	Payment platform	Associated
Pluxee Beneficios Brasil S.A.	Brazil	0.00%	17.97%	20.00%	20.00%	Services	Associated
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	29.35%	50.00%	50.00%	Management	Associated
Portland SPV S.r.l.	Italy	—	(d)	—	—	Securitization	Joint ventures
Prodesa Medioambiente, S.L.	Spain	0.00%	9.80%	24.50%	—	Agricultural projects	—
Promontoria Manzana, S.A. (consolidado)	Spain	20.00%	0.00%	20.00%	20.00%	Holding company	Associated
Proteos Biotech, S.L.	Spain	0.00%	12.00%	30.00%	—	Pharmaceutical	—
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	Services	Associated
Redsys Servicios de Procesamiento, S.L. (consolidado)	Spain	24.90%	0.06%	24.96%	24.96%	Cards	Associated
Resurgence, S.L.	Spain	0.00%	40.00%	40.00%	—	Real estate development	Joint ventures
Retama Real Estate, S.A. Unipersonal	Spain	0.00%	50.00%	50.00%	50.00%	Real estate	Joint ventures
Rías Redbanc S.A.	Uruguay	0.00%	25.00%	25.00%	25.00%	Services	—
RMBS Belém No.2	Portugal	—	(d)	—	—	Securitization	Joint ventures
Roc Aviation One Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
Roc Shipping One Designated Activity Company	Ireland	—	(g)	—	—	Renting	—
RP Royal Distribution, S.L.	Spain	0.00%	23.73%	23.73%	—	Food	Associated
S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Securities company	Joint ventures
S3 Caceis Brasil Participações S.A.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
S3 CACEIS Colombia S.A. Sociedad Fiduciaria	Colombia	0.00%	50.00%	50.00%	50.00%	Finance company	Joint ventures
Sancus Green Investments II, S.C.R., S.A.	Spain	0.00%	33.02%	33.02%	33.02%	Venture capital company	—
Santander Allianz Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	28.76%	49.00%	49.00%	Insurance	Associated
Santander Allianz Towarzystwo Ubezpieczeń S.A.	Poland	0.00%	28.76%	49.00%	49.00%	Insurance	Associated
Santander Assurance Solutions, S.A.	Spain	0.00%	66.67%	66.67%	66.67%	Insurance mediation	Joint ventures
Santander Auto S.A.	Brazil	0.00%	44.93%	50.00%	50.00%	Insurance	Associated
Santander Caceis Latam Holding 1, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
Santander Caceis Latam Holding 2, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Santander Mapfre Hipoteca Inversa, E.F.C., S.A.	Spain	0.00%	50.00%	50.00%	50.00%	Finance company	Joint ventures
Santander Mapfre Seguros y Reaseguros, S.A.	Spain	0.00%	49.99%	49.99%	49.99%	Insurance	Associated
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	Insurance	Joint ventures
Seaya Holdco, S.L. (consolidado)	Spain	24.99%	0.00%	24.99%	24.99%	Holding company	Associated
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	8.38%	12.48%	12.48%	Services	Associated
Annual report 2025    897

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
SIBS-SGPS, S.A. (consolidado)	Portugal	0.00%	15.54%	16.55%	15.56%	Management of portfolios	—
SIG RCRS A/B MF 2023 Venture LLC	United States	0.00%	20.00%	20.00%	20.00%	Finance company	—
Siguler Guff SBIC Fund LP	United States	0.00%	20.00%	20.00%	20.00%	Investment company	—
Sistema de Tarjetas y Medios de Pago, S.A.	Spain	20.61%	0.00%	20.61%	20.61%	Payment methods	Associated
Sociedad Conjunta para la Emisión y Gestión de Medios de Pago, E.F.C., S.A.	Spain	45.70%	0.00%	45.70%	45.70%	Payment services	Joint ventures
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	24.91%	0.22%	25.13%	25.17%	Financial services	—
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	22.21%	0.00%	22.21%	22.21%	Financial services	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	Securities deposits	Associated
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Chile	0.00%	9.21%	13.72%	—	Services	Associated
Solar Maritime Designated Activity Company	Ireland	—	(d)	—	—	Leasing	Joint ventures
STELLANTIS Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint ventures
STELLANTIS Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	50.00%	Insurance	Joint ventures
Stephens Ranch Wind Energy Holdco LLC (consolidado)	United States	0.00%	15.10%	15.10%	15.80%	Renewable energies	—
Tecnologia Bancária S.A.	Brazil	0.00%	17.05%	19.81%	18.98%	ATMs	Associated
Tonopah Solar Energy Holdings I, LLC (e)	United States	0.00%	26.80%	26.80%	26.80%	Holding company	Joint ventures
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	Cards	Associated
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	Holding company	Joint ventures
UCI Greece Credit and Loan Receivables Servicing Company Single Member Societe Anonyme	Greece	0.00%	50.00%	50.00%	50.00%	Financial services	Joint ventures
UCI Holding Brasil Ltda.	Brazil	0.00%	50.00%	50.00%	50.00%	Holding company	Joint ventures
UCI Mediação de Seguros, Unipessoal Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	Insurance mediation	Joint ventures
UCI Servicios para Profesionales Inmobiliarios, S.A. Unipersonal	Spain	0.00%	50.00%	50.00%	50.00%	Real estate services	Joint ventures
Uncapped Limited	United Kingdom	0.00%	29.14%	29.14%	—	Finance company	—
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.83%	21.86%	21.86%	Finance company	—
Unión de Créditos Inmobiliarios, S.A. Unipersonal, EFC	Spain	0.00%	50.00%	50.00%	50.00%	Mortgage lending company	Joint ventures
Valorhold, S.L.	Spain	0.00%	16.00%	39.99%	—	Holding company	—
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	50.00%	Marketing	Joint ventures
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	0.00%	35.85%	39.89%	39.89%	Securitization	Joint ventures
Volvo Car Financial Services UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	Leasing	Joint ventures
Waycarbon Soluções Ambientais e Projetos de Carbono S.A.	Brazil	68.75%	0.00%	50.00%	100.00%	Consulting services	Associated
Webmotors S.A.	Brazil	0.00%	26.96%	30.00%	30.00%	Services	Associated
Annual report 2025    898

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Societies of which Grupo Santander owns more than 5% (c) , entities associated with Grupo Santander and jointly controlled entities
		% of ownership held by Banco Santander		Percentage of voting power (b)
Company	Location	Direct	Indirect	Year 2025	Year 2024	Activity	Type of company
WWSO II LLP	United Kingdom	0.00%	94.00%	94.00%	—	Real estate investment	Joint ventures
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	Insurance	Associated
Zurich Santander Holding (Spain), S.L. Unipersonal	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Holding Dos (Spain), S.L. Unipersonal	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Insurance América, S.L.	Spain	0.00%	49.00%	49.00%	49.00%	Holding company	Associated
Zurich Santander Seguros Argentina S.A.	Argentine	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
Zurich Santander Seguros Uruguay S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	Insurance	Associated
a.Company in liquidation as at 31 December 2025.
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
e.Company with no financial information available.
f.Investment managed discretionally by a manager outside the Santander Group, the voting rights not being, in this case, decisive in determining control of the entity.
g.Company over which effective control has been lost.

Annual report 2025    899

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix III

Issuing subsidiaries of shares and preference shares
		% of ownership held by Banco Santander
Company	Location	Direct	Indirect	Activity
Emisora Santander España, S.A. Unipersonal (b)	Spain	—	—	Finance company
Santander UK (Structured Solutions) Limited	United Kingdom	0.00%	100.00%	Finance company
Santander Global Issuances B.V. (a)	Netherlands	100.00%	0.00%	Finance company
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	Finance company

a.Company with tax residence in Spain.
b.Accounting merged company. Pending registration.
Annual report 2025    900

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix IV
Notifications of acquisitions and disposals of investments in 2025
(Art. 155 of the Corporate Enterprises Act and Art. 105 of the Securities Market Law).
Regarding compliance with Art. 125 of the Securities Market Law, no required notifications were submitted during 2025.
In relation to the information required by 155 of the Corporate Enterprises Act, on the shareholdings in which Grupo Santander owns more than 10% of the capital of another company, and the successive acquisitions of more than 5% of the share capital, see appendices I, II and III.

Annual report 2025    901

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix V
Other information on the Group’s banks
Following is certain information on the share capital of the Group’s main banks based on their total assets.
1. Santander UK plc
a)Number of financial equity instruments held by the Group.
At 31 December 2025, the Company was a subsidiary of Banco Santander, S.A. and Santusa Holding, S.L.
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
b)Capital increases in progress
At 31 December 2025, there were no approved capital increases.
c)Share capital authorised by the shareholders at the general meeting
The shareholders resolved at the Annual General Meeting held on 30 June 2025, to authorise unconditionally, the company to carry out the following repurchases of the share capital:
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
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
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
Annual report 2025    902

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
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
c)Capital authorised by the shareholders at the general meeting
Not applicable.
d)Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e)Specific circumstances that restrict the availability of reserves
Not applicable.
f)Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g)Equity instruments admitted to trading
Not applicable.
3. Banco Santander (Brasil) S.A.
a) Number of financial equity instruments held by the Group
The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V. and Grupo Empresarial Santander, S.L.
The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no pending payments. At 2025 year-end, the bank’s treasury shares consisted of 13,666,460 ordinary shares and 13,666,460 preferred shares, with a total of 27,332,920 shares.
In accordance with current Bylaws (Article 5.7), the preference shares do not confer voting rights on their holders, except under the following circumstances:
a)In the event of transformation, merger, consolidation or spin-off of the company.
b)In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or Bylaws provisions, they are submitted to a general meeting.
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
As of 31 December 2025, the share capital consists of 7,498,531,051 shares (3,818,695,031 ordinary shares and 3,679,836,020 preferred shares).
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
At the general meeting held on 21 December 2016 the shareholders approved the rules relating to the deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. Shares delivery is linked to achievement of certain targets. At the general meeting held on April 26, 2024, the shareholders approved an adjustment to the relevant regulations for the calculation of the average period of daily quotations for the purposes of bonus payments.
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
Annual report 2025    903

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
All the shares are listed on the São Paulo Stock Exchange ( B3 - Brasil, Bolsa, Balcão) and the shares deposit certificates (American Depositary Receipts - ADR) are listed on the New York Stock Exchange (NYSE).
4. Santander Bank, National Association
a) Number of financial equity instruments held by the Group
At 31 December, 2025, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company holds 1,237 ordinary shares of Santander Bank, National Association (SBNA) with a par value of USD 1 each, which carry the same voting rights and constitute all the share capital of SBNA.
Prior to 1 December, 2025, SHUSA held an 80.84% ownership interest in SBNA, and the remaining 19.16 % was held by Independence Community Bank Corp. (ICBC), a wholly owned subsidiary of SHUSA. ICBC was dissolved and its ownership interest in SBNA was distributed in liquidation to SHUSA on 1 December, 2025.
There is no shareholders’ meeting for the ordinary shares of SBNA.
b) Capital increases in progress
At 31 December 2025 there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
Not applicable.
5. Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México
a) Number of financial instruments of capital held by the group.
Grupo Financiero Santander México, S.A. de C.V. ('Grupo Financiero') and Gesban México Servicios Administrativos Globales, S.A. de C.V. (México), hold 5,088,000,736 shares which represent the 74.97% of the capital stock of Banco Santander México and Banco Santander, S.A. holds 1,691,806,903 shares which represent the 24.92% of such capital stock.
On November 30, 2022, an Extraordinary Shareholders' Meeting of Banco Santander México, was held at which it was approved (a) to cancel the registration of all of the shares representing the capital stock of the Company in the National Securities Registry (RNV) maintained by the National Banking and Securities Commission and to delist them from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), and (b) delist the American Depositary Shares (each representing five series 'B' shares of the Company) from the New York Stock Exchange and delist the Company's series 'B' shares and such American Depositary Shares from registration with the US Securities and Exchange Commission; and (c) to conduct certain tender offers for the series 'B' shares representing the capital stock of the Company and the American Depositary Shares.
Tender offers for the acquisition of shares were carried out from February 7 to April 10, 2023, where Banco Santander, S.A. acquired a total of 244,306,313 series 'B' shares.
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
On May 4 and 12, 2023, respectively, Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, was delisted from the New York Stock Exchange, LLC and the RNV .
On November 8, 2023, the trust ended; as a result, Banco Santander, S.A. repurchased 9,243,880 series 'B' shares from shareholders who did not participate in the tender offers, leaving a total of 1,714,399 shares of the series 'B' in the hands of minority shareholders.
On February 13, 2024, an Extraordinary Shareholders' Meeting of Banco Santander México, S.A. was held, at which it was approved to amend the Bylaws of the Institution to remove the obligations established by the Securities Market Law as a public company.
b) Ongoing capital stock increases.
To this date there are not ongoing capital stock increases.
Annual report 2025    904

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
c) Authorized Capital by the Shareholders Meeting.
On April 20, 2021, the Company held an Extraordinary General Shareholders' Meeting, at which, among other items, it was approved an increase in the authorized capital stock of the Company to 6,825,447,481.00 Mexican pesos represented by 1,805,300,000 unsubscribed and unpaid shares, which are held in treasury so that the Company may issue Capital Instruments representing non-preferred subordinated debt, perpetual nature and convertible into ordinary shares, together with the corresponding amendment to the Company’s Bylaws. This increase was approved by the National Banking and Securities Commission (CNBV) through official communication number 312-3/10039041/2021 dated November 8, 2021.
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
The capital stock of the Bank is 32,485,600,109.44 Mexican pesos represented by a total of 8,592,294,357 shares with a nominal value of 3.780782962 Mexican pesos each one; divided in 4,385,824,012 stocks 'F' series and 4,206,470,345 shares 'B' series. The capital stock is constituted as follows:
• Subscribed and paid-in capital of the Bank is 25,660,152,628.14 Mexican pesos represented by a total of 6,786,994,357 shares with a nominal value of 3.780782962 Mexican pesos each one; divided in 3,464,309,145 shares 'F' series and 3,322,685,212 shares series.
•The authorized capital stock for the conversion of obligations into shares of the Company is 6,825,447,481.30 Mexican pesos, represented by a total of 1,805,300,000 shares with a nominal value of 3,780782962 Mexican pesos each; divided into 921,514,867 series 'F' shares and 883,785,133 series 'B shares'.
d) Rights incorporated into parts of founder, bonds or debt, convertible obligations and securities or similar rights.
On September 20, 2018, Banco Santander México, issued and placed equity instruments, subordinated, preferential, and not convertible into shares, governed by foreign law, representative of the complementary part of the net capital of Banco Santander Mexico (tier 2 subordinated preferred capital notes), for the amount of 1,300 million American dollars (the 'Instruments'), whose resources were used mainly for the acquisition of the 94.07% of the Subordinated Notes 2013.
On June 15, 2020, the Bank’s Shareholders' Meeting was held, which approved to increase the debt securities issuance in order to be settled in the amount of 10,000 million American dollars, to be used considering the following, among others: i) issuance of debt securities in local and international markets; ii) senior or subordinated debt, including in both cases preferred and not preferred securities, and debt securities classified as capital on a regulatory point of view. The board of directors on its meeting held on June 18, 2020, ratified the 10,000 million American dollars limit approved by the above mentioned Shareholders Meeting.
On April 20, 2021, a General Extraordinary Shareholders' Meeting of Banco Santander México was held, where among other issues, it was approved that the Bank may issue subordinated non preferential perpetual and convertible capital notes, to be placed abroad, in accordance with the Banco de Mexico authorization.
On September 15, 2021, Banco Santander Mexico issued abroad the 'Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Notes', up to an amount of 700 million American dollars. On the same date, the Bank paid the '2016 Obligations' issued by the Bank, on a fixed initial rate of 4.625% up to an amount of 700 million American dollars.
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
On April 24, 2025, the Bank’s board of directors approved, among others, the issuance of Subordinated Preferred tier2 Notes to be placed abroad, for the amount of 1,200 million American dollars during 2025. Subsequently, the Bank’s General Shareholders Meeting dated June 17, 2025, approved the issuance of capital instruments as part of the complementary capital (tier 2), to be placed abroad, up to an amount of 1,200 million US dollars (the total amount was effectively placed).
The approved debt issuance of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México is currently composed as follows:
Annual report 2025    905

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●

Instrument	Type	Term	Amount	Available
Issuance Program of unsecured bonds and unsecured certificates of deposit	Revolving	04-Mar-2026	80,000 million Mexican pesos, or its equivalent in UDIs, dollars or any other foreign currency	$31,870 million Mexican pesos
Private banking structured bonds Act with subsequent placements (JBSANPRIV 24-1)	Not revolvingA	10-Oct-2029	100,000 million Mexican pesos	$0 million Mexican pesos
Private structured bonds Act with subsequent placements (JBSANPRIV 25-1)	Not revolvingA	01-Oct-2030	100,000 million Mexican pesos	$85,889 million Mexican pesos
Public banking structured bonds Act with subsequent placements	Not revolvingA	16-Dic-2027	10,000 million Mexican pesos	$10,000 million Mexican pesos
Subordinated Notes RegS (2025)	Not revolvingA	27-Jun-2032	1,200 million American dollars	N/A
Capital Notes (tier 2 Capital)	Not revolvingA	1-Oct-2028	1,300 million American dollars	N/A
Subordinated Notes, perpetual and convertible (tier 1)	Not revolvingA	perpetual	700 million American dollars	N/A
Subordinated Preferred Notes (2024)	Not revolvingA	21-Mar-2030	900 million American dollars	N/A
Senior Notes 144.ª/RegS (2024)	Not revolvingA	10-Dic-2029	700 million American dollars	N/A
A.The issuance of the structured private banking bonds is not revolving. Once placed the amount laid down in the corresponding brochure a new certificate will be issued on the authorized amount.
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
Not applicable.
g) Equity instruments admitted to trading.
Not applicable.
Annual report 2025    906

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
6. Banco Santander Totta, S.A
a) Number of equity instruments held by the Group
Banco Santander, S.A. owns 1,383,690,177 shares of Banco Santander Totta, S.A..
Banco Santander Totta, S.A. own 6.326.736 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.
Banco Santander, S.A. direct participation at Banco Santander Totta, S.A. arise as result of the incorporation by merger of its majority shareholder, Santander Totta, SGPS, S.A. and Taxagest – Sociedade Gestora de Participações Sociais, S.A. in Banco Santander Totta, S.A. occurred at February 28, 2025.
b) Capital increases in progress
At 31 December 2025, there were no equity increases in progress.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
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
Not applicable.
g) Equity instruments admitted to trading
Not applicable.
7. Santander Consumer Bank AG
a) Number of financial equity instruments held by the Group
At 31 December 2025, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.
b) Capital increases in progress
Not applicable.
c) Capital authorised by the shareholders at the general meeting
Not applicable.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
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
b) Capital increases in progress
At 31 December 2025, there were no approved capital increases.
c) Capital authorised by the shareholders at the general meeting
Share capital at 31 December 2025 amounted to CLP 891,302,881,691.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
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
Not applicable.
g) Equity instruments admitted to trading
All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

Annual report 2025    907

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
9. Santander Bank Polska S.A.
a) Number of financial equity instruments held by the Group
At 31 December, 2025, Banco Santander, S.A. held 59,984,148 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.
On 13 September 2024, Banco Santander sold 5,320,000 shares held in Santander bank Polska S.A. (ca. 5.2% of the in share capital).
On 4 December 2025, Banco Santander sold 3,576,626 shares held in Santander Bank Polska S.A. (ca. 3.5% of the in share capital).
b) Capital increases in progress
At 31 December, 2025, there were no equity increases in progress.
c) Capital authorised by the shareholders at the general meeting
There was no share capital increase in 2025.
d) Rights on founder’s shares, 'rights' bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Entities outside the Group which own, directly or through subsidiaries, a stake equal to or greater than 10% of the equity.
Not applicable.
g) Equity instruments admitted to trading
All the shares of Santander Bank Polska S.A. are listed on the Warsaw Stock Exchange.
Annual report 2025    908

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
Appendix VI
Annual banking report
Grupo Santander’s total tax contribution (taxes incurred directly and by third parties, generated in the course of business) is around EUR 22.1 billion, including more than EUR 9.5 billion in taxes incurred directly (corporate income tax, non-recoverable value added tax (VAT) and other indirect taxes, employer Social Security contributions, payroll taxes and other taxes and levies).
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
d) Tax on profit or loss
In the absence of specific criteria, we have included the amount effectively paid (EUR 4,954 million in 2025, with an effective tax rate of 24.0%) in respect of taxes whose effect is recognized under Income tax in the consolidated income statement.
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
The foregoing form part of the cash flow statement and differ from the corporate income tax expense recognized in the consolidated income statement (EUR 5,131 million in 2025, representing an effective rate of 24.9%, see note 27). This is because each country’s tax regulations establish:
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
e) Public subsidies
In the context of the legally-required disclosures, this was interpreted as any aid or subsidy in line with the European Commission’s Guidance on the notion of State aid. Grupo Santander did not receive significant public subsidies in 2025.

Annual report 2025    909

Contents	Auditor's report ●	Consolidated financial statements ●	Notes to the consolidated financial statements ●	Appendix ●
The breakdown of information is as follows:

	2025
Jurisdiction	Turnover (EUR million)	Full-time equivalent employees	Gross profit or loss before tax (EUR million)	Tax on profit or loss (EUR million)
Germany	1,759	4,659	257	60
Argentina	2,248	7,964	684	133
Australia	9	54	1	—
Austria	211	296	53	15
Bahamas	15	22	9	—
Belgium	51	237	15	11
Brazil[1]	11,687	55,539	1,998	1,204
Bulgaria	7	15	2	—
Canada	70	322	4	—
Chile	2,668	9,066	1,222	35
China	40	118	9	—
Colombia	156	1,277	43	25
United Arab Emirates	12	143	(24)	—
Spain[2]	12,226	35,097	4,625	792
United States	7,920	10,915	1,794	268
Denmark	152	233	51	11
Finland	84	160	26	13
France	833	1,020	424	106
Greece	25	54	10	—
Hong Kong	128	244	28	7
Ireland	18	10	11	2
Isle of Man	46	78	31	3
Italy	776	1,282	316	86
Jersey	21	62	12	1
Luxembourg	744	37	723	245
Mexico	6,139	29,311	2,213	558
Norway	250	527	143	23
Netherlands	175	352	94	114
Peru	373	2,242	135	26
Poland[3]	4,184	13,021	2,069	543
Portugal	2,032	5,393	1,430	437
United Kingdom	6,238	18,617	1,876	169
Romania	9	33	3	—
Singapore	46	38	25	3
Sweden	153	332	45	20
Switzerland	245	459	26	15
Uruguay	640	1,512	248	29
Consolidated Group Total	62,390	200,741	20,631	4,954

1.Including the information relating to a branch in the Cayman Islands, the profits of which are taxed in full in Brazil. The contribution of this branch profit before tax from continuing operations is EUR 488 million.
2.Includes the Corporate Centre.
3.Including information associated with the business subject to the Poland disposal reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations’ (see note 52.c).

At 31 December 2025, the Group’s return on assets (ROA) was 0.84%.
Annual report 2025    910

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
Annual report 2025    911

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
Santander Group City
Arrecife, 2ª planta
Avda. de Cantabria, s/n
28660 Boadilla del Monte
Madrid
Spain
Telephone: (+34) 91 289 52 11
comunicacion@gruposantander.com

Annual report 2025    912

santander.com

Part 2.

Supplemental information

914

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Table of contents:

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

1. Presentation of financial and other information
Accounting principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State (a Member State) and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards as previously adopted by the European Union (EU-IFRS). The Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats (Circular 4/2004) required Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Circular 4/2004 was repealed on 1 January 2018 by Bank of Spain Circular 4/2017, of 27 November 2017 on Public and Confidential Financial Reporting Rules and Formats (Circular 4/2017). Therefore, Grupo Santander (the 'Group' or 'Santander') is required to prepare its consolidated financial statements for the years ended 31 December 2025, 31 December 2024 and 31 December 2023 in conformity with EU-IFRS and Circular 4/2017. Differences between EU-IFRS, Bank of Spain’s Circulars and International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.
Our auditors, PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, have audited our consolidated financial statements as of, and for the years ended, 31 December 2025, 2024 and 2023, which were prepared in accordance with IFRS-IASB. See the audit report issued by PricewaterhouseCoopers Auditores, S.L., in Part 1 of this annual report on Form 20-F.
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
General information
Our consolidated financial statements included in Part 1 of this annual report on Form 20-F are in Euros, which are denoted 'euro', 'euros', 'EUR' or '€' throughout this annual report on Form 20-F. Also, throughout this annual report on Form 20-F, when we refer to:
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
When we refer to 'loans', we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value ('LTV') ratios disclosed in this annual report on Form 20-F are calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan shows signs of impairment, we update the appraisals which are then used to estimate allowances for loan losses.
When we refer to the 'non-performing loans ratio' ('NPL ratio'), we mean credit impaired loans and advances to customers, customer guarantees and customer commitments granted divided by total risk (which comprises total loans and advances to customers, customer guarantees and customer commitments granted, including those that are credit impaired).
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

Management makes use of certain financial measures in local currency to help in the assessment of ongoing operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyse these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. Variances in financial metrics, excluding the exchange rate impact, are calculated by translating the components of the financial metrics to our euro presentation currency using the same foreign currency exchange rate for both periods presented. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements included in Part 1 of this annual report on Form 20-F. In addition, throughout this annual report on Form 20-F we make use of other alternative performance measures. See more information in sections '6. 'Alternative performance measures (APMs)' and 9.2 'Alternative performance measures (APMs) of the new reporting structure' in the 'Economic and financial review' chapter of the consolidated directors’ report and note SN 9 'Alternative performance measures (APMs) in the 'Sustainability statement' chapter in the consolidated directors’ report in Part 1 of this annual report on Form 20-F.

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
•management strategy;
•capital expenditures;
•earnings and other targets;
•asset portfolios; and
•non-financial information.
Forward-looking statements may be identified by words such as 'may', 'will', 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'commitment', 'commit', 'focus', 'pledge' and similar expressions found throughout this annual report on Form 20-F. We include forward-looking statements throughout this annual report on Form 20-F, including but not limited to, the 'Operating and financial review and prospects' and 'Quantitative analysis about market risk' sections as well as climate and ESG related metrics, data, targets and other non-financial disclosures. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission ('SEC'), shareholders' and investors' reports, offering circulars, prospectuses, press releases and other written materials, and in oral statements made by our directors, officers or employees to third parties, including financial analysts.
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
Economic and industry conditions
•general economic or industry conditions in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and other areas where we have significant operations or investments, including a worsening of the economic environment in these areas and an increase in capital markets volatility;
•climate-related conditions, regulations, targets and weather events;
•uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and potential conflicts and inconsistencies among governmental standards and regulations;
•exposure to various market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk, inflation,

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

deflation and risks associated with new or modified benchmark indices;
•the effects of a decline in real estate prices, particularly in Spain and the UK;
•the effects of political developments in the UK, including the UK’s exit from the European Union;
•monetary and interest rate policies of the ECB and various central banks;
•the effects of market behaviour not captured by our statistical models, such as the VaR model we use;
•the inability to hedge some risks economically;
•changes in demographics (including due to an ageing population or migration flows), consumer spending, investment or saving habits;
•changes in energy prices;
•potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; and
•changes in competition and pricing environments, including as a result of the progressive adoption of the internet for conducting financial services and/or other factors.
Political, geopolitical and governmental factors
•political instability in Spain, the UK, other European countries, the US, Brazil, other Latin American countries and other areas where we have significant operations or investments;
•changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;
•effects of wars and conflicts (including the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East) or the outbreak of public health emergencies on the global economy;
•changes in Spanish, UK, EU, US, Latin American, or other jurisdictions’ legislation, regulations or taxes, including changes in regulatory capital and liquidity requirements; and
•increased regulation in response to financial crises.
Transaction and commercial factors
•acquisitions, dispositions or restructurings of businesses that may not be completed in a timely manner or at all and may not perform in accordance with our expectations; and our ability to successfully integrate our acquisitions and related challenges that may result from the diversion of management’s focus and resources from other strategic opportunities and operational matters;
•reputational risk and potential adverse reactions of customers, employees, vendors or other business partners, including adverse effects on the market price of our securities; and
•the outcome of our negotiations with business partners and governments.
Operating factors
•the adequacy of loss reserves;
•potential losses associated with an increase in the level of impairment by counterparties to other types of financial instruments;
•the adequacy of provisions for tax, legal and other contingencies;
•technical difficulties and/or failure to adequately improve or upgrade our information technology;
•changes in our access to liquidity and funding on acceptable terms, including as a result of credit spread shifts or downgrades in our credit ratings or those of our more significant subsidiaries;
•our exposure to operational risks (e.g., failed internal or external processes, people and systems, liabilities derived from utilizing artificial intelligence or potential losses associated with cyberattacks, data breaches, data losses and other security incidents);
•limitations in our disclosure controls and procedures over financial and non-financial reporting;
•changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;
•the occurrence of force majeure events, such as natural disasters, epidemics and pandemics, that impact our operations or impair the asset quality of our loan portfolio;
•the impact of changes in the composition of our balance sheet on future interest income / (charges); and
•our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures.

The forward-looking statements contained in this annual report on Form 20-F speak only as of the date of this annual report on Form 20-F. We do not undertake to update any forward-looking statement to reflect events or circumstances after the date of this annual report on Form 20-F or to reflect the occurrence of unanticipated events.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

3. Selected financial data
Selected consolidated financial information
We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
In May 2025, we agreed to sell approximately 49% of the share capital of Santander Bank Polska, S.A., (our subsidiary in Poland) and 50% of the share capital of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (the asset management business in Poland) owned directly by Banco Santander, S.A. to Erste Group Bank AG. The transaction was completed on 9 January 2026 (see notes 3 and 12 to our consolidated financial statements in Part 1 of this report on Form 20-F) (the 'Poland Disposal'). Accordingly:
• In the statutory income statement, the results associated with the businesses subject to the Poland Disposal are reported under a single line in the consolidated income statement — 'profit/
(loss) after tax from discontinued operations' — for 31 December 2025 and all prior periods contained herein. Consequently, the results associated with the businesses subject to the Poland Disposal are excluded line by line from the breakdown of continuing operations. Due to such reclassification, the consolidated income statement data for the years ended 31 December 2024 and 2023 differ from the consolidated income statement data for such periods included in our annual report on Form 20-F filed with the SEC on 28 February 2025. All other figures remain unchanged.
• In the consolidated balance sheet, the assets associated with the businesses subject to the Poland Disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to the balance sheet as of 31 December 2025 and does not affect prior periods.
In the consolidated financial statements included in Part 1 of this annual report on Form 20-F we present our audited financial statements for the years 2025, 2024 and 2023.

	Year ended 31 December,
BALANCE SHEET (EUR million)	2025	2024	2023
Total assets	1,867,515	1,837,081	1,797,062
Loans and advances to customers	1,037,288	1,054,069	1,036,349
Customer deposits	1,041,200	1,055,936	1,047,169
Total customer funds (A)	1,363,160	1,348,422	1,306,942
Total equity	112,748	107,327	104,241

CAPITALIZATION (EUR million)
Shareholders' equity	141,144	135,196	130,443
Other comprehensive income	(37,974)	(36,595)	(35,020)
Stockholders' equity (B)	103,170	98,601	95,423
Non-controlling interest (including net income of the period)	9,578	8,726	8,818
Total equity	112,748	107,327	104,241
Subordinated debt issued by Banco Santander, S.A. or issued by subsidiaries and guaranteed by Banco Santander, S.A., excluding preferred securities and preferred shares	11,574	13,411	15,070
Other Subordinated debt (C)	7,409	12,370	6,559
Preferred securities (D)	10,103	9,821	9,081
Preferred shares (D)	201	211	202
Total subordinated debt	29,288	35,813	30,912
Total capitalization and Indebtedness	142,035	143,140	135,153

Stockholders’ Equity per average share (B) (N)	6.93	6.36	5.90
Stockholders’ Equity per share at period end (B)	7.03	6.51	6.01

INCOME STATEMENT (EUR million)
Interest income / (charges)	42,348	43,787	40,650
Total income	58,670	58,380	54,251
Net operating income (E)	33,959	33,231	29,618
Operating profit/(loss) before tax	18,681	17,347	15,005
Profit from continuing operations	13,958	12,503	11,125
Profit from discontinued operations	1,542	1,241	1,058
Profit attributable to the Parent	14,101	12,574	11,076

PERFORMANCE

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

ROE (F)	13.90%	13.0%	11.9%
RoTE (G)	17.10%	16.3%	15.1%
RoTE post AT1 (H)	16.30%	15.5%	14.4%
ROA	0.84%	0.76%	0.69%

SOLVENCY RATIOS
Phased-in CET1 capital ratio (I)	13.5%	12.8%	12.3%
Phased-in total capital ratio (I)	17.8%	17.4%	16.4%

CREDIT QUALITY DATA	2025	2024	2023
Loans and advances to customers
Allowances for total balances as a percentage of total gross loans	2.00%	2.06%	2.15%
Credit impaired balances as a percentage of total gross loans (J)	2.98%	3.14%	3.22%
Allowances for total balances as a percentage of credit impaired balances (J)	67%	66%	67%
Net loan charge-offs as a percentage of total gross loans	1.08%	1.08%	1.16%
Ratios adding contingent liabilities to loans and advances to customers (K)
Allowances for total balances as a percentage of total loans and contingent liabilities	1.93%	1.97%	2.07%
Credit impaired balances as a percentage of total loans and contingent liabilities (L) (J)	2.91%	3.05%	3.14%
Allowances for total balances as a percentage of credit impaired balances (L) (J)	66%	65%	66%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	0.98%	1.00%	1.08%

MARKET CAPITALIZATION AND SHARES
Number of shareholders	3,518,729	3,485,134	3,662,377
Shares (millions)	14,689	15,152	16,184
Share price (EUR)	10.070	4.465	3.780
Market capitalization (EUR million)	147,921	67,648	61,168
Payout ratio (M)	25%	25%	25%

PER SHARE INFORMATION
Average number of shares (EUR thousands) (N)	14,890,305	15,497,607	16,172,085
Basic earnings per share (EUR)	0.910	0.77	0.65
Basic earnings per share continuing operation (EUR)	0.840	0.72	0.61
Diluted earnings per share (EUR)	0.900	0.77	0.65
Diluted earnings per share continuing operation (EUR)	0.840	0.72	0.61
Remuneration (EUR) (O)	0.2400	0.2100	0.1760
Remuneration (US$) (O)	0.2820	0.2182	0.1945

OPERATING DATA
Number of employees (P)	198,403	206,753	212,764
Number of branches	7,124	8,086	8,518
(A)Total customer funds includes customer deposits, mutual funds, pension funds and managed portfolios. See notes 21 and 35 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
(B)Equals the sum of the amounts included at the end of each year as 'Shareholders’ Equity' and 'Other comprehensive income' as stated in our consolidated financial statements included in Part 1 of this annual report on Form 20-F. We have deducted the book value of treasury stock from stockholders’ equity.
(C)Other Subordinated debt includes issuances by subsidiaries not guaranteed by Banco Santander, S.A. excluding preferred securities and preferred shares.
(D)In our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F, preferred securities and preferred shares are included under 'Subordinated liabilities'.
(E)Net Operating Income is used for the Group’s internal reporting and management reporting purposes but is not a line item in the statutory consolidated income statement. Net operating income equals the sum of 'Total income', 'Administrative expenses' and 'Depreciation and amortization' as stated in our consolidated financial statements included in Part 1 of this annual report on Form 20-F.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

(F)The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.
(G)The Return on average tangible equity ratio (ROTE) is calculated as profit attributable to the Parent excluding goodwill impairment divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill - other intangible assets. We provide this non-GAAP financial measure as an additional measure to return on equity to provide a way to look at our performance which is closely aligned to our capital position. See section 6. 'Alternative performance measures (APMs)' in the 'Economic and financial review' chapter in Part 1 of this annual report on Form 20-F.
(H) The Return on average tangible equity ratio (ROTE) post-AT1 is calculated as profit attributable to the Parent excluding goodwill impairment minus AT1 costs divided by the monthly average of: capital + reserves + retained earnings + other comprehensive income (excluding non-controlling interests) - goodwill - other intangible assets. We provide this non-GAAP financial measure deducting the cost of AT1 issuances from the numerator because this is the definition of ROTE that is commonly used as a measure of profitability over tangible equity. See section 6. 'Alternative performance measures (APMs)' in the 'Economic and financial review' chapter in Part 1 of this annual report on Form 20-F.

(EUR million, except percentages)
	2025	2024	2023
Profit attributable to the parent	14,101	12,574	11,076

Profit attributable to the parent excluding goodwill impairment	14,105	12,578	11,096

Profit attributable to the parent excluding goodwill impairment and deducting AT1 costs	13,483	11,958	10,603

Average equity	101,497	96,744	93,035
Effect of goodwill and other intangible assets	(18,865)	(19,428)	(19,361)
Average tangible equity	82,631	77,316	73,675

Return on equity (ROE)	13.9%	13.0%	11.9%
Return on tangible equity (ROTE)	17.1%	16.3%	15.1%
Return on tangible equity (ROTE) post AT1	16.3%	15.5%	14.4%
(I)Fully-loaded CET1 ratios are calculated without application of the transitory IFRS 9 provisions nor the subsequent amendments introduced by Regulation 2020/873 of the European Union. The phased-in CET1 ratios reflect the application of the transitory provisions and subsequent amendments introduced by Regulation 2020/873 of the European Union.
(J)Reflects Bank of Spain classifications. These classifications differ from the classifications applied by US banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See note 2 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
(K)We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof. These credit ratios are prepared for management purposes and therefore include the assets and results associated with the businesses subject to the Poland Disposal, which we continued to manage until completion of the transaction in January 2026.
(L)Credit impaired balances include credit impaired loans and advances, customer guarantees and customer commitments granted.
(M)The pay-out ratio is calculated as cash dividends paid plus cash dividends payable on account of the net attributable income of the period (i.e., in 2025, we include the 11.5 euro cent interim dividend paid in November 2025 and the 12.5 euro cent final dividend payable in May 2026) divided by profit attributable to the Parent. Therefore, it does not include in the numerator the amounts paid as scrip dividends or share buybacks. See note 4 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F. The 50% underlying pay-out goal for 2025 indicated by the Group is calculated as total dividends charged to the net attributable income of the period (including around 50% of the total through share buybacks) divided by underlying attributable profit, and is subject to approval of the final dividend at the 2026 annual general shareholders' meeting (AGM) and completion of the Second 2025 Buyback Programme under the terms agreed by the board.
(N)Average number of shares is calculated on a monthly basis as the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(O) With regard to the remuneration policy against the 2023 earnings, the board followed a policy of allocating 50% of the Group’s reported profit, excluding non-cash, non-capital ratios impact items, to shareholder remuneration, distributed in approximately 50% in cash dividend and 50% in share buybacks.
Interim remuneration. On 26 September 2023, the board approved the payment of an interim cash dividend against the 2023 results of 8.10 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The interim dividend was paid on 2 November 2023. The board also approved the implementation of a share repurchase programme (the 'First 2023 Buyback Programme') worth approximately EUR 1,310 million (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The First 2023 Buyback Programme was completed on 25 January 2024, and resulted in the acquisition of a total of 358,567,487 shares.
Final remuneration. Under the 2023 shareholder remuneration policy, on 19 February 2024, the board of directors resolved to submit a resolution at the 22 March 2024 AGM to approve a final cash dividend in the gross amount of 9.50 euro cents per share entitled to dividends. Following the approval at the AGM, the dividend was paid from 2 May 2024. The board of directors also resolved to implement the Second 2023 Buyback Programme worth EUR 1,459 million, which commenced on 20 February 2024 and was completed on 17 June 2024 resulting in the acquisition of a total of 331,305,000 shares. Once the above-mentioned actions had been completed, the total shareholder remuneration for 2023 amounted to EUR 5,538 million (approximately 50% of the Group's reported profit for 2023), which was distributed approximately as follows: 50% in the form of a cash dividend and 50% in the form of share buybacks.
With regard to the remuneration policy against the 2024 earnings, the board continued the policy of allocating approximately 50% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 24 September 2024, the Board approved the payment of an interim cash dividend against the 2024 results of 10 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024). The interim dividend was paid on 2 November 2024. The board also approved the implementation of a share repurchase programme (the 'First 2024 Buyback Programme') worth approximately EUR 1,525 million (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024). The First 2024 Buyback Programme was completed on 4 December 2024, and resulted in the acquisition of a total of 341,781,250 shares.
Final remuneration. Under the 2024 shareholder remuneration policy, on 25 February 2025 the board resolved to implement a second share repurchase programme (the 'Second 2024 Buyback Programme') worth approximately EUR 1,587 million (equivalent to approximately 25% of the Group´s underlying profit in the second half of 2024) The Second 2024 Buyback Programme was completed on 2 June 2025 and resulted in the acquisition of a total of 267,166,950 shares. In addition, on 25 February 2025, the board of directors resolved to submit a resolution at the 2025 AGM to approve a final cash dividend in the gross amount of 11 euro cents per share entitled to dividends. Following the approval at the 2025 AGM, the dividend was paid from 2 May 2025. Total shareholders' remuneration for 2024 amounted to EUR 6,287 million (approximately 50% of the Group underlying profit for 2024), distributed as follows: approximately 50% in the form of cash dividends (EUR 3,175 million) and 50% in the form of share buybacks (EUR 3,112 million).

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

With regard to the remuneration policy against the 2025 earnings, the board continued the policy of allocating approximately 50% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 30 September 2025, the Board approved the payment of an interim cash dividend against the 2025 results of 11.5 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's underlying profit in the first half of 2025). The interim dividend was paid on 3 November 2025. The board also approved the implementation of a share repurchase programme (the 'First 2025 Buyback Programme') worth approximately EUR 1,700 million (equivalent to approximately 25% of the Group's underlying profit in the first half of 2025), which was completed on 22 December 2025, and resulted in the acquisition of a total of 196,005,870 shares.
Final remuneration. Under the 2025 shareholder remuneration policy, on 3 February 2026, the board resolved to implement a second share repurchase programme (the 'Second 2025 Buyback Programme') worth approximately EUR 5,030 million (equivalent to approximately 25% of the Group´s underlying profit in the second half of 2025), which will be completed on 21 July 2026. In addition, on 24 February 2026, the board of directors resolved to submit a resolution at the 2026 AGM to approve a final cash dividend in the gross amount of 12.5 euro cents per share entitled to dividends. If approved at the 2026 AGM, the dividend will be payable from 5 May 2026. Once the above-mentioned actions are completed, the total shareholder remuneration for 2025 will total EUR 7,050 million (approximately 50% of the Group underlying profit for 2025), distributed as follows: approximately 50% in the form of cash dividends (EUR 3,520 million) and 50% in the form of share buybacks (EUR 3,530 million). These amounts have been estimated assuming that, as a consequence of the partial execution of the Second 2025 Buyback Programme, the number of outstanding shares entitled to a final cash dividend will be 14,568,470,446. Therefore, that amount may be higher if fewer shares than planned are acquired in the Second 2025 Buyback Programme; otherwise, it will be lower.
In order to comply with applicable US securities laws, it may be necessary to temporarily suspend the Second 2025 Buyback Programme during certain periods until the completion of the acquisition transaction we entered into with Webster Financial Corporation (‘Webster’). For more information on such transaction, see section 13.2 'Material Contracts' of this annual report on Form 20-F.
For more information see section 3.3.'Dividends and shareholder remuneration' in the 'Corporate governance' chapter included in Part 1 of this annual report on Form 20-F.
(P) Includes employees in the businesses subject to the Poland Disposal (10,864 employees as of 31 December 2025).

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Set forth below is a table showing our allowances for credit impaired balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

EUR million
	2025	2024	2023
Allowances refers to:
Allowances for total balances (A)	21,870	22,835	23,490
Allowances for contingent liabilities and commitments	712	710	702
Allowances for total balances (excluding contingent liabilities and commitments):	21,158	22,125	22,788
Other allowances (B)	524	354	295
Total allowances for total balances (excluding contingent liabilities and commitments)	21,682	22,479	23,083
Of which:
Allowances for customers	21,158	22,125	22,788
Allowances for credit institutions and other financial assets	4	5	9
Allowances for Debt instruments	520	349	286

Allowances for Financial assets at amortised cost	21,596	22,327	22,950
Allowances for Financial assets at fair value through other comprehensive income	86	152	133
(A) Allowances for credit impaired loans and advances to customers, customer guarantees and customer commitments granted.
(B) Includes mainly allowances for debt instruments.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

4. Risk factors
Risk factor summary
1. Macro-economic and political risks
1.1 Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in one or more of the economies in which we operate and volatile macroeconomic and political conditions.
1.2 Geopolitical conflicts and related uncertainties, such as the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East, could materially affect our financial position and increase our operational risk.
1.3 The outbreak of public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations.
1.4 The UK’s withdrawal from the European Union (Brexit) has had and could continue to have a material adverse effect on our UK-based operations, financial condition and prospects.
1.5 Structural demographic shifts could adversely affect our business, financial condition and results of operations.
2. Risks relating to our business
2.1 Legal, regulatory and compliance risks for our business model
2.1.1 We are exposed to risk of loss from legal and regulatory proceedings.
2.1.2 We are subject to extensive regulation and regulatory and governmental oversight, which could adversely affect our business, operations and financial condition.
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
2.3 Operational and technology risks
2.3.1 Any failure to improve or upgrade our information technology infrastructure and information management systems and networks in an effective, timely and cost-effective manner, including in response to emerging technologies and to new or modified privacy, data protection and cybersecurity laws, rules and regulations, could have a material adverse effect on us.
2.3.2 Any failure or disruption of our operational processes or systems, or any cyberattack, data breach, data loss or other security incident affecting our systems or those of our third-party vendors, could adversely affect our business, financial condition or reputation, and could result in significant legal or regulatory exposure.
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
2.6.5 If we are unable to manage the growth of our operations, integrate successfully our inorganic growth, or execute successfully any of our strategic actions, this could have an adverse impact on our profitability.
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
A slowdown or recession in one or more of the economies in which we operate could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions).
Volatile conditions in the global financial markets could also have a material adverse effect on us, including on our ability to access capital and liquidity on acceptable financial terms, if at all. If capital markets financing becomes unavailable or excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and may be unable to maintain certain liability maturities. Any such adverse impact in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.
In particular, we face, among others, the following risks related to economic downturns and volatile conditions:
•A reduction in demand for our products and services.
•An increase or change in regulation of our industry. Compliance with such regulation would likely continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.
•An inability of our customers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our retail and corporate customers and may adversely affect the recoverability of our loans, resulting in increased loan losses.

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
The recoverability of our loan portfolios, our capacity to increase lending, and our overall results of operations and financial condition depend significantly on the level of economic activity in Europe (in particular, Spain and the United Kingdom (UK)), North America (in particular, Mexico and the US) and South America (in particular, Brazil). The credit quality of our loan portfolio may deteriorate as a result of these risks and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us. See risk factor '2.2.1 The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us'.
In addition, we are exposed to sovereign debt in these regions. Our net exposure to sovereign debt at 31 December 2025 amounted to EUR 224,947 million (12.05% of our total assets at that date) of which the main exposures in the eurozone relate to Spain and Portugal with net exposure of EUR 62,008 million and EUR 7,307 million, respectively. In North America, the main exposures relate to Mexico and the US (EUR 25,914 million and EUR 25,046 million, respectively) and in South America to Brazil (EUR 26,165 million). For more information on our exposure to sovereign debt, see note 54.b) 4.4 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F. Recessionary conditions in the economies of Europe, North America or the South American countries where we operate would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.
Our revenues are also subject to deterioration due to unfavourable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, sanctions and trade restrictions, interest-rate caps, and fiscal and monetary policies globally.
For the year ending 31 December 2025, 50% of the underlying profit attributable to the Parent came from Europe (of which 28% was from Spain and 9% from the UK), 24% from South America (14% from Brazil), 21% from North America (10% from the US and 11% from Mexico) and 5% from the Digital Consumer Bank Europe segment. As of 31 December 2025, our total assets stood at 56% in Europe (30% in Spain and 17% in the UK), 17% in South America (11% in Brazil), 17% in North
America (11% in the US and 6% in Mexico) and 10% in the Digital Consumer Bank Europe segment.1
In particular, the main regions where we operate are subject to the following macroeconomic and political conditions, which could have a material adverse effect on our business, results of operations, financial condition and prospects:
•After a period of persistent high inflation worldwide, particularly in Europe and the US, from 2023 onwards inflation gradually converged towards central banks' objectives, enabling interest-rate cuts in the second half of 2024 and throughout 2025. Markets remain focused on the timing and extent of policy rate moves across our core geographies because of their impact on economic growth. A return to periods of high inflation could halt or reverse the recent interest-rate cuts, increase our operating costs, and reduce households’ purchasing power, leading to higher delinquencies in our credit portfolio and weaker growth as monetary and fiscal policies tighten. Conversely, faster-than-expected monetary easing could compress margins through higher deposit betas and deposit-mix shifts. Any of these developments could have a material adverse effect on our operations, financial condition and prospects.
•Scenarios of political tensions and instability throughout the world stemming from a variety of factors, such as fragmentation, heightened polarization and political interference, may lead to shifting and unpredictable outcomes in political elections, legislative and policy-making efforts, social conditions, government stability and the global economy and to a progressive erosion of the rule of law in certain long-standing democracies. Furthermore, increasing public debt levels together with high interest costs may not be sustainable and could lead certain countries to face higher sovereign risk premia and sovereign debt crises. A deterioration of the global economic, political, social and financial environment, particularly in Europe and the Americas, could have a material adverse impact on the financial sector, affecting our operating results, financial position and prospects.
In particular, the risk of a return in Europe to a fragile and volatile environment, heightened political tensions or recession could be aggravated if, among others, (i) the German economy falls into recession due to reduced industrial competitiveness, (ii) European Union (EU) policies to increase defense spending, rearm Europe and support Ukraine prove unsuccessful, (iii) reforms to improve labour markets, productivity and competitiveness fail, (iv) the banking union and other measures of European integration do not progress, or (v) anti-European groups become more widespread.
•Global trade tensions could intensify and negatively impact the economies of the countries where we operate. The US presidential administration has increased tariffs, and the possibility for new or higher trade tariffs remains. Certain US
1 Percentages calculated using as denominators the underlying profit of total operating areas (i.e., without considering the EUR (1,085) million underlying losses accounted for in the Corporate Center resulting from centralized management of the operating areas) and the total assets of total operating areas (i.e., without considering the EUR 234,284 million total assets accounted for in the Corporate Center and without intra-group eliminations).

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

trading partners have announced retaliatory actions, including tariffs, in response. The continuation, pause or escalation of tariffs and other trade restrictions, the continued depreciation of the US dollar and other non-trade-related actions or policies implemented by the governments of the countries in which we operate, including those related to immigration and foreign policy, could further transform international trade relations, investment flows and supply chains significantly, resulting in continued market volatility and lower global growth, intensifying concerns over the global macroeconomic environment, inflation and the potential for a recession. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

•The shift in the global economy’s centre of gravity from the Atlantic to the Pacific and, in particular, China's increasing relevance as a key trading partner and source of financing for Latin American economies, could negatively impact US and European banks, particularly those like us with limited presence in Asia, reducing our global market share and customer base and affecting our business, operating results, financial condition and prospects.
•Uncertain outlook for China, including weak economic growth and related policy actions, and tensions or conflicts involving China, Taiwan or the US, could negatively affect the world economy and impact our operating results, financial condition and prospects.
•The economies of some of the countries where we operate, particularly in Latin America, face long-standing structural challenges, including weaknesses in infrastructure, competitiveness and education, high levels of social inequality, rising inflation and increasing public debt levels and have experienced significant volatility in recent decades. This volatility resulted in fluctuations in deposits and in lending. In addition, some of the countries where we operate are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. In addition, we are exposed to variations in our net interest income and in the fair value of our assets and liabilities resulting from exchange rate fluctuations. Fiscal instability, political tensions, trade and travel restrictions and financial volatility, particularly in Brazil, Mexico, Chile and Argentina, could have a negative impact on the economy of these countries and may have a material adverse effect on us.
•Other risks that could negatively affect the economies and financial markets in the regions where we operate and lead to a slowdown of the global economy, recession, inflationary pressures and/or stagflation include (i) the depreciation of the US dollar against the euro and other currencies that could lead to a widespread loss of confidence in the US dollar; (ii) the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East; (iii) heightened geopolitical instability arising from recent developments in certain Latin American countries, which may increase volatility in financial markets and global energy prices; (iv) other increases in the prices of energy and other commodities; (v) the breakdown of global supply chains; and (vi) the return to tighter monetary and fiscal policies, including higher interest costs.
1.2 Geopolitical conflicts and related uncertainties, such as the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East, could materially affect our financial position and increase our operational risk.
On 24 February 2022, Russia launched a large-scale military action against Ukraine. The war in Ukraine has caused an ongoing humanitarian crisis in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. In response to the war in Ukraine, several countries, including the US, the EU member states, the UK and other UN member states, have imposed severe sanctions on Russia and Belarus. In addition, the sanctions imposed also include a ban on trading in sovereign debt and other securities. The war has exacerbated supply chain problems, particularly for those businesses most sensitive to rising energy prices. The war has led to, and could continue to lead to, further increases in energy prices, supply chain problems and inflationary pressures. These factors contribute to an environment of higher interest rates, market volatility and a slowdown in the global economy.
The scale of sanctions is unprecedented, complex and rapidly evolving, and poses continuously increasing operational risk to the Group. Our corporate framework and policies are designed to ensure compliance with applicable laws, regulations and economic sanctions in the countries in which we operate, including US, UK, EU and UN economic sanctions. We cannot predict whether any of the countries in which we operate will enact additional economic sanctions or trade restrictions in response to the war in Ukraine or to other current or future geopolitical conflicts or tensions. While we do not knowingly engage in direct or indirect dealings with sanctioned parties according to applicable sanctions, or in direct dealings with the sanctioned countries/territories, we may on occasion have indirect dealings within the sanctioned countries/territories, but aim to operate in line with applicable US, EU, UK and UN blocking and sectoral sanctions regulations. We are committed to the ongoing enhancement of sanctions governance, list management and screening controls. However, evolving measures may increase the complexity of compliance and residual risk, including the risk of penalties if banks deal with blocked persons, even indirectly, or facilitate significant transactions involving Russia’s military industry.
A ceasefire agreement brokered by international mediators and signed in late 2025 has reduced hostilities between Israel, Iran, and Iran-aligned groups in Lebanon and Gaza, including Hamas and Hezbollah. While the ceasefire has halted large-scale military operations, its implementation is still uncertain. Geopolitical tensions continue to pose risks of renewed instability, which could affect other regions, and, in turn continue to affect energy markets, trade flows, and investor sentiment. This could cause volatility in oil and gas prices,

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

supply chain disruptions, inflationary pressures, and market uncertainty, among other potential consequences.
Furthermore, the risk of cyberattacks on companies and institutions has increased and could increase further as a result of the wars and other geopolitical conflicts or tensions. Although we actively monitor for cyberattacks, there can be no assurance that our cybersecurity and data protection measures and defences will be effective at identifying, preventing, mitigating or remediating any such cyberattacks.
We do not have a physical presence in Russia or Ukraine and our physical presence in the Middle East is very limited. Further, our direct exposure to Russian, Ukrainian or Middle Eastern markets is not material. However, the ability of certain of our customers to fulfil their obligations has been negatively impacted, particularly those with greater exposure to the Russian, Ukrainian or Middle Eastern markets. The impact of ongoing or increased geopolitical tensions and sanctions on global markets, macroeconomic conditions globally, and other current or future geopolitical developments, remains uncertain and may exacerbate our operational risk. As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors directly or indirectly arising from the war in Ukraine or from the uncertainties following the ceasefire agreement in the Middle East or from other geopolitical conflicts or tensions.
1.3 The outbreak of public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations.
The outbreak of public health emergencies may force countries to adopt measures, similar to those adopted in response to the covid-19 pandemic, that restrict economic activity, may deteriorate the macroeconomic environment and may adversely impact our business and results of operations, including, among others (i) decreased demand for our products and services; (ii) further material impairment of our loans and other assets including goodwill; (iii) decline in the value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; (v) downgrades of our credit ratings; and (vi) operational disruptions, technology infrastructure failures, increased cybersecurity risks or governmental restrictions affecting our operations. See risk factor '2.4.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations'.
Any such events could materially and adversely affect our business, financial condition, liquidity and results of operations.
1.4 The UK’s withdrawal from the European Union (Brexit) has had and could continue to have a material adverse effect on our UK-based operations, financial condition and prospects.
The UK ceased to be a member of the EU in 2020 and a limited trade deal was agreed between the UK and the EU with the relevant new regulations coming into force on 1 January 2021. The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy.
The Financial Services and Markets Act 2023 (FSMA 2023) established a framework for HM Treasury to revoke EU-derived financial services legislation (known as 'assimilated EU law') and for it to be replaced by Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) rules. This process of revoking and replacing assimilated EU law may result in material changes to the UK regulatory regime and the impact of these regulatory developments and changes on Santander UK is difficult to predict. Legislative divergence between EU and UK law and regulation arising out of Brexit could cause operational complications, demand additional resources to fulfil the additional requirements of having to comply with two separate regulatory regimes, and create new compliance risks.
In 2021, the EU Commission adopted an adequacy decision for the UK, allowing for the continued flow of personal data between the EU and the UK without additional safeguards or permissions. This decision was renewed in December 2025 for six years and will sunset in December 2031, unless extended or renewed. If the EU Commission’s adequacy decision for the UK is not extended or renewed, this could impact personal data flows from entities in the EU to Santander UK in the UK. In the event this occurs, it may result in additional costs to Santander UK in order to facilitate those data flows, to the extent those data flows are impacted, with the UK being subject to EU transfer rules as a non-adequate jurisdiction. For more information on cross-border transfers of personal data, see 'Supervision and regulation – Privacy, data protection and cybersecurity’.
The continuing impact of Brexit on the wider UK economy could have a material adverse effect on Santander UK’s customers and counterparties and, consequently, on our operations, financial condition and prospects.
We considered these circumstances in our assessment of the recoverability of the cash-generating unit that supports Santander UK's goodwill, which was impaired in 2019 and 2020. There has been no impairment of Santander UK's goodwill since then. See note 17 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
1.5 Structural demographic shifts could adversely affect our business, financial condition and results of operations.
Structural demographic shifts in our core markets — including an ageing population, migration flows (whether driven by geopolitical, economic or climate-related events) and changing household formation patterns — may rapidly change local customer bases and labour markets, dampen demand for certain products (e.g., long-tenor mortgages), shift savings toward lower-margin solutions and require incremental service adaptations for senior or otherwise vulnerable customers. If we fail to adapt our products and channels accordingly, our revenues, costs and conduct and operational risk profile could be adversely affected.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

The sustainability of public and private pension systems — including reforms to retirement ages, contribution rates, benefits or tax treatment — can materially influence our customers’ disposable income, savings flows and creditworthiness. In addition, our own long-term employee benefit obligations are sensitive to financial and demographic assumptions (including longevity and discount rates). Changes in assumptions, generally, could increase expenses or capital needs.
Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
2. Risks relating to our business
2.1 Legal, regulatory and compliance risks for our business model
2.1.1 We are exposed to risk of loss from legal and regulatory proceedings.
We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgements, regulatory enforcement actions, fines and penalties. The current regulatory and tax enforcement environment in the jurisdictions in which we operate reflects an increased supervisory focus on enforcement. Combined with uncertainty about the evolution of the regulatory regime, this may lead to material operational and compliance costs.
We are from time to time subject to regulatory investigations and civil and tax claims, and party to certain legal proceedings incidental to the normal course of our business, including, among others, in connection with conflicts of interest, lending and derivatives activities, relationships with our employees and other commercial, privacy, data protection, cybersecurity, tax or climate related matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties, are in the early stages of investigation or discovery, or have common elements but require assessment of circumstances on a case-by-case basis, we cannot state with certainty what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be, for instance, in relation to the recent judgments rendered by the Spanish Supreme Court concerning revolving credit cards.
The amount of our reserves in respect of these matters, which considers the likelihood of future cash outflows associated with each of such claims, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period. As of 31 December 2025, we had provisions for taxes, other legal contingencies and other provisions for EUR 4,993 million. See more information in note 25.d) to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
For example, in the UK, following the Financial Conduct Authority's (FCA) motor market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received several county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers ('the FCA Review'). Pending the conclusion of its review, the FCA paused the handling of motor finance commission related complaints until 31 May 2026 reflecting the extended timeline of the FCA's Review.
After the UK Court of Appeal’s decision rendered on 25 October 2024 within the judicial proceedings followed against DCAs of other financial entities, as of 31 December 2024, Santander UK Group Holdings recognized a provision of GBP 293 million (EUR 353.3 million). This provision was determined based upon the information then available. It included estimated operational and legal costs and potential awards, based on various scenarios and used a range of assumptions.
On 1 August 2025, the Supreme Court handed down its judgment that motor dealers acting as credit brokers do not owe fiduciary or disinterested duties to their customers and, as a consequence, commission payments by lenders to motor dealers would not be unlawful on that basis. In addition, the Supreme Court held that an unfair relationship under s.140A of the Consumer Credit Act 1974 had arisen in the Johnson case on its facts and awarded the amount of the commission paid by the lender plus interest at a commercial rate as the remedy. It also confirmed that the test for unfairness was highly fact sensitive and it outlined a series of non-exhaustive factors to consider in assessing unfair relationships in this context (indicating that no or partial disclosure was not necessarily enough on its own to constitute an unfair relationship).
On 7 October 2025, the FCA published its proposals for an industry-wide redress scheme under s.404 of the Financial Services and Markets Act to compensate motor finance customers and launched a public consultation period.
In light of the proposed sectoral scheme and taking into account the objections raised and the uncertainty surrounding both the final decision to be adopted by the FCA and the outcome of any potential legal challenges, the Santander UK group has reviewed the potential impact on SCUK in relation to the vehicle finance market. The range of scenarios has been updated, which has resulted in an additional estimated charge of GBP 183 million (EUR 213.6 million). As of 31 December 2025, the total provision amounts to GBP 461 million (EUR 528.1 million). This continues to include estimates for operational and legal costs and potential awards reflecting an increased likelihood of a higher number of cases than had previously been predicted as eligible for redress as well as an increased possibility that a remedy is sought to be imposed which extends beyond reversing any damaging financial consequences caused by any unfair relationships. The provision is based on various scenarios using a range of assumptions, including potential changes to the proposed scheme following responses to the consultation or publication of the FCA’s final scheme rules.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

There continue to be significant uncertainties as to the nature, extent and timing of redress payments. Therefore, while the ultimate financial impact of this matter could materially differ from the amount of the provision as of the date of this annual report on Form 20-F, such impact is not expected to be material for the Group as of that date.
See note 25.e) to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
2.1.2 We are subject to extensive regulation and regulatory and governmental oversight, which could adversely affect our business, operations and financial condition.
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
The European Parliament and the Council adopted on 19 October 2022 Regulation (EU) 2022/2036 amending CRR and BRRD, which partially started to apply on 14 November 2022. On 24 April 2024, the European Parliament voted to approve the amendments to the CRR and CRD IV proposed within the CRR III Banking Package. On 19 June 2024, Regulation (EU) 2024/1623 of the European Parliament and of the Council of 31 May 2024 amending the CRR as regards requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor (the CRR III) and Directive (EU) 2024/1619 of the European Parliament and of the Council of 31 May 2024 amending Directive 2013/36/EU as regards supervisory powers, sanctions, third-country branches, and environmental, social and governance risks (the CRD VI) were published in the Official Journal of the European Union. The CRR III is generally applicable from 1 January 2025 (with some exceptions). The CRD VI must be transposed into national law by member states and the way it will be implemented may vary depending on the relevant member state.
In addition, on 18 April 2023, the European Commission adopted a legislative package proposal ('CMDI Proposal') to adjust and strengthen the EU’s bank crisis management and deposit insurance framework (CMDI), which had been under development for some time and was accelerated in light of recent bank failures. The CMDI Proposal contains further amendments to the BRRD, the SRM Regulation and Directive 2014/49/EU of the European Parliament and of the Council on deposit guarantee schemes, which aim at further preserving financial stability, protecting taxpayers and depositors, and supporting the real economy and its competitiveness. In June 2025, EU lawmakers reached a political agreement to reform the CMDI. The final rules are expected to apply following technical agreement and corresponding transposition in 2026.
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
As of the date of this annual report on Form 20-F, we are required to maintain a capital conservation buffer of additional CET1 capital of 2.5% of risk weighted assets, a G-SII / O-SII buffer of additional CET1 capital of 1.25% of risk weighted assets and a counter-cyclical capital buffer of additional CET1 capital of 0.5554% of risk weighted assets.
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
Additionally, in accordance with articles 104a and b of the CRD V, as implemented in Spain by article 69 and 69bis of Law 10/2014, the institutions specific Pillar 2 capital shall consist of two parts: the above-mentioned Pillar 2 requirements and a Pillar 2 guidance. Pillar 2 guidance is not directly binding and a failure to meet Pillar 2 guidance does not automatically trigger legal action, even though the ECB expects banks to meet Pillar 2 guidance. Failure to comply with the Pillar 2 guidance is not relevant for the purposes of triggering the automatic restriction of the distribution and calculation of the 'Maximum Distributable Amount' but, in addition to certain other measures, competent authorities are entitled to impose further Pillar 2 capital requirements where an institution repeatedly fails to follow the Pillar 2 capital guidance previously imposed.
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
We announced on 30 October 2025 that we received the ECB's decision regarding prudential minimum capital requirements effective as of 1 January 2026, following the results of SREP. The ECB's decision maintains an unchanged Pillar 2 requirement (P2R) of 1.74% at a consolidated level of which at least 0.98% must be covered with CET1. Accordingly, the minimum CET1 and capital requirements as of 1 January 2026 are 9.85% and 14.11% on a consolidated basis, respectively. As of 31 December 2025, on a consolidated basis, our total capital ratio phased-in was 17.8% while our CET1 ratio phased-in was 13.5%.
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
TLAC/MREL Requirements
Under article 92a of CRR, institutions such as the Bank that are identified as resolution entities and are G-SII shall satisfy the following requirements for own funds and eligible liabilities: (a) 18% of risk weighted assets, and (b) 6.75% of its leverage ratio exposure (the Pillar 1 TLAC/MREL Requirements for G-SIIs). On top of that, Article 45 of the BRRD provides that EU member states shall ensure that institutions meet, at all times, a MREL requirement (together, the TLAC/MREL Requirements). Therefore, institutions such as the Bank could be subject to an institution-specific MREL requirement, which may be higher than the Pillar 1 TLAC/MREL Requirements for G-SIIs.
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
On 7 May 2025 we announced that we received a formal notification from the Bank of Spain with our binding minimum MREL requirement, both total and subordinated, for the resolution group of Banco Santander at a sub-consolidated level, as determined by the SRB. The total MREL requirement, currently in effect, is 31.92% of the resolution group’s total risk weighted assets. The subordination requirement that is in effect is 10.95% . Future requirements are subject to ongoing review by the resolution authority.
Additionally, the Basel Committee is currently in the process of reviewing and issuing recommendations in relation to risk asset weightings which may lead to increased regulatory scrutiny of risk asset weightings in the jurisdictions that are members of the Basel Committee.
Liquidity Requirements
In addition to the above, the Group shall also comply with the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR) requirements provided in CRR. As of 31 December 2025, the Group’s consolidated LCR was 145%, which is above the minimum requirement of 100%. In relation to the NSFR, the institutions shall maintain from 28 June 2021 an NSFR (calculated in accordance with Title IV of the CRR) of at least 100%. As of 31 December 2025, the Group's consolidated NSFR was 126%, which is above the minimum requirement of 100%.
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
The SSM represented a significant change in the approach to bank supervision at a European and global level, and resulted in the direct supervision by the ECB of the largest financial institutions, including us, and indirect supervision of around 3,500 financial institutions and is now one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to continue working on the establishment of a new supervisory culture importing best practices from the national competent authorities that are part of the SSM and promoting a level playing field across participating EU member states. Several steps have already been taken in this regard such as the publication of the Supervisory Guidelines; the approval of the Regulation (EU) No 468/2014 of the ECB of 16 April 2014,

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
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund (SRF). Under the intergovernmental agreement (IGA) signed by 26 EU member states on 21 May 2014, contributions by banks raised at national level were transferred to the SRF. The new Single Resolution Board (SRB), which is the central decision-making body of the SRM, started operating on 1 January 2015 and has fully assumed its resolution powers on 1 January 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its oversight, which face serious difficulties, are resolved effectively with minimal costs to taxpayers and the real economy. From that date onwards, the SRF is also in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the EU. The Single Resolution Board communicated on 10 February 2025 that the SRF target level remains reached at the end of 2024 in a total amount of EUR 80 billion as of 31 December 2024, and would be used as a separate backstop only after an 8% bail-in of a bank's liabilities has been applied to cover capital shortfalls (in line with the BRRD). No collection of annual contributions is foreseen until the next verification exercise, due to take place in the first half of 2026.
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
Global Minimum Tax
On 22 December 2022, the European Commission approved Directive 2022/2523 ensuring a minimum effective tax rate for multinational enterprise groups and large domestic groups in the EU. The Directive follows closely the Pillar Two rules of the OECD Inclusive Framework on Base Erosion and Profit Shifting, which apply to multinational groups with a turnover of more than EUR 750 million and entails a minimum tax of 15% calculated on adjusted accounting profit on a jurisdiction-by-jurisdiction basis. On 21 December 2024, the Spanish Official Gazette published Law 7/2024 that transposed the Directive and approved a domestic top-up tax from 2024. In January 2026, the OECD approved new permanent safe harbors, with the aim of simplifying the implementation of the model rules and implementing the side-by-side agreement reached in June 2025 within the G7, which will apply from 2026 to multinational groups with a US parent. In other relevant countries where the Group is present, the rules on the new global minimum tax are already in force, apart from Mexico, Chile and Argentina. The impact of this regulation in 2025 was not relevant to the Group, since the effective tax rates calculated under Pillar Two rules in most jurisdictions in which the Group operates are above 15%. However, it introduced significant administrative burdens.
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

with trading assets which do not exceed 10% of Tier 1 capital), (iii) introducing a de-minimis threshold to allow ring-fenced banks to incur an exposure to relevant financial institutions (RFIs) of up to £100,000 per RFI at any one time, (iv) allowing ring-fenced banks to establish operations outside of the UK or the EEA, have exposure to RFIs that qualify as small and medium-sized enterprises (SMEs) and undertake a wider range of activities such as market standard trade finance activities or inflation swaps. These reforms entered into force on 4 February 2025 and may lead to further review or amendment of Santander UK’s operational and compliance arrangements in relation to the regime. In July 2025, the UK government announced that it was committed to reforming the UK’s ringfencing rules, aimed at striking the balance between growth and stability. While such reforms could result in the relaxation of certain aspects of the ringfencing regime, the potential impact of the proposed reforms on the Group are not yet known.
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
The aggregate average assets of Banco Santander’s combined U.S. operations for the fourth quarter of 2025 exceeded $250 billion. In addition, the consummation of Banco Santander’s proposed acquisition of Webster and contribution to Santander Holdings USA would cause Santander Holdings USA’s total consolidated assets to exceed $250 billion at closing. If either the aggregate assets of Banco Santander’s combined U.S. operations or Santander Holdings USA’s total consolidated assets, when averaged over the four most recent consecutive quarters, exceed $250 billion, Banco Santander or Santander Holdings USA, as applicable, will become subject to additional requirements applicable to Category III banking organizations, following a transition period.
Resolution planning
We are required to prepare and submit periodically to the Federal Reserve Board and the Federal Deposit Insurance Corporation (FDIC) a plan, commonly called a living will (the 165(d) plan), for the orderly resolution of our subsidiaries and operations that are domiciled in the US in the event of future material financial distress or failure. We, on behalf of our insured depository institution (IDI) subsidiary, Santander Bank, N.A. (Santander Bank), must also submit a separate IDI resolution plan (IDI plan) to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that we failed to cure identified deficiencies, they may jointly impose on our US operations more stringent capital, leverage or liquidity requirements, or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business. Banco Santander is a triennial reduced filer and filed its most recent 165(d) plan in the form of a reduced resolution plan by 1 July 2025. Banco Santander is required to submit its next 165(d) plan by 1 July 2028. With respect to our IDI plan, IDIs with USD 100 billion or more in assets that are not affiliates of U.S. global systemically important banking organizations, such as Santander Bank, are required to submit a full IDI plan every three years and, in years when the IDI does not submit a full IDI plan, it is required to submit a limited interim supplement. IDIs with more than USD

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

50 billion, but less than USD 100 billion, are not required to submit an IDI plan but instead, they are required to submit an informational filing intended to support the development of strategic options for resolution of the IDI by the FDIC. Santander Bank submitted a full IDI plan by 1 July 2025. Santander Bank is required to submit a limited interim supplement by 1 July 2026.
OTC derivatives regulation
Title VII of the Dodd-Frank Act amended the US Commodity Exchange Act and the Exchange Act, among other statutes, to establish an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing of certain standardized OTC derivatives and the trading of such instruments through regulated trading venues, subject to exceptions, and transaction reporting. In addition, Title VII requires the registration of swap dealers and major swap participants with the Commodity Futures Trading Commission (CFTC) and of security-based swap dealers and major security-based swap participants with the SEC, and requires the CFTC and SEC to adopt regulations imposing capital, margin, business conduct, record keeping and other requirements on such entities. Banco Santander is registered as a non-US swap dealer with the CFTC and registered as a non-US security-based swap dealer with the SEC.
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
US Capital, Liquidity and Related Requirements and Supervisory Actions
As a US IHC and bank holding company, Santander Holdings USA is subject to the US Basel III capital rules, which implement in the US the capital components of the Basel Committee’s international capital and liquidity standards known as Basel III. Under the Tailoring Rules, Santander Holdings USA is not subject to the requirement to maintain a minimum supplementary leverage ratio (SLR) or a countercyclical capital buffer (CCyB) since it is a Category IV IHC. If Santander Holdings USA were to become a Category III IHC, it would become subject to the SLR and CCyB requirements.
Under the Tailoring Rules, Santander Holdings USA is also not subject to the liquidity coverage ratio (LCR) or the net stable funding ratio (NSFR) requirements, since it is a Category IV IHC with less than USD 50 billion in weighted short-term wholesale funding. If Santander Holdings USA were to become a Category III IHC, it would become subject to the LCR and NSFR requirements.
In July 2023, the US federal banking agencies proposed significant amendments to the Basel III capital rules (Basel III Endgame) that would apply to Santander Holdings USA and Santander Bank. The 2023 proposal generally would require Category I-IV banking organizations, including Santander Holdings USA and Santander, to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach referred to as the 'Expanded Risk-Based Approach.' Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit evaluation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under the 2023 proposal, Santander Holdings USA and Santander Bank would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. Recent public statements by U.S. banking officials indicate that Basel III Endgame is under reconsideration. The timing and content of any final rule, and the potential effects of any final rule on Santander Holdings USA and Santander Bank, remain uncertain.
Banco Santander will continue to monitor developments related to Basel III Endgame and will assess the impacts of any future proposals on its operations.
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
As a Category IV IHC under the Tailoring Rules, Santander Holdings USA is required to submit a capital plan to the Federal Reserve Board on an annual basis. Santander Holdings USA is also subject to supervisory stress testing on a two-year cycle. If Santander Holdings USA were to become a Category III IHC, it would become subject to supervisory stress tests conducted by the Federal Reserve Board on an annual basis, instead of a biennial basis as currently applies, and it would be required to conduct its own company-run stress test and to publicly disclose the results on a biennial basis. Banco Santander continues to evaluate planned capital actions in its annual capital plan and on an ongoing basis.
Under the Federal Reserve Board's Stress Capital Buffer ('SCB') rule, the Federal Reserve Board uses the results of its supervisory stress test and a firm's planned common dividends to establish the size of a firm’s SCB requirement, subject to a floor of 2.5%. Santander Holdings USA must maintain capital ratios above the sum of the minimum capital requirements and any applicable capital buffers, including the SCB, in order to avoid restrictions on the distribution of capital, including in the form of dividends or share repurchases. Santander Holdings USA’s current SCB, calibrated based on the results of the 2024 supervisory stress tests, is 3.4%, resulting in a total CET1 capital requirement of 7.9%. This amount could increase or decrease in future years based on the results of the Federal Reserve Board’s periodic supervisory stress tests and capital planning requirements applicable to Santander Holdings USA.
In April 2025, the Federal Reserve Board proposed changes to the SCB rule (‘Proposed SCB Averaging Rule’) intended to reduce volatility in the SCB requirement by averaging the stress test results across the current and previous capital planning cycles. Under the proposal, Category IV institutions, such as Santander Holdings USA, that opt into a two-year stress test cycle would not by subject to two-cycle averaging. If Santander Holdings USA were to become a Category III IHC, it would become subject to supervisory stress tests conducted by the Federal Reserve Board on an annual basis, instead of a biennial basis as currently applies. Santander Holdings USA would therefore become subject to two-cycle averaging if the Proposed SCB Averaging Rule is finalized.
Banco Santander will continue to monitor developments related to the Proposed SCB Averaging Rule and will assess the impacts of the proposal on its operations.
In October 2025, the Federal Reserve Board proposed a rule to enhance the transparency and accountability of its annual stress test (‘Proposed Stress Test Transparency Rule’). Under the proposal, the Federal Reserve Board would codify an enhanced process for annually disclosing and seeking public comments on the supervisory stress testing models and the annual supervisory stress test scenarios and make targeted changes to reporting requirements related to stress testing. The Proposed Stress Test Transparency Rule would also amend the Federal Reserve Board’s framework for designing stress testing scenarios and amend the Federal Reserve Board’s stress testing policy statement. The Federal Reserve Board disclosed for public comment the 2026 supervisory stress testing models and scenarios, which were finalized in February 2026. Because the Proposed Stress Test Transparency Rule remains subject to public comment, the Federal Reserve Board is maintaining the SCB requirements for all participating firms at their current levels. Consequently, absent further action from the Federal Reserve Board, Santander Holdings USA’s SCB, which is currently 3.4%, is scheduled to be recalibrated in 2027.
Under the Proposed Stress Test Transparency Rule, the Federal Reserve Board would disclose proposed scenarios by October 15 of the year prior to the year in which the stress test is performed. The Federal Reserve Board would disclose all details of the final scenarios by March 1 of the year in which the stress test is performed. The Federal Reserve Board would also publish the supervisory stress testing models, including any material proposed changes to the models, by May 15 of the year in which the stress test is performed. To accommodate the public comment process for proposed scenarios and set the balance sheet date prior to the release of the proposed scenarios, the proposal would move the as-of date for the annual supervisory and company-run stress tests from December 31 to September 30, before the proposed scenarios are disclosed. Under the proposal, the Federal Reserve Board would continue to publish the results of the annual supervisory stress test by June 30 of each year.
Banco Santander will continue to monitor developments related to the Proposed Stress Test Transparency Rule and will assess the impacts of the proposal on its operations.
Single counterparty credit limits
The US operations of the Bank are subject to single counterparty credit limits, which impose percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. Under the amendments to the US single counterparty credit limits rule made by the Tailoring Rules, Santander Holdings USA is not subject to the single counterparty credit limits rule at the IHC level. If Santander Holdings USA were to become a Category III IHC, Santander Holdings USA would become subject to the single-counterparty credit limits rule. In addition, although the Bank remains subject to the US single counterparty credit limit rules with respect to its US operations, it has elected to use

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
Anti-Money Laundering and economic sanctions
A major focus of US, UK and EU governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing. In the US, the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 and the Anti-Money Laundering Act of 2021, contains provisions intended to detect and prevent the use of the US financial system for money laundering and terrorist financing activities. Under the Bank Secrecy Act, US financial institutions, including US branches and subsidiaries of non-US banks, are required to, among other things, maintain an anti-money laundering (AML) compliance program, verify the identity of clients, identify and verify the beneficial owners of certain legal entity clients, conduct ongoing customer due diligence, monitor for and report suspicious transactions, report on cash transactions exceeding specified thresholds, and respond to requests for information by regulatory authorities and law enforcement agencies. The Financial Crimes Enforcement Network of the US Department of the Treasury and US federal and state bank regulatory agencies, as well as the US Department of Justice, have the authority to impose significant civil money penalties and/or criminal penalties for violations of those requirements. Similar approaches to preventing money laundering exist in the UK and the EU through their own respective competent authorities on anti-money laundering/countering the financing of terrorism (AML/CFT).
There is also scrutiny of compliance with applicable US, UK and EU economic sanctions against certain foreign countries, governments, individuals and entities to counter threats to respective US, UK or EU national security, foreign policy, or the economy. In the US, economic sanctions are administered by the Office of Foreign Assets Control (OFAC) of the US Department of the Treasury. OFAC-administered sanctions take many different forms. For example, sanctions may include: (1) restrictions on US persons’ trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on US persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) blocking of assets of targeted governments or 'specially designated nationals,' by prohibiting transfers of property subject to US jurisdiction, including property in the possession or control of US persons. Blocked assets, such as property and bank deposits, cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. In addition, non-US persons can be liable for 'causing' a sanctions violation by a US person or can violate US sanctions by exporting services from the US to a sanctions target, for example by engaging in transactions with targets of US sanctions denominated in US dollars that clear through US financial institutions (including through US branches or subsidiaries of non-US banks). OFAC has increased recordkeeping obligations from 5 to 10 years for transactions that are subject to its regulations, which creates additional logistical challenges for U.S. and non-U.S. financial institutions, and can result in separate exposure to liability for failure to maintain required records. In addition, the US government has imposed various sanctions intended to prevent non-US persons, including non-US financial institutions, from engaging in certain activities undertaken outside the US and without the involvement of any US persons (secondary sanctions). If a non-US financial institution were determined to have engaged in activities targeted by certain US secondary sanctions, it could lose its ability to open or maintain correspondent or similar accounts with US financial institutions, among other potential consequences.
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

Privacy, data protection and cybersecurity
We receive, maintain, transmit, store and otherwise process proprietary, confidential, sensitive and personal data, including public and non-public personal data of our customers, employees, counterparties and other third parties, including, but not limited to, personally identifiable information and personal financial information. The collection, sharing, use, retention, disclosure, protection, transfer and other processing of this data is governed by stringent federal, state, local and foreign laws, rules, regulations and standards, and the legal and regulatory framework for privacy, data protection and cybersecurity is in considerable flux and evolving rapidly. As privacy, data protection and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, privacy, data protection and cybersecurity issues have become the subject of increasing legislative and regulatory focus. Internationally, virtually every jurisdiction in which we operate has established its own privacy, data protection and cybersecurity legal and regulatory framework with which we must comply. For example, on 25 May 2018, the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (the General Data Protection Regulation or GDPR) became directly applicable in all member states of the EU. To align the Spanish legal regime with the GDPR, Spain enacted the Organic Law 3/2018, of 5 December, on Data Protection and the safeguarding of digital rights. Additionally, following the UK’s withdrawal from the EU, we also are subject to the UK General Data Protection Regulation (UK GDPR) (i.e., a version of the GDPR as implemented into UK law). The GDPR and UK GDPR, together with national legislation, regulations and guidelines of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR and UK GDPR include obligations and restrictions concerning the lawfulness and transparency of the processing, the security and the transfer of personal data, and making notifications with respect to certain security breaches, among others. The GDPR and UK GDPR also impose significant fines and penalties for non-compliance of up to the higher of 4% of annual worldwide turnover or EUR 20 million (or GBP 17.5 million under the UK GDPR) and, for other specified infringements, fines and penalties of up to the higher of 2% of annual worldwide turnover or EUR 10 million (or GBP 8.7 million under UK GDPR). European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of euros. While the UK GDPR has previously imposed substantially the same obligations as the GDPR, the UK GDPR does not automatically incorporate future changes to the GDPR unless and until such changes are adopted under UK law. Moreover, the UK Data (Use and Access) Act, which makes several modifications to UK data protection law, received Royal Assent and came into being on 19 June 2025. These changes deviate from the GDPR and permit further deviations in the form of regulatory guidance or secondary legislation, which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses.
Compliance with the GDPR, the UK GDPR and other data protection regimes as well as adaptation to their respective updates, such as the European Commission´s proposal for a new regulation (Digital Omnibus Act) or the UK Data (Use and Access) Act 2025 (DUAA), and the resolutions and opinions of the relevant authorities, has required and may in the future require substantial adjustments to our procedures and policies. These changes could adversely impact our business by increasing our operational and compliance costs. We expect the number of jurisdictions adopting their own privacy, data protection and cybersecurity laws, as well as regulations, rules and other actions adopted by the relevant authorities, to increase, which will likely require us to devote additional significant operational resources to our compliance efforts and incur additional significant expenses. This legal, regulatory and operational environment is also likely to increase our exposure to risk of claims alleging non-compliance with all applicable privacy, data protection and cybersecurity laws, rules, regulations and standards.
Additionally, the EU adopted Regulation (EU) 2022/2554, or the Digital Operational Resilience Act (DORA), in November 2022, which became effective from 17 January 2025. Together with related legislative initiatives such as Directive (EU) 2022/2555 (the NIS 2 Directive), the forthcoming Cyber Resilience Act (CRA) and the Critical Entities Resilience Directive (CER), DORA forms part of a broader EU framework aimed at enhancing operational and cybersecurity resilience across the financial sector. DORA, which applies as lex specialis for the financial sector regarding cybersecurity, aims to achieve a common level of digital operational resilience as well as consolidate and upgrade existing Information Communication Technologies (ICT) risk requirements that had been addressed separately in different regulations and directives, and complements the horizontal obligations set out under the NIS 2 Directive. DORA establishes a set of uniform requirements for digital operational resilience structured in five pillars: (i) ICT risk management and governance, (ii) ICT-related incident management, classification and reporting, (iii) digital operational resilience testing, (iv) management of third-party ICT risk, and (v) information and intelligence sharing.
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

Like other lenders, Santander Bank and other of our US subsidiaries also use credit bureau data in their underwriting activities, and the use of such data is regulated under the Fair Credit Reporting Act (FCRA). Santander Bank and our US subsidiaries are also subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to privacy, data protection and cybersecurity. Further, in the spring of 2022, federal banking regulators imposed a new cybersecurity-related notification rule that requires banking organizations to notify their primary federal regulator as soon as possible and within 36 hours of incidents that, among other things, have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization’s ability to deliver services to a material portion of its customer base, jeopardize the key viability of key operations of the banking organization, or impact the stability of the financial sector. The rule also imposes requirements on bank service providers to notify their affected banking organization customers of certain computer-security incidents. Moreover, the US Congress has considered, and in the future will likely consider, proposals for more comprehensive privacy, data protection and cybersecurity legislation, to which we and our US subsidiaries may be subject if passed. There has also been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning privacy, data protection and cybersecurity, which increases the risk of investigations into the cybersecurity practices, and related disclosures, of companies within its jurisdiction, which at a minimum can result in distraction of management and diversion of resources for targeted businesses.
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
The Markets in Crypto-Assets Regulation (MiCA) establishes uniform EU market rules for crypto-assets. The regulation covers crypto-assets that are not currently regulated by existing financial services legislation. Key provisions for those issuing and trading crypto-assets (including asset-reference tokens and e-money tokens) cover transparency, disclosure, authorisation and supervision of transactions. Non-compliance or market changes could expose us to losses, penalties or reputational harm.
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
Artificial intelligence (AI)
We utilize, and continue to explore additional uses of, AI in connection with our business, products and services, including AI designed to enhance transaction monitoring and sanctions screening, improve customer experience and reduce operational risk. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection, cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various US governmental and regulatory agencies, and various US states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering legal and regulatory frameworks for AI. In particular, multiple jurisdictions (including certain US states) have adopted or are considering AI-specific requirements, and US federal and state agencies are assessing how existing laws apply to AI. Supervisory guidance in some jurisdictions also addresses AI-related privacy, data protection and cybersecurity and third-party risk management.
For example, in Europe, the EU’s Artificial Intelligence Act (AI Act) entered into force on 1 August 2024. The AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU market. This framework categorizes AI systems based on the risks associated with such AI systems’ intended purposes as creating 'unacceptable', 'high', 'limited' or 'minimal' risks. There is a risk that our current or future AI-powered software or applications may be categorized as certain risk categories that may obligate us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability, or adversely affect our business. For example, 'high' risk AI systems are required, among other things, to implement and maintain certain risk and quality management systems, conduct conformity and risk assessments, use appropriate data governance and management practices, including in development and training, and meet certain standards related to testing, technical robustness, transparency, human oversight, and cybersecurity. Even if our current AI-powered software or applications are not categorized as 'high' risk AI systems, we may be subject to additional transparency and other obligations for 'limited' or 'minimal' risk AI systems. The AI Act has a phased approach to compliance (including an initial prohibition on certain uses from 2 February 2025 and requirements for high-risk systems applying from 2 August 2027) and has extraterritorial effect where AI is provided or its outputs are used in the EU. The AI Act sets forth certain penalties, including fines of up to the greater of EUR 35 million or 7% of worldwide annual turnover for the prior year for violations related to offering prohibited AI systems or data governance, fines of up to the greater of EUR 15 million or 3% of worldwide annual turnover for the prior year for violations related to the requirements for 'high' risk AI systems, and fines of up to the greater of EUR 7.5 million or 1% of worldwide annual turnover for the prior year for violations related to supplying incorrect, incomplete or misleading information to EU and member state authorities. This regulatory framework is expected to have a material impact on the way AI is regulated in the EU (and, potentially, globally), together with developing guidance and decisions in this area.
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
See also risk factor '2.3.4 We utilize artificial intelligence, which could expose us to liability or adversely affect our business – Operational and technology risks'.
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
For example, in 2024, Law 7/2024, of 20 December, established a new tax on interests and commissions to be accrued in 2025, 2026 and 2027. For more information see '10. Supervision and regulation - Spanish tax legislation'.
2.2 Credit risks
2.2.1 The credit quality of our loan portfolio may deteriorate, and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans have in the past negatively impacted our results of operations and could do so in the future. In particular, the amount of our reported credit impaired loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in the regions where we operate or in global economic and political conditions, including as a result of the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East. In certain markets, the combined pressure of economic downturn, high inflation and high interest rates may impact the ability of our customers to repay their debt. If we were unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.
Our loan loss reserves are based on our current assessment and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. Because many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure that our current or future loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our loan loss reserves, which may adversely affect us. Additionally, in calculating our loan loss reserves, we employ qualitative and quantitative criteria and statistical models which may not be reliable in all circumstances, and which are dependent upon data that may not be complete. For further details regarding our risk management policies, see risk factor '2.7.1 Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks'.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

At 31 December 2025, our net loans and advances to customers amounted to EUR 1,076,3152 million (compared to EUR 1,054,069 million as of 31 December 2024).
Our loan portfolio is primarily located in Europe (in particular, Spain and the UK), North America (in particular the US) and South America (in particular Brazil). At 31 December 2025, Europe accounted for 56% of our total loan portfolio (Spain accounted for 25% of our total loan portfolio and the UK, where the loan portfolio consists primarily of residential mortgages, accounted for 23%), North America accounted for 17% (of which the US represents 12% of our total loan portfolio), South America accounted for 14% (of which Brazil represents 8% of our total loan portfolio) and the Digital Consumer Bank Europe segment accounted for 13%.
Mortgage loans are one of our principal assets, comprising 40% of our net loans and advances as of 31 December 2025, mainly located in Spain and the UK. 82% of such mortgage loans are residential. If Spain or the UK experience situations of economic stagnation, persistent housing oversupply, decreased housing demand, rising unemployment levels, increasing interest rates, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance or continued global markets volatility, for instance, home prices could decline, while mortgage delinquencies, forbearances and our NPL ratio could increase, which in turn could have a material adverse effect on our business, financial condition and results of operations. At 31 December 2025, the NPL ratio of residential mortgage loans for the Group in Spain and the UK was 1.03% and 0.87%, respectively.
At 31 December 2025, our total Group NPL ratio stood at 2.91% as compared to 3.05% at 31 December 2024. NPL coverage as of 31 December 2025 was 66% as compared to 65% a year earlier.
Impairment on financial assets not measured at fair value through profit or loss (net) in 2025 was EUR 12,546 million (mainly related to loans and advances to customers), a 3.4% increase as compared to EUR 12,136 million in 2024.
At 31 December 2025, the gross amount of our refinancing and restructuring operations was EUR 25,235 million (2% of total gross loans and credits), of which EUR 7,145 million have real estate collateral. At the same date, the net amount of non-current assets held for sale totalled EUR 75,011 million, of which EUR 2,487 million were foreclosed assets.
2.2.2 The value of the collateral securing our loans may decline and not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of macroeconomic factors, especially those affecting Europe, North America and South America or the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters (including as a result of climate change), particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. We may also lack sufficiently recent information on collateral values, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses, which could materially and adversely affect our results of operations and financial condition.
Technological changes in the auto industry, accelerated by environmental regulations, could affect our auto consumer business in the EU and the US, particularly residual values of leased vehicles. This transformation could impact our auto finance business as a result of (i) the transition from fuel to electric engines, environmental aspects related to emissions and transition risks derived from political and regulatory decisions (e.g., traffic restrictions in city centres); (ii) growing customer preferences for car leasing, subscription, car sharing and other services instead of vehicle ownership; (iii) increased market concentration in certain manufacturers, distributors and other agents; and (iv) the expansion of online sales channels.
In addition, the auto industry could face supply chain disruption and shortages of batteries, semi-conductors and other components linked to geopolitical tensions, conflicts l and macroeconomic uncertainty, affecting guarantees, residual used car value and loan delinquencies. Although we monitor the auto portfolios and dealers and we have launched specific action plans to address particular issues, these structural changes and disruptions could have a material adverse effect on our operating results, financial condition and prospects.
At 31 December 2025, 40% of our loans and advances to customers were secured by property collateral while 25% were secured by other types of collateral (securities, pledges and others).
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
We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumours or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other
2 Includes loans and advances to customers in Poland, accounted for under 'Non-current assets held for sale'. Excluding Poland, loans and advances to customers at 31 December 2025 were EUR 1,037,288 million.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our major counterparties.
2.3 Operational and technology risks
2.3.1 Any failure to improve or upgrade our information technology infrastructure and information management systems and networks in an effective, timely and cost-effective manner, including in response to emerging technologies and to new or modified privacy, data protection and cybersecurity laws, rules and regulations, could have a material adverse effect on us.
Our ability to remain competitive depends in part on our ability to improve or upgrade our information technology in an effective, timely and cost-effective manner. We must continually make significant investments in, and improvements to, our information technology infrastructure and information management systems and networks in order to meet the needs of our customers and to comply with evolving regulatory requirements, and operational and resilience expectations. While we expect to continue investing, there is no assurance we will achieve or sustain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure and information management systems and networks. There is also no assurance that our investment strategy will be successful. To the extent we are dependent on any particular technology or technological solution, we may face adverse consequences if such technology or technological solution becomes non-compliant with existing industry standards or applicable laws, rules or regulations, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, has security vulnerabilities or malfunctions or functions in a way we did not anticipate or are unable to rectify. Additionally, new technologies and technological solutions, such as AI, distributed ledger technology (DLT) and quantum computing, are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies’ functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Large scale programmes to modernize technology, data and reporting — including compliance with evolving prudential reporting frameworks — are complex and time-consuming (often requiring many years to execute). Delays in execution, data-quality issues, or control weaknesses may lead to supervisory actions, fines, remediation costs or constraints on strategic initiatives.
DLT, including blockchain and related infrastructures, is increasingly being explored and adopted across financial markets and payment systems. While these technologies may offer greater efficiency, transparency and traceability, they also introduce specific technological and operational risks and challenges that may affect the integrity and resilience of financial systems. DLT relies on cryptographic consensus mechanisms, distributed governance and, in some cases, open-source protocols, all of which may be vulnerable to design flaws, governance disputes and security vulnerabilities. Limitations in scalability, latency and interoperability across networks may also hinder performance and reliability. Moreover, divergent regulatory approaches across jurisdictions and potential fragmentation of market infrastructures and compliance tools could amplify operational and compliance risks. A growing reliance on DLT-based platforms could disrupt traditional payment, custody and settlement processes, creating dependencies on new technological frameworks and third-party providers. Financial institutions that fail to adapt to such developments may face increased competitive and operational risks. As legacy systems migrate toward hybrid or fully distributed environments, we may encounter transitional, technological and integration challenges affecting system resilience, data integrity and cybersecurity. Some examples of the use of DLT across the Group include the use of DLT-based platforms in certain wholesale payments and market activities, including participation in industry initiatives such as Fnality, a wholesale payment system currently live with digital GBP, as well as the use of internal DLT-based platforms in certain countries to support tokenization of financial assets. These factors, individually or in combination, could adversely affect our ability to deliver critical services without disruption, to comply with evolving regulatory and supervisory expectations, and to maintain secure and continuous operations.
Quantum computing poses a significant emerging risk to existing encryption standards by potentially creating new security vulnerabilities, enabling data breaches, authentication bypasses and other new types of cyber threats. As regulatory and supervisory scrutiny of post-quantum readiness increases, financial institutions face growing compliance and implementation pressures. The transition to post-quantum cryptography (PQC) is complex due to legacy systems, interdependent banking infrastructures and evolving international standards. Uneven or delayed adoption across the financial ecosystem could prolong reliance on quantum-vulnerable encryption, thereby increasing systemic exposure and delaying a coordinated and secure transition.
Any failure to effectively improve or upgrade our information technology infrastructure and information management systems and networks, or to timely adapt to emerging technologies, evolving cybersecurity threats or changing regulatory standards, could have a material adverse effect on us.
2.3.2 Any failure or disruption of our operational processes or systems, or any cyberattack, data breach, data loss or other security incident affecting our systems or those of our third-party vendors, could adversely affect our business, financial condition or reputation, and could result in significant legal or regulatory exposure.
Like other financial institutions, in conducting our banking operations, we receive, manage, hold, transmit and otherwise process certain proprietary, confidential, sensitive and personal data, including personal data of customers and employees, as well as a large number of assets. Accordingly, our business

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

relies on our ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure storage, transmission and other processing of proprietary confidential, sensitive and personal data and other information using our computer systems and networks or those of our third-party vendors, including cloud-based platforms and software-as-a-service (SaaS) solutions. Our operations must also comply with complex and evolving laws and regulations in the countries in which we operate. The proper and secure functioning of our financial controls, accounting and other data collection and processing systems is critical to our business and to our ability to compete effectively. Cyberattacks, data breaches, data losses and other security incidents, including fraudulent withdrawal of money, can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations and may include disruptions, failures, service outages, unauthorized access or misuse, software bugs, server malfunctions, software and hardware failure, defective software or hardware updates, malware and ransomware, social engineering and phishing attacks, denial-of-service attacks, misconduct, fraud, and other events that could have a serious impact on us. We also face the risk that the design of our or our third-party vendors’ cybersecurity controls and procedures prove to be inadequate or are circumvented such that our data or client records are incomplete, not recoverable or not securely stored. Moreover, it is not always possible to deter or prevent employee errors or misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products, produce customer claims and materially and adversely affect us.
We prioritize early identification, monitoring and mitigation of risks (including those resulting from our interactions with third parties) in our goal to provide a resilient and secure operational environment. In this regard, although (i) we have policies, procedures and controls in place designed to safeguard proprietary, confidential, sensitive and personal data, (ii) we take protective technical measures and monitor and develop our systems and networks to protect our technology infrastructure, data and information from misappropriation or corruption, and (iii) we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of proprietary, confidential, sensitive and personal data, we, our third-party vendors or other third parties with which we do business have been and may continue to be subject to cyberattacks, data breaches, data losses and other security incidents. For example, on 14 May 2024, we announced that we had become aware of an unauthorized access to a Santander database that included certain customer and employee information hosted by a third-party provider (the 2024 Unauthorized Access). For more information on the legal and regulatory risks arising from the privacy, data protection and cybersecurity laws and regulations we are subject to, which, among other things, impose certain obligations with respect to cyberattacks, data breaches, data losses, and other security incidents, see risk factor ‘2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition – Privacy, data protection and cybersecurity’).
The implementation of our cybersecurity policies, procedures, controls and technical measures is designed to reduce the risk of such cyberattacks, data breaches, data losses and other security incidents but does not guarantee full protection or a risk-free environment. This is especially applicable in the current global environment, with the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East resulting in an increased risk of cyberattacks, data breaches, data losses and other security incidents, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in the wars. Additionally, the shift to remote work policies for a significant portion of our workforce, as they access our secure systems and networks remotely, and our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has also increased the risk of cyberattacks, data breaches, data losses and other security incidents (see risk factor '1.3 The outbreak of highly contagious diseases or other public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations').
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
In addition, we may also be impacted by cyberattacks against national critical infrastructures of the countries where we operate, such as telecommunications networks. Our information technology systems are dependent on such critical infrastructure and any cyberattack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of a cyberattack. For further information see the 'Risk management and compliance' chapter in Part 1 of this annual report on Form 20-F.
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

not recognized or detected until after they have been launched and can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation-state supported actors and others, any of which may see their effectiveness enhanced by the use of AI. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify, adapt or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyberattacks data breaches, data losses or other security incidents to our customers, affected individuals or regulators, as applicable.
If we cannot maintain effective and secure proprietary, confidential, sensitive and personal data, or if we or our third-party vendors fall victim to successful cyberattacks, penetrations, compromises, breaches or circumventions of our information technology systems or networks, such as the 2024 Unauthorized Access, or experience other data breaches, data losses or other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of proprietary, confidential, sensitive or personal data, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary, confidential, sensitive or personal data or the failure to retain or attract our customers following an operational or security incident, litigation and legal risks (including claims from customers, employees or other third parties, regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and the investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance coverage, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of proprietary, confidential, sensitive or personal data or otherwise relating to privacy, data protection and cybersecurity matters. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage to any future claim. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyberattack, data breach, data loss or other security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.
Any of the cyberattacks, data breaches, data losses and other security incidents described above could have a material adverse effect on our business, financial condition and results of operations.
2.3.3 We rely on third parties and affiliates for important products and services.
Third-party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support and software, information technology production and support, internet connections and network access, including cloud-based services and software-as-a-service (SaaS) solutions, as well as those of our service providers. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches, service outages and other disruptions or failures affecting such parties. We are also subject to risk with respect to security breaches, service outages and other disruptions or failures affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction.
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
We utilize, and continue to explore additional uses of, AI in connection with our business, products and services, including AI designed to enhance transaction monitoring and sanctions screening, improve customer experience and reduce operational risk.
However, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI models may be flawed, trained on insufficient or poor-quality data, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable. AI solutions (including those supplied by third parties) may produce false, inaccurate, misleading, biased or otherwise deficient inferences or outputs, rely on data, technology or intellectual property to which we or any of our contractors, vendors or service providers lack rights, or be subject to new documentation, transparency, governance and

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

validation expectations. Strengthening controls to address these risks—such as human oversight, testing and independent model validation—may increase costs and affect time-to-market, and any errors or inadequacies in AI systems used for control functions (such as transaction monitoring or sanctions screening) could lead to operational disruptions, compliance failures, regulatory scrutiny, reputational harm, fines or penalties. AI may subject us to new or heightened legal, regulatory, ethical, operational, reputational or other challenges; AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, any of which could impair the acceptance of AI solutions, including those incorporated into our products and services. We also depend on third-party models, datasets and infrastructure; outages, changes in functionality or terms, or concentration in a limited number of providers could disrupt our operations or increase costs.
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
Additionally, the use of AI solutions by companies has resulted in and may continue to result in, cyberattacks, data breaches, data losses and other security incidents that implicate the proprietary, confidential, sensitive and personal data of AI users. For example, if any of our employees, contractors, vendors, service providers or other third parties with which we do business use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent disclosure or incorporation of our proprietary, confidential, sensitive or personal data into third-party systems or publicly available or third-party training sets (including so-called 'data leakage') which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal data, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party (including third-party claims of intellectual property infringement, misappropriation or other violation or other misuse of data, content or technology, regulatory enforcement actions and contractual remedies). Further, the use of AI solutions within products or services that we use or that are used by our contractors, vendors, service providers or other third parties with which we do business may pose similar risks, and we have limited ability to control the manner in which third-party products are developed or maintained or the manner in which third-party services are provided. See risk factor '2.1 Legal, Regulatory and Compliance Risks for our Business Model—2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition—Artificial intelligence (AI)'.
2.4 Liquidity and funding risks
2.4.1 Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.
Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they are due, or we can only secure them at excessive cost. This risk is inherent in any banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East. While we have in place liquidity management processes to mitigate and control these risks, as well as an organizational model based on autonomous subsidiaries in terms of capital and liquidity which limits the possibility of contagion between them, systemic market factors make it difficult to eliminate these risks completely. Constraints in the supply of liquidity, including in inter-bank lending, could materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations and our ability to fulfil regulatory liquidity requirements, as well as limit growth possibilities.
Our cost of obtaining funding is directly related to prevailing interest rates and to our credit spreads. Increases in interest rates and/or in our credit spreads could significantly increase the cost of our funding. For example, throughout 2022 and 2023 the ECB, the Bank of England, the Federal Reserve and other central banks increased interest rates to contain inflation and it was not until mid-2024 that they started to decrease rates. Variations in credit spreads are market-driven and may be influenced by perceptions of our creditworthiness and general market conditions. Changes to interest rates and our credit spreads may occur frequently and could be unpredictable and highly volatile.
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
Central banks took extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the covid-19 pandemic. In Europe, the ECB's pandemic emergency purchase programme (PEPP) finalized at the end of March 2022, although maturing principal payments have been repurchased until December 2024. Although the programme has concluded, the ongoing reduction of the PEPP portfolio may still influence market liquidity conditions and funding costs.
Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdowns of committed credit lines by our customers.
We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.
Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The LCR is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. At 31 December 2025, our Consolidated LCR ratio in accordance with the ECB requirements, was 145%, exceeding internal and regulatory requirements. The NSFR provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. At the end of 2025, this ratio stood at 126% for the Group and over 100% for all our main subsidiaries.
2.4.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative and other contracts and adversely affect our interest margins and results of operations.
Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on internal methodologies dependent on a number of factors, including our financial strength and conditions affecting the financial services industry. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Spanish sovereign debt. Our credit rating is in most cases above Spain's sovereign debt rating; however, if Spain’s rating is downgraded our credit rating would also likely be downgraded.
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
We have the following ratings by the major rating agencies as of the report dates indicated below:

Banco Santander, S.A.
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A (Senior A+)	F1 (Senior F1)	Aug 2025	Stable
Moody's	A1	P-1	Feb 2026	Stable
Standard & Poor's	A+	A-1	Feb 2026	Stable
DBRS	A (High)	R-1 (Middle)	Sep 2023	Stable

Santander UK, plc
Rating agency	Long term	Short term	Last report date	Outlook
Fitch Ratings	A+	F1	Nov 2025	Stable
Moody's	A1	P-1	Jul 2025	Stable
Standard & Poor's	A	A-1	Dec 2025	Stable

Banco Santander (Brasil)		(Foreign currency)
Rating agency	Long term	Short term	Last report update	Outlook
Moody's	Baa3	-	Sep 2025	Stable
Standard & Poor's	BB	B	Nov 2025	Stable
We conduct substantially all of our material derivative activities through Banco Santander and Santander UK. We estimate that as of 31 December 2025, if all the rating agencies were to downgrade Banco Santander’s long-term senior debt ratings by one notch, we would be required to post up to EUR 146 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two-notch downgrade would result in a further requirement to post up to EUR 66 million in additional collateral. We estimate that as of 31 December 2025, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £1.4 billion (equivalent to EUR 1.6 billion) of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two-

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

notch downgrade would result in a further outflow of £1.2 billion (equivalent to EUR 1.4 billion) of cash and collateral under secured funding and derivatives contracts.
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
There can be no assurance that the rating agencies will maintain the current ratings or outlooks. In general, the future evolution of Santander's ratings is linked, to a large extent, to the impact of the general macroeconomic outlook (including as a result of the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East) on our asset quality, profitability and capital. Failure to maintain favourable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.
2.5 Market risks
2.5.1 Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market variables, which may materially and adversely affect us and our profitability.
Our financial results are constantly exposed to market risk. In 2022, 2023 and the first half of 2024 we were exposed to inflationary pressures and increases in the prices of energy, oil, gas and other commodities. The continuance or escalation of the war in Ukraine, the uncertainties following the ceasefire agreement in the Middle East or other geopolitical conflicts could continue to cause high market volatility, which could materially and adversely affect us and our trading and banking book.
Economic activities exposed to market risk include (i) transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors; (ii) the liquidity risk from our products and markets; and (iii) balance sheet-related liquidity risk.
Interest rate risk arises from movements in interest rates that reduce the value of a financial instrument, a portfolio or the Group. It can affect loans, deposits, debt securities, most assets and liabilities held for trading, and derivatives.
Interest rates are sensitive to many factors beyond our control, including monetary policies, regulatory actions affecting the financial sector and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income / (charges), which constitutes the majority of our revenue, and could reduce our growth rate or result in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future, which could in turn affect our results.
A low-interest rate environment, such as that experienced in the eurozone, in the UK and in the US from 2013 to 2022, could result in rates on many of our interest-bearing deposit products being priced at or near zero or negative, limiting our ability to further reduce rates and thereby negatively impacting our margins and our results of operations.
Throughout 2022 and 2023, central banks, including the ECB, the Bank of England and the Federal Reserve, increased interest rates to contain inflation. From 2023 onwards, inflation gradually converged towards central bank's objectives, enabling interest rate cuts in the second half of 2024 and throughout 2025.
Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities. Additionally, a flattening or inversion of the yield curve, combined with persistent inflationary pressures, could adversely affect our business and results of operations.
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
The performance of financial markets may cause changes in the value of our investment and trading portfolios. Prolonged volatility in global equity and fixed-income markets—driven by geopolitical uncertainty, monetary tightening cycles, and investor risk aversion—has had a significant impact on the

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could result in a permanent impairment requiring write-offs against our results.
Other market risks include inflation rate risk, credit spread risk, commodity price risk and volatility risk. See more information in note 54 c to our consolidated financial statements.
Additionally, we are also exposed to more complex market risks such as correlation risk, market liquidity risk, prepayment or cancellation risk and subscription risk. In addition, balance sheet liquidity risk (unlike market liquidity risk) is the possibility of loss caused by forced disposal of assets or cash flow imbalance if the bank meets its payment obligations late or at excessive cost. Such situations may cause losses through forced asset sales or margin compression resulting from mismatches between expected inflows and outflows.
Market risk affects (i) our interest income / (charges); (ii) the market value of our assets and liabilities, in particular of our securities holdings, loans and deposits and derivatives transactions; and (iii) other areas of our business such as the volume of loans originated or credit spreads.
Market risk could also include unforeseen risks arising during periods of market disruption or when market prices do not reflect fundamental values.
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
Market practices and documentation for derivative transactions differ by country. In addition, the execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Moreover, our ability to adequately monitor, analyse and report derivative transactions continues to depend, largely, on our information technology systems. Any deficiencies in these controls or systems could heighten the risks associated with derivative transactions and have a material adverse effect on us.
The use of derivative instruments may also give rise to other risks, including valuation risk, model risk and market liquidity risk, particularly during periods of volatility or market stress. In such circumstances, the fair value of derivative positions may fluctuate significantly, affecting our results and regulatory capital.
At 31 December 2025, the notional value of the trading derivatives in our books amounted to EUR 10,250,140 million (with a market value of EUR 58,355 million of debit balance and EUR 51,968 million of credit balance).
At 31 December 2025, the nominal value of the hedging derivatives in our books held within our financial risk management strategy designed to reduce asymmetries in the accounting treatment of our operations amounted to EUR 505,992 million (with market value of EUR 4,427 million in assets and EUR 4,294 million in liabilities).
2.5.3 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.
In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East. We hold significant exposures to securities, loans and other investments recorded at fair value which exposes us to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments, including as a result of more stringent regulatory or reputational requirements. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.
In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value. Reliable assumptions are difficult to make and are inherently uncertain while valuation models are inherently complex and imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.
2.6 Risks related to our industry
2.6.1 Goodwill impairments may be required in relation to acquired businesses.
We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill that has been attributed, or may be attributed, to these

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

businesses may have to be written down if our valuation assumptions are reassessed as a result of any deterioration in their underlying profitability, asset quality or other relevant matters. Impairment testing of goodwill is performed annually, or more frequently if there are impairment indicators present, and involves a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. We recognized impairments of goodwill of EUR 20 million, EUR 4 million and EUR 4 million in 2023, 2024 and 2025, respectively. See note 17 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F. There can be no assurance that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.
2.6.2 Changes in our pension liabilities and obligations could have a material adverse effect on us.
We provide retirement benefits for many of our former and current employees through several defined benefit pension plans. We calculate the amount of our defined benefit obligations using actuarial techniques and assumptions, including mortality rates, the rate of increase of salaries, discount rates, inflation, the expected rate of return on plan assets, and others. The accounting and disclosures of our benefit obligations are based on IFRS-IASB and on those other requirements defined by local supervisors. Given the nature of these obligations, changes in the assumptions that support valuations, including market conditions, can result in actuarial losses which would impact the financial condition of our pension funds. Because pension obligations are generally long-term obligations, fluctuations in interest rates have a material impact on the projected costs of our defined benefit obligations and therefore on the amount of pension expense that we accrue.
Any increase in the current size of the funding deficit in our defined benefit pension plans could result in our having to make increased contributions to reduce or satisfy the deficits, which would divert resources from use in other areas of our business. Any such increase may be due to certain factors over which we have limited or no control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.
At 31 December 2025, our provision for pensions and other obligations amounted to EUR 2,649 million. See note 25.c) to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
2.6.3 We depend in part on dividends and other funds from subsidiaries.
Some of our operations are conducted through our financial services subsidiaries. As a result, our ability to pay dividends, to the extent we decide to do so, depends in part on the ability of our subsidiaries to generate earnings and to pay dividends to us. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon their earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. For instance, the repatriation of dividends from our Argentine subsidiaries has been subject to certain restrictions. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries upon their liquidation or reorganization will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.
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
To the extent that these recommendations, or other similar measures that may be taken by supervisory authorities from other regions, are applied by some of our subsidiaries, they could have a material adverse effect on our business, financial condition and results of operations.
At 31 December 2025, dividend income for Banco Santander, S.A. represented 38% of its total income.
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
Non-traditional providers of banking services, such as e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behaviour, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger technology, AI, quantum computing and/or biometrics, to provide services such as digital currencies, cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities and could entail new direct risks (including financial and non-financial risks) and indirect risks related to loss of business opportunities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Further growth of such new technologies and mobile banking platforms could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand towards internet and mobile banking may necessitate further changes to our retail distribution strategy, which may include closing, restructuring and/or selling certain branches (as we have been doing in recent years). These actions could lead to losses on these assets and may lead to increased expenditures to renovate, reconfigure or close a number of our remaining branches or to otherwise reform our retail distribution channel. Furthermore, our failure to implement such changes to our distribution strategy swiftly and effectively could have an adverse effect our competitive position.
In particular, we face the challenge of competing in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms, which are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with large technology firms can make it more difficult for us to successfully compete with them and could adversely affect us.
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
2.6.5 If we are unable to manage the growth of our operations, integrate successfully our inorganic growth, or execute successfully any of our strategic actions, this could have an adverse impact on our profitability.
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
From time to time, we evaluate acquisition, partnership, divestiture and other strategic opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition, partnership, divestiture or other strategic candidates. Additionally, we may be unable to complete ongoing or future acquisitions, partnerships, divestitures or other strategic transactions in a timely or cost-effective manner, on the originally announced terms, or at all.
Even if we successfully complete any such transactions, we may not be able to successfully realize the expected results, benefits or synergies in a timely manner or at all. These results, benefits or synergies could also be adversely affected by acquisition- or divestiture-related charges and contingencies. In particular, our ability to benefit from any acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and delivery and execution risks. We can give no assurance that our expectations with

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
We may also be subject to litigation in connection with, or as a result of, any such transactions, including claims from terminated employees, customers, suppliers or third parties. For example, we may be held responsible for the activities of an acquired business in the case of an acquisition. This includes liability for actions or non-compliance of an acquired business prior to its acquisition or in connection with its acquisition or integration. In the case of a divestiture, we may be required to indemnify the buyer for certain liabilities, including for uncapped amounts, in connection with claims against the divested entity or business.
Completion and integration of any such transactions may also divert management attention from other matters, result in additional costs and expenses or adversely affect our relationships with our customers, suppliers, employees and any other third parties, any of which may adversely affect our business or results of operations.
The challenges that may arise from our decisions include:
•managing efficiently the operations and employees of expanding businesses;
•maintaining or growing our existing customer base;
•assessing the value, strengths and weaknesses of investment or acquisition candidates, including local regulations that could reduce or eliminate expected synergies;
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
Examples of recent transactions subject to the execution risks described above include (i) the Poland Disposal, (ii) the acquisition of TSB, a commercial bank in the United Kingdom, and (iii) the acquisition of Webster, a commercial bank in the United States. Provided that all the relevant closing conditions are satisfied in a timely manner, we expect that the integration of TSB and Webster will begin in 2026. For further information, see notes 3.b and 1.g to the 2025 consolidated financial statements.
Furthermore, there can be no assurance that changes to our operating model, such as the reorganizations of our primary and secondary segments, will yield expected benefits within the expected timeframes.
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
Risk management is a central part of our activities. We seek to manage and control our risk exposure through a forward-looking management model, based on robust governance and advanced risk management tools, supported by a risk culture that permeates the organization. While our management model uses a broad and diversified set of risk monitoring, control and mitigation techniques, such a model may not be fully effective at mitigating all types of risks in all economic or market environments, including risks that we may fail to identify or anticipate.
Some of our tools and metrics for managing risk are based on observed historical market behaviour. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. As a result, our losses could be significantly higher than historical measures indicate. In addition, our statistical models may not take all risks into account or measure emerging risks correctly.
Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences (i) if our decisions are based on models that are poorly developed, implemented or used; (ii) if the modelled outcome is misunderstood or used for purposes for which it was not designed; or (iii) if the data and inputs used in the models are incorrect or insufficient. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, operating results, financial condition and prospects.
As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is the use of an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

factors, it is subject to human or information technology systems errors. In exercising their judgement regarding our customers' current or future credit risk behaviour, our management models may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.
Some of the models and other analytical and judgement-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements or may restrict or preclude their use. Any of these possible situations could have a material impact on our operating results, financial condition and prospects.
We set concentration limits according to risk appetite, we develop risk policies and reviews to manage credit risk concentration, and we are subject to regulatory limits on large exposures. However, if we fail to anticipate deteriorating sectors or regions, do not comply with internal or regulatory concentration limits, or if one or more of our largest borrowers fail to service their loans, our operating results, financial condition and prospects could be adversely affected.
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
Our board of directors is responsible for the approval of the Group’s general policies and strategies, in particular the corporate risk framework, and for defining the risk appetite. In addition to the executive committee, which maintains a special focus on risk, the board has a specific risk supervision, regulation and compliance committee. See further details in section 1.3 ‘Risk and Compliance governance’ in the 'Risk management and compliance' chapter and in section 4 'Board of directors' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
2.8 Model risk
2.8.1 We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us.
We use models for (i) admission (scoring and rating) and behavioural credit processes, (ii) the definition of credit limits, and (iii) the calculation of capital and provisions, and of market, structural, operational, compliance and liquidity risks, among others. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates and forecasts. It involves simplified representations of real-world relationships between characteristics, values and observed assumptions that allow us to focus on specific aspects.
Model risk is the negative consequence of decisions based on inaccurate, improper or incorrect use of models. Sources of model risk include (i) incorrect or incomplete data in the model itself or the modelling method used in systems; and (ii) incorrect use or implementation of the model.
Model risk can cause financial loss, erroneous commercial and strategic decision-making or damage to our transactions, any of which could have a material adverse effect on our operating results, financial condition and prospects. In addition, our regulatory models and the underlying methodologies are subject to scrutiny from our supervisors, who could identify potential weaknesses or deficiencies that may result in enforcement actions, including sanctions, fines and/or the imposition of stricter capital requirements, as well as mandates and recommendations with respect to the methodologies underlying our models, which could also lead to more onerous or inefficient capital consumption.
Unprecedented movements in economic and market drivers related to external events such as the war in Ukraine, geopolitical uncertainty in the Middle East or global trade tensions arising from increased tariffs, have required ongoing monitoring and adjustment of financial models (including credit loss and provisions models, capital models, traded risk models and models used in the asset/liability management process) to comply with guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. These conditions have also led to the use of mitigants for model limitations, such as adjustments to model outputs to reflect management judgment considerations. The performance and usage of models have been and may continue to be impacted by the consequences of external events. In addition, data obtained during these external events may not be representative of normal economic conditions and may distort the calibration of the models in the future, which could have a material adverse effect on us.
In addition, the fair value of our financial assets, determined using financial valuation models, may be inaccurate or subject to change and, as a consequence, we may have to recognize impairments or write-downs that could have a material adverse effect on our operating results, financial condition and prospects. See more information in risk factor '2.5.3 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects'.
3. General risks
3.1 Risks related to our industry
3.1.1 Climate change can create transition risks, physical risks, and other risks that could adversely affect us.
Climate change may imply two primary drivers of risk that could adversely affect us:

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
•Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged droughts, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility.
These primary drivers could materialize, among others, in the following risks:

•Credit risks: Physical climate change could lower corporate revenues, increase operating costs and lead to increased credit exposure. Severe weather could also affect collateral value. Additionally, companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to local regulations or market shifts.
•Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation and lead to higher market volatility.
•Liquidity risks: Companies could face liquidity risks derived from cash outflows to improve their reputation in the market or to address climate-related problems. Extreme weather events could also affect the value of our high-quality liquid assets or cause sovereign debt to rise limiting our access to capital markets.
•Operational risks: Severe weather events could directly damage assets and impact business continuity, both our customers' and ours. Climate-related financial risks could also cause operational risk losses from litigation if, for example, we are perceived to misrepresent sustainability-related practices, achievements, metrics, goals or targets.
•Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing focus, pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions, from conflicting priorities among jurisdictions in which we operate and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.
•Reputational risks: Our reputation and client relationships may be damaged as a result of our practices, disclosures and decisions related to climate change and the environment, or to the practices or involvement of our clients, vendors or suppliers in certain industries or projects being associated with causing or exacerbating climate change. Furthermore, parties who may suffer losses from the effects of climate change may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders. We could face conduct risks derived from misrepresentations in our sustainability-related disclosures, including our practices, achievements, metrics, goals and targets or the sustainability characteristics of our products or of our customers, investors or other stakeholders (i.e. greenwashing).
•Strategic risks: Our strategy could be affected if we fail to achieve our targets, including those related to the activities that we finance and those concerning our own operations.
Because the timing and severity of climate change remain uncertain and continue to evolve rapidly, our risk management strategies may not be effective in mitigating climate risk exposure. Additionally, we may become subject to new, heightened or conflicting regulatory requirements relating to climate change, which may result in increased regulatory, compliance or other costs. As the risks, perspective and focus of regulators, shareholders, employees, and other stakeholders regarding climate change are evolving rapidly, including in certain jurisdictions where sustainability-related practices are subject to heightened political and regulatory scrutiny, it can be difficult to assess the ultimate impact on us of climate change-related risks, compliance risks, and uncertainties.
We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and/or targets. If we lack robust and high-quality climate-related procedures, controls and data, we may not be able to disclose reliable climate-related information. In addition, because such climate-related information is based on current expectations and future estimates about Santander's and third-parties' operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates and targets or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.
Initiatives and business practices of financial institutions with respect to climate matters and other matters of public policy, including environmental, social and governance (ESG) matters, have recently become the subject of significant scrutiny by regulatory agencies and government officials. In particular, there are a growing number of regulatory initiatives in certain jurisdictions aimed at discouraging or limiting the consideration of ESG factors by financial institutions, as well as investigations or proceedings asserting that consideration of ESG factors by financial institutions conflict with certain regulatory requirements or the expectations of their clients, shareholders and other stakeholders. Such differing, sometimes conflicting, views and regulations on sustainability and ESG-related matters

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

increase the risk that certain of our actions, or lack of action, on such matters will be perceived negatively or result in scrutiny by regulators or legal proceedings. Additionally, the overall expectations of regulators and our clients, shareholders and other stakeholders in certain jurisdictions, particularly in Europe, with respect to certain of these issues may differ significantly from those in other jurisdictions, such as the United States.
Furthermore, our relationships or ability to transact with clients and customers, and with governmental or regulatory bodies in certain jurisdictions could be adversely affected if our decisions with respect to doing business with companies in certain sensitive industries are perceived to harm those companies, result in violations of law or breaches of fiduciary duty or to align with particular ideological, political or social views. We are also exposed to associated risks of non-compliance with relevant legal requirements, including fines, penalties, litigation, regulatory sanctions, difficulties in obtaining governmental approvals, restrictions on our business activities or reputational damage, any of which could be material. Additionally, our participation in, or association with, certain groups or initiatives and our business practices or positions with respect to matters of public policy, including ESG matters, could be criticized by activists, governmental authorities and our clients, shareholders and other stakeholders.
Any of the conditions described above, or our failure to identify other climate-related risks, could have a material adverse effect on our business, financial condition and results of operations.
3.1.2 The financial problems faced by our customers could adversely affect us.
Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial condition of our customers, which could in turn increase our non-performing loans ratio, impair our loans and other financial assets and result in decreased demand for borrowings and deposits in general. In addition, our customers may significantly decrease their risk tolerance for non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.
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
The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet their needs during their entire life cycle. However, our customers’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive, and we may not be able to develop new products that meet our customers’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behaviour. If we cannot respond in a timely fashion to the changing needs of our customers, including as a result of an ageing population, we may lose existing or potential customers, which could in turn materially and adversely affect us. In addition, the cost of developing and maintaining innovative products is likely to affect our results of operations.
We face the challenge of simplifying the range of our products and services and, at the same time, being able to satisfy the needs of our clients by offering new products and services. The development of these new products and services exposes us to new and potentially increasingly complex risks, such as conduct risk in our relationships with customers, and increased development expenses. Our employees and risk management systems, as well as our experience and that of our partners, may not be adequate to enable us to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on us.
While we have successfully increased our customer service levels in recent years, should these levels ever be perceived by the market to be materially below those of our competitors, we could lose existing and potential new business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits. Additionally, reputational or operational incidents associated with new products could affect customer trust and brand perception, amplifying competitive pressures. Any of the conditions described above could have a material adverse effect on our operating results, financial condition and prospects.
3.1.4 We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.
Our continued success depends partly on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. If we or one of our business units or other functions do not adequately staff operations or lose one or more key senior executives or other key employees and fail to replace them promptly and effectively, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.
Our ability to attract and retain qualified employees depends on perceptions of our culture, social and corporate governance policies and management, our profile in the markets in which we operate and the professional opportunities we offer.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

In addition, the financial industry faces, and may continue to face, more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we do not attract and appropriately train, motivate and retain qualified professionals, our business may be adversely affected.
3.1.5 Damage to our reputation could cause harm to our business prospects.
Maintaining a robust risk management framework based on sound ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could materially and adversely affect how we are perceived by current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition, and prospects as well as damage our customers' and investors' confidence and the market price of our securities. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct (such as fraud or unethical behaviour), litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cyberattack, data breach, data loss or other security incident), dealing with sectors that are not well perceived by the public (such as weapons industries or embargoed countries), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price over time, compliance failures, unethical behaviour, actual or alleged improper conduct in areas such as lending, sales, marketing, corporate governance or culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.
Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the resulting shift toward increasing regulatory supervision and enforcement have led to a decline in public perception of us and others in the financial services industry.
Additionally, we could suffer significant reputational harm from negative perceptions regarding our approach to environmental, social and corporate governance policies. There has been increased focus by customers, shareholders, investor advocacy groups, employees, regulators and other stakeholders on these topics, and our policies, practices and disclosures in these areas could come under scrutiny. Governments may implement new or additional regulations and standards or investors, customers and other stakeholders may impose new expectations or focus investments in ways that cause significant shifts in disclosure, consumption and behaviours that may have negative impacts on our reputation and business. If regulators or stakeholders consider our efforts ineffective, inadequate or unsatisfactory, whether real or perceived, it could harm our reputation, business and prospects and we could be subject to enforcement or other supervisory actions.
We could also suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us, or could result in litigation or enforcement actions against us, which could have an adverse effect on our operating results, financial condition and prospects.
We may be the subject of misinformation and misrepresentations deliberately propagated in media or social media to harm our reputation or for other deceitful purposes, including by short sellers seeking to profit by spreading false or misleading information about us. There can be no assurance that we will effectively neutralize and contain any false information that may be propagated regarding the Group, which could have an adverse effect on our operating results, financial condition and prospects.
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
The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations, as well as affect the calculation of our capital ratios. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards, see note 1 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

3.2.2 Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgements and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, deferred tax assets provision and pension obligation for liabilities. See also risk factor 2.1.1 'We are exposed to risk of loss from legal and regulatory proceedings' which illustrates how legal and regulatory developments may give rise to uncertainties affecting assumptions and estimates.
If the judgements, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.
3.2.3 Disclosure controls and procedures over financial and non-financial reporting may not prevent or detect all errors or acts of fraud.
Disclosure controls and procedures, including internal controls over financial and non-financial reporting (including climate-related reporting), are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the US Securities and Exchange Commission’s rules and forms. These disclosure controls and procedures have inherent limitations, including the possibility that judgements in decision-making can be faulty and that breakdowns occur because of errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, as well as from deficiencies or delays in the preparation or submission of our financial or regulatory reports, which could result in regulatory sanctions, civil claims, increased regulatory scrutiny or reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.
3.3 Foreign private issuer and other risks
3.3.1 Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States (US).
Issuers of securities in Spain are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the US. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS-IASB, which differ from US Generally Accepted Accounting Principles in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the US as a domestic US registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic US registrants under Section 14 of the Exchange Act or certain of the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to investors will not be the same as the information available to shareholders of a US company and may be reported in a manner that some investors may not be familiar with.
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
The Poland Disposal has impacted year-on-year variations in the information presented herein, primarily as follows:
•In the statutory income statement, the results associated with the businesses subject to the Poland Disposal are reported under a single line in the consolidated income statement — 'profit/(loss) after tax from discontinued operations' — for 31 December 2025 and all prior periods contained herein. Consequently, the results associated with the businesses subject to the Poland Disposal are excluded line by line from the breakdown of continuing operations. Due to such reclassification, the consolidated income statement data for the years ended 31 December 2024 and 2023 differs from the consolidated income statement data for such periods included in our 2024 Form 20-F filed with the SEC on 28 February 2025. All other figures remain unchanged.
•In the consolidated balance sheet, the assets associated with the businesses subject to the Poland Disposal are classified under the 'non-current assets held for sale' line item and the related liabilities under 'liabilities associated with non-current assets held for sale'. This classification applies solely to the balance sheet as of 31 December 2025 and does not affect prior periods. However, to facilitate meaningful analysis and comparability of the information presented herein, average balance sheets for the years ended 31 December 2025, 2024 and 2023 were calculated based on adjusted month-end data
(January through December) classifying assets and liabilities associated with the businesses subject to the Poland Disposal under 'assets/liabilities from discontinued operations'.
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
•We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS-IASB. If these transactions did not qualify for such treatment, we have included income and expenses on these transactions elsewhere in our income statement. See note 2 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F for a discussion of our accounting policies for hedging activities;
•We have stated average loan balances on a net basis, netting our allowances for credit losses; and
•All average data have been calculated as the simple average of month-end balances over the relevant date range, which is not significantly different from having used daily averages.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2025			2024			2023
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR million, except percentages)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	282,529	13,663	4.84%	285,813	16,140	5.65%	306,622	16,272	5.31%
Domestic	115,906	3,577	3.09%	108,705	4,701	4.32%	117,332	4,694	4.00%
International - Mature markets	104,584	4,411	4.22%	114,350	5,700	4.98%	124,570	5,611	4.50%
International - Developing markets	62,039	5,675	9.15%	62,758	5,739	9.14%	64,720	5,967	9.22%

Of which
Reverse repurchase agreements	63,091	4,954	7.85%	63,820	5,533	8.67%	53,760	4,670	8.69%
Domestic	34,605	1,646	4.76%	32,739	1,901	5.81%	24,292	1,336	5.50%
International - Mature markets	6,902	415	6.01%	8,085	492	6.09%	4,845	278	5.74%
International - Developing markets	21,584	2,893	13.40%	22,996	3,140	13.65%	24,623	3,056	12.41%

Loans and advances to customers	1,022,507	70,830	6.93%	1,018,241	74,900	7.36%	1,005,713	67,879	6.75%
Domestic	265,675	10,861	4.09%	265,043	12,272	4.63%	265,322	10,581	3.99%
International - Mature markets	569,580	32,180	5.65%	562,488	33,884	6.02%	546,641	28,771	5.26%
International - Developing markets	187,252	27,789	14.84%	190,710	28,744	15.07%	193,750	28,527	14.72%

Of which
Reverse repurchase agreements	71,826	5,234	7.29%	61,528	5,884	9.56%	46,238	4,163	9.00%
Domestic	10,837	380	3.51%	12,410	468	3.77%	8,725	261	2.99%
International - Mature markets	59,968	4,725	7.88%	48,161	5,310	11.03%	36,546	3,809	10.42%
International - Developing markets	1,021	129	12.63%	957	106	11.08%	967	93	9.62%

Debt securities	280,413	15,890	5.67%	246,539	15,431	6.26%	211,269	13,955	6.61%
Domestic	119,990	3,975	3.31%	94,607	3,478	3.68%	71,507	2,503	3.50%
International - Mature markets	71,725	2,539	3.54%	64,140	2,174	3.39%	51,327	1,444	2.81%
International - Developing markets	88,698	9,376	10.57%	87,792	9,779	11.14%	88,435	10,008	11.32%

Income from hedging operations		1,420			2,470			3,510
Domestic		396			152			(45)
International - Mature markets		974			2,001			2,955
International - Developing markets		50			317			600

Other interest		(93)			71			126
Domestic		(256)			(71)			(47)
International - Mature markets		35			42			63
International - Developing markets		128			100			110

Total Interest earning assets	1,585,449	101,710	6.42%	1,550,593	109,012	7.03%	1,523,604	101,742	6.68%
Domestic	501,571	18,553	3.70%	468,355	20,532	4.38%	454,161	17,686	3.89%
International - Mature markets	745,889	40,139	5.38%	740,978	43,801	5.91%	722,538	38,844	5.38%
International - Developing markets	337,989	43,018	12.73%	341,260	44,679	13.09%	346,905	45,212	13.03%
Other non-interest earning assets	190,583			193,101			197,273
Assets from discontinued operations	67,080			59,578			52,226
Total Average Assets	1,843,112	101,710		1,803,272	109,012		1,773,103	101,742
Note: As of 31 December 2025, 2024 and 2023, Total average assets attributed to international activities accounted for 68%, 70% and 69%, respectively, of the Group’s Total average assets. (International - Mature markets accounted for 43%, 45% and 44% and International - Developing markets accounted for 25%, 25% and 25%, respectively).

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2025			2024			2023
LIABILITIES AND STOCKHOLDERS' EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR million, except percentages)
Deposits from central banks and credit institutions	141,619	8,151	5.76%	151,986	9,381	6.17%	174,294	9,360	5.37%
Domestic	63,551	2,594	4.08%	60,256	2,960	4.91%	62,366	2,723	4.37%
International - Mature markets	31,824	1,537	4.83%	44,633	2,447	5.48%	63,456	2,989	4.71%
International - Developing markets	46,244	4,020	8.69%	47,097	3,974	8.44%	48,472	3,648	7.53%

Of which
Repurchase agreements	69,047	4,696	6.80%	63,556	4,539	7.14%	55,594	3,711	6.68%
Domestic	43,163	1,910	4.43%	37,663	1,973	5.24%	34,123	1,686	4.94%
International - Mature markets	8,195	478	5.83%	8,773	579	6.60%	6,542	388	5.93%
International - Developing markets	17,689	2,308	13.05%	17,120	1,987	11.61%	14,929	1,637	10.97%

Customer deposits	1,024,250	31,735	3.10%	994,107	35,714	3.59%	969,831	32,457	3.35%
Domestic	354,809	3,884	1.09%	321,519	4,944	1.54%	302,379	3,269	1.08%
International - Mature markets	471,883	13,336	2.83%	472,750	16,283	3.44%	468,602	12,386	2.64%
International - Developing markets	197,558	14,515	7.35%	199,838	14,487	7.25%	198,850	16,802	8.45%

Of which
Repurchase agreements	101,424	7,405	7.30%	85,139	8,207	9.64%	73,158	7,059	9.65%
Domestic	33,963	798	2.35%	14,124	586	4.15%	4,602	263	5.71%
International - Mature markets	46,316	4,230	9.13%	48,115	5,278	10.97%	46,992	4,125	8.78%
International - Developing markets	21,145	2,377	11.24%	22,900	2,343	10.23%	21,564	2,671	12.39%

Marketable debt securities (A)	308,272	15,066	4.89%	307,931	14,612	4.75%	287,148	12,671	4.41%
Domestic	136,229	4,890	3.59%	147,606	5,330	3.61%	134,045	4,184	3.12%
International - Mature markets	127,870	5,360	4.19%	117,291	5,323	4.54%	108,912	4,219	3.87%
International - Developing markets	44,173	4,816	10.90%	43,034	3,959	9.20%	44,191	4,268	9.66%

Of which
Commercial paper	20,386	759	3.72%	25,809	1,244	4.82%	29,195	1,329	4.55%
Domestic	11,707	347	2.96%	17,046	727	4.26%	21,509	888	4.13%
International - Mature markets	6,962	265	3.81%	7,143	339	4.75%	5,641	243	4.31%
International - Developing markets	1,717	147	8.56%	1,620	178	10.99%	2,045	198	9.68%

Other interest-bearing liabilities	22,841	679	2.97%	22,762	672	2.95%	23,020	634	2.75%
Domestic	17,741	504	2.84%	17,151	490	2.86%	16,109	469	2.91%
International - Mature markets	3,658	36	0.98%	3,707	17	0.46%	4,830	1	0.02%
International - Developing markets	1,442	139	9.64%	1,904	165	8.67%	2,081	164	7.88%

Expenses from hedging operations		1,762			3,066			4,374
Domestic		620			1,159			1,045
International - Mature markets		1,009			1,325			1,756
International - Developing markets		133			582			1,573

Other interest		1,969			1,780			1,596
Domestic		843			741			567
International - Mature markets		388			282			304
International - Developing markets		738			757			725

Total interest-bearing liabilities	1,496,982	59,362	3.97%	1,476,786	65,225	4.42%	1,454,293	61,092	4.20%
Domestic	572,330	13,335	2.33%	546,532	15,624	2.86%	514,899	12,257	2.38%
International - Mature markets	635,235	21,666	3.41%	638,381	25,677	4.02%	645,800	21,655	3.35%
International - Developing markets	289,417	24,361	8.42%	291,873	23,924	8.20%	293,594	27,180	9.26%

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2025			2024			2023
LIABILITIES AND STOCKHOLDERS' EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(EUR million, except percentages)

Other non-interest bearing liabilities	176,158			168,212			170,566
Non-Controlling interest	8,871			8,398			8,650
Stockholders' Equity	101,497			96,744			93,035
Liabilities from discontinued operations	59,604			53,132			46,559
Total average liabilities and Stockholders' Equity	1,843,112	59,362		1,803,272	65,225		1,773,103	61,092
Note: As of 31 December 2025, 2024 and 2023, Total average liabilities attributed to international activities accounted for 62%, 64% and 65%, respectively, of the Group’s Total average liabilities. (International - Mature markets accounted for 38%, 40% and 41% and International - Developing markets accounted for 24%, 24% and 24%, respectively).
(A)Does not include contingently convertible preference shares and perpetual subordinated notes because they do not accrue interests. We include them under 'Other non-interest bearing liabilities'.

Changes in Interest Income / (Charges)-Volume and Rate Analysis
The following tables include, by domicile of the Group entity at which the relevant asset or liability is accounted for, changes in our net interest income attributable to changes in average volume and changes in average rate for 2025 compared to 2024 and 2024 compared to 2023. We have calculated volume variances based on changes in average balances and rate variances based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities, as applicable. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates'.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2025 / 2024
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(EUR million)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	(231)	(2,246)	(2,477)
Domestic	295	(1,419)	(1,124)
International - Mature markets	(460)	(829)	(1,289)
International - Developing markets	(66)	2	(64)

Of which
Reverse repurchase agreements	(157)	(422)	(579)
Domestic	104	(359)	(255)
International - Mature markets	(71)	(6)	(77)
International - Developing markets	(190)	(57)	(247)

Loans and advances to customers	(65)	(4,005)	(4,070)
Domestic	29	(1,440)	(1,411)
International - Mature markets	423	(2,127)	(1,704)
International - Developing markets	(517)	(438)	(955)

Of which
Reverse repurchase agreements	1,080	(1,730)	(650)
Domestic	(57)	(31)	(88)
International - Mature markets	1,130	(1,715)	(585)
International - Developing markets	7	16	23

Debt securities	1,231	(772)	459
Domestic	866	(369)	497
International - Mature markets	265	100	365
International - Developing markets	100	(503)	(403)

Income from hedging operations	(1,050)	—	(1,050)
Domestic	244	—	244
International - Mature markets	(1,027)	—	(1,027)
International - Developing markets	(267)	—	(267)

Other interest	(164)	—	(164)
Domestic	(185)	—	(185)
International - Mature markets	(7)	—	(7)
International - Developing markets	28	—	28

Total Interest earning assets	(279)	(7,023)	(7,302)

	Year ended 31 December,
	2025 / 2024
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(EUR million)
Domestic	1,249	(3,228)	(1,979)
International - Mature markets	(806)	(2,856)	(3,662)
International - Developing markets	(722)	(939)	(1,661)

	Year ended 31 December,
	2024 / 2023
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
	(EUR million)
Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	(1,020)	888	(132)
Domestic	(358)	365	7
International - Mature markets	(482)	571	89
International - Developing markets	(180)	(48)	(228)

Of which
Reverse repurchase agreements	473	390	863
Domestic	487	78	565
International - Mature markets	196	18	214
International - Developing markets	(210)	294	84

Loans and advances to customers	391	6,630	7,021
Domestic	(11)	1,702	1,691
International - Mature markets	854	4,259	5,113
International - Developing markets	(452)	669	217

Of which
Reverse repurchase agreements	1,397	324	1,721
Domestic	128	79	207
International - Mature markets	1,270	231	1,501
International - Developing markets	(1)	14	13

Debt securities	1,173	303	1,476
Domestic	844	131	975
International - Mature markets	401	329	730
International - Developing markets	(72)	(157)	(229)

Income from hedging operations	(1,040)	—	(1,040)
Domestic	197	—	197

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2024 / 2023
	Increase (Decrease) due to changes in
INTEREST INCOME	Volume (1)	Rate (2)	Net Change
International - Mature markets	(954)	—	(954)
International - Developing markets	(283)	—	(283)

Other interest	(55)	—	(55)
Domestic	(24)	—	(24)
International - Mature markets	(21)	—	(21)
International - Developing markets	(10)	—	(10)

Total Interest earning assets	(551)	7,821	7,270
Domestic	648	2,198	2,846
International - Mature markets	(202)	5,159	4,957
International - Developing markets	(997)	464	(533)

	Year ended 31 December,
	2025 / 2024
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(EUR million)
Deposits from central banks and credit institutions	(561)	(669)	(1,230)
Domestic	155	(521)	(366)
International - Mature markets	(643)	(267)	(910)
International - Developing markets	(73)	119	46

Of which
Repurchase agreements	297	(140)	157
Domestic	266	(329)	(63)
International - Mature markets	(37)	(64)	(101)
International - Developing markets	68	253	321

Customer Deposits	277	(4,256)	(3,979)
Domestic	473	(1,533)	(1,060)
International - Mature markets	(30)	(2,917)	(2,947)
International - Developing markets	(166)	194	28

Of which
Repurchase agreements	172	(974)	(802)
Domestic	550	(338)	212
International - Mature markets	(191)	(857)	(1,048)
International - Developing markets	(187)	221	34

Marketable debt securities	158	296	454
Domestic	(409)	(31)	(440)

	Year ended 31 December,
	2025 / 2024
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(EUR million)
International - Mature markets	460	(423)	37
International - Developing markets	107	750	857

Of which
Commercial paper	(191)	(294)	(485)
Domestic	(193)	(187)	(380)
International - Mature markets	(8)	(66)	(74)
International - Developing markets	10	(41)	(31)

Other interest-bearing liabilities	(26)	33	7
Domestic	17	(3)	14
International - Mature markets	0	19	19
International - Developing markets	(43)	17	(26)

Expenses from hedging operations	(1,304)	—	(1,304)
Domestic	(539)	—	(539)
International - Mature markets	(316)	—	(316)
International - Developing markets	(449)	—	(449)

Other interest	189	—	189
Domestic	102	—	102
International - Mature markets	106	—	106
International - Developing markets	(19)	—	(19)

Total interest-bearing liabilities	(1,267)	(4,596)	(5,863)
Domestic	(201)	(2,088)	(2,289)
International - Mature markets	(423)	(3,588)	(4,011)
International - Developing markets	(643)	1,080	437

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Year ended 31 December,
	2024 / 2023
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(EUR million)
Deposits from central banks and credit institutions	(1,181)	1,202	21
Domestic	(95)	332	237
International - Mature markets	(980)	438	(542)
International - Developing markets	(106)	432	326

Of which
Repurchase agreements	576	252	828
Domestic	182	105	287
International - Mature markets	144	47	191
International - Developing markets	250	100	350

Customer Deposits	412	2,845	3,257
Domestic	218	1,457	1,675
International - Mature markets	111	3,786	3,897
International - Developing markets	83	(2,398)	(2,315)

Of which
Repurchase agreements	672	476	1,148
Domestic	413	(90)	323
International - Mature markets	101	1,052	1,153
International - Developing markets	158	(486)	(328)

Marketable debt securities	681	1,260	1,941
Domestic	449	697	1,146
International - Mature markets	342	762	1,104
International - Developing markets	(110)	(199)	(309)

Of which
Commercial paper	(166)	81	(85)
Domestic	(190)	29	(161)
International - Mature markets	69	27	96
International - Developing markets	(45)	25	(20)

Other interest-bearing liabilities	15	23	38
Domestic	30	(9)	21
International - Mature markets	0	16	16
International - Developing markets	(15)	16	1

Expenses from hedging operations	(1,308)	—	(1,308)
Domestic	114	—	114

	Year ended 31 December,
	2024 / 2023
	Increase (Decrease) due to changes in
INTEREST CHARGES	Volume (1)	Rate (2)	Net Change
	(EUR million)
International - Mature markets	(431)	—	(431)
International - Developing markets	(991)	—	(991)

Other interest	184	—	184
Domestic	174	—	174
International - Mature markets	(22)	—	(22)
International - Developing markets	32	—	32

Total interest-bearing liabilities	(1,197)	5,330	4,133
Domestic	890	2,477	3,367
International - Mature markets	(980)	5,002	4,022
International - Developing markets	(1,107)	(2,149)	(3,256)
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

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2025	2024	2023
	(EUR million, except percentages)
Average interest earning assets	1,585,449	1,550,593	1,523,604
Domestic	501,571	468,355	454,161
International - Mature markets	745,889	740,978	722,538
International - Developing markets	337,989	341,260	346,905

Interest and similar income	101,710	109,012	101,742
Domestic	18,553	20,532	17,686
International - Mature markets	40,139	43,801	38,844
International - Developing markets	43,018	44,679	45,212

Interest income / (charges) (A)	42,348	43,787	40,650
Domestic	5,218	4,908	5,429
International - Mature markets	18,473	18,124	17,189
International - Developing markets	18,657	20,755	18,032

Gross yield (B)	6.42%	7.03%	6.68%
Domestic	3.70%	4.38%	3.89%
International - Mature markets	5.38%	5.91%	5.38%
International - Developing markets	12.73%	13.09%	13.03%

Net yield (C)	2.67%	2.82%	2.67%
Domestic	1.04%	1.05%	1.20%
International - Mature markets	2.48%	2.45%	2.38%
International - Developing markets	5.52%	6.08%	5.20%

Yield spread (D)	2.45%	2.61%	2.48%
Domestic	1.37%	1.52%	1.51%
International - Mature markets	1.97%	1.89%	2.03%
International - Developing markets	4.31%	4.89%	3.77%

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
(D)Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread for 2025 and 2024, see section 4.2 'Results' in the 'Economic and financial review' chapter in Part 1 of this annual report on Form 20-F. For a discussion of the changes in yield spread for 2024 and 2023, see section 3.2 'Results' in the 'Economic and financial review' chapter in Part 1 of our annual report for the year ended 2024 on Form 20-F.

Interest-earning assets-composition
The following table shows, by domicile of the Group entity at which the relevant asset is accounted for, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled ‘-Average Balance Sheets and Interest Rates’, and the footnotes thereto.

	Year ended 31 December,
	2025	2024	2023

Cash balances at central banks and other deposits on demand, and loans and advances to central banks and credit institutions	17.82%	18.43%	20.12%
Domestic	7.31%	7.01%	7.70%
International - Mature markets	6.60%	7.37%	8.17%
International - Developing markets	3.91%	4.05%	4.25%

Loans and advances to customers	64.49%	65.67%	66.01%
Domestic	16.76%	17.09%	17.41%
International - Mature markets	35.92%	36.28%	35.88%
International - Developing markets	11.81%	12.30%	12.72%

Debt securities	17.69%	15.90%	13.87%
Domestic	7.57%	6.10%	4.69%
International - Mature markets	4.53%	4.14%	3.38%
International - Developing markets	5.59%	5.66%	5.80%

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

5.2. Other statistical disclosure requirements
5.2.1. Assets
The following table shows as of 31 December 2025, the balances and weighted-average yields* for our debt securities not held at fair value through earnings, for each range of maturities:

	Year ended 31 December 2025
	Maturing Within 1 Year	Yield Within 1 Year	Maturing Between 1 and 5 Years	Yield 1 and 5 Years	Maturing Between 5 and 10 Years	Yield 5 and 10 Years	Maturing After 10 Years	Yield After 10 Years	Total
Debt securities	(EUR million, except percentages)
Domestic:
Spanish Government	2,331	2.12%	11,074	1.93%	32,667	2.80%	5,408	3.34%	51,480
Issued by financial institutions	1,590	7.94% **	36	1.94%	67	3.03%	—	—%	1,693
Other fixed-income securities	63	2.62%	48	4.35%	204	3.67%	114	3.00%	429
Total Domestic	3,984		11,158		32,938		5,522		53,602

International:
Mature
Foreign government	15,214	1.62%	13,936	3.07%	15,215	3.01%	15,897	2.57%	60,262
Issued by financial institutions	1,312	2.72%	4,324	3.36%	2,259	3.77%	843	4.24%	8,738
Other fixed-income securities	4,069	2.66%	3,226	2.44%	6,157	2.33%	7,716	3.12%	21,168
Total Mature	20,595		21,486		23,631		24,456		90,168
Developing
Foreign government	11,879	8.57%	22,100	9.21%	7,865	10.80%	1,717	9.73%	43,561
Issued by financial institutions	6	1.52%	49	6.60%	4	2.95%	—	—%	59
Other fixed-income securities	2,075	12.01%	5,882	11.11%	1,965	9.90%	1,007	10.32%	10,929
Total Developing	13,960		28,031		9,834		2,724		54,549
Total international	34,555		49,517		33,465		27,180		144,717
Total debt securities	38,539		60,675		66,403		32,702		198,319
(*) For each range of maturities, the weighted-average yield is calculated as the sum of the product of the balances of the debt securities maturing in that period multiplied by their respective interest rates, divided by the total balance of the debt securities maturing in that period.
(**) Includes 4 medium-term notes in BRL issued by the Instituto de Crédito Oficial (Spain).

Loan portfolio
At 31 December 2025, our total loans and advances to customers equalled EUR 1,058.4 billion (57% of our total assets). Net of allowances for credit losses, loans and advances to customers equalled EUR 1,037.3 billion at 31 December 2025 (56% of our total assets). In addition to loans, we had outstanding as of 31 December 2025, 2024 and 2023, EUR
321.2 billion, EUR 302.9 billion and EUR 279.6 billion, respectively, of undrawn balances available to third parties.
At 31 December 2025, our loans and advances to associated companies and jointly controlled entities amounted to EUR 9,835 million (see notes 5.f and 53 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F).
Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at 31 December 2025 was EUR 1.8 billion (0.17% of total loans and advances, including government-related loans), and the five next largest exposures totalled EUR 7.1 billion (0.7% of total loans, including government-related loans).

Maturity
The following table sets forth an analysis by maturity of our loans, by type and status, as of 31 December 2025:

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Maturity
	Less than one year		One to five years		Five to fifteen years		Over fifteen years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(EUR million, except percentages)
Loans and advances to customers in Spain: (A)
Commercial credit	12,317	3%	143	—%	4	—%	1	—%	12,465	1%
Secured loans	8,365	2%	24,321	7%	27,184	13%	33,907	28%	93,777	9%
Reverse repurchase agreements	83	—%	—	—%	—	—%	—	—%	83	—%
Other term loans	30,893	8%	32,800	10%	12,789	6%	2,385	2%	78,867	7%
Finance leases	1,529	—%	2,605	1%	621	—%	23	—%	4,778	—%
Receivable on demand	172	—%	1	—%	1	—%	—	—%	174	—%
Credit cards receivables	2,919	1%	43	—%	—	—%	—	—%	2,962	—%
Impaired assets	2,198	1%	1,625	—%	1,477	1%	488	—%	5,788	1%
Total loans and advances to customers in Spain	58,476	15%	61,538	19%	42,076	20%	36,804	30%	198,894	19%

Loans and advances to customers outside Spain: (A)
Commercial credit	37,136	9%	1,406	—%	103	—%	—	—%	38,645	4%
Secured loans	80,804	20%	147,430	44%	128,504	62%	80,233	66%	436,971	41%
Reverse repurchase agreements	70,824	18%	1,529	—%	192	—%	1,352	1%	73,897	7%
Other term loans	93,603	24%	89,949	27%	30,327	15%	3,252	3%	217,131	21%
Finance leases	14,475	4%	18,671	6%	612	—%	4	—%	33,762	3%
Receivable on demand	6,575	2%	3,136	1%	428	—%	—	—%	10,139	1%
Credit cards receivables	21,684	5%	1,489	—%	45	—%	—	—%	23,218	2%
Impaired assets	14,117	4%	6,524	2%	4,417	2%	731	1%	25,789	2%
Total loans and advances to customers outside Spain	339,218	85%	270,134	81%	164,628	80%	85,572	70%	859,552	81%

Total loans and advances to customers, gross	397,694	100%	331,672	100%	206,704	100%	122,376	100%	1,058,446	100%

(A) Credit of any nature granted to credit institutions is included in the 'Loans and advances to credit institutions' caption of our balance sheet.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans, by type and status, having a maturity of more than one year at 31 December 2025:

	Fixed and variable rate loans having a maturity of more than one year
	Domestic	International	Total
	(EUR million)

Fixed rate
Commercial credit	91	872	963
Secured loans	35,423	268,150	303,573
Reverse repurchase agreements	—	3,073	3,073
Other term loans	35,151	59,383	94,534
Finance leases	2,144	16,765	18,909
Receivable on demand	1	2,846	2,847
Credit cards receivables	43	1,479	1,522
Impaired assets	1,457	9,008	10,465
Total Fixed rate	74,310	361,576	435,886
Variable rate
Commercial credit	57	637	694
Secured loans	49,989	88,017	138,006
Reverse repurchase agreements	—	—	—
Other term loans	12,823	64,145	76,968
Finance leases	1,105	2,522	3,627
Receivable on demand	1	718	719
Credit cards receivables	—	55	55
Impaired assets	2,133	2,664	4,797
Total Variable rate	66,108	158,758	224,866
Total	140,418	520,334	660,752

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Credit Ratios
The following table sets out the impairment losses to total loans outstanding ratio and the net charge-offs to average loans outstanding ratios for the periods ended 31 December 2025, 2024 and 2023 (see note 10 to our consolidated financial statements):

	31 December
	2025	2024	2023
	(EUR million, except percentages)
Impairment losses to total loans outstanding	2.00%	2.06%	2.15%

Allowances for credit losses	21,158	22,125	22,788
Total loans outstanding	1,058,446	1,076,194	1,059,137

Net Charge-offs during the period to average loans outstanding:
Commercial credit	0.48%	0.31%	0.28%
Net Charge-off during the period	225	153	141
Average loans outstanding	47,021	48,996	49,673

Secured loans	0.58%	0.60%	0.63%
Net Charge-off during the period	3,238	3,446	3,652
Average loans outstanding	558,135	576,086	582,007

Reverse repurchase agreements	n/a	n/a	n/a
Net Charge-off during the period	n/a	n/a	n/a
Average loans outstanding	71,935	61,793	46,382

Other term loans	1.95%	2.04%	2.21%
Net Charge-off during the period	5,868	6,347	6,730
Average loans outstanding	301,436	311,238	304,776

Finance leases	0.16%	0.28%	0.11%
Net Charge-off during the period	64	111	44
Average loans outstanding	39,697	40,224	38,764

Receivable on demand	3.34%	0.75%	1.49%
Net Charge-off during the period	394	93	196
Average loans outstanding	11,786	12,394	13,132

Credit cards receivables	6.34%	5.81%	6.01%
Net Charge-off during the period	1,686	1,457	1,492
Average loans outstanding	26,575	25,090	24,832

Total Loans	1.09%	1.08%	1.16%
Net Charge-off during the period	11,475	11,607	12,255
Average loans outstanding	1,056,585	1,075,821	1,059,566
For the purpose of calculating the net charge-offs during the period to average loans outstanding ratio, net charge-offs consist of charge-offs against credit loss allowance less recoveries of loans previously charged-off and loans outstanding refer to gross loans and advances to customers. Recoveries of loans previously charged-off referred to our businesses subject to the Poland Disposal have no impact or an immaterial impact, as applicable, on the above credit ratios. For that reason, previous periods have not been adjusted to reflect the impact of the Poland Disposal. Reverse repurchase agreements are collateralized and therefore cannot be charged-off.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Credit impaired balances ratios
The following table shows the total amount of our computable credit risk, our credit impaired loans and contingent liabilities, our allowances for credit impaired balances, our net loans and contingent liabilities charged-off, the NPL ratio, the coverage ratio and the net charge-offs to computable credit risk ratio at the dates indicated:

	At 31 December,
	2025	2024	2023
	(EUR million, except percentages)
Computable credit risk (A)	1,181,945	1,157,274	1,133,898

Credit impaired balances	34,393	35,265	35,620

Allowances for credit impaired balances	22,869	22,835	23,490

Net loans and contingent liabilities charged-off	11,616	11,607	12,255

Ratios:
NPL ratio (B)	2.91%	3.05%	3.14%
Coverage ratio (C)	66%	65%	66%
Net loan and contingent liabilities charged-off to computable credit risk	0.98%	1.00%	1.08%

Note: These credit ratios are prepared for management purposes and therefore include the assets and results associated with the businesses subject to the Poland Disposal, which we continued to manage until completion of the transaction in January 2026.
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

5.2.2. Liabilities

Deposits
The primary components of our customer deposits and our deposits from central banks and credit institutions are demand, time and notice deposits. Our retail customers are the primary source of our demand, time and notice deposits. For an analysis of average domestic and international deposits for 2025, 2024 and 2023, see section 5.1 'Average Balance Sheets and Interest Rates’.
We actively compete with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system was 26% at 30 September 2025 (most recent available data), according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (CECA). See section 9. 'Competition'.
The following table shows the amounts of insured and uninsured total customer deposits excluding repurchase agreements.

	31 December 2025	31 December 2024	31 December 2023
	(EUR million)

Insured deposits	496,546	512,319	502,461
Uninsured deposits	447,863	465,300	465,886
Total deposits	944,409	977,619	968,347
The following table shows, as of 31 December 2025, the amounts of insured and uninsured customer time deposits. In addition, the table shows the amounts of uninsured time deposits either because they exceed the deposit insurance regimes or other reasons.

31 December 2025
Time deposits	(EUR million)
Insured time deposits	98,928
Uninsured time deposits	197,869
Excess over guaranteed limit	115,993
Otherwise uninsured	81,876
Total time deposits	296,797

The following table shows the maturity of uninsured customer time deposits for the year ended 31 December 2025.

	31 December 2025
	Domestic	International	Total
	(EUR million)

Under 3 months	32,273	74,437	106,710
3 to 6 months	10,333	17,417	27,750
6 to 12 months	7,459	20,065	27,524
Over 12 months	14,669	21,216	35,885
Total	64,734	133,135	197,869

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

The following table contains information of the deposit insurance regimes in the main countries where we are present:

Country	Guarantee fund	Definition
Spain	Fondo de Garantía de Depósitos (FGD)
The FGD guarantees deposits in cash and securities or other financial instruments held by credit institutions, up to the limit of EUR 100,000 per depositor/investor for cash deposits or, in the case of deposits in other currencies, the equivalent sum at the applicable exchange rates. The FGD also guarantees the following deposits, irrespective of their amount, for three months from the moment the funds have been credited or these deposits have become legally transferable: (1) deposits from real estate transactions involving private residential properties; (2) deposits deriving from payments received by the depositor on a one-off basis in connection with marriage, divorce, retirement, dismissal, disability or death; and (3) deposits concerning insurance payments or indemnity payments for damages as a result of a criminal act or judicial error.

UK	The Financial Services Compensation Scheme (FSCS)
The Financial Services Compensation Scheme (FSCS) protects UK authorised banks, building societies and credit unions up to £120,000 per depositor in the event of their insolvency. If deposits or savings are in a joint account, the total of FSCS protection is up to the same limit of £120,000 per eligible person . The FSCS is fully funded by the financial services industry. Firms authorized by the FCA and the PRA pay an annual levy which is calculated based on the size of the firm.

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
In the event of bank insolvency, legal deposit protection guarantees sums of up to EUR 100,000 per customer. Guaranteed deposits include primarily demand, time and savings deposits and registered savings bonds. The liabilities of bearer and order bonds are not guaranteed. The Deposit Protection Fund protects deposits regardless of the currency in which they are held. However, the deposit protection fund has the right to make compensation in euros.

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
The IPAB is a Mexican federal government institution that administers the Bank Deposit Insurance, responsible for protecting the savings of individuals and businesses up to 400,000 UDIs ('Unidades de Inversión’) in all banks nationwide, in order to ensure the stability of the financial system in the event of a bank failure. It covers savings accounts, payroll accounts, checking accounts, debit cards, and other products. The IPAB also provides financial assistance to institutions experiencing difficulties.

Brazil	Fundo Garantidor de Créditos (FGC)
The FGC protects depositors and investors within the scope of the National Financial System, up to the limits established by the regulations. The maximum amount of guarantee per person against the same member institution, or against all member institutions of the same financial corporation, will be of R$ 250,000.00. The following credits are duly covered by the ordinary guarantee granted by the FGC: (1) demand deposits or deposits drawable upon prior notice; (2) savings deposits; (3) time deposits with or without the issuance of certificate; (4) deposits kept in accounts other than checking accounts used for registration and control of the flow of funds relative to the payment of salaries, compensation, retirement benefits, pension and the like; (5) bills of exchange; (6) real estate notes; (7) mortgage notes; (8) real estate credit notes; (9) agribusiness credit notes; (10) repurchase agreements that have as object securities issued by an affiliated company after 8 March 2012; and (11) Development Credit Notes.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Chile	Comisión para el Mercado Financiero (CMF)- Ley General de Bancos
The General Banking Law protects certain depositors by providing government deposit insurance. The guarantee only extends to certain time deposits and savings accounts held by natural persons with a maximum value of 400 UFs (`Unidades de Fomento') per person per calendar year in the entire financial system and a maximum of 200 UFs per person per bank. Governmental deposit insurance does not cover time deposits or savings account balances for legal entities (including for-profit and non-profit institutions or companies). Demand deposits and other obligations with unconditional withdrawal rights are 100% guaranteed by the Central Bank of Chile in the event of forced liquidation of a bank, regardless of whether the depositors are natural or legal persons.

Argentina	Sistema de Seguros de Depósitos
The Deposit Insurance System guarantees up to AR$ 25,000,000 per person, account and deposit. In accounts held in the name of two or more persons, the guarantee does not exceed the limit of AR$ 25,000,000, regardless of the number of depositors and is distributed proportionally among them. The following deposits, in AR$ and foreign currency, are covered by the system: check accounts, current accounts opened in cooperative credit institutions, savings accounts, fixed term deposits, payroll/social security and special accounts and term investments.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

6. Supplement to the operating and financial review disclosure in the directors’ report
This section supplements the 'Consolidated directors’ report -Economic and financial review' in Part 1 of this annual report on Form 20-F in order to give information on the variations of the results and financial condition for 2024 as compared to 2023. You should read this information in connection with, and it is qualified in its entirety by reference to, our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F. Because the financial statements included in our annual report on Form 20-F filed with the SEC on 28 February 2025 were prepared before the Poland Disposal was entered into, the consolidated income statements for 2024 and 2023 referred to below include, on a line-by-line basis, the businesses subject to the Poland Disposal, which we consider appropriate to comply with the discussions of variations for those periods.
Consolidated income statement. Variations 2024 compared to 2023 for the Group and by primary and secondary segments.
See Group variations in 'Part 1. Consolidated directors´ report-Economic and financial review. Section 3.2. Results' in our annual report on Form 20-F for the year ended 31 December 2024 filed with the SEC on 28 February 2025.
See primary and secondary segments variations in 'Part 1. Consolidated directors´ report-Economic and financial review. Section 4. Financial information by segments' in our annual report on Form 20-F for the year ended 31 December 2024 filed with the SEC on 28 February 2025.
Such sections are incorporated herein by reference.
Financial condition. Variations 2024 compared to 2023
See 'Part 1. Consolidated directors´ report-Economic and financial review. Section 3. Group financial performance' in our annual report on Form 20-F for the year ended 31 December 2024 filed with the SEC on 28 February 2025. Such section is incorporated herein by reference.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

7. Tabular disclosure of contractual obligations
The following table summarises our contractual obligations by remaining maturity at 31 December 2025:

EUR million
Contractual obligations	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total

Deposits from central banks and credit institutions (A)	67,034	15,089	1,845	9,266	93,234
Customer deposits (A)	941,661	21,941	7,371	8,177	979,150
Marketable debt securities (A)	87,846	94,735	62,275	67,848	312,704
Liabilities under insurance contracts (B)	3,445	4,376	2,660	8,256	18,737
Lease obligations	466	619	315	422	1,822
Other long-term liabilities (C)	1,783	3,186	3,060	7,263	15,292
Contractual interest payment (D)	18,664	12,356	13,512	41,026	85,558
Total	1,120,899	152,303	91,038	142,258	1,506,497

(A)Financial liabilities at amortized cost.
(B)Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(C)Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(D)Calculated for the amortized cost portfolios of Deposits from credit institutions, Customer deposits and Marketable debt securities based on average interest rates at 31 December 2025, for all maturities, and assuming that obligations with maturities of more than five years have an average life of ten years.

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

For a description of our trading and hedging derivatives, which are not reflected in the above table, see note 36 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
For more information on our marketable debt securities and subordinated debt, see notes 22 and 23 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

8. Employees
As of 31 December 2025, we had 198,403 employees (as compared to 206,753 in 2024 and 212,764 in 2023) of which 34,142 were employed in Spain (as compared to 34,940 in 2024 and 35,266 in 2023) and 164,261 were employed outside Spain (as compared to 171,813 in 2024 and 177,498 in 2023). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2024-2026 agreement was signed on 12 November 2024. Although the agreement's original expiration date is 31 December 2026, it will be automatically extended until the relevant parties enter a new agreement replacing and superseding the terms of the current agreement. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Chile, Mexico, Germany, the UK, Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.
The table below shows our employees by geographic area:

	Number of employees
	31 December 2025	31 December 2024	31 December 2023
Spain	34,142	34,940	35,266
United Kingdom	19,931	22,542	24,221
Poland	14,219	13,846	13,361
Portugal	5,354	5,316	5,303
Brazil	52,696	57,133	57,868
Chile	8,868	9,240	9,576
Argentina	7,778	8,100	8,365
US	10,950	11,341	12,579
Mexico	28,578	29,768	31,239
Other	15,887	14,527	14,986
TOTAL	198,403	206,753	212,764
The employee data presented in the table above is prepared according to the criteria of the legal entity where the employee works for. Such criteria is not comparable to that of the employee data included in 'Consolidated directors’ report - Economic and financial review- Section 4' in Part 1 of this annual report on Form 20-F which are prepared according to the Group’s management’s criteria.
The table below shows our employees by type of business according to our primary reporting segments:

	Number of employees
	31 December 2025	31 December 2024
Retail & Commercial Banking	123,836	131,628
Digital Consumer Bank	30,751	30,121
Corporate & Investment Banking	14,009	13,347
Wealth Management & Insurance	7,531	7,245
Payments	20,375	22,614
Corporate Centre	1,901	1,798
Total	198,403	206,753

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

9. Competition
Competition in Spain
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms, particularly in pricing, attracting new customers and improving digital and customer service capabilities.
Banks
At the end of September 2025 (most recent available information), Banco Bilbao Vizcaya Argentaria, Caixabank and Santander accounted for approximately 68.5% of loans and 65.6% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At 31 December 2025, there were 80 foreign banks (of which 77 were from European Union countries) with branches in Spain. In addition, there were 13 Spanish subsidiary banks of foreign banks (of which 4 were from European Union countries).
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
Financial institutions which are not authorized in another Member State of the European Union do not benefit from the 'Community Passport', and are therefore required to obtain prior authorization from the Bank of Spain to operate in Spain with branches. The procedure to obtain such authorization from the Bank of Spain is similar to the one set up for the establishment of new Spanish banks in Law 10/2014 of 26 June 2014, on Organization, Supervision and Solvency of Credit Entities and the Royal Decree 84/2015, of 13 February 2015, which develops Law 10/2014. These branches of institutions from countries outside of the European Union must necessarily be ascribed to the Spanish Deposit Guarantee Fund, in case there is no system of coverage in their home country, or if their home country system guarantees less than EUR100,000 per depositor (in this case, for the difference up to such EUR100,000). These institutions may also be authorized to operate in Spain and to provide services (no branches), although, in this case, the institutions cannot raise funds from the public.
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
Competition outside Spain
In addition, we face strong competition outside of Spain, particularly in Argentina, Brazil, Chile, Mexico, Portugal, the UK, Germany, Poland, and the US. In these corporate and institutional banking markets, we compete with the large domestic banks active in these markets and with the major international banks. In some wholesale and corporate segments, we also compete with non-bank lenders and private-capital providers that have expanded their presence in recent years.
The global banking crisis resulted in the withdrawal or disappearance of a number of market participants and significant consolidation of competitors, particularly in the US and the UK, where competition for retail deposits has intensified significantly, reflecting the difficulties in the wholesale money markets.
In several of these markets there are barriers to entry or expansion, including regulatory barriers and the state ownership of banks. Competition is generally intensifying as more players enter markets that are experiencing regulatory changes and offering growth opportunities.

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
Competition by fintech providers
In recent years, the development of the internet, as well as advances in mobile and other technologies, have given way for significant changes and transformation of certain financial-related services which had historically been provided almost exclusively by financial (and thereby, regulated) institutions, such as commercial banks. Non-bank digital service providers (known as fintechs) have entered the financial services market and currently compete (and cooperate) among each other and with banks. Fintechs include startup firms specializing in specific services or niches of the financial services market, or large digital players (known as BigTechs), which include companies such as Amazon, Facebook and Apple. Competition in this segment increasingly depends on the ability to innovate, operate efficiently at scale and attract specialized technological talent.
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
10. Supervision and regulation
Single Supervisory Mechanism and Single Resolution Mechanism
The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards the European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the eurozone. The banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution, managed at the European level. Its two main pillars are the Single Supervisory Mechanism (the SSM) and the Single Resolution Mechanism (the SRM). As a further step towards a fully-fledged banking union, in November 2015, the European Commission put forward a proposal for a European Deposit Insurance Scheme (EDIS), which aims to provide a stronger and more uniform degree of insurance cover for all retail depositors in the banking union. While European authorities continue to promote conversations regarding the EDIS proposal, this is currently not a priority issue for some countries in the EU and therefore, the review, approval and implementation of such proposal has not yet succeeded.
Pursuant to Article 127(6) of the Treaty on the Functioning of the EU and the SSM Framework Regulation, the ECB is responsible for specific tasks concerning the prudential supervision of credit institutions established in participating Member States. Since 2014, it carries out these supervisory tasks within the SSM framework, composed of the ECB and the relevant national authorities. The ECB is responsible for the effective and consistent functioning of the SSM, contributing to the safety and soundness of the banking system and the stability of the financial system through effective banking supervision.
The ECB is responsible for the effective and consistent functioning of the SSM and exercises oversight over the functioning of the system. To ensure efficient supervision, credit institutions are categorized as 'significant' and 'less significant'. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM on 4 November 2014.
The ECB supervises significant banks directly, including us, through the Joint Supervisory Teams (JSTs), which are responsible for the day-to-day supervision of these institutions. These teams comprise staff from the ECB and the NCAs, whose work is coordinated by an ECB staff member, assisted by one or more NCA sub-coordinators. Among other duties, these teams are responsible for the ongoing assessment of institutions’ risk profiles, solvency and liquidity, and preparing draft decisions for the Supervisory Board. All other less-significant institutions are directly supervised by NCAs, and indirectly supervised by the ECB.
In relation to significant institutions, the NCAs, including the Bank of Spain, must assist the ECB, contributing their experience and most of the supervisors making up the JSTs. Also, among other tasks, they provide support for on-site inspections (to be carried out by non-JSTs), gather and transmit any information required, participate in the preparation of supervisory decisions, and collaborate on sanction procedures.

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
The participants in the SSM are all the countries that form part of the Eurosystem and all European Union countries outside the eurozone that choose to establish close cooperation with the ECB and accept this supervisory framework.
Article 6.4 of the Council Regulation (EU) 1024/2013 of 15 October 2013, conferring specific tasks on the ECB concerning policies relating to the prudential supervision of credit institutions (the 'SSM Regulation'), establishes the criteria under which an institution shall not be considered 'less significant'. In particular, if any of the following conditions are met:
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
Based on these criteria, as of 1 November 2025 the ECB directly supervised 112 'significant banks' in the euro area. In the case of Spain, as of the date of this annual report, 10 significant credit institutions and financial holding groups are directly supervised by the ECB. We have been categorized as a significant institution.
With regard to significant Spanish banks, the Bank of Spain, in addition to providing its experience and most of the staff of the joint supervisory teams, is primarily responsible for on-site inspections, participates in the preparation of all decisions to be adopted by the ECB Supervisory Board, and is active in the exercise of its sanctioning powers. As regards the sanctioning regime, the ECB is responsible for imposing sanctions, provided that three requirements are met: that the sanction is imposed on the credit institution, i.e. on the legal person; that it stems from non-compliance with directly applicable European Union legal rules; and that the sanctions are of a pecuniary nature. In the remaining cases, power will continue to be exercised by the national supervisory authorities, without prejudice to the ECB being able to demand that the appropriate proceedings be initiated.
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
Until 1 January 1999, the Bank of Spain was the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the ECB became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national central banks of the twenty-seven Member States belonging to the European Union, whether they have adopted the euro or not, and the ECB. The 'Eurosystem' is the term used to refer to the ECB and the national central banks of the Member States which have adopted the euro. The ECB is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the European System of Central Banks, takes part in the development of the European System of Central Banks’ powers including the design of the European Union’s monetary policy.
The ECB has delegated the authority to issue the euro to the central banks of each country participating in Stage III. These central banks are also in charge of executing the European Union’s monetary policy in their respective countries. The countries that have not adopted the euro are members of the European System of Central Banks, but do not participate in monetary policy decisions or instructions issued by the governing council to the national central banks.
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
The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. The SRM Regulation establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund (SRF). The SRF became effective on 1 January 2016, and will be financed by bank contributions raised at national and at banking union level which will be pooled at Union level in accordance with an intergovernmental agreement on the transfer and progressive mutualization of those contributions, thus increasing financial stability and limiting the link between the perceived fiscal position of individual Member States and the funding costs of banks and undertakings operating in those Member States. At a national level, the Spanish Law 11/2015 of 18 June, on recovery and resolution of credit entities and investment firms, transposes the SRF regulation from Directive 2014/59/EU which sets the rules at European level, also creating National Resolution Funds to be financed by credit institutions and investment firms, and whose financial resources are intended to reach by 2024 a total amount of 1% of the covered deposits of all banks in participating Member States (i.e., around EUR 55 billion) and to be used as a separate backstop only after an 8% bail-in of a bank's liabilities has been applied to cover capital shortfalls (in line with BRRD). No contributions are required from Santander to the Single Resolution Fund in 2026.
Deposit Guarantee Fund scheme
The Deposit Guarantee Scheme (Fondo de Garantía de Depósitos, or the FGD) operates under the rules of the European Union and the guidance of the Bank of Spain. It guarantees in the case of Santander and our Spanish banking subsidiaries: (i) bank deposits up to EUR100,000 per depositor; and (ii) securities and financial instruments entrusted to a credit institution for safekeeping, registration, or similar services, up to EUR100,000 per investor. In line with the principle of minimizing capital impact, the FGD may, in exceptional cases, provide financial support during resolution proceedings.
The FGD is funded by annual contributions from banks. The target level of Member States FGD contributions is set at 0.8 per cent of the total amount of covered deposits by 3 July 2024.
As of 31 December 2025, the Bank and its domestic bank subsidiaries were members of the FGD. The contributions made by the Bank to the FGD amounted to EUR 14 million in 2025.
Contributions made by the Group to the different local deposit guarantee funds amounted to EUR 478 million in 2025.
On 16 April 2014, the recast Deposit Guarantee Schemes Directive was published (Directive 2014/49/EU of the European Parliament and of the Council of 16 April 2014, on deposit guarantee schemes (recast)), which aims to harmonize the rules on deposit guarantee schemes across European Union Member States. Law 11/2015, of 18 June, for the recovery and resolution of credit institutions and investment firms, Royal Decree 1012/2015, Circular 8/2015 and Circular 5/2016 transpose the Deposit Guarantee Schemes Directive to the Spanish legislation.
A political agreement was reached in 2025 to review the European Directive. It revises the public interest assessment, which means that more banks are expected to be resolved rather than liquidated. As a result, the amended rules aim to enable earlier and more flexible use of FGD funds in resolution and transfer strategies, particularly for smaller and medium-sized banks that may require interim funding in order to access the Single Resolution Fund. These rules are expected to apply after a technical agreement is reached and transposition occurs in 2026.
Investment Guarantee Fund
Royal Decree 948/2001, of 3 August, regulates investor guarantee schemes (sistemas de indemnización de los inversores) related to both investment firms and to credit institutions. These schemes are set up through an investment guarantee fund for securities broker and broker-dealer firms and the deposit guarantee funds already in place for credit institutions. Additional regulations have been enacted to define the contribution system for these funds.
The General Investment Guarantee Fund Management Company was created as a business corporation in which all fund members hold an interest.
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
'Reserve Base' liabilities are broadly defined as deposits and debt securities issued. Liabilities which (i) are owed to any other institution that is subject to minimum reserve requirements and which is not exempt from the ECB’s minimum reserve system and (ii) liabilities which are owed to the ECB or to a participating NCB are excluded from the Reserve Base. If an institution has liabilities owed to a branch of the same entity, or in relation to the head office or registered office of the same entity, which are located outside participating EU Member States it shall include such liabilities in the reserve base. Minimum reserves shall be calculated using the following reserve ratios: (a) 0% shall apply to (i) deposits with agreed maturity over two years; (ii) deposits redeemable at notice over two years; (iii) repos and (iv) debt securities issued with an agreed maturity over two years; and (b)

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

1.0 % shall apply to all other liabilities included in the reserve base.
Additionally, according to article 460.2 of CRR, a liquidity coverage ratio (LCR) has been progressively introduced since 2015 with the following phasing-in: (a) 60% of the LCR in 2015; (b) 70% as of 1 January 2016; (c) 80% as of 1 January 2017; and (d) 100% as of 1 January 2018. As of 31 December 2025, our LCR was 145%, comfortably exceeding the regulatory requirement. Furthermore, following the package of reforms published in June 2019, which amended CRR, among others, with respect to liquidity requirements, institutions are required to maintain a net stable funding ratio (NSFR) of at least 100% from June 2021. The NSFR aims to ensure that institutions' long-term assets and off-balance-sheet items are adequately met with a diverse set of funding instruments that are stable both under normal and stressed conditions. As of 31 December 2025, the Group's NSFR was 126% above the 100% minimum requirement.
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
In accordance with article 395 of the CRR, an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or an investment firm or where a group of connected clients includes one or more institutions or investment firms, that value shall not exceed the greater of 25% of the institution’s Tier 1 capital and EUR150 million, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403 of the CRR, to all connected clients that are not institutions or investment firms does not exceed 25% of the institution’s Tier 1 capital. Where the amount of EUR150 million is higher than 25 % of the institution’s Tier 1 capital, the value of the exposure, after having taken into account the effect of credit risk mitigation in accordance with Articles 399 to 403 of CRR shall not exceed a reasonable limit in terms of the institution’s Tier 1 capital. That limit shall be determined by the institution in accordance with the policies and procedures referred to in Article 81 of Directive 2013/36 (CRD), in order to address and control concentration risk. That limit shall not exceed 100% of the institution’s Tier 1 capital. Additionally, a G-SII shall not incur an exposure to another G-SII or a non-EU G-SII, the value of which, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403 of the CRR, exceeds 15 % of its Tier 1 capital. A G-SII shall comply with such limit no later than 12 months from the date on which it came to be identified as a G-SII. Where the G-SII has an exposure to another institution or group which comes to be identified as a G-SII or as a non- EU
G-SII, it shall comply with such limit no later than 12 months from the date on which that other institution or group came to be identified as a G-SII or as a non-EU G-SII.
See section 4. 'Risk Factor'. 2.1.2. Capital requirements, liquidity, funding and structural reform'.
Restrictions on dividends
We may only pay dividends (including interim dividends) if such payment is in compliance with the applicable capital requirement regulations (described under '-Capital Adequacy Requirements' herein) and other requirements. Credit institutions must comply at all times with the 'combined capital buffers' requirement established in article 43 of Law 10/2014, article 58 of Royal Decree 84/2015, and in article 6 of Circular 2/2016. The 'combined capital buffers' requirement is defined as the total common equity tier 1 capital necessary to comply with the obligation to have a capital conservation buffer, and, where appropriate: a) institution-specific countercyclical capital buffer; b) a global systemically important institution (G-SII) buffer; c) a buffer for other systemically important institutions; and d) a systemic risk buffer.
Pursuant to article 48.2 of Law 10/2014, credit institutions which do not fulfil the requirement of combined capital buffers, or those institutions for which a common equity tier 1 capital distribution results in their decline to a level where the combined buffer requirement is not fulfilled, shall calculate the maximum distributable amount (MDA), in accordance with article 73 of Royal Decree 84/2015. Until the MDA has been calculated and such MDA has been immediately reported to the Bank of Spain none of the following actions can be performed by the credit institutions: a) make a distribution in connection with common equity tier 1 capital; b) create an obligation to pay variable remuneration or discretionary pension benefits or pay variable remuneration if the obligation to pay was created at a time when the institution failed to meet the combined buffer requirements; and c) make payments on additional tier 1 instruments. These restrictions apply only to payments that result in a reduction of common equity tier 1 or in a reduction of profits, provided that the suspension or cancellation of the payment does not constitute an event of default of the payment obligations or other circumstances that would lead to the opening of insolvency proceedings. In addition, according to Article 16.a) of the BRRD, any failure by an institution to meet the combined buffer requirement when considered in addition to the applicable minimum TLAC/MREL Requirements is intended to be treated in a similar manner as a failure to meet the combined buffer requirement on top of its minimum regulatory capital requirements, i.e. a resolution authority will have the power to impose restrictions or prohibitions on discretionary payments by a credit institution. Article 16.a) of the BRRD includes a potential nine-month grace period during which the resolution authority will assess on a monthly basis whether to exercise its powers. After such nine-month period the resolution authority is required to exercise its power to restrict discretionary payments (subject to certain limited exceptions). These restrictions have been implemented in Spain by means of Article 16bis of Law 11/2015.
Following the restrictions imposed in response to the effects of the covid-19 pandemic, the ECB on 23 July 2021, decided in Recommendation 2021/31 not to extend the restrictions beyond 30 September 2021. The ECB has since reinstated the pre-

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

pandemic supervisory practices, recommending that banks under its direct supervision exercise extreme prudence on dividends and share buybacks.
Privacy, data protection and cybersecurity
We are subject to a variety of increasingly stringent laws, regulations, rules and standards relating to privacy, data protection and cybersecurity. The legal and regulatory landscape in these areas is evolving rapidly, with heightened legislative and regulatory focus due to the growing risks facing banking organizations and the broader financial system.
Since May 2018, Regulation (EU) 2016/679 of 27 April 2016 (the General Data Protection Regulation or GDPR) has been fully applicable in all EU Member States. The GDPR sets out requirements for the protection of natural persons with regard to the processing of their personal data.
In November 2025, the European Commission presented a proposal for a new regulation (the Digital Omnibus Act) that aims to simplify the current rules on personal data.
The GDPR, together with applicable national legislation and the regulations and guidelines issued by EU Member States’ supervisory authorities, imposes strict obligations on the processing of personal data. These obligations include, among others, compliance with the principle of transparency; the requirement that personal data be processed on a valid legal basis; the implementation of appropriate technical and organizational security measures; and, where personal data are transferred internationally, the assurance of an adequate level of protection in accordance with the EU regulatory framework.
In relation to transfers of personal data to third countries outside the European Economic Area (EEA), recent legal developments in the EEA, including several relevant judgments of the Court of Justice of the European Union (CJEU) and various data protection authorities of EU Member States, have created complexity and uncertainty regarding the regularization of such transfers. As a result, it is necessary to analyse, including through conducting Transfer Impact Assessments (TIAs), whether there is anything in the law or in the applicable practices in the third country importing the personal data, which could affect the effectiveness of the appropriate transfer safeguards relied upon, such as Standard Contractual Clauses (SCCs), Binding Corporate Rules (BCRs) or the existence of an adequate level of protection recognised by the European Union, including for organizations adhering to the Data Privacy Framework (DPF), in the case of the United States, or for countries that have an adequate level of protection recognised by the European Commission. The DPF has been subject to legal challenges. In September 2025, the EU General Court upheld the European Commission’s adequacy decision, but an appeal is pending before the Court of Justice of the European Union. As a result, the framework remains exposed to further judicial scrutiny and potential future changes.
With regard to the adequacy decision for the United Kingdom adopted by the European Commission in 2021, it was extended in mid-2025 for a limited period of six months in order to allow the European Commission to carry out a detailed assessment of the updated legal framework in the United Kingdom, recently amended by the Data (Use and Access) Act 2025 (DUAA), which came into force on 19 June 2025. As a result of the assessment carried out, the European Commission renewed the adequacy decision for the United Kingdom, in December 2025 for a period of 6 years (extendable), allowing personal data to continue to flow freely and securely between the EEA and the United Kingdom.
Additionally, the EU adopted DORA, in November 2022, effective from 17 January 2025. DORA, which applies as lex specialis for the financial sector regarding cybersecurity, aims to achieve a common level of digital operational resilience as well as consolidate and upgrade existing ICT risk requirements that had been addressed separately in different regulations and directives, such as Directive (EU) 2022/2555 (otherwise known as the NIS 2 Directive). DORA establishes a set of uniform requirements for network and information systems security structured in five pillars: (i) ICT risk management and governance, (ii) ICT-related incident management, classification and reporting, (iii) digital operational resilience testing, (iv) management of third-party ICT risk, and (v) information and intelligence sharing.
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
Globally, virtually every jurisdiction in which we operate has established its own privacy, data protection and cybersecurity legal and regulatory framework with which we must comply. For more information on applicable U.S. privacy, data protection and cybersecurity laws, regulations, rules and standards, see ‘United States supervision and regulation – Privacy, data protection and cybersecurity’. For more information on risks related to compliance with applicable privacy, data protection and cybersecurity laws, regulations, rules and standards, see risk factor ‘2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial conditions. – Privacy, data protection and cybersecurity’.
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

For example, in Europe, the AI Act entered into force on 1 August 2024. The AI Act establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU market. This framework categorizes AI systems based on the risks associated with such AI systems’ intended purposes as creating 'unacceptable', 'high', 'limited' or 'minimal' risks. There is a risk that our current or future AI-powered software or applications may be categorized in risk categories that obligate us to comply with the applicable requirements of the AI Act. This may impose additional costs, increase our risk of liability, or adversely affect our business. For example, 'high' risk AI systems are required, among other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, including in development and training, and meet certain standards related to testing, technical robustness, transparency, human oversight, and cybersecurity. Even if our current AI-powered software or applications are not categorized as 'high' risk AI systems, we may be subject to additional transparency and other obligations for 'limited' or 'minimal' risk AI systems. The AI Act sets forth certain penalties, including fines of up to the greater of EUR 35 million or 7% of worldwide annual turnover for the prior year for violations related to offering prohibited AI systems or data governance, fines of up to the greater of EUR 15 million or 3% of worldwide annual turnover for the prior year for violations related to the requirements for 'high' risk AI systems, and fines of up to the greater of EUR 7.5 million or 1% of worldwide annual turnover for the prior year for violations related to supplying incorrect, incomplete or misleading information to EU and member state authorities. This regulatory framework is expected to have a material impact on the way AI is regulated in the EU and, potentially, globally, alongside developing guidance and decisions in this area.
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
Limitations on Types of Business
Spanish banks are subject to certain limitations on the types of businesses in which they may engage directly, but they are subject to few limitations on the types of businesses in which they may engage indirectly. Law 10/2014 and Royal Decree
84/2015 regulate governance, authorization, supervision and solvency for credit institutions.
Mortgage legislation
Mortgages and mortgage loans in Spain are subject to extensive and scattered regulation. Several reform efforts in recent years have resulted in changes to mortgage regulation in Spain. Key aspects of such regulation are described below.
Royal Decree-Law 6/2012, of 9 March, on urgent measures to protect mortgage debtors without financial resources introduced measures to enable the restructuring of mortgage debt and easing of collateral foreclosure aimed at protecting especially vulnerable debtors (as amended by Royal Decree-Law 5/2017).
Such measures include the following:
•moderation of interest rates charged on mortgage arrears;
•improvement of extrajudicial procedures as an alternative to legal foreclosure;
•introduction of a voluntary code of conduct among lenders for regulated mortgage debt restructuring affecting especially vulnerable debtors; and
•where restructuring is not viable, lenders may, where appropriate and on an optional basis, offer the debtor partial debt forgiveness.
Law 1/2013, of 14 May, on measures to protect mortgagees, debt restructuring and social rents, introduced important modifications to mortgage law and civil procedure law (as amended by Royal Decree-Law 5/2017). The most relevant modifications are:
•broadening the potential beneficiaries of the moratorium under Royal Decree 6/2012;
•limitation of the interest rates applied for delay or arrears;
•in the context of an auction, the base value of the property shall be the value set forth in the relevant mortgage deed and in no case shall it be less than 75% of the official appraisal value of the property;
•possibility of suspension of enforcement proceedings when the loan or credit facility secured by the mortgage contains abusive clauses; and
•modification of the out-of-court notarial procedure.
Royal Decree-Law 11/2014, following the judgement of the EU Court of Justice of 17 July 2014, regarding Spanish foreclosure processes, allows debtors to appeal against a court’s resolution which rejects their opposition to the execution of a mortgage.
The Mortgage Credit Directive 2014/17/EU on credit agreements for consumers relating to residential immovable property was adopted on 4 February 2014, and implemented in Spain through Law 5/2019, of March (which is described below). This Directive aimed to create a Union-wide mortgage credit market with a high level of consumer protection. It applies to both secured credit and home loans.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Royal Decree-Law 1/2015 of 27 February on the 'second chance' mechanism regulates such mechanism. This allows an individual who has been declared bankrupt to be discharged of outstanding obligations as long as certain requirements are met: (i) the bankruptcy proceedings must have concluded, (ii) the debtor must have acted in good faith, the Royal Decree being restrictive as to when a debtor is considered to have acted in good faith, and (iii) the bankruptcy judge must approve the terms of the discharge (and may revoke approval under certain circumstances upon request of any creditor in the following five years). Discharge from mortgage obligations would only apply to the outstanding debts after the foreclosure, as long as such debts are considered ordinary or subordinate according to the Spanish Insolvency Law. Co-debtors and guarantors, if any, would remain liable.
Law 25/2015, of 28 July, on the 'second chance' mechanism reducing the financial burden and other measures of a social nature, entered into force on 30 July 2015. It is the result of the passage through parliament of Royal Decree-Law 1/2015, which also allowed some new changes to be added, such as the introduction of a fee protection account for insolvency managers, limits on the remuneration of insolvency managers and the introduction of greater flexibility to a number of elements of the second chance mechanism.
On 16 March 2019, the Spanish Official Gazette published Law 5/2019 of 15 March on Credit Agreements Relating to Real Estate Property, which partially transposed the Directive 2014/17/EU of the European Parliament and of the Council of 4 February 2014, on credit agreements for consumers relating to residential immovable property. The most relevant modifications included in the new law are:
•it covers credits and loans to individuals in connection with residential real estate properties (including land and the preservation of real estate properties), excluding reverse mortgages;
•establishes a seven-day period for consumers to evaluate the mortgage-related documents, supervised by a Public Notary (Notario Público);
•clarifies some controversial issues in which litigation has arisen in the past years (mainly, benchmark interest rates references, foreign currencies submission and default interests);
•establishes the possible fees that may be charged to borrowers;
•forbids linked sales; and
•settles rules regarding the early termination of mortgages based exclusively on the amount of defaulted payments by the borrower (in light of recent court decisions declaring null and void some early termination clauses for their abusive terms).
On 2 November 2021, Royal Decree-Law 24/2021 (RDL 24/2021) on covered bonds (implementing Directive 2019/2162) was approved in Spain and it entered into force on 8 July 2022 replacing Law 2/1981, of March 25, on the regulation of the mortgage market, article 13 of Law 14/2013, of September 27, on support for entrepreneurs and their internationalization, Article 13 of Law 44/2002, of November 22, on financial system reform measures and the fourth additional provision of Law 5/2015, of April 27, 2015, on the promotion of business financing which constituted, among others, the former regime of covered bonds. Covered bonds issued prior to 8 July 2022 pursuant to the former regulatory regime are, as from 8 July 2022, governed by RDL 24/2021 and its implementing measures.
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
Alternative dispute resolution systems
Law 7/2017, of 2 November, aims to ensure that Spanish and European consumers have access to independent, impartial, transparent and effective alternative dispute resolution systems. For financial institutions, a specific law will be enacted, requiring their mandatory participation in these alternative dispute resolution mechanisms.
Additionally, the recently enacted Organic Law 1/2025, of 2 January, on measures to improve the efficiency of the Public Justice Service (effective from 3 April 2025), establishes, among other provisions, a framework for alternative dispute resolution systems designed at streamlining conflict resolution outside the courts. While such mechanisms are not mandatory in enforcement proceedings, they are applicable in other cases, thereby reinforcing the role of extrajudicial dispute resolution within the legal system.
Payment accounts
Royal Decree-Law 19/2017, of 24 November, on basic payment accounts, account switching and the comparability of payment account fees. The Royal Decree-Law transposes Directive 2014/92/EU of the European Parliament and of the Council of 23 July 2014, on the comparability of fees related to payment accounts, payment account switching and access to basic payment accounts. This Directive supplements Directive 2007/64/EC of the European Parliament and of the Council of 13 November 2007, on payment services in the internal market, which is replaced by Directive (EU) 2015/2366 of the European Parliament and of the Council of 25 November 2015, on payment services in the internal market, effective from 13 January 2018. This Royal Decree-Law establishes specific protections for clients and potential clients in their relationships with credit institutions in the context of the opening and operation of basic payment accounts, the switching of accounts and transparency of fees related to payment accounts.
Payment Services
The second Payment Services Directive (EU) 2015/2366 ('PSD2') allows authorized third parties (with consent) to access customer information that was previously only accessible to banks. PSD2 applies to payments within the EEA and has been implemented in Spain through Royal Decree-Law 19/2018, of 23 November. This Royal Decree-Law expands the scope of the consumer protection provisions included in PSD2 (related to transparency and information sharing) to cover

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

'microenterprises' and prohibits merchants from requesting additional charges for using specific payment methods, including credit cards.
Royal Decree-Law 19/2018 was amended, among others, by Royal Decree-Law 8/2023 to limit the commissions charged for cash withdrawals by vulnerable groups. Vulnerable groups include individuals over 65 years of age and certain persons with a recognized disability.
Mutual Fund Regulation
Law 22/2014 of 12 November introduced a new legal regime for private investment entities to implement (i) Directive 2011/61/EU of the European Parliament and of the Council of 8 June on Alternative Investment Fund Managers, and (ii) Directive 2013/14/EU of the European Parliament and of the Council of 21 May.
Asset Management Activities
Asset management activities in the EU are expected to be significantly impacted by the regulations referred to below:
(i) Regulation (EU) 2017/1131 of the European Parliament and of the Council of 14 June 2017, on money market funds ('MMFs'), which (with the exception of certain articles which have been in force since 20 July 2017) applied beginning on 21 July 2018. The Regulation introduces a broad set of new regulatory measures that apply to MMFs established, managed or marketed in the EU. In light of the perceived systemic risk presented by MMFs, the Regulation aims to make these investment products more resilient and resistant to contagion risks. It does this by imposing rules on eligible assets, portfolio diversification, portfolio maturity and valuation of assets and by introducing new categories of MMFs that can offer a constant net asset value per share if they meet certain requirements. The Regulation is meant to be an important step in adopting a uniform set of rules designed to ensure that MMFs are, as far as possible, in a position to honour redemption requests from investors, especially during stressed market conditions, and therefore remain a reliable tool for investors’ cash management needs;
(ii) Regulation (EU) 2019/1238 of the European Parliament and of the Council of 20 June 2019, on a pan-European Personal Pension Product (PEPP). The PEPP constitutes one of the key measures towards the European Commission’s project to create a single market for capital in the EU. It aims to provide pension providers with the tools to offer PEPPs outside their national markets, thereby creating a large and competitive EU-level market for personal pensions that allows consumers to voluntarily complement their savings for retirement, while benefiting from solid consumer protection. PEPPs have the same standard features wherever they are sold in the EU and can be offered by a broad range of providers, such as insurance companies, banks, occupational pension funds, investment firms and asset managers. They complement existing state-based, occupational and national personal pensions, but do not replace or harmonize national personal pension regimes. In accordance with the Proposal, PEPP providers need to be authorized by the European Insurance and Occupational Pensions Authority (EIOPA).
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
(iv) Royal Decree 62/2018, of 9 February, reduces the maximum fees which may be charged to investors in connection with pension funds and plans and allows them to withdraw their savings after ten years of having made them starting from 2025 onwards. This Royal Decree introduces other minor changes to the regulation of pension funds and plans in Spain, including (a) reducing fee limits; (b) making the regulation of investments in closed-end funds more flexible; (c) clarification of the net asset value reference date used to determine the value of payments; (d) eliminating restrictions on delegation and related-party transactions; and (e) modifying time limits for the receipt of vested rights, order of priority for garnishment orders, reporting regime for participants and the schedule for adapting documentation for pension plans;
(v) Royal Decree-Law 3/2020 and Royal Decree 738/2020 implementing Directive (EU) 2016/2341 of the European Parliament and of the Council of 14 December 2016, on the activities and supervision of institutions for occupational retirement provisions. This Law (i) clarifies the access to cross-border pension plans activities, (ii) articulates a governance system to protect investors, (iii) adapts the Spanish legislation to the Directive and (iv) regulates the terms and scope of the prudential supervision to be carried out by the competent authority and the exchange of information with other competent authorities;
(vi) Law 11/2018 of 28 December modifying the Code of Commerce, Royal Decree-Law 1/2010 of 2 July and Law 22/2015 of 20 July in relation to non-financial information and diversity, include the following amendments to Law 35/2003 on Collective Investment Schemes: (i) recognition of electronic communication with clients, and only requiring communication in paper when requested by a participant, (ii) extension of omnibus accounts to participants and preexisting positions, equalizing the distribution of national and foreign ICCs and (iii) inclusion of the sanctions system from UCITS (Undertakings for Collective Investments in Transferable Securities) V and reducing the penalties for serious and very serious infringements;
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

Spanish capital companies act
The consolidated text of the Spanish Capital Companies Act adopted under Legislative Royal Decree 1/2010, of 2 July, repealed the former regulation, adopted under Legislative Royal Decree 1564/1989, of 22 December and Law 2/1995, of 23 March. This legislative royal decree consolidated the legislation for public limited companies (sociedades anónimas) and limited liability companies (sociedades de responsabilidad limitada) in a single text, bringing together the contents of the two aforementioned acts.
Law 25/2011 of 1 August, partially amended the Spanish Capital Companies Act and incorporated Directive 2007/36/EC, of 11 July, on the exercise of certain rights of shareholders in listed companies.
Also, an amendment on corporate governance was introduced by Law 31/2014 of 3 December. The main changes introduced by this law are related to the rights of shareholders (attendance, information and voting), the calling of a general shareholders’ meeting and the duties of the board of directors, the audit committee, the appointments committee and the remuneration committee.
Royal Decree-Law 18/2017, of 24 November, amended the Commercial Code, the revised text of the Spanish Capital Companies Act (approved by Legislative Royal Decree 1/2010, of 2 July), and Law 22/2015, of 20 July, on Audit of Accounts, regarding non-financial information and diversity. This amendment requires the inclusion in the management report of public limited companies, limited liability companies and limited partnerships that are considered 'public interest' entities (with an average number of employees exceeding 500 during the year and classified as large companies as defined by Directive 2013/34) of non-financial information of a social and environmental nature. The requirement applies to 'public interest' entities as defined in Article 15 of the Auditing Regulations, including banks, insurance companies, listed companies, investment fund managers and pension funds, as well as, in general, all large companies.
Law 5/2021, of 12 April, amended the revised text of the Companies Act and other financial regulations to promote the long-term involvement of shareholders in listed companies incorporating Directive (EU) 2017/828 into Spanish law.
Spanish auditing law
Law 22/2015, of 20 July, on Auditing, adapted Spain’s internal legislation to the changes incorporated in Directive 2014/56/EU of the European Parliament and of the Council, of 16 April, amending Directive 2006/43/EC of the European Parliament and of the Council of 17 May, on statutory audits of annual accounts and consolidated accounts, where inconsistencies existed. Together with this Directive, approval was also given to Regulation (EU) 537/2014 of the European Parliament and of the Council, of 16 April, on specific requirements regarding statutory audit of public-interest entities. Such Directive and Regulation constitute the core legal framework governing audit activity in the European Union. Law 22/2015 regulates general aspects of access to audit practice and the requirements to be followed in that practice, from objectivity and independence, to the organization of auditors and performance of their work, as well as the regime for their oversight and the sanctions available to ensure the efficacy of the regulations. Law 22/2015 was amended by virtue of Law 5/2021, of 12 April, which also amended the revised text of the Companies Act and other financial regulations to promote the long-term involvement of shareholders in listed companies incorporating Directive (EU) 2017/828 into Spanish law. Among other provisions, this amendment requires the annual report on directors’ remuneration to be verified by the auditor when reviewing the management report of listed companies, and adjusts the requirement to establish an audit committee for public interest entities that are dependent entities within group structures. In addition, Law 28/2022, of 21 December and Royal Decree-Law 20/2022, of 27 December recently included certain amendments to Law 22/2015 including changes to the statutory audit of public-interest entities. The maximum duration of the audit engagement can now be extended up to fourteen years if a different audit firm is engaged to act jointly during the additional period, or for ten additional years if a public call for tenders for the statutory audit is conducted in accordance with Article 16(2) to (5) of Regulation (EU) 537/2014, of 16 April.
Law 11/2015 of 18 June, on the recovery and resolution of credit institutions and investment firms
Law 11/2015 of 18 June transposes an important part of EU Law into Spanish law regarding the recovery and resolution mechanisms for credit institutions and investment firms (the 'institutions'). It further assumes many of the provisions of Law 9/2012 of 14 November, on the restructuring and resolution of credit institutions, which it partially repeals.
The regime constitutes a special and full administrative procedure that seeks to ensure maximum speed in the intervention of an institution so as to provide for the continuity of its core functions, while minimizing the impact of its non-viability on the economic system and on public resources. It regulates, among others, internal recapitalization as a resolution instrument conceived as a 'bail-in' arrangement (the absorption of losses by the shareholders and by the creditors of an institution under resolution) and, further to Royal Decree-Law 7/2021, the minimum requirement for own funds and eligible liabilities (MREL).
In this respect, liabilities eligible for bail-in are all the institution’s liabilities that are not expressly excluded or have not been excluded further to a decision by the FROB. These liabilities may be subject to amortization or conversion into capital for the internal recapitalization of the institution. Among the liabilities excluded are deposits guaranteed by the Deposit Guarantee Fund (up to EUR100,000) and liabilities incurred with employees, trade creditors and the tax or social security authorities.
Certain changes were made to the regime applicable in the event of the insolvency of an institution, in order to provide greater protection to the deposits of individuals and SMEs. In this respect, the following are considered privileged credits: (i) deposits guaranteed by the Deposit Guarantee Fund (maximum of EUR100,000) and the rights to which they may have been subrogated should the guarantee have been made effective and (ii) the portion of the deposits of individuals and SMEs that exceeds the guaranteed level, and those deposits of those individuals and SMEs that would be guaranteed had they not

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
Markets in Financial Instruments (MiFID II)
Royal Decree-Law 14/2018, of September 28, amended the Stock Market Law to partially implement Directive 2014/65 (MiFID II) on markets of financial instruments. The implementation process began with Royal Decree-Law 21/2017. This Royal Decree-Law aimed to improve the soundness, transparency and regulation of the trading activities in the Spanish financial markets, increase investor protection and harmonize Spanish financial markets regulations with those of other member states.
PRIIPs
Regulation (EU) 1286/2014 (The Packaged Retail and Insurance-Based Investment Products (PRIIPs) Regulation) was adopted on 29 December 2014 and came into force on 1 January 2018. The PRIIPs Regulation requires product manufacturers to create and maintain key information documents (KIDs) and persons advising or selling PRIIPs to provide retail investors based in the EEA with KIDs so that investors can better understand and compare products.
A PRIIP is defined as any investment where the amount repayable to the investor is subject to fluctuations because of exposure to reference values. In addition to insurance products, some examples of PRIIPs are options, futures, CFDs and structured products.
The main objectives of the PRIIPs Regulation are to: (i) ensure understanding and comparability between similar products to assist investors in making informed investment decisions, (ii) improve transparency and increase confidence in the retail investment market and (iii) promote a single European insurance market.
On 7 September 2021, the European Commission adopted a Delegated Regulation amending the regulatory technical standards laid down in Delegated Regulation (EU) 2017/653 as regards the underpinning methodology and presentation of performance scenarios, the presentation of costs and the methodology for the calculation of summary cost indicators, the presentation and content of information on past performance and the presentation of costs by PRIIPs offering a range of options for investment and alignment of the transitional arrangement for PRIIP manufacturers offering units of funds referred to in Article 32 of Regulation (EU) No 1286/2014 as underlying investment options with the prolonged transitional arrangement laid down in that Article. The date of application of that Delegated Regulation is 1 July 2022, but it is important to note that management companies, investment companies and persons advising on, or selling, units of UCITS and non-UCITS were given additional time to prepare for the end of the transitional arrangement and the obligation to draw up a KID.
In order to ensure that the need for sufficient time to prepare for the obligation to produce a KID is met, it was necessary to extend the transitional arrangement until 31 December 2022.
Regulation (EU) No 1286/2014 was therefore amended accordingly by Regulation (EU) 2021/2259 of the European Parliament and of the Council of 15 December 2021.
EMIR
As referred above, on 28 May 2019, Regulation (EU) 2019/834 of the European Parliament and of the Council of 20 May amending Regulation (EU) 648/2012 was published in the Official Journal of the European Union. This regulation introduced significant amendments to the European Market Infrastructure Regulation (EMIR), specifically regarding the clearing obligation, the suspension of the clearing obligation, the reporting requirements, the risk-mitigation techniques for uncleared OTC derivatives contracts, the registration and supervision of trade repositories, and the requirements for trade repositories. Many of the changes aim to reduce compliance costs for end-user counterparties that are non-financial counterparties (NFCs) and smaller financial counterparties (FCs). Some of these changes include (i) an exemption for intragroup transactions from reporting requirements; (ii) an exemption from the clearing obligation for FCs, (iii) removal of the reporting obligation and legal liability for NFCs when transacting with FCs, and (iv) the determination of the clearing obligation for NFCs on an asset-class-by-asset-class basis.
Spanish tax legislation
Law 38/2022, of 27 December 2022, established a new temporary levy on credit institutions and financial credit institutions to be accrued in 2023 and 2024. The levy is calculated as 4.8% of net interest and fees earned in the business carried out in Spain in the previous year and the payment obligation arises on the first day of each period. The recorded levy totalled EUR 224 million in 2023 and EUR 334 million in 2024.
On 21 December 2024, Law 7/2024 was published in the Spanish Official Gazette. This Law transposes the European Directive 2022/2523 of 14 December 2022 which establishes a global minimum taxation level of 15% for multinational corporations and large national groups, with a turnover exceeding 750 million euros in at least two of the last four fiscal years (Complementary Tax). In April 2025, Royal Decree 252/2025 approved the implementing regulations of the Complementary Tax. The impact of this new regime on our consolidated financial statements for 2025 was not material.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Additionally, Law 7/2024 established a new tax on net interest and commissions obtained in the Spanish territory by certain financial institutions that will be accrued on 1 January 2025, 2026, and 2027. The tax base, with some modifications as compared to the tax base of the temporary levy, is now calculated on an individual basis for each financial institution and the tax liability is determined according to a scale of tax rates from 1% to 7%, with certain deductions. On 24 December 2024, Royal Decree-Law 9/2024 was published in the Spanish Official Gazette modifying certain technical aspects of the tax and postponing its accrual to 31 January 2025. However, this Royal Decree-Law was repealed on 22 January 2025. No expense for this new tax was recorded in our consolidated financial statements for the year ended 31 December 2024 in accordance with the legislation in force. The expense recorded in our consolidated financial statements for the year ended 31 December 2025, for the tax to be paid in 2026, totalled EUR 353 million.
For more information see notes 27.f and 27.g to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
US supervision and regulation
Our operations are subject to extensive federal and state banking and securities regulation and supervision in the US. We engage in US banking activities directly through Banco Santander, S.A., New York Branch (the 'New York Branch'), our federal branch and Santander Holdings USA, our US top-tier IHC. Santander Holdings USA consolidates the majority of our US operations, including our subsidiary Edge Act corporation Banco Santander International in Miami, Santander Bank, a national bank with branches throughout the Northeast US, and SCUSA, an auto financing company. We also engage in securities activities in the United States directly through our broker-dealer subsidiaries, Santander Securities LLC and Santander US Capital Markets LLC.
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
FBOs with greater than USD100 billion in global total consolidated assets, such as Banco Santander, and the US IHCs of FBOs, such as Santander Holdings USA, are subject to federal banking agency rules governing the tailored application of enhanced prudential standards (the 'Tailoring Rules'). The Tailoring Rules establish risk-based categories for FBOs and their US IHCs that determine whether and to what extent enhanced prudential standards and certain capital and liquidity requirements apply to FBOs and their US IHCs. Banco Santander is classified as a Category IV FBO, and Santander Holdings USA is classified as a Category IV IHC. Category IV institutions are subject to the least exacting level of enhanced prudential standards. If the categorization for either firm changes, it would be subject to enhanced prudential standards tailored to its risk profile.
The aggregate average assets of Banco Santander’s combined U.S. operations for the fourth quarter of 2025 exceeded $250 billion. In addition, the consummation of Banco Santander’s proposed acquisition of Webster and contribution to Santander Holdings USA would cause Santander Holdings USA’s total consolidated assets to exceed $250 billion at closing. If either the aggregate assets of Banco Santander’s combined U.S. operations or Santander Holdings USA’s total consolidated assets, when averaged over the four most recent consecutive quarters, exceed $250 billion, Banco Santander or Santander Holdings USA, as applicable, will become subject to additional requirements applicable to Category III banking organizations, following a transition period.
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
Our IHC and Enhanced Prudential Standards
The Federal Reserve Board has imposed greater risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, capital planning and stress testing requirements, risk management requirements and other enhanced prudential standards for bank holding companies that exceed certain asset thresholds. Santander Holdings USA is classified as a Category IV IHC and is subject to the enhanced prudential standards and capital and liquidity requirements applicable to these organizations. If Santander Holdings USA were to become a Category III IHC, it would become subject to additional requirements.
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
Other supervised US operations
On 18 February 2025, the New York Branch converted from a New York state-licensed branch to a federally-licensed branch, causing its regulator and supervisor to change from the NYDFS and FRB New York to the OCC. The New York Branch is licensed to conduct a commercial banking business. Its activity is mainly focused on wholesale banking, lending, markets activity on rates and currencies derivatives and transactional services to corporate and institutional investors. As a federal branch of a foreign bank, the New York Branch is required to maintain a deposit account with a Federal Reserve Board member bank of at least 5% of the New York Branch’s total liabilities, including acceptances but excluding accrued expenses, amounts due and other liabilities to offices, branches, and subsidiaries of Santander, and any other applicable exclusions permitted by the OCC. The New York Branch’s deposits are not insured (or eligible to be insured) by the FDIC.
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
As a financial holding company and a bank holding company under the Bank Holding Company Act, we are subject to regulation and supervision by the Federal Reserve Board. As a financial holding company, the scope of our permitted activities and investments in the United States is broader than that permitted for bank holding companies that are not also financial holding companies, although it is nevertheless subject to certain limitations and restrictions. Our US activities and investments are limited to those that are financial in nature or incidental or complementary to a financial activity, as determined by the Federal Reserve Board. To maintain our financial holding company status, we and all of our depository institution subsidiaries must be 'well capitalized' and 'well managed' as determined by the Federal Reserve Board. If at any time we fail to meet these capital and management requirements, the Federal Reserve Board may impose limitations or conditions on the conduct of our activities and we may not commence in the United States any new activities otherwise permissible for financial holding companies or acquire any shares in any US company under Section 4(k) of the Bank Holding Company Act, subject to certain narrow exceptions, without prior Federal Reserve Board approval.
We are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of a US bank or other depository institution, or a depository institution holding company. Under the Bank Holding Company Act and Federal Reserve Board regulations, our US banking operations (including the New York Branch) are also restricted from engaging in certain 'tying' arrangements involving products and services.
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
Under US federal banking laws, federal branches and agencies of foreign banks (such as the New York Branch) may engage in the same activities and are subject to the same limitations as a national bank operating at the same location, subject to certain restrictions imposed by the OCC or other federal laws or regulations.
US federal banking laws and regulations also empower the OCC to require the New York Branch to maintain certain assets for prudential, supervisory or enforcement reasons. At present, the OCC has not imposed any such asset maintenance requirement on the New York Branch, although specific asset maintenance requirements may be imposed on a case-by-case basis. United States federal banking laws also subject federal branches and agencies of foreign banks to single borrower lending limits, which are substantially similar to the lending limits applicable to national banks. These single borrowing lending limits are based

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

on the worldwide capital of the entire foreign bank (e.g., Banco Santander, S.A, in the case of the New York Branch).
In addition, the OCC has the authority to appoint a receiver to take possession of all of Banco Santander, S.A.’s property and assets in the United States, including the property and assets of the New York Branch, if: (i) the OCC revokes Banco Santander, S.A.’s authority to operate a federal branch or agency in the United States, including the New York Branch; (ii) any of Banco Santander, S.A.’s creditors obtains a judgment against Banco Santander, S.A. or the New York Branch arising out of a transaction with any of Banco Santander, S.A.’s federal branches or agencies, in any court of the United States or any state of the United States and such judgment has remained unpaid for thirty days; or (iii) the OCC determines that Banco Santander, S.A. is insolvent. In any such receivership, only the claims of Banco Santander, S.A.’s depositors and creditors who are not affiliated with Banco Santander, S.A. and whose claim(s) (x) arise out of transaction(s) with any of Banco Santander, S.A.’s branches or agencies located in the United States and (y) would represent legal obligation(s) against such branch or agency if such branch or agency were a separate legal entity may be satisfied out of the property in such receivership.
Under the International Banking Act of 1978, as amended, the Federal Reserve Board may recommend that the OCC terminate the activities of any federal branch of a foreign bank if the Federal Reserve Board has reasonable cause to believe (i) that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), (ii) that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the US office would be inconsistent with the public interest or with the purposes of federal banking laws or, (iii) for a foreign bank that presents a risk to the stability of the US financial system, the home country of the foreign bank has not adopted, or made demonstrable progress toward adopting, an appropriate system of financial regulation to mitigate such risk.
There are various qualitative and quantitative restrictions on the extent to which we and our non-bank subsidiaries can borrow or otherwise obtain credit from our US banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of the New York Branch with certain of our US affiliates.
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
US bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities, including in connection with examinations, which take place on a continual basis. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions, including those in examination reports. In addition, as part of the regular examination process, our US banking and bank holding company subsidiaries’ regulators may advise our US banking subsidiaries to operate under various restrictions as a prudential matter. Currently, under the US Bank Holding Company Act, we and our US banking and bank holding company subsidiaries may not be able to engage in certain categories of new activities in the US or acquire shares or control of other companies in the US. Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues. Moreover, efforts to comply with any non-public supervisory actions or restrictions may require material investments in additional resources and systems, as well as significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations. In certain instances, we may also be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

US Capital Standards applicable to our US banking operations
Basel III regulatory capital framework
The US bank regulators have implemented the Basel III capital framework for US banks and bank holding companies, including Santander Holdings USA and Santander Bank. The US Basel III capital rules differ in certain respects from Basel III rules implemented in the EU. The minimum capital ratios under the US Basel III capital rules include a total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 6% and CET1 capital to risk-weighted assets of 4.5%. In addition, as of 1 January 2026, Santander Holdings USA, on a consolidated basis, must maintain a capital buffer of greater than 3.4% to avoid being subject to limitations on its ability to make capital distributions and certain discretionary bonus payments.
Under the Tailoring Rules, Santander Holdings USA is not subject to the requirement to maintain a minimum supplementary leverage ratio (‘SLR’) since it is a Category IV IHC. If Santander Holdings USA were to become a Category III IHC, it would become subject to this requirement and would be required to maintain a minimum SLR of Tier 1 capital to total leverage exposure of 3%. For these purposes, total leverage exposure includes on-balance sheet assets and certain off-balance sheet items, including loan commitments and potential future exposure of derivative contracts.
In July 2023, the US federal banking agencies proposed significant amendments to the US Basel III capital rules to implement the Basel Committee’s international capital standards (Basel III Endgame). The 2023 proposal generally would require Category I-IV banking organizations, including Santander Holdings USA and Santander Bank, to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach referred to as the 'Expanded Risk-Based Approach.' Total risk-weighted assets under the Expanded Risk-Based Approach would include standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Under the 2023 proposal, Santander Holdings USA and Santander Bank would be subject to the lower of the two resulting capital ratios from the current standardized approach and the Expanded Risk-Based Approach. Recent public statements by US banking officials indicate that Basel III Endgame is under reconsideration. The timing and content of any final rule, and the potential effect of any final rule on Santander Holdings USA and Santander Bank, remain uncertain.
Banco Santander will continue to monitor developments related to Basel III Endgame and will assess the impacts of any future proposal on its operations.
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
The Federal Reserve Board expects companies subject to stress testing and capital planning processes, such as Santander Holdings USA, to have sufficient capital to withstand a highly adverse operating environment and to be able to continue operations, maintain ready access to funding, meet obligations to creditors and counterparties, and serve as credit intermediaries. In addition, the Federal Reserve Board evaluates the planned capital actions of these bank holding companies, including planned capital distributions such as dividend payments or stock repurchases. This involves a quantitative assessment of capital based on supervisor-run stress tests that assess the ability to maintain capital levels above certain minimum ratios, after taking all capital actions included in a bank holding company’s capital plan, under baseline and stressful conditions throughout the nine-quarter planning horizon. As part of the supervisory stress testing process, the Federal Reserve Board evaluates whether bank holding companies have sufficient capital to continue operations throughout times of economic and financial market stress and whether they have robust, forward-looking capital planning processes that account for their unique risks. If Santander Holdings USA were to become a Category III IHC, it would become subject to supervisory stress tests conducted by the Federal Reserve Board on an annual basis, instead of a biennial basis as currently applies, and it would be required to conduct its own company-run stress test and to publicly disclose the results on a biennial basis.
In October 2025, the Federal Reserve Board proposed a rule to enhance the transparency and accountability of its annual stress test (‘Proposed Stress Test Transparency Rule’). Under the proposal, the Federal Reserve Board would codify an enhanced process for annually disclosing and seeking public comments on the supervisory stress testing models and the annual supervisory stress test scenarios and make targeted changes to reporting requirements related to stress testing. The Proposed Stress Test Transparency Rule would also amend the Federal Reserve Board’s framework for designing stress testing scenarios and amend the Federal Reserve Board’s stress testing policy statement. The Federal Reserve Board disclosed for public comment the 2026 supervisory stress testing models and scenarios, which were finalized in February 2026.
Under the Proposed Stress Test Transparency Rule, the Federal Reserve Board would disclose proposed scenarios by October 15 of the year prior to the year in which the stress test is performed. The Federal Reserve Board would disclose all details of the final scenarios by March 1 of the year in which the stress test is performed. The Federal Reserve Board would also publish the supervisory stress testing models, including any material proposed changes to the models, by May 15 of the year in which the stress test is performed. To accommodate the public comment process for proposed scenarios and set the balance sheet date prior to the release of the proposed scenarios, the proposal would move the as-of date for the annual supervisory and company-run stress tests from December 31 to September 30, before the proposed scenarios are disclosed. Under the proposal, the Federal Reserve Board would continue to publish

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

the results of the annual supervisory stress test by June 30 of each year.
Banco Santander will continue to monitor developments related to the Proposed Stress Test Transparency Rule and will assess the impacts of the proposal on its operations.
Capital buffer requirements
Stress capital buffer requirement
The Federal Reserve Board’s Stress Capital Buffer (SCB) rule applies to the consolidated operations of US IHCs, including Santander Holdings USA.
The SCB rule subjects covered banking organizations to a firm-specific and dynamic stress capital buffer, which is calculated during each applicable supervisory stress testing cycle. For Santander Holdings USA, the SCB is equal to the greater of (i) the maximum decline in its CET1 Risk-Based Capital Ratio under the severely adverse scenario over the supervisory stress test measurement period, plus the sum of the ratios of the dollar amount of its planned common stock dividends to its projected risk-weighted assets for each of the fourth through seventh quarters of the supervisory stress test projection period, and (ii) 2.5%.
Santander Holdings USA’s current SCB, calibrated based on the results of the 2024 supervisory stress tests, is 3.4%. Because the Proposed Stress Test Transparency Rule remains subject to public comment, the Federal Reserve Board is maintaining the SCB requirements for all participating firms at their current levels. Consequently, absent further action from the Federal Reserve Board, Santander Holdings USA’s SCB is scheduled to be recalibrated in 2027.
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
In April 2025, the Federal Reserve Board proposed changes to the SCB rule (‘Proposed SCB Averaging Rule’) intended to reduce volatility in the SCB requirement by averaging the stress test results across the current and previous capital planning cycles. Under the proposal, Category IV institutions, such as Santander Holdings USA, that opt into a two-year stress test cycle would not by subject to two-cycle averaging. If Santander Holdings USA were to become a Category III IHC, it would become subject to supervisory stress tests conducted by the Federal Reserve Board on an annual basis, instead of a biennial basis as currently applies. Santander Holdings USA would therefore become subject to two-cycle averaging if the Proposed SCB Averaging Rule is finalized.
Banco Santander will continue to monitor developments related to the Proposed SCB Averaging Rule and will assess the impacts of the proposal on its operations.
Countercyclical capital buffer requirement
Under the Tailoring Rules, Santander Holdings USA is not subject to the countercyclical capital buffer (‘CCyB’) requirement since it is a Category IV IHC. If Santander Holdings USA were to become a Category III IHC, Santander Holdings USA would become subject to the CCyB and would be required to maintain any applicable CCyB in addition to the applicable SCB. The CCyB is currently set at zero, but could increase up to 2.5%. Any determination to increase the CCyB generally would be effective twelve months after the announcement of such an increase, unless the federal banking agencies set an earlier effective date.
Total loss-absorbing capacity and long-term debt requirements
Santander Holdings USA is required, pursuant to the final total loss-absorbing capacity rule of the Federal Reserve Board, to comply with certain Total Loss Absorbing Capital (TLAC) requirements, including minimum long-term debt requirements, applicable to US IHCs of non-US G-SIBs. The main purpose of the minimum TLAC and LTD requirements is to ensure that covered US IHCs, such as Santander Holdings USA, have enough loss-absorbing resources at the point of failure to be recapitalized through the conversion of eligible LTD to equity or otherwise by imposing losses on eligible LTD or other forms of TLAC. The minimum TLAC and LTD requirements for a covered US IHC under the rule vary depending on the home country resolution authority’s preferred resolution strategy. Because the competent authorities informed Banco Santander, S.A. that Santander Holdings USA would enter Chapter 11 proceedings under the resolution strategy for the Group, Santander Holdings USA is a resolution covered IHC and is required to maintain external and internal TLAC that collectively amount to at least 18% of risk-weighted assets (plus a TLAC buffer of an additional 2.5% composed solely of common equity tier 1 capital) and at least 9% of average total consolidated assets, as well as external and internal LTD that collectively amount to at least 6% of risk-weighted assets and at least 3.5% of average total consolidated assets. The final rule also established a clean holding company framework that imposes certain restrictions on the types of liabilities or arrangements that may be incurred or entered into by a covered US IHC. It also imposes a cap on the aggregate amount of certain unrelated liabilities of the covered US IHC equal to 5% of the covered US IHC’s TLAC.
Liquidity requirements
Liquidity coverage ratio
Under the Tailoring Rules, Santander Holdings USA is not subject to the liquidity coverage ratio (LCR) requirement since it is a Category IV IHC with less than USD 50 billion in weighted short-term wholesale funding. If Santander Holdings USA were to become a Category III IHC, it would become subject to the LCR requirement. The LCR is one of the liquidity components of the international Basel III framework, and requires firms to meet certain liquidity measures by holding an adequate amount of unencumbered high-quality liquid assets to cover their projected net cash outflows over a 30 day stress scenario window. If Santander Holdings USA were to become a Category III IHC, Santander Holdings USA’s total net cash outflows would be multiplied by an outflow adjustment percentage of 85% of its required stable funding should its weighted average short-term wholesale funding be less than USD 75 billion or 100% should its weighted average short-term wholesale funding be at least USD 75 billion. In addition, Santander Holdings USA would be

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

required to make quarterly public disclosures of its LCR and certain related quantitative liquidity metrics, along with a qualitative discussion of its LCR.
Net stable funding ratio
Under the Tailoring Rules, Santander Holdings USA is not subject to the net stable funding ratio (NSFR) requirement since it is a Category IV IHC with less than USD 50 billion in weighted short-term wholesale funding. If Santander Holdings USA were to become a Category III IHC, it would become subject to the NSFR requirement. If it became subject to the NSFR requirement, Santander Holdings USA would be required to maintain an amount of available stable funding, which is a weighted measure of a company’s funding sources over a one-year time horizon, calculated by applying standardized weightings to equity and liabilities based on their expected stability, that is no less than a specified percentage of its required stable funding, which is calculated by applying standardized weightings to assets, derivatives exposures and certain other items based on their liquidity characteristics. If Santander Holdings USA were to become a Category III IHC, Santander Holdings USA would be required to maintain available stable funding in an amount at least equal to 85% of its required stable funding should its weighted average short-term wholesale funding be less than USD 75 billion or 100% should its weighted average short-term wholesale funding be at least USD 75 billion. In addition, Santander Holdings USA would be required to make public disclosures of its NSFR every second and fourth quarter, including certain quantitative metrics and a qualitative discussion of its NSFR drivers and results.
Internal Liquidity Stress Test
Under the Tailoring Rules, Santander Holdings USA is subject to quarterly internal liquidity stress tests and standards as a Category IV IHC. If Santander Holdings USA were to become a Category III IHC, Santander Holdings USA would continue to be subject to these internal liquidity stress tests and standards, but the frequency of its liquidity stress tests would change from a quarterly basis to a monthly basis.
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
Single-counterparty credit limits
The US operations of Banco Santander are subject to single counterparty credit limits, which impose percentage limitations on net credit exposures to individual counterparties (aggregated based on affiliation), generally as a percentage of tier 1 capital. Under the amendments to the US single counterparty credit limits rule made by the Tailoring Rules, Santander Holdings USA is not subject to the single counterparty credit limits rule at the IHC level. If Santander Holdings USA were to become a Category III IHC, Santander Holdings USA would become subject to the single-counterparty credit limits rule. In addition, although Banco Santander remains subject to the amended rules with respect to its US operations, it has elected to use substituted compliance by certifying that it complies with its home-country single counterparty credit limits, instead of complying with the Federal Reserve Board's implementation of these requirements.
Resolution planning
We are required to prepare and submit periodically to the Federal Reserve Board and the FDIC a plan, commonly called a living will (the '165(d) plan'), for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. We, on behalf of our IDI subsidiary, Santander Bank, must also submit a separate IDI resolution plan to the FDIC. The 165(d) plan and the IDI plan require substantial effort, time and cost to prepare and are subject to review by the Federal Reserve Board and the FDIC, in the case of the 165(d) plan, and by the FDIC only, in the case of the IDI plan. If, after reviewing our 165(d) plan and any related re-submissions, the Federal Reserve Board and the FDIC jointly determine that the 165(d) Plan is not credible and that deficiencies are not cured in a timely manner, they may jointly impose on our US operations more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations, or even divestitures, which could have an adverse effect on our business. Banco Santander is a triennial reduced filer and filed its most recent 165(d) plan in the form of a reduced resolution plan by 1 July 2025. Banco Santander is required to submit its next 165(d) plan by 1 July 2028. With respect to our IDI plan, IDIs with USD 100 billion or more in assets that are not affiliates of US global systemically important banking organizations, such as Santander Bank, are required to submit a full IDI plan every 3 years and, in the years when the IDI is not required to submit a full IDI plan, it is required to submit a limited interim supplement. IDIs with more than USD 50 billion, but less than USD 100 billion, are not required to submit an IDI plan but instead are required to submit an informational filing intended to support the development of strategic options for resolution of the IDI by the FDIC. Santander Bank submitted a full IDI plan by 1 July 2025. Santander Bank is required to submit a limited interim supplement by 1 July 2026.
Federal Reserve Board supervisory guidance and Large Financial Institution rating system
In March 2021, the Federal Reserve Board issued guidance on corporate governance to enhance the effectiveness of boards of directors and refocus the Federal Reserve Board’s supervisory expectations for boards of directors on their core responsibilities. The corporate governance guidance consists of three parts. The first part, the board effectiveness guidance, identifies the attributes of effective boards of directors and is applicable to certain bank and savings and loan holding companies with total consolidated assets of USD 50 billion or more (other than those that are US IHCs of foreign banking organizations), as well as to certain designated systemically important non-bank financial companies supervised by the Federal Reserve Board. This part does not apply to Santander Holdings USA. The second and third parts of the corporate governance guidance impose certain supervisory expectations for boards and clarify expectations for communicating supervisory findings to an institution’s board of directors and senior management.
Santander Holdings USA is subject to the Federal Reserve Board’s LFI Rating System, its supervisory rating system for large financial institutions. As compared to the rating system used for smaller BHCs, the LFI Rating System places greater emphasis on capital and liquidity, including related planning and risk management practices.
In November 2025, the Federal Reserve Board revised the LFI Rating System, which is effective as of January 16, 2026. Following these revisions, a large bank holding company with at least two 'Broadly Meets Expectations' or 'Conditionally Meets Expectations' component ratings and no more than one Deficient-1 component rating would be considered 'well managed,' permitting the institution to engage in certain activities. The Federal Reserve Board’s revisions to the LFI Rating System also removed the presumption that the Federal Reserve Board would bring a formal or informal enforcement action against a large bank holding company that receives one or more Deficient-1 ratings.
Source of strength
Banco Santander and Santander Holdings USA are required to serve as a source of financial and managerial strength to their US depository institution subsidiaries, and, under appropriate conditions, to commit resources to support those subsidiaries. This support may be required by the Federal Reserve at times when we might otherwise determine not to provide it or when

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

doing so is not otherwise in the interests of Santander Holdings USA or Banco Santander or its stockholders or creditors. The Federal Reserve may require Banco Santander or Santander Holdings USA to make capital injections into a troubled subsidiary bank and may charge Banco Santander or Santander Holdings USA with engaging in unsafe and unsound practices if Banco Santander or Santander Holdings USA fail to commit resources to such a subsidiary bank or if they undertake actions that the Federal Reserve believes might jeopardize their ability to commit resources to such subsidiary bank.
Under these requirements, Banco Santander or Santander Holdings USA may in the future be required to provide financial assistance to their US depository institution subsidiaries should they experience financial distress. Capital loans by Banco Santander or Santander Holdings USA to their US depository institution subsidiaries would be subordinate in right of payment to deposits and certain other debts of the US depository institution subsidiaries. In the event of Santander Holdings USA’s bankruptcy, under the U.S. Bankruptcy Code any commitment by Santander Holdings USA to a federal bank regulatory agency to maintain the capital of its US depository institution subsidiaries would be assumed by the bankruptcy trustee and entitled to a priority of payment.
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
The CFPB has implemented many mortgage-related rules, including rules related to the ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, high-cost mortgage requirements, HMDA requirements and appraisal and escrow standards for higher priced mortgages. The mortgage-related rules implemented by the CFPB have materially restructured the origination, servicing and securitization of residential mortgages in the United States. For example, under the CFPB’s Ability to Repay and Qualified Mortgage rule, before making a mortgage loan, a lender must establish that a borrower has the ability to repay the mortgage. 'Qualified mortgages,' as defined in the rule, are presumed to comply with this requirement and, as a result, present less litigation risk to lenders. For a loan to qualify as a qualified mortgage, the loan must satisfy certain limits on terms and conditions, pricing and a maximum debt-to-income ratio. Loans eligible for purchase, guarantee or insurance by a government agency or government-sponsored enterprise are exempt from some of these requirements. Satisfying the qualified mortgage standards, ensuring correct calculations are made for individual loans, recordkeeping and monitoring, as well as understanding the effect of the qualified mortgage standards on CRA obligations, impose significant compliance obligations on, and involve compliance costs for, US mortgage lenders, including us.
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
Community Reinvestment Act
The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low- and moderate-income neighbourhoods, consistent with safe and sound banking practices. The relevant federal bank regulatory agency, the OCC in Santander Bank’s case, examines each bank and assigns it a public CRA rating. A bank’s record of fair lending compliance is part of the resulting CRA examination report. Santander Bank is subject to the CRA. Santander Bank’s most recent public CRA report of examination rated Santander Bank as 'Outstanding' for the 1 January 2020 through 31 December 2022 evaluation period. The OCC takes into account Santander Bank’s CRA rating in considering certain regulatory applications Santander Bank makes, including applications related to establishing and relocating branches, and the Federal Reserve Board does the same with respect to certain regulatory applications Santander Holdings USA makes. In October 2023, the Federal Reserve Board, FDIC, and OCC finalized a rule that materially revises the current CRA framework, including new assessment area requirements, new methods of calculating credit for lending, investment, and service activities, and additional data collection and reporting requirements. The final CRA rule was challenged in court delaying implementation. In July 2025, the federal banking regulators issued a proposed rule to rescind the final CRA rule.
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
Privacy, data protection and cybersecurity
We are subject to a variety of increasingly stringent federal, state, local, and foreign laws, regulations, rules and standards relating to privacy, data protection and cybersecurity. The legal and regulatory framework for these areas is in considerable flux and evolving rapidly. As privacy, data protection and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, these issues have become the subject of increasing legislative and regulatory focus.
At the federal level, the GLBA requires financial institutions to, among other things, periodically disclose their privacy policies and practices relating to sharing non-public personal information and enables retail customers to opt out of our ability to share such personal information with unaffiliated third parties under certain circumstances. The GLBA also requires financial institutions to implement a comprehensive information security program that includes administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information. These security and privacy policies and procedures for the protection of personal and confidential information are in effect across all businesses and geographic locations. An amendment to Regulation S-P, an implementing regulation under the GLBA, was adopted by the SEC on 16 May 2024, and requires registered investment advisers and broker/dealers to, among other things, adopt and implement an incident response program as part of their formal cybersecurity policies and procedures and report data breaches to affected individuals whose sensitive customer information was, or is, reasonably likely to have been, accessed or used without authorization within 30 days of becoming aware of such data breach. Federal law also makes it a criminal offence, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means.
Like other lenders, Santander Bank and other of our US subsidiaries also use credit bureau data in their underwriting activities. Use of such data is regulated under the FCRA, and the FCRA also regulates reporting information to credit bureaus, prescreening individuals for credit offers, sharing of information between affiliates, and using affiliate data for marketing purposes. Like other businesses in the US, our non-banking US subsidiaries are also subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to privacy, data protection and cybersecurity. Moreover, the United States Congress has considered, and will likely in the future consider, various proposals for more comprehensive privacy, data protection and cybersecurity legislation, to which we and our US subsidiaries may be subject if passed.
In addition, the enactment of the Cyber Incident Reporting for Critical Infrastructure Act (CIRCIA) in 2022, once rulemaking is complete, will require, among other things, certain companies to report significant cyber incidents to the Cybersecurity and Infrastructure Security Agency (CISA) within 72 hours from the time the company reasonably believes the incident occurred (and within 24 hours of making a ransom payment as a result of a ransomware attack). On 4 April 2024, the CISA proposed a rule under the CIRCIA that would clarify the scope of cyber incidents to be reported and would further define covered entities subject to the CIRCIA to expressly include companies in the financial services industry that are required to report cyber incidents to their primary federal regulators. Although the CIRCIA originally required the CISA to finalize its regulations by October 4, 2025, the CISA has extended such deadline to May 2026.
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
Further, in the spring of 2022, federal banking regulators imposed a cybersecurity-related notification rule that requires banking organizations to notify their primary federal regulator as soon as possible and within 36 hours of incidents that, among other things, have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization’s ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. The rule also imposes requirements on bank service providers to notify their affected banking organization customers of certain computer-security incidents.
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
For example, the CCPA applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives California residents the right to, among other things, request disclosure of personal information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of their personal information, and the right not to be discriminated against for exercising their rights. The CCPA contains a private right of action for California residents as well as enforcement capabilities for both the California Attorney General and a state agency created under the California Privacy Rights Act. The CCPA contains several exemptions, including an exemption applicable to personal information that is collected, processed, sold or disclosed subject to the GLBA. While the CCPA does not currently have, and is not expected to have, a material impact on Banco Santander’s US operations, the CCPA is indicative of a trend towards greater state-level regulation of privacy, data protection and cybersecurity in the United States. A number of other states have enacted, or are considering enacting, comprehensive data privacy laws that share similarities with the CCPA. In addition, laws in all 50 US states generally require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Banco Santander continues to assess the requirements of such laws and proposed legislation and their applicability to our operations.
Internationally, virtually every jurisdiction in which we operate has established its own privacy, data protection and cybersecurity legal and regulatory framework with which we must comply. For more information on foreign laws, regulations, rules and standards relating to privacy, data protection and cybersecurity, see ‘Supervision and regulation – Privacy, data protection and cybersecurity’.
Artificial Intelligence
AI is the subject of ongoing review by various US governmental and regulatory agencies, and various US states and other foreign jurisdictions are applying, or are considering applying, their existing laws and regulations, including platform moderation, cybersecurity, and data protection laws and regulations to AI or are considering legal and regulatory frameworks for AI. Additionally, multiple US states have adopted or are considering adopting AI-specific requirements. For more information on developing foreign laws and regulations related to the use of AI, see ‘Supervision and regulation – Artificial intelligence’.
Compensation
The compensation practices of our US subsidiaries are subject to oversight by the Federal Reserve Board and, with respect to some of our subsidiaries and employees, by other financial regulatory bodies. The scope and content of compensation regulation in the financial industry continue to evolve, and we expect that these regulations and resulting market practices will continue to evolve over a number of years.
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

1000

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
Failure to comply with applicable US sanctions can result in serious legal and reputational consequences, including significant civil monetary penalties and, in the most severe cases, criminal penalties.
In addition, the US government has imposed various sanctions that prevent non-US persons, including non-US financial institutions, from engaging in certain activities undertaken outside the United States and without the involvement of any US persons (secondary sanctions). If a non-US financial institution is found to have engaged in activities targeted by certain US secondary sanctions, it could lose its ability to open or maintain correspondent or payable-through accounts with US financial institutions, among other potential consequences.
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
The following activities are disclosed in response to Section 13(r) with respect to the Group and its affiliates. During the period covered by this annual report:
•Frozen accounts and transactions: A limited number of accounts for certain customers subsequently designated over time by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme, were or are maintained with certain non-US affiliates of Santander. All such accounts have been frozen or cancelled to comply with applicable legal requirements.
•Legacy contractual obligations related to guarantees: The Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions programme (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to 27 April 2007. The Group is not contractually permitted to cancel these arrangements without paying the guaranteed amount. As such, the Group intends to continue to provide the guarantees in accordance with company policy and applicable laws.
In the aggregate, the transactions described above resulted in gross revenues and net profits in the year ended 31 December 2025, which were negligible relative to the overall revenues and profits of Santander. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above.
Monetary policy and exchange controls
The decisions of the European System of Central Banks influence conditions in the money and credit markets, thereby affecting interest rates, the growth in lending, the distribution of lending among various industry sectors and the growth of deposits. Monetary policy has had a significant effect on the operations and profitability of Spanish banks in the past and this effect is expected to continue in the future. Similarly, the monetary policies of governments in other countries in which we have operations, particularly in Latin America, the United States and the United Kingdom, affect our operations and profitability in those countries. We cannot predict the effect of any changes in such policies on our operations in the future, but we do not expect it to be material.
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

1001

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

11. Shareholders remuneration
The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total remuneration payments in respect of each fiscal year indicated.

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2021(A)	0.0485	0.0515	n.a.	n.a.	0.10	0.0561	0.0541	n.a.	n.a.	0.1102
2022(A)	0.0583	0.0595	n.a.	n.a.	0.1178	0.0575	0.0651	n.a.	n.a.	0.1227
2023(A)	0.0810	0.0950	n.a.	n.a.	0.1760	0.0858	0.1024	n.a.	n.a.	0.1882
2024(A)	0.1000	0.1100	n.a.	n.a.	0.2100	0.1085	0.1149	n.a.	n.a.	0.2234
2025(A)	0.1150	0.1250	n.a.	n.a.	0.2400	0.1323	0.1481	n.a.	n.a.	0.2804

(A)With regard to the remuneration policy against the 2023 earnings, the board followed a policy of allocating 50% of the Group’s reported profit, excluding non-cash, non-capital ratios impact items, to shareholder remuneration, distributed in approximately 50% in cash dividend and 50% in share buybacks.
Interim remuneration. On 26 September 2023, the board approved the payment of an interim cash dividend against the 2023 results of 8.10 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The interim dividend was paid on 2 November 2023. The board also approved the implementation of a share repurchase programme (the 'First 2023 Buyback Programme') worth approximately EUR 1,310 million (equivalent to approximately 25% of the Group's reported profit in the first half of 2023). The First 2023 Buyback Programme was completed on 25 January 2024, and resulted in the acquisition of a total of 358,567,487 shares.
Final remuneration. Under the 2023 shareholder remuneration policy, on 19 February 2024, the board of directors resolved to submit a resolution at the 22 March 2024 AGM to approve a final cash dividend in the gross amount of 9.50 euro cents per share entitled to dividends. Following the approval at the AGM, the dividend was paid from 2 May 2024. The board of directors also resolved to implement the Second 2023 Buyback Programme worth EUR 1,459 million, which commenced on 20 February 2024 and was completed on 17 June 2024 resulting in the acquisition of a total of 331,305,000 shares. Once the above-mentioned actions had been completed, the total shareholder remuneration for 2023 amounted to EUR 5,538 million (approximately 50% of the Group's reported profit for 2023), which was distributed approximately as follows: 50% in the form of a cash dividend and 50% in the form of share buybacks.
With regard to the remuneration policy against the 2024 earnings, the board continued the policy of allocating approximately 50% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 24 September 2024, the Board approved the payment of an interim cash dividend against the 2024 results of 10 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024). The interim dividend was paid on 2 November 2024. The board also approved the implementation of a share repurchase programme (the 'First 2024 Buyback Programme') worth approximately EUR 1,525 million (equivalent to approximately 25% of the Group's underlying profit in the first half of 2024). The First 2024 Buyback Programme was completed on 4 December 2024, and resulted in the acquisition of a total of 341,781,250 shares.
Final remuneration. Under the 2024 shareholder remuneration policy, on 25 February 2025 the board resolved to implement a second share repurchase programme (the 'Second 2024 Buyback Programme') worth approximately EUR 1,587 million (equivalent to approximately 25% of the Group´s underlying profit in the second half of 2024) The Second 2024 Buyback Programme was completed on 2 June 2025 and resulted in the acquisition of a total of 267,166,950 shares. In addition, on 25 February 2025, the board of directors resolved to submit a resolution at the 2025 AGM to approve a final cash dividend in the gross amount of 11 euro cents per share entitled to dividends. Following the approval at the 2025 AGM, the dividend was paid from 2 May 2025. Total shareholders' remuneration for 2024 amounted to EUR 6,287 million (approximately 50% of the Group underlying profit for 2024), distributed as follows: approximately 50% in the form of cash dividends (EUR 3,175 million) and 50% in the form of share buybacks (EUR 3,112 million).
With regard to the remuneration policy against the 2025 earnings, the board continued the policy of allocating approximately 50% of the Group's underlying profit to shareholder remuneration, split in approximately equal parts in cash dividends and share buybacks.
Interim remuneration. On 30 September 2025, the Board approved the payment of an interim cash dividend against the 2025 results of 11.5 euro cents per share entitled to the dividend (equivalent to approximately 25% of the Group's underlying profit in the first half of 2025). The interim dividend was paid on 3 November 2025. The board also approved the implementation of a share repurchase programme (the 'First 2025 Buyback Programme') worth approximately EUR 1,700 million (equivalent to approximately 25% of the Group's underlying profit in the first half of 2025), which was completed on 22 December 2025, and resulted in the acquisition of a total of 196,005,870 shares.
Final remuneration. Under the 2025 shareholder remuneration policy, on 3 February 2026, the board resolved to implement a second share repurchase programme (the 'Second 2025 Buyback Programme') worth approximately EUR 5,030 million (equivalent to approximately 25% of the Group´s underlying profit in the second half of 2025), which will be completed on 21 July 2026. In addition, on 24 February 2026, the board of directors resolved to submit a resolution at the 2026 AGM to approve a final cash dividend in the gross amount of 12.5 euro cents per share entitled to dividends. If approved at the 2026 AGM, the dividend will be payable from 5 May 2026. Once the above-mentioned actions are completed, the total shareholder remuneration for 2025 will total EUR 7,050 million (approximately 50% of the Group underlying profit for 2025), distributed as follows: approximately 50% in the form of cash dividends (EUR 3,520 million) and 50% in the form of share buybacks (EUR 3,530 million). These amounts have been estimated assuming that, as a consequence of the partial execution of the Second 2025 Buyback Programme, the number of outstanding shares entitled to a final cash dividend will be 14,568,470,446. Therefore, that amount may be higher if fewer shares than planned are acquired in the Second 2025 Buyback Programme; otherwise, it will be lower.
In order to comply with applicable US securities laws, it may be necessary to temporarily suspend the Second 2025 Buyback Programme during certain periods until the completion of the acquisition transaction we entered into with Webster Financial Corporation (‘Webster’). For more information on such transaction, see section 13.2 'Material Contracts' of this annual report on Form 20-F.
For more information see section 3.3.'Dividends and shareholder remuneration' in the 'Corporate governance' chapter included in Part 1 of this annual report on Form 20-F.

12. The offer and listing
Santander’s shares
In 2025, Santander was the most actively traded stock on the Spanish stock exchange. At 31 December 2025, the stock had a 17.02% weighting in the IBEX 35 Index and was ranked first among all Spanish issuers represented in this index. In 2025,
7,573 million shares were traded, for a cash amount of EUR 53,296 million. Our market capitalization of EUR 147,921 million at 2025 year-end made us the largest bank in the eurozone by market capitalization.
At 31 December 2025, a total of 4,151,297,417 shares, or 28.26% of our share capital, were held by 1,364 depositary receipt registered holders in our American Depositary Share

1002

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Program. Citibank, N.A. is the depositary of our American Depositary Share Program.
At 31 December 2025, 69.05% of our shares were held of record by non-residents of Spain.
American Depositary Shares
Our ADSs have been listed and traded on the New York Stock Exchange since 30 July 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or 'ADR.' Under the deposit agreement, pursuant to which ADRs have been issued, Citibank, N.A., with its principal office located at 388 Greenwich Street, New York, New York 10013, US, is the depositary and holder from time to time of ADRs. At 31
December 2025, we had outstanding a total of 618,232,705 ADRs of which 5,408,827 were held by 9,762 registered holders with Citibank, N.A. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders is not representative of the number of beneficial owners. Our directors and executive officers owned 1,041,886 ADRs as of 31 December 2025, according to the information provided to the CNMV.
Each ADS represents the right to receive one share of our Capital Stock, par value EUR 0.50 each.

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

In 2025, the Depositary made direct payments and reimbursements to us in the gross amount of USD 14,780,153 for expenses related to investor relations with no withholding for tax purposes in the US.
Trading by Santander’s subsidiaries in the shares
We and/or some of our subsidiaries, in accordance with market practice, as permitted under the relevant European regulations and according to our internal policy, have regularly purchased and sold our shares for our own account. We expect that we and/or our subsidiaries may continue to purchase and sell our shares from time to time.
Our trading activities in our shares are driven by orders, which are matched by the market’s computer system according to price and time entered. Santander’s broker (which is Banco Santander, S.A. following the absorption of Santander Investment Bolsa, S.V., S.A.U. and Popular Bolsa, S.V., S.A.U.) and the other brokers authorized to trade on the continuous market ('Member Firms') are not required to, and do not, serve as market makers maintaining independently established bid and ask prices. Rather, Member Firms place orders for their customers, or for their own account, into the market’s computer system. If a matching counterparty order is not available on the continuous market at that time, the Member Firm may solicit counterparty orders from among its own clients and/or may accommodate the client by filling the client’s order as principal.
Under the Spanish Capital Companies Law, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate nominal value of the shares previously held by the company and its subsidiaries (referred to as 'treasury stock' or 'autocartera') does not exceed 10% of the total outstanding capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and, if the acquisition relates to shares in the parent company, at a meeting of the shareholders of the acquiring company’s parent, and (3) such purchases, together with the shares previously held by the company and its subsidiaries, do not result in a net equity less than the company’s stock and the minimum reserves stipulated by law and our Bylaws. See more information in section 2.5. 'Treasury shares' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.

1003

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

Spanish Royal Decree 1362/2007, of October 19, requires that the CNMV be notified each time the acquisition of treasury stock made since the last notification reaches 1% of the voting rights of the company, regardless of any other preceding sales. Furthermore, the Spanish Capital Companies Law establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to the allotment of new bonus shares, shall be attributed proportionately to the other outstanding shares.
The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2025, 23.8% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Banco Santander, S.A. The portion of trading volume in shares attributable to purchases and sales as principal by our companies (treasury shares) was approximately 4.7% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.01% to 1.65% in 2025. At 31 December 2025, Banco Santander, S.A. and our subsidiaries held 11,077,291 shares (0.08% of our total capital stock as of that date).
Purchases of equity securities by the issuer and affiliated purchasers
The following table shows the purchases of shares made by the Bank or any of its affiliated purchasers during 2025:

2025	Total number of shares -or units purchased (A)	Average price paid per share (or unit) in euros	Total number of shares (or units) purchased as part of publicly announced plans or programs (B)	Euro value of the maximum number of shares (or units) that may yet be purchased under the plans or programs (B)
January	14,567,845	4.60	—	—
February	63,931,812	5.69	49,000,000	1,306,169,761
March	68,297,355	6.26	50,100,000	995,466,845
April	138,839,323	5.41	121,400,000	308,105,374
May	50,655,496	6.56	43,100,000	25,125,209
June	11,284,972	6.96	3,566,950	—
July	2,034,162	7.24	—	1,700,000,000
August	43,563,570	7.73	38,526,565	1,402,270,036
September	28,525,109	8.41	24,373,435	1,197,342,072
October	56,808,567	8.38	51,300,000	759,075,508
November	48,320,142	8.98	45,400,000	351,521,682
December	57,535,392	9.71	36,405,870	—
Total	584,363,745		463,172,820

(A) The number of shares purchased includes securities lending and short positions.
(B) Purchases related to the Second Buyback Programme 2024 and the First Buyback Programme 2025. For more information see 2.5 'Treasury shares' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F and note 34.b) to our consolidated financial statements in Part 1 of this annual report on Form 20-F.

During 2025, all purchases and sales of equity securities were made in open-market transactions.

1004

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
Since then, certain provisions of Banco Santander’s Bylaws have been amended. In particular, Article 5 has been updated several times, mostly to reflect the current share capital and the number of shares outstanding.
In 2025, the share capital was amended twice, reducing it on each occasion:
•one capital reduction for an amount of EUR 133,583,475 (c. 1.76% of the share capital), in accordance with the terms adopted at the AGM 2024 through the cancellation of the shares repurchased under the Second 2024 Buyback Programme that formed part of the shareholder remuneration policy for 2024, which was registered with the Companies Register on 6 June 2025; and
•a subsequent capital reduction for an amount of EUR 98,002,935 (c.1.32% of the share capital), in accordance with the terms adopted at the 2025 AGM, through the cancellation of the shares repurchased under the First 2025 Buyback Programme that formed part of the shareholder remuneration policy for 2025, registered with the Companies Register on 30 December 2025.
The share capital is currently EUR 7,344,659,751 represented by 14,689,319,502 shares of EUR 0.50 nominal value each.
Our current Bylaws are included as Exhibit 1.1 to this annual report on Form 20-F. The Bylaws are also available on our corporate website (santander.com), which does not form part of this annual report on Form 20-F, under the heading 'Shareholders and investors-Corporate Governance - Bylaws'.
Rules and regulations of the board and rules and regulations for the general shareholders' meeting
Aside from the Bylaws, the Rules and regulations of the board and the Rules and regulations for the general shareholders' meeting also form part of the internal governance rules of Banco Santander.
For information on the Rules and regulations of the board, see section 4.3 'Board functioning and effectiveness' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
The Rules and regulations of the board and the Rules and regulations for the general shareholders' meeting are available on our corporate website (santander.com), which does not form part of this annual report on Form 20-F, under the heading 'Shareholders and investors-Corporate Governance-Rules and Regulations of the Board of Directors' and 'Shareholders and investors-Corporate Governance-Rules and Regulations for the General Shareholders’ Meeting', respectively.
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
Meetings and voting rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date set by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Banco Santander. Notices of all meetings have to be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Commercial Registry or in one of the national newspapers with the largest circulation in Spain, on the website of the CNMV and on Banco Santander’s website (santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. We held our annual general shareholder meeting on 4 April 2025. No extraordinary meeting was held.
In accordance with the Rules and regulations for the general shareholders' meeting, from the date when the call of the general shareholders' meeting is published, our corporate website includes, amongst others, the text of all resolutions proposed by the board of directors with respect to the agenda items and the details regarding the manner and procedures for shareholders to follow the meeting and to confer representation on any individual or legal entity. The manner and procedures for proxy granting, voting prior to the meeting, remote attendance

1005

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
Shareholders (or their representatives) can attend general meetings virtually through our 'General Shareholders' Meeting Platform'. They can follow them through real-time means of communication, vote, make presentations, propose resolutions and contact the notary public. Our Bylaws allow for general meetings to be virtual-only, without the physical attendance of shareholders or their proxies, provided that we can guarantee their identity and standing and that they can participate effectively in the meeting by remote means of communication, exercise their rights in real time and follow the presentations and proposals of other attendees, considering the state of the art and the Company’s circumstances, particularly the number of shareholders.
As with the 2025 AGM, the 2026 AGM will be held as a virtual-only meeting. For further information, we refer to 'Virtual AGM' in section 3.5 in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
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
•the transformation, merger, spin-off, or the overall assignment of assets and liabilities;
•the relocation of the registered office abroad; and
•any other amendment to our Bylaws.
A quorum of 25% of the subscribed voting capital is required for a duly constituted ordinary or extraordinary general meeting of shareholders voting on such actions on the second call.
For purposes of determining the quorum, those shareholders who vote in advance from a distance are counted as present at the meeting, as provided by the Rules and regulations for the general meeting. The quorum at our AGMs (expressed as a percentage of Banco Santander’s share capital) was: April 2020, 65.0%; October 2020, 60.34% ; March 2021, 67.67%; April 2022, 68.78%; March 2023, 67.56% ; March 2024, 66.65%; and April 2025, 68.51%.
Each Banco Santander share entitles its holder to one vote. Registered holders of any number of shares will be entitled to attend shareholders’ meetings, provided shares are fully paid-up. Our Bylaws do not contain provisions regarding cumulative voting.
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
•the filing of a derivative action against the director; or
•the approval or ratification of transactions between Banco Santander and the director in question, companies controlled or represented by the director, or persons acting on the director's behalf.
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
The valid approval of the matters listed above which require a reinforced quorum, requires the favourable vote of more than half of the votes corresponding to the shares represented in person or by proxy at the general shareholders’ meeting, except when on second call shareholders representing less than fifty

1006

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

percent of the subscribed share capital with the right to vote are in attendance - in which case the favourable vote of two-thirds of the share capital represented in person or by proxy at the general shareholders’ meeting shall be required.
Changes in capital
See sections 2.1.'Share capital', 2.2. 'Authority to increase capital', 2.5 'Treasury shares', 3.4. '2025 AGM' and 3.5. 'Our next AGM in 2026' in the 'Corporate governance' chapter in Part 1 of this annual report on Form 20-F.
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

1007

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
The authority to approve any transaction between Banco Santander and a director or a significant shareholder (or their related parties) is reserved to the board of directors (unless the value of the transaction exceeds 10% of the total assets of Banco Santander, in which case the authority to approve such transaction corresponds to shareholders at the general shareholders’ meeting). Prior to such approval, it is the audit committee's responsibility to report on transactions which entail or might entail any situation of conflict of interest, related-party transactions or transactions which entail the use of corporate assets.
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
Pursuant to Spanish law, directors appointed by the board to fill a vacancy and whose appointment remains subject to ratification by the shareholders may not necessarily be a shareholder of Banco Santander and, pursuant to the Rules and regulations of the board, proprietary directors must submit their resignation proportionately when the shareholder that they represent disposes of or reduces its shareholdings in a significant manner. Our Bylaws and Rules and regulations of the board do not otherwise require ownership of Santander shares for a director’s qualification.
13.2. Material contracts
On 3 February 2026, Webster, Banco Santander and Webster Virginia Corporation, a wholly owned subsidiary of Webster incorporated in the State of Virginia (the ‘Webster Subsidiary’) entered into a transaction agreement (the ‘Transaction Agreement’).
Pursuant to the Transaction Agreement, Banco Santander will acquire Webster, the parent company of Webster Bank, N.A., for approximately USD 12,200 million (around EUR 10,300 million). Webster shareholders will receive USD 48.75 in cash and 2.0548 Santander shares for each Webster share, resulting in a total consideration of USD 75 per Webster share. Completion of the transaction is expected to take place in the second half of 2026

1008

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

subject to the customary conditions for this type of operations, including obtaining the relevant regulatory approvals and the approvals of both Webster's and Santander's shareholders.
The Transaction Agreement provides that, upon the terms and subject to the conditions set forth therein, Banco Santander will acquire Webster in two steps. First, Webster will merge with and into the Webster Subsidiary, with the Webster Subsidiary continuing as the surviving corporation in the merger. Second, immediately following the completion of the merger, Banco Santander will acquire all outstanding shares of the Webster Subsidiary through a statutory share exchange. The Transaction Agreement was unanimously approved by the boards of directors of each of Webster, Banco Santander and the Webster Subsidiary.
Please see note 1.g to our 'Consolidated financial statements' included in Part 1 of this annual report on Form 20-F for information regarding the Transaction Agreement and Exhibit 4.1. to this annual report on Form 20-F.
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
Notwithstanding the above, Spanish Royal Decree-Law 8/2020, of 17 March, on urgent extraordinary measures to address the economic and social impact of covid-19 (as amended from time to time, 'RDL 8/2020'), suspended, effective as of 18 March 2020, the regime on the deregulation of foreign direct investment in Spain, indefinitely, until the Spanish Government decides otherwise. To that end, it added a new Article 7 bis and established new rules on sanctions in Articles 8 and 12 of Law 19/2003, of 4 July. The RDL 8/2020 was based in this regard on Regulation EU 2019/452 of the European Parliament and of the Council of 19 March 2019 establishing a framework for the screening of foreign direct investments into the Union ('Regulation 2019/452'), some of the provisions of which it reproduces almost literally. As a result of RDL 8/2020, the need for authorisation for foreign investment has become the norm, when it had previously only been required exceptionally, for very specific sectors, when carried out by residents of countries outside the European Union ('EU') and the European Free Trade Association ('EFTA'). Later, the transitional provision of Royal Decree-Law 34/2020, of 17 November, on urgent measures to support business solvency and the energy sector as well as on taxation ('RDL 34/2020'), further restricted the freedom to carry out foreign investments in Spain, until 31 December 2026 (as extended by Royal Decree-Law 1/2025 of 28 January), which also required prior authorisation to be obtained for investments in companies listed in Spain or unlisted companies in Spain if the value of the investment made by residents of other EU and EFTA countries exceeds 500 million euros. For these purposes, companies listed in Spain will be considered those whose shares are, in whole or in part, admitted to trading in an official Spanish secondary market and have their registered office in Spain.

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

1009

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

year for which a tax resident is considered, in which case the certificate will be deemed applicable during that year.
According to the Order of 13 April 2000, to get a direct application of the Treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends were distributable by us. If you fail timely to provide our depositary with the required documentation, you may obtain a refund of the amount withheld exceeding 15% that would result from the Spanish tax authorities in accordance with the procedures below. In the event of a share premium distribution, the return is considered to reduce the acquisition value of the shares or equity held by the non-resident shareholders, and the excess over such acquisition value is taxed, as return on movable capital, at 19% unless a domestic exemption or a Double Tax Treaty sets forth otherwise. In this regard, under the Treaty and subject to the fulfilment of certain requirements, you may be entitled to a general reduced rate of 15%. No tax withholding applies in this case.
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
•If the holder of ordinary shares or ADSs elects to sell the rights on the market, the full amount obtained from the sale of rights will be treated as a taxable capital gain for the holder at the time the transfer takes place (please refer to '-Taxation of capital gains' below).
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

1010

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

1011

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
Certain Treasury Regulations ('the Foreign Tax Credit Regulations') may in some circumstances prohibit a US person from claiming a foreign tax credit with respect to certain non-US taxes that are not creditable under applicable income tax treaties. The US Internal Revenue Service (the 'IRS') has released notices which indicate that the Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provides temporary relief from certain of their provisions for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Accordingly, US investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Spanish taxes imposed on dividends on, or dispositions of, ADS or shares. As noted above, the discussions below regarding the creditability of any Spanish taxes do not address the foreign tax credit consequences to holders of ADSs or shares that do not qualify for the benefits of the Treaty.
Except as specifically discussed under 'Passive Foreign Investment Company Rules' below, this discussion assumes that we were not, and will not become, a passive foreign investment company ('PFIC') for US federal income tax purposes.
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

1012

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
Passive Foreign Investment Company rules
We believe that we were not a PFIC for US federal income tax purposes for the 2025 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after 31 December 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year. In addition, if certain proposed Treasury Regulations are finalized in their current form, our PFIC status will also depend on the location of activities that produce active banking income and the location of our customers.
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

1013

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

13.5. Documents on display
We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580,100 F Street, N.E.,
Washington, D.C. 20549, and at the SEC’s regional offices at 200 Vesey Street, Suite 400, New York, New York 10281-1022 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed on the internet at their website sec.gov. The information contained on this website does not form part of this annual report on Form 20-F.
13.6. Share ownership of directors and senior management
As of 24 February 2026, the direct, indirect and represented holdings of our current directors and senior managers were as follows:

1014

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

	Shares					Options on Banco Santander shares
Directors	Direct stake	Indirect stake	Represented stake	Total shares	% of capital stock	Direct	Indirect
Ana Botín-Sanz de Sautuola y O´Shea	2,697,185	31,506,972	—	34,204,157	0.233%	1,265,176	—
Héctor Grisi Checa	2,926,570	—	—	2,926,570	0.020%	371,970	—
Glenn H. Hutchins	870,165	—	—	870,165	0.006%	—	—
José Antonio Álvarez Álvarez	2,812,800	—	—	2,812,800	0.019%	853,940	—
Homaira Akbari	67,826	100,913		168,739	0.001%	—	—
Juan Carlos Barrabés Cónsul	100	—	—	100	—%	—	—
Javier Botín-Sanz de Sautuola y O´Shea	5,519,047	25,603,839	158,159,219 (A)	189,282,105	1.289%	—	—
Sol Daurella Comadrán	149,483	476,837	—	626,320	0.004%	—	—
Henrique de Castro	2,982	—	—	2,982	—%	—
Germán de la Fuente Escamilla	10,000	—	—	10,000	—%	—	—
Gina Díez Barroso Azcárraga	27,000	—	—	27,000	—%	—	—
Luis Isasi Fernández de Bobadilla	60,000	—	—	60,000	—%	—	—
Belén Romana García	13,591	—	—	13,591	—%	—
Pamela Walkden	82,608	—	—	82,608	0.001%	—	—
Antonio Francesco Weiss	—	—	—	—	—%	—	—
TOTAL	15,239,357	57,688,561	158,159,219	196,882,980	1.340%	2,491,086	—
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

	Shares				Options on Banco Santander shares
Senior managers	Direct stake	Indirect stake (A)	Total shares	% of capital stock	Direct	Indirect
Mahesh Aditya	493,315	—	493,315	0.003%	—	—
Daniel Barriuso	301,842	—	301,842	0.002%	171,715	—
Maria Julia Bayon	198,826	—	198,826	0.001%	—	—
Juan Manuel Cendoya	1,473,659	3	1,473,662	0.010%	—	—
José Antonio Garcia Cantera	2,854,239	2	2,854,241	0.019%	—	—
Francisco Javier Garcia-Carranza	719,686	1	719,687	0.005%	370,371	—
David Arthur Hazell	61,220	—	61,220	0.000%	—	—
José María Linares	988,681	—	988,681	0.007%	676,919	—
Mónica López-Monís	539,336	818	540,154	0.004%	—	—
José Luis de Mora	922,417	—	922,417	0.006%	445,575	—
Juan Olaizola Bartolomé	299,913	6	299,919	0.002%	—	—
Jaime Pérez Renovales	1,011,078	17,380	1,028,458	0.007%	—	—
Manuel Preto	140,848	—	140,848	0.001%	—	—
Nitin Prabhu	330,243	—	330,243	0.002%	—	—
Javier Roglá	432,496	1,811	434,307	0.003%	62,550	—
TOTAL	10,767,799	20,021	10,787,820	0.073%	1,727,130
(A)Includes family shares.

13.7. Unresolved staff comments
None.

1015

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

13.8. Cybersecurity risk management
At Santander, cybersecurity risk management is an integral part of our operational risk management and control model. Our cybersecurity risk management approach is designed to align with international best practices and provide a framework to measure and supervise our cyber risk profile and control environment, including threats and incidents associated with the use of third-party service providers.
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
During 2025, we faced a dynamic and increasingly sophisticated threat landscape, including increased ransomware attacks, intensified hacktivism and supply chain threats, along with increased use of social engineering and AI techniques.
To face these challenges, Santander has continued to evolve its defences in line with a cybersecurity strategy centred on three pillars: (i) the principles of security by design were strengthened, incorporating risk management and the definition of security architectures from the early stages of each initiative; (ii) we continued to harness the potential of AI and automation to strengthen threat prevention, detection and response; and (iii) we strengthened our capacity to anticipate, resist and recover from potential cyber scenarios, thereby improving our response preparedness and ability to ensure the continuity of essential services. Among the main improvements are the global expansion of the permanently operational Cyber Emergency Response Team (CERT); and the expansion of resilience and recovery tests in line with DORA.
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
For information on our overall risk management process and tools, and risk reporting structure, see sections 1.3 ‘Risk and compliance governance’ and 1.4 ‘Risk management processes and tools’ in the ‘Risk management and compliance’ chapter in Part 1 of this annual report on Form 20-F. For details on the measurement, monitoring and control of cybersecurity-related risks, and their respective mitigation plans, and cybersecurity initiatives, see 7. ‘Data and Artificial Intelligence, Technology and the Fintech Ecosystem - Cybersecurity’ in the ‘Economic and financial review’ chapter and 5.2 ‘Operational risk management' (including Cyber risk) in the ‘Risk management and compliance’ chapter of this annual report on Form 20-F. For more details on the cybersecurity initiatives, including training and awareness we ran in 2025, see 3.3.3. ‘Privacy, data protection and cybersecurity’ in the ‘Sustainability statement’ chapter of this annual report on Form 20-F.
The board of directors and its delegated committees are the highest decision-making and monitoring bodies regarding management of cybersecurity risk. The innovation and technology committee of the board of directors is in charge of assisting the board with the supervision of cybersecurity risks in coordination with the risk supervision, regulation and compliance committee and the audit committee. The three committees are jointly responsible for monitoring the cybersecurity strategy of the Group and the internal audit coverage of cybersecurity risk and overseeing management's management and control of cybersecurity risks and monitoring of cybersecurity threats. For more information regarding these board committees see sections 4.5 'Audit committee activities in 2025', 4.8 'Risk supervision, regulation and compliance committee activities in 2025' and 4.10 'Innovation and technology committee activities in 2025' in the ‘Corporate governance’ chapter of this annual report on Form 20-F. For information regarding the experience of the members of these board committees, see section 4.1 'Our directors' in the ‘Corporate governance’ chapter of this annual report on Form 20-F.
Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation and remediation measures and maintaining cybersecurity programs. The Group Chief Operating & Technology Officer and dedicated personnel are certified and experienced information systems security professionals and information security managers. The Group Chief Operating & Technology Officer joined the Group in 2005 and has held senior management and IT-related positions within the Group and other companies such as IBM Financial Services Consulting. Management, including the Group Chief Operating & Technology Officer and our Global Chief Information Security Officer (who reports to the Group Chief Operating & Technology Officer), regularly, as well as on an as-needed basis, update the board of directors, the innovation and technology, risk supervision, regulation and compliance and audit committees on the Group’s cybersecurity programs, material cybersecurity risks and mitigation and remediation strategies and provide cybersecurity reports that cover, among other topics, cybersecurity threats and incidents and updates of the Group’s cybersecurity programs and mitigation strategies.
In recent years, we have experienced an increase in cybersecurity incidents, primarily related to Distributed Denial of Service (DDoS) attacks and incidents involving third-party service providers. We currently consider that all these incidents have been addressed and resolved without having a material adverse effect on our operations or customer data. Our team remains vigilant and committed to maintaining and enhancing as needed our

1016

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

cybersecurity measures designed to protect against evolving cybersecurity threats.
Despite our efforts, we cannot eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cyberattack, data breach, data loss or other security incident. For more information about these risks, see 4. 'Risk Factors – 2.3 Operational and technology risks' and ‘2.1.2 We are subject to extensive regulation and regulatory and governmental oversight which could adversely affect our business, operations and financial condition – Privacy, data protection and cybersecurity’).
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

14. Recent events
No significant events occurred from 1 January 2026 to the date of filing of this annual report on Form 20-F except for the following:
On 9 January 2026, after obtaining the necessary regulatory approvals and fulfilling the conditions for closing, the Group completed the sale of 49% of the share capital of Santander Bank Polska S.A. and 50% of the share capital of Santander Towarzystwo Funduszy Inwestycyjnych S.A. (TFI, the asset management business in Poland) to Erste Group Bank AG for a total cash amount of approximately EUR 7,000 million. The transaction generated a net capital gain of approximately EUR 1,900 million, which will be recognized in the consolidated income statement for the 2026 financial year. Santander holds the 9.7% of Santander Polska's share capital.
The transaction resulted in the loss of effective control over the entity, and therefore, effective as of 9 January 2026, Santander Bank Polska S.A. will cease to be consolidated using the global integration method in the Group's consolidated financial statements from that date forward.
On 3 February 2026, Santander announced it had reached an agreement with Webster to acquire Webster and, subject to customary conditions for closing for this type of transactions, including, among other, obtaining relevant regulatory approvals, the transaction is expected to be completed in the second half of 2026. For more information regarding the transaction, see section 13.2 'Material Contracts' of this annual report on Form 20-F.

1017

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

15. Controls and procedures
(a) Evaluation of Disclosure Controls and Procedures
As of 31 December 2025, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). As described below, there are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
Based on such evaluation, Banco Santander, S.A.’s Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer concluded that, as of 31 December 2025, Santander’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports filed or submitted under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to management, including its disclosure committee, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosures.
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
•Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are made only in accordance with authorizations of management and directors; and
•Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
We have aligned our internal control over financial reporting with the most rigorous international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control - Integrated Framework. These guidelines have been extended to, and implemented across, our Group companies, through the application of a common methodology and the standardization of procedures for identifying processes, risks and controls, based on the Internal Control - Integrated Framework.
The documentation, update and maintenance processes within the Group’s companies have been continuously directed and monitored by a global coordination team, which sets the guidelines for its development and supervises its execution at the unit level.
The overall framework is consistent, as it assigns to management specific responsibilities regarding the structure and effectiveness of processes directly and indirectly related to the preparation of consolidated financial statements, as well as the controls necessary to mitigate the risks inherent in those processes.
Under the supervision and with the participation of Group management, including our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of 31 December 2025, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ('COSO') in Internal Control - Integrated Framework (2013). Based on the assessment performed, management concluded that as of 31 December 2025, the Group´s internal control over financial reporting was effective.
PricewaterhouseCoopers Auditores, S.L. (PCAOB ID 1306) which has audited the consolidated financial statements of the Group for the year ended 31 December 2025, has also audited the effectiveness of the Group’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report on page 617 to our consolidated financial statements included in Part 1 of this annual report on Form 20-F.
(c) Changes in internal controls over financial reporting.
There was no change in our internal control over financial reporting during the period covered by this annual report that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

1018

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
The Group's audit committee is required to pre-approve the audit and non-audit services performed by the Group’s auditors in order to assure that the provision of such services do not impair the audit firm’s independence.
In the first months of each year, the Group's audit committee proposes to the board the appointment of the independent auditor. At that time, the Group's audit committee pre-approves the audit and audit related services that the appointed auditors will be required to carry out during the year to comply with the applicable regulation. These services will be included in the corresponding audit contracts of the Bank and of any other company of the Group with its principal auditing firm.
In addition, non-recurring audit or audit-related services and all non-audit services provided by the Group’s principal auditing firm are subject to case-by-case pre-approval by the Group audit committee.
During 2025, the Group's audit committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved audit related services and a list of non-audit services allowed to be provided by the auditor, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for the non-audit services and those not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the Group audit committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.
All services provided by the Group’s principal auditing firm in 2025 detailed in note 47.b to our consolidated financial statements included in Part 1 of this annual report on Form 20-F were approved by the Group's audit committee.
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

1019

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
Independence of the directors on the audit, nomination committee, remuneration committee and risk supervision, regulation and compliance committee
In accordance with the NYSE corporate governance rules, all US companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. As at the date of this annual report on Form 20-F, every member of the Banco Santander nomination committee is an independent director; the remuneration committee comprises five non-executive directors (four are independent and one, in the opinion of the board, is neither proprietary nor independent); and the risk supervision, regulation and compliance committee comprises five directors (three are independent and two, in the opinion of the board, are neither proprietary nor independent). The chair of those three committees is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and regulations of the board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
As at the date of this annual report on Form 20-F, none of the members of the nomination committee, the remuneration committee or the risk supervision, regulation and compliance committee is an executive director, member of senior management or employee of Banco Santander, and no executive director or member of senior management has held a position on the board (or the remuneration committee) of companies that employ members of the nomination committee, the remuneration committee and the risk supervision, regulation and compliance committee.
Separate meetings for non-executive directors
In accordance with the NYSE corporate governance rules, non-executive directors must meet periodically outside of the presence of management. Although this practice is not required under Spanish law, several meetings among non-executive directors held by the Lead Independent Director are organized during the year. During 2025, in order to facilitate discussion and open dialogue among the independent directors, the Lead Independent Director held five meetings with non-executive directors without executive directors present, where they were able to voice their views and opinions. The meetings were also a valuable opportunity to reflect on the overall board and committee cycle throughout the year, to discuss board training topics, strategy execution, executive director and top management performance and objectives (including the CEO performance assessment given his reporting line to the board), and reflections on areas for continuous improvement.
The audit committee; the nomination committee; the remuneration committee; and the risk supervision, regulation and compliance committee of Banco Santander are composed entirely of non-executive directors, according to articles 17, 18, 19 and 20 of our Rules and regulation of the board of directors, respectively. The first two committees are composed entirely of independent directors.
In 2025, the audit committee met 15 times; the nomination committee met 9 times; the remuneration committee met 9 times; and the risk supervision, regulation and compliance committee met 14 times.
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
The current General Code of Conduct sets an open door policy by which any Santander employee who becomes aware not only of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our internal regulations, but also of any action that is not aligned with Santander´s corporate behaviours or Simple, Personal and Fair (SPF) corporate culture, may report such act directly to compliance management through the appropriate whistleblowing channel (Canal Abierto).

1020

Contents	Cross-reference to Form 20-F	Consolidated director's report	Consolidated financial statements	Supplemental information

As at 31 December 2025, no waivers with respect to the General Code of Conduct had been applied for or granted.
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

1021

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

2.2	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
4.1*	Transaction Agreement, dated as of 3 February 2026, by and among Webster Financial Corporation, Banco Santander, S.A. and Webster Virginia Corporation.
8.1	List of Subsidiaries (incorporated as Appendices I, II and III of our Financial Statements filed with this Form 20-F).
11.1	Insider trading policy
12.1	Section 302 Certification by the chief executive officer.
12.2	Section 302 Certification by the chief financial officer.
12.3	Section 302 Certification by the chief accounting officer.
13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
97.1	Compensation recovery policy required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Santander.
*Schedules have been omitted pursuant to the Instructions as to Exhibits of Form 20-F. A copy of any omitted schedule will be furnished supplementally to the SEC upon request.

1022

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

Date: 27 February 2026

1023